As filed with the Securities and Exchange Commission on June 21, 2024

Registration No. 333-279440

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

FORM F-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SPECIALTY COPPER LISTCO PLC
(Exact Name of Registrant as Specified in Its Charter)

England and Wales	3440	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1 Vine Street, 5th Floor, London
United Kingdom, W1J 0AH
+1 (212) 488-5509
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

1 Vine Street, 5th Floor, London
United Kingdom, W1J 0AH
+1 (212) 488-5509
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lorenzo Corte, Esq. Maria Protopapa, Esq. Skadden, Arps, Slate, Meagher & Flom (UK) LLP 22 Bishopsgate London EC2N 4BQ +44 20 7519 7025	J. David Stewart, Esq. Dr. Ingo Strauss Latham & Watkins (London) LLP 99 Bishopsgate London EC2M 3XF +44 20 7710 1000	Dr. Florian Harder Dr. Veronika Montes Morgan, Lewis & Bockius LLP Königinstr. 9 80539 Munich +49 89 189 51 6000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the Business Combination described in the enclosed proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the share offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/prospectus until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 21, 2024

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
AND EXTRAORDINARY GENERAL MEETING OF WARRANT HOLDERS OF

SDCL EDGE ACQUISITION CORPORATION
60 East 42nd Street, Suite 1100,
New York, NY 10165

PROSPECTUS FOR          ORDINARY SHARES,          WARRANTS AND          ORDINARY SHARES

ISSUABLE UPON EXERCISE OF WARRANTS OF
SPECIALTY COPPER LISTCO PLC
(THE COMBINED PUBLIC LIMITED COMPANY AFTER THE
BUSINESS COMBINATION DESCRIBED HEREIN)

Dear Shareholders and Warrant Holders of SDCL EDGE Acquisition Corporation:

As a shareholder (“SEDA shareholder”) of SDCL Edge Acquisition Corporation, a Cayman Islands exempted company (together with its successors, “SEDA,” “we,” “us” or “our”), you are cordially invited to attend the Extraordinary General Meeting of SEDA shareholders (the “SEDA General Meeting”), to be held on          , 2024, at          , Eastern Time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, located at One Manhattan West, New York, NY 10001, United States, or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned, or to attend virtually via the Internet.

As a warrant holder of SEDA (“SEDA warrant holder”), you are cordially invited to attend the Extraordinary General Meeting of SEDA warrant holders (the “SEDA Warrant Holders Meeting” and, together with the SEDA General Meeting, the “SEDA General Meetings”), to be held on          , 2024, at          , Eastern Time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, located at One Manhattan West, New York, NY 10001, United States, or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned, or to attend virtually via the Internet.

You will be able to attend the SEDA General Meeting online, vote, and submit your questions during the SEDA General Meeting by visiting https://          . While shareholders are encouraged to attend the meeting virtually, you will be permitted to attend the SEDA General Meeting in person at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, located at One Manhattan West, New York, NY 10001, United States. The virtual meeting format allows attendance from any location in the world.

You will be able to attend the SEDA Warrant Holders Meetings online, vote, and submit your questions during the SEDA Warrant Holders Meetings by visiting https://          . While warrant holders are encouraged to attend the meeting virtually, you will be permitted to attend the SEDA Warrant Holders Meetings in person at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, located at One Manhattan West, New York, NY 10001, United States. The virtual meeting format allows attendance from any location in the world.

On February 20, 2024, (i) SEDA, (ii) Specialty Copper Listco Plc, a public limited company registered in England and Wales with registered number 15395590 (“PubCo”), (iii) SEDA Magnet LLC, a Delaware limited liability company (the “Merger Sub”), (iv) MAGNET Joint Venture GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 217397 (“JV GmbH”), (v) PP S&C Holding GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Munich under registration number HRB 275474, (vi) cunova GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 216155 (“cunova”), (vii) KME SE, a stock corporation organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 213357 (“KME”), (viii) Creature Kingdom Limited, a private limited company registered in England and Wales with registered number 06799429, (ix) The Paragon Fund III GmbH & Co. geschlossene Investment KG, a limited partnership organized under the laws of Germany, registered with the commercial register of the local court of Munich under registration number HRB 110100 (“Paragon” and together with KME, the “Shareholders”) and (x) Mr. Edward Wilson Davis, solely in the capacity as the representative for the shareholders of SEDA, entered into a business combination agreement (as amended from time to time, the “Business Combination Agreement”), pursuant to which several transactions relating to the special product business of cunova, which is a wholly owned subsidiary of JV GmbH, and certain assets of KME comprising the KME Specialty Aerospace Business (the “KME Aerospace Business” and, together with cunova, the “Target”) will occur, and in connection therewith, PubCo will become the ultimate parent company of Merger Sub, JV GmbH and the Target (the “Business Combination”).

At the SEDA General Meeting, SEDA shareholders will be asked to consider and vote upon a proposal, as an ordinary resolution, to adopt the Business Combination Agreement and approve the terms thereto, or the “Business Combination Proposal” or “Proposal No. 1,” attached to the accompanying proxy statement/prospectus as Annex A.

In addition to the Business Combination Proposal, SEDA shareholders will be asked to consider and vote upon a proposal, as a special resolution, to approve the Merger (as defined below) and the plan of merger between SEDA and Merger Sub in the form tabled at the SEDA General Meeting, or the “Merger Proposal” or “Proposal No. 2,” and such plan the “Plan of Merger,” which will be substantially in the form attached to this proxy statement/prospectus as Annex B.

As further described in the accompanying proxy statement/prospectus, subject to the terms and conditions of the Business Combination Agreement, upon consummation of the Business Combination in each case as described in the Business Combination Agreement, among other things:

(i)	SEDA will merge with and into Merger Sub, a wholly owned subsidiary of PubCo (the “Merger”), with Merger Sub being the surviving entity in the merger (the time at which the Merger becomes effective, the “Merger Effective Time”);

(ii)	in connection with the Merger, (a) each outstanding SEDA Class B ordinary share, par value $0.0001 per share (the “SEDA Class B Shares”) will be converted (unless otherwise agreed in writing) into 0.893 SEDA Class A ordinary shares, par value $0.0001 per share (the “SEDA Class A Shares,” and together with the SEDA Class B Shares, the “SEDA Shares”), (b) each outstanding SEDA Class A Share will be automatically cancelled and converted into PubCo ordinary shares at an exchange ratio of 1.119375, each such PubCo ordinary share having a par value of $0.0001 per share (the “PubCo Shares”), and (c) each outstanding warrant of SEDA will be automatically adjusted to entitle the holder to purchase one whole PubCo Share at a price of $11.50 per PubCo Share (the “SEDA Adjusted Warrants”);

(iii)	on the Exchange Date (as defined below) (and, if applicable, immediately after the closing contemplated of any Financing (as defined below)), PubCo will (a) redeem the redeemable preference share in PubCo held by Creature Kingdom, and (b) purchase from Creature Kingdom the ordinary share in PubCo held by Creature Kingdom in exchange for the release of the undertaking to pay the subscription price of such redeemable share; and

(iv)	on the Exchange Date (as defined below), (a) Paragon will transfer its shares in PP Holding and a certain shareholder loan to PubCo in exchange for cash and a vendor loan agreement by and between Paragon, PubCo and cunova, (b) cunova will redeem the preference share of cunova with the number 25,001 (the “cunova Preference Share”) in consideration for the transfer of the preference share of KME AssetCo GmbH (“KME AssetCo”) with the number 25,001 (the “KME AssetCo Preference Share”) by cunova to KME Special Products GmbH & Co. KG (“KME Special”), and (c) KME will cause (i) KME Germany GmbH (“KME Germany”), KME Mansfeld GmbH (“KME Mansfeld”) and KME America Inc. (“KME America” and, together with KME Germany and KME Mansfeld, the “Aerospace Business Sellers”) to transfer to cunova the KME Specialty Aerospace Business in exchange for a vendor loan debt instrument issued by cunova (the “Aerospace VLN”) and which the Aerospace Business Sellers will transfer to KME Special and KME Special, in turn, will contribute the Aerospace VLN to PubCo in exchange for PubCo Shares; and (ii) KME Special to transfer its shares in JV GmbH and a certain shareholder loan between KME Special and JV GmbH to PubCo in exchange for PubCo Shares and cash ((a)-(c) the “Exchange” and the date on which the Exchange occurs, the “Exchange Date”).

In addition to the Business Combination Proposal and the Merger Proposal, SEDA shareholders are being asked to consider and vote on the following proposals:

●	to consider and vote upon the following separate proposals, or the “Organizational Documents Proposals,” and together, “Proposal No. 3,” to be approved by an ordinary resolution, upon the following six separate resolutions to approve material differences between the existing Amended and Restated Memorandum and Articles of Association of SEDA and the Amended and Restated Articles of Association of PubCo to be in effect following the Business Combination (the “PubCo Proposed Governing Documents”), a copy of which is attached to this proxy statement/prospectus as Annex E (the “Form of PubCo Articles of Association”):

(i)	the name of the new public entity, PubCo, will be “Specialty Copper Listco Plc” as opposed to “SDCL Edge Acquisition Corporation” (the “Organizational Documents Proposal 3A,” or, “Proposal No. 3A”);

(ii)	PubCo will be a public company limited by shares incorporated under the laws of England and Wales, governed by the laws of England and Wales, as opposed to a Cayman Islands exempted company, governed by the laws of the Cayman Islands (the “Organizational Documents Proposal 3B,” or, “Proposal No. 3B”);

(iii)	PubCo will have, and the PubCo Proposed Governing Documents will provide for, one class of ordinary shares as opposed to the two classes of ordinary shares provided for in the Amended and Restated Memorandum and Articles of Association of SEDA (the “Organizational Documents Proposal 3C,” or, “Proposal No. 3C”);

(iv)	PubCo’s corporate existence is perpetual as opposed to SEDA’s corporate existence terminating if a business combination is not consummated within a specified period of time (the “Organizational Documents Proposal 3D,” or, “Proposal No. 3D”);

(v)	the PubCo Proposed Governing Documents will not include the various provisions applicable only to special purpose acquisition corporations that are contained in the Amended and Restated Memorandum and Articles of Association of SEDA (the “Organizational Documents Proposal 3E,” or, “Proposal No. 3E”);

(vi)	a special resolution, which is required for (among other things) any amendment to the articles of association, will (in the case of PubCo) require the support of 75% of the votes cast, as opposed to (in the case of SEDA) two-thirds of the votes cast (the “Organizational Documents Proposal 3F,” or, “Proposal No. 3F”).

●	to consider and vote upon a proposal, or the “Adjournment Proposal” or “Proposal No. 4,” to approve by an ordinary resolution, the adjournment of the SEDA General Meeting to a later date or dates (A) to the extent necessary to ensure that any required supplement or amendment to the accompanying proxy statement/prospectus is provided to SEDA shareholders or, if as of the time for which the SEDA General Meeting is scheduled, there are insufficient SEDA Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the SEDA General Meeting, (B) in order to solicit additional proxies from SEDA shareholders in favour of one or more of the Proposals at the SEDA General Meeting, or (C) if SEDA shareholders redeem an amount of SEDA Class A Shares such that the condition to each party’s obligation to consummate the Business Combination that the amount of cash in the Trust Account (as defined in the accompanying proxy statement/prospectus) (net of the aggregate amount of cash required to satisfy any exercise by SEDA shareholders of their right to have SEDA redeem their SEDA Class A Shares in connection with the Business Combination, or the “Cash Redemption Amount”) (the “Minimum Cash Condition”), together with the proceeds from certain debt financing obtained prior to the Closing Date (as defined in the accompanying proxy statement/prospectus), any PIPE Investment (as defined in the accompanying proxy statement/prospectus), any other equity or debt financing obtained on or prior to the Closing Date, is not at least $140,000,000. The Adjournment Proposal will only be presented to SEDA shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, or in the event that SEDA shareholders redeem an amount of SEDA Class A Shares such that the Minimum Cash Condition would not be satisfied.

Each of these Proposals is more fully described in this proxy statement/prospectus, which each shareholder is encouraged to read carefully.

At the SEDA Warrant Holders Meeting, SEDA warrant holders will be asked to consider and vote upon (i) a proposal, which is referred to herein as the “Warrant Amendment Proposal,” or “Warrant Holder Proposal No. 1,” to approve and adopt the amendment to the Warrant Agreement (the “Warrant Amendment”), a copy of which is attached as Annex I to the accompanying proxy statement/prospectus, to provide that, following the Merger Effective Time, each of the then outstanding SEDA Warrants will be automatically adjusted to entitle the holder to purchase one whole PubCo Share at a price of $11.50 per PubCo Share (the “SEDA Adjusted Warrants”), and (ii) a proposal to approve the adjournment of the SEDA Warrant Holders Meeting to a later date or dates, if necessary, to permit the further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Warrant Holders Meeting, the Warrant Amendment Proposal would not be duly approved and adopted by the holders of the requisite amount of each of (a) the then outstanding SEDA Public Warrants and (b) the then outstanding SEDA Private Warrants (the “Warrant Holders Adjournment Proposal,” or “Warrant Holder Proposal No. 2”).

The SEDA Class A Shares, SEDA Units and SEDA Public Warrants are currently listed on the New York Stock Exchange, or “NYSE,” under the symbols “SEDA,” “SEDA.U” and “SEDA.WS,” respectively. Upon Closing of the Business Combination, the SEDA securities will be delisted from the NYSE. PubCo intends to apply to list the PubCo Shares and SEDA Adjusted Warrants on the NYSE under the symbols “CUNO” and “CUNO.WS,” respectively, upon the Closing of the Business Combination. SEDA cannot assure you that the PubCo Shares or SEDA Adjusted Warrants will be approved for listing on the NYSE.

Investing in PubCo’s securities involves a high degree of risk. The accompanying proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the SEDA General Meetings. Whether or not you plan to attend the SEDA General Meetings, we urge you to carefully read the accompanying proxy statement/prospectus, including the Annexes and the accompanying financial statements of SEDA, cunova Core Business and the KME Aerospace Business in their entirety. In particular, you should carefully read the section entitled “Risk Factors” beginning on page 71 of the accompanying proxy statement/prospectus.

With respect to SEDA and the holders of the SEDA Shares and SEDA Warrants, the accompanying proxy statement/prospectus serves as:

(i)	a proxy statement for the SEDA General Meeting, where SEDA shareholders will vote on, among other things, the Business Combination Proposal, the Merger Proposal, the Organizational Documents Proposals and the Adjournment Proposal;

(ii)	a proxy statement for the SEDA Warrant Holders Meeting, where SEDA warrant holders will vote on, among other things, the Warrant Amendment Proposal and the Warrant Holders Adjournment Proposal; and

(iii)	a prospectus for the PubCo Shares and SEDA Adjusted Warrants that SEDA shareholders and public warrant holders will receive in the Business Combination.

Pursuant to the SEDA Amended and Restated Memorandum and Articles of Association, SEDA is providing its Public Shareholders with the opportunity to redeem, immediately prior to the closing of the Business Combination, the SEDA Class A Shares then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Merger Date (as defined below in the accompanying proxy statement/prospectus)) in the Trust Account that holds the proceeds (including interest accrued thereon, which shall be net of taxes payable and expenses relating to the administration of the Trust Account), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any). Redemptions referred to herein will take effect as repurchases under the SEDA Amended and Restated Memorandum and Articles of Association. The per-share amount SEDA will distribute to shareholders who properly redeem their SEDA Class A Shares will not be reduced by the transaction expenses incurred in connection with the Business Combination. For illustrative purposes, based on the funds held in the Trust Account as of June 10, 2024, the estimated per SEDA Class A Share redemption price would have been approximately $11.13. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental Stock Transfer & Trust, or the “SEDA Transfer Agent,” in order to validly redeem its shares. Public shareholders may elect to redeem their shares even if they vote for the Business Combination Proposal. SEDA has no specified maximum redemption threshold under its Amended and Restated Memorandum and Articles of Association, but SEDA is not permitted to redeem SEDA Class A Shares in an amount that would result in SEDA’s failure to have net tangible assets of at least $5,000,001. Each redemption of SEDA Class A Shares by SEDA’s Public Shareholders will reduce the amount in the Trust Account. The Business Combination Agreement provides that the obligation of JV GmbH, PP Holding and the Shareholders to consummate the Business Combination is conditioned on the amount of cash in the Trust Account (net of the Cash Redemption Amount) together with the proceeds from certain debt financings obtained prior to the Closing Date, any PIPE Investment, any other equity or debt financing obtained on or prior to the Closing Date being at least $140,000,000.

The conditions to closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties. If, as a result of redemptions of SEDA Class A Shares by SEDA’s Public Shareholders, the Minimum Cash Condition is not met or is not waived and SEDA has not raised sufficient proceeds through equity or debt financings to meet the Minimum Cash Condition, then each of JV GmbH, PP Holding and the Shareholders may elect not to consummate the Business Combination. Holders of outstanding SEDA Public Warrants do not have redemption rights in connection with the Business Combination. Unless otherwise specified, the information in the accompanying proxy statement/prospectus assumes that none of SEDA’s Public Shareholders exercise their redemption rights with respect to their SEDA Class A Shares. For more information about the factors that affect the assumptions above, please see the section entitled “Security Ownership of Certain Beneficial Owners and Management of SEDA and PubCo.” As of the date of this proxy statement/prospectus, SEDA has not obtained any debt or equity financing or any subscriptions for any PIPE Investment or entered into any non-redemption agreements. In the event that SEDA obtains any such debt or equity financing or any such subscriptions or enters into any non-redemption agreements prior to the Closing, SEDA will disclose such debt and/or equity financing, such subscriptions and/or non-redemption agreements in an amendment or a supplement to the accompanying proxy statement/prospectus.

SEDA is providing the accompanying proxy statement/prospectus, a shareholder proxy card and a warrant holder proxy card to its shareholders and warrant holders, respectively, in connection with the solicitation of proxies to be voted at the SEDA General Meetings and at any adjournments or postponements of the SEDA General Meetings. Information about the SEDA General Meetings, the Business Combination and other related business to be considered by the SEDA shareholders and SEDA warrant holders at the SEDA General Meetings is included in the accompanying proxy statement/prospectus.

Upon consummation of the Business Combination and based on the assumptions laid out in the unaudited pro forma condensed combined financial information appearing elsewhere in this proxy statement/prospectus, KME is expected to hold 52.2% of the equity interest and voting power in PubCo assuming (i) no redemption rights are exercised, (ii) KME is not required to provide the Additional Financing and (iii) no warrants are exercised (and 36.0%, if all warrants were exercised), and 52.3% of the equity interest and voting power in PubCo assuming (i) the maximum redemption rights are exercised, (ii) KME is not required to provide the Additional Financing and (iii) no warrants are exercised (and 36.1% if all warrants were exercised). In the event KME provides the Additional Financing in the amount of $35 million, its equity stake in PubCo would be 60.1% assuming (i) no redemption rights are exercised and (ii) no warrants are exercised (and 41.5%, if all warrants were exercised), and 60.1% assuming (i) the maximum redemption rights are exercised and (ii) no warrants are exercised (and 41.5%, if all warrants were exercised). The foregoing scenarios are for illustrative purposes only, as the actual number of redemptions by SEDA’s Public Shareholders is unknowable prior to the SEDA shareholder vote with respect to the Business Combination Agreement and the calculations have been made based on certain assumptions. Please read the following section, “Unaudited Pro Forma Condensed Combined Financial Information — Notes To Unaudited Pro Forma Condensed Combined Financial Information — 2. Pro Forma Significant Assumptions — 2.2 Redemption scenarios”. As a result of KME’s ownership, upon consummation of the Business Combination, PubCo will be a “controlled company” within the meaning of the corporate governance rules of NYSE. Therefore, PubCo will have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of its board of directors shall consist of independent directors and the requirement that its nominating and corporate governance committee and compensation committee shall be composed entirely of independent directors. PubCo does not currently intend to take advantage of the controlled company exemption, however, it may do so in the future. Therefore, PubCo’s shareholders may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Risk Factors — Risks Related to Being a Public Company — Upon the Closing of the Business Combination and based on the assumptions laid out in the unaudited pro forma condensed combined financial information appearing elsewhere in this proxy statement/prospectus, KME is expected to hold 52.2% of the equity interest and voting power in PubCo assuming (i) no redemption rights are exercised, (ii) KME is not required to provide the Additional Financing and (iii) no warrants are exercised (and 36.0%, if all warrants were exercised), and 52.3% of the equity interest and voting power in PubCo assuming (i) the maximum redemption rights are exercised, (ii) KME is not required to provide the Additional Financing and (iii) no warrants are exercised (and 36.1% if all warrants were exercised).”

In addition, following consummation of the Business Combination, PubCo will be considered a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE and will therefore be exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD. In addition, as a “foreign private issuer”, PubCo will be permitted to follow certain home-country corporate governance practices in lieu of certain NYSE requirements. A foreign private issuer must disclose in its Annual Reports filed with the SEC each NYSE requirement with which it does not comply followed by a description of its applicable home country practice. PubCo’s established practices in the area of corporate governance will be in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. PubCo does not expect that there will be any significant differences between PubCo’s corporate governance practices and the NYSE standards applicable to listed U.S. companies. PubCo cannot give any assurances that it will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available NYSE exemptions that would allow PubCo to follow its home country practice. Unlike the requirements of NYSE, PubCo is not required, under the corporate governance practice and requirements in England and Wales, to have its board consist of a majority of independent directors, nor is PubCo required to have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors, or have regularly scheduled executive sessions with only independent directors each year. Such home country practices may afford less protection to holders of PubCo’s securities. PubCo does not currently intend to take advantage of the home country corporate governance exemptions outlined above. For additional information regarding the home country practices PubCo intends to follow, see the section of this proxy statement/prospectus entitled “Management of PubCo After the Business Combination — Foreign Private Issuer.” See also “Risk Factors — Risks Related to Being a Public Company — As a “foreign private issuer” under the rules and regulations of the SEC, PubCo is permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home-country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers.”

After careful consideration, the SEDA Board has unanimously approved the Business Combination Agreement and the Business Combination, and recommends that SEDA shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” the Organizational Documents Proposals, and “FOR” the Adjournment Proposal, in each case, if presented to the SEDA General Meeting. Further, the SEDA Board has unanimously approved the Warrant Amendment, and recommends that the SEDA warrant holders vote “FOR” the Warrant Amendment Proposal and “FOR” the Warrant Holders Adjournment Proposal, in each case, if presented to the SEDA Warrant Holders Meeting. When you consider the SEDA Board’s recommendation of these proposals, you should keep in mind that certain of SEDA’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder or warrant holder. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination” in the accompanying proxy statement/prospectus for additional information.

Approval of the Business Combination Proposal requires the affirmative vote of holders of a majority of the SEDA Shares that are entitled to vote and are voted at the SEDA General Meeting. Approval of the Merger Proposal requires the affirmative vote of holders of at least two-thirds of the SEDA Shares that are entitled to vote and are voted at the SEDA General Meeting. Approval of the Organizational Documents Proposals requires the affirmative vote of holders of a majority of the SEDA Shares that are entitled to vote and are voted at the SEDA General Meeting. Approval of the Adjournment Proposal requires the affirmative vote of holders of a majority of the SEDA Shares that are entitled to vote and are voted at the SEDA General Meeting.

Approval of the Warrant Amendment Proposal requires the affirmative vote of the holders of at least 65% of each of (i) the outstanding SEDA Public Warrants and (ii) the outstanding SEDA Private Warrants (as defined below), each voting separately as a class. Approval of the Warrant Holders Adjournment Proposal requires the affirmative vote of the holders of at least 50% of the SEDA Warrants present in person, online or represented by proxy at the SEDA Warrant Holders Meeting, with such votes cast by SEDA warrant holders present or represented by proxy and entitled to vote at the SEDA Warrant Holders Meeting.

Your vote is very important. Whether or not you plan to attend the SEDA General Meetings, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to ensure that your shares and/or warrants are represented at the SEDA General Meetings. If you hold your shares and/or warrants in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares and/or warrants are represented and voted at the SEDA General Meetings. The transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal and the Merger Proposal (collectively, the “Condition Precedent Proposals”) are approved at the SEDA General Meeting. The closing of the Business

Combination is conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. The Business Combination Proposal and the Merger Proposal are cross-conditioned on the approval of each other, while the Organizational Documents Proposals and the Adjournment Proposal are not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

The SEDA board has fixed the close of business on          , 2024 as the record date for the SEDA General Meetings (the “SEDA Record Date”). Only SEDA shareholders and SEDA warrant holders of record on          , 2024 are entitled to notice of and to vote at the SEDA General Meetings or any postponement or adjournment thereof. Further information regarding voting rights and the matters to be voted upon is presented in the accompanying proxy statement/prospectus.

If you sign, date and return your shareholder proxy card without indicating how you wish to vote, your shareholder proxy will be voted “FOR” each of the proposals presented at the SEDA General Meeting. If you fail to return your shareholder proxy card or fail to instruct your bank, broker or other nominee or intermediary how to vote, and do not attend the SEDA General Meeting in person or virtually, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the SEDA General Meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the SEDA General Meeting. If you are a SEDA shareholder of record and you attend the SEDA General Meeting and wish to vote in person or virtually, you may withdraw your proxy and vote in person.

If you sign, date and return your warrant holder proxy card without indicating how you wish to vote, your warrant holder proxy will be voted “FOR” each of the proposals presented at the SEDA Warrant Holders Meeting. In general, if your SEDA Warrants are held in “street” name and you do not instruct your broker, bank or other nominee or intermediary on a timely basis on how to vote your SEDA Warrants, your broker, bank or other nominee or intermediary, in its sole discretion, may either leave your SEDA Warrants unvoted or vote your SEDA Warrants on routine matters, but not on any non-discretionary matters. Proxies that are marked “abstain” and proxies relating to “street name” SEDA Warrants that are returned to SEDA but marked by brokers as “not voted” will be treated as SEDA Warrants present for purposes of determining the presence of quorum on all matters, but they will not be treated as SEDA Warrants voted on the matter and will, therefore, have the effect of an “AGAINST” vote on the Warrant Amendment Proposal. If you are a SEDA warrant holder of record and you attend the SEDA Warrant Holders Meeting and wish to vote in person or virtually, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND THAT SEDA REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO THE SEDA TRANSFER AGENT AT LEAST TWO (2) BUSINESS DAYS PRIOR TO THE INITIALLY SCHEDULED VOTE AT THE SEDA GENERAL MEETING. THE REDEMPTION RIGHTS INCLUDE THE REQUIREMENT THAT A HOLDER MUST IDENTIFY HIMSELF, HERSELF OR ITSELF IN WRITING AS A BENEFICIAL HOLDER AND PROVIDE HIS, HER OR ITS LEGAL NAME, PHONE NUMBER AND ADDRESS TO THE SEDA TRANSFER AGENT IN ORDER TO VALIDLY REDEEM HIS, HER OR ITS SHARES. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE SEDA TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of the SEDA Board, I would like to thank you for your support of SDCL EDGE Acquisition Corporation and look forward to a successful completion of the Business Combination.

Sincerely,

Jonathan Maxwell Co-Chief Executive Officer and Director

          , 2024

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN

THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This is not a prospectus made under the EU Prospectus Regulation or the UK Prospectus Regulation.

The accompanying proxy statement/prospectus is dated          , 2024, and is expected to be first mailed or otherwise delivered to SEDA shareholders and SEDA warrant holders on or about          , 2024.

No person is authorized to give any information or to make any representation with respect to the matters that this proxy statement/prospectus describes other than those contained in this proxy statement/prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by PubCo, SEDA or the Target. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this proxy statement/prospectus nor any distribution of securities made under this proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of PubCo, SEDA or the Target since the date of this proxy statement/prospectus or that any information contained herein is correct as of any time subsequent to such date.

ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates important business and financial information about SEDA and the Target from other documents that are not included in or delivered with the accompanying proxy statement/prospectus. This information is available to you without charge upon your written or oral request free of charge. You can obtain the documents incorporated by reference in this document through the SEC website at http://www.sec.gov or by requesting them in writing, by e-mail, or by telephone at the appropriate address below:

SDCL EDGE Acquisition Corporation
60 East 42nd Street, Suite 1100
New York, NY 10165
Telephone: (212) 488-5509

You may also obtain these documents by requesting them in writing or by telephone from SEDA’s proxy solicitation agent at the following address and telephone number:

Individuals call toll-free:
Banks and Brokerage Firms, please call:
Email:

In order to receive timely delivery of the documents in advance of the SEDA General Meeting, you must make your request for information no later than          , 2024 (          business days prior to the date of the SEDA General Meeting).

SDCL EDGE ACQUISITION CORPORATION
60 East 42nd Street, Suite 1100,
New York, NY 10165

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON           , 2024

TO THE SHAREHOLDERS OF SDCL EDGE ACQUISITION CORPORATION:

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of SDCL EDGE Acquisition Corporation, a Cayman Islands exempted company, or “SEDA,” which will be held on          , 2024 at          , Eastern time, at https://www.cstproxy.com/          , and at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, New York 10001, United States, or the “SEDA General Meeting.” For the purposes of Cayman Islands law and the Amended and Restated Memorandum and Articles of Association of SEDA, the physical location of the meeting shall be at the offices of Skadden, Arps, Slate, Meagher & Flom LLP at One Manhattan West, New York, New York 10001, United States. You are cordially invited to attend the SEDA General Meeting to conduct the following items of business and/or consider, and if thought fit, approve the following resolutions:

●	Proposal No. 1: The Business Combination Proposal — RESOLVED, as an ordinary resolution, or the “Business Combination Proposal” or “Proposal No. 1,” that SEDA’s entry into Business Combination Agreement, dated as of February 20, 2024 (as it may be amended from time to time), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, by and among, (i) SEDA, (ii) Specialty Copper Listco Plc, a public limited company registered in England and Wales with registered number 15395590 (“PubCo”), (iii) SEDA Magnet LLC, a Delaware limited liability company (the “Merger Sub”), (iv) MAGNET Joint Venture GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 217397 (“JV GmbH”), (v) PP S&C Holding GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Munich under registration number HRB 275474, (vi) cunova GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 216155 (“cunova”), (vii) KME SE, a stock corporation organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 213357 (“KME”), (viii) Creature Kingdom Limited, a private limited company registered in England and Wales with registered number 06799429, (ix) The Paragon Fund III GmbH & Co. geschlossene Investment KG, a limited partnership organized under the laws of Germany, registered with the commercial register of the local court of Munich under registration number HRB 110100 (“Paragon” and together with KME, the “Shareholders”) and (x) Mr. Edward Wilson Davis, solely in the capacity as the representative for the shareholders of SEDA, and the transactions contemplated therein, including the business combination pursuant to which (a) SEDA will merge with and into the Merger Sub, with the Merger Sub being the surviving entity in the merger, (b) acquisition of cunova by PubCo and (c) acquisition by cunova of certain assets of KME comprising the KME Specialty Aerospace Business (the “KME Aerospace Business” and, together with cunova, the “Target”), and in connection therewith PubCo will be the ultimate parent company of JV GmbH and the Target, be approved, ratified and confirmed in all respects, subject to the approval, by way of special resolution, of the Merger Proposal.

●	Proposal No. 2: The Merger Proposal — RESOLVED, as a special resolution, or the “Merger Proposal” or “Proposal No. 2,” that (i) SEDA be authorized to merge with and into Merger Sub so that the Merger Sub be the surviving entity in the merger and all the undertakings, property and liabilities of SEDA vest in the Merger Sub by virtue of the merger pursuant to the Companies Act (As Revised) of the Cayman Islands and the Delaware Limited Liability Company Act; (ii) the Plan of Merger be approved, ratified and confirmed in all respects and SEDA be authorized to enter into the Plan of Merger in the form annexed to the accompanying proxy statement/prospectus in respect of the extraordinary general meeting as Annex B, or the “Plan of Merger.”; (iii) the Plan of Merger be executed by any director of SEDA for and on behalf of SEDA and any director of SEDA or Maples and Calder, on behalf of Maples Corporate Services Limited, be authorized to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands and the Delaware Limited Liability Company Act;

and (iv) all actions taken and any documents or agreements executed, signed or delivered prior to or after the date hereof by any director or officer of SEDA in connection with the transactions contemplated by the Plan of Merger be and are hereby approved, ratified and confirmed in all respects.

●	Proposal No. 3: The Organizational Documents Proposal — RESOLVED, for each of the six separate proposals jointly forming the “Organizational Documents Proposals,” or “Proposal No. 3,” as an ordinary resolution, that:

(i)	Proposal No. 3A: The Organizational Documents Proposal 3A: the name of the new public entity, PubCo, will be “Specialty Copper Listco Plc” as opposed to “SDCL Edge Acquisition Corporation”;

(ii)	Proposal No. 3B: The Organizational Documents Proposal 3B: PubCo will be a public company limited by shares incorporated under the laws of England and Wales, governed by the laws of England and Wales, as opposed to a Cayman Islands exempted company, governed by the laws of the Cayman Islands;

(iii)	Proposal No. 3C: The Organizational Documents Proposal 3C: PubCo will have, and the PubCo Proposed Governing Documents will provide for, one class of ordinary shares as opposed to the two classes of ordinary shares provided for in the Amended and Restated Memorandum and Articles of Association of SEDA;

(iv)	Proposal No. 3D: The Organizational Documents Proposal 3D: PubCo’s corporate existence is perpetual as opposed to SEDA’s corporate existence terminating if a business combination is not consummated within a specified period of time;

(v)	Proposal No. 3E: The Organizational Documents Proposal 3E: the PubCo Proposed Governing Documents will not include the various provisions applicable only to special purpose acquisition corporations that are contained in the Amended and Restated Memorandum and Articles of Association of SEDA; and

(vi)	Proposal No. 3F: The Organizational Documents Proposal 3F: a special resolution, which is required for (among other things) any amendment to the articles of association, will (in the case of PubCo) require the support of 75% of the votes cast, as opposed to (in the case of SEDA) two-thirds of the votes cast.

●	Proposal No. 4: Adjournment Proposal — RESOLVED, as an ordinary resolution, or the “Adjournment Proposal” or “Proposal No. 4,” that the adjournment of the SEDA General Meeting to a later date or dates, (i) to the extent necessary to ensure any required supplement or amendment to the accompanying proxy statement/prospectus is provided to SEDA shareholders or, if as of the time for which the SEDA General Meeting is scheduled, there are insufficient SEDA Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the SEDA General Meeting, (ii) in order to solicit additional proxies from SEDA shareholders in favour of the approval of one or more of the Proposals at the SEDA General Meeting, or (iii) if SEDA shareholders redeem an amount of SEDA Class A Shares such that the condition, or the “Minimum Cash Condition,” to each party’s obligation to consummate the Business Combination that the amount of cash in the Trust Account (net of the aggregate amount of cash required to satisfy any exercise by SEDA shareholders of their right to have SEDA redeem their SEDA Class A Shares in connection with the Business Combination) together with the proceeds from certain debt financing obtained prior to the Closing Date, any PIPE Investment, any other equity or debt financing obtained on or prior to the Closing Date is not at least $140,000,000, would not be satisfied, be hereby approved, ratified and confirmed in all respects.

The record date for the SEDA General Meeting for SEDA shareholders that hold their shares in “street name” is          , 2024. For SEDA shareholders holding their shares in “street name,” only shareholders at the close of business on that date may vote at the SEDA General Meeting or any adjournment thereof. For the avoidance of doubt, the record date does not apply to SEDA shareholders that hold their shares in registered form and are registered as shareholders in SEDA’s register of members. SEDA shareholders that hold their shares in registered form are entitled to one vote on each proposal presented at the SEDA General Meeting for each SEDA Share held on the date of the SEDA General Meeting.

As further described in the accompanying proxy statement/prospectus, subject to the terms and conditions of the Business Combination Agreement, upon consummation of the Business Combination in each case as described in the Business Combination Agreement, among other things:

(i)	SEDA will merge with and into Merger Sub, a wholly owned subsidiary of PubCo (the “Merger”), with Merger Sub being the surviving entity in the merger (the time at which the Merger becomes effective, the “Merger Effective Time”);

(ii)	in connection with the Merger, (a) each outstanding SEDA Class B ordinary share, par value $0.0001 per share (the “SEDA Class B Shares”) will be converted (unless otherwise agreed in writing) into 0.893 SEDA Class A ordinary shares, par value $0.0001 per share (the “SEDA Class A Shares,” and together with the SEDA Class B Shares, the “SEDA Shares”), (b) each outstanding SEDA Class A Share will be automatically cancelled and converted into PubCo ordinary shares at an exchange ratio of 1.119375, each such PubCo ordinary share having a par value of $0.0001 per share (the “PubCo Shares”), and (c) each outstanding warrant of SEDA will be automatically adjusted to entitle the holder to purchase one whole PubCo Share at a price of $11.50 per PubCo Share (the “SEDA Adjusted Warrants”);

(iii)	on the Exchange Date (as defined below) (and, if applicable, immediately after the closing contemplated of any Financing (as defined below)), PubCo will (a) redeem the redeemable preference share in PubCo held by Creature Kingdom, and (b) purchase from Creature Kingdom the ordinary share in PubCo held by Creature Kingdom in exchange for the release of the undertaking to pay the subscription price of such redeemable share; and

(iv)	on the Exchange Date (as defined below), (a) Paragon will transfer its shares in PP Holding and a certain shareholder loan to PubCo in exchange for cash and a vendor loan agreement by and between Paragon, PubCo and cunova, (b) cunova will redeem the preference share of cunova with the number 25,001 (the “cunova Preference Share”) in consideration for the transfer of the preference share of KME AssetCo GmbH (“KME AssetCo”) with the number 25,001 (the “KME AssetCo Preference Share”) by cunova to KME Special Products GmbH & Co. KG (“KME Special”), and (c) KME will cause (i) KME Germany GmbH (“KME Germany”), KME Mansfeld GmbH (“KME Mansfeld”) and KME America Inc. (“KME America” and, together with KME Germany and KME Mansfeld, the “Aerospace Business Sellers”) to transfer to cunova the KME Specialty Aerospace Business in exchange for a vendor loan debt instrument issued by cunova (the “Aerospace VLN”) and which the Aerospace Business Sellers will transfer to KME Special and KME Special, in turn, will contribute the Aerospace VLN to PubCo in exchange for PubCo Shares; and (ii) KME Special to transfer its shares in JV GmbH and a certain shareholder loan between KME Special and JV GmbH to PubCo in exchange for PubCo Shares and cash ((a)-(c) the “Exchange” and the date on which the Exchange occurs, the “Exchange Date”).

The above matters are more fully described in the accompanying proxy statement/prospectus, which also includes, as Annex A, a copy of the Business Combination Agreement, and as Annex B, a copy of the Plan of Merger. Whether or not you plan to attend the SEDA General Meeting, we urge you to read carefully, when available, the accompanying proxy statement/prospectus, including the Annexes, and accompanying financial statements of SEDA, cunova Core Business and the KME Aerospace Business. Please pay particular attention to risks described in the section entitled “Risk Factors.”

Pursuant to the SEDA Amended and Restated Memorandum and Articles of Association, SEDA is providing its Public Shareholders with the opportunity to redeem, immediately prior to the closing of the Business Combination, SEDA Class A Shares then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Merger Date) in the Trust Account that holds the proceeds (including interest accrued thereon, which shall be net of taxes payable and expenses relating to the administration of the trust account), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any). Redemptions referred to herein will take effect as repurchases under the SEDA Amended and Restated Memorandum and Articles of Association. The per-share amount SEDA will distribute to shareholders who properly redeem their SEDA Class A Shares will not be reduced by the aggregate transaction expenses incurred in connection with the Business Combination. For illustrative purposes, based on the funds held in the Trust Account as of June 10, 2024, the estimated per SEDA Class A Share redemption price would have been approximately $11.13. The redemption rights include the requirement that a holder must identify himself, herself or itself in writing as a beneficial holder and provide his, her or its legal name, phone number and address to the SEDA Transfer Agent in order to validly redeem his, her or its shares. Public shareholders may elect to redeem their shares even if they vote for the Business Combination Proposal. SEDA has no specified maximum redemption threshold under its Amended and Restated Memorandum and Articles of Association, but SEDA is not permitted to redeem SEDA Class A Shares in an amount that would result in SEDA’s failure to have net tangible assets of at least $5,000,001. Each redemption of SEDA Class A Shares by SEDA’s Public Shareholders will reduce the amount in the Trust Account. The Business Combination Agreement provides that the obligation of JV GmbH, PP Holding and the Shareholders to consummate the Business Combination is conditioned on the amount of cash in the Trust Account (net of the Cash Redemption Amount) together with the proceeds from certain debt financings obtained prior to the Closing Date, any PIPE Investment, any other equity or debt financing obtained on or prior to the Closing Date being at least $140,000,000.

The conditions to closing in the Business Combination Agreement are for the sole benefit of the parties thereto and may be waived by such parties. If, as a result of redemptions of SEDA Class A Shares by SEDA’s Public Shareholders, the Minimum Cash Condition is not met or is not waived and SEDA has not raised sufficient proceeds through equity or debt financings to meet the Minimum Cash Condition, then each of JV GmbH, PP Holding and the Shareholders may elect not to consummate the Business Combination. Holders of outstanding SEDA Public Warrants do not have redemption rights in connection with the Business Combination. Unless otherwise specified, the information in the accompanying proxy statement/prospectus assumes that none of SEDA’s Public Shareholders exercise their redemption rights with respect to their SEDA Class A Shares. For more information about the factors that affect the assumptions above, please see the section entitled “Security Ownership of Certain Beneficial Owners and Management of SEDA and PubCo.” As of the date of the accompanying proxy statement/prospectus, SEDA has not obtained any debt or equity financing or any subscriptions for any PIPE Investment or entered into any non-redemption agreements. In the event that SEDA obtains any such debt or equity financing or any such subscriptions or enters into any non-redemption agreements prior to the Closing, SEDA will disclose such debt and/or equity financing, such subscriptions and/or non-redemption agreements in an amendment or a supplement to the accompanying proxy statement/prospectus.

The closing of the Business Combination is conditioned upon the approval of the Business Combination Proposal and the Merger Proposal. The Business Combination Proposal and the Merger Proposal are cross-conditioned on the approval of each other, while the Organizational Documents Proposals and the Adjournment Proposal are not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

Approval of the Business Combination Proposal requires the affirmative vote of holders of a majority of the SEDA Shares that are entitled to vote and are voted at the SEDA General Meeting. Approval of the Merger Proposal requires the affirmative vote of holders of at least two-thirds of the SEDA Shares that are entitled to vote and are voted at the SEDA General Meeting. Approval of the Organizational Documents Proposals requires the affirmative vote of holders of a majority of the SEDA Shares that are entitled to vote and are voted at the SEDA General Meeting. Approval of the Adjournment Proposal requires the affirmative vote of holders of a majority of the SEDA Shares that are entitled to vote and are voted at the SEDA General Meeting.

After careful consideration, the SEDA Board has unanimously approved the Business Combination Agreement and the Business Combination, and recommends that SEDA shareholders vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” the Organizational Documents Proposals, and “FOR” the Adjournment Proposal, in each case, if presented to the SEDA General Meeting. When you consider the SEDA Board’s recommendation of these proposals, you should keep in mind that certain SEDA’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder.

The existence of financial and personal interests of one or more of SEDA’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SEDA and SEDA shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that SEDA shareholders vote for these proposals. In addition, SEDA’s directors, executive officers and the Sponsor and its affiliates may have interests in the Business Combination that may conflict with your interests as a SEDA shareholder. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the SEDA General Meeting or not, please sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you have any questions or need assistance voting your shares, please contact          , our proxy solicitor, by calling          , or banks and brokers can call collect at          , or by emailing          .

Thank you for your participation. We look forward to your continued support.

By	Order of the Board of Directors

Jonathan Maxwell
Co-Chief Executive Officer and Director

          , 2024

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND THAT SEDA REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO THE SEDA TRANSFER AGENT AT LEAST TWO (2) BUSINESS DAYS PRIOR TO THE INITIALLY SCHEDULED VOTE AT THE SEDA GENERAL MEETING. THE REDEMPTION RIGHTS INCLUDE THE REQUIREMENT THAT A HOLDER MUST IDENTIFY HIMSELF, HERSELF OR ITSELF IN WRITING AS A BENEFICIAL HOLDER AND PROVIDE HIS, HER OR ITS LEGAL NAME, PHONE NUMBER AND ADDRESS TO THE SEDA TRANSFER AGENT IN ORDER TO VALIDLY REDEEM HIS, HER OR ITS SHARES. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE SEDA TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates important business and financial information about SEDA and the Target from other documents that are not included in or delivered with the accompanying proxy statement/prospectus. This information is available to you without charge upon your written or oral request free of charge. You can obtain the documents incorporated by reference in this document through the SEC website at http://www.sec.gov or by requesting them in writing, by e-mail, or by telephone at the appropriate address below:

SDCL EDGE Acquisition Corporation
60 East 42nd Street, Suite 1100
New York, NY 10165
Telephone: (212) 488-5509

You may also obtain these documents by requesting them in writing or by telephone from SEDA’s proxy solicitation agent at the following address and telephone number:

Individuals call toll-free:
Banks and Brokerage Firms, please call:
Email:

In order to receive timely delivery of the documents in advance of the SEDA General Meeting, you must make your request for information no later than          , 2024 (          business days prior to the date of the SEDA General Meeting).

SDCL EDGE ACQUISITION CORPORATION
60 East 42nd Street, Suite 1100,
New York, NY 10165

NOTICE OF EXTRAORDINARY GENERAL MEETING OF WARRANT HOLDERS
TO BE HELD ON          , 2024

TO THE WARRANT HOLDERS OF SDCL EDGE ACQUISITION CORPORATION:

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of the warrant holders of SDCL EDGE Acquisition Corporation, a Cayman Islands exempted company, or “SEDA,” which will be held on          , 2024 at          , Eastern time, at https://www.cstproxy.com/          and at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, New York 10001, United States, or the “SEDA Warrant Holders Meeting.” For the purposes of Cayman Islands law and the Amended and Restated Memorandum and Articles of Association of SEDA, the physical location of the meeting shall be at the offices of Skadden, Arps, Slate, Meagher & Flom LLP at One Manhattan West, New York, New York 10001, United States. You are cordially invited to attend the SEDA Warrant Holders Meeting which will be held for the following purposes:

●	Warrant Holder Proposal No. 1: The Warrant Amendment Proposal — to consider and vote upon an amendment to the warrant agreement that governs all of SEDA’s outstanding warrants (the “Warrant Agreement”). The Warrant Amendment proposes to amend the Warrant Agreement to provide that, following the Merger Effective Time, each of the then outstanding warrants of SEDA (“SEDA Warrants”) will be automatically adjusted to entitle the holder to purchase one whole PubCo ordinary share having a par value of $0.0001 per share (“PubCo Shares”) at a price of $11.50 per PubCo Share (the “SEDA Adjusted Warrants”).

●	Warrant Holder Proposal No. 2: The Warrant Holders Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Warrant Holders Meeting to a later date or dates, if necessary, to permit the further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Warrant Holders Meeting, the Warrant Amendment Proposal would not be duly approved and adopted by the holders of the requisite amount of each of (i) the then outstanding SEDA Public Warrants and (ii) the then outstanding SEDA Private Warrants (the “Warrant Holders Adjournment Proposal” and, together with the Warrant Amendment Proposal, the “Warrant Holder Proposals”).

The above matters are more fully described in the accompanying proxy statement/prospectus, which also includes, as Annex I, a copy of the Warrant Amendment. We will provide you with the accompanying proxy statement/prospectus and a warrant holder proxy card in connection with the solicitation of proxies to be voted at the SEDA Warrant Holders Meeting and at any adjournment of the SEDA Warrant Holders Meeting. Whether or not you plan to attend the SEDA Warrant Holders Meeting, we urge you to read carefully, when available, the accompanying proxy statement/prospectus, including the Annexes, and accompanying financial statements of SEDA, cunova Core Business and the KME Aerospace Business. Please pay particular attention to risks described in the section entitled “Risk Factors.”

Only holders of record of SEDA Warrants at the close of business on          , 2024 are entitled to notice of and to vote and have their votes counted at the SEDA Warrant Holders Meeting and any adjournment of the SEDA Warrant Holders Meeting.

All SEDA warrant holders are cordially invited to attend the SEDA Warrant Holders Meeting. To ensure your representation at the SEDA Warrant Holders Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If you are a SEDA warrant holder of record holding one or more SEDA Warrants on          , 2024, you may also cast your vote in person at the SEDA Warrant Holders Meeting. If your SEDA Warrants are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your SEDA Warrants or, if you wish to attend the SEDA Warrant Holders Meeting and vote in person, obtain a proxy from your broker or bank.

If you sign, date and return your warrant holder proxy card without indicating how you wish to vote, your warrant holder proxy will be voted “FOR” each of the proposals presented at the SEDA Warrant Holders Meeting. In general, if your SEDA Warrants are held in “street” name and you do not instruct your broker, bank or other nominee or intermediary on a timely basis on how to vote your SEDA Warrants, your broker, bank or other nominee or intermediary, in its sole discretion, may either leave your SEDA Warrants unvoted or vote your SEDA Warrants on routine matters, but not on any non-discretionary matters. Proxies that are marked “abstain” and proxies relating to “street name” SEDA Warrants that are returned to SEDA but marked by brokers as “not voted” will be treated as SEDA Warrants present for purposes of determining the presence of quorum on all matters, but they will not be treated as SEDA Warrants voted on the matter and will, therefore, have the effect of an “AGAINST” vote on the Warrant Amendment Proposal. If you are a SEDA warrant holder of record and you attend the SEDA Warrant Holders Meeting and wish to vote in person or virtually, you may withdraw your proxy and vote in person.

Approval of the Warrant Amendment Proposal requires the affirmative vote of the holders of at least 65% of each of (i) the outstanding SEDA Public Warrants and (ii) the outstanding SEDA Private Warrants, each voting separately as a class. Approval of the Warrant Holders Adjournment Proposal requires the affirmative vote of the holders of at least 50% of the SEDA Warrants present in person, online or represented by proxy at the SEDA Warrant Holders Meeting, with such votes cast by SEDA warrant holders present or represented by proxy and entitled to vote at the SEDA Warrant Holders Meeting.

After careful consideration, the SEDA Board has unanimously approved the Warrant Amendment, and recommends that the SEDA warrant holders vote “FOR” the Warrant Amendment Proposal and “FOR” the Warrant Holders Adjournment Proposal, in each case, if presented to the SEDA Warrant Holders Meeting. When you consider the SEDA Board’s recommendation of these proposals, you should keep in mind that certain SEDA’s directors and officers have interests in the Business Combination that may conflict with your interests as a warrant holder.

The existence of financial and personal interests of one or more of SEDA’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SEDA and SEDA warrant holders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that SEDA warrant holders vote for the Warrant Holder Proposals. In addition, SEDA’s directors, executive officers and the Sponsor and its affiliates may have interests in the Business Combination that may conflict with your interests as a SEDA warrant holder. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

Your vote is important regardless of the number of SEDA Warrants you own. Whether you plan to attend the SEDA Warrant Holders Meeting or not, please sign, date and return the warrant holder proxy card accompanying the proxy statement/prospectus as soon as possible in the envelope provided. If your SEDA Warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the SEDA Warrants you beneficially own are properly counted.

If you have any questions or need assistance voting your SEDA Warrants, please contact          , our proxy solicitor, by calling          , or banks and brokers can call collect at          , or by emailing          .

Thank you for your participation. We look forward to your continued support.

By	Order of the Board of Directors

Jonathan Maxwell
Co-Chief Executive Officer and Director

          , 2024

ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates important business and financial information about SEDA and the Target from other documents that are not included in or delivered with the accompanying proxy statement/prospectus. This information is available to you without charge upon your written or oral request free of charge. You can obtain the documents incorporated by reference in this document through the SEC website at http://www.sec.gov or by requesting them in writing, by e-mail, or by telephone at the appropriate address below:

SDCL EDGE Acquisition Corporation
60 East 42nd Street, Suite 1100
New York, NY 10165
Telephone: (212) 488-5509

You may also obtain these documents by requesting them in writing or by telephone from SEDA’s proxy solicitation agent at the following address and telephone number:

Individuals call toll-free:
Banks and Brokerage Firms, please call:
Email:

In order to receive timely delivery of the documents in advance of the SEDA Warrant Holders Meeting, you must make your request for information no later than          , 2024 (          business days prior to the date of the SEDA Warrant Holders Meeting).

i

ANNEXES

ii

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission, or the “SEC,” by Specialty Copper Listco Plc, or “PubCo,” which constitutes a prospectus of PubCo under Section 5 of the U.S. Securities Act of 1933, as amended, or the “Securities Act,” with respect to the PubCo Shares to be issued to SEDA shareholders, the SEDA Adjusted Warrants to be issued to SEDA Warrant holders and the PubCo Shares underlying such SEDA Adjusted Warrants if the Business Combination described herein is consummated. This document also constitutes a notice of the extraordinary general meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act,” with respect to (i) the extraordinary general meeting of SEDA at which SEDA shareholders will be asked to consider and vote upon a proposal to approve the Business Combination by the adoption of the Business Combination Agreement, among other matters, and (ii) the extraordinary general meeting of SEDA at which SEDA warrant holders will be asked to consider and vote upon the Warrant Amendment Proposal, among other matters.

Unless otherwise indicated, references to a particular “fiscal year” refers to the fiscal year ended December 31 of that year. Fiscal quarters end on March 31, June 30 and September 30. After the Business Combination, PubCo’s financial year will end on December 31 each year and its fiscal quarters will be on March 31, June 30 and September 30.

References to a year other than a “Fiscal” or “fiscal year” are to the calendar year ended December 31. References to “U.S. Dollars” and “$” in this proxy statement/prospectus are to United States dollars, the legal currency of the United States. References to “Euro” or “€” and “Pound Sterling” or “£” in this proxy statement/prospectus, are to each of the legal currency of the European Union, or the “EU,” and the United Kingdom, respectively. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Certain amounts and percentages have been rounded; consequently, certain figures may add up to be more or less than the total amount and certain percentages may add up to be more or less than 100% due to rounding. In particular and without limitation, amounts expressed in millions contained in this proxy statement/prospectus have been rounded to a single decimal place for the convenience of readers.

This proxy statement/prospectus does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction or to any person to whom it would be unlawful to make such offer.

The securities are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any persons in member states of the European Economic Area except (i) to persons who are qualified investors for the purposes of the EU Prospectus Regulation or (ii) in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation, and no person in member states of the European Economic Area that is not a qualified investor or otherwise falling within Article 1(4) of the EU Prospectus Regulation may act or rely on this document or any of its contents.

The securities are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any persons in the United Kingdom except (i) to persons who are qualified investors for the purposes of the UK Prospectus Regulation or (ii) in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation, and no person in the United Kingdom that is not a qualified investor or otherwise falling within Article 1(4) of the UK Prospectus Regulation may act or rely on this document or any of its contents.

FINANCIAL STATEMENT PRESENTATION

SEDA

The historical financial statements of SEDA were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and are denominated in U.S. Dollars.

PubCo

PubCo was incorporated on January 8, 2024, for the purpose of effectuating the transactions described herein.

Following the Business Combination, PubCo will qualify as a foreign private issuer and will prepare its financial statements in accordance with IFRS. Accordingly, the unaudited pro forma condensed combined financial information and the comparative per share information presented in this proxy statement/prospectus have been prepared in accordance with Article 11 of Regulation S-X and denominated in Euros.

cunova Core Business

cunova Core Business combined financial statements for the financial year ended December 31, 2023 and for the period from February 1, 2022 to December 31, 2022 (Successor) and the period from January 1, 2022 to January 31, 2022 (Predecessor) included elsewhere in the proxy statement/prospectus have been prepared at the level of its indirect parent company, PP S&C Holding GmbH, which is the shareholder of 55% of all issued and outstanding shares of JV GmbH, which is cunova GmbH’s controlling shareholder.

cunova Core Business combined financial statements for the financial year ended December 31, 2023 and for the period from February 1, 2022 to December 31, 2022 (Successor) and the period from January 1, 2022 to January 31, 2022 (Predecessor) included elsewhere in the proxy statement/prospectus have been prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or “IASB,” and are reported in Euros.

cunova refers in various places in this proxy statement/prospectus to non-IFRS financial measures, which are more fully explained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of cunova — Key Performance Metric and Non-IFRS Financial Measures.” The presentation of the non-IFRS information is not meant to be considered in isolation or as a substitute for cunova Core Business combined financial statements prepared in accordance with IFRS.

KME Aerospace

The KME Aerospace Business carve-out financial statements included elsewhere in the proxy statement/prospectus have been prepared in conformity with IFRS, as issued by the IASB.

The KME Aerospace Business had not constituted a separate legal entity and stand-alone financial statements have not previously been prepared for the KME Aerospace Business. The KME Aerospace Business carve-out financial statements as of December 31, 2023 and December 31, 2022, and for the year ended December 31, 2023 and for the period from January 1, 2022 (inception) through December 31, 2022 include the KME Aerospace activities which have been conducted through KME and its subsidiaries. These carve-out financial statements have been prepared on a stand-alone basis derived from the financial statements and related accounting records of KME Germany GmbH and KME Mansfeld GmbH, which is included in the consolidated records of KME.

With respect to the KME Aerospace Business, this proxy statement/prospectus refers to EBITDA, a non-IFRS financial measure, which is more fully explained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of KME Aerospace — Key Performance Metric and Non-IFRS Financial Measures.” The presentation of the non-IFRS information is not meant to be considered in isolation or as a substitute for KME Aerospace Business carve-out financial statements prepared in accordance with IFRS.

EXCHANGE RATE PRESENTATION

References to “U.S. Dollars” and “$” in this proxy statement/prospectus are to United States dollars, the legal currency of the United States. References to “Euro” or “€” and “Pound Sterling” or “£” in this proxy statement/prospectus, are to each of the legal currency of the European Union, or the “EU,” and the United Kingdom, respectively. Except to the extent otherwise provided herein, the exchange rate used for conversion between U.S. dollars and Euros is based on ECB euro reference exchange rate published by European Central Bank.

INDUSTRY AND MARKET DATA

Certain information contained in this proxy statement/prospectus relates to or is based on studies, publications, surveys and other data obtained from third-party sources, including certain proprietary data and information of Wood Mackenzie Limited, and our own internal estimates and research. While we are not aware of any misstatements regarding such third-party information and data presented in this proxy statement/prospectus, such information and data involves risks and uncertainties and is subject to change based on various factors, including, potentially, those discussed under the section entitled “Risk Factors.” Furthermore, such information and data cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Finally, while we believe our own internal estimates and research are reliable, and are not aware of any misstatements regarding such information and data presented in this proxy statement/prospectus, such research has not been verified by any independent source. Notwithstanding anything in this proxy statement/prospectus to the contrary, we are responsible for all disclosures in this proxy statement/prospectus.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

FREQUENTLY USED TERMS

In this proxy statement/prospectus:

“Anchor Investors” means collectively the A-Anchor Investors and the B-Anchor Investors.

“3.6% B-Anchor Investors” means the two qualified institutional buyers or accredited investors which are not affiliated with the Company, the Sponsor or the directors or any member of the management of the Company, and which have purchased up to 1,575,000 SEDA Units each in the SEDA Initial Public Offering and 181,125 SEDA Class B Shares (as adjusted following the partial exercise of the SEDA Initial Public Offering over-allotment option) at their original purchase price of approximately $0.005 per SEDA Class B Share.

“4% B-Anchor Investors” means the three qualified institutional buyers or accredited investors which are not affiliated with the Company, the Sponsor or the directors or any member of the management of the Company, and which have purchased up to 1,749,999 SEDA Units each in the SEDA Initial Public Offering and 201,250 SEDA Class B Shares (as adjusted following the partial exercise of the SEDA Initial Public Offering over-allotment option) at their original purchase price of approximately $0.005 per SEDA Class B Share.

“A-Anchor Investors” means collectively Capricorn and Seaside.

“Additional Funding” means any amount up to $35 million to be paid by KME to PubCo on the Closing Date and subject to Closing, to the extent the Available Cash is less than $175 million.

“Additional 4% B-Anchor Investors” means the two qualified institutional buyers or accredited investors which are not affiliated with the Company, the Sponsor or the directors or any member of the management of the Company, and which have purchased up to 1,732,500 SEDA Units each in the SEDA Initial Public Offering and 201,250 SEDA Class B Shares (as adjusted following the partial exercise of the SEDA Initial Public Offering over-allotment option) at their original purchase price of approximately $0.005 per SEDA Class B Share.

“Adjournment Proposal” means the proposal by the SEDA Board to adjourn the SEDA General Meeting to a later date or dates, as specified under the section entitled “Proposal No. 4 — The Adjournment Proposal.”

“Aerospace Business” refers to the KME Aerospace Business as conducted by cunova after Closing.

“Aerospace Business Transfer Agreement” means the Aerospace Business Transfer Agreement to be entered into on the Exchange Date between cunova (as purchaser) and KME Germany, KME Mansfeld and KME America (as sellers).

“Aerospace VLN” means a promissory note issued by cunova to KME Germany, KME Mansfeld and KME America, for which KME Germany, KME Mansfeld and KME America shall transfer to cunova, and cunova shall accept the transfer of, the KME Aerospace Business assets pursuant to the Aerospace Business Transfer Agreement as consideration and in exchange for its issuance.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by or is under common control with such specified Person, through one or more intermediaries or otherwise. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Ancillary Documents” means the documents ancillary to the Business Combination Agreement, including the Sponsor Support Agreement, the New Registration Rights Agreement, the Aerospace Business Transfer Agreement, the Paragon Vendor Loan, the Equity Incentive Plan Term Sheet, the Lock-up Agreement, the Aerospace VLN, and the U.S. Sales Agency Agreement.

“Anti-Corruption Laws” means any applicable laws relating to anti-bribery or anti-corruption (governmental or commercial), including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010, and the corresponding laws and regulations applicable to the KME Aerospace Business or in the jurisdictions in which the JV GmbH, any of its Subsidiaries, or any of their respective employees, agents, representatives, sales intermediaries or other third parties acting on their behalf operate.

“Antitrust Laws” means any applicable antitrust laws and all other applicable laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Available Cash” means (i) the aggregate amount of cash available in the Trust Account as of the Closing Date after taking into account all shareholder redemptions, plus (ii) any proceeds from any Financing which are permitted to be paid out as cash consideration due in connection with the Business Combination at Closing; provided that, for the avoidance of doubt, Available Cash shall not take into account any Additional Funding.

“B-Anchor Investors” means collectively the 3.6% B-Anchor Investors, the 4% B-Anchor Investors and the Additional 4% B-Anchor Investors.

“Business Combination” means the Merger, the Exchange and the other transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of February 20, 2024, as it may be amended from time to time, by and among SEDA, the SEDA Representative, PubCo, Merger Sub, JV GmbH, PP Holding, cunova, KME, Creature Kingdom and Paragon, as amended from time to time, and as annexed to the proxy statement/prospectus in respect of the general meeting as Annex A.

“Business Combination Proposal” means the proposal by the SEDA Board to the SEDA Shareholders to approve the Business Combination and the Business Combination Agreement, as specified under the section entitled “Proposal No. 1 — The Business Combination Proposal” and “The Business Combination Agreement.”

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in London (United Kingdom), New York (New York), Cayman Islands, Frankfurt (Germany) and Milan (Italy) are authorized or required by law to close.

“Capricorn” means Sustainable Investors Fund, LP, a Delaware limited partnership.

“Cash Redemption Amount” means the net of the aggregate amount of cash required to satisfy any exercise by SEDA shareholders of their right to have SEDA redeem their SEDA Class A Shares in connection with the Business Combination.

“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof, acting in such capacity.

“Closing” means the consummation of the Transactions contemplated by the Business Combination Agreement.

“Closing Date” means the date of closing of the Transactions as contemplated by the Business Combination Agreement, which shall take two (2) Business Days.

“Completion Window” are to the period until July 2, 2024, or such later date as the SEDA shareholders may approve at a duly called extraordinary general meeting, in accordance with the SEDA Governing Documents.

“Condition Precedent Proposals” means the Business Combination Proposal and the Merger Proposal.

“Creature Kingdom” means Creature Kingdom Limited, a private limited company registered in England and Wales with registered number 06799429.

“cunova” means cunova GmbH (formerly named “KME Special Products & Solutions GmbH”), a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 216155.

“cunova Core Business” means, in relation to the historical financial information included in this proxy statement/prospectus relating to cunova, the group of companies included in the cunova core business combined financial statements and forming part of the PP S&C Holding GmbH group of companies. The cunova Core Business relates to the core business activities of cunova GmbH and its affiliates, as determined by cunova’s management, and excludes the companies within the PP S&C Holding GmbH group of companies that are managed independently from or not integrated into the core business activities of the cunova group.

“cunova Preference Share” means the preference share with the number 25,001 of cunova.

“Debt Financing” means any debt financing obtained on or prior to the Closing Date in connection with the Transaction other than the Debt Refinancing and the Paragon Vendor Loan.

“Debt Refinancing” means the refinancing of the Existing Financing for an amount equal to the amount outstanding under the Existing Financing (after deducting any applicable fees) or the obtaining of all necessary waivers, consents, amendments, confirmations and/or approvals for the continuation of the Existing Financing following Closing, in each case with changes to permit the incurrence of indebtedness under, and (p)repayment of, the Paragon Vendor Loan.

“Default PFIC Regime” has the meaning specified under the section entitled “Material Tax Considerations — U.S. Federal Income Tax Considerations — PFIC Considerations.”

“Dodd-Frank Act” means the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act.

“DTC” means the Depository Trust Company.

“ESG” means environmental, social and corporate governance.

“EU” means the European Union.

“Exchange” means the series of transactions on the Exchange Date, and immediately after the closing of any PIPE Investment, upon which (a) Paragon will transfer its shares in PP Holding and a certain shareholder loan to PubCo in exchange for cash and a vendor loan by and between Paragon, PubCo (as initial borrower) and cunova, (b) cunova will redeem the cunova Preference Share in consideration for the transfer of the KME AssetCo Preference Share by cunova to KME Special, and (c) KME will cause (i) KME Germany, KME Mansfeld and KME America (collectively, the “Aerospace Business Sellers”) to transfer to cunova the KME Aerospace Business in exchange for the Aerospace VLN and which the Aerospace Business Sellers will transfer to KME Special and KME Special, in turn, will contribute the Aerospace VLN to PubCo in exchange for PubCo Shares; and (ii) KME Special to transfer its shares in JV GmbH and a certain shareholder loan between KME Special and JV GmbH to PubCo in exchange for PubCo Shares and cash.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Date” means the Business Day falling immediately after the Merger Date.

“Exchange Ratio” means 1.119375.

“Existing Financing” means the facilities agreement originally dated December 17, 2021, between, among others, JV GmbH (formerly Blitz H21-630 GmbH under the Existing Facility) as parent and Hayfin Services LLP as agent and security agent and associated financing arrangements.

“Exit” means an IPO, Winding-Up or completion of Sale.

“Extension” means an extension of the deadline by which SEDA must complete its Business Combination, initially by four months, from November 2, 2023, to March 2, 2024, with the option for the SEDA Board to implement up to four additional one-month extensions up to July 2, 2024, approved by SEDA shareholders on October 30, 2023. The first additional one-month extension was approved by the SEDA Board on February 27, 2024, extending the deadline by which SEDA must complete its Business Combination to April 2, 2024. The second additional one-month extension was approved by the SEDA Board on March 27, 2024, extending the deadline by which SEDA must complete its Business Combination to May 2, 2024. The third additional one-month extension was approved by the SEDA Board on April 29, 2024, extending the deadline by which SEDA must complete its Business Combination to June 2, 2024. The fourth additional one-month extension was approved by the Board on May 24, 2024, extending the deadline by which SEDA must complete its Business Combination to July 2, 2024.

“FCPA” means the Foreign Corrupt Practices Act.

“Financing” means any Debt Financing, PIPE Investment, and any other equity or debt financing (other than the Debt Refinancing) obtained on or prior to the Closing Date in connection with the Transactions and in each case available to PubCo including, for the avoidance of doubt, any facility to backstop redemptions.

“First PFIC Holding Year” has the meaning specified under the section entitled “Material Tax Considerations — U.S. Federal Income Tax Considerations — PFIC Considerations.”

“IASB” means the International Accounting Standards Board.

“IFRS” means the International Financial Reporting Standards, as issued by the IASB.

“input materials” means the metal alloys used by cunova to manufacture its products and components, comprising metallic ore raw materials and scrap metal commercially available on the metal markets and converted by cunova’s suppliers to such metal alloys.

“Interim Period” means the period starting on the date of the Business Combination Agreement until the earlier of the Closing Date or the termination of the Business Combination Agreement in accordance with its terms.

“IPO Registration Statement” means the Registration Statement on Form S-1 (333-254238) filed by SEDA in connection with its Initial Public Offering, which was declared effective on October 28, 2021.

“IPO Underwriters” means Goldman Sachs & Co. LLC, and BofA Securities, Inc.

“JV GmbH” means MAGNET Joint Venture GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 217397.

“KME” means KME SE, a stock corporation organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 213357.

“KME Aerospace Business” means the engineering and designing of highly specialized components for aerospace rocket engines designed for the critical applications business operated by KME Germany, KME Mansfeld and KME America prior to the closing of the Business Combination.

“KME America” means KME America Inc., incorporated under the laws of the state of Delaware, USA.

“KME AssetCo” means KME AssetCo GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 217339.

“KME AssetCo Preference Share” means the preference share with the number 25,001 of KME AssetCo held by cunova as of the date of the Business Combination Agreement.

“KME Germany” means KME Germany GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 214664.

“KME Group” means KME SE and its subsidiaries.

“KME JV GmbH SHL” means KME Special’s shareholder loan to JV GmbH made pursuant to that shareholder loan agreement dated January 31, 2022.

“KME Mansfeld” means KME Mansfeld GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Stendal under registration number HRB 207208.

“KME Special” means KME Special Products GmbH & Co. KG, a limited partnership (Kommanditgesellschaft) organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 207441.

“KME Special Products” refers to KME Special Products & Solutions GmbH, a limited liability company organized under the laws of Germany, which was renamed “cunova GmbH” on March 2, 2023.

“Latham” means Latham & Watkins (London) LLP.

“LME” means the London Metal Exchange.

“Maples” means Maples and Calder.

“Merger” means the merger pursuant to the terms of the Business Combination Agreement and the Plan of Merger whereby SEDA will merge with and into Merger Sub, a wholly owned subsidiary of PubCo, with Merger Sub continuing as the surviving entity.

“Merger Date” means the tenth (10th) Business Day after all the conditions to the Business Combination Agreement have been satisfied or waived (other than the conditions that by their terms are to be satisfied at the Merger Effective Time or the Closing, but subject to the satisfaction or waiver of such conditions).

“Merger Effective Time” means 10:00 a.m. Delaware time on the Business Day immediately prior to the Closing Date.

“Merger Sub” means SEDA Magnet LLC, a Delaware limited liability company.

“Minimum Cash Condition” means a closing condition in the Business Combination Agreement to the obligations of JV GmbH, PP Holding and the Shareholders to consummate the Business Combination that, as of immediately prior to the Closing, the amount of cash in the Trust Account (net of the Cash Redemption Amount) together with the available proceeds from one or more Financings, is at least $140,000,000.

“New PubCo Articles” means the articles of association of PubCo (and any amendment or variation thereto made with the consent of KME and SEDA) as of the date of the Closing unless otherwise provided herein.

“New Registration Rights Agreement” means the registration rights agreement in connection with the Business Combination to be entered into by and among SEDA, PubCo, KME Special and certain persons who will be shareholders of PubCo upon Closing, dated as of the Closing Date.

“Paragon” means The Paragon Fund III GmbH & Co. geschlossene Investment KG, a limited partnership organized under the laws of Germany, registered with the commercial register of the local court of Munich under registration number HRA 110100.

“Paragon Cash Consideration” means the payment by PubCo to Paragon of the amount in cash as provided by the Business Combination Agreement in the amount of $135,000,000.

“Paragon Vendor Loan” means a vendor loan agreement between Paragon, PubCo and cunova, to be entered into as of the Closing.

“Paragon PP Holding SHL” means Paragon’s shareholder loan to PP Holding made pursuant to that shareholder loan agreement dated January 27, 2022.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“PFIC” means passive foreign investment company.

“PIPE Investment” means the investments that may be made pursuant to certain subscription agreements PubCo and SEDA may enter into with the PIPE Investors, pursuant to which any such PIPE Investors may commit, on the terms and subject to the conditions of such subscription agreements, to subscribe for and purchase a number of PubCo Shares for consideration as provided in such subscription agreements on the date of and immediately prior to the Exchange.

“PIPE Investor” means those certain potential investors who may enter into a Subscription Agreement with PubCo and SEDA to fund the planned PIPE Investment.

“Plan of Merger” means the agreement and plan of merger relating to the Merger (and any amendment or variation thereto made in accordance with the provisions of the Cayman Companies Act and the Delaware Limited Liability Companies Act with the consent of the Shareholders and SEDA).

“Proposals” means collectively, the Business Combination Proposal, the Merger Proposal, the Organizational Documents Proposals and the Adjournment Proposal.

“Predecessor 2022 Period” means PP Holding’s reporting period prior to transfer of cunova shares to PP Holding, which includes the period from January 1, 2022 through January 31, 2022.

“PP Holding” means PP S&C Holding GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Munich under registration number HRB 275474.

“PubCo” means Specialty Copper Listco Plc, a public limited company registered in England and Wales with registered number 15395590.

“PubCo Board” means the board of directors of PubCo.

“PubCo Shares” means the ordinary shares in the capital of PubCo, having rights and being subject to the conditions set out in the New PubCo Articles.

“Public Shareholders” means holders of Public Shares, whether acquired in the Initial Public Offering or acquired in the secondary market.

“Public Shares” means the SEDA Class A Shares (including those that underlie the SEDA Units) that were offered and sold by SEDA in its Initial Public Offering and registered pursuant to the IPO Registration Statement or the shares of PubCo issued pursuant to the Business Combination Agreement in exchange thereof at the time of the Closing, as the context requires.

“Record Date” means          , 2024.

“Redemption” means each redemption of Public Shares for cash pursuant to the Amended and Restated Memorandum and Articles of Association of SEDA.

“Registration Rights Agreement” means that certain registration rights agreement by and among SEDA, Sponsor and certain other investors in the Initial Public Offering of SEDA, dated as of October 28, 2021.

“Related Agreements” means certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, as specified in the section entitled “The Business Combination Agreement — Related Agreements.”

“Requisite SEDA Warrantholder Approval” means the vote or written consent of the requisite percentage of registered holders of then-outstanding SEDA Public Warrants and SEDA Private Warrants entitled to vote or consent, as applicable, thereon to permit the conversion or exchange of SEDA Warrants for PubCo Shares after the Merger Effective Time at an exchange ratio of one to one.

“Sale” means the sale or transfer of all or substantially all the Group’s business, assets and undertakings whether through a single transaction or a series of transactions or any sale or transfer resulting in a Change of Control, but excluding any transfer (a) to a New Holding Company; or (b) to another Group Company.

“Seaside” means Seaside Holdings (Nominee) Limited, a Guernsey limited company.

“Second Extension” means a potential second extension of the deadline by which SEDA must complete its Business Combination, from July 2, 2024 to August 2, 2024, with the option for the SEDA Board to implement up to three additional one-month extensions up to November 2, 2024. On June 6, 2024, SEDA publicly filed with the SEC a definitive proxy statement disclosing the proposal for the Second Extension to be voted by SEDA Shareholders at an extraordinary general meeting, which is scheduled for June 27, 2024.

“SEDA” means SDCL EDGE Acquisition Corporation, a Cayman Islands exempted company, together with its successors.

“SEDA Adjusted Warrant” means a warrant to purchase one whole PubCo Share.

“SEDA Board” means the board of directors of SEDA.

“SEDA Class A Shares” means the Class A ordinary shares of SEDA, par value $0.0001 per share.

“SEDA Class B Shares” means the Class B ordinary shares of SEDA, par value $0.0001 per share.

“SEDA General Meeting” means the extraordinary general meeting of shareholders of SEDA to be held for the purpose of approving the Proposals set out in this proxy statement/prospectus.

“SEDA General Meetings” means the SEDA General Meeting and the SEDA Warrant Holders Meeting.

“SEDA Governing Documents” refers to SEDA’s amended and restated memorandum and articles of association, as amended from time to time.

“SEDA Private Warrant” means a warrant entitling the Sponsor, Capricorn and Seaside to purchase one SEDA Class A Share per warrant, pursuant to the terms of the Private Placement Warrants Purchase Agreement, dated October 28, 2021, by and among SEDA, Capricorn and Seaside.

“SEDA Public Warrant” means a warrant entitling the holder to purchase one SEDA Class A Share per warrant, pursuant to the terms of the Warrant Agreement.

“SEDA Representative” means Mr. Edward Wilson Davis, solely in the capacity as the representative for the shareholders of SEDA, in accordance with the terms and conditions of the Business Combination Agreement.

“SEDA Securities” means, collectively, the SEDA Shares and the SEDA Warrants.

“SEDA Shares” means, collectively, the SEDA Class A Shares and SEDA Class B Shares.

“SEDA Transfer Agent” means Continental Stock Transfer & Trust Company.

“SEDA Units” means the units issued by SEDA, each consisting of one SEDA Class A Share and one-half of one SEDA Public Warrant.

“SEDA Warrant Holders Meeting” means the extraordinary general meeting of warrants of SEDA to be held for the purpose of approving the Warrant Holder Proposals set out in this proxy statement/prospectus.

“SEDA Warrants” means, collectively, the SEDA Public Warrants and SEDA Private Warrants.

“Shortfall” means (x) $35,000,000 or (y) if the Available Cash exceeds $140,000,000, the Shortfall shall be reduced by an amount equal to such excess, and, in any event, if the Shortfall is a negative number, the Shortfall shall be deemed to be $0.

“Skadden” means Skadden, Arps, Slate, Meagher & Flom (UK) LLP.

“SPAC” means special purpose acquisition company.

“Sponsor” means SDCL EDGE Sponsor LLC, a Cayman Islands limited liability company.

“Subscription Agreements” means any subscription agreements between PubCo, SEDA and PIPE Investors, pursuant to which any such PIPE Investors will have committed to the PIPE Investment.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member. The term “Subsidiary,” with respect to JV GmbH, will also be deemed to include Special Steels & Alloys S.E. Asia Ltd and exclude the Carve-Out JVs.

“Successor 2022 Period” means PP Holding’s reporting period after transfer of cunova shares to PP Holding, which includes the period from February 1, 2022 through December 31, 2022.

“Takeover Code” means the U.K. City Code on Takeovers and Mergers.

“Takeover Panel” means the Panel on Takeovers and Mergers.

“Target” means collectively cunova and the KME Aerospace Business.

“Tax” means any U.S. and non-U.S. federal, national, state, provincial, territorial, local, and other net income tax, alternative or add-on minimum tax, capital gains tax, minimum alternate tax, withholdings and deductions in respect of tax, buy back tax, tax on dividend, tax on premium, tax on interest, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax, social security or national insurance contributions, apprenticeship levy, FICA or FUTA), inheritance tax, ad valorem, transfer, franchise, license, excise, severance, stamp, stamp duty reserve tax, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, customs duties, and sales or use tax, or other tax of any kind arising in any part of the world, together with any surcharge, excess, interest, penalty, fine, fee, addition to tax or additional amount imposed with respect thereto by a governmental authority, including, but not limited to, any tax and tax-related ancillary obligations within the meaning of Section 3(1) through (4) of the German Fiscal Code (Abgabenordnung — AO), and in each case irrespective of whether (A) owed as primary liability or as a secondary liability or (B) assessed, to be withheld or payable based on a contractual arrangement (e.g., under a tax sharing agreement, a contractual guarantee or an indemnity), unless specified otherwise.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with respect to taxes, including any schedule or attachment thereto and including any amendments thereof.

“Taxation Authority” means any taxing or other authority (in any jurisdiction) competent to impose any Tax liability or assess or collect any Tax.

“Total Net Leverage” means, in respect of any Relevant Period in connection with the Paragon Vendor Loan, the ratio of Total Net Debt on the last day of that Relevant Period to EBITDA in respect of that Relevant Period.

“Transactions” means the series of transactions contemplated by the Business Combination Agreement, including the Merger and the Exchange.

“Trust Account” means the U.S.-based trust account maintained by the Trustee pursuant to the Investment Management Trust Agreement, dated October 28, 2021, as amended on October 27, 2023, by and between SEDA and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company.

“UK” means the United Kingdom.

“U.K. Companies Act” means the Companies Act 2006 (as amended) of the UK.

“UK Prospectus Regulation” means Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018.

“U.S.” means the United States.

“U.S. GAAP” means United States generally accepted accounting principles consistently applied.

“U.S. Holder” means a beneficial owner of SEDA Shares or SEDA Warrants who or that is, for U.S. federal income tax purposes:

(i)	a citizen or individual resident of the United States,

(ii)	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia,

(iii)	an estate whose income is subject to U.S. federal income tax regardless of its source, or

(iv)	a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

“VAT” means Value Added Tax.

“Warrant Adjournment Proposal” means the proposal by the SEDA Board to adjourn the SEDA Warrant Holders Meeting to a later date or dates, as specified under the section entitled “Warrant Holder Proposal No. 2 — The Warrant Adjournment Proposal.”

“Warrant Agreement” means that certain Warrant Agreement, dated as of October 28, 2021, between SEDA and the Trustee.

“Warrant Amendment” means the amendment to the Warrant Agreement, a copy of which is attached as Annex I to the accompanying proxy statement/prospectus, pursuant to which each SEDA Warrant shall be adjusted to become a SEDA Adjusted Warrant which at the Merger Effective Time, will entitle the SEDA Adjusted Warrant holder to purchase one whole PubCo Share.

“Warrant Amendment Proposal” means the proposal by the SEDA Board to approve and adopt the Warrant Amendment, as specified under the section entitled “Warrant Holder Proposal No. 1 — The Warrant Amendment Proposal.”

“Warrant Holder Proposals” means the Warrant Amendment Proposal and the Warrant Adjournment Proposal.

“Winding-Up” means a distribution to the holders of ordinary shares in cunova or any holding company of cunova pursuant to a winding-up or dissolution of cunova or such holding company, respectively.

“$” or “U.S. Dollar” means the lawful currency of the United States.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes statements that express SEDA’s, PubCo’s and the Target’s opinions, expectations, beliefs, plans, objectives, assumptions, guidance or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this proxy statement/prospectus and include statements regarding SEDA’s, PubCo’s and the Target’s intentions, beliefs or current expectations concerning, among other things, the Transactions, the benefits and synergies of the Transactions, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which the Target operates as well as prospective financial information and any information concerning possible or assumed future results of operations of the combined company after giving effect to the Transactions. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting SEDA, PubCo and the Target. Factors that may impact such forward-looking statements include:

(i)	the parties’ ability to consummate the Business Combination, including being able to receive all required regulatory, third-party and shareholder approvals for the Business Combination, and the ability to satisfy the Minimum Cash Condition;

(ii)	the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

(iii)	the amount of any Redemptions by existing holders of SEDA Class A Shares being greater than expected, which may reduce the cash in Trust Account available upon the Closing of the Business Combination;

(iv)	the outcome of any legal proceedings that may be instituted against the Target, SEDA or PubCo following announcement of the Business Combination and the Transactions contemplated thereby;

(v)	the ability to recognize the anticipated benefits of the Business Combination;

(vi)	the anticipated timing of the Business Combination;

(vii)	the risk that the announcement and consummation of the Business Combination disrupts the Target’s current plans;

(viii)	expectation that PubCo Shares will be accepted for listing on the NYSE following the completion of the Business Combination;

(ix)	cunova’s management of its business strategy and plans;

(x)	changes in applicable laws or regulations;

(xi)	general economic conditions;

(xii)	factors relating to the business, operations and financial performance of the Company (meaning, for the purposes of this section, PP Holding and its subsidiaries, including cunova which will acquire the KME Aerospace Business from KME upon the consummation of the Business Combination), including:

●	manufacturing difficulties at the Company’s facilities or material disruption of its manufacturing processes or supply chain;

●	the Company’s reliance on third parties, including KME, to supply certain input materials and to provide transportation services that are critical to the manufacture of its products;

●	timing of the Company’s receipt of anticipated customer orders;

●	any reduction in the Company’s revenues and cash flows if its customers switch to different their suppliers or service providers;

●	continued successful research, development and marketing of new and/or improved products and services;

●	competition environment;

●	downturn in sales to its customers due to cyclical nature of its business;

●	the ability to achieve the anticipated benefits from cunova acquiring the KME Aerospace Business;

●	the Company’s dependence on the manufacturing of the aerospace products to be provided by KME; and

●	the Company’s dependence on KME and its affiliates for key aspects of the Company’s business.

The forward-looking statements contained in this proxy statement/prospectus are based on SEDA’s, PubCo’s and the Target’s current expectations and beliefs concerning future developments and their potential effects on the Transactions and the Target. There can be no assurance that future developments affecting SEDA, PubCo and/or the Target will be those that SEDA, PubCo and the Target have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond either SEDA’s, PubCo’s and the Target’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change. The prospective financial information are estimates that are subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. The prospective financial information may not be realized, and actual results may be significantly higher or lower than projected in the prospective financial information. The prospective financial information also reflects assumptions as to certain business strategies or plans that are subject to change. As a result, the inclusion of the estimates or other forecast information in this proxy statement/prospectus should not be relied on as “guidance” or otherwise predictive of actual future events, and actual results may differ materially from the forecasts. SEDA, PubCo and the Target will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. In addition, the prospective financial information does not take into account any circumstances or events occurring after the date that the information was prepared. Readers of this proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. Neither the SEDA, PubCo, the Target or any of their affiliates, directors, officers, directors, advisors or other representatives has made or makes any representation to any shareholder or any other person regarding ultimate performance compared to the information contained in the estimates, prospective financial information or that financial and operating results will be achieved.

Before a shareholder grants its proxy or instructs how its vote should be cast or vote on the Proposals, it should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect SEDA, PubCo and/or the Target.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the Proposals to be presented at the SEDA General Meeting and the SEDA Warrant Holders Meeting, including with respect to the Business Combination. The following questions and answers may not include all the information that is important to SEDA shareholders and/or SEDA warrant holders. SEDA shareholders and SEDA warrant holders are urged to read carefully this proxy statement/prospectus in its entirety, including the Annexes attached hereto and the other documents referred to herein, to fully understand the Business Combination and the voting procedures for the SEDA General Meeting and the SEDA Warrant Holders Meeting.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

Q:	WHAT IS THE BUSINESS COMBINATION?

A:	On February 20, 2024, SEDA, the Merger Sub, PubCo, JV GmbH, the Shareholders and other parties entered into the Business Combination Agreement, pursuant to which:

(i)	SEDA will merge with and into Merger Sub, a wholly owned subsidiary of PubCo (the “Merger”), with Merger Sub being the surviving entity in the merger (the time at which the Merger becomes effective, the “Merger Effective Time”);

(ii)	in connection with the Merger, (a) each outstanding SEDA Class B ordinary share, par value $0.0001 per share (the “SEDA Class B Shares”) will be converted (unless otherwise agreed in writing) into 0.893 SEDA Class A ordinary shares, par value $0.0001 per share (the “SEDA Class A Shares,” and together with the SEDA Class B Shares, the “SEDA Shares”), (b) each outstanding SEDA Class A Share will be automatically cancelled and converted into PubCo ordinary shares at an exchange ratio of 1.119375, each such PubCo ordinary share having a par value of $0.0001 per share (the “PubCo Shares”), and (c) each outstanding warrant of SEDA will be automatically adjusted to entitle the holder to purchase one whole PubCo Share at a price of $11.50 per PubCo Share (the “SEDA Adjusted Warrants”);

(iii)	on the Exchange Date (as defined below) (and, if applicable, immediately after the closing contemplated of any Financing (as defined below)), PubCo will (a) redeem the redeemable preference share in PubCo held by Creature Kingdom, and (b) purchase from Creature Kingdom the ordinary share in PubCo held by Creature Kingdom in exchange for the release of the undertaking to pay the subscription price of such redeemable share; and

(iv)	on the Exchange Date (as defined below), (a) Paragon will transfer its shares in PP Holding and a certain shareholder loan to PubCo in exchange for cash and a vendor loan agreement by and between Paragon, PubCo and cunova, (b) cunova will redeem the preference share of cunova with the number 25,001 (the “cunova Preference Share”) in consideration for the transfer of the preference share of KME AssetCo GmbH (“KME AssetCo”) with the number 25,001 (the “KME AssetCo Preference Share”) by cunova to KME Special Products GmbH & Co. KG (“KME Special”), and (c) KME will cause (i) KME Germany GmbH (“KME Germany”), KME Mansfeld GmbH (“KME Mansfeld”) and KME America Inc. (“KME America” and, together with KME Germany and KME Mansfeld, the “Aerospace Business Sellers”) to transfer to cunova the KME Specialty Aerospace Business in exchange for a vendor loan debt instrument issued by cunova (the “Aerospace VLN”) and which the Aerospace Business Sellers will transfer to KME Special and KME Special, in turn, will contribute the Aerospace VLN to PubCo in exchange for PubCo Shares; and (ii) KME Special to transfer its shares in JV GmbH and a certain shareholder loan between KME Special and JV GmbH to PubCo in exchange for PubCo Shares and cash ((a)-(c) the “Exchange” and the date on which the Exchange occurs, the “Exchange Date”).

SEDA will hold the SEDA General Meeting to, among other things, obtain the approvals required for the Business Combination and the other transactions contemplated by the Business Combination Agreement, and you are receiving this proxy statement/prospectus in connection with such meeting. See the section entitled “Extraordinary General Meeting of SEDA” for more information. In addition, see a copy of the Business Combination Agreement and the Plan of Merger attached to this proxy statement/prospectus as Annex A and Annex B, respectively. We urge you to carefully read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, in their entirety.

Q:	WHY AM I RECEIVING THIS DOCUMENT?

A:	SEDA is sending this proxy statement/prospectus to its shareholders and warrant holders to help them decide how to vote their SEDA Class A Shares and/or SEDA Warrants with respect to the matters to be considered at the SEDA General Meeting and the SEDA Warrant Holders Meeting. SEDA shareholders are being asked to consider and vote upon, among other things, the following proposals to: (1) approve the Business Combination Proposal; (2) approve the Merger Proposal; (3) approve the Organizational Documents Proposals; and (4) approve the Adjournment Proposal. SEDA warrant holders are being asked to consider and vote upon, among other things, the following proposals to: (1) approve the Warrant Amendment Proposal; and (2) approve the Warrant Holders Adjournment Proposal. The Business Combination cannot be completed unless SEDA shareholders approve the Business Combination Proposal and the Merger Proposal (collectively, the “Condition Precedent Proposals”). Information about the SEDA General Meetings, the Business Combination and the other business to be considered by SEDA shareholders and SEDA warrant holders at the SEDA General Meetings is contained in this proxy statement/prospectus. This document constitutes a proxy statement/prospectus of SEDA. It is a proxy statement/prospectus because the SEDA Board is soliciting proxies using this proxy statement/prospectus from SEDA shareholders and SEDA warrant holders.

Q:	WHAT WILL TARGET’S SHAREHOLDERS RECEIVE IN THE BUSINESS COMBINATION?

A:	As part of the Business Combination, (1) as consideration for the Exchange and the transfer of the Aerospace Business, KME will receive (a) PubCo Shares to be issued and allotted by PubCo to KME on the Exchange Date, and (b) the KME cash consideration in the amount of the equivalent in EUR of $20,000,000, and (2) as consideration for the Exchange, Paragon will (a) receive the Paragon Cash Consideration in the amount of $135,000,000, provided that the Paragon Cash Consideration will increase and the amount of the Paragon Vendor Loan will decrease on a dollar-for-dollar basis to the extent that Available Cash plus any Additional Funding exceeds $175,000,000 at Closing, and (b) enter into the Paragon Vendor Loan, pursuant to which cunova will become indebted to Paragon for the principal amount of $61,000,000. See the section entitled “The Business Combination Agreement — Merger Consideration; Conversion of Shares” for more information.

Q:	WHAT WILL HAPPEN TO SEDA SECURITIES UPON THE CLOSING OF THE BUSINESS COMBINATION?

A:	SEDA Units, SEDA Class A Shares and SEDA Public Warrants are currently listed on the NYSE under the symbols “SEDA.U,” “SEDA” and “SEDA.WS,” respectively. In connection with the Merger, (a) each SEDA Unit that is outstanding immediately prior to the Merger Effective Time will be automatically detached and the holder thereof will be deemed to hold one SEDA Class A Share and one-half of one SEDA Warrant in accordance with the terms of the applicable SEDA Unit, which underlying SEDA Securities will be adjusted as described in sub-paragraphs (c)-(d) of this paragraph, (b) each outstanding SEDA Class B Share will be converted (unless otherwise agreed in writing) into 0.893 SEDA Class A Share, (c) following such detachment and conversion, each issued and outstanding SEDA Class A Share will be cancelled and will be automatically converted into the right to receive 1.119375 PubCo Shares (having the terms set forth in the New PubCo Articles), and (d) each outstanding SEDA Warrant will be converted into a SEDA Adjusted Warrant by way of adjustments thereto to entitle the holder thereof to purchase one whole PubCo Share at a price of $11.50 per PubCo Share.

Upon consummation of the Business Combination, PubCo will change its name to “          ” and PubCo Shares and SEDA Adjusted Warrants will be listed on the NYSE under the symbols “CUNO” and “CUNO.WS,” respectively. The PubCo Shares will be the only outstanding class of shares of PubCo upon and following the consummation of the Business Combination. SEDA Class A Shares and SEDA Units will be delisted from the NYSE and deregistered following consummation of the Business Combination. SEDA Public Warrants will be listed on the NYSE as SEDA Adjusted Warrants.

Q:	WHEN DO YOU EXPECT THE BUSINESS COMBINATION TO BE COMPLETED?

A:	It is currently anticipated that the Business Combination will be consummated promptly following the SEDA General Meeting, which is set for , 2024, and the SEDA Warrant Holders Meeting, which is set for , 2024; however, the meetings could be adjourned, as described herein. None of SEDA, PubCo or the Target can assure you of when or if the Business Combination will be completed and it is possible that factors outside of their control could result in the Business Combination being completed at a different time or not at all. See “Risk Factors — Risks Related to the Business Combination — The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.” SEDA must first obtain the approval of SEDA shareholders for certain of the Proposals and SEDA warrant holders for the Warrant Amendment Proposal as set forth in this proxy statement/prospectus and SEDA, PubCo, Target and the Shareholders must also satisfy other closing conditions. See the section entitled “The Business Combination Agreement — Conditions to Closing of the Business Combination” for more information.

Q:	WHAT HAPPENS IF THE BUSINESS COMBINATION IS NOT COMPLETED?

A:	If SEDA is not able to complete the Business Combination by the Completion Window and is not able to complete another business combination by such date, in each case, as such date may be extended pursuant to the SEDA Governing Documents, SEDA will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than (10) ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay SEDA’s taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as SEDA shareholders (including the right to receive further liquidation distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and SEDA Board, liquidate and dissolve, subject in the case of clauses (2) and (3), to SEDA’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable laws. The Sponsor and A-Anchor Investors have no redemption rights with respect to their SEDA Class B Shares and Public Shares (including any Public Shares they may acquire in connection with the Business Combination), and B-Anchor Investors have no redemption rights with respect to their SEDA Class B Shares. In the event a Business Combination is not effected in the Completion Window, the SEDA Class B Shares of the Sponsor, A-Anchor Investors and B-Anchor Investors will be worthless. There will be no redemption rights or liquidating distributions with respect to SEDA Warrants, which will expire worthless if SEDA fails to consummate the Business Combination or another business combination within the Completion Window.

Q:	HOW WILL PUBCO BE MANAGED AND GOVERNED FOLLOWING THE BUSINESS COMBINATION?

A:	Following the Closing, PubCo will be managed by the PubCo Board, which is expected to consist of seven directors (of which are expected to be independent). See the section entitled “The Business Combination Agreement — Governance” for more information.

Q:	WHAT ARE THE POSSIBLE SOURCES AND THE EXTENT OF DILUTION THAT THE PUBLIC SHAREHOLDERS THAT ELECT NOT TO REDEEM THEIR SHARES WILL EXPERIENCE IN CONNECTION WITH THE BUSINESS COMBINATION AND RELATED TRANSACTIONS?

A:	The following tables show all possible sources and the extent of dilution for Public Shareholders who elect not to redeem their shares may experience in connection with the Business Combination and related transactions, assuming no redemption, intermediate levels of redemption and maximum redemption scenarios. In addition, the following table is further based on the assumptions set forth in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” assuming that KME will not be required to provide any Additional Funding and KME will provide the maximum amount of Additional Funding of $35 million, respectively. Share ownership under each redemption scenario is only presented for illustrative purposes. SEDA cannot predict how many of its Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the Cash Redemption Amount and the number of SEDA Class A Shares redeemed in connection with the Business Combination may differ from the amounts presented below. As such, the ownership percentages of KME, Public Shareholders, Sponsor, holders of SEDA Public Warrants, and other shareholders may also differ from the presentation below if the actual redemptions are different from these assumptions.

	KME will not provide any Additional Funding
	Pro Forma Combined (Assuming No Additional Redemptions)		Pro Forma Combined (Assuming 25% Maximum Redemptions)		Pro Forma Combined (Assuming 50% Maximum Redemptions)		Pro Forma Combined (Assuming 75% Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Shareholders	Number of Shares	%	Number of Shares	%	Number of Shares	%	Number of Shares	%	Number of Shares	%
KME	23,364,920	36.0%	23,364,920	36.1%	23,364,920	36.1%	23,364,920	36.1%	23,364,920	36.1%
Public Shareholders(2)	14,751,051	22.8%	12,182,663	18.8%	9,614,276	14.8%	7,045,888	10.9%	4,477,501	6.9%
Sponsor(3)	3,791,310	5.8%	3,791,310	5.9%	3,791,310	5.9%	3,791,310	5.9%	3,791,310	5.9%
PIPE Investors*	2,838,855	4.4%	5,391,588	8.3%	7,944,322	12.3%	10,497,056	16.2%	13,049,789	20.2%
Other Shareholders	25,000	0.0%	25,000	0.0%	25,000	0.0%	25,000	0.0%	25,000	0.0%
SEDA Adjusted Warrants	1,050,000	1.6%	1,050,000	1.6%	1,050,000	1.6%	1,050,000	1.6%	1,050,000	1.6%
Holders of SEDA Private Warrants(4)	8,998,574	13.9%	8,998,574	13.9%	8,998,574	13.9%	8,998,574	13.9%	8,998,574	13.9%
Holders of SEDA Public Warrants(5)	9,997,623	15.4%	9,997,623	15.4%	9,997,623	15.4%	9,997,623	15.4%	9,997,623	15.4%
Total Shares Outstanding (incl. Warrants)	64,817,332	100.0%	64,801,678	100.0%	64,786,025	100.0%	64,770,371	100.0%	64,754,717	100.0%
Total Pro Forma Book Value in € thousand	343,051		343,051		343,051		343,051		343,051
Pro Forma Book Value per Share Outstanding in €	5.29		5.29		5.30		5.30		5.30

	KME provides $35 million Additional Funding
	Pro Forma Combined (Assuming No Additional Redemptions)		Pro Forma Combined (Assuming 25% Maximum Redemptions)		Pro Forma Combined (Assuming 50% Maximum Redemptions)		Pro Forma Combined (Assuming 75% Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Shareholders	Number of Shares	%	Number of Shares	%	Number of Shares	%	Number of Shares	%	Number of Shares	%
KME	26,864,920	41.5%	26,864,920	41.5%	26,864,920	41.5%	26,864,920	41.5%	26,864,920	41.5%
Public Shareholders(2)	14,000,000	21.6%	11,683,763	18.0%	9,281,676	14.3%	6,879,588	10.6%	4,477,501	6.9%
Sponsor(3)	3,791,310	5.9%	3,791,310	5.9%	3,791,310	5.9%	3,791,310	5.9%	3,791,310	5.9%
PIPE Investors*	—	0.0%	2,387,447	3.7%	4,774,895	7.4%	7,162,342	11.1%	9,549,789	14.7%
Other Shareholders	25,000	0.0%	25,000	0.0%	25,000	0.0%	25,000	0.0%	25,000	0.0%
SEDA Adjusted Warrants	1,050,000	1.6%	1,050,000	1.6%	1,050,000	1.6%	1,050,000	1.6%	1,050,000	1.6%
Holders of SEDA Private Warrants(4)	8,998,574	13.9%	8,998,574	13.9%	8,998,574	13.9%	8,998,574	13.9%	8,998,574	13.9%
Holders of SEDA Public Warrants(5)	9,997,623	15.4%	9,997,623	15.4%	9,997,623	15.4%	9,997,623	15.4%	9,997,623	15.4%
Total Shares Outstanding (incl. Warrants)	64,727,427	100.0%	64,798,638	100.0%	64,783,997	100.0%	64,769,357	100.0%	64,754,717	100.0%
Total Pro Forma Book Value in € thousand	343,556		343,556		343,556		343,556		343,556
Pro Forma Book Value per Share Outstanding in €	5.31		5.30		5.30		5.30		5.31

(1)	Excludes PubCo Shares issuable in respect of any SEDA Public Warrants that may be held by Public Shareholders pursuant to the proposed terms of the Warrant Amendment, subject to change.
(2)	The Sponsor and its affiliates’ total potential ownership interest in PubCo, assuming the exercise and conversion of all securities following the Closing, including 4,998,811 SEDA Class B Shares held by the Sponsor and newly created PubCo Shares at consummation of the Transactions to settle Sponsor Funding Undertakings for providing the extension deposits, is estimated to comprise approximately 5.8% of outstanding PubCo Shares in a no redemption scenario, 5.9% of outstanding PubCo Shares in a 25% redemption scenario, 5.9% of outstanding PubCo Shares in a 50% redemption scenario, 5.9% of outstanding PubCo Shares in a 75% redemption scenario, and 5.9% of outstanding PubCo Shares in a maximum redemption scenario under the assumption that KME will not provide any Additional Funding. The ownership interest is estimated to comprise approximately 5.9% of outstanding PubCo Shares in a minimum redemption scenario, 5.9% of outstanding PubCo Shares in a 25% redemption scenario, 5.9% of outstanding PubCo Shares in a 50% redemption scenario, 5.9% of outstanding PubCo Shares in a 75% redemption scenario, and 5.9% of outstanding PubCo Shares in a maximum redemption scenario under the assumption that KME provides $35 million Additional Funding.
(3)	The Sponsor, Seaside and Capricorn Loans converted in Warrants as of March 31, 2024 balance sheet amount considering further withdrawal amount of $337,500 disclosed in note 10 subsequent events in SEDA’s Interim financial statements for Q1 2024 filed with the SEC on Form 10-Q on May 20, 2024.
(4)	Such PubCo Shares issuable in respect of 8,998,574 SEDA Private Warrants.
(5)	Such PubCo Shares issuable in respect of 9,997,623 SEDA Public Warrants.

*	As of the date of this proxy statement/prospectus, no amounts have been committed under the PIPE Investment.
**	Pursuant to Section 1.4(b) of the Anchor Support Agreement in connection with the Business Combination, the two A-Anchor Investors, each holding 2 million Class A ordinary shares, have agreed not to redeem any Public Shares held by them. Under these circumstances, SEDA shareholders may exercise their redemption rights with respect to a maximum of 9,177,933 redeemable Class A ordinary shares, which is the total number of Class A ordinary shares subject to redemption except the shares held by the two A-Anchor Investors, upon consummation of the Transactions, at a redemption price of approximately €10.07 ($11.13) per share.

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER?

A:	As discussed more fully in “Material Tax Considerations — U.S. Federal Income Tax Considerations — Effects of the Business Combination to U.S. Holders,” Skadden, Arps, Slate, Meagher & Flom LLP has delivered an opinion that the Merger should qualify as a “reorganization” within the meaning of Section 368(a)(l)(F) of the Code. In accordance with that opinion, subject to the limitations and qualifications therein, U.S. Holders of SEDA Securities should generally not recognize gain or loss for U.S. federal income tax purposes on the Merger. Nevertheless, because there is no authority directly addressing the treatment for U.S. federal income tax purposes of the particular facts of the Merger, that treatment is not entirely clear, and it is possible that U.S. Holders of SEDA Securities could be required to recognize gain for U.S. federal income tax purposes as a result of the Merger. Please see the section entitled “Material Tax Considerations — U.S. Federal Income Tax Considerations — Effects of the Business Combination to U.S. Holders” for additional information. All holders of SEDA Securities should consult their tax advisors regarding the potential tax consequences to them of the Business Combination, including the applicability and effect of U.S. federal, state and local and non-U.S. tax laws.

QUESTIONS AND ANSWERS ABOUT THE SEDA GENERAL MEETING AND THE

SEDA WARRANT HOLDERS MEETING

Q:	WHEN AND WHERE ARE THE SEDA GENERAL MEETING AND THE SEDA WARRANT HOLDERS MEETING?

A:	The SEDA General Meeting will be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, New York 10001, United States, on , 2024, and virtually at https://www.cstproxy.com/ . SEDA shareholders may attend, vote and examine the list of SEDA shareholders entitled to vote at the SEDA General Meeting, by visiting and entering the control number found on their proxy card, voting instruction form or notice included in their proxy materials.

The SEDA Warrant Holders Meeting will be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, New York 10001, United States, on          , 2024, and virtually at https://www.cstproxy.com/          . SEDA warrant holders may attend, vote and examine the list of SEDA warrant holders entitled to vote at the SEDA Warrant Holders Meeting, by visiting and entering the control number found on their proxy card, voting instruction form or notice included in their proxy materials.

Q:	WHAT AM I BEING ASKED TO VOTE ON IN THE SEDA GENERAL MEETING AND WHY IS THIS APPROVAL NECESSARY?

A:	The Public Shareholders are being asked to vote on the following Proposals:

●	the Business Combination Proposal;

●	the Merger Proposal;

●	the Organizational Documents Proposals; and

●	the Adjournment Proposal.

Each of these Proposals is more fully described in the accompanying proxy statement/prospectus, which SEDA shareholders are encouraged to read carefully and in its entirety. SEDA will hold the SEDA General Meeting to consider and vote upon the Proposals. The Business Combination will be consummated only if the Condition Precedent Proposals are approved at the SEDA General Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Organizational Documents Proposals and the Adjournment Proposal are not conditioned upon the approval of any other proposal.

This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the SEDA General Meeting. SEDA shareholders should read this proxy statement/prospectus carefully, including the Annexes and the other documents referred to herein.

The vote of SEDA shareholders is important. SEDA shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q:	I AM A SEDA WARRANT HOLDER. WHY AM I RECEIVING THIS PROXY STATEMENT/PROSPECTUS?

A:	SEDA warrant holders are being asked to consider and vote upon a proposal to amend the Warrant Agreement to provide that, following the Merger Effective Time, each of the then outstanding SEDA Warrants will be automatically adjusted to entitle the holder to purchase one whole PubCo Share at a price of $11.50 per PubCo Share.

This proxy statement/prospectus includes important information about PubCo following consummation of the Business Combination. As holders of SEDA Warrants are being asked to consider and vote upon the Warrant Amendment Proposal and the Warrant Holders Adjournment Proposal and will be entitled to purchase PubCo Shares, SEDA urges you to read the information contained in this proxy statement/prospectus carefully.

The vote of SEDA warrant holders is important. SEDA warrant holders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q:	WHAT AM I BEING ASKED TO VOTE ON IN THE SEDA WARRANT HOLDERS MEETING, AND WHY IS THIS APPROVAL NECESSARY?

A:	The SEDA warrant holders are being asked to vote on the following Warrant Holder Proposals:

●	the Warrant Amendment Proposal; and

●	the Warrant Holders Adjournment Proposal.

Each of these Warrant Holder Proposals is more fully described in the accompanying proxy statement/prospectus, which SEDA warrant holders are encouraged to read carefully and in its entirety. SEDA will hold the SEDA Warrant Holders Meeting to consider and vote upon the Warrant Holder Proposals. The Warrant Amendment will only become effective if the Business Combination is completed. If the Business Combination is not completed, the Warrant Amendment will not become effective, even if the SEDA warrant holders have approved the Warrant Amendment Proposal.

This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the SEDA Warrant Holders Meeting. SEDA warrant holders should read this proxy statement/prospectus carefully, including the Annexes and the other documents referred to herein.

The vote of SEDA warrant holders is important. SEDA warrant holders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Q:	WHY IS SEDA PROPOSING THE BUSINESS COMBINATION?

A:	SEDA was organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

On November 2, 2021, SEDA consummated its Initial Public Offering of 17,500,000 SEDA Units, generating total gross proceeds of $175,000,000. Simultaneously with the consummation of its Initial Public Offering, SEDA consummated the private placement of 8,250,000 SEDA Private Warrants to the Sponsor, Capricorn and Seaside, generating gross proceeds to SEDA of $8,250,000. On November 16, 2021, the IPO Underwriters partially exercised a 45-day option to purchase up to 2,625,000 additional SEDA Units (the “Over-Allotment Units”) to cover over-allotments and purchased an additional 2,495,246 SEDA Units, generating gross proceeds of $24,952,460. Simultaneously with the closing of the exercise of the over-allotment option, SEDA consummated the sale of 748,574 warrants (the “Over-Allotment Warrants”) in a private placement to the Sponsor, Capricorn and Seaside, generating gross proceeds of $748,574. Following the closing of the Initial Public Offering, the sale of the SEDA Private Warrants, the sale of the Over-Allotment Units and the sale of the Over-Allotment Warrants, an amount of $201,951,985 was placed into the Trust Account.

Since the closing of the Initial Public Offering, SEDA’s activity has been limited to the search of potential business combination candidates.

Based on its due diligence investigations of the Target and the industry in which it operates, including the financial and other information provided by the Target in the course of their negotiations in connection with the Business Combination Agreement, SEDA believes that the Business Combination with the Target is advisable and in the best interests of SEDA and SEDA shareholders. See the section entitled “The Business Combination Agreement — SEDA’s Board of Directors’ Reasons for the Approval of the Business Combination.”

Q:	DID THE SEDA BOARD OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE MERGER?

A:

The SEDA Board did not obtain a fairness opinion or a third-party valuation from an independent investment banking firm or another independent firm with respect to the Business Combination. SEDA is not required to obtain a third-party opinion that the price it is paying is fair to SEDA from a financial point of view. The SEDA Board has substantial experience in evaluating the financial merits of companies from a wide range of industries, including the metals industry and the aerospace industry, and has concluded that its experience and the backgrounds of its members enabled it to make the necessary analyses and determinations regarding the Business Combination. The factors and information considered by the SEDA Board, as further described under the section entitled “The Business Combination Agreement — SEDA’s Board of Directors’ Reasons for the Approval of the Business Combination,” include estimates of potential addressable end markets including casting, aerospace, maritime, and industrial and energy, the terms of the Business Combination Agreement, and other relevant financial information selected based on the business experience and professional judgment of SEDA’s management. In addition, the SEDA Board and SEDA’s management have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of the SEDA Board in valuing the Target’s business, and assuming the risk that the SEDA Board may not have properly valued the Business Combination.

Q:	WHY IS SEDA PROVIDING SEDA SHAREHOLDERS WITH THE OPPORTUNITY TO VOTE ON THE BUSINESS COMBINATION?

A:	We are seeking approval of the Business Combination for purposes of complying with applicable NYSE listing rules requiring shareholder approval of issuances of more than 20% of a listed company’s issued and outstanding ordinary shares. In addition, pursuant to the SEDA Governing Documents, we must provide all Public Shareholders with the opportunity to redeem all or a portion of their Public Shares immediately prior to the consummation of an initial business combination (as defined in our SEDA Governing Documents) either in conjunction with a tender offer or in conjunction with an SEDA shareholder vote to approve such initial business combination. If we submit the Business Combination to SEDA shareholders for their approval, our SEDA Governing Documents require us to conduct a redemption offer in conjunction with the proxy solicitation.

Q:	HAVE THE TARGET’S SHAREHOLDERS APPROVED THE BUSINESS COMBINATION?

A:	Yes. On February 20, 2024, the shareholders of JV GmbH approved by written resolution the business combination of JV GmbH with SEDA, the Business Combination Agreement and the related ancillary documents. On February 20, 2024, the shareholders of cunova approved by written resolution the business combination of JV GmbH with SEDA, the Business Combination Agreement and the related ancillary documents.

Q:	WHY IS SEDA PROVIDING SEDA WARRANT HOLDERS WITH THE OPPORTUNITY TO VOTE ON THE WARRANT AMENDMENT?

A:	In connection with the Merger, each outstanding SEDA Class A Share will be automatically cancelled and converted into PubCo ordinary shares at an exchange ratio of 1.119375, each such PubCo ordinary share having a par value of $0.0001 per share. We are seeking approval of the Warrant Amendment, which will amend the Warrant Agreement to provide that, following the Merger Effective Time, each of the then outstanding SEDA Warrants will be automatically adjusted to entitle the holder to purchase one whole PubCo Share at a price of $11.50 per PubCo Share.

Q:	DO I HAVE REDEMPTION RIGHTS?

A:	If you are a holder of Public Shares, you have the right to demand that SEDA redeem such shares for a pro rata portion of the cash held in the Trust Account as of two business days prior to the consummation of the transactions contemplated by the Business Combination upon Closing.

Q:	WILL MY VOTE AFFECT MY ABILITY TO EXERCISE REDEMPTION RIGHTS?

A:	No. You may exercise your redemption rights whether you vote for or against, or abstain from voting on, any or all of the Proposals. As a result, the Condition Precedent Proposals can be approved by Public Shareholders who will redeem their Public Shares and no longer remain SEDA shareholders and the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are substantially reduced as a result of redemptions by Public Shareholders, so long as SEDA has net tangible assets of at least $5,000,001 (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after taking into account the amount of cash paid from the Trust Account to settle all of the Public Shares tendered for redemption.

Q:	HOW DO I EXERCISE MY REDEMPTION RIGHTS?

A:

If you are a Public Shareholder and wish to exercise your redemption rights, you must demand that SEDA redeem your shares for cash no later than the second business day preceding the SEDA General Meeting by delivering or tendering your shares (and share certificates (if any) and other redemption forms) to the SEDA Transfer Agent physically or electronically using the DTC’s DWAC system. Any holder of Public Shares will be entitled to demand that such holder’s Public Shares be redeemed for a pro rata portion of the amount then in the Trust Account. Such amount, including interest earned, if any, on the funds held in the Trust Account and not previously released to SEDA to pay its taxes, will be paid promptly upon consummation of the Business Combination. However, under Cayman Islands law, the proceeds held in the Trust Account could be subject to claims that could take priority over those of the Public Shareholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal. Therefore, the per Public Share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any Proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption, once made by a Public Shareholder, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the SEDA General Meeting only with the consent of the SEDA Board (in its sole discretion which it may do in whole or in part). If you tender or deliver your Public Shares (and share certificates (if any) and other redemption forms) for redemption to the SEDA Transfer Agent and later decide prior to such time not to elect redemption, you may request that the SEDA Transfer Agent return the Public Shares (physically or electronically).

If a Public Shareholder properly makes a request for redemption and the Public Shares (and share certificates (if any) and other redemption forms) are tendered or delivered as described to the SEDA Transfer Agent as described herein, then, if the Business Combination is approved and proceeds, SEDA will redeem those shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your Public Shares for cash and you will cease to have any rights as an SEDA shareholder (other than the right to receive the redemption amount) with respect to such Public Shares.

For a discussion of U.S. federal income tax considerations for holders of Public Shares with respect to the exercise of these redemption rights, see the section entitled “Material Tax Considerations — U.S. Federal Income Tax Considerations — Effects to U.S. Holders of Exercising Redemption Rights.”

Q:	HOW DO REDEMPTIONS OF SEDA SHARES IMPACT THE CLOSING OF THE BUSINESS COMBINATION AND THE MINIMUM CASH CONDITION?

A:	The Minimum Cash Condition is for the benefit of JV GmbH, PP Holding and the Shareholders and JV GmbH and each of the Shareholders has the right to waive the Minimum Cash Condition and each of JV GmbH and the Shareholders must agree in writing to waive such condition, subject to satisfaction or waiver of the other conditions to the closing of the Business Combination, to cause the closing of the Business Combination to occur even if the Available Cash is less than $140 million. Assuming the receipt of all proceeds from any debt financing (other than the Debt Refinancing) obtained prior to the Closing Date, any PIPE Investment, any other equity or debt financing obtained on or prior to the Closing Date, the Minimum Cash Condition will be satisfied even if all SEDA Shares are redeemed. Even if the Minimum Cash Condition was waived by JV GmbH and each the Shareholders, the Business Combination Agreement requires that SEDA have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately prior to the Closing. As of the date of this proxy statement/prospectus, SEDA has not obtained any debt or equity financing or any subscriptions for any PIPE Investment or entered into any non-redemption agreements. In the event that SEDA obtains any such debt or equity financing or any such subscriptions or enters into any non-redemption agreements prior to the Closing, SEDA will disclose such debt and/or equity financing, such subscriptions and/or non-redemption agreements in an amendment or a supplement to the accompanying proxy statement/prospectus.

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING MY REDEMPTION RIGHTS?

A:

It is expected that a U.S. Holder (as defined in the section entitled “U.S. Federal Income Tax Considerations”) that exercises its redemption rights to receive cash from the trust account in exchange for its SEDA Class A Shares will generally be treated as selling such shares, resulting in the recognition of capital gain or capital loss. There may be certain circumstances, however, in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of shares that such U.S. Holder owns or is deemed to own (including through the ownership of warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see the section entitled “Material Tax Considerations — U.S. Federal Income Tax Considerations — Effects to U.S. Holders of Exercising Redemption Rights” for additional information. All holders considering exercising redemption rights should consult their tax advisors regarding the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws.

Q:	DO I HAVE DISSENTERS’ RIGHTS IF I OBJECT TO THE PROPOSED BUSINESS COMBINATION?

A:	The Cayman Companies Act prescribes when dissent rights may be available to holders of SEDA Shares and sets limitations on such rights, as further described below. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, the SEDA Public Shareholders are still entitled to exercise the rights of redemption as set out herein, and the SEDA Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represent the fair value of those shares.

Section 238. (1) of the Cayman Companies Act provides that a member of a constituent company incorporated thereunder shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

Section 239. (1) of the Cayman Companies Act provides that no rights under section 238 of the Cayman Companies Act shall be available in respect of the shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5) of the Cayman Companies Act, provided that such section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 of the Cayman Companies Act to accept for such shares anything except: (a) shares of a surviving or consolidated company, or depository receipts in respect thereof; (b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders; (c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

Such statutory dissent rights under Section 238 of the Cayman Companies Act are distinct from the right of holders of SEDA to elect to have their shares redeemed for cash at the applicable redemption price in accordance with the SEDA Statutory Documents as described herein. See “Do I have redemption rights?”

Holders of SEDA Shares have dissent rights in connection with the Business Combination under Cayman Islands law in respect of their SEDA Shares. Holders of SEDA Warrants have no dissent rights in connection with the Business Combination under Cayman Islands law in respect of their SEDA Warrants.

Q:	WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT AFTER CONSUMMATION OF THE BUSINESS COMBINATION?

A:	Following the closing of the Initial Public Offering, the net proceeds from the Initial Public Offering and the sale of the SEDA Private Warrants were placed in the Trust Account. In connection with the approval of the Extension in October 2023, Public Shareholders elected to redeem an aggregate of 6,817,313 Public Shares, representing approximately 34.1% of the issued and outstanding Public Shares.

Upon the approval of the Extension, SEDA entered into Funding Agreements with each of the Sponsor and the A-Anchor Investors pursuant to which each of the Sponsor and the A-Anchor Investors agreed, severally and not jointly, that for each month, or pro rata portion thereof if less than a month, until the earlier of (i) the date of the consummation of an initial business combination, (ii) the date the winding up or liquidation of the Company becomes effective and (iii) July 2, 2024, the Sponsor and each of the A-Anchor Investors will make, in aggregate, extension deposits of $0.025 into the Trust Account for each remaining public share, up to a total of $250,000 per month. Pursuant to the terms of the Funding Agreement with the Sponsor, if SEDA consummates an initial business combination, then SEDA will settle each such monthly extension funding of the Sponsor with (i) a cash payment on or about the date of the consummation of its initial business combination to the Sponsor of the amount of such funding, and (ii) an issuance of 1,650 SEDA Class A Shares immediately prior to the date SEDA merges with or into another person in connection with its business combination, provided that SEDA will only be obliged to make the cash payment to the extent that it has cash available on or about the date of the consummation of its initial business combination after funding any redemptions of its SEDA Class A Shares, paying any cash consideration due in connection with its initial business combination, and taking into account any minimum cash conditions or similar conditions to the consummation of the initial business combination. Pursuant to the terms of the Funding Agreements with each of the A-Anchor Investors, on the date of the consummation of an initial business combination, SEDA will pay to each A-Anchor Investor an amount equal to the aggregate amount funded by such A-Anchor Investor pursuant to the respective Funding Agreement. In the event that prior to the date of the consummation of its initial business combination, SEDA winds up or liquidates, the Sponsor and A-Anchor Investors will have no claims under the respective Funding Agreement and SEDA will have no obligation to pay to the Sponsor and the A-Anchor Investors any amounts under the respective Funding Agreements. As of June 10, 2024, there was $146,611,452.26 in the Trust Account.

These funds will remain in the Trust Account, except for the withdrawal of interest to pay taxes, expenses relating to the administration of the Trust Account and limited withdrawals for working capital, if any, until the earliest of (i) the completion of a business combination (including the Closing) and (ii) the redemption of all of the Public Shares if SEDA is unable to complete a business combination within the Completion Window, subject to applicable law.

Prior to the consummation of the Business Combination, the funds in the Trust Account will be used to pay holders of the Public Shares who exercise redemptions rights. After consummation of the Business Combination, the funds in the Trust Account will be used to pay fees and expenses incurred in connection with the Business Combination and for the PubCo’s working capital and general corporate purposes.

Q:	WHAT UNDERWRITING FEES ARE PAYABLE IN CONNECTION WITH THE BUSINESS COMBINATION?

A:	In connection with the Initial Public Offering, SEDA entered into the Underwriting Agreement with the IPO Underwriters. Pursuant to the Underwriting Agreement, the IPO Underwriters were entitled to an aggregate deferred underwriting fee of $6,998,336 upon the Closing of the Business Combination, payable from the amounts held in the Trust Account. The IPO Underwriters provided no services and did not introduce any potential targets to SEDA post the fourth quarter of 2022. In order to reduce transaction costs in connection with the Business Combination, in July and October 2022, the deferred underwriting fee was waived in full by the IPO Underwriters for no additional consideration. SEDA initiated the requests for the waivers from the IPO Underwriters in light of industry conditions at the time. Specifically, SEDA was aware of other special purpose acquisition companies that had received waivers of deferred fees, wherein no assistance was provided by IPO underwriters towards closing of a business combination transaction.

SEDA contacted each of the IPO Underwriters prior to the execution of the Business Agreement to request that each of the IPO Underwriters waive its respective entitlement to the payment of any deferred underwriting fee with respect to the Business Combination in order to reduce transaction costs in connection with the Business Combination. In response, each of the IPO Underwriters provided such a waiver, gratuitously and without consideration, despite having performed all obligations entitling it to the payment of a deferred underwriting fee. Neither of the IPO Underwriters provided any additional reason for such waivers and SEDA did not request that the IPO Underwriters provide any additional reason for such gratuitous waivers. SEDA has not engaged, and has not received any services from, either of the IPO Underwriters except in connection with the Initial Public Offering. Each of the IPO Underwriters facilitated introductions between SEDA and certain potential business combination targets, but neither of the IPO Underwriters has had any role in the identification or evaluation of the Target as a business combination target for SEDA. SEDA did not expect the IPO Underwriters to provide a service in connection with the Business Combination; therefore, the gratuitous waivers by the IPO Underwriters of their respective entitlements to a deferred underwriting fees has not created any role for the IPO Underwriters in connection with the Business Combination and, except for the facilitation of introductions between SEDA and certain potential business combination targets as described above, neither of the IPO Underwriters has been engaged to act in any capacity related to the Business Combination.

SEDA is not aware of any disagreements with either of the IPO Underwriters regarding the disclosure in this proxy statement/prospectus or any matter relating to SEDA’s or the Target’s operations, prospects, policies, procedures or practices. As the waivers expressly indicate that the IPO underwriters do not act in any capacity with respect to the Business Combination, to SEDA’s understanding such waivers constitute the IPO Underwriters’ resignation and/or refusal to act, as applicable, in any capacity with respect to the Business Combination. The waivers provided by the IPO Underwriters, therefore, indicate that none of the IPO Underwriters want to be associated with the disclosures in this proxy statement/prospectus or any underlying business analysis related to the Business Combination. BofA Securities, Inc. has expressly disclaimed responsibility for any portion of any registration statement that SEDA may file. Although Goldman Sachs & Co. LLC has not affirmatively disclaimed responsibility for the disclosure in this proxy statement/prospectus, SEDA believes that the gratuitous waiver by Goldman Sachs & Co. LLC of its entitlement to a deferred underwriting fee indicates that it does not want to be associated with the disclosure or underlying analysis related to the Business Combination and contained in this proxy statement/prospectus. Neither of the IPO Underwriters has been involved in the preparation or review of this proxy statement/prospectus. As such, the gratuitous waivers by the IPO Underwriters did not impact SEDA’s evaluation of the Business Combination or the preparation of this proxy statement/prospectus.

The indemnification and contribution obligations of SEDA to each of the IPO Underwriters, as set forth in the Underwriting Agreement with respect to the Initial Public Offering, (i) expressly survived the waiver of the deferred underwriting fee with respect to Goldman Sachs & Co. LLC, as set forth in its waiver, and (ii) may have survived the waiver of the deferred underwriting fee with respect to BofA Securities, Inc.

SEDA requested that each of the IPO Underwriters confirm that it agrees with the disclosure regarding the waiver of its deferred underwriting discounts and commissions and the risks and conclusions stated herein, and both IPO Underwriters declined to provide such a letter. Accordingly, SEDA shareholders should not place any reliance on the participation of the IPO Underwriters in the Initial Public Offering in respect of the Business Combination and SEDA’s investors will not have the benefit of the IPO Underwriters’ independent review and investigation of the disclosures provided in this proxy statement/prospectus. While the IPO Underwriters did not participate in any aspect of the proposed Business Combination and SEDA has no other contractual relationship with the IPO Underwriters, investors should be aware that the waiver of a deferred underwriting fee is unusual and some investors may find the Business Combination less attractive as a result. This may make it more difficult for SEDA to complete the Business Combination.

For more information, see “Risk Factors — Risks Related to the Business Combination — In July and October 2022, the IPO Underwriters notified SEDA that they had determined to gratuitously waive their entitlement to the payment of any deferred compensation in connection with their role as underwriters in the Initial Public Offering that would otherwise become due upon the Closing of the Business Combination.”

Q:	HOW DOES THE SPONSOR INTEND TO VOTE ON THE PROPOSALS?

A:	As of the date of this proxy statement/prospectus, and due to the redemption of 6,817,313 Public Shares in aggregate in connection with the SEDA shareholder vote in October 2023, to approve the Extension, the Sponsor owns approximately 15% of the issued and outstanding SEDA Shares, consisting of the SEDA Class B Shares. The Sponsor has agreed to vote any SEDA Shares held by it as of the date of the SEDA General Meeting in favour of each of the Proposals presented at the SEDA General Meeting.

Neither the Sponsor nor SEDA’s directors or officers have purchased any SEDA Shares during or after the Initial Public Offering and, as of the date of this proxy statement/prospectus, neither SEDA nor the Sponsor nor SEDA’s directors or officers have entered into agreements, or are currently in negotiations, to purchase shares prior to the consummation of the Business Combination.

Q:	WHAT CONSTITUTES A QUORUM AT THE SEDA GENERAL MEETING?

A:	A quorum will be present at the SEDA General Meeting if the holders of a majority of the issued and outstanding SEDA Shares entitled to vote at the SEDA General Meeting are represented in person (which would include presence at a virtual meeting) or by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SEDA General Meeting. The Sponsor and Anchor Investors, who currently own approximately % of the issued and outstanding SEDA Shares, will count towards this quorum. In the absence of a quorum, the chairman of the SEDA General Meeting has the power to adjourn the SEDA General Meeting. As of the Record Date, SEDA Shares would be required to achieve a quorum.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE SEDA GENERAL MEETING?

A:	The following votes are required for each proposal at the SEDA General Meeting:

●	The Business Combination Proposal: The Business Combination Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting.

●	The Merger Proposal: The Merger Proposal may be approved by a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting.

●	The Organizational Documents Proposals: The Organizational Documents Proposals may each be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of the majority of the SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting.

●	The Adjournment Proposal: The Adjournment Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting.

Each of the Business Combination Proposal and the Merger Proposal is cross-conditional on the adoption of such other Proposal.

The Sponsor and A-Anchor Investors have agreed to vote their SEDA Shares in favour of each of the Proposals, and the B-Anchor Investors have agreed to vote their SEDA Class B Shares in favour of each of the Proposals. On the Record Date, the Sponsor and the Anchor Investors beneficially owned and were entitled to vote approximately           % of SEDA Shares.

Q:	WHAT CONSTITUTES A QUORUM AT THE SEDA WARRANT HOLDERS MEETING?

A:	A quorum will be present at the SEDA Warrant Holders Meetings if the holders of a majority of the outstanding SEDA Warrants entitled to vote at the SEDA Warrant Holders Meetings are represented in person (which would include presence at a virtual meeting) or by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SEDA Warrant Holders Meeting. The Sponsor and Anchor Investors, who currently own approximately % of the outstanding SEDA Warrants, will count towards this quorum. In the absence of a quorum, the chairman of the SEDA Warrant Holders Meeting has the power to adjourn the SEDA Warrant Holders Meeting. As of the Record Date, SEDA Warrants would be required to achieve a quorum.

Q:	WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE SEDA WARRANT HOLDERS MEETING?

A:	The following votes are required for each proposal at the SEDA Warrant Holders Meeting:

●	The Warrant Amendment Proposal: The Warrant Amendment Proposal requires approval of affirmative vote of the holders of at least 65% of each of (i) the outstanding SEDA Public Warrants and (ii) the outstanding SEDA Private Warrants, each voting separately as a class.

●	The Warrant Holders Adjournment Proposal: The Warrant Holders Adjournment Proposal requires approval of affirmative vote of the holders of at least 50% of the SEDA Warrants present in person, online or represented by proxy at the SEDA Warrant Holders Meeting, with such votes cast by SEDA warrant holders present or represented by proxy and entitled to vote at the SEDA Warrant Holders Meeting.

Each of these Warrant Holder Proposals is more fully described in the accompanying proxy statement/prospectus, which SEDA warrant holders are encouraged to read carefully and in its entirety. SEDA will hold the SEDA Warrant Holders Meeting to consider and vote upon the Warrant Holder Proposals. The Warrant Amendment will only become effective if the Business Combination is completed. If the Business Combination is not completed, the Warrant Amendment will not become effective, even if the SEDA warrant holders have approved the Warrant Amendment Proposal.

The Sponsor and A-Anchor Investors have agreed to vote their SEDA Warrants in favour of each of the Warrant Proposals. As of the date hereof, (i) the Sponsor and the Anchor Investors beneficially owned and were entitled to vote 100% of the outstanding SEDA Private Warrants, and (ii) the A-Anchor Investors beneficially owned and were entitled to vote approximately 25% of the outstanding SEDA Public Warrants. The B-Anchor Investors may hold an undetermined amount of SEDA Public Warrants, and the Sponsor does not hold any SEDA Public Warrants.

Q:	DO ANY OF SEDA’S DIRECTORS OR OFFICERS OR THE SPONSOR OR ITS AFFILIATES HAVE INTERESTS IN THE BUSINESS COMBINATION THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF SEDA SHAREHOLDERS AND SEDA WARRANT HOLDERS?

A:

The Sponsor and SEDA’s directors and executive officers have collectively invested an aggregate of approximately $9.3 million in SEDA and could potentially lose this entire amount if an initial Business Combination is not consummated by July 2, 2024, and they may therefore be incentivized to complete a business combination with a less favorable target company or a business combination on terms less favorable to shareholders and warrant holders rather than to cause SEDA to liquidate. Certain of SEDA’s executive officers and certain non-employee directors, as well as the Sponsor and its affiliates, may have interests in the Business Combination that may be different from, or in addition to, the interests of SEDA shareholders and the SEDA warrant holders generally. As a result, the Sponsor may have a conflict of interest in determining whether the Target is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination. The SEDA Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Business Combination Agreement and in recommending that the Business Combination Agreement and the transactions contemplated thereby be approved by the shareholders of SEDA and the Warrant Amendment Proposal be approved by the SEDA warrant holders, as further discussed below.

These interests include, among other things:

(i)	Upon the closing of the Initial Public Offering and partial exercise of the over-allotment option, the Sponsor has invested an aggregate of $7,212,057, comprised of the $13,197 purchase price for its 2,639,375 SEDA Class B Shares and the $7,198,860 purchase price for its 7,198,860 SEDA Private Warrants. If the Business Combination or another business combination is not consummated within the Completion Window, SEDA will cease all operations except for the purpose of winding up, redeeming the outstanding Public Shares for cash and, subject to the approval of its remaining SEDA shareholders and the SEDA Board, dissolving and liquidating. In such event, the 2,639,375 SEDA Class B Shares held by the Sponsor would be worthless because the Sponsor is not entitled to participate in any redemption or distribution with respect to such SEDA Class B Shares. Additionally, in such event, the 7,198,860 SEDA Private Warrants will also expire worthless. As of , 2024, the Record Date for the SEDA General Meeting, the PubCo Shares that the Sponsor will hold following the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of $ , based upon the closing price of $ per SEDA Class A Share on the NYSE on , 2024, the most recent closing price, and $ , based on an implied transaction price of $ per share. As of , 2024, the Record Date for the SEDA General Meeting, the SEDA Private Warrants had an aggregate market value of $ based upon the closing price of $ per Public Warrant on the NYSE on , 2024, the most recent closing price.

(ii)

In order to finance transaction costs in connection with a business combination, the Sponsor, members of the SEDA founding team or any of their affiliates may, but are not obligated to (other than pursuant to Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note), make certain working capital loans as may be required. On September 8, 2023, SEDA issued an unsecured promissory note to the Sponsor for an aggregate amount of up to $1,200,000 in working capital loans pursuant to the Sponsor Promissory Note. On September 29, 2023, SEDA issued an unsecured promissory note to Seaside for an aggregate amount of up to $150,000 in working capital loans pursuant to the Seaside Promissory Note. On October 10, 2023, SEDA issued an unsecured promissory note to Capricorn for up to $150,000 pursuant to the Capricorn Promissory Note. Each of, the Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note is non-interest bearing and is due and payable in full on the earlier of (i) the date on which SEDA consummates an initial Business Combination and (ii) the date that the winding up of SEDA is effective. The Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note may, at the discretion of the Sponsor, Seaside or Capricorn, respectively, be repayable in warrants to purchase ordinary shares of SEDA at a price of $1.00 per warrant, rounded up to the nearest whole number of warrants. In the event that the Business Combination does not close, SEDA may use proceeds held outside the Trust Account to repay the Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note, but no proceeds held in the Trust Account would be used for such repayment. The Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note will be repaid in cash upon consummation of the Business Combination. As of the date hereof, SEDA has borrowed $900,000 under the Sponsor Promissory Note, $112,500 under the Seaside Promissory Note and $150,000 under the Capricorn Promissory Note. If SEDA does not complete a business combination by the Completion Window, there may not be sufficient assets to repay the outstanding balance under the Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note and such promissory notes will be worthless.

(iii)	There will be no finder’s fees, reimbursements or cash payments made by SEDA to the Sponsor or SEDA’s officers or directors, or SEDA’s or any of their affiliates, for services rendered to SEDA prior to or in connection with the completion of the Business Combination, other than payment of the amount for office space, utilities, administrative and support services and repayments of any outstanding balance of the Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note, as described herein. SEDA’s directors and officers and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on SEDA’s behalf, such as identifying and investigating possible business targets and business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on SEDA’s behalf. However, if SEDA fails to consummate a business combination by the Completion Window, SEDA’s directors and officers will not have any claim against the Trust Account for reimbursement. Accordingly, SEDA may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within the Completion Window. As of the date hereof, approximately $34,652 was outstanding in out-of-pocket expense reimbursements. Additionally, under the: (i) Administrative Services Agreement, the Sponsor is entitled to $20,000 per month for office space, utilities, administrative and support services provided to SEDA’s management team, which commenced on October 28, 2021, and will continue through the earlier of consummation of a business combination or SEDA’s liquidation, and (ii) under the Investment Advisory Agreement (as amended pursuant to a side letter dated January 21, 2022), Sustainable Developmental Capital LLP (the “Advisor”) is entitled to $20,000 per month from Sponsor for certain advisory services, which commenced on February 16, 2021, and will continue through to the liquidation of the Sponsor, and

659,844 SEDA Class B Shares (subject to amendment in the Business Combination Agreement and/or Sponsor Support Agreement). SEDA incurred $0 and $240,000 in expenses in connection with such services during the year ended December 31, 2023, respectively. SEDA incurred $0 and $100,000 in expenses in connection with such services from January 1, 2024 to the date hereof, respectively. SEDA had $134,652 and $234,652 recorded in accrued related party expenses in connection with such services as of December 31, 2023 and as of the date hereof, respectively. Pursuant to a share letter dated October 17, 2023, as amended on May 10, 2024, entered into by and between SEDA and Harebell S.r.l. (“Harebell”), an Italian limited liability company with registered office in Milan, whose majority shareholder and sole director is Mr. Nicolò Dubini, Harebell will be paid a finder’s fee of 22,334 SEDA Class A Shares in connection with consummation of the Business Combination.

(iv)	SEDA’s existing directors and officers will be eligible for continued indemnification and continued coverage under SEDA’s directors’ and officers’ liability insurance following completion of the Business Combination pursuant to the Business Combination Agreement.

(v)	Given the differential in the purchase price that Sponsor paid for the SEDA Class B Shares and/or the SEDA Private Warrants as compared to the price of the Public Shares and SEDA Public Warrants, Sponsor can earn a positive return on its investment, even if the Public Shareholders have a negative return on their investment in PubCo.

(vi)

In event of the liquidation of the Trust Account, the Sponsor has agreed, under the Letter Agreement, dated October 28, 2021, among SEDA, the Sponsor and SEDA’s officers and directors, to indemnify and hold harmless SEDA against any and all losses, liabilities, claims, damages and expenses to which SEDA may become subject as a result of any claim by (i) any third party for services rendered or products sold to SEDA or (ii) a prospective target business with which SEDA has entered into an acquisition agreement; provided that such indemnification of SEDA by the Sponsor will apply only to the extent necessary to ensure that such claims by a third party for services rendered or products sold to SEDA or a target do not reduce the amount of funds in the Trust Account to below (i) $10.00 per share of SEDA Class A Shares or (ii) such lesser amount per SEDA Class A Share held in the Trust Account due to reductions in the value of the trust assets as of the date of the liquidation of the Trust Account, in each case, net of the amount of interest earned on the property in the Trust Account, which may be withdrawn to pay tax obligations, except as to any claims by a third party (including a target) who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under SEDA’s indemnity of the underwriters in SEDA’s Initial Public Offering against certain liabilities, including liabilities under the Securities Act. If SEDA consummates the Business Combination, on the other hand, Merger Sub will be liable for all such claims.

(vii)	Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to, among other things, vote in favour of the Business Combination Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

(viii)	Subject to certain limited exceptions, certain PubCo Shares will not be transferable following the Closing until the date that is 180 days after the Closing.

(ix)

Certain of SEDA’s officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present business combination opportunities to such entity. Accordingly, in the future, if any of SEDA’s officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honour his or her fiduciary or contractual obligations to present such opportunity to such entity. SEDA does not believe, however, that any fiduciary duties or contractual obligations of its officers or directors would materially undermine SEDA’s ability to complete a business combination. The Existing Articles provide that SEDA’s directors and officers renounce any interest or expectancy in, or in being offered, any corporate opportunity offered to any director or officer, but no director or officer of SEDA has any duty, except and to the extent expressly assumed by contract, to communicate or offer any such corporate opportunity to SEDA’s directors and officers and shall not be in breach of any fiduciary duty as a director or officer, solely by reason of fact that such party pursues or acquires such corporate opportunity for himself, herself or itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to SEDA. This waiver allows the Sponsor and its affiliates to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. However, SEDA does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target.

(x)	As of Closing, the PubCo Board will consist of seven natural persons, of which two members will be identified by SEDA and five members will be identified by KME. SEDA and KME will ensure that the composition of the post-Closing PubCo Board will satisfy the applicable requirements for: (i) PubCo to qualify as a “foreign private issuer” (as defined in the Securities Act), (ii) PubCo to be solely tax resident in the United Kingdom, (iii) maintaining a listing of PubCo’s securities on the NYSE, and (iv) the Takeover Code to not apply.

Given the interests described above, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the PubCo Shares trade below the price initially paid for the SEDA Units in the Initial Public Offering and the Public Shareholders and SEDA Public Warrant holders experience a negative rate of return following the completion of the Business Combination. As such, the Sponsor and its affiliates may have more of an economic incentive for SEDA to, rather than liquidate if it fails to complete an initial business combination by the end of the Completion Window, enter into an initial business combination on potentially less favourable terms with a potentially less favourable, riskier, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their SEDA Class B Shares.

The SEDA Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Business Combination Agreement and in recommending that the Business Combination and the Warrant Amendment Proposal be approved by SEDA shareholders and SEDA warrant holders, as applicable. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination.”

The SEDA Board concluded that the Business Combination Agreement, each of the Ancillary Documents and the transactions contemplated therein are in the best interests of SEDA and that it is advisable for SEDA to enter into the Business Combination Agreement, each of the Ancillary Documents, and to consummate the transactions contemplated therein. In view of the wide variety of factors considered by the SEDA Board in connection with its evaluation, negotiation and recommendation of the Business Combination and related transactions and the complexity of these matters, the SEDA Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Rather, the SEDA Board based its evaluation, negotiation and recommendation of the Business Combination and the Warrant Amendment on the totality of the information presented to and considered by it. The SEDA Board evaluated the reasons described above with the assistance of SEDA’s outside advisors. In considering the factors described above and any other factors, individual members of the SEDA Board may have viewed factors differently or given different weights to other or different factors.

After careful consideration, the SEDA Board unanimously (i) declared the advisability of the Business Combination and the other transactions contemplated by the Business Combination Agreement (ii) determined that the Business Combination and the other transactions contemplated by the Business Combination Agreement are in the best interests of SEDA shareholders, and (iii) approved the terms and provisions of the Business Combination Agreement and the transactions contemplated by it. The SEDA Board further unanimously (i) declared the advisability of the Warrant Amendment and the other transactions contemplated thereby and (ii) determined that the Warrant Amendment and the other transactions contemplated thereby are in the best interests of SEDA and SEDA warrant holders.

Q:	WHAT DO I NEED TO DO NOW?

A:	SEDA urges you to read and consider the information contained in this proxy statement/prospectus carefully, including the Annexes and the other documents referred to herein, and to consider how the Business Combination will affect you as an SEDA shareholder and/or SEDA warrant holder. SEDA shareholders and SEDA warrant holders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed shareholder and/or warrant holder proxy card.

Q:	WHAT HAPPENS IF I SELL MY PUBLIC SHARES AND/OR SEDA PUBLIC WARRANTS BEFORE THE SEDA GENERAL MEETING AND SEDA WARRANT HOLDERS MEETING?

A:	The Record Dates for the SEDA General Meeting and SEDA Warrant Holders Meeting are earlier than the date that the Business Combination is expected to be completed. If you transfer your SEDA Public Shares and/or SEDA Public Warrants after the Record Date but before each of the SEDA General Meeting and SEDA Warrant Holders Meeting, respectively, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the SEDA General Meeting and SEDA Warrant Holders Meeting. However, you will not be able to seek redemption of your Public Shares because you will no longer be able to tender them prior to the SEDA General Meeting in accordance with the provisions described herein. If you transferred your Public Shares prior to the Record Date, you have no right to vote those shares at the SEDA General Meeting or redeem those shares for a pro rata portion of the proceeds held in the Trust Account. There will be no redemption rights or liquidating distributions with respect to SEDA Warrants, which will expire worthless if SEDA fails to consummate the Business Combination or another business combination within the Completion Window.

Q:	HOW DO I VOTE?

A:	If you are a holder of record of Public Shares on the Record Date, you may vote at the SEDA General Meeting in person (which would include presence at a virtual meeting) or by proxy. If you are a holder of record of SEDA Warrants on the Record Date, you may vote at the SEDA Warrant Holders Meeting in person (which would include presence at a virtual meeting) or by proxy.

You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares and/or warrants in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should contact your broker, bank or other nominee to ensure that votes related to the shares and/or warrants you beneficially own are properly counted.

Q:	IF MY SHARES AND/OR WARRANTS ARE HELD IN “STREET NAME” BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES AND/OR WARRANTS FOR ME?

A:	If your shares and/or warrants are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares and/or warrants with instructions on how to vote your shares and/or warrants. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares and/or warrants held in “street name” by returning a proxy card directly to SEDA or by voting in person (which would include presence at a virtual meeting) at the SEDA General unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Please submit your legal proxy to the SEDA Transfer Agent at proxy@continentalstock.com in order to receive a control number to vote at the virtual meeting.

Under NYSE rules, brokers who hold shares and/or warrants in “street name” for a beneficial owner of those shares and/or warrants typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all of the Proposals and Warrant Holder Proposals to be voted on at the SEDA General Meetings are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares and/or warrants to vote on a particular proposal for which the broker does not have discretionary voting power.

If you are an SEDA shareholder or SEDA warrant holder holding your shares and/or warrants in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares and/or warrants, your broker, bank or other nominee will not vote your shares on any of the Proposals or Warrant Holder Proposals.

Q:	WHAT IF I ATTEND THE SEDA GENERAL MEETINGS AND ABSTAIN OR DO NOT VOTE?

A:	For purposes of the SEDA General Meetings, an abstention occurs when an SEDA shareholder or warrant holder attends the meeting in person (which would include presence at a virtual meeting) and does not vote or returns a proxy with an “abstain” vote.

If you are an SEDA shareholder that attends the SEDA General Meeting virtually and you fail to vote on the Proposals, your failure to vote will have no effect on the Proposals.

If you are a SEDA warrant holder who attends the SEDA Warrant Holders Meeting virtually and you fail to vote on the Warrant Amendment Proposal, your failure to vote will have the effect of a vote “AGAINST” the Warrant Amendment Proposal.

Q:	WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?

A:	If you sign and return your proxy card without indicating how to vote on any particular proposal, the SEDA Shares and/or SEDA Warrants represented by your proxy will be voted “FOR” each of the proposals presented at the SEDA General Meeting and/or SEDA Warrant Holders Meeting, as applicable.

Q:	MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A:	Yes. If you are an SEDA shareholder and/or SEDA warrant holder of record, you may change your vote at any time before your proxy is exercised by doing any one of the following:

●	sending another proxy card with a later date;

●	notifying SEDA’s Secretary in writing before the SEDA General Meeting and/or SEDA Warrant Holders Meeting that you have revoked your proxy; or

●	attending the SEDA General Meeting and/or SEDA Warrant Holders Meeting and voting electronically by visiting and entering the control number found on your proxy card, instruction form or notice you previously received.

Simply attending the SEDA General Meeting and/or SEDA Warrant Holders Meeting will not revoke your proxy. If you have instructed a broker, bank or other nominee to vote your SEDA Shares and/or SEDA Warrants, you must follow the directions you receive from your broker, bank or other nominee in order to change or revoke your vote.

Q:	WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE SEDA GENERAL MEETINGS?

A:	If you fail to take any action with respect to the SEDA General Meetings and the Business Combination is approved by SEDA shareholders and the Business Combination is consummated, you will become a shareholder of PubCo and/or your SEDA Warrants will become SEDA Adjusted Warrants. Failure to take any action with respect to the SEDA General Meetings will not affect your ability to exercise your redemption rights. If you fail to take any action with respect to the SEDA General Meetings and the Business Combination is not approved, you will continue to be an SEDA shareholder and/or SEDA warrant holder.

Q:	WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:	SEDA shareholders and/or SEDA warrant holders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares and/or warrants are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your SEDA Shares and/or SEDA Warrants.

Q:	WHO CAN HELP ANSWER MY QUESTIONS?

A:	If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

SEDA shareholders and SEDA warrant holders may call toll free: (212) 488-5509
Banks and Brokers may call collect:

You may also obtain additional information about SEDA from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your Public Shares, you will need to tender or deliver your shares (and share certificates (if any) and other redemption forms) (either physically or electronically) to the SEDA Transfer Agent at the address below prior to the vote at the SEDA General Meeting. If you have questions regarding the certification of your position or delivery of your shares (and share certificates (if any) and other redemption forms), please contact:

Continental Stock Transfer & Trust Company

1 State Street 30th Floor

New York, New York 10004

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that may be important to you. To better understand the Proposals to be submitted for a vote at the extraordinary general meeting of shareholders, you should read this entire document carefully, including the Business Combination Agreement attached as Annex A to this proxy statement/prospectus. The Business Combination Agreement is the legal document that governs the Transactions that will be undertaken. It is also described in detail in this proxy statement/prospectus in the section entitled “The Business Combination Agreement.”

Parties to the Business Combination

SEDA

SEDA is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. SEDA was incorporated as a Cayman Islands exempted company on February 16, 2021.

On November 2, 2021, SEDA consummated its Initial Public Offering (the “Initial Public Offering”) of 17,500,000 SEDA Units. The SEDA Units from the Initial Public Offering (including the over-allotment option) were sold at an offering price of $10.00 per unit, generating total gross proceeds of $175,000,000. Simultaneously with the consummation of its Initial Public Offering and the exercise of the underwriters’ over-allotment option, SEDA consummated the private placement of 8,250,000 SEDA Private Warrants at a purchase price of $1.00 per SEDA Private Warrant to the Sponsor, Capricorn and Seaside generating gross proceeds to SEDA of $8,250,000.

On November 16, 2021, the Initial Public Offering underwriters partially exercised a 45-day option to purchase up to 2,625,000 additional SEDA Units to cover over-allotments and purchased an additional 2,495,246 SEDA Units (the “Over-Allotment Units”), generating gross proceeds of $24,952,460. Simultaneously with the closing of the exercise of the over-allotment option, SEDA consummated the sale of 748,574 warrants (the “Over-Allotment Warrants”) at a purchase price of $1.00 per warrant in a private placement to the Sponsor and the A-Anchor Investors, generating gross proceeds of $748,574.

Following the closing of the Initial Public Offering, the sale of the SEDA Private Warrants, the sale of the Over-Allotment Units, and the sale of the Over-Allotment Warrants, an amount of $201,951,985 was placed into the Trust Account and was invested in U.S. government treasury obligations with maturities of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1944, as amended (the “Investment Company Act”) which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of the Business Combination; (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Amended and Restated Memorandum and Articles of Association to modify the substance or timing of SEDA’s obligation to redeem 100% of the Public Shares if SEDA does not complete the initial Business Combination within 24 months from the closing of the Initial Public Offering; and (iii) absent an initial Business Combination within 24 months from the closing of the Initial Public Offering or with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, the return of the funds held in the Trust Account to the Public Shareholders as part of the redemption of the Public Shares. Following the extraordinary general meeting in connection with the Extension (as defined further below), from December 2023 through May 2024, SEDA moved the funds in the Trust Account out of investment in securities and into an interest-bearing bank deposit account, to remain until the earlier of consummation of the initial Business Combination or liquidation. The funds in the Trust Account may only be (i) held uninvested, (ii) held in an interest-bearing bank demand deposit account, or (iii) held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act.

On October 30, 2023, SEDA held an extraordinary general meeting of SEDA’s shareholders. At the extraordinary general meeting, SEDA’s shareholders approved a proposal to amend SEDA’s Amended and Restated Memorandum and Articles of Association to extend the date by which SEDA must consummate an initial business combination (the “Extension”) from November 2, 2023, to March 2, 2024 (the “Extended Date”), and to allow the SEDA Board, without another shareholder vote, to elect to further extend the date to consummate an initial Business Combination after the Extended Date up to four times, by an additional month each time, up to July 2, 2024. The first additional one-month extension was approved by the SEDA Board on February 27, 2024, extending the deadline by which SEDA must complete its Business Combination to April 2, 2024. The second additional one-month extension was approved by the SEDA Board on March 27, 2024, extending the deadline by which SEDA must complete its Business Combination to May 2, 2024. The third additional one-month extension was approved by the SEDA Board on April 29, 2024, extending the deadline by which SEDA must complete its Business Combination to June 2, 2024. The fourth additional one-month extension was approved by the Board on May 24, 2024, extending the deadline by which SEDA must complete its Business Combination to July 2, 2024. On June 6, 2024, SEDA publicly filed with the SEC a definitive proxy statement disclosing a proposal to approve a second extension of the deadline by which SEDA must complete its Business Combination, from July 2, 2024 to August 2, 2024, with the option for the SEDA Board to implement up to three additional one-month extensions up to November 2, 2024 (the “Second Extension”). The extraordinary general meeting to vote on the Second Extension is scheduled for June 27, 2024.

In connection with the Extension, a total of 44 shareholders elected to redeem an aggregate of 6,817,313 SEDA Class A Shares, representing approximately 34.1% of the issued and outstanding SEDA Class A Shares. As a result, $72,500,000 was paid out of the Trust Account in connection with the redemptions, representing a redemption price per SEDA Class A Share of approximately $10.64.

The Initial Public Offering was conducted pursuant to a registration statement on Form S-1 (Reg. No. 333-254238). As of            , 2024, the record date, there was approximately $            held in the Trust Account.

The SEDA Units, the SEDA Class A Shares and SEDA Public Warrants are listed on the NYSE under the symbols SEDA.U, SEDA and SEDA.WS, respectively.

The mailing address of SEDA’s principal executive office is 60 East 42nd Street, Suite 1100, New York, NY 10165, and its telephone number is (212) 488-5509. SEDA’s corporate website address is: https://www.sdcledge.com/. The information contained on SEDA’s website does not form part of this proxy statement/prospectus. After the consummation of the Business Combination, SEDA will cease to exist.

cunova

cunova is a global manufacturer and supplier of high-end specialty copper alloy products and related services and solutions for a diverse array of industries, including melting & casting technologies, maritime applications and industrial applications. cunova was formerly known as KME Special Products & Solutions GmbH (“KME Special Products”) and was formerly a wholly owned subsidiary of KME Group. KME Special Products was formed as a result of an internal corporate reorganization of KME, executed between May 2020 and December 2021 with the aim to separate KME’s special products business from its core copper business. Following this internal reorganization, as of January 31, 2022, KME and Paragon completed a transaction in which KME sold 55% of KME Special Products to Paragon. In this transaction, KME transferred all shares in KME Special Products to JV GmbH, an entity newly formed by PP Holding in exchange for 45% of the JV GmbH Ordinary Shares. Paragon retained an indirect controlling interest of 55% of the JV GmbH Ordinary Shares and received the JV GmbH Preference Share, in return for providing JV GmbH with cash and cash equivalents. KME Special Products was rebranded as cunova effective March 2, 2023. For additional information, see the section entitled “Information about cunova GmbH and the KME Aerospace — Our History”.

Paragon acquired its 55% interest in KME Special Products (today cunova) in 2022 as a strategic investment with the object of increasing cunova’s value, in accordance with Paragon’s business strategy as a private equity firm. As part of the Business Combination, this 55% interest will be transferred to PubCo, and Paragon, as consideration therefor, will receive $135 million in cash and enter into a vendor loan with PubCo under which PubCo will become indebted to Paragon for the principal amount of $61.0 million. The value of such consideration represents, in Paragon’s view, an acceptable profit over its acquisition price for cunova, commensurate to the accretion in cunova’s value achieved by Paragon since acquiring its majority stake in the business.

KME sold the 55% interest in KME Special Products (today cunova) to Paragon in 2022 in order to reduce its leverage (a portion of the proceeds from the sales transaction with Paragon were used by KME to repay a maturing listed bond) and to allow the KME management to focus on its core business, rolled products, once cunova was separately managed, both of which better positioned KME to pursue its European add-ons strategy in the rolled products industry. The transaction with Paragon resulted from a structured sale process, and KME determined to pursue the Paragon transaction because it allowed KME to retain a 45% equity interest in order to participate in cunova’s potential future value creation.

As part of the Business Combination, KME will transfer the KME Aerospace Business to PubCo along with its 45% interest in cunova. KME agreed to this in part because it believes the future development of the KME Aerospace Business will benefit from it being managed as part of cunova, whose business model, focused on specialty products (compared to KME’s commodity-focused business), is more closely aligned with that of KME Aerospace. Following this transfer of the KME Aerospace Business and the 45% interest in cunova and the other steps of the Business Combination as detailed in this proxy statement/prospectus, KME will indirectly initially own a controlling interest in PubCo. KME agreed to participate in the Business Combination in part to benefit, as an equity investor, from the potential future value creation of the Business Combination. KME’s controlling equity interest in PubCo will result solely from this transfer of the KME Aerospace Business and the 45% interest in cunova; other than KME’s potential provision of up to $35.0 million of Additional Funding in the event of a Shortfall, no cash investment by KME in PubCo is required. See “The Business Combination Agreement — Covenants — Other Covenants” and “Ownership of PubCo.”

Cunova GmbH is a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück, Germany, under the registration number HRB 216155. The registered office of cunova is located at Klosterstrasse 29, 49074 Osnabrück, Germany and the telephone number of cunova is +49 (0)541 321 0. cunova’s corporate website address is: https://cunova.com. After Closing, cunova will become a subsidiary of PubCo. The information contained on cunova’s website does not form part of this proxy statement/prospectus.

KME

The KME Group is one of the world’s largest manufacturers of copper and copper alloy products with a worldwide distribution network. The KME Group, through KME Special, currently indirectly holds 45% of cunova’s shares. The KME Group also currently operates the KME Aerospace Business, which will be transferred to cunova in connection with Closing. The KME Aerospace Business is currently operated through KME Germany, KME Mansfeld and KME America, each of which are subsidiaries of KME.

The business address of KME is Klosterstrasse 29, 49074 Osnabrück, Germany and the telephone number of KME is +49 541 321-0. KME’s corporate website address is: https://www.kme.com. The information contained on KME’s website does not form part of this proxy/statement/prospectus.

Paragon

Paragon Partners GmbH is a European private equity firm. As of January 31, 2022, Paragon invested in cunova through the Paragon Fund III GmbH & Co. geschlossene Investment KG and currently indirectly holds 55% of cunova’s shares through its subsidiary, PP S&C Holding GmbH. At Closing, Paragon will exchange the entirety of its shareholding in PP S&C Holding GmbH and its shareholder loan from cunova for the Paragon Vendor Loan and additional cash consideration.

The mailing address of Paragon’s registered office is Leopoldstrasse 10, D-80802 Munich, Germany and the telephone number of Paragon is +49 89 38 88 70 – 0. Paragon’s corporate website address is: https://www.paragon.de. The information contained on Paragon’s website does not form part of this proxy statement/prospectus.

PubCo

PubCo is considered a foreign private issuer as defined in Rule 3b-4 under the Exchange Act. PubCo was incorporated on January 8, 2024, solely for the purpose of effectuating the Business Combination described herein. PubCo owns no material assets and does not operate any business.

As of the consummation of the Business Combination, the number of directors of the post-Closing PubCo Board will initially be seven directors,          of whom are independent directors. Two members of the post-Closing PubCo Board will be identified by SEDA and five members of the post-Closing PubCo Board will be identified by KME.

PubCo’s registered address is 1 Vine Street, 5th Floor, London, United Kingdom, W1J 0AH, United Kingdom. After the consummation of the Business Combination, PubCo will become the continuing public company and parent company of cunova, including the KME Aerospace Business, and its registered address will be Klosterstrasse 29, 49074 Osnabrück, Germany and its telephone number will be +49 (0)541 321 0.

Merger Sub

Merger Sub is a wholly owned subsidiary of PubCo formed solely for the purpose of effectuating the Merger described herein. Merger Sub was incorporated as a Delaware limited liability company on January 25, 2024. Merger Sub owns no material assets and does not operate any business.

The Merger Sub’s registered address is 251 Little Falls Drive, Wilmington, Delaware 19808, and its telephone number is (212) 488-5509. After the consummation of the Merger, Merger Sub will survive as a wholly owned subsidiary of PubCo.

The Business Combination

On February 20, 2024, SEDA entered into the Business Combination Agreement with among others, KME and cunova, pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement:

(i)	SEDA will merge with and into Merger Sub, a wholly owned subsidiary of PubCo (the “Merger”), with Merger Sub being the surviving entity in the merger (the time at which the Merger becomes effective, the “Merger Effective Time”);

(ii)	in connection with the Merger, (a) each outstanding SEDA Class B ordinary share, par value $0.0001 per share (the “SEDA Class B Shares”) will be converted (unless otherwise agreed in writing) into 0.893 SEDA Class A ordinary shares, par value $0.0001 per share (the “SEDA Class A Shares,” and together with the SEDA Class B Shares, the “SEDA Shares”), (b) each outstanding SEDA Class A Share will be automatically cancelled and converted into PubCo ordinary shares at an exchange ratio of 1.119375, each such PubCo ordinary share having a par value of $0.0001 per share (the “PubCo Shares”), and (c) each outstanding warrant of SEDA will be automatically adjusted to entitle the holder to purchase one whole PubCo Share at a price of $11.50 per PubCo Share (the “SEDA Adjusted Warrants”);

(iii)	on the Exchange Date (as defined below) (and, if applicable, immediately after the closing contemplated of any Financing (as defined below)), PubCo will (a) redeem the redeemable preference share in PubCo held by Creature Kingdom, and (b) purchase from Creature Kingdom the ordinary share in PubCo held by Creature Kingdom in exchange for the release of the undertaking to pay the subscription price of such redeemable share; and

(iv)	on the Exchange Date (as defined below), (a) Paragon will transfer its shares in PP Holding and a certain shareholder loan to PubCo in exchange for cash and a vendor loan agreement by and between Paragon PubCo and cunova, (b) cunova will redeem the preference share of cunova with the number 25,001 (the “cunova Preference Share”) in consideration for the transfer of the preference share of KME AssetCo GmbH (“KME AssetCo”) with the number 25,001 (the “KME AssetCo Preference Share”) by cunova to KME Special Products GmbH & Co. KG (“KME Special”), and (c) KME will cause (i) KME Germany GmbH (“KME Germany”), KME Mansfeld GmbH (“KME Mansfeld”) and KME America Inc. (“KME America” and, together with KME Germany and KME Mansfeld, the “Aerospace Business Sellers”) to transfer to cunova the KME Specialty Aerospace Business in exchange for a vendor loan debt instrument issued by cunova (the “Aerospace VLN”) and which the Aerospace Business Sellers will transfer to KME Special and KME Special, in turn, will contribute the Aerospace VLN to PubCo in exchange for PubCo Shares; and (ii) KME Special to transfer its shares in JV GmbH and a certain shareholder loan between KME Special and JV GmbH to PubCo in exchange for PubCo Shares and cash ((a)-(c) the “Exchange” and the date on which the Exchange occurs, the “Exchange Date”).

SEDA has agreed to provide its Public Shareholders with the opportunity to redeem SEDA Class A Shares in connection with the transactions contemplated by the Business Combination Agreement.

The terms and conditions of the Business Combination are contained in the Business Combination Agreement, copies of which is attached to this proxy statement/prospectus as Annex A. We encourage you to read the Business Combination Agreement carefully, as it is the legal document that governs the Business Combination. See the section entitled “The Business Combination Agreement” for more information.

Organizational Structure

The following diagram provides a simplified illustration of the organizational structure of SEDA pre-Business Combination:

The following diagram provides a simplified illustration of the organizational structure of cunova (formerly KME Special Products) following the investment by Paragon Partners GmbH:

KME
(Germany)
100%
100%
KME Germany
(Germany)
KME Aerospace Business(1)
KME Special Holding Gmbh
(Germany)
GP
LP
100%
KME Special
(Germany)
Paragon
(Germany)
Paragon PP Holding SHL:
EUR 33 million (nominal)
PP Holding
(Germany)
KME Special holds: 45% of ordinary Shares
KME holds:
KME JV GmbH SHL:
EUR 32 million (nominal)
PP Holding holds:
55% of ordinary shares
JV GmbH preference share
JV GmbH
(Germany)
KME Special holds:
Cunova Preference Share
100% of ordinary shares
cunova
(Germany)
KME Special holds:
100% of ordinary shares
cunova holds:
KME AssetCo Preference Share
KME AssetCo
(Germany)
Operating Subsidiaries
= indicates preference shares
= indicates ordinary shares
= indicates shareholder loan

(1)	KME Aerospace Business held by KME Mansfeld and KME America not depicted for simplicity.

The following diagram provides a simplified illustration of the organizational structure of PubCo post-Business Combination:

(1)	On the Exchange Date, Paragon will transfer its shares in PP Holding and the Paragon PP Holding SHL to PubCo in exchange for cash and the Paragon Vendor Loan by and between Paragon, PubCo and cunova, following which it will no longer be a direct or indirect shareholder of cunova.
(2)	Assumes a PIPE Investment in connection with the closing of the Business Combination.

Merger Consideration; Conversion of Shares

In connection with the Merger, (a) each outstanding SEDA Class B Share will be converted (unless otherwise agreed in writing) into 0.893 SEDA Class A Shares, (b) each outstanding SEDA Class A Share will be cancelled and will be automatically converted into 1.119375 PubCo Shares, (c) each outstanding warrant of SEDA will be adjusted to become the SEDA Adjusted Warrant that will entitle the holder to purchase one whole PubCo Share at a price of $11.50 per PubCo Share.

Related Agreements

Sponsor Support Agreement

On February 20, 2024, in connection with the execution of the Business Combination Agreement, SEDA entered into a sponsor support agreement (the “Sponsor Support Agreement”) with PubCo and Sponsor as a holder of private warrants of SEDA (“SEDA Private Warrants”) (purchased in a private placement contemporaneously with the initial public offering of SEDA) and a holder of SEDA Class B Shares. Pursuant to the Sponsor Support Agreement, upon the terms and subject to the conditions set forth therein, until the earlier of the Merger Effective Time and the date and time, if any, that the Business Combination Agreement is terminated, the Sponsor agreed to, among other things: (i) inter alia, vote any SEDA Shares that it owns in favour of the proposals regarding the Business Combination; (ii) not redeem or effect any sale or distribution of any SEDA Shares or SEDA Warrants that it owns; (iii) vote any SEDA Warrants that it owns in favour of the Requisite SEDA Warrantholder Approval; (iv) convert its 2,639,375 SEDA Class B Shares into 1,593,941 SEDA Class A Shares; and (v) at Closing, enter into a registration rights agreement based on the term sheet scheduled to the Business Combination Agreement. For additional information, see the section entitled “The Business Combination Agreement — Related Agreements — Sponsor Support Agreement,” and the Sponsor Support Agreement attached to this proxy statement/prospectus as Annex C. No consideration has been paid to Sponsor in exchange for its agreement to vote the Class B Shares it owns in favour of the Business Combination.

Anchor Support Agreements

On February 20, 2024, in connection with the execution of the Business Combination Agreement, SEDA entered into an anchor support agreement (the “Anchor Support Agreement”) with PubCo and each of Sustainable Investors Fund, LP (“Capricorn”) and Seaside Holdings (Nominee) Limited (“Seaside” and, together with Capricorn, the “A-Anchor Investors”) as holders of public warrants of SEDA (“SEDA Public Warrants” and, together with the SEDA Private Warrants, the “SEDA Warrants”) (purchased in the initial public offering of SEDA) and SEDA Private Warrants (purchased in a private placement contemporaneously with the initial public offering of SEDA) and holders of SEDA Class A Shares and SEDA Class B Shares. Pursuant to the Anchor Support Agreement, upon the terms and subject to the conditions set forth therein, until the earlier of the Merger Effective Time and the date and time, if any, that the Business Combination Agreement is terminated, each A-Anchor Investor agreed to, among other things: (i) vote any SEDA Shares that it owns in favour of the proposals regarding the Business Combination; (ii) not redeem or effect any sale or distribution of any SEDA Shares or SEDA Warrants that it owns; (iii) vote any SEDA Warrants that it owns in favour of the Requisite SEDA Warrantholder Approval; and (iv) at Closing, enter into a registration rights agreement based on the term sheet scheduled to the Business Combination Agreement. See the section entitled “The Business Combination Agreement — Related Agreements — Anchor Support Agreements” for more information.

New Registration Rights Agreement

In connection with the Business Combination, at the Closing, PubCo, Sponsor, each A-Anchor Investor and KME Special will enter into the New Registration Rights Agreement, pursuant to which PubCo will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain ordinary shares of PubCo and other equity securities of PubCo that are held by the parties thereto from time to time.

The New Registration Rights Agreement will terminate on the earlier of (a) the seven year anniversary of the date of the New Registration Rights Agreement and (b) with respect to any Holder (as defined therein), on the date that such Holder no longer holds any Registrable Securities (as defined therein). See the section entitled “The Business Combination Agreement — Related Agreements — New Registration Rights Agreement” for more information.

Aerospace Business Asset Purchase Agreement

The Business Combination contemplates that, at Closing, the Aerospace Business Sellers and cunova will enter into an asset purchase agreement (the “Aerospace Business Transfer Agreement”) pursuant to which, among other things: (i) the Aerospace Business Sellers will sell, and cunova will acquire, certain assets comprising the KME Aerospace Business, (ii) the Aerospace Business Sellers will give certain representations and warranties and agree to certain covenants in connection with the Aerospace Business Transfer, (iii) the purchase price payable for the KME Aerospace Business (determined at closing pursuant to an agreed formula) will be discharged in full by the issuance by cunova to the Aerospace Business Sellers of a vendor loan debt instrument, (iv) on the Closing Date, KME Germany and KME Mansfeld (as suppliers) and cunova (as buyer) will enter into a supply agreement pursuant to which KME Germany and KME Mansfeld will sell and cunova will purchase certain products made from copper and copper alloys relating to the KME Aerospace Business and manufactured by KME Germany and KME Mansfeld according to the requirements of cunova and the customers of the KME Aerospace Business. See the section entitled “The Business Combination Agreement — Related Agreements — Aerospace Business Asset Purchase Agreement” for more information.

Lock-Up Agreement

The Business Combination Agreement contemplates that, at Closing, PubCo, Sponsor, KME Special and certain directors and officers of PubCo will enter into a lock-up agreement pursuant to which among other things, the Sponsor, until one year after the Closing Date, and KME Special and certain directors and officers of PubCo, until one hundred eighty (180) days after the Closing Date, will agree to certain transfer restrictions in respect of their shares in PubCo subject to customary exemptions. See the section entitled “The Business Combination Agreement — Related Agreements — Lock-Up Agreement” for more information

Ownership of PubCo

As of the date of this proxy statement/prospectus, there are 18,176,744 SEDA Shares issued and outstanding, consisting of 13,177,933 SEDA Class A Shares and 4,998,811 SEDA Class B Shares. As of the date of this proxy statement/prospectus, there are an aggregate of 18,996,197 SEDA Warrants outstanding, which includes 8,998,574 SEDA Private Warrants and 9,997,623 SEDA Public Warrants. Each whole warrant entitles the holder thereof to purchase one SEDA Class A Share and, following the Merger, will entitle the holder thereof to purchase one whole PubCo Share.

It is anticipated that, following the Business Combination (assuming consummation of the transactions contemplated by the Business Combination Agreement), (i) Public Shareholders are expected to own approximately           % of the outstanding PubCo Shares; (ii) KME is expected to own approximately           % of the outstanding PubCo Shares; and (iii) the Sponsor is expected to own approximately           % of the outstanding PubCo Shares. These percentages assume (1) that no Public Shareholders exercise their redemption rights in connection with the Business Combination, (2) each SEDA Warrant is adjusted to become a warrant to purchase one whole PubCo Share in connection with the Merger, and (3) that PubCo issues           PubCo Shares to KME pursuant to the Business Combination Agreement. If the actual facts are different from these assumptions, the percentage ownership retained by current SEDA shareholders and shareholders in PubCo will be different.

The following table shows all possible sources and the extent of dilution for Public Shareholders who elect not to redeem their shares may experience in connection with the Business Combination and related transactions, assuming no redemption, intermediate levels of redemption and maximum redemption scenarios. In addition, the following table is further based on the assumptions set forth in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” Share ownership under each redemption scenario is only presented for illustrative purposes. SEDA cannot predict how many of its Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the Cash Redemption Amount and the number of SEDA Class A Shares redeemed in connection with the Business Combination may differ from the amounts presented below. As such, the ownership percentages of KME, Public Shareholders, Sponsor, holders of SEDA Public Warrants, and other shareholders may also differ from the presentation below if the actual redemptions are different from these assumptions.

	KME will not provide any Additional Funding
	Pro Forma Combined (Assuming No Additional Redemptions)		Pro Forma Combined (Assuming 25% Maximum Redemptions)		Pro Forma Combined (Assuming 50% Maximum Redemptions)		Pro Forma Combined (Assuming 75% Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Shareholders	Number of Shares	%	Number of Shares	%	Number of Shares	%	Number of Shares	%	Number of Shares	%
KME	23,364,920	36.0%	23,364,920	36.1%	23,364,920	36.1%	23,364,920	36.1%	23,364,920	36.1%
Public Shareholders(2)	14,751,051	22.8%	12,182,663	18.8%	9,614,276	14.8%	7,045,888	10.9%	4,477,501	6.9%
Sponsor(3)	3,791,310	5.8%	3,791,310	5.9%	3,791,310	5.9%	3,791,310	5.9%	3,791,310	5.9%
PIPE Investors*	2,838,855	4.4%	5,391,588	8.3%	7,944,322	12.3%	10,497,056	16.2%	13,049,789	20.2%
Other Shareholders	25,000	0.0%	25,000	0.0%	25,000	0.0%	25,000	0.0%	25,000	0.0%
SEDA Adjusted Warrants	1,050,000	1.6%	1,050,000	1.6%	1,050,000	1.6%	1,050,000	1.6%	1,050,000	1.6%
Holders of SEDA Private Warrants(4)	8,998,574	13.9%	8,998,574	13.9%	8,998,574	13.9%	8,998,574	13.9%	8,998,574	13.9%
Holders of SEDA Public Warrants(5)	9,997,623	15.4%	9,997,623	15.4%	9,997,623	15.4%	9,997,623	15.4%	9,997,623	15.4%
Total Shares Outstanding (incl. Warrants)	64,817,332	100.0%	64,801,678	100.0%	64,786,025	100.0%	64,770,371	100.0%	64,754,717	100.0%
Total Pro Forma Book Value in € thousand	343,051		343,051		343,051		343,051		343,051
Pro Forma Book Value per Share Outstanding in €	5.29		5.29		5.30		5.30		5.30

	KME provides $35 million Additional Funding
	Pro Forma Combined (Assuming No Additional Redemptions)		Pro Forma Combined (Assuming 25% Maximum Redemptions)		Pro Forma Combined (Assuming 50% Maximum Redemptions)		Pro Forma Combined (Assuming 75% Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
Shareholders	Number of Shares	%	Number of Shares	%	Number of Shares	%	Number of Shares	%	Number of Shares	%
KME	26,864,920	41.5%	26,864,920	41.5%	26,864,920	41.5%	26,864,920	41.5%	26,864,920	41.5%
Public Shareholders(2)	14,000,000	21.6%	11,683,763	18.0%	9,281,676	14.3%	6,879,588	10.6%	4,477,501	6.9%
Sponsor(3)	3,791,310	5.9%	3,791,310	5.9%	3,791,310	5.9%	3,791,310	5.9%	3,791,310	5.9%
PIPE Investors*	—	0.0%	2,387,447	3.7%	4,774,895	7.4%	7,162,342	11.1%	9,549,789	14.7%
Other Shareholders	25,000	0.0%	25,000	0.0%	25,000	0.0%	25,000	0.0%	25,000	0.0%
SEDA Adjusted Warrants	1,050,000	1.6%	1,050,000	1.6%	1,050,000	1.6%	1,050,000	1.6%	1,050,000	1.6%
Holders of SEDA Private Warrants(4)	8,998,574	13.9%	8,998,574	13.9%	8,998,574	13.9%	8,998,574	13.9%	8,998,574	13.9%
Holders of SEDA Public Warrants(5)	9,997,623	15.4%	9,997,623	15.4%	9,997,623	15.4%	9,997,623	15.4%	9,997,623	15.4%
Total Shares Outstanding (incl. Warrants)	64,727,427	100.0%	64,798,638	100.0%	64,783,997	100.0%	64,769,357	100.0%	64,754,717	100.0%
Total Pro Forma Book Value in € thousand	343,556		343,556		343,556		343,556		343,556
Pro Forma Book Value per Share Outstanding in €	5.31		5.30		5.30		5.30		5.31

(1)	Excludes PubCo Shares issuable in respect of any SEDA Public Warrants that may be held by Public Shareholders pursuant to the proposed terms of the Warrant Amendment, subject to change.
(2)	The Sponsor and its affiliates’ total potential ownership interest in PubCo, assuming the exercise and conversion of all securities following the Closing, including 4,998,811 SEDA Class B Shares held by the Sponsor and newly created PubCo Shares at consummation of the Transactions to settle Sponsor Funding Undertakings for providing the extension deposits, is estimated to comprise approximately 5.8% of outstanding PubCo Shares in a no redemption scenario, 5.9% of outstanding PubCo Shares in a 25% redemption scenario, 5.9% of outstanding PubCo Shares in a 50% redemption scenario, 5.9% of outstanding PubCo Shares in a 75% redemption scenario, and 5.9% of outstanding PubCo Shares in a maximum redemption scenario under the assumption that KME will not provide any Additional Funding. The ownership interest is estimated to comprise approximately 5.9% of outstanding PubCo Shares in a minimum redemption scenario, 5.9% of outstanding PubCo Shares in a 25% redemption scenario, 5.9% of outstanding PubCo Shares in a 50% redemption scenario, 5.9% of outstanding PubCo Shares in a 75% redemption scenario, and 5.9% of outstanding PubCo Shares in a maximum redemption scenario under the assumption that KME provides $35 million Additional Funding.
(3)	The Sponsor, Seaside and Capricorn Loans converted in Warrants as of March 31, 2024 balance sheet amount considering further withdrawal amount of $337,500 disclosed in note 10 subsequent events in SEDA’s interim financial statements for Q1 2024 filed with the SEC on Form 10-Q on May 20, 2024.
(4)	Such PubCo Shares issuable in respect of 8,998,574 SEDA Private Warrants.
(5)	Such PubCo Shares issuable in respect of 9,997,623 SEDA Public Warrants.

*	As of the date of this proxy statement/prospectus, no amounts have been committed under the PIPE Investment.
**	Pursuant to Section 1.4(b) of the Anchor Support Agreement in connection with the Business Combination, the two A-Anchor Investors, each holding 2 million Class A ordinary shares, have agreed not to redeem any Public Shares held by them. Under these circumstances, SEDA shareholders may exercise their redemption rights with respect to a maximum of 9,177,933 redeemable Class A ordinary shares, which is the total number of Class A ordinary shares subject to redemption except the shares held by the two A-Anchor Investors, upon consummation of the Transactions, at a redemption price of approximately €10.07 ($11.13) per share.

Recommendation of the SEDA Board of Directors

The SEDA Board has unanimously determined that the Business Combination, on the terms and conditions set forth in the Business Combination Agreement, is fair to, advisable and in the best interests of SEDA and SEDA shareholders and has directed that the Proposals set forth in this proxy statement/prospectus be submitted to the SEDA General Meeting on the date and at the time and place set forth in this proxy statement. The SEDA Board unanimously recommends that SEDA shareholders vote or give instruction to vote “FOR” the Business Combination Proposal,

“FOR” the Merger Proposal, “FOR” the Organizational Documents Proposals, and “FOR” the Adjournment. See the section entitled “The Business Combination Agreement — SEDA Board of Directors’ Reasons for the Approval of the Business Combination.”

The SEDA Board also believes that approval of each of the Warrant Amendment Proposal and the Warrant Holder Adjournment Proposal to be presented at the SEDA Warrant Holders Meeting is in the best interests of SEDA and the SEDA warrant holders and unanimously recommends that the SEDA warrant holders vote “FOR” the Warrant Amendment Proposal and “FOR” the Warrant Holders Adjournment Proposal, in each case, if presented to the SEDA Warrant Holders Meeting. See the section entitled “Warrant Holders Meeting of SEDA.”

The existence of financial and personal interests of certain members of the SEDA Board may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of SEDA and its shareholders and warrant holders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that SEDA shareholders and SEDA warrant holders vote for the Proposals and Warrant Holder Proposals. In considering the recommendations of the SEDA Board in favour of the above Proposals and Warrant Holder Proposals, it is important to keep in mind that, aside from their interests as SEDA shareholders, SEDA warrant holders, the Sponsor and certain SEDA directors and officers have interests in the Business Combination that are different from, or in addition to, other SEDA shareholders’ and SEDA warrant holders’ interests. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination.”

Redemption Rights

Pursuant to the SEDA Governing Documents, a Public Shareholder may request that SEDA redeem all or a portion of its Public Shares for cash in connection with the Business Combination. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)	(i) hold Public Shares or (ii) hold Public Shares through SEDA Units, and elect to separate your SEDA Units into the underlying Public Shares and SEDA Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

(b)	submit a written request to the SEDA Transfer Agent, that SEDA redeem all or a portion of your Public Shares for cash; and

(c)	tender or deliver your Public Shares (and share certificates (if any) and other redemption forms) to the SEDA Transfer Agent, electronically through DTC.

There will be no redemption rights or liquidating distributions with respect to SEDA Warrants, which will expire worthless if SEDA fails to consummate the Business Combination or another business combination within the Completion Window.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on          , 2024 (two business days before the SEDA General Meeting) in order for their shares to be redeemed.

Holders of SEDA Units must elect to separate such units into the underlying Public Shares and SEDA Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their SEDA Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate such units into the underlying Public Shares and SEDA Public Warrants, or if a holder holds SEDA Units registered in its own name, the holder must contact the SEDA Transfer Agent, directly and instruct them to do so. Public Shareholders may elect to redeem Public Shares regardless of if or how they vote in respect of the Business Combination Proposal.

If the Business Combination is not approved or does not proceed the Public Shares will be returned to the respective Public Shareholder, broker or bank. If the Business Combination is approved and proceeds and if the Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely tenders or delivers its shares (and share certificates (if any) and other redemption forms) to the SEDA Transfer Agent, SEDA will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account calculated as of two business days prior to the consummation of the Business Combination. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own

Public Shares. The redemption of Public Shares will take place immediately prior to the Business Combination when a redeeming Public Shareholder’s SEDA Class A Shares are cancelled in exchange for the right to receive the cash consideration described above. Such cash will be paid to redeeming Public Shareholders promptly after consummation of the Business Combination. See “Extraordinary General Meeting of SEDA” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

SEDA General Meeting of Shareholders

The SEDA General Meeting will be held at          , Eastern Time, on          , 2024, in person or by proxy at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, New York 10001, United States (or at such other time on such other date and at such other place to which the meeting may be postponed or adjourned) or virtually via live webcast at https://www.cstproxy.com/          . At the SEDA General Meeting, SEDA shareholders will be asked to vote on the Business Combination Proposal, the Merger Proposal, the Organizational Documents Proposals, and, if presented, the Adjournment Proposal.

Voting Power; Record Date

SEDA shareholders will be entitled to vote or direct votes to be cast at the SEDA General Meeting if they owned SEDA Shares at the close of business on the Record Date. SEDA shareholders are entitled to one vote for each SEDA Share owned at the close of business on the Record Date. If SEDA shareholders’ shares are held in “street name” or are in a margin or similar account, SEDA shareholders should contact their broker, bank or other nominee to ensure that votes related to the shares they beneficially own are properly counted. SEDA Warrants do not have voting rights for the SEDA General Meeting. As of the close of business on the Record Date, there were          SEDA Shares issued and outstanding, of which          were issued and outstanding Public Shares.

Purpose of the SEDA General Meeting

The Proposals presented at the SEDA General Meeting will require the following votes:

1.	The Business Combination Proposal: The Business Combination Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting.

2.	The Merger Proposal: The Merger Proposal may be approved by a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting.

3.	The Organizational Documents Proposals:

(i)	The Organizational Documents Proposal 3A: The Organizational Documents Proposal 3A may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting;

(ii)	The Organizational Documents Proposal 3B: The Organizational Documents Proposal 3B may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting;

(iii)	The Organizational Documents Proposal 3C: The Organizational Documents Proposal 3C may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting;

(iv)	The Organizational Documents Proposal 3D: The Organizational Documents Proposal 3D may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting;

(v)	The Organizational Documents Proposal 3E: The Organizational Documents Proposal 3E may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting;

(vi)	The Organizational Documents Proposal 3F: The Organizational Documents Proposal 3F may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting.

4.	The Adjournment Proposal: The Adjournment Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting.

Quorum and Vote of SEDA Shareholders

A quorum of SEDA shareholders is necessary to hold a valid meeting. A quorum will be present at the SEDA General Meeting if the holders of a majority of the issued and outstanding SEDA Shares entitled to vote at the SEDA General Meeting are represented in person (which would include presence at a virtual meeting) or by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SEDA General Meeting. As of the Record Date,          SEDA Shares would be required to achieve a quorum.

The Sponsor and A-Anchor Investors have agreed to vote their SEDA Shares in favour of the Proposals to be presented at the SEDA General Meeting, and the B-Anchor Investors have agreed to vote their SEDA Class B Shares in favour of the Proposals to be presented at the SEDA General Meeting. As of the date of this proxy statement/prospectus, the Sponsor and the Anchor Investors own approximately 27.5% of the issued and outstanding SEDA Shares. As of the date of this proxy statement/prospectus, SEDA’s directors and executive officers hold approximately 13.2% of the issued and outstanding SEDA Shares.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. SEDA has engaged          to assist in the solicitation of proxies.

If a SEDA shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the SEDA General Meeting. A SEDA shareholder may also change its vote by submitting a later-dated proxy as described in the section entitled “Extraordinary General Meeting of SEDA.”

SEDA Warrant Holders Meeting

The SEDA Warrant Holders Meeting will be held at          , Eastern Time, on          , 2024, in person or by proxy at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, New York 10001, United States (or at such other time on such other date and at such other place to which the meeting may be postponed or adjourned) or virtually via live webcast at https://www.cstproxy.com/         . At the SEDA Warrant Holders Meeting, SEDA warrant holders will be asked to vote on the Warrant Amendment Proposal and, if presented, the Warrant Holders Adjournment Proposal.

Voting Power; Record Date

SEDA warrant holders will be entitled to vote or direct votes to be cast at the SEDA Warrant Holders Meeting if they owned SEDA Warrants at the close of business on the Record Date. SEDA warrant holders are entitled to one vote for each SEDA Warrant owned at the close of business on the Record Date. If SEDA Warrants are held in “street name” or are in a margin or similar account, SEDA warrant holders should contact their broker, bank or other nominee to ensure that votes related to the warrants they beneficially own are properly counted. As of the close of business on the Record Date, there were          SEDA Warrants outstanding, of which          were SEDA Private Warrants and          were SEDA Public Warrants.

Purpose of the SEDA Warrant Holders Meeting

The Warrant Proposals presented at the SEDA Warrant Holders Meeting will require the following votes:

1.	The Warrant Amendment Proposal: The Warrant Amendment Proposal requires approval of affirmative vote of the holders of at least 65% of each of (i) the outstanding SEDA Public Warrants and (ii) the outstanding SEDA Private Warrants, each voting separately as a class.

2.	The Warrant Holders Adjournment Proposal: The Warrant Holders Adjournment Proposal requires approval of affirmative vote of at least 50% of the SEDA Warrants present in person, online or represented by proxy at the SEDA Warrant Holders Meeting, with such votes cast by SEDA warrant holders present or represented by proxy and entitled to vote at the SEDA Warrant Holders Meeting.

Quorum and Vote of SEDA Warrant Holders

A quorum of SEDA warrant holders is necessary to hold a valid meeting. A quorum will be present at the SEDA Warrant Holders Meeting if the holders of a majority of the outstanding SEDA Warrants entitled to vote at the SEDA Warrant Holders Meeting are represented in person (which would include presence at a virtual meeting) or by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SEDA Warrant Holders Meeting. As of the Record Date,          SEDA Warrants would be required to achieve a quorum.

The Sponsor and A-Anchor Investors have agreed to vote their SEDA Warrants in favour of each of the Warrant Proposals. As of the date hereof, (i) the Sponsor and the Anchor Investors beneficially owned and were entitled to vote 100% of the outstanding SEDA Private Warrants, and (ii) the A-Anchor Investors beneficially owned and were entitled to vote approximately 25% of the outstanding SEDA Public Warrants. The B-Anchor Investors may hold an undetermined amount of SEDA Public Warrants, and the Sponsor does not hold any SEDA Public Warrants.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. SEDA has engaged          to assist in the solicitation of proxies.

If a SEDA warrant holder grants a proxy, it may still vote its warrants in person if it revokes its proxy before the SEDA Warrant Holders Meeting. A SEDA warrant holder may also change its vote by submitting a later-dated proxy as described in the section entitled “Warrant Holders Meeting of SEDA.”

Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination

The Sponsor and SEDA’s directors and executive officers have collectively invested an aggregate of approximately $9.3 million in SEDA and could potentially lose this entire amount if an initial Business Combination is not consummated by July 2, 2024, and they may therefore be incentivized to complete a business combination with a less favorable target company or a business combination on terms less favorable to shareholders and warrant holders rather than to cause SEDA to liquidate. Certain of SEDA’s executive officers and certain non-employee directors, as well as the Sponsor and its affiliates, may have interests in the Business Combination that may be different from, or in addition to, the interests of SEDA shareholders and the SEDA warrant holders generally. As a result, the Sponsor may have a conflict of interest in determining whether the Target is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination. The SEDA Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Business Combination Agreement and in recommending that the Business Combination Agreement and the transactions contemplated thereby be approved by the shareholders of SEDA and the Warrant Amendment Proposal be approved by the SEDA warrant holders, as further discussed below.

These interests include, among other things:

(i)

Upon the closing of the Initial Public Offering and partial exercise of the over-allotment option, the Sponsor has invested an aggregate of $7,212,057, comprised of the $13,197 purchase price for its 2,639,375 SEDA Class B Shares and the $7,198,860 purchase price for its 7,198,860 SEDA Private Warrants. If the Business Combination or another business combination is not consummated within the

Completion Window, SEDA will cease all operations except for the purpose of winding up, redeeming the outstanding Public Shares for cash and, subject to the approval of its remaining SEDA shareholders and the SEDA Board, dissolving and liquidating. In such event, the 2,639,375 SEDA Class B Shares held by the Sponsor would be worthless because the Sponsor is not entitled to participate in any redemption or distribution with respect to such SEDA Class B Shares. Additionally, in such event, the 7,198,860 SEDA Private Warrants will also expire worthless. As of , 2024, the Record Date for the SEDA General Meeting, the PubCo Shares that the Sponsor will hold following the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of $ , based upon the closing price of $ per SEDA Class A Share on the NYSE on , 2024, the most recent closing price, and $ , based on an implied transaction price of $ per share. As of , 2024, the Record Date for the SEDA General Meeting, the SEDA Private Warrants had an aggregate market value of $ based upon the closing price of $ per Public Warrant on the NYSE on , 2024, the most recent closing price.

(ii)	In order to finance transaction costs in connection with a business combination, the Sponsor, members of the SEDA founding team or any of their affiliates may, but are not obligated to (other than pursuant to Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note), make certain working capital loans as may be required. On September 8, 2023, SEDA issued an unsecured promissory note to the Sponsor for an aggregate amount of up to $1,200,000 in working capital loans pursuant to the Sponsor Promissory Note. On September 29, 2023, SEDA issued an unsecured promissory note to Seaside for an aggregate amount of up to $150,000 in working capital loans pursuant to the Seaside Promissory Note. On October 10, 2023, SEDA issued an unsecured promissory note to Capricorn for up to $150,000 pursuant to the Capricorn Promissory Note. Each of, the Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note is non-interest bearing and is due and payable in full on the earlier of (i) the date on which SEDA consummates an initial Business Combination and (ii) the date that the winding up of SEDA is effective. The Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note may, at the discretion of the Sponsor, Seaside or Capricorn, respectively, be repayable in warrants to purchase ordinary shares of SEDA at a price of $1.00 per warrant, rounded up to the nearest whole number of warrants. In the event that the Business Combination does not close, SEDA may use proceeds held outside the Trust Account to repay the Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note, but no proceeds held in the Trust Account would be used for such repayment. The Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note will be repaid in cash upon consummation of the Business Combination. As of the date hereof, SEDA has borrowed $900,000 under the Sponsor Promissory Note, $112,500 under the Seaside Promissory Note and $150,000 under the Capricorn Promissory Note. If SEDA does not complete a business combination by the Completion Window, there may not be sufficient assets to repay the outstanding balance under the Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note and such promissory notes will be worthless.

(iii)

There will be no finder’s fees, reimbursements or cash payments made by SEDA to the Sponsor or SEDA’s officers or directors, or SEDA’s or any of their affiliates, for services rendered to SEDA prior to or in connection with the completion of the Business Combination, other than payment of the amount for office space, utilities, administrative and support services and repayments of any outstanding balance of the Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note, as described herein. SEDA’s directors and officers and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on SEDA’s behalf, such as identifying and investigating possible business targets and business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on SEDA’s behalf. However, if SEDA fails to consummate a business combination by the Completion Window, SEDA’s directors and officers will not have any claim against the Trust Account for reimbursement. Accordingly, SEDA may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within the Completion Window. As of the date hereof, approximately $34,652 was outstanding in out-of-pocket expense reimbursements. Additionally, under the: (i) Administrative Services Agreement, the Sponsor is entitled to $20,000 per month for office space, utilities, administrative and support services provided to SEDA’s management team, which commenced on October 28, 2021, and will continue through the earlier of consummation of a business combination or SEDA’s liquidation, and (ii) under the Investment Advisory Agreement (as amended pursuant to a side letter dated January 21, 2022), Sustainable Developmental Capital LLP (the “Advisor”) is entitled to $20,000 per month from Sponsor for certain advisory services, which commenced on February 16, 2021, and will continue through to the liquidation of the Sponsor, and 659,844 SEDA Class B Shares (subject to amendment in the Business Combination Agreement and/or Sponsor Support Agreement). SEDA incurred $0 and $240,000 in expenses in connection with such services during the year ended December 31, 2023, respectively. SEDA incurred $0 and $100,000 in expenses in connection with such services from January 1, 2024 to the date hereof, respectively. SEDA had $134,652 and $234,652 recorded in accrued related party expenses in connection with such services as of December 31, 2023 and as of the date hereof, respectively. Pursuant to a share letter dated October 17, 2023, as amended on May 10, 2024, entered into by and between SEDA and Harebell S.r.l. (“Harebell”), an Italian limited liability company with registered office in Milan, whose majority shareholder and sole director is Mr. Nicolò Dubini, Harebell will be paid a finder’s fee of 22,334 SEDA Class A Shares in connection with consummation of the Business Combination.

(iv)	SEDA’s existing directors and officers will be eligible for continued indemnification and continued coverage under SEDA’s directors’ and officers’ liability insurance following completion of the Business Combination pursuant to the Business Combination Agreement.

(v)	Given the differential in the purchase price that Sponsor paid for the SEDA Class B Shares and/or the SEDA Private Warrants as compared to the price of the Public Shares and SEDA Public Warrants, Sponsor can earn a positive return on its investment, even if the Public Shareholders have a negative return on their investment in PubCo.

(vi)	In event of the liquidation of the Trust Account, the Sponsor has agreed, under the Letter Agreement, dated October 28, 2021, among SEDA, the Sponsor and SEDA’s officers and directors, to indemnify and hold harmless SEDA against any and all losses, liabilities, claims, damages and expenses to which SEDA may become subject as a result of any claim by (i) any third party for services rendered or products sold to SEDA or (ii) a prospective target business with which SEDA has entered into an acquisition agreement; provided that such indemnification of SEDA by the Sponsor will apply only to the extent necessary to ensure that such claims by a third party for services rendered or products sold to SEDA or a target do not reduce the amount of funds in the Trust Account to below (i) $10.00 per share of SEDA Class A Shares or (ii) such lesser amount per SEDA Class A Share held in the Trust Account due to reductions in the value of the trust assets as of the date of the liquidation of the Trust Account, in each case, net of the amount of interest earned on the property in the Trust Account, which may be withdrawn to pay tax obligations, except as to any claims by a third party (including a target) who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under SEDA’s indemnity of the underwriters in SEDA’s Initial Public Offering against certain liabilities, including liabilities under the Securities Act. If SEDA consummates the Business Combination, on the other hand, Merger Sub will be liable for all such claims.

(vii)	Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to, among other things, vote in favour of the Business Combination Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

(viii)	Subject to certain limited exceptions, certain PubCo Shares will not be transferable following the Closing until the date that is 180 days after the Closing.

(ix)

Certain of SEDA’s officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present business combination opportunities to such entity. Accordingly, in the future, if any of SEDA’s officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honour his or her fiduciary or contractual obligations to present such opportunity to such entity. SEDA does not believe, however, that any fiduciary duties or contractual obligations of its officers or directors would materially undermine SEDA’s ability to complete a business combination. The Existing Articles provide that SEDA’s directors and officers renounce any interest or expectancy in, or in being offered, any corporate opportunity offered to any director or officer, but no director or officer of SEDA has any duty, except and to the extent expressly assumed by contract, to communicate or offer any such corporate opportunity to SEDA’s directors and officers and shall not be in breach of any fiduciary duty as a director or officer, solely by reason of fact that such party pursues or acquires such corporate opportunity for himself, herself or itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to SEDA. This waiver allows the Sponsor and its affiliates to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. However, SEDA does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target.

(x)	As of Closing, the PubCo Board will consist of seven natural persons, of which two members will be identified by SEDA and five members will be identified by KME. SEDA and KME will ensure that the composition of the post-Closing PubCo Board will satisfy the applicable requirements for: (i) PubCo to qualify as a “foreign private issuer” (as defined in the Securities Act), (ii) PubCo to be solely tax resident in the United Kingdom, (iii) maintaining a listing of PubCo’s securities on the NYSE, and (iv) the Takeover Code to not apply.

Given the interests described above, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the PubCo Shares trade below the price initially paid for the SEDA Units in the Initial Public Offering and the Public Shareholders and SEDA Public Warrant holders experience a negative rate of return following the completion of the Business Combination. As such, the Sponsor and its affiliates may have more of an economic incentive for SEDA to, rather than liquidate if it fails to complete an initial business combination by the end of the Completion Window, enter into an initial business combination on potentially less favourable terms with a potentially less favourable, riskier, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their SEDA Class B Shares.

The SEDA Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Business Combination Agreement and in recommending that the Business Combination and the Warrant Amendment Proposal be approved by SEDA shareholders and SEDA warrant holders, as applicable. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination.”

The SEDA Board concluded that the Business Combination Agreement, each of the Ancillary Documents and the transactions contemplated therein are in the best interests of SEDA and that it is advisable for SEDA to enter into the Business Combination Agreement, each of the Ancillary Documents, and to consummate the transactions contemplated therein. In view of the wide variety of factors considered by the SEDA Board in connection with its evaluation, negotiation and recommendation of the Business Combination and related transactions and the complexity of these matters, the SEDA Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Rather, the SEDA Board based its evaluation, negotiation and recommendation of the Business Combination and the Warrant Amendment on the totality of the information presented to and considered by it. The SEDA Board evaluated the reasons described above with the assistance of SEDA’s outside advisors. In considering the factors described above and any other factors, individual members of the SEDA Board may have viewed factors differently or given different weights to other or different factors.

After careful consideration, the SEDA Board unanimously (i) declared the advisability of the Business Combination and the other transactions contemplated by the Business Combination Agreement (ii) determined that the Business Combination and the other transactions contemplated by the Business Combination Agreement are in the best interests of SEDA shareholders, and (iii) approved the terms and provisions of the Business Combination Agreement and the transactions contemplated by it. The SEDA Board further unanimously (i) declared the advisability of the Warrant Amendment and the other transactions contemplated thereby and (ii) determined that the Warrant Amendment and the other transactions contemplated thereby are in the best interests of SEDA and SEDA warrant holders.

Interests of Others in the Business Combination

KME, KME’s affiliates and their respective managing directors and board members may have interests in the Business Combination that may be different from, or in addition to, the interests of SEDA shareholders and SEDA warrant holders generally. These interests include, among other things:

(i)	KME currently, though KME Special, indirectly owns 45% of JV GmbH, the controlling shareholder of cunova. Following Closing of the Business Combination, KME Special will receive PubCo Shares to be issued and allotted by PubCo to KME on the Exchange Date (depending on the PIPE Investment and Cash Redemption Amount). KME, KME Special and KME Special Holding GmbH, the general partner of KME Special, thus are expected to have control over PubCo, PP Holding, JV GmbH and cunova following Closing of the Business Combination. See “Risk Factors — Risks related to the Company’s Relationship with KME — Following consummation of the Business Combination, KME may have the ability to exert significant influence in matters requiring a shareholder vote and could delay, deter or prevent a change in control of the Company” and “Risk Factors — Risks Related to Being a Public Company — Upon the Closing of the Business Combination and based on the assumptions laid out in the unaudited pro forma condensed combined financial information appearing elsewhere in this proxy statement/prospectus, KME is expected to hold 52.2% of the equity interest and voting power in PubCo assuming (i) no redemption rights are exercised, (ii) KME is not required to provide the Additional Financing and (iii) no warrants are exercised (and 36.0%, if all warrants were exercised), and 52.3% of the equity interest and voting power in PubCo assuming (i) the maximum redemption rights are exercised, (ii) KME is not required to provide the Additional Financing and (iii) no warrants are exercised (and 36.1% if all warrants were exercised).” for further information on how KME may exert its influence.

(ii)

The Business Combination contemplates that, at Closing, the Aerospace Business Sellers and cunova will enter into the Aerospace Business Transfer Agreement pursuant to which among other things the Aerospace Business Sellers will sell, and cunova will acquire, the KME Aerospace Business, in exchange for the Aerospace VLN. The Aerospace VLN will have a nominal value of €          . See “The Business Combination Agreement — Related Agreements — Aerospace Business Asset Purchase Agreement” for further information on the Aerospace Business Transfer Agreement.

(iii)	KME and certain of its affiliates are a key supplier of the majority of the input materials to cunova and provide various services to cunova. Also, on the Closing Date, KME Germany, KME Mansfeld, as suppliers, and cunova, as buyer, will enter into the Aerospace Supply Agreement pursuant to which KME Germany and KME Mansfeld will sell and cunova will purchase certain products relating to the KME Aerospace Business. See “Risk Factors — Risks related to the Company’s Relationship with KME — The Company is dependent on KME and its affiliates for key aspects of the Company’s business” for further information on how cunova is dependent on KME. See also “The Business Combination Agreement — Related Agreements — Aerospace Business Asset Purchase Agreement” for further information on the Aerospace Supply Agreement.

(iv)	Certain board members of KME, including , will become directors of the PubCo Board. For additional information on the proposed composition of the PubCo Board, see “Management of PubCo Following the Business Combination.”

In addition to the interests of SEDA’s executive officers and certain non-employee directors, the Sponsor and its affiliates, as well as KME, in the Business Combination, you should be aware that SEDA’s advisor, Rothschild & Co, has a financial interest that may conflict with the interests of SEDA shareholders and SEDA warrant holders generally.

The SEDA Board did not receive or rely upon any financial analyses conducted or prepared by any of its advisors in making its determination that the Business Combination Agreement, and the transactions contemplated thereby, were advisable or were fair to, and in the best interests of, SEDA and its shareholders.

In September 2023, SEDA retained Rothschild & Co as SEDA’s capital markets advisor and financial advisor based primarily on Rothschild & Co’s extensive knowledge, strong market position and positive reputation in equity capital markets. Rothschild & Co is entitled to receive a fee of $7,000,000 for serving as SEDA’s capital markets advisor and financial advisor to assist with the Business Combination. Rothschild & Co was also engaged in September 2023 by SEDA to act as placement agent in connection with any potential PIPE Investment for which it is entitled to receive a percentage of the amount raised in a PIPE Investment as a fee for such services. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SEDA — Contractual Obligations — Vendor Agreements.”

Rothschild & Co is not entitled, formally or informally, to be retained or engaged in any future matter after the consummation of the Business Combination.

See “Proposal No. 1 — The Business Combination Proposal — Interests of Others in the Business Combination.”

Dissenters’ Rights

Holders of SEDA Shares have dissent rights in connection with the Business Combination under Cayman Islands law. Pursuant to Cayman Islands law, there will be no dissenters’ rights with respect to SEDA Warrants.

See “Extraordinary General Meeting of SEDA” and “Warrant Holders Meeting of SEDA”.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the Business Combination assuming no further redemptions. Where actual amounts are not known or knowable, the figures below represent the Target’s and SEDA’s good faith estimate of such amounts assuming a Closing as of June 10, 2024.

Sources
($ in thousands)
Cash in trust	$146,611
Cash from any financing(1)	$28,389
Existing net debt	$227,674
KME rollover equity(2)	$268,686
Paragon VLA(3)	$61,000
Total Sources	$732,360
Uses

Cash to Paragon	$135,000
KME tax coverage(4)	$20,000
Existing net debt rollover	$227,674
KME rollover equity(2)	$268,686
Transaction expenses(5)	$20,000
Paragon VLA(3)	$61,000
Total Uses	$732,360

(1)	KME has committed to fund up to US$35,000,000 if the aggregate cash in the Trust Account plus cash from any Financing is at least $140,000,000 but less than US$175,000,000.
(2)	Calculated based on estimated Trust Value at Closing (US$10.00/share) multiplied by KME pro forma ownership (26.9 million shares).
(3)	Paragon Vender Loan Agreement or similar instrument, the terms of which are to be finalized in connection with the Business Combination.
(4)	Tax coverage to be paid to KME, final amount to be determined based on diligence.
(5)	Illustrative transaction expenses.

The following table summarizes the sources and uses for funding the Business Combination assuming SEDA shareholders exercise their redemption rights and assuming maximum redemptions. Where actual amounts are not known or knowable, the figures below represent the Target’s and SEDA’s and good faith estimate of such amounts assuming a Closing as of June 10, 2024.

Sources
($ in thousands)
Cash in trust	$5,000
Cash from any financing(1)	$170,000
Existing net debt	$227,674
KME rollover equity(2)	$268,686
Paragon VLA(3)	$61,000
Total Sources	$732,360
Uses

Cash to Paragon	$135,000
KME tax coverage(4)	$20,000
Existing net debt rollover	$227,674
KME rollover equity(2)	$268,686
Transaction expenses(5)	$20,000
Paragon VLA(3)	$61,000
Total Uses	$732,360

(1)	KME has committed to fund up to US$35,000,000 if the aggregate cash in the Trust Account plus cash from any Financing is at least $140,000,000 but less than US$175,000,000.
(2)	Calculated based on estimated Trust Value at Closing (US$10.00/share) multiplied by KME pro forma ownership (26.9 million shares).
(3)	Paragon Vender Loan Agreement or similar instrument, the terms of which are to be finalized in connection with the Business Combination.
(4)	Tax coverage to be paid to KME, final amount to be determined based on diligence.
(5)	Illustrative transaction expenses.

Material Tax Considerations

Holders of SEDA Class A Shares and SEDA Public Warrants should read carefully the information included under the section entitled “Material Tax Considerations” for a detailed discussion of material U.S. federal, U.K., German and Cayman Islands tax consequences of the Business Combination, including the receipt of cash pursuant to the exercise of redemption rights, and the material U.S. federal and U.K. tax consequences of the ownership and disposition of PubCo Shares and SEDA Adjusted Warrants after the Business Combination. Holders of SEDA Class A Shares and SEDA Public Warrants are urged to consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Business Combination, and prospective holders of PubCo Shares and SEDA Adjusted Warrants are urged to consult their tax advisors to determine the tax consequences (including the application and effect of any state, local or other income and other tax laws) of any acquisition, holding, redemption and disposal of PubCo Shares or acquisition, holding, exercise or disposal of SEDA Adjusted Warrants.

Expected Accounting Treatment

The Business Combination is made up of the series of transactions within the Business Combination Agreement as described elsewhere within this proxy statement/prospectus. For accounting and financial reporting purposes, PubCo is considered as the legal and accounting acquirer, the Merger and related shares and warrants exchange will be accounted for based on International Accounting Standards Board (“IASB”) International Financial Reporting Standard (“IFRS”) 2, Share-based Payment (“IFRS 2”), and the Exchange will be accounted for based on IFRS 3, Business Combinations.

Regulatory Matters

Under the Business Combination Agreement, each of the parties thereto is required to use reasonable best efforts to obtain, file with or deliver to, as applicable, any consents of any governmental entities or other persons necessary, proper or advisable to consummate the transactions contemplated by the Business Combination Agreement and the agreements contemplated thereby. The consummation of the Business Combination will specifically require obtaining: (i) merger control clearances in Austria and Germany, (ii) foreign investment control clearances in Germany, Italy and the UK, (iii) approval of the Committee on Foreign Investment in the United States, and (iv) approval under the International Traffic in Arms Regulations. These approvals are a condition to the Closing of the Business Combination and each of the parties is in the process of obtaining such approvals as required.

Emerging Growth Company

SEDA is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in SEDA’s periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. SEDA has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, SEDA, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make it difficult or impossible to compare SEDA’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

SEDA will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (1) following the fifth anniversary of the closing of the Initial Public Offering, (2) in which SEDA has total annual gross revenue of at least $1.235 billion or (3) in which SEDA’s is deemed to be a large accelerated filer, which means the market value of SEDA’s common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter and (ii) the date on which SEDA has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” will have the meaning associated with it in the JOBS Act.

Conditions to Closing of the Business Combination

Conditions to Obligations of Parties

The respective obligations of each of SEDA, PubCo, Merger Sub, JV GmbH, PP Holding, cunova, KME, Creature Kingdom and Paragon to complete the Business Combination are conditioned upon the satisfaction or waiver of certain conditions, including, among others, as described in detail in the accompanying proxy statement/prospectus:

●	approval of the Business Combination and certain other items by the shareholders of SEDA;

●	approvals and consents from the necessary government agencies and regulators;

●	the absence of any legal restraint enjoining or prohibiting the Closing;

●	the registration statement to be filed on Form F-4 (the “Registration Statement”) by PubCo with the SEC in connection with the Business Combination having been declared effective by the SEC in accordance with the provisions of the Securities Act, no stop order having been issued by the SEC that remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order having been threatened or initiated by the SEC that remains pending;

●	approval for listing on the NYSE of the PubCo Shares and SEDA Adjusted Warrants having been obtained in connection with the Business Combination; and

●	the refinancing of certain debt incurred under the Existing Financing by JV GmbH for an amount equal to the amount outstanding under the Existing Financing (after deducting any applicable fees) having been completed or the obtaining of all necessary waivers, consents, amendments, confirmations and/or approvals for the continuation of the Existing Financing following Closing (the “Debt Refinancing”).

See the section entitled “The Business Combination Agreement — Conditions to Closing of the Business Combination” for more information.

Conditions to Obligations of SEDA

The obligation of SEDA to consummate the Business Combination is also subject to the satisfaction or waiver of certain conditions, including, among others:

●	accuracy of the representations and warranties of JV GmbH, KME and Paragon in all material respects (subject to customary bring-down standards);

●	performance of covenants by JV GmbH, PP Holding, Paragon and KME in all material respects as of or prior to the Closing;

●	absence of a material adverse effect on the KME Aerospace Business, PP Holding or JV GmbH and its subsidiaries, taken as a whole, since the date of the Business Combination Agreement;

●	delivery of certain documentation and certificates by JV GmbH, KME and Paragon and their respective officers to SEDA pursuant to the Business Combination Agreement dated the Closing Date; and

●	consummation of the transfer of the KME Aerospace Business to cunova pursuant to the Aerospace Business Transfer Agreement scheduled to the Business Combination Agreement.

See the section entitled “The Business Combination Agreement — Conditions to Closing of the Business Combination” for more information.

Conditions to Obligations of JV GmbH, PP Holding, Paragon and KME

JV GmbH’s, PP Holding’s, Paragon’s and KME’s obligation to consummate the Business Combination is also subject to the satisfaction or waiver of certain conditions, including, among others:

●	accuracy of the representations and warranties of SEDA, PubCo and Merger Sub (subject to customary bring-down standards);

●	performance of covenants by SEDA, SEDA Representative, PubCo and Merger Sub in all material respects, except with respect to the payment obligation by PubCo associated with the transfer of Paragon’s shares in PP Holding, which must have been complied with in all respects, as of or prior to the Closing;

●	absence of a material adverse effect on SEDA, since the date of the Business Combination Agreement;

●	PubCo and SEDA having an aggregate amount of cash from (i) any proceeds from any PIPE Investment (as defined below) and any other equity or debt financing (other than the Debt Refinancing) (each, a “Financing”) which are permitted to be paid out as cash consideration due at Closing, plus (ii) cash available in SEDA’s trust account as of the Closing after taking into account all shareholder redemptions (together with any Financing, the “Available Cash”), in an amount of at least $140,000,000; and

●	delivery by SEDA dated as of the Closing Date to JV GmbH, Paragon and KME of a certificate signed by an officer of SEDA, certifying that to the knowledge and belief of such officer, the conditions pertaining to SEDA have been fulfilled.

See the section entitled “The Business Combination Agreement — Conditions to Closing of the Business Combination” for more information.

No Solicitation

SEDA, JV GmbH and the Shareholders

Between the date of the Business Combination Agreement and the Closing Date, SEDA, JV GmbH and the Shareholders will each use reasonable best efforts to cause their respective representatives not to, (i) initiate any negotiations with any person with respect to certain alternative transactions, (ii) enter into an agreement with respect to any such alternative transactions or proposed transactions, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state or other applicable foreign jurisdiction, or (iv) otherwise knowingly facilitate any inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make a proposal with respect to any such alternative transaction, except, in each case, in relation to the Additional Funding and the Financing.

Governance

The Business Combination Agreement provides that, subject to the terms of the governing documents of PubCo, each of SEDA, PubCo, Merger Sub, JV GmbH, PP Holding, cunova, KME, Creature Kingdom and Paragon will take all necessary action so that, effective as of the Closing, PubCo’s board of directors (the “Post-Closing PubCo Board”) will consist of seven persons. Two members of the Post-Closing PubCo Board will be identified by SEDA and five members of the Post-Closing PubCo Board will be identified by KME. See the section entitled “The Business Combination Agreement — Governance” for more information.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties by JV GmbH, KME, Paragon, PubCo, Merger Sub and SEDA, certain of which are qualified by materiality and material adverse effect or Material Adverse Effect and may be further modified and limited by the disclosure schedules. The representations and warranties of the respective parties to the Business Combination Agreement will not survive the Closing. See the section entitled “The Business Combination Agreement — Representations and Warranties” for more information.

Covenants

The Business Combination Agreement includes customary covenants of the Parties with respect to business operations prior to consummation of the Business Combination and efforts to satisfy conditions to consummation of the Business Combination.

The Business Combination Agreement contains certain additional covenants of the Parties, including, among others, covenants providing that: (a) JV GmbH, PP Holding, PubCo, Merger Sub, Paragon, KME and SEDA to (i) use reasonable best efforts to obtain all material third-party consents and (ii) take such other actions as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of the Closing or otherwise to comply with the Business Combination Agreement and to consummate the Business Combination as soon as practicable; (b) each of the Parties to use reasonable best efforts to obtain necessary governmental and regulatory consents and approvals; (c) PubCo, Merger Sub, JV GmbH, SEDA and KME (with respect to the KME Aerospace Business) to use reasonable best efforts to cooperate with respect to the Registration Statement to be filed with the SEC and the related proxy statement to be sent to SEDA shareholders in connection with the Business Combination; (d) SEDA, JV GmbH, Paragon and KME not to initiate any negotiations or enter into any agreements for certain alternative transactions; (e) to the extent PubCo and SEDA enter into any subscription agreements (the “Subscription Agreements”) with third-party investors (the “PIPE Investors,” and any such investment, the “PIPE Investment”) prior to the Closing, PubCo and SEDA to use reasonable best efforts to satisfy the conditions of any PIPE Investors’ closing obligations contained in any such Subscription Agreements, and consummate the transactions contemplated thereby; (f) KME to provide the Additional Funding up to $35,000,000 if and to the extent Available Cash is less than $175,000,000, and KME can set off its cash consideration against such additional funding; (g) JV GmbH to use reasonable best efforts to procure the Debt Refinancing; (h) JV GmbH, PP Holding, cunova, Paragon and KME to provide such cooperation and information in connection with any Financing or the Debt Refinancing as may be reasonably requested; (i) Paragon and KME to use reasonable best efforts to implement the sale of existing cunova joint ventures in Russia and China prior to the Closing; (j) SEDA to use commercially reasonable efforts to ensure that Available Cash is not less than $175,000,000 as of the Closing; (k) SEDA to use its best efforts to ensure that Available Cash is not less than $140,000,000 as of the Closing; (l) KME and the Aerospace Business Sellers to take certain actions to prepare to transfer the KME Aerospace Business; and (m) SEDA and KME (as applicable) to agree prior to Closing and enter into certain documentation at Closing, such as (i) new articles of association of PubCo, (ii) amended and restated limited liability company agreement of Merger Sub; (iii) a merger plan with respect to the Merger, (iv) the New Registration Rights Agreement pursuant to which PubCo will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of PubCo and other equity securities of PubCo that are held by the parties thereto from time to time, and (v) a lock-up agreement pursuant to which SDCL EDGE Sponsor LLC (the “Sponsor”), until one year after the Closing Date, and KME Special and certain directors and officers of PubCo, until one hundred eighty (180) days after the Closing Date, will agree to certain transfer restrictions in respect of their shares in PubCo subject to customary exemptions. See the section entitled “The Business Combination Agreement — Covenants” for more information.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, without limitation, (a) by mutual written consent of SEDA, Paragon and KME; (b) by any of the Parties, if SEDA’s shareholder meeting to vote on the Business Combination Agreement has concluded (including any adjournment or postponement thereof) and the SEDA Shareholder Approval has not been obtained; (c) by SEDA, if (i) JV GmbH, Paragon or KME has breached any of its representations, warranties, agreements or covenants contained in the Business Combination Agreement and such failure or breach would render certain conditions precedent to the Closing incapable of being satisfied, subject to certain cure rights; (ii) an applicable governmental entity has taken a final and non-appealable action permanently enjoining or prohibiting the Business Combination; or (iii) the Committee on Foreign Investment in the United States (“CFIUS”) will recommend the transaction be prohibited; and (d) by Paragon and KME, if (i) SEDA, PubCo or Merger Sub has breached any of its representations, warranties, agreements or covenants contained in the Business Combination Agreement and such failure or breach would render certain conditions precedent to the Closing incapable of being satisfied, subject to certain cure rights, (ii) an applicable governmental entity has taken a final and non-appealable action permanently enjoining or prohibiting the Business Combination; or (iii) CFIUS will recommend the transaction be prohibited. See the section entitled “The Business Combination Agreement — Covenants” for more information.

PubCo NYSE Listing

The SEDA Class A Shares, SEDA Units and SEDA Public Warrants are listed on the NYSE under the symbols “SEDA,” “SEDA.U” and “SEDA.WS,” respectively. Following the Closing, PubCo Shares and SEDA Adjusted Warrants will be listed on the NYSE under the proposed symbols “CUNO” and “CUNO.WS,” respectively. SEDA Units will be delisted and deregistered following the Closing.

Summary Risk Factors

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the Proposals presented herein. In particular, you should consider the risk factors described in the section entitled “Risk Factors” in this proxy statement/prospectus. All references in this section to “Company” refers to PP Holding and its subsidiaries, including cunova which will acquire the KME Aerospace Business from KME upon the Closing of the Business Combination. Such risks include, but are not limited to:

●	Manufacturing difficulties at the Company’s operations or material disruption of its manufacturing process or supply chain could adversely affect the Company’s business.

●	The Company relies on third parties, including KME, to supply certain input materials and provide transportation services that are critical to the manufacture of its products.

●	The Company does not have long-term contractual arrangements with a majority of its customers, and the Company’s revenues and cash flows could be reduced if its customers switch their suppliers.

●	The market for the KME Aerospace Business is still emerging and the Company’s ability to grow the KME Aerospace Business following the Business Combination will depend on the successful development of launch vehicles, spacecraft and related technology by the Company’s key customers.

●	The integration of the KME Aerospace Business is subject to uncertainties and risks and the anticipated benefits from the integration may not be achieved.

●	The Company is subject to certain unique business risks as a result of supplying equipment and services to government contractors.

●	The Company has substantial debt, including an additional debt incurred in connection with the Business Combination, which may limit the Company’s ability to execute its business strategy, refinance existing debt or incur new debt.

●	The Company is dependent on KME and its affiliates for key aspects of the Company’s business, including that it will depend on the manufacturing of the aerospace products to be provided by KME

●	Following consummation of the Business Combination, KME may have the ability to exert significant influence in matters requiring a shareholder vote and could delay, deter or prevent a change in control of the Company.

●	The Company views its competitive advantage in respect of the Aerospace Business as being based primarily on proprietary information and know-how held by a very limited number of key personnel.

●	PubCo does not intend to pay dividends on PubCo Shares for the foreseeable future.

●	The only principal asset of PubCo following the Business Combination will be its interest in the Target and accordingly, PubCo will depend on distributions from the Target to pay its debts and other obligations.

●	PubCo will be an “emerging growth company.” The reduced public company reporting requirements applicable to emerging growth companies may make PubCo Shares less attractive to investors.

●	As a “foreign private issuer” under the rules and regulations of the SEC, PubCo is permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home-country corporate governance practices in lieu of certain NYSE or Nasdaq requirements applicable to U.S. issuers.

●	The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

●	SEDA’s ability to complete the Business Combination may be impacted if the Business Combination is subject to U.S. foreign investment regulations and review by a U.S. government entity, such as the CFIUS, and ultimately prohibited.

●	SEDA directors and officers and the Sponsor and its affiliates may have interests in the Business Combination different from the interests of Public Shareholders and SEDA Public Warrant holders.

●	SEDA has not obtained a third-party valuation or a fairness opinion from an independent investment banking firm or another independent firm, and consequently, you may have no assurance from an independent source that the terms of the Business Combination are fair to SEDA or the SEDA shareholders from a financial point of view.

●	The Sponsor and A-Anchor Investors agreed to vote their SEDA Shares in favour of each of the Proposals and Warrant Holder Proposals presented at the SEDA General Meetings, regardless of how Public Shareholders vote. B-Anchor Investors have agreed to vote their SEDA Class B Shares in favour of each of the Proposals presented at the SEDA General Meetings, regardless of how Public Shareholders vote.

●	SEDA identified a material weakness in its internal control over financial reporting which could, if not remediated, result in material misstatements in SEDA’s financial statements.

●	Management of SEDA has determined that the liquidity condition and date for mandatory liquidation and subsequent dissolution raises substantial doubt about its ability to continue as a “going concern.”

●	SEDA’s directors and officers will allocate their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to SEDA’s affairs. This conflict of interest could have a negative impact on SEDA’s ability to complete the Business Combination.

●	If third parties bring claims against SEDA, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by Public Shareholders may be less than $10.00 per share.

●	SEDA does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for SEDA to complete a business combination in relation to which a substantial majority of its shareholders have elected to redeem their shares.

●	Public Shareholders who redeem their SEDA Class A Shares may continue to hold any SEDA Public Warrants they own, which would result in additional dilution to non-redeeming holders upon exercise of the SEDA Public Warrants.

●	Following the consummation of the Business Combination, PubCo may be required to take write-downs or write-offs, or PubCo may be subject to restructuring, impairment or other charges that could have a significant negative effect on PubCo’s financial condition, results of operations and the price of PubCo’s securities, which could cause you to lose some or all of your investment.

●	The rights of PubCo shareholders may differ from the rights typically offered to shareholders of a U.S. corporation and the rights of shareholders in SEDA, and these differences may make PubCo Shares less attractive to investors.

●	If SEDA is not able to complete the Business Combination with Target by July 2, 2024 (or, if the Second Extension is approved, by August 2, 2024 with the option for the SEDA Board to implement up to three additional one-month extensions up to November 2, 2024), as such date may be further extended pursuant to the SEDA Governing Documents, SEDA would cease all operations except for the purpose of winding up, redeem 100% of the Public Shares and liquidate the Trust Account, in which case, based on the amount held in the Trust Account as of June 10, 2024, the Public Shareholders may only receive approximately $11.13 per share and the SEDA Warrants will expire worthless.

Information about SEDA

SEDA is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. SEDA was incorporated as a Cayman Islands exempted company on February 16, 2021. The SEDA Units, Public Shares and SEDA Public Warrants are currently listed on the NYSE under the symbols “SEDA.U,” “SEDA” and “SEDA.WS,” respectively. The mailing address of SEDA’s principal executive office is 60 East 42nd Street, Suite 1100, New York, NY 10165 and its telephone number is (212) 488-5509.

Information about cunova

cunova is a global manufacturer and supplier of high-end specialty copper alloy products and related services and solutions for a diverse array of industries, including melting & casting technologies, maritime applications and industrial applications. cunova was formerly known as KME Special Products & Solutions GmbH and was rebranded as of March 2, 2023. cunova is a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück, Germany, under the registration number HRB 216155. The registered office of cunova is located at Klosterstrasse 29, 49074 Osnabrück, Germany and the telephone number of cunova is +49 (0)541 321 0.

Information about KME Aerospace

KME Aerospace is currently part of the KME Group, which is one of the world’s largest manufacturers of copper and copper alloy products with a worldwide distribution network. The KME Aerospace Business is currently operated through subsidiaries of KME and supplies copper alloy components to the aerospace industry, such as components for rocket propulsion systems. At Closing, the Aerospace Business Sellers will transfer the KME Aerospace Business to Cunova. The mailing address of KME Aerospace is KME’s business address, Klosterstrasse 29, 49074 Osnabrück, Germany and uses KME’s telephone number is +41 541 321-0.

SUMMARY HISTORICAL FINANCIAL DATA FOR SEDA

SEDA is providing the following summary historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

The summary historical statements of operations data of SEDA for the periods ended March 31, 2024 and 2023 and the historical balance sheet data as of March 31, 2024 are derived from SEDA’s unaudited financial statements included elsewhere in this proxy statement/prospectus. The summary historical statements of operations data of SEDA for the years ended December 31, 2023 and 2022 and the historical balance sheet data as of December 31, 2023 are derived from SEDA’s audited financial statements included elsewhere in this proxy statement/prospectus.

The information is only a summary and should be read in conjunction with SEDA’s financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SEDA” contained elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of SEDA or PubCo.

Statement of Operations

	For the Three Months Ended March 31, 2024	For the Three Month Ended March 31, 2023	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Operating and formation costs	$5,180,397	$1,329,853	$8,010,627	$4,668,226
Loss from operations	(5,180,397)	(1,329,853)	(8,010,627)	(4,668,226)
Other (expense) income:
Expensed offering costs	—	—	—	—
Change in fair value of warrant liabilities	(2,279,543)	(569,886)	2,469,505	6,458,708
Change in fair value of convertible promissory notes	(24,200)	—	10,789	—
Change in fair value of derivative liability – promissory note – related party redemption feature	(2,247)	—	348	—
Gain on investments held in Trust Account	—	2,197,723	7,405,484	2,689,177
Interest income	1,855,017	—	1,993,443	—
Interest expense	(13,600)	—	(3,130)	—
Net (loss) income	$(5,644,970)	$297,984	$3,865,812	$4,822,634

Basic and diluted weighted average shares outstanding, Class A Ordinary Shares	13,177,933	19,995,246	18,837,236	19,995,246
Basic and diluted net income per share, Class A Ordinary Shares	$(0.31)	$0.01	$0.16	$0.19
Basic and diluted weighted average shares outstanding, Class B Ordinary Shares	4,998,811	4,998,811	4,998,811	4,998,811
Basic and diluted net income per share, Class B Ordinary Shares	$(0.31)	$0.01	$0.16	$0.19

Balance Sheet Data

	Three Months Ended March 31, 2024	Year Ended December 31, 2023
Total assets	144,798,111	142,528,555
Total liabilities	16,047,895	8,143,027
Total shareholders’ deficit	(15,824,300)	(7,584,007)
Total liabilities and shareholders’ deficit	144,798,111	142,528,555

SUMMARY HISTORICAL FINANCIAL AND
OTHER INFORMATION FOR CUNOVA CORE BUSINESS

Cunova Core Business is providing the following summary historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

The summary historical statements of operations data of cunova Core Business for the year ended December 31, 2023 and for the Successor 2022 Period and the Predecessor 2022 Period and the historical balance sheet data as of December 31, 2023 and 2022 are derived from cunova Core Business combined audited financial statements included elsewhere in this proxy statement/prospectus.

Cunova Core Business historical results are not necessarily indicative of the results that may be expected for any other period in the future. You should read the summary historical financial data set forth below together with cunova Core Business’s financial statements and the accompanying notes included elsewhere in this proxy statement/prospectus, the information in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cunova” and other financial information contained elsewhere in this proxy statement/prospectus.

Statement of Operations Data

	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
	€, in thousands
Revenue	416,227	396,447	34,108
Change in unfinished and finished products	7,836	87	(26)
Own work capitalized	329	194	3
Other operating income	2,130	2,139	106
Cost of material	(251,542)	(262,612)	(21,097)
Personnel expenses	(74,299)	(62,473)	(5,541)
Depreciation, amortization and impairments	(25,833)	(39,310)	(1,006)
Other operating expenses	(50,200)	(46,916)	(3,894)
Operating profit/(loss)	24,648	(12,444)	2,653
Share of profit or loss of equity method investments	77	36	—
Financial income	72	783	188
Financial expense	(32,737)	(21,400)	(488)
(Loss)/profit before tax	(7,940)	(33,025)	2,353
Income taxes	(4,198)	6,633	(751)
(Loss)/profit for the period	(12,138)	(26,392)	1,602

Balance Sheet Data

	As of December 31, 2023	As of December 31, 2022
	€, in thousands
Intangible assets, net and goodwill	206,218	214,910
Property, plant and equipment, net	87,079	86,731
Inventories	132,017	129,496
Net investment	21,707	34,996
Non-current financial liabilities	267,518	325,342
Current liabilities	146,896	141,965

Statement of Cash Flows Data

	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
	€, in thousands
Net cash generated from operating activities	49,141	9,108	16,455
Net cash used in investing activities	(13,971)	(13,126)	(14,000)
Net cash generated from/(used in) financing activities	(35,150)	(17,573)	22,354
Changes in cash and cash equivalents included in assets held for sale	—	(166)	—
Exchange rate related changes in cash and cash equivalents	(144)	475	132
Net change in cash and cash equivalents	(124)	(21,282)	24,941

Non-IFRS Financial Measures(1)

	Successor		Predecessor
	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
	€, in thousands
EBITDA	50,481	26,866	3,659
Adjusted EBITDA	56,067	51,979	3,614

(1)	See the definitions and reconciliations of non-IFRS financials measures to the applicable IFRS measures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of cunova — Key Performance Metric and Non-IFRS Financial Measures.”

Year ended December 31, 2023
EBIT	24,648
Adjusted EBIT	30,234
ROCE	8.8%

(1)	For detailed calculation please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of cunova — Key Performance Metric and Non-IFRS Financial Measures — ROCE.”

Key Performance Metric

	For the year ended December 31,
	2023	2022
	€, in thousands
FAV(1)	218,949	210,639

(1)	See the definitions and discussion of FAV in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of cunova — Key Performance Metric and Non-IFRS Financial Measures.”

SUMMARY HISTORICAL FINANCIAL DATA FOR KME AEROSPACE

KME Aerospace is providing the following summary historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

The summary historical statements of operations data of KME Aerospace for the year ended December 31, 2023 and the period from January 1, 2022 (inception) to December 31, 2022 and the historical balance sheet data as of December 31, 2023 and 2022 are derived from KME Aerospace’s audited carve-out financial statements included elsewhere in this proxy statement/prospectus.

KME Aerospace’s historical results are not necessarily indicative of the results that may be expected for any other period in the future. You should read the summary historical financial data set forth below together with KME Aerospace’s financial statements and the accompanying notes included elsewhere in this proxy statement/prospectus, the information in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of KME Aerospace” and other financial information contained elsewhere in this proxy statement/prospectus.

Statement of Operations Data

	Year ended December 31, 2023	Period from January 1, 2022 (inception) through December 31, 2022
	€, in thousands
Revenue	30,736	14,188
Cost of material	(7,084)	(4,146)
Personnel expenses	(305)	(596)
Other operating expenses	(7,906)	(4,542)
Operating profit	15,441	4,904
Interest expense	(37)	—
Profit before tax	15,404	4,904
Income taxes	(4,811)	(1,532)
Profit for the period	10,593	3,372

Balance Sheet Data

	As of December 31, 2023	As of December 31, 2022
	€, in thousands
Deferred tax assets	23	18
Owner’s net investment	(18,543)	(6,256)
Accumulated profits	13,966	3,372
Retirement benefit provisions	113	93
Current tax liabilities	4,811	1,532
Other current liabilities	997	1,226

Statement of Cash Flows Data

	For the year ended December 31, 2023	Period from January 1, 2022 (inception) through December 31, 2022
	€, in thousands
Net cash generated from operating activities	11,197	6,134
Net cash from/(used in) investing activities	—	—
Net cash generated from/(used in) financing activities	(11,197)	(6,134)
Net change in cash and cash equivalents	—	—

Non-IFRS Financial Measure(1)

	For the year ended December 31, 2023	Period from January 1, 2022 (inception) through December 31, 2022
	€, in thousands
EBITDA(1)	15,441	4,904

(1)	See the definition and reconciliation of EBITDA in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the KME Aerospace — Key Performance Metric and Non-IFRS Financial Measures.”

Key Performance Metric

	For the year ended December 31,
	2023	2022
	€, in thousands
FAV(1)	23,653	9,567

(1)	See the definition and discussion of FAV in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the KME Aerospace — Key Performance Metric and Non-IFRS Financial Measures.”

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information (the “Summary Pro Forma Information”) gives effect to the transactions contemplated by the Business Combination and related transactions. The Business Combination will be accounted for with PubCo as the legal and accounting acquirer, acquiring cunova Core Business with PP Holding as the parent entity and KME Aerospace Business according to International Financial Reporting Standards 3, Business Combinations (“IFRS 3”) and PubCo acquiring SEDA according to International Financial Reporting Standards 2, Share-Based Payments (“IFRS 2”). The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information appearing elsewhere in this proxy statement/prospectus and the accompanying notes to that pro forma financial information. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the audited financial statements and related notes of cunova Core Business, Aerospace Business and SEDA for the applicable periods included elsewhere in this proxy statement/prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what the post-Business Combination company’s financial position or results of operations would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of the post-Business Combination company following the Business Combination.

The summary unaudited pro forma condensed combined statement of financial position as of December 31, 2023 combines (i) the audited historical combined statement of financial position of cunova Core Business as of December 31, 2023, with (ii) the audited historical carve-out statement of financial position of Aerospace Business as of December 31, 2023, and with (iii) the audited historical balance sheet of SEDA as of December 31, 2023, and gives pro forma effect to the Business Combination as if it had been consummated as of that date. The summary unaudited pro forma condensed combined statement of comprehensive income for the year ended December 31, 2023 combines (i) the audited historical combined statement of comprehensive income of cunova Core Business for the year ended December 31, 2023, with (ii) the audited historical carve-out statement of comprehensive income of Aerospace Business for the year ended December 31, 2023, and with (iii) the audited historical statement of operations of SEDA for the year ended December 31, 2023, and gives pro forma effect to the Business Combination as if it had occurred as of January 1, 2023.

Further, the audited financial statements of SEDA are presented in U.S. Dollars and for purposes of the Summary Pro Forma Information, have been converted to Euros by using an $/€ exchange rate of 0.9050 for the statement of financial position, and an $/€ exchange rate of 0.9248 for the statement of profit or loss.

The audited financial statements of cunova Core Business and Aerospace Business were prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”). The audited financial statements of SEDA were prepared in accordance with U.S. GAAP. Following the Transactions, PubCo will qualify as a foreign private issuer under the Exchange Act and will prepare its financial statements in accordance with IFRS. Accordingly, the unaudited pro forma condensed combined financial information has been prepared in accordance with IFRS.

The unaudited pro forma condensed combined financial information has been prepared with four alternative scenarios assuming that SEDA will use commercially reasonable efforts to ensure that the available cash, including the aggregate amount of cash available in the Trust Account as of Closing after taking into account all public shareholder redemptions, plus any proceeds from any Financing* at Closing is $175 million and KME is not required to and will not provide any Additional Funding and assuming that SEDA cannot ensure that the available cash, including the aggregate amount of cash available in the Trust Account as of Closing after taking into account all public shareholder redemptions, plus any

*	As of the date of this proxy statement/prospectus, no amounts have been committed under any Financing. The assumption is solely for illustrating the share ownership purposes and is meant to reflect the parties’ intentions to work to obtain any Financing in the amount presented in the unaudited pro forma condensed combined financial information prior to Closing.

proceeds from any Financing* at Closing is $175 million and KME will provide the maximum amount of Additional Funding of $35 million, with two alternative scenarios of redemptions of SEDA’s Class A Shares by their holders under each of the aforementioned assumptions of KME Funding level:

Scenarios 1 and 2 are with the assumption that KME will not provide any Additional Funding:

●	Scenario 1 — Assuming No Additional Redemptions: This scenario assumes that, other than the redemptions that occurred in connection with the Extension, no additional SEDA Class A Shares are redeemed subsequent to December 31, 2023 or otherwise in connection with the Business Combination; and

●	Scenario 2 — Assuming Maximum Redemptions: This scenario assumes that a maximum redemption of 9,177,933 Class A ordinary shares permitted under the Business Combination Agreement is exercised with redemption payments of approximately €92 million (9,177,933 Class A Shares at €10.07 per share, based on a USD/EUR exchange rate of 0.9050 as of December 31, 2023), provided that SEDA shall not redeem SEDA Class A Shares in an amount that would cause SEDA’s net tangible assets to be less than $5,000,001 following such redemptions. The two A-Anchor Investors, each holding 2 million SEDA Class A Shares, agreed not to redeem their respective SEDA Class A shares, pursuant to the terms of the Anchor Support Agreement each A-Anchor Investor executed in connection with the execution of the Business Combination Agreement.

Scenarios 3 and 4 are with the assumption that KME will provide the maximum amount of Additional Funding of $35 million:

●	Scenario 3 — Assuming Minimal Additional Redemptions: This scenario assumes that minimal holders of SEDA Class A Shares exercise their redemption rights upon consummation of the Transactions, to the extent that SEDA will still retain $140 million in the Trust Account after the consideration of all redemptions to meet the minimum Available Cash requirement of $140 million; and

●	Scenario 4 — Assuming Maximum Redemptions: This scenario assumes that a maximum redemption of 9,177,933 Class A ordinary shares permitted under the Business Combination Agreement is exercised with redemption payments of approximately €92 million (9,177,933 Class A Shares at €10.07 per share, based on a USD/EUR exchange rate of 0.9050 as of December 31, 2023), provided that SEDA shall not redeem SEDA Class A Shares in an amount that would cause SEDA’s net tangible assets to be less than $5,000,001 following such redemptions. The two A-Anchor Investors, each holding 2 million SEDA Class A Shares, agreed not to redeem their respective SEDA Class A shares, pursuant to the terms of the Anchor Support Agreement each A-Anchor Investor executed in connection with the execution of the Business Combination Agreement.

	KME is not required to provide any Additional Funding		KME provides $35m Additional Funding
Euros in thousands, except of share and per share data	Scenario 1 Assuming No Additional Redemptions	Scenario 2 Assuming Maximum Redemption	Scenario 3 Assuming Minimal Additional Redemptions to meet the $140m minimal	Scenario 4 Assuming Maximum Redemptions into Cash
Selected Unaudited Pro Forma Condensed Combined Statement of Profit or Loss – Year Ended December 31, 2023
Revenue	446,963	446,963	446,963	446,963
Loss for the period	(104,521)	(99,236)	(105,606)	(101,453)
Earnings per share	(2.33)	(2.22)	(2.36)	(2.27)
Weighted average shares outstanding – basic and diluted	44,771,135	44,708,520	44,681,230	44,708,520

Selected Unaudited Pro Forma Condensed Combined Statement of Financial Position – as of December 31, 2023
Total current assets	222,447	222,447	223,313	223,313
Total assets	861,597	861,597	862,102	862,102
Total current liabilities	163,342	163,342	163,342	163,342
Total liabilities	516,981	516,981	516,981	516,981
Total equity attributable to owners of the company	343,051	343,051	343,556	343,556

MARKET PRICE AND DIVIDEND INFORMATION

SEDA

SEDA Units, SEDA Class A Shares and SEDA Public Warrants are listed on the NYSE under the symbols “SEDA.U,” “SEDA” and “SEDA.WS,” respectively.

The closing price of the SEDA Units, SEDA Class A Shares and SEDA Public Warrants on February 16, 2024, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.82, $10.95 and $0.0717, respectively. As of the Record Date, the closing price of SEDA Units, SEDA Class A Shares and SEDA Public Warrants was $          , $          and $          , respectively.

Holders of SEDA Units, SEDA Class A Shares and SEDA Public Warrants should obtain current market quotations for their securities. The market price of SEDA’s securities could vary at any time before the Business Combination.

Holders

As of the date of this proxy statement/prospectus, there was approximately one holder of record of SEDA Units, approximately one holder of record of SEDA Class A Shares, approximately 16 holders of record of SEDA Class B Shares, approximately one holder of record of SEDA Public Warrants, and approximately three holders of record of SEDA Private Warrants. See the section entitled “Security Ownership of Certain Beneficial Owners and Management of SEDA and PubCo” for additional information.

Dividend Policy

SEDA has not paid any cash dividends on its Public Shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of the PubCo subsequent to the completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the PubCo Board. The SEDA Board is not currently contemplating and does not anticipate declaring dividends nor is it currently expected that the PubCo Board will declare any dividends in the foreseeable future. Further, the ability of PubCo to declare dividends may be limited by the terms of financing or other agreements entered into by PubCo or its subsidiaries from time to time.

Price Range of the Target’s Securities

Historical market price information regarding the Target is not provided because there is no public market for the Target’s securities. For information regarding Target’s liquidity and capital resources, see the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of cunova — Liquidity and Capital Resources” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of KME Aerospace — Liquidity and Capital Resources.”

RISK FACTORS

In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the heading “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the Proposals presented in this proxy statement/prospectus. Certain of the following risk factors apply to the business and operations of the Company and will also apply to the business and operations of PubCo following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, cash flows, financial condition and results of operations of PubCo following the Business Combination. All references in this section to “Company” refers to PP Holding and its subsidiaries, including cunova which will acquire the KME Aerospace Business from KME upon the Closing of the Business Combination. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by PubCo, SEDA and the Company which later may prove to be incorrect or incomplete. PubCo, SEDA and the Company may face additional risks and uncertainties that are not presently known to such entity, or that are currently deemed immaterial, which may also impair their business or financial condition.

Risks Related to the Company’s Business and Operations

Manufacturing difficulties at the Company’s operations or material disruption of its manufacturing process or supply chain could adversely affect the Company’s business.

The manufacture of many of the Company’s products is a complex process and depends on critical equipment for which there may be only limited or no production alternatives. Manufacturing problems arising from equipment failure, defects or malfunction could result in prolonged period of reduced production, significant repair or replacements costs and have an adverse impact on the Company’s ability to fulfil orders or meet product quality or performance requirements, which may also result in negative publicity and damage to the Company’s reputation, adversely impacting product demand and customer relationships. Currently, the Company has production sites in Germany, Italy and United States. If the Company’s operations on its production sites were to be disrupted, including because of natural or man-made disasters such as earthquakes and adverse weather conditions, fires and explosions, accidents, civil unrest, strikes, transportation interruptions, power outages or sabotage, resuming production could require the Company to incur significant repair or replacement costs and be time-consuming, and would likely increase the Company’s costs and reduce sales and earnings for the affected period.

Interruptions in production capability could increase the Company’s costs and reduce its sales and earnings for the affected period, including causing the Company to make substantial capital expenditures, or purchase alternative material at higher costs to fulfil customer orders. Additionally, delivery delays due to production interruptions could, under certain circumstances, subject the Company to liability from customer claims that such delay resulted in losses to the customer. Furthermore, product manufacturing or performance issues could result in recalls, customer penalties, contract cancellation and product liability exposure that may harm the Company’s reputation and have a material adverse effect on its business, financial condition or results of operations. To the extent that the Company is unable to compensate for lost production as a result of such disruptions with production from unaffected facilities and/or existing inventory, its business, financial condition, results of operations and/or cash flows could be adversely affected.

The Company has a complex network of suppliers, distribution networks and information systems that support its ability to consistently provide the Company’s products to its customers. Any disruptions in the supply chain may require additional resources to restore the Company’s supply chain or distribution network. If the Company cannot respond to disruptions in its operations, whether by finding alternative suppliers or replacing capacity at key manufacturing or distribution locations, the Company may be late in delivering or be unable to deliver products to its customers. If that occurs, the Company’s customers’ confidence in the Company and long-term demand for the Company’s products could decline and the Company may face compensation claims as a result of late delivery. Any of these events could materially and adversely affect the Company’s customer relationships, product sales, financial condition and operating results.

The Company relies on third parties, including KME, to supply certain input materials and provide transportation services that are critical to the manufacture of its products.

The Company purchases its input materials and components from a number of local and international suppliers. In particular, the Company depends on KME as a key supplier for certain critical input materials, with the greater majority of the input materials used by the Company in its production being supplied by KME. See “The Company is dependent on KME and its affiliates for key aspects of the Company’s business.” Any disruptions in the supply of input materials from the third-party suppliers could adversely affect the Company’s business, results of operations or financial condition. The Company’s ability to offer its products and services to the customers depends on the performance by these suppliers of their respective obligations. Should any of the Company’s suppliers not deliver services to the Company in the agreed quality, at the required time and in the required quantity, this could have a negative impact on the services that the Company provides to its customers and could negatively impact the Company’s revenues and customer satisfaction levels. Although the Company has long-standing relationships with its suppliers that have withstood the test of time, including in times of economic crises, depreciation of the relationships with the Company’s suppliers could have a material adverse effect on its business.

In addition, the availability of certain raw material components of the input materials used by Company in its production, as well as other supplies, is subject to factors that are beyond the Company’s control or the control of its suppliers. The availability of the raw materials may be influenced by actions of businesses or governments, including as a result of changes in geopolitical conditions or regulatory requirements, labor relations between the producers and their work forces, and unstable governments in exporting nations. For example, the Company relies on input materials containing beryllium, which is considered to be a strategic and critical material by the U.S. Department of Defense because it is used in products vital to national security and, accordingly, is subject to more stringent government regulations in relation to its supply. Any of the foregoing supply chain disruptions or those due to trade barriers, business continuity, quality, cyber-attacks, transportation, delivery or logistics challenges, weather, natural or man-made disasters or pandemic events could adversely affect the Company’s business, results of operations or financial condition.

Supply constraints could impact the Company’s production or force the Company to purchase materials and other supplies from alternative sources, which may not be available in sufficient quantities or at prices that are favourable to the Company. At times, the Company’s suppliers experience constraints on their ability to supply the Company with its full requirements due to lack of capacity, labor shortages and/or material availability. If such constraints escalate, Company’s business could be materially adversely affected. If the Company is unable to obtain adequate and timely deliveries of required input materials, it may be unable to manufacture sufficient quantities of the Company’s products in a timely manner, which could cause the Company to lose customers, incur additional costs, delay new product introductions or suffer harm to its reputation. Any adverse changes to the Company’s relationships with third-party suppliers could have a material adverse effect on its brand and reputation, as well as on the Company’s business, financial condition and results of operations.

The Company relies on multiple models of transportation to obtain the input materials used in its production and to deliver the Company’s products to customers, depending on the geographic region and product or input. These input materials and products may be transported over long distances between the production sites of the Company’s suppliers, the Company’s manufacturing facilities and its customers. Any severe delay, interruption or other disruption in such transportation, any material damage to input materials utilized by the Company’s or to the Company’s products while being transported, or a sharp rise in transportation prices, could have a material adverse effect on the Company’s business, results of operations, financial condition and productivity levels. For example, climate-related incidents, as well as geopolitical conflicts, such as disruption of shipping lanes due to ocean carriers avoiding the Persian Gulf due primarily to concerns that Houthi forces, based in Yemen, may attack freighters, have in the recent past resulted in the rerouting of global shipping lanes, resulting in a general increase in transportation costs.

The Company does not have long-term contractual arrangements with a majority of its customers, and the Company’s revenues and cash flows could be reduced if its customers switch their suppliers.

Although the Company has long-term relationships with most of its customers with less than 5% customer churn based on management records, most of the Company’s customer supply agreements are under terms that permit the Company’s customers to reduce or cease their use of its products at any time without penalty or termination charges. Many of the Company’s customers purchase products and services from the Company on a purchase order basis and may choose not to continue to purchase the Company’s products and services. Customers may terminate or reduce their use of the Company’s products for any reasons, including if they are not satisfied with its products, the value proposition of the Company’s products or its ability to meet their needs and expectations. The Company supplies various copper alloy products, most of its Melting and Casting Technologies products are complex, customized products developed and produced to match its customers’ individual specifications. The Company’s results of operations depend on its customers’ confidence that it can continue to provide reliable, high-quality products that meet their specifications. As a result, the failure of the Company’s products to meet its customers’ demands and specifications could impair its relationships with its customers. If a significant number of customers cease using or reduce their usage of the Company’s products, it could have a material and adverse impact on the Company’s sales volume, or force it to reduce its prices in order to remain competitive, which could have a material and adverse effect on the Company’s business, financial condition, results of operations and/or cash flows. In addition, in the event customers reduce their usage of the Company’s products, the Company may be required to spend significantly more on sales and marketing than the Company currently plans to spend in order to maintain or increase revenue from customers. Such additional sales and marketing expenditures could adversely affect the Company’s business, results of operations and financial condition.

The Company’s operating results depend in part on continued successful research, development and marketing of new and/or improved products and services.

If the Company fails to develop or enhance its products to satisfy its customers’ demands for bespoke products and services and/or evolving industry demands, or to offer products that are superior in their performance compared with those of its competitors, the Company’s business, operating results, financial condition and prospects may be harmed significantly. The Company’s businesses are affected, to varying degrees, by technological change and corresponding shifts in customer demand, which could result in unpredictable product transitions or shortened life cycles, especially as it relates to market and technological changes. In addition, the Company’s success depends on its ability to produce high-quality products that meet customer’s specifications. To achieve market acceptance for its products, the Company must meet its customers’ stringent product specifications and effectively and timely anticipate and adapt to changing product and service demands by its customers.

The Company may experience design, engineering and other difficulties or delays in the research, development, production, marketing or launch of new products and services that could prevent the Company from recouping or realizing a return on the investments required to bring new products and services to market. In addition, the introduction of new products to the market may require additional marketing and sales resources, as customers generally are hesitant to adopt new technologies that they are not yet familiar with. The Company’s failure to successfully develop and offer products or services that satisfy customer requirements may significantly weaken demand for its products and services, which would likely cause a decrease in the Company’s sales and materially adversely affect its operating results. In addition, certain of the Company’s products, such as products that will be supplied to its customers by its Aerospace Business segment following the Business Combination, cannot be tested and proven in all situations and may therefore be subject to hidden and unforeseen risks that, if they materialize, can adversely affect the Company’s reputation and demand for its products.

The Company may also not have sufficient capital to invest in technologies required to develop or produce new products or to make certain capital improvements, and may, from time to time, incur cost over-runs and difficulties adapting and fully integrating these technologies or capital improvements into its existing operations.

In addition, if the Company’s competitors or other market players introduce products and/or services based on new or alternative technologies, new compositions of alloys or chemical formulas, the Company’s existing and future products and/or services could become less competitive or even obsolete, which would weaken demand for its products or services. In particular, if new alloys are developed and introduced by competitors, it may make the products manufactured using those alternative alloys more attractive from pricing, quality or other perspectives and, therefore, adversely affect demand for the Company’s products. In addition, competitors of the Company have been experimenting with new technologies designed to allow consumed and broken molds to be repaired and reused, prolonging their lifetimes. If such technologies were to be developed to the point of economic viability, it could substantially lengthen the lifetime of the Company’s molds and, therefore, their required replacement cycle, in turn leading to lower customer orders. Introduction of new or alternative technologies, new compositions of alloys or chemical formulas, may result in decrease of the Company’s sales, and could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company faces competition for its products and services, which may cause decreased demand, decreased market share and/or reduced prices.

The Company operates in a competitive market and its competitors include a variety of international and local companies. Competition is based principally on price, inventory availability, timely delivery, customer service, quality and processing capabilities.

While the Company believes that the industries it operates in have high barriers to entry as they require specified designs, know-how, customer comfort, on-site technical consultants or a comprehensive patent portfolio covering niche industries, new entrants in the Company’s markets, new product offerings, new and/or emerging technologies in the marketplace or new facilities may compete with or replace the Company’s products and services. In particular, in certain markets the Company faces intense pricing competition with products offered by the competitors having similar performance, but at lower prices. In addition, some competitors may have greater financial resources that may allow them to adapt more quickly to changes in customer requirements and also initiate and sustain aggressive price competition, or may otherwise benefit their business. The willingness of customers to accept alternate solutions for the products and services sold by the Company, pricing pressure from competitors, and technological advancements or other developments by or affecting the Company’s competitors or customers could adversely affect the Company’s business, financial condition or results of operations. The Company’s competitive position and future performance depends, in part, on the Company’s ability to develop and innovate products, deploy technology initiatives and implement advanced manufacturing technologies. While the Company intends to continue to develop innovative new products and services, it may not be able to successfully differentiate its products or services from those of its competitors or achieve and maintain technological advantages.

In addition, consolidation within the Company’s customer base may result in a centralization of procurement by those customers, which could result in their ability to exert leverage in negotiating prices and other terms of sale, or may lead to reduced demand for the Company’s products if a combined entity favours buying from a competitor with which it had prior relationships instead of the Company. The result of these circumstances could have a material adverse effect on the Company’s business, operating results and financial condition.

The global nature of the Company’s business also exposes it to the risks of increased trade protectionism, especially in China, India and other countries in the Asia region. The governments of these countries have implemented various policies aimed at increasing domestic consumption and supporting local producers. Increasing trade protectionism could hinder the Company’s ability to execute its business strategies and put it at a competitive disadvantage relative to domestic manufacturers, as well as increase the risks associated with importing goods to such markets.

To compete for customer sales, the Company may lower prices or offer additional services resulting in higher costs for the Company and thus reducing its profitability and cash flows. Declining prices and/or demand levels may escalate competitive pressures, with companies in the industry selling at substantially reduced prices, and sometimes at a loss. Any increased and/or sustained competitive pressure could cause the Company’s share of industry sales to decline along with its profitability and cash flows.

Disruptions to, limitations on or increases in prices for energy resources may have an adverse effect on the Company’s ability to maintain its operations or its financial results.

The prices for, and the availability of, electricity, natural gas and other energy resources the Company uses in the manufacture of its products are subject to volatile market conditions. These market conditions are often affected by political, economic, regulatory and climate-related factors beyond the Company’s control. Factors that may affect the energy costs include significant increases in fuel, oil or natural gas prices, unavailability of electrical power or other energy sources due to droughts, storms, hurricanes, or other extreme weather events or natural or man-made causes or due to shortages resulting from insufficient supplies to serve customers or interruptions in energy supplies due to equipment failure, international conflict or other causes. These factors can affect the price of energy supply to the Company’s plants, as well as costs of production of its suppliers that they can pass on to the Company. To the extent that these factors cause suppliers and customers to adjust their prices, increased energy prices may have a material adverse effect on the Company’s business, financial condition, results of operations and/or cash flows. See “Management’s Discussion and Analysis of Financial Condition And Results of Operations of cunova — Significant Factors Affecting our Results of Operations — Cost Related factors — Production cost and cost of energy.”

The Company’s operations consume substantial amounts of electricity and natural gas, and any disruptions or lack of availability in the supply of energy resources could temporarily impair the Company’s ability to manufacture products for its customers. In addition, termination or non-renewal of any of the Company’s energy contracts could have a material adverse effect on its future earnings and may prevent the Company from effectively competing in the Company’s markets.

The Company’s sales to its customers are cyclical, and a downturn in sales to these customers may adversely affect its business.

Many of the Company’s products are used in industries that are, to varying degrees, cyclical and have historically experienced periodic downturns due to factors such as economic conditions, energy and natural resources prices, consumer sentiment, demand and other factors beyond the Company’s control. These economic and industry downturns have resulted in diminished product demand and excess capacity for the Company’s products. Any future economic disruptions may also negatively impact the Company’s end markets or the consumers served by those end markets, which would adversely affect its operating results.

Businesses in one or more of the end markets that the Company serves, or consumers in one or more of the end markets that the Company’s customers serve, may postpone or choose not to make purchases in response to economic uncertainty, tighter credit, negative financial news, unemployment, interest rates and adverse consumer sentiment. For example, a decrease in the production of steel due to a slowdown in industrial activities would be likely to decrease demand for the Company’s products in Melting and Casting segment, and a decrease in demand for oil and gas, as well as a decrease in annual production of submarines due to the project-based nature of the industry, would be likely to decrease demand for the Company’s Maritime Applications segment, and a decrease in demand for flat panel displays or thin film technology (LCD screens) and a downturn in automobile and construction industries would be likely to decrease demand for its industrial products. Demand for the Company’s aerospace products will be tied to the delivery of new spacecrafts, spacecrafts utilization, and repair of existing spacecrafts, which, in turn, are impacted by global economic conditions.

The demand for the Company’s products is sensitive to, and quickly impacted by, demand for the finished goods manufactured by the Company’s customers in these industries, which may change as a result of changes in regional or worldwide economies, currency exchange rates, interest rates, inflation, energy prices or other factors beyond its control.

The Company is unable to predict the future course of industry variables, the strength of regional or global economies, or the effects of government actions. While the Company’s products are used in the variety of industries, negative economic conditions, such as a major economic downturn or recession, continued inflation or disruptions in the financial markets, could have a material adverse effect on the Company’s business, financial condition or results of operations. See “Weakness in global economic conditions, including due to inflation, or in any of the industries or geographic regions in which the Company or its customers operates could adversely impact its revenues and profitability by reducing demand and margins.”

The Company’s operations, as well as the integrity of its intellectual property, may be affected as a result of failures, interruptions, cyber-attacks, security breaches and other similar incidents with respect to its information technology (IT) systems.

The continuous and uninterrupted availability of the Company’s IT systems is essential for its business operation and success. The Company’s future success will depend on its continued ability to employ IT systems that drive operational efficiency and meet its customers’ demands.

The Company’s IT systems could be subject to damage or interruption from power outages; computer network and telecommunications failures; computer viruses; catastrophic events, such as fires, floods, earthquakes, tornadoes, hurricanes, extreme weather events, acts of war or terrorism; and usage errors by employees. The failure or disruption of the hardware or software that supports the Company’s IT systems could significantly harm the Company’s ability to service its customers and cause economic losses for which the Company could be held liable and which could damage the Company’s reputation. If the Company’s IT systems are damaged or cease to function properly, the Company may have to make a significant investment to fix or replace them, and the Company may suffer loss of critical data and interruptions or delays in its operations. Any material disruption in the Company’s IT systems, or delays or difficulties in implementing or integrating new systems or enhancing current systems, could have an adverse effect on the Company’s business, financial condition or results of operations.

In addition, the Company currently relies on KME and its affiliates for IT systems support including for certain corporate HR systems and its German and Italian production facilities. The Company has established an independent IT system for its enterprise resource planning in Osnabrück, Germany, and is in the process of segregating its IT systems from KME for its German production facilities. If the Company fails to transition effectively to its own stand-alone systems, it may experience temporary interruptions in operations of its IT systems in relation to its German production facilities.

In addition, the Company is subject to the risk of cybersecurity attacks, security breaches and other similar incidents, including acts of vandalism, computer viruses, malware, ransomware, denial-of-service attacks, human error issues, social engineering (including phishing attacks) and credential stuffing, which could cause a loss of data and interruptions or delays in the Company’s business, cause the Company to incur remediation costs, subject the Company to claims and damage its reputation. The Company faces an ever-increasing number of cybersecurity threats from a broad range of threat actors, including foreign governments, state-supported actors, criminals, competitors, computer hackers, terrorists and politically motivated groups or individuals, any of which may see their effectiveness enhanced in the future by the use of artificial intelligence. The Company has experienced cyber-attacks in the past, and may experience them in the future, potentially with more frequency or sophistication. While the Company continually works to safeguard its systems and mitigate potential risks, there is no assurance that such actions will be sufficient to prevent cyber-attacks or security breaches that manipulate or improperly use the Company’s systems or networks, compromise confidential, personal, proprietary or otherwise sensitive information, destroy or corrupt data, block access to its systems, or otherwise disrupt its operations. Additionally, the Company cannot be certain that its insurance coverage will be adequate for cybersecurity liabilities actually incurred, that insurance will continue to be available to the Company on economically feasible terms, or at all, or that the Company’s insurer will not deny coverage as to any future claim.

Finally, if changes in technology cause the Company’s IT systems to become obsolete, or if the Company’s IT systems are inadequate to handle its growth, the Company’s reputation may be damaged. Any failure to properly guard against the failure, interruption or malfunctioning of the Company’s IT systems could have a material adverse effect on its business, financial condition and results of operations.

Any change in raw material prices could adversely affect the Company’s results of operations and profit margins.

The Company requires substantial amounts of input materials to operate its business. The Company’s supply of input materials could be at risk for a variety of reasons, including availability and pricing of the metal underlying the input materials of the products the Company manufactures. Prices for raw materials underlying the input materials the Company uses in its production have fluctuated significantly in the past and could continue to do so in the future. The Company employs a natural hedging model to pass through the prices of metals underlying the input materials the Company sources from its suppliers, which are linked to applicable LME and/or market prices for such metals, to its customers. See “Management’s Discussion and Analysis of Financial Condition And Results of Operations of cunova — Significant Factors Affecting our Results of Operations — Cost Related factors — Input material.” If the Company fails to effectively mitigate the effects of metal price volatility by maintaining its natural hedging model, its profitability and its ability to recoup metal costs through product pricing could be significantly affected by fluctuations in metal costs, which could have a material adverse effect on the Company’s business, results of operations, financial condition and/or cash flow. In addition, while the costs attributable to the Company’s products typically represent only a small portion of the total cost of its customers’ products, significant price increases for its customers could lead to lower customer demand and, therefore, lower sales.

The market for the Aerospace Business is still emerging and the Company’s ability to grow the Aerospace Business following the Business Combination will depend on the successful development of launch vehicles, spacecraft and related technology by the Company’s key customers.

The Company’s current primary research and development objectives envisaged for the Aerospace Business segment following the Business Combination will focus on the development of the components of the aerospace propulsion systems. The market for spacecraft production is still emerging, merging and shifting. The Company’s estimates for the total addressable spacecraft market and growth of expected launches are based on a number of internal and third-party estimates, including the number of customers who have expressed interest in the Company’s products, key drivers for launches, number of engines required per year, evolution of launch vehicles and general market conditions. These assumptions may not be correct and, as a result, the Company’s estimates of the potential customers and total addressable market and its growth rate may prove to be incorrect.

If the Company’s key customers do not complete the development of spacecrafts in anticipated timeframes, or at all, the Company’s ability to grow the Aerospace Business will be adversely affected. Spacecrafts are subject to manufacturing and launch delays, damage or destruction during pre-launch operations, launch failures and incorrect orbital placement. The successful development of the key customers’ launch and spacecraft capabilities and related technology involves many uncertainties, including, but not limited to:

●	timing in making further enhancements to launch vehicle and spacecraft design and specifications;

●	successful completion of planned launches;

●	ability to obtain additional applicable approvals, licenses or certifications from regulatory agencies, if required, and maintaining current approvals, licenses or certifications;

●	ability to schedule and receive access to launch sites, receive related government approvals, launch windows, licenses, mandated insurance coverages, and aligned logistics of moving a rocket to, and launching from, rocket launch facilities;

●	performance of the customer’s manufacturing facilities;

●	adequacy of materials and component-stability for outer space deployment;

●	performance of a limited number of suppliers for certain input materials and supplied components;

●	performance of the customer’s third-party contractors that support their research and development activities; and

●	ability to continue funding and maintain the customer’s current research and development activities, particularly the development of various enhancements that increase the payload of rockets.

Any delays in the development and manufacture of additional launch vehicles, spacecraft and related technology may adversely impact the customer’s business, which will in turn adversely affect the Company’s Aerospace Business.

The integration of the KME Aerospace Business is subject to uncertainties and risks and the anticipated benefits from the integration may not be achieved.

Upon consummation of the Business Combination, KME Germany, KME Mansfeld and KME America, the wholly owned subsidiaries of KME, will transfer the KME Aerospace Business’ assets, consisting of the contracts with aerospace customers and employees exclusively or partly engaged in the KME Aerospace Business, to cunova. The KME Aerospace Business is an engineering partner of the aerospace industry, supplying customers with a comprehensive package of design/process engineering/services and high performing and specialized products. The primary products currently sold by the KME Aerospace Business are the combustion chamber and nozzle inner liners for aerospace propulsion systems.

The Company is active in, among other things, the areas of design, engineering, production and service of high-performance continuous casting molds, as well as other engineering of products used in metal casting processes, development and manufacturing of primarily copper-nickel alloy products for seawater application and tube bundles, as well as design, production and delivery of extruded and drawn copper alloy products for industrial applications. The Company believes that the integration of the KME Aerospace Business, with its expertise in engineering high technology engineered copper and copper alloys products, will position the Company to expand its business to production of other parts of the spacecraft’s engine. Achieving the benefits of the combination of the Company’s and KME Aerospace’s businesses depends on the effective implementation of the acquisition and the success of the integration process of the Company and the KME Aerospace Business. The integration of new business may be complex and expensive and may present a number of challenges for management, including retaining the KME Aerospace Business’ customers and employees, integrating the KME Aerospace Business in an efficient and cost-effective manner and possible legal, regulatory, contractual, labor or other issues that may arise as a result of the transfer of the KME Aerospace Business assets. In addition, integration of the KME Aerospace Business may divert attention of the Company’s management and resources from operating its other businesses. There can be no assurance that the Company will be able to fully or effectively integrate business operations and achieve the desired results. Potential delays or the occurrence of unexpected problems in the integration process could mean that achieved benefits are much lower than previously assumed and take a longer period to achieve.

In addition, expected business growth opportunities, including production of additional components for spacecraft engines, revenue and cost synergies, operational efficiencies and other benefits may not materialize. If anticipated synergies or other benefits of the Business Combination are not achieved, or those achieved are materially different from those that were expected to be achieved prior to the Business Combination, then this could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects. See also “Risks Related to the Business Combination”

The Company will depend on the manufacturing of the aerospace products to be provided by KME.

As the result of transfer of the KME Aerospace Business assets from KME in connection with the Business Combination, all ongoing rights and obligations under the contracts with the KME Aerospace Business’ customers will be transferred to the Company, and the services of the employees that are exclusively or primarily involved in the KME Aerospace Business are expected to be engaged by the Company. However, KME’s facilities will continue to manufacture the Aerospace Business’ products on the basis of contractual relationships with the Company. While the Company believes that KME’s facilities, with their highly sophisticated machinery and set-up, will continue to have the capability to manufacture products fulfilling the extreme technical requirements demanded by the Aerospace Business, the Company will remain reliant upon KME to continue to fulfil the production requirements of the Aerospace Business. In addition, while as part of the Business Combination KME will transfer the know-how in relation to the research and development, design and engineering of the KME Aerospace Business’ products to the Company, the Company will depend on KME’s manufacturing capabilities for the production of its products. Furthermore, the Company believes that KME is one of a few producers in the world that has the equipment required to allow for the manufacturing of aerospace products fulfilling customers’ technical requirements. Therefore, the Company could be materially and adversely impacted if KME were to fail to deliver the Company’s production requirements in respect of the Aerospace Business for any reason, including due to significant business challenges, manufacturing disruptions or failures of its equipment. Moreover, if the Company fails to renew or obtain replacements for its contracts with KME in relation to the manufacturing of Aerospace Business’ products on terms that are as favourable as its existing agreement, or at all, it may be unable to find an alternative manufacturer for those products without delays and disruptions in the productions process, or at all.

This reliance upon KME reduces the Company’s direct control over the production of the Aerospace Business’ products. Such diminished control may have an adverse effect on the quality or quantity of products manufactured, as well as manufacturing timeline. Furthermore, it could adversely affect the Company’s flexibility to respond to any changing demands in the market. Moreover, the separation of the Aerospace Business from its production facilities could result in inefficiencies and logistical or administrative complexities that could materially adversely affect the Aerospace Business’ production capabilities. In addition, unforeseen interruptions, logistical issues or supplier challenges faced by KME could result in delays or disruptions in the Company’s ability to meet the Aerospace Business’ customer demands. As the Company will remain responsible to the customers of the Aerospace Business for timely delivery, as well as warranty and out-of-warranty service in the event of product defects, if the Aerospace Business’ products manufactured by KME are not delivered in a timely fashion or fail to meet the customers’ specifications, requirements or expectations, it may materially adversely affect the Company’s reputation, business, results of operations and financial condition.

The Company could be adversely affected by the loss of key customers or significant changes in the business or financial condition of its customers.

The Company sells scrap metal to KME, which accounted for 25.7% of the Company’s revenue in 2023 and, in respect of 2022, 26.4% of the Company’s total revenue for the Successor 2022 Period and 27.2% for Predecessor 2022 Period. See also “Management’s Discussion and Analysis of Financial Condition And Results of Operations of cunova — Significant Factors Affecting our Results of Operations — Cost Related factors — Input materials procurement.” While the Company does not have other material customers that would represent more than 10% of its total revenue, some of its business divisions, such as Industrial Applications, Maritime Applications and the KME Aerospace

Business to be acquired in connection with the Business Combination, have key customers, which represent more than 10% of revenue in the respective segment and the loss of which may adversely affect the business and results of operations of the respective business division. The Company’s failure to successfully renew, renegotiate or favourably re-price agreements with KME and other key customers, or a material deterioration in or termination of these customer relationships, could result in a reduction or loss in customer revenue. The Company’s customers may experience delays in the launch of new products, labor strikes, diminished liquidity or credit unavailability, weak demand for their products, supply chain constraints or other difficulties in their businesses. The Company’s customers may also change their business strategies or modify their business relationships with the Company, including reducing or ceasing product purchases from the Company, switching to alternative suppliers, or entering the market themselves to compete with the Company. The Company’s maritime applications division may also be affected by the changes in the government budget policies and reduction of military spendings. See “The Company is subject to certain unique business risks as a result of supplying equipment and services to government entities” and “Government military spending is dependent upon the defense budgets of the governments the Company contracts with.”

In addition, the Company’s plans to capitalize on its acquisition of the KME Aerospace Business is contingent upon the retention of the KME Aerospace Business’ customers. Since supplier continuity is critical for the KME Aerospace Business’ customers, any cancellation by a key customer could have a material adverse effect on the Aerospace Business’ business, results of operations and financial condition. See also, “The integration of the Aerospace Business is subject to uncertainties and risks.”

The Company is subject to certain unique business risks as a result of supplying equipment and services to government contractors.

The Company has agreements with government contractors, primary for the building of naval vessels, to supply those contractors with seawater and corrosion-resistant products, which represent a significant part of the Company’s maritime business. In 2023, the Company’s maritime business accounted for 13.7% of the Company’s revenue and in 2022, the maritime business accounted for 14.9% for the Successor 2022 Period and 10.9% for the Predecessor 2022 Period of the Company’s revenues. As the Company’s customers in the maritime business supply finished products to government entities, the Company is subject to certain business risks related to government contracts. In particular, government contracts are often subject to specific procurement regulations, contract provisions and a variety of other requirements relating to the formation, administration, performance and accounting of these contracts. Many of these contracts include express or implied certifications of compliance with applicable regulations and contractual provisions. If the Company fails to comply with any regulations, requirements or statutes, its existing supply agreements with the government contractors could be terminated or the Company could be suspended from entering into supply agreements with government contractors. In addition, most of the government contracts entered into by the government contractors can be terminated by the government or the contracting party, as applicable, at will. In the event of such a termination, under the Company’s supply agreements with the government contractors, the Company would only recover costs incurred or committed, settlement expenses and profit on the work completed prior to termination. Further, if the Company fails to comply with environmental, health and safety laws or regulations, such failure could cause governments or governmental agencies to exclude the Company from procuring government contracts in the future.

The growth of the Company’s maritime application business may be impacted by its partnerships with the government contractors and on its successful procurement of additional partnerships. However, demand from the government contractors is often unpredictable, and significantly depends upon government budget trends. There are number of factors that could impede the Company’s ability to generate revenue in relation to government contracts, including, but not limited to:

●	adverse public sector budgetary cycles and funding authorizations;

●	changes in fiscal or contracting policies;

●	decreases in available government funding;

●	changes in government programs or applicable requirements;

●	disadvantageous contractual terms stipulated by government entities and agencies, including with respect to pricing, milestones and payment terms;

●	the adoption of new laws or regulations or changes to existing laws or regulations;

●	potential delays or changes in the government appropriations or other funding authorization processes; and

●	higher expenses associated with, or delays caused by, diligence and qualifying or maintaining qualification as a government vendor.

The occurrence of any of the foregoing could cause governments and governmental agencies to delay or refrain from purchasing the finished products supplied by government contractors, which will in turn affect demand for the Company’s products in the future or otherwise have an adverse effect on its business, operating results and prospects.

Government military spending is dependent upon the defense budgets of the governments with which the Company contracts.

As the Company manufactures and sells maritime products used in naval defense, the Company is subject to the risks associated with the changes in military spendings by the relevant governments. The military market is significantly dependent upon government budget trends, and while spending authorizations for defense-related programs by the United States and other governments have increased in recent years due to global political instability and military conflicts around the world, including recent military conflicts in the Middle East and Ukraine, these spending levels may not be sustainable and could significantly decline. Future defense budgets in various countries purchasing the vessels that include the Company’s products could be negatively impacted by several factors, including, but not limited to, a change in defense spending policy by the current and future governments, budget deficits and more prudent fiscal policies, non-military spending priorities, such as climate change and other ESG initiatives, the cost and willingness of deploying and sustaining government military presence in overseas operations and possible political pressure to reduce overall military spending, each of which could cause the relevant country’s defense budget to decline. A decline in military expenditures could result in a reduction in naval defense production, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company may be adversely affected if it would lose its government or industry approvals or if more stringent government regulations are enacted or if industry oversight is increased.

The Company operates in industries that are subject to various detailed laws and regulations which are constantly evolving. In order to operate its business, the Company and certain processes or products that it manufactures must be certified by various government agencies in foreign countries and by individual manufacturers. If new and more stringent government regulations are adopted or if industry oversight increases, the Company may incur significant expenses to comply with new product norms and specifications, any new regulations or heightened industry oversight.

In addition certification for its products, the Company could, at times, be required to obtain approval from government agencies to export its products. Failure to obtain approval to export or a determination by the relevant government that the Company failed to receive the required approvals or licenses could eliminate or restrict the Company’s ability to sell its products outside the countries where the products are manufactured, and the penalties that could be imposed by the relevant government for failure to comply with these laws could be significant.

The operation of the Company’s manufacturing facilities requires various governmental permits, including environmental and health and safety permits, and concessions, including air emission, operating, wastewater discharge and waste disposal permits. Changes in the scope of operations, time limits on existing permits and future environmental, health and safety laws may require the Company to apply for the renewal of existing or the issuance of new permits. The Company may not be able to renew its permits, licenses, or other approvals upon their expiration within the required timeframe or at all. See also “The Company is subject to a broad range of environmental laws and regulations which may result in substantial costs and liabilities.”

The Company cannot predict whether the conditions prescribed in the permits and concessions will be achievable. The denial of a permit essential to a facility or the imposition of impractical conditions would impair the Company’s ability to operate such facility. In addition, several of the Company’s activities may also be subject to specific regulatory or professional body stipulations or licensing requirements. If the Company fails to satisfy the conditions or comply with the restrictions imposed by governmental permits or concessions, licensing requirements or restrictions imposed by any statutory or regulatory requirements, the Company may become subject to regulatory enforcement action and the operation of the Company’s manufacturing facilities could be adversely affected or be subject to fines, penalties or additional costs or revocation of such permits or concessions.

The number of laws affecting various aspects of the Company’s business continue to grow. The Company can give no assurances that it will properly and timely comply with all laws and regulations that may affect the Company. If the Company fails to comply with any laws and regulations, the Company may be subject to civil and criminal penalties.

Adverse publicity stemming from any incident involving the Company, its products, people, brand or customers, in particular involving the Aerospace Business or its customers, could have a material adverse effect on the Aerospace business or its results of operations.

The Company is subject to a risk of adverse publicity stemming from any public incident involving the Company, its products, people or brand, or its customers. Any reputational harm to the Company’s business or industry could cause customers with existing contracts with the Company to cancel their contracts and could significantly impact its ability to make future sales. In particular, if any spacecraft, regardless of whether it is produced using the Aerospace business’ products, were to be involved in a public incident, accident or catastrophe, this could create an adverse public perception of spacecraft launches or manufacturing activities and result in decreased customer demand for launch and spacecraft services, which could cause a material adverse effect on the Aerospace Business’ business, financial conditions and results of operations. Further, if the space vehicles, submarines or other machines manufactured using the Company’s products were to be involved in a public incident, accident or catastrophe, the Company could be exposed to significant reputational harm or potential legal liability. The insurance the Company carries may be inapplicable or inadequate to cover any such incident, accident or catastrophe. In the event that the Company’s insurance is inapplicable or not adequate, the Company may be forced to bear substantial losses from such incident, accident or catastrophe.

The Company may need additional capital in the future to sufficiently fund its operations.

The Company’s operations require large amounts of working capital. The Company may require additional capital for a variety of reasons, including maintenance of its facilities and equipment, upgrading of its equipment and operation capabilities, investments in new technologies, expansion of its operations in new or current markets, as well as research and development of new projects.

The Company cannot guarantee that additional financing will be available when needed for the ongoing maintenance of its facilities or for future strategic capital projects or working capital needs, or that, if available, it will be able to obtain financing on terms favourable to the Company. See also “The Company has substantial debt, including an additional debt incurred in connection with the Business Combination, which may limit the Company’s ability to execute its business strategy, refinance existing debt or incur new debt.” In addition, the cost of research and development of new products, as well as implementation of a strategic capital project ultimately may prove to be greater than originally anticipated.

In addition, a decline in the Company’s financial performance or outlook due to internal or external factors or a deterioration in the Company’s financial metrics, could adversely affect the Company’s access to the capital or credit markets on terms and conditions that the Company finds acceptable. Furthermore, if the Company is unable to generate sufficient cash flow to satisfy its current debt obligations, or to refinance its obligations on commercially reasonable terms, it may be required to scale back current and strategic capital projects.

If the Company cannot raise funds on acceptable terms, it may not be able to develop or enhance its products, execute its business growth plan, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements. Any of these events could adversely affect the Company’s ability to achieve its strategic goals and could have a material adverse effect on the Company’s business, financial condition results of operations and/or cash flows.

The Company has substantial debt, including an additional debt incurred in connection with the Business Combination, which may limit the Company’s ability to execute its business strategy, refinance existing debt or incur new debt.

As of December 31, 2023, the Company had aggregate outstanding indebtedness of approximately €261.3 million and it will incur additional indebtedness in the amount of €262.5 million as a result of the Paragon Vendor Loan and vendor loan debt instrument to be issued by cunova in connection with the Business Combination. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of cunova — Liquidity.” This significant amount of aggregate debt and the substantial amount of cash required for payments of interest and principal could adversely affect the Company’s liquidity, reduce the funds available to the Company for its operations, dividends or other purposes.

In addition, the Company may be required from time to time to incur additional financing for working capital, capital expenditures, acquisitions, general corporate or other purposes. The Company’s ability to obtain additional financing will depend on its financial position and performance of payment obligations under the existing financing and may not be available to the Company or may be considerably more costly than its existing debt costs. Moreover, the Company’s leverage may increase its vulnerability to economic downturns and limit its ability to withstand adverse events in the Company’s business by limiting its financial alternatives. Furthermore, the Company’s ability to capitalize on significant business opportunities, including potential acquisitions, and to plan for, or respond to, competition and changes in the Company’s business may be limited due to its indebtedness.

The Company is also required to comply with certain covenants, such as Total Net Leverage ratio, restrictions on the incurrence of indebtedness, creation of liens, sales and the transfer of assets and other standard covenants, within its debt agreements and violations of such covenants may result in an event of default, cross-default under other indebtedness, which, if not cured or waived, could accelerate the maturity of the Company’s indebtedness, which may in turn have a material adverse effect on the Company’s business, financial condition results of operations and/or cash flows.

Risks related to the Company’s Relationship with KME

The Company is dependent on KME and its affiliates for key aspects of the Company’s business.

cunova was incorporated as an indirect subsidiary of KME SE and previously operated under the name “KME Special Products & Solutions GmbH.” As part of the business combination with Paragon implemented in January 2022, KME contributed the cunova business to the joint venture company, indirectly retaining 45% of its shares. The Company has engaged in various related party transactions with KME, and any potential conflicts of interest between cunova and KME, or unfavourable market conditions affecting KME or adverse business operations of KME and KME affiliates generally, could have an adverse effect on the Company’s business and results of operations.

The Company depends on KME affiliates for key aspects of the Company’s business, particularly the supply of input materials required to manufacture the Company’s products and components. Therefore, the Company’s business depends on KME’s ability to deliver necessary materials on time and at prices, quality levels and volumes acceptable to the Company. For the year ended December 31, 2023, the Company procured approximately 98% of the input materials used in our manufacturing processes from KME based on a framework supply agreement, with approximately 85% of the input materials coming from KME’s foundries and approximately 13% from the foundries of KME’s own suppliers. For certain of the Company’s input materials, KME represents a single source supplier to the Company in light of KME’s special expertise in the production technology, quality and processing of such input materials. While the Company actively monitors the market for available alternative suppliers of its input materials, in respect of certain input materials, the Company is not at present aware of any alternative supplier or suppliers that could provide comparable quantities and qualities of such materials as that which KME currently supplies to the Company. In the event that the Company is unable to secure its required supply of these input materials from KME, it would need to procure these materials from alternative suppliers, which may not be feasible at all, or only at lower or inferior quantities or qualities. If the Company fails to renew or obtain replacements for its contracts with KME on terms that are as favourable as its existing agreement, or at all, the Company may not be able to enter into supply arrangements with alternative suppliers to obtain adequate quantities of the input materials within a reasonable time or at commercially reasonable prices. This may in turn lead to disruptions in the Company’s operations and could have a material adverse effect on its business and results of operations. In addition, the Company could be materially and adversely impacted if KME were to experience significant business challenges, disruptions or failures due to issues such as financial difficulties or bankruptcy, regulatory or quality compliance issues, or other legal or reputational issues. See also, “The Company relies on third parties, including KME, to supply certain input materials and provide transportation services that are critical to the manufacture of its products.”

In addition, the KME Aerospace Business’ products currently are and, following the Business Combination, will be manufactured by KME production plants and will be supplied to the Company under the framework supply agreement. Therefore, the Company’s ability to develop its Aerospace Business depends on KME’s ability to meet the Company’s production demand in terms of quantity and quality. See “The Company will depend on the manufacturing of the aerospace products to be provided by KME.”

The Company also subleases and, after the Business Combination, is planning to continue subleasing the site of its main production facility in Osnabrück, Germany and its facility in Fornaci Di Barga, Italy from KME. KME controls the infrastructure in both facilities, including power, and water supplies, the central warehousing premises and logistic services, transport services and plant security and fire brigade. Therefore, the Company is dependent on KME’s ability to maintain the infrastructure in working condition. Any disruption of critical infrastructure may affect the Company’s production process and, if such disruption occurs, the Company will have limited control over the recovery process, which will be handled by KME. In addition, any changes or alterations to the Company’s production facilities that impact the infrastructure may require KME’s involvement and this may limit the Company’s flexibility to innovate its production process or delay implementation of such changes or alterations.

The Company also sells scrap metal to KME affiliates. During the year ended December 31, 2023 and the year ended December 31, 2022, the Company derived 25.7%, 26.4% for the Successor 2022 Period and 27.2% for the Predecessor 2022 Period of the Company’s total revenues from the sale of scrap metals to KME, respectively. The Company also relies on KME and its affiliates for a number of other commercial arrangements, including procurement of goods and services relating to technical and operational support, as well maintenance and bookkeeping services. In addition, while the Company is currently segregating its IT systems from KME in respect of its German production facilities, the Company continues to rely on KME and its affiliates for IT systems support for both its German and Italian production facilities. If the foregoing agreements and relationships are terminated or the Company is unable to renew the agreements on similar or favourable terms, or to secure an alternative supplier or service provider, the Company’s business could be materially disrupted and its results of operations, financial condition and prospects could be materially and adversely affected.

In addition, transactions with the entities in which related parties hold ownership interests present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and its unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, the Company’s purchases from and other transactions with such entities. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice. Furthermore, the Company may not be able to resolve any potential conflicts, and even if the Company does so, the resolution may be less favourable to the Company than the Company may have otherwise achieved in the absence of a controlling shareholder. See also, “Following consummation of the Business Combination, KME may have the ability to exert significant influence in matters requiring a shareholder vote and could delay, deter or prevent a change in control of the Company.”

In addition, the Company benefits from its relationship with KME in marketing the Company’s brand. For example, the Company has historically benefited by selling its products to KME’s long-term customers and through KME’s sales agents. KME’s strong brand recognition in the copper industry has also permitted the Company to benefit reputationally from its association with KME and achieve a broad marketing reach. As such, any event or publicity that adversely affects the business or reputation, including litigation, regulatory or other matters, of KME or any of its affiliates, could also have an adverse impact on the Company’s brand and reputation, even if such event or publicity is not associated with the Company’s products and services.

Following consummation of the Business Combination, KME may have the ability to exert significant influence in matters requiring a shareholder vote and could delay, deter or prevent a change in control of the Company.

Upon completion of the Business Combination, KME will beneficially own approximately 36% of PubCo’s outstanding ordinary shares and will exercise majority voting control over the Company, which may limit the ability of other shareholders to influence corporate matters and could delay or prevent a change in corporate control.

KME may have the ability to exercise control in determining the outcome of corporate transactions or other matters, including (i) making amendments to the Company’s business that are put to a shareholder vote; (ii) certain issuances of additional ordinary shares or preferred shares; (iii) election of directors; and (iv) any merger, consolidation or significant corporate transactions. The interests of KME may not always be aligned with the interests of the other shareholders of the Company or of the Company itself. KME may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including the Company. These decisions may be different from the decisions that the Company would have made on the Company’s own. Furthermore, KME’s decisions with respect to the Company or the Company’s business may be resolved in ways that favour KME and therefore KME’s own shareholders which may not coincide with the interests of the Company’s other shareholders.

In addition, this concentration of ownership may harm the value of PubCo Shares by, among other things:

●	delaying, deferring or preventing a change in control of the Company;

●	impeding a merger, consolidation, takeover or other business combination involving the Company; or

●	causing the Company to enter into transactions or agreements that are not in the best interests of all shareholders.

Risks Related to the Global Nature of the Company’s Operations

Weakness in global economic conditions, including due to inflation, or in any of the industries or geographic regions in which the Company or its customers operates could adversely impact its revenues and profitability by reducing demand and margins.

The Company’s international business (including its global supply chain) is subject to numerous political and economic factors, legal requirements, cross-cultural considerations and other risks associated with doing business globally. The Company has material operations in Germany, the United States, Italy, Turkey, India, Mexico and Spain and sells its products to customers in worldwide. In addition, the Company’s performance depends on the financial health and strength of its customers, which in turn is dependent on the economic conditions of the markets in which the Company and its customers operate. Accordingly, its financial condition and results of operations are impacted by global markets and economic conditions over which the Company does not have control. A general global economic downturn or other adverse macroeconomic trends, including heightened inflation, capital markets volatility, currency rate fluctuations, an economic slowdown or recession, or a slowing or stalled recovery therefrom, have in the past resulted in and may in the future result in unfavourable conditions that negatively affect demand for the Company’s products and exacerbate some of the other risks that affect its business, financial condition and results of operations. A wide variety of industries use the Company’s products, and to the extent that economic conditions have an impact on activity within a particular industry, such impact will likely translate to a change in demand for the Company’s products in that industry, which may potentially impact demand in other related industries as well. See “The Company’s sales to its customers are cyclical, and a downturn in sales to these customers may adversely affect its business.”

Both domestic and international markets experienced significant inflationary pressures in fiscal years 2022 and 2023, and increases in inflation rates in the countries in which the Company operates. In addition, the central banks in various countries have raised, and may again raise, interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, has had and may continue to have the effect of further increasing economic uncertainty and heightening these risks. Recent inflationary pressures have increased the costs of labor, energy and raw materials and have adversely affected consumer spending and economic growth. As a result, the Company has experienced an increase in operating and other costs in recent periods, in particular energy costs and personnel expenses. See “Management’s Discussion and Analysis of Financial Condition And Results of Operations of cunova — Significant Factors Affecting our Results of Operations — Inflation.” The Company has been able to partially offset the impact of inflation on its business by passing through cost increases on the Company’s products to its customers. However, the Company’s ability to raise its prices depends on many factors, including competitors’ prices for similar products, market demand for the Company’s products and global economic conditions. Consequently, the Company may be unable to fully offset the impact of inflation on its business in the future, which could have an adverse effect on the Company’s ability to maintain historic margin levels.

Any of the foregoing factors may cause a decrease in the number of products sold or a reduction in the average selling price the Company is able to generate from its products, which could adversely affect the Company’s liquidity, financial condition or operating results.

The global nature of the Company’s business exposes it to foreign currency fluctuations that may affect its asset values, results of operations and competitiveness.

The global nature of the Company’s operations expose it to risks related to fluctuations in currency exchange rates, as a portion of the Company’s net sales, costs, assets and liabilities are denominated in currencies other than Euro, the presentation currency of the Company’s financial results.

For those countries outside of the European Economic and Monetary Union where the Company has significant sales conducted in currencies other than Euro or where the Company’s subsidiaries are located, appreciation of Euro or devaluation in the local currency would result in reduced revenue and operating profit due to the impact of foreign exchange rate translation on the combined financial statements of cunova Core Business included elsewhere in this proxy statement/prospectus. In addition, the value of dividends subsidiaries might upstream to the Company, if any, would be dependent on foreign exchange rates, if the dividend-paying company conducts its business or pays its dividend in a currency other than Euro.

Fluctuations in foreign currency exchange rates may make the Company’s products more expensive for others to purchase or increase its operating costs, affecting the Company’s competitiveness and its profitability. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in the Company’s business and results of operations.

In addition, the Company’s subsidiaries operate their respective businesses independently in the markets of their home countries and the functional currencies of these subsidiaries are generally the respective national currencies, which may be different from the presentation currency of the Company’s financial results. The assets and liabilities of the subsidiaries where the functional currency is other than Euro are translated using period-end exchange rates. The income and expenses of foreign operations are translated at the average exchange rate for the respective period. The fluctuation in the relevant currencies exchange rates may result in foreign exchange transaction losses.

Although the Company may decide to undertake certain measures aimed at reducing currency risk, including, but not limited to, entering into foreign exchange derivative contracts, the use of such hedging activities may not always offset all of the adverse financial effects of unfavourable movements in foreign exchange rates. If currency fluctuations move in directions other than those that the Company anticipates, it may also incur losses on its hedging arrangements.

Global political instability and other risks of international operations may adversely affect the Company’s operating costs, revenues and the price of the Company’s products.

The Company’s international operations expose it to the geopolitical risks such as political instability, civil unrest, expropriation, nationalization of properties by a government, imposition of sanctions, and renegotiation or nullification of existing agreements. Global political instability and ongoing military conflicts, including in Ukraine and in the Middle East, have led, are currently leading, and may, for an unknown period of time, continue to lead to disruptions in local, regional, national, and global markets and economies affected thereby. The disruptions caused by these conflicts have included, and may continue to include, political, social and economic disruptions and uncertainties and material increases in certain commodity prices that may affect the Company’s business operations.

In February 2022, Russian military forces launched a military action in Ukraine, which has impacted, and may continue to impact, the global economy, resulting in higher energy prices and higher prices for certain raw materials and services, significantly disrupting financial markets and supply and distribution chains, and contributing to higher inflation in countries across the globe. The United States, the United Kingdom, the European Union and other countries responded to Russia’s military action in Ukraine by imposing expansive economic sanctions on the Russian Federation. Consequently, the Company discontinued its deliveries to Russian customers in 2022 and it is currently unable to continue operations out of its Ukraine service center. Furthermore, the Company has agreed the terms of a share transfer agreement for the sale of its stake in the Russian subsidiary and the execution of the agreement and legal transfer of ownership is pending approval by the Russian authorities. The Company’s management believes that the Company’s business segments, products and operations have not been materially impacted by the discontinuation of its operations in Russia, and the ongoing conflict has not had a materially adverse impact on its supply chain, cybersecurity or other aspects of its business. Nevertheless, the Company cannot predict the outcome of the conflict in Ukraine or its continuing impact on the global economy, which could be significant. Should the conflict give rise to significant increases in commodity, freight, logistics and input costs, it could negatively impact the Company’s cost structure, which could adversely affect the Company’s liquidity, financial condition or operating results.

Additional risks from the Company’s multinational operations include primarily:

●	changes in international treaties or trade unions, which may make the Company’s products or its customers’ products more costly to export or import;

●	changes in tariff regulations, which may make the Company’s products more costly to export or import;

●	threatened or actual state seizure of foreign-owned manufacturing assets;

●	hostilities between countries in which the Company operates which could limit its ability to manufacture in, sell into or export out of such jurisdictions;

●	political protests or unrest which could negatively impact the Company’s operations;

●	import and export licensing requirements;

●	additional costs, taxes and restrictions related to repatriation of cash in international jurisdictions;

●	difficulty in staffing and managing geographically diverse operations;

●	disruptions to the Company’s global supply chain and logistical issues associated with port closures or congestion, disruptions to transportation routes, delays or increased costs;

●	tax exposures related to cross-border intercompany transfer pricing and other tax risks unique to international operations; and

●	compliance with data protection regulations.

These and other risks also may increase the relative price of the Company’s products compared to those manufactured in other countries, reducing the demand for its products in the markets in which the Company operates, make it difficult or impossible to deliver orders to customers or receive materials from suppliers, affect the availability or pricing of energy sources or result in other severe consequences that may or may not be predictable. As a result, the Company’s business, financial condition and results of operations could be materially adversely affected.

The Company has global operations, and changes to government trade policies including the imposition of tariffs and other trade barriers, as well as the resulting consequences, could adversely impact the Company’s revenue and profit margins.

The Company’s operations and performance depend on international trade policies and the trade policies of the countries where the Company operates. Changes in international trade policies continue to emerge and regulatory activity by countries has increased with regard to new import and export tariffs, retaliatory tariffs, duties and quotas; modifications to international trade policy; the withdrawal from or renegotiation of certain trade agreements; and other changes. These changes, including any implementation of or changes in trade sanctions, tariffs and embargoes, could materially adversely impact the Company’s business or require it to make changes to its current business practices or supply chain.

The implementation of more restrictive trade policies, such as higher tariffs or new barriers to entry, could increase the Company’s costs in certain markets and may cause its customers to seek alternative sourcing. Furthermore, additional countries may change their policies on business and foreign investment in companies in their respective countries. Countries impose, modify, and remove tariffs and other trade restrictions in response to a diverse array of factors, and the Company cannot predict future trade policy, the terms of any renegotiated trade agreements or treaties, or tariffs and their impact on the Company’s business. Trade restrictions, including tariffs, quotas, embargoes, safeguards and customs restrictions could increase the cost or reduce the supply of products available to the Company, could increase shipping times, or may require the Company to modify its supply chain organization or other current business practices, any of which could harm the Company’s business, financial condition, and results of operations. The Company’s failure to obtain any required import or export approval for its products could harm the Company’s international and domestic sales and adversely affect the Company’s revenue. Any failure to comply with trade regulations could limit the Company’s ability to conduct business internationally.

Furthermore, various countries, including the United States and the European Union, have imposed economic sanctions that prohibit the provision of products and services to countries, governments and persons targeted by such sanctions. Even though the Company takes precautions to prevent its products from being provided to targets of the relevant sanctions, the Company’s products could be provided by its customers despite such precautions. Any such provision could have negative consequences, including government investigations, penalties, and reputational harm.

Risks Related to Human Capital Management

The Company is highly dependent on its senior management team and key personnel, including those individuals currently supporting the KME Aerospace Business, and it will need to hire additional personnel in connection with the planned scale up and growth of its business.

The Company’s success and its plans to further grow and expand its business are substantially dependent upon the continued service and performance of its senior management team and key engineers, as well as its ability to attract and retain sufficient qualified and diverse personnel who have the requisite skills in multiple areas. In general, the recruitment of personnel with degrees in mechanical engineering, materials science, industrial engineering and physics is highly competitive due to a scarcity of people with the appropriate training and experience. Competition for highly skilled personnel is frequently intense, particularly for highly skilled engineers and research and development personnel. Many of the other companies with which the Company competes for talented personnel may have greater financial and other resources, and other attributes that talented personnel may find more attractive than the Company’s, including remote working arrangements.

If necessary qualified personnel are more scarce or more difficult to attract or retain under reasonable terms or if such personnel are unable to be timely and effectively trained, the Company would expect higher labor-related costs and the Company could face challenges performing on various of its programs and meeting financial expectations.

In addition, the macroeconomic environment, including continued challenges in the global labor market, may further affect the Company’s ability to hire, develop and retain the necessary talented and diverse workforce, and to maintain performance levels and its corporate culture.

The loss of members of the Company’s senior management and other important employees could have a material adverse effect on its business. Especially with respect to the KME Aerospace Business (to be acquired by cunova at Closing), any failure of the Company to engage the services of, or otherwise, retain the key person(s) of the KME Aerospace Business could significantly delay or prevent the achievement of the Company’s strategic objectives it, since the cumulative knowledge in relation to the development, manufacture and production of the Company’s aerospace products is concentrated in a few people. See “— The Company views its competitive advantage in respect of its Aerospace Business as being based primarily on proprietary information and know-how held by a very limited number of key personnel.” Furthermore, there may be a limited number of persons with the requisite competencies to serve in these positions and the Company cannot assure you that the Company would be able to locate or employ such qualified personnel on terms acceptable to it or at all. See “The Company views its competitive advantage in respect of its Aerospace Business as being based primarily on proprietary information and know-how held by a very limited number of key personnel.”

Despite the Company’s efforts to retain valuable employees, members of its management and other employees may terminate their employment with the Company on short notice, even where the Company have employment agreements in place. If the Company is unable to attract and retain a qualified workforce, the Company may be unable to maintain its competitive position or achieve its results, and it could have a material adverse effect on the Company’s financial position, results of operations and/or cash flows.

The Company views the competitive advantage in respect of the KME Aerospace Business as being based primarily on proprietary information and know-how held by a very limited number of key personnel.

In connection with the transfer of the KME Aerospace Business assets from KME as part of the Business Combination, the services of certain of KME’s personnel involved in the aerospace operations are expected to be engaged by the Company.

The key personnel of the KME Aerospace Business is limited in number and holds, and is instrumental in implementing, the Company’s proprietary information, trade secrets, processes and know-how of the division’s full production cycle, including research and development, design, engineering and production (the “Aerospace IP”). To date, the Company has not registered or submitted any application in respect of such Aerospace IP for patent, trademark, copyright or other intellectual property protections in any jurisdiction, as the very process of seeking any such protection would expose the Aerospace IP to the Company’s competitors, thereby subjecting it to exploitation by competitors. In the absence of such protection, the Company may not be able to prevent others from exploiting the Aerospace IP in the event that it is illicitly copied or otherwise developed by the Company’s competitors. The Company may also be unable to prevent its competitors from reverse-engineering and duplicating components produced by the KME Aerospace Business.

While KME historically has used and the Company intends to use confidentiality and non-disclosure agreements with its employees, consultants, partners and suppliers to protect some of the Aerospace IP, the Company can provide no assurance that these agreements will effectively prevent disclosure of confidential information. Remedies under such contractual arrangements may also be inadequate in the event of unauthorized disclosure of confidential information and there are limited remedies in case of its misuse or theft.

As only a select number of individuals in the Company possess the cumulative proprietary knowledge on the development and full cycle production of the unique Aerospace products that fulfil the customer’s stringent technical requirements that form part of the Aerospace IP, the Company is exposed to knowledge concentration risks. The Company may not be able to engage the services of, or otherwise retain, all or some of these individuals and may lose the Aerospace IP essential for its aerospace operations as a result of such personnel leaving, including to its competitors. In addition, if these key employees face unexpected circumstances, the Company may temporarily or even permanently lose access to some or all of the Aerospace IP critical to maintaining the continuity of the Aerospace Business and its production cycle. Failure to protect its proprietary information and know-how, its disclosure to third parties or independent development by competitors, could have a material adverse effect on the Company’s financial position, results of operations and/or cash flows.

Work stoppages or similar difficulties could significantly disrupt the Company’s operations, reduce its revenues and materially affect its earnings.

The Company’s business is highly dependent on its trained workforce because of the complex nature of its products. The average number of the Company’s employees was 1,030 for the 2023 financial year and 986 for the 2022 financial year. The Company’s employees in Germany, Italy, Spain and Mexico are unionized. The Company, or any employer’s association in which the Company is a member, is periodically required to renegotiate its collective bargaining and works’ council agreements, and the Company generally has been able to renegotiate renewals to expiring agreements without significant disruption of operating activities. However, if the Company experiences difficulties with renewals and renegotiations of existing collective agreements, or if its employees pursue new collective representation, the Company could incur additional expenses and may be subject to work stoppages or other labor-related disruptions. In addition, certain of the Company’s collective bargaining and works’ council agreements contain provisions that limits the Company’s ability to terminate employees contracts for business reasons or without cause, which may in turn affect the Company’s ability to conduct internal reorganizations or implement cost cutting initiatives.

If the Company experiences a significant or prolonged work stoppage, including due to salary negotiation challenges with employees covered by collective bargaining or works’ council agreements, its results of operations and financial condition could be adversely affected.

Maintaining good relationships with the Company’s employees and their labor organization representatives is crucial to the Company’s operations. As a result, any deterioration of the relationships with the Company’s employees, material disruption to the Company’s business as a result of strikes, work stoppages or other labor disputes could disrupt the Company’s operations, result in a loss of reputation, require the Company to increase wages and benefits, or otherwise have a material adverse effect on the Company’s business, financial condition and results of operations.

Risks Related to Legal and Regulatory Matters

The Company is subject to a wide variety of domestic and foreign laws and regulations and its business may be adversely affected if it fails to comply with governmental regulations or procure, renew or maintain necessary government permits.

The Company operates in industries characterized by specific and detailed laws and regulations which are constantly changing. The Company’s international business is subject to local and foreign laws and regulations, including, without limitation, laws and regulations relating to export/import controls, sanctions, technology transfer restrictions, government contracts and procurement, data privacy and protection, investments, exchange rates and controls, anti-corruption, labor and employment, taxes, the environment, security restrictions and intellectual property. Failure by the Company, its employees, affiliates, partners or others with whom the Company works to comply with applicable laws and regulations could result in administrative, civil, commercial or criminal liabilities, including suspension or debarment from government contracts or suspension of the Company’s export/import privileges. See also, “The Company has global operations, and changes to government trade policies including the imposition of tariffs and other trade barriers, as well as the resulting consequences, could adversely impact the Company’s revenue and profit margins”

The Company is affected by both new laws and regulations, and changes to existing laws and regulations which may continue to evolve through interpretations by courts and regulators. Furthermore, the laws and regulations to which the Company is subject may differ from jurisdiction to jurisdiction, further increasing the cost of compliance and the risk of non-compliance.

The Company is required to comply with the anti-bribery laws and regulations of various jurisdictions, and its failure to successfully comply with these rules and regulations may expose it to liabilities. In particular, the Company’s international operations are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act 2010 (the “Bribery Act”) and other applicable anti-corruption regimes, which generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. A company can be held liable under these anti-bribery laws not just for its own direct actions, but also for the actions of its foreign subsidiaries or other third parties, such as agents or distributors.

If the Company fails to comply with the requirements under these and other laws, the Company may face possible civil and/or criminal penalties, which could have a material adverse effect on the Company’s business or financial result. For example, the Company has a subsidiary in Russia, which is currently the subject of disposition. The Company also has a 70% interest in a Ukrainian joint venture that operated in Mariupol, Ukraine until March 2022, when, due to the Russian occupation, its operations were ceased, the plant, including all its equipment, was sealed, and all its employees departed. For the sole purpose of maintaining the continued legal existence of the joint venture, a basic administrative office was established in Chernivtsi, Ukraine. Mariupol is located in the so-called Donetsk people’s republic, a region currently understood to be controlled by pro-Russian forces and the target of comprehensive U.S. sanctions and extensive EU and UK sanctions. In the future, the joint venture may formally change its registered address from Mariupol to Chernivtsi. The joint venture currently has no employees or operations in, or ongoing business with parties in Mariupol or elsewhere in the so-called Donetsk People’s Republic. While the Company believes that it is currently in compliance with all applicable sanctions regulation in relation to its dealings with these subsidiaries, if the Company fails to comply with applicable sanctions laws and regulations, it may be subject to criminal or civil penalties, including fines, as well as reputational harm.

The Company has established policies and procedures designed to assist it, its personnel and its agents to comply with applicable local and international laws and regulations. However, there can be no guarantee that the Company’s policies and procedures will effectively prevent it, its employees and its agents from violating these regulations in every transaction in which the Company may engage.

Compliance with the laws and regulations described above or with other applicable foreign, federal, state and local laws and regulations currently in effect or that may be adopted in the future could materially adversely affect the Company’s competitive position, operating results, financial condition and liquidity.

The Company may face challenges to its intellectual property rights and proprietary information, which could adversely affect the Company’s reputation, business and competitive position.

Intellectual property rights, particularly trademarks, designs, patents and trade secrets, play a crucial role in protecting the Company’s products and their differentiation in the Company’s market. These proprietary rights are essential to the Company’s ability to compete effectively with other companies in the market.

The Company has registered many forms of intellectual property, including patents, trademarks and copyrights. The Company also relies upon trade secrets, know-how, continuing technological innovations and licensing rights to develop, maintain and strengthen its competitive position. As of June 21, 2024, the Company had more than 200 patents and patent applications belonging to a total of 20 patent families, as well as a significant pipeline of research and development. The patent portfolio covers multiple jurisdictions in the EU and worldwide. The Company pursues a prudential policy of seeking to obtain patent protection in key jurisdictions for patentable subject matter in its proprietary products and devices, but there can be no assurance that the Company can obtain patent protection for all of its products, in any jurisdiction, or that any protection the Company obtains would be effective or withstand challenges as to validity and enforceability. The Company also cannot provide assurance as to the breadth or degree of protection that existing or future patents, if any, may afford; that confidential or proprietary agreements with the Company’s employees, consultants, advisors, suppliers of instrument sets and strategic partners will not be breached or provide meaningful protection; that the Company’s trade secrets and proprietary know-how will not otherwise become known to or independently developed by its competitors through proper means; or that others will not independently develop substantially equivalent products.

The Company manages a trademark portfolio, including approximately 19 trademarks registered in approximately 23 jurisdictions as of June 21, 2024, which is important in maximizing the benefits of its various product brand portfolios. The Company may not be able to protect its rights to these trademarks or may be forced to stop using certain names, which the Company relies upon for name recognition by customers in its markets. The Company cannot guarantee that any pending patent or trademark application that it files will result in an issued patent or trademark. If any such application does not proceed to grant or is not issued, or if patents or trademarks are issued to the Company but do not provide meaningful protection of the Company’s intellectual property, then the use of any such intellectual property by the Company’s competitors could have a material adverse effect on the Company’s result of operations and financial condition. In addition, the laws of some countries where the Company operates do not protect proprietary rights to the same degree as the laws of other countries where the Company operates and there is a risk that the Company’s ability to protect its proprietary rights may not be adequate in such countries.

The Company could also incur substantial costs in defending itself in disputes, including lawsuits, brought against the Company, and has in the past been required to defend itself in such disputes, for alleged infringement, misappropriation or violation of another party’s intellectual property rights as well as in enforcing the Company’s intellectual property rights against others or seeking to maintain its rights against third-party invalidity actions. In particular, the Company currently has ongoing negotiations regarding an opposition claim made by a third party in the European Union against the Company’s EU trademark application “cunova”. The parties are currently negotiating a co-existence agreement in this respect. The Company also has ongoing negotiations regarding a non-use cancellation action filed by a third party in the People’s Republic of China for two “AFM” trademarks. The Company is also currently subject to a cooling off period in the dispute initiated by a third party in the European Union against the Company’s the “ACI” trademark application. The parties are currently negotiating a co-existence agreement in this respect. If the Company were to be found to be infringing, misappropriating or otherwise violating the intellectual property rights of others, the manufacture, sale and use of the Company’s products could be enjoined.

Equally, the Company cannot provide any assurances that any of the Company’s intellectual property, or the intellectual property that the Company licenses, will not be challenged, invalidated, circumvented, declared generic or rendered unenforceable, or that unpatented proprietary knowledge and technical information will be protected. See also, “Risk Factors — The Company views its competitive advantage in respect of its Aerospace Business as being based primarily on proprietary information and know-how held by a very limited number of key personnel.” Furthermore, certain intellectual property of the Company is jointly owned by both the Company and the customer with whom such intellectual property was developed, pursuant to agreements with those customers. Challenges and disputes may arise with respect to such agreements, including relating to the inventorship or ownership of intellectual property. The Company’s licenses may also contain certain restrictions on use of the trademarks and termination rights allowing the counterparty to terminate the agreement. If the Company breaches the terms of the license agreements or such agreements are terminated, it may expose it to gaps in the technology or other intellectual property required to operate the Company’s business in the way currently operated.

The Company is subject to stringent and changing data protection laws and regulations.

The Company collects, processes, stores, uses and shares data, some of which contains personal information and data relating to an identified or identifiable living individual (personal data), in connection with operating its business. The Company’s business is therefore subject to a number of federal, state, local and foreign laws, regulations, regulatory codes and guidelines governing data privacy, data protection and security, including with respect to the collection, storage, use, processing, transmission, sharing and protection of personal information and personal data. Such laws, regulations, regulatory codes and guidelines regulations are complex, may be inconsistent across jurisdictions or conflict with other rules and their interpretation is rapidly evolving, making implementation and enforcement, and thus compliance requirements, ambiguous, uncertain, and potentially inconsistent. Compliance with such laws may require changes to the Company’s data collection, use, transfer, disclosure, other processing, and certain other related business practices and may thereby increase compliance costs or have other material adverse effects on the Company’s business.

In the European Economic Area (the “EEA”), the Company is subject to the EU General Data Protection Regulation 2016/679 (the “GDPR”), which became effective in May 2018, and local data protection laws which implements or supplements the GDPR. Further, following the withdrawal of the United Kingdom from the European Union and the expiry of the transition period, from January 1, 2021, the Company has had to comply with the GDPR as implemented in the United Kingdom, which together with the amended United Kingdom Data Protection Act 2018 (together, the “U.K. GDPR”), retains in large part the GDPR in United Kingdom national law. The GDPR, local data protection laws and the U.K. GDPR (collectively, the “Applicable Data Protection Laws”) impose comprehensive data privacy compliance obligations on controllers and processors of personal data in the EEA and the United Kingdom, including, for example, specific standards for obtaining consent from individuals to process their personal data, robust disclosures to individuals and a comprehensive individual data rights regime, and defined timelines for data breach notifications. The Applicable Data Protection Laws create compliance obligations applicable to our business, which can be uncertain given rapidly developing guidance and case law, and could change our business practices, expose us to significant reputational damage, regulatory enforcement actions or assessment notices (for a compulsory audit), orders to cease/ change our data processing activities, and/ or civil lawsuits (including class action or similar representative lawsuits) by consumers or consumer organizations, amongst others, for alleged breach of data protection laws. Further, while the GDPR and U.K. GDPR remain substantially similar for the time being, the U.K. government has announced that it would seek to chart its own path on data protection and reform its relevant laws, including in ways that may differ from the GDPR. While these developments increase uncertainty with regard to data protection regulation in the U.K., even in their current, substantially similar form, the GDPR and U.K. GDPR can expose businesses to divergent parallel regimes that may be subject to potentially different interpretations and enforcement actions for certain violations and related uncertainty. The Applicable Data Protection Laws include financial penalties for non-compliance including possible fines of up to the greater of 4% of global annual revenues for the preceding financial year or €20 million in the EEA, or £17.5 million in the United Kingdom, for the most serious violations.

The Company is also subject to EU and U.K. rules with respect to cross-border transfers of personal data out of the EEA and the U.K., respectively, and recent legal developments and guidance have created complexity and uncertainty regarding such transfers to other countries, in particular in relation to transfers to the United States. As the regulatory and enforcement landscape further develops, and supervisory authorities issue further decisions and guidance on personal information export mechanisms, the Company could suffer additional costs, complaints and/or regulatory investigations or fines, it may have to stop using certain tools and vendors and make other operational changes, it has had to and will have to implement revised standard contractual clauses for existing intragroup, customer and vendor arrangements within required time frames, and/or if the Company is otherwise unable to transfer personal information between and among countries and regions in which it operates, it could affect the manner in which the Company provides its services, the geographical location or segregation of our relevant systems and operations, and could materially adversely affect our business, results of operations and financial condition.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to our customers or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims (including class actions), or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our customers to lose trust in us, and otherwise materially and adversely affect our reputation and business.

Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the Company may limit the Company’s ability to conduct its business. Additionally, if third parties the Company works with, such as its service providers or data sharing partners, violate applicable laws, regulations, or agreements, such violations may put the Company’s customers’ and/or employees’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims (including class action claims) or public statements against the Company by consumer advocacy groups or others and could result in significant liability, cause its customers to lose trust in us and otherwise materially and adversely affect our reputation and business.

In the area of information security and data protection, many jurisdictions have passed laws requiring notification when there is a security breach for personal information or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to implement. The Company’s security measures and standards may not be sufficient to protect personal information and the Company cannot guarantee that its security measures will prevent security breaches, cyber-attacks or other similar events that lead to misplaced or lost information, programming and/or other similar issues. A security breach that compromises personal information could harm the

Company’s reputation and result in a loss of customers and/or employee confidence, which could adversely affect the Company’s business and impact its financial condition. A security breach could also involve loss or unavailability of business-critical data, and could require the Company to spend significant resources to mitigate and repair the breach, which in turn could compromise the Company’s growth and adversely affect its ability to attract, or retain customers. These risks could also subject the Company to liability under applicable security breach-related laws and regulations and could result in additional compliance costs, costs related to regulatory inquiries and investigations, and an inability to conduct our business.

Unanticipated changes in the Company’s tax provisions or exposure to additional tax liabilities could affect the Company’s future profitability.

The Company is subject to income taxes in various jurisdictions. The domestic taxes of the Company’s subsidiaries, as well as international tax liabilities are dependent upon the distribution of income among these different jurisdictions. Changes in applicable domestic or foreign tax laws and regulations, or their interpretation and application, including the possibility of retroactive effect, could affect the Company’s tax expense and profitability. In addition, the final determination of any tax audits or related litigation could be materially different from the Company’s historical income tax provisions and accruals. The Company’s future results of operations could be adversely affected by changes in the effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in the overall profitability of the Company, changes in tax legislation and rates, changes in generally accepted accounting principles, changes in the valuation of deferred tax assets and liabilities, the results of tax audits and examinations of previously filed tax returns or related litigation and continuing assessments of its tax exposures.

The Company is subject to a broad range of environmental laws and regulations which may result in substantial costs and liabilities.

The nature of the Company’s manufacturing business subjects its operations to numerous and varied federal, state, local and international laws and regulations relating to the environment and occupational safety and health, for example, control of major accidents, elimination of waste water, elimination of hazardous solid industrial waste, prevention of atmospheric and water pollution, protection of sites, health and safety, and remediation of environmental contamination. The Company has used, and currently uses and manufactures, substantial quantities of substances that are considered hazardous, extremely hazardous or toxic under worker safety and health laws and regulations. It is, therefore, subject to Regulation (EC) No. 1907/2006 (Registration, Evaluation, Authorization and Restriction of Chemicals) (“REACH Regulation”) and similar regulations under applicable law which govern the production and use of chemicals, such as the U.S. Toxic Substances Control Act. Several of the chemicals that the Company uses are or may be classified as substances of very high concern and are or could become subject to restrictions on use or become prohibited. Under certain of these laws, the Company may incur liability with respect to contamination at its current or former facilities, or at third party facilities to which the Company sent wastes for disposal. Liability under these laws can be imposed on a joint and several basis and without regard to fault or the legality of the conduct giving rise to the contamination. The Company could incur substantial cleanup costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims as a result of violations, non-compliance or liabilities under these regulatory regimes required at the Company’s facilities.

The Company may be required to pay potentially significant fines or damages as a result of past, present or future violations of applicable environmental laws and regulations, even if these violations occurred prior to the acquisition of the companies or operations responsible for the relevant violations. Courts, regulatory authorities or third parties could also require, or seek to require, that the Company: (i) undertake investigations and/or implement remedial measures regarding either the current or historical contamination levels of current or former facilities; and/or (ii) curtail operations, or temporarily or permanently close facilities in connection with applicable environmental laws and regulations.

The Company also requires various permits, licenses and other approvals to operate, including air emission, operating, wastewater discharge and waste disposal permits. Changes in the scope of operations, time limits on existing permits and future environmental laws may require the Company to apply for the renewal of existing or the issuance of new permits. The Company may not be able to renew its permits, licenses, or other approvals upon their expiration within the required timeframe or at all.

Increased worldwide focus on climate change has led to legislative and regulatory efforts to combat both potential causes and adverse impacts of climate change. New or more stringent laws and regulations related to greenhouse gas emissions, energy, water usage and other climate change related concerns may adversely affect the Company, its suppliers and its customers. Compliance with new and more stringent environmental regulations may also require additional capital expenditures or modifications in the Company’s operating activities, as well as additional reporting obligations, which could in turn lead to higher compliance costs.

The Company’s operations are subject to stringent health and safety laws.

Because of the manufacturing activities conducted at the Company’s facilities, there exists a risk of injury or death to the Company’s employees or other visitors, notwithstanding the safety precautions the Company takes. Despite policies and standards that are designed to minimize health and safety risks, as well as the Company’s continued efforts to monitor and reduce accidents on its facilities, it may nevertheless be unable to avoid such accidents, which may result in costs and liabilities and negatively impact the Company’s reputation or the operations of the affected facility. Such incidents could include explosions or gas leaks, fires, vehicular accidents, other incidents involving mobile equipment or exposure to potentially hazardous materials.

The Company’s operations and products are subject to a broad range of health and safety laws, regulations and standards in each of the jurisdictions in which the Company operates. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent health and safety protection standards. The costs of complying with, and the imposition of liabilities pursuant to health and safety laws and regulations, could be significant and may require additional capital expenditures or cause process changes that could reduce the productivity of the affected facilities, which could increase the Company’s costs and reduce its profitability. Additionally, there is an increasing number of global consumers focusing and inquiring about the labor and environmental standards of manufacturers. More stringent social responsibility laws and regulations may also be adopted in the future, which may result in an increase in the Company’s cost of compliance. Failure to comply could result in the assessment of civil and criminal penalties, the suspension of permits or operations, and lawsuits by third parties.

Responses to corporate social responsibility topics, including those related to climate change, could adversely affect the Company’s business and performance.

Concerns over environmental, social, governance, safety and other sustainability issues have led and will continue to lead to governmental efforts around the world to reduce or mitigate those issues. Consumers and businesses also may change their behaviour on their own as a result of these concerns. The Company and its customers will need to respond to new laws and regulations as well as consumer and business preferences related to corporate sustainability and corporate social responsibility concerns, which could add substantial costs to the Company’s operations. Investors, customers, suppliers, employees, regulators and other stakeholders are increasingly focused on corporate sustainability, corporate social responsibility practices, human capital management, corporate sustainability due diligence and related disclosures. Regulations and expectations in this area are rapidly evolving and growing. The Company’s efforts to take these risks into account, including by investing in sustainability initiatives, may not be effective in protecting the Company from the negative impact of new laws and regulations or changes in consumer or business attitudes or behaviour.

Over time, the expectations of the Company’s shareholders and other stakeholders for, and regulatory requirements related to, the Company’s corporate sustainability and corporate social responsibility program and initiatives may change, and the Company’s investors, customers, suppliers, employees or regulators may demand that the Company implement additional, or stricter, goals and initiatives. Greater expectations or legal requirements may cause the Company to undertake costly initiatives to satisfy such new criteria. Especially the EU, where many of the Company’s subsidiaries are located, has passed and proposed various, demanding and compliance-intensive sustainability legislations. For example, since January 1, 2024, the German Supply Chain Act (Lieferkettensorgfaltspflichtengesetz, “LkSG”) requires companies with a minimum of 1,000 employees based in Germany to, among others, conduct an appropriate risk analysis to identify human rights and environment-related risks in their supply chains and take respective preventive measures and remedial action. Although the Company expects to only become subject to the LkSG as of January 1, 2025, the additional screening processes required under the new law may have an impact on our business and divert attention of the relevant departments. Furthermore, there can be no certainty that the Company will meet society’s or investors’ ESG expectations or any future ESG reporting requirements such as the new requirements under the EU Directive (EU) 2022/2464 as regards corporate sustainability reporting (“EU Corporate Sustainability Reporting Directive”), which will apply to us for the first time for the fiscal year 2025 as a listed company, or the requirements of the SEC’s new climate-related disclosure rules If the Company does not meet, or is perceived to have not met, announced corporate social responsibility goals, legal requirements relating to ESG matters, or does not accurately disclose its progress on such goals or other ESG-related matters, it may become subject to claims or proceedings and its reputation, competitive position, financial condition and operating results could be adversely impacted.

Warranty, recall, quality or product liability claims could materially adversely affect the Company’s earnings.

The Company produces complex, high temperature- and corrosion-resistant products customized for its customers in various industries. The Company is exposed to warranty and product liability claims and may also be required to participate in the recall of a product. The Company has a complex manufacturing process necessary to meet its customers’ stringent product specifications. The Company is also required to adhere to various third-party quality certifications and perform sufficient internal quality reviews to ensure compliance with established standards. If the Company fails to meet the customer specifications for their products, the Company may be subject to product quality costs and claims. These costs are generally not insured. The impacts of product liability and quality claims could have a material adverse impact on the Company’s results of operations, financial condition and/or cash flows.

The Company may be subject to periodic litigation and regulatory proceedings, which may adversely affect its business and financial performance.

From time to time, the Company is involved in lawsuits and regulatory actions brought or threatened against the Company in the ordinary course of business. These actions and proceedings may involve claims for, among other things, compensation for alleged personal injury, workers’ compensation, employment discrimination, tax audits, product liability, environmental issues, health and safety, ESG or sustainability matters, intellectual property litigation or litigation or arbitration with the Company’s customers, suppliers or partners. Due to the inherent uncertainties of litigation, the Company cannot accurately predict the impact of such actions or proceedings and their ultimate outcome. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify, as plaintiffs may seek recovery of very large or indeterminate amounts in these types of lawsuits, and the magnitude of the potential loss may remain unknown for substantial periods of time. Even if the Company were to be successful in defending such proceedings, the Company would still suffer from the distraction of management resources dedicated to such proceedings, incur certain expenses and possibly face harm to the Company’s reputation from case-related publicity. The ultimate resolution of these matters through settlement, mediation or court judgment could have a material impact on the Company’s financial condition, results of operations and/or cash flows.

The Company’s insurance coverage, customer indemnifications or other liability protections may be unavailable or inadequate to cover all of its significant risks or the Company’s insurers may deny coverage of or be unable to pay for material losses the Company incurs.

The Company strives to obtain various insurance policies for its business, including building insurance policies and liability insurance policies, business interruption insurance and directors’ and officers’ insurance. Not every risk or liability can be insured, and for risks that are insurable, the policy limits and terms of coverage reasonably obtainable in the market may not be sufficient to cover all actual losses or liabilities incurred. For example, certain risks, such as natural disasters, may not be insurable or may only be insurable at a disproportionately high cost. Even if insurance coverage is available, the Company may not be able to obtain it at a price or on terms acceptable to the Company. Disputes with insurance carriers, including over policy terms, reservation of rights, the applicability of coverage, compliance with provisions and/or the insolvency of one or more of the Company’s insurers may significantly affect the amount or timing of recovery.

In some circumstances the Company may be entitled to certain legal protections or indemnifications from the Company’s customers through contractual provisions, laws, regulations or otherwise. However, these protections are not always available, are typically subject to certain terms or limitations, and may not be sufficient to cover all losses or liabilities incurred. If insurance coverage, customer indemnifications and/or other legal protections are not available or are not sufficient to cover the Company’s risks or losses, it could have a material adverse effect on its financial position, results of operations and/or cash flows.

If the Company’s internal controls are found to be ineffective, its financial results or its share price may be adversely affected.

The Company will be required to comply with the standards adopted by the Public Company Accounting Oversight Board in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, regarding internal control over financial reporting one year following the Company’s first annual report required to be filed with the SEC. Further, if the Company ceases to be an emerging growth company, it will be required to comply with the independent registered public accounting firm attestation requirement on its internal control over financial reporting.

Sarbanes-Oxley requires, among other things, that the Company maintain effective disclosure controls and procedures and internal control over financial reporting. The development of the internal controls to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs. The process of becoming compliant with Section 404 may divert internal resources and will take a significant amount of time and effort to complete. The Company may experience higher than anticipated operating expenses during the implementation of these changes and thereafter. Completing documentation of the Company’s internal control system and financial processes, remediation of control deficiencies and management testing of internal controls will require substantial effort by the Company.

If the Company identifies material weaknesses or significant deficiencies in its internal control over financial reporting, it could lose investor confidence in the accuracy and completeness of the Company’s financial reports and the market price of its public shares could decline. Failure to remedy any material weakness in the Company’s internal control, or to implement or maintain other effective control systems required of public companies, could affect the Company’s ability to report its financial results on a timely and accurate basis and it could be subject to sanctions or investigations by the SEC or other regulatory authorities.

Risks Related to Being a Public Company

The market price of the PubCo Shares may be volatile or may decline regardless of PubCo’s operating performance. You may lose some or all of your investment.

The trading price of the PubCo Shares following completion of the Business Combination is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your PubCo Shares at an attractive price due to a number of factors such as the following:

●	PubCo’s operating and financial performance and prospects;

●	PubCo’s quarterly or annual earnings or those of other companies in its industry compared to market expectations;

●	conditions that impact demand for PubCo’s products and/or services;

●	future announcements concerning PubCo’s business, its customers’ businesses or its competitors’ businesses;

●	the public’s reaction to PubCo’s press releases or other public announcements and filings with the SEC;

●	the market’s reaction to PubCo’s reduced disclosure and other requirements as a result of being an “emerging growth company” under the JOBS Act;

●	the size of SEDA’s and PubCo’s public float;

●	the control of KME over PubCo;

●	coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

●	market and industry perception of PubCo’s success, or lack thereof, in pursuing its growth strategy;

●	strategic actions by PubCo or its competitors, such as acquisitions or restructurings;

●	changes in laws or regulations which adversely affect PubCo’s industry or PubCo;

●	privacy and data protection laws, privacy or data breaches, or the loss of data;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	changes in senior management or key personnel;

●	issuances, exchanges or sales, or expected issuances, exchanges or sales of PubCo shares;

●	changes in PubCo’s dividend policy;

●	adverse resolution of new or pending litigation against PubCo; and

●	changes in general market, economic and political conditions in the United States, Germany and other global economies or financial markets, including those resulting from inflation, natural disasters, terrorist attacks, acts of war and responses to such events.

These broad market and industry factors may materially reduce the market price of PubCo Shares, regardless of PubCo’s operating performance. In addition, price volatility may be greater if the public float and trading volume of PubCo Shares is low. As a result, you may suffer a loss on your investment.

PubCo’s share price may be exposed to additional risks because our business will become a public company through a “de-SPAC” transaction. There has been increased focus by government agencies on such transactions, and PubCo expects that increased focus to continue, and PubCo may be subject to increased scrutiny by the SEC and other government agencies on holders of PubCo securities as a result, which could adversely affect the price of PubCo Shares.

A market for PubCo’s shares may not develop, which could adversely affect the liquidity and price of its shares.

The price of PubCo’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for PubCo’s securities may never develop or, if developed, may not be sustained. In addition, the price of PubCo’s securities can vary due to general economic conditions and forecasts, its general business condition and the release of its financial reports. Additionally, if PubCo’s securities are not listed on, or become delisted from, the NYSE for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of its securities may be more limited than if it were quoted or listed on the NYSE or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

PubCo’s business and operations could be negatively affected if it becomes subject to any securities litigation, shareholder activism, regulatory actions or compliance issues which could cause PubCo to incur significant expenses, hinder execution of business and growth strategies, including by distracting PubCo’s management and impacting the price of PubCo securities.

In the past, following periods of market volatility, shareholders have instituted securities class action litigation. Shareholder activism, which could take many forms or arise in a variety of situations, as well as the frequency of lawsuits against SPAC sponsors, has been increasing recently, especially in the context of SPAC business combinations. Volatility in the share price of PubCo securities or other reasons may in the future cause PubCo to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert PubCo’s management attention and resources from PubCo’s business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to PubCo’s future, adversely affect its relationships with customers and make it more difficult to attract and retain qualified personnel. Also, PubCo may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, the price of PubCo securities could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism. Furthermore, PubCo and its subsidiaries have been and will continue to be subject to a number of regulations due to the nature of its business operations. PubCo and its subsidiaries may be subject to regulatory actions, including the potential assessment of penalties, to the extent Paragon and KME have not historically complied, or PubCo or its subsidiaries in the future do not comply, with one or more regulatory requirements of which PubCo or its subsidiaries may have been, or may in the future be, subject to. To the extent PubCo or one of its subsidiaries is required to pay any fees or penalties as a result of noncompliance with regulatory requirements, the impact of such payment may have an adverse effect on PubCo’s business, financial condition or results of operations.

PubCo does not intend to pay dividends on PubCo Shares for the foreseeable future.

PubCo currently intends to retain all available funds and any future earnings to fund the development and growth of its business. As a result, PubCo does not anticipate declaring or paying any cash dividends on PubCo Shares in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of PubCo Board and will depend on, among other things, PubCo’s business prospects, results of operations, financial condition, cash requirements and availability, certain restrictions related to PubCo indebtedness, industry trends and other factors that PubCo Board may deem relevant. Any such decision will also be subject to compliance with contractual restrictions and covenants in the agreements governing PubCo’s current and future indebtedness. In addition, PubCo may incur additional indebtedness, the terms of which may further restrict or prevent it from paying dividends on PubCo Shares. As a result, you may have to sell some or all of your PubCo Shares after price appreciation in order to generate cash flow from your investment, which you may not be able to do. PubCo’s inability or decision not to pay dividends could also adversely affect the market price of PubCo Shares.

The only principal asset of PubCo following the Business Combination will be its interest in the Target and accordingly, PubCo will depend on distributions from the Target to pay its debts and other obligations.

Upon consummation of the Business Combination, PubCo will be a holding company and will have no material assets other than its interests in the Target. PubCo is not expected to have independent means of generating revenue or cash flow, and its ability to pay taxes and operating expenses, as well as dividends in the future, if any, will be dependent upon the financial results and cash flows of the Target. There can be no assurance that the Target will generate sufficient cash flow to distribute funds to PubCo, or that applicable law and contractual restrictions, including negative covenants under any debt instruments, if applicable, will permit such distributions. See also, “— The Company has substantial debt, including an additional debt incurred in connection with the Business Combination, which may limit the Company’s ability to execute its business strategy, refinance existing debt or incur new debt.” The Target may enter into additional financing or other agreements in the future that may restrict the distribution of dividends or other payments to shareholders. If the Target does not distribute sufficient funds to PubCo to pay its taxes or other liabilities, PubCo may default on contractual obligations or have to borrow additional funds. In the event that PubCo is required to borrow additional funds, it could adversely affect PubCo’s liquidity and subject it to additional restrictions imposed by lenders.

If securities or industry analysts do not publish research or reports about PubCo’s business or the Business Combination or publish negative reports, the market price of PubCo Shares could decline.

The trading market for the PubCo Shares will be influenced by the research and reports that industry or securities analysts publish about PubCo, PubCo’s business or the Business Combination. PubCo may be unable or slow to attract research coverage and if one or more analysts cease coverage of PubCo, the price and trading volume of PubCo’s securities would likely be negatively impacted. If any of the analysts that may cover PubCo change their recommendation regarding PubCo’s securities adversely, or provide more favourable relative recommendations about PubCo’s competitors, the price of PubCo’s securities would likely decline. If any analyst that may cover PubCo ceases covering PubCo or fails to regularly publish reports on PubCo, it could lose visibility in the financial markets, which could cause the price or trading volume of PubCo’s securities to decline. If one or more of the analysts who cover PubCo downgrades PubCo Shares or if PubCo’s reporting results do not meet their expectations, the market price of PubCo Shares could decline. Moreover, the market price of PubCo Shares may decline as a result of the Business Combination if PubCo does not achieve the perceived benefits of the Business Combination as rapidly or to the extent anticipated by financial analysts, or the effect of the Business Combination on PubCo’s financial results is not consistent with the expectations of financial analysts. Accordingly, holders of PubCo Shares following the consummation of the Business Combination may experience a loss as a result of a decline in the market price of PubCo Shares. In addition, a decline in the market price of PubCo Shares following the consummation of the Business Combination could adversely affect PubCo’s ability to issue additional securities and to obtain additional financing in the future.

PubCo’s ability to timely raise capital in the future may be limited, or may be unavailable on acceptable terms, if at all. PubCo’s failure to raise capital when needed could harm its business, operating results and financial condition. Debt issued to raise additional capital may reduce the value of PubCo Shares.

PubCo cannot be certain when or if its operations will generate sufficient cash to fund its ongoing operations or the growth of its business. PubCo intends to make investments to support PubCo’s business and may require additional funds. Additional financing may not be available on favourable terms, if at all. If adequate funds are not available on acceptable terms, PubCo may be unable to invest in future growth opportunities, which could harm PubCo’s business, operating results and financial condition. If PubCo incurs debt, the debt holders could have rights senior to holders of PubCo Shares to make claims on PubCo’s assets. The terms of any debt could restrict PubCo’s operations, including its ability to pay dividends on PubCo Shares. As a result, PubCo shareholders bear the risk of future issuances of debt securities reducing the value of PubCo Shares.

The issuance of additional shares or convertible securities by PubCo could make it difficult for another company to acquire PubCo, may dilute your ownership of PubCo and could adversely affect the price of PubCo Shares.

In the future, PubCo may obtain financing to further increase its capital resources and may issue additional shares and/or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity, and/or preferred shares. Issuing additional PubCo Shares, other equity securities, and/or securities convertible into equity may dilute the economic and voting rights of PubCo’s existing shareholders, reduce the market price of outstanding PubCo Shares, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit PubCo’s ability to pay dividends to the holders of PubCo Shares. PubCo’s decision to issue securities in any future offering will depend on market conditions and other factors beyond its control, which may adversely affect the amount, timing or nature of its future offerings. As a result, holders of PubCo Shares bear the risk that PubCo’s future offerings, exercise of PubCo warrants and exercise of any options under any stock option plans may reduce the market price of PubCo Shares and dilute their percentage ownership. See the section entitled “Description of PubCo Securities.”

Future resales of PubCo Shares after the consummation of the Business Combination may cause the market price of PubCo’s securities to drop significantly, even if PubCo’s business is doing well.

Pursuant to the Lock-Up Agreement, after the consummation of the Business Combination and subject to certain exceptions, the Sponsor, KME Special and certain directors and officers of PubCo will be contractually restricted from selling or transferring any of their PubCo Shares. Such restrictions begin at Closing and end on the earlier of (i) (x) with respect to the Sponsor, the date that is 360 days after Closing, and (y) with respect to KME Special and certain directors and officers of PubCo, the date that is 180 days after Closing, (ii) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction after the Closing Date of the Business Combination that results in all of the Public Shareholders of PubCo having the right to exchange their PubCo Shares for cash securities or other property and (iii) the liquidation of PubCo.

However, following the expiration of such lock-up, the Sponsor, KME Special and certain directors and officers of PubCo, will not be restricted from selling PubCo Shares held by them, other than by applicable securities laws. Upon completion of the Business Combination and assuming that no Public Shares are redeemed in connection with the Business Combination, the Sponsor, KME Special and certain directors and officers of PubCo will collectively beneficially own approximately          % of the outstanding PubCo Shares at Closing, assuming that no additional Public Shareholders redeem their Public Shares in connection with the Business Combination. Assuming a maximum redemption of          Public Shares in connection with the Business Combination, in the aggregate, the ownership of the Sponsor, KME Special and certain directors and officers of PubCo would rise to          % of the outstanding PubCo Shares at Closing.

The PubCo shares held by the Sponsor, KME Special and certain directors and officers of PubCo may be sold after the expiration of the applicable lock-up period under the Lock-Up Agreement, subject to applicable securities laws. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the market price of PubCo Shares and the market price of PubCo Shares could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Upon the Closing of the Business Combination and based on the assumptions laid out in the unaudited pro forma condensed combined financial information appearing elsewhere in this proxy statement/prospectus, KME is expected to hold 52.2% of the equity interest and voting power in PubCo assuming (i) no redemption rights are exercised, (ii) KME is not required to provide the Additional Financing and (iii) no warrants are exercised (and 36.0%, if all warrants were exercised), and 52.3% of the equity interest and voting power in PubCo assuming (i) the maximum redemption rights are exercised, (ii) KME is not required to provide the Additional Financing and (iii) no warrants are exercised (and 36.1% if all warrants were exercised).

Upon the closing of the Business Combination and based on the assumptions laid out in the unaudited pro forma condensed combined financial information appearing elsewhere in this proxy statement/prospectus, KME is expected to hold 52.2% of the equity interest and voting power in PubCo assuming (i) no redemption rights are exercised, (ii) KME is not required to provide the Additional Financing and (iii) no warrants are exercised (and 36.0%, if all warrants were exercised), and 52.3% of the equity interest and voting power in PubCo assuming (i) the maximum redemption rights are exercised, (ii) KME is not required to provide the Additional Financing and (iii) no warrants are exercised (and 36.1% if all warrants were exercised). In the event KME provides the Additional Financing in the amount of $35 million, its equity stake in PubCo would be 60.1% assuming (i) no redemption rights are exercised and (ii) no warrants are exercised (and 41.5%, if all warrants were exercised), and 60.1% assuming (i) the maximum redemption rights are exercised and (ii) no warrants are exercised (and 41.5%, if all warrants were exercised). The foregoing scenarios are for illustrative purposes only, as the actual number of redemptions by SEDA’s Public Shareholders is unknowable prior to the SEDA shareholder vote with respect to the Business Combination Agreement. Further, the number of shares held by PIPE investors has been calculated using the trust account balance as of December 31, 2023, as the unaudited pro forma condensed combined statement of financial position was prepared with the assumption that the Transactions were consummated on December 31, 2023; while the number of shares the Public Shareholders will receive under the two scenarios are calculated using the conversion ratio included in the Business Combination Agreement, which was calculated with the expected cash amount in the trust account as of June 30, 2024. Given the Available Cash as of Closing is $175 million, these assumptions result in a larger number of PIPE investment shares in the pro forma financial information than that at the expected closing date June 30, 2024 under both scenarios. Accordingly, the actual financial position and results of operations, as well as the number of PubCo Shares outstanding, shares of PIPE investment and the percentage owned by each shareholder as of the closing may differ significantly from the pro forma information presented elsewhere in this proxy statement/prospectus.

As a result of KME’s majority ownership and voting power, which would give it the ability to control the outcome of certain matters submitted to PubCo’s shareholders for approval, including the appointment or removal of directors (subject to certain limitations described elsewhere in this proxy statement/prospectus), PubCo is expected to qualify as a “controlled company” within the meaning of NYSE’s corporate governance standards. Therefore, PubCo will have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of its board of directors shall consist of independent directors and the requirement that its nominating and corporate governance committee and compensation committee shall be composed entirely of independent directors. PubCo does not currently intend to take advantage of the controlled company exemption, however, it may do so in the future. Therefore, PubCo’s shareholders may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

PubCo’s management has limited experience in operating a public company.

PubCo executive officers have limited experience in the management of a publicly traded company. The PubCo management team may not successfully or effectively manage its transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the Target. PubCo may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for PubCo to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that PubCo will be required to expand its employee base and hire additional employees to support its operations as a public company which will increase its operating costs in future periods.

PubCo will incur increased costs and obligations as a result of being a public company.

As privately held businesses, cunova and the KME Aerospace Business have not been required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, PubCo will incur significant legal, accounting and other expenses that cunova and the KME Aerospace Business were not required to incur in the recent past, particularly after it is no longer an “emerging growth company” as defined under the JOBS Act. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act, the JOBS Act, and the rules and regulations of the SEC and national securities exchanges have created uncertainty for public companies and increased the costs and the time that PubCo’s board of directors and management must devote to complying with these rules and regulations. PubCo’s management expects these rules and regulations to increase its legal and financial compliance costs and lead to a diversion of management time and attention from revenues generating activities.

Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from its focus on cunova’s business strategy, which could prevent cunova from improving its business, results of operations and financial condition. cunova has made, and will continue to make, changes to its internal controls and procedures for financial reporting and accounting systems to meet its reporting obligations as a publicly traded company. However, the measures it takes may not be sufficient to satisfy PubCo’s obligations as a publicly traded company.

If PubCo is unable to maintain an effective system of internal controls and compliances, its business and reputation could be adversely affected.

While PubCo manages regulatory compliance by monitoring and evaluating its internal controls to ensure that it is in compliance with all relevant statutory and regulatory requirements, there can be no assurance that deficiencies in its internal controls and compliances will not arise, or that it will be able to implement, and continue to maintain, adequate measures to rectify or mitigate any such deficiencies in its internal controls, in a timely manner or at all. As PubCo continues to grow, there can be no assurance that there will be no other instances of such inadvertent non-compliances with statutory requirements, which may subject it to regulatory action, including monetary penalties, which may adversely affect its business and reputation.

PubCo’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it following consummation of the Business Combination could have a material adverse effect on its business, financial condition, results of operations, cash flow and prospects.

Section 404 of the Sarbanes-Oxley Act will require PubCo to evaluate the effectiveness of its internal control over financial reporting as of the end of each fiscal year, including a management report assessing the effectiveness of its internal control over financial reporting beginning with its Annual Report for the year ending December 31, 2025. Additionally, once PubCo ceases to be an emerging growth company, its independent registered accounting firm will also be required to attest to the effectiveness of its internal controls over financial reporting in each Annual Report to be filed with the SEC. PubCo may in the future identify material weaknesses or significant deficiencies that it may be unable to remedy before the requisite deadline for those reports. PubCo’s ability to comply with the annual internal control reporting requirements will depend on the effectiveness of its financial reporting and data systems and controls across its company. PubCo expects these systems and controls to involve significant expenditures and to become increasingly complex as its business grows. To effectively manage this complexity, PubCo will need to continue to improve its operational, financial and management controls and its reporting systems and procedures. Any weaknesses or deficiencies or any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm its operating results and cause it to fail to meet its financial reporting obligations or result in material misstatements in its financial statements, which could adversely affect our business and reduce its share price.

PubCo will be an “emerging growth company.” The reduced public company reporting requirements applicable to emerging growth companies may make PubCo Shares less attractive to investors.

PubCo qualifies as an “emerging growth company,” as defined in the JOBS Act. While PubCo remains an emerging growth company, it is permitted to and plans to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These provisions include: (i) an exemption from compliance with the auditor attestation requirement in the assessment of PubCo’s internal control over financial reporting pursuant to Section 404 of Sarbanes-Oxley, (ii) not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, (iii) reduced disclosure obligations regarding executive compensation arrangements in PubCo’s periodic reports, registration statements, and proxy statements, and (iv) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, the information PubCo provides will be different than the information that is available with respect to other public companies that are not emerging growth companies.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as PubCo is an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable.

PubCo cannot predict whether investors will find PubCo Shares less attractive if it relies on these exemptions. If some investors find PubCo Shares less attractive as a result, there may be a less active trading market for the PubCo Shares. The market price of PubCo Shares may be more volatile.

PubCo will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (1) following the fifth anniversary of the consummation of the Business Combination, (2) in which PubCo has total annual gross revenue of at least $1.235 billion, or (3) in which PubCo is deemed to be a large accelerated filer, which means the market value of PubCo Shares that is held by non-affiliates equaled or exceeded $700 million as of the end of that year’s second fiscal quarter, and (ii) the date on which PubCo has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

Furthermore, regardless of whether PubCo qualifies as an “emerging growth company,” as long as PubCo continues to qualify as a foreign private issuer under the Exchange Act, PubCo will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, PubCo will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and will not be required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a “foreign private issuer” under the rules and regulations of the SEC, PubCo is permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home-country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers.

PubCo is, and will be after the consummation of the Business Combination is expected to be, considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, PubCo is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although it may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. PubCo is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, PubCo’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of PubCo’s securities.

In addition, as a “foreign private issuer”, PubCo is permitted to follow certain home-country corporate governance practices in lieu of certain NYSE requirements. A foreign private issuer must disclose in its Annual Reports filed with the SEC each NYSE requirement with which it does not comply followed by a description of its applicable home country practice. PubCo’s established practices in the area of corporate governance will be in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. PubCo does not expect that there will be any significant differences between PubCo’s corporate governance practices and the NYSE standards applicable to listed U.S. companies. PubCo cannot give any assurances that it will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available NYSE exemptions that would allow PubCo to follow its home country practice. Unlike the requirements of NYSE, PubCo is not required, under the corporate governance practice and requirements in England and Wales, to have its board consist of a majority of independent directors, nor is PubCo required to have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors, or have regularly scheduled executive sessions with only independent directors each year. Such home country practices may afford less protection to holders of PubCo’s securities. PubCo does not currently intend to take advantage of the home country corporate governance exemptions outlined above. For additional information, see the section of this proxy statement/prospectus entitled “Management of PubCo After the Business Combination — Foreign Private Issuer.”

PubCo would lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of PubCo’s outstanding voting securities becomes directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of PubCo’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of PubCo’s assets are located in the United States; or (iii) PubCo’s business is administered principally in the United States. If PubCo loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, PubCo would likely incur substantial costs in fulfilling these additional regulatory requirements and members of PubCo’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

Risks Related to the Business Combination

The market price of PubCo Shares after the Business Combination may be affected by factors different from those currently affecting the prices of Public Shares.

Upon completion of the Business Combination, holders of SEDA Shares will become holders of PubCo Shares and holders of SEDA Warrants will become holders of SEDA Adjusted Warrants. Prior to the Business Combination, SEDA has had limited operations. Upon completion of the Business Combination, PubCo’s results of operations will depend upon the performance of the business of cunova and the Aerospace Business, which will form cunova’s fourth segment following the Business Combination, and which are affected by factors that are different from those currently affecting the results of operations of SEDA.

There can be no assurance that PubCo Shares (or SEDA Adjusted Warrants) will be approved for listing on the NYSE or that PubCo Shares will be able to comply with the continued listing standards of the NYSE.

In connection with the Closing, PubCo intends to list its PubCo Shares and SEDA Adjusted Warrants on the NYSE under the symbols “CUNO” and “CUNO.WS,” respectively. The criteria for continued listing on the NYSE include satisfying certain minimum shareholder, trading volume and/or public float requirements. If, after the Business Combination, the NYSE delists PubCo Shares from trading on its exchange for failure to meet the listing standards, PubCo and its shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for the PubCo Shares;

●	reduced liquidity for the PubCo Shares;

●	a determination that PubCo Shares is a “penny stock” which will require brokers trading in PubCo Shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for the PubCo Shares;

●	a limited amount of analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

The Business Combination Agreement is subject to a number of conditions which must be fulfilled in order to complete the Business Combination. Those conditions include, among others: (i) approval of the Business Combination and related agreements and transactions by the SEDA shareholders, including the approval of the Warrant Amendment, (ii) approvals and consents from the necessary government agencies and regulators, (iii) the absence of any legal restraints on the Closing, (iv) receipt of conditional approval for listing on the NYSE of PubCo Shares and SEDA Adjusted Warrants, (v) Debt Refinancing by JV GmbH, and, accordingly, the Business Combination may not be completed. In addition, the parties can mutually decide to terminate the Business Combination Agreement at any time, before or after shareholder approval, or SEDA and the Shareholders may elect to terminate the Business Combination Agreement in certain other circumstances. See the section entitled “The Business Combination Agreement — Conditions to Closing of the Business Combination” for more information.

We have a minimum available cash condition, which may make it more difficult for us to complete the Business Combination as currently contemplated.

The Business Combination Agreement provides that the obligation of JV GmbH, PP Holding and the Shareholders to consummate the Business Combination is conditioned on, among other things, that as of the Closing Date, the cash in the Trust Account into which substantially all of the proceeds of SEDA’s Initial Public Offering, private placements of SEDA Private Warrants and of the additional amounts paid in connection with the Extension have been deposited, after deducting the amount required to be paid to SEDA shareholders who elect to exercise their redemption rights, together with the proceeds from certain debt financing (other than a Debt Refinancing) obtained prior to the Closing Date, any PIPE Investment, any other equity or debt financing obtained on or prior to the Closing Date, be equal to at least $140,000,000, also referred to herein as the “Minimum Cash Condition.”

There can be no assurance that JV GmbH and the Shareholders (the parties that have a right to waive the Minimum Cash Condition pursuant to the terms of the Business Combination Agreement) would waive the Minimum Cash Condition and all such parties must agree to waive such condition in writing in order for the Minimum Cash Condition to be waived. If such condition is neither met nor waived pursuant to the terms of the Business Combination Agreement, then the proposed Business Combination Agreement would not be consummated.

SEDA’s ability to complete the Business Combination may be impacted if the Business Combination is subject to U.S. foreign investment regulations and review by a U.S. government entity, such as the CFIUS, and ultimately prohibited.

The Business Combination falls within CFIUS’s jurisdiction. The parties to the Business Combination Agreement have determined that they are required to make a mandatory filing to CFIUS before the Closing, which was filed on April 25, 2024. No foreign government controls SEDA or Sponsor, nor are we aware of any sensitive non-U.S. investors that could ultimately result in CFIUS electing to block the Business Combination. Nevertheless, CFIUS may decide to delay the Business Combination, impose conditions to mitigate national security concerns with respect to the Business Combination or recommend that the U.S. president blocks the Business Combination or orders the divestiture of all or a portion of a U.S. business of PubCo.

The process of government review, whether by the CFIUS or otherwise, could be lengthy and SEDA has limited time to complete the Business Combination. If SEDA cannot complete the Business Combination by July 2, 2024 (or, if the Second Extension is approved, by August 2, 2024, with the option for the SEDA Board to implement up to three additional one-month extensions up to November 2, 2024), or such later date that may be approved by SEDA shareholders, because the review process extends beyond such timeframe or because the Business Combination is ultimately prohibited by CFIUS or another U.S. government entity, SEDA may be required to liquidate or seek approval from its shareholders of an additional extension of the date by which it must consummate an initial business combination in order to consummate the Business Combination. If SEDA liquidates, the Public Shareholders may only receive a pro rata amount of the funds in the Trust Account, and the SEDA Public Warrants will expire worthless. This will also cause you to lose the investment opportunity in the Target and the chance of realizing future gains on your investment through any price appreciation in PubCo.

Target will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

Uncertainty about the effect of the Business Combination on the Target’s employees and customers may have an adverse effect on the Target and consequently on SEDA. These uncertainties may impair the Target’s ability to attract, retain and motivate key personnel until the Business Combination is completed and could cause customers and others that deal with the Target to seek to change existing business relationships with the Target. Retention of certain employees may be challenging during the pendency of the Business Combination as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, PubCo’s business following completion of the Business Combination could be negatively impacted. In addition, the Business Combination Agreement restricts the Target, JV GmbH and PP Holding from making certain expenditures and taking other specified actions without the consent of SEDA until the Business Combination occurs. These restrictions may prevent the Target from pursuing attractive business opportunities that may arise prior to the completion of the Business Combination. See the section entitled “The Business Combination Agreement — Covenants.”

During the Interim Period, SEDA is prohibited from entering into certain transactions that might otherwise be beneficial to SEDA or its shareholders.

Until the earlier of consummation of the Business Combination or termination of the Business Combination Agreement, SEDA is subject to certain limitations on the operations of its business, as summarized under the “The Business Combination Agreement — Covenants.” The limitations on SEDA’s conduct of its business during this period could have the effect of delaying or preventing other strategic transactions and may, in some cases, make it impossible to pursue business opportunities that are available only for a limited time.

SEDA directors and officers and the Sponsor and its affiliates may have interests in the Business Combination different from the interests of Public Shareholders and SEDA Public Warrant holders.

The Sponsor and SEDA’s directors and executive officers have collectively invested an aggregate of approximately $9.3 million in SEDA and could potentially lose this entire amount if an initial Business Combination is not consummated by July 2, 2024, and they may therefore be incentivized to complete a business combination with a less favorable target company or a business combination on terms less favorable to shareholders and warrant holders rather than to cause SEDA to liquidate. Certain of SEDA’s executive officers and certain non-employee directors, as well as the Sponsor and its affiliates, may have interests in the Business Combination that may be different from, or in addition to, the interests of SEDA shareholders and the SEDA warrant holders generally. As a result, the Sponsor may have a conflict of interest in determining whether the Target is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination. The SEDA Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Business Combination Agreement and in recommending that the Business Combination Agreement and the transactions contemplated thereby be approved by the shareholders of SEDA and the Warrant Amendment Proposal be approved by the SEDA warrant holders, as further discussed below.

These interests include, among other things:

(i)	Upon the closing of the Initial Public Offering and partial exercise of the over-allotment option, the Sponsor has invested an aggregate of $7,212,057, comprised of the $13,197 purchase price for its 2,639,375 SEDA Class B Shares and the $7,198,860 purchase price for its 7,198,860 SEDA Private Warrants. If the Business Combination or another business combination is not consummated within the Completion Window, SEDA will cease all operations except for the purpose of winding up, redeeming the outstanding Public Shares for cash and, subject to the approval of its remaining SEDA shareholders and the SEDA Board, dissolving and liquidating. In such event, the 2,639,375 SEDA Class B Shares held by the Sponsor would be worthless because the Sponsor is not entitled to participate in any redemption or distribution with respect to such SEDA Class B Shares. Additionally, in such event, the 7,198,860 SEDA Private Warrants will also expire worthless. As of , 2024, the Record Date for the SEDA General Meeting, the PubCo Shares that the Sponsor will hold following the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of $ , based upon the closing price of $ per SEDA Class A Share on the NYSE on , 2024, the most recent closing price, and $ , based on an implied transaction price of $ per share. As of , 2024, the Record Date for the SEDA General Meeting, the SEDA Private Warrants had an aggregate market value of $ based upon the closing price of $ per Public Warrant on the NYSE on , 2024, the most recent closing price.

(ii)	In order to finance transaction costs in connection with a business combination, the Sponsor, members of the SEDA founding team or any of their affiliates may, but are not obligated to (other than pursuant to Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note), make certain working capital loans as may be required. On September 8, 2023, SEDA issued an unsecured promissory note to the Sponsor for an aggregate amount of up to $1,200,000 in working capital loans pursuant to the Sponsor Promissory Note. On September 29, 2023, SEDA issued an unsecured promissory note to Seaside for an aggregate amount of up to $150,000 in working capital loans pursuant to the Seaside Promissory Note. On October 10, 2023, SEDA issued an unsecured promissory note to Capricorn for up to $150,000 pursuant to the Capricorn Promissory Note. Each of, the Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note is non-interest bearing and is due and payable in full on the earlier of (i) the date on which SEDA consummates an initial Business Combination and (ii) the date that the winding up of SEDA is effective. The Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note may, at the discretion of the Sponsor, Seaside or Capricorn, respectively, be repayable in warrants to purchase ordinary shares of SEDA at a price of $1.00 per warrant, rounded up to the nearest whole number of warrants. In the event that the Business Combination does not close, SEDA may use proceeds held outside the Trust Account to repay the Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note, but no proceeds held in the Trust Account would be used for such repayment. The Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note will be repaid in cash upon consummation of the Business Combination. As of the date hereof, SEDA has borrowed $900,000 under the Sponsor Promissory Note, $112,500 under the Seaside Promissory Note and $150,000 under the Capricorn Promissory Note. If SEDA does not complete a business combination by the Completion Window, there may not be sufficient assets to repay the outstanding balance under the Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note and such promissory notes will be worthless.

(iii)	There will be no finder’s fees, reimbursements or cash payments made by SEDA to the Sponsor or SEDA’s officers or directors, or SEDA’s or any of their affiliates, for services rendered to SEDA prior to or in connection with the completion of the Business Combination, other than payment of the amount for office space, utilities, administrative and support services and repayments of any outstanding balance of the Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note, as described herein. SEDA’s directors and officers and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on SEDA’s behalf, such as identifying and investigating possible business targets and business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on SEDA’s behalf. However, if SEDA fails to consummate a business combination by the Completion Window, SEDA’s directors and officers will not have any claim against the Trust Account for reimbursement. Accordingly, SEDA may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within the Completion Window. As of the date hereof, approximately $34,652 was outstanding in out-of-pocket expense reimbursements. Additionally, under the: (i) Administrative Services Agreement, the Sponsor is entitled to $20,000 per month for office space, utilities, administrative and support services provided to SEDA’s management team, which commenced on October 28, 2021, and will continue through the earlier of consummation of a business combination or SEDA’s liquidation, and (ii) under the Investment Advisory Agreement (as amended pursuant to a side letter dated January 21, 2022), Sustainable Developmental Capital LLP

(the “Advisor”) is entitled to $20,000 per month from Sponsor for certain advisory services, which commenced on February 16, 2021, and will continue through to the liquidation of the Sponsor, and 659,844 SEDA Class B Shares (subject to amendment in the Business Combination Agreement and/or Sponsor Support Agreement). SEDA incurred $0 and $240,000 in expenses in connection with such services during the year ended December 31, 2023, respectively. SEDA incurred $0 and $100,000 in expenses in connection with such services from January 1, 2024 to the date hereof, respectively. SEDA had $134,652 and $234,652 recorded in accrued related party expenses in connection with such services as of December 31, 2023 and as of the date hereof, respectively. Pursuant to a share letter dated October 17, 2023, as amended on May 10, 2024, entered into by and between SEDA and Harebell S.r.l. (“Harebell”), an Italian limited liability company with registered office in Milan, whose majority shareholder and sole director is Mr. Nicolò Dubini, Harebell will be paid a finder’s fee of 22,334 SEDA Class A Shares in connection with consummation of the Business Combination.

(iv)	SEDA’s existing directors and officers will be eligible for continued indemnification and continued coverage under SEDA’s directors’ and officers’ liability insurance following completion of the Business Combination pursuant to the Business Combination Agreement.

(v)	Given the differential in the purchase price that Sponsor paid for the SEDA Class B Shares and/or the SEDA Private Warrants as compared to the price of the Public Shares and SEDA Public Warrants, Sponsor can earn a positive return on its investment, even if the Public Shareholders have a negative return on their investment in PubCo.

(vi)	In event of the liquidation of the Trust Account, the Sponsor has agreed, under the Letter Agreement, dated October 28, 2021, among SEDA, the Sponsor and SEDA’s officers and directors, to indemnify and hold harmless SEDA against any and all losses, liabilities, claims, damages and expenses to which SEDA may become subject as a result of any claim by (i) any third party for services rendered or products sold to SEDA or (ii) a prospective target business with which SEDA has entered into an acquisition agreement; provided that such indemnification of SEDA by the Sponsor will apply only to the extent necessary to ensure that such claims by a third party for services rendered or products sold to SEDA or a target do not reduce the amount of funds in the Trust Account to below (i) $10.00 per share of SEDA Class A Shares or (ii) such lesser amount per SEDA Class A Share held in the Trust Account due to reductions in the value of the trust assets as of the date of the liquidation of the Trust Account, in each case, net of the amount of interest earned on the property in the Trust Account, which may be withdrawn to pay tax obligations, except as to any claims by a third party (including a target) who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under SEDA’s indemnity of the underwriters in SEDA’s Initial Public Offering against certain liabilities, including liabilities under the Securities Act. If SEDA consummates the Business Combination, on the other hand, Merger Sub will be liable for all such claims.

(vii)	Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to, among other things, vote in favour of the Business Combination Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

(viii)	Subject to certain limited exceptions, certain PubCo Shares will not be transferable following the Closing until the date that is 180 days after the Closing.

(ix)	Certain of SEDA’s officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present business combination opportunities to such entity. Accordingly, in the future, if any of SEDA’s officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honour his or her fiduciary or contractual obligations to present such opportunity to such entity. SEDA does not believe, however, that any fiduciary duties or contractual obligations of its officers or directors would materially undermine SEDA’s ability to complete a business combination. The Existing Articles provide that SEDA’s directors and officers renounce any interest or expectancy in, or in being offered, any corporate opportunity offered to any director or officer, but no director or officer of SEDA has any duty, except and to the extent expressly assumed by contract, to communicate or offer any such corporate opportunity to SEDA’s directors and officers and shall not be in breach of any fiduciary duty as a director or officer, solely by reason of fact that such party pursues or acquires such corporate opportunity for himself, herself or itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to SEDA. This waiver allows the Sponsor and its affiliates to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. However, SEDA does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target.

(x)	As of Closing, the PubCo Board will consist of seven natural persons, of which two members will be identified by SEDA and five members will be identified by KME. SEDA and KME will ensure that the composition of the post-Closing PubCo Board will satisfy the applicable requirements for: (i) PubCo to qualify as a “foreign private issuer” (as defined in the Securities Act), (ii) PubCo to be solely tax resident in the United Kingdom, (iii) maintaining a listing of PubCo’s securities on the NYSE, and (iv) the Takeover Code to not apply.

Given the interests described above, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the PubCo Shares trade below the price initially paid for the SEDA Units in the Initial Public Offering and the Public Shareholders and SEDA Public Warrant holders experience a negative rate of return following the completion of the Business Combination. As such, the Sponsor and its affiliates may have more of an economic incentive for SEDA to, rather than liquidate if it fails to complete an initial business combination by the end of the Completion Window, enter into an initial business combination on potentially less favourable terms with a potentially less favourable, riskier, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their SEDA Class B Shares.

The SEDA Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Business Combination Agreement and in recommending that the Business Combination and the Warrant Amendment Proposal be approved by SEDA shareholders and SEDA warrant holders, as applicable. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination.”

The SEDA Board concluded that the Business Combination Agreement, each of the Ancillary Documents and the transactions contemplated therein are in the best interests of SEDA and that it is advisable for SEDA to enter into the Business Combination Agreement, each of the Ancillary Documents, and to consummate the transactions contemplated therein. In view of the wide variety of factors considered by the SEDA Board in connection with its evaluation, negotiation and recommendation of the Business Combination and related transactions and the complexity of these matters, the SEDA Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Rather, the SEDA Board based its evaluation, negotiation and recommendation of the Business Combination and the Warrant Amendment on the totality of the information presented to and considered by it. The SEDA Board evaluated the reasons described above with the assistance of SEDA’s outside advisors. In considering the factors described above and any other factors, individual members of the SEDA Board may have viewed factors differently or given different weights to other or different factors.

After careful consideration, the SEDA Board unanimously (i) declared the advisability of the Business Combination and the other transactions contemplated by the Business Combination Agreement (ii) determined that the Business Combination and the other transactions contemplated by the Business Combination Agreement are in the best interests of SEDA shareholders, and (iii) approved the terms and provisions of the Business Combination Agreement and the transactions contemplated by it. The SEDA Board further unanimously (i) declared the advisability of the Warrant Amendment and the other transactions contemplated thereby and (ii) determined that the Warrant Amendment and the other transactions contemplated thereby are in the best interests of SEDA and SEDA warrant holders.

The exercise of SEDA’s directors’ and officers’ discretion in agreeing to changes to or waivers of the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in SEDA’s best interest.

In the period leading up to Closing, events may occur that, pursuant to the Business Combination Agreement, would require SEDA to agree to amend the Business Combination Agreement, to consent to certain actions taken by the Target, the Shareholders or PubCo or to waive rights that SEDA is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of the Target’s business, a request by the Target or the Shareholders to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on the Target’s business or could entitle SEDA to terminate the Business Combination Agreement. In any of such circumstances, it would be at SEDA’s discretion, acting through its board of directors, to grant its consent or waive those rights, and, under the Business Combination Agreement, such consent or waiver in certain cases shall not be unreasonably withheld.

The existence of financial and personal interests of one or more of the directors or officers described in the preceding risk factors (and elsewhere in this proxy statement/prospectus) may result in conflicts of interest on the part of such director(s) or officer(s) between what they may believe is in the best interests of SEDA and what they may believe is best for themselves, despite the fact that the directors of SEDA are under a fiduciary duty to act in the best interest of SEDA as a matter of Cayman Island law. As of the date of this proxy statement/prospectus, SEDA does not believe there will be any changes or waivers that SEDA’s directors and officers would be likely to make before Closing.

SEDA has not obtained a third-party valuation or a fairness opinion from an independent investment banking firm or another independent firm, and consequently, you may have no assurance from an independent source that the terms of the Business Combination are fair to SEDA or the SEDA shareholders from a financial point of view.

The SEDA Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination and recommend that the SEDA shareholders vote to approve the Business Combination. SEDA is not required to obtain an opinion from an independent investment banking firm that is a member of FINRA or from another independent firm that the price it is paying for the Target is fair to SEDA or the SEDA shareholders from a financial point of view. In analysing the Business Combination, the SEDA Board and its management conducted due diligence on the Target and researched the industry in which the Target operates and concluded that the Business Combination was in the best interest of SEDA and the SEDA shareholders. Accordingly, SEDA shareholders will be relying solely on the judgment of the SEDA Board in determining the value of the Target, and the SEDA Board may not have properly valued such business. The lack of third-party valuation or fairness opinion may increase the number of SEDA shareholders that vote against the Business Combination or demand redemption of the SEDA Class A Shares, which could adversely impact our ability to consummate the Business Combination and/or the ability of PubCo to operate and meet its financial obligations as they become due.

In July and October 2022, the IPO Underwriters notified SEDA that they had determined to gratuitously waive their respective entitlements to the payment of any deferred compensation in connection with their role as underwriters in the Initial Public Offering that would otherwise become due upon the Closing of the Business Combination.

In connection with their role as underwriters in the Initial Public Offering, the IPO Underwriters were entitled to payment of deferred underwriting fees upon consummation of an initial business combination by SEDA. Each of the IPO Underwriters facilitated introductions between SEDA and certain potential business combination targets, but neither of the IPO Underwriters has had any role in the identification or evaluation of the Target as a business combination target for SEDA. The IPO Underwriters provided no services and did not introduce any potential targets to SEDA post the fourth quarter of 2022. As the IPO Underwriters were not performing any services in connection with the Business Combination, in order to reduce transaction costs in connection with the Business Combination, SEDA requested that the IPO Underwriters waive any entitlement to such fees in connection with the consummation of the Business Combination. SEDA initiated the requests for the waivers from the IPO Underwriters in light of industry conditions at the time. Specifically, SEDA was aware of other special purpose acquisition companies that had received waivers of deferred fees, wherein no assistance was provided by IPO underwriters towards closing of a business combination transaction. In July and October 2022, the IPO Underwriters waived, gratuitously and without consideration, their respective entitlement to the payment of any such deferred fees, despite having already performed all obligations required to entitle them to such payment.

Neither of the IPO Underwriters provided an additional reason for such gratuitous waivers, and SEDA did not request that the IPO Underwriters provide an additional reason for such waivers. SEDA is not aware of any disagreements with either of the IPO Underwriters regarding the disclosure in this proxy statement/prospectus or any matter relating to SEDA’s or the Target’s operations, prospects, policies, procedures or practices. As the waivers expressly indicate that the IPO underwriters do not act in any capacity with respect to the Business Combination, to SEDA’s understanding such waivers constitute the IPO Underwriters’ resignation and/or refusal to act, as applicable, in any capacity with respect to the Business Combination. BofA Securities, Inc. has expressly disclaimed responsibility for any portion of any registration statement that SEDA may file. Although Goldman Sachs has not affirmatively disclaimed responsibility for the disclosure in this proxy statement/prospectus, SEDA believes that the gratuitous waiver by each of the IPO Underwriters of their respective entitlement to deferred underwriting fees indicates that they do not want to be associated with the disclosure or underlying analysis related to the Business Combination and contained in this proxy statement/prospectus.

SEDA has no ongoing contractual relationships with either of the IPO Underwriters, the IPO Underwriters were not involved in the preparation or review of this proxy statement/prospectus and have not been engaged to act in any capacity related to the Business Combination. Neither of the IPO Underwriters has had any role in the identification or evaluation of the Target as a business combination target for SEDA, except for the facilitation of introductions between SEDA and certain potential business combination targets as described above. As such, the gratuitous waivers by the IPO Underwriters did not impact SEDA’s evaluation of the Business Combination or the preparation of this proxy statement/prospectus. Because the IPO Underwriters have not been involved in the preparation and review of this proxy statement/prospectus, SEDA’s investors will not have the benefit of the IPO Underwriters’ review and investigation of the disclosures provided in the proxy statement/prospectus.

The indemnification and contribution obligations of SEDA to each of the IPO Underwriters, as set forth in the Underwriting Agreement, with respect to the Initial Public Offering, (i) expressly survived the waiver of the deferred underwriting commission with respect to Goldman Sachs, as set forth in its waiver, and (ii) may have survived the waiver of the deferred underwriting commission with respect to BofA Securities, Inc.

SEDA requested that each of the IPO Underwriters confirm that it agrees with the disclosure regarding the waiver of its deferred underwriting discounts and commissions and the risks and conclusions stated herein, and both IPO Underwriters declined to provide such a letter.

Although SEDA does not believe that the gratuitous waivers by the IPO Underwriters will impact the consummation of the Business Combination, it is possible that such waivers adversely affect market perception of the Business Combination generally. If market perception of the Business Combination is adversely impacted, an increased number of shareholders may elect to redeem their Public Shares. Investors should be aware that the waiver of a deferred underwriting fee is unusual and some investors may find the Business Combination less attractive as a result. This may make it more difficult for SEDA to complete the Business Combination. Accordingly, investors should not place any reliance on the participation of the IPO Underwriters in the Initial Public Offering in respect of the Business Combination.

Because PubCo will become a publicly traded company through the Business Combination rather than an underwritten initial public offering, the scope of due diligence conducted may be different from that conducted by an underwriter in an underwritten initial public offering.

PubCo that will be the ultimate parent company of the Target and will effectively become a publicly listed company upon the completion of the Business Combination. The Business Combination and the transactions described in this proxy statement/prospectus differ from an underwritten initial public offering. In a traditional underwritten initial public offering, underwriters typically conduct a certain amount of due diligence on the company being taken public in order to establish a due diligence defense against liability claims under federal securities laws. Because SEDA is already a publicly listed company, an underwriter has not been engaged. The due diligence conducted by management and the SEDA Board may be different than the due diligence undertaken by an underwriter in a traditional initial public offering. The Sponsor may have an inherent conflict of interest because its shares and warrants will be worthless if an initial business combination is not completed with the Target or another company before July 2, 2024 (or, if the Second Extension is approved, by August 2, 2024, with the option for the SEDA Board to implement up to three additional one-month extensions up to November 2, 2024) (or such later time as the SEDA shareholders may approve in accordance with the SEDA Governing Documents). Therefore, there could be a heightened risk of an incorrect valuation of the Target’s business, which could cause potential harm to investors.

The Business Combination Agreement contains provisions that limit SEDA from seeking an alternative business combination.

The Business Combination Agreement contains provisions that prohibit SEDA from seeking alternative business combinations during the pendency of the Business Combination. Further, if SEDA is unable to obtain the requisite approval of SEDA shareholders, either party may terminate the Business Combination Agreement. See the section entitled “The Business Combination Agreement — Termination.”

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the Business Combination may differ materially.

The unaudited pro forma financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what PubCo’s actual financial position or results of operations would have been had the Business Combination been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that SEDA and the Target currently believe are reasonable. However, the final reverse recapitalization accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus. Accordingly, PubCo’s business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

SEDA and the Target will incur transaction costs in connection with the Business Combination.

Each of SEDA and the Target has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the Business Combination. SEDA and the Target may also incur additional costs to retain key employees. SEDA and the Target will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination. SEDA and the Target estimate that they will incur $20 million in aggregate transaction expenses (this excludes any deferred underwriting fees of the IPO Underwriters, as the IPO Underwriters agreed to waive their respective deferred underwriting fees). Some of the transaction costs are payable regardless of whether the Business Combination is completed. See the section entitled “The Business Combination.”

SEDA shareholders and SEDA warrant holders will have their rights as shareholders and warrant holders, respectively governed by the New PubCo Articles.

As a result of the completion of the Business Combination, holders of SEDA Shares and SEDA Warrants will become holders of PubCo Shares, which are expected to be governed by the New PubCo Articles. As a result, there will be differences between the rights currently enjoyed by SEDA shareholders and SEDA warrant holders and the rights of SEDA shareholders who become shareholders of PubCo.

The Sponsor, A-Anchor Investors and B-Anchor Investors agreed to vote in favour of each of the Proposals presented at the SEDA General Meeting, regardless of how Public Shareholders vote.

Pursuant to the Sponsor Support Agreement and each Anchor Support Agreement, the Sponsor and A-Anchor Investors agreed to vote any SEDA Shares they hold in favour of each of the Proposals presented at the SEDA General Meeting, regardless of how Public Shareholders vote. The B-Anchor Investors agreed to vote any SEDA Class B Shares they hold in favour of each of the Proposals presented at the SEDA General Meeting, regardless of how Public Shareholders vote. Accordingly, the aforementioned agreements by Sponsor and the Anchor Investors will increase the likelihood that SEDA will receive the requisite SEDA Shareholder Approval for the Proposals and the transactions contemplated thereby.

The Sponsor and the A-Anchor Investors agreed to vote in favour of each of the Warrant Proposals presented at the SEDA Warrant Holders Meeting, regardless of how the holders of SEDA Public Warrants vote.

Pursuant to the Sponsor Support Agreement and the Anchor Support Agreement, the Sponsor and the A-Anchor Investors agreed to vote any SEDA Warrants they hold in favour of each of the Warrant Proposals presented at the SEDA Warrant Holders Meeting, regardless of how the holders of SEDA Public Warrants vote. Accordingly, the aforementioned agreements by Sponsor and the A-Anchor Investors will increase the likelihood that SEDA will receive the requisite SEDA Warrant Holder Approval for the Warrant Proposals and the transactions contemplated thereby, by securing the approval of the class of holders of SEDA Private Warrants.

The Sponsor or SEDA’s other directors, executive officers, advisors and their affiliates may elect to purchase shares from SEDA Public Shareholders, which may influence a vote on the Business Combination.

The Sponsor or SEDA’s other directors, executive officers, advisors or their affiliates may purchase Public Shares in privately negotiated transactions or in the open market prior to the completion of the Business Combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgment that such shareholder, although still the record holder of the Public Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor or SEDA’s other directors, executive officers, advisors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases would be to vote such shares in favour of the Business Combination and thereby increase the likelihood of obtaining shareholder approval of the Business Combination. This may result in the completion of the Business Combination that may not otherwise have been possible.

If the Adjournment Proposal is not approved, the SEDA Board will not have the ability to adjourn the SEDA General Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and the Business Combination may not be consummated.

The SEDA Board is seeking approval to adjourn the SEDA General Meeting to a later date or dates (A) to the extent necessary to ensure that any required supplement or amendment to the accompanying proxy statement/prospectus is provided to SEDA shareholders or, if as of the time for which the SEDA General Meeting is scheduled, there are insufficient SEDA Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the SEDA General Meeting, (B) in order to solicit additional proxies from SEDA shareholders in favour of one or more of the Proposals at the SEDA General Meeting, or (C) if SEDA shareholders redeem an amount of SEDA Class A Shares such that the Minimum Cash Condition is not satisfied. If the Adjournment Proposal is not approved, the SEDA Board will not have the ability to adjourn the SEDA General Meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such event, the Business Combination would not be completed.

If the Warrant Holders Adjournment Proposal is not approved, the SEDA Board will not have the ability to adjourn the SEDA Warrant Holders Meeting to a later date in order to solicit further votes, and, therefore, the Warrant Amendment will not be approved, and the Business Combination may not be consummated.

The SEDA Board is seeking approval to adjourn the SEDA Warrant Holders Meetings to a later date or dates, if necessary, to permit the further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Warrant Holders Meeting, the Warrant Amendment Proposal would not be duly approved and adopted by the holders of the requisite amount of each of (i) the then outstanding SEDA Public Warrants and (ii) the then outstanding SEDA Private Warrants. If the Warrant Holders Adjournment Proposal is not approved, the SEDA Board will not have the ability to adjourn the SEDA Warrant Holders Meetings to a later date and, therefore, will not have more time to solicit votes to approve the Warrant Amendment Proposal. In such event, the Business Combination would not be completed.

Risks Related to SEDA

SEDA Warrants are accounted for as liabilities and the changes in value of SEDA Warrants could have a material effect on our financial results.

Included on SEDA’s balance sheets as of March 31, 2024 and 2023, contained elsewhere in this proxy statement/prospectus are derivative liabilities related to embedded features contained within SEDA Warrants. Accounting Standards Codification 815 under U.S. GAAP, “Derivatives and Hedging,” provide for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, SEDA’s financial statements and results of operations may fluctuate quarterly, based on factors, which are outside of SEDA’s control. Due to the recurring fair value measurement, SEDA expects that it will recognize non-cash gains or losses on SEDA Warrants each reporting period and that the amount of such gains or losses could be material. The impact of changes in fair value on earnings may have an adverse effect on the market price of PubCo securities.

Management of SEDA has determined that the liquidity condition raises substantial doubt about its ability to continue as a “going concern.”

As of March 31, 2024, we had cash of $25,236 held outside the Trust Account, available for working capital needs, and a working capital deficit of approximately $13.1 million. Further, SEDA has incurred and expects to continue to incur significant costs in pursuit of the Business Combination. SEDA plans to address this need for capital through working capital loans from the Sponsor or an affiliate of the Sponsor. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination.” SEDA cannot assure you that its plans to raise capital or to consummate the Business Combination will be successful. These factors, among others, raise substantial doubt about its ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from SEDA’s inability to consummate the Business Combination or its inability to continue as a going concern.

SEDA identified a material weakness in its internal control over financial reporting which could, if not remediated, result in material misstatements in SEDA’s financial statements.

SEDA’s management is responsible for establishing and maintaining adequate internal controls over its financial reporting, as required by Rules 13a-15 paragraphs 13(d)-15(e) and 15d-15 paragraphs 15(d)-15(e) under the Exchange Act. SEDA evaluated the effectiveness of its internal control over financial reporting and identified a material weakness as of December 31, 2023, which was still in existence as of March 31, 2024. A material weakness is a deficiency, or combination of deficiencies, in a company’s internal control over financial reporting such that there is a reasonable possibility that a material misstatement of its annual or interim financial statements will not be prevented or detected on a timely basis. SEDA identified a material weakness in its internal control over financial reporting that existed due to a lack of controls over accounting for accruals, complex financial instrument and debt agreements, and the accounting for complex features associated with equity awards and accruals, to achieve complete, accurate and timely financial accounting, reporting and disclosures, resulting in adjustments to several accounts and disclosures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Seda — Controls and Procedures.”

If not remediated, the material weakness identified above could result in material misstatements in SEDA’s consolidated financial statements. In addition, if SEDA is unable to maintain effective internal control over financial reporting or disclosure controls and procedures, SEDA’s ability to record, process and report financial information accurately, and to prepare financial statements within required time periods could be adversely affected, which could subject SEDA to litigation or investigations requiring management resources and payment of legal and other expenses, negatively affect investor confidence in SEDA’s financial statements and adversely impact SEDA’s stock price.

SEDA is dependent upon its directors and officers and their loss could adversely affect SEDA’s ability to complete the Business Combination.

SEDA’s operations are dependent upon a relatively small group of individuals and, in particular, its directors and officers. SEDA’s ability to complete the Business Combination depends on the continued service of its directors and officers. SEDA does not have an employment agreement with, or key-person insurance on the life of, any of its officers or directors. The unexpected loss of the services of one or more of its directors or officers could have a detrimental effect on SEDA’s ability to consummate the Business Combination.

SEDA’s directors and officers will allocate their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to SEDA’s affairs. This conflict of interest could have a negative impact on SEDA’s ability to complete the Business Combination.

SEDA’s directors and officers are not required to, and do not and will not, commit their full time to SEDA’s affairs, which may result in a conflict of interest in allocating their time between SEDA’s operations and the closing of the Business Combination, on the one hand, and their other business endeavours. Each of SEDA’s directors and officers is engaged in other businesses for which he or she may be entitled to significant compensation. Furthermore, SEDA’s directors and officers are not obligated to contribute any specific number of hours per week to SEDA’s affairs and may also serve as officers or board members for other entities. If SEDA’s officers’ and directors’ other business affairs require them to devote time to such other affairs, this may have a negative impact on SEDA’s ability to complete the Business Combination.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete our initial Business Combination, and results of operations.

SEDA is subject to laws and regulations enacted by national, regional and local governments. In particular, SEDA is required to comply with certain SEC and other legal requirements and numerous complex tax laws. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on SEDA’s business, including SEDA’s ability to negotiate and complete an initial business combination, and results of operations.

With respect to the regulation of SPACs, the SEC adopted the previously proposed rules (the “SPAC Rules”) on January 24, 2024, relating to, among other items, disclosures in business combination transactions involving SPACs and private operating companies, the condensed financial statement requirements applicable to transactions involving shell companies, the use of projections by SPACs in SEC filings in connection with proposed business combination transactions, and the potential liability of certain participants in proposed business combination transactions.

In addition, the SEC’s adopting release provided guidance describing circumstances in which a SPAC could become subject to regulation under the Investment Company Act, including its duration, asset composition, business purpose, and the activities of the SPAC and its management team in furtherance of such goals.

Compliance with the SPAC Rules and related guidance may increase the costs of and the time needed to negotiate and complete an initial business combination, and constrain the circumstances under which SEDA could affect the ability to complete an initial business combination.

If SEDA is deemed to be an investment company under the Investment Company Act, SEDA may be required to institute burdensome compliance requirements and SEDA’s activities may be restricted, which may make it difficult to complete an initial business combination.

The SEC’s adopting release with respect to the SPAC Rules provided guidance relating to the potential status of SPACs as investment companies subject to regulation under the Investment Company Act and the rules thereunder. A specific duration period of a SPAC is not the sole determinant of its potential status as an investment company, but one of the long-standing factors to consider in determination of a SPAC’s status under the Investment Company Act. A SPAC could be determined to be an investment company at any stage of its operation. The determination of a SPAC’s status as an investment company includes analysis of a SPAC’s activities, depending upon the facts and circumstances, including but not limited to, the nature of the SPAC assets and income, the activities of the SPAC’s officers, directors and employees, the duration of the SPAC, the manner in which the SPAC holds itself out to investors, and whether the SPAC intends to merge with an investment company.

Whether a SPAC is an investment company is dependent on specific facts and circumstances and we can give no assurance that a claim will not be made that we have been operating as an unregistered investment company. If SEDA is deemed to be an investment company under the Investment Company Act, SEDA’s activities may be restricted, including (i) restrictions on the nature of our investments and (ii) restrictions on the issuance of securities, each of which may make it difficult to complete an initial business combination.

In addition, SEDA may become subject to burdensome requirements, including: (i) registration as an investment company; (ii) adoption of a specific form of corporate structure; and (iii) reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless SEDA can qualify for an exclusion, SEDA must ensure that it is engaged primarily in a business other than investing, reinvesting or trading in securities and that activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. SEDA is mindful of the SEC’s investment company definition and guidance and intends to complete the Business Combination with an operating business, and not with an investment company.

SEDA does not believe that its business activities will subject us to the Investment Company Act. To this end, the proceeds held in the Trust Account were initially invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations; the holding of these assets in this form was intended to be temporary and for the sole purpose of facilitating the intended Business Combination. To mitigate the risk that SEDA might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the Trust Account, SEDA moved the funds in the Trust Account out of investment in securities and into an interest-bearing bank deposit account until the earlier of consummation of the Business Combination or liquidation in order to mitigate the risk of being deemed an unregistered investment company.

SEDA is aware of litigation claiming that certain SPACs should be considered investment companies. Although SEDA believes that these claims are without merit, SEDA cannot guarantee that it will not be deemed to be an investment company and thus subject to the Investment Company Act. If SEDA was deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which SEDA has not allotted funds and may hinder its ability to complete an initial business combination or may result in SEDA’s liquidation. If SEDA is unable to complete the Business Combination, SEDA’s warrants will expire worthless and SEDA Public Shareholders may receive only $          per share, or less than such amount in certain circumstances, and will forgo any of the potential benefits from a completed initial business combination.

Risks Related to Redemptions

Throughout this section, unless otherwise indicated or the context otherwise requires, references to “SEDA,” “we,” “us,” “our” and other similar terms refer to SEDA, prior to and/or after giving effect to the Business Combination.

If third parties bring claims against SEDA, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by Public Shareholders may be less than $10.00 per share.

Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where we are unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we have not completed our initial business combination within the required time period, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the $10.00 per public share initially held in the Trust Account due to claims of such creditors.

Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, expenses relating to the administration of the Trust Account and limited withdrawals for working capital, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the IPO underwriters against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and believe that our Sponsor’s only assets are securities of SEDA. Our Sponsor may not have sufficient funds available to satisfy those obligations. We have not asked our Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

SEDA does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for SEDA to complete a business combination in relation to which a substantial majority of its shareholders have elected to redeem their shares.

SEDA Governing Documents do not provide a specified maximum redemption threshold, except that in no event will SEDA redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001, such that SEDA is not subject to the SEC’s “penny stock” rules. This minimum net tangible asset amount is also required as an obligation to each party’s obligation to consummate the Business Combination under the Business Combination Agreement. If the Business Combination is not consummated, SEDA will not redeem any shares, all SEDA Public Shares submitted for redemption will be returned to the holders thereof, and SEDA instead may search for an alternate business combination.

Public Shareholders who redeem their SEDA Class A Shares may continue to hold any SEDA Public Warrants they own, which would result in additional dilution to non-redeeming holders upon exercise of the SEDA Public Warrants.

Public Shareholders who redeem their SEDA Class A Shares may continue to hold any SEDA Public Warrants they owned prior to redemption, which results in additional dilution to non-redeeming holders upon exercise of such SEDA Public Warrants. Assuming (i) all redeeming Public Shareholders acquired SEDA Units in the Initial Public Offering and continue to hold the SEDA Public Warrants that were included in the SEDA Units, and (ii) maximum redemption of the SEDA Class A Shares held by the redeeming Public Shareholders, SEDA Public Warrants would be retained by redeeming Public Shareholders with a value of $          , based on the market price of $          of the SEDA Public Warrants as of          , 2024. As a result, the redeeming Public Shareholders would recoup their entire investment and continue to hold SEDA Public Warrants with an aggregate market value of $          , while non-redeeming Public Shareholders would suffer additional dilution in their percentage ownership and voting interest of SEDA upon exercise of the SEDA Public Warrants held by redeeming Public Shareholders.

SEDA’s independent directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share or (ii) such lesser amount per share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, expenses relating to the administration of the trust account and limited withdrawals for working capital, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, SEDA’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations.

While SEDA currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to SEDA, it is possible that SEDA’s independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favourable outcome is not likely. If SEDA’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to SEDA’s Public Shareholders may be reduced below $10.00 per share.

There is no guarantee that a Public Shareholder’s decision whether to redeem their Public Shares for a pro rata portion of the Trust Account will put such Public Shareholder in a better future economic position.

No assurance can be given as to the price at which a Public Shareholder may be able to sell his, her or its Public Shares in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in SEDA’s stock price, and may result in a lower value realized now than a Public Shareholder might realize in the future had the Public Shareholder not elected to redeem such Public Shareholder’s Public Shares. Similarly, if a Public Shareholder does not redeem his, her or its shares, such Public Shareholder will bear the risk of ownership of Public Shares after the consummation of the Business Combination, and there can be no assurance that a Public Shareholder can sell his, her or its Public Shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A Public Shareholder should consult his, her or its own tax and/or financial advisor for assistance on how this may affect its individual situation.

If Public Shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.

To exercise their redemption rights, Public Shareholders are required to tender or deliver their shares (and share certificates (if any) and other redemption forms), either physically or electronically using the DTC’s DWAC system, to the SEDA Transfer Agent two business days prior to the vote at the SEDA General Meetings. If a Public Shareholder properly seeks redemption as described in this proxy statement/prospectus and the Business Combination is approved and proceeds, SEDA will redeem these Public Shares for a pro rata portion of funds deposited in the Trust Account and the Public Shareholder will no longer own such Public Shares. In the event that a Public Shareholder fails to comply with these procedures, its shares may not be redeemed. See the section entitled “Extraordinary General Meeting of SEDA — Redemption Rights” for additional information on how to exercise your redemption rights.

If a Public Shareholder fails to receive notice of SEDA’s offer to redeem its Public Shares in connection with the Business Combination, such shareholders may not be able to redeem their shares.

SEDA will comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite SEDA’s compliance with these rules, if a public shareholder fails to receive SEDA’s tender offer or proxy materials, as applicable, such shareholder may not become aware of the opportunity to redeem its shares.

If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a winding-up petition or a winding-up petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of SEDA shareholders and the per-share amount that would otherwise be received by our shareholders in connection with SEDA liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the Public Shareholders, we file a winding-up petition or a winding-up petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency law, and may be included in our liquidation estate and subject to the claims of third parties with priority over the claims of SEDA shareholders. To the extent any liquidation claims deplete the Trust Account, the per-share amount that would otherwise be received by SEDA shareholders in connection with our liquidation would be reduced.

If, after SEDA distributes the proceeds in the Trust Account to Public Shareholders, SEDA files a bankruptcy petition or an involuntary bankruptcy petition is filed against SEDA that is not dismissed, a bankruptcy court may seek to recover such proceeds, and SEDA and the SEDA Board may be exposed to claims of punitive damages.

If, after SEDA distributes the proceeds in the Trust Account to the Public Shareholders, SEDA files a bankruptcy petition or an involuntary bankruptcy petition is filed against SEDA that is not dismissed, any distributions received by Public Shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by

SEDA shareholders. In addition, the SEDA Board may be viewed as having breached its fiduciary duty to its creditors and/or having acted in bad faith, thereby exposing itself and SEDA to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

Risks Related to Ownership of the PubCo Shares Following the Business Combination

Following the consummation of the Business Combination, PubCo may be required to take write-downs or write-offs, or PubCo may be subject to restructuring, impairment or other charges that could have a significant negative effect on PubCo’s financial condition, results of operations and the price of PubCo’s securities, which could cause you to lose some or all of your investment.

Although SEDA has conducted due diligence on the Target, this diligence may not surface all material issues that may be present with the Target’s business. Factors outside of SEDA’s and outside of the Target’s control may, at any time, arise. As a result of these factors, PubCo may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in PubCo reporting losses. Even if SEDA’s due diligence successfully identified certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with SEDA’s preliminary risk analysis. Even though these charges may be non-cash items and therefore not have an immediate impact on PubCo’s liquidity, the fact that PubCo reports charges of this nature could contribute to negative market perceptions about PubCo or its securities. In addition, charges of this nature may cause PubCo to be unable to obtain future financing on favourable terms or at all.

The rights of PubCo shareholders may differ from the rights typically offered to shareholders of a U.S. corporation and the rights of shareholders in SEDA, and these differences may make PubCo Shares less attractive to investors.

PubCo is a public limited company incorporated under the laws of England and Wales. The rights of holders of PubCo Shares are governed by English law, including the provisions of the U.K. Companies Act, and by the New PubCo Articles. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations, as well as SEDA, which is an exempted company incorporated under the laws of the Cayman Islands, and these differences may make PubCo Shares less attractive to investors.

The City Code on Takeovers and Mergers, or the “Takeover Code,” applies, among other things, to an offer for a public limited company whose registered office is in the United Kingdom (or the Channel Islands or the Isle of Man) and whose securities are not admitted to trading on a regulated market in the United Kingdom (or the Channel Islands or the Isle of Man) if the company is considered by the Panel on Takeovers and Mergers, or the “Takeover Panel,” to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test.” The test for central management and control under the Takeover Code is different from that used by the U.K. tax authorities. Under the Takeover Code, the Takeover Panel will determine whether PubCo has its place of central management and control in the United Kingdom by looking at, in the first instance, whether a majority of the members of PubCo’s Board are resident in the United Kingdom, the Channel Islands and the Isle of Man. If a majority of the directors are so resident, then the “residency test” will normally be satisfied.

Given that PubCo’s central management and control is currently not situated within, and PubCo’s current intention is not to have it in the future situated within, the United Kingdom (or the Channel Islands or the Isle of Man), PubCo does not currently envisage that the Takeover Code will apply to an offer for it.

If at the time of a takeover offer, the Takeover Panel determines that PubCo has its place of central management and control in the United Kingdom, PubCo would be subject to a number of rules and restrictions, including, but not limited to, the following: (i) PubCo’s ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) PubCo might not, without the approval of its shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) PubCo would be obliged to provide equality of information to all bona fide competing bidders.

Under English law, and whether or not PubCo is subject to the Takeover Code, an offeror for PubCo that has acquired (i) 90% in value of, and (ii) 90% of the voting rights carried by, the shares to which the offer relates may exercise statutory squeeze-out rights to compulsorily acquire the shares of the non-assenting minority. However, if an offer for PubCo is conducted by way of a scheme of arrangement the threshold for the offeror obtaining 100% of PubCo shares comprises two components: (i) approval by a majority in number of each class of PubCo shareholders present and voting at the shareholder meeting; and (ii) approval of PubCo shareholders representing 75% or more in value of each class of PubCo shareholders present and voting at that meeting.

As PubCo will be an English public limited company, certain capital structure decisions will require shareholder approval, which may limit PubCo’s flexibility to manage its capital structure.

PubCo is a public limited company incorporated under the laws of England and Wales. The U.K. Companies Act 2006, or “U.K. Companies Act,” provides that a board of directors may only allot shares (or grant rights to subscribe for or to convert any security into shares) with the prior authorization of shareholders, either pursuant to an ordinary resolution or as set out in the articles of association adopted from time to time with the approval of PubCo’s shareholders. This authorization must state the aggregate nominal amount of shares that it covers, can be valid up to a maximum period of five years and can be varied, renewed or revoked by shareholders.

Subject to certain limited exceptions, the U.K. Companies Act generally provides shareholders with pre-emptive rights when new shares are issued for cash (or certain cash equivalents). However, it is possible for the articles of a public limited company incorporated under the laws of England and Wales, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply pre-emptive rights. Such a disapplication of pre-emptive rights may be for a maximum period of up to five years from the date of adoption of the articles, if the disapplication is contained in the articles, but not longer than the duration of the authority to allot shares to which this disapplication relates or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution. In either case, this disapplication would need to be renewed by PubCo shareholders upon its expiration (i.e., at least every five years).

Subject to certain limited exceptions, the U.K. Companies Act generally prohibits a public limited company from repurchasing its own shares without the prior approval of its shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be provided for a maximum period of up to five years.

There can be no assurance that circumstances will not arise that would cause such shareholder approvals in respect of the authorization of the allotment of shares, disapplication of pre-emption rights, or repurchase of shares, not to be obtained, which would affect PubCo’s capital management.

PubCo Articles provide that certain claims may only be instituted in the courts of England and Wales, which could limit the ability of securityholders of PubCo to choose a favorable judicial forum for disputes with PubCo or PubCo directors, officers or employees and that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

The PubCo Articles provide that, unless PubCo consents by way of ordinary resolution to the selection of an alternative forum, the courts of England and Wales will have exclusive jurisdiction to determine (i) any derivative action or proceeding brought on behalf of PubCo; (ii) any claim, action or proceeding alleging a breach of any fiduciary or other duty owed by any director or officer of PubCo (including but not limited to duties arising under the U.K. Companies Act); (iii) any claim, action or proceeding arising out of or in connection with the PubCo Articles or otherwise in any way relating to the constitution or conduct of PubCo; and (iv) any claim, action or proceeding relating to the internal affairs of PubCo. The PubCo Articles provide that, unless PubCo consents by way of ordinary resolution to the use of another forum in the United States, the United States District Court for the Southern District of New York will be the exclusive forum the determination of any claim, action or proceeding under the Securities Act or the Exchange Act. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the PubCo Articles also provide that, unless PubCo consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Although PubCo believes these exclusive forum provisions will benefit PubCo by providing increased consistency in the application of U.S. federal securities laws and the laws of England and Wales in the types of lawsuits to which they apply, these choice of forum provisions may increase a securityholder’s cost and limit the securityholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with PubCo or PubCo’s directors, officers or other employees, which may discourage lawsuits against PubCo and PubCo’s directors, officers and other employees. PubCo’s shareholders will not be deemed to have waived PubCo’s compliance with the U.S. federal securities laws and the rules and regulations thereunder as a result of PubCo’s exclusive forum provision. Any person or entity acquiring any PubCo Shares, will be deemed to have notice of and have consented to these provisions. Alternatively, if a court were to find the choice of forum provision contained in the PubCo Articles to be inapplicable or unenforceable in an action, PubCo may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.

Additionally, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As noted above, the PubCo Articles will provide that the United States District Court for the Southern District of New York will have jurisdiction over any action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision. PubCo’s stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

U.S. investors may have difficulty enforcing civil liabilities against PubCo, its directors or members of senior management and the experts named herein.

PubCo is incorporated under the laws of England and Wales with its registered office in England and its subsidiaries are incorporated in various jurisdictions outside the United States. A substantial portion of PubCo’s assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on PubCo in the United States or to enforce in the United States judgments obtained in U.S. courts against PubCo based on the civil liability provisions of the U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of England and Wales (or any other applicable jurisdiction) may render you unable to enforce a judgment against PubCo’s assets or the assets of its directors and executive officers. In addition, it is doubtful whether English courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would likely be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. As a result of the above, holders of PubCo Shares may have more difficulty in protecting their interest through actions against PubCo’s management, directors or major shareholders than they would as shareholders of a U.S. public company.

Risks if the Business Combination is not Consummated

If SEDA is not able to complete the Business Combination with Target by July 2, 2024 (or, if the Second Extension is approved, by August 2, 2024, with the option for the SEDA Board to implement up to three additional one-month extensions up to November 2, 2024), as such date may be further extended pursuant to the SEDA Governing Documents, SEDA would cease all operations except for the purpose of winding up, redeem 100% of the Public Shares and liquidate the Trust Account, in which case, based on the amount held in the Trust Account as of June 10, 2024, the Public Shareholders may only receive approximately $11.13 per share and the SEDA Warrants will expire worthless.

If SEDA is not able to complete the Business Combination with Target by July 2, 2024 (or, if the Second Extension is approved, by August 2, 2024, with the option for the SEDA Board to implement up to three additional one-month extensions up to November 2, 2024), as such date may be extended pursuant to the SEDA Governing Documents, SEDA will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible, but not more than ten (10) business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less taxes payable, expenses relating to the administration of the trust account, limited withdrawals to fund SEDA’s working capital requirements and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish the Public Shareholders’ rights as SEDA shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (3) as promptly as reasonably possible following such redemption, subject to the approval of SEDA’s remaining shareholders and the SEDA Board, dissolve and liquidate, subject in the case of clauses (2) and (3), to SEDA’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable laws. In such case, based on the amount held in the Trust Account as of June 10, 2024, the Public Shareholders may only receive approximately $11.13 per share and the SEDA Warrants will expire worthless.

The securities in which SEDA invests the funds held in the Trust Account could bear a negative rate of interest, which could reduce the value of the assets held in trust such that the per-share redemption amount received by Public Shareholders may be less than $10.00 per share.

The proceeds held in the Trust Account were initially invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. While short-term U.S. government treasury obligations currently yield a positive rate of interest, they have briefly yielded negative interest rates in recent years. Central banks in Europe and Japan pursued interest rates below zero in recent years, and the Open Market Committee of the Federal Reserve has not ruled out the possibility that it may in the future adopt similar policies in the United States.

Following the extraordinary general meeting in connection with the Extension, SEDA moved the funds in the Trust Account out of investment in securities and into an interest-bearing bank deposit account, to remain until the earlier of consummation of the initial Business Combination or liquidation in order to mitigate the risk of being deemed an unregistered investment company. In the event that SEDA is unable to complete its initial Business Combination or make certain amendments to SEDA Governing Documents, Public Shareholders are entitled to receive their pro-rata share of the proceeds held in the Trust Account, plus any interest income, net of taxes paid or payable (less, in the case SEDA is unable to complete its initial Business Combination, $100,000 of interest). Negative interest rates could reduce the value of the assets held in trust such that the per-share redemption amount received by Public Shareholders may be less than $10.00 per share. Negative interest rates could also reduce the amount of funds available to complete the Business Combination.

You do not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your Public Shares and/or warrants, potentially at a loss.

Our Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (1) our completion of an initial business combination, and then only in connection with those SEDA Class A Shares that such SEDA shareholder properly elected to redeem, subject to the limitations described herein and (2) the redemption of our Public Shares if we have not completed an initial business combination by July 2, 2024 (or, if the Second Extension is approved, by August 2, 2024, with the option for the SEDA Board to implement up to three additional one-month extensions up to November 2, 2024), subject to applicable law. In no other circumstances will a SEDA shareholder have any right or interest of any kind to or in the Trust Account. Holders of warrants will not have any right to the proceeds held in the Trust Account with respect to the warrants. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares and/or warrants, potentially at a loss.

If SEDA has not completed an initial business combination by the Completion Window, Public Shareholders may be forced to wait until July 2, 2024, or such later date as the SEDA shareholders may approve at a duly called extraordinary general meeting, before redemption from the Trust Account is possible.

If SEDA has not completed an initial business combination by the end of the Completion Window and does not obtain an additional extension, SEDA will distribute the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable, expenses relating to the administration of the trust account, limited withdrawals to fund SEDA’s working capital requirements and up to $100,000 of interest to pay dissolution expenses), pro rata to the Public Shareholders by way of redemption and cease all operations except for the purposes of winding up of its affairs, as further described in this proxy statement/prospectus. Any redemption of Public Shares from the Trust Account shall be affected automatically by function of the SEDA Governing Documents prior to any voluntary winding up. If SEDA is required to wind up, liquidate the Trust Account and distribute such amount therein, pro rata, to the Public Shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Cayman Companies Act. In that case, Public Shareholders may be forced to wait beyond the Completion Window (or if such date is further extended at a duly called extraordinary general meeting, such later date) before the redemption proceeds of the Trust Account become available to them and they receive the return of their pro rata portion of the proceeds therefrom. SEDA has no obligation to return funds to Public Shareholders prior to the date of its redemption or liquidation unless, prior thereto, SEDA consummates an initial business combination or amends certain provisions of the SEDA Governing Documents, and only then in cases where Public Shareholders have properly sought to redeem their Public Shares. Only upon SEDA’s redemption or liquidation will Public Shareholders be entitled to distributions if SEDA has not completed an initial business combination within the Completion Window.

If our working capital is insufficient to allow us to operate until at least the end of the Completion Window, we may be unable to complete the Business Combination.

On September 8, 2023, SEDA issued an unsecured promissory note to the Sponsor for an aggregate amount of up to $1,200,000 in working capital loans pursuant to the Sponsor Promissory Note. On September 29, 2023, SEDA issued an unsecured promissory note to Seaside for an aggregate amount of up to $150,000 in working capital loans pursuant to the Seaside Promissory Note. On October 10, 2023, SEDA issued an unsecured promissory note to Capricorn for an aggregate amount of up to $150,000 in working capital loans pursuant to the Capricorn Promissory Note. The notes are due upon consummation of our Business Combination, without interest. In the event that an initial Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment. We expect to incur additional indebtedness to the Sponsor, on substantially similar terms, to finance our operating costs until the completion of our initial business combination. We expect to incur significant costs in connection with the Business Combination. Management’s plans to address this need for capital through potential loans from certain of our affiliates are discussed in “SEDA’s Operating and Financial Review and Prospects.” Our affiliates are not obligated to make additional loans to us in the future, and we may not be able to raise additional financing from unaffiliated parties necessary to fund our expenses. If we have not completed the Business Combination within the Completion Window, based on the amount held in the Trust Account as of June 10, 2024, our Public Shareholders may receive only approximately $11.13 per share, or less in certain circumstances, on the liquidation of our Trust Account and our warrants will expire worthless. See “— If third parties bring claims against SEDA, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by Public Shareholders may be less than $10.00 per share” and other risk factors herein.

Risks Related to Taxation

PubCo may be or may become a Passive Foreign Investment Company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. holders of PubCo Securities.

If PubCo (or its predecessor SEDA) is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder, such U.S. Holder may be subject to adverse U.S. federal income tax consequences and additional reporting requirements. Following the Merger, assuming that the Merger qualifies as an “F” reorganization within the meaning of Section 368(a)(1)(F) of the Code, PubCo will be treated as the successor to SEDA for U.S. federal income tax purposes, and for the taxable year that includes the Business Combination and subsequent taxable years, the PFIC asset and income tests will be applied based on the assets and activities of the combined business. Based on the anticipated timing of the Business Combination and the anticipated assets and income of the combined company, PubCo is not expected to be a PFIC for its current taxable year ending December 31, 2024 (the “Current Taxable Year”) or subsequent taxable years. However, PFIC status is an annual factual determination that can be made only after the end of such taxable year. If the closing of the Business Combination were to occur later than expected, or if the actual income and assets of the combined company were to be significantly different than anticipated, the application of the PFIC rules to the taxable year of PubCo that includes the Business Combination could result in PubCo being a PFIC for the Current Taxable Year. In the absence of certain elections, any determination that PubCo is a PFIC for the Current Taxable Year will generally continue to apply in subsequent years to U.S. Holders that held during the Current Taxable Year even if PubCo does not continue to be a PFIC.

Additionally, even if PubCo is not a PFIC following the Business Combination, PubCo Shares will generally be treated as stock of a PFIC with respect to a U.S. Holder that held SEDA Class A Shares in a prior taxable year in which SEDA was treated as a PFIC, provided the Merger qualifies as an “F” reorganization. Because it is a blank check company with no active business, it is anticipated that SEDA was a PFIC for the taxable years ending December 31, 2021, December 31, 2022, and December 31, 2023.

Because PubCo’s PFIC status for any taxable year is an annual factual determination that can be made only after the end of such taxable year, there can be no assurance regarding PubCo’s PFIC status for its current taxable year or any future taxable year.

For a more detailed discussion of the PFIC rules and the risks and tax consequences of PFIC classification to U.S. Holders of PubCo Shares, please see the section entitled “U.S. Federal Income Tax Considerations — PFIC Considerations.” U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to holders of PubCo Shares.

The Merger may be a taxable event for U.S. Holders of SEDA Securities.

As discussed more fully in “U.S. Federal Income Tax Considerations — Effects of the Business Combination to U.S. Holders,” Skadden, Arps, Slate, Meagher & Flom LLP has delivered an opinion that the Merger should qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. In accordance with such opinion, subject to the limitations and qualifications therein, U.S. Holders of SEDA Securities should generally not recognize gain or loss for U.S. federal income tax purposes as a result of the Merger.

Nevertheless, because there is no authority directly addressing the treatment for U.S. federal income tax purposes of the particular facts of the Merger, that treatment is not entirely clear. No assurance can be given that the IRS will not assert an alternative characterization of the Merger and the transactions comprising the Business Combination, which could cause U.S. Holders of SEDA Securities to recognize gain for U.S. federal income tax purposes as a result of the Merger.

For a more detailed discussion of the U.S. federal income tax consequences to U.S. Holders of SEDA Securities, see the section titled “U.S. Federal Income Tax Considerations — Effects of the Business Combination to U.S. Holders.” All holders of SEDA Securities should consult their tax advisors regarding the potential tax consequences to them of the Merger, including the applicability and effect of U.S. federal, state and local and non-U.S. tax laws.

If PubCo Shares or the SEDA Adjusted Warrants are not eligible for deposit and clearing within the facilities of DTC, then transactions in the PubCo Shares or the SEDA Adjusted Warrants may be disrupted.

The facilities of the Depository Trust Company, or “DTC,” are a widely used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. PubCo expects that the PubCo Shares and the SEDA Adjusted Warrants will be eligible for deposit and clearing within the DTC system. PubCo expects to enter into arrangements with DTC whereby it will agree to indemnify DTC for any U.K. stamp duty or SDRT that may be assessed upon it as a result of its service as a depository and clearing agency for the PubCo Shares and the SEDA Adjusted Warrants. PubCo expects these actions, among others, will result in DTC agreeing to accept the PubCo Shares and the SEDA Adjusted Warrants for deposit and clearing within its facilities.

DTC is not obligated to accept the PubCo Shares or the SEDA Adjusted Warrants for deposit and clearing within its facilities in connection with the Listing and, even if DTC does initially accept the PubCo Shares and the SEDA Adjusted Warrants, it will generally have discretion to cease to act as a depository and clearing agency for the PubCo Shares or the SEDA Adjusted Warrants, including to the extent that any changes in English law change the stamp duty or SDRT position in relation to the PubCo Shares or the SEDA Adjusted Warrants.

If DTC determine prior to the completion of the Business Combination that the PubCo Shares and/or the SEDA Adjusted Warrants are not eligible for clearance within the DTC system, then PubCo would not expect to complete the Business Combination and the Listing contemplated by this F-4 in its current form. However, if DTC determined at any time after the completion of the Business Combination and the Listing that the PubCo Shares or the SEDA Adjusted Warrants were not eligible for continued deposit and clearance within its facilities, then PubCo believes the PubCo Shares and the SEDA Adjusted Warrants would not be eligible for continued listing on a U.S. securities exchange and trading in the shares would be disrupted. While PubCo would pursue alternative arrangements to preserve its listing and maintain trading, any such disruption could have a material adverse effect on the market price of its PubCo Shares or the SEDA Adjusted Warrants.

Transfers of PubCo Shares and/or SEDA Adjusted Warrants outside DTC may be subject to U.K. stamp duty or stamp duty reserve tax or SDRT, which would increase the cost of dealing in PubCo Shares and/or SEDA Adjusted Warrants.

On completion of the Business Combination and the Listing, it is anticipated that the new PubCo Shares and/or SEDA Adjusted Warrants will be issued to DTC, or a nominee for DTC, and corresponding book-entry interests credited in the facilities of DTC. You are strongly encouraged to hold your SEDA Shares in book-entry form through the facilities of DTC. SEDA may seek a non-statutory, pre-transaction clearance from HMRC to confirm, among other things, that no stamp duty or SDRT will be chargeable in respect of the issue of PubCo Shares and SEDA Adjusted Warrants into the facilities of DTC. If DTC determines prior to the completion of the Business Combination that the PubCo Shares and/or the SEDA Adjusted Warrants are not eligible for clearance within the DTC system, then PubCo would not expect to complete the Business Combination and the Listing contemplated by this F-4 in its current form.

A transfer of title in the PubCo Shares or SEDA Adjusted Warrants from within the DTC system to a purchaser out of DTC and any subsequent transfers that occur entirely outside the DTC system, will generally result in a charge to U.K. stamp duty at a rate of 0.5% (rounded up to the nearest £5) or SDRT at a rate of 0.5% of any consideration, which is normally paid by the transferee of the PubCo Shares or SEDA Adjusted Warrants. Any such duty must be paid (and the relevant transfer document, if any, stamped by HMRC) before the transfer can be registered in PubCo’s company books. However, if those PubCo Shares or SEDA Adjusted Warrants are redeposited into DTC, the redeposit will generally attract stamp duty and/or SDRT at the rate of 1.5% to be paid by the transferor.

A change in PubCo’s tax residency could have a negative effect on its future profitability, and may trigger taxes on dividends or exit charges.

Under current U.K. legislation, a company that is incorporated in the U.K. is regarded as resident in the U.K. for taxation purposes unless it is treated as resident in another jurisdiction pursuant to any appropriate double tax treaty with the U.K. Other jurisdictions such as Germany may also seek to assert taxing jurisdiction over PubCo. Under the Double Tax Convention between the U.K. and Germany, the residence tie-breaker provides that a company is resident for purposes of the Double Tax Convention in the jurisdiction of its place of management.

PubCo intends to conduct its affairs such that it will be treated as solely resident in the U.K. for tax purposes. However, as certain members of the PubCo Board are likely to be tax residents or citizens of jurisdictions other than the U.K., there is a risk that, even if PubCo is managed and controlled from the U.K., PubCo may be considered to be tax resident in, or have a permanent establishment in, other jurisdictions, such as Germany.

If PubCo were to be treated as resident in more than one jurisdiction or to have a permanent establishment in another jurisdiction, PubCo could be subject to taxation in multiple jurisdictions. If PubCo were considered to be a tax resident of a jurisdiction other than the U.K., PubCo could become liable for income tax on its worldwide income in such jurisdiction which could adversely affect the financial conditions, results of operations and cash flows. Further, in such circumstance any dividend declared by PubCo to its shareholders would (subject to treaty relief) be subject to income tax of such jurisdiction in the hands of the shareholders and, potentially, to withholding of taxes by PubCo.

It is possible that in the future, whether as a result of a “change in law” or the practice of any relevant tax authority or as a result of any change in the conduct of PubCo’s affairs, PubCo could become, or be regarded as having become, resident in a jurisdiction other than the U.K. If PubCo ceases to be resident in the U.K. and becomes a resident in another jurisdiction, PubCo may be subject to U.K. exit charges, and could become liable for additional tax charges in the other jurisdiction (including corporate income tax charges), which could adversely affect the financial conditions, results of operations and cash flows.

The potential application of the OECD’s Pillar Two Model Rules, as implemented in U.K. and other domestic legislation, on PubCo and its group could subject PubCo and its group to increased levels of taxation.

The Organisation for Economic Co-operation and Development (“OECD”), as part of its Base Erosion and Profit Shifting (“BEPS”) project, has been looking to achieve a multilateral solution to the issue of taxing the digital economy. In 2021, significant steps were taken to develop a plan for implementing a two-pillar solution to perceived shortcomings in the taxation of the digital economy. In October 2021, the OECD/G20 Inclusive Framework released a statement agreeing on a two-pillar solution to address the tax challenges arising from the digital economy. Pillar One addresses the broader challenge of a digitalized economy and focuses on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than historical “permanent establishment” concepts (i.e. taxation where sustained and significant business is conducted, regardless of a physical presence).

Pillar Two addresses the remaining Base Erosion and Profit Shifting risk of group shifting profits to entities in low tax jurisdictions by introducing a global minimum tax on large groups (groups with consolidated revenues in excess of €750 million), which would require large groups to calculate the effective tax in each of the jurisdictions in which they operate, and pay an additional top-up tax where the group’s effective tax rate in a jurisdiction is below 15%. In December 2021, the OECD issued Pillar Two model rules for domestic implementation of the global minimum tax. Legislation was enacted in the U.K. on July 11, 2023 which introduced an Income Inclusion Rule (“IIR”), known locally as the “multinational top-up tax,” and domestic minimum top-up tax (“DTT”), as part of Finance (No 2) Act 2023. Both the UK IIR and the UK DTT apply for accounting periods beginning on or after 31 December 2023. On 18 July 2023, the U.K. government published proposals for a number of amendments to the UK’s Pillar Two rules for inclusion in the Spring Finance Bill 2024. These included measures to implement an Under Taxed Profits Rule (“UTPR”) in the UK which were due to become effective not earlier than accounting periods beginning on or after 31 December 2024. However, in the Autumn Statement 2023, the U.K. government announced that the UTPR will be introduced by a later Finance Bill, although the intended effective date will remain the same. To date, the draft provisions do not include a commencement date, and will not take effect until they have been included in a Finance Bill. Similarly, on December 15, 2022 the EU member states unanimously adopted a Directive to implement the Pillar Two rules into EU law; EU member states had until December 31, 2023 to transpose the Directive into national law, with those laws generally coming into effect for fiscal years beginning on or after December 31, 2023. If PubCo’s group is within the scope of such laws, the group could be subject to increased levels of taxation.

PubCo’s and cunova’s tax positions could be adversely affected by the future application and interpretation of applicable tax laws by tax authorities.

The tax treatment of PubCo, cunova and their respective affiliates depends in some instances on determinations of fact and interpretations of complex provisions of applicable tax law for which no clear precedent or authority may be available. Relevant tax rules are consistently under review by persons involved in the legislative process and taxing authorities, which may result in revised interpretations of established concepts, statutory changes, new reporting obligations, revisions to regulations and other modifications and interpretations. The tax treatment of PubCo, cunova or their respective affiliates may be modified by administrative, legislative or judicial interpretation at any time, and any such action may apply on a retroactive or retrospective basis. PubCo’s, cunova’s or their respective affiliates’ effective tax rates could be adversely affected by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations which could adversely affect the financial conditions, results of operations and cash flows. Tax laws are dynamic are subject to change as new laws are passed and new interpretations of the law are issued or applied. PubCo, cunova and their respective affiliates continue to assess the impact of such changes in tax laws and interpretations on their businesses and may determine that changes to their structure, practice, tax positions or the manner in which they conduct their businesses are necessary in light of such changes and developments in the tax laws of the jurisdictions in which PubCo, cunova or their respective affiliates operate. Such changes may nevertheless be ineffective in avoiding an increase in tax liability, which could adversely affect the financial conditions, results of operations and cash flows. Additionally, some of the tax systems in which we operate are very complex and there is no guarantee that the relevant tax authorities agree with the positions we have taken.

The original treatment of a tax-relevant matter in a tax return, tax assessment or otherwise could later be found incorrect and as a result, PubCo, cunova or their respective affiliates may be subject to additional taxes, interest, penalty payments and/or social security payments which could adversely affect the financial conditions, results of operations and cash flows. Such reassessment may be due to an interpretation or view of laws and/or facts by tax authorities in a manner that deviates from PubCo’s, cunova’s or their respective affiliates’ view and may emerge as a result of tax audits or other review actions by the relevant financial or tax authorities. cunova and its affiliates are subject to tax audits by the respective tax authorities on a regular basis. As a result of future tax audits or other reviews by the tax authorities, additional taxes could be imposed that exceed the provisions reflected in previous financial statements. This could lead to an increase in PubCo’s, cunova’s or their respective affiliates tax obligations, either as a result of the relevant tax payment being assessed directly against them or as a result of becoming liable for the relevant tax as a secondary obligor due to the primary obligor’s failure to pay which could adversely affect the financial conditions, results of operations and cash flows. Consequently, PubCo, cunova or their respective affiliates may have to engage in tax litigation to defend or achieve results reflected in prior estimates, declarations or assessments which may be time-consuming and expensive.

PubCo, cunova or their respective affiliates have carried out reorganizations of the group structure, and there is a risk that any such restructuring could attract additional tax scrutiny or result in unexpected or expected tax leakage, despite our best efforts to mitigate such negative tax consequences, which could adversely affect the financial conditions, results of operations and cash flows. Additionally, various steps and reorganizations undertaken in the course of the Business Combination may lead to additional tax obligations or the loss of tax benefits for PubCo, cunova or their respective affiliates which could adversely affect its financial condition, results of operations and cash flows.

As PubCo, cunova or their respective affiliates operate in various countries and taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by taxing authorities of these jurisdictions. Generally, if two or more affiliated companies are located in different countries, the tax laws or regulations of each country will typically require that transfer prices be the same as those between unrelated companies dealing at arms’ length and that appropriate documentation is maintained to support the transfer prices. In addition, existing transfer pricing documentation may be considered to be insufficient by the relevant tax authorities which may also result in penalties and additional tax payments which could adversely affect the financial conditions, results of operations and cash flows. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. If taxing authorities in any of these countries were to successfully challenge PubCo’s, cunova’s or their respective affiliates’ transfer prices as not reflecting arm’s length transactions, they could require PubCo, cunova or their respective affiliates to adjust their transfer prices and thereby reallocate their income to reflect these revised transfer prices, which could result in a higher tax liability to PubCo, cunova or their respective affiliates, which could adversely affect the financial conditions, results of operations and cash flows. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, potentially resulting in double taxation. If taxing authorities were to allocate income to a higher tax jurisdiction, subject PubCo’s, cunova’s or their respective affiliates’ income to double taxation or assess interest and penalties, it would increase PubCo’s, cunova’s or their respective affiliates’ tax liability, which could adversely affect its financial condition, results of operations and cash flows.

The Merger and/or the Business Combination may result in taxes being imposed on the Company or on holders of SEDA Class A Shares or SEDA Public Warrants prior to the Merger.

The Merger and/or the Business Combination may result in taxes being imposed on the Company or on holders of SEDA Class A Shares or SEDA Public Warrants prior to the Merger. For example, the cancellation of the SEDA Class A Shares in exchange for PubCo Shares on the Merger, or the Warrants Adjustment, could result in adverse tax consequences for holders of such securities. The materialization of this risk may adversely affect our business, financial position, results of operations and/or prospects, as well as the price of our PubCo Shares and SEDA Adjusted Warrants, or the post-tax return for certain holders of our PubCo Shares and SEDA Adjusted Warrants. PubCo does not intend to make any cash distributions to holders of our PubCo Shares and SEDA Adjusted Warrants to pay for any such taxes.

THE BUSINESS COMBINATION AGREEMENT

This section describes the material terms of the Business Combination Agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Existing Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Business Combination Agreement that is important to you. You are encouraged to read the Business Combination Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about SEDA, PubCo, Merger Sub, JV GmbH, PP Holding, cunova, KME, Creature Kingdom and Paragon. Such information can be found elsewhere in this proxy statement/prospectus. The Business Combination Agreement contain representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Business Combination Agreement and/or other specific dates. The assertions and obligations embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules, which are not filed publicly, and which were used for the purpose of allocating risk among the parties rather than establishing matters as facts.

Structure of the Business Combination

On February 20, 2024, (i) SEDA, (ii) Specialty Copper Listco Plc, a public limited company registered in England and Wales with registered number 15395590 (“PubCo”), (iii) SEDA Magnet LLC, a Delaware limited liability company (the “Merger Sub”), (iv) MAGNET Joint Venture GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 217397 (“JV GmbH”), (v) PP S&C Holding GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Munich under registration number HRB 275474, (vi) cunova GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 216155 (“cunova”), (vii) KME SE, a stock corporation organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 213357 (“KME”), (viii) Creature Kingdom Limited, a private limited company registered in England and Wales with registered number 06799429, (ix) The Paragon Fund III GmbH & Co. geschlossene Investment KG, a limited partnership organized under the laws of Germany, registered with the commercial register of the local court of Munich under registration number HRB 110100 (“Paragon” and together with KME, the “Shareholders”) and (x) Mr. Edward Wilson Davis, solely in the capacity as the representative for the shareholders of SEDA, entered into a business combination agreement (as amended from time to time, the “Business Combination Agreement”), pursuant to which several transactions relating to cunova, which is a wholly owned subsidiary of JV GmbH, and certain assets of KME comprising the KME Specialty Aerospace Business (the “KME Aerospace Business” and, together with cunova, the “Target”) will occur, and in connection therewith, PubCo will become the ultimate parent company of Merger Sub, JV GmbH and the Target (the “Business Combination”).

Subject to the terms and conditions of the Business Combination Agreement, upon consummation of the Business Combination in each case as described in the Business Combination Agreement, among other things:

(i)	SEDA will merge with and into Merger Sub, a wholly owned subsidiary of PubCo (the “Merger”), with Merger Sub being the surviving entity in the merger (the time at which the Merger becomes effective, the “Merger Effective Time”);

(ii)	in connection with the Merger, (a) each outstanding SEDA Class B ordinary share, par value $0.0001 per share (the “SEDA Class B Shares”) will be converted (unless otherwise agreed in writing) into 0.893 SEDA Class A ordinary shares, par value $0.0001 per share (the “SEDA Class A Shares,” and together with the SEDA Class B Shares, the “SEDA Shares”), (b) each outstanding SEDA Class A Share will be automatically cancelled and converted into PubCo ordinary shares at an exchange ratio of 1.119375, each such PubCo ordinary share having a par value of $0.0001 per share (the “PubCo Shares”), and (c) each outstanding warrant of SEDA will be automatically adjusted to entitle the holder to purchase one whole PubCo Share at a price of $11.50 per PubCo Share (the “SEDA Adjusted Warrants”);

(iii)	on the Exchange Date (as defined below) (and, if applicable, immediately after the closing contemplated of any Financing (as defined below)), PubCo will (a) redeem the redeemable preference share in PubCo held by Creature Kingdom, and (b) purchase from Creature Kingdom the ordinary share in PubCo held by Creature Kingdom in exchange for the release of the undertaking to pay the subscription price of such redeemable share; and

(iv)	on the Exchange Date (as defined below), (a) Paragon will transfer its shares in PP Holding and a certain shareholder loan to PubCo in exchange for cash and a vendor loan agreement by and between Paragon, PubCo and cunova, (b) cunova will redeem the preference share of cunova with the number 25,001 (the “cunova Preference Share”) in consideration for the transfer of the preference share of KME AssetCo GmbH (“KME AssetCo”) with the number 25,001 (the “KME AssetCo Preference Share”) by cunova to KME Special Products GmbH & Co. KG (“KME Special”), and (c) KME will cause (i) KME Germany GmbH (“KME Germany”), KME Mansfeld GmbH (“KME Mansfeld”) and KME America Inc. (“KME America” and, together with KME Germany and KME Mansfeld, the “Aerospace Business Sellers”) to transfer to cunova the KME Specialty Aerospace Business in exchange for a vendor loan debt instrument issued by cunova (the “Aerospace VLN”) and which the Aerospace Business Sellers will transfer to KME Special and KME Special, in turn, will contribute the Aerospace VLN to PubCo in exchange for PubCo Shares; and (ii) KME Special to transfer its shares in JV GmbH and a certain shareholder loan between KME Special and JV GmbH to PubCo in exchange for PubCo Shares and cash ((a)-(c) the “Exchange” and the date on which the Exchange occurs, the “Exchange Date”).

Background of the Business Combination

The following chronology summarizes the key meetings and events that led to the signing of the Business Combination Agreement. This chronology does not purport to catalogue every conversation or correspondence among representatives of SEDA, cunova, KME, and Paragon.

SEDA is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. SEDA was incorporated as a Cayman Islands exempted company on February 16, 2021. The Business Combination is the result of an extensive search by SEDA’s management team, including the SEDA Board, leveraging their individual and collective networks and investing and operating experience. The terms of the Business Combination Agreement are the result of extensive discussions and negotiations between representatives of SEDA, cunova, KME and Paragon. The following provides a brief background of these discussions and negotiations, the Business Combination and related transactions.

On November 2, 2021, SEDA consummated its Initial Public Offering of 17,500,000 SEDA Units. The SEDA Units from the Initial Public Offering were sold at an offering price of $10.00 per unit, generating total gross proceeds of $175,000,000. Simultaneously with the consummation of its Initial Public Offering and the exercise of the underwriters’ over-allotment option, SEDA consummated the private placement of 8,250,000 SEDA Private Warrants at a purchase price of $1.00 per SEDA Private Warrant to the Sponsor, Capricorn, and Seaside, generating gross proceeds to SEDA of $8,250,000.

On November 16, 2021, the Initial Public Offering underwriters partially exercised a 45-day option to purchase up to 2,625,000 additional SEDA Units to cover over-allotments and purchased an additional 2,495,246 SEDA Units (the “Over-Allotment Units”), also at an offering price of $10.00 per unit, generating gross proceeds of $24,952,460. Simultaneously with the closing of the exercise of the over-allotment option, SEDA consummated the sale of 748,574 SEDA Private Warrants (the “Over-Allotment Warrants”) at a purchase price of $1.00 per SEDA Private Warrant in a private placement to the Sponsor, Capricorn, and Seaside, generating gross proceeds of $748,574.

Following the closing of the Initial Public Offering, the sale of the SEDA Private Warrants, the sale of the Over-Allotment Units, and the sale of the Over-Allotment Warrants, an amount of $201,951,985 was placed into the Trust Account until the earlier of: (i) the completion of the Business Combination; (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the amended and restated memorandum and articles of association to modify the substance or timing of SEDA’s obligation to redeem 100% of the Public Shares if SEDA does not complete the initial Business Combination within 24 months from the closing of the Initial Public Offering (as subsequently extended by the Extension); and (iii) absent an initial Business Combination within 24 months from the closing of the Initial Public Offering (as subsequently extended by the Extension) or with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, the return of the funds held in the Trust Account to the Public Shareholders as part of the redemption of the Public Shares. From December 2023 through May 2024, SEDA moved the funds in the Trust Account into an interest-bearing bank deposit account, to remain until the earlier of consummation of the initial Business Combination or liquidation.

Following the completion of the IPO, SEDA considered various potential target businesses with the objective of consummating its initial business combination. As part of SEDA’s focus on profitability and growth with enduring business models that do not require re-invention and that can scale, versus taking substantial technology and commercialization risks, representatives of SEDA contacted, and were contacted by, various individuals and entities who presented ideas for business combination opportunities. SEDA considered businesses that its management team believed generated substantial EBITDA, had encouraging long-term growth potential, exceptional management teams, were well-positioned within their industry to disrupt large incumbent industries or create entirely new categories, had large market opportunities relative to current company size and would thrive from a public listing on NYSE and the substantial intellectual capital, operational experience and network of SEDA’s management team.

In particular, following the completion of the IPO, SEDA’s management team began reaching out to founders and companies in the extended network of SEDA. Before focusing on the Business Combination with cunova, KME, and Paragon, the SEDA management team had a list of potential targets including more than 80 companies or business units and additionally received numerous inbound inquiries from potential targets and advisors. SEDA’s management team progressed with a more detailed analysis of 48 potential targets and entered into non-disclosure agreements with 15 potential targets, based on SEDA management’s assessment of the relative strengths of these targets’ management teams, businesses and marketability. SEDA’s management team actively pursued some of these potential targets, conducting preliminary due diligence on, having management meetings with, and, in some cases, negotiating preliminary terms of potential transactions with, such targets. Following such discussions, SEDA entered into its first and only non-binding indication of interest for a potential business combination, which was entered into with Paragon, JV GmbH and KME with respect to the Target, as a result of preliminary negotiations. With respect to the potential targets, other than the Target, to which the SEDA management team entered into non-disclosure agreements with, SEDA’s decision not to proceed with further negotiations was driven by insufficient profitability of the potential targets at the time when the targets were considered, insufficient growth prospects, and lack of readiness of the potential targets for public market.

In March 2023, Mr. Dubini introduced Mr. Manes, a representative of KME, to SEDA and Mr. Manes indicated interest in considering SEDA for a potential business combination with companies within the KME Group. Upon this initial introduction, on March 27, 2023, SEDA entered into a non-disclosure agreement with KME Group SpA, and on April 13, 2023, with Paragon Partners GmbH (neither of which included a standstill provision).

On April 2, 2023, Jonathan Maxwell, acting as co-chief executive officer of SEDA, Mr. Naylor, acting as a member of the SEDA Board, and Mr. Dubini, who facilitated the introduction between SEDA and the Target, held an in-person meeting in New York City with Mr. Manes and Ms. Diva Moriani, acting as key representatives of KME, during which meeting they discussed the possibility of a business combination between SEDA and the Target. SEDA’s management initially found the opportunity of a business combination with Target interesting given the profile of the existing business units of cunova, including the historical EBITDA generated by cunova, in combination with what SEDA believed to be the key enabling technology being provided by KME Aerospace.

On April 6, 2023, SEDA’s management met on a regularly scheduled update meeting to discuss progress with potential targets and discussed the initial prospects of the Business Combination, which would potentially consist of merging with cunova, while simultaneously undertaking a Financing and combining with KME Aerospace. SEDA’s management considered the relative merits of the prospects of merging with cunova and KME Aerospace as compared with other prospective targets and determined that it compared favourably. In the meeting, SEDA’s management proposed an exclusivity period to progress with initial due diligence and initial work to develop the valuation of the Target, with the view to entering into a non-binding letter of intent with JV GmbH, KME and Paragon.

On April 14, 2023, Mr. Maxwell, Mr. Naylor and Mr. Dubini met in-person in Munich, Germany, with Mr. Manes and Ms. Moriani, as representatives of KME, and Dr. Krischan von Moeller and Mr. Max Moser von Filseck, as representatives of Paragon. The parties further discussed the potential of the Business Combination and a prospective structure and timeline for the transaction, as well as the potential timeline for the preparation of the Target’s financial statements and audit that would be included in the Registration Statement related to the Business Combination.

After the meeting, Mr. Maxwell offered to follow-up with a draft non-binding letter of intent and interim exclusivity agreements, a preliminary due diligence list for SEDA to draft the non-binding letter of intent (with an initial valuation), an indicative timeline, and a proposed approach to wall crossing the Target’s debt providers.

On April 17, 2023, SEDA emailed to KME and Paragon a one-way exclusivity agreement (the “Exclusivity Agreement”), which was executed on May 9, 2023 and provided for an exclusivity period until June 8, 2023. During this exclusive negotiations period, SEDA engaged in commercial diligence review and valuation analysis in connection with the Business Combination.

On April 19, 2023, representatives of SEDA, KME and Paragon held a virtual meeting to discuss initial answers to due diligence requests, including initial information about financial statements, auditing process and documentation available for due diligence process.

Also on April 19, 2023, SEDA emailed to KME and Paragon a proposed indicative timetable for the Business Combination and an initial non-binding letter of intent (the “LOI”). The initial draft of the LOI provided, among other things, that: (i) the Business Combination would consist of two main transactions, pursuant to which, prior to the first closing, SEDA would purchase the entire shareholding in cunova currently owned by Paragon, and PubCo would combine with one or more entities holding the KME Aerospace Business prior to the second closing, which would be effected as a stock-for-stock merger, (ii) all SEDA Shares and SEDA Warrants would convert into PubCo Shares or SEDA Adjusted Warrants (as applicable) on a one-to-one basis, and (iii) SEDA would use reasonable best efforts to raise a financing, the size of which was to be confirmed. In this initial draft LOI, the pro forma enterprise value for the Target was still outstanding.

On April 23, 2023, SEDA’s management connected again with Mr. Manes and Ms. Moriani to discuss the process of a potential Business Combination, including to discuss initial workstreams and potential timelines, and, in the following days, SEDA contacted a financial advisor (the “Initial Financial Advisor”) to potentially serve as capital markets and financial advisor in connection with a potential merger or other business combination. SEDA also contacted Rothschild & Co US Inc. and N.M. Rothschild & Sons Limited (together, “Rothschild & Co”) on May 18, 2023 to potentially serve as second capital markets and financial advisor in connection with the Business Combination. The Initial Financial Advisor informed SEDA that they would not be able to serve as capital markets and financial advisor due to certain regulatory restrictions. Rothschild & Co was formally engaged as sole capital markets and financial advisor to SEDA on September 19, 2023.

Initial diligence efforts continued during May 2023, which included ongoing discussions with representatives of the Target and submission of a diligence questionnaire after reviewing certain preliminary due diligence materials.

Also in May 2023, SEDA’s management started to engage in initial high-level discussions with potential Financing investors in connection with the Business Combination.

On May 8, 2023, SEDA signed the Exclusivity Agreement with KME and Paragon providing for exclusivity between SEDA, KME and Paragon.

By June 2023, SEDA progressed with key initial workstreams, including engaging in discussions with Skadden, Arps, Slate, Meagher & Flom (UK) LLP (“Skadden”), acting as counsel for SEDA, and Morgan, Lewis & Bockius LLP (“Morgan Lewis”), acting as counsel for KME, to progress on defining the appropriate structure for the transaction.

On June 30, 2023, SEDA emailed a revised draft of the LOI to KME that included, subject to further due diligence, a combined equity valuation range. The combined equity value range was $454 to $594 million, based on a fully distributed 9.6 to 11.6x EV / 2023 EBITDA. This multiple range was selected as it representing plus or minus 1x from the base case multiple of 10.6x EV / 2023 EBITDA. The 10.6x multiple was determined through sum-of-the-parts analysis, using the weighted average trading peer multiple of cunova and Aerospace, based on their respective contributions to the combined entity’s EBITDA. To arrive at equity value, net debt of $273 million was deducted from the fully distributed enterprise value as calculated above, with a 25% reduction to equity value then applied to account for the approximate precedent standard discount required to complete a transaction of this nature. for JV GmbH and PP Holding. The LOI also provided, among other things, that: (i) prior to Closing, the KME Aerospace Business would be transferred to cunova, (ii) all SEDA Shares and SEDA Warrants would convert into PubCo Shares or SEDA Adjusted Warrants (as applicable) on a one-to-one basis, (iii) the Financing would be expected to be $110 million and (iv) prior to Closing, SEDA would seek a 6-month extension to its initial term to consummate an initial business combination.

On June 27, 2023, representatives of SEDA, KME, Paragon and Rothschild & Co held a virtual meeting to discuss the valuation results obtained to date, comparable companies used as the basis, and the calculations surrounding the Business Combination valuation. On the following days, SEDA emailed to KME and Paragon a proposal for the transaction structure and mechanics for the Business Combination, and extended the exclusivity period until August 3, 2023.

Throughout July, SEDA’s management continued to negotiate the structure of the Business Combination with KME and Paragon, and, as a result, additional drafts of the LOI were exchanged. The negotiations included discussions around the mechanics of the Business Combination and certain concerns regarding a potential dilution of KME’s shareholding in PubCo. On July 31, 2023, SEDA and KME agreed on the terms contained in a revised draft of the LOI which included, among other things, an updated equity valuation on a fully distributed basis is $519 million, an agreement for the Sponsor to give up a portion of its gains, and an agreement to take certain anti-dilution measures should KME’s ownership in PubCo, on a fully diluted basis, be less than 50% after Closing.

On August 11, 2023, Paragon emailed representatives of SEDA a revised draft of the LOI proposing certain changes, including: (i) providing for a bilateral exclusivity period also binding on SEDA, (ii) the addition of a vendor loan from Paragon as part of the consideration payable to Paragon in connection with the Business Combination, and (iii) a minimum cash condition of EUR 175 million.

On August 18, 2023, the SEDA Board held a meeting to discuss the Business Combination. At the meeting, the representatives of Sustainable Development Capital LLP (the “Advisor”) and management of SEDA provided the SEDA Board with an update on the discussions with KME and Paragon regarding the Business Combination, including the reasons why the management of SEDA supported the Business Combination. Representatives of the Advisor and management of SEDA also presented to the SEDA Board the revised agreed LOI, to be executed between SEDA, JV GmbH, KME, and Paragon, regarding the Business Combination, which included terms substantially as the ones contained in the August 11, 2023 draft LOI described above. Following the meeting, the SEDA Board unanimously resolved to enter into such version of the LOI.

On August 18, 2023, SEDA, JV GmbH, KME, and Paragon executed the LOI, which set out the initial prospects to merge with cunova and acquire certain assets of KME comprising the KME Aerospace Business, which was publicly announced on August 21, 2023 through a press release that was furnished to the SEC in a Form 8-K. The press release stated that the completion of the Business Combination would be subject to, among other things, the completion of due diligence, the negotiation of definitive agreements, satisfaction of the conditions negotiated therein, approval of the transaction by the board and shareholders of the parties to the Business Combination, as well as regulatory approvals and other customary conditions.

Following the execution of the LOI, on August 22, 2023, SEDA arranged for an all-parties meeting with representatives of KME, Paragon, Skadden, Latham & Watkins LLP (“Latham”), acting as counsel for Paragon, Rothschild & Co and Davis Polk & Wardwell LLP (“Davis Polk”), acting as counsel to Rothschild & Co, to discuss next steps.

In September 2023, Skadden, as counsel to the acquiring entities, and Davis Polk, as counsel to Rothschild & Co, were provided with access to a virtual data room of JV GmbH and of the KME Aerospace Business and began conducting a legal due diligence review of the materials contained therein, including with respect to corporate, labor and other legal matters.

On September 21, 2023, representatives of SEDA, Paragon, cunova and Rothschild & Co and their respective counsel approved certain non-disclosure and wall-crossing procedures required to initiate the PIPE marketing process. SEDA and cunova management then began to hold in-person and virtual meetings with a select group of potential PIPE investors. The potential investors were wall-crossed by representatives of Rothschild & Co, acting as a PIPE placement agent for SEDA. SEDA and Rothschild & Co also connected with certain potential debt providers to discuss raising financing in connection with the Business Combination, pursuant to non-disclosure agreements approved by representatives of SEDA, Paragon, cunova and Rothschild & Co and their respective counsel.

On September 22, 2023, Latham and Skadden received an initial draft of the Aerospace Business Transfer Agreement and the Aerospace Business Supply Agreement (both initially uploaded to the Aerospace Business VDR on September 18, 2023) from representatives of KME, pursuant to which among other things, the Aerospace Business Sellers would agree to sell, and cunova would agree to acquire, the KME Aerospace Business. Latham and Skadden also received an initial draft of the Framework Supply Agreement, pursuant to which following the Aerospace Business Transfer, KME

Germany and KME Mansfeld would agree to supply, and cunova would agree to purchase, certain products relating to the KME Aerospace Business. The terms of the Aerospace Business Transfer Agreement were negotiated over the course of the following months, including the representations and warranties and covenants of the Aerospace Business Sellers and the scope of indemnity coverage therein. During this time and in connection with these negotiations, additional drafts of the Aerospace Business Transfer Agreement were exchanged prior to the execution of the Business Combination Agreement on February 20, 2024, to which a substantially final form of the Aerospace Business Transfer Agreement is attached. See the subsection entitled “The Business Combination Agreement — Related Agreements” for additional information.

On October 8, 2023, Skadden, at the request of SEDA, emailed an initial draft of the Business Combination Agreement to Latham. Certain matters, including with respect to the structure of the Business Combination, the conversion ratio of SEDA’s outstanding securities, representations and warranties of all parties, restrictions on the Target’s conduct of business during the Interim Period, obligations of the parties with respect to the delivery of required approvals and preparation and submission of required filings, certain covenants including as regards the financing and debt refinancing, the treatment of transaction expenses, the details of which were not fully addressed in the LOI, required additional negotiation by the parties.

On October 30, 2023, SEDA held an Extraordinary General Meeting of SEDA’s shareholders. At the Extraordinary General Meeting, SEDA’s shareholders approved a proposal to amend SEDA’s Amended and Restated Memorandum and Articles of Association to initially extend the date by which SEDA must consummate an initial business combination (the “Extension”) from November 2, 2023, to March 2, 2024, and to allow the SEDA Board, without another shareholder vote, to elect to further extend the date to consummate an initial Business Combination after the Extended Date up to four times, by an additional month each time, up to July 2, 2024. The first additional one-month extension was approved by the SEDA Board on February 27, 2024, extending the deadline by which SEDA must complete its Business Combination to April 2, 2024. The second additional one-month extension was approved by the SEDA Board on March 27, 2024, extending the deadline by which SEDA must complete its Business Combination to May 2, 2024. The third additional one-month extension was approved by the SEDA Board on April 29, 2024, extending the deadline by which SEDA must complete its Business Combination to June 2, 2024. The fourth additional one-month extension was approved by the Board on May 24, 2024, extending the deadline by which SEDA must complete its Business Combination to July 2, 2024. On June 6, 2024, SEDA publicly filed with the SEC a definitive proxy statement disclosing a proposal to approve a Second Extension of the deadline by which SEDA must complete its Business Combination, from July 2, 2024 to August 2, 2024, with the option for the SEDA Board to implement up to three additional one-month extensions up to November 2, 2024. The extraordinary general meeting to vote on the Second Extension is scheduled for June 27, 2024.

In connection with the Extension, a total of 44 shareholders elected to redeem an aggregate of 6,817,313 Class A ordinary shares, representing approximately 34.1% of the issued and outstanding Class A ordinary shares. As a result, $72,546,419.86 was paid out of the SEDA Trust Account in connection with the redemptions, representing a redemption price per Class A ordinary share of approximately $10.64.

Throughout October and November 2023, SEDA and Rothschild & Co continued to contact prospective PIPE investors and throughout October, November and December 2023, SEDA and Rothschild & Co continued to contact prospective debt financing providers. Meanwhile, SEDA, KME and Paragon continued negotiating the main commercial terms of the Business Combination, including certain topics such as reduction in valuation and the amount of the minimum cash condition.

On November 14, 2023, Latham, at the request of cunova and Paragon, emailed a revised draft Business Combination Agreement to Skadden. Certain matters, including with respect to the representations and warranties of KME and certain covenants of KME (including certain joint covenants) had not been revised and remained subject to the further review of Morgan Lewis.

On November 25, 2023, Latham, at the request of Paragon, emailed to Morgan Lewis and Skadden an initial draft of the form of Paragon Vendor Loan, pursuant to which, among other things, as of Closing, Paragon (as lender) would agree to make a Euro denominated loan to PubCo (as initial borrower) and cunova (as borrower). The terms of the Form of Paragon Vendor Loan were negotiated over the course of the following months, including the principal amount of the loan, applicable interest rates, repayment terms, dollar-for-dollar adjustment of the Paragon Cash Consideration (to the extent that Available Cash plus any Additional Funding exceeds $175,000,000) and applicable subordination provisions. During this time and in connection with these negotiations, additional drafts of the Form of Paragon

Vendor Loan were exchanged prior to the execution of the Business Combination Agreement on February 20, 2024, to which a substantially final form of the Paragon Vendor Loan is attached. See the subsection entitled “The Business Combination Agreement — Related Agreements” for additional information.

Throughout November 2023 and in early January 2024, Latham, Morgan Lewis and Skadden exchanged additional drafts of the Business Combination Agreement and various ancillary agreements.

On December 15, 2023, representatives of KME emailed a commercial term sheet (the “Commercial Term Sheet”) to representatives of SEDA. The Commercial Term Sheet replaced the LOI and included certain key revised commercial terms, including: (i) a reduced JV GmbH equity valuation of $432,000,000, (ii) reducing the Minimum Cash Condition to be $140,000,000, and (iii) the addition of a commitment binding on KME to provide Additional Funding up to $35,000,000 to bridge any shortfall in financing if Available Cash is more than $140,000,000 but less than $175,000,000. Throughout late December and early January, representatives of KME and SEDA held various meetings and exchanged additional drafts of the Commercial Term Sheet. In particular, Jonathan Maxwell, Chairman and Co-Chief Executive Officer of SEDA, and Ned Davis, Chief Financial Officer and Chief Operating Officer of SEDA, considered the reduced JV GmbH equity valuation to be reflective of prevailing business and market conditions.

On January 5, 2024, the Commercial Term Sheet was executed by SEDA and KME. Paragon confirmed its agreement to the Commercial Term Sheet on January 12, 2024.

On January 15, 2024, Morgan Lewis, at the request of KME, emailed an initial draft of the U.S. Agency Sales Agreement to Skadden, pursuant to which, among other things, KME America (as agent) agreed to provide certain services to cunova (as principal) as of the Closing. Throughout January and February 2024, Skadden and Morgan Lewis exchanged additional drafts of the U.S. Agency Sales Agreement prior to the execution of the Business Combination Agreement on February 20, 2024, to which a substantially final form of the U.S. Sales Agency Agreement is attached. See the subsection entitled “The Business Combination Agreement — Related Agreements” for additional information.

On January 22, 2024, representatives of KME and Morgan Lewis hosted a legal due diligence call in respect of the KME Aerospace Business. In addition to KME and Morgan Lewis, Davis Polk, Latham and Skadden also attended the diligence call as representatives of their respective customers. The legal due diligence process continued over the course of the following weeks.

On January 24, 2024, Skadden, at the request of SEDA, emailed an initial draft of the Sponsor Support Agreement (on which the Form of Anchor Support Agreement would be later based) to Latham and Morgan Lewis, pursuant to which, among other things, the Sponsor would agree to vote in favour of the Business Combination and the transactions contemplated thereby, agree to vote in favour of the Requisite SEDA Warrantholder Approval, waive its redemption rights in connection with the consummation of the Business Combination with respect to any SEDA Shares held by the Sponsor and effect the conversion of SEDA Class B Shares into SEDA Class A Shares. The terms of the Sponsor Support Agreement were negotiated over the course of the following weeks including the conversion ratio of the SEDA Class B Shares held by the Sponsor into SEDA Class A Shares in connection with the Merger. During this time and in connection with these negotiations, additional drafts of the Sponsor Support Agreement (and Form of Anchor Support Agreement) were exchanged prior to the execution of the Sponsor Support Agreement on February 20, 2024. See the subsection entitled “The Business Combination Agreement — Related Agreements” for additional information.

Also on January 24, 2024, Skadden, at the request of SEDA, emailed an initial draft of the Registration Rights Agreement Term Sheet to Latham and Morgan Lewis, pursuant to which, among other things, PubCo agreed to file a shelf registration statement following Closing and certain shareholders of PubCo will have the right to demand a certain number of underwritten takedowns from the shelf, and will have piggyback registration rights on certain other registration statements filed by PubCo. The terms of the Registration Rights Agreement Term Sheet were negotiated over the course of the following weeks between Skadden and Morgan Lewis, including the prospective shareholders of PubCo that would be party to the Registration Rights Agreement and the number of demands that each such prospective shareholder will be able to make. During this time and in connection with these negotiations, additional drafts of the Registration Rights Agreement Term Sheet were exchanged prior to the execution of the Business Combination Agreement on February 20, 2024, to which a substantially final form of the Registration Rights Agreement Term Sheet is attached. See the subsection entitled “The Business Combination Agreement — Related Agreements” for additional information.

On January 24, 2024, Skadden, at the request of SEDA, emailed an initial draft of the Form of Lock-Up Agreement to Latham and Morgan Lewis, pursuant to which, among other things, the Sponsor, until one year after the Closing Date, and KME Special and certain directors and officers of PubCo, until one hundred eighty (180) days after the Closing Date, will agree to certain transfer restrictions in respect of their shares in PubCo subject to customary exemptions. The terms of the Form of Lock-Up Agreement were negotiated over the course of the following weeks. During this time and in connection with these negotiations, additional drafts of the Form of Lock-Up Agreement were exchanged prior to the execution of the Business Combination Agreement on February 20, 2024, to which a substantially final form of the Lock-Up Agreement is attached. See the subsection entitled “The Business Combination Agreement — Related Agreements” for additional information.

On January 26, 2024, representatives of cunova and Latham hosted a legal due diligence call in respect of JV GmbH and its Subsidiaries (for the avoidance of doubt, including cunova). In addition to representatives of cunova and Latham, Davis Polk, Morgan Lewis and Skadden also attended the call as representatives of their respective customers. The legal due diligence process continued over the course of the following weeks.

On January 29, 2024, Morgan Lewis, at the request of KME, emailed an initial draft of the Aerospace VLN to Latham and Skadden, pursuant to which, among other things, as of Closing, Aerospace Business Sellers (as lenders) agreed to make a Euro denominated loan to cunova (as borrower). The terms of the Aerospace VLN were negotiated over the course of the following weeks, including the principal amount of the loan, applicable interest rates, repayment terms, and applicable subordination provisions. During this time and in connection with these negotiations, additional drafts of the Aerospace VLN were exchanged prior to the execution of the Business Combination Agreement on February 20, 2024, to which a substantially final form of the Aerospace VLN is attached. See the subsection entitled “The Business Combination Agreement — Related Agreements” for additional information.

Throughout January and mid-February 2024, Latham, Morgan Lewis and Skadden exchanged additional drafts of the Business Combination Agreement and various ancillary agreements.

On February 5, 2024, the SEDA Board held a meeting, with representatives of SDCL as advisor to SEDA and Skadden in attendance, at which meeting the parties discussed updates on the progress of the potential Business Combination. At the request of the SEDA Board, Skadden provided an overview of certain legal aspects of the transaction, including recent developments on the Business Combination Agreement and ancillary documents.

On February 9, 2024, Morgan Lewis, at the request of KME, emailed to Skadden an initial draft of the Equity Incentive Plan Term Sheet, which sets out the portion of PubCo’s fully diluted shareholder capital to be allocated to the management incentive plan. See the subsection entitled “The Business Combination Agreement — Related Agreements” for additional information.

On February 16, 2024, the SEDA Board held a meeting, with Skadden and certain representatives of SEDA’s management team in attendance. At the request of the SEDA Board, Skadden provided a further update on the Business Combination Agreement and ancillary documents, following the meeting held on February 5, 2024.

On February 19, 2024, the parties finalized the transaction documents (or forms thereof, as applicable) with respect to the Business Combination based on the terms agreed upon by the parties, including the Sponsor Support Agreement, Form of Anchor Support Agreement, Registration Rights Agreement Term Sheet, Aerospace Business Transfer Agreement, Form of Paragon Vendor Loan, Equity Incentive Plan Term Sheet, Lock-Up Agreement, Aerospace Asset Purchase Agreement, Vendor Loan Agreement, U.S. Sales Agency Agreement, and the Business Combination Agreement and the schedules and exhibits thereto.

In the late afternoon on February 19, 2024, the SEDA Board held a meeting with Skadden and certain representatives of SEDA’s management team and Rothschild & Co in attendance. At the request of the SEDA Board, Skadden provided an update on changes to the terms of the Business Combination Agreement and ancillary documents following the meeting held on February 16, 2024. At the request of the SEDA Board, Rothschild presented the contents of a draft investor presentation that included certain preliminary financial metrics of the Target for the year ended December 31, 2023, prepared by the Target, which were subsequently made public on February 20, 2024, when SEDA filed with the SEC a Current Report on Form 8-K along, with among other things, the investor presentation presented to the Board during the February 19, 2024 board meeting. Following additional discussion on these and related matters, the Business Combination and the transactions contemplated thereby were approved by all of the members of the SEDA Board on February 20, 2024.

On February 20, 2024, the shareholders of JV GmbH approved by written resolution the business combination of JV GmbH with SEDA, the Business Combination Agreement and the related ancillary documents. On February 20, 2024, the shareholders of cunova approved by written resolution the business combination of JV GmbH with SEDA, the Business Combination Agreement and the related ancillary documents.

Thereafter, on February 20, 2024, SEDA, PubCo, Merger Sub, KME, cunova, Paragon, PP Holding, Creature Kingdom and JV GmbH executed the Business Combination Agreement (the “BCA”), pursuant to which the parties agreed to, among others, the following:

(i)	SEDA will merge with and into Merger Sub, a wholly owned subsidiary of PubCo (the “Merger”), with Merger Sub being the surviving entity in the merger (the time at which the Merger becomes effective, the “Merger Effective Time”);

(ii)	in connection with the Merger, (a) each outstanding SEDA Class B ordinary share, par value $0.0001 per share (the “SEDA Class B Shares”) will be converted (unless otherwise agreed in writing) into 0.893 SEDA Class A ordinary shares, par value $0.0001 per share (the “SEDA Class A Shares,” and together with the SEDA Class B Shares, the “SEDA Shares”), (b) each outstanding SEDA Class A Share will be automatically cancelled and converted into PubCo ordinary shares at an exchange ratio of 1.119375, each such PubCo ordinary share having a par value of $0.0001 per share (the “PubCo Shares”), and (c) each outstanding warrant of SEDA will be automatically adjusted to entitle the holder to purchase one whole PubCo Share at a price of $11.50 per PubCo Share (the “SEDA Adjusted Warrants”);

(iii)	on the Exchange Date (as defined below) (and, if applicable, immediately after the closing contemplated of any Financing (as defined below)), PubCo will (a) redeem the redeemable preference share in PubCo held by Creature Kingdom, and (b) purchase from Creature Kingdom the ordinary share in PubCo held by Creature Kingdom in exchange for the release of the undertaking to pay the subscription price of such redeemable share; and

(iv)	on the Exchange Date (as defined below), (a) Paragon will transfer its shares in PP Holding and a certain shareholder loan to PubCo in exchange for cash and a vendor loan agreement by and between Paragon and PubCo, (b) cunova will redeem the preference share of cunova with the number 25,001 (the “cunova Preference Share”) in consideration for the transfer of the preference share of KME AssetCo GmbH (“KME AssetCo”) with the number 25,001 (the “KME AssetCo Preference Share”) by cunova to KME Special Products, and (c) KME will cause (i) KME Germany GmbH (“KME Germany”), KME Mansfeld GmbH (“KME Mansfeld”) and KME America Inc. (“KME America” and, together with KME Germany and KME Mansfeld, the “Aerospace Business Sellers”) to transfer to cunova the KME Specialty Aerospace Business in exchange for a vendor loan debt instrument issued by cunova (the “Aerospace VLN”) and which the Aerospace Business Sellers will transfer to KME Special and KME Special, in turn, will contribute the Aerospace VLN to PubCo in exchange for PubCo Shares; and (ii) KME Special to transfer its shares in JV GmbH and a certain shareholder loan between KME Special and JV GmbH to PubCo in exchange for PubCo Shares and cash ((a)-(c) the “Exchange” and the date on which the Exchange occurs, the “Exchange Date”).

Thereafter, on February 20, 2024, SEDA filed with the SEC a Current Report on Form 8-K and subsequently a Form 425, along with the BCA, the Sponsor Support Agreement, a Form of Anchor Support Agreement, the signing press releases for each SEDA and KME, and the investor presentation prepared in connection with the Business Combination.

Organizational Documents of PubCo after the Business Combination

Following the consummation of the Business Combination, the rights of SEDA Shareholders who become shareholders in PubCo will no longer be governed by the Amended and Restated Memorandum and Articles of Association of SEDA and instead those rights will be governed by the New PubCo Articles. For a summary of the rights which will attach to the PubCo Shares under the New PubCo Articles, see “Description of PubCo Securities,” and for a comparison of the rights attaching to SEDA Shares under the Amended and Restated Memorandum and Articles of Association of SEDA to the rights which will attach to the PubCo Shares under the New PubCo Articles, see “Comparison of Shareholders’ Rights.” The Articles of Association of PubCo are included as Annex E.

Consideration to Existing Target Shareholders

Aggregate Closing Date Consideration to KME

As a result of and at Closing, among other things: (1) as consideration for the Exchange and the transfer of the Aerospace Business, KME will receive (a)          PubCo Shares to be issued and allotted by PubCo to KME on the Exchange Date, and (b) the KME cash consideration in the amount of the equivalent in EUR of $20,000,000, and (2) cunova (as issuer) will issue a vendor loan debt instrument to the Aerospace Business Sellers for an aggregate amount equal to the consideration for the transfer of the KME Aerospace Business, which will be transferred to PubCo in exchange for PubCo Shares pursuant to the Exchange.

Aggregate Closing Date Consideration to Paragon

As a result of and at Closing, among other things: PubCo will pay $135,000,000 in cash to Paragon, and (ii) PubCo (as initial borrower), cunova (as borrower) and Paragon (as lender) will enter into the Paragon Vendor Loan for an aggregate Euro-denominated amount equivalent to $61,000,000 (the “Loan”), such cash consideration to be increased and vendor loan note amount to be reduced, in each case on a dollar-for-dollar basis to the extent that Available Cash plus any Additional Funding (provided in all cases that Total Net Leverage as at Closing is no more than 4.00x) exceeds $175,000,000. cunova (as borrower) will accept and assume in full by way of novation of all of PubCo’s rights and obligations (as initial borrower) under the Paragon Vendor Loan.

The Paragon Vendor Loan further contemplates that (i) the Loan will be repaid in full together with interest accrued on the earlier of (a) an Exit, Winding-Up or Sale, and (b) fourth anniversary of Closing, (ii) interest will accrue at 10% annually, (iii) cunova may prepay the whole or any part of the Loan without premium or penalty by giving Paragon prior written notice; (iv) cunova is required to prepay the Loan in full together with interest accrued in the event of (A) an initial public offering (other than the admission of securities of PubCo on an investment stock exchange in accordance with the Business Combination Agreement), (B) the winding-up of cunova or (C) a sale resulting in KME ceasing to directly or indirectly have the ability to appoint/remove the majority of the board of directors of PubCo; (v) proceeds received from a voluntary refinancing of debt incurred by PubCo or any of its subsidiaries (including cunova) may be used for general corporate purposes but shall not be distributed to any of the shareholders of cunova as long as the Loan is outstanding; (vi) a voluntary refinancing of debt incurred by PubCo or any of its subsidiaries (including cunova) requires the prior the consent of Paragon if and to the extent the Total Net Leverage would exceed the Total Net Leverage existing as at Closing (which may in any case not be more than 4.00x); (vii) the Loan will constitute senior unsecured liabilities of cunova ranking (A) senior to any other unsecured liabilities of cunova; but (B) junior to senior debt incurred under the Loan from Hayfin Services LLP or any refinancing thereof if and to the extent the Total Net Leverage does not exceed the Total Net Leverage existing at Closing (which may in any case not be more than 4.00x). For more information on the Paragon Vendor Loan, see “Related Agreements — Paragon Vendor Loan.”

Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of JV GmbH, KME, Paragon, PubCo, Merger Sub and SEDA are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

In respect of the relevant representations and warranties of JV GmbH, KME and Paragon, the term “Material Adverse Effect” used is described as any fact, event, change, effect, circumstance or condition that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets, Liabilities, results of operations or financial condition of PP Holding, the KME Aerospace Business, or JV GmbH and its Subsidiaries, taken as a whole or (ii) the ability of JV GmbH, KME and its Affiliates or PP Holding to consummate the Transactions in accordance with the terms of the Business Combination Agreement; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” under the foregoing clause (i): (a) any change or effect resulting from the execution of the Business Combination Agreement or the Transactions (including the announcements thereof) or the pendency or the consummation of the Transactions, including the impact of any of the foregoing on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, service providers and employees; (b) any proposal, enactment or change in interpretation of, or other change in, applicable laws, IFRS or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (c) changes in interest rates or the financial or securities markets or economic or political conditions generally; (d) any change generally affecting any of the industries or markets in which PP Holding, the Aerospace Business, JV GmbH or its Subsidiaries principally operate or the economy as a whole; (e) the taking of any action required or contemplated by the Business Combination Agreement or taken with the prior written consent of SEDA; (f) any pandemic, epidemic, disease outbreak or other public health emergency (including the COVID-19 or any similar or related disease caused by the SARS-CoV-2 virus or any mutation or evolution thereof), any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster or act of God; or (g) any national or international political or social conditions in countries or the geographic region in which PP Holding, the KME Aerospace Business, JV GmbH or its Subsidiaries operate, including the engagement in hostilities or the escalation or continuation thereof, whether or not pursuant to the declaration of a national emergency or war or the occurrence of any military or terrorist attack therein; or (h) any failure of PP Holding, the KME Aerospace Business, JV GmbH or its Subsidiaries to meet any projections, forecasts or budgets (it being understood that the underlying facts giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect if such facts are not otherwise excluded under this definition); provided, further, that any event, occurrence, fact, condition, or change referred to in clauses (b), (c), (d), (f) and (g) above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on PP Holding, JV GmbH and their Subsidiaries, taken as a whole, compared to other participants in the industry and geographic locations in which PP Holding, JV GmbH and their Subsidiaries primarily conduct business.

Closing and Effective Time of the Business Combination

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the Closing will take place virtually on (i) with respect to the Merger, the tenth (10th) Business Day after all the conditions to the Business Combination Agreement have been satisfied or waived (other than the conditions that by their terms are to be satisfied at the Merger Effective Time or the Closing, but subject to the satisfaction or waiver of such conditions) (the “Merger Date”) and (ii) with respect to the Exchange, the Business Day falling immediately after the Merger Date (the “Exchange Date”), in each case, or at such other date, time or place as SEDA and each of the Shareholders may agree in writing (the completion of the Merger and the Exchange, the “Closing”). The parties hereto agree that the Closing shall take two (2) Business Days (the “Closing Date”). Except for documents that need to be notarized, closing signatures may be transmitted by emailed PDF files or by facsimile.

Conditions to Closing the Business Combination

The consummation of the transactions contemplated under the Business Combination Agreement is conditioned upon the satisfaction or waiver by the applicable parties to the Business Combination Agreement of the conditions set forth below. Therefore, unless these conditions are waived or satisfied by the applicable parties to the Business Combination Agreement, the transactions contemplated under the Business Combination Agreement may not be consummated.

Conditions to Obligations of Parties

The respective obligations of each of SEDA, SEDA Representative, PubCo, Merger Sub, JV GmbH, PP Holding, cunova, KME, Creature Kingdom and Paragon to complete the Business Combination are conditioned upon the satisfaction or waiver of the following conditions at or prior to Closing:

●	approval of the Business Combination and certain other items by the shareholders of SEDA;

●	approvals and consents from the necessary government agencies and regulators as set out in the schedules to the Business Combination Agreement;

●	the absence of any legal restraint enjoining or prohibiting the Closing;

●	the registration statement to be filed on Form F-4 (the “Registration Statement”) by PubCo with the SEC in connection with the Business Combination having been declared effective by the SEC in accordance with the provisions of the Securities Act, no stop order having been issued by the SEC that remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order having been threatened or initiated by the SEC that remains pending;

●	approval for listing on the NYSE of the PubCo Shares and SEDA Adjusted Warrants having been obtained in connection with the Business Combination; and

●	the refinancing of certain debt incurred under the Existing Financing by JV GmbH for an amount equal to the amount outstanding under the Existing Financing (after deducting any applicable fees) having been completed or the obtaining of all necessary waivers, consents, amendments, confirmations and/or approvals for the continuation of the Existing Financing following Closing (the “Debt Refinancing”).

Conditions to Obligations of SEDA

The obligation of SEDA to consummate the Business Combination is also subject to the satisfaction or waiver of the following conditions at or prior to Closing:

●	each of the following representations and warranties (collectively, the “Target Specified Representations”) in each case, being true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, being true and correct on and as of such earlier date): (i) of JV GmbH, regarding: (a) its corporate organization, (b) due authorization and board approval, (c) its capitalization, and (d) brokers’ fees, (ii) of KME, regarding: (a) its corporate organization, (b) due authorization, (c) ownership, (d) sufficiency of assets, (e) brokers’ fees, and (iii) of Paragon, regarding: (a) the corporate organization of PP Holding, (b) due authorization, (c) ownership, (d) capitalization and (e) brokers’ fees;

●	the representations and warranties of JV GmbH and Paragon as to their capitalization being true and correct other than de minimis inaccuracies, as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, being true and correct on and as of such earlier date);

●	each of the following representations and warranties being true and correct as of the Closing Date, as if made anew at and as of that time: (i) of JV GmbH, regarding: (a) its corporate organization, and (c) absence of changes, (ii) of KME, regarding: (a) its corporate organization, and (b) absence of changes, and (iii) of Paragon, regarding: (a) the corporate organization of PP Holding, and (b) absence of changes;

●	each of the representations and warranties of JV GmbH, KME and Paragon contained in the Business Combination Agreement (other than the Target Specified Representation and those discussed above) being true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, being true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect;

●	performance of covenants by JV GmbH, PP Holding, Paragon and KME in all material respects as of or prior to the Closing;

●	delivery of certain documentation and certificates by JV GmbH, KME and Paragon and their respective officers to SEDA pursuant to the Business Combination Agreement dated as of the Closing Date;

●	consummation of the transfer of the KME Aerospace Business to cunova pursuant to the Aerospace Business Transfer Agreement scheduled to the Business Combination Agreement; and

●	absence of a Material Adverse Effect on the KME Aerospace Business, PP Holding or JV GmbH and its subsidiaries, taken as a whole, since the date of the Business Combination Agreement.

Conditions to Obligations of JV GmbH, PP Holding, Paragon and KME

JV GmbH’s, PP Holding’s, Paragon’s and KME’s obligation to consummate the Business Combination is also subject to the satisfaction or waiver of certain conditions, including, among others:

●	each of the following representations and warranties of SEDA (collectively, the “SEDA Specified Representations”) in each case, being true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, being true and correct on and as of such earlier date), regarding: (i) its corporate organization, (ii) its business activities and absence of changes, and (iii) its capitalization;

●	each of the following representations and warranties of PubCo and Merger Sub (collectively, the “PubCo and Merger Sub Specified Representations”) in each case, being true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, being true and correct on and as of such earlier date), regarding: (i) their corporate organization, (ii) due authorization, (iii) brokers’ fees, and (iv) their capitalization;

●	the representations and warranties of SEDA regarding its capitalization, being true and correct other than de minimis inaccuracies, as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, being true and correct on and as of such earlier date);

●	each of the following representations and warranties being true and correct as of the Closing Date, as if made anew at and as of that time: (i) of SEDA, regarding: (a) its corporate organization, and (ii) its business activities and absence of changes, (ii) of PubCo and Merger Sub, regarding their corporate organization;

●	each of the representations and warranties of SEDA, PubCo and Merger Sub (other than the SEDA Specified Representations and the PubCo and Merger Sub Specified Representations and those discussed above) being true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, being true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect;

●	performance of covenants by SEDA, SEDA Representative, PubCo and Merger Sub in all material respects, except with respect to the payment obligation by PubCo to Paragon in connection with the transfer of Paragon’s shares in PP Holding, which must have been complied with in all respects, as of or prior to the Closing;

●	no change, effect, circumstance or condition with respect to SEDA which could reasonably be expected to have a material adverse effect on the ability of SEDA to enter into and perform its respective obligations under this the Business Combination Agreement having occurred since the date of the Business Combination Agreement;

●	PubCo and SEDA having an aggregate amount of cash from (i) any proceeds from any PIPE Investment and any other equity or debt financing (other than the Debt Refinancing) (each, a “Financing”) which are permitted to be paid out as cash consideration due at Closing, plus (ii) cash available in SEDA’s trust account as of the Closing after taking into account all shareholder redemptions (together with any Financing, the “Available Cash”), in an amount of at least $140,000,000; and

●	delivery by SEDA dated as of the Closing Date to JV GmbH, Paragon and KME of a certificate signed by an officer of SEDA, certifying that to the knowledge and belief of such officer, the conditions pertaining to SEDA PubCo and Merger Sub have been fulfilled.

Governance

The Business Combination Agreement provides that, subject to the terms of the governing documents of PubCo, each of SEDA, PubCo, Merger Sub, JV GmbH, PP Holding, cunova, KME, Creature Kingdom and Paragon will take all necessary action so that, effective as of the Closing, PubCo’s board of directors (the “Post-Closing PubCo Board”) will consist of seven persons. Two members of the Post-Closing PubCo Board will be identified by SEDA and five members of the Post-Closing PubCo Board will be identified by KME.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties by JV GmbH, KME, Paragon, PubCo, Merger Sub and SEDA, certain of which are qualified by materiality and material adverse effect or Material Adverse Effect and may be further modified and limited by the disclosure schedules. The representations and warranties of the respective parties to the Business Combination Agreement generally will not survive the Closing.

Representations and Warranties of JV GmbH

JV GmbH has made representations and warranties relating to, among other things, its corporate organization, subsidiaries, due authorization, no conflict, governmental authorities and consents, its capitalization, its financial statements, undisclosed liabilities, compliance with laws, intellectual property, data protection and cybersecurity and information technology, contracts, benefit plans, labor matters, tax matters, brokers’ fees, insurance, real property, environmental matters, absence of changes, affiliate agreements, internal controls, certain business practices, sanctions and anti-corruption laws, permits, customers and suppliers and this proxy statement/prospectus.

The representations and warranties of JV GmbH identified as Target Specified Representations are those made pursuant to: Section 4.01(a) of the Business Combination Agreement (Corporate Organization of JV GmbH), the first sentence of Section 4.03(a) of the Business Combination Agreement (Due Authorization; Board Approval; Vote Required), Section 4.06(e) of the Business Combination Agreement (Capitalization) and Section 4.17 of the Business Combination Agreement (Brokers’ Fees).

Representations and Warranties of KME

KME has made representations and warranties relating to, among other things, its corporate organization and the corporate organization of the Aerospace Business Sellers, due authorization, ownership, sufficiency of assets with respect to the KME Aerospace Business, no conflict, governmental authorities and consents, the financial statements of the KME Aerospace Business, litigation and proceedings, compliance with laws, intellectual property of the KME Aerospace Business, data protection and cybersecurity of the KME Aerospace Business, Aerospace business assets, Benefit Plans of the KME Aerospace Business, labor matters, brokers’ fees, absence of changes, affiliate agreements, certain business practices, sanctions and anti-corruption laws, permits, this proxy statement/prospectus and tax matters.

The representations and warranties of KME identified as Target Specified Representations are those made pursuant to: Section 5.01(a) of the Business Combination Agreement (Corporate Organization), the first sentence of Section 5.02(a) of the Business Combination Agreement (Due Authorization), Section 5.03(a) and Section 5.03(b) of the Business Combination Agreement (Ownership), Section 5.04 of the Business Combination Agreement (Sufficiency of Assets) and Section 5.15 of the Business Combination Agreement (Brokers’ Fees).

Representations and Warranties of Paragon

Paragon has made representations and warranties relating to, among other things, the corporate organization of PP Holding, due authorization, ownership, no conflict, governmental authorities and consents, the capitalization of PP Holding, the financial statements of PP Holding, undisclosed liabilities of PP Holding, litigation and proceedings of PP Holding, holding company status of PP Holding, compliance with laws, absence of changes, this proxy statement/prospectus, brokers’ fees and tax matters.

The representations and warranties of Paragon identified as Target Specified Representations are those made pursuant to: Section 6.01(a) of the Business Combination Agreement (Corporate Organization of PP Holding), the first sentence of each of Section 6.02(a) and Section 6.02(b) of the Business Combination Agreement (Due Authorization),

Section 6.03(a) and Section 6.03(b) of the Business Combination Agreement (Ownership), Section 6.06(b) of the Business Combination Agreement (Capitalization) and Section 6.15 of the Business Combination Agreement (Brokers’ Fees).

Representations and Warranties of SEDA

SEDA has made representations and warranties relating to, among other things, its corporate organization, due authorization, no conflict, litigation and proceedings, governmental authorities and consents, its financial ability and trust account, brokers’ fees, SEC reports and its financial statements, business activities and absence of changes, this proxy statement/prospectus, tax matters, its capitalization and its NYSE quotation.

The representations and warranties of SEDA identified as SEDA Specified Representations are those made pursuant to: Section 7.01(b) of the Business Combination Agreement (Corporate Organization), Section 7.09(f) of the Business Combination Agreement (Business Activities; Absence of Changes), and Section 7.14(c) and Section 7.14(d) of the Business Combination Agreement (Capitalization).

Representations and Warranties of PubCo and Merger Sub

PubCo and Merger Sub have made representations and warranties relating to, among other things, their corporate organization, due authorization, no conflict, governmental authorities and consents, brokers’ fees, business activities and absence of changes, their capitalization, investment company act and this proxy statement/prospectus.

The representations and warranties of PubCo and Merger Sub identified as the PubCo and Merger Sub Specified Representations are those made pursuant to: the first and second sentences of Section 8.01 of the Business Combination Agreement (Corporate Organization), the first sentence of Section 8.02 of the Business Combination Agreement (Due Authorization), Section 8.05 of the Business Combination Agreement (Brokers’ Fees) and the first sentence of Section 8.07 of the Business Combination Agreement (Capitalization).

Covenants

PP Holding, JV GmbH, KME, PubCo and Merger Sub have made covenants relating to, among other things, inspection, no transactions involving SEDA securities, proxy solicitation, directors resignations, support agreements, PubCo’s tax residence, retention of key employees and amendments to organizational documents.

SEDA has made covenants relating to, among other things, conduct of SEDA and SEDA financing efforts.

Conduct of PP Holding, KME and JV GmbH

PP Holding, KME (with respect to the KME Aerospace Business) and JV GmbH, have agreed that during the Interim Period, except as expressly contemplated under the Business Combination Agreement, as required by applicable law or pursuant to any COVID-19 Measures applicable to PP Holding, the KME Aerospace Business or JV GmbH and its Subsidiaries, as applicable, they will operate their business in the ordinary course and consistent with past practice and comply in all material respects with all Laws applicable to them.

Except as contemplated by the Business Combination Agreement, as set forth in the disclosure schedules of JV GmbH, as required by applicable law or pursuant to any COVID-19 Measure, PP Holding, KME (with respect to the KME Aerospace Business) and JV GmbH shall not (and shall cause its Subsidiaries not to), during the Interim Period:

●	with respect to each of PP Holding and JV GmbH and its Subsidiaries, change or amend its certificate of incorporation, bylaws or other organizational documents except (i) in the case of PP Holding, JV GmbH and cunova, for any such change or amendment made in the ordinary course of business and which will not have a material adverse impact on such company’s ability to perform its obligations under the Business Combination Agreement or to consummate the Transactions or (ii) in the case of cunova’s Subsidiaries, for any such change or amendment made in the ordinary course of business;

●	except in the ordinary course of business in relation to cunova’s wholly owned Subsidiaries (i) make, declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise with respect to any capital stock or other equity interests in PP Holding, JV GmbH or its Subsidiaries; (ii) effect any recapitalization, reclassification, split or other change in their capitalization; (iii) authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of their capital stock or securities convertible into or exchangeable for shares of their capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option or other commitment for the issuance of shares of their capital stock, or split, combine or reclassify any shares of their capital stock; or (iv) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of their capital stock or other equity interests;

●	except in the ordinary course of business consistent with past practice or as otherwise permitted or not restricted by the Business Combination Agreement, enter into, assume, assign, partially or completely amend or modify any material term of or terminate (excluding any expiration in accordance with its terms) any Contract of a type required to be listed on the disclosure schedules of JV GmbH or KME;

●	sell, transfer, lease, pledge or otherwise encumber, abandon, cancel or convey or dispose of any assets, properties or businesses, including Leased Real Property, except for sales, transfers, leases, pledges or other encumbrances or dispositions of assets, properties or business (i) not in excess of $1,500,000 in the aggregate, (ii) as between JV GmbH and its Subsidiaries, (iii) in relation to the JV GmbH’s Subsidiaries, in the ordinary course of business and consistent with past practice or (iv) the creation of any pledge, encumbrance or other security interest over any land, property or assets of JV GmbH or its Subsidiaries to secure Indebtedness incurred by JV GmbH or its Subsidiaries in the ordinary course of business;

●	in respect of JV GmbH or any of its Subsidiaries or KME in relation to the KME Aerospace Business, except as otherwise required by law, the JV GmbH Benefit Plans or the Aerospace Business Benefit Plans, in effect on the date of the Business Combination Agreement: (i) grant any material increase in compensation, benefits or severance to any key employee or manager with annual base compensation of more than $325,000, except in the ordinary course of business consistent with past practice; (ii) adopt, enter into or materially amend any JV GmbH Benefit Plan or Aerospace Business Benefit Plan other than in the ordinary course of business with respect to annual renewals; (iii) grant or provide any material bonus, severance or termination payments or benefits to any employee or director, except in connection with the promotion, hiring or firing of any employee (to the extent permitted by the Business Combination Agreement) in the ordinary course of business consistent with past practice; (iv) hire or dismiss any employee or any other individual who is providing or will provide services to JV GmbH or any of its Subsidiaries or the KME Aerospace Business, other than any employee with annual base compensation of less than $325,000 in the ordinary course of business consistent with past practice; or (v) reassign any Aerospace Business Employee so that they are no longer assigned to the KME Aerospace Business;

●	in respect of JV GmbH or any of its Subsidiaries or KME in relation to the KME Aerospace Business, (i) take any action that would constitute a “mass layoff” or “plant closing” within the meaning of the Worker Adjustment and Retraining Notification Act or would otherwise trigger notice requirements under any similar law relating to mass layoffs and plant closing, (ii) waive any restrictive covenant obligations of any current or former director, officer, employee or independent contractor, or (iii) enter into, modify, negotiate, renew, extend or terminate any collective bargaining agreement or recognize or certify any union, works council, labor organization, employee forum or other employee representative body;

●	(i) fail to maintain its existence, (ii) enter into a new material line of business, (iii) purchase or otherwise acquire (whether by merging or consolidating with or purchasing any equity interest in or a substantial portion of the assets of) any business or any corporation, partnership, association, joint venture or other business organization or division thereof (other than in the ordinary course of business in relation to JV GmbH’s Subsidiaries), (iv) make any acquisition of any assets, business, equity interests or other properties or incur any liability or obligation in excess of $750,000 individually or $2,500,000 in the aggregate (other than in the ordinary course of business in relation to JV GmbH’s Subsidiaries), (v) sell, transfer, license, assign, fail to maintain or otherwise dispose of or encumber any of the material Intellectual Property pertaining to the business of JV GmbH or any of its Subsidiaries with a value in excess of $1,000,000 (other than in the ordinary course of business), or (vi) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of JV GmbH or any of its Subsidiaries (other than the Merger);

●	make any capital expenditures (or commitment to make any capital expenditures) in excess of $750,000 individually or $2,500,000 in the aggregate other than any capital expenditure (or series of related capital expenditure) which is consistent in all material respects with JV GmbH’s annual capital expenditure budget for the periods following the date hereof;

●	make any loans, advances or capital contributions to, or investments in, any other Person, other than, in relation to JV GmbH’s Subsidiaries, in the ordinary course of business consistent with past practice or between JV GmbH and its Subsidiaries;

●	amend in a manner materially detrimental to the KME Aerospace Business or JV GmbH or any of its Subsidiaries, terminate, cancel, surrender, permit to lapse or fail to renew or maintain any material authorization from a governmental authority or material Permit required for the conduct of the KME Aerospace Business or the business of JV GmbH or any of its Subsidiaries, or otherwise terminate its relationships with any governmental authority, customers, suppliers, contractors and other Persons with which it has material business relations;

●	except as required by applicable law, (i) make, change or rescind any material Tax election (unless, in relation to JV GmbH’s Subsidiaries only, such Tax election is made, changed or rescinded in the ordinary course of business), or (ii) adopt or change any material Tax accounting method, (iii) file any material amendment to any income Tax Return or other material Tax Return, (iv) enter into any agreement with a governmental authority with respect to Taxes, (v) settle or compromise any claim or assessment in respect of material Taxes, (vi) consent to any extension (other than an extension to file in the ordinary course of business) or waiver of the statutory period of limitations applicable to any claim or assessment in respect of a material amount of Taxes, or (vii) enter into any Tax sharing or similar agreement, in each case if such election, change, amendment, agreement, settlement, consent or other action could, individually or in the aggregate, reasonably be expected to have the effect of materially increasing the present or future Tax liability or materially decreasing any present or future Tax asset of PubCo and its Affiliates (including PP Holding and JV GmbH and its Subsidiaries) after the Closing;

●	file any material Tax Return materially inconsistent with past practice (to the extent such past practice exists) unless required by applicable law, in a manner which materially and adversely affects the Taxes of PP Holding and JV GmbH and its Subsidiaries after the Closing;

●	enter into any agreement that restricts the ability of JV GmbH or any of its Subsidiaries to engage or compete in any line of business, or enter into any agreement that restricts the ability of JV GmbH or any of its Subsidiaries to enter into a new line of business;

●	enter into any agreement that would impede, impair or otherwise circumvent any Aerospace Business Asset;

●	waive, release, compromise, settle or satisfy any pending or threatened Action or compromise or settle any liability or commence any Action, other than in the ordinary course of business or that otherwise do not exceed $2,000,000 in the aggregate;

●	(i) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness of $500,000 or more, other than Indebtedness incurred in the ordinary course of business (which for the avoidance of doubt, includes any refinancing or issuance of debt securities) or (ii) except in the ordinary course of business, amend, restate or modify any terms of or any agreement with respect to any outstanding material Indebtedness;

●	make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of PP Holding or JV GmbH or any of its Subsidiaries, except insofar as may have been required by a change in law or IFRS;

●	fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage maintained with respect to JV GmbH or any of its Subsidiaries, PP Holding, the KME Aerospace Business or their assets or properties as of the date hereof;

●	fail in a material manner to manage its working capital (including the timing of collection of accounts receivable and of the payment of accounts payable and the management of inventory) in the ordinary course of business consistent with past practice;

●	terminate, fail to renew, abandon, cancel, fail to maintain, let lapse, sell, dispose of assign, transfer or grant any rights or options in, to or under any material registered Owned Business IPR, except in the ordinary course of business consistent with past practice; or

●	authorize or commit or agree to do any action specified above.

Conduct of PubCo and Merger Sub

PubCo and Merger Sub have agreed that, during the Interim Period, they will comply with and continue performing under their Organizational Documents and shall not conduct or carry out any business, except as contemplated by the Business Combination Agreement or in connection with or for the purposes of the implementation of the Transactions or as required by applicable law.

●	Except as contemplated by the Business Combination Agreement, the Transactions, as required by applicable law or as consented to by KME and Paragon, PubCo and Merger Sub shall not, during the Interim Period:

●	change, modify or amend their respective Organizational Documents except as required for any of the other Transactions;

●	(i) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in PubCo and Merger Sub; (ii) split, combine or reclassify any capital stock of, or other equity interests in, PubCo and Merger Sub; or (iii) other than in connection with the Transactions or as otherwise required by their respective Organizational Documents in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, PubCo and Merger Sub;

●	except as otherwise required by applicable law: make, rescind or change any material Tax election or adopt or change any material Tax accounting method, file any material amendment to any income Tax Return or other material Tax Return, or enter into any agreement with a governmental authority with respect to Taxes, in each case if such election, change, amendment, agreement or other action could, individually or in the aggregate, reasonably be expected to have the effect of materially increasing the present or future Tax liability or materially decreasing any present or future Tax asset of PubCo and its Affiliates (including JV GmbH and its Subsidiaries) after the Closing and provided that PubCo may take any action that it determines, acting reasonably, is necessary to optimize its expected liability for Taxes following the Transactions;

●	waive, release, compromise, settle or satisfy any pending or threatened material Action or compromise or settle any material liability;

●	incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any material Indebtedness;

●	incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any material liabilities, debts or obligations, other than such material liabilities, debts or obligations as are (i) expressly contemplated by the Business Combination Agreement, or (ii) incurred for the purpose of consummating the Transactions; or

●	other than in connection with the Business Combination Agreement, the Transactions and the Financing, offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, PubCo and Merger Sub or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests.

Conduct of SEDA

SEDA has agreed that, during the Interim Period, it will comply with and continue performing under its Organizational Documents, the Trust Agreement and all other agreements or Contracts to which it is a party as of the date of the Business Combination Agreement and operate its business in the ordinary course of business consistent with past practice.

Except as contemplated by the Business Combination Agreement, the Transactions, as required by applicable law or as consented to by KME and Paragon, SEDA shall not, during the Interim Period:

●	change, modify or amend the Trust Agreement or its Organizational Documents except (i) for any such change or amendment made in the ordinary course of business and which will not have a material adverse impact on its ability to perform its obligations under the Business Combination Agreement or to consummate the Transactions or (ii) as required in connection with the Extension;

●	(i) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in SEDA; (ii) split, combine or reclassify any capital stock of, or other equity interests in, SEDA; or (iii) other than in connection with the Transactions or as otherwise required by its Organizational Documents in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, SEDA;

●	other than in connection with the Business Combination Agreement, the Transactions or the Financing, enter into, renew or amend any transaction or Contract with an Affiliate of SEDA (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of five percent (5%) or greater);

●	except in the ordinary course of business consistent with past practice or as otherwise required by applicable law: make, rescind or change any material Tax election or adopt or change any material Tax accounting method, file any material amendment to any income Tax Return or other material Tax Return, or enter into any agreement with a governmental authority with respect to Taxes, in each case if such election, change, amendment, agreement or other action could, individually or in the aggregate, reasonably be expected to have the effect of materially increasing the present or future Tax liability or materially decreasing any present or future Tax asset of PubCo and its Affiliates (including JV GmbH and its Subsidiaries and the Aerospace business assets) after the Closing;

●	waive, release, compromise, settle or satisfy any pending or threatened material Action or compromise or settle any material liability other than in the ordinary course of business;

●	incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any material Indebtedness other than in the ordinary course of business;

●	incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any material liabilities, debts or obligations, other than such material liabilities, debts or obligations as are (i) expressly contemplated by the Business Combination Agreement, including those set out in the SEDA Disclosure Schedules, (ii) incurred for the purpose of consummating the Transactions, or (iii) in the ordinary course of business;

●	other than in connection with the Business Combination Agreement, the Transactions and the Financing, offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, SEDA or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests; or

●	authorize or commit or agree to do any action specified above.

Other Covenants

The Business Combination Agreement also contains additional covenants of the parties, including, among other things, covenants providing for:

Other Covenants of PP Holding, JV GmbH, KME, PubCo and Merger Sub

●	Neither Paragon nor KME to use proceeds of the Exchange or lend, contribute or otherwise make available such proceeds to any Person (i) to fund or facilitate any activities of or business in or with any Sanctioned Jurisdiction or with any Sanctioned Person in violation of applicable Sanctions, or (ii) in any other manner that would result in a violation of Sanctions;

●	JV GmbH, PP Holding KME and Paragon waive any past, present or future claim of any kind against the Trust Account;

●	(i) If Available Cash is less than $175,000,000, and SEDA has substantially complied with its covenants in Section 10.02 of the Business Combination Agreement (SEDA Financing Efforts) KME to make a payment by wire transfer in an amount equal to the Shortfall to PubCo, which may be financed in KME’s sole discretion by debt and/or equity in each case without recourse to PubCo, JV GmbH or any of its Subsidiaries, on the Closing Date and subject to Closing, and (ii) KME may, in its sole discretion, elect to reduce the amount of KME Cash Consideration payable to KME by any amount (“KME Cash Consideration Reduction”) (provided, that the KME Cash Consideration shall not be less than zero (0)) and reduce the amount of Additional Funding payable by KME to PubCo in the same amount as the KME Cash Consideration Reduction;

●	KME to enter into a side letter with JV GmbH pursuant to which KME agreed that in the event that Closing does not occur, it will reimburse JV GmbH for any JV GmbH Transaction Expenses, until the date on which the Business Combination Agreement is terminated;

●	PubCo and SEDA agreed that neither they or their respective Affiliates or Subsidiaries will enter into or consummate any transaction documents in connection with the PIPE Investment prior to Closing without the prior written consent of each of KME and Paragon;

●	JV GmbH agreed to use commercially reasonable efforts to procure the waivers, consents, licenses and trademark applications identified on the disclosure schedules of JV GmbH;

●	JV GmbH agreed, prior to Closing, to use its reasonable best efforts to procure the Debt Refinancing and the obtainment of: (i) the Existing Facility Release Letter, and (ii) all necessary waivers, consents, amendments, confirmation and/or approvals required for the incurrence of indebtedness under, and (p)repayment of, the Paragon Vendor Loan to be expressly permitted under the Debt Refinancing;

●	(i) during the Interim Period each of JV GmbH, PP Holding, cunova, KME and Paragon agreed to cooperate in connection with any Financing as may be reasonably requested by SEDA, and (ii) during the Interim Period, each of PubCo, Merger Sub, PP Holding, cunova, KME and Paragon and SEDA agreed to provide such cooperation and information as may be reasonably requested by JV GmbH to facilitate the Debt Refinancing and to obtain all necessary waivers, consents, amendments, confirmation and/or approvals required for the incurrence of indebtedness under, and (p)repayment of, the Paragon Vendor Loan to be expressly permitted under the terms of any Debt Refinancing;

●	until completion of the Aerospace Business Transfer and except in the ordinary course of business, KME agreed to not, and procure that each of KME Germany, KME Mansfeld and KME America (as applicable) shall not, enter into new Aerospace Business Contracts or terminate, replace on materially different terms, substitute on materially different terms or materially amend any Aerospace Business Contract without first consulting with and obtaining the prior written consent (not to be withheld unreasonably) of cunova;

●	(i) cunova and KME agreed to cooperate, and KME agreed to procure that each of KME Germany, KME Mansfeld and KME America (as applicable), shall cooperate, to notify, as soon as reasonably possible following the date of the Business Combination Agreement and until the expiration of the respective Aerospace Business Contract (including after the Closing Date), any counterparty to the Aerospace

Business Contracts of the transfer to cunova and request their consent to the transfer and assignment of such Aerospace Business Contracts vis-à-vis any such relevant counterparty, (ii) should any such counterparty to the Aerospace Business Contracts refuse to grant its consent prior to the Closing Date to the assignment of the relevant Aerospace Business Contract, KME agreed to procure that each of KME Germany, KME Mansfeld and KME America (as applicable) shall put cunova, to the extent legally possible, economically in a position (on an after Tax basis) as if the assignment of the relevant Aerospace Business Contract by KME Germany, KME Mansfeld and KME America (as applicable) to cunova would have been effected as of the Closing Date, provided that cunova agrees in writing to indemnify KME Germany, KME Mansfeld and KME America (as applicable) on terms mutually agreeable to cunova and KME Germany, KME Mansfeld and KME America (as applicable) for any payments to be made by KME Germany, KME Mansfeld and KME America (as applicable) under any such Aerospace Business Contract after the Closing Date, (iii) KME agreed to procure that any payments or other performances of a counterparty to the Aerospace Business Contracts made under the Aerospace Business Contracts and any offers, orders, requests and other communication relating to any Aerospace Business Contract or otherwise to the Aerospace Business, received by KME Germany, KME Mansfeld and KME America (as applicable) after the Closing Date will be remitted to cunova without undue delay or deductions if and to the extent the payments or other performances relate to products delivered or services rendered after the Closing Date;

●	(i) KME to cause KME Germany to inform all Aerospace Business Employees in written form as to the envisaged sale and transfer of the Aerospace Business Transfer, and (ii) KME to cause KME Germany to, and cunova agreed to, offer each Aerospace Business Employee a contractual transfer of the respective employment relationship from KME Germany to cunova on terms in the aggregate not less favourable than those on which such Aerospace Business Employee was employed by KME Germany immediately prior to the Closing Date. KME agreed to procure that KME Germany will use best efforts to ensure that as many Aerospace Business Employees as possible accept the transfer;

●	KME to, and to procure that each of KME Germany, KME Mansfeld and KME America (as applicable) will, ensure that the KME Aerospace Business is operated in the ordinary course of business during the Interim Period and in accordance with prudent business standards and applicable law, or otherwise with the prior written consent of cunova to not be unreasonably withheld or delayed, (ii) during the Interim Period, KME to procure that each of KME Germany, KME Mansfeld and KME America (as applicable) and their respective Affiliates will not, except as required by applicable law or with the prior consent of cunova (not to be unreasonably withheld, delayed or conditioned) (a) amend, supplement, replace, terminate, assign or transfer any of the Aerospace Business Contracts, (b) waive any rights or claims under the Aerospace Business Contracts or any right or claim otherwise relating to the KME Aerospace Business, (c) withdraw, terminate, sell, transfer, license or otherwise dispose of, any KME Aerospace Business Know-How, (d) make any other material change in the operation of the KME Aerospace Business, (e) fail to make any payments with respect to the KME Aerospace Business after those payments have become due, (f) agree on any collective agreement with a works council or union applicable to Aerospace Business Employees, (g) otherwise amend or terminate the employment relationship with any of the Aerospace Business Employees, (h) cancel or change the coverage of any insurance policy existing for the KME Aerospace Business, (i) disclose any technical or (otherwise) confidential information relating to the KME Aerospace Business to third parties, except for disclosure to cunova;

●	a management equity incentive plan reflecting the terms agreed in the Business Combination Agreement to be entered into after Closing in such form as may be mutually agreed among PubCo, SEDA, KME and Paragon; and

●	KME and Paragon to use reasonable best efforts to implement the sale of the Carve-Out JVs in accordance with the disclosure schedules of JV GmbH prior to the Closing.

Other Covenants of SEDA

●	SEDA to: (i) use commercially reasonable efforts to ensure that Available Cash is not less than $175,000,000 as of the Closing Date, and (ii) use its best efforts to ensure that Available Cash is not less than $140,000,000 as of the Closing Date.

Joint Covenants

●	JV GmbH, PP Holding, PubCo, Merger Sub, KME, Paragon and SEDA to (a) use reasonable best efforts to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions; (b) use reasonable best efforts to obtain all material consents and approvals of third parties that any of JV GmbH, PP Holding, PubCo, Merger Sub, the Shareholders and SEDA or their respective Affiliates are required to obtain in order to consummate the Transactions, including any required approvals of parties to the Aerospace business assets or material Contracts with PP Holding, JV GmbH or JV GmbH’s Subsidiaries; and (c) take such other action as may reasonably be necessary or as another party hereto may reasonably request to satisfy the conditions of the Business Combination Agreement;

●	(i) each party to exercise its reasonable best efforts to (a) file, as soon as practicable and advisable after the date hereof, all notices, reports and other documents required to be filed by such party with Regulatory Consent Authority with respect to the Transactions under applicable Antitrust Laws or Foreign Investment Laws, (b) obtain any required consents or approval pursuant to any applicable Antitrust Laws or Foreign Investment Laws, (c) prevent the entry of any Action brought by a Regulatory Consent Authority or any other Person of any Governmental Order that would prohibit, make unlawful or delay the consummation of the Transactions and (d) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted, (ii) each party to cooperate in good faith with the Regulatory Consent Authorities and exercise their best efforts to undertake promptly any and all action required to complete lawfully the Transactions as soon as practicable, (iii) each party shall promptly notify, to the extent permitted by Law, the other parties of any substantive communication (including any notifications or filings) with, and furnish to the other parties hereto copies of any notices or written communications received by such party and any third party or any governmental authority with respect to the Transactions. Each party agreed to provide, to the extent permitted by the applicable governmental authority, the other parties and their respective counsel the opportunity to participate in any substantive meetings or discussions among the parties and/or any of their Affiliates, agents or advisors, on the one hand, and any governmental authority, on the other hand, concerning or in connection with the Transactions. KME has the right to direct all matters with any governmental authority (other than any matters relating to CFIUS or ITAR) in a manner consistent with its obligations hereunder relating to any Antitrust Laws or Foreign Investment Laws provided that KME shall, with respect to all matters with any governmental authority, (i) reasonably consult with Paragon and SEDA and their respective counsel, (ii) implement all reasonable comments from Paragon and SEDA and/or their respective counsel, and (iii) shall keep all parties informed. In addition, KME has responsibility for devising and implementing the strategy for obtaining any necessary antitrust, competition or foreign direct investment clearances (other than any strategy relating to CFIUS Approval or ITAR Approval), preparing all substantive communications with any governmental authority (other than on any matters relating to CFIUS or ITAR), and leading in all meetings and communications with any governmental authority (other than on matters relating to CFIUS or ITAR). With respect to any matters relating to CFIUS and any strategy for obtaining CFIUS Approval, each CFIUS Filing Party shall use reasonable best efforts to cooperate in the mutual direction of any CFIUS matter, and the devising and implementation of any strategy for obtaining CFIUS Approval, and (iv) cunova and PubCo to prepare and file with DDTC, in accordance with the ITAR, a notification regarding the intended sale of the KME America Marine Tube & Fitting LLC, pursuant to 22 C.F.R. § 122.4(b). PubCo to submit or cause to be submitted to DDTC all information required by 22 C.F.R. § 122.4(a). The parties agreed to act promptly and cooperatively in providing all such information required for the purposes of the ITAR Filings;

●	(i) PubCo, Merger Sub, SEDA and JV GmbH to use reasonable best efforts to prepare and mutually agree upon and file with the SEC this proxy statement/prospectus, (ii) PubCo, Merger Sub, SEDA, JV GmbH and KME (with respect to the KME Aerospace Business) to cooperate and mutually agree upon any response to comments of the SEC or its staff with respect to this proxy statement/prospectus, (iii) SEDA to use reasonable best efforts to cause this proxy statement/prospectus to be disseminated to SEDA shareholders and solicit proxies from holders of SEDA shares to vote in favour of each of the Proposals;

●	agreements as to certain tax matters, including: (i) PubCo to file any necessary Tax Returns in connection with the adjustment of the SEDA Warrants, (ii) each party to take certain actions to effect the Intended Tax Treatment, and (iii) PubCo to be treated as a corporation for U.S. federal income tax purposes;

●	(i) each party to treat and hold in strict confidence any Confidential Information during the Interim Period and, if applicable, for two years from the date the Business Combination Agreement is terminated, (ii) PubCo, SEDA, KME and Paragon agreed to reasonably cooperate in the preparation and making of the public announcement regarding the Transactions on the date of the Business Combination Agreement;

●	(i) from the Closing Date, PubCo, to the fullest extent permitted under applicable law and the New PubCo Articles, to indemnify and hold harmless each present and former director and officer of JV GmbH, PP Holding, Merger Sub, PubCo and SEDA and each of their respective Subsidiaries against certain costs and liabilities, and (ii) for three (3) years from the Closing Date, PubCo to maintain, and to cause one or more of its Subsidiaries to maintain, in effect directors’ and officers’ liability insurance policies;

●	PubCo, Merger Sub, JV GmbH, KME and SEDA to use reasonable best efforts to cooperate in the assembly, preparation and submission of certain filings to be made with and clearances to be obtained from the DTC;

●	following the Closing, each party to execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the Business Combination Agreement and the Transactions;

●	SEDA and PubCo to take all actions necessary or reasonably requested to cause the SEDA Units and SEDA Class A Shares to be delisted from the NYSE (or be succeeded by the PubCo Shares) and to terminate the registration with the SEC as of the Closing Date;

●	on or prior to the Closing Date, (i) PubCo, SEDA and KME to enter into the New Registration Rights Agreement on the terms substantially as contained in the Registration Rights Agreement Term Sheet exhibited to the Business Combination Agreement, and (ii) Sponsor, PubCo and KME Special to enter into the Lock-Up Agreement;

●	prior to the Closing, KME, Paragon and SEDA to reasonably cooperate to draft the New PubCo Articles, the Plan of Merger and the A&R LLCA of Merger Sub, each to be entered into at Closing;

●	to the extent any Subscription Agreements are entered into prior to the Closing, SEDA and PubCo to each use their reasonable best efforts to satisfy the conditions of any PIPE Investors closing obligations contained in any such Subscription Agreements, and consummate the transactions contemplated thereby;

●	prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in the Business Combination Agreement), SEDA and PubCo to make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement and the net proceeds of the Financing, if any, to be applied, in each case, for the (i) redemption of any SEDA Shares, (b) payment of any cash consideration due at Closing, and (c) payment of Transaction Expenses;

●	the parties to take all necessary action so that, effective as of the Closing, PubCo’s Board will consist of seven natural persons. Two members of the Post-Closing PubCo Board will be identified by SEDA and five members of the Post-Closing PubCo Board will be identified by KME, and the parties will ensure that the composition of the Post-Closing PubCo Board satisfies the applicable requirements for (i) PubCo to qualify as a “foreign private issuer” (as defined in the Securities Act), (ii) PubCo to be solely tax resident in the U.K., and (iii) the Takeover Code to not apply;

●	PubCo to apply for, and to use reasonable best efforts to cause, the PubCo Shares and SEDA Adjusted Warrants to be issued in connection with the Transactions to be approved for listing on an Approved Stock Exchange and accepted for clearance by DTC prior to the Closing Date;

●	immediately prior to the Merger Effective Time, PubCo and SEDA to (i) enter into an assignment and assumption agreement pursuant to which, at the Merger Effective Time, SEDA will assign to PubCo, and PubCo will assume, all of its rights, interests, and obligations in and under the Warrant Agreement, and (ii) effective as of the Merger Effective Time, amend any terms in the Warrant Agreement relating to the entitlement of each warrant holder to purchase SEDA Class A Shares to instead refer to PubCo Shares; and

●	as promptly as reasonably practicable following the date of the Business Combination Agreement, SEDA to solicit the Requisite SEDA Warrantholder Approval and exercise reasonable best efforts to obtain the Requisite SEDA Warrantholder Approval. KME and Paragon to reasonably cooperate in connection with obtaining the Requisite SEDA Warrantholder Approval.

The Business Combination Agreement may be terminated, and the transactions contemplated by the Business Combination Agreement abandoned, at any time prior to the Closing:

●	by written consent of SEDA, KME and Paragon;

●	by SEDA, (i) in the event of an uncured breach of any representation, warranty, covenant or agreement on the part of JV GmbH, KME or Paragon, except if the breach is curable by JV GmbH, KME or Paragon through exercise of their reasonable best efforts, then for a period of up to forty-five (45) days after receipt by JV GmbH, KME or Paragon of notice from SEDA of such breach, (ii) the consummation of the Transactions is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation, or (iii) a CFIUS Denial has occurred;

●	by KME and Paragon, (i) in the event of an uncured breach of any representation, warranty, covenant or agreement on the part of SEDA, PubCo or Merger Sub, except if the breach is curable by SEDA, PubCo or Merger Sub through exercise of their reasonable best efforts, then for a period of up to forty-five (45) days after receipt by SEDA, PubCo or Merger Sub of notice from KME and Paragon of such breach, (ii) the consummation of the Transactions is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation, or (iii) a CFIUS Denial has occurred;

●	by the parties to the Business Combination Agreement if the SEDA Shareholder Approval has not been obtained (subject to any adjournment or recess of the meeting); and

●	automatically if the Closing has not occurred on or before July 2, 2024 (or, if the Second Extension is approved, by August 2, 2024, with the option for the SEDA Board to implement up to three additional one-month extensions up to November 2, 2024) (or such later date as agreed to in writing between SEDA, KME and Paragon).

In the event of termination of the Business Combination Agreement, the Business Combination Agreement will become void and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors or shareholders, other than liability of any party thereto for any breach of the Business Combination Agreement occurring prior to such termination and with respect to certain exceptions contemplated by the Business Combination Agreement that will survive any termination of the Merger Agreement.

If Closing does not occur, each party will be responsible for an pay its own expenses incurred in connection with the Business Combination Agreement and the Transactions, including all fees of its legal counsel, financial advisors and accountants. If the Closing occurs, PubCo will pay the Transaction Expenses at or promptly following the Closing up to an agreed aggregated cap of $20,000,000 provided that free cash flow generated by cunova prior to Closing may be applied (including by way of shareholder loan repayment) to cover the JV GmbH Transaction Expenses and the Shareholders Transaction Expenses. JV GmbH will pay the fees to the Governmental Authorities in connection with the required consents and approvals provided that, if the Business Combination Agreement is terminated prior to Closing, 40% of such aggregate amount will be deemed a SEDA Transaction Expense and SEDA will pay such amount to JV GmbH.

Exclusivity

JV GmbH, PP Holding and the Shareholders

During the Interim Period, JV GmbH, KME and Paragon will not take, nor will permit any of their Affiliates or Representatives to take any action to solicit, initiate or engage in discussions or negotiations with, or enter into any agreement with, or encourage, or provide information to, any Person (other than PubCo, Merger Sub, SEDA and/or any of their Affiliates and Representatives) concerning, relating to or which is intended or is reasonably likely to give rise to or result in any purchase of any equity securities of, or membership interests in, or the issuance and sale of any equity securities of, or membership interests in, PP Holding, JV GmbH or its Subsidiaries (other than any purchases of equity securities by JV GmbH from employees of JV GmbH or its Subsidiaries) or any merger or sale of substantial assets involving the Aerospace business assets, PP Holding or JV GmbH or any of its Subsidiaries, in each case, other than the Transactions, a transfer by any Shareholder to any of its Affiliates, or as provided in the Business Combination Agreement (any such purchase, issuance, sale or merger, an “Acquisition Transaction”). JV GmbH, KME and Paragon will, and will cause their Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Transaction.

SEDA

During the Interim Period, SEDA will not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than JV GmbH, PP Holding, KME, Paragon and/or any of their Affiliates and Representatives), concerning, relating to or which is intended or reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, whether written or oral, relating to any Business Combination other than with JV GmbH, the Shareholders and their respective Affiliates and Representatives.

Waiver; Amendments

Except pursuant to the termination provisions, no provision of the Business Combination Agreement may be waived unless such waiver is in writing and signed by or on behalf of the party or parties granting such waiver. No failure or delay of any party in exercising any right or remedy hereunder will operate as a waiver, nor will any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

The Business Combination Agreement may be amended or modified, in whole or in party, only by a duly authorized agreement in writing executed in the same manner as the Business Combination Agreement and which makes reference to the Business Combination Agreement.

Enforcement

Each party to the Business Combination Agreement is entitled to an injunction, specific performance or other equitable relief to prevent breaches of the Business Combination Agreement, in addition to any other remedy to which either party is entitled at law or in equity.

Non-Recourse

The Business Combination Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to the Business Combination Agreement or the Transactions may only be brought against, the entities that are expressly named as parties in the Business Combination Agreement and then only with respect to the specific obligations set forth herein with respect to such party. Except that with respect to a party to the Business Combination Agreement (and then only to the extent of the specific obligations undertaken by such party), (a) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any party to the Business Combination Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing will have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the parties under the Business Combination Agreement of or for any claim based on, arising out of, or related to the Business Combination Agreement or the Transactions.

Non-Survival of Representations, Warranties and Covenants

None of the representations, warranties, covenants, obligations or other agreements in the Business Combination Agreement or in any certificate, statement or instrument delivered pursuant to the Business Combination Agreement will survive the Closing, and all such representations, warranties, covenants, obligations and other agreements will terminate and expire upon the occurrence of the Closing, except for (i) those covenants and agreements contained that by their terms expressly apply in whole or in part after the Closing or termination of the Business Combination Agreement, and (b) the transfer taxes covenants and the non-survival provisions.

Governing Law and Jurisdiction

The Business Combination Agreement is governed by the laws of the State of Delaware. Any action based upon, arising out of or related to the Business Combination Agreement or the transactions contemplated thereby will be brought in federal and state courts located in the State of Delaware. Each party to the Business Combination Agreement has waived its rights to trial by jury in any action based upon, arising out of or related to the Business Combination Agreement or the transactions contemplated thereby.

Related Agreements

Sponsor Support Agreement

On February 20, 2024, in connection with the execution of the Business Combination Agreement, SEDA entered into a sponsor support agreement (the “Sponsor Support Agreement”) with PubCo and Sponsor as a holder of private warrants of SEDA (“SEDA Private Warrants”) (purchased in a private placement contemporaneously with the initial public offering of SEDA) and a holder of SEDA Class B Shares. Pursuant to the Sponsor Support Agreement, upon the terms and subject to the conditions set forth therein, until the earlier of the Merger Effective Time and the date and time, if any, that the Business Combination Agreement is terminated, the Sponsor agreed to, among other things: (i) inter alia, vote any SEDA Shares that it owns in favour of the Proposals regarding the Business Combination; (ii) not redeem or effect any sale or distribution of any SEDA Shares or SEDA Warrants that it owns; (iii) vote any SEDA Warrants that it owns in favour of the Requisite SEDA Warrantholder Approval; (iv) convert its 2,639,375 SEDA Class B Shares into 1,593,941 SEDA Class A Shares; and (iv) at Closing, enter into a registration rights agreement based on the term sheet scheduled to the Business Combination Agreement. No consideration has been paid to Sponsor in exchange for its agreement to vote the Class B Shares it owns in favour of the Business Combination.

The Sponsor Support Agreement will terminate and be of no further force or effect upon the earlier of: (i) the Merger Effective Time, (ii) the termination of the Business Combination Agreement in accordance with Article 13 thereof, (iii) the liquidation of SEDA pursuant to applicable law and its Organizational Documents, and (iv) the written agreement of the Sponsor, SEDA and PubCo.

A copy of the Sponsor Support Agreement is attached hereto as Annex C and is incorporated by reference into this proxy statement/prospectus. You are encouraged to read the Sponsor Support Agreement in its entirety.

Anchor Support Agreements

On February 20, 2024, in connection with the execution of the Business Combination Agreement, SEDA entered into an anchor support agreement (the “Anchor Support Agreement”) with PubCo and each of Sustainable Investors Fund, LP (“Capricorn”) and Seaside Holdings (Nominee) Limited (“Seaside” and, together with Capricorn, the “A-Anchor Investors”) as holders of public warrants of SEDA (“SEDA Public Warrants” and, together with the SEDA Private Warrants, the “SEDA Warrants”) (purchased in the initial public offering of SEDA) and SEDA Private Warrants (purchased in a private placement contemporaneously with the initial public offering of SEDA) and holders of SEDA Class A Shares and SEDA Class B Shares. Pursuant to the Anchor Support Agreement, upon the terms and subject to the conditions set forth therein, until the earlier of the Merger Effective Time and the date and time, if any, that the Business Combination Agreement is terminated, each A-Anchor Investor agreed to, among other things: (i) vote any SEDA Shares that it owns in favour of the Proposals regarding the Business Combination; (ii) not redeem or effect any sale or distribution of any SEDA Shares or SEDA Warrants that it owns; (iii) vote any SEDA Warrants that it owns in favour of the Requisite SEDA Warrantholder Approval; and (iv) at Closing, enter into a registration rights agreement based on the term sheet scheduled to the Business Combination Agreement.

Each Anchor Support Agreement will terminate and be of no further force or effect upon the earlier of: (i) the Merger Effective Time, (ii) the termination of the Business Combination Agreement in accordance with Article 13 thereof, (iii) the liquidation of SEDA pursuant to applicable law and its Organizational Documents, and (iv) the written agreement of the SEDA, PubCo and Capricorn or Seaside (as applicable).

A copy of the Form of Anchor Support Agreement (on which each Anchor Support Agreement is substantially based on) is attached hereto as Annex D and is incorporated by reference into this proxy statement/prospectus. You are encouraged to read the Form of Anchor Support Agreement in its entirety.

New Registration Rights Agreement

In connection with the Business Combination, at the Closing, PubCo, each A-Anchor Investor and KME Special will enter into the New Registration Rights Agreement, pursuant to which PubCo will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of PubCo and other equity securities of PubCo that are held by the parties thereto from time to time.

The New Registration Rights Agreement will terminate on the earlier of (a) the seven year anniversary of the date of the New Registration Rights Agreement and (b) with respect to any Holder (as defined therein), on the date that such Holder no longer holds any Registrable Securities (as defined therein).

Aerospace Business Asset Purchase Agreement

The Business Combination Agreement contemplates that, at Closing, the Aerospace Business Sellers and cunova will enter into an asset purchase agreement (the “Aerospace Business Transfer Agreement”) pursuant to which, among other things: (i) the Aerospace Business Sellers will sell, and cunova will acquire, certain assets comprising the KME Aerospace Business, (ii) the Aerospace Business Sellers will give certain representations and warranties and agree to certain covenants in connection with the Aerospace Business Transfer, (iii) the purchase price payable for the KME Aerospace Business (determined at closing pursuant to an agreed formula) will be discharged in full by the issuance by cunova to the Aerospace Business Sellers of a vendor loan debt instrument, (iv) on the Closing Date, KME Germany and KME Mansfeld (as suppliers) and cunova (as buyer) will enter into a supply agreement pursuant to which KME Germany and KME Mansfeld will sell and cunova will purchase certain products made from copper and copper alloys relating to the Aerospace Business and manufactured by KME Germany and KME Mansfeld according to the requirements of cunova and the customers of the KME Aerospace Business.

A copy of the Aerospace Business Transfer Agreement is attached hereto as Annex G and is incorporated by reference into this proxy statement/prospectus. You are encouraged to read the Aerospace Business Transfer Agreement in its entirety.

Paragon Vendor Loan

The Business Combination Agreement contemplates that, at Closing, Paragon (as lender), PubCo (as initial borrower) and cunova (as borrower) will enter into a vendor loan agreement (the “Paragon Vendor Loan”) pursuant to which, among other things, Paragon will disburse $61,000,000 to PubCo as a Euro-denominated loan which cunova will, in turn, assume from PubCo. The Paragon Vendor Loan further contemplates that: (i) the loan will be repaid in full together with interest accrued on the fourth anniversary of Closing, (ii) interest will accrue at 10% p.a., and (iii) cunova may prepay the whole or any part of the loan without premium or penalty by giving Paragon prior written notice.

Lock-Up Agreement

The Business Combination Agreement contemplates that, at Closing, PubCo, Sponsor, KME Special and certain directors and officers of PubCo will enter into a lock-up agreement pursuant to which among other things, the Sponsor, until one year after the Closing Date, and KME Special and certain directors and officers of PubCo, until one hundred eighty (180) days after the Closing Date, will agree to certain transfer restrictions in respect of their shares in PubCo subject to customary exemptions.

A copy of the Form of Lock-Up Agreement is attached hereto as Annex H and is incorporated by reference into this proxy statement/prospectus. You are encouraged to read the Form of Lock-Up Agreement in its entirety.

SEDA Board of Directors’ Reasons for the Approval of the Business Combination

On February 20, 2024, the members of the SEDA Board unanimously (i) approved the Business Combination Agreement, the related transaction agreements to which SEDA will be a party and the transactions contemplated thereby (including the Business Combination) and (ii) determined that the Business Combination Agreement, each of the related transaction agreements to which SEDA will be a party and the transactions contemplated thereby (including the Business Combination) are fair to, advisable and in the best interests of SEDA and its shareholders. The SEDA Board also unanimously recommended that the SEDA Shareholders adopt and approve the Business Combination

Agreement and the related transactions. In evaluating the Business Combination and making these determinations and this recommendation, the SEDA Board consulted with SEDA’s management, legal advisors, financial advisors and other advisors, and considered a number of factors, including the following.

In considering the Business Combination, the SEDA Board determined that the Business Combination was an attractive business opportunity that met the majority of the criteria and guidelines above, although not weighted or in any order of significance.

The members of the SEDA Board considered a wide variety of factors in connection with their respective evaluations of the Business Combination. In light of the complexity of those factors, the SEDA Board as a whole did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching their respective decisions. Individual members of the SEDA Board may have given different weight to different factors. This explanation of the SEDA Board’s reasons for approving and recommending the SEDA Shareholders to approve the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

In making its final determination regarding the Business Combination, the SEDA Board considered the following factors:

●	Existing profitability and prospect for further growth. In our target search, SEDA focused on companies that showed profitability and growth with enduring business models that do not require re-invention and that can scale. The combination of cunova and the KME Aerospace Business fits this profile. cunova and the KME Aerospace Business combined show current profitability with €65.9 million EBITDA for 2023. Its results are underpinned by recurring revenues, attractive margins, low customer churn, and with relatively low capex requirements. As a result, we believe PubCo will be well positioned to continue its competitive advantage and further growth across its businesses.

●	Enabling resource efficiency. cunova and the KME Aerospace Business are dedicated to resource efficiency and the circular economy, and support the transition to energy conservation. cunova’s and the KME Aerospace Business’s products offer high levels of endurance, including temperature and pressure resistance, allowing them to last longer without replacement and enabling critical components to be recycled. In 2023, over half of the copper used to make cunova’s products was sourced from recycled scrap. As a result, we believe PubCo will be expected to contribute meaningfully to its customers’ sustainability initiatives.

●	The cunova Business. The SEDA Board considered cunova’s overall business, management team and operations, including with respect to:

●	Long and proven track record across end markets with strong Market share. cunova is a leading global producer of mission-critical copper alloy products and related services and solutions for a diverse array of end markets including casting, maritime, industrial and energy. In its Casting business, cunova is the market leader for complex customer-specific casting molds, which holds approximately 50% market share. In Maritime, cunova is the market leader for corrosion resistant tube, fittings and flanges for seawater applications with approximately 40% market share. In its Industrial & Energy business, cunova holds the 2nd market position for its main products with approximately 25% market share.

●	Long term relationships with blue chip customers and low customer churn. cunova has an established reputation and long-term relationships with a loyal base of blue-chip customers, including a majority of the 25 largest steel companies across four continents and key western navies. cunova’s products are often mission-critical, specifically designed for and integrated into customers’ processes, and represent a marginal portion of client’s cost base. As a result, cunova has <5% customer churn rate across its businesses.

●	Focus on innovation. Continuous R&D efforts and focus on quality, based on deep understanding of customers’ applications to provide new solutions to challenges of customers and maintain market position.

●	Well positioned for growth. cunova’s end markets have strong outlook for its existing products. In addition, the SEDA Board believes that cunova is well position to capitalize on key growth markets like decarbonisation and green steel, electrification, defence spending and additive manufacturing.

●	Attractive business model with recurring revenues and through the cycle profitability. cunova has a diversified business model across different end markets and four continents. Many of cunova’s products are consumables and enjoy a high degree of recurring revenue from service and replacement sales. This has generally resulted in consistent profitability despite headwinds in a particular industry segment or geography.

●	Lack of commodity price exposure. cunova’s products uses copper and several other metals as input materials, the price of which can fluctuate heavily. cunova has been able to pass its commodity cost directly through to its customers through a natural hedging strategy, resulting in minimal commodity price exposure and consistent margins through the recent commodity price cycle.

●	The Aerospace Business. KME Aerospace’s business and assets, including with respect to:

●	First mover advantages in a market with high entry barriers. The SEDA Board believes that the KME Aerospace Business currently has a first mover advantage in its end market as the only established supplier of key components to nearly all tier one names in the space exploration sector. The SEDA Board believes that the market has high barriers to entry due to inter alia, extensive know-how of the KME Aerospace Business, existing large market share of the KME Aerospace Business and the technical engineering support provided to customers.

●	Enabling technology for the reusability of rockets. The space exploration sector is increasingly focusing on cost reduction and resource efficiency, which can be achieved by improving reusability of engines. The products that the KME Aerospace Business supplies to its customers are critical components to enable such reusability of rocket engines

●	Product validation through repeat sales to its offtakers. The KME Aerospace Business, while relatively young, is already an established provider of mission-critical rocket engine components to nearly all the western tier one companies in the space exploration sector.

●	Exciting growth in the aerospace market. The SEDA Board believes that the KME Aerospace Business is uniquely positioned to capitalize on the expected growth in the aerospace market. Space exploration activity is currently outpacing the reusability rate of engines, which is expected to triple the addressable copper component market opportunity for the KME Aerospace Business from 2023 to 2030. In addition, the KME Aerospace Business is well positioned for further growth through the expansion of its offering to additional engine components.

●	Strong margin product. The components that the KME Aerospace Business supplies, typically represent a marginal allocation of its customers’ capital expenditures budget, while being essential to rocket engines and resource efficiency. The KME Aerospace Business has therefore been able to maintain strong margins for its products.

●	Best Opportunity. After a thorough review of other business combination opportunities reasonably available to SEDA, the SEDA Board and SEDA management team determined that the Business Combination represents the best potential business combination for SEDA based upon the process utilized to evaluate and assess other potential acquisition targets.

●	Attractive Entry Valuation. The SEDA Board considered that cunova and KME Aerospace have exhibited strong, recent year-over-year FAV and EBITDA growth, and the combined business model of cunova and KME Aerospace is expected to continue this trend. Using comparable public companies to assist in valuing the business, the SEDA Board focused on a combination of value-add processor peers (namely ATI Inc., Carpenter Technology Corporation, Reliance, Inc., Worthington Enterprises Inc. and The Timken Company) and aerospace focused peers (namely TransDigm Group Inc., Hexcel Corporation and Howmet Aerospace Inc.). The primary valuation metric used to value the combined business model of cunova and KME Aerospace was EV to 2023 EBITDA multiple. This valuation was a result of negotiations among the parties, changes in market conditions over the course of the negotiation period, and discussions with potential financing sources.

●	Continued ownership by KME. Upon the consummation of the Business Combination, KME will rollover and increase its equity shareholding of the Company versus current shareholding of cunova and will hold the majority of the Company’s Common Stock. KME’s shareholding will be subject to a one hundred eighty (180) days lock-up. SEDA’s board considered these elements to be a strong sign of confidence in cunova and the KME Aerospace Business following the Business Combination and the benefits expected to be realized as a result of the Business Combination.

●	Terms of the Business Combination Agreement. The terms of the Business Combination Agreement and the related transaction agreements, including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate such agreements.

●	Issuance of Shares to the Public Shareholders in the Business Combination. In connection with the Business Combination, each non-redeeming SEDA Public Shareholder will receive 1.119375 shares of PubCo in exchange for each share of SEDA Class A Stock not redeemed by such non-redeeming SEDA Shareholder in connection with the Business Combination, allowing the nonredeeming SEDA Public Shareholders to participate in the Business Combination at the per share price of $10.00 per share.

●	Reduction of the Sponsor’s and A-Anchors B Share Conversion and Lock-up. In connection with the Business Combination, the Sponsor and A-Anchor Shareholders have agreed to reduce the number of SEDA A shares that the SEDA B shares held by Sponsor and A-Anchor will convert into, as defined in the Sponsor Support Agreement and each Anchor Support Agreement. Additionally, the Sponsor has agreed to a 1-year lock-up with respect to the Company’s ordinary shares it will receive in the merger.

The SEDA Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

●	Benefits Not Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

●	Potential Inability to Complete the Business Combination. The possibility that the Business Combination may not be completed and the potential adverse consequences to SEDA if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the proposed transaction. The SEDA Board considered the uncertainty related to the consummation of the Business Combination, including that certain closing conditions are largely outside of the control of the parties to the transaction (such as the need for SEDA Shareholders approval). In addition, the SEDA Board considered that the Business Combination is conditioned upon inter alia Regulatory Approvals, the completion of the Debt Refinancing (which is subject to the terms and conditions set forth in such financing arrangements) and a Minimum Cash condition that PubCo and SEDA will have at least $140 million Available Cash, as well as the risks and uncertainties associated with satisfying such condition in light of the fact that fees and expenses associated with the Business Combination could exceed the parties’ estimates of such fees and expenses.

●	Conditionality of Transaction Closing. The SEDA Board considered that the Business Combination is conditioned upon inter alia Regulatory Approvals, the completion of the Debt Refinancing (which is subject to the terms and conditions set forth in such financing arrangements) and a Minimum Cash condition that PubCo and SEDA will have at least $140 million Available Cash.

●	Potential Public Shareholder Redemptions. The risk that the current SEDA Public Shareholders may redeem a portion or all of their shares of SEDA Class A Shares for cash in connection with the consummation of the Business Combination, thereby reducing the amount of cash available to cunova following the consummation of the Business Combination. The parties endeavour to structure the Business Combination, utilizing financing sources such as a PIPE Investment so that Minimum Cash Condition is obtained and the Business Combination can be completed even if SEDA Public Shareholders redeem their shares of SEDA Class A Common Stock.

●	Minority Ownership by SEDA and Reliance on KME Post-Closing. The SEDA Board considered the ownership structure of the Company post-Closing. KME will be the majority shareholder, while SEDA shareholders will hold a minority position and a minority board position. Additionally, the Company is heavily dependent on KME and its affiliates inter alia for the supply of input materials.

●	Post-Business Combination Corporate Governance. The SEDA Board considered the corporate governance provisions of the Business Combination Agreement and the effect of those provisions on the governance of PubCo following the consummation of the Business Combination.

●	Execution Risks. The SEDA Board considered that SEDA Shareholders would be subject to the execution risks associated with the Company if they retained their shares of SEDA Class A Common Stock following the consummation of the Business Combination, which were different from the risks related to holding shares of SEDA Class A Common Stock prior to the consummation of the Business Combination. In this regard, the SEDA Board considered that there were risks associated with successful implementation of the Company’s long term business plan and strategy and the Company realizing the anticipated benefits of the Business Combination, including due to factors outside of the parties’ control. The SEDA Board considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that SEDA Shareholders may not fully realize these benefits to the extent that they expected to retain the shares of SEDA Class A Common Stock following the completion of the Business Combination. For additional description of these risks, please see the section entitled “Risk Factors.”

●	Integration Risk. The SEDA Board considered that the Transaction involves a transfer of the KME Aerospace Business’ assets and employees to cunova. Achieving the benefits of the combination of the Company’s and KME Aerospace’s businesses depends on the effective implementation of the acquisition and the success of the integration process of the Company’s business and the KME Aerospace Business.

●	Aerospace market risk. The SEDA Board considered that the market for the KME Aerospace Business is still emerging and KME Aerospace’s ability to grow according to its business plan is dependent on the development of spacecrafts by its key customers in the anticipated timeframes, or at all. For additional description of these risks, please see the section entitled “Risk Factors,” including “— The market for the Aerospace Business is still emerging and the Company’s ability to grow its Aerospace Business depends on the successful development of launch vehicles, spacecraft and related technology by the Company’s key customers.”

●	Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination.

●	Fees and Expenses. The fees and expenses associated with completing the Business Combination, including the parties’ allocation of fees and expenses in the event the Business Combination is not consummated.

●	Minority Position. The fact that the Public Shareholders will hold a minority share position in the Company.

●	Termination Date. The Business Combination Agreement: (i) may be terminated in the event of an uncured breach on the part of SEDA, PubCo or Merger Sub, provided that the right to terminate will not be available if SEDA’s breach of its obligations under the Business Combination Agreement is the cause of the failure to consummate (and a similar limitation is imposed on the Shareholders’ right to terminate), and (ii) will automatically terminate if the Business Combination is not consummated by the Termination Date.

●	Exclusivity. The Business Combination Agreement includes an exclusivity provision prohibiting SEDA from initiating, discussing or making certain proposals to other persons which could lead to an alternative business combination other than the Business Combination.

●	Shareholder Vote. The risk that the requisite SEDA Shareholders may fail to vote in favour of and approve each of the Shareholder Proposals, and therefore the Business Combination may fail to be consummated.

●	Minority Position. The fact that the Public Shareholders will hold a minority share position in the Company.

●	No Survival of Remedies for Breach of Representations, Warranties or Covenants. The terms of the Business Combination Agreement provide that SEDA will not have any surviving remedies against the other parties to the Business Combination Agreement after the Closing to recover for losses as a result of any inaccuracies or breaches of the representations, warranties or covenants set forth in the Business Combination Agreement. As a result, SEDA shareholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of cunova or the KME Aerospace Business prior to the Closing, whether determined before or after the Closing, without any ability to change any of the terms of the Business Combination or recover for the amount of any damages. The SEDA Board determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and KME will be the majority shareholder in PubCo.

●	Diversion of Management. The potential for diversion of cunova and KME Aerospace businesses’ management and employee attention during the period prior to the completion of the Business Combination, and the potential negative effects on their businesses.

●	Risk Factors. The SEDA Board considered risks of the type and nature described under the section entitled “Risk Factors.”

Upon considering the aforementioned factors, the SEDA Board concluded that the potential benefits that it expected SEDA and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. The SEDA Board also realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons. Accordingly, the members of the SEDA Board determined that the Business Combination Agreement, each of the related transaction agreements to which SEDA will be a party and the transactions contemplated thereby (including the Business Combination) were fair to, advisable and in the best interests of SEDA and its shareholders.

The preceding discussion of the information and factors considered by the SEDA Board is not, and does not purport to be, an exhaustive list, but includes the material factors considered by the SEDA Board. The SEDA Board evaluated this information and the Business Combination as a whole and considered the information and factors to be favourable to, and in support of, its determinations and recommendations.

Summary of SEDA Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed by Jonathan Maxwell, Chairman and Co-Chief Executive Officer of SEDA, and Ned Davis, Chief Financial Officer and Chief Operating Officer of SEDA, in connection with the valuation of the Target. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by SEDA nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by the SEDA Board. SEDA may have deemed various assumptions more or less probable than other assumptions, so the results of any particular portion of the analyses summarized below should not be taken to be SEDA’s view of the actual value of the Target. Considering the information below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying SEDA’s financial analyses and the SEDA Board’s recommendation.

In performing analyses, the representatives of SEDA made numerous material assumptions with respect to, among other things, the timing of receipt of regulatory approvals that may be needed, the timing of, and amounts of any payments due to third parties by the Target, market size, commercial efforts, industry performance, general business and economic conditions and numerous other matters, many of which are beyond the control of SEDA, the Target or any other parties to the Business Combination. None of the Target, SEDA or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favourable than as set forth below. In addition, analyses relating to the value of the Target do not purport to be appraisals or reflect the prices at which PubCo shares may actually be valued. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following information, to the extent that it is based on market data, is based on market data as of February 14, 2024 and is not necessarily indicative of current market conditions.

Comparable Publicly Traded Company Multiple Analysis

Representatives of SEDA reviewed certain financial information of the Target and compared it to certain comparable publicly traded companies, selected based on the experience and the professional judgment of SEDA’s management team and advisors.

SEDA considered certain financial and operating data for publicly traded renewable companies in North America and Europe, in each case, that SEDA deemed relevant for the analysis. To prepare the information presented to the SEDA Board, SEDA reviewed a broad set of public companies then further refined the comparable set to 8 companies across the United States, comprised of 5 companies comparable to cunova and 3 companies comparable to the KME Aerospace Business. The companies selected to be presented to the SEDA Board, among others, were:

cunova comparable companies:

●	Reliance, Inc.

●	The Timken Company

●	ATI Inc.

●	Carpenter Technology Corporation

●	Worthington Enterprises Inc.

KME Aerospace Business comparable companies:

●	TransDigm Group Inc.

●	Howmet Aerospace Inc.

●	Hexcel Corporation

These 8 companies were selected based on a variety of quantitative and qualitative factors, including scale of business, operating metrics, industry focus, profitability, and growth trajectory. The public company analysis involved not just quantitative analysis, but also considerations concerning differences in the operating and financial characteristics of the selected companies, as well as other factors that could affect the public trading values of the companies reviewed, such as foreign exchange rate risk, geography, offtake tenor, terms and counterparties, and various other considerations. SEDA made qualitative judgments based on the experience of its management team, concerning differences between the financial and operating characteristics of the Target and the selected comparable companies to provide a context in which to consider the results of the quantitative analysis.

Company	Enterprise Value (US$mn)	2023E EV / EBITDA (x)		EBITDA CAGR 2023E - 2025E (%)	2023E EBITDA Margin (%)
cunova comparable companies
Reliance, Inc.	$17,651	9.0	x	(8%)	13%
The Timken Company	$8,061	8.9	x	(2%)	19%
ATI Inc.	$7,432	12.0	x	15%	15%
Carpenter Technology Corporation	$4,047	11.3	x	36%	13%
Worthington Enterprises Inc.	$3,212	8.5	x	2%	13%

KME Aerospace Business comparable companies
TransDigm Group Inc.	$80,148	23.1	x	14%	50%
Howmet Aerospace Inc.	$29,951	19.7	x	12%	23%
Hexcel Corporation	$6,740	20.5	x	18%	18%

Sources: FactSet (as at February 14, 2024)

SEDA reviewed certain valuation metrics (including enterprise value, EV to EBITDA multiples) and certain financial metrics (including EBITDA CAGR and EBITDA margin) of the comparable companies, which SEDA deemed relevant based on its professional judgment, experience and expertise. This comparable companies analysis supported the analysis that the enterprise value of the transaction agreed with the Target would be attractive to the shareholders of SEDA and potential PIPE investors because of the scope for a post-Closing increase in value based on the trading levels of comparable companies. SEDA believes that these multiples compare favourably to the initial market valuation of the post-Business Combination company reflected in the Business Combination Agreement and corresponding to an enterprise value to 2023P preliminary estimated unaudited cumulative Adjusted EBITDA of cunova and EBITDA of KME Aerospace multiple of 9.4x. For the definition and reconciliation of Adjusted EBITDA of cunova and EBITDA of KME Aerospace see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of cunova — Key Performance Metric and Non-IFRS Financial Measures — EBITDA and Adjusted EBITDA” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of KME Aerospace — Key Performance Metric and Non-IFRS Financial Measures — EBITDA.”

Satisfaction of the 80% Test

It is a requirement under the NYSE listing requirements that any business acquired by SEDA have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for an initial business combination. Based on aggregate fair market value of the equity interests in JV GmbH and PP Holding of $          million compared to the approximately $          million in the Trust Account, the SEDA Board determined that this requirement was met. The SEDA Board determined that the consideration that will be paid in the Business Combination, which amount was negotiated at arms-length, was fair to and in the best interests of SEDA and SEDA shareholders and appropriately reflects the aggregate fair market value of the equity interests in JV GmbH and PP Holding. In reaching this determination, the SEDA Board considered several factors including those identified in the section entitled “The Business Combination Agreement — SEDA Board of Directors’ Reasons for the Approval of the Business Combination.” The SEDA Board believes that the financial skills and background of its members qualify it to conclude that the Business Combination met this requirement.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the Business Combination assuming no further redemptions. Where actual amounts are not known or knowable, the figures below represent the Target’s and SEDA’s good faith estimate of such amounts assuming a Closing as of June 10, 2024.

Sources
($ in thousands)
Cash in trust	$146,611
Cash from any financing(1)	$28,389
Existing net debt	$227,674
KME rollover equity(2)	$268,686
Paragon VLA(3)	$61,000
Total Sources	$732,360
Uses
($ in thousands)
Cash to Paragon	$135,000
KME tax coverage(4)	$20,000
Existing net debt rollover	$227,674
KME rollover equity(2)	$268,686
Transaction expenses(5)	$20,000
Paragon VLA(3)	$61,000
Total Uses	$732,360

(1)	KME has committed to fund up to US$35,000,000 if the aggregate cash in the trust account plus cash from any Financing is less than US$175,000,000.
(2)	Calculated based on estimated Trust Value at closing (US$10.00/share) multiplied by KME pro forma ownership (26.9 million shares).
(3)	Paragon Vender Loan Agreement or similar instrument, the terms of which are to be finalized prior to the Closing of the Business Combination.
(4)	Tax coverage to be paid to KME, final amount to be determined based on diligence.
(5)	Illustrative transaction expenses.

The following table summarizes the sources and uses for funding the Business Combination assuming SEDA shareholders exercise their redemption rights and assuming maximum redemptions. Where actual amounts are not known or knowable, the figures below represent the Target’s and SEDA’s and good faith estimate of such amounts assuming a Closing as of June 10, 2024.

Sources
($ in thousands)
Cash in trust	$5,000
Cash from any financing(1)	$170,000
Existing net debt	$227,674
KME rollover equity(2)	$268,686
Paragon VLA(3)	$61,000
Total Sources	$732,360
Uses
($ in thousands)
Cash to Paragon	$135,000
KME tax coverage(4)	$20,000
Existing net debt rollover	$227,674
KME rollover equity(2)	$268,686
Transaction expenses(5)	$20,000
Paragon VLA(3)	$61,000
Total Uses	$732,360

(1)	KME has committed to fund up to US$35,000,000 if the aggregate cash in the trust account plus cash from any Financing is less than US$175,000,000.
(2)	Calculated based on estimated Trust Value at closing (US$10.00/share) multiplied by KME pro forma ownership (26.9 million shares).
(3)	Paragon Vender Loan Agreement or similar instrument, the terms of which are to be finalized prior to the Closing of the proposed Business Combination.
(4)	Tax coverage to be paid to KME, final amount to be determined based on diligence.
(5)	Illustrative transaction expenses.

Board of Directors of PubCo Following the Business Combination

Prior to the consummation of the Business Combination, the sole shareholder of PubCo is Creature Kingdom. Prior to the consummation of the Business Combination, the directors of PubCo are Jonathan Maxwell and Edward Wilson Davis.

The Business Combination Agreement provides that, subject to the terms of the governing documents of PubCo, each of SEDA, PubCo, Merger Sub, JV GmbH, PP Holding, cunova, KME, Creature Kingdom and Paragon will take all necessary action so that, effective as of the Closing, PubCo’s board of directors (the “Post-Closing PubCo Board”) will consist of 7 persons.

Two members of the Post-Closing PubCo Board will be identified by SEDA and five will be identified by KME. SEDA and KME will ensure that the composition of the Post-Closing PubCo Board will satisfy the applicable requirements for: (i) PubCo to qualify as a “foreign private issuer” (as defined in the Securities Act), (ii) PubCo to be solely tax resident in the United Kingdom, and (iii) the Takeover Code to not apply.

Name; Headquarters; Stock Symbols

SEDA is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. SEDA was incorporated as a Cayman Islands exempted company on February 16, 2021. The mailing address of SEDA’s principal executive office is 60 East 42nd Street, Suite 1100, New York, NY 10165 and its telephone number is (212) 488-5509.

PubCo was incorporated on January 8, 2024, solely for the purpose of effectuating the Business Combination described herein. PubCo’s registered address is 1 Vine Street, 5th Floor, London, United Kingdom, W1J 0AH, United Kingdom. After the consummation of the Transactions, PubCo will become the continuing public company.

The SEDA Units, Public Shares and SEDA Public Warrants are currently listed on the NYSE under the symbols “SEDA.U,” “SEDA” and “SEDA.WS,” respectively. Following the Closing, PubCo Shares will be listed on the NYSE under the proposed symbol “CUNO.” SEDA Adjusted Warrants will be listed on the NYSE under the symbol “CUNO.WS.” SEDA Units will be delisted and deregistered following the Closing.

Redemption Rights

Pursuant to the SEDA Amended and Restated Memorandum and Articles of Association, SEDA is providing its Public Shareholders with the opportunity to redeem, immediately prior to the closing of the Business Combination, the SEDA Class A Shares then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Merger Date) in the Trust Account that holds the proceeds (including interest accrued thereon, which shall be net of taxes payable and expenses relating to the administration of the Trust Account), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any). Redemptions referred to herein will take effect as repurchases under the SEDA Amended and Restated Memorandum and Articles of Association. The per-share amount SEDA will distribute to shareholders who properly redeem their SEDA Class A Shares will not be reduced by the transaction expenses incurred in connection with the Business Combination. For illustrative purposes, based on the funds held in the Trust Account as of June 10, 2024, the estimated per SEDA Class A Share redemption price would have been approximately $11.13. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental Stock Transfer & Trust, or the “SEDA Transfer Agent,” in order to validly redeem its shares. Public shareholders may elect to redeem their shares even if they vote for the Business Combination Proposal. SEDA has no specified maximum redemption threshold under its Amended and Restated Memorandum and Articles of Association, but SEDA is not permitted to redeem SEDA Class A Shares in an amount that would result in SEDA’s failure to have net tangible assets of at least $5,000,001. Each redemption of SEDA Class A Shares by SEDA’s Public Shareholders will reduce the amount in the Trust Account. The Business Combination Agreement provides that the obligation of JV GmbH, PP Holding and the Shareholders to consummate the Business Combination is conditioned on the amount of cash in the Trust Account (net of the Cash Redemption Amount) together with the proceeds from certain debt financings obtained prior to the Closing Date, any PIPE Investment, any other equity or debt financing obtained on or prior to the Closing Date being at least $140,000,000.

Dissenters’ Rights

Holders of SEDA Shares have dissent rights in connection with the Business Combination under the Cayman Islands law.

Anticipated Accounting Treatment of the Business Combination

The Business Combination is made up of the series of transactions within the Business Combination Agreement as described elsewhere within this proxy statement/prospectus. For accounting and financial reporting purposes, PubCo is considered as the legal and accounting acquirer. SEDA is not considered a business as defined by IFRS 3 (Business Combinations) given it consists predominately of cash in the Trust Account. Therefore, the Merger and the transactions in connection with the Merger will be accounted for under IFRS 2 (Share-based Payment). Under this method of accounting, there is no acquisition and no recognition of goodwill. SEDA will be treated as the “acquired” company for financial reporting purposes. In accordance with IFRS 2, the differences in the fair value of the consideration (i.e., the PubCo Shares issued by PubCo in connection with the transactions contemplated by the Merger) for the acquisition of SEDA over the fair value of the identifiable net assets of SEDA will represent a service for the listing of PubCo and be recognized as a share-based payment expense. The Exchange will be accounted for based on IFRS 3 (Business Combinations) with PP Holding and its subsidiaries and KME Specialty Aerospace Business combined as the legal and accounting acquiree. In accordance with IFRS 3, the differences in the fair value of the considerations Paragon and KME will receive from PubCo over the fair value of the identifiable net assets of PP Holding and its subsidiaries and KME Specialty Aerospace Business will be presented as goodwill.

Regulatory Matters

Under the Business Combination Agreement, each of the parties thereto is required to use reasonable best efforts to obtain, file with or deliver to, as applicable, any consents of any governmental entities or other persons necessary, proper or advisable to consummate the transactions contemplated by the Business Combination Agreement and the agreements contemplated thereby. The consummation of the Business Combination will specifically require obtaining: (i) merger control clearances in Austria and Germany, (ii) foreign investment control clearances in Germany, Italy and the UK, (iii) approval of the Committee on Foreign Investment in the United States, and (iv) approval under the International Traffic in Arms Regulations. These approvals are a condition to the Closing of the Business Combination.

EXTRAORDINARY GENERAL MEETING OF SEDA

General

SEDA is furnishing this proxy statement/prospectus to SEDA shareholders as part of the solicitation of proxies by the SEDA Board for use at the SEDA General Meeting to be held on          , 2024, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to SEDA shareholders on or about          , 2024 in connection with the vote on the Proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides SEDA shareholders with information they need to know to be able to vote or instruct their vote to be cast at the SEDA General Meeting.

Date, Time and Place of the SEDA General Meeting

The SEDA General Meeting will be held in person or by proxy, on          , 2024, at          , at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, New York 10001, United States, or in virtual format via live web cast at https://www.cstproxy.com/          .

Voting Power; Record Date

Only SEDA shareholders of record of SEDA as of the close of business on          , 2024 are entitled to notice of, and to vote at, the SEDA General Meeting or any adjournment or postponement thereof. Each SEDA Share entitles the holder thereof to one vote. Holders of shares held in “street name” or in a margin or similar account should contact such SEDA shareholder’s broker to ensure that votes related to the shares beneficially owned are properly counted. SEDA Warrants do not have voting rights in connection with the Proposals. As of the close of business on the SEDA Record Date, there were            SEDA Shares issued and outstanding, including          Public Shares and          Class B Shares.

Purpose of the SEDA General Meeting

At the SEDA General Meeting, SEDA is asking holders of SEDA Shares to:

(i)	consider and vote upon a proposal to adopt the Business Combination Agreement and approve the Business Combination and the other transactions contemplated by the Business Combination Agreement and the terms thereto, or the “Business Combination Proposal”;

(ii)	consider and vote upon a proposal to approve the Plan of Merger, or the “Merger Proposal”;

(iii)	consider and vote upon a proposal to adjourn the SEDA General Meeting to a later date or dates, (i) to the extent necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to SEDA shareholders or, if as of the time for which the SEDA General Meeting is scheduled, there are insufficient SEDA Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the SEDA General Meeting, (ii) in order to solicit additional proxies from SEDA shareholders in favour of one or more of the Proposals at the SEDA General Meeting, or (iii) if SEDA shareholders redeem an amount of SEDA Class A Shares such that the Minimum Cash Condition would not be satisfied, or the “Adjournment Proposal.”

The Business Combination Proposal and the Merger Proposal are referred to herein as “Condition Precedent Proposals.” The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the SEDA General Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Organizational Documents Proposals and the Adjournment Proposal are not conditioned upon the approval of any other Proposal set forth in this proxy statement/prospectus.

Vote of the Sponsor, Directors and Officers and Anchor Investors

As of the Record Date, the Sponsor and Anchor Investors own approximately          % of the issued and outstanding SEDA Shares. The Sponsor and A-Anchor Investors agreed to vote any SEDA Shares they hold in favour of each of the Proposals presented at the SEDA General Meeting, regardless of how Public Shareholders vote. The B-Anchor Investors agreed to vote any SEDA Class B Shares they hold in favour of each of the Proposals presented at the SEDA General Meeting, regardless of how Public Shareholders vote.

The Sponsor and A-Anchor Investors have agreed to waive their redemption rights in connection with the consummation of the Business Combination with respect to any and all SEDA Shares held by them, including with respect to any Public Shares purchased in the Initial Public Offering or in the aftermarket, subject to the terms and conditions contemplated in that certain letter agreement, dated as of October 28, 2021. The B-Anchor Investors have agreed to waive their redemption rights in connection with the consummation of the Business Combination with respect to any and all SEDA Class B Shares held by them, subject to the terms and conditions contemplated in that certain letter agreement, dated as of October 28, 2021. Accordingly, the SEDA Class B Shares held by the Sponsor and Anchor Investors have no redemption rights upon SEDA’s liquidation and will be worthless if SEDA does not consummate an initial business combination by the Completion Window. These waivers were provided at the time of the Initial Public Offering for no additional consideration.

Quorum

A quorum of SEDA shareholders is necessary to hold a valid meeting. A quorum will be present at the SEDA General Meeting if the holders of a majority of the issued and outstanding SEDA Shares entitled to vote at the SEDA General Meeting are represented in person (which would include presence at a virtual meeting) or by proxy. As of the Record Date,          SEDA Shares would be required to achieve a quorum.

Abstentions and Broker Non-Votes

In general, if your shares are held in “street” name and you do not instruct your broker, bank or other nominee or intermediary on a timely basis on how to vote your shares, your broker, bank or other nominee or intermediary, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-discretionary matters. Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to SEDA but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of quorum on all matters, but they will not be treated as shares voted on the matter and will, therefore, have no effect on any of the Proposals. Under NYSE rules, your broker, bank or nominee cannot vote your shares with respect to “non-discretionary” matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. SEDA believes that none of the Proposals to be presented at the SEDA General Meeting are routine matters and that each such Proposal is, therefore, a “non-discretionary” matter. As such, without your voting instructions, your brokerage firm cannot vote your shares on any Proposal to be voted on at the SEDA General Meeting.

Vote Required for Approval

The Business Combination Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting.

The Merger Proposal may be approved by a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting.

The Organizational Documents Proposals may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of the majority of the SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting.

The Adjournment Proposal may be approved by an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting.

Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Organizational Documents Proposals and the Adjournment Proposal are not conditioned upon the approval of any other proposal.

It is important for SEDA shareholders to note that in the event that the each of the Condition Precedent Proposals does not receive the requisite vote for approval, SEDA will not consummate the Business Combination. If SEDA does not consummate the Business Combination and fails to complete an initial business combination within the Completion Window, it will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in the Trust Account to its Public Shareholders.

Recommendation of the SEDA Board

The SEDA Board has unanimously determined that the Business Combination, on the terms and conditions set forth in the Business Combination Agreement, is fair to, advisable and in the best interests of SEDA and SEDA shareholders and has directed that the Proposals set forth in this proxy statement/prospectus be submitted to the SEDA General Meeting on the date and at the time and place set forth in this proxy statement. The SEDA Board unanimously recommends that SEDA shareholders vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” the Organizational Documents Proposals, and “FOR” the Adjournment Proposal, in each case, if presented to the SEDA General Meeting. See the section entitled “The Business Combination Agreement — SEDA Board of Directors’ Reasons for the Approval of the Business Combination.”

The existence of financial and personal interests of certain members of the SEDA Board may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of SEDA and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that SEDA shareholders vote for these proposals. In considering the recommendations of the SEDA Board in favour of the above Proposals, it is important to keep in mind that, aside from their interests as SEDA shareholders, the Sponsor and certain SEDA directors and officers have interests in the Business Combination that are different from, or in addition to, other SEDA shareholders’ interests. See the section entitled “Proposal No. 1—The Business Combination Proposal — Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination.”

Voting Your Shares

Each SEDA Share entitles the holder thereof to one vote. You can vote your shares in person (which includes virtual attendance) at the SEDA General Meeting or by proxy. If your shares are owned directly in your name with the SEDA Transfer Agent, you are considered, with respect to those shares, the “shareholder of record.” If your shares are held in “street name” or are in a margin or similar account or by a bank or other nominee or intermediary, you are considered a “non-record (beneficial) shareholder.”

Shareholders of Record

You can vote by proxy by having one or more individuals who will attend the SEDA General Meeting vote your shares for you. These individuals are called “proxies” and using them to cast your ballot at the SEDA General Meeting is called voting “by proxy.” Alternatively, you may attend and vote your shares at the SEDA General Meeting in person at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, New York 10001, United States, or online via live webcast at https://www.cstproxy.com/          .

If you wish to vote by proxy, you must (i) complete the enclosed form, called a “proxy card,” and mail it in the envelope provided or (ii) submit your proxy over the Internet in accordance with the instructions on the enclosed proxy card. If you complete the proxy card and mail it in the envelope provided or submit your proxy over the Internet as described above, you will designate each of Jonathan Maxwell and Ned Davis or the Chairperson of the SEDA General Meeting to act as your proxy at the SEDA General Meeting. One of the aforementioned individuals will then vote your shares at the SEDA General Meeting in accordance with the instructions you provided to them in the proxy card with respect to the Proposals presented in this proxy statement/prospectus. Proxies will extend to, and be voted at, any adjournments or postponements of the SEDA General Meeting. If you sign and return the proxy card but do not provide instructions as to how to vote your shares, your shares will be voted, in accordance with the recommendation of the SEDA Board, “FOR” the Business Combination Proposal, “FOR” the Merger Proposal, “FOR” the Organizational Documents Proposals, and “FOR” the Adjournment Proposal, in each case, if presented to the SEDA General Meeting.

Beneficial Owners

If your shares are held in an account through a broker, bank or other nominee or intermediary, such broker, bank or other nominee or intermediary is considered the SEDA shareholder of record for purposes of voting at the SEDA General Meeting and you are considered the beneficial owner of such shares held in “street name” and this proxy statement/prospectus is being sent to you by such broker, bank or other nominee or intermediary. As a beneficial owner, you have the right to direct your broker, bank or other nominee or intermediary regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee or intermediary provides you along with this proxy statement/prospectus. Your broker, bank or other nominee or intermediary may have an earlier deadline by which you must provide it with instructions as to how to vote your shares, so you should read carefully the materials provided to you by your broker, bank or other nominee or intermediary.

If you wish to attend and vote your shares at the SEDA General Meeting, you must first obtain a legal proxy from your broker, bank or other nominee or intermediary that holds your shares and email a copy (a legible photograph is sufficient) of your legal proxy to the SEDA Transfer Agent at proxy@continentalstock.com. Beneficial owners who email a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the SEDA General Meeting. Beneficial owners who wish to attend the SEDA General Meeting virtually should contact the SEDA Transfer Agent no later than          , 2024 to obtain this information. If you wish to attend and vote your shares at the SEDA General Meeting in person, you must bring with you a legal proxy from your broker, bank or other nominee or intermediary authorizing you to vote those shares. That is the only way SEDA can be sure that the broker, bank or other nominee or intermediary has not already voted the SEDA Shares beneficially owned by you.

Revoking Your Proxy

If you are an SEDA shareholder of record and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

(i)	you may send another proxy card with a later date;

(ii)	you may notify SEDA’s Secretary in writing before the SEDA General Meeting that you have revoked your proxy; or

(iii)	you may attend the SEDA General Meeting and vote electronically by visiting and entering the control number found on your proxy card, instruction form or notice you previously received. Attendance at the SEDA General Meeting will not, in and of itself, revoke a proxy.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee or intermediary for information on how to change or revoke your voting instructions.

Additional Matters

The SEDA Board does not know of any other matters to be presented at the SEDA General Meeting. The form of proxy accompanying this proxy statement/prospectus confers discretionary authority upon the named proxy holders with respect to amendments or variations to the matters identified in the accompanying notice of SEDA General Meeting and with respect to any other matters that may properly come before the SEDA General Meeting. If any additional matters are properly presented at the SEDA General Meeting, or at any adjournments or postponements of the SEDA General Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares they represent in accordance with the recommendations of the SEDA Board with respect to any such matters. SEDA expect that the Public Shares represented by properly submitted proxies will be voted by the proxy holders in accordance with the recommendations of the SEDA Board with respect to any such matters.

Who Can Answer Your Questions About Voting Your Shares

SEDA shareholders who have questions about how to vote or direct a vote in respect of SEDA Shares or need assistance in completing or submitting their proxy cards should contact          , SEDA’s proxy solicitor, at          , or banks and brokers can call collect at          , or by emailing          .

Redemption Rights

Pursuant to the SEDA Governing Documents, a Public Shareholder may request that SEDA redeem all or a portion of its Public Shares for cash in connection with the Business Combination. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)	(i) hold Public Shares, or (ii) hold Public Shares through SEDA Units, and elect to separate such units into the underlying Public Shares and SEDA Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

(b)	submit a written request to the SEDA Transfer Agent, that SEDA redeem all or a portion of your Public Shares for cash; and

(c)	tender or deliver your Public Shares (and share certificates (if any) and other redemption forms) to the SEDA Transfer Agent, electronically through DTC.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on          , 2024 (two business days before the SEDA General Meeting) in order for their shares to be redeemed.

Holders of SEDA Units must elect to separate the underlying Public Shares and SEDA Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their SEDA Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the SEDA Units into the underlying Public Shares and SEDA Public Warrants, or if a holder holds SEDA Units registered in its, his or her own name, the holder must contact the SEDA Transfer Agent, directly and instruct them to do so. Your broker, bank or other nominee or intermediary may have an earlier deadline by which you must provide instructions to separate the SEDA Units into the underlying Public Shares and SEDA Public Warrants in order to exercise redemption rights with respect to the Public Shares, so you should contact your broker, bank or other nominee or intermediary.

Public Shareholders may elect to redeem all or a portion of their Public Shares regardless of if or how they vote in respect of the Business Combination Proposal and the other Proposals to be presented at the SEDA General Meeting.

If the Business Combination is not approved and does not proceed, the Public Shares will be returned to the respective Public Shareholder, broker or bank. If the Business Combination is approved and proceeds, and if the Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely tenders or delivers its shares (and share certificates (if any) and other redemption forms) to the SEDA Transfer Agent, SEDA will redeem such Public Shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to SEDA to pay its income taxes, divided by the number of then-issued and outstanding Public Shares, calculated as of two business days prior to the consummation of the Business Combination. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. The Redemption of Public Shares will take place immediately prior Business Combination. Such cash will be paid to redeeming Public Shareholders promptly after consummation of the Business Combination.

If you hold Public Shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming SEDA shareholder. In the event the Business Combination is not approved and does not proceed, this may result in an additional cost to SEDA shareholders for the return of their shares.

Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the time the vote is taken at the SEDA General Meeting only with the consent of the SEDA Board (in its sole discretion which it may do in whole or in part). If you tender or deliver your shares (and share certificates (if any) and other redemption forms) for redemption to the SEDA Transfer Agent, and later decide prior to the SEDA General Meeting not to elect redemption, you may request that the SEDA Transfer Agent return the shares (electronically) to you. You may make such request by contacting the SEDA Transfer Agent, at the phone number or address listed at the end of this section.

The Sponsor and A-Anchor Investors have agreed to vote their SEDA Shares in favour of one or more of the Proposals at the SEDA General Meeting, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any SEDA Shares held by them. The B-Anchor Investors have agreed to vote their SEDA Class B Shares in favour of one or more of the Proposals at the SEDA General Meeting, and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any SEDA Class B Shares held by them. The SEDA Shares held by the Sponsor and A-Anchor Investors (including SEDA’s directors, officers and such other parties to the letter agreement) and the SEDA Class B Shares held by the B-Anchor Investors will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and Anchor Investors own approximately 27.5% of the issued and outstanding SEDA Shares.

If SEDA is not able to complete the Business Combination or another initial business combination by the Completion Window, then the Sponsor and Anchor Investors will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold.

Holders of SEDA Warrants will not have redemption rights with respect to such warrants.

The closing price of the SEDA Public Shares on June 20, 2024, the most recent practicable date prior to the date of this proxy statement/prospectus, was $11.08.

Prior to exercising redemption rights, Public Shareholders should verify the market price of the Public Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. SEDA cannot assure SEDA shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when SEDA shareholders wish to sell their shares.

Dissenters’ Rights

Holders of SEDA Shares have dissent rights in connection with the Business Combination under the Cayman Islands law.

Proxy Solicitation Costs

SEDA is soliciting proxies on behalf of the SEDA Board. This solicitation is being made by mail but also may be made by telephone or in person. SEDA and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. SEDA will bear the cost of the solicitation.

SEDA has hired          to assist in the proxy solicitation process. SEDA will pay that firm a fee of $           plus disbursements. Such fee will be paid from non-Trust Account funds.

SEDA will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. SEDA will reimburse them for their reasonable expenses.

SEDA initial shareholders

As of          , 2024, the SEDA Record Date, the Sponsor and Anchor Investors of record were entitled to vote an aggregate of SEDA Shares (comprising of          SEDA Class A Shares and          SEDA Class B Shares). Such shares currently constitute approximately          % of the issued and outstanding SEDA Shares. The Sponsor and A-Anchor Investors have agreed to vote the SEDA Class B Shares, as well as any SEDA Class A Shares acquired in the aftermarket, in favour of each of the Proposals presented at the SEDA General Meeting. The B-Anchor Investors have agreed to vote the SEDA Class B Shares in favour of each of the Proposals presented at the SEDA General Meeting. The Class B Shares have no right to participate in any redemption distribution and will be worthless if SEDA does not consummate a business combination by the Completion Window.

Purchases of SEDA Shares

At any time prior to the SEDA General Meeting, during a period when they are not then aware of any material non-public information regarding SEDA or its securities, the Sponsor, cunova, KME and their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of SEDA Shares or vote their shares in favour of one or more of the Proposals at the SEDA General Meeting. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Business Combination where it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and, with cunova and KME’s consent, the transfer to such investors or holders of shares or warrants held by the Sponsor for nominal value.

Entering into any such arrangements may have a depressive effect on SEDA Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the SEDA General Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and other Proposals and would likely increase the chances that such Proposals would be approved.

No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus by the Sponsor, cunova, KME or any of their respective affiliates. SEDA will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Overview

Holders of SEDA Shares are being asked to adopt the Business Combination Agreement, approve the terms thereto and approve the Transactions contemplated thereby, including the Merger and the Exchange. The shareholders of SEDA should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section entitled “— Structure of the Business Combination” below, for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Subject to the approval of the Merger Proposal, SEDA may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of the SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting.

Structure of the Business Combination

On February 20, 2024, (i) SEDA, (ii) Specialty Copper Listco Plc, a public limited company registered in England and Wales with registered number 15395590 (“PubCo”), (iii) SEDA Magnet LLC, a Delaware limited liability company (the “Merger Sub”), (iv) MAGNET Joint Venture GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 217397 (“JV GmbH”), (v) PP S&C Holding GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Munich under registration number HRB 275474, (vi) cunova GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 216155 (“cunova”), (vii) KME SE, a stock corporation organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 213357 (“KME”), (viii) Creature Kingdom Limited, a private limited company registered in England and Wales with registered number 06799429, (ix) The Paragon Fund III GmbH & Co. geschlossene Investment KG, a limited partnership organized under the laws of Germany, registered with the commercial register of the local court of Munich under registration number HRB 110100 (“Paragon” and together with KME, the “Shareholders”) and (x) Mr. Edward Wilson Davis, solely in the capacity as the representative for the shareholders of SEDA, entered into a business combination agreement (as amended from time to time, the “Business Combination Agreement”), pursuant to which several transactions relating to the special product business of cunova, which is a wholly owned subsidiary of JV GmbH, and certain assets of KME comprising the KME Specialty Aerospace Business (the “KME Aerospace Business” and, together with cunova, the “Target”) will occur, and in connection therewith, PubCo will become the ultimate parent company of Merger Sub, JV GmbH and the Target (the “Business Combination”).

Subject to the terms and conditions of the Business Combination Agreement, upon consummation of the Business Combination in each case as described in the Business Combination Agreement, among other things:

(i)	SEDA will merge with and into Merger Sub, a wholly owned subsidiary of PubCo (the “Merger”), with Merger Sub being the surviving entity in the merger (the time at which the Merger becomes effective, the “Merger Effective Time”);

(ii)	in connection with the Merger, (a) each outstanding SEDA Class B ordinary share, par value $0.0001 per share (the “SEDA Class B Shares”) will be converted (unless otherwise agreed in writing) into 0.893 SEDA Class A ordinary shares, par value $0.0001 per share (the “SEDA Class A Shares,” and together with the SEDA Class B Shares, the “SEDA Shares”), (b) each outstanding SEDA Class A Share will be automatically cancelled and converted into PubCo ordinary shares at an exchange ratio of 1.119375, each such PubCo ordinary share having a par value of $0.0001 per share (the “PubCo Shares”), and (c) each outstanding warrant of SEDA will be automatically adjusted to entitle the holder to purchase one whole PubCo Share at a price of $11.50 per PubCo Share (the “SEDA Adjusted Warrants”);

(iii)	on the Exchange Date (as defined below) (and, if applicable, immediately after the closing contemplated of any Financing (as defined below)), PubCo will (a) redeem the redeemable preference share in PubCo held by Creature Kingdom, and (b) purchase from Creature Kingdom the ordinary share in PubCo held by Creature Kingdom in exchange for the release of the undertaking to pay the subscription price of such redeemable share; and

(iv)	on the Exchange Date (as defined below), (a) Paragon will transfer its shares in PP Holding and a certain shareholder loan to PubCo in exchange for cash and a vendor loan agreement by and between Paragon and PubCo, (b) cunova will redeem the preference share of cunova with the number 25,001 (the “cunova Preference Share”) in consideration for the transfer of the preference share of KME AssetCo GmbH (“KME AssetCo”) with the number 25,001 (the “KME AssetCo Preference Share”) by cunova to KME Special Products GmbH & Co. KG (“KME Special”), and (c) KME will cause (i) KME Germany GmbH (“KME Germany”), KME Mansfeld GmbH (“KME Mansfeld”) and KME America Inc. (“KME America” and, together with KME Germany and KME Mansfeld, the “Aerospace Business Sellers”) to transfer to cunova the KME Specialty Aerospace Business in exchange for a vendor loan debt instrument issued by cunova (the “Aerospace VLN”) and which the Aerospace Business Sellers will transfer to KME Special and KME Special, in turn, will contribute the Aerospace VLN to PubCo in exchange for PubCo Shares; and (ii) KME Special to transfer its shares in JV GmbH and a certain shareholder loan between KME Special and JV GmbH to PubCo in exchange for PubCo Shares and cash ((a)-(c) the “Exchange” and the date on which the Exchange occurs, the “Exchange Date”).

Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination

The Sponsor and SEDA’s directors and executive officers have collectively invested an aggregate of approximately $9.3 million in SEDA and could potentially lose this entire amount if an initial Business Combination is not consummated by July 2, 2024, and they may therefore be incentivized to complete a business combination with a less favorable target company or a business combination on terms less favorable to shareholders and warrant holders rather than to cause SEDA to liquidate. Certain of SEDA’s executive officers and certain non-employee directors, as well as the Sponsor and its affiliates, may have interests in the Business Combination that may be different from, or in addition to, the interests of SEDA shareholders and the SEDA warrant holders generally. As a result, the Sponsor may have a conflict of interest in determining whether the Target is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination. The SEDA Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Business Combination Agreement and in recommending that the Business Combination Agreement and the transactions contemplated thereby be approved by the shareholders of SEDA and the Warrant Amendment Proposal be approved by the SEDA warrant holders, as further discussed below.

These interests include, among other things:

(i)

Upon the closing of the Initial Public Offering and partial exercise of the over-allotment option, the Sponsor has invested an aggregate of $7,212,057, comprised of the $13,197 purchase price for its 2,639,375 SEDA Class B Shares and the $7,198,860 purchase price for its 7,198,860 SEDA Private Warrants. If the Business Combination or another business combination is not consummated within the Completion Window, SEDA will cease all operations except for the purpose of winding up, redeeming the outstanding Public Shares for cash and, subject to the approval of its remaining SEDA shareholders and the SEDA Board, dissolving and liquidating. In such event, the 2,639,375 SEDA Class B Shares held by the Sponsor would be worthless because the Sponsor is not entitled to participate in any redemption or distribution with respect to such SEDA Class B Shares. Additionally, in such event, the 7,198,860 SEDA Private Warrants will also expire worthless. As of           , 2024, the Record Date for the SEDA General Meeting, the            PubCo Shares that the Sponsor will hold following the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of $           , based upon the closing price of $            per SEDA Class A Share on the NYSE on           , 2024, the most recent closing price, and $           , based on an implied transaction price of $            per share. As of           , 2024, the Record Date for the SEDA General Meeting, the SEDA Private Warrants had an aggregate market value of $            based upon the closing price of $            per Public Warrant on the NYSE on           , 2024, the most recent closing price.

(ii)

In order to finance transaction costs in connection with a business combination, the Sponsor, members of the SEDA founding team or any of their affiliates may, but are not obligated to (other than pursuant to Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note), make certain working capital loans as may be required. On September 8, 2023, SEDA issued an unsecured promissory note to the Sponsor for an aggregate amount of up to $1,200,000 in working capital loans pursuant to the Sponsor Promissory Note. On September 29, 2023, SEDA issued an unsecured promissory note to Seaside for an aggregate amount of up to $150,000 in working capital loans pursuant to the Seaside Promissory Note. On October 10, 2023, SEDA issued an unsecured promissory note to Capricorn for up to $150,000 pursuant to the Capricorn Promissory Note. Each of, the Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note is non-interest bearing and is due and payable in full on the earlier of (i) the date on which SEDA consummates an initial Business Combination and (ii) the date that the winding up of SEDA is effective. The Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note may, at the discretion of the Sponsor, Seaside or Capricorn, respectively, be repayable in warrants to purchase ordinary shares of SEDA at a price of $1.00 per warrant, rounded up to the nearest whole number of warrants. In the event that the Business Combination does not close, SEDA may use proceeds held outside the Trust Account to repay the Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note, but no proceeds held in the Trust Account would be used for such repayment. The Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note will be repaid in cash upon consummation of the Business Combination. As of the date hereof, SEDA has borrowed $900,000 under the Sponsor Promissory Note, $112,500 under the Seaside Promissory Note and $150,000 under the Capricorn Promissory Note. If SEDA does not complete a business combination by the Completion Window, there may not be sufficient assets to repay the outstanding balance under the Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note and such promissory notes will be worthless.

(iii)	There will be no finder’s fees, reimbursements or cash payments made by SEDA to the Sponsor or SEDA’s officers or directors, or SEDA’s or any of their affiliates, for services rendered to SEDA prior to or in connection with the completion of the Business Combination, other than payment of the amount for office space, utilities, administrative and support services and repayments of any outstanding balance of the Sponsor Promissory Note, the Seaside Promissory Note and the Capricorn Promissory Note, as described herein. SEDA’s directors and officers and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on SEDA’s behalf, such as identifying and investigating possible business targets and business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on SEDA’s behalf. However, if SEDA fails to consummate a business combination by the Completion Window, SEDA’s directors and officers will not have any claim against the Trust Account for reimbursement. Accordingly, SEDA may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within the Completion Window. As of the date hereof, approximately $34,652 was outstanding in out-of-pocket expense reimbursements. Additionally, under the: (i) Administrative Services Agreement, the Sponsor is entitled to $20,000 per month for office space, utilities, administrative and support services provided to SEDA’s management team, which commenced on October 28, 2021, and will continue through the earlier of consummation of a business combination or SEDA’s liquidation, and (ii) under the Investment Advisory Agreement (as amended pursuant to a side letter dated January 21, 2022), Sustainable Developmental Capital LLP (the “Advisor”) is entitled to $20,000 per month from Sponsor for certain advisory services, which commenced on February 16, 2021, and will continue through to the liquidation of the Sponsor, and 659,844 SEDA Class B Shares (subject to amendment in the Business Combination Agreement and/or Sponsor Support Agreement). SEDA incurred $0 and $240,000 in expenses in connection with such services during the year ended December 31, 2023, respectively. SEDA incurred $0 and $100,000 in expenses in connection with such services from January 1, 2024 to the date hereof, respectively. SEDA had $134,652 and $234,652 recorded in accrued related party expenses in connection with such services as of December 31, 2023 and as of the date hereof, respectively. Pursuant to a share letter dated October 17, 2023, as amended on May 10, 2024, entered into by and between SEDA and Harebell S.r.l. (“Harebell”), an Italian limited liability company with registered office in Milan, whose majority shareholder and sole director is Mr. Nicolò Dubini, Harebell will be paid a finder’s fee of 22,334 SEDA Class A Shares in connection with consummation of the Business Combination.

(iv)	SEDA’s existing directors and officers will be eligible for continued indemnification and continued coverage under SEDA’s directors’ and officers’ liability insurance following completion of the Business Combination pursuant to the Business Combination Agreement.

(v)	Given the differential in the purchase price that Sponsor paid for the SEDA Class B Shares and/or the SEDA Private Warrants as compared to the price of the Public Shares and SEDA Public Warrants, Sponsor can earn a positive return on its investment, even if the Public Shareholders have a negative return on their investment in PubCo.

(vi)	In event of the liquidation of the Trust Account, the Sponsor has agreed, under the Letter Agreement, dated October 28, 2021, among SEDA, the Sponsor and SEDA’s officers and directors, to indemnify and hold harmless SEDA against any and all losses, liabilities, claims, damages and expenses to which SEDA may become subject as a result of any claim by (i) any third party for services rendered or products sold to SEDA or (ii) a prospective target business with which SEDA has entered into an acquisition agreement; provided that such indemnification of SEDA by the Sponsor will apply only to the extent necessary to ensure that such claims by a third party for services rendered or products sold to SEDA or a target do not reduce the amount of funds in the Trust Account to below (i) $10.00 per share of SEDA Class A Shares or (ii) such lesser amount per SEDA Class A Share held in the Trust Account due to reductions in the value of the trust assets as of the date of the liquidation of the Trust Account, in each case, net of the amount of interest earned on the property in the Trust Account, which may be withdrawn to pay tax obligations, except as to any claims by a third party (including a target) who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under SEDA’s indemnity of the underwriters in SEDA’s Initial Public Offering against certain liabilities, including liabilities under the Securities Act. If SEDA consummates the Business Combination, on the other hand, Merger Sub will be liable for all such claims.

(vii)	Pursuant to the Sponsor Support Agreement, the Sponsor has agreed to, among other things, vote in favour of the Business Combination Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

(viii)	Subject to certain limited exceptions, certain PubCo Shares will not be transferable following the Closing until the date that is 180 days after the Closing.

(ix)	Certain of SEDA’s officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present business combination opportunities to such entity. Accordingly, in the future, if any of SEDA’s officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honour his or her fiduciary or contractual obligations to present such opportunity to such entity. SEDA does not believe, however, that any fiduciary duties or contractual obligations of its officers or directors would materially undermine SEDA’s ability to complete a business combination. The Existing Articles provide that SEDA’s directors and officers renounce any interest or expectancy in, or in being offered, any corporate opportunity offered to any director or officer, but no director or officer of SEDA has any duty, except and to the extent expressly assumed by contract, to communicate or offer any such corporate opportunity to SEDA’s directors and officers and shall not be in breach of any fiduciary duty as a director or officer, solely by reason of fact that such party pursues or acquires such corporate opportunity for himself, herself or itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to SEDA. This waiver allows the Sponsor and its affiliates to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. However, SEDA does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target.

(x)	As of Closing, the PubCo Board will consist of 7 natural persons, of which two members will be identified by SEDA and five members will be identified by KME. SEDA and KME will ensure that the composition of the post-Closing PubCo Board will satisfy the applicable requirements for: (i) PubCo to qualify as a “foreign private issuer” (as defined in the Securities Act), (ii) PubCo to be solely tax resident in the United Kingdom, (iii) maintaining a listing of PubCo’s securities on the NYSE, and (iv) the Takeover Code to not apply.

Given the interests described above, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the PubCo Shares trade below the price initially paid for the SEDA Units in the Initial Public Offering and the Public Shareholders and SEDA Public Warrant holders experience a negative rate of return following the completion of the Business Combination. As such, the Sponsor and its affiliates may have more of an economic incentive for SEDA to, rather than liquidate if it fails to complete an initial business combination by the end of the Completion Window, enter into an initial business combination on potentially less favourable terms with a potentially less favourable, riskier, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their SEDA Class B Shares.

The SEDA Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Business Combination Agreement and in recommending that the Business Combination and the Warrant Amendment Proposal be approved by SEDA shareholders and SEDA warrant holders, as applicable. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination.”

The SEDA Board concluded that the Business Combination Agreement, each of the Ancillary Documents and the transactions contemplated therein are in the best interests of SEDA and that it is advisable for SEDA to enter into the Business Combination Agreement, each of the Ancillary Documents, and to consummate the transactions contemplated therein. In view of the wide variety of factors considered by the SEDA Board in connection with its evaluation, negotiation and recommendation of the Business Combination and related transactions and the complexity of these matters, the SEDA Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Rather, the SEDA Board based its evaluation, negotiation and recommendation of the Business Combination and the Warrant Amendment on the totality of the information presented to and considered by it. The SEDA Board evaluated the reasons described above with the assistance of SEDA’s outside advisors. In considering the factors described above and any other factors, individual members of the SEDA Board may have viewed factors differently or given different weights to other or different factors.

After careful consideration, the SEDA Board unanimously (i) declared the advisability of the Business Combination and the other transactions contemplated by the Business Combination Agreement (ii) determined that the Business Combination and the other transactions contemplated by the Business Combination Agreement are in the best interests of SEDA shareholders, and (iii) approved the terms and provisions of the Business Combination Agreement and the transactions contemplated by it. The SEDA Board further unanimously (i) declared the advisability of the Warrant Amendment and the other transactions contemplated thereby and (ii) determined that the Warrant Amendment and the other transactions contemplated thereby are in the best interests of SEDA and SEDA warrant holders.

Interests of Others in the Business Combination

KME, KME’s affiliates and their respective managing directors and board members may have interests in the Business Combination that may be different from, or in addition to, the interests of SEDA shareholders and SEDA warrant holders generally. These interests include, among other things:

(i)	KME currently, through KME Special, indirectly owns 45% of JV GmbH, the controlling shareholder of cunova. Following Closing of the Business Combination, KME Special will receive PubCo Shares to be issued and allotted by PubCo to KME on the Exchange Date (depending on the PIPE Investment and Cash Redemption Amount). KME, KME Special and KME Special Holding GmbH, the general partner of KME Special, thus are expected to have control over PubCo, PP Holding, JV GmbH and cunova following Closing of the Business Combination. See “Management of PubCo Following the Business Combination,” “Risk Factors — Risks related to the Company’s Relationship with KME — Following consummation of the Business Combination, KME may have the ability to exert significant influence in matters requiring a shareholder vote and could delay, deter or prevent a change in control of the Company” and “Risk Factors — Risks Related to Being a Public Company — Upon the Closing of the Business Combination and based on the assumptions laid out in the unaudited pro forma condensed combined financial information appearing elsewhere in this proxy statement/prospectus, KME is expected to hold 52.2% of the equity interest and voting power in PubCo assuming (i) no redemption rights are exercised, (ii) KME is not required to provide the Additional Financing and (iii) no warrants are exercised (and 36.0%, if all warrants were exercised), and 52.3% of the equity interest and voting power in PubCo assuming (i) the maximum redemption rights are exercised, (ii) KME is not required to provide the Additional Financing and (iii) no warrants are exercised (and 36.1% if all warrants were exercised)” for further information on how KME may exert its influence.

(ii)	The Business Combination contemplates that, at Closing, the Aerospace Business Sellers and cunova will enter into the Aerospace Business Transfer Agreement pursuant to which among other things the Aerospace Business Sellers will sell, and cunova will acquire, the KME Aerospace Business, in exchange for the Aerospace VLN. The Aerospace VLN will have a nominal value of € . See “The Business Combination Agreement — Related Agreements — Aerospace Business Asset Purchase Agreement” for further information on the Aerospace Business Transfer Agreement.

(iii)	KME and certain of its affiliates are a key supplier of the majority of the input materials to cunova and provide various services to cunova. Also, on the Closing Date, KME Germany, KME Mansfeld, as suppliers, and Cunova, as buyer, will enter into the Aerospace Supply Agreement pursuant to which KME Germany and KME Mansfeld will sell and Cunova will purchase certain products relating to the KME Aerospace Business. See “Risk Factors — Risks related to the Company’s Relationship with KME — The Company is dependent on KME and its affiliates for key aspects of the Company’s business.” For further information on how Cunova is dependent on KME. See also “The Business Combination Agreement — Related Agreements — Aerospace Business Asset Purchase Agreement” for further information on the Aerospace Supply Agreement.

(iv)	Certain board members of KME, including directors of the PubCo Board. For additional information on the proposed composition of the PubCo Board, see “Management of PubCo Following the Business Combination.”

In addition to the interests of the SEDA’s executive officers and certain non-employee directors, the Sponsor and its affiliates, as well as KME, in the Business Combination, you should be aware that SEDA’s advisor, Rothschild & Co, has a financial interest that may conflict with the interests of SEDA shareholders and SEDA warrant holders generally.

The SEDA Board did not receive or rely upon any financial analyses conducted or prepared by any of its advisors in making its determination that the Business Combination Agreement, and the transactions contemplated thereby, were advisable or were fair to, and in the best interests of, SEDA and its shareholders.

In September 2023, SEDA retained Rothschild & Co as SEDA’s capital markets advisor and financial advisor based primarily on Rothschild & Co’s extensive knowledge, strong market position and positive reputation in equity capital markets. Rothschild & Co is entitled to receive a fee of $7,000,000 for serving as SEDA’s capital markets advisor and financial advisor to assist with the Business Combination. Rothschild & Co was also engaged in September 2023 by SEDA to act as placement agent in connection with any potential PIPE Investment for which it is entitled to receive a percentage of the amount raised in a PIPE Investment as a fee for such services.

Rothschild & Co is not entitled, formally or informally, to be retained or engaged in any future matter after the consummation of the Business Combination.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SEDA General Meeting.

Failure to submit a proxy or to vote in person or virtually at the SEDA General Meeting, an abstention from voting or a broker non-vote will have no effect on the Business Combination Proposal.

The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Business Combination Agreement. The Business Combination Proposal is conditioned upon the approval and adoption of the Merger Proposal. Therefore, if the Merger Proposal is not approved, the Business Combination Proposal will have no effect, even if approved by holders of SEDA Shares.

The Sponsor and A-Anchor Investors have agreed to vote their SEDA Shares in favour of one or more of the Proposals at the SEDA General Meeting. The B-Anchor Investors have agreed to vote their SEDA Class B Shares in favour of one or more of the Proposals at the SEDA General Meeting. On the Record Date, the Sponsor and Anchor Investors beneficially owned and were entitled to vote approximately          % of SEDA Shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that SEDA’s entry into Business Combination Agreement, dated as of February 20, 2024 (as it may be amended from time to time) by and among, (i) SEDA, (ii) Specialty Copper Listco Plc, a public limited company registered in England and Wales with registered number 15395590 (“PubCo”), (iii) SEDA Magnet LLC, a Delaware limited liability company (the “Merger Sub”), (iv) MAGNET Joint Venture GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 217397 (“JV GmbH”), (v) PP S&C Holding GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Munich under registration number HRB 275474, (vi) cunova GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 216155 (“cunova”), (vii) KME SE, a stock corporation organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 213357 (“KME”), (viii) Creature Kingdom Limited, a private limited company registered in England and Wales with registered number 06799429, (ix) The Paragon Fund III GmbH & Co. geschlossene Investment KG, a limited partnership organized under the laws of Germany, registered with the commercial register of the local court of Munich under registration number HRB 110100 (“Paragon” and together with KME, the “Shareholders”) and (x) Mr. Edward Wilson Davis, solely in the capacity as the representative for the shareholders of SEDA (a copy of which is attached to this proxy statement/prospectus as Annex A), and the transactions contemplated therein, including the business combination pursuant to which (a) SEDA will merge with and into the Merger Sub, with the Merger Sub being the surviving entity in the merger, (b) acquisition of cunova by PubCo and (c) acquisition by cunova of certain assets of KME comprising the KME Specialty Aerospace Business (the “KME Aerospace Business” and, together with cunova, the “Target”), and in connection therewith PubCo will be the ultimate parent company of JV GmbH and the Target, be approved, ratified and confirmed in all respects, subject to the approval, by way of special resolution, of the Merger Proposal.”

Recommendation of the SEDA Board

THE SEDA BOARD UNANIMOUSLY RECOMMENDS THAT SEDA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of SEDA’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SEDA and SEDA shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that SEDA shareholders vote for these proposals. In addition, SEDA’s directors, executive officers and the Sponsor and its affiliates may have interests in the Business Combination that may conflict with your interests as a SEDA shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 2 — THE MERGER PROPOSAL

Pursuant to the Business Combination Agreement and the Plan of Merger, subject to the terms and conditions set forth therein, at the Merger Effective Time, SEDA will merge with and into the Merger Sub in accordance with the merger provisions set out in the Cayman Companies Act, with the Merger Sub continuing as the surviving entity.

See the section entitled “The Business Combination Agreement” for a description of the Merger, including consideration, effects and structure, as it relates to the Business Combination. You are urged to read carefully the Plan of Merger, a copy of which is attached as Annex B to this proxy statement/prospectus, in its entirety before voting on this proposal.

Vote Required for Approval

The approval of the Merger Proposal will require a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SEDA General Meeting.

Failure to submit a proxy or to vote in person or virtually at the SEDA General Meeting, an abstention from voting or a broker non-vote will have no effect on the Merger Proposal.

The Business Combination is conditioned upon the approval of the Merger Proposal, subject to the terms of the Business Combination Agreement. The Merger Proposal is conditioned upon the approval and adoption of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Merger Proposal will have no effect, even if approved by holders of SEDA Shares.

The Sponsor and A-Anchor Investors have agreed to vote their SEDA Shares in favour of the Merger Proposal. The B-Anchor Investors have agreed to vote their SEDA Class B Shares in favour of the Merger Proposal. On the Record Date, the Sponsor and Anchor Investors beneficially owned and were entitled to vote approximately           % of SEDA Shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution, that

(a)	SEDA be authorized to merge with and into Merger Sub so that the Merger Sub be the surviving entity in the merger and all the undertakings, property and liabilities of SEDA vest in the Merger Sub by virtue of the merger pursuant to the Cayman Companies Act of the Cayman Islands and the Delaware Limited Liability Company Act;

(b)	the Plan of Merger in the form annexed to this proxy statement/prospectus in respect of the extraordinary general meeting as Annex B, or the “Plan of Merger,” be approved, ratified and confirmed in all respects and SEDA be authorized to enter into the Plan of Merger;

(c)	the Plan of Merger be executed by any director of SEDA for and on behalf of SEDA and any director of SEDA or Maples and Calder, on behalf of Maples Corporate Services Limited, be authorized to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands; and

(d)	all actions taken and any documents or agreements executed, signed or delivered prior to or after the date hereof by any director or officer of SEDA in connection with the transactions contemplated by the Plan of Merger be and are hereby approved, ratified and confirmed in all respects.”

Recommendation of the SEDA Board

THE SEDA BOARD UNANIMOUSLY RECOMMENDS THAT SEDA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

The existence of financial and personal interests of one or more of SEDA’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SEDA and SEDA shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that SEDA shareholders vote for these proposals. In addition, SEDA’s directors, executive officers and the Sponsor and its affiliates may have interests in the Business Combination that may conflict with your interests as a SEDA shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 3 — THE ORGANIZATIONAL DOCUMENTS PROPOSALS

Overview

The six separate proposals of the Organizational Documents Proposals, if approved, will approve the material differences between the existing Amended and Restated Memorandum and Articles of Association of SEDA and the Amended and Restated Articles of Association of PubCo to be in effect following the Business Combination, specifically:

(i)	The Organizational Documents Proposal 3A: the name of the new public entity, PubCo, will be “Specialty Copper Listco Plc” as opposed to “SDCL Edge Acquisition Corporation”;

(ii)	Organizational Documents Proposal 3B: PubCo will be a public company limited by shares incorporated under the laws of England and Wales, governed by the laws of England and Wales, as opposed to a Cayman Islands exempted company, governed by the laws of the Cayman Islands;

(iii)	The Organizational Documents Proposal 3C: PubCo will have, and the PubCo Proposed Governing Documents will provide for, one class of ordinary shares as opposed to the two classes of ordinary shares provided for in the Amended and Restated Memorandum and Articles of Association of SEDA;

(iv)	The Organizational Documents Proposal 3D: PubCo’s corporate existence is perpetual as opposed to SEDA’s corporate existence terminating if a business combination is not consummated within a specified period of time;

(v)	Organizational Documents Proposal 3E: the PubCo Proposed Governing Documents will not include the various provisions applicable only to special purpose acquisition corporations that are contained in the Amended and Restated Memorandum and Articles of Association of SEDA; and

(vi)	The Organizational Documents Proposal 3F: a special resolution, which is required for (among other things) any amendment to the articles of association, will (in the case of PubCo) require the support of 75% of the votes cast, as opposed to (in the case of SEDA) two-thirds of the votes cast.

A copy of the Amended and Restated Articles of Association of PubCo, as will be in effect assuming approval of all of the Organizational Documents Proposals and upon consummation of the Business Combination, is attached to this proxy statement/prospectus as Annex E.

PROPOSAL NO. 3A — THE ORGANIZATIONAL DOCUMENTS PROPOSAL 3A

Overview

The Organizational Documents Proposal 3A — an ordinary resolution, to approve that the name of the new public entity, PubCo, will be “Specialty Copper Listco Plc” as opposed to “SDCL Edge Acquisition Corporation.”

Assuming each of the Condition Precedent Proposals is approved, shareholders will also be asked to approve the Organizational Documents Proposal 3A at the SEDA General Meeting.

If the Organizational Documents Proposal 3A is approved, the name of the new public entity will be “Specialty Copper Listco Plc” as opposed to “SDCL Edge Acquisition Corporation.”

This summary is qualified by reference to the complete text of the Amended and Restated Articles of Association of PubCo, which will be in effect assuming approval of all of the Organizational Documents Proposals and upon consummation of the Business Combination, and is attached to this proxy statement/prospectus as Annex E.

Reasons for the Change

In the judgment of the SEDA Board, the Organizational Documents Proposal 3A is desirable because the name of the new public entity better reflects the Business Combination and the business going forward.

Vote Required for Approval

The approval of the Organizational Documents Proposal 3A requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SEDA General Meeting.

The Sponsor and A-Anchor Investors and their respective permitted transferees have agreed to vote their SEDA Shares in favour of the Organizational Documents Proposal 3A, and the B-Anchor Investors and their respective permitted transferees have agreed to vote their SEDA Class B Shares in favour of the Organizational Documents Proposal 3A. On the Record Date, the Sponsor and the Anchor Investors beneficially owned and were entitled to vote approximately           % of SEDA Shares (which consist of           % SEDA Class B Shares).

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the name of the new public entity, PubCo, will be “Specialty Copper Listco Plc” as opposed to “SDCL Edge Acquisition Corporation.”

Recommendation of the SEDA Board

THE SEDA BOARD UNANIMOUSLY RECOMMENDS THAT SEDA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL 3A.

The existence of financial and personal interests of one or more of SEDA’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SEDA and SEDA shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that SEDA shareholders vote for these proposals. In addition, SEDA’s directors, executive officers and the Sponsor and its affiliates may have interests in the Business Combination that may conflict with your interests as a SEDA shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 3B — THE ORGANIZATIONAL DOCUMENTS PROPOSAL 3B

Overview

The Organizational Documents Proposal 3B — an ordinary resolution, to approve that PubCo will be a public company limited by shares incorporated under the laws of England and Wales, governed by the laws of England and Wales, as opposed to a Cayman Islands exempted company, governed by the laws of the Cayman Islands.

Assuming each of the Condition Precedent Proposals is approved, shareholders will also be asked to approve the Organizational Documents Proposal 3B at the SEDA General Meeting.

If the Organizational Documents Proposal 3B is approved, PubCo will be a public company limited by shares incorporated under the laws of England and Wales, governed by the laws of England and Wales, as opposed to a Cayman Islands exempted company, governed by the laws of the Cayman Islands.

This summary is qualified by reference to the complete text of the Amended and Restated Articles of Association of PubCo, which will be in effect assuming approval of all of the Organizational Documents Proposals and upon consummation of the Business Combination, and is attached to this proxy statement/prospectus as Annex E.

Reasons for the Change

In the judgment of the SEDA Board, the Organizational Documents Proposal 3B is desirable because England and Wales is a suitable jurisdiction for the new holding company of the business going forward.

Vote Required for Approval

The approval of the Organizational Documents Proposal 3B requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SEDA General Meeting.

The Sponsor and A-Anchor Investors have agreed to vote their SEDA Shares in favour of the Organizational Documents Proposal 3B, and the B-Anchor Investors have agreed to vote their SEDA Class B Shares in favour of the Organizational Documents Proposal 3B. On the Record Date, the Sponsor and the Anchor Investors beneficially owned and were entitled to vote approximately          % of SEDA Shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that PubCo will be a public company limited by shares incorporated under the laws of England and Wales, governed by the laws of England and Wales, as opposed to a Cayman Islands exempted company, governed by the laws of the Cayman Islands.”

Recommendation of the SEDA Board

THE SEDA BOARD UNANIMOUSLY RECOMMENDS THAT SEDA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL 3B.

The existence of financial and personal interests of one or more of SEDA’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SEDA and SEDA shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that SEDA shareholders vote for these proposals. In addition, SEDA’s directors, executive officers and the Sponsor and its affiliates may have interests in the Business Combination that may conflict with your interests as a SEDA shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 3C — THE ORGANIZATIONAL DOCUMENTS PROPOSAL 3C

Overview

The Organizational Documents Proposal 3C — an ordinary resolution, to approve that PubCo will have, and the PubCo Proposed Governing Documents will provide for, one class of ordinary shares as opposed to the two classes of ordinary shares provided for in the Amended and Restated Memorandum and Articles of Association of SEDA.

Assuming each of the Condition Precedent Proposals is approved, shareholders will also be asked to approve the Organizational Documents Proposal 3C at the SEDA General Meeting.

If the Organizational Documents Proposal 3C is approved, PubCo will have, and the PubCo Proposed Governing Documents will provide for, one class of ordinary shares as opposed to the two classes of ordinary shares provided for in the Amended and Restated Memorandum and Articles of Association of SEDA.

This summary is qualified by reference to the complete text of the Amended and Restated Articles of Association of PubCo, which will be in effect assuming approval of all of the Organizational Documents Proposals and upon consummation of the Business Combination, and is attached to this proxy statement/prospectus as Annex E.

Reasons for the Change

In the judgment of the SEDA Board, the Organizational Documents Proposal 3C is desirable because it will allow PubCo to have a streamlined capital structure.

Vote Required for Approval

The approval of the Organizational Documents Proposal 3C requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SEDA General Meeting.

The Sponsor and A-Anchor Investors have agreed to vote their SEDA Shares in favour of the Organizational Documents Proposal 3C, and the B-Anchor Investors have agreed to vote their SEDA Class B Shares in favour of the Organizational Documents Proposal 3C. On the Record Date, the Sponsor and the Anchor Investors beneficially owned and were entitled to vote approximately          % of SEDA Shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that PubCo will have, and the PubCo Proposed Governing Documents will provide for, one class of ordinary shares as opposed to the two classes of ordinary shares provided for in the Amended and Restated Memorandum and Articles of Association of SEDA.”

Recommendation of the SEDA Board

THE SEDA BOARD UNANIMOUSLY RECOMMENDS THAT SEDA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL 3C.

The existence of financial and personal interests of one or more of SEDA’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SEDA and SEDA shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that SEDA shareholders vote for these proposals. In addition, SEDA’s directors, executive officers and the Sponsor and its affiliates may have interests in the Business Combination that may conflict with your interests as a SEDA shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 3D — THE ORGANIZATIONAL DOCUMENTS PROPOSAL 3D

Overview

The Organizational Documents Proposal 3D — an ordinary resolution, to approve that PubCo’s corporate existence is perpetual as opposed to SEDA’s corporate existence terminating if a business combination is not consummated within a specified period of time.

Assuming each of the Condition Precedent Proposals is approved, shareholders will also be asked to approve the Organizational Documents Proposal 3D at the SEDA General Meeting.

If the Organizational Documents Proposal 3D is approved, PubCo’s corporate existence is perpetual as opposed to SEDA’s corporate existence terminating if a business combination is not consummated within a specified period of time.

This summary is qualified by reference to the complete text of the Amended and Restated Articles of Association of PubCo, which will be in effect assuming approval of all of the Organizational Documents Proposals and upon consummation of the Business Combination, and is attached to this proxy statement/prospectus as Annex E.

Reasons for the Change

In the judgment of the SEDA Board, the Organizational Documents Proposal 3D is desirable because the provisions that relate to the operation of SEDA as a blank check company prior to the consummation of its initial business combination, such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time, would not be applicable after the Business Combination.

Vote Required for Approval

The approval of the Organizational Documents Proposal 3D requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SEDA General Meeting.

The Sponsor and A-Anchor Investors have agreed to vote their SEDA Shares in favour of the Organizational Documents Proposal 3D, and the B-Anchor Investors have agreed to vote their SEDA Class B Shares in favour of the Organizational Documents Proposal 3D. On the Record Date, the Sponsor and the Anchor Investors beneficially owned and were entitled to vote approximately          % of SEDA Shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that PubCo’s corporate existence is perpetual as opposed to SEDA’s corporate existence terminating if a business combination is not consummated within a specified period of time.”

Recommendation of the SEDA Board

THE SEDA BOARD UNANIMOUSLY RECOMMENDS THAT SEDA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL 3D.

The existence of financial and personal interests of one or more of SEDA’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SEDA and SEDA shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that SEDA shareholders vote for these proposals. In addition, SEDA’s directors, executive officers and the Sponsor and its affiliates may have interests in the Business Combination that may conflict with your interests as a SEDA shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 3E — THE ORGANIZATIONAL DOCUMENTS PROPOSAL 3E

Overview

The Organizational Documents Proposal 3E — an ordinary resolution, to approve that the PubCo Proposed Governing Documents will not include the various provisions applicable only to special purpose acquisition corporations that are contained in the Amended and Restated Memorandum and Articles of Association of SEDA.

Assuming each of the Condition Precedent Proposals is approved, shareholders will also be asked to approve the Organizational Documents Proposal 3E at the SEDA General Meeting.

If the Organizational Documents Proposal 3E is approved, the PubCo Proposed Governing Documents will not include the various provisions applicable only to special purpose acquisition corporations that are contained in the Amended and Restated Memorandum and Articles of Association of SEDA.

This summary is qualified by reference to the complete text of the Amended and Restated Articles of Association of PubCo, which will be in effect assuming approval of all of the Organizational Documents Proposals and upon consummation of the Business Combination, and is attached to this proxy statement/prospectus as Annex E.

Reasons for the Change

In the judgment of the SEDA Board, the Organizational Documents Proposal 3E is desirable because the provisions related to SEDA’s status as a blank check company would serve no purpose following the Business Combination. For example, PubCo’s Amended and Restated Articles of Association would not include a requirement to dissolve PubCo upon failure to consummate a business combination in accordance with its terms. PubCo would continue as a corporate entity following the Business Combination. In addition, certain other provisions in SEDA’s Amended and Restated Memorandum and Articles of Association require that proceeds from SEDA’s initial public offering be held in the Trust Account until a business combination or liquidation of SEDA has occurred. These provisions would cease to apply once the Business Combination is consummated and would therefore not be included in PubCo’s Amended and Restated Articles of Association.

Vote Required for Approval

The approval of the Organizational Documents Proposal 3E requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SEDA General Meeting.

The Sponsor and A-Anchor Investors have agreed to vote their SEDA Shares in favour of the Organizational Documents Proposal 3E, and the B-Anchor Investors have agreed to vote their SEDA Class B Shares in favour of the Organizational Documents Proposal 3E. On the Record Date, the Sponsor and the Anchor Investors beneficially owned and were entitled to vote approximately           % of SEDA Shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the PubCo Proposed Governing Documents will not include the various provisions applicable only to special purpose acquisition corporations that are contained in the Amended and Restated Memorandum and Articles of Association of SEDA.”

Recommendation of the SEDA Board

THE SEDA BOARD UNANIMOUSLY RECOMMENDS THAT SEDA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL 3E.

The existence of financial and personal interests of one or more of SEDA’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SEDA and SEDA shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that SEDA shareholders vote for these proposals. In addition, SEDA’s directors, executive officers and the Sponsor and its affiliates may have interests in the Business Combination that may conflict with your interests as a SEDA shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 3F — THE ORGANIZATIONAL DOCUMENTS PROPOSAL 3F

Overview

The Organizational Documents Proposal 3F — an ordinary resolution, to approve that a special resolution, which is required for (among other things) any amendment to the articles of association, will (in the case of PubCo) require the support of 75% of the votes cast, as opposed to (in the case of SEDA) two-thirds of the votes cast.

Assuming each of the Condition Precedent Proposals is approved, shareholders will also be asked to approve the Organizational Documents Proposal F at the SEDA General Meeting.

If the Organizational Documents Proposal 3F is approved, a special resolution, which is required for (among other things) any amendment to the articles of association, will (in the case of PubCo) require the support of 75% of the votes cast, as opposed to (in the case of SEDA) two-thirds of the votes cast.

This summary is qualified by reference to the complete text of the Amended and Restated Articles of Association of PubCo, which will be in effect assuming approval of all of the Organizational Documents Proposals and upon consummation of the Business Combination, and is attached to this proxy statement/prospectus as Annex E.

Reasons for the Change

In the judgment of the SEDA Board, the Organizational Documents Proposal 3F is desirable because England and Wales is a suitable jurisdiction for the new holding company of the business going forward, and under English law, special resolutions require the approval of 75% of the votes cast, as opposed to two-thirds of the votes cast.

Vote Required for Approval

The approval of the Organizational Documents Proposal 3F requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SEDA General Meeting.

The Sponsor and A-Anchor Investors have agreed to vote their SEDA Shares in favour of the Organizational Documents Proposal 3F, and the B-Anchor Investors have agreed to vote their SEDA Class B Shares in favour of the Organizational Documents Proposal 3F. On the Record Date, the Sponsor and the Anchor Investors beneficially owned and were entitled to vote approximately           % of SEDA Shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that a special resolution, which is required for (among other things) any amendment to the articles of association, will (in the case of PubCo) require the support of 75% of the votes cast, as opposed to (in the case of SEDA) two-thirds of the votes cast.”

Recommendation of the SEDA Board

THE SEDA BOARD UNANIMOUSLY RECOMMENDS THAT SEDA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL 3F.

The existence of financial and personal interests of one or more of SEDA’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SEDA and SEDA shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that SEDA shareholders vote for these proposals. In addition, SEDA’s directors, executive officers and the Sponsor and its affiliates may have interests in the Business Combination that may conflict with your interests as a SEDA shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 4 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the SEDA Board to submit a Proposal, to be effective as of the date of the SEDA General Meeting, to approve, by ordinary resolution, the adjournment of the SEDA General Meeting to a later date or dates, (i) to the extent necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to SEDA shareholders or, if as of the time for which the SEDA General Meeting is scheduled, there are insufficient SEDA Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the SEDA General Meeting; (ii) in order to solicit additional proxies from SEDA shareholders in favour of one or more of the Proposals at the SEDA General Meeting; or (iii) if SEDA shareholders redeem an amount of SEDA Class A Shares such that the Minimum Cash Condition would not be satisfied.

Consequences if the Adjournment Proposal is not Approved

If the Adjournment Proposal is presented to the SEDA General Meeting and is not approved by SEDA shareholders, the SEDA Board may not be able to adjourn the SEDA General Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the SEDA General Meeting to approve the Condition Precedent Proposals or SEDA shareholders have elected to redeem an amount of SEDA Class A Shares such that the Minimum Cash Condition would not be satisfied. In such event, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of SEDA Shares represented in person or by proxy and entitled to vote thereon and who vote at the SEDA General Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SEDA General Meeting.

The Adjournment Proposal is not conditioned on the approval of any other Proposal. The approval of Adjournment Proposal is not a condition to the consummation of the Business Combination.

The Sponsor and A-Anchor Investors have agreed to vote their SEDA Shares in favour of the Adjournment Proposal. The B-Anchor Investors have agreed to vote their SEDA Class B Shares in favour of the Adjournment Proposal. On the Record Date, the Sponsor and Anchor Investors beneficially owned and were entitled to vote approximately          % of SEDA Shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the SEDA General Meeting to a later date or dates, (i) to the extent necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to SEDA shareholders or, if as of the time for which the SEDA General Meeting is scheduled, there are insufficient SEDA Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the SEDA General Meeting, (ii) in order to solicit additional proxies from SEDA shareholders in favour of the approval of the Condition Precedent Proposals, or (iii) if SEDA shareholders redeem an amount of SEDA Class A Shares such that the condition, or the “Minimum Cash Condition,” to each party’s obligation to consummate the Business Combination that the amount of cash in the Trust Account (net of the aggregate amount of cash required to satisfy any exercise by SEDA shareholders of their right to have SEDA redeem their SEDA Class A Shares in connection with the Business Combination) together with the proceeds from certain debt financing obtained prior to the Closing Date, any PIPE Investment, any other equity or debt financing obtained on or prior to the Closing Date is not at least $140,000,000, would not be satisfied, be hereby approved, ratified and confirmed in all respects.”

Recommendation of the SEDA Board

THE SEDA BOARD UNANIMOUSLY RECOMMENDS THAT SEDA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of SEDA’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SEDA and SEDA shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that SEDA shareholders vote for these proposals. In addition, SEDA’s directors, executive officers and the Sponsor and its affiliates may have interests in the Business Combination that may conflict with your interests as a SEDA shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

WARRANT HOLDERS MEETING OF SEDA

General

SEDA is furnishing this proxy statement/prospectus to SEDA warrant holders as part of the solicitation of proxies by the SEDA Board for use at the SEDA Warrant Holders Meeting to be held on          , 2024, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to SEDA warrant holders on or about          , 2024 in connection with the vote on the Warrant Holder Proposals (as defined below) described in this proxy statement/prospectus. This proxy statement/prospectus provides SEDA warrant holders with information they need to know to be able to vote or instruct their vote to be cast at the SEDA Warrant Holders Meeting.

Date, Time and Place of the SEDA Warrant Holders Meeting

The SEDA Warrant Holders Meeting will be held in person or by proxy, on          , 2024, at          , at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, New York 10001, United States, or in virtual format via live web cast at https://www.cstproxy.com/           .

Voting Power; Record Date

Only SEDA warrant holders of record of SEDA as of the close of business on          , 2024 are entitled to notice of, and to vote at, the SEDA Warrant Holders Meeting or any adjournment or postponement thereof. Each SEDA Warrant entitles the holder thereof to one vote. Holders of shares held in “street name” or in a margin or similar account should contact such SEDA warrant holder’s broker to ensure that votes related to the warrants beneficially owned are properly counted. As of the close of business on the SEDA Record Date, there were          SEDA Warrants issued and outstanding, including           SEDA Public Warrants and          SEDA Private Warrants.

Purpose of the SEDA Warrant Holders Meeting

At the SEDA Warrant Holders Meeting, SEDA is asking holders of SEDA Warrants to:

(i)	consider and vote upon the Warrant Amendment Proposal; and

(ii)	consider and vote upon the Warrant Holders Adjournment Proposal (together with the Warrant Amendment Proposal, the “Warrant Holder Proposals”) to be effective as of the date of the Warrant Holders Meeting.

Vote of the Sponsor, Directors and Officers and Anchor Investors

As of the date hereof, (i) the Sponsor and the Anchor Investors beneficially owned and were entitled to vote 100% of the outstanding SEDA Private Warrants, and (ii) the A-Anchor Investors beneficially owned and were entitled to vote approximately 25% of the outstanding SEDA Public Warrants. The B-Anchor Investors may hold an undetermined amount of SEDA Public Warrants, and the Sponsor does not hold any SEDA Public Warrants. Accordingly, it is expected that the SEDA Private Warrants held by the Sponsor and Anchor Investors will be voted in favor of the Warrant Amendment Proposal and only the affirmative vote of the holders of at least 65% of the outstanding SEDA Public Warrants will be required to approve any of the Warrant Holder Proposals. The SEDA Warrants will expire worthless if SEDA does not consummate an initial business combination by the end of the Completion Window.

Quorum

A quorum of SEDA warrant holders is necessary to hold a valid meeting. A quorum will be present at the SEDA Warrant Holders Meeting if the holders of a majority of the outstanding SEDA Warrants entitled to vote at the SEDA Warrant Holders Meeting are represented in person (which would include presence at a virtual meeting) or by proxy. As of the Record Date          , SEDA Warrants would be required to achieve a quorum.

Abstentions and Broker Non-Votes

In general, if your SEDA Warrants are held in “street” name and you do not instruct your broker, bank or other nominee or intermediary on a timely basis on how to vote your SEDA Warrants, your broker, bank or other nominee or intermediary, in its sole discretion, may either leave your SEDA Warrants unvoted or vote your SEDA Warrants on routine matters, but not on any non-discretionary matters. Proxies that are marked “abstain” and proxies relating to “street name” SEDA Warrants that are returned to SEDA but marked by brokers as “not voted” will be treated as SEDA Warrants present for purposes of determining the presence of quorum on all matters, but they will not be treated as SEDA Warrants voted on the matter and will, therefore, have the effect of an “AGAINST” vote on the Warrant Amendment Proposal. If you are a SEDA warrant holder of record and you attend the SEDA Warrant Holders Meeting and wish to vote in person or virtually, you may withdraw your proxy and vote in person. SEDA believes that none of the Warrant Holder Proposals to be presented at the SEDA Warrant Holders Meeting are routine matters and that each such Proposal is, therefore, a “non-discretionary” matter. As such, without your voting instructions, your brokerage firm cannot vote your warrants on any Proposal to be voted on at the SEDA Warrant Holders Meeting.

Vote Required for Approval

The Warrant Amendment Proposal may be approved by the affirmative vote of at least 65% of each of (i) the then outstanding SEDA Public Warrants and (ii) the then outstanding SEDA Private Warrants, each voting separately as a class.

The Warrant Holders Adjournment Proposal may be approved by the affirmative vote of at least 50% of each of the then outstanding SEDA Warrants represented in person or by proxy and entitled to vote thereon and who vote at the SEDA Warrant Holders Meeting.

Recommendation of the SEDA Board

The SEDA Board believes that the Warrant Amendment Proposal and the Warrant Holders Adjournment Proposal to be presented at the SEDA Warrant Holders Meeting are advisable and in the best interests of SEDA and the SEDA warrant holders and recommends that the SEDA warrant holders vote “FOR” the Warrant Amendment Proposal and “FOR” the Warrant Holders Adjournment Proposal, if presented to the SEDA Warrant Holders Meeting.

The existence of financial and personal interests of certain members of the SEDA Board may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of SEDA and its warrant holders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that SEDA warrant holders vote for the Warrant Holder Proposals. In considering the recommendations of the SEDA Board in favour of the above Warrant Holder Proposals, it is important to keep in mind that, aside from their interests as SEDA warrant holders, the Sponsor and certain SEDA directors and officers have interests in the Business Combination that are different from, or in addition to, other SEDA warrant holders’ interests. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination.”

Voting Your Warrants

Each SEDA Warrant entitles the holder thereof to one vote. You can vote your warrants in person (which includes virtual attendance) at the SEDA Warrant Holders Meeting or by proxy. If your warrants are owned directly in your name with the SEDA Transfer Agent, you are considered, with respect to those warrants, the “warrant holder of record.” If your warrants are held in “street name” or are in a margin or similar account or by a bank or other nominee or intermediary, you are considered a “non-record (beneficial) warrant holder.”

Warrant holders of Record

You can vote by proxy by having one or more individuals who will attend the SEDA Warrant Holders Meeting vote your warrants for you. These individuals are called “proxies” and using them to cast your ballot at the SEDA Warrant Holders Meeting is called voting “by proxy.” Alternatively, you may attend and vote your warrants at the SEDA Warrant Holders Meeting in person at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at One Manhattan West, New York, New York 10001, United States, or online via live webcast at https://www.cstproxy.com/          .

If you wish to vote by proxy, you must (i) complete the enclosed form, called a “proxy card,” and mail it in the envelope provided or (ii) submit your proxy over the Internet in accordance with the instructions on the enclosed proxy card. If you complete the proxy card and mail it in the envelope provided or submit your proxy over the Internet as described above, you will designate each of Jonathan Maxwell and Ned Davis or the Chairperson of the SEDA Warrant Holders Meeting to act as your proxy at the SEDA Warrant Holders Meeting. One of the aforementioned individuals will then vote your warrants at the SEDA Warrant Holders Meeting in accordance with the instructions you provided to them in the proxy card with respect to the Warrant Holder Proposals presented in this proxy statement/prospectus. Proxies will extend to, and be voted at, any adjournments or postponements of the SEDA Warrant Holders Meeting. If you sign and return the proxy card but do not provide instructions as to how to vote your warrants, your warrants will be voted, in accordance with the recommendation of the SEDA Board, “FOR” the Warrant Amendment Proposal and “FOR” the Warrant Holders Adjournment Proposal.

Beneficial Owners

If your warrants are held in an account through a broker, bank or other nominee or intermediary, such broker, bank or other nominee or intermediary is considered the SEDA warrant holder of record for purposes of voting at the SEDA Warrant Holders Meeting and you are considered the beneficial owner of such warrants held in “street name” and this proxy statement/prospectus is being sent to you by such broker, bank or other nominee or intermediary. As a beneficial owner, you have the right to direct your broker, bank or other nominee or intermediary regarding how to vote the warrants in your account by following the instructions that the broker, bank or other nominee or intermediary provides you along with this proxy statement/prospectus. Your broker, bank or other nominee or intermediary may have an earlier deadline by which you must provide it with instructions as to how to vote your warrants, so you should read carefully the materials provided to you by your broker, bank or other nominee or intermediary.

If you wish to attend and vote your warrants at the SEDA Warrant Holders Meeting, you must first obtain a legal proxy from your broker, bank or other nominee or intermediary that holds your warrants and email a copy (a legible photograph is sufficient) of your legal proxy to the SEDA Transfer Agent at proxy@continentalstock.com. Beneficial owners who email a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the SEDA Warrant Holders Meeting. Beneficial owners who wish to attend the SEDA Warrant Holders Meeting virtually should contact the SEDA Transfer Agent no later than           , 2024 to obtain this information. If you wish to attend and vote your warrants at the SEDA Warrant Holders Meeting in person, you must bring with you a legal proxy from your broker, bank or other nominee or intermediary authorizing you to vote those warrants. That is the only way SEDA can be sure that the broker, bank or other nominee or intermediary has not already voted the SEDA Warrants beneficially owned by you.

Revoking Your Proxy

If you are an SEDA warrant holder of record and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

(i)	you may send another proxy card with a later date;

(ii)	you may notify SEDA’s Secretary in writing before the SEDA Warrant Holders Meeting that you have revoked your proxy; or

(iii)	you may attend the SEDA Warrant Holders Meeting and vote electronically by visiting and entering the control number found on your proxy card, instruction form or notice you previously received. Attendance at the SEDA Warrant Holders Meeting will not, in and of itself, revoke a proxy.

If your warrants are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee or intermediary for information on how to change or revoke your voting instructions.

Additional Matters

The SEDA Board does not know of any other matters to be presented at the SEDA Warrant Holders Meeting. The form of proxy accompanying this proxy statement/prospectus confers discretionary authority upon the named proxy holders with respect to amendments or variations to the matters identified in the accompanying notice of SEDA Warrant Holders Meeting and with respect to any other matters that may properly come before the SEDA Warrant Holders Meeting. If any additional matters are properly presented at the SEDA Warrant Holders Meeting, or at any adjournments or postponements of the SEDA Warrant Holders Meeting, the persons named in the enclosed proxy card will have discretion to vote the warrants they represent in accordance with the recommendations of the SEDA Board with respect to any such matters. SEDA expect that the SEDA Warrants represented by properly submitted proxies will be voted by the proxy holders in accordance with the recommendations of the SEDA Board with respect to any such matters.

Who Can Answer Your Questions About Voting Your Warrants

SEDA warrant holders who have questions about how to vote or direct a vote in respect of SEDA Warrants or need assistance in completing or submitting their proxy cards should contact          , SEDA’s proxy solicitor, at          , or banks and brokers can call collect at          , or by emailing          .

Redemption and Dissenters’ Rights

Pursuant to Cayman Islands law, there will be no dissenters’ rights with respect to SEDA Warrants. There will also be no redemption rights or liquidating distributions with respect to SEDA Warrants, which will expire worthless if SEDA fails to consummate the Business Combination or another business combination within the Completion Window.

Proxy Solicitation Costs

SEDA is soliciting proxies on behalf of the SEDA Board. This solicitation is being made by mail but also may be made by telephone or in person. SEDA and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. SEDA will bear the cost of the solicitation.

SEDA has hired          to assist in the proxy solicitation process. SEDA will pay that firm a fee of $          plus disbursements. Such fee will be paid from non-Trust Account funds.

SEDA will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. SEDA will reimburse them for their reasonable expenses.

SEDA initial shareholders

As of          , 2024, the SEDA Record Date, the Sponsor and Anchor Investors of record were entitled to vote an aggregate of SEDA Warrants (comprising of          SEDA Public Warrants and          SEDA Private Warrants). Such warrants currently constitute approximately          % of the outstanding SEDA Warrants, which will expire worthless if SEDA does not consummate a business combination by the end of the Completion Window.

WARRANT HOLDER PROPOSAL NO. 1 — THE WARRANT AMENDMENT PROPOSAL

Holders of SEDA Warrants are being asked to consider and vote upon the Warrant Amendment Proposal. SEDA warrant holders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Warrant Amendment, a copy of which is attached as Annex I to this proxy statement/prospectus. You are urged to carefully read the Warrant Amendment in its entirety before voting on this Warrant Amendment Proposal.

Consequences if the Warrant Amendment Proposal is not Approved

If the Warrant Amendment Proposal is presented to the SEDA Warrant Holders Meeting and is not approved by SEDA warrant holders, there will be no redemption rights or liquidating distributions with respect to SEDA Warrants, which will expire worthless if SEDA fails to consummate the Business Combination or another business combination within the Completion Window.

Vote Required for Approval

The approval of this Warrant Amendment Proposal requires the affirmative vote of at least 65% of each of (i) the then outstanding SEDA Public Warrants and (ii) the then outstanding SEDA Private Warrants, each voting separately as a class. Abstentions and broker non-votes, while considered present for purposes of establishing quorum, will count as a vote “AGAINST” the Warrant Amendment Proposal.

As of the date hereof, (i) the Sponsor and the Anchor Investors beneficially owned and were entitled to vote 100% of the outstanding SEDA Private Warrants, and (ii) the A-Anchor Investors beneficially owned and were entitled to vote approximately 25% of the outstanding SEDA Public Warrants. The B-Anchor Investors may hold an undetermined amount of SEDA Public Warrants, and the Sponsor does not hold any SEDA Public Warrants. Accordingly, it is expected that the SEDA Private Warrants held by the Sponsor and Anchor Investors will be voted in favor of the Warrant Amendment Proposal and only the affirmative vote of at least 65% of the outstanding SEDA Public Warrants will be required to approve the Warrant Amendment Proposal. The SEDA Warrants will expire worthless if SEDA does not consummate an initial business combination by the end of the Completion Window.

The Warrant Amendment Proposal is not conditioned on the approval of any other Proposal. The approval of Warrant Amendment Proposal is not a condition to the consummation of the Business Combination.

Recommendation of the SEDA Board

THE SEDA BOARD UNANIMOUSLY RECOMMENDS THAT SEDA WARRANT HOLDERS VOTE “FOR” THE APPROVAL OF THE WARRANT AMENDMENT PROPOSAL.

The existence of financial and personal interests of one or more of SEDA’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SEDA and SEDA warrant holders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that SEDA warrant holders vote for the Warrant Holder Proposals. In addition, SEDA’s directors, executive officers and the Sponsor and its affiliates may have interests in the Business Combination that may conflict with your interests as a SEDA warrant holder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

WARRANT HOLDER PROPOSAL NO. 2 — THE WARRANT HOLDERS ADJOURNMENT PROPOSAL

In the event that the Warrant Amendment Proposal has not received sufficient votes for approval, the holders of SEDA Warrants will be asked to consider and vote upon the Warrant Holders Adjournment Proposal. The purpose of the Warrant Holders Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for SEDA and the Sponsor to take steps or make arrangements that would increase the likelihood of obtaining approval of the Warrant Amendment Proposal.

Consequences if the Adjournment Proposal is not Approved

If the Warrant Holders Adjournment Proposal is presented to the SEDA Warrant Holders Meeting and is not approved by SEDA warrant holders, the SEDA Board may not be able to adjourn the SEDA Warrant Holders Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the SEDA Warrant Holders Meeting to approve the Warrant Amendment Proposal. In such event, the Business Combination would not be completed.

Vote Required for Approval

The Warrant Holders Adjournment Proposal may be approved by the affirmative vote of at least 50% of each of the then outstanding SEDA Warrants represented in person or by proxy and entitled to vote thereon and who vote at the SEDA Warrant Holders Meeting.

As of the date hereof, (i) the Sponsor and the Anchor Investors beneficially owned and were entitled to vote 100% of the outstanding SEDA Private Warrants, and (ii) the A-Anchor Investors beneficially owned and were entitled to vote approximately 25% of the outstanding SEDA Public Warrants. The B-Anchor Investors may hold an undetermined amount of SEDA Public Warrants, and the Sponsor does not hold any SEDA Public Warrants. Accordingly, it is expected that the SEDA Private Warrants held by the Sponsor and Anchor Investors will be voted in favor of the Warrant Amendment Proposal and only the affirmative vote of at least 65% of the outstanding SEDA Public Warrants will be required to approve the Warrant Amendment Proposal.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the SEDA Warrant Holders Meeting.

Recommendation of the SEDA Board

THE SEDA BOARD UNANIMOUSLY RECOMMENDS THAT SEDA WARRANT HOLDERS VOTE “FOR” THE APPROVAL OF THE WARRANT HOLDERS ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of SEDA’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of SEDA and SEDA warrant holders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that SEDA warrant holders vote for the Warrant Holder Proposals. In addition, SEDA’s directors, executive officers and the Sponsor and its affiliates may have interests in the Business Combination that may conflict with your interests as a SEDA warrant holder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

MATERIAL TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations

The following is a discussion of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of SEDA Securities that either (i) participate in the Business Combination, including of owning and disposing of PubCo Shares or SEDA Adjusted Warrants (collectively, “PubCo securities”), or (ii) elect to have their SEDA Class A Shares redeemed for cash. This discussion addresses only those holders of SEDA Securities that hold such securities as capital assets within the meaning of the Code (generally, property held for investment). This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

●	the Sponsor or SEDA’s officers or directors;

●	financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers that are subject to the mark-to-market accounting rules;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies or real estate investment trusts;

●	expatriates or former long-term residents of the United States;

●	persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of any class of our shares;

●	persons that acquired our ordinary shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with the performance of services;

●	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or

●	persons whose functional currency is not the U.S. dollar.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

SEDA has not and does not intend to seek any rulings from the IRS regarding the Business Combination or an exercise of redemption rights. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our securities, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any of our securities and partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Business Combination and an exercise of redemption rights to them.

EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE BUSINESS COMBINATION AND AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

As used herein, a “U.S. Holder” is a beneficial owner of SEDA Securities or PubCo securities (as the case may be) who or that is, for U.S. federal income tax purposes:

1.	a citizen or individual resident of the United States,

2.	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia,

3.	an estate whose income is subject to U.S. federal income tax regardless of its source, or

4.	a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

Effects of the Business Combination to U.S. Holders

Effects of the Merger to U.S. Holders

The U.S. federal income tax consequences of the Business Combination will depend primarily upon whether the Merger qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Merger, SEDA will merge with and into Merger Sub, a subsidiary of PubCo, and its separate corporate existence shall cease. Because Merger Sub is an entity disregarded from PubCo for US federal income tax purposes, the Merger will be treated as if SEDA merged directly with and into PubCo with PubCo surviving. Immediately after the Merger, PubCo will, for U.S. federal income tax purposes, own the same assets and be subject to the same liabilities as SEDA immediately prior to the Merger and will have the same shareholders as SEDA immediately prior to the Merger.

Skadden, Arps, Slate, Meagher & Flom LLP has delivered an opinion that the Merger should qualify as an F Reorganization. Such opinion is filed by amendment as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms part and is based on customary assumptions, representations and covenants. If any of the assumptions, representations or covenants on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion described above may be adversely affected and the tax consequences of the Merger could differ from those described herein. An opinion of counsel is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge.

In accordance with that opinion, subject to the limitations and qualifications therein, U.S. Holders of SEDA Securities should generally not recognize gain or loss for U.S. federal income tax purposes as a result of the Merger. Nevertheless, because there is no authority directly addressing the treatment for U.S. federal income tax purposes of the particular facts of the Merger, that treatment is not entirely clear. No assurance can be given that the IRS will not assert an alternative characterization of the Merger and the transactions comprising the Business Combination, which could cause U.S. Holders of SEDA Securities to recognize gain for U.S. federal income tax purposes as a result of the Merger. The remaining discussion under this section assumes that the Merger qualifies as an F Reorganization.

All U.S. Holders considering exercising redemption rights with respect to their SEDA Class A Shares should consult their tax advisors with respect to the potential tax consequences to them of the Merger and an exercise of redemption rights.

Basis and Holding Period Considerations

Provided that the Merger qualifies as an F Reorganization: (i) the adjusted tax basis of a PubCo Share received by a U.S. Holder in the Merger will equal the U.S. Holder’s tax basis in the SEDA Class A Share surrendered in exchange therefor, (ii) the adjusted tax basis of a SEDA Adjusted Warrant received by a U.S. Holder in the Merger will equal the U.S. Holder’s tax basis in the SEDA Public Warrant surrendered in exchange therefor, and (iii) the holding period for a PubCo security received by a U.S. Holder will include such U.S. Holder’s holding period for the SEDA security surrendered in exchange therefor. However, it is unclear whether the redemption rights with respect to the SEDA Class A Shares may prevent the holding period of the PubCo Shares from commencing prior to the termination of such rights.

U.S. Federal Income Tax Considerations of Owning PubCo Shares and SEDA Adjusted Warrants

Taxation of Dividends and Other Distributions on PubCo Shares

Subject to the PFIC rules discussed below, if PubCo makes a distribution of cash or other property to a U.S. Holder of PubCo Shares, such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of PubCo’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its PubCo Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such PubCo Shares. PubCo may not determine its earnings and profits on the basis of U.S. federal income tax principles, however, in which case U.S. Holders should expect that any distribution paid by PubCo will be reported as a dividend.

With respect to non-corporate U.S. Holders, dividends will generally be taxed at preferential long-term capital gains rates only if (i) the PubCo Shares are readily tradable on an established securities market in the United States or (ii) PubCo is eligible for the benefits of an applicable income tax treaty, in each case provided that PubCo is not a PFIC (or treated as a PFIC with respect to a particular U.S. Holder) in the taxable year in which the dividend was paid or in the preceding year and certain holding period and other requirements are met. However, it is unclear whether the redemption rights with respect to the SEDA Class A Shares may prevent the holding period of the PubCo Shares from commencing prior to the termination of such rights. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to PubCo Shares.

Taxation on the Disposition of PubCo Securities

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of PubCo securities, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in such securities.

Under tax law currently in effect, long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a reduced rate of tax. Capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the securities exceeds one year. However, it is unclear whether the redemption rights with respect to the SEDA Class A Shares may prevent the holding period of the PubCo Shares from commencing prior to the termination of such rights. The deductibility of capital losses is subject to limitations.

Exercise, Lapse or Redemption of a SEDA Adjusted Warrant

Subject to the PFIC rules discussed below and except as discussed below regarding a cashless exercise, a U.S. Holder will generally not recognize gain or loss upon the exercise of a SEDA Adjusted Warrant. A PubCo Share acquired pursuant to the exercise of a SEDA Adjusted Warrant for cash will generally have a tax basis equal to the U.S. Holder’s tax basis in the SEDA Adjusted Warrant, increased by the amount paid to exercise the SEDA Adjusted Warrant. It is unclear whether a U.S. Holder’s holding period for the PubCo Share will commence on the date of exercise of the SEDA Adjusted Warrant or the day following the date of exercise of the SEDA Adjusted Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the SEDA Adjusted Warrant. If a SEDA Adjusted Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s tax basis in the SEDA Adjusted Warrant.

Because of the absence of authority specifically addressing the treatment of a cashless exercise of warrants under current U.S. federal income tax law, the treatment of such a cashless exercise is unclear. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. Alternatively, a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized.

In either tax-free situation, a U.S. Holder’s tax basis in the PubCo Shares received would generally equal the U.S. Holder’s tax basis in the SEDA Adjusted Warrants. If a cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the PubCo Shares received on exercise would be treated as commencing on the date of exercise of the SEDA Adjusted Warrants or the following day. If a cashless exercise is treated as a recapitalization, the holding period of the PubCo Share received will include the holding period of the SEDA Adjusted Warrant.

If a cashless exercise is treated as a taxable exchange, a U.S. Holder could be deemed to have surrendered SEDA Adjusted Warrants with an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. In this case, the U.S. Holders would recognize gain or loss in an amount equal to the difference between the fair market value of the SEDA Adjusted Warrants deemed surrendered and the U.S. Holder’s tax basis in such warrants. A U.S. Holder’s tax basis in the PubCo Shares received would equal the sum of the U.S. Holder’s initial investment in the SEDA Adjusted Warrants exercised (i.e., the U.S. Holder’s purchase price for the SEDA Adjusted Warrants (or the portion of such U.S. Holder’s purchase price for units that is allocated to the SEDA Adjusted Warrants)) and the exercise price of such SEDA Adjusted Warrants. It is unclear whether a U.S. Holder’s holding period for the PubCo Shares would commence on the date of exercise of the SEDA Adjusted Warrants or the day following the date of exercise of the SEDA Adjusted Warrants.

We expect a cashless exercise of SEDA Adjusted Warrants (including after PubCo provides notice of its intent to redeem SEDA Adjusted Warrants for cash) to be treated as a recapitalization for U.S. federal income tax purposes. However, there can be no assurance which, if any, of the alternative tax characterizations and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of SEDA Adjusted Warrants.

Subject to the PFIC rules described below, if PubCo redeems SEDA Adjusted Warrants for cash pursuant to the redemption provisions of the SEDA Adjusted Warrants or if PubCo purchases SEDA Adjusted Warrants in an open market transaction, such redemption or purchase will generally be treated as a taxable disposition of such SEDA Adjusted Warrants by the U.S. Holder, taxed as described above under “— Taxation on the Disposition of PubCo Securities.”

Possible Constructive Distributions

The terms of each SEDA Adjusted Warrant provide for an adjustment to the number of PubCo Shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment that has the effect of preventing dilution is generally not taxable to U.S. Holders of SEDA Adjusted Warrants. However, the U.S. Holders of SEDA Adjusted Warrants would be treated as receiving a constructive distribution from PubCo if, for example, the adjustment increases the warrant holder’s proportionate interest in PubCo’s assets or earnings and profits (e.g., through an increase in the number of PubCo Shares that would be obtained upon exercise or through a decrease to the exercise price) as a result of a distribution of cash to the holders of PubCo Shares that is taxable to the U.S. Holders of such PubCo Shares as a distribution as described above under “— Taxation of Dividends and Other Distributions on PubCo Shares.” Such a constructive distribution to the U.S. Holders of the warrants would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from PubCo equal to the fair market value of the increase in the interest.

PFIC Considerations

Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be a PFIC for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value (a “Look-Through Subsidiary”), is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including such foreign corporation’s pro rata share of the assets of any Look-Through Subsidiary (and excluding the value of the shares held in such corporation), are held for the production of, or produce, passive income. Passive income generally includes dividends (excluding any dividends received from a Look-Through Subsidiary), interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and net gains from the disposition of passive assets.

PFIC Status of PubCo

Following the Merger, PubCo will be treated as the successor to SEDA for U.S. federal income tax purposes, and for the taxable year that includes the Business Combination and subsequent taxable years, the PFIC income and asset tests will be applied based on the assets and activities of the combined company. Based on the application of these rules to the taxable year that includes the Business Combination, the expected timing of the Business Combination, and the anticipated assets and income of the combined company, PubCo is not expected to be a PFIC for the Current Taxable Year. However, PFIC status is an annual factual determination that can be made only after the end of such taxable year. If the closing of the Business Combination were to occur later than expected, or if the actual income and assets of the combined company were to be significantly different than anticipated, the application of the PFIC rules to the taxable year of PubCo that includes the Business Combination could result in PubCo being a PFIC for the Current Taxable Year.

Although PubCo is not expected to be a PFIC for the taxable year subsequent to the Current Taxable Year or the foreseeable future, in the absence of certain elections described below, a determination that PubCo is a PFIC for any taxable year in which a U.S. Holder holds shares in such entity will generally continue to apply to such U.S. Holder for subsequent years in which the holder continues to hold shares in PubCo (or a successor entity), whether or not such entity continues to be a PFIC. Similarly, because PubCo will be treated as the successor to SEDA for U.S. federal income tax purposes following the Merger, if SEDA was a PFIC during the holding period of a U.S. Holder, any PubCo Shares received in exchange for SEDA Class A Shares in the Business Combination (or on the exercise of SEDA Adjusted Warrants exchanged for SEDA Public Warrants) may, in the absence of certain elections described below, be treated as stock of a PFIC, even if PubCo is not a PFIC for the Current Taxable Year or future taxable years. Because it is a blank check company with no active business, it is anticipated that SEDA was a PFIC for the taxable years ending on December 31, 2021, December 31, 2022, and December 31, 2023.

PubCo’s PFIC status for any taxable year is an annual factual determination that can be made only after the end of such taxable year and may depend in part on the value of its unbooked goodwill (which is generally determined in part by reference to the market price of the PubCo Shares from time to time, which could be volatile); accordingly, there can be no assurances regarding PubCo’s PFIC status for the Current Taxable Year or any future taxable year.

Application of PFIC Rules

If SEDA or PubCo is determined to be a PFIC for any taxable year (or portion thereof) that is included in a U.S. Holder’s holding period in PubCo securities (or, for purposes of any redemption of SEDA Class A Shares, in a redeeming U.S. Holder’s holding period in such shares), then such holder will generally be subject to special rules (the “Default PFIC Regime”) unless, in the case of ordinary shares, the U.S. Holder made (i) a timely and effective QEF election in respect of SEDA’s or PubCo’s (as the case may be) first taxable year as a PFIC in which the U.S. Holder held ordinary shares (whether SEDA Class A Shares or PubCo Shares) (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”), (ii) a QEF election along with a purging election, or (iii) a “mark-to-market” election, each as described below under “QEF Election, Mark-to-Market Election and Purging Election.” The Default PFIC Regime applies with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its SEDA or PubCo securities; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of its ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such ordinary shares).

Under the Default PFIC Regime:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for its PubCo securities;

●	the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the First PFIC Holding Year, will be taxed as ordinary income;

●	the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE EXCHANGE OR REDEMPTION OF SEDA CLASS A SHARES AND ON THE OWNERSHIP OR DISPOSITION OF PUBCO SECURITIES, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

QEF Election, Mark-to-Market Election and Purging Election

In general, a U.S. Holder may avoid the Default PFIC Regime with respect to its PubCo Shares (but not SEDA Adjusted Warrants) by making a timely and effective “qualified electing fund” election under Section 1295 of the Code (a “QEF Election”) with respect to such holder’s First PFIC Holding Year. A U.S. Holder that makes a QEF Election will include in income its pro rata share of PubCo’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which PubCo’s taxable year ends if PubCo is treated as a PFIC for that taxable year. A U.S. Holder generally can make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF Election rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF Election with respect to its SEDA Adjusted Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants) and SEDA or PubCo was a PFIC at any time during the U.S. Holder’s holding period of such warrants, any gain recognized will generally be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. If a U.S. Holder that exercises such warrants properly makes a QEF Election with respect to the newly acquired PubCo Shares, the QEF Election will apply to the newly acquired PubCo Shares (it is not clear how a previously made QEF Election that is in effect with respect to PubCo would apply to PubCo Shares subsequently acquired on the exercise of such warrants). Notwithstanding the foregoing, the adverse tax consequences relating to PFIC shares, adjusted to take into account current income inclusions resulting from the QEF Election, will generally continue to apply with respect to such newly acquired PubCo Shares (which will generally be deemed to have a holding period for purposes of the PFIC rules that includes all or a portion of the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election (discussed below).

The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF Election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a retroactive QEF Election under their particular circumstances.

In order to comply with the requirements of a QEF Election with respect to PubCo Shares, a U.S. Holder must receive a PFIC Annual Information Statement from PubCo. If PubCo determines that it is a PFIC for the Current Taxable Year, PubCo will endeavour to use commercially reasonable efforts to make available to U.S. Holders a PFIC Annual Information Statement with respect to the Current Taxable Year. However, there is no assurance that PubCo will have timely knowledge of its status as a PFIC in the future or that it will make available a PFIC Annual Information Statement. U.S. Holders should consult their tax advisors with respect to any QEF Election previously made with respect to SEDA Class A Shares.

If a U.S. Holder has made a QEF Election with respect to PubCo Shares, and the special tax and interest charge rules do not apply to such shares (because the QEF Election was made in the U.S. Holder’s First PFIC Holding Year or a purging election (discussed below) was made), any gain recognized on the sale of PubCo Shares will generally be taxable as capital gain and no interest charge will be imposed under the PFIC rules. As discussed above, U.S. Holders who make a QEF Election with respect to a PFIC are currently taxed on their pro rata shares of such PFIC’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should generally not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a PFIC with respect to which a QEF Election has been made will be increased by amounts that are included in taxable income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a PFIC with respect to which a QEF election has been made.

As noted above, a determination that SEDA or PubCo is a PFIC for a taxable year in which a U.S. Holder holds shares in such entity will generally continue to apply to such U.S. Holder for subsequent years in which the holder continues to hold shares in such entity (including a successor entity), whether or not such entity continues to be a PFIC. A U.S. Holder who makes the QEF Election for such holder’s First PFIC Holding Year, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the qualified electing fund inclusion regime with respect to such shares for any taxable year of PubCo that ends within or with a taxable year of the U.S. Holder and in which PubCo is not a PFIC. However, if the QEF Election is not effective for each of PubCo’s taxable years in which PubCo is a PFIC (and, if applicable, was not effective for each of SEDA’s taxable years in which SEDA was a PFIC) and the U.S. Holder holds (or is deemed to hold) PubCo Shares, the Default PFIC Regime discussed above will continue to apply to such shares unless the holder makes a purging election (discussed below), and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF Election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If a U.S. Holder makes (or has made) a valid mark-to-market election with respect to PubCo Shares (or, if applicable, SEDA Class A Shares) for such holder’s First PFIC Holding Year, such holder will generally not be subject to the Default PFIC Regime in respect to its PubCo Shares as long as such shares continue to be treated as marketable shares. Instead, the U.S. Holder will generally include as ordinary income for each year in its holding period that PubCo is treated as a PFIC the excess, if any, of the fair market value of its PubCo Shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its PubCo Shares over the fair market value of such shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its PubCo Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of such shares in a taxable year in which PubCo is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the Nasdaq. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of SEDA Class A Shares or PubCo Shares under their particular circumstances.

PubCo Shares treated as stock of a PFIC under the Default PFIC Regime (including PubCo Shares received in exchange for SEDA Class A Shares that were so treated at the time of the Business Combination) will continue to be treated as stock of a PFIC, including in taxable years in which PubCo ceases to be a PFIC, unless the applicable U.S. Holder makes a “purging election” with respect to such shares. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value on the last day of the last year in which SEDA or PubCo, as applicable, is treated as a PFIC, and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in such holder’s PubCo Shares. U.S. Holders should consult their tax advisors regarding the application of the purging elections rules to their particular circumstances.

If PubCo is a PFIC and, at any time, has an equity interest in any foreign entity that is classified as a PFIC, U.S. Holders would generally be deemed to own a proportionate amount (by value) of the shares of such lower-tier PFIC and generally could incur liability for the deferred tax and interest charge described above if PubCo receives a distribution from, or disposes of all or part of PubCo’s interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC, in each case, as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions. A mark-to-market election generally would not technically be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or market-to-market election is made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of PubCo securities should consult their own tax advisors concerning the application of the PFIC rules to PubCo securities under their particular circumstances.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION, OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Effects to U.S. Holders of Exercising Redemption Rights

Subject to the PFIC rules discussed above, the U.S. federal income tax consequences to a U.S. Holder of ordinary shares that exercises its redemption rights to receive cash in exchange for all or a portion of its ordinary shares will depend on whether the redemption qualifies as a sale of such shares redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code, as well as on whether such holder has made a timely QEF Election or mark-to-market election (each as discussed above).

The redemption of ordinary shares will generally qualify as a sale of the ordinary shares that are redeemed if such redemption (i) is “substantially disproportionate” with respect to the redeeming U.S. Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. Under these tests, which are explained more fully below, it is expected that a redeeming U.S. Holder will generally be treated as selling its ordinary shares with the U.S. federal income tax consequences generally described above under “— Taxation on the Disposition of PubCo Securities.”

For purposes of such tests, a U.S. Holder takes into account not only ordinary shares actually owned by such U.S. Holder, but also ordinary shares that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to ordinary shares owned directly, ordinary shares owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any ordinary shares such U.S. Holder has a right to acquire by exercise of an option, which would generally include shares which could be acquired pursuant to the exercise of the warrants.

The redemption of ordinary shares will be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of the respective entity’s outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80% of the percentage of the respective entity’s outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption. Prior to the Business Combination, the SEDA Class A Shares may not be treated as voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the ordinary shares actually or constructively owned by such U.S. Holder are redeemed or (ii) all of the ordinary shares actually owned by such U.S. Holder are redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of ordinary shares owned by certain family members and such U.S. Holder does not constructively own any other ordinary shares. The redemption of ordinary shares will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in the respective entity. Whether the redemption will result in a meaningful reduction in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the above tests is satisfied, a redemption will be treated as a distribution under Section 301 of the Code with respect to ordinary shares, and the tax effects will be as described for distributions on PubCo Shares under “—Taxation of Dividends and Other Distributions on PubCo Shares” above. After the application of those rules, any remaining tax basis a U.S. Holder has in the redeemed ordinary shares will be added to the adjusted tax basis in such holder’s remaining ordinary shares. If there are no remaining ordinary shares, a U.S. Holder should consult its tax advisors as to the allocation of any remaining basis.

Certain U.S. Holders may be subject to special reporting requirements with respect to a redemption of ordinary shares, and such holders should consult their tax advisors with respect to their reporting requirements.

ALL U.S. HOLDERS CONSIDERING EXERCISING REDEMPTION RIGHTS WITH RESPECT TO THEIR ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE POTENTIAL TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION.

Cayman Islands Tax Considerations

Payments of dividends and capital in respect of ordinary shares of SEDA will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of ordinary shares of SEDA, as the case may be, nor will gains derived from the disposal of ordinary shares of SEDA be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issuance of ordinary shares of SEDA or on an instrument of transfer in respect of any ordinary shares of SEDA.

German Tax Considerations

The following is a general summary of certain German tax considerations relating to the operations of cunova, JV GmbH and PP Holding, including distributions from JV GmbH and PP Holding to PubCo. The following does not address German tax considerations relating to the acquisition, ownership or disposal of PubCo Shares or SEDA Adjusted Warrants, which may be applicable to German tax resident holders of such securities. Potential investors should satisfy themselves prior to investing as to any such consequences applicable them under German tax law of the acquisition, ownership and disposal of PubCo Shares or SEDA Adjusted Warrants, as well as the consequences of the Business Combination, in their own particular circumstances by consulting their own tax advisors.

Taxation of cunova, JV GmbH and PP Holding

Cunova’s, JV GmbH’s and PP Holding’s respective taxable income, whether distributed or retained, is generally subject to corporate income tax (Körperschaftsteuer) at a uniform rate of 15% plus solidarity surcharge (Solidaritätszuschlag) of 5.5% thereon, resulting in a total corporate income tax liability of 15.825%.

Dividends (Gewinnanteile) and other distributions received by cunova, JV GmbH or PP Holding from domestic or foreign corporations are generally exempt from corporate income tax, inter alia, if cunova, JV GmbH or PP Holding, as the case may be, held at the beginning of the calendar year at least 10% of the registered share capital (Grundkapital or Stammkapital) of the distributing corporation which did not deduct the distributions from its own tax base. However, 5% of such revenue is treated as a non-deductible business expense and, as such, is subject to corporate income tax plus solidarity surcharge. The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the purpose of this rule. Participations in the share capital of other corporations which cunova, JV GmbH or PP Holding hold through a partnership, including co-entrepreneurships (Mitunternehmerschaften), are attributable to cunova, JV GmbH or PP Holding, as the case may be, only on a pro rata basis taking into account their respective entitlement to the profits of the relevant partnership. The same applies, in general and irrespective of the size of the shareholding, to profits earned by cunova, JV GmbH or PP Holding from the sale of shares in another domestic or foreign corporation. Losses incurred from the sale of such shares are not deductible for tax purposes.

In addition, cunova, JV GmbH and PP Holding are subject to trade tax (Gewerbesteuer) with respect to their respective taxable trade profit (Gewerbeertrag) from their permanent establishments in Germany (inländische gewerbesteuerliche Betriebstätten). Trade tax is generally based on the taxable income as determined for corporate income tax purposes taking into account, however, certain add-backs and deductions.

The trade tax rate depends on the local municipalities in which cunova, JV GmbH or PP Holding, as the case may be, maintain permanent establishments. Dividends received from other corporations and capital gains from the sale of shares in other corporations are treated in principle in the same manner for trade tax purposes as for corporate income tax purposes. However, dividends received from domestic and foreign corporations are effectively 95% exempt from trade tax only if cunova, JV GmbH or PP Holding, as the case may be, holds at least 15% of the registered share capital (Grundkapital or Stammkapital) or, in the case of foreign corporations, of the nominal capital (Nennkapital) of the distributing corporation at the beginning of the relevant tax assessment period.

Taxation of Distributions by cunova, JV GmbH or PP Holding

Dividends distributed by cunova JV GmbH or PP Holding to PubCo are generally subject to German withholding tax at a rate of 26.375% (25% corporate income tax plus 5.5% solidarity surcharge thereon).

A reduction of German withholding tax to a rate of 5%, or refunds of the respective portion of tax withheld by JV GmbH or PP Holding on dividend distributed to PubCo, may be possible under the double tax treaty with the U.K., subject to German anti-avoidance treaty shopping rules.

Dividends distributed by cunova to JV GmbH and by JV GmbH to PP Holding are subject to (creditable or refundable) German withholding tax at a rate of 26.375% (25% corporate income tax plus 5.5% solidarity surcharge thereon) and are generally exempt from corporate income tax and trade tax at the level of JV GmbH and PP Holding, respectively; however, 5% of such revenue is treated as non-deductible business expense and, as such, is subject to corporate income tax, plus solidarity surcharge thereon, and trade tax at the level of JV GmbH and PP Holding.

U.K. Tax Considerations

The following is a general summary of material U.K. tax considerations relating to the ownership and disposal of PubCo Shares and SEDA Adjusted Warrants (excluding any SEDA Adjusted Warrants that were prior to the Business Combination SEDA Private Warrants) as well as the consequences of the Business Combination. The comments set out below are based on current U.K. tax law as applied in England and Wales and HM Revenue & Customs, or HMRC, practice (which may not be binding on HMRC) as at the date of this summary, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and, save where expressly stated otherwise, apply only to absolute beneficial owners of PubCo Shares or SEDA Adjusted Warrants who are (i) individuals resident in the U.K. for U.K. tax purposes; (ii) companies resident in the U.K. for U.K. tax purposes ((i) and (ii) together referred to as “U.K. Holders”); (iii) individuals not resident in the U.K. for U.K. tax purposes who do not hold PubCo Shares or SEDA Adjusted Warrants for the purposes of a trade, profession, or vocation which they carry on in the U.K. through a branch or agency; or (iv) companies not resident in the U.K. for U.K. tax purposes which do not hold PubCo Shares or SEDA Adjusted Warrants for the purpose of a trade carried on in the U.K. through a permanent establishment in the U.K. ((iii) and (iv) together referred to as “non-U.K. Holders”).

This summary does not address all possible tax consequences relating to an investment in PubCo Shares or SEDA Adjusted Warrants. In particular, this summary does not address any tax consequences relating to SEDA Adjusted Warrants that were prior to the Business Combination SEDA Private Warrants and all references to SEDA Adjusted Warrants should be taken to exclude SEDA Adjusted Warrants that were prior to the Business Combination SEDA Private Warrants. Certain categories of holders, including those falling outside the category described above, those carrying on certain financial activities, those subject to specific tax regimes or benefitting from certain reliefs or exemptions, those connected with PubCo and those for whom the shares are employment-related securities may be subject to special rules and this summary does not apply to such holders and any general statements made in this disclosure do not take them into account.

This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances.

Potential investors should satisfy themselves prior to investing as to the overall tax consequences, including, specifically, the consequences under U.K. tax law and HMRC practice of the acquisition, ownership and disposal of PubCo Shares or SEDA Adjusted Warrants, as well as the consequences of the Business Combination, in their own particular circumstances by consulting their own tax advisors.

U.K. Taxation of Dividends

Withholding Tax

PubCo will not be required to withhold amounts on account of U.K. tax at source when paying a dividend in respect of PubCo Shares to a U.K. Holder or a non-U.K. Holder.

Individual U.K. Holders

An individual who is a U.K. Holder should not be subject to income tax on dividends received from PubCo if the total amount of dividend income received by them in the tax year (including any dividends from PubCo) does not exceed the dividend allowance (which is currently £500 for the 2024/25 income tax year) (the “Dividend Allowance”). Any dividend income in excess of the Dividend Allowance will be subject to income tax where it exceeds the personal allowance (currently £12,570 for the 2024/25 income tax year). In determining the income tax rate or rates applicable to such an individual U.K. Holder’s taxable income, dividend income is treated as the highest part of such individual’s income. Dividend income that falls within the Dividend Allowance will count towards the basic or higher rate limits (as applicable) which may affect the rate of tax due on any dividend income in excess of the Dividend Allowance.

To the extent that an individual U.K. Holder’s dividend income for the tax year exceeds the Dividend Allowance and, when treated as the highest part of such individual U.K. Holder’s income, falls above such individual U.K. Holder’s personal allowance but below the basic rate limit, such individual U.K. Holder will be subject to tax on that dividend income at the dividend basic rate of 8.75%. To the extent that such dividend income falls above the basic rate limit but below the higher rate limit, such individual U.K. Holder will be subject to tax on that dividend income at the dividend higher rate of 33.75%. To the extent that such dividend income falls above the higher rate limit, such individual U.K. Holder will be subject to tax on that dividend income at the dividend additional rate of 39.35%.

Corporate U.K. Holders

A corporate U.K. Holder within the charge to U.K. corporation tax will be subject to corporation tax on the gross amount of dividends received from PubCo unless the dividends fall within an exempt class and certain other conditions are met. Each corporate U.K. Holder’s position will depend on its own circumstances, and it should be noted that the exemptions are not comprehensive and are subject to anti-avoidance rules.

Non-U.K. Holders

Non-U.K. Holders who hold their PubCo Shares as an investment and not in connection with any trade carried on by them will not be subject to U.K. tax in respect of any dividends received from PubCo. There are certain exceptions from U.K. tax in respect of dividends on shares held in connection with a trade carried on in the U.K. for trades conducted in the U.K. through independent agents, such as some brokers and investment managers.

U.K. Taxation of Capital Gains

Effect of the Business Combination

The cancellation of SEDA Class A Shares and issuance of PubCo Shares to holders of SEDA Class A Shares pursuant to the Merger is expected to be treated as a disposal of SEDA Class A Shares for U.K. tax purposes.

Subject to the access of dissenter rights by SEDA Shareholders prior to the Merger (see below), for U.K. Holders it is intended that the cancellation of SEDA Class A Shares and issuance of PubCo Shares to holders of SEDA Class A Shares pursuant to the Merger is treated as a scheme of reconstruction for the purposes of U.K. taxation of chargeable gains (the “Scheme of Reconstruction”). If the Merger satisfies the conditions for a Scheme of Reconstruction, a U.K. Holder who does not hold more than 5% of SEDA Class A Shares immediately before the Merger is treated for U.K. taxation of chargeable gains purposes as exchanging their SEDA Class A Shares for their PubCo Shares without making any disposal of their SEDA Class A Shares or any acquisition of their PubCo Shares. Instead, the U.K. Holder’s SEDA Class A Shares (taken as a single asset) and PubCo Shares (taken as a single asset) would be treated as the same asset acquired as the SEDA Class A Shares were acquired. Any U.K. Holder who holds (either alone or together with persons connected with them) more than 5% of SEDA Class A Shares immediately before the Merger will only be eligible for Scheme of Reconstruction treatment if the Merger is effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is the avoidance of liability to tax on capital gains. Although it is considered that the Merger is for bona fide commercial reasons, namely for the purposes of completing the Business Combination, and not for tax avoidance purposes, such tax treatment cannot be confirmed without obtaining advance clearance from HMRC and no such clearance has been sought.

To the extent one or more holders of SEDA Class A Shares exercise their dissenter rights prior to the Merger (see sections entitled “Appraisal Rights and Dissenters’ Rights” and “Extraordinary General Meeting of SEDA — Appraisal Rights and Dissenters’ Rights”), it is expected that the cancellation of SEDA Class A Shares pursuant to the Merger would be treated for U.K. Holders as a disposal of SEDA Class A Shares in exchange for the PubCo Shares subject to the tax consequences described below in the section entitled Disposal of PubCo Shares or SEDA Adjusted Warrants. The market value of the PubCo shares issued pursuant to the Merger would be relevant for the purposes of computing any chargeable gain for U.K. taxation of chargeable gains purposes. It is not currently expected that dissenter rights will be exercised prior to the Merger.

The Warrants Adjustment is to be effected by way of an amendment and restatement to the Warrant Agreement to provide that, upon the Effective Time of the Merger, the SEDA Public Warrants will automatically become obligations of PubCo and PubCo will assume all rights, interests and obligations with respect to the SEDA Warrants under the Warrant Agreement. Although as a legal matter the Warrants Adjustment does not involve a disposal of the SEDA Public Warrant but rather a change of its terms, the Warrants Adjustment may be treated for U.K. Holders as a disposal of SEDA Public Warrants in exchange for SEDA Adjusted Warrants subject to the tax consequences described below in the section entitled Disposal of PubCo Shares or SEDA Adjusted Warrants.

An individual who is a non-U.K. Holder will generally not be liable to U.K. capital gains tax on capital gains (if any) realized on the cancellation of their SEDA Class A Shares pursuant to the Merger and/or the Warrants Adjustment. An individual non-U.K. Holder who is only temporarily a non-U.K. resident for U.K. tax purposes may, in certain circumstances, become liable to U.K. tax on capital gains in respect of gains realized (if any) while they were not resident in the U.K.

A company that is a non-U.K. Holder will generally not be liable for U.K. corporation tax on chargeable gains realized (if any) on the cancellation of their SEDA Class A Shares pursuant to the Merger and/or the Warrants Adjustment.

Disposal of PubCo Shares or SEDA Adjusted Warrants

An individual who is a U.K. Holder may, on a disposal or deemed disposal (including, in certain circumstances, a redemption of PubCo Shares in connection with the Business Combination) of PubCo Shares or SEDA Adjusted Warrants, depending on such U.K. Holder’s specific circumstances and subject to any available exemption or relief (such as the annual exempt amount, being £3,000 for the 2024/25 income tax year), give rise to a chargeable gain or allowable loss for the purposes of U.K. capital gains tax. For the 2024/25 income tax year, the applicable tax rates for individual U.K. Holders realizing a gain on the disposal of PubCo Shares or SEDA Adjusted Warrants is 10% for basic rate taxpayers and 20% for higher and additional rate taxpayers.

A corporate U.K. Holder may, on a disposal or deemed disposal of PubCo Shares or SEDA Adjusted Warrants, depending on such U.K. Holder’s specific circumstances and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss for the purposes of U.K. corporation tax. For corporate U.K. Holders, any chargeable gain on the disposal of PubCo Shares or SEDA Adjusted Warrants will, generally, be subject to U.K. corporation tax at a rate of 25% for the financial year beginning on 1 April 2023 for companies with profits over £250,000.

An individual who is a non-U.K. Holder will generally not be liable to U.K. capital gains tax on capital gains realized on the disposal of their PubCo Shares or SEDA Adjusted Warrants. An individual non-U.K. Holder who is only temporarily a non-U.K. resident for U.K. tax purposes will, in certain circumstances, become liable to U.K. tax on capital gains in respect of gains realized while he or she was not resident in the U.K.

A company that is a non-U.K. Holder will generally not be liable for U.K. corporation tax on chargeable gains realized on the disposal of its PubCo Shares or SEDA Adjusted Warrants.

Acquisition of PubCo Shares on exercise of SEDA Adjusted Warrants

The exercise of the SEDA Adjusted Warrants is unlikely to be treated for the purposes of U.K. taxation of chargeable gains as a disposal of SEDA Adjusted Warrants. Instead, the grant and exercise of SEDA Adjusted Warrants is likely to be treated as a single transaction for U.K. Holders, and the cost of acquiring SEDA Adjusted Warrants is likely to be treated as part of the cost of acquiring PubCo Shares which are transferred upon the exercise of such SEDA Adjusted Warrants.

An individual who is a non-U.K. Holder will generally not be liable to U.K. capital gains tax on capital gains (if any) realized on the exercise of SEDA Adjusted Warrants. An individual non-U.K. Holder who is only temporarily a non-U.K. resident for U.K. tax purposes may, in certain circumstances, become liable to U.K. tax on capital gains in respect of gains realized (if any) while they were not resident in the U.K.

A company that is a non-U.K. Holder will generally not be liable for U.K. corporation tax on chargeable gains realized (if any) on the exercise of SEDA Adjusted Warrants.

Holding of SEDA Adjusted Warrants by corporate holders

For corporate U.K. Holders of SEDA Adjusted Warrants, or corporate non-UK Holders who are not so resident but carry on business in the U.K. through a branch, agency or permanent establishment with which their investment in PubCo is connected, the tax treatment of their holding of SEDA Adjusted Warrants depends on whether such SEDA Adjusted Warrants are “derivative contracts” as defined in Part 7 of the Corporation Tax Act 2009 (“CTA 2009”). The general rule is that profits arising to a company from its derivative contracts are chargeable to corporation tax as income in accordance with the provisions of Part 7 of CTA 2009 and that computation of such profits follows the PubCo’s GAAP compliant accounts. As the underlying subject matter of the SEDA Adjusted Warrants is PubCo Shares and SEDA Adjusted Warrants are listed on a “recognized stock exchange” (as defined in section 1127 of the Corporation Tax Act 2010), the derivative contract rules as provided for in Part 7 of the CTA 2009 are not expected to apply to SEDA Adjusted Warrants. Instead, the taxation of SEDA Adjusted Warrants for such corporate U.K. Holders of SEDA Adjusted Warrants is likely to follow the taxation of chargeable gains regime noted above for individual U.K. Holders.

Inheritance Tax

PubCo Shares and SEDA Adjusted Warrants will be assets situated in the U.K. for the purposes of U.K. inheritance tax. A gift of such assets by, or the death of an individual U.K. Holder may (subject to certain exemptions and reliefs) give rise to a liability to U.K. inheritance tax even if such U.K. Holder is neither domiciled in the U.K. nor deemed to be domiciled in the U.K. under certain rules relating to long residence or previous domicile. For U.K. inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifs where the donor reserves or retains some benefit. Following the Spring Budget of 2024, the U.K. government announced proposals to reform the U.K.’s inheritance tax regime, transitioning it from domicile-based to residence-based. These proposals are intended to take effect from 6 April 2025 and may bring additional U.K. holders within the scope of the U.Ks inheritance tax net.

Special rules apply to close companies and to trustees of settlements who hold PubCo Shares or SEDA Adjusted Warrants which may bring them within the charge to U.K. inheritance tax.

Stamp Duty and Stamp Duty Reserve Tax

The stamp duty and stamp duty reserve tax (“SDRT”) treatment of the issue and transfer of, and the agreement to transfer, PubCo Shares or SEDA Adjusted Warrants outside a depositary receipt system or a clearance service are discussed in the paragraphs under “General” below. The stamp duty and SDRT treatment of such transactions into and within such systems are discussed in the paragraphs under “Depositary Receipt Systems and Clearance Services” below. The discussion under the headings below applies to transactions undertaken by any holder of PubCo Shares or SEDA Adjusted Warrants (as the case may be), irrespective of their residence or domicile.

Effect of the Business Combination on SEDA Class A Shares and SEDA Public Warrants

The cancellation of SEDA Class A Shares pursuant to the Merger will not give rise to stamp duty or SDRT payable by holders of SEDA Class A Shares.

It is not expected that the Warrant Adjustment is not expected to give rise to a stamp duty or SDRT charge on the basis that (i) if for stamp duty or SDRT purposes, the Warrant Adjustment is treated as a new issuance of SEDA Adjusted Warrants to the holders of the SEDA Public Warrants, such issuance would be outside the scope of stamp duty and SDRT; or (ii) if the Warrant Adjustment is treated as an adjustment of the terms of the SEDA Public Warrants, there would be no issuance or transfer to which a stamp duty and SDRT charge would apply. However, SEDA may choose to seek a non-statutory, pre-transaction clearance from HMRC to confirm that no stamp duty or SDRT arises on receipt of SEDA Adjusted Warrants by holders of SEDA Public Warrants pursuant to the Warrants Adjustment. However, there can be no assurances nor any guarantees that such non-statutory, pre-transaction clearance from HMRC will be obtained. See below for further information.

General

No stamp duty, or SDRT, will arise on the issue of PubCo Shares in registered form by PubCo (including on exercise of SEDA Adjusted Warrants).

An agreement to transfer PubCo Shares or SEDA Adjusted Warrants will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer (or, in certain circumstances and if it is higher, the market value of PubCo Shares to be transferred in accordance with the relevant agreement). SDRT is, in general, payable by the purchaser.

Instruments transferring PubCo Shares or SEDA Adjusted Warrants will generally be subject to stamp duty at the rate of 0.5% of the consideration (or, in certain circumstances and if it is higher, the market value of PubCo Shares transferred by way of the relevant instrument) given for the transfer (rounded up to the next £5). The purchaser normally pays the stamp duty.

If a duly stamped transfer completing an agreement to transfer is produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the agreement becomes unconditional) any SDRT already paid is generally repayable, normally with interest, and any SDRT charge yet to be paid is cancelled.

Depositary Receipt Systems and Clearance Services

No stamp duty, or SDRT, will arise on the issue of PubCo Shares or SEDA Adjusted Warrants (i) to, or to a nominee or an agent for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or an agent for, a person whose business is or includes issuing depositary receipts.

Where PubCo Shares or SEDA Adjusted Warrants are transferred (i) to, or to a nominee or an agent for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or an agent for, a person whose business is or includes issuing depositary receipts, SDRT or stamp duty will be payable unless an exemption applies. If stamp duty or SDRT is payable, it is generally charged at the higher rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of the shares. Relevant exemptions include those relating to capital-raising arrangements or qualifying listing arrangements. The application of such exemptions is fact-specific, and so holders of PubCo Shares or SEDA Adjusted Warrants should accordingly seek their own advice before paying or accepting such a charge.

SEDA may choose to seek a non-statutory, pre-transaction clearance from HMRC to confirm that no stamp duty or SDRT will be chargeable in respect of the issue of PubCo Shares (including on exercise of SEDA Adjusted Warrants) or SEDA Adjusted Warrants to a person whose business includes (i) the provision of clearance services or their nominee or agent, or (ii) issuing depositary receipts or their nominee or an agent, or the subsequent transfer of PubCo Shares or SEDA Adjusted Warrants between persons referred to in (i) and (ii) above, in each case in the context of the transactions contemplated as part of the Business Combination. However, there can be no assurance nor any guarantees that such non-statutory, pre-transaction clearance from HMRC will be obtained.

Except in relation to transfers or agreements to transfer within clearance services that have made an election under Section 97A(1) of the Finance Act of 1986, no stamp duty or SDRT is payable in respect of transfers or agreements to transfer within clearance services or depositary receipt systems. Accordingly, no stamp duty or SDRT should, in practice, be required to be paid in respect of transfers or agreements to transfer PubCo Shares or SEDA Adjusted Warrants within the facilities of The Depository Trust Company, or DTC.

Any liability for stamp duty or SDRT in respect of any transfer into a clearance service or depositary receipt system, or in respect of a transfer within any clearance service or depositary receipt system, which does arise will strictly be accountable by the clearance service or depositary receipt system operator or their nominee, as the case may be, but will, in practice, be payable by the participants in the clearance service or depositary receipt system.

UNAUDITED HISTORICAL COMPARATIVE AND PRO FORMA COMBINED PER SHARE DATA OF SEDA,
CUNOVA CORE BUSINESS AND KME AEROSPACE

The following table sets forth the per share data for SEDA, cunova Core Business and Aerospace Business on a stand-alone basis and the unaudited pro forma condensed combined per share data as of and for the 12 months ended December 31, 2023, after giving effect to the Transactions, (1) (i) assuming SEDA will use commercially reasonable efforts to ensure that the available cash, including the aggregate amount of cash available in the Trust Account as of Closing after taking into account all public shareholder redemptions, plus any proceeds from PIPE Investments* following the Merger Effective Time is $175 million and KME will not provide any Additional Funding (2) (i) assuming that no additional shareholders of SEDA will exercise their right to redeem their SEDA ordinary shares; and (2) (ii) assuming that shareholders of SEDA will elect to redeem a total of 9,177,993 ordinary shares which is all of the SEDA Public Shares that could be redeemed in connection with the Transactions, except the shares held by the two A-Anchor Investors, who have agreed not to redeem their respective SEDA Class A ordinary shares, pursuant to the terms of the Anchor Support Agreement each A-Anchor Investor executed in connection with the execution of the Business Combination Agreement, provided that SEDA shall not redeem SEDA Class A Shares in an amount that would cause SEDA’s net tangible assets to be less than $5,000,001 following such redemptions, with respect to the unaudited pro forma condensed combined per share information as of and for the 12 months ended December 31, 2023. (1) (ii) For the case that SEDA cannot ensure that the available cash, including the aggregate amount of cash available in the Trust Account as of Closing after taking into account all public shareholder redemptions, plus any proceeds from PIPE Investments following the Merger Effective Time is $175 million, it is assumed that KME will provide the maximum amount of Additional Funding of $35 million in the form of an equity investment (assuming the Available Cash at the time of closing can meet the minimum amount requirement) and in exchange for such payment will receive 3.5 million additional PubCo Shares (2) (iii) assuming that minimal shareholders of SEDA will exercise their right to redeem their SEDA ordinary shares to the extent that SEDA will still retain $140 million in the Trust Account after the consideration of all redemptions to meet the minimum Available Cash requirement of $140 million; and (2) (iv) assuming that shareholders of SEDA will elect to redeem a total of 9,177,993 ordinary shares which is all of the SEDA Public Shares that could be redeemed in connection with the Transactions, except the shares held by the two A-Anchor Investors, who have agreed not to redeem their respective SEDA Class A ordinary shares, pursuant to the terms of the Anchor Support Agreement each A-Anchor Investor executed in connection with the execution of the Business Combination Agreement, provided that SEDA shall not redeem SEDA Class A Shares in an amount that would cause SEDA’s net tangible assets to be less than $5,000,001 following such redemptions, with respect to the unaudited pro forma condensed combined per share information as of and for the 12 months ended December 31, 2023.

The information in the following table should be read in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of SEDA, cunova Core Business and Aerospace Business and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

*

As of the date of this proxy statement/prospectus, no amounts have been committed under the PIPE Investment. The assumption is solely for illustrating the share ownership purposes and is meant to reflect the parties’ intentions to work to obtain PIPE Investments in the amount presented in the unaudited pro forma condensed combined financial information prior to Closing.

The unaudited pro forma condensed combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma condensed combined book value per share information below does not purport to represent what the value of SEDA, cunova Core Business and Aerospace Business would have been had the companies been combined during the periods presented.

	As of and for the Year Ended December 31, 2023
				Pro Forma Combined
				KME is not required to provide any Additional Funding		KME provides $35m Additional Funding
Euros in thousands, except of share and per share data	SEDA (1) (Historical)	cunova Core Business (2) (Historical)	KME Aerospace Business(2) (Historical)	Scenario 1 Assuming No Additional Redemptions	Scenario 2 Assuming Maximum Redemptions	Scenario 3 Assuming Minimal Additional Redemptions to meet the $140m minimal cash requirement	Scenario 4 Assuming Maximum Redemptions into Cash
Numerator
Net profit (loss)	3,557	(12,138)	10,593	(104,521)	(99,236)	(105,606)	(101,453)
Shareholder's equity (deficit)	(7,438)	10,918	(4,538)	343,051	343,051	343,556	343,556
Denominator
Weighted average shares outstanding basic and diluted	23,836,047	N/A	N/A	44,771,135	44,708,520	44,681,230	44,708,520
Net profit (loss) per share basic and diluted	0.15	N/A	N/A	(2.33)	(2.22)	(2.36)	(2.27)
Shareholders’ equity (deficit) per share basic and diluted	(0.31)	N/A	N/A	7.66	7.67	7.69	7.68

(1)	Net profit of SEDA has been converted to an average USD/EUR exchange rate of 0.9248 for the year ended December 31, 2023. Shareholders’ equity has been converted to a USD/EUR exchange rate of 0.9050 as of December 31, 2023.
(2)	cunova Core Business does not have shares outstanding, as the combined entities of cunova Core Business have not formed a statutory group and, as such, the cunova Core Business has no historical capital structure and the per share information does not apply to cunova Core Business. Same applies to KME Aerospace Business.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

Introduction

The following unaudited pro forma condensed combined financial information is based on cunova Core Business’ historical combined financial statements and Aerospace Business historical combined financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”) and SEDA’s historical financial statements and gives effect to all of the Transactions contemplated by the Business Combination Agreement including the PIPE Financing (together, the “Transactions”). SEDA historically prepared its financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) with the U.S. dollar as its reporting currency. The unaudited pro forma condensed combined financial information gives effect to adjustments required to convert SEDA’s historical financial information to IFRS and its reporting currency to Euros.

The following unaudited pro forma condensed combined statement of financial position as of December 31, 2023 combines the audited historical balance sheet of SEDA as of December 31, 2023 with the audited historical combined statement of financial position of cunova Core Business and the audited historical carve-out statement of financial position of Aerospace Business as of December 31, 2023, giving effect to the Transactions as if they had occurred on December 31, 2023. The following unaudited pro forma condensed combined statement of comprehensive income or loss for the year ended December 31, 2023 combines the audited historical combined statement of comprehensive profit or loss of cunova Core Business for the year ended December 31, 2023, the audited historical carve-out statement of comprehensive income of Aerospace Business for the year ended December 31, 2023 and the audited historical statement of operations of SEDA for the year ended December 31, 2023, giving effect to the Transactions as if they had occurred on January 1, 2023.

This unaudited pro forma information has been presented for informational purposes only and is not necessarily indicative of what PubCo’s actual financial position or results of profit or loss would have been had the Transactions been completed as of the dates indicated. In addition, the unaudited pro forma information does not purport to project the future financial position or operating results of PubCo. The unaudited pro forma adjustments are based on information currently available. The assumptions and estimates underlying the unaudited pro forma adjustments are described in the notes to the accompanying unaudited pro forma condensed combined financial information. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information. Management of cunova Core Business, Aerospace Business and SEDA has made significant estimates and assumptions in the determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information has been derived from and should be read together with:

●	The audited combined financial statements and related notes of cunova Core Business as of and for the financial year ended December 31, 2023 prepared based on IFRS and included in this proxy statement/prospectus,

●	The audited carve-out financial statements and related notes of Aerospace Business as of December 31, 2023 and for the financial year ended December 31, 2023, prepared based on IFRS and included in this proxy statement/prospectus,

●	The audited financial statements and related notes of SEDA as of and for the year ended December 31, 2023 prepared in accordance with U.S. GAAP and included in this proxy statement/prospectus,

●	The sections entitled “the Business Combination Proposal,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of cunova,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the KME Aerospace Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SEDA,” and

●	other financial information relating to cunova Core Business, Aerospace Business and SEDA included elsewhere in this proxy statement/prospectus.

Description of the Transactions

Pursuant to the Business Combination Agreement, SEDA shall merge with and into PubCo’s wholly owned subsidiary Merger Sub (the “SPAC Merger”). The separate existence of SEDA shall cease and Merger Sub shall continue as the surviving entity of the SPAC Merger and a wholly owned subsidiary of PubCo. In connection with the SPAC Merger, each SEDA Class B Share will be converted into SEDA Class A Shares with the conversion ratio of 0.893 agreed in the Business Combination Agreement and Sponsor and Anchor Support Agreements and each SEDA Class A Shares will be exchanged for 1.119375 PubCo Share, agreed in the Business Combination Agreement, which was calculated with the expected cash amount in the trust account as of June 30, 2024. Holders of original Class A ordinary shares (not including those converted from SEDA Class B Shares) have the right to redeem all or a portion of their Class A ordinary shares and not exchange their Class A ordinary shares for PubCo Shares. Pursuant to an amendment and restatement to the Warrant Agreement (the “Warrant Adjustment”), each SEDA Public Warrant and Private Warrant will be adjusted to become a SEDA Adjusted Warrant which will automatically entitle the holder to purchase one whole PubCo Share at a price of $11.50 per PubCo Share. The SEDA Adjusted Warrants will also automatically become obligations of PubCo and PubCo will assume all rights, interests and obligations with respect to the SEDA Warrants under the Warrant Agreement. The one-to-one conversion or exchange of SEDA Adjusted Warrants for PubCo Shares is subject to warrant holder (excluding Sponsor and two A-Anchor Investors) approval at Closing.

Concurrent with the Merger, PIPE Investors will invest in          PubCo pursuant to PIPE Subscription Agreements (“PIPE Investment”) to subscribe for and purchase          PubCo Shares in connection with the closing of the Business Combination. For the aggregate number of PubCo shares PIPE Investors will hold post consummation of the Business Combination, see below illustrative redemption scenarios. As of the date of this proxy statement/prospectus, no amounts have been committed under the PIPE Investment.

Pursuant to the Business Combination Agreement, immediately after giving effect to the SPAC Merger and the closing of any financing including PIPE Investment, the Business Combination will then occur, whereby PubCo will acquire 100% of the outstanding ordinary shares of JV GmbH (the direct sole parent of cunova Core Business). Paragon, who currently holds 55% of the ordinary shares in JV GmbH through PP Holding, agreed to transfer to PubCo all of its equity interest in PP Holding and a shareholder loan to PP Holding dated January 27, 2022 with principal amounting to €33 million and interest accrued as of Closing (“Paragon PP Holding SHL”), in exchange for an aggregate of cash consideration of $135 million and a vendor loan of $61 million (“Paragon Vendor Loan”), which are subject to changes between the amount of cash consideration and the amount of vendor loan if the available cash plus additional funding from KME as of Closing exceeds $175 million. KME, who currently holds 45% of the ordinary shares in JV GmbH, will contribute to PubCo all of its equity interest in JV GmbH and the shareholder loan to JV GmbH dated January 31, 2022 with principal amounting to €32 million and interest accrued as of Closing (“KME JV GmbH SHL”), and KME will cause KME Germany GmbH (“KME Germany”), KME Mansfeld GmbH (“KME Mansfeld”) and KME America Inc. (“KME America” and, together with KME Germany and KME Mansfeld, the “Aerospace Business Sellers”) to transfer the Aerospace Business according to the Aerospace Business Transfer Agreement to cunova GmbH, a wholly owned subsidiary of JV GmbH and the major operating entity of cunova Core Business, in exchange for PubCo Shares and $20 million in cash. If the available cash at Closing is less than $175 million and SEDA has substantially complied with all the covenants, including the $140 million minimum available cash closing condition, KME will make or cause to be made an additional financing to PubCo in an amount equal to the Shortfall and / or elect to reduce the amount of the cash consideration to not less than zero (“Additional Funding”). The number of PubCo Shares KME will eventually receive varies from 23,364,920 to 26,864,920, in case of the minimum Available Cash closing condition of $140,000,000 is fulfilled by SEDA only through equity financing/funding, and is depending on how much Additional Funding KME will provide to PubCo at Closing to the extent such payment by KME is in the form of an equity investment. At KME’s sole discretion, KME may elect to provide the Additional Funding by debt, equity, or a combination thereof.

In accordance with the Business Combination Agreement, SEDA, PubCo, Merger Sub, Magnet JV GmbH and KME shall each use reasonable best efforts to cause the PubCo Shares and SEDA Adjusted Warrants to be approved for listing on NYSE, subject to official notice of issuance, as promptly as practicable after the Closing Date of the Business Combination.

For more information about the Transactions, please see the section entitled “The Business Combination Proposals.” A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

Accounting for the Transactions

The Transactions are comprised of a series of transactions pursuant to the Business Combination Agreement, as described elsewhere in this proxy statement/prospectus. For accounting purposes, the Transactions effectuated three main steps:

(i)	The acquisition of cunova’s Core Business and KME Aerospace Business through the Contribution and Sale by Paragon and KME to PubCo will be treated as a business acquisition under IFRS 3 with PubCo determined to be the legal and accounting acquirer. Accordingly, the net assets of cunova’s Core Business and KME Aerospace Business will be stated at fair value within the unaudited pro forma condensed combined financial information. This determination was primarily based on:

●	PubCo being a substantive entity, as PubCo is newly established as a vehicle of KME to effect the Business Combination, through which KME will obtain control in the combined entities at the Closing of the Business Combination;

●	PubCo is considered as a vehicle of KME, since (i) KME as the majority equity holders of PubCo upon the closing of the Transactions will hold a relative majority of the voting power of the Post-Combination Company; (ii) KME will have the authority to appoint a majority of directors on the Board of Directors of PubCo; (iii) KME will pay a premium to obtain the majority equity holding in PubCo by transferring its KME Aerospace Business to cunova GmbH, in addition to exchanging its 45% shares in JV GmbH, who is the direct and sole shareholder of cunova GmbH to exchange PubCo’s shares; (iv) KME is significantly larger in terms of assets, revenues and profit than cunova Core Business and KME Aerospace Business combined; (v) KME is the party who approached SEDA and initiated the entire Transactions and

●	PubCo is the entity who will transfer cash and incur liabilities, as well as issue equity to effect the Business Combination.

Goodwill, other intangible assets and fair value step up or step down of the existing assets and liabilities of cunova Core Business and KME Aerospace Business will be recorded by PubCo in connection with the acquisition.

(ii)	The merger of PubCo, Merger Sub and SEDA, which is not within the scope of IFRS 3, since SEDA does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. Any excess of the fair value of PubCo Shares issued to SEDA shareholders over the fair value of SEDA’s identifiable net assets acquired represents compensation for services and is expensed as incurred. For purposes of the unaudited pro forma condensed combined financial information, it is assumed that the fair value of each individual PubCo Share issued to SEDA shareholders is equal to the fair value of each individual SEDA Public Share measured with the stock price of SEDA ($11.07 per share) at June 10, 2024, using USD to EUR exchange rate of 0.9297 on June 10, 2024 and taking into consideration the conversion ratio from SEDA Public Share to PubCo Share. Ultimately, the expense recognized in accordance with IFRS 2 will be based on the difference between the fair value of the PubCo Shares issued to SEDA shareholders and the fair value of SEDA’s identifiable net assets at consummation, and may differ materially based on the fluctuation in the share price of SEDA’s shares, due to, among other things, developments occurring prior to the date of the consummation of the Business Combination.

(iii)	The Subscription Agreements related to the PIPE Investment, which were executed immediately prior to the Business Combination closing date, will result in the issuance of PubCo ordinary shares, leading to an increase in subscribed capital and capital reserves. As of the date of this proxy statement/prospectus, no amounts have been committed under the PIPE Investment.

In addition, cunova Core Business has been determined to be the predecessor of the Post-Combination Company. Accordingly, for accounting purposes, the financial statements of the Post-Combination Company will represent a continuation of the financial statements of cunova Core Business.

Pro Forma Condensed Combined Statement of Financial Position as of December 31, 2023 (Unaudited)

								KME is not required to provide any Additional Funding						KME provides $35m Additional Funding
	December 31, 2023							Scenario 1 Assuming No Additional Redemptions			Scenario 2 Assuming Maximum Redemptions			December 31, 2023		Scenario 3 Assuming Minimal Additional Redemptions to meet the $140m minimal cash requirement			Scenario 4 Assuming Maximum Redemptions into Cash
Euros in thousands	cunova Core Business Historical (IFRS)	KME Aerospace Business Historical (IFRS)	Note	Transaction Accounting Adjustments for cunova core business and KME Aerospace Business acquisition (IFRS)(A)	Note	Adjusted Cunova core business (IFRS)	SEDA Historical (after IFRS adjustments and alignment reclassifications) (IFRS) (Note 4)	Transaction Accounting Adjustments	Note	Pro Forma Combined	Additional Transaction Accounting Adjustments on top of Scenario 1	Note	Pro Forma Combined	Additonal Transaction Accounting Adjustments for cunova core business and KME Aerospace Business acquisition (IFRS)(A)	Note	Transaction Accounting Adjustments	Note	Pro Forma Combined	Additional Transaction Accounting Adjustments on top of Scenario 3	Note	Pro Forma Combined
	a	b		c		d=a+b+c	e	f		g1=d+e+f	h		g2=g1+h	i		j		g3=d+e+i+j	k		g4=g3+k
Assets
Intangible assets, net and Goodwill	206,218	—		324,741	A	530,959	—	—		530,959	—		530,959	(360)	A	—		530,599	—		530,599
Property, plant and equipment, net	87,079	—		18,149	A	105,228	—	—		105,228	—		105,228	—		—		105,228	—		105,228
Equity method investments	1,772	—		16	A	1,788	—	—		1,788	—		1,788	—		—		1,788	—		1,788
Other non current assets	132	—		—		132	—	—		132	—		132	—		—		132	—		132
Deferred tax assets	1,021	23		—		1,044	—	—		1,044	—		1,044	—		—		1,044	—		1,044
Investments and cash held in trust account	—	—		—		—	128,570	4,110	C1	—	—		—	—		4,110	C1	—	—		—
								(132,680)	C2					—		(132,680)	C2
Non current assets	296,221	23		342,905		639,150	128,570	(128,570)		639,150	—		639,150	(360)		(128,570)		638,790	—		638,790
Inventories, net	132,017	—		28,157	A	160,174	—	—		160,174	—		160,174	—		—		160,174	—		160,174
Trade receivables, net	37,205	2,343		—		39,548	—	—		39,548	—		39,548	—		—		39,548	—		39,548
Current financial assets	2,252	144		—		2,396	—	—		2,396	—		2,396	—		—		2,396	—		2,396
Current tax assets	47	—		—		47	—	—		47	—		47	—		—		47	—		47
Other receivables and current assets	3,268	—		—		3,268	85	—		3,353	—		3,353	—		—		3,353	—		3,353
Cash and cash equivalents	18,732	—		(144,104)	A	(125,372)	330	25,691	B	15,535	92,407	B	15,535	32,540	A	132,680	C2	16,401	86,423	B	16,401
								132,680	C2		(92,407)	D				(5,983)	D		(86,423)	D
								(16,289)	H							(16,289)	H
								305	I1							305	I1
								(1,810)	I2							(1,810)	I2
Assets held for sale	1,393	—		—		1,393	—	—		1,393	—		1,393	—		—		1,393	—		1,393
Total current assets	194,914	2,487		(115,946)		81,455	415	140,577		222,447	—		222,447	32,540		108,903		223,313	—		223,313
Total assets	491,135	2,510		226,959		720,604	128,985	12,007		861,597	—		861,597	32,180		(19,667)		862,102	—		862,102
Equity
Subscribed capital	—	—		2	A	2	—	0.3	B	4	1	B	4	0.3	A	1	D	4	1	B	4
								1	D		(1)	D				0.3	E		(1)	D
								0.3	E							0.001	I2
								0.001	I2							0.002	J
								0.002	J
Class B ordinary shares	—	—		—		—	0.5	(0.5)	E	—	—		—	—		(0.5)	E	—	—		—

								KME is not required to provide any Additional Funding						KME provides $35m Additional Funding
	December 31, 2023							Scenario 1 Assuming No Additional Redemptions			Scenario 2 Assuming Maximum Redemptions			December 31, 2023		Scenario 3 Assuming Minimal Additional Redemptions to meet the $140m minimal cash requirement			Scenario 4 Assuming Maximum Redemptions into Cash
Euros in thousands	cunova Core Business Historical (IFRS)	KME Aerospace Business Historical (IFRS)	Note	Transaction Accounting Adjustments for cunova core business and KME Aerospace Business acquisition (IFRS)(A)	Note	Adjusted Cunova core business (IFRS)	SEDA Historical (after IFRS adjustments and alignment reclassifications) (IFRS) (Note 4)	Transaction Accounting Adjustments	Note	Pro Forma Combined	Additional Transaction Accounting Adjustments on top of Scenario 1	Note	Pro Forma Combined	Additonal Transaction Accounting Adjustments for cunova core business and KME Aerospace Business acquisition (IFRS)(A)	Note	Transaction Accounting Adjustments	Note	Pro Forma Combined	Additional Transaction Accounting Adjustments on top of Scenario 3	Note	Pro Forma Combined
	a	b		c		d=a+b+c	e	f		g1=d+e+f	h		g2=g1+h	i		j		g3=d+e+i+j	k		g4=g3+k
Capital reserves	—	—		214,820	A	214,820	3,826	25,691	B	411,225	92,406	B	405,940	32,179	A	110,506	D	411,708	86,423	B	407,554
								117,598	D		(92,406)	D				0.1	E		(86,423)	D
								0.1	E		(5,285)	G				54,581	G		(4,153)	G
								54,604	G							(4,434)	H
								(5,543)	H							(0)	I2
								(0)	I2							230	J
								230	J
(Accumulated Deficit) / Retained earnings	—	13,966		(13,966)	A	—	(11,264)	2,821	C1	—	—		—	—		2,821	C1	—	—		—
								10,880	D							11,989	D
								(2,592)	F							(2,592)	F
								(385)	H							(1,493)	H
								807	I1							807	I1
								(38)	I2							(38)	I2
								(230)	J							(230)	J
Net investment attributable to the KME Group	—	(18,543)	1)	18,543	A	—	—	—		—	—		—	—		—		—	—		—
Net investment attributable to the shareholders of PP S&C Holding GmbH	8,957	—		(8,957)	A	—	—	—		—	—		—	—		—		—	—		—
Loss for the period	—	—		—		—	—	(54,604)	G	(68,178)	5,285	G	(62,893)	—		(54,581)	G	(68,155)	4,153	G	(64,002)
								(13,575)	H							(13,575)	H
Other comprehensive income	1,961	39		(2,000)	A	—	—	—		—	—		—	—		—		—	—		—
Equity attributable to owners of the company	10,918	(4,538)		208,442		214,822	(7,438)	135,666		343,051	—		343,051	32,180		103,992		343,556	—		343,556
Non controlling interest	10,789	—		(9,225)	A	1,564	—	—		1,564	—		1,564	—		—		1,564	—		1,564
Total equity	21,707	(4,538)		199,217		216,386	(7,438)	135,666		344,615	—		344,615	32,180		103,992		345,120	—		345,120
Liabilities
Class A ordinary shares subject to possible redemption	—	—		—		—	128,479	(128,479)	D	—	—		—	—		(128,479)	D	—	—		—
Warrant liability	—	—		—		—	516	2,592	F	3,253	—		3,253	—		2,592	F	3,253	—		3,253
								146	I1					—		146	I1
Retirement benefit provisions	11,085	113		—		11,198	—	—		11,198	—		11,198	—		—		11,198	—		11,198

								KME is not required to provide any Additional Funding						KME provides $35m Additional Funding
	December 31, 2023							Scenario 1 Assuming No Additional Redemptions			Scenario 2 Assuming Maximum Redemptions			December 31, 2023		Scenario 3 Assuming Minimal Additional Redemptions to meet the $140m minimal cash requirement			Scenario 4 Assuming Maximum Redemptions into Cash
Euros in thousands	cunova Core Business Historical (IFRS)	KME Aerospace Business Historical (IFRS)	Note	Transaction Accounting Adjustments for cunova core business and KME Aerospace Business acquisition (IFRS)(A)	Note	Adjusted Cunova core business (IFRS)	SEDA Historical (after IFRS adjustments and alignment reclassifications) (IFRS) (Note 4)	Transaction Accounting Adjustments	Note	Pro Forma Combined	Additional Transaction Accounting Adjustments on top of Scenario 1	Note	Pro Forma Combined	Additonal Transaction Accounting Adjustments for cunova core business and KME Aerospace Business acquisition (IFRS)(A)	Note	Transaction Accounting Adjustments	Note	Pro Forma Combined	Additional Transaction Accounting Adjustments on top of Scenario 3	Note	Pro Forma Combined
	a	b		c		d=a+b+c	e	f		g1=d+e+f	h		g2=g1+h	i		j		g3=d+e+i+j	k		g4=g3+k
Non current financial liabilities	267,518	—		(8,657)	A	258,861	—	—		258,861	—		258,861	—		—		258,861	—		258,861
Other non current liabilities	476	—		—		476	—	—		476	—		476	—		—		476	—		476
Deferred tax liabilities	43,452	—		36,400	A	79,852	—	—		79,852	—		79,852	—		—		79,852	—		79,852
Non-current liabilities	322,531	113		27,742		350,386	128,995	(125,742)		353,639	—		353,639	—		(125,742)		353,639	—		353,639
Other current provisions	239	—		—		239	—	—		239	—		239	—		—		239	—		239
Current financial liabilities	27,562	1,127		—		28,689	—	—		28,689	—		28,689	—		—		28,689	—		28,689
Trade payables	77,645	—		—		77,645	6,176	3,213	H	87,034	—		87,034	—		3,213	H	87,034	—		87,034
Current tax liabilities	13,845	4,811		—		18,656	—	—		18,656	—		18,656	—		—		18,656	—		18,656
Other current liabilities	27,018	997		—		28,015	122	—		28,137	—		28,137	—		—		28,137	—		28,137
Liabilities directly associated with assets held for sale	587	—		—		587	—	—		587	—		587	—		—		587	—		587
Promissory notes - related party	—	—		—		—	1,080	1,289	C1	—	—		—	—		1,289	C1	—	—		—
								(597)	I1							(597)	I1
								(1,772)	I2							(1,772)	I2
Convertible promissory notes - related party	—	—		—		—	50	(50)	I1	—	—		—	—		(50)	I1	—	—		—
Current liabilities	146,896	6,935		—		153,831	7,428	2,083		163,342	—		163,342	—		2,083		163,342	—		163,342
Total liabilities	469,428	7,048		27,742		504,218	136,423	(123,659)		516,981	—		516,981	—		(123,659)		516,981	—		516,981
Total equity and liabilities	491,135	2,510		226,959		720,604	128,985	12,007		861,597	—		861,597	32,180		(19,667)		862,102	—		862,102

(1)	Amount presented as “Owner’s net investment” in KME Aerospace financial statements.

See Note 5 for descriptions of the adjustments to the Unaudited Pro Forma Condensed Combined Financial Information as of December 31, 2023.

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income or Loss for the Twelve-Month Period Ended December 31, 2023

							KME is not required to provide any Additional Funding						KME provides $35m Additional Funding
	Year ended December 31, 2023						Scenario 1 Assuming No Additional Redemptions and KME is not required to provide the Additional Funding			Scenario 2 Assuming Maximum Redemptions and KME is not required to provide the Additional Funding			Scenario 3 Assuming minimal Redemptions to meet the $140m minimal cash requirement			Scenario 4 Assuming Maximum Redemptions into Cash
Euros in thousands, except of share and per share data	Cunova core business Historical (IFRS)	KME Aerospace Business Historical (IFRS)	Transaction Accounting Adjustments for cunova core business and KME Aerospace Business acquisition (IFRS) (AA)	Note	Adjusted Cunova core business (IFRS)	SEDA Historical (after IFRS adjustments and alignment reclassifications) (IFRS) (Note 4)	Transaction Accounting Adjustments	Note	Pro Forma Combined	Additional Transaction Accounting Adjustments on top of Scenario 1	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined	Additional Transaction Accounting Adjustments on top of Scenario 3	Note	Pro Forma Combined
	a	b	c		d=a+b+c	e	f		g1=d+e+f	h		g2=g1+h	i		g3=d+e+i	j		g4=g3+j
Revenue	416,227	30,736	—		446,963	—	—		446,963	—		446,963	—		446,963	—		446,963
Change in unfinished and finished products	7,836	—	(28,157)	AA2	(20,321)	—	—		(20,321)	—		(20,321)	—		(20,321)	—		(20,321)
Own work capitalized	329	—	—		329	—	—		329	—		329	—		329	—		329
Other operating income	2,130	—	—		2,130	—	—		2,130	—		2,130	—		2,130	—		2,130
Cost of material	(251,542)	(7,084)	—		(258,626)	—	—		(258,626)	—		(258,626)	—		(258,626)	—		(258,626)
Personnel expenses	(74,299)	(305)	—		(74,604)	—	—		(74,604)	—		(74,604)	—		(74,604)	—		(74,604)
Depreciation, amortisation and impairments	(25,833)	—	(9,110)	AA1	(34,943)	—	—		(34,943)	—		(34,943)	—		(34,943)	—		(34,943)
Other operating expenses	(50,200)	(7,906)	—		(58,106)	(7,408)	(54,604)	BB	(134,307)	5,285	BB	(129,022)	(54,581)	BB	(135,393)	4,153	BB	(131,239)
					—		(13,959)	CC					(15,068)	CC
							(230)	HH					(230)	HH
Operating (loss) profit	24,648	15,441	(37,267)		2,822	(7,408)	(68,793)		(73,380)	5,285		(68,095)	(69,879)		(74,465)	4,153		(70,312)
Share of profit or loss of equity accounted entities	77	—	—		77	—	—		77	—		77	—		77	—		77
Financial income	72	—	—		72	10,986	(6,849)	EE	4,285	—		4,285	(6,849)	EE	4,285	—		4,285
							76	GG1					76	GG1
Financial expense	(32,737)	(37)	3,314	AA4	(29,460)	(20)	(2,592)	DD	(37,693)	—		(37,693)	(2,592)	DD	(37,693)	—		(37,693)
							(5,641)	FF					(5,641)	FF
							13	GG1					13	GG1
							8	GG2					8	GG2
(Loss) profit before tax	(7,940)	15,404	(33,953)		(26,489)	3,557	(83,779)		(106,710)	5,285		(101,426)	(84,864)		(107,796)	4,153		(103,643)
Income taxes	(4,198)	(4,811)	11,199	AA3	2,190	—	—		2,190	—		2,190	—		2,190	—		2,190
(Loss) profit for the period	(12,138)	10,593	(22,754)		(24,299)	3,557	(83,779)		(104,521)	5,285		(99,236)	(84,864)		(105,606)	4,153		(101,453)
Thereof attributable to
- Shareholders of the cunova core business	(6,972)	—	—		(6,972)	—	(97,820)	II	(104,792)	5,285	II	(99,507)	(98,905)	II	(105,877)	4,153	II	(101,724)
- Non controlling interest	(5,166)	—	—		(5,166)	—	5,437	II	271	—		271	5,437	II	271	—		271
- Shareholders of Aerospace Business or SEDA	—	10,593	(22,754)		(12,161)	3,557	8,604	II	—	—		—	8,604	II	—	—		—
(Loss) profit for the period	(12,138)	10,593	(22,754)		(24,299)	3,557	(83,779)		(104,521)	5,285		(99,236)	(84,864)		(105,606)	4,153		(101,453)

							KME is not required to provide any Additional Funding						KME provides $35m Additional Funding
	Year ended December 31, 2023						Scenario 1 Assuming No Additional Redemptions and KME is not required to provide the Additional Funding			Scenario 2 Assuming Maximum Redemptions and KME is not required to provide the Additional Funding			Scenario 3 Assuming minimal Redemptions to meet the $140m minimal cash requirement			Scenario 4 Assuming Maximum Redemptions into Cash
Euros in thousands, except of share and per share data	Cunova core business Historical (IFRS)	KME Aerospace Business Historical (IFRS)	Transaction Accounting Adjustments for cunova core business and KME Aerospace Business acquisition (IFRS) (AA)	Note	Adjusted Cunova core business (IFRS)	SEDA Historical (after IFRS adjustments and alignment reclassifications) (IFRS) (Note 4)	Transaction Accounting Adjustments	Note	Pro Forma Combined	Additional Transaction Accounting Adjustments on top of Scenario 1	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined	Additional Transaction Accounting Adjustments on top of Scenario 3	Note	Pro Forma Combined
	a	b	c		d=a+b+c	e	f		g1=d+e+f	h		g2=g1+h	i		g3=d+e+i	j		g4=g3+j
Items that may be subsequently reclassified to profit or loss
Fair value cashflow hedges	—	—	—		—	—	—		—	—		—	—		—	—		—
Differences from foreign exchange translation	(180)	—	—		(180)	—	—		(180)	—		(180)	—		(180)	—		(180)
Income taxes	—	—	—		—	—	—		—	—		—	—		—	—		—
Items that will not be reclassified to profit or loss
Actuarial gains / losses pension provision	(1,145)	(17)	—		(1,162)	—	—		(1,162)	—		(1,162)	—		(1,162)	—		(1,162)
Income taxes	357	5	—		362	—	—		362	—		362	—		362	—		362
Total other comprehensive income effects	(968)	(12)	—		(980)	—	—		(980)	—		(980)	—		(980)	—		(980)
Total comprehensive (loss) income	(13,106)	10,581	(22,754)		(25,279)	3,557	(83,779)		(105,501)	5,285		(100,216)	(84,864)		(106,586)	4,153		(102,433)
					—
Thereof attributable to
- Shareholders of the cunova core business	(7,389)	—	—		(7,389)	—	(98,173)	II	(105,562)	5,285		(100,277)	(99,258)	II	(106,647)	4,153		(102,494)
- Non controlling interest	(5,717)	—	—		(5,717)	—	5,778	II	61			61	5,778	II	61	—		61
- Shareholders of Aerospace Business or SEDA	—	10,581	(22,754)		(12,173)	3,557	8,616	II	—			—	8,616	II	—	—		—
Earnings (loss) per share
Basic	—	—	—		—	0.15	—		(2.33)	—		(2.22)	—		(2.36)	—		(2.27)
Diluted	—	—	—		—	0.15	—		(2.33)	—		(2.22)	—		(2.36)	—		(2.27)

See Note 5 for descriptions of the adjustments to the Unaudited Pro Forma Condensed Combined Financial Information for the year ended December 31, 2023.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

1.	Basis of preparation

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transactions and has been prepared for informational purposes only.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Business”. Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or reasonably expected to occur (“Management’s Adjustments”). Management has elected only to present Transaction Accounting Adjustments. The adjustments presented in the unaudited pro forma condensed combined financial information are based on currently available information and certain information that management of cunova Core Business, Aerospace Business and SEDA believe are reasonable under the circumstances. The unaudited condensed pro forma adjustments may be revised as additional information becomes available.

The unaudited pro forma condensed combined financial information does not necessarily reflect what PubCo’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of PubCo. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors, including those discussed in the section entitled “Risk Factors.” The unaudited pro forma condensed combined statement of financial position as of December 31, 2023, assumes that the Transactions were consummated on December 31, 2023. The unaudited pro forma condensed combined statements of comprehensive income or loss for the twelve-month period ended December 31, 2023 assume that the Transactions were consummated on January 1, 2023.

The unaudited pro forma condensed combined financial information is presented in Euro (€). Amounts are stated in € thousands (€ thousand) except if otherwise stated. The figures presented in the tables of the unaudited pro forma condensed combined financial information were rounded according to established commercial principles. Additions of the figures can thus lead to amounts that deviate from those shown in the tables. Due to rounding, it is possible that individual figures and percentages do not add up exactly to the totals shown.

Cunova Core Business, Aerospace Business and SEDA did not have any historical transactions prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities among the companies.

2.	Pro Forma Significant Assumptions

2.1	Available Cash as of Closing

Pursuant to Business Combination Agreement, the minimum Available Cash (including the aggregate amount of cash available in the Trust Account as of Closing after taking into account all public shareholder redemptions, plus any proceeds from PIPE Investments) as of Closing is $140 million and SEDA shall use commercially reasonable efforts to ensure that Available Cash is not less than $175 million as of Closing. If the Available Cash is less than $175 million, then KME shall provide an Additional Funding for a maximum amount of $35 million to PubCo in an amount equal to the Shortfall and / or elect to reduce the amount of the cash consideration to not less than zero. Pursuant to clause 2.03(a)(i) of the Business Combination Agreement, if the Available Cash plus any Additional Funding provided by KME exceeds $175 million at Closing, the cash consideration to Paragon will be increased and the amount of Paragon Vendor Loan will be decreased on a dollar-for-dollar basis. For purposes of the unaudited pro forma condensed combined financial information, management prepared the following scenarios 1 and 2 under the assumption that SEDA will use commercially reasonable efforts to ensure that the Available Cash as of Closing is $175 million. In that case, KME does not need to and will not provide any Additional Funding to the PubCo. For the case that the Company cannot raise sufficient PIPE investment, to present a range for the possible cases, management has prepared the following scenarios 3 and 4 under the assumption that KME will provide the maximum Additional Funding of $ 35 million in the form of an equity investment (assuming the Available Cash at the time of closing can meet the minimum amount requirement) and in exchange for such payment will receive 3.5 million additional PubCo Shares.

In any cases, the Company does not believe that there is reasonable likelihood that the Available Cash will exceed $ 175 million. Therefore, the cash consideration and vendor loan to Paragon will stay as $135 million and $61 million as provided in the Business Combination Agreement.

2.2	Redemption scenarios

The unaudited pro forma condensed combined financial information has been prepared with four alternative scenarios assuming that KME will not provide any Additional Funding and KME will provide the maximum amount of Additional Funding of $ 35 million, with two alternative levels of redemptions for SEDA Class A Shares under each of the aforementioned assumptions of KME Funding level.

Scenarios 1 and 2 are with the assumption that KME will not provide any Additional Funding:

●	Scenario 1 — Assuming No Additional Redemptions: This presentation assumes that no holders of SEDA Class A Shares exercise their redemption rights upon consummation of the Transactions. With the assumption described in note 2.1 that SEDA will use commercially reasonable efforts to ensure that the Available Cash as of Closing is $175 million, the cash proceeds from PIPE Investment* are therefore at least of €25,691 thousand ($28,389 thousand) under this no redemption scenario 1.

●	Scenario 2 — Assuming Maximum Redemptions of Class A Shares for cash: The Business Combination Agreement provides that each party’s obligation to consummate the Transactions is conditioned on the amount of cash in the Trust Account as of the Closing after taking into account all shareholder redemptions together with the cash proceeds from certain debt financing obtained prior to the Closing Date, and any PIPE Investment*, being at least $140 million. With the assumption that KME does not need to provide any Additional Funding and the available cash following the Merger Effective Time should be at $175 million, as described in the note 2.1, all shares redeemed by SEDA Class A shareholders will be replaced by PIPE Investments*. Pursuant to Section 1.4(b) of the Anchor Support Agreement in connection with the Business Combination, the two A-Anchor Investors, each holding 2 million Class A ordinary shares, have agreed not to redeem any Public Shares held by them. Under these circumstances, SEDA shareholders may exercise their redemption rights with respect to a maximum of 9,177,933 redeemable Class A ordinary shares, which is the total number of Class A ordinary shares subject to redemption except the shares held by the two A-Anchor Investors, upon consummation of the Transactions, at a redemption price of approximately €10.07 ($11.13) per share. This leads to a total maximum redemption value of €92,407 thousand ($102,109 thousand), resulting in a Trust Account balance of €40,273 thousand ($44,502 thousand) after the Transactions. The estimated per share redemption value of €10.07 ($11.13) was calculated by dividing the SEDA Trust Account balance of approximately €132,680 thousand ($146,611 thousand) as of June 10, 2024 which have reflected the redemptions of SEDA Class A shareholders on October 30, 2023, by 13,177,933 SEDA Class A ordinary shares outstanding as of June 10, 2024.** The cash proceeds from PIPE Investment* are therefore at least €92,407 thousand ($102,109 thousand) more under the maximum redemptions scenario 2 in comparison to those under the no additional redemptions scenario 1.

Scenarios 3 and 4 are with the assumption that KME will provide the maximum amount of Additional Funding of $35 million:

●	Scenario 3 — Assuming Minimal Additional Redemptions: This presentation assumes that minimal holders of SEDA Class A Shares will exercise their redemption rights upon consummation of the Transactions, to the extent that SEDA will still retain $140 million in the Trust Account after the consideration of all redemptions to meet the minimum Available Cash requirement of $140 million. This scenario is also based on the second assumption described in note 2.1 that KME will provide the maximum amount of Additional Funding of $35 million assuming that no PIPE Investment will be raised.

*	As of the date of this proxy statement/prospectus, no amounts have been committed under the PIPE Investment.
**	The redemption price will vary due to different Trust Account balance at closing and therefore impact the redemption value as well as the amount of PIPE Investment.

●	Scenario 4 — Assuming Maximum Redemptions of Class A Shares for cash: The Business Combination Agreement provides that each party’s obligation to consummate the Transactions is conditioned on the amount of cash in the Trust Account as of the Closing after taking into account all shareholder redemptions together with the cash proceeds from certain debt financing obtained prior to the Closing Date, and any PIPE Investment*, being at least $140 million. This scenario also assumes that KME will provide the maximum amount of Additional Funding of $ 35 million as equity investment and in return receive 3.5 million additonal PubCo shares. Pursuant to Section 1.4(b) of the Anchor Support Agreement in connection with the Business Combination, the two A-Anchor Investors, each holding 2 million Class A ordinary shares, have agreed not to redeem any Public Shares held by them. Under these circumstances, SEDA shareholders may exercise their redemption rights with respect to a maximum of 9,177,933 redeemable Class A ordinary shares, which is the total number of Class A ordinary shares subject to redemption except the shares held by the two A-Anchor Investors, upon consummation of the Transactions, at a redemption price of approximately €10.07 ($11.13) per share. This leads to a total maximum redemption value of €92,407 thousand ($102,109 thousand), resulting in a Trust Account balance of €40,273 thousand ($44,502 thousand) after the Transactions. The estimated per share redemption value of €10.07 ($11.13) was calculated by dividing the SEDA Trust Account balance of approximately €132,680 thousand ($146,611 thousand) as of June 10, 2024 which have reflected the redemptions of SEDA Class A shareholders on October 30, 2023, by 13,177,933 SEDA Class A ordinary shares outstanding as of June 10, 2024.** In order to meet the minimum cash requirement of $ 140 million, the cash proceeds from PIPE Investment* are therefore at least €86,423 thousand ($95,498 thousand) more in comparison to those under the minimal additional redemptions scenario 3.

The foregoing scenarios are for illustrative purposes only, as the actual number of redemptions by SEDA’s public shareholders is unknowable prior to the SEDA shareholder vote with respect to the Business Combination Agreement. Further, the number of shares held by PIPE investors has been calculated using the trust account balance as of June 10, 2024; while the number of shares the public shareholders will receive under the four scenarios are calculated using the conversion ratio included in the Business Combination Agreement, which was calculated with the expected cash amount in the Trust Account as of June 30, 2024. Given the Available Cash as of Closing is $175 million, these assumptions result in a larger number of PIPE investment shares in the pro forma financial information than that at the expected closing date June 30, 2024 under scenarios 1, 2 and 4. Accordingly, the actual financial position and results of operations, as well as the number of PubCo Shares outstanding, shares of PIPE investment and the percentage owned by each shareholder as of the Closing may differ significantly from the pro forma information presented herein.

The following table summarizes the number of PubCo Shares outstanding under the four redemption scenarios:

	KME is not required to provide any Additional Funding				KME provides $35 million Additional Funding
	Scenario 1 Assuming No Additional Redemptions into Cash		Scenario 2 Assuming Maximum Redemptions into Cash		Scenario 3 Assuming Minimal Additional Redemptions into Cash to meet the $140 million minimum cash requirement		Scenario 4 Assuming Maximum Redemptions into Cash
	Ownership in shares	Equity %	Ownership in shares	Equity %	Ownership in shares	Equity %	Ownership in shares	Equity %
KME	23,364,920	52.2%	23,364,920	52.3%	26,864,920	60.1%	26,864,920	60.1%
SEDA public shareholders	14,751,051	32.9%	4,477,501	10.0%	14,000,000	31.3%	4,477,501	10.0%
SEDA Sponsor and Anchor investors	3,778,110	8.4%	3,778,110	8.5%	3,778,110	8.5%	3,778,110	8.5%
SEDA newly created shares to settle services received and Sponsor Funding Undertakings	38,200	0.1%	38,200	0.1%	38,200	0.1%	38,200	0.1%
PIPE Investors	2,838,855	6.3%	13,049,789	29.2%	—	0.0%	9,549,789	21.4%
	44,771,135	100.0%	44,708,520	100.0%	44,681,230	100.0%	44,708,520	100.0%

*	As of the date of this proxy statement/prospectus, no amounts have been committed under the PIPE Investment. The table above is solely for illustrative purposes and is meant to reflect the parties’ intentions to work to obtain PIPE Investments in the amount shown above prior to Closing.

3.	Foreign Currency Alignment

The historical financial statements of SEDA are presented in U.S. dollars. The historical financial information was translated from U.S. dollars to Euros and the pro forma adjustments including SEDA IFRS adjustments are presented in Euros using the following historical exchange rates, except specially mentioned in this section:

Euros per U.S. Dollar
Average exchange rate for year ended December 31, 2023 for the Statement of Comprehensive Income or Loss	0.9248
Period end exchange rate as of December 31, 2023 for the Statement of Financial Position	0.9050

The foreign currency alignment of the historical financial statements of SEDA translated to Euros is presented in the following note 4 after the accounting policy conformity changes.

4.	Accounting policy conformity changes

The historical financial information of SEDA was prepared in accordance with U.S. GAAP. As SEDA’s historical financial information is presented in accordance with the presentation of cunova Core Business’ historical financial information, the historical financial information of SEDA has been adjusted to give effect to the differences between U.S. GAAP and IFRS as issued by the IASB for the purposes of the unaudited pro forma condensed combined financial information. Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications of SEDA’s historical financial information are required to align with the presentation of cunova Core Business’ historical financial information.

The following table illustrates the U.S. GAAP to IFRS conversion adjustments and presentation alignment, as well as the foreign currency alignment made in the statement of comprehensive income for the year ended December 31, 2023, to present SEDA’s figures in accordance with IFRS as applied by cunova Core Business:

in thousands, except of share and per share data	SEDA Historical (US GAAP) US-$	IFRS Adjustments US-$	Note	SEDA Historical (IFRS) US-$	SEDA Historical (IFRS) Euros	cunova Core Business’ statement of comprehensive income line items according to IFRS
Operating and formation costs	(8,011)	—		(8,011)	(7,408)	Other operating expenses
Loss from operations	(8,011)	—		(8,011)	(7,408)

Other income (expense):
Change in fair value of warrant liability	2,470	—		2,470	2,284	Financial income
Change in fair value of convertible promissory notes	11	—		11	10	Financial income
Change in fair value of derivative liability - promissory note - related party redemption feature	0	(0)	C	—	—	Financial income
Gain on investments held in Trust Account	7,405	—		7,405	6,849	Financial income
Gain on waiver of deferred underwriting fees	—	—		—	—	Other operating income
Interest income	1,993	—		1,993	1,844	Financial income
Interest expense	(3)	(14)	B	(22)	(20)	Financial expense
		(5)	C
Other income	11,876	(19)		11,857	10,966

Net income	3,866	(19)		3,847	3,557

Basic and diluted weighted average shares outstanding, Class A ordinary shares subject to redemption	18,837,236	—		18,837,236	18,837,236

in thousands, except of share and per share data	SEDA Historical (US GAAP) US-$	IFRS Adjustments US-$	Note	SEDA Historical (IFRS) US-$	SEDA Historical (IFRS) Euros	cunova Core Business’ statement of comprehensive income line items according to IFRS
Basic and diluted net income per share, Class A ordinary shares subject to redemption	0.16	—		0.16	0.15

Basic and diluted weighted average shares outstanding, Non-redeemable ordinary shares (Class B-shares)	4,998,811	—		4,998,811	4,998,811

Basic and diluted net income per share, Non-redeemable ordinary shares (Class B-shares)	0.16	—		0.16	0.15

The following table illustrates the U.S. GAAP to IFRS conversion adjustments and presentation alignment, as well as the foreign currency alignment made in the statement of financial position as of December 31, 2023, to present SEDA’s figures in accordance with IFRS as applied by cunova Core Business:

in thousands	SEDA Historical (US GAAP) US-$	IFRS Adjustments US-$	Note	SEDA Historical (IFRS) US-$	SEDA Historical (IFRS) Euros	cunova Core Business’ statement of financial position line items according to IFRS
Assets
Cash	365	—		365	330	Cash and cash equivalents
Prepaid insurance and other current assets	94	—		94	85	Other receivables and current assets
Current assets	459	—		459	415

Investments and cash held in trust account	142,070	—		142,070	128,570	Investments and cash held in trust account
Non current assets	142,070	—		142,070	128,570
Total Assets	142,529	—		142,529	128,985

Current Liabilities
Accounts payable	82	—		82	74	Trade payables
Accrued expenses	292	—		292	265	Trade payables
Accrued contingent legal costs	6,450	—		6,450	5,837	Trade payables
Due to Sponsor	135	—		135	122	Other current liabilities
Promissory notes - related party	556	660	B	1,194	1,080	Promissory notes - related party
		(22)	C
Derivative liability - promissory note - related party redemption feature	3	(3)	C	—	—	Derivative liability - promissory note - related party redemption feature
Convertible promissory notes - related party	56			56	50	Convertible promissory notes - related party

Current Liabilities	7,573	635		8,208	7,428
Warrant liability	570	—		570	516	Warrant liability
Total liabilities	8,143	635		8,778	7,944

Commitments (Note 6)

in thousands	SEDA Historical (US GAAP) US-$	IFRS Adjustments US-$	Note	SEDA Historical (IFRS) US-$	SEDA Historical (IFRS) Euros	cunova Core Business’ statement of financial position line items according to IFRS
Class A ordinary shares subject to possible redemption; 13,177,933 and 19,995,246 shares at redemption value of $10.77 per share and $10.23 per share at December 31, 2023 and 2022, respectively	141,970	—	A	141,970	128,479	Liability - Class A ordinary shares subject to possible redemption
Shareholders’ Equity
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—		—	—	Subscribed Capital
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none issued and outstanding (excluding 13,177,933 and 19,995,246 shares subject to possible redemption at December 31, 2023 and 2022, respectively)	—	—		—	—	Subscribed Capital
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 4,998,811 issued and outstanding	1	—		1	0	Class B ordinary shares
Additional paid-in capital	4,843	(646)	B	4,228	3,826	Capital reserves
		31	C
Accumulated deficit	(12,428)	(14)	B	(12,447)	(11,264)	Retained earnings
		(5)	C
Total Shareholders’ Deficit	(7,584)	(635)		(8,219)	(7,438)
Total Liabilities and Shareholders’ Deficit	142,529	—		142,529	128,985

The adjustments made to convert SEDA’s historical financial information from U.S. GAAP to IFRS (column “IFRS Adjustments” in the tables above) as of and for the year ended December 31, 2023, are described below:

A.	To convert SEDA’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information, an adjustment is recorded to reclassify SEDA Class A ordinary shares subject to possible redemption to non-current financial liabilities in accordance with International Accounting Standards 32 (“IAS 32”), as SEDA shareholders have the right to require SEDA to redeem the ordinary shares and SEDA has an irrevocable obligation to deliver cash or another financial instrument for such redemption.

B.	During the year ended December 31, 2023, SEDA entered into Promissory Notes with its Sponsor for up to $1,200,000 (the “Sponsor Loan”), with its investor Seaside for up to $150,000 (the “Seaside Loan”) and its investor Capricorn for up to $150,000 (the “Capricorn Loan”). As of December 31, 2023, SEDA withdrew a total amount of $712,500 from these loans. The principal balance of the loan shall be repayable on the date on which SEDA consummates a business combination either in cash or convertible, at the lender’s option, into certain warrants at a price of $1.00 per warrant. Under U.S. GAAP, SEDA has presented the conversion option of outstanding amounts into warrants as convertible promissory loans – related party with a fair value of $66,289 measured using the Black-Scholes Model as of the issuance date. The residual amount of $646,211 for the proceeds received in excess of the initial fair value of the convertible promissory note has been presented within additional paid-in capital as a capital contribution from SEDA’s shareholders.

Under IFRS, the Sponsor, Seaside and Capricorn Loans are treated or classified as hybrid financial instruments and should be accounted for in accordance with IAS 32.26. As both settlement alternatives would result in liabilities, the hybrid financial instruments should both be recognized as financial liabilities. The recognition and measurement of the conversion option of outstanding amounts into warrants under IFRS is consistent with those under U.S. GAAP. The amount of $646,211 presented in equity under U.S. GAAP was reclassified as a liability to promissory notes — related party under IFRS and subsequently measured at amortized cost in accordance with IFRS 9. Additionally, the difference between this initial loan fair value and the proceeds amount represents the implied interests of the loans and should be amortized over the term of the loans to the date that SEDA expects to complete a Business Combination of June 30, 2024. Accordingly, the recognition of the subsequent amortization of the loans resulted in interest expenses of $13,718 for the year ended December 31, 2023.

C.	On November 2, 2023, SEDA entered into a Funding Undertaking and Promissory Note (the “Sponsor Funding Undertaking”) with its Sponsor. As of December 31, 2023, $348,232 was outstanding under this note. The principal balance of the loan shall be repayable in cash on the date on which SEDA consummates a business combination. Additionally, SEDA shall issue up to 13,200 Class A ordinary shares to the Sponsor as of the date of an initial Business Combination. Interest does not accrue on this note. Under U.S. GAAP, SEDA recognized a derivative liability of $2,184 and promissory notes payable of $345,608 as of December 31, 2023. Additionally, fair value changes of $348 and interest expenses of $565 were recognized during the year ended December 31, 2023.

Under IFRS, the Sponsor Funding Undertaking is treated or classified as a compound financial instrument as defined in IAS 32. The repayment obligation of the deposits is classified as a financial liability and subsequently measured at amortized cost. Using the effective interest method, a liability of $317,542 shall be recognized as of the issuance date resulting in a decrease of $27,501 of the promissory notes – related party. The subsequent amortization of the loan results in interest expenses in the amount of $5,594 for the year ended December 31, 2023. The interest expenses for the amortization of the loan of $565 already recognized under U.S. GAAP were reversed resulting in a fair value of Sponsor Funding undertaking of 323,136 as of December 31, 2023.

The right to receive up to 13,200 Class A shares is classified as an equity derivative as described in IAS 32.32. The fair value of the equity derivative is determined as the difference between the proceeds of the loan in the total amount of $348,232 and the fair value of the recognized liability of $317,542 determined using market interest rate of 16.48% and 16.19% as of the issuance dates. As a result, an equity derivative of $30,690 was presented within the Capital Reserves under IFRS. The derivative liability of $3,189 as of the issuance date and its fair value changes of $348 during the year ended December 31, 2023, recognized under U.S. GAAP were reversed.

5.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The pro forma adjustments are based on preliminary estimates and assumptions that are subject to change.

Adjustments to the unaudited pro forma condensed combined statement of financial position as of December 31, 2023

The following adjustments have been reflected in the unaudited pro forma condensed combined statement of financial position:

A.	To reflect the purchase price allocation adjustments under Scenarios 1 and 2 to record the assets and liabilities of cunova Core Business and Aerospace Business at estimated fair value based on the consideration conveyed to Paragon and KME, as detailed as follows. The consideration includes payment to Paragon based on the Business Combination Agreement in the form of € 125,510 thousand ($135 million) in cash and € 56,712 thousand ($61 million) in vendor loan and to KME in the form of Parent Class A ordinary shares and €18,594 thousand ($20 million) in cash, with the assumption that the available cash as of Closing is $175 million and KME does not need to provide Additional Funding to PubCo. The share price of SEDA Class A ordinary shares is considered as the fair value of PubCo ordinary shares considering the exchange ratio defined in the Business Combination Agreement, as the shares of SEDA have been exchanged to PubCo ordinary shares as of Closing. The share price used in the consideration fair value for the preparation of unaudited pro forma combined financial information was determined using the share price of SEDA’s Public Shares on June 10, 2024 of €10.29 ($11.07) and USD to EUR exchange rate of 0.9297 on June 10, 2024, considering the exchange ratio defined in the Business Combination Agreement, resulting in € 9.19 per PubCo share. As part of the allocation of the purchase price under IFRS 3, cunova Core Business’ historical net investments attributable to the shareholders of PP Holding and accumulated other comprehensive income and Aerospace Business’ historical net equity were also eliminated. To present the fair value of the consideration in Euro to be comparable with the net assets acquired, the consideration in cash and in vendor loan are all translated from amounts in USD agreed in the Business Combination Agreement into Euro using the exchange rate of 0.9297 on June 10, 2024.

Pursuant to sections 2.03 and 2.04 of the Business Combination Agreement, Paragon will transfer Paragon PP Holding SHL to PubCo to exchange the cash consideration and Paragon Vendor Loan and KME will contribute KME JV GmbH SHL to PubCo to exchange PubCo shares following the Merger Effective Time. The transfer and contribution of shareholder loans by Paragon and KME to PubCo are considered as reductions to the considerations these two shareholders will receive from this Business Combination, resulting in the reduction of the fair value of consideration in €24 million and €23 million, respectively, where these two shareholder loans were historically recognized in non-current financial liabilities in the historical statement of financial position of cunova Core Business as of December 31, 2023 and are also updated to their fair values through the purchase price allocation adjustments.

For purpose of the unaudited pro forma condensed combined financial information, the purchase price allocation was performed on the basis of a preliminary valuation of the acquired net assets at fair value as of December 31, 2023. The income statement effects from the development of the preliminary purchase price allocation were taken into account in the pro forma condensed combined statement of comprehensive income or loss for the twelve-month period ended December 31, 2023. From the period between December 31, 2023, and the closing of the Transactions, it is assumed that the fair value of the net assets acquired remains unchanged.

The preliminary purchase price allocation is based on the most current available information using certain estimates and assumptions in order to assess the fair value of the assets acquired and liabilities assumed. The fair value of intangible assets, property, plant and equipment, inventories as well as non-current financial liabilities assumed has been determined based on the business plan that was prepared during the transaction process. For remaining assets and liabilities, it was assumed that book value represents a reasonable proxy for their fair value. The final purchase price allocation will be carried out based on the actual total consideration transferred and the fair values of the acquired net assets as of the actual future acquisition date (closing). Differences between the preliminary estimates and the final acquisition accounting may occur due to significant adjustments in fair values that may be impacted by developments up to the closing date. Therefore, the final purchase price allocation may differ significantly from the preliminary purchase price allocation performed for purpose of the unaudited pro forma condensed combined financial information.

The preliminary purchase price was allocated among the identified assets to be acquired, based on a preliminary analysis. Intangible assets of customer relationship, order backlog and trademark were identified from the acquisition of cunova Core Business and Aerospace Business. The fair values of the identifiable intangible assets are determined primarily using the “income approach,” which requires a forecast of all of the expected future cash flows. The estimated useful lives of the identifiable new assets range from 1 to 20 years and use a straight-line method of amortization. Goodwill of €340 million was recognized as a result of the acquisition, which represents the excess fair value of consideration over the fair value of the acquired net assets, largely arising from the new Aerospace Business and the expected future growth potential of the cunova Core Business and Aerospace Business. Measurement of non-controlling interests in indirect subsidiaries is based on their proportionate share of the fair values of the identified assets and liabilities (net assets). This was considered appropriate based on the determination that the Business Combination would be accounted for as a business acquisition under IFRS 3. A deferred tax liability was recorded as part of the purchase price allocation, based on an analysis of the tax impacts of the Business Combination by location and by asset. The estimates of fair value are based upon preliminary valuation assumptions believed to be reasonable but which are inherently uncertain and unpredictable; and, as a result, actual results may differ from estimates.

Euros in thousands	Fair Value
Assets Identified
Intangible assets (other than goodwill)	190,716
Property, plant and equipment	105,228
Equity method investments	1,788
Other non current assets	132
Deferred tax assets	1,044
Inventories	160,174
Trade receivables	39,548
Current financial assets	2,396
Current tax assets	47
Other receivables and current assets	3,268
Cash and cash equivalents	18,732
Assets held for sale	1,393
Liabilities assumed
Retirement benefit provisions	11,198
Non-current financial liabilities	248,947	*
Other non current liabilities	476
Deferred tax liabilities	79,852
Other current provisions	239
Current financial liabilities	28,689
Trade payables	77,645
Current tax liabilities	18,656
Other current liabilities	28,015
Liabilities directly associated with assets held for sale	587
Net Assets Fair Value	30,162

Consideration transferred
Cash to Paragon	125,510
Vendor loan from Paragon	56,712
Shares issued to KME	214,822
Cash to KME	18,594
Deducting:
PP Holding shareholder loan fair value	23,566
KME Magnet JV shareholder loan fair value	23,232
Total preliminary purchase price consideration	368,839
Non controlling interest	1,564
Less: Net assets	30,162

Goodwill	340,243

*	The fair value of PP Holding SHL and KME JV GmbH SHL in the amount of €24 million and €23 million, respectively, are included in the assumed liabilities “Non-current financial liabilities”. For unaudited pro forma condensed combined statement of financial position purposes, these amounts have been deducted, as from the combined statement of financial position prospective these two shareholder loans are intercompany loans between PubCo and cunova GmbH and therefore, should be consolidated. Additionally, Vendor loan from Paragon as part of the consideration has been recognized in the non-current financial liabilities. After deducting the fair value of PP Holding SHL and KME JV GmbH SHL and adding the vendor loan from Paragon in the amount of €56,712 thousand, the non-current financial liabilities result in €258,861 thousand, which is presented in the unaudited pro forma condensed combined statement of financial position.

The fair values of intangible assets acquired were determined as follows:

Euros in thousands	Amount	Estimated Useful Life (Years)
Trademark(1)	4,335	15
Customer relationships(2)	171,819	7-20
Order backlog(3)	5,684	1-4
Patents(4)	1,409	8
Prepayments and intangible assets under development(5)	7,469	N/A
Intangible assets	190,716
Goodwill	340,243
	530,959

(1)	The trademark was valued using the Relief-from-royalty method (“RfR”). The RfR reflects the present value of the royalty savings attributable to owning the intangible assets, considering an appropriate discount rate to reflect the time value and risk associated with the cash flows.
(2)	These customer relationships were valued using the Multi-Period Excess Earnings Method (“MEEM”). The MEEM reflects the present value of the operating cash flows generated by existing customer relationships after taking into account retention of the customers and the cost to realize the revenue and an appropriate discount rate to reflect the time value and risk associated with the cash flows.
(3)	The order backlog was valued using the MEEM.
(4)	The patents were valued using the RfR. The RfR reflects the present value of the royalty savings attributable to owning the intangible assets, considering an appropriate discount rate to reflect the time value and risk associated with the cash flows.
(5)	Prepayments and intangible assets under development primarily consist of capitalized expenses from a project to upgrade and enhance the SAP system. The fair value corresponds to the book value.

Under Scenarios 3 and 4, KME provides the maximum amount of Additional Funding of €32,540 thousand ($35 million, converted using the USD to EUR exchange rate of 0.9297 on June 10, 2024 to be consistent with other considerations) in the form of an equity investment (assuming the Available Cash at the time of closing can meet the minimum amount of $140 million required) and receives 3.5 million additional PubCo Shares with the fair value amounting to €32,180 thousand, using the per share price of SEDA’s Public Shares on June 10, 2024 of €10.29 ($11.07) and USD to EUR exchange rate of 0.9297 on June 10, 2024, considering the exchange ratio defined in the Business Combination Agreement, resulting in € 9.19 per PubCo share. In this connection total preliminary purchase price consideration is decreased by € 360 thousand under Scenarios 3 and 4 in comparison to that under Scenarios 1 and 2. As the fair value of the acquired net assets remains the same as under Scenarios 1 and 2, the goodwill which represents the excess fair value of consideration over the fair value of the acquired net assets, is decreased by €360 thousand accordingly.

B.	To reflect proceeds from the PIPE Financing, under Scenario 1, increasing cash and cash equivalents by €25,691 thousand ($28,389 thousand), with corresponding increases to subscribed capital and capital reserves of €0.3 thousand and €25,691 thousand, respectively. Under Scenario 2, additionally increasing cash and cash equivalents by €92,407 thousand ($102 million), with corresponding additional increases to subscribed capital and capital reserves of €0.9 thousand and €92,406 thousand, respectively, in comparison to Scenario 1. As of the date of this proxy statement/prospectus, no amounts have been committed under the PIPE Investment.

Under Scenario 3, no PIPE investment is needed and therefore no impact to the pro forma financial information. Under Scenario 4, additionally increasing cash and cash equivalents by €86,423 thousand ($95,498 million), with corresponding additional increases to subscribed capital and capital reserves of €0.9 thousand and €86,423 thousand, respectively, in comparison to Scenario 3. As of the date of this proxy statement/prospectus, no amounts have been committed under the PIPE Investment.

C1.	To reflect the subsequent movement in Trust Account of SEDA after December 31, 2023 based on the Trust Account Statement as of June 10, 2024. The Trust Account of SEDA increased by €4,110 thousand ($4,542 thousand) as of June 10, 2024 in comparison to December 31, 2023, due to additional extension deposits provided by the Sponsor, Seaside and Capricorn under the Funding Undertakings and Promissory Note in the amount of €1,289 thousand ($1,424 thousand) and interest income earned on assets held in Trust Account in the amount of €2,821 thousand ($ 3,118 thousand).

C2.	To reflect the liquidation and reclassification of investments and cash held in trust account of SEDA of €132,680 thousand ($146,611 thousand) to cash and cash equivalent that becomes available upon closing of the Transactions.

D.	Under Scenarios 1 and 2: KME is not required to provide any Additional Funding.

To reflect the assumed redemptions on the closing of the proposed Transactions. Under Scenario 1, which assumes no additional holders of SEDA Class A Shares exercise their redemption rights, adjustments to reflect (i) the exchange of 13,177,933 shares of SEDA Class A ordinary shares subject to redemption for 14,751,051 PubCo Shares, (ii) the reclassification of €128,479 thousand carrying amount of SEDA Class A ordinary shares subject to redemption (liability) to PubCo subscribed capital and capital reserves, (iii) the elimination of the adjusted historical accumulated deficit of SEDA of €10,880 thousand (including the pro forma adjustment C1 reflecting the subsequent interest income earned from the assets held in Trust Account of SEDA after December 31, 2023 until June 10, 2024, adjustment F of reflecting the fair value change to warrant liability of €2,592 thousand, adjustment H reflecting the estimated transaction costs of SEDA in the amount of €385 thousand and adjustments I1 and I2 reflecting the settlement of the promissory notes and adjustment J recognizing the finder fee at Closing).

Under Scenario 2, which assumes maximum redemption from holders of SEDA Class A ordinary shares exercise their redemption rights, resulting in reductions of subscribed shares of €0.9 thousand, capital reserves of €92,406 thousand and cash of €92,407 thousand compared to Scenario 1.

Scenarios 3 and 4: KME provides $35 million Additional Funding.

Under Scenario 3, which assumes that KME provides the maximum amount of Additional Funding of $35 million and with the minimal additional redemptions from holders of SEDA Class A ordinary shares to meet the minimum Available Cash requirement of $140 million, adjustments to reflect (i) the exchange of 13,177,933 shares of SEDA Class A ordinary shares subject to redemption for 14,751,051 PubCo Shares, (ii) the reclassification of €128,479 thousand carrying amount of SEDA Class A ordinary shares subject to redemption (liability) to PubCo subscribed capital and capital reserves, (iii) the elimination of the adjusted historical accumulated deficit of SEDA of €11,989 thousand (including the pro forma adjustment C1 reflecting the most recent trust account of SEDA as of June 10, 2024, adjustment F of reflecting the fair value change to warrant liability of €2,592 thousand, adjustment H reflecting the estimated transaction costs of SEDA in the amount of €1,493 thousand and adjustment I1 and I2 reflecting the settlement of the promissory notes and adjustment J recognizing the finder fee at Closing). As a number of Class A shares of SEDA are subject to redemption in Scenario 3, capital reserves and cash and cash equivalents decreased by €5,983 thousand.

Under Scenario 4, which assumes that KME provides additional funding of $35 million and maximum redemption from holders of SEDA Class A ordinary shares into cash, resulting in reductions of subscribed shares of €0.9 thousand, capital reserves of €86,423 thousand and cash of €86,423 thousand compared to Scenario 3.

E.	To reflect the exchange of SEDA Class B ordinary shares to SEDA Class A ordinary shares and contribute to PubCo and the issuance of PubCo Shares in exchange. Pursuant to the Sponsor Support Agreement, 2,639,375 SEDA Class B Shares held by the Sponsor will be exchanged and converted into 1,593,941 SEDA Class A Shares. Pursuant to the Anchor Support Agreement, the 999,762 SEDA Class B Shares held by two A-Anchor Investors will be converted into 566,582 SEDA Class A Shares. The remaining 1,359,674 SEDA Class B Shares held by B-Anchor Investors will be converted into 1,214,672 SEDA Class A Shares with the conversion ratio of 0.893. All converted SEDA Class A Shares from Class B Shares held by Sponsor and Anchor Investors will then be exchanged to 3,778,110 PubCo Shares with the conversion ratio of 1.119375 pursuant to the terms of the Business Combination Agreement. This exchange resulted in increases in subscribed capital of € 0.3 thousand and capital reserves of € 0.1 thousand and the reversal of the value of all Class B ordinary shares.

F.	The warrants issued in connection with SEDA’s IPO (SEDA Public Warrants) and issued in the private placement (SEDA Private Warrants) are considered as part of SEDA’s net assets acquired in the Transactions. This adjustment is to adjust SEDA Public Warrants and Private Placement Warrants’ fair value to the most recent date based on the available information. The fair value of Public Warrants was remeasured at a fair value of €0.19 ($0.20) using the market price on June 10, 2024 and USD to EUR exchange rate of 0.9297 on June 10, 2024. The most recent available information for the fair value of the Private Placement Warrants was included in the unaudited financial statements and related notes of SEDA for the three months ended March 31, 2024. The fair value of Private Placement Warrants was calculated using the Monte Carlo Simulation model and has been remeasured to €0.14 ($0.15), the fair value as of March 31, 2024 for the preparation of the unaudited pro forma financial statements. This adjustment has resulted in the increase in warrant liability of €2,592 thousand and decrease in retained earnings of €2,592 thousand.

G.	To reflect the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the fair value of the shares issued by PubCo and the fair value of SEDA’s net assets acquired from the Transactions, resulting in the decrease in retained earnings and increase in capital reserves of €54,604 thousand, €49,319 thousand, €54,581 thousand and €50,428 thousand under Scenario 1 to Scenario 4, respectively. The fair value of SEDA’s net assets acquired was calculated using SEDA’s historical total equity balance as of December 31, 2023, adjusted by pro forma adjustment C1 to reflect the subsequent movement in the Trust Account of SEDA after December 31, 2023 based on the Trust Account Statement as of June 10, 2024, D for reclassifying the SEDA Class A Shares from liabilities to equity as of Closing after redemptions, pro forma adjustment F to reflect warrants fair value to the most recent date using the available information, as described above, and pro forma adjustment H estimated transaction costs to be paid by SEDA from December 31, 2023 to as of Closing. Furthermore, pro forma adjustment I1 reflecting the conversion of the outstanding amounts of the Sponsor, Seaside and Capricorn Loans into warrants as well as the amortization of the Sponsor, Seaside and Capricorn Funding Undertakings described in pro forma adjustment I2 were adjusted from SEDA’s historical equity balance. The number of shares used in the consideration fair value is the number of shares deemed to have been issued to SEDA by PubCo as of Closing, which equals to the total number of shares of SEDA’s Class A ordinary shares after redemptions under the two assumed scenarios respectively and Class B ordinary shares, which will be exchanged to PubCo Shares as of Closing, as well as the new Class A ordinary shares SEDA will issue to settle a finder fee described in adjustment J and Sponsor Funding Undertakings as of Closing, which will also be exchanged to PubCo Shares as of Closing. The share price used in the consideration fair value was determined using the share price of SEDA’s Public Shares on June 10, 2024 of €10.29 ($11.07) and USD to EUR exchange rate of 0.9297 on June 10, 2024, considering the exchange ratio defined in the Business Combination Agreement, resulting in €9.19 per PubCo share. A one percent change in SEDA’s market price per share would result in a change of €1,352 thousand, €763 thousand, €1,638 thousand and €763 thousand in the estimated expense under Scenario 1 to Scenario 4, respectively.

The detail calculations of the above amounts are as follows (amounts in thousands, except per share amounts):

		Scenario 1		Scenario 2		Scenario 3		Scenario 4
Euros in thousands, except of share and per share data	Per Share Value	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value
Class A	9.19	€14,751,051	135,624	4,477,501	41,167	14,000,000	128,719	4,477,501	41,167
Class B	9.19	€3,778,110	34,737	3,778,110	34,737	3,778,110	34,737	3,778,110	34,737
SEDA newly created shares to settle services received and Sponsor Funding Undertaking	9.19	€38,200	351	38,200	351	38,200	351	38,200	351
Fair value of consideration		18,567,361	170,712	8,293,811	76,255	17,816,310	163,807	8,293,811	76,255
Fair value of SEDA’s net assets			116,109		26,936		109,226		25,828
Excess of fair value of consideration over fair value of SEDA’s net assets			54,604		49,319		54,581		50,428

The asset and liability balances used in the calculation for SEDA’s net assets for the four scenarios in the above table are as follows:

		Scenario 1			Scenario 2			Scenario 3			Scenario 4
Euros in thousands, except of share and per share data	SEDA adjusted historical IFRS	Pro forma adjustments	Note	Pro forma adjusted balance	Pro forma adjustments	Note	Pro forma adjusted balance	Pro forma adjustments	Note	Pro forma adjusted balance	Pro forma adjustments	Note	Pro forma adjusted balance
Assets
Investments and cash held in trust account	128,570	4,110	C1	—	—		—	4,110	C1	—	—		—
		(132,680)	C2					(132,680)	C2
Prepaid insurance and other current assets	85	—		85	—		85			85	—		85
Cash and cash equivalents	330	132,680	C2	133,010	(92,407)	D	40,603	132,680	C2	127,027	(86,423)	D	40,603
								(5,983)	D	—
Total assets	128,985	4,110		133,095	(92,407)		40,689	(1,873)		127,112	(86,423)		40,689
Liabilities
Class A ordinary shares subject to possible redemption	128,479	(128,479)	D	—	—		—	(128,479)	D	—	—		—
Warrant liability	516	2,592	F	3,253	—		3,253	2,592	F	3,253	—		3,253
		146	I1	—	—		—	146	I1		—
Trade payables	6,176	5,029	H	11,204	(3,234)	H	7,970	5,928	H	12,103	(3,025)	H	9,079
Other current liabilities	122	—		122	—		122			122	—		122
Promissory notes - related party	1,080	1,289	I1	2,407	—		2,407	1,289	I1	2,407	—		2,407
		38	I2	—	—		—	38	I2		—
Convertible promissory notes - related party	50	(50)	I1	—	—		—	(50)	I1	—	—		—
Total liabilities	136,423	(119,436)		16,987	(3,234)		13,751	(118,537)		17,886	(3,025)		14,861
SEDA’s net assets	(7,438)	123,546		116,109	(89,172)		26,936	116,664		109,226	(83,399)		25,828

H.	To reflect the payment of an aggregate of €25,339 thousand ($28,000 thousand converted using USD to EUR exchange rate of 0.9050 as of December 31, 2023) estimated and incremental transaction costs incurred in connection with the Transactions, of which:

(i)	€13,575 thousand ($15,000 thousand) transaction costs, comprised primarily of legal, accounting advisory and audit fees, incurred and will be incurred by cunova Core Business and Aerospace Business and will be borne and paid by PubCo following the Merger Effective Time. As of December 31, 2023, all the transaction costs incurred by cunova Core Business and Aerospace Business are recharged to Paragon and KME, the two shareholders of cunova, and thus not included in the historical financial statements of the cunova Core Business and Aerospace Business. Additionally, underwriting fee in relation to the PIPE Investments, in the amount of € 899 thousand ($ 994 thousand), €4,133 thousand ($4,567 thousand), zero and €3,025 thousand ($3,342 thousand) under Scenario 1 to Scenario 4, respectively, qualifying as equity issuance costs, will become payable as of Closing. These costs resulted in the increase in loss for period of €13,575 thousand, the decrease in capital reserves in the amount of €899 thousand, €4,133 thousand, zero, and €3,025 thousand under the Scenarios 1 to 4, respectively, and at the same time an increase in trade payables in the amount of €14,474 thousand, €17,708 thousand, €13,575 thousand and €16,599 thousand under the Scenarios 1 to 4, respectively.

(ii)	€10,865 thousand ($12,006 thousand), €7,631 thousand ($8,432 thousand), €11,765 thousand ($13,000 thousand) and €8,740 thousand ($9,657 thousand) transaction costs under the Scenarios 1 to 4, respectively, comprised primarily of underwriter fees related to retaining public shareholders not redeeming their shares, legal and other advisor fees, will be liable to SEDA and recorded in SEDA’s statement of comprehensive income, out of which €5,837 thousand ($6,450 thousand) has been recognized in SEDA’s financial statements as of and for the year ended December 31, 2023 and €5,029 thousand ($5,557 thousand), €1,794 thousand ($1,983 thousand), €5,928 thousand ($6,550 thousand) and €2,903 thousand ($3,208 thousand) are estimated to be incurred subsequent to December 31, 2023 until Closing and will be payable as of Closing under Scenarios 1 to 4, respectively. The estimated transaction costs incurred subsequent to December 31, 2023 resulted in the decrease in capital reserves in the amount of €4,644 thousand, €1,410 thousand, €4,434 thousand and €1,410 thousand under Scenarios 1 to 4, respectively, decrease in retained earnings of €385 thousand for Scenarios 1 and 2 and €1,493 thousand for Scenarios 3 and 4, and at the same time an increase in trade payables in the amount of €5,029 thousand, €1,794 thousand, €5,928 thousand and €2,903 thousand under the Scenarios 1 to 4, respectively.

(iii)	Pursuant to section 14.07 in the Business Combination Agreement, PubCo shall pay the transaction costs at or promptly following the Closing up to an aggregated cap of $20 million, which will also cover the repayment of Sponsor, Seaside and Capricorn Funding Undertakings described in adjustment I2 amounting to €1,810 thousand ($2,000 thousand) including €521 thousand ($576 thousand) as of December 31, 2023 and €1,289 thousand ($1,424 thousand) provided by Sponsor and the two A Anchor Investors subsequently until June 10, 2024 and reduce the amount for the payment of the incremental transaction costs accordingly. This pro forma adjustment is to reflect the payment of the incremental transaction costs, which resulted in the decreases in cash and cash equivalent and trade payables in €16,289 thousand ($18,000 thousand). The transaction costs over $20,000 thousand (this $20,000 thousand includes the repayment of extension deposits under the Sponsor, Seaside and Capricorn Funding Undertaking and Promissory Notes) have not been agreed for the way of settlement, which will stay as trade payables in the pro forma condensed combined statement of financial position.

In total this pro forma adjustment resulted in decreases in cash and cash equivalents of €16,289 thousand ($18,000 thousand), increase in trade payables of €3,213 thousand ($3,550 thousand), and increase in loss for the period of €13,575 thousand ($15,000 thousand), as well as decrease in capital reserves of €5,543 thousand ($6,125 thousand) and decrease in retained earnings of €385 thousand ($425 thousand) for Scenarios 1 and 2 and decrease in capital reserves of €4,434 thousand ($4,900 thousand) and decrease in retained earnings of €1,493 thousand ($1,650 thousand) for Scenarios 3 and 4.

I1.	To recognize the settlement of the Sponsor, Seaside and Capricorn Loans as of the Closing Date as described under note 4.B, whose principal balance shall be repayable either in cash or convertible, at the lender’s option, into certain warrants at a price of $1.00 per warrant on the date when SEDA consummates a business combination. For the purposes of the preparation of the unaudited pro forma financial statements, it is assumed that the lenders would choose to convert the total principal balance of €645 thousand ($713 thousand) into Private Placement warrants. Additionally, the Company drew down an additional €305 thousand ($338 thousand) from the Sponsor and Seaside Loans from January 1, 2024 to May 20, 2024 disclosed in the subsequent events note 10 in SEDA’s interim financial statements for Q1 2024 filed with the SEC on Form 10-Q on May 20, 2024, which are also assumed to be converted into warrants on the date SEDA consummates a business combination. Given it is assumed that the Business Combination consummated on December 31, 2023 for the purposes of preparing the unaudited pro forma condensed combined statement of financial position, the loans should be fully amortized and accrete to the original proceeds amount and converted into warrants. The remaining amortization of the loan of €48 thousand is recognized in retained earnings. The promissory notes, as well as the derivative liability recognized for the convertible promissory notes of €50 thousand, are converted into warrant liabilities measured with a fair value of €0.14 ($0.15) per warrant. This results in the full settlement of the Sponsor, Seaside and Capricorn Loans to zero, an increase in warrant liabilities of €146 thousand, an increase in retained earnings of €807 thousand and an increase in cash and cash equivalents of €305 thousand in the unaudited pro forma condensed combined statement of financial position as of December 31, 2023.

I2.	On November 2, 2023, SEDA entered into a Funding Undertaking and Promissory Note with its Sponsor (the “Sponsor Funding Undertaking”) as described in note 4.C, with its investor Seaside (the “Seaside Funding Undertaking”) and its investor Capricorn (the “Capricorn Funding Undertaking”), under which Sponsor, Seaside and Capricorn has agreed to provide monthly extension deposits in Trust Account in relation to the extension until July 2, 2024. As of December 31, 2023, €521 thousand ($576 thousand) were outstanding under these Funding Undertakings. From January 1, 2024 to June 10, 2024, the Sponsor and the A Anchor Investors deposited an additional €1,289 thousand ($1,424 thousand) in aggregate into the Trust Account in relation to the extension deposits. The principal balance of the notes shall be repayable in cash on the date when SEDA consummates a business combination. Additionally, SEDA shall issue up to 13,200 Class A ordinary shares to the Sponsor on the consummation of a business combination. In preparing the pro forma condensed combined statement of financial position, it is assumed that the Business Combination takes place on December 31, 2023. Therefore, the loans measured at amortized costs are fully amortized and repaid as of December 31, 2023. The remaining amortization of the loans of €38 thousand is recognized in retained earnings. The settlement of the Sponsor, Seaside and Capricorn Funding Undertakings results in a net decrease of promissory notes – related parties of €1,772 thousand as well as a decrease in cash and cash equivalents of €1,810 thousand in the unaudited pro forma condensed combined statement of financial position as of December 31, 2023. For the issuance of the 13,200 Class A shares as part of the settlement of the Sponsor Funding Undertaking, subscribed capital in the amount of €1.2 ($1.3) were reclassified from capital reserves for the par value of the shares.

J.	To recognize a finder’s fee settled with 22,334 SEDA Class A shares in connection with the consummation of the Business Combination which SEDA has agreed with Harebell S.r.l. (“Harebell”) in a share award letter dated October 17, 2023 and amended subsequently on May 10, 2024. The finder’s fee was disclosed as contingent upon the close of a Target Business Combination in SEDA’s historical financial statements as of and for the year ended December 31, 2023. The issuance of the 22,334 SEDA Class A shares, which are converted into 25,000 PubCo shares was recognized in accordance with IFRS 2 using the fair value of € 10.29 ($11.07) per share as of June 10, 2024, resulting in a decrease in retained earnings of €230 thousand, an increase in subscribed capital of €2.02, which corresponds to the par value of the 25,000 PubCo shares, and an increase in capital reserves of €230 thousand.

Adjustments to the unaudited condensed combined statement of comprehensive income or loss for the year ended December 31, 2023

The following adjustments have been reflected in the unaudited pro forma condensed combined statement of comprehensive income or loss:

AA.	To reflect the pro forma impacts related to the purchase price allocation discussed at adjustment (A). This includes the following impacts.

1)	The incremental amortization and depreciation related to fair value step-ups of intangible assets in the amount of €56,439 thousand and fair value step-ups of property, plant and equipment in the amount of €18,149 thousand. These assets were either previously presented within cunova Core Business’ historical financial statements but were adjusted to fair value based on the purchase price allocation or newly identified from the acquisition of cunova Core Business and Aerospace Business. The amortization expenses for intangibles amounting to €7,535 thousand and depreciation expenses for plant and equipment amounting to €1,575 thousand were all calculated on a straight-line basis using the estimated remaining useful lives of the respective assets, which ranges from 1 to 20 years. This will be a recurring item to the statement of comprehensive income or loss of the combined financial statements of PubCo until the corresponding assets are fully amortized or depreciated.

2)	To reflect the realization of fair value step-up on inventories amounting to €28,157 thousand based on the purchase price allocation as summarized in the Note 5.A of the pro forma condensed combined statement of financial position adjustments above. It is assumed that these inventories are sold to customers within the next twelve months. The effect results in a decrease in change in unfinished and finished products. This is a non-recurring item and will not affect PubCo’s consolidated statement of comprehensive income or loss beyond 12 months after the closing of the Transactions.

3)	Represents the pro forma adjustment to taxes as a result of the purchase price allocation adjustments for the year ended December 31, 2023, which was calculated using the relevant blended effective income tax rate of 30% multiplied by the depreciation and amortization of intangible assets and property, plant and equipment step-ups through purchase price allocation in the amount of €9,110 thousand, the realization of inventory step-ups in the amount of €28,157 thousand and financial expenses in the amount of €62 thousand recognized in connection with the fair value step-down of financial liabilities for leases based on the purchase price allocation, leading to an increased deferred tax income of €11,199 thousand. This will be a recurring item to the statement of comprehensive income or loss of the combined financial statements of PubCo and the amount will be subject to the depreciation and amortization schedule of intangible assets and property, plant and equipment.

4)	To reflect the elimination of interest expense recorded in the historical statement of comprehensive income or loss of cunova Core Business in connection with Paragon PP Holding SHL amounting to €1,291 thousand and KME JV GmbH SHL amounting to €2,085 thousand which will be transferred by Paragon and KME to PubCo, respectively, as these two shareholder loans are consolidated between PubCo and cunova GmbH at Closing. Additionally, the adjustment reflects an increase in financial expenses in the amount of €62 thousand related to the fair value step-down of financial liabilities for leases based on the purchase price allocation as summarized in the adjustment A to the pro forma condensed combined statement of financial position.

BB.	To reflect the preliminary estimated share-based compensation expense recognized, in accordance with IFRS 2, for the excess of the fair value of PubCo shares issued and the fair value of SEDA’s identifiable net assets acquired from the Transactions, resulted in the increase in other operating expenses in the amount of (i) €54,604 thousand under Scenario 1; and (ii) €5,285 thousand less expenses under Scenario 2 in comparison to Scenario 1.

Under Scenario 3 an amount of (iii) €54,581 thousand was recognized for the excess of the fair value of PubCo shares issued and the fair value of SEDA’s identifiable net assets acquired from the Transactions and resulted in an increase in other operating expenses. (iv) Under Scenario 4, €4,153 thousand less other operating expenses were recognized in comparison to Scenario 3.

This is a non-recurring item and will not affect PubCo’s consolidated statement of comprehensive income or loss beyond 12 months after the closing of the Transactions.

CC.	To reflect the payment of approximately €13,959 thousand under Scenarios 1 and 2 and €15,068 thousand under Scenarios 3 and 4 (for simplification both the amounts to be paid by SEDA and PubCo were converted using USD to EUR exchange rate of 0.9050 as of December 31, 2023) of estimated and incremental transaction costs incurred by SEDA and Target in connection with the Transactions that will be borne by PubCo following the Merger Effective Time. This is a non-recurring item and will not affect PubCo’s consolidated statement of comprehensive income or loss beyond 12 months after the closing of the Transactions.

DD.	To reflect the change in fair value of 9,997,623 SEDA Public Warrants and 8,998,574 SEDA Private Warrants to the most recent date based on available information.

The fair value of SEDA Public Warrants and Private Warrants was remeasured using the market price of SEDA’s Public Shares on June 10, 2024 and using the most recent available information for the fair value of the Private Placement Warrants included in the unaudited financial statements and related notes of SEDA for the three months ended March 31, 2024. This results in a fair value increase of €2,592 thousand compared to their fair value as of December 31, 2023 included in SEDA’s historical statement of financial position as of December 31, 2023.

In total this pro forma adjustment resulted in an increase in finance expenses of €2,592 thousand in the unaudited pro forma condensed combined statement of comprehensive income or loss for the year ended December 31, 2023. This pro forma adjustment is presented for the purpose of calculating pro forma adjustments G and BB.

EE.	To reflect the elimination of interest income generated from the investments held in Trust Account.

FF.	To reflect interest expense from the Paragon Vendor Loan recognized in the non-current financial liabilities amounting to €56,712 thousand ($61 million). The Paragon Vendor Loan bears an interest rate of 10% per annum according to Exhibit D Paragon Vendor Loan Agreement of the Business Combination Agreement resulting in an increase in financial expense in the amount of €5,641 thousand. This will be a recurring item to the statement of comprehensive income or loss of the combined financial statements of PubCo until the vendor loan will be paid back to Paragon.

GG1.	To reflect the settlement of the Sponsor, Seaside and Capricorn Loans in cash as of January 1, 2023. Accordingly, the financial income of the change in fair value of convertible promissory notes of €10 thousand as well as the financial expense of the amortization of the promissory note of €13 thousand recognized for the year ended December 31, 2023 were reversed. Additionally, the fair value changes of Private Placement warrants, which are assumed to be elected by the lenders as the settlement for the loans, are recognized as financial income of €86 thousand, resulting in a net financial income of €76 thousand and €13 thousand in the unaudited pro forma condensed combined statement of comprehensive income for the year ended December 31, 2023.

GG2.

To reflect the settlement of the Sponsor, Seaside and Capricorn Funding Undertaking as of January 1, 2023. Accordingly, the financial expense of the amortization of the Sponsor, Seaside, Capricorn Funding Undertaking of €8 thousand recognized in SEDA’s statement of comprehensive income for the year ended December 31, 2023 was reversed.

HH.	To recognize the finder’s fee for the share award letter SEDA entered into with Harebell dated October 17, 2023, and amended subsequently on May 10, 2024, in connection with the consummation of a Business Combination. Accordingly, other operating expenses in the amount of €230 thousand were recognized for the issuance of 22,334 SEDA Class A shares to Harebell in accordance with IFRS 2 at the closing of the business combination.

II.	To reflect the allocation of the profit (loss) for the period to the shareholders of cunova Core Business after the Transactions.

6.	Net loss per share

The pro forma basic and diluted net loss per share amounts presented in the unaudited pro forma condensed combined statement of comprehensive income are based upon the number of PubCo Shares outstanding as of December 31, 2023, assuming the Transactions occurred on January 1, 2023. As the unaudited pro forma condensed combined statement of comprehensive income is in a loss position, anti-dilutive instruments are excluded in the calculation of diluted weighted average number of ordinary shares outstanding, including 9,997,623 SEDA Public Warrants and 8,998,574 SEDA Private Warrants to acquire PubCo Shares, which are held by former holders of SEDA Public Warrants and Private Warrants, as well as 1,050,000 SEDA Private Warrants converted from the settlement of Sponsor, Seaside and Capricorn Loans as described in pro forma adjustment I1.

As the Transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average PubCo Shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Transactions have been outstanding for the entire period presented.

	KME is not required to provide any Additional Funding		KME provides $35m Additional Funding
Euros in thousands, except of share and per share data	Scenario 1 Assuming No Additional Redemptions	Scenario 2 Assuming Maximum Redemptions	Scenario 3 Assuming Minimal Additional Redemptions to meet the $140m minimal cash requirement	Scenario 4 Assuming Maximum Redemptions into Cash
Pro forma weighted average number of Parent shares outstanding
Pubco Shares issued to KME	23,364,920	23,364,920	26,864,920	26,864,920
Pubco Shares issued to SEDA Class A and Class B shareholders	18,529,161	8,255,611	17,778,110	8,255,611
SEDA newly created shares to settle services received and Sponsor Funding Undertakings	38,200	38,200	38,200	38,200
Pubco Shares issued to PIPE Investors	2,838,855	13,049,789	—	9,549,789
Pro forma weighted average number of Parent shares outstanding — basic and diluted	44,771,135	44,708,520	44,681,230	44,708,520

Year ended December 31, 2023
Pro forma net loss attributable to equityholders of the Parent	€(104,792)	(99,507)	(105,877)	(101,724)
Pro forma net loss per share — basic and diluted	€(2.33)	(2.22)	(2.36)	(2.27)

INFORMATION ABOUT SEDA

Introduction

SEDA is a blank check company incorporated as a Cayman Islands exempted company on February 16, 2021, for the purpose of effecting a Business Combination, capital stock exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more businesses. SEDA is an “emerging growth company” and, as such, it is subject to all of the risks associated with emerging growth companies.

SEDA’s History

On February 23, 2021, the Sponsor paid $25,000, or $0.003 per share, to cover certain of SEDA’s offering costs in consideration of 7,187,500 SEDA Class B Shares, par value $0.0001. On July 14, 2021, SEDA repurchased 2,156,250 SEDA Class B Shares from the Sponsor for an aggregate consideration of $0.001 and subsequently cancelled the repurchased shares, resulting in a decrease in the total number of SEDA Class B Shares outstanding to 5,031,250 shares. On October 8, 2021, the Sponsor sold 2,374,750 SEDA Class B Shares to the Anchor Investors (in an amount of 503,125 SEDA Class B Shares to each A-Anchor Investor, 181,125 SEDA Class B Shares to each 3.6% B-Anchor Investor, 201,250 Class B Shares to each 4% B-Anchor Investor, and 201,250 Class B Shares to each Additional 4% B-Anchor Investor) for an aggregate purchase price of $11,800 or approximately $0.005 per share. Prior to the initial investment in SEDA of $25,000 by the Sponsor, SEDA had no assets, tangible or intangible. The per share price of the SEDA Class B Shares was determined by dividing the amount contributed to SEDA by the number of SEDA Class B Shares issued. The SEDA Class B Shares will be worthless if SEDA does not complete an initial Business Combination.

The registration statement for SEDA’s Initial Public Offering was declared effective on October 28, 2021. On November 2, 2021, SEDA consummated the Initial Public Offering of 17,500,000 SEDA Units (the “SEDA Units” and, with respect to the SEDA Class A Shares included in the SEDA Units sold, the “Public Shares”), at $10.00 per SEDA Unit, generating gross proceeds of $175,000,000, and incurring offering costs of approximately $32.0 million, inclusive of approximately $6.1 million in deferred underwriting commissions, which were later waived in full by Goldman Sachs & Co. LLC Securities, Inc., and BofA Securities, Inc., the underwriters.

Simultaneously with the consummation of its Initial Public Offering and the exercise of the underwriters’ over-allotment option, SEDA consummated the private placement of 8,250,000 SEDA Private Warrants at a purchase price of $1.00 per SEDA Private Warrant to the Sponsor, Capricorn and Seaside generating gross proceeds to SEDA of $8,250,000.

SEDA had granted the underwriters in the Initial Public Offering a 45-day option to purchase up to 2,625,000 additional SEDA Units to cover over-allotments, if any. On November 16, 2021, the underwriters partially exercised the over-allotment option and purchased an additional 2,495,246 SEDA Units (the “Over-Allotment SEDA Units”), generating gross proceeds of $24,952,460, and incurred $499,049 in cash offering costs.

Simultaneously with the closing of the exercise of the over-allotment option, SEDA consummated the sale of 748,574 warrants (the “Over-Allotment Warrants”) at a purchase price of $1.00 per warrant in a private placement to the Sponsor and the A-Anchor Investors generating gross proceeds of $748,574.

Following the closing of the Initial Public Offering, the sale of the SEDA Private Warrants, the sale of the Over-Allotment SEDA Units, and the sale of the Over-Allotment Warrants, an amount of $201,951,985 ($10.10 per SEDA Unit) was placed in the Trust Account. From December 2023 through May 2024, SEDA moved the funds in the Trust Account into an interest-bearing bank deposit account, to remain until the earlier of consummation of the initial Business Combination or liquidation.

SEDA Units began trading on the NYSE on October 29, 2021. Each SEDA Unit consists of one SEDA Class A Share and one-half of one SEDA Public Warrant to purchase one SEDA Class A Share. On December 17, 2021, SEDA announced that holders of the SEDA Units may elect to separately trade SEDA Class A Shares and SEDA Public Warrants included in the SEDA Units commencing on December 20, 2021. Any SEDA Units not separated continue to trade on the NYSE under the symbol “SEDA.U.” Any underlying SEDA Class A Shares and SEDA Public Warrants that were separated trade on the NYSE under the symbols “SEDA” and “SEDA.WS,” respectively.

On October 30, 2023, SEDA held an extraordinary general meeting of shareholders, at which SEDA Shareholders approved a proposal to amend the SEDA Amended and Restated Memorandum and Articles of Association to extend the date by which SEDA must consummate an initial business combination (the “Extension”) from November 2, 2023, to March 2, 2024 and to allow the SEDA Board, without another shareholder vote, to elect to further extend the date to consummate an initial Business Combination after the Extended Date up to four times, by an additional month each time, up to July 2, 2024. The first additional one-month extension was approved by the SEDA Board on February 27, 2024, extending the deadline by which SEDA must complete its Business Combination to April 2, 2024. The second additional one-month extension was approved by the SEDA Board on March 27, 2024, extending the deadline by which SEDA must complete its Business Combination to May 2, 2024. The third additional one-month extension was approved by the SEDA Board on April 29, 2024, extending the deadline by which SEDA must complete its Business Combination to June 2, 2024. The fourth additional one-month extension was approved by the Board on May 24, 2024, extending the deadline by which SEDA must complete its Business Combination to July 2, 2024. On June 6, 2024, SEDA publicly filed with the SEC a definitive proxy statement disclosing a proposal to approve a Second Extension of the deadline by which SEDA must complete its Business Combination, from July 2, 2024 to August 2, 2024, with the option for the SEDA Board to implement up to three additional one-month extensions up to November 2, 2024. The extraordinary general meeting to vote on the Second Extension is scheduled for June 27, 2024. If SEDA’s initial Business Combination is not consummated during such period, then SEDA’s existence will terminate, and SEDA will distribute amounts in the Trust Account as provided in the SEDA Governing Documents.

SEDA Shares Prior to the Business Combination

Public Shares Prior to the Business Combination

Pursuant to the SEDA Amended and Restated Memorandum and Articles of Association, SEDA is providing its Public Shareholders with the opportunity to redeem all or a portion of their SEDA Class A Shares immediately prior to the consummation of the Business Combination for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Merger Date) in the Trust Account that holds the proceeds (including interest accrued thereon, which shall be net of taxes payable and expenses relating to the administration of the Trust Account), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any). Redemptions referred to herein will take effect as repurchases under the SEDA Amended and Restated Memorandum and Articles of Association. The per-share amount SEDA will distribute to shareholders who properly redeem their SEDA Class A Shares will not be reduced by the transaction expenses incurred in connection with the Business Combination. For illustrative purposes, based on the funds held in the Trust Account as of June 10, 2024, the estimated per SEDA Class A Share redemption price would have been approximately $11.13.

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental Stock Transfer & Trust, or the “SEDA Transfer Agent,” in order to validly redeem its shares. SEDA has no specified maximum redemption threshold under its Amended and Restated Memorandum and Articles of Association, but SEDA is not permitted to redeem SEDA Class A Shares in an amount that would result in SEDA’s failure to have net tangible assets of at least $5,000,001. Each redemption of SEDA Class A Shares by SEDA’s Public Shareholders will reduce the amount in the Trust Account. The Business Combination Agreement provides that the obligation of JV GmbH, PP Holding and the Shareholders to consummate the Business Combination is conditioned on the amount of cash in the Trust Account (net of the Cash Redemption Amount) together with the proceeds from certain debt financing obtained prior to the Closing Date, any PIPE Investment, any other equity or debt financing obtained on or prior to the Closing Date being at least $140,000,000.

SEDA Shareholders may exercise their redemption rights whether they vote for or against, or abstain from voting on, any or all of the Proposals. As a result, the Condition Precedent Proposals can be approved by SEDA Shareholders who will redeem their SEDA Class A Shares and no longer remain SEDA Shareholders, and the Business Combination may be consummated even though the funds available from the Trust Account and the number of SEDA Shareholders are substantially reduced as a result of redemptions by SEDA Shareholders.

The Sponsor, the A-Anchor Investors and each member of the SEDA Board and management team have entered into an agreement with SEDA, pursuant to which they have agreed to (i) waive their redemption rights with respect to any SEDA Class B Shares and Public Shares held by them in connection with the completion of an initial Business Combination including, without limitation, any such rights available in the context of a shareholder vote to approve such Business Combination, or a shareholder vote to approve an amendment to the SEDA Amended and Restated Memorandum and Articles of Association (A) that would modify the substance or timing of SEDA’s obligation to provide holders of SEDA Class A Shares the right to have their shares redeemed in connection with an initial Business Combination or to redeem 100% of SEDA Public Shares if SEDA does not complete an initial Business Combination within the Completion Window or (B) with respect to any other provision relating to the rights of the holders of SEDA Class A Shares and (ii) waive their rights to liquidating distributions from the Trust Account with respect to any SEDA Class B Shares they hold if SEDA fails to consummate an initial Business Combination within the Completion Window (although the Sponsor and Anchor Investors and each member of the SEDA management team will be entitled to liquidation rights with respect to any Public Shares held by them if SEDA fails to consummate a Business Combination within the Completion Window).

The B-Anchor Investors have entered into an agreement with SEDA, pursuant to which they have agreed to (i) waive their redemption rights with respect to any SEDA Class B Shares, and (ii) waive their rights to liquidating distributions from the Trust Account with respect to any SEDA Class B Shares they hold if SEDA fails to consummate an initial Business Combination within the Completion Window (although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if SEDA fails to complete an initial Business Combination within the Completion Window). Permitted transferees of Sponsor and Anchor Investors, directors and officers will be subject to the same obligations.

If SEDA does not complete the Business Combination for whatever reason, SEDA may choose to search for another target business with which to complete a Business Combination. If SEDA does not complete the Business Combination or a Business Combination with another target business within the Completion Window, SEDA must redeem 100% of the outstanding Public Shares, at a per Public Share price, payable in cash, equal to the amount then held in the Trust Account including interest earned, if any, on the funds held in the Trust Account and not previously released to SEDA to pay taxes and expenses relating to the administration of the Trust Account or as limited withdrawals by SEDA to fund its working capital requirements (less up to $100,000 of interest to pay dissolution expenses) divided by the number of outstanding Public Shares. The Sponsor and A-Anchor Investors have no redemption rights with respect to their SEDA Class B Shares and Public Shares (including any Public Shares they may acquire in connection with the Business Combination), and B-Anchor Investors have no redemption rights with respect to their SEDA Class B Shares. In the event a Business Combination is not effected in the Completion Window, the SEDA Class B Shares of the Sponsor, A-Anchor Investors and B-Anchor Investors will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to outstanding SEDA Warrants. Accordingly, the SEDA Warrants will expire worthless.

SEDA shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the SEDA Shares, except that SEDA will provide its Public Shareholders with the opportunity to redeem the Public Shares for cash immediately prior to the completion of an initial Business Combination, subject to the limitations described herein.

SEDA Class B Shares

The SEDA Class B Shares are designated as SEDA Class B Shares and, except as described below, are identical to the SEDA Class A Shares, and holders of SEDA Class B Shares have the same shareholder rights as Public Shareholders, except that: (a) prior to an initial Business Combination, only holders of the SEDA Class B Shares have the right to vote on the appointment of directors and holders of a majority of SEDA Class B Shares may remove a member of the SEDA Board for any reason; (b) the SEDA Class B Shares are subject to certain transfer restrictions, as described in more detail below; (c) the Sponsor, the A-Anchor Investors and each member of the SEDA Board and management team have entered into an agreement with SEDA, pursuant to which they have agreed to (i) waive their redemption rights with respect to any SEDA Class B Shares and Public Shares held by them in connection with the completion of an initial Business Combination including, without limitation, any such rights available in the context of a shareholder vote to approve such Business Combination, or a shareholder vote to approve an amendment to the SEDA Amended and Restated Memorandum and Articles of Association (A) that would modify the substance or timing of SEDA’s obligation to provide holders of SEDA Class A Shares the right to have their shares redeemed in connection with an initial Business Combination or to redeem 100% of SEDA Public Shares if SEDA does not complete an initial Business Combination within the Completion Window or (B) with respect to any other provision relating to the rights of the holders of SEDA Class A Shares and (ii) waive their rights to liquidating distributions from the Trust Account with respect to any SEDA Class B Shares they hold if SEDA fails to consummate an initial Business Combination within the Completion Window (although the Sponsor and Anchor Investors and each member of the SEDA management team will be entitled to liquidation rights with respect to any public shares held by them if SEDA fails to consummate a Business Combination within the Completion Window); (d) the SEDA Class B Shares will automatically convert into SEDA Class A Shares at the time of the initial Business Combination as described herein; and (e) the SEDA Class B Shares are entitled to registration rights. If SEDA seeks shareholder approval, SEDA will complete the initial Business Combination only if obtained the approval of an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a extraordinary general meeting of SEDA shareholders.

In such case, the Sponsor, each member of the SEDA management team, and each A-Anchor Investor have agreed to vote their SEDA Class B Shares and public shares in favour of the initial Business Combination, and each B-Anchor has agreed to vote its SEDA Class B Shares in favour of the initial Business Combination.

The SEDA Class B Shares and will automatically convert into SEDA Class A Shares at the time of the initial Business Combination at a ratio such that the number of Class A Shares issuable upon conversion of all SEDA Class B Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of this offering, plus (ii) the total number of SEDA Class A Shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued by SEDA in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A Shares or equity-linked securities exercisable for or convertible into SEDA Class A Shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any private placement warrants issued to the Sponsor, the A-Anchor Investors, its or their affiliates or any member of the SEDA management team upon conversion of working capital loans.

Except as described herein, the Sponsor and Anchor Investors and SEDA’s directors and executive officers have, in connection with the SEDA Initial Public Offering, agreed not to transfer, assign or sell any of their SEDA Class B Shares until earliest of (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, the earlier to occur of (x) the first date on which the closing price of SEDA Class A Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which SEDA completes a liquidation, merger, share exchange or other similar transaction that results in all of SEDA Shareholders having the right to exchange their ordinary shares for cash, securities or other property. Any permitted transferees would be subject to the same restrictions and other agreements of the Sponsor and Anchor Investors and SEDA’s directors and executive officers with respect to any SEDA Class B Shares.

Prior to the initial Business Combination, only holders of SEDA Class B Shares will have the right to vote on the appointment of directors. Holders of SEDA Public Shares will not be entitled to vote on the appointment of directors during such time. In addition, prior to the completion of the initial Business Combination, holders of a majority of SEDA Class B Shares may remove a member of the SEDA Board for any reason. These provisions of the SEDA Amended and Restated Memorandum and Articles of Association may only be amended by a special resolution passed by not less than two-thirds of SEDA Shares who attend and vote at the extraordinary general meeting of SEDA shareholders which shall include the affirmative vote of a simple majority of SEDA Class B Shares. With respect to any other matter submitted to a vote of SEDA Shareholders, including any vote in connection with the initial Business Combination, except as required by law, holders of SEDA Class B Shares and holders of SEDA Public Shares will vote together as a single class, with each share entitling the holder to one vote.

Preference Shares

The SEDA Amended and Restated Memorandum and Articles of Association authorize 5,000,000 preference shares and provide that preference shares may be issued from time to time in one or more series. The SEDA Board will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The SEDA Board will be able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. The ability of the SEDA Board to issue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of SEDA or the removal of existing management. SEDA has no preference shares issued and outstanding at the date hereof.

Warrants Prior to the Business Combination

Holders of outstanding SEDA Public Warrants do not have redemption rights in connection with the Business Combination. Unless otherwise specified, the information in the accompanying proxy statement/prospectus assumes that none of SEDA’s Public Shareholders exercise their redemption rights with respect to their SEDA Class A Shares. In connection with the Business Combination, each of the 8,998,574 SEDA Private Warrants will convert automatically into a warrant to acquire 8,998,574 PubCo Shares pursuant to the Amended and Restated Warrant Agreement. There will be no redemption rights or liquidating distributions with respect to SEDA Warrants, which will expire worthless if SEDA fails to consummate the Business Combination or another Business Combination within the Completion Window.

Redemption Rights

SEDA is providing its Public Shareholders with the opportunity to redeem, immediately prior to the closing of the Business Combination, their Public Shares for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Merger Date) in the Trust Account that holds the proceeds (including interest accrued thereon, which shall be net of taxes payable and expenses relating to the administration of the Trust Account), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any). Redemptions referred to herein will take effect as repurchases under the SEDA Amended and Restated Memorandum and Articles of Association. The per-share amount SEDA will distribute to Public Shareholders who properly redeem their Public Shares will not be reduced by the transaction expenses incurred in connection with the Business Combination. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the SEDA Transfer Agent, in order to validly redeem its shares.

The Sponsor and A-Anchor Investors have entered into a letter agreement with SEDA pursuant to which they have agreed to waive their redemption rights with respect to any SEDA Class B Shares they hold and any Public Shares they may acquire in connection with the completion of the Business Combination, and the B-Anchor Investors have entered into a letter agreement with SEDA pursuant to which they have agreed to waive their redemption rights with respect to any SEDA Class B Shares they hold. These waivers were provided at the time of the Initial Public Offering for no additional consideration.

There will be no redemption rights or liquidating distributions with respect to SEDA Warrants, which will expire worthless if SEDA fails to consummate the Business Combination or another business combination within the Completion Window.

Permitted Purchases of SEDA’s Securities

If SEDA seeks shareholder approval of the initial Business Combination and does not conduct redemptions in connection with the initial Business Combination pursuant to the tender offer rules, the Sponsor and SEDA directors, executive officers, advisors or their affiliates may purchase Public Shares or SEDA Public Warrants in privately negotiated transactions or in the open market either prior to or following the completion of the initial Business Combination. Additionally, at any time at or prior to the initial Business Combination, subject to applicable securities laws (including Rule 14e-5 under the Exchange Act, and NYSE rules, and with respect to material nonpublic information), the Sponsor and SEDA directors, executive officers, advisors or their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favour of the initial Business Combination or not redeem their Public Shares. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares or SEDA Public Warrants in such transactions. If they engage in such transactions, they will be restricted from making any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act.

In the event that the Sponsor and SEDA directors, officers, advisors or their affiliates purchase Public Shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights or submitted a proxy to vote against the initial Business Combination, such selling shareholders would be required to revoke their prior elections to redeem their Public Shares and any proxy to vote against the initial Business Combination. SEDA does not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will be required to comply with such rules.

The purpose of any such transaction could be to (i) vote in favour of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination, (ii) reduce the number of SEDA Public Warrants outstanding or vote such warrants on any matters submitted to the warrant holders for approval in connection with the initial Business Combination or (iii) satisfy a closing condition in an agreement with a target that requires SEDA to have a minimum net worth or a certain amount of cash at the closing of the initial Business Combination, where it appears that such requirement would otherwise not be met. Any such purchases of SEDA’s securities may result in the completion of the initial Business Combination that may not otherwise have been possible. Further, in the event that the Sponsor, SEDA directors, executive officers, advisors or any of their respective affiliates were to purchase Public Shares in privately negotiated transactions, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act, including, in relevant part, through adherence to the following:

●	this proxy statement/prospectus discloses the possibility that the Sponsor, SEDA directors, executive officers, advisors or any of their respective affiliates may purchase Public Shares outside the redemption process, along with the purpose of such purchases;

●	if the Sponsor, SEDA directors, executive officers, advisors or any of their respective affiliates were to purchase Public Shares:

●	the Sponsor and such directors, executive officers, advisors or affiliates would do so at a price no higher than the price offered through the redemption process;

●	such purchased Public Shares would not be voted in favor of approving the Business Combination;

●	the Sponsor and such directors, executive officers, advisors or affiliates would not possess any redemption rights with respect to such purchased Public Shares or, if they do acquire and possess redemption rights, they would waive such rights; and

●	SEDA would disclose in a Current Report on Form 8-K, before the SEDA General Meeting, the following:

●	the amount of Public Shares purchased outside of the redemption offer by the Sponsor, SEDA directors, executive officers, advisors or any of their respective affiliates, along with the purchase price;

●	the purpose of such purchases;

●	the impact, if any, of such purchases on the likelihood that a business combination will be approved;

●	the identities of security holders who sold such shares (if not purchased on the open market) or the nature of our shareholders (e.g., 5% shareholders) who sold to the Sponsor, SEDA directors, executive officers, advisors or any of their respective affiliates; and

●	the number of Public Shares for which SEDA has received redemption requests pursuant to the redemption offer.

In addition, if such purchases are made, the public “float” of Public Shares or SEDA Public Warrants may be reduced and the number of beneficial holders of SEDA securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of SEDA’s securities on a national securities exchange.

The Sponsor and SEDA officers, directors and/or their affiliates anticipate that they may identify the shareholders with whom the Sponsor and SEDA officers, directors or their affiliates may pursue privately negotiated transactions by either the shareholders contacting SEDA directly or by SEDA’s receipt of redemption requests submitted by shareholders

(in the case of Public Shares) following SEDA’s mailing of tender offer or proxy materials in connection with the initial Business Combination. To the extent that the Sponsor and SEDA officers, directors, advisors or their affiliates enter into a private transaction, they would identify and contact only potential selling or redeeming shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the initial Business Combination, whether or not such shareholder has already submitted a proxy with respect to the initial Business Combination but only if such shares have not already been voted at the extraordinary general meeting of SEDA shareholders related to the initial Business Combination. The Sponsor and SEDA executive officers, directors, advisors or their affiliates will select which shareholders to purchase shares from based on the negotiated price and number of shares and any other factors that they may deem relevant, and will be restricted from purchasing shares if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws.

The Sponsor and SEDA officers, directors and/or their affiliates will be restricted from making purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. SEDA expects any such purchases would be reported by such person pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

Redemption of Public Shares and Liquidation if No Business Combination

If SEDA fails to consummate an initial Business Combination within the Completion Window, SEDA will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to SEDA to pay taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then-outstanding public shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of remaining shareholders of SEDA and the SEDA Board, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to SEDA’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to SEDA Warrants, which will expire worthless if SEDA fails to consummate an initial Business Combination within the Completion Window. The SEDA Amended and Restated Memorandum and Articles of Association provide that, if SEDA winds up for any other reason prior to the consummation of the initial Business Combination, SEDA will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than 10 business days thereafter, subject to applicable Cayman Islands law.

The Sponsor, each member of the SEDA management team, and each Anchor Investor, have entered into an agreement with SEDA, pursuant to which they have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any SEDA Class B Shares they hold if SEDA fails to consummate an initial Business Combination within the Completion Window (although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if SEDA fails to consummate an initial Business Combination within the Completion Window).

The Sponsor, the A-Anchor Investors, and SEDA’s executive officers and directors have agreed, pursuant to a written agreement with SEDA, that they will not propose any amendment to the SEDA Amended and Restated Memorandum and Articles of Association (A) that would modify the substance or timing of SEDA’s obligation to provide holders of SEDA Class A Shares the right to have their shares redeemed in connection with the initial Business Combination or to redeem 100% of SEDA’s Public Shares if SEDA fails to consummate an initial Business Combination within the Completion Window or (B) with respect to any other provision relating to the rights of holders of SEDA Class A Shares, unless SEDA provides the Public Shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to SEDA to pay taxes, if any, divided by the number of the then-outstanding Public Shares. However, SEDA may be required to not redeem SEDA Public Shares in an amount that would cause SEDA’s net tangible assets to be less than $5,000,001 so that SEDA does not then become subject to the SEC’s “penny stock” rules or in order to satisfy a minimum cash or maximum redemption requirement that may be contained in the agreement relating to the initial Business Combination. If this optional redemption right is exercised with respect to an excessive number of public shares such that SEDA cannot satisfy the net tangible asset requirement, SEDA would not proceed with the amendment or the related redemption of SEDA Public Shares at such time. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by the Sponsor, any executive officer, director or any other person.

All costs and expenses associated with implementing the plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the proceeds held outside the Trust Account plus up to $100,000 of funds from the Trust Account available to SEDA to pay dissolution expenses, although there can be no assurance that there will be sufficient funds for such purpose.

Although SEDA will seek to have all vendors, service providers (except for SEDA’s independent registered public accounting firm), prospective target businesses and other entities with which SEDA does business execute agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of SEDA’s Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including, but not limited, to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against assets of SEDA, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, SEDA’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third-party’s engagement would be significantly more beneficial to SEDA than any alternative. Examples of possible instances where SEDA may engage a third-party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. The underwriters of this offering will not execute an agreement with SEDA waiving such claims to the monies held in the Trust Account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with SEDA and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to SEDA if and to the extent any claims by a third-party for services rendered or products sold to SEDA (other than SEDA’s independent registered public accounting firm), or a prospective target business with which SEDA has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below the lesser of (i) $11.13 per public share (based on Trust Account balance as of June 10, 2024) and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay tax obligations, provided that such liability will not apply to any claims by a third-party or prospective target business that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under SEDA’s indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third-party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. However, SEDA has not asked the Sponsor to reserve for such indemnification obligations, nor has SEDA independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and SEDA believes that the Sponsor’s only assets are securities of SEDA. Therefore, SEDA cannot assure you that the Sponsor would be able to satisfy those obligations. None of SEDA’s officers or directors will indemnify SEDA for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $11.13 per public share (based on Trust Account balance as of June 10, 2024) and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay SEDA’s tax obligations, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, SEDA’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While SEDA currently expects that the independent directors would take legal action on SEDA’s behalf against the Sponsor to enforce its indemnification obligations to SEDA, it is possible that SEDA’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, SEDA cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.10 per public share.

SEDA will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavouring to have all vendors, service providers (except for SEDA’s independent registered public accounting firm), prospective target businesses or other entities with which SEDA does business execute agreements with SEDA waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

If SEDA files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against SEDA that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in SEDA’s bankruptcy or insolvency estate and subject to the claims of third parties with priority over the claims of SEDA Shareholders. To the extent any bankruptcy claims deplete the Trust Account, SEDA cannot assure you SEDA will be able to return $10.00 per public share to SEDA’s Public Shareholders. Additionally, if SEDA files a bankruptcy petition or an involuntary bankruptcy or winding-up petition is filed against SEDA that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by SEDA Shareholders.

Furthermore, the SEDA Board may be viewed as having breached its fiduciary duty to SEDA’s creditors and/or may have acted in bad faith, and thereby exposing itself and SEDA to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. SEDA cannot assure you that claims will not be brought against SEDA for these reasons.

SEDA’s Public Shareholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of SEDA Public Shares if SEDA does not complete the initial Business Combination within the Completion Window, (ii) in connection with a shareholder vote to amend SEDA’s Amended and Restated Memorandum and Articles of Association (A) to modify the substance or timing of SEDA’s obligation to provide holders of SEDA Class A Shares the right to have their shares redeemed in connection with the initial Business Combination or to redeem 100% of SEDA Public Shares if SEDA does not complete the initial Business Combination within the Completion Window, or (B) with respect to any other provision relating to the rights of holders of SEDA Class A Shares, or (iii) if they redeem their respective shares for cash upon the completion of the initial Business Combination. Public shareholders who redeem their SEDA Class A Shares in connection with a shareholder vote described in clause (ii) in the preceding sentence shall not be entitled to funds from the Trust Account upon the subsequent completion of an initial Business Combination or liquidation if SEDA has not consummated an initial Business Combination within the Completion Window, with respect to such SEDA Class A Shares so redeemed. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. In the event SEDA seeks shareholder approval in connection with the initial Business Combination, a shareholder’s voting in connection with the Business Combination alone will not result in a shareholder’s redeeming its shares to SEDA for an applicable pro rata share of the Trust Account. Such shareholder must have also exercised its redemption rights described above. These provisions of SEDA’s Amended and Restated Memorandum and Articles of Association, like all provisions of SEDA’s Amended and Restated Memorandum and Articles of Association, may be amended with a shareholder vote.

Voting Restrictions in Connection with the SEDA General Meeting

Pursuant to the terms of the Sponsor Support Agreement and the Anchor Support Agreements, the Sponsor and A-Anchor Investors have agreed to vote any SEDA Class B Shares held by them and any Public Shares purchased during or after the Initial Public Offering in favour of each of the Proposals presented at the General Meeting. See the sections entitled “The Business Combination Agreement — Related Agreements — Sponsor Support Agreement” and “—Anchor Support Agreements” for more information. The Sponsor and Anchor Investors own approximately 27.5% of outstanding SEDA Shares entitled to vote thereon. The quorum and voting thresholds at the General Meeting, the Sponsor Support Agreement and the Anchor Support Agreements may make it more likely that SEDA will consummate the Business Combination.

Facilities

SEDA currently maintains its executive offices at 60 East 42nd Street, Suite 1100, New York, NY 10165. Upon consummation of the Business Combination, the principal executive offices of PubCo will be located at United Kingdom is 1 Vine Street, 5th Floor, London, United Kingdom, W1J 0AH.

Employees

SEDA currently has no employees and three executive officers. Members of its management team are not obligated to devote any specific number of hours to SEDA matters, but they intend to devote as much of their time as they deem necessary to its affairs until SEDA has completed the Business Combination.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against SEDA or any members of its management team in their capacity as such. SEDA has received one demand letter from a putative shareholder of SEDA dated June 3, 2024 (the “Demand”) generally alleging that the proxy statement/prospectus forming part of the registration statement on Form F-4 filed by Specialty Copper Listco Plc with the SEC on May 16, 2024 omits material information with respect to the Business Combination. The Demand seeks the issuance of corrective disclosures in an amendment or supplement to the proxy statement/prospectus.

Additional Information

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. SEDA’s corporate website address is https://www.sdcledge.com/.

MANAGEMENT OF SEDA

In this section, any references to “SEDA,” the “Company,” “we,” “our” or “us” generally are to SEDA prior to the Business Combination, unless context otherwise requires.

Directors and Executive Officers

SEDA’s current directors and executive officers are as follows:

Name	Age	Title
Jonathan Maxwell	50	Co-Chief Executive Officer and Chairman
Michael Feldman	49	Co-Chief Executive Officer
Ned Davis	79	Chief Financial Officer and Chief Operating Officer
Lolita Jackson, MBE	56	Director
William Kriegel	79	Director
Michael Naylor	60	Director
Ana Maria Machado Fernandes	61	Director
Karl Olsoni	66	Director

Jonathan Maxwell has served as Chairman and Co-Chief Executive Officer of SDCL EDGE Acquisition Corporation since March 2021. Mr. Maxwell is currently the Chief Executive Officer of SDCL, which he founded. He has over 27 years’ experience in international finance, infrastructure and private equity and has overall responsibility for SDCL’s investment activities. Mr. Maxwell is chair of the Investment Committee for SEEIT (SEIT.LN), the first listed investment company of its kind to invest exclusively in the energy efficiency sector and SDCL’s unlisted Green Energy Solutions Fund. Mr. Maxwell has advised and invested on behalf of a number of national governments as well as a wide range of institutional investors. Prior to establishing SDCL, Mr. Maxwell was at HSBC Infrastructure and managed the initial public offering of the HSBC Infrastructure Company Limited, the first main market, London Stock Exchange listed infrastructure investment company, which now has market capitalisation of over $3 billion. Mr. Maxwell has a degree in Modern History from Oxford University. We believe that Mr. Maxwell is well qualified to serve as a director and Co-CEO because of his extensive experience in capital markets, international finance, infrastructure and private equity.

Michael Feldman has served as Co-Chief Executive Officer SDCL EDGE Acquisition Corporation since October 2021. Mr. Feldman has over 20 years of investing experience in infrastructure. Mr. Feldman is currently the Chief Executive Officer of Tactical Infrastructure Partners, an infrastructure fund manager, which he founded. Prior to this role, Mr. Feldman was a Managing Director and head of infrastructure for Sixth Street Partners (from 2013 to 2020), where he focused on opportunistic infrastructure investments. Prior to joining Sixth Street Partners, Mr. Feldman worked at Goldman Sachs and ultimately held the title of Managing Director. At Goldman Sachs, he was responsible for alternative energy investing within the Americas Special Situations Group. In these roles, Mr. Feldman has served on the boards of directors of numerous portfolio companies. His focus is on alternative/renewable and conventional energy in the form of private equity, corporate lending, project finance, and structured investing. Mr. Feldman received a B.A. in Computer Science from Columbia University. We believe Mr. Feldman is well qualified to serve as Co-CEO because of his extensive experience in private equity and infrastructure investing.

Ned Davis has served as Chief Financial Officer and Chief Operating Officer SDCL EDGE Acquisition Corporation since March 2021. Mr. Davis has served as Chief Financial Officer and Chief Operating Officer of SDCL EE CO US LLC and Chief Financial Officer of New York Energy Efficiency Investments LLC since 2015. Mr. Davis has served as Managing Principal of Sustainable Development Capital LLC, a FINRA licensed Broker-Dealer since 2014. Prior to 2014, Mr. Davis served as the co-founder, Chief Investment Officer and Managing Principal of North River Capital LLC, a New York-based equity investment fund manager, from 2005 to 2014, and Taconic Capital Group Inc. a FINRA licensed research and investment banking broker-dealer from 1999 to 2010. Prior to 1999 Mr. Davis was a sell-side equity securities analyst and M&A investment banker for several Wall Street firms, including most recently Lazard Freres & Co. and Oppenheimer & Co. Mr. Davis holds licenses with FINRA as a Managing Principal, Securities Analyst, FIN-OP and Investment Banker. Mr. Davis received his M.B.A. from the Harvard University Business School, with distinction, and his B.A. from Williams College, cum laude. We believe that Mr. Davis is well qualified to serve in our management because of his extensive financial and business experience.

Lolita Jackson, MBE has served on the board of directors of SDCL EDGE Acquisition Corporation since May 2021. Ms. Jackson has been appointed as the Executive Director of Sustainable Cities at SDCL. Until recently, she served as the Special Advisor of Climate Policy and Programs in the NYC Mayor’s Office. Ms. Jackson was the climate diplomat for NYC, and administered activities with C40 and other global climate and resilience networks, as well as the UN and cities around the world. Ms. Jackson was also part of the team responsible for OneNYC, NYC’s overall resilience plan, and has held numerous positions within the NYC Mayor’s Office over a 15-year period, including Director of External Affairs for the Special Initiative for Rebuilding and Resiliency, which produced NYC’s post-Hurricane Sandy resiliency plan A Stronger, More Resilient New York, Director of External Affairs of the Housing Recovery Office, Director of Special Projects, where she was in charge of operational city agencies for the Second Avenue Subway and Barclays Center projects, and Manhattan Director of Community Affairs. Prior to her career in government, Ms. Jackson worked at Morgan Stanley for 12 years and was Vice President for Morgan Stanley Investment Management responsible for a $10 billion product line. Ms. Jackson is the immediate past Chairman of the Royal Society of Arts US, US Advisory Board Chairman of the British American Project, a Trustee Emerita of the Children’s Aid Society, Vice Chair of the National Jazz Museum in Harlem, President of the Penn Class of 1989, and a fellow of the US-Japan Leadership Program. Ms. Jackson is a Senior Advisor of Penn Perry World House, a globally focused think tank, and was appointed a Member of the Order of the British Empire by Queen Elizabeth II in 2021. Ms. Jackson studied Applied Science concentrating in Chemical Engineering and is an alumna of the University of Pennsylvania. We believe that Ms. Jackson is well qualified to serve as a director because of her extensive experience in climate policy and government affairs.

William Kriegel has served on the board of directors of the SDCL EDGE Acquisition Corporation since May 2021. Mr. Kriegel is currently Chairman of the Board of K Road Management, LLC with an outstanding track record of shareholder value creation over a 45-year career. Previously Mr. Kriegel was Chairman of the Board of Sithe Energies, a company he founded. Mr. Kriegel was also a co-founder of the National Independent Energy Producers (the “NIEP”), a Washington, D.C. based entity established to represent the independent power producing industry. Mr. Kriegel has served in various leadership and board positions at several energy water and waste management companies, including Aqua Alliance, Vivendi North America and Montenay International. He also serves on the Local Executive Board at the University of Montana-Western and is a board member of The University of Montana Western Foundation. We believe that Mr. Kriegel is well qualified to serve as a director because of his extensive board experience, as well as building businesses as chairman and chief executive.

Ana Maria Machado Fernandes has served on the board of directors of the SDCL EDGE Acquisition Corporation since May 2021. Mrs. Fernandes is currently a Director at Banco CTT, a wholly owned subsidiary of Correios de Portugal (CTT). Previously, Mrs. Fernandes was a Director at Caixa Geral de Depósitos, the largest Portuguese Bank (2017-2021) and a Director at BCI — Banco Comercial e de Investimentos, the largest bank in Mozambique (2020-2023). Mrs. Fernandes also served on the executive board of directors for EDP Energias de Portugal SA (2006-2012) and was executive CEO of EDP Renewables (2007-2012) and EDP Brasil (2012-2015). Previously she was a manager/ director at GALP Energia (Oil & Gas) (2000-2006) and CEO of GALP Power, a subsidiary of GALP Energia for developing projects related to wind, cogeneration and one of the first CCGT’s in Portugal (2004-2006). From 1998 until 2000, Mrs. Fernandes was a business strategy and portfolio senior manager for Gas de Portugal. Mrs. Fernandes was also a board member of several companies of Banco de Fomento e Exterior, and, after it was acquired by Banco Português de Investimento, she assumed responsibilities at the corporate finance department as leader of an investment banking team and manager of the bank (1995-1998). From 1989 until 1994 she was a senior financial analyst and manager at Efisa — Sociedade de Investimento, S.A., the Portuguese arm of SG Warburg, later Banco Efisa. Mrs. Fernandes was a member of the Advisory Board of the Science and Technology Faculty of Universidade Nova de Lisboa (2018-2021) and a past Director of COTEC (2008-2011), an innovation body sponsored by the Portuguese Presidency. Mrs. Fernandes holds a degree in economics and a post-graduate degree in international finance both from the economy faculty at Universidade do Porto. She has an MBA from Universidade do Porto/Universidade Nova de Lisboa and a certification in Corporate Governance from INSEAD. We believe that Mrs. Fernandes is well qualified to serve as a director because of her extensive experience in both executive and non-executive boards of directors, her experience in the energy sector and her capital markets experience.

Michael Naylor has served on the board of directors of the SDCL EDGE Acquisition Corporation since May 2021. Mr. Naylor is the current Chairman of the Board of Jupiter Green Investment Trust plc, a company listed on the Main Market of the London Stock Exchange and recognized as one of the UK’s leading sustainability investing companies. Mr. Naylor sat as Chairman of the Audit Committee from 2012 to 2015 and was appointed Chairman of the Board in September 2015. He is a Member of New York based K Road Mobility LLC (2019) and K Road Technology

LLC (2020). His Advisory Board appointments include private equity firm XPV Water Partners LLC based in Toronto (since 2008) and Sylvera Limited based in London. (2021). From 2013 to 2020 Mr. Naylor was Senior Advisor to the Private Equity Firm Actis where he remains a member of the Partnership Co-Investment Vehicle of funds AE3 and AE4. From 2011 to 2019 Mr. Naylor was Chairman of the Advisory Board and shareholder of Greentech Capital LLC (today Nomura Greentech). Mr. Naylor was appointed a board member of The Cambridge Institute of Sustainability Leadership in 2013. The Institute is part of the University of Cambridge within the School of Technology. Mr. Naylor is a graduate of the Institute’s Management Program. We believe that Mr. Naylor is well qualified to serve as a director considering his valuable experience advising technology driven growth business, a stellar track record of public company board governance and his broad international experience working with leading sustainability focused companies.

Karl Olsoni has served on the board of directors of the SDCL EDGE Acquisition Corporation since May 2022. Mr. Olsoni has more than 35 years of international energy sector experience. He served as an independent director of Canadian Solar (NASDAQ: CSIQ) from 2020 to 2023 where he served as a member of the Audit Committee and Chair of the Sustainability Committee. He is currently an Operating Partner with Quinbrook Infrastructure Partners, an infrastructure fund manager investing in clean energy infrastructure and the energy transition in the United States, the United Kingdom and Australia. He is also a Partner with the K Road group of companies which invests in battery storage, waste transformation and e-mobility. He previously served as Managing Director of the Clean Energy and Infrastructure team at Capital Dynamics where he and his partners raised and invested approximately $1 billion in clean energy infrastructure projects. Mr. Olsoni was formerly Chief Financial Officer and Senior Vice President of PPM Energy Inc. (now Iberdrola Renewables/Avangrid), a US-based energy company, and Chief Financial Officer of Koch Materials, Inc., a unit of Koch Industries, Inc. Before that, he spent 16 years with the Southern Company where he was part of the original management team that built the Southern Company’s independent power and merchant energy business (Southern Energy, Inc., later Mirant, Inc. and NRG Energy, Inc.) into one of the largest independent power producers in the world. Mr. Olsoni holds a Bachelor of Arts degree in Economics from George Washington University and an MBA from the College of William and Mary. We believe that Mr. Olsoni is well qualified to serve as a director because of his extensive experience advising boards of directors and his experience with senior renewable energy and energy transition roles.

Director Independence

The NYSE listing standards require that a majority of our board of directors be independent. Our board of directors has determined that Ana Maria Machado Fernandes, William Kriegel, Michael Naylor and Karl Olsoni are “independent directors” as defined in the NYSE listing standards. Our independent directors will have regularly scheduled meetings at which only independent directors are present. Steven J. Gilbert served on the board of directors as an “independent director” as defined in the NYSE listing standards since May 2021, until his resignation on March 9, 2022. Mr. Gilbert’s decision to leave the board of directors was not the result of any dispute or disagreement between SEDA and Mr. Gilbert and/or the board of directors and Mr. Gilbert on any matter relating to SEDA’s operations, policies or practices, including its controls of financial-related matters.

Number, Terms of Office and Election of Officers and Directors

Our board of directors is divided into three classes, with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. In accordance with the NYSE corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on the NYSE. The term of office of the first class of directors, consisting of Ana Maria Machado Fernandes and William Kriegel, will expire at our first annual general meeting. The term of office of the second class of directors, consisting of Michael Naylor and Karl Olsoni, will expire at our second annual meeting of shareholders. The term of office of the third class of directors, consisting of Jonathan Maxwell and Lolita Jackson, MBE, will expire at our third annual meeting of shareholders.

Prior to the completion of an initial business combination, any vacancy on the board of directors may be filled by a nominee chosen by holders of a majority of our SEDA Class B Shares. In addition, prior to the completion of an initial business combination, holders of a majority of our SEDA Class B Shares may remove a member of the board of directors for any reason.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our Amended and Restated Memorandum and Articles of Association as it deems appropriate. Our Amended and Restated Memorandum and Articles of Association provide that our officers may consist of one or more chairman of the board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the board of directors.

Committees of the Board of Directors

Our board of directors has three standing committees: an audit committee, a nominating committee and a compensation committee. Each of our audit committee, compensation committee and nominating committee are comprised solely of independent directors. Each committee operates under a charter that was approved by our board of directors and has the composition and responsibilities described below. The charter of each committee is available on our website.

Audit Committee

The members of our audit committee are Michael Naylor, Ana Maria Machado Fernandes and Karl Olsoni. Karl Olsoni currently serves as the Chairman of the audit committee. Our board of directors has determined that each of Michael Naylor, Ana Maria Machado Fernandes and Karl Olsoni are independent under the NYSE listing standards and applicable SEC rules. Each member of the audit committee is financially literate and our board of directors has determined that Michael Naylor, Ana Maria Machado Fernandes and Karl Olsoni qualify as an “audit committee financial expert” as defined in applicable SEC rules. Steven J. Gilbert served as member and Chairman of the audit committee until his resignation from the board of directors on March 9, 2022. Following Mr. Gilbert’s resignation, Michael Naylor was appointed interim Chairman of the audit committee. On May 30, 2022, Karl Olsoni was appointed Chairman of the audit committee. William Kriegel served as a member of the audit committee until his resignation from the audit committee on November 16, 2023. Mr. Kriegel remains a director on the Company board of directors. Mr. Kriegel’s decision to leave the audit committee was not the result of any dispute or disagreement between the Company and Mr. Kriegel and/or the audit committee and Mr. Kriegel on any matter relating to the Company’s operations, policies or practices, including its controls of financial-related matters.

We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee. The audit committee is responsible for:

(i)	meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

(ii)	monitoring the independence of the independent registered public accounting firm;

(iii)	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

(iv)	inquiring and discussing with management our compliance with applicable laws and regulations;

(v)	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

(vi)	appointing or replacing the independent registered public accounting firm;

(vii)	determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

(viii)	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

(ix)	monitoring compliance on a quarterly basis with the terms of the Initial Public Offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of the Initial Public Offering; and

(x)	reviewing and approving all payments made to our existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Nominating Committee

The members of our nominating committee are William Kriegel, Michael Naylor, Ana Maria Machado Fernandes and Karl Olsoni. Michael Naylor serves as chairman of the nominating committee. Under the NYSE listing standards, we are required to have a nominating committee composed entirely of independent directors. Our board of directors has determined that each of William Kriegel, Michael Naylor, Ana Maria Machado Fernandes and Karl Olsoni are independent. Steven J. Gilbert served as member of the nominating committee until his resignation from the board of directors on March 9, 2022. Following Mr. Gilbert’s resignation, Karl Olsoni was appointed member of the SEDA Board and the Nominating Committee on May 30, 2022.

We have adopted a nominating committee charter, which details the purpose and principal functions of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, specified in a charter adopted by us, generally provide that persons to be nominated:

(i)	should have demonstrated notable or significant achievements in business, education or public service;

(ii)	should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

(iii)	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee considers a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee requires certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and considers the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

The members of our compensation committee are William Kriegel, Michael Naylor, Ana Maria Machado Fernandes and Karl Olsoni and Michael Naylor serves as chairman of the compensation committee.

Our compensation committee is composed entirely of independent directors. Our board of directors has determined that each of William Kriegel, Michael Naylor, Ana Maria Machado Fernandes and Karl Olsoni are independent. Steven J. Gilbert served as member of the compensation committee until his resignation from the board of directors on March 9, 2022. We adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

(i)	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

(ii)	reviewing and approving the compensation of all of our other Section 16 executive officers;

(iii)	reviewing our executive compensation policies and plans;

(iv)	implementing and administering our incentive compensation equity-based remuneration plans;

(v)	assisting management in complying with our proxy statement and annual report disclosure requirements;

(vi)	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

(vii)	producing a report on executive compensation to be included in our annual proxy statement; and

(viii)	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the NYSE and the SEC.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on our board of directors.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. A copy of the Code of Ethics will be provided without charge upon request from us. A copy of the Code of Ethics is also available on our website. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)	duty to act in good faith in what the director or officer believes to be in the best interests of SEDA as a whole;

(ii)	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)	directors should not improperly fetter the exercise of future discretion;

(iv)	duty to exercise powers fairly as between different sections of shareholders;

(v)	duty not to put themselves in a position in which there is a conflict between their duty to SEDA and their personal interests; and

(vi)	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to SEDA and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Amended and Restated Memorandum and Articles of Association or alternatively by shareholder approval at general meetings.

Our management team, in their capacities as directors, officers or employees of SDCL, SDCL Funds, the Sponsor or their affiliates, or in their other endeavours, may be required to present potential Business Combinations to the related entities described above, current or future entities affiliated with or managed by the Sponsor, or third parties, before they present such opportunities to us, subject to his or her fiduciary duties under Cayman Islands law and any other applicable fiduciary duties. Investment ideas generated within SDCL may be suitable for both us and for current or future SDCL Funds and may be directed to such SDCL Funds rather than us. In particular, SDCL or its affiliates, as well as SDCL Funds, may sponsor, invest in, or otherwise become involved with, other blank check companies similar to ours (including with respect to the target sector and geographic areas of focus) during the period in which we are seeking an initial business combination, and members of our management team may participate in, and have contractual and fiduciary duties towards, such other blank check companies. Any such companies may present additional conflicts of interest in pursuing an acquisition target, particularly in the event there is overlap among the management teams.

SDCL as well as certain of our officers and directors presently have, and any of them in the future may have additional, fiduciary and contractual duties to SDCL, SDCL Funds, the Sponsor, their affiliates, or to certain other entities in which they or such entities have invested or which they or other such entities have advised, including companies in industries we may target for our initial business combination. These entities may compete with us for acquisition opportunities. As a result, if SDCL or any of our officers or directors becomes aware of a Business Combination opportunity that is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, then, subject to their fiduciary duties under Cayman Islands law, he or she will need to honour such fiduciary or contractual obligations to present such Business Combination opportunity to such entity, before we can pursue such opportunity. If these other entities decide to pursue any such opportunity, we may be precluded from pursuing the same. See “Risk Factors — SEDA directors and officers and the Sponsor and its affiliates may have interests in the Business Combination different from the interests of Public Shareholders and SEDA Public Warrant holders.”

However, we do not expect these duties to materially affect our ability to complete our initial business combination. Our Amended and Restated Memorandum and Articles of Association provide that to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other.

Notwithstanding the foregoing, we may, at our option, pursue an “Affiliated Joint Acquisition” with any such fund or investment vehicle. Such entity may co-invest with us in the target business at the time of our initial business combination, or we could raise additional proceeds to complete the acquisition by making a specified future issuance to any such fund or vehicle.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties, contractual obligations or other material management relationships:

Individual	Entity	Entity’s Business	Affiliation
Jonathan Maxwell	SDCL (Sustainable Development Capital LLP)(1)	Investment Company	Chief Executive Officer

William Kriegel	K Road Management LLC	Energy Related Investment and Management Company	Director

	Local board University of Montana-Western	University	Director

	University of Montana-Western Foundation	University Foundation	Director

Individual	Entity	Entity’s Business	Affiliation
Michael Naylor	Jupiter Green Investment Trust plc	Sustainability investing companies	Director

	Sun New Energy Holdings Limited	Energy Related Holding Company	Director

	K Road Mobility LLC	Energy Related Investment and Management Company	Director

	K Road Technology LLC	Energy Related Investment and Management Company	Director

	Hobbs & Towne LLC	Executive Search Firm	Operating Partner

	The Cambridge Institute of Sustainability Leadership	Educational Facility	Director

Lolita Jackson, MBE	SDCL (Sustainable Development Capital LLP)	Investment Company	Employee, Executive Director of Sustainable Cities

Ana Maria Machado Fernandes	Banco CTT	Portuguese Bank	Director

	Caixa Geral de Depósitos	Portuguese Bank	Director

	BCI–Banco Comercial e de Investimentos (Mz)	Bank	Director

Ned Davis	SDCL EE CO US LLC	Manager of infrastructure renewable energy and energy efficiency investments	Chief Financial Officer

	New York Energy Efficiency Investments LLC	Private equity fund	Chief Financial Officer

	Sustainable Development Capital LLC	FINRA and SEC registered and licensed Broker-Dealer	Managing Principal

Michael Feldman	Tactical Infrastructure Partners GP, LLC	Alternative Investment Management	Chief Executive Officer

	Tactical Infrastructure Partners, LP	Alternative Investment Management	Limited Partner

Karl Olsoni	Quinbrook Infrastructure Partners	Energy related fund management company focused on renewable energy and the energy transition	Operating Partner

	K Road Mobility LLC	Energy Related Investment and Management Company	Director

(1)	Includes certain of its funds and other affiliates including portfolio companies.

Potential investors should also be aware of the following other potential conflicts of interest:

(i)	Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a Business Combination and their other businesses. We do not intend to have any full-time employees prior to the completion of the Business Combination. Each of our executive officers is engaged in several other business endeavours for which he may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs.

(ii)	The Sponsor subscribed for SEDA Class B Shares prior to the Initial Public Offering and purchased SEDA Private Warrants in a transaction that closed simultaneously with Initial Public Offering.

(iii)	The Sponsor, the A-Anchor Investors and each member of our board and management team have entered into an agreement with us, pursuant to which they have agreed to (i) waive their redemption rights with respect to any SEDA Class B Shares and Public Shares held by them in connection with the completion of our initial business combination including, without limitation, any such rights available in the context of a shareholder vote to approve such initial business combination, or a shareholder vote to approve an amendment to our Amended and Restated Memorandum and Articles of Association (A) that would modify the substance or timing of our obligation to provide holders of SEDA Class A Shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by July 2, 2024 (or, if the Second Extension is approved, by August 2, 2024, with the option for the SEDA Board to implement up to three additional one-month extensions up to November 2, 2024), or such later date that may be approved by SEDA shareholders, or (B) with respect to any other provision relating to the rights of the holders of the SEDA Class A Shares and (ii) waive their rights to liquidating distributions from the Trust Account with respect to any SEDA Class B Shares they hold if we fail to consummate an initial business combination by July 2, 2024 (or, if the Second Extension is approved, by August 2, 2024, with the option for the SEDA Board to implement up to three additional one-month extensions up to November 2, 2024), or such later date that may be approved by SEDA shareholders (although the Sponsor and Anchor Investors and each member of our management team will be entitled to liquidation rights with respect to any Public Shares held by them if we fail to consummate a Business Combination within the prescribed time frame). If we do not complete our initial business combination within the prescribed time frame, the SEDA Private Warrants will expire worthless. Except as described herein, the Sponsor, our Anchor Investors and our directors and executive officers have agreed not to transfer, assign or sell any of their SEDA Class B Shares until the earliest of (A) one year after the completion of our initial business combination and (B) subsequent to our initial business combination, the earlier to occur of (x) the first date on which the closing price of the SEDA Class A Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property. Except as described herein, the SEDA Private Warrants will not be transferable until thirty (30) days following the completion of the Business Combination. Because each of our executive officers and directors will own ordinary shares or warrants directly or indirectly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate the Business Combination.

Our Advisor, Sponsor, officers and directors may sponsor, form or participate in other blank check companies similar to ours during the period in which we are seeking an initial business combination. Any such companies may present additional conflicts of interest in pursuing an acquisition target, particularly in the event there is overlap among investment mandates.

Furthermore, in no event will the Sponsor or any of our existing officers or directors, or their respective affiliates, be paid by us any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the completion of our initial business combination, other than the following payments, none of which were made from the proceeds of the Initial Public Offering and the sale of the SEDA Private Warrants held in the Trust Account prior to the completion of our initial business combination: repayment of up to an aggregate of

$500,000 in loans made to us by the Sponsor to cover offering-related and organizational expenses; reimbursement for office space, secretarial and administrative services provided to us by an affiliate of the Sponsor, in the amount of $20,000 per month; procurement by us and the Sponsor to transfer from the Sponsor of the legal and beneficial title to at least 659,844 Class B ordinary shares (subject to amendment in the Business Combination Agreement and/or Sponsor Support Agreement) or, at the sole election of the Sponsor, the payment of an amount equal to the cash value (as determined as of the date of such payment) of such number of Class B ordinary shares; reimbursement for any out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination; and repayment of loans which may be made by the Sponsor or an affiliate of the Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. Up to $1,500,000 of such loans (allocated as up to $1,200,000 from Sponsor and up to $150,000 from each of Capricorn and Seaside) may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant at the option of the lender. Pursuant to a share letter dated October 17, 2023, as amended on May 10, 2024, entered into by and between SEDA and Harebell S.r.l. (“Harebell”), an Italian limited liability company with registered office in Milan, whose majority shareholder and sole director is Mr. Nicolò Dubini, Harebell will be paid a finder’s fee of 22,334 SEDA Class A Shares in connection with consummation of the Business Combination.

We cannot assure you that any of the above mentioned conflicts will be resolved in our favour.

If we seek shareholder approval, we will complete our initial business combination only if we obtain the approval of an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of SEDA. In such case, the Sponsor and A-Anchor Investors and each member of our management team have agreed to vote their SEDA Class B Shares and Public Shares in favour of our initial business combination, and the B-Anchor Investors have agreed to vote their SEDA Class B Shares in favour of our initial business combination.

Executive Compensation

None of our executive officers or directors have received any cash compensation for services rendered to us. Commencing October 29, 2021, the date that our securities were first listed on the NYSE, through the earlier of consummation of our initial business combination and our liquidation, we will reimburse an affiliate of the Sponsor for office space, secretarial and administrative services provided to us in the amount of $20,000 per month. On October 28, 2021, we entered into an agreement with the Sponsor and SDCL to appoint Sustainable Developmental Capital LLP as an advisor (the “Advisor”) to provide administrative, consulting and other services to us and the Sponsor as may be required by us or the Sponsor to properly conduct their businesses. The services provided by SDCL shall not grant SDCL any authorization to take any investment or other decisions with respect to the Sponsor and us. In consideration for such services rendered by SDCL, (i) we and the Sponsor shall procure the transfer from the Sponsor of the legal and beneficial title to at least 659,844 SEDA Class B Shares (subject to amendment in the Business Combination Agreement and/or Sponsor Support Agreement) or, at the sole election of the Sponsor, the payment of an amount equal to the cash value (as determined as of the date of such payment) of such number of SEDA Class B Shares, subject to amendments as part of the Business Combination Agreement, and (ii) the Sponsor shall pay to our Advisor the sum of $20,000 per month as an ongoing advisory fee up to the completion of the winding up and liquidation of the Sponsor. SDCL shall also be entitled to reimbursement by us of certain costs and expenses incurred in connection with such services. In addition, the Sponsor, executive officers and directors, or their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. Our audit committee will review on a quarterly basis all payments that were made by us to the Sponsor, executive officers or directors, or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by us to the Sponsor, executive officers and directors, or their respective affiliates, prior to completion of our initial business combination.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed Business Combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely that the amount of such compensation will be known at the time of the proposed Business Combination, since the directors PubCo will be responsible for determining executive officer and director compensation. Any compensation to be paid to SEDA’s officers and directors will be determined by PubCo in such manner as deemed appropriate by the PubCo Board.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Principal Accounting Fees and Services

Fees for professional services provided by our independent registered public accounting firm for the years ended December 31, 2023 and 2022 include:

USD in thousands	For the Year ended December 31, 2023	For the Year ended December 31, 2022
Audit Fees(1)	97,850	157,666
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
All Other Fees(4)	—	—
Total	97,850	157,666

(1)	Audit Fees. Audit fees and the reviews of the interim financial statements included in our quarterly reports on Form 10-Q consist of fees billed for professional services rendered for the audit of our year-end financial statements.
(2)	Audit-Related Fees. Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our year-end financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.
(3)	Tax Fees. Tax fees consist of fees billed for professional services relating to tax compliance, tax planning and tax advice.
(4)	All Other Fees. All other fees consist of fees billed for all other services including permitted due diligence services related to a potential Business Combination.

Policy on Board Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Auditors

The audit committee is responsible for appointing, setting compensation and overseeing the work of the independent auditors. In recognition of this responsibility, the audit committee shall review and, in its sole discretion, pre-approve all audit and permitted non-audit services to be provided by the independent auditors as provided under the audit committee charter.

The SEDA Governing Documents provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an executive officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as SEDA and (ii) SEDA renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or executive officer, on the one hand, and SEDA, on the other. SEDA’s directors and executive officers are also not required to commit any specified amount of time to the affairs of SEDA, and, accordingly, will have conflicts of interest in allocating management time among various business activities, including identifying potential business combinations and monitoring the related due diligence. For further information related to potential conflicts of interests, see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and SEDA’s Directors and Officers in the Business Combination” in this proxy statement/prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SEDA

The following discussion and analysis of SEDA’s financial condition and results of operations should be read together with its audited financial statements and the notes related thereto, appearing elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to SEDA’s plans, objectives, expectations, projections, and strategy for its business, includes forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under the “Risk Factors” section and elsewhere in this proxy statement/prospectus, SEDA’s actual results could differ materially from the results described in or implied by these forward-looking statements contained in the following discussion and analysis. Please also see the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” “SEDA” or the “Company” refer to SDCL EDGE Acquisition Corporation, a blank check company incorporated as a Cayman Islands exempted company. References to our “management” or our “management team” refer to our officers and directors, and references to the “Sponsor” refer to SDCL EDGE Sponsor LLC, a Cayman Islands limited liability company. References to our “initial shareholders” refer to Sponsor and the Anchor Investors and any other holders of our shares prior to the Initial Public Offering.

Overview

SEDA is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. SEDA was incorporated as a Cayman Islands exempted company on February 16, 2021.

On November 2, 2021, SEDA consummated its Initial Public Offering (the “Initial Public Offering”) of 17,500,000 SEDA Units. The SEDA Units from the Initial Public Offering (including the over-allotment option) were sold at an offering price of $10.00 per unit, generating total gross proceeds of $175,000,000. Simultaneously with the consummation of its Initial Public Offering and the exercise of the underwriters’ over-allotment option, SEDA consummated the private placement of 8,250,000 SEDA Private Warrants at a purchase price of $1.00 per SEDA Private Warrant to the Sponsor, Capricorn and Seaside generating gross proceeds to SEDA of $8,250,000.

On November 16, 2021, the Initial Public Offering underwriters partially exercised a 45-day option to purchase up to 2,625,000 additional SEDA Units to cover over-allotments and purchased an additional 2,495,246 SEDA Units (the “Over-Allotment Units”), generating gross proceeds of $24,952,460. Simultaneously with the closing of the exercise of the over-allotment option, SEDA consummated the sale of 748,574 warrants (the “Over-Allotment Warrants”) at a purchase price of $1.00 per warrant in a private placement to the Sponsor and the A-Anchor Investors, generating gross proceeds of $748,574.

Following the closing of the Initial Public Offering, the sale of the SEDA Private Warrants, the sale of the Over-Allotment Units, and the sale of the Over-Allotment Warrants, an amount of $201,951,985 was placed into the Trust Account and was invested in U.S. government treasury obligations with maturities of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of the Business Combination; (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Amended and Restated Memorandum and Articles of Association to modify the substance or timing of SEDA’s obligation to redeem 100% of the Public Shares if SEDA does not complete the initial Business Combination within 24 months from the closing of the Initial Public Offering; and (iii) absent an initial Business Combination within 24 months from the closing of the Initial Public Offering or with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, the return of the funds held in the Trust Account to the Public Shareholders as part of the redemption of the Public Shares. Following the extraordinary general meeting in connection with the Extension, SEDA moved the funds in the Trust Account out of investment in securities and into an interest-bearing bank deposit account, to remain until the earlier of consummation of the initial Business Combination or liquidation. The funds in the Trust Account may only be (i) held uninvested, (ii) held in an interest-bearing bank demand deposit account, or (iii) held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act.

On October 30, 2023, SEDA held an Extraordinary General Meeting of SEDA’s shareholders. At the Extraordinary General Meeting, SEDA’s shareholders approved a proposal to amend SEDA’s Amended and Restated Memorandum and Articles of Association to extend the date by which SEDA must consummate an initial business combination (the “Extension”) from November 2, 2023, to March 2, 2024 (the “Extended Date”), and to allow the SEDA Board, without another shareholder vote, to elect to further extend the date to consummate an initial Business Combination after the Extended Date up to four times, by an additional month each time, up to July 2, 2024. The first additional one-month extension was approved by the SEDA Board on February 27, 2024, extending the deadline by which SEDA must complete its Business Combination to April 2, 2024. The second additional one-month extension was approved by the SEDA Board on March 27, 2024, extending the deadline by which SEDA must complete its Business Combination to May 2, 2024. The third additional one-month extension was approved by the SEDA Board on April 29, 2024, extending the deadline by which SEDA must complete its Business Combination to June 2, 2024. The fourth additional one-month extension was approved by the Board on May 24, 2024, extending the deadline by which SEDA must complete its Business Combination to July 2, 2024. On June 6, 2024, SEDA publicly filed with the SEC a definitive proxy statement disclosing a proposal to approve a Second Extension of the deadline by which SEDA must complete its Business Combination, from July 2, 2024 to August 2, 2024, with the option for the SEDA Board to implement up to three additional one-month extensions up to November 2, 2024. The extraordinary general meeting to vote on the Second Extension is scheduled for June 27, 2024.

In connection with the Extension, a total of 44 shareholders elected to redeem an aggregate of 6,817,313 Class A ordinary shares, representing approximately 34.1% of the issued and outstanding Class A ordinary shares. As a result, $72,500,000 was paid out of the SEDA Trust Account in connection with the redemptions, representing a redemption price per Class A ordinary share of approximately $10.64.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities for the period from February 16, 2021 (inception) through March 31, 2024 were organizational activities, those necessary to prepare for our Initial Public Offering, described below, and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. We do not expect to generate any operating revenues until after the completion of our initial Business Combination. We generate non-operating income in the form of interest income or gains (losses) on investments held in our Trust Account after the Initial Public Offering. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

Results of operations for the three months ended March 31, 2024

For the three months ended March 31, 2024, we had a net loss of $5,644,970, which was a result of operating and formation costs of $5,180,397, a loss in the change in fair value of warrant liabilities and promissory notes of $2,303,743, interest expense of $13,600, and a loss on the fair value of the derivative liability - promissory note - related party redemption feature of $2,247, which was partially offset by interest income earned on the assets held in the Trust Account of $1,855,017.

For the three months ended March 31, 2023, we had net income of $297,984, which was a result of a loss in fair value of warrant liabilities of $569,886 and operating and formation costs of $1,329,853, which was offset by a gain on the investments held in the Trust Account of $2,197,723.

Results of operations for the year ended December 31, 2023

For the year ended December 31, 2023, we had net income of $3,865,812, which was a result of a gain on the investments held in the Trust Account of $7,405,484, a gain in the change in fair value of warrant liabilities and promissory notes of $2,480,294, interest income of $1,993,443, and a gain in the change in the fair value of derivative liability of $348, which was partially offset by operating and formation costs of $8,010,627 and interest expense of $3,130.

For the year ended December 31, 2022, we had net income of $4,822,634, which resulted from a gain on change in the fair value of warrant liabilities of $6,458,708, a gain on the investments held in the Trust Account of $2,689,177 and a gain on the waiver of deferred underwriting fees of $342,975, which was partially offset by operating and formation costs of $4,668,226.

Liquidity and Capital Resources

Liquidity and capital resources for the three months ended March 31, 2024

For the three months ended March 31, 2024, net cash used in operating activities was $339,485, which was due to a net loss of $5,644,970 and interest income earned on assets held in the Trust Account of $1,855,017, offset by changes in operating assets and liabilities of $4,840,912, a loss in the change in fair value of warrant liabilities and promissory notes of $2,303,743, interest expense of $13,600, and a loss on the change in fair value of derivative liabilities of $2,247.

For the three months ended March 31, 2023, net cash used in operating activities was $228,839, which was due to changes in operating assets and liabilities of $451,404, net income of $297,984, a loss in the fair value of warrant liabilities of $569,886 and share-based compensation of $649,610 offset by a gain on investments held in the Trust Account of $2,197,723.

For the three months ended March 31, 2024, net cash used in investing activities was $749,964, which was due solely to advances to the Trust Account.

For the three months ended March 31, 2024, net cash provided by financing activities was $749,964, which was due solely to advances from the Sponsor and A-Anchor Investors.

For the three months ended March 31, 2023, there was no cash provided by financing or investing activities.

Liquidity and capital resources for the year ended December 31, 2023

For the year ended December 31, 2023, net cash used in operating activities was $958,750, which was due to a gain on investments held in the Trust Account of $7,405,484, a gain in the change in fair value of warrant liabilities and promissory notes of $2,480,294, interest income of $1,993,443, and a gain in the change in fair value of derivative liabilities of $348, partially offset by changes in operating assets and liabilities of $4,843,204, net income of $3,865,812, share-based compensation of $2,208,673, and interest expense of $3,130.

For the year ended December 31, 2022, net cash used in operating activities was $755,582, which was due to a gain in the fair value of warrant liabilities of $6,458,708, a gain on investments held in the Trust Account of $2,689,177, and a gain on the waiver of deferred underwriting fees of $342,975, offset by net income of $4,822,634, share-based compensation of $2,634,528, and changes in operating assets and liabilities of $1,278,116.

For the year ended December 31, 2023, net cash provided by investing activities was $71,970,554, which was due to proceeds from the Trust Account for payment to redeeming shareholders of $72,546,420, partially offset by advances to the Trust Account of $575,866.

For the year ended December 31, 2023, net cash used in financing activities was $71,258,054, which was due to payment to redeeming shareholders of $72,546,420, partially offset by proceeds from issuance of convertible promissory notes of $712,500 and advances from the Sponsor and A Anchor Investors of $575,866.

For the year ended December 31, 2022, there was no cash provided by financing or investing activities.

On November 2, 2021, the Company consummated the Initial Public Offering of 17,500,000 Units, at $10.00 per Unit, generating gross proceeds of $175,000,000.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 8,250,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement (the “First Private Placement”) to the Sponsor, Capricorn, and Seaside (together with Capricorn, the “A-Anchor Investors”) generating gross proceeds of $8,250,000.

The Company had granted the underwriters in the Initial Public Offering (the “Underwriters”) a 45-day option to purchase up to 2,625,000 additional Units to cover over-allotments, if any. On November 16, 2021, the Underwriters partially exercised the over-allotment option and purchased an additional 2,495,246 Over-Allotment Units, generating gross proceeds of $24,952,460, and incurred $499,049 in cash underwriting fees.

Simultaneously with the closing of the exercise of the over-allotment option, the Company consummated the sale of 748,574 warrants (the “Over-Allotment Warrants”) at a purchase price of $1.00 per warrant in a private placement (the “Second Private Placement” and, together with the First Private Placement, the “Private Placements”) to the Sponsor and the A-Anchor Investors, generating gross proceeds of $748,574.

Upon the closing of the Initial Public Offering, the sale of the Private Placement Warrants, the sale of the Over-Allotment Units, and the sale of the Over-Allotment Warrants, an amount of $201,951,985 was placed in a Trust Account. As of March 31, 2024, we had cash totaling $144,674,516 held in the Trust Account.

As of March 31, 2024, we had cash of $25,236 held outside the Trust Account. From December 2023 through May 2024, SEDA moved the funds in the Trust Account into an interest-bearing bank deposit account, to remain until the earlier of consummation of the initial Business Combination or liquidation. We use the proceeds from the Initial Public Offering held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less taxes payable), to complete our initial Business Combination. To the extent that our equity or debt is used, in whole or in part, as consideration to complete our initial Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

The Company will have until July 2, 2024 to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. Upon the approval of the Extension proposal, the Company entered into a funding undertaking and promissory note agreement with each of the Sponsor and the A-Anchor Investors pursuant to which each of the Sponsor and the A-Anchor Investors agreed, severally and not jointly, that for each month, or pro rata portion thereof if less than a month, until the earlier of (i) the date of the extraordinary general meeting held in connection with the shareholder vote to approve an initial Business Combination and (ii) July 2, 2024 (or any earlier date of termination, dissolution or winding up of the Company as determined in the sole discretion of the Company’s board of directors), the Sponsor and each of the A-Anchor Investors will make, in aggregate, extension deposits of $0.025 into the Trust Account for each remaining Public Share, up to a total of $250,000 per month.

The Company’s date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern one year from the date that the financial statements set forth herein are issued. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2024 and December 31, 2023.

Contractual Obligations

Registration Rights

The holders of the SEDA Class B Shares, Private Placement Warrants and Public Warrants (as defined below) that may be issued upon conversion of the working capital loans (the “Working Capital Loans”) (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants issued upon conversion of the Working Capital Loans) are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of a Business Combination. The Company bears the expenses incurred in connection with the filing of any such registration statements.

Funding Agreements

On November 2, 2023, the Company entered into Funding Undertaking and Promissory Notes with the Sponsor, Seaside and Capricorn in connection with deposits to made into the Trust Account in relation to the extension. Commencing two business days following the date of the agreement and on the first business day of each month thereafter until the earliest to occur of (i) the date of the consummation of an initial business combination, (ii) the date the winding up or liquidation of the Company becomes effective, and (iii) July 2, 2024, the Sponsor will fund non-interest bearing deposits of $174,116 into the Trust Account, whereas Seaside and Capricorn will each fund non-interest bearing deposits of $37,942 into the Trust Account. Pursuant to the terms of the Funding Agreement with the Sponsor, if SEDA consummates an initial business combination, then SEDA will settle each such monthly extension funding of the Sponsor with (i) a cash payment on or about the date of the consummation of its initial business combination to the Sponsor of the amount of such funding, and (ii) an issuance of 1,650 SEDA Class A Shares immediately prior to the date SEDA merges with or into another person in connection with its business combination, provided that SEDA will only be obliged to make the cash payment to the extent that it has cash available on or about the date of the consummation of its initial business combination after funding any redemptions of its SEDA Class A Shares, paying any cash consideration due in connection with its initial business combination, and taking into account any minimum cash conditions or similar conditions to the consummation of the initial business combination. Pursuant to the terms of the Funding Agreements with each of the A-Anchor Investors, on the date of the consummation of an initial business combination, SEDA will pay to each A-Anchor Investor an amount equal to the aggregate amount funded by such A-Anchor Investor pursuant to the respective Funding Agreement. In the event that prior to the date of the consummation of its initial business combination, SEDA winds up or liquidates, the Sponsor and A-Anchor Investors will have no claims under the respective Funding Agreement and SEDA will have no obligation to pay to the Sponsor and the A-Anchor Investors any amounts under the respective Funding Agreements.

Vendor Agreements

Since inception, the Company has engaged a legal firm (the “Legal Advisor”) to provide services related to the Company’s Initial Public Offering, the search for a prospective initial Business Combination, and the structuring of a transaction. Fees incurred by the Legal Advisor have been recorded as accrued contingent legal costs on the balance sheets. The payment of these fees is contingent upon the consummation of a Business Combination. As of March 31, 2024 and December 31, 2023, the Company had accrued contingent legal costs of $10,753,535 and $6,449,593, respectively.

On September 19, 2023, the Company entered into an agreement with a financial advisory firm (the “Financial Advisor”) for financial advisory services such as structuring a transaction, assistance in negotiations, guidance on valuation in connection with a transaction, and other customary services in connection with a Business Combination. Pursuant to this agreement, the Company will pay the Financial Advisor a fee of $7,000,000 contingent upon the consummation of a Business Combination. Additionally, upon the consummation of a private investment in public equity (“PIPE”) transaction, the Company will pay to the Financial Advisor a fee equal to 3.5% of (i) the gross proceeds raised or received by any PIPE issuer and/or its shareholders in the PIPE transaction, plus (ii) any amounts remaining in the Trust Account as of the closing of a Business Combination after giving effect to all redemptions of shares of the Company elected by the shareholders of the Company ((i) and (ii) together, the “Proceeds”) (the “PIPE Transaction Fee”). The PIPE Transaction Fee paid to the Financial Advisor shall not be less than 1.75% of the Proceeds. In addition to the compensation payable outlined above, the Company shall reimburse the Financial Advisor for all reasonable and documented legal and other advisors expenses incurred by the Financial Advisor. These expenses are expensed as incurred on the statement of operations. Such expenses are subject to a broken deal discount, which is applied to each expense and is to be collected contingent upon the consummation of the Company’s initial Business Combination. As of March 31, 2024, the total broken deal discount was $87,371.

Investment Advisory Agreement

On October 28, 2021, the Company and the Sponsor entered into an agreement with Sustainable Development Capital LLP (the “Advisor”), a London-based investment firm and affiliate of the Company and Sponsor, whereby the Advisor agreed to provide administrative, consulting, and other services to affect the Company’s initial Business Combination (the “Investment Advisory Agreement”). In consideration of the services performed: (1) the Company and Sponsor shall procure the transfer of the legal and beneficial title to at least 659,844 SEDA Class B Shares (subject to amendment in the Business Combination Agreement and/or Sponsor Support Agreement), or at the sole election of the Sponsor, the payment of an amount equal to the cash value (as determined as of the date of such payment) of such number of SEDA Class B Shares, to the Advisor immediately prior to the winding up and liquidation of the Sponsor, or such other date as shall be agreed in writing between the Sponsor and Advisor; and (2) the Sponsor shall pay to the Advisor the sum of $20,000 per month as an ongoing advisory fee subject to the terms and conditions of the Investment Advisory Agreement (the “Advisory Agreement”). The compensation expense related to the above transfer of 659,844 SEDA Class B Shares (subject to amendment in the Business Combination Agreement and/or Sponsor Support Agreement) is amortized on a straight-line basis from the Grant Date of October 28, 2021 (the date at which the Investment Advisory Agreement was signed, and the date at which all parties reached a mutual understanding of the key terms and conditions of the share-based payment) to November 2, 2023 (the original date at which the Combination Period for the Company’s initial Business Combination would have expired). Such Investment Advisory Agreement is accounted for under ASC Topic 718, Compensation — Stock Compensation (“ASC 718”).

For the three months ended March 31, 2024, there were no costs incurred associated with web-based services provided by the Advisor.

Administrative Support Agreement

On October 28, 2021, the Company entered into an agreement to pay an affiliate of the Sponsor a total of $20,000 per month for office space, administrative and support services. In connection with the Extension, the Company will cease paying these monthly fees upon the earlier of (i) completion of a Business Combination (ii) the Company’s liquidation, or (iii) July 2, 2024. During the three months ended March 31, 2024 and 2023, $60,000 of administrative support expenses were incurred.

Convertible Promissory Notes — Related Party

During the year ended December 31, 2023, the Company entered into three separate promissory notes (collectively, the “Promissory Notes”). Pursuant to the Promissory Notes, the principal balance shall be payable on the earliest to occur of (i) the date on which the Company consummates an initial Business Combination and (ii) the date that the winding up is effective. Outstanding loan amounts are convertible, at the option of the lender, into certain warrants at a price of $1.00 per warrant (up to a certain amount), with holders entitled to certain specified registration rights under that certain Registration Rights Agreement (described above in this section). Interest does not accrue on the Promissory Notes. Any outstanding principal under the Promissory Notes may be prepaid at any time by the Company at its election and without penalty.

Other Agreements

Pursuant to a share letter dated October 17, 2023, and amended on May 10, 2024, entered into by and between SEDA and Harebell, an Italian limited liability company with registered office in Milan, whose majority shareholder and sole director is Mr. Nicolò Dubini, Harebell will be paid a finder’s fee of 22,334 Class A shares in connection with the consummation of the Target Business Combination. The Company evaluated the agreement under ASC 718. The Company determined that the shares will only be issued upon the successful completion of the Target Business Combination, which is considered to be a performance condition under ASC 718. As the Target Business Combination cannot be considered probable to occur, the Company will not record any expense under ASC 718 until the shares are issued.

Critical Accounting Estimates

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to the Financial Accounting Standards Board’s (“FASB”) ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The warrants issued in connection with the Initial Public Offering and exercise of the over-allotment (the “Public Warrants”) and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statements of operations. The Company utilized a Monte Carlo simulation model for the initial valuation of the Public Warrants. The subsequent measurement of the Public Warrants after detachment from the Units issued in the Initial Public Offering is classified as Level 1 due to the use of an observable market quote in an active market under the ticker SEDA.WS. The Company utilizes a Monte Carlo Simulation model to value the Private Placement Warrants at each reporting period, with changes in fair value recognized in the statement of operations. The estimated fair value of the Private Placement warrant liability is determined using Level 3 inputs. Inherent in a Monte Carlo Simulation model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

The Company has made the election under ASC 815-15-25 to account for these Promissory Notes using the fair value option. Using the fair value option, the Promissory Notes are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Differences between the proceeds from issuance of the Promissory Notes and the fair value at issuance are recognized as either an expense in the statements of operations (if issued at a discount) or as a capital contribution (if issued at a premium). Any changes in the estimated fair value of the Promissory Notes are recognized as non-cash gains or losses in the statements of operations. The estimated fair value of the Promissory Notes is determined using Level 3 inputs. Inherent in the Black-Scholes model are assumptions related to expected warrant volatility, expected term, risk-free interest rate, dividend yield, warrant price, and strike price. The Company estimates the volatility of its warrants based on historical volatility for a period commensurate with expected term. The expected term of the warrants is assumed to be equivalent to their remaining contractual term. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

Recent Accounting Standards

On December 14, 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. The update will be effective for annual periods beginning after December 15, 2024, and early adoption is permitted. The Company is currently evaluating the impact of this standard on our financial statements and related disclosures.

Controls and Procedures

As required by SEC rules and regulations implementing Section 404 of the Sarbanes-Oxley Act (as defined in Rules 13a-15(f) and 15-15(f) under the Exchange Act), SEDA’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of SEDA’s financial statements for external reporting purposes in accordance with U.S. GAAP. The Company’s internal control over financial reporting includes those policies and procedures that:

1.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and

3.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect errors or misstatements in the Company’s financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the foregoing evaluation, management concluded that the Company’s internal control over financial reporting were not effective because of the material weakness discussed below.

The Company has identified a material weakness in its internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in a company’s internal control over financial reporting such that there is a reasonable possibility that a material misstatement of its annual or interim financial statements will not be prevented or detected on a timely basis. The Company identified a material weakness in its internal control over financial reporting that existed due to a lack of controls over accounting for accruals, complex financial instrument and debt agreements, and the accounting for complex features associated with equity awards and accruals, to achieve complete, accurate and timely financial accounting, reporting and disclosures, resulting in adjustments to several accounts and disclosures.

Management’s Remediation Measures

Management is committed to maintaining a strong internal control environment. In response to the identified material weakness in the overall control environment, management plans to enhance SEDA’s processes to identify and appropriately apply applicable complex accounting procedures to better evaluate and understand the complex accounting standards that apply to SEDA’s unaudited condensed financial statements. Remediation actions to be taken during the upcoming year are outlined below:

1.	Continued realignment of existing personnel and the addition of both internal and external personnel to strengthen management’s review and documentation over internal control over financial reporting.

2.	Implement a more thorough second level review process over complex accounting areas.

3.	Implement controls to ensure an appropriate recording of certain expenses and payables, which includes recording in prior periods.

The Company will continue to review and improve its internal control over financial reporting to address the underlying causes of the material weakness and control deficiencies. Such material weakness and control deficiencies will not be remediated until the Company’s remediation plan has been fully implemented, and it has concluded that its internal controls are operating effectively for a sufficient period of time.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

INFORMATION ABOUT CUNOVA GMBH AND THE KME AEROSPACE BUSINESS

All references in this section to “cunova” refer to cunova GmbH (formerly named “KME Special Products & Solutions GmbH”) and its subsidiaries (as well as its legal predecessor KME Special Products GmbH). All references in this section to the “KME Group” refer to KME and its subsidiaries. All references in this section to the “Aerospace Business” refer to the KME Aerospace Business as conducted by cunova after Closing. All references in this section to the “Company,” “cunova Group,” “we,” “us,” or “our” refer to cunova and the Aerospace Business on a combined basis following the Closing, unless the context otherwise requires or unless stated otherwise.

The cunova combined financial statements for the financial year ended December 31, 2023 and for the period from February 1, 2022 to December 31, 2022 (Successor 2022 Period) and the period from January 1, 2022 to January 31, 2022 (Predecessor 2022 Period) included elsewhere in the proxy statement/prospectus have been prepared at the level of its indirect parent company, PP S&C Holding GmbH, which is the shareholder of 55% of all issued and outstanding shares of JV GmbH, cunova GmbH’s controlling shareholder. Following Closing, PubCo will be the shareholder of 45% of all issued and outstanding shares of JV GmbH and PP Holding, which will be 100% owned by PubCo, will be the shareholder of 55% of all issued and outstanding shares of JV GmbH. JV GmbH will be the sole shareholder of cunova GmbH. Separate KME Aerospace Business carve-out financial statements as of December 31, 2023 and December 31, 2022, and for the year ended December 31, 2023 and for the period from January 1, 2022 (inception) to December 31, 2022 are also included elsewhere in the proxy statement/prospectus. References in this section to historical financial results have been derived from and should be considered together with such historical financial statements. See “Unaudited Pro Forma Condensed Combined Financial Information” for pro forma information giving effect to the Business Combination.

Overview

Headquartered in Osnabrück, Germany, cunova Group is a leading global manufacturer and supplier of high-end specialty copper alloy products and related services and solutions for a diverse array of end markets. Following Closing, cunova will operate five distinct segments: Melting & Casting Technologies, Service Division, Maritime Applications, Industrial Applications and the KME Aerospace Business.

Our principal segment is Melting & Casting Technologies in which we design and manufacture customer-specific casting molds made of special copper alloys which are used by steel plants worldwide. In our Service Division segment, we provide repair and maintenance services for the products we produce in our Melting & Casting Technologies segment as well as those produced by third-party suppliers. In our Maritime Applications segment, we manufacture primarily copper-nickel tubes, pipes and fittings for shipbuilding and offshore installations such as commercial and military vessels and oil & gas platforms. In our Industrial Applications segment, we produce a wide array of copper-alloy-based ready-to-install components, pressed and drawn rods, profiles and tubes and we intend to launch our copper alloy powder business for 3D-printing in the second half of 2024. Additionally, at Closing, cunova will acquire the KME Aerospace Business from the KME Group, a supplier of high tolerance copper alloy components to the aerospace industry, such as components for rocket propulsion systems. Following Closing, cunova will operate it as a separate segment called “Aerospace Business.”

During the 2023 financial year, cunova had on average 1,030 employees and the KME Aerospace Business had nine employees.

For the year ended December 31, 2023, cunova’s revenues were €416.2 million. For the Successor 2022 Period, cunova’s revenues were €396.4 million and for the Predecessor 2022 Period, cunova’s revenues were €34.1 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of cunova — Basis of Preparation” for a discussion of the basis of the presentation of the financial statements of cunova included elsewhere in this proxy statement/prospectus.

For the year ended December 31, 2023, the revenue of the KME Aerospace Business was €30.7 million. For the year ended December 31, 2022, the revenue of the KME Aerospace Business was €14.2 million.

Our Business Segments

Melting & Casting Technologies

The principal business of our Melting & Casting Technologies segment consists of designing and producing casting molds for the steel industry. These casting molds are an integral part of the continuous casting process designed to improve the final steel quality and operational performance of steel plants. Our molds are made from copper alloys and coated to provide a high level of strength while being thermally conductive to efficiently cool the molten steel running through them. Given the harsh conditions where the molds are used, they have a finite lifetime of typically under one year and thus need to be replaced frequently. We believe we are a global leader in this industry, offering technologically advanced molds and a high level of product reliability to our customers worldwide. We continue to optimize the geometry, structural setup and sensor features of our molds to provide a higher level of service and longer lifetimes for our customers. We manufacture casting molds in two of our facilities, namely Osnabrück, Germany, and Fornaci Di Barga, Italy. See “Facilities”.

Our portfolio of casting technologies includes slab continuous casting systems, thin-slab casting systems, billet continuous casting systems, beam-blank continuous casting systems, casting wheels, thin-strip casting plants for ferrous and non ferrous metals and twin-belt casting systems. We also produce seamless forged crucibles for the remelting of special alloys and titanium in electric arc or vacuum arc furnaces as well as finned tubes in oxygen free copper to cool furnace walls when remelting metals. In addition to the products we manufacture, we support our customers extensively in using and optimizing our molds to maximize their use of our products. Similarly, we are able to customize mold designs for our customers to further improve the lifetime and performance of our products, taking into account the alloy, cross section and casting speed, among other things.

Service Division

In our Service Division segment, we offer comprehensive services for our Melting & Casting Technologies products, including machining, repair and recoating of mold plates and tubes to extend their lifetime, via our service centers in Germany, India, Mexico, Spain, Turkey and the United States. In addition, in January 2022, we acquired Roser Technologies, Inc. (“RTI”), now cunova Service USA LLC. This acquisition augmented our service portfolio to allow us to “go down the caster,” i.e., repairing and maintaining a variety of components in the casting and rolling processes situated past the molds along the steel production line that are produced by third-party suppliers, including refurbishment of segments, mill rolls, chucks, bearing houses, bushings and sleeves. We believe that this enlarged service portfolio, along with a general trend of outsourcing maintenance and refurbishing at steel plants, provides us with significant growth potential in our Service Division segment.

We offer refurbishment and maintenance services for a wide array of components, such as complete caster mold refurbishments, including for gearboxes, hydraulic cylinders, end wall alignments and rebuilds and frame qualifications as well as a variety of patented coatings for broad-face and narrow-face mold plates. We also refurbish caster segments and mill rolls and provide high technology coatings, onsite inspections and equipment installations. We also provide personalized solutions such as engineering and revamping of existing machines, transformation to hydraulic mold oscillation or movable slag box system or head and tail deburring systems.

Maritime Applications

The sea and its atmosphere are among the most corrosive environments on earth. Our Maritime Applications segment produces a range of seawater and corrosion resistant pipes, flanges and fittings for commercial ships and oil & gas seawater applications as well as components for naval submarines, aircraft carriers and ships. We attribute the high endurance of our copper-nickel (CuNi) portfolio to the combination of corrosion resistance paired with mechanical strength, providing for the longevity required to sustain the vessels for their entire expected lifetime.

We supply a range of seawater resistant seamless or longitudinally welded pipes and pipeline components, which we manufacture as standard parts or develop and produce to match our customers’ individual specifications. These are made from copper nickel alloys, which are seawater resistant and superior to stainless steel and glass-fiber reinforced plastic components in maritime applications. These alloys have excellent processing qualities for plant construction and offshore production facilities such as drilling rigs, production platforms and floating production storage and offloading units. Our products also provide corrosion protection for equipment in coastal areas, such as seawater desalination plants and industrial plants. We also produce seawater resistant large pipes, which have diameters of up to 40 inches and delivery lengths of up to 6 meters for use on seagoing vessels, as well as ONSALINE® tube bundles with delivery lengths of up to 2,000 meters.

Industrial Applications

We manufacture various products through our Industrial Applications segment:

●	Extruded and drawn. We produce a wide range of extruded & drawn bars, rods, sections and pipes, including hollow profiles. These semi finished products are used in various industrial sectors for machining, resistance welding, electrical and mechanical engineering, electroplating and steel production.

●	Special parts. We produce special parts made for specific industrial applications such as components for bushings used in high voltage direct current (“HVDC”) power transmission or sputter targets used in the production of LCD screens.

●	Mechanical processing. In our high performance mechanical processing department, we manufacture components with a finished weight ranging from a few kilograms up to several tons based on customer specifications. In addition to turning, milling and drilling, we use various copper welding processes. Our specialists optimize these products during the design phase by exchanging ideas with our customers with a focus on technical and economic aspects.

●	Cooling elements. We produce cooling elements. Our copper staves, for which we hold the basic patent, provide efficient cooling in modern blast furnaces. The profiled staves equipped with deep drilled cooling channels allow for the controlled evacuation of process heat. In combination with high strength ceramic materials, they are designed to offer maximum temperature, media and abrasion resistance.

●	Copper alloy powder. We intend to launch our copper alloy powder manufacturing business in the second half of 2024. Our copper alloy powder business will cater to additive manufacturing and 3D printing applications that meet our customers’ requirements for the purity, composition and flowability that are essential for their production of complex mechanical parts.

Aerospace Business

The Aerospace Business, which will become our fifth segment following Closing, is an engineering partner of the aerospace industry and supplies customers with a comprehensive package of design services and process engineering. The high performing and specialized products we supply include specific parts needed for the manufacturing of combustion chamber and nozzle inner liners for aerospace propulsion systems. These products are designed for critical applications in extreme environments with a focus on the space exploration end market. We manage our engineering process through our engineers and sales team who work closely with customers to develop tailor made solutions for extreme environment high-performance applications. We sell products to mainly privately held U.S. companies in the aerospace industry through our own sales team. Our engineers and sales team work closely with our customers’ technical departments to define the technical specifications of our products and identify the best technical solutions for our customers.

The products offered by the Aerospace Business are manufactured at KME Group production plants, which provide a well-structured manufacturing set up, with processes and equipment to manufacture products fulfilling technical requirements for extreme environments. We work closely with the KME Group and, after Closing, we will instruct KME Group production plants on process, testing and manufacturing of the Aerospace Business products while retaining proprietary knowledge and expertise related to process and physical production of these products.

Our Competitive Strengths

We are a market leader in our industry, setting the market standards for quality across our segments.

We believe we set the market standard for reliability and performance with a long and proven track record for quality in our end markets. In Melting & Casting Technologies, according to management estimates, we are a market leader for complex, customer-specific casting molds based on the overall quantity of molds supplied by market players worldwide. In our Service Division segment, which is closely integrated with our Melting & Casting Technologies segment, we offer value-add repair and maintenance services that provide us with a valuable customer feedback loop, which in turn allows us to continuously improve the quality of our Melting& Casting Technologies products, enhance client relationships and increase our understanding of the melting & casting technologies market. In our Maritime Applications segment, we believe we are a leader in the global market for CuNi seawater applications, based on the share of tenders won by end market as estimated by our management. In addition, our seawater-resistant large pipes have been successfully used on seagoing vessels for decades. In our Industrial Applications segment, we believe that, in the extruded and drawn business excluding special parts and cooling elements, we have one of the largest market shares for copper alloys CuTe, CuSP, CuCr1Zr in the European ELBRODUR® and OSNA® markets, based on management estimates. We also believe we are one of the world’s leading producers of copper bars and sections.

We believe the Aerospace Business has a first mover advantage on critical rocket engine components, especially for the supply of combustion chamber and nozzle inner liners for medium, heavy and super-heavy lift launch vehicles. We believe, based on KME internal research and studies, that our products are the best performing and most advanced on the market. These products are sold to mainly privately held U.S. companies in the space exploration sector.

We have long-term relationships with blue chip customers across our segments, driven by our track record of product reliability.

With around 1,000 customers per year across four continents, based on the average annual number of unique customers over the last three years, we have diversified our customer base to include major industrial enterprises in each of our end markets and we offer tailor-made products which are often specified into the product designs of manufacturers. Our customers include major steel companies, including (among others) Gerdau, Primetals Technologies, Hyundai Steel, Nucor, Danieli, ArcelorMittal, Tata Steel and Rizhao Steel, ship building companies, including (among others) Newport News Shipbuilding, General Dynamic Electric Boat, Naval Group, BAE Systems, Fincantieri, Larsen and Toubro and Seatrium, and manufacturers, including (among others) SVS, ODU, Miller, HSP, Bruker, SKS Welding Systems and Thermacut. We are also a trusted sub-supplier to the navies of the United States, the United Kingdom, France and Italy.

We produce mission critical products in close collaboration with our customers, which drives significant repeat business.

Our product quality and low substitution risk drive high levels of recurring revenue as most of the components we produce have a zero failure tolerance and are mission critical for our customers. Our products typically represent a small portion of the total production costs of our customers. For example, in our Melting & Casting Technologies segment, management estimates that the casting molds we produce account for less than 0.5% of our customers’ steel production costs. We provide extensive support in mold design and optimization to individually adapt and customize molds to the specific geometries and the required casting conditions of both existing steel mills as well as those under construction, while taking into account the alloy, cross-section and casting speed, among other things. Furthermore, we are the incumbent worldwide supplier of molds to major physical plant construction firms in the metal industry. Our customers’ trust is one of our most important assets and gives us a distinct competitive advantage that drives recurring revenue. We also believe substitution risk is low as the average length of our key casting customer relationships is more than 30 years, with less than 5% customer churn across our portfolio based on management records.

We believe our OSNA® 10 and OSNA® 30 alloys conform to major international standards. We maintain tight tolerance limits in the composition of our materials. As a result, our pipes and components also have excellent cold formability and weldability. We believe our copper nickel products are distinct in the thickness in which we can supply them and are certified by our military customers who value the reliability we provide. We believe our OSNALINE® tube bundles have also set new standards worldwide. With our stranding machine, we produce tube bundles in delivery lengths of up to 2,000 meters that are individually configured to customer requirements. They contain up to 19 components made from different materials and reduce installation effort and waste, particularly where long distances are involved, since modern ships are several hundred meters long. They do not have weaknesses associated with splicing, as they are made from a single piece. In addition, in many plants, e.g., in the chemical industry, paper mills or breweries, long pipes are needed to transport gases, liquids, energy and data, and we have seen a steady increase in demand for such pipes attributable to an increase in use of oil and natural gas and hydrogen refueling stations.

The KME Aerospace Business is an established supplier to mainly privately held U.S. companies in the aerospace industry. The components its customers purchase from it typically represents a relatively small portion of our customers’ capital expenditures budget, they are essential to rocket engines. It also provides its customers with technical engineering support regarding the development of products, including working closely with our customers’ technical departments to define the technical specifications of its products, for specific applications in propulsion systems. Not only does this approach allow it to supply products that meet customers’ individual technical demands, but it also strengthens its ties to customers.

We are dedicated to sustainability and the transition to energy conservation, especially in the electric vehicle and aerospace sectors.

According to December 2023 and January 2024 data from Wood Mackenzie, copper end-use demand from renewable energy sources is currently expected to nearly double to 1.8 million tons by 2030 compared to 0.9 million tons in 2020. We believe that our Industrial Applications segment is well-positioned to supply high quality specialty copper products that support the energy transition in the fast-growing electric vehicle sector, particularly with respect to the supply of specialized products that improve the performance of electric vehicle motors and charging. The components we produce for rocket engines are mostly reusable for further launches. In addition, we estimate that over half of the copper we used in 2023 was recycled and we also sell scrap to the KME Group for recycling. We are therefore well-positioned to capitalize on the developments and innovation relating to sustainability and the energy transition.

We provide life-extending and knowledge-bearing services after installation.

Our Service Division segment allows us to follow our products throughout their lifetime and use by customers, which enhances our customer relationships, increases our understanding of the market and allows us to continue to innovate based on a deeper understanding of customer applications. With the increased support provided by RTI, we plan to expand our service offering outside of the United States by “going down the caster,” i.e., repairing and maintaining a variety of components used in the casting and rolling processes situated past the molds along the steel production line that are produced by third parties, including refurbishment of segments, mill rolls, chucks, bearing houses, bushings and sleeves. We also aim to expand our services within the United States by exploring opportunities to open a new facility to cover the southern United States and acquire small and medium-sized service centers.

We have demonstrated consistent, through the cycle profitability supported by strong operating returns and low maintenance capital expenditures.

cunova’s business operations support a wide variety of industries across four continents. This diversified business model has generally allowed the Company to demonstrate consistent profitability despite headwinds in any particular industry segments or geographies. Recently, this strength has been substantiated by the Company’s strong operating returns, with its Full Added Value (FAV) — defined as contractual sales in a given period, minus metal-related costs included in those sales, which are directly assumed by the Company’s customers — increasing from €211 million in the 2022 financial year to €219 million in the 2023 financial year. Similarly, the KME Aerospace Business’ Full Added Value increased from €10 million in the year ended December 31, 2022 to €24 million in the in the year ended December 31, 2023. For further details regarding the Full Added Value operating metric, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of cunova — Key Performance Metric and Non-IFRS Financial Measures — Full Added Value” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Aerospace Business — Key Performance Metric and Non-IFRS Financial Measures — Full Added Value.”

We own most of the equipment and machinery we use in our facilities. Our equipment and machinery are designed to have long lifetimes and generally incur low maintenance capital expenditures, which represents the disbursements required to maintain our facilities in their current state. In the 2022 financial year, maintenance capital expenditures amounted to approximately €2.2 million and, in the 2023 financial year, maintenance capital expenditures amounted to approximately €4.7 million. In addition, we will not directly incur maintenance capital expenditures in relation to the KME Aerospace Business as its products are physically produced in the facilities of the KME Group.

Our business model uses a natural hedging strategy to pass metal prices through to our customers.

We aim to reduce the financial impact of fluctuations in the price of copper and other metals on our business and margins by using various hedging methods. In particular, we use a natural hedging model by passing through the prices of metals underlying the input materials we source from our suppliers, which are linked to applicable LME and/or market prices for such metals, directly to our customers. This approach allows us to minimize the financial impact of metal price fluctuations by matching the timing, quantity and price of the metal procurement costs with the timing, quantity and price of the metal cost component of our products sold. We use the following three mechanisms to pass through the cost of metals:

●	the sale prices of input materials are earmarked to our acquisition cost for replacing the metals underlying such input materials as of the date of shipment, so the customer bears the risk of metal price changes from the date of order to the date of shipment;

●	the sale prices of input materials are fixed on the order date, and a matching purchase for replacing metals required for such input materials is established with our suppliers at the same fixed price, so the supplier bears the risk of metal price changes from the date of order to the date of shipment; and

●	the sale prices of input materials are fixed as of a date specified by the customer and a matching amount of metals required for such input materials is purchased by our suppliers. Input material produced using such metals is stored at our warehouse, and at the date of order, the customer indicates what input materials under the metal contract should be used to fulfil the order, and the order price reflects our acquisition cost for the relevant metals. We purchase only the quantum requested by the customer at the time of the order and do not pre-order and store additional metals and input materials in our warehouse beyond what is needed for orders that have been placed by the customer.

For more information on the impact of our natural hedging strategy, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of cunova — Significant Factors Affecting our Results of Operations — Cost related factors — Input materials.”

We are strongly backed by the KME Group which allows us to benefit from efficiencies and synergies.

The Company remains strongly backed by the KME Group. This is demonstrated by the KME Group’s intention to become the indirect majority shareholder of the Company after Closing. The KME Group is a global leader in copper products whose manufacturing presence dates back more than 130 years. The KME Group provides various services to the Company. In particular, the KME Group and cunova, among others, are parties to the Framework Supply Agreement pursuant to which the KME Group supplies input materials to cunova and cunova sells scrap for recycling to the KME Group. For the year ended December 31, 2023, KME supplied 98% of cunova’s input materials (with approximately 85% of the input materials supplied directly by the KME Group’s foundries and 13% from the foundries of KME’s own suppliers). In addition, pursuant to a long-term service agreement dated January 10, 2022, the KME Group provides cunova with various services relating to, among other things: metal accounting; general purchasing; goods receipt; warehousing; logistic services; environment, health and safety management system; plant security and fire brigade; central plant services; transport services; various IT services; services relating to accounting receivables and payables; treasury services; general accounting; fiscal, human resources administration services; training-related services; and medical services.

After Closing, the KME Group will also be our dedicated supplier for the physical production of Aerospace Business products.

Our Strategies

We intend to capitalize on key growth initiatives.

We believe we are a leading supplier of essential and bespoke consumable products in each of our segments and we enjoy a high degree of recurring revenue from regular service and replacement sales given the consumable nature of many of our products, including the casting molds.

Our near term planned operational growth initiatives include optimization of sales and agent networks, expanding our technical consultant network, growing our service center footprint and automating at our flagship Osnabrück plant. We also plan to grow our business of crucibles for titanium and special alloys production and casting wheels for aluminum production, with the ultimate goal of developing an aluminum casting subsegment within our Melting & Casting Technologies segment. We also plan to grow our business of casting wheels for aluminum production and crucibles for titanium production. We aim to ramp up production of copper powder for 3D printing of items for complex mechanical parts. We are also ramping up production of magnetic resonance imaging (MRI) components, HVDC transmission and electric arc furnace cooling as well as field tests for smart molds and electric vehicle motor cooling. Furthermore, we are contemplating establishing a local low-cost manufacturing facility in India. Finally, we expect decarbonization and green steel trends to increase demand for electric arc furnace cooling and we aim to be a supplier to the newest and lowest emission steel mills. In the Maritime Applications segment, we expect to benefit from growing navy fleets in most Western countries as well as security pacts, which have the potential to expand our reach to more navies. In the Industrial Applications segment, we expect electrification to yield more demand for components for HVDC transmission and drive our research and development agenda to develop new solutions such as hollow profile rods for water-cooled electric motors.

We have a substantial direct exposure to space exploration, and plan to capitalize on its high-growth potential.

The KME Aerospace Business works actively with its customers to design mission critical products for space exploration according to its customers’ specifications and high-quality standards. We believe that the KME Aerospace Business’ close collaboration with its customers, focus on innovation and product reliability are key competitive advantages that we plan to continue to develop over time. In addition, based on positive feedback from the KME Aerospace Business’ customers, we are currently exploring opportunities to supply additional engine components in order to offer our customers a complete package that would cover specific engine needs. This is particularly important given the growth of the space exploration market.

Increasing payloads require more heavy and super heavy lift launch vehicles, equipped with a high number of engines. According to KME management estimates shared with us, total payload coverage in Europe and the United States is expected to rapidly increase in the coming years and the estimated aerospace addressable copper component market is expected to increase around three times from approximately 500 tons in 2022 to around 1,400 tons in the next six years.

We also expect the space exploration trend to yield a focus on reusability of engines and increased focus on resource efficiency, which is a primary objective across the sector. The components that the KME Aerospace Business supplies to its customers represent a marginal portion of a rocket’s cost base but are critical engine components that allow for the reuse of rocket engines, which in turn contributes to resource efficiency in the aerospace industry. We also believe we have a reputation for quality and reliability and see attractive market opportunities.

We are investing in innovation in response to customer demand.

Given the customized products we offer and the importance placed by our customers on quality and reliability, constant innovation is important to developing tailor-made solutions that meet customer needs. An effective research and development function is critical to building market share in new and growing applications. Innovation within cunova is supported by ongoing dialogue with customers and learnings from our Service Division segment. For example, with respect to our Melting & Casting Technologies segment, we plan to continue developing our molds as sensors, especially their ability to collect and transmit thermal data throughout the casting process. The collected data would then be transferred to the IT systems of steel mills and provide valuable information on the casting process and the condition of the molds, particularly their expected lifetime and when they should be replaced. This integration serves to optimize production and contributes to the automation of steel plants. We also expect that the integration of our mold sensors into steel mills will contribute to foster closer collaborations with our customers who will face heightened barriers to switch to molds produced by other suppliers. In our Industrial Applications segment, we are developing copper-based cooling panels and nose-pans for the preheater systems of electric arc furnaces, which would contribute to resolving heat damage issues that occur with our customers’ existing steel solutions. We are also developing high-purity oxygen-free waveguides for direct cooling of electric engine stators, which would maximize electrical conductivity.

We intend to expand our service center footprint in our Service Division segment.

In January 2022, we acquired RTI, now cunova Service USA LLC, which expanded our geographic footprint to the United States, in addition to our existing service facilities in Germany, India, Mexico, Spain and Turkey. While our existing service facilities serviced only our molds, the acquisition of RTI augmented our service portfolio for our Melting & Casting Technologies segment by allowing us to expand our service portfolio to “go down the caster,” i.e., repairing and maintaining a variety of components used in the casting and rolling processes situated past the molds along the steel production line and that are produced by third-party suppliers, including refurbishment of segments, mill rolls, chucks, bearing houses, bushings and sleeves. With the expertise we gathered from RTI, we now plan to “go down the caster” as well. We also plan to expand our reach within the United States by exploring site locations in the southern United States in light of increasing demand for our services in that region. We believe that this enlarged service portfolio across geographies, particularly in the United States, along with a general trend of outsourcing maintenance and refurbishing at steel plants and the potential to acquire various small and medium-sized independent service centers, will provide us with significant growth potential and the potential to further provide these services to our global customer base.

We intend to grow our product portfolio with key customers in the Aerospace Business segment.

We currently aim to provide further propulsion system components to the aerospace end-market over the medium to long term in order to provide almost all components of combustion chambers and nozzle inner liners. We also believe that the Business Combination can help accelerate this process, since it will combine the competencies of cunova, for example in 3D-printing, with the KME Aerospace Business’ specific aerospace knowledge.

Our Market Opportunity

We operate a globally diversified business model with exposure to both mature and growth markets. We estimate that, in 2023, cunova generated approximately 44% of its FAV in Europe, approximately 36% of its FAV in North America, approximately 17% of its FAV in Asia-Pacific and approximately 3% of its Full Added Value (FAV) in Latin America and the Middle East. We also estimate that, in 2023, the KME Aerospace Business generated 100% of its FAV in the United States. On this basis, we believe the United States will represent one of the Company’s largest growth markets, primarily due to the fact that the KME Aerospace Business products are sold to mainly privately held U.S. companies in the space exploration sector. For a description of Full Added Value for cunova, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of cunova — Key Performance Metric and Non-IFRS Financial Measures — Full Added Value.” For a definition of Full Added Value for the KME Aerospace Business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of KME Aerospace — Key Performance Metric and Non-IFRS Financial Measures — Full Added Value.”

Melting & Casting Technologies

According to December 2023 data from Wood Mackenzie, global crude steel production (excluding China) is currently expected to grow at a stable rate through 2030. We expect to outperform the steel market growth in melting and casting technologies by expanding our operations in India, which is a growing market for steel production, expanding into other metal casting markets, e.g., aluminum and/or titanium, and protecting our market share of lower-priced products in the face of increasingly competitive pricing. We also plan to increase our market share of casting technologies through our go-to market strategy of optimizing our sales and agents networks. We expect potential further growth in steel plant automation by optimizing the sensor features of our molds in order to provide steel mills with more data on casting and mold conditions and to improve the lifetime of our casting products.

Service Division

The acquisition of RTI expanded our service capabilities, and we plan to implement the RTI business model globally. In particular, we plan to expand our service portfolio both inside and outside the United States. Within the United States, we plan to explore site locations in the southern United States as well as opportunities to acquire small and medium-sized service centers to expand our reach to the various steel mills operating across the United States. Outside of the United States, we plan to expand our service offering by “going down the caster” in new geographies such as India and Turkey, including repairing and maintaining a variety of additional components used in the casting and rolling processes. Similar to our Melting & Casting Technologies segment, we believe the Service Division will also benefit from expected growth in steel production.

While the Service Division provides us with a customer feedback loop with respect to the molds that we produce, it also provides us with excellent practical insights into customer and competitor trends, which then allows us to better service products produced by third parties. By using this information, we expect to further accelerate growth, inform focus areas for product development and enhance our market positioning in our Service Division and Melting & Casting Technologies segments.

Maritime Applications

Over the medium to long term, we expect growth to be proportionate with increases in demand for submarine components and upstream oil & gas spending. We expect the annual production of submarines for the U.S. navy to increase until 2030, with the number of hulls under construction then remaining relatively stable until 2035. For example, tenders for the Virginia Class Block VI, which is composed of 10 shipsets, and the Columbia Class began in 2023 and are expected to continue in 2024 with requests for proposals being published. We have historically won a majority of these and similar tenders and we expect to continue providing our products to our customers in this segment.

Industrial Applications

The core industrial and energy markets have recently experienced some weakness due to the global economic slowdown, most notably in the market for LED sputter screens which are used for televisions. However, we expect the market to recover and support a return to our historical earnings levels in the near-term as the economic climate improves. In addition, copper end-use demand from renewable energy sources is currently expected to nearly double by 2030 compared to 2020, according to December 2023 and January 2024 data from Wood Mackenzie. We also expect further incremental growth through expansion into new markets, including additive manufacturing and electric vehicle technology.

Aerospace Business

We plan to capitalize on the high-growth aerospace industry end market over the medium to long term by expanding our product offering to include additional propulsion system components. According to KME management estimates shared with us, the estimated aerospace addressable copper component market is expected to increase around three times from approximately 500 tons in 2022 to around 1,400 tons in the next six years. As an established provider of mission-critical rocket engine components to mainly privately owned U.S. companies in the space exploration sector, we believe the KME Aerospace Business currently has a first mover advantage in this end market.

Outlook

cunova

cunova management currently expects that cunova’s EBITDA will be in the range of approximately €63 million and €66 million for the year ending December 31, 2024. In the Melting & Casting Technologies segment, relative to 2023, we expect growth, despite a challenging market situation, reflecting anticipated normalization of pre-material supply, growth in our offerings of special products such as crucibles and sleeves, and a reinvigorated go to market strategy. In our Service Division, we expect continued growth at a more moderate pace relative to 2023, driven by the trend of increased outsourcing of mill maintenance and exploring opportunities to establish a new service center. In our Maritime Applications segment, relative to 2023, we expect growth driven by major orders from a key supplier of the Royal Navy as well as expected orders from a key supplier of the U.S. Navy. In our Industrial Applications segment, relative to 2023, we expect modest growth reflecting the ongoing repositioning of our product portfolio in this segment, particularly with respect to additive manufacturing which is beginning to generate sales at a higher margin than our other products in the Industrial Applications segment. Finally, we expect capital expenditures to be in the range of €10 million and €12 million, a majority of which is expected to be spent on growth initiatives.

EBITDA is defined as loss / profit for the period before income tax expense, financial income (costs), net and depreciation, amortization and impairment. The above EBITDA guidance is provided on a non-IFRS basis and no reconciliation to the most directly comparable IFRS financial measures has been provided due to the inherent difficulty in forecasting and quantifying certain amounts that would be necessary for such reconciliation. For a description of EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of cunova — Key Performance Metric and Non-IFRS Financial Measures — Non-IFRS Financial Measures.”

cunova’s 2024 guidance was prepared by cunova’s management team based on information available at the time the guidance was developed and reflects numerous assumptions, including those related to general business, economic, market, and financial conditions, as well as other factors that are difficult to predict and many of which are beyond cunova’s control. cunova believes the assumptions in the 2024 guidance were reasonable at the time the guidance was prepared. However, important factors that may affect actual results and cause the results reflected in the 2024 guidance not to be achieved include, among other things, risks and uncertainties relating to cunova’s business, industry performance, the regulatory environment, and general business and economic conditions, as detailed in the “Risk Factors” section.

In its preparation of the 2024 guidance, including formulating the material underlying assumptions for the purposes of its preparation of such prospective financial and operational information, cunova’s management team has reviewed, analyzed and considered its historical financial and operational performance, business plans, product pipeline, agreements with clients and suppliers, industry and market data and competitive analyses.

The 2024 guidance was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of cunova’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of cunova. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the 2024 guidance.

cunova’s 2024 guidance is generally prepared using a “bottom-up” methodology, meaning that cunova prepared detailed assumptions to build up the 2024 guidance, rather than utilizing a high level “top-down” methodology. Those assumptions included: customers repeating their purchase order in line with historic purchases, no material changes to the competitive position, an increase in navy orders with the release of Block VI by the US navy. This approach allowed cunova to take into account already received orders as of December 31, 2023 which will contribute to 2024 revenues and an analysis of the order intake profile expected in 2024 and the revenue contribution of such orders.

Estimated EBITDA is based on a variety of operational assumptions, including, among others, on the order backlog that amounted to approximately €119 million as of December 31, 2023 covering approximately 46% of the budgeted FAV of €258 million for 2024. cunova’s management expects that most of this backlog will be realized in the first half of 2024. The 2024 EBITDA assumes:

(i)	materialization of projects and contracts currently in the pipeline;

(ii)	new order intake in line with historic order volumes driven by a stable or slightly growing global steel production volume;

(iii)	moderate increases in pricing level in line with the new pricing strategy already implemented at the end of 2023;

(iv)	overall stable cost levels comparable to previous years except for:

●	a reduction in electricity and gas prices of approximately 12% and 25%, respectively, in line with the national forecast following unusually high energy prices following Russia’s invasion of Ukraine;

●	an increase in freight prices due to the global supply chain challenges;

●	a moderate increase in labor costs in accordance with the signed collective bargaining agreement with the local workers union;

(v)	no occurrence of major operational or supply disruptions;

(vi)	a meaningful increase in military orders following the release of Block VI by the US navy in the first quarter 2024; and

(vii)	sufficient liquidity to fund between €10 million and €12 million of CAPEX investments.

Undue reliance should not be placed on the 2024 guidance and estimates. The 2024 guidance presented herein represents management’s estimates as of the date of this proxy statement/prospectus and cunova undertakes no obligation to update the foregoing guidance and estimates even if subsequent events cause cunova’s views to change, except as required by law. See “Cautionary Note Regarding Forward-Looking Statements.”

The KME Aerospace Business

KME management currently expects that EBITDA of the KME Aerospace Business will amount to approximately €14 million to €16 million ($15-17 million assuming a 1.082 Euro to dollar exchange rate) for the year ending December 31, 2024, concentrated mainly in the last quarter of 2024, compared to approximately € 15.4 million for the year ended December 31, 2023. In determining this 2024 guidance, KME management has assumed that KME Aerospace’s profit for the period will be consistent with the prior year period as a result of expected moderate increases in sales offset by comparable increases in costs, primarily as a result of expected growth slowdown during 2024 due to rocket engine design updates at a key customer and inventory de-stocking at another customer (mainly related to delays in test flight activities and authorizations). KME management currently expects no capital expenditures for the KME Aerospace Business, as manufacturing continues to be outsourced to KME.

EBITDA is defined as loss / profit for the period before income tax expense, financial income (costs), net and depreciation, amortization and impairment. The above EBITDA guidance is provided on a non-IFRS basis and no reconciliation to the most directly comparable IFRS financial measures has been provided due to the inherent difficulty in forecasting and quantifying certain amounts that would be necessary for such reconciliation. For more information on EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of KME Aerospace — Key Performance Metric and Non-IFRS Financial Measures — Non-IFRS Financial Measures.” The aforementioned 2024 guidance and estimates reflect assumptions and are forward-looking in nature, and are therefore subject to significant business, financial, economic, operating, competitive and other risks and uncertainties, many of which are beyond the control of KME Aerospace and could cause actual results to differ materially from those estimated. Undue reliance should not be placed on the 2024 guidance and estimates. The 2024 guidance presented herein represents KME management’s estimates as of the date of this proxy statement/prospectus and KME undertakes no obligation to update the foregoing guidance and estimates even if subsequent events cause KME’s views to change, except as required by law. See “Cautionary Note Regarding Forward-Looking Statements.”

KME Aerospace’s 2024 guidance was prepared by the KME management based on information available at the time the guidance was developed and reflects numerous assumptions, including those related to general business, economic, market, and financial conditions, as well as other factors that are difficult to predict and many of which are beyond KME Aerospace’s control. KME believes the assumptions in the 2024 guidance were reasonable at the time the guidance was prepared. However, important factors that may affect actual results and cause the results reflected in the 2024 guidance not to be achieved include, among other things, risks and uncertainties relating to KME Aerospace’s business, industry performance, the regulatory environment, and general business and economic conditions, as detailed in the “Risk Factors” section.

In its preparation of the 2024 guidance, including formulating the material underlying assumptions for the purposes of its preparation of such prospective financial and operational information, KME’s management has reviewed, analyzed and considered KME Aerospace’s historical financial and operational performance, business plans, product pipeline, agreements with clients, industry and market data and competitive analyses.

The 2024 guidance was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of KME’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of KME management’s knowledge and belief, the expected course of action and the expected future financial performance of KME Aerospace. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the 2024 guidance.

Our History

cunova is a successful standalone business that continues to be strongly backed by KME, whose manufacturing presence dates back more than 130 years and whose specialty copper business has been operating since the 1920s, according to an internal KME estimate. cunova was formerly known as KME Special Products & Solutions GmbH and was formerly a wholly owned subsidiary of KME Group. KME Special Products & Solutions GmbH was formed as a result of an internal corporate reorganization of KME, executed between May 2020 and December 2021 with the aim to separate KME’s special products business from its core copper business. Following this internal reorganization, as of January 31, 2022, KME and Paragon completed a transaction in which KME sold 55% of KME Special Products to Paragon. In this transaction, KME transferred all shares in KME Special Products to JV GmbH, an entity newly formed by PP Holding in exchange for 45% of the JV GmbH Ordinary Shares. Paragon retained an indirect controlling interest of 55% of the JV GmbH Ordinary Shares and received the JV GmbH Preference Share, in return for providing JV GmbH with cash and cash equivalents. KME Special Products was rebranded as cunova effective March 2, 2023. cunova GmbH is currently registered with the commercial register of the local court of Osnabrück under registration number HRB 216155. The registered office of cunova is located at Klosterstrasse 29, 49074 Osnabrück, Germany and the telephone number of cunova is +49 (0)541 321-0.

Please see a detailed timeline of the corporate history of cunova below:

May — July, 2020	As part of a corporate reorganization, the assets of KME Special Products GmbH (formerly named KME Germany GmbH, which was formed by way of a form change of KME Germany GmbH & Co. KG into KME Germany GmbH) were reorganized such that it only holds and manages the Special Products Division following the reorganization.

February 3, 2021	KME Special Products GmbH is merged into KME Special Products GmbH & Co. KG.

July 29, 2021	KME Special Products GmbH & Co. KG, which is a fully owned subsidiary of KME SE, acquires KME Special Products & Solutions GmbH (a shelf company that was originally incorporated under the name “STG Vierhundertzweiundvierzigste Vermögensverwaltungs- und Beteiligungsgesellschaft mbH”).

December 31, 2021	KME Special Products GmbH & Co. KG contributes the majority part of its Special Products Division into KME Special Products & Solutions GmbH.

January 1, 2022	KME Special Products America Inc., a wholly owned subsidiary of KME Special Products & Solutions GmbH, acquires Roser Technologies, Inc. (later converted to Roser Technologies, LLC and renamed cunova Service USA LLC), an American leader in continuous caster maintenance services, which expands our existing service offerings in continuous caster maintenance services in North America and enables us to offer the entire value chain in copper molds for continuous casting, from customer-specific design, manufacturing and coating to maintenance and refurbishing.

January 31, 2022	Paragon Partners GmbH indirectly acquires (through the joint venture company JV GmbH) a 55% shareholding in KME Special Products & Solutions GmbH, with KME Special Products GmbH & Co. KG indirectly retaining a 45% shareholding. Paragon Partners GmbH provides institutional private equity support to enhance the KME Special Products & Solutions GmbH carve-out process.

January 1, 2023	Werner Stegmüller joins KME Special Products & Solutions GmbH as Chief Executive Officer.

March 2, 2023	KME Special Products & Solutions GmbH rebrands to cunova GmbH.

The following diagram provides a simplified illustration of the organizational structure of cunova (formerly KME Special Products) following completion of KME’s internal reorganization, but prior to the investment by Paragon:

Paragon acquired its 55% interest in KME Special Products (today cunova) in 2022 as a strategic investment with the object of increasing cunova’s value, in accordance with Paragon’s business strategy as a private equity firm. As part of the Business Combination, this 55% interest will be transferred to PubCo, and Paragon, as consideration therefor, will receive $135.0 million in cash and enter into a vendor loan with PubCo under which PubCo will become indebted to Paragon for the principal amount of $61.0 million. The value of such consideration represents, in Paragon’s view, an acceptable profit over its acquisition price for cunova, commensurate to the accretion in cunova’s value achieved by Paragon since acquiring its majority stake in the business.

KME sold the 55% interest in KME Special Products (today cunova) to Paragon in 2022 in order to reduce its leverage (a portion of the proceeds from the sales transaction with Paragon were used by KME to repay a maturing listed bond) and to allow the KME management to focus on its core business, rolled products, once cunova was separately managed, both of which better positioned KME to pursue its European add-ons strategy in the rolled products industry. The transaction with Paragon resulted from a structured sale process, and KME determined to pursue the Paragon transaction because it allowed KME to retain a 45% equity interest in order to participate in cunova’s potential future value creation.

As part of the Business Combination, KME will transfer the KME Aerospace Business to PubCo along with its 45% interest in cunova. KME agreed to this in part because it believes the future development of the KME Aerospace Business will benefit from it being managed as part of cunova, whose business model, focused on specialty products (compared to KME’s commodity-focused business), is more closely aligned with that of KME Aerospace. Following this transfer of the KME Aerospace Business and the 45% interest in cunova and the other steps of the Business Combination as detailed in this proxy statement/prospectus, KME will indirectly initially own a controlling interest in PubCo. KME agreed to participate in the Business Combination in part to benefit, as an equity investor, from the potential future value creation of the Business Combination. KME’s controlling equity interest in PubCo will result solely from this transfer of the KME Aerospace Business and the 45% interest in cunova; other than KME’s potential provision of up to $35.0 million of Additional Funding in the event of a Shortfall, no cash investment by KME in PubCo is required. See “The Business Combination Agreement — Covenants — Other Covenants” and “Summary of the Proxy Statement/Prospectus — Ownership of PubCo.”

The following diagram provides a simplified illustration of the organizational structure of cunova (formerly KME Special Products) following the investment by Paragon:

(1)	KME Aerospace Business held by KME Mansfeld and KME America not depicted for simplicity.

The organizational structure of the cunova Group after Closing of the Business Combination is provided in the section entitled “Organizational Structure”.

Competition

We focus on quality and innovation. In the end markets in which we operate, consistency and reliability are critical, which separates us from competition and drives recurring revenue and growth opportunities. The industries in which we operate have barriers to entry as they require specified designs, know-how, customer comfort, on-site technical consultants or a comprehensive patent portfolio covering niche industries. We believe that our deep understanding of our customers’ applications allows us to develop new solutions to address their challenges and meaningfully impact cost metrics. In addition, our products make up a small component of our customers’ overall cost structure and are mission critical, alleviating pricing pressures in respect of our products.

Melting & Casting Technologies

We believe we are a market leader in melting and casting technologies, providing essential and bespoke consumable components to the steel industry, with a large worldwide market share across addressable markets according to management estimates. Product quality is paramount in mold casting as molds form an integral part of the continuous casting process of steel plants, the operational performances of which can be severely compromised by production stoppages. Demand is typically inelastic as molds are often specialized to the customer’s specifications, which results in high switching costs for the customer. The services sub segment of our Melting & Casting Technologies segment also provides us with a competitive advantage as we provide value adding repair and maintenance services for our products, which enhance customer relationships and increase our market understanding.

Our primary global competitor in our Melting & Technologies segment is Xixia Longcheng Metallurgical Materials Co., Ltd. We also compete with local companies in the markets where we and they operate, such as Shinko Metal in Japan and SMS Concast in the United States.

Service Division

We believe we are a market leader in providing melting & casting services in the markets where we operate. Our ability to go “down the caster” further differentiates us from local competitors. We believe that our main competitors in the Service Division are in-house steel mill maintenance teams as maintenance work is considered as a core competence by steel mills.

Maritime Applications

We believe we are a top producer of corrosion resistant tubes, fittings and flanges for seawater applications designed for durability and longevity with a high market share in the global CuNi seawater applications market based on management estimates. We are a certified and trusted partner and sub-supplier for key Western navies, including the United States, the United Kingdom, France and Italy.

Government contractors that build vessels for navies typically award contracts for the supply of vessel components through a tender process, with prospective suppliers submitting bids to supply the requested components. The contracts are awarded based on a number of criteria, including price, quality, experience and reputation. Historically, cunova has won a majority of the tenders for which it has submitted bids, demonstrating its strong competitive position in the industry.

Industrial Applications

We believe we are one of the market leaders in industrial and energy applications, particularly in the extruded and drawn business in the European ELBRODUR® and OSNA® markets for copper alloys CuTe, CuCP, CuCr1Zr. We are a trusted supplier of key components, such as sputter targets for LED screens, parts for HVDC power transmission, cooling of electric arc furnaces and blast furnaces and hollow profile rods for liquid-cooled electric vehicle motors, to a variety of high-tech industries.

Aerospace Business

We believe the KME Aerospace Business benefits from a first mover advantage in the aerospace industry. It supplies its products to the aerospace industry as a complete solution provider. Following Closing, we therefore believe we will be the only established supplier of the key products we offer to mainly privately held U.S. companies in the space exploration sector and the only established supplier capable of providing rocket engine components critical to reusability and fulfilling our customers’ technical requirements. We also believe we can capitalize on the trusted relationships built by KME Aerospace with its customers that give it a strong market position.

Our Suppliers

We have a framework supply agreement in place with the KME Group pursuant to which KME Germany agreed to deliver to cunova certain input materials required by cunova to produce its products as well as to recycle scrap and other metals from cunova (the “Framework Supply Agreement”). The Framework Supply Agreement includes a mutual exclusivity clause, has an initial term ending on July 1, 2030, with cunova having the option to extend such term by additional five-year periods by providing written notice six months prior to the expiry of the respective term. The Framework Supply Agreement may be terminated by either of the parties by registered letter with advice of receipt for good cause, including for breach of any material obligations thereunder without such breach being remedied within 20 days after giving written notice of the breach. The Framework Supply Agreement states that a mere change of control of either party does not constitute good cause justifying its termination. In the year ended December 31, 2023, the KME Group supplied on average approximately 98% of the input materials required for the Company’s business. As part of this supply agreement, the KME Group may source the input materials required from third party providers to address any potential shortages of input materials, which allows us to mitigate supply risk. Accordingly, approximately 85% of our input materials is supplied directly by the KME Group’s foundries and 13% from the foundries of KME’s own suppliers. Following our acquisition of the KME Aerospace Business from KME, the KME Group will also supply us with the products required for the Aerospace Business pursuant to a separate framework supply agreement to be entered into with subsidiaries of the KME Group. See “Risk Factors — Risks related to the Company’s Relationship with KME.”

We expect demand for copper for renewable energy to rise steadily in the coming years. However, copper prices and the related volatility may be subject to unquantifiable factors and fluctuations in the coming years, regardless of fundamental factors. Our business, and our forecast copper purchases in particular, may be exposed to changes in the price of copper. See “Risk Factors — Any change in raw material prices could adversely affect the Company’s results of operations and profit margins.” However, we manage such exposure by using a natural hedging strategy to pass through metal prices to customers. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of cunova — Significant Factors Affecting our Results of Operations — Cost related factors — Input materials.”

Employees

During the 2023 financial year, cunova had on average 1,030 employees globally and the KME Aerospace Business had nine employees in Osnabrück, Germany. On average, 650 of cunova’s employees are located in our headquarters in Osnabrück, Germany. The average professional experience of our leadership team is 25 years.

Since February 1, 2022 (i.e., the beginning of the Successor 2022 Period), we have not experienced material work stoppages and we consider our relationship with our employees to be in good standing. A works council is in place for the Osnabrück plant and has various agreements with cunova GmbH and subsidiaries of the KME Group. We believe a large number of our factory employees who work in our Osnabrück plant is part of the IG Metall union representing metal workers in Germany and is subject to collective bargaining agreements.

Our employees in Italy, Spain and Mexico are also unionized.

Research and Development

We have a significant standalone research and development pipeline. For example, we are in the process of developing the production of copper alloy powder for 3D printing. Our research and development team is continuously working to innovate and improve our products, and our quality assurance personnel are involved throughout the design and manufacturing phases of our products.

In addition to our independent research and development activities, our customers’ demand for bespoke products and services also informs our research and development pipeline. Our network of service centers and technical consultants that support our global customers allow us to gain insight into the use of our existing products by our customers and to deliver innovative solutions to improve these products. They also enable us to develop new products and innovate based on customer needs. Furthermore, industrial companies frequently seek to access our expertise to co develop products, which we also attribute to our strong brand and customer centric approach.

Information Technology (IT)

Information technology is a key business enabler and plays an important role in improving overall productivity, customer service and risk management. We currently rely on the KME Group for IT system support for our production facilities in Osnabrück, Germany and Fornaci di Barga, Italy, although we have established an independent IT system for our enterprise resource planning in Osnabrück, Germany. We are also in the process of fully segregating our IT systems from those of the KME Group for our facility in Osnabrück, Germany in order to maintain independent IT systems dedicated to our business. Our IT strategy is aimed at integrating our business, organizational capacity, customer service, risk management and corporate governance. We maintain security, maintenance, back-up, business continuity and disaster recovery, archiving, industry practice virus and other contaminants scanning and prevention, access controls and other protection measures with respect to IT systems.

Intellectual Property

Our success and competitive strength depend in part on our ability to protect our technology and intellectual property. In the course of our business, we use various financial, business, scientific, technical, economic and engineering information, formulas, designs, methods, techniques, processes and procedures, all of which is protected confidential and proprietary information. We rely on a combination of patent, design, trade secret, trademark, copyright, unfair competition and other intellectual property laws, as well as limited access confidentiality procedures and contractual arrangements and restrictions with our employees, consultants and other third parties to establish, maintain and protect our proprietary rights.

We cannot be certain that we will be able to adequately develop and protect our intellectual property rights or that other companies will not claim that we are infringing upon, misappropriating or otherwise violating their intellectual property rights. We may need to defend ourselves against intellectual property right infringement or misappropriation claims, which may be time consuming and would cause us to incur substantial costs.

We intend to continue regularly assessing opportunities for patent protection for the technologies, designs and methodologies that we believe strengthen our competitive position. For more information about our intellectual property and related risks to our business, see “Risk Factors — The Company may face challenges to its intellectual property rights and proprietary information, which could adversely affect the Company’s reputation, business and competitive position.”

Melting & Casting Technologies, Maritime Applications and Industrial Applications

As of June 21, 2024, cunova had more than 200 patents and patent applications belonging to a total of 20 patent families, as well as a significant pipeline of research and development, including the basic patent for copper staves for efficient cooling. The patent portfolio covers multiple jurisdictions in the EU and worldwide. Our patents relate to products such as continuous casting crystallizers and the related method, liquid-cooled molds, fin tubes with beads for cooling elements, small wave molds, plate coolers, wear resistant electrode shafts, wear protection staves, wear bars, mold fixation with integrated cooling channels, 5-edge contact tubes, devices for transporting mediums and their assembly method, the material CuZr0.1Ag for casting molds, foldable insert blocks/fillers, anti-bulging, AFM thread inserts, additively manufactured welding caps, mold arrangements consisting of mold plates with adapter plates and filler pieces, chill tubes, low-stress fastening with groove cooling and recording of mold process data in a sensor system installed on the mold side.

As of June 21, 2024, we also have 19 registered trademarks, some of which are registered in multiple countries, such as “EM Moulds – We give shape to steel,” “Elbrodur” and “OSNALINE,” and we own registrations for the internet domains for our websites. We also receive funding from governmental authorities to develop or create in whole or in part some of our intellectual property, including patentable technologies. For example, we received funding from the European Union to develop lightweight fiber reinforced steel wires. The European Union institutions, bodies, officers or agencies as well as the member states continue to have access to the results of the research conducted under this grant on a royalty-free basis to implement or monitor EU policies or programs, i.e., for non-commercial and non-competitive uses. We have also received a grant from the government of Lower Saxony to fund part of the development of an atomizer to produce copper powders for 3D printing.

Aerospace Business

The KME Group has not registered or submitted any applications for patent, trademark, copyright or other intellectual property protections in any jurisdiction in respect of the intellectual property of its KME Aerospace Business, as the very process of seeking any such protection would expose our proprietary information and know-how in this segment to our competitors, thereby subjecting us to exploitation by competitors. In the absence of such protection, we may not be able to prevent others from exploiting this intellectual property in the event that it is illicitly copied or otherwise developed by our competitors. See “Risk Factors — The Company views its competitive advantage in respect of its Aerospace Business as being based primarily on proprietary information and know-how held by a very limited number of key personnel.”

Facilities

cunova

We operate through nine facilities, which are spread out globally. cunova’s headquarters are at Klosterstrasse 29, Osnabrück, Germany. We sublease our main facility located in Osnabrück, Germany from KME Germany GmbH. We also lease our remaining facilities. Heinrich Koch Internationale Spedition GmbH & Co. KG, a logistics provider, also leases space at the Osnabrück facility and provides logistics services to the KME Group on the premises, including to cunova.

Production capacity at each of our manufacturing facilities is a product of the throughput times required to manufacture our products. While we have not experienced capacity constraints in any of our manufacturing facilities, we are continuing to work towards reducing the throughput times required to run our processes in order to increase efficiency as well as the production capacity of our facilities.

Jurisdictions	Number of Locations	Type of Location	Segment	Square Meters (sqm)	Products Manufactured / Services Provided
Germany
cunova GmbH	1	Headquarters, Production Plant and Service Center	Melting & Casting Technologies Service Division Maritime Applications Industrial Applications	90,000	Production of all cunova products (except for fittings)

India
cunova Service India Pvt. Ltd.	1	Service Center	Melting & Casting Technologies Service Division	1,500	Production and refurbishing of standard plates

Italy
EM Moulds S.p.A.	1	Production Plant	Melting & Casting Technologies	18,600	Production of mold tubes

Mexico
cunova Service Mexico S.A. de C.V.	1	Service Center	Service Division	1,000	Refurbishing of plates

Spain
cunova Service Spain S.A.U	1	Service Center	Service Division	1,400	Refurbishing of mold tubes

Turkey
cunova Kalip Servis Sanayi ve Ticaret Anonim Şirketi	1	Service Center	Service Division	573	Refurbishing of plates

United States
KME America Marine Tubes & Fittings LLC	1	Production Plant	Maritime Applications	11,150	Production of flanges and fittings
cunova Service USA LLC	2	Service Centers	Service Division	16,630	Refurbishing of steel mill equipment

Aerospace Business

The employees of the KME Aerospace Business currently work at the KME Group facility in Osnabrück, Germany at Klosterstrasse 29, Osnabrück, Germany and will continue to do so after Closing.

Marketing

The products of our Melting & Casting Technologies, Maritime Applications and Industrial Applications segments are mainly promoted through our own agents, particularly in Central Europe. We also have agency agreements with third party agents in various other countries where we operate to promote our products. The third party agents promote sales and cultivate business relations with actual and potential customers in exchange for agreed-upon commissions.

The KME Aerospace Business currently uses its sales team to sell its products directly to its customers, without the use of external agents, which we currently intend to continue after Closing. The KME Aerospace Business also provides technical engineering support to its customers on the development of products for specific applications in propulsion systems, which has strengthened its ties with customers. The highly specialized nature of the KME Aerospace Business products allows it, and will allow us, to utilize only this minimal marketing tool.

Sustainability

We provide critical components that we believe support sustainability and the energy transition in the aerospace and steel manufacturing industries. We aim to reduce our environmental footprint, conserve resources and offer our customers sustainable products and solutions to contribute to creating a sustainable future.

We aim to support the transition to energy conservation.

We are developing our reach into the electric vehicle sector and aim to supply high quality specialty copper products that support the energy transition, particularly with respect to the supply of specialized products that improve the performance of electric vehicle motors and charging. We also provide critical components to the newest and most efficient mills being constructed, which in turn, contributes to lower carbon steel manufacturing. Furthermore, the components that the Aerospace Business supplies, allow for the reuse of rocket engines, which contributes to energy conservation and resource efficiency in the aerospace industry.

We are dedicated to resource efficiency and the circular economy.

By reducing resource consumption, extending the life cycle of products, using renewable materials and reusing end-of-life products, we believe we contribute positively to the circular economy. We estimate that over half of the copper we used in 2023 was recycled and we also have the right to sell scrap to the KME Group for recycling. In addition, the products of the KME Aerospace Business contribute to the re-use of rocket engines, enhancing resource efficiency and cost reduction in the aerospace industry.

Environmental, Social and Corporate Governance

We are committed to environmental and safe work practices to prevent occupational health and safety risks and to address our environmental and social responsibilities. To effectively manage these goals, we have implemented policies and procedures as frameworks through which we aim to carry out our comprehensive organization wide environmental and social commitments and assess our environmental and social performance against established international guidelines.

Our management systems are designed to comply with the requirements of ISO 14001:2015 (Environmental Management), ISO 50001:2018 (Energy Management), ISO 45001:2018 (Occupational Health and Safety Management) and ISO 9001:2015 (Quality Management). On January 12, 2024, cunova received the TÜV certificate for the Product Carbon Footprint of its mold tubes based on a comprehensive study performed in accordance with international standard ISO 14067:2018. The study assessed the greenhouse gas emissions of our mold tubes from production to recycling and confirmed the effectiveness of our innovative recycling principle.

We have established a Code of Conduct, which includes policies and procedures relating to fair competition, antitrust law and trade regulations, anti corruption and anti money laundering, environment, health and safety, prohibition of child labor, respect of human rights, prevention of infringements on property rights, prevention of conflicts of interest, handling information, data protection and dealing with gifts and other benefits. We have also established a Code of Conduct with which our business partners are expected to comply when dealing with cunova and all companies under its direct or indirect controlling influence.

We have put in place and are currently updating data protection and information security policies, cybersecurity policies and data retention policies well as a cyber enterprise risk management insurance policy.

Organizational Structure

The following chart sets forth our organizational structure for each of our significant subsidiaries and other subsidiaries relevant to our operations(2) as of June 21, 2024:

(1)	Aerospace Business Assets held by KME Mansfeld and KME America not depicted for simplicity.
(2)

cunova does not treat its Russian subsidiary, KME Service Russland Ltd., as a subsidiary relevant to its operations as (i) the entity accounts for an immaterial amount of assets, (ii) cunova no longer acts as a supplier to the entity and (iii) cunova is currently in the process of disposing of its stake in the entity. Accordingly, cunova does not include the entity in its corporate structure chart, which identifies only its significant subsidiaries and other subsidiaries relevant to its operations.

The following diagram provides a simplified illustration of the organizational structure of PubCo post-Business Combination:

KME (Germany)
100%
100%
KME Special Holding GmbH (Germany)
KME Special Holding GmbH (Germany)
GP
LP
100%
KME Special (Germany)
PIPE Investors[2]
Public investors
Anchor investors
Sponsor (Cayman Islands)
PubCo Shares
PubCo Shares
PubCo Shares, PubCo Warrants
PubCo Shares, PubCo Warrants, PubCo Private Placement Warrants
PubCo Shares, PubCo Private Placement Warrants
100%
KME Asset Co (Germany)
PubCO (UK)
PP Holding SHL:
EUR 33 million
100%
100%
PubCo holds:
45% of ordinary shares
KME JV GmbH SHL:
EUR 32 million
PP Holding (Germany)
Merger Sub (Delaware)
JV GmbH (Germany)
PP Holding:
55% of ordinary shares
JV GmbH Preference share
100%
cunova (Germany)
Aerospace Business Assets
99,99%
cunova Service Mexico S.A. de C.V. (Germany)
71,5%
cunova Service India Pvt. Ltd. (India)
85%
cunova kalip Servis Sanayi ve Ticaret Anonim Şirketi (Turkey)
100%
cunova Service Spain S.A.U. (Spain)
100%
EM Moulds S.p.a. (Italy)
41,35%
Special Steel & Alloys S.E. Asia Pte. Ltd. (Singapore)
100%
conova Special Products America Inc. (U.S.)
100%
KME America Marine Holding Inc. (U.S.)
100%
conova Service USA LLC (U.S.)
100%
KME America Marine Tube & Fittings LLC (U.S.)
= indicates preference shares
= indicates ordinary shares
= indicates shareholder loan

(1)	On the Exchange Date, Paragon will transfer its shares in PP Holding and the Paragon PP Holding SHL to PubCo in exchange for cash and the Paragon Vendor Loan by and between Paragon, PubCo and cunova, following which it will no longer be a direct or indirect shareholder of cunova.
(2)	Assumes a PIPE Investment in connection with the closing of the Business Combination.

Government Regulations

Because of its global operations, the Company is subject to a wide variety of international and national laws and regulations, including environmental, health and safety regulations, securities laws, tax laws, data privacy, employment and pension related laws, consumer protection, competition laws, trade laws, taxation, intellectual property, anti corruption laws and worldwide anti bribery laws, government procurement regulations and laws governing improper business practices, all of which are continuously evolving and developing.

In the future, the Company may be subject to both new laws and regulations, and changes to existing laws and regulations which may continue to evolve through interpretations by courts and regulators. Accordingly, it is difficult to assess the possible effect of compliance with future requirements that differ from existing requirements. Such changes may require us to incur costs and such changes could form the basis for new or increased liabilities that could have a materially adverse effect on our business, financial condition or results of operations.

Regulations in Germany and the European Union.

Health, Safety and Environment.

According to national and international provisions, we are obligated in most jurisdictions to take measures related to health and safety at work. German law establishes a system of rules and regulations to protect employees’ health and safety at work. German occupational safety regulation is largely shaped by the requirements of EU law, which contains numerous regulations regarding different aspects of technical and social health and safety at work. In particular, general obligations on employers, protective and preventive services, emergency measures and necessary information, as well as the consultation, participation and training of workers are laid out in Council Directive 89/391/EEC on the introduction of measures to encourage improvements in the safety and health of workers at work. EU member states are free to maintain or establish more stringent measures of protection than those provided by Council Directive 89/391/EEC.

In Germany, significant occupational safety provisions are contained in the German Act on the Implementation of Measures of Occupational Safety and Health to Encourage Improvements in the Safety and Health Protection of Workers at Work (Arbeitsschutzgesetz, “ArbSchG”) and in the German Act on Occupational Physicians, Safety Engineers and Other Occupational Safety Specialists (Arbeitssicherheitsgesetz), which require employers to provide for their employees’ safety. The ArbSchG sets out the fundamental duties of employers and employees regarding health protection. It places employers under an obligation to assess the hazards of the workplace and to take the appropriate preventive measures, as well as to instruct employees about these measures. Employers must take precautions for especially hazardous workplaces and situations. They must also provide preventive occupational healthcare.

In general, compliance with employment safety regulations is subject to regulatory supervision. The law enforcement authorities have wide ranging enforcement powers, including the right to enter a company’s premises, search for documents and examine the work equipment and the personal health equipment. They are also authorized to impose fines.

Furthermore, for our facilities in Germany, including the construction, operation and alteration of our facilities, we are generally required to obtain and maintain permits from governmental authorities, for example building permits or permits under water law. Our operations are subject to various obligations and requirements relating to the protection of the environment, depending on the location of our facilities. In Germany, applicable laws include, for instance, the Water Resources Act (Wasserhaushaltsgesetz), the Closed Substance Cycle Waste Management Act (Kreislaufwirtschaftsgesetz), the Federal Emissions Control Act (Bundes Immissionsschutzgesetz) including its related ordinances as well as the German Federal Soil Protection Act (Bundes Bodenschutzgesetz) and various related ordinances.

Chemical and Hazardous Substances.

The EU requires control of the use of chemical products within the EU, requiring all affected industries to ensure and demonstrate the safe manufacture, use and disposal of chemicals. The Regulation (EC) No 1907/2006 on registration, evaluation, authorization and restriction of chemicals (“REACH Regulation”), requires the registration of all chemical substances manufactured in, or imported into, the EU, in quantities of more than one ton per annum with the European Chemicals Agency (“ECHA”). Authorization by ECHA is required for the import, manufacture and use of certain chemical substances.

Without a (pre)registration in place, it is impermissible to produce these chemicals in the EU, to import or to use them (“no data no market” principle). Users of registered chemicals (so called downstream users) must inform their sellers about the intended use of the chemicals, as the importer or producer must add this information to its documentation. Furthermore, the REACH Regulation contains restrictions on bringing substances to market for defined applications or under certain circumstances (Annex XVII of the regulation). If necessary, substances will be listed on the so called candidate list (SVHC list) or on Annex XIV to the REACH Regulation. These substances may be subject to a full ban or requirement for authorization in the future, which may or may not be granted by the European Commission. In addition, the REACH Regulation was accompanied by legislation providing for a comprehensive system on the classification, labelling and packaging of substances and mixtures, in particular regulation (EC) No 1272/2008 on the classification, labelling and packaging of substances and mixtures.

The Company does not hold registrations or authorizations under the REACH Regulation, but is, as downstream user, subject to information, notification and labelling requirements and must comply with certain safety obligations arising for example under the German Chemicals Act (Chemikaliengesetz), which mainly reflects and accompanies the REACH Regulation at the national level, but also establishes additional national requirements.

Supply Chain Compliance.

As of January 1, 2024, the German Supply Chain Act (Lieferkettensorgfaltspflichtengesetz, “LkSG”) requires companies with a minimum of 1,000 employees based in Germany to: (i) conduct an appropriate risk analysis to identify human rights and environment related risks in their supply chains; (ii) take respective preventive measures and remedial action; (iii) adopt a policy statement on human rights protection in their supply chains; (iv) implement grievance procedures to allow for the reporting of human rights violations and ensure appropriate follow up measures; and (v) report on their compliance with the due diligence obligations. The Federal Office for Economic Affairs and Export Control (Bundesamt für Wirtschaft und Ausfuhrkontrolle) enforces these obligations by means of information and discovery requests, remediation orders as well as financial penalties and exclusion from public procurement. Companies with more than 3,000 employees based in Germany have been subject to the LkSG since January 1, 2023. We expect to cross the relevant threshold of 1,000 employees in Germany and become subject to the LkSG as of January 1, 2025.

In addition, the European Commission, the Council of the European Union and the European Parliament have agreed on a joint draft of the Corporate Sustainability Due Diligence Directive (“CSDDD”) on December 14, 2023. On March 15, 2024, after intense discussion, the EU Council voted to support the CSDDD and the EU Parliament passed the CSDDD on April 24, 2024. The CSDDD still needs to be transposed into national law. The CSDDD would also apply to smaller companies if they generate a certain amount of turnover in risk sectors. In addition, fines imposed would likely be significantly extended and could amount to up to 5% of a company’s annual turnover. Among others, the CSDDD would introduce civil liability for breaches of human rights and environmental due diligence obligations.

In November 2023, the EU reached a provisional agreement on a European critical raw materials act. The act aims to increase and diversify the EU’s critical raw materials supply, strengthen circularity, including recycling and support research and innovation on resource efficiency and the development of substitutes. The critical raw materials act will cover metal, minerals and natural materials that are essential to the functioning and integrity of a wide range of industrial ecosystems, including bauxite/alumina/aluminum, cobalt, copper, lithium, manganese, graphite and battery grade nickel, rare earths for the production of magnets, silicon and titanium metal and tungsten. While we use some of the materials covered by the European critical raw materials act, we currently do not expect significant restrictions to our business. The European Commission will review and, if necessary, update the list of strategic raw materials three years after the date of entry into force of the proposed regulation and every three years thereafter.

Climate and ESG Disclosure Regulations.

On January 5, 2023, the Corporate Sustainability Reporting Directive (“CSRD”) came into force, which must be transposed by EU member states to national law by July 6, 2024. The CSRD requires European in-scope companies to report on sustainability information in line with European Sustainability Reporting Standards (“ESRS”) that were adopted by the European Commission on July 31, 2023. The CSRD will apply to large undertakings, such as the

Company, for financial years beginning on or after January 1, 2025. The new disclosures will therefore appear in annual reports published in 2026. Companies that have to comply with the CSRD will be required to report information in line with ESRS on a wide scope of sustainability matters, including ESG topics, subject to a double materiality assessment, meaning that companies have to report not only on how sustainability issues might create financial risks for the company (financial materiality), but also on the company’s own impact on people and the environment (impact materiality). Reports must be certified by an accredited independent auditor or certifier. The CSRD further notes that members of a company’s administrative, management and supervisory bodies have a “collective responsibility” for ensuring that sustainability information is prepared and published in accordance with the CSRD requirements.

In October 2023, California enacted the Climate Corporate Data Accountability Act and the Climate-Related Financial Risk Act, which require U.S. companies doing business in California with revenues above certain thresholds to disclose information regarding climate risk and GHG emissions associated with their operations and value chain, and the Voluntary Carbon Market Disclosure Act, which requires companies with California operations to disclosure certain information relevant to claims they make regarding the climate-related impact of their operations or products. Other states are considering similar laws as well.

Data Protection Regulations in Germany and the European Union.

We collect, process, store, use and share data, some of which contains personal information and data relating to an identified or identifiable living individual (personal data), in connection with operating our business. Consequently, our business is subject to a number of European Economic Area and international laws and regulations governing data privacy and security, including with respect to the collection, processing, storage, use, transmission, sharing, and protection of personal information, personal data and other consumer data sensitive information. For example, the European Union and the United Kingdom have adopted strict data protection and security laws. The European Union’s General Data Protection Regulation (Regulation (EU) 2016/679) (“GDPR”), which became effective in May 2018, and the U.K. Data Protection Act 2018 and the U.K. General Data Protection Regulation, (together “U.K. GDPR”), and the ePrivacy Directive U.K. GDPR, each as implemented or supplemented by national laws, which, in Germany, includes the Federal Data Protection Act (Bundesdatenschutzgesetz), (collectively, “Applicable Data Protection Laws”) impose strict requirements on controllers and processors of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, and shortened timelines for data breach notifications. The GDPR and U.K. GDPR have introduced substantial fines for breaches of the data protection rules (up to €20 million (or £17.5 million respectively) or up to 4% of the total worldwide annual group turnover of the preceding financial year, whichever is higher), increased powers for regulators, enhanced rights for individuals, and new rules on judicial remedies and collective redress. In addition to the foregoing, a breach of the GDPR or UK GDPR could result in regulatory investigations, reputational damage, orders to cease/change our processing of our data, enforcement notices, and/or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources and reputational harm.

Legal Proceedings

We are not currently a party to any actions, claims, suits or other legal or arbitration proceedings the outcome of which management believes, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, and results of operations. For additional information about the legal proceedings we may be subject to and risks to our business relating to litigation, see “Risk Factors — The Company may be subject to periodic litigation and regulatory proceedings, which may adversely affect its business and financial performance.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CUNOVA

The following discussion and analysis of cunova’s financial condition and results of operations should be read together with the audited combined financial statements and the related notes of cunova Core Business, the indirect parent company of cunova, appearing elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to cunova’s plans, objectives, expectations, projections, and strategy for its business, includes forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under the “Risk Factors” section and elsewhere in this proxy statement/prospectus, cunova’s actual results could differ materially from the results described in or implied by these forward-looking statements contained in the following discussion and analysis. Please also see the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” or “cunova” refer to all core business activities of PP Holding and its subsidiaries prior to the consummation of the Business Combination, which are presented in the “cunova Core Business combined financial statements” (the “Financial Statements”) included in this proxy statement/prospectus.

Overview

Headquartered in Osnabrück, Germany, cunova Group is a leading global manufacturer and supplier of high-end specialty copper alloy products and related services and solutions for a diverse array of end markets. Following Closing, cunova will operate five distinct segments: Melting & Casting Technologies, Service Division, Maritime Applications, Industrial Applications and the KME Aerospace Business.

Our principal segment is Melting & Casting Technologies in which we design and manufacture customer-specific casting molds made of special copper alloys which are used by steel plants worldwide. In our Service Division segment, we provide repair and maintenance services for the products we produce in our Melting & Casting Technologies segment as well as those produced by third-party suppliers. In our Maritime Applications segment, we manufacture primarily copper-nickel tubes, pipes and fittings for shipbuilding and offshore installations such as commercial and military vessels and oil & gas platforms. In our Industrial Applications segment, we produce a wide array of copper-alloy-based ready-to-install components, pressed and drawn rods, profiles and tubes and we intend to launch our copper alloy powder business for 3D-printing in the second half of 2024. Additionally, following the Merger Effective Time, cunova will acquire the KME Aerospace Business from the KME Group, a supplier of high tolerance copper alloy components to the aerospace industry, such as components for rocket propulsion systems. Following Closing, cunova will operate it as a separate segment called “Aerospace Business”.

During the 2023 financial year, cunova had on average 1,030 employees and the KME Aerospace Business had nine employees.

For the year ended December 31, 2023, cunova’s revenues were €416.2 million. For the Successor 2022 Period, cunova’s revenues were €396.4 million and for the Predecessor 2022 Period, cunova’s revenues were €34.1 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of cunova — Basis of Preparation” for a discussion of the basis of the presentation of the financial statements of cunova included elsewhere in this proxy statement/prospectus.

For the year ended December 31, 2023, the revenue of the KME Aerospace Business was €30.7 million. For the year ended December 31, 2022, the revenue of the KME Aerospace Business was €14.2 million.

Significant Factors Affecting our Results of Operations

Cost related factors

Input materials

We are a leading global manufacturer and supplier of high-end specialty copper alloy products and related services and solutions for a diverse array of end markets. Our profitability is primarily driven by the value added from the casting and manufacturing of metal products, and is considerably less impacted by fluctuations in the price of copper and other underlying metals of the input materials we use in our production, the costs of which fluctuate in a direct relation to variations in the prices of the metals composing them. We use various methods in our business model to substantially reduce the financial impact of fluctuation in metal prices such that our operating margins are largely unaffected by metal price trends. Therefore, the market or LME metal prices for the metals underlying the input materials of the products we manufacture, in particular copper — the primary material used in our operations — does not generally have any significant effect on our underlying business performance.

In particular, we use a natural hedging model by passing through the prices of metals underlying the input materials we source from our suppliers, which are linked to applicable LME and/or market prices for such metals, directly to our customers. This approach allows us to minimize the financial impact of metal price fluctuations by matching the timing, quantity and price of the metal procurement costs with the timing, quantity and price of the metal cost component of our products sold. We use the following three mechanisms to pass through the cost of metals:

●	the sale prices of input materials are earmarked to our acquisition cost for replacing the metals underlying such input materials as of the date of shipment, so the customer bears the risk of metal price changes from the date of order to the date of shipment;

●	the sale prices of input materials are fixed on the order date, and a matching purchase for replacing metals required for such input materials is established with our suppliers at the same fixed price, so the supplier bears the risk of metal price changes from the date of order to the date of shipment; and

●	the sale prices of input materials are fixed as of a date specified by the customer and a matching amount of metals required for such input materials is purchased by our suppliers. Input material produced using such metals is stored at our warehouse, and at the date of order the customer indicates what input materials under the metal contract should be used to fulfill the order, and the order price reflects our acquisition cost for the relevant metals. We purchase only the quantum requested by the customer at the time of the order and do not pre-order and store additional metals and input materials in our warehouse beyond what is needed for orders that have been placed by the customer.

This model has historically allowed us to circumvent metal price volatility in our results. If we fail to effectively maintain our natural hedging model or if customers become unwilling to bear the metal price risk forcing us to shift to forward or derivative contracts to hedge our exposure to the metal price volatility, our results of operations may be significantly affected by fluctuations in metal costs. Copper prices have fluctuated over the past decade and depend on the relationship between supply and demand. The average LME copper prices decreased in 2023, with prices down approximately 5% in 2023 compared to 2022, which cunova management mainly attributes to the downturn in the automobile and construction industries. Prices for copper, as well as for other metals used in our products, such as zinc, nickel, tin and other non-ferrous metals that are used in our alloys tend to fluctuate in response to changes in supply-and-demand dynamics in the industry and may also be impacted by the behavior of commodities investors. In addition, as certain of the raw materials underlying the input materials that we use in our production are finite resources, their prices may also fluctuate in response to any perceived scarcity of reserves and the evolution of the pipeline of new exploration projects to replace depleted reserves. See also, “Risk Factors — The Company relies on third parties, including KME, to supply certain input materials and provide transportation services that are critical to the manufacture of its products.”

Input materials procurement

We depend on KME affiliates and its own suppliers for key aspects of our business, particularly the supply of input materials required to manufacture our products and components. See also, “Risk Factors — The Company is dependent on KME and its affiliates for key aspects of the Company’s business.” In 2023 we procured approximately 98% of the input materials used in our manufacturing processes from KME based on a framework supply agreement, with approximately 85% of the input materials coming from KME’s foundries and approximately 13% from the foundries of KME’s own suppliers. While we actively monitor the market for available suppliers of our input materials, in respect of certain input materials, we are not at present aware of any alternative supplier or suppliers that could provide comparable quantities or qualities of such materials as that which KME currently supplies to us. In the event that we are unable to secure our required supply of these input materials from KME, we would need to procure these materials from alternative suppliers who are in a position to provide the materials at the quantities and qualities we require, which may not be feasible at all, or only at lower quantities or inferior qualities. If we are unable to fully satisfy our customer orders due to a deficit in the input materials required to fulfill those orders, our results of operations will be directly impacted. Our results of operations are therefore significantly correlated to KME’s ability to fulfill our input material requirements at the volumes and quality levels we demand in order to fulfill our own customers’ orders.

In addition, 25.7% of our revenue for the year ended December 31, 2023 and, for the year ended December 31, 2022, 26.4% for the Successor 2022 Period and 27.2% Predecessor 2022 Period, was derived from selling scrap generated as a by-product of our production. We sell this scrap to KME at prices we believe to be, on average, above the prices achievable on the spot market due to the greater intrinsic value of the scrap to KME for recycling and reuse, as it predominantly comprises the same metal alloys generated by KME as the input material it supplies to us. This arrangement also allows us to avoid transportation costs for the sale of scrap to KME, as our and KME’s production facilities are located at the same site. Any significant disruption to the cycle of obtaining input materials from, and selling scrap that is a by-product of those input materials back to, KME could impact our revenue and results of operations.

Personnel expenses

Because our business operations are very staff-intensive, a large portion of our expenses are personnel-related. Our personnel costs are largely driven by high wages, salaries, social security contributions. While personnel costs represent our main fixed costs, in order to ensure that our operations remain flexible and able to respond to the changing dynamics of the industries we serve, many of our factory floor employees work on flexible terms to facilitate additional shifts and redeployment across our business units, as required. Our personnel expenses for the year ended December 31, 2023 was €74.3 million, which represented 17.9% of our revenue, while for the year ended December 31, 2022, personnel expenses comprised €62.5 million for the Successor 2022 Period and €5.5 million for the Predecessor 2022 Period and represented 15.8% and 16.2% of our revenue, respectively. The average number of our employees increased to 1,030 for the 2023 financial year, compared to 986 employees for 2022 financial year, as we increased the number of production-line employees working in our main manufacturing facility in Osnabruck, and also expanded our administrative and IT teams to build up our own technical and operational support following our spin-off from KME.

Economic conditions and demand for our products

Customer demand in the industries in which we operate is cyclical and impacted by general economic conditions. General economic conditions in the geographic regions in which our customers operate, such as the rate of economic growth, the level of inflation, exchange rates and currency devaluation or revaluation, influence consumer confidence and consumer purchasing power. As a result, the supply and demand balance in the markets where we compete for customers and for prices for our products is strongly influenced by overall economic conditions in these markets. Levels of industrial investment activity and industrial production also influence demand for our products. See “Risk Factors — Risks Relating to Our Industry and Business — The Company’s sales to its customers are cyclical, and a downturn in sales to these customers may adversely affect its business.”

Higher rates of inflation have recently affected the economies of many of the countries in which we operate, resulting in rising prices. As a result, we have experienced an increase in operating and other costs in recent periods. In particular, our energy costs increased from, for the year ended December 31, 2022, €4.8 million and €484 thousand for the Successor 2022 Period and the Predecessor 2022 Period, respectively, to €6.2 million for the year ended

December 31, 2023, and our personnel expenses increased from, for the year ended December 31, 2022, €62.5 million and €5.5 million for the Successor 2022 Period and the Predecessor 2022 Period, respectively, to €74.3 million for the year ended December 31, 2023, in each case primarily due to inflation. In addition, inflation has led to an increase in interest rates, which in turn resulted in an increase of our financial expenses from, for the year ended December 31, 2022, €21.4 million and €488 thousand for the Successor 2022 Period and the Predecessor 2022 Period, respectively, to €32.7 million for the year ended December 31, 2023. We have been able to partially offset the impact of inflation on our business by passing through cost increases on our product. On average, we increased the prices of our products in each of our business segment by 23% to 25% from 2021 to 2023. Our ability to raise our prices depends on many factors, including, competitors’ prices for similar products, market demand for our products and global economic conditions. Consequently, we may be unable to fully offset the impact of inflation on our business in the future. See “Risk Factors — Weakness in global economic conditions, including due to inflation, or in any of the industries or geographic regions in which the Company or its customers operates could adversely impact its revenues and profitability by reducing demand and margins.”

Demand for our melting and casting technologies, as well as for our repair and maintenance services, is and will continue to be influenced by the growth rate of the steel industry and steel production, including continued growth of the steel industry in India and the Middle East. We also see potential growth through implementation of smart molds as a critical input sensor in steel plant automation. In addition, we expect that the growing global trend for decarbonization and green steel will increase demand for our electric arc furnace (EAF) cooling products.

For our maritime applications products, we expect growth of this business segment to be proportionate with increases in submarine part demand and upstream oil & gas spendings in the market. In addition, we expect that the current trend in increased defense spending will likely increase demand for our customized, corrosion-resistant pipes, flanges and fittings for submarines and aircrafts carriers. On the contrary, any substantial decrease in defense spending may adversely affect demand for these products.

We experienced a decrease in demand for our industrial applications products in recent years, which was mainly driven by weakness in our core markets, mainly in sputter targets for LEDs and pre-material for production of welding caps for the automobile industry. We believe that the future growth of this business segment will be supported by a recovery in the LED and automobile markets due to natural cyclicity of these markets driven by limited product lifespans and obsolescence. Moreover, we plan to improve our margins in this segment through expansion into new markets. For example, we are planning to enter the additive manufacturing market by launching our copper alloy powder business for 3D-printing in the second half of 2024. In a long-term, we are planning to expand our operations in the electric vehicle technologies market by supplying specialized products that improve the performance of electric vehicle motors and charging.

Product mix and effect on gross margins

The mix of the products we sell across our three segments can impact our results. We predominately produce and sell products according to customer orders. The bespoke products we produce primarily in our Melting & Casting Technologies segment typically provide a higher profit margin compared to the semi-finished products of our Maritime and Industrial Applications segments, and the mix of products we sell during a reporting period impacts our revenues during that period. We plan to continue to focus on production of higher margin products and products that serve industries that are expected to experience growth, such as manufacturers of electric vehicles.

We sell our products to many types of end users in different industries. Demand for certain products may vary according to trends in individual industries or specific geographic areas in which we sell a higher concentration of our products. Accordingly, our results may be affected by trends affecting even a single industry or geography. Furthermore, margins depend largely on the aging of existing products, change of technology relative to existing products, and product developments, particularly in casting products.

Currency fluctuations

We are a global company and transact our business in a number of currencies, but present our financial statements in Euro. Therefore, our consolidated or combined revenue and results of operations are affected by fluctuations in the exchange rates of the respective currencies.

In the year ended December 31, 2023 and for the Successor 2022 Period and for the Predecessor 2022 Period, we generated approximately 23.2%, 22.0% and 23.7%, respectively, of our revenues in currencies other than Euro, primarily in U.S. dollars and we expect the percentage of our sales that is generated in currencies other than Euro to increase in the future. Changes in foreign currency exchange rates can affect our ability to produce and sell our products at profitable prices and can affect the value of our foreign assets, sales, liabilities and costs when reported in Euro and, therefore, our financial condition and results of operations. Currency exposure from our foreign currency denominated sales is partly offset by corresponding expenses incurred in foreign currencies, such as foreign currency denominated production costs, selling and general and administrative expenses and other expenditures incurred in the local currency at the level of our foreign subsidiaries.

Our foreign subsidiaries operate their respective businesses in the markets of their home countries and the functional currencies of these subsidiaries are generally the respective national currencies, which may be different from the presentation currency of the Company’s financial results. The assets and liabilities of our subsidiaries where the functional currency is other than Euro are translated using period-end exchange rates. The income and expenses of foreign operations are translated at the average exchange rate for the respective period. Translation differences resulting from these deviations in exchange rates are recognized initially in other comprehensive income until the net investment in the foreign subsidiary is disposed of, at which time, the cumulative amount is reclassified from equity to profit or loss. The fluctuation in the relevant currencies exchange rates may result in the foreign exchange transaction losses.

Basis of Preparation

As of January 31, 2022, PP Holding acquired all shares in cunova (former KME Special Products & Solutions GmbH) through JV GmbH, a wholly owned subsidiary of PP Holding, and in exchange issued 45% ordinary shares of JV GmbH to KME Special. As a result of these transactions, JV GmbH became the sole shareholder and direct parent of the business activities of cunova (the “Transfer to JV GmbH”). For additional information regarding the Transfer to JV GmbH, including details of the consideration transferred and the fair values of assets acquired and liabilities assumed, refer to Note 5: “Business Combinations” to the combined financial statements of cunova Core Business.

Prior to the Transfer to JV GmbH, PP Holding had no material assets or liabilities and is considered the “Successor” for accounting purposes. Before the Transfer to JV GmbH, cunova (the former Special Division of the KME Group) was wholly owned by KME SE through KME Special (the “Predecessor”). The Transfer to JV GmbH resulted in a change in accounting basis, and the financial statement presentation defines cunova under the control of PP Holding as the “Successor” for the reporting periods following the transfer, which includes the year ended December 31, 2023 and the period from February 1, 2022 through December 31, 2022 (“Successor 2022 Period”), and as the “Predecessor” for the reporting period prior to the transfer, which includes the period from January 1, 2022 through January 31, 2022 (the “Predecessor 2022 Period”). The Transfer to JV GmbH was accounted for as a business combination using the acquisition method of accounting, and the Successor combined financial statements reflect a new basis of accounting that is based on the fair value of assets acquired and liabilities assumed as of the effective date of the Transfer to JV GmbH. The new basis of accounting primarily impacted the values of intangible assets, property, plant and equipment, inventories, and deferred tax liabilities.

As a result of the application of the acquisition method of accounting, the combined financial statements for the Predecessor 2022 Period and for the Successor 2022 Period are presented on a different basis of accounting and are, therefore, not directly comparable, although they are both presented in accordance with IFRS. The financial statement presentation distinguishes the presentation of cunova into two distinct periods for the financial year ended December 31, 2022, the Successor 2022 Period and the Predecessor 2022 Period. The Predecessor 2022 Period and Successor 2022 Period have been separated by a vertical black line on the combined financial statements to highlight the fact that the financial information for such periods has been prepared under two different basis of accounting.

However, the change in the basis of accounting resulting from the Transfer to JV GmbH and the application of the acquisition method of accounting did not impact any of the following captions of our audited combined statements of profit or loss:

●	Revenue;

●	Own work capitalized;

●	Other operating income;

●	Cost of material;

●	Personnel expenses;

●	Other operating expenses;

●	Share of profit or loss of equity method investments; or

●	Financial income.

Accordingly, for the purposes of the discussions that follow, the change in accounting basis resulting from the Transfer to JV GmbH does not affect the comparability of the results of the Predecessor 2022 Period in respect of these captions in comparison to any of the periods following January 31, 2022.

The combined financial statements of cunova Core Business have been prepared in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Reporting Segments

Currently, we operate our business in four reportable segments:

●	Melting & Casting Technologies. This reporting segment consists of designing, producing and servicing casting molds for the steel industry. These casting molds are an integral part of the continuous casting process and improve the final steel quality and operational performance of steel plants. Our molds are made from copper alloys and coated to provide a high level of strength while being thermally conductive to efficiently cool the molten steel running through them. Each mold is individually adapted to the casting conditions, taking account of the alloy, cross-section, casting speed and other conditions.

●	Service division. This reporting segment offers comprehensive services for our Melting & Casting Technologies products, including machining, repair and recoating of mold plates and tubes to extend their lifetime, via our service centers in Germany, India, Mexico, Spain, Turkey and the United States.

●	Maritime Applications. This reporting segment produces a range of seawater and corrosion resistant pipes, flanges and fittings for commercial ships and oil & gas seawater applications as well as components for naval submarines, aircraft carriers and ships. The pipe systems and fittings made of seawater-resistant copper-nickel alloys prove their worth on offshore production facilities such as drilling rigs, production platforms, floating production storage and offloading units. The products also protect equipment such as seawater desalination plants and industrial facilities from corrosion by seawater.

●	Industrial applications. This reporting segment supplies extruded & drawn bars, sections and pipes as well as provide special parts made for specific industrial applications. We manufacture rod, sections and pipes from a wide range of copper alloys specially tailored to the requirements of customers around the world.

In addition, our business records revenues and expenses under the category “Corporate / Other,” which primarily consists of scrap sales to KME which do not have any added-value to our core business and thus there are no operating results for the chief operating decision maker to make meaningful assessments of the effect of allocating more or fewer resources to this activity.

Additionally, upon Closing, cunova will acquire the Aerospace Business from the KME Group, a supplier of high tolerance copper alloy components to the aerospace industry, such as components for rocket propulsion systems. Following the completion of the Business Combination, the Aerospace Business will become an additional, separate segment of cunova.

Principal Components of Our Profit and Loss Statement

Revenue

We generate our revenue from the sale of specialized copper products, such as casting molds, billets, casting systems, pipes and fittings for shipbuilding, and pressed and drawn bars, as well as from services that we offer for our products, including machining, repair and recoating of mold plates and tubes. Revenue also includes scrap sales to KME.

Change in unfinished and finished products

Change in unfinished and finished products refers mainly to the increase or decrease in inventories, work in progress and finished goods.

Own work capitalized

Own work capitalized includes mainly the in-house production of devices for machines at the Osnabrück site.

Other operating income

Our other operating income refers to the release of liabilities, rebates of energy cost and energy tax, government grants, insurance reimbursements, the reversal of receivables that were written off, income from the disposal of fixed assets and a number of individual items that are considered individually immaterial.

Cost of material

Our cost of materials includes the purchase of metal, costs for other material and the change in inventories for metal and other material.

Personnel expenses

Our personnel expenses include payments for wages, salaries, bonuses and all other payments for work provided by our employees. Also included are social security contributions in the form of mandatory statutory contributions to social insurance and the cost of pension and redundancy payments.

Depreciation, amortization and impairments

Depreciation, amortization and impairments represents depreciation of property, plant and equipment, the amortization of intangible assets and impairments relating to property, plant and equipment of the subsidiary in Ukraine in the period from February 1, 2022 to December 31, 2022.

As a result of the Transfer to JV GmbH and the application of the acquisition method of accounting, we adjusted our assets and liabilities to their estimated fair values as of February 1, 2022, which resulted in an increase of €6.4 million in depreciation of our property, plant and equipment and an increase of €24.7 million in amortization of our intangible assets in the period from February 1, 2022 to December 31, 2022 and in an increase of €5.1 million in depreciation of our property, plant and equipment and an increase of €12.0 million in amortization of our intangible assets in the year ended December 31, 2023.

Other operating expenses

Our other operating expenses primarily comprise of production costs and services bought, consulting costs, freight costs, costs of energy, commissions, maintenance costs, insurance premiums, IT costs and rent and lease expenses for short-term leases and low-value assets. For the period February 1, 2022 through December 31, 2022 impairment losses on the assets of the Russian subsidiary are included within others costs. We are currently in the process of disposing of our Russian subsidiary, having agreed the share transfer terms with the potential acquirer.

Share of profit or loss of equity method investment

Share of profit or loss of equity method investment included the proportionate share of profit resulting from 41.3% interest in Special Steel & Alloys S.E. Asia Pte., Singapore, a joint venture separately managed in maritime applications.

Financial income

Our financial income primarily consists of gains from foreign currency translations and interest income.

Financial expense

Our financial expense primarily consists of interest expenses, financial and guarantee fees and losses from foreign currency translations.

Income taxes

Our income taxes consist of current income taxes and deferred taxes.

Results of Operations

The following table sets out selected financial data from our audited combined statements of profit or loss for the periods indicated:

	Successor		Predecessor
€ thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Revenue	416,227	396,447	34,108
Change in unfinished and finished products	7,836	87	(26)
Own work capitalized	329	194	3
Other operating income	2,130	2,139	106
Cost of material	(251,542)	(262,612)	(21,097)
Personnel expenses	(74,299)	(62,473)	(5,541)
Depreciation, amortization and impairments	(25,833)	(39,310)	(1,006)
Other operating expenses	(50,200)	(46,916)	(3,894)
Operating profit/(loss)	24,648	(12,444)	2,653
Share of profit or loss of equity method investments	77	36	—
Financial income	72	783	188
Financial expense	(32,737)	(21,400)	(488)
(Loss)/profit before tax	(7,940)	(33,025)	2,353
Income taxes	(4,198)	6,633	(751)
(Loss)/profit for the period	(12,138)	(26,392)	1,602

Revenue

	Successor		Predecessor
€ thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Products	364,235	354,666	31,207
Services	51,992	41,781	2,901
Total	416,227	396,447	34,108

Revenue for the year ended December 31, 2023 was €416.2 million, while for the year ended December 31, 2022, revenue comprised €396.4 million for the Successor 2022 Period and €34.1 million for the Predecessor 2022 Period. The decrease in our revenue in 2023 compared to 2022 as a whole was due to lower sales volumes, which decreased by approximately 5.7% in 2023 compared to 2022, primarily attributed to the decline in sales volume in the Industrial Applications segment, that was caused by lower product demands due to customers building buffer stock in prior periods in light of global supply chain disruptions, uncertainties in the industry as a result of reduction in CO2 emissions and green steel discussions, as well as a lower demand for LCD screens. The decrease in sale volumes was partly offset by increased prices for our products. The price increase effect amounted to approximately €14.2 million in 2023 and was caused by price increases in all business units with the main driver being the Casting Technologies segment. The price increases were primarily attributable to the high inflation rates, as well as the high steel prices in sales markets relevant to cunova. The price increases were differentiated by region, product group and customer, in order to defend the profitability of the business unit. See “— Significant Factors Affecting Our Results of Operation — Economic conditions and demand for our products.” In addition, the decrease in our total revenue in 2023 compared to 2022 as a whole was offset by higher revenues of the Service Division, driven by the growth of the largest service unit entity, cunova Service USA LLC (formerly Roser Technologies LLC). See “— Segment results — Service Division.”

The following table sets forth the revenue by segment for the periods indicated.

	Successor		Predecessor
€ thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Melting & Casting Technologies	109,162	108,538	11,313
Service Division	51,992	41,781	2,901
Industrial Applications	82,410	81,747	6,904
Maritime Applications	57,039	59,107	3,727
Other (including scrap sales to KME Germany)	115,624	105,274	9,263
Total	416,227	396,447	34,108

For discussion of the revenue by segments analysis see “—Segment results.”

While revenue under the category “other,” which primarily consists of scrap sales to KME, is included as part of cunova Core Business’ revenue, cunova’s management does not consider it to have any added-value and thus there are no operating results for the chief operating decision maker to make meaningful assessments of the effect of allocating more or fewer resources to this activity. Accordingly, “other” does not constitute an operating segment of cunova pursuant to IFRS 8.

Revenue recorded under “other” for the year ended December 31, 2023 was €115.6 million, while for the year ended December 31, 2022, revenue for “other” comprised €105.3 million for the Successor 2022 Period and €9.3 million for the Predecessor 2022 Period. The revenue recorded under “other” in 2023 remained relatively stable compared to 2022 as a whole.

The following table sets forth a breakdown of revenue by region for the periods indicated.

	Successor		Predecessor
€ thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Germany	153,177	148,884	13,950
USA	89,590	85,502	7,540
Europe	95,263	76,283	6,308
Asia	41,664	69,781	4,548
Rest of world	36,533	15,997	1,762
Total	416,227	396,447	34,108

Change in unfinished and finished products

In connection with the Transfer to JV GmbH, we adjusted, in accordance with the acquisition method of accounting, our assets and liabilities to their estimated fair values as of February 1, 2022. This change in accounting basis between the Predecessor 2022 Period and the periods following January 31, 2022 affects the comparability of our change in unfinished and finished products recorded in the 2023 financial year to the Predecessor 2022 Period and, thereby, the 2022 financial year as a whole. The impact of such adjustments, mainly related to changes in inventories, decreased change in unfinished and finished products by €14.7 million following a step-up in fair values of inventory due to purchase price allocation in 2022.

Change in unfinished and finished products for the year ended December 31, 2023 was positive €7.8 million, predominantly driven by received orders that were not processed in 2023.

For the Successor 2022 Period, change in unfinished and finished products comprised positive €87 thousand, resulting from received orders that were not processed in 2022. The change in unfinished and finished products for the Successor 2022 Period was almost completely offset by the adjustment following a step-up in fair value of inventory due to purchase price allocation after the Transfer to JV GmbH.

For the Predecessor 2022 Period, change in unfinished and finished products comprised negative €26 thousand.

Own work capitalized

Own work capitalized for the year ended December 31, 2023 was €329 thousand, while for the year ended December 31, 2022, own work capitalized comprised €194 thousand for the Successor 2022 Period and €3 thousand for the Predecessor 2022 Period. The increase in own work capitalized in 2023 compared to 2022 as a whole was due to increased work-hours for the commissioning of newly added machines at the Osnabruck production facilities.

Other operating income

Other operating income for the year ended December 31, 2023 was €2.1 million, while for the year ended December 31, 2022, other operating income comprised €2.1 million for the Successor 2022 Period and €106 thousand for the Predecessor 2022 Period. Other operating income for 2023, remained relatively stable compared to 2022 as a whole.

Cost of material

Cost of material for the year ended December 31, 2023 was €251.5 million, while for the year ended December 31, 2022, cost of material comprised €262.6 million for the Successor 2022 Period and €21.1 million for the Predecessor 2022 Period. The decrease in the cost of material in 2023 compared to 2022 as a whole was attributable to decreased requirement for materials following a decrease in our production in the light of lower sales volumes in 2023. Also contributing to the decrease in the cost of material was the decrease in average LME copper prices in 2023 compared to 2022.

The following table sets forth a breakdown of cost of material for the periods indicated.

	Successor		Predecessor
€ thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Purchase of metal	(196,805)	(223,345)	(1,620)
Other material	(50,245)	(93,179)	(2,893)
Change in inventories metal and other material	(4,492)	53,912	(16,584)
Total	(251,542)	(262,612)	(21,097)

Cost of material represented 60.4% of our revenue for the year ended December 31, 2023, while for the year ended December 31, 2022, cost of material represented 66.2% of our revenue for the Successor 2022 Period and 61.9% for the Predecessor 2022 Period. The Successor 2022 Period was impacted by the amortization from purchase price adjustments step up for inventories in the amount of €14.7 million, compared to €1.3 million amortization from purchase price adjustments in the year ended December 31, 2023. Furthermore, the decline in cost of material ratio in 2023 was mainly driven by a change in product mix resulting in a decreased use of materials, as well as price increases for our products that we were able to pass along to our customers in the higher inflation environment.

Personnel expenses

Personnel expenses for the year ended December 31, 2023 was €74.3 million, while for the year ended December 31, 2022, personnel expenses comprised €62.5 million for the Successor 2022 Period and €5.5 million for the Predecessor 2022 Period. The increase in the personnel expenses in 2023 compared to 2022 as a whole was due to expansion of our administration and IT teams in our main manufacturing facility in Osnabruck, as well as salary and wage increases during 2023.

The following table sets forth a breakdown of personnel expenses for the periods indicated.

	Successor		Predecessor
€ thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Wages and salaries	(62,284)	(52,302)	(4,594)
Social security contributions	(10,432)	(9,497)	(851)
Cost of pension and redundancy payments	(1,583)	(674)	(96)
Total	(74,299)	(62,473)	(5,541)

Depreciation, amortization and impairments

In connection with the Transfer to JV GmbH, we adjusted, in accordance with the acquisition method of accounting, our assets and liabilities to their estimated fair values as of February 1, 2022. This change in accounting basis between the Predecessor 2022 Period and the periods following January 31, 2022 affects the comparability of our depreciation, amortization and impairments recorded in the 2023 financial year to the Predecessor 2022 Period and, thereby, the 2022 financial year as a whole.

Depreciation, amortization and impairments for the year ended December 31, 2023 was €25.8 million, resulting from the amortization of intangible assets in the amount of €12.4 million and the depreciation of property, plant and equipment in the amount of €13.5 million. The application of the acquisition method of accounting resulted in the increase of amortization of our intangible assets in the amount of €12.0 million and the increase of depreciation of property, plant and equipment in the amount of €5.1 million. The impact of the acquisition method of accounting on the amortization of our intangible assets decreased in the year ended December 31, 2023 compared to the Successor 2022 Period, primarily because only €2.3 million out of the fair value step-ups from purchase price allocation for order backlog in the amount of €20.2 million were amortized in 2023 and the predominate amortization of €15.8 million was recognized in the Successor 2022 Period.

For the Successor 2022 Period, depreciation, amortization and impairments amounted to €39.3 million, resulting from the amortization of intangible assets in the amount of €24.8 million, the depreciation of property, plant and equipment in the amount of €13.7 million and the impairment of €832 thousand that related to property, plant and equipment of the subsidiary in Ukraine. The application of the acquisition method of accounting resulted in the increase of amortization of our intangible assets in the amount of €24.7 million and the increase of depreciation of property, plant and equipment in the amount of €6.4 million. Fair value step-ups from purchase price allocation for order backlog in the amount of €20.2 million were predominately amortized in the Successor 2022 Period.

For the Predecessor 2022 Period, depreciation, amortization and impairments amounted to €1.0 million, resulting from the amortization of intangible assets in the amount of €304 thousand and the depreciation of property, plant and equipment in the amount of €702 thousand.

Other operating expenses

Other operating expenses for the year ended December 31, 2023 was €50.2 million, while for the year ended December 31, 2022, other operating expenses comprised €46.9 million for the Successor 2022 Period and €3.9 million for the Predecessor 2022 Period. The decrease in other operating expenses in 2023 compared to 2022 as a whole was primarily related to a decrease in freight costs due to lower sales volume costs in 2023 and a decrease in consulting costs compared to a higher demand in 2022 and a decrease in other costs compared to impairment losses in the amount €2.0 million on the Russian subsidiary assets that were recognized in other costs in 2022. The decrease in other operating expenses was partially offset by an increase in cost of energy from, for the year ended December 31, 2022, €4.8 million for the Successor 2022 Period and €484 thousand for the Predecessor 2022 Period, to €6.2 million for the year ended December 31, 2023, driven by higher inflation.

The following table sets forth a breakdown of other operating expenses for the periods indicated.

	Successor		Predecessor
€ thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Production cost and service bought	(9,593)	(9,566)	(727)
Cost of energy	(6,245)	(4,832)	(484)
Freight cost	(5,569)	(6,363)	(852)
Commissions	(5,534)	(4,016)	(530)
Consulting cost	(4,949)	(7,311)	(127)
Maintenance cost	(4,742)	(3,319)	(284)
IT cost	(2,770)	(1,915)	(173)
Insurance premiums	(2,628)	(2,230)	(252)
Travel cost	(1,182)	(900)	(24)
Advertising and other commercial cost	(1,125)	(389)	(13)
Rent and lease expense	(895)	(1,231)	(69)
Cleaning and waste disposal	(789)	(718)	(40)
License and patent fees	(578)	(384)	(28)
External staff	(424)	—	—
Other taxes	(408)	(262)	(24)
Valuation allowance trade receivables	(380)	(194)	(37)
Bank fees	(375)	(303)	(13)
Telecommunication	(280)	(227)	(11)
Loss from disposal of fixed assets	(215)	—	—
Employees training cost	(179)	(131)	—
Office material	(169)	(163)	—
Security costs	(43)	(85)	—
Other costs	(1,128)	(2,377)	(206)
Total	(50,200)	(46,916)	(3,894)

Operating (loss)/profit

Operating (loss)/profit for the year ended December 31, 2023 was a profit of €24.6 million, while for the year ended December 31, 2022, operating (loss)/profit comprised €12.4 million loss for the Successor 2022 Period and a profit of €2.7 million for the Predecessor 2022 Period. The increase in the operating (loss)/profit in 2023 compared to 2022 as a whole was due to the factors described above.

Share of profit or loss of equity method investments

Share of profit or loss of equity method investments for the year ended December 31, 2023 was €77 thousand, while for the year ended December 31, 2022, share of profit or loss of equity method investments comprised €36 thousand for the Successor 2022 Period and none for the Predecessor 2022 Period. The increase in share of profit or loss of equity method investments in 2023 compared to 2022 as a whole was related to the increase of results of Special Steel & Alloys S.E. Asia Pte., Singapore, a joint venture separately managed in maritime applications.

Financial income

Financial income for the year ended December 31, 2023 was €72 thousand, while for the year ended December 31, 2022, financial income comprised €783 thousand for the Successor 2022 Period and €188 thousand for the Predecessor 2022 Period. The decrease in financial income in 2023 compared to 2022 as a whole was attributable to the decrease in gains from foreign currency transactions due to USD / EUR exchange rate fluctuations.

Financial expense

Financial expense for the year ended December 31, 2023 was €32.7 million, while for the year ended December 31, 2022, financial expense comprised €21.4 million for the Successor 2022 Period and €488 thousand for the Predecessor 2022 Period. In connection with the Transfer to JV GmbH, we adjusted, in accordance with the acquisition method of accounting, our assets and liabilities to their estimated fair values as of February 1, 2022. This change in accounting basis between the Predecessor 2022 Period and the periods following January 31, 2022 affects the comparability of our financial expenses recorded in the 2023 financial year to the Predecessor 2022 Period and, thereby, the 2022 financial year as a whole. The impact of such adjustments mainly related to adjustments of financial liabilities for shareholder loans and leases, leading to an increase of financial expenses in the amount of €1.1 million in the Successor 2022 Period and €889 thousand in the year ended December 31, 2023. The increase in the financial expense in 2023 compared to 2022 as a whole was mainly due to increased interest expenses on bank loans mainly as a result of a general increase in interest rates.

(Loss)/profit before tax

(Loss)/profit before tax for the year ended December 31, 2023 was a loss of €7.9 million, while for the year ended December 31, 2022, (loss)/profit before tax comprised a loss of €33 million for the Successor 2022 Period and a profit of €2.4 million for the Predecessor 2022 Period. The decrease in loss in 2023 compared to 2022 as a whole was due to the factors described above.

Income taxes

Income tax expense for the year ended December 31, 2023 was €4.2 million, while for the year ended December 31, 2022, income taxes comprised tax income of €6.6 million for the Successor 2022 Period and tax expense of €751 thousand for the Predecessor 2022 Period. In connection with the Transfer to JV GmbH, we adjusted, in accordance with the acquisition method of accounting, our assets and liabilities to their estimated fair values as of February 1, 2022. This change in accounting basis between the Predecessor 2022 Period and the periods following January 31, 2022 affects the comparability of our income taxes recorded in the 2023 financial year to the Predecessor 2022 Period and, thereby, the 2022 financial year as a whole. The impact of such adjustments mainly related to depreciation and amortization step-ups through purchase price allocation in February 2022, leading to increased deferred tax income of €12.2 million for the Successor 2022 period and to increased deferred tax income of €4.7 million for the year ended December 31, 2023.

(Loss)/profit for the period

(Loss)/profit for the period for the year ended December 31, 2023 was a loss of €12.1 million, while for the year ended December 31, 2022, (loss)/profit for the period comprised a loss of €26.4 million for the Successor 2022 Period and a profit of €1.6 million for the Predecessor 2022 Period. The decrease in loss in 2023 compared to 2022 as a whole was due to the factors described above.

Key Performance Metric and Non-IFRS Financial Measures

Key Performance Metric

	For the year ended December 31,
€ thousand	2023	2022
FAV	218,949	210,639

The primary key performance metric we track to manage our business is Full Added Value.

Full Added Value (“FAV”)

We define FAV, one of our fundamental operating metrics, as the contractual sales in a given period, minus metal-related costs included in these sales.

●	Contractual sales are calculated on the same basis as, and are therefore equivalent to, the Company’s reported revenues recognized in accordance with IFRS.

●	Metal-related costs comprise:

(i)	The market price of all metals underlying the input materials used to manufacture the Company’s products with the market price consisting of, in respect of metals listed on the LME, the LME metal price, and in respect of metals not listed on the LME, the actual price at which such metals are acquired on the spot market;

(ii)	premium payable to the Company’s suppliers, including the premium above the market price at which the Company’s suppliers acquire the metals, as well as freight, service and warehousing costs; and

(iii)	melting loss fees based on a fixed premium stipulated in the Company’s supply contracts with its suppliers, relating to dross in the process of converting the raw materials to metal alloys.

Metal-related costs isolate that specific portion of the Company’s overall production costs directly relating to the raw materials (i.e., metals) underlying the input materials we use to manufacture our products. Metal-related costs are determined based on fees charged by the Company’s suppliers relating to such raw materials, including (in accordance with the components of metal-related costs): (i) the procurement price (i.e., LME or spot market price, as applicable) of the metals underlying the input materials purchased by the Company from its suppliers, (ii) premium payable to the Company’s suppliers, and (iii) melting loss fees payable to the Company’s suppliers. Metal-related costs are not comparable to the Company’s cost of material reported in accordance with IFRS in the Company’s combined financial statements, or any sub-categorization thereunder, as cost of material includes all costs (other than personnel expenses, which are reported under a separate caption of the Company’s combined statements of profit or loss) associated with the Company’s direct production of its products, of which the metal-related costs form only a part. In particular, cost of materials includes the costs payable to the Company’s suppliers to convert the raw materials into the metal alloy input materials used by the Company to manufacture its products, as well as costs relating to other materials (i.e., materials other than input materials and the raw materials underlying them) used in the production process, other third party-expenses and overhead. We primarily use FAV to monitor our operating performance, as well as to evaluate the effectiveness of our business strategies and to generate future operating plans, including budgeting decisions.

We present FAV in conjunction with our results according to IFRS because we believe it provides investors and analysts a more complete understanding of factors and trends affecting our business than IFRS measures alone. Because our revenues according to IFRS include metal costs, which is subject to price volatility due to many factors outside of our control, we consider FAV to be a more accurate metric for the purpose of assessing our underlying business performance, as our contracts typically pass through the prices of the metals underlying the input materials we source from our suppliers which are linked to the market / LME prices for such metals directly to our customers in accordance with our natural hedging model to minimize our exposure to metal price volatility. See “Key Factors affecting our Results of Operations — Cost related factors —Input materials.”. We consider FAV to be a meaningful metric because it distils, through our pass-through pricing mechanism, the value of our transformation of materials for our customers from the impact of the price of the metals included in those materials, which constitutes a significant component of both product pricing and final product costs. Our computation of FAV may not be comparable to other similarly entitled measures presented by other companies.

Non-IFRS Financial Measures

	Successor		Predecessor
€ thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
EBITDA	50,481	26,866	3,659
Adjusted EBITDA	56,067	51,979	3,614

Year ended December 31, 2023
ROCE	8.8%

We also manage our business by tracking several other key performance metrics, which constitute non-IFRS financial measures. We believe the non-IFRS financial measures we track are useful to investors in evaluating our operating performance. We use these non-IFRS financial measures in addition to our results determined in accordance with IFRS in order to evaluate our financial and operating performance, to generate future operating plans and make strategic decisions. We believe that the non-IFRS financial measures, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies operating in similar industries because it provides consistency and comparability with past financial performance. Our computation of non-IFRS financial measures may not be comparable to other similarly entitled measures computed by other companies, because not all companies may calculate non-IFRS financial measures in the same manner.

We do not consider our non-IFRS financial measures in isolation or as an alternative to financial measures determined in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliation of non-IFRS financial measures to their most directly comparable IFRS financial measures included below and to not rely on any single financial measure to evaluate our business.

EBITDA and Adjusted EBITDA

We define “EBITDA” as loss / profit for the period before income tax expense, financial income (costs), net and depreciation, amortization and impairment. We define “Adjusted EBITDA” as EBITDA, adjusted for exceptional costs and carve-out costs, inventory step-up, costs not considered in the covenant requirements of Hayfin financing, including cost of quality Osnabrück, cost of gas shortage contingency plan, RTI cost overrun on product expansion, KMETF press breakdown, outsourcing & lay-off costs, as well as other costs. EBITDA and Adjusted EBITDA are non-IFRS financial measures that are used by our management to measure and evaluate our internal operating performance at both a consolidated and at a segmental level. We believe that these measurements are useful to investors as a way to analyze the underlying trends in our core business, including at the segmental level, consistently across the periods presented, and also to evaluate performance under management incentive compensation programs. We believe that Adjusted EBITDA is an important indicator of our operations because it excludes items that may not be indicative of or are unrelated to our core operating results and provide a baseline for analyzing trends in our underlying businesses.

We may incur future expenses similar to those excluded when calculating EBITDA and Adjusted EBITDA measures. In addition, our presentation of these measures should not be construed as an inference that our future results will not be affected by unusual or non-recurring items.

The following table reconciles EBITDA and Adjusted EBITDA for the periods indicated:

	Successor		Predecessor
€ thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
(Loss)/profit for the period	(12,138)	(26,392)	1,602
Income taxes	4,198	(6,633)	751
Financial (income) costs, net
Financial income	(72)	(783)	(188)
Financial expense	32,737	21,400	488
Share of profit or loss of equity method investments	(77)	(36)	—
Depreciation, amortization and impairments	25,833	39,310	1,006
EBITDA	50,481	26,866	3,659
Exceptional costs and carve-out costs(1)	4,248	9,109	77
Inventory step-up	1,329	14,616	—
Costs not considered in the covenant requirements of Hayfin financing	—
Cost of quality Osnabrück	—	500	—
Cost of gas shortage contingency plan	—	218	—
RTI cost overrun on product expansion	—	206	—
KMETF press breakdown, outsourcing & lay-off costs	—	401	—
Other costs	9	63	(122)
Adjusted EBITDA	56,067	51,979	3,614

(1)	Exceptional costs and carve-out costs in the Successor 2022 Period mainly included non-recurring expenses from the closing and the IT carve-out (carve-out costs) from the KME Group. In addition, war-related non-recurring expenses from the impairment of assets of the companies in Russia and Ukraine were incurred. Exceptional costs and carve-out costs in the year ended December 31, 2023 included mainly non-recurring legal and consulting costs and the IT carve-out (carve-out costs) from the KME Group.

Adjusted EBITDA for the year ended December 31, 2023 was €56 million, while for the year ended December 31, 2022, Adjusted EBITDA comprised €52.0 million for the Successor 2022 Period and €3.6 million for the Predecessor 2022 Period. The increase in Adjusted EBITDA was due to price increases, changes in product mix and a strong performance of the Services Division offset by delays in the supply chain mainly attributable to Melting & Casting Technologies. See also “Segment results”.

Return On Capital Employed (“ROCE”)

ROCE is a non-IFRS financial measure, calculated by dividing Adjusted EBIT by capital employed. Adjusted EBIT – a non-IFRS financial measure most directly comparable to the Company’s loss/profit for the period reported in accordance with IFRS – is calculated as EBIT, adjusted for exceptional costs and carve-out costs, inventory step-up and other costs. We define “EBIT” as loss / profit for the period before income tax expense and financial income (costs), net. Capital employed is calculated as total assets less current liabilities. We believe that ROCE is a key tool in measuring our financial efficiency and ability to create future growth in value. We believe ROCE is useful as a supplemental measure to investors to assess the Company’s capital efficiency and to assess the performance of the Company in this respect against other companies in our industry.

The following tables reconcile Adjusted EBIT, employed as a numerator of our definition of ROCE, to loss/profit for the period for the period indicated.

€ thousand	Year ended December 31, 2023(1)
(Loss)/profit for the period	(12,138)
Income taxes	4,198
Financial (income) costs, net
Financial income	(72)
Financial expense	32,737
Share of profit or loss of equity method investments	(77)
EBIT	24,648
Exceptional costs and carve-out costs(1)	4,248
Inventory step-up	1,329
Other costs	9
Adjusted EBIT	30,234

(1)	No ROCE metric for the year ended December 31, 2022 is presented, as (i) our results in respect of the 2022 financial year are divided into a Predecessor 2022 Period and a Successor 2022 Period which cannot be meaningfully combined due to a change in the basis of accounting between the two periods, and (ii) the presentation of ROCE in respect of each of the Predecessor 2022 Period and the Successor 2022 Period would not be meaningful.
(2)	Exceptional costs and carve-out costs in the year ended December 31, 2023 included mainly non-recurring legal and consulting costs and the IT carve-out (carve-out costs) from the KME Group.

The following table sets forth total assets and total current liabilities as of December 31, 2023:

€ thousand	As of December 31, 2023
Total Assets	491,135
Total Current Liabilities	146,896

ROCE for the year ended December 31, 2023 was calculated using the below formula:

			Year ended December 31, 2023

ROCE	=	Adjusted EBIT	30,234	=	8.8%(1)
		(Total Assets – Current Liabilities)	344,239

(1)	ROCE presented above reflects the purchase price allocation adjustments resulting from the acquisition of cunova by PP Holding through JV GmbH in 2022. These adjustments affect intangible assets and property, plant and equipment in total assets. In Adjusted EBIT these adjustments mainly resulted in the increase of amortization of our intangible assets in the amount of €12.0 million and the increase of depreciation of property, plant and equipment in the amount of €5.1 million for the year ended December 31, 2023.

Segment results

The following includes the discussion of revenues and Adjusted EBITDA in respect of each our segment for the years ended December 31, 2023 and December 31, 2022.

Melting & Casting Technologies

The following table sets forth our revenue and Adjusted EBITDA for Melting & Casting Technologies segment the years ended December 31, 2022 and December 31, 2023.

	Successor		Predecessor
€ thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Revenue	109,162	108,538	11,313
Adjusted EBITDA(1)	27,179	28,991	3,121

(1)	Adjusted EBITDA for our Melting & Casting Technologies segment represents the measure of segment profit or loss reported to cunova’s Chief Executive Officer, our chief operating decision maker, for purposes of making decisions about allocating resources to the segment and assessing its performance.

Revenue for the Melting & Casting technologies segment for the year ended December 31, 2023 was €109.2 million, while for the year ended December 31, 2022, revenue for the Melting & Casting technologies segment comprised €108.5 million for the Successor 2022 Period and €11.3 million for the Predecessor 2022 Period. The decrease in revenue for the Melting & Casting technologies segment in 2023 compared to 2022 as a whole was due to the contraction in sales volume in line with the market development which was partly offset by price increases in 2023.

Adjusted EBITDA for the Melting & Casting technologies segment for the year ended December 31, 2023 was €27.2 million, while for the year ended December 31, 2022, Adjusted EBITDA for the Melting & Casting technologies segment comprised €29 million for the Successor 2022 Period and €3.1 million for the Predecessor 2022 Period. The decrease in Adjusted EBITDA for the Melting & Casting technologies was mainly attributable to changes in the product mix and decreased sales of high margin products due to delays in the supply chain.

Maritime Applications

The following table sets forth our revenue and Adjusted EBITDA for Maritime Applications segment the years ended December 31, 2022 and December 31, 2023.

	Successor		Predecessor
€ thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Revenue	57,039	59,107	3,727
Adjusted EBITDA(1)	7,844	3,891	207

(1)	Adjusted EBITDA for our Maritime Applications segment represents the measure of segment profit or loss reported to cunova’s Chief Executive Officer, our chief operating decision maker, for purposes of making decisions about allocating resources to the segment and assessing its performance.

Revenue for the Maritime Applications segment for the year ended December 31, 2023 was €57 million, while for the year ended December 31, 2022, revenue for the Maritime Applications segment comprised €59.1 million for the Successor 2022 Period and €3.7 million for the Predecessor 2022 Period. The decrease in revenue for the Maritime Applications in 2023 compared to 2022 as a whole was due to a return of the share of trading goods to lower levels after we benefitted from larger orders for pipes and fittings from customers in 2022, as well as the project-driven business fluctuations.

Adjusted EBITDA for the Maritime Applications segment for the year ended December 31, 2023 was €7.8 million, while for the year ended December 31, 2022, Adjusted EBITDA for the Maritime Applications segment comprised €3.9 million for the Successor 2022 Period and €207 thousand for the Predecessor 2022 Period. The increase in Adjusted EBITDA for the Maritime Applications was mainly due to product mix effects and the associated increase in volume for higher margin copper/nickel products compared to trading goods.

Industrial Application

The following table sets forth our revenue and Adjusted EBITDA for Industrial Applications segment the years ended December 31, 2022 and December 31, 2023.

	Successor		Predecessor
€ thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Revenue	82,410	81,747	6,904
Adjusted EBITDA(1)	7,952	8,761	377

(1)	Adjusted EBITDA for our Industrial Applications segment represents the measure of segment profit or loss reported to cunova’s Chief Executive Officer, our chief operating decision maker, for purposes of making decisions about allocating resources to the segment and assessing its performance.

Revenue for the Industrial Applications segment for the year ended December 31, 2023 was €82.4 million, while for the year ended December 31, 2022, revenue for the Industrial Applications segment comprised €81.7 million for the Successor 2022 Period and €6.9 million for the Predecessor 2022 Period. The decrease in revenue for Industrial Applications segment in 2023 compared to 2022 as a whole was attributable to lower product demands due to customers building buffer stock in prior periods in light of global supply chain disruptions, uncertainties in the industry as a result of reduction in CO2 emissions and green steel discussions, as well as a lower demand for LCD screens.

Adjusted EBITDA for the Industrial Applications segment for the year ended December 31, 2023 was €8 million, while for the year ended December 31, 2022, Adjusted EBITDA for the Industrial Applications segment comprised €8.8 million for the Successor 2022 Period and €377 thousand for the Predecessor 2022 Period. The decrease in Adjusted EBITDA for Industrial Applications segment was due to a decrease in sales volume.

Service Division

The following table sets forth our revenue and Adjusted EBITDA for Service Division segment the years ended December 31, 2022 and December 31, 2023.

	Successor		Predecessor
€ thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Revenue	51,992	41,781	2,901
Adjusted EBITDA(1)	13,092	10,385	483

(1)	Adjusted EBITDA for our Industrial Applications segment represents the measure of segment profit or loss reported to cunova’s Chief Executive Officer, our chief operating decision maker, for purposes of making decisions about allocating resources to the segment and assessing its performance.

Revenue for the Service Division segment for the year ended December 31, 2023 was €52 million, while for the year ended December 31, 2022, revenue for the Service Division segment comprised €41.8 million for the Successor 2022 Period and €2.9 million for the Predecessor 2022 Period. The increase in revenue for Service Division segment in 2023 compared to 2022 as a whole was related to the growth of the largest service unit entity, cunova Service USA LLC, which was acquired in January 2022, that was in turn attributable to increased production capacity following facility-expansions, more intense customer relationships, including new customer wins, and the expiry of an unfavorable framework agreement in June 2022 that was executed in September 2019 with prices fixed for 3 years.

Adjusted EBITDA for the Service Division segment for the year ended December 31, 2023 was €13.1 million, while for the year ended December 31, 2022, Adjusted EBITDA for the Service Division segment comprised €10.4 million for the Successor 2022 Period and €483 thousand for the Predecessor 2022 Period. The increase in Adjusted EBITDA for Service Division segment was an increase in revenue driven by the strong performance of cunova Service USA LLC.

Liquidity and Capital Resources

Our primary sources of liquidity and capital in the Predecessor Periods was a shareholder loan from the KME Group. As part of the Transfer to JV GmbH, a refinancing of cunova’s liabilities was undertaken. The existing liabilities to KME were settled by an equity injection of JV GmbH, a loan from Hayfin Services LLP (the “Hayfin Credit Facility”) and two subordinated shareholder loans from Paragon (the “Paragon PP Holding SHL”) and KME (the “KME JV GmbH SHL”). Please see “Certain Relationships and Related Party Transactions — Shareholder Loans”. We believe that our operating cash flows and borrowing capacity under the Hayfin Credit Facility will be sufficient to meet our requirements, including our capital investments, operating expenses and working capital requirements and commitments during the next twelve months and in the foreseeable future. Following the completion of the Business Combination, the Paragon PP Holding SHL will be transferred to PubCo in exchange for cash and the Paragon Vendor Loan. cunova will accept and assume in full by way of novation of all the PubCo’s rights and obligations under the Paragon Vendor Loan. The KME JV GmbH SHL will be transferred to PubCo in exchange for cash consideration and shares in PubCo. In addition, cunova will issue a vendor loan debt instrument in favor of KME. See “The Business Combination Agreement — Structure of the Business Combination”.

Our ability to generate sufficient cash for our ongoing operations depends on our operating performance, which in turn depends, to some extent, on general economic, financial, industry, regulatory and other factors, many of which are beyond our control, as well as other factors discussed in “Risk Factors.” In addition, we are, and following the Business Combination will continue to be, highly leveraged and have significant debt service obligations.

Cash Flows

Our summarized statement of combined cash flows is set forth below:

	Successor		Predecessor
€ thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Net cash generated from operating activities	49,141	9,108	16,455
Net cash used in investing activities	(13,971)	(13,126)	(14,000)
Net cash generated from/(used in) financing activities	(35,150)	(17,573)	22,354
Changes in cash and cash equivalents included in assets held for sale	—	(166)	—
Exchange rate related changes in cash and cash equivalents	(144)	475	132
Net change in cash and cash equivalents	(124)	(21,282)	24,941

Net cash generated from operating activities

Net cash generated from operating activities for the year ended December 31, 2023 was driven by a group loss before income taxes of €7.9 million and adjustments to group loss for non-cash items of €57.1 million. Adjustments to group loss for non-cash items included depreciation and amortization of €25.8 million, finance cost of €32.7 million and changes in other assets and liabilities of €5.7 million.

Net cash generated from operating activities for the Successor 2022 Period was driven by a group loss before income taxes of €33.0 million and adjustments to group loss for non-cash items of €42.1 million. Adjustments to group loss for non-cash items included depreciation and amortization of €39.3 million, changes in inventories of €43.2 million, changes in trade payables of cash outflow of €44.2 million, finance cost of €20.6 million, changes in trade receivables of cash outflow of €9.2 million and changes in other assets and liabilities of cash outflow of €4.9 million.

Net cash generated from operating activities for the Predecessor 2022 Period was driven by a group income before income taxes of €2.4 million and adjustments to group income for non-cash items of €14.1 million. Adjustments to group income for non-cash items included changes in inventories of €15.5 million, changes in other assets and liabilities of €5.9 million, changes in trade receivables of cash outflow of €4.9 million and changes in trade payables of cash outflow of €3.7 million.

Net cash used in investing activities

Cash flows used in investing activities for the year ended December 31, 2023 primarily resulted from payments for the acquisitions of property, plant and equipment and intangible assets of €14.5 million.

Cash flows used in investing activities for the Successor 2022 Period primarily resulted from payments for the acquisition of Roser Technologies LLC of €4.7 million and the payments for the acquisitions of property, plant and equipment and intangible assets of €8.5 million.

Cash flows used in investing activities for the Predecessor 2022 Period primarily resulted from payments for the acquisition of Roser Technologies LLC of €12.4 million and the payments for the acquisitions of property, plant and equipment and intangible assets of €1.6 million.

Net cash generated from/(used in) financing activities

Net cash outflows from financing activities for the financial year ended December 31, 2023 reflect the proceeds from financial assets in the amount of €4.2 million, the proceeds from bank loans in the amount of €10.8 million offset by the repayments of bank loans of €8.6 million, the repayment of shareholder loan of €3.5 million, the payments for leases €4.8 million, the payments of interest to bank loans of €23.5 million, and the payment of the deferred and contingent considerations of €12.2 million.

Net cash outflows from financing activities for the Successor 2022 period reflect the proceeds from bank loans in the amount of €8.4 million offset by the repayments of bank loans of €9.0 million, the repayment of shareholder loan of €2.9 million, the payments for leases €4.1 million and the payments of interest to bank loans of €7.0 million.

Net cash inflows from financing activities Predecessor 2022 period primarily resulted from the proceeds from bank loans of €19.6 million, cash proceeds from shareholder loan of €10.6 million, the repayment of loan to related parties of €4.5 million and cash outflows from transactions with KME Group of €1.5 million.

Indebtedness

Our outstanding indebtedness was €261.3 million at December 31, 2023, compared to €262.5 million as at December 31, 2022 and was primarily comprised of our debt obligations under the Hayfin Credit Facility and the Shareholder Loans.

The Hayfin Credit Facility includes three tranches: Tranche A (EUR 45 million), Tranche B (EUR 125 million) and Tranche C (USD 22.5 million). Tranches B and C have a term until January 31, 2029, to be repaid on maturity. Tranche A is to be repaid in semi-annual installments by June 30, 2027. We repaid EUR 5 million of this amount during the period from February 1, 2022 to December 31, 2022 and EUR 7.5 million during 2023. The loan liabilities are presented in the combined financial statements after deduction of the transaction costs incurred, which are amortized over the term of the loans using the effective interest method.

As collateral for the Hayfin Credit Facility, shares in cunova GmbH and cunova Special Products America Inc. (formerly KME Special Products America Inc.) were pledged as security. The interest rate payable under the Hayfin Credit Facility is 6-month Euribor or USD Libor plus a margin based on the ratio of total net debt to pro forma EBITDA. Depending on the ratio and tranche, the interest rate ranges between 5.75% and 8.25% per annum. Interest payments were due twice annually on January 31 and July 31. Starting from July 2023 interest payments for Tranches A and B are due on a quarterly basis and interest payments for Tranche C are due on a monthly basis.

The Paragon PP Holding SHL will mature on January 31, 2028 and the KME JV GmbH SHL will mature on December 31, 2027. Both loans bear an interest rate of 4% per annum. The Shareholder Loans are subject to qualified subordination. Following the completion of the Business Combination, the Paragon PP Holding SHL will be transferred to PubCo in exchange for cash and the Paragon Vendor Loan. cunova will accept and assume in full by way of novation all of the PubCo’s rights and obligations under the Paragon Vendor Loan. The KME JV GmbH SHL will be transferred to PubCo in exchange for cash consideration and shares in PubCo. In addition, cunova will issue a vendor loan debt instrument in favor of KME.

Commitments and Contingencies

We may be, from time to time, a party to various disputes and claims arising from normal business activities. We continually assess litigation to determine if an unfavorable outcome would lead to a probable loss or reasonably possible loss which could be estimated. As of June 21, 2024, we were not involved in any court or arbitration proceedings that could have a material effect on our financial position.

In addition to payment obligations under borrowings, we also have other financial obligations, which primarily consist of the purchase commitments for investments in intangible and tangible assets. The amount of our other financial obligations as of December 31, 2023, was €5.2 million.

Quantitative and Qualitative Disclosures about Financial Risks

General

We are exposed to credit risks, interest risks, currency risks and liquidity risks due to the use of financial instruments. The financial instruments comprise financial assets like cash and cash equivalents, equity accounted investments, trade receivables and financial liabilities such as liabilities to banks and trade payables.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risk from our operating activities, primarily in respect of trade receivables. Credit risk is monitored regularly and includes a review of individual receivables, individual customer creditworthiness and an analysis of historical bad debts on a portfolio basis.

The maximum credit risk is represented by the carrying amounts of the financial assets stated in the statements of financial position. We address credit risk by using in-house credit management. To keep default risks as low as possible, we routinely track existing receivables from our business partners. In addition to instruments that are customary for the market, such as letters of credit and guarantees, we use credit insurance to cover potential default on receivables. As part of credit risk management, customers are rated by credit category with each customer being granted a specific limit. We hedge a majority of risks relating to trade receivables by using factoring arrangements. We routinely sell trade receivables under our factoring program to factors, provided that an insurance limit for the respective customer is available. These sales may be with or without the right of recourse for the factor. Trade receivables arising from an assignment without right of recourse are derecognized from our combined statements of financial position, as substantially all the risks and rewards of ownership are transferred. Factoring expenses for receivables sales without a right of recourse are shown under other operating expenses in our combined statements of profit or loss.

There are no significant geographical concentrations of credit risk. The concentration of the creditworthiness risk for trade receivables is limited due to the broad and diverse customer base. We have policies in place designed to ensure an appropriate evaluation of the creditworthiness of customers.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk primarily from non-current loans with variable interest rates, which bear cash flow risks, while our fixed-interest loans include the risk of changes in fair value.

We believe that our existing current and medium-term financing structure does not require us to hedge the interest rate risk with interest rate swaps.

Foreign currency exposure

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Due to the nature of our global operations, we undertake transactions in various currencies other than euro, which is the functional currency of our business. After management assessment no hedging of exposure to currency fluctuations was performed in the year ended December 31, 2022 and December 31, 2023.

Liquidity risk

Liquidity risk is the risk we encounter in meeting the obligations associated with our financial liabilities. Our liquidity requirements are continuously forecasted by our management and continuously monitored by our corporate treasury department.

Our primary sources of liquidity are the cash flow generated by our operations and the available short and long-term credit facilities provided by the banks. We believe that this liquidity structure allows us to sustain any fluctuations in cash flow development. Liquidity inflows and outflows of business entities are monitored and coordinated centrally by our corporate treasury department.

Financial Instruments

We initially recognized trade receivables at the time they arise. A financial asset (unless a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issue, provided it is not an item in the category “at fair value through profit or loss” (“FVTPL”). There are no financial assets designated as FVTPL. A trade receivable without a significant financing component is initially measured at its transaction price.

Our financial assets primarily comprise cash and cash equivalents, equity-accounted investments, trade receivables and derivative financial instruments with a positive fair value. Our financial liabilities primarily include liabilities to banks and trade payables.

Cash and cash equivalents include cash on hand, cash at banks and short-term liquid available-for-sale securities with original maturities of up to three months that are only subject to insignificant fluctuations in value. They are stated at nominal value.

Critical Accounting Estimates

We prepare our combined financial statements in conformity with IFRS. Certain accounting policies require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments will be subject to an inherent degree of uncertainty. Our judgments are based upon our management’s historical experience, terms of existing contracts, observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.

We consider accounting estimates to be critical accounting policies when:

●	the estimates involve matters that are highly uncertain at the time the accounting estimate is made; and

●	different estimates or changes to estimates could have a material impact on the reported financial positions, changes in financial position or results of operations.

When more than one accounting principle, or method of its application, is generally accepted, we select the principle or method that we consider to be the most appropriate when given the specific circumstances. Application of these accounting principles requires us to make estimates about the future resolution of existing uncertainties. Due to the inherent uncertainty involving estimates, actual results reported in the future may differ from such estimates.

For detailed information about the critical accounting policies and estimates we apply, please refer to Note 4 “Estimates and judgments” to our combined financial statements included in this proxy statement/prospectus.

Recent Accounting Pronouncements

For descriptions of recently issued accounting standards that may potentially impact our financial position and results of operations is disclosed in Note 3: “Significant accounting and measurement methods” to our combined financial statements included in this proxy statement/prospectus.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF KME AEROSPACE

The following discussion and analysis of the Aerospace Business’ historical financial condition and results of operations should be read together with the audited carve-out financial statements of the Aerospace Business and the related notes appearing elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to the Aerospace Business’s plans, objectives, expectations, projections and strategy for its business, includes forward-looking statements that involve risks, uncertainties and assumptions. Aerospace Business’s actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the “Risk Factors” section and elsewhere in this proxy statement/prospectus. Please also see the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

The Aerospace Business will be acquired by cunova upon the Closing of the Business Combination, and will become cunova’s fifth operating segment. Unless the context otherwise requires, all references in this section to “KME Aerospace,” or the “KME Aerospace Business” refer to KME’s aerospace business prior to the consummation of the Business Combination. Aerospace Business’s historic financial condition and results of operation as discussed in this section are not necessarily indicative of the financial results and financial condition of cunova’s Aerospace segment following the closing of the Business Combination. See “Unaudited Pro Forma Condensed Combined Financial Information” for certain pro forma information giving effect to the Business Combination, including cunova’s acquisition of the KME Aerospace Business.

Overview

The KME Group is one of the world’s largest manufacturers of copper and copper alloy products with a worldwide distribution network. The KME Group, through KME Special, currently indirectly holds 45% of cunova’s shares. The KME Group also currently operates the Aerospace Business, which will be transferred to cunova in connection with Closing. The Aerospace Business is currently operated through KME Germany, KME Mansfeld and KME America, each of which are subsidiaries of KME.

Significant Factors Affecting KME Aerospace’s Results of Operations

Demand for KME Aerospace’s products

As an established supplier of certain mission critical components to space exploration companies, KME Aerospace’s growth and results of operations and financial condition are significantly affected by end-customer demand for its products, which in turn depend on KME Aerospace’s ability to supply products that meet the industry’s and its customers’ high quality demands. KME Aerospace works closely with its customers to develop tailor-made solutions for extreme environment high performance applications. Since the components supplied by the Aerospace Business to its customers are designed for critical applications in extreme environments, it is key that they meet the high-quality standards and customer specifications. KME Aerospace believes it has built a reputation for quality and reliability.

KME Aerospace’s products require specialized engineering, and customer acceptance. KME’s production plants, where KME Aerospace’s products are manufactured, have implemented quality systems that cover the full product lifecycle as well as processes and equipment that ensure that the products fulfil the strict technical requirements of KME Aerospace’s customers. Upon consummation of the Business Combination, cunova will contract with KME for the continued use of KME’s production facilities for the production of Aerospace products.

KME Aerospace is currently exploring opportunities to supply additional engine components to offer to its customers a more complete package for specific engine needs. KME Aerospace expects its revenue growth to be driven mainly by an estimated increase in aerospace launches as well as by the continued expansion of KME Aerospace’s product portfolio.

Trends that affect the space exploration market in which KME Aerospace’s customers operate

KME Aerospace believes that there is near- and medium-term growth potential in the space market, driven by rapid advances in space exploration. According to KME management estimates, total payload coverage in Europe and the United States is expected to increase at a 30% CAGR from 2022 to 2030. As an established provider of reusable engine components, KME Aerospace believes that it is well-positioned to benefit from these attractive industry opportunities. The market for spacecraft production is still emerging, merging and shifting, and KME Aerospace’s ability to grow its business depends on the ability of its customers to complete the development of their spacecrafts, which may be subject to a number of uncertainties. See “Risk Factors — Risks Related to the Company’s Business and Operations — The market for the Aerospace Business is still emerging and the Company’s ability to grow its Aerospace business depends on the successful development of its key customers’ launch vehicles, spacecraft and related technology.” In addition, KME Aerospace’s performance and future success are affected by macroeconomic factors, which drive the demand for its end customers’ products and services. Demands for KME Aerospace products may decline during recessionary periods or in other periods where one or more macro-economic factors described in this proxy statement/prospectus may negatively affect KME Aerospace’s customers’ business confidence or the performance of its end-customers.

Basis of Preparation

The Aerospace Business comprises of KME SE’s economic activities with customers from the aerospace industry in the United States and delivering parts used in rockets and spacecrafts through its wholly owned subsidiaries KME Germany GmbH and KME Mansfeld GmbH.

The Aerospace Business carve-out financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The Aerospace Business had not constituted a separate legal entity and stand-alone financial statements have not previously been prepared for the KME Aerospace Business. The carve-out financial statements for the Aerospace Business as of December 31, 2023 and December 31, 2022, and for the year ended December 31, 2023 and for the period from January 1, 2022 (inception) through December 31, 2022 include the Aerospace activities which have been conducted through KME SE and its subsidiaries. These financial statements have been prepared on a stand-alone basis derived from the financial statements and related accounting records of KME Germany GmbH and KME Mansfeld GmbH, which are included in the consolidated records of KME SE. Certain items have been allocated to the KME Aerospace Business on the basis of direct usage when identifiable, with others allocated as detailed in Note 3 to the audited carve-out financial statements of the Aerospace Business and the related notes appearing elsewhere in this proxy statement/prospectus. The carve-out financial statements present the historical financial position, results of operations, changes in net investment and cash flows of the Aerospace Business as it was historically conducted. The financial information in these carve-out financial statements does not necessarily include all the expenses that would have been incurred had the Aerospace Business operated as a separate stand-alone entity and may not reflect results of operations, financial position and cash flows had the Aerospace Business been a stand-alone company during the year ending December 31, 2023 and the period from January 1, 2022 (inception) through December 31, 2022.

Principal Components of KME Aerospace’s Historical Profit or Loss Statement

The following discussion summarizes the principal components of the historical carve-out profit or loss statement of the KME Aerospace Business. Following the Business Combination and cunova’s acquisition of the Aerospace Business, results will be presented on a consolidated basis with cunova and as an operating segment of cunova.

Revenue

KME Aerospace generates its revenue from selling components for aerospace propulsion engines to privately held enterprises in the aerospace industry in the United States. KME Aerospace typically recognizes revenue at the point in time of delivery of goods.

Cost of material

Cost of material shown in the carve out statement of profit or loss represents the costs of the metal content of KME Aerospace’s products. As part of the Business Combination, cunova will enter into the Aerospace Supply Agreement with KME for the continued use of KME’s production facilities for the production of KME Aerospace products.

Personnel expenses

Personnel expenses of KME Aerospace represent the amount of general and administrative costs of KME Germany GmbH related to personnel costs for employees attributable to the KME Aerospace Business such as the share of salaries, wages, costs for social contribution, pension expenses and the payment of fringe benefits.

Other operating expenses

Other operating expenses primarily comprise building costs, energy costs, accounting, human resources, information technology, legal, tax, risk management, treasury and other services which are indirectly linked to the Aerospace Business, and are allocated applying an allocation key based on three main elements, sales volume in tons, fully added value and proportional production cost.

Interest expense

Interest expense is attributable to results from the factoring arrangements with the right of recourse from factored invoices.

Income taxes

Income taxes consists of corporate tax and trade tax.

Results of Operations

The following table sets out selected financial data from KME Aerospace’s audited carve-out financial statements for the periods indicated:

€ thousand	Year ended December 31, 2023	Period from January 1, 2022 (inception) through December 31, 2022
Revenue	30,736	14,188
Cost of material	(7,084)	(4,146)
Personnel expenses	(305)	(596)
Other operating expenses	(7,906)	(4,542)
Operating profit	15,441	4,904
Interest expense	(37)	—
Profit before tax	15,404	4,904
Income taxes	(4,811)	(1,532)
Profit for the period	10,593	3,372

Revenue

Revenue for the year ended December 31, 2023 was €30.7 million, an increase of €16.5 million, or 116.6%, compared to revenues of €14.2 million for the period from January 1, 2022 (inception) through December 31, 2022. The €16.5 million increase, was due to the KME Aerospace business activities only starting in 2022 and rapidly expanding in 2023 by exploring new customers and products as well as quantities increasing, which correlated with in an increase in revenue.

Cost of material

Cost of material for the year ended December 31, 2023 was €7.1 million, an increase of €2.9 million, or 70.9%, compared to cost of material of €4.1 million for the period from January 1, 2022 (inception) through December 31, 2022. The €2.9 million increase, was due to increased sales.

Personnel expenses

Personnel expenses for the year ended December 31, 2023 was €305 thousand, a decrease of €291 thousand, or 48.8%, compared to personnel expenses of €596 thousand for the period from January 1, 2022 (inception) through December 31, 2022. Personnel expenses are derived from KME Germany’s personnel expenses applying an allocation key based on three main elements: sales volume in tons, added value and proportional production cost. Personnel expenses in 2023 were calculated on the basis of a settled running business after the ramp-up of the business in 2022 and applied a different weight of the three aforementioned main elements. The €291 thousand decrease for the year ended December 31, 2023, compared to the period from January 1, 2022 (inception) through December 31, 2022 was due to wages and salaries allocation decreasing in 2023 as a result of decreased management involvement as KME Aerospace had become a settled running business compared to the ramp up phase of the business in 2022.

The following table sets forth a breakdown of personnel expenses for the periods indicated.

€ thousand	Year ended December 31, 2023	Period from January 1, 2022 (inception) through December 31, 2022
Wages and salaries	(218)	(400)
Social security contributions and others	(87)	(196)
Total	(305)	(596)

Other operating expenses

Other operating expenses for the year ended December 31, 2023 was €7.9 million, an increase of €3.4 million, or 74.1%, compared to other operating expense of €4.5 million for the period from January 1, 2022 (inception) through December 31, 2022. The €3.4 million increase was in particular due to increases of third party production and service costs, commissions and freight costs. Third party production and service costs increased from €3.5 million for the period from January 1, 2022 (inception) through December 31, 2022 to €6.0 million for the year ended December 31, 2022, freight cost increased from €21 thousand for the period from January 1, 2022 (inception) through December 31, 2022 to €638 thousand for the year ended December 31, 2022 and commissions increased from €489 thousand the period from January 1, 2022 (inception) through December 31, 2022 to €804 thousand for the year ended December 31, 2022. All these increases were due to the increased sales volume and business activity of the KME Aerospace Business in 2023.

The following table sets forth a breakdown of other operating expenses for the periods indicated.

€ thousand	Year ended December 31, 2023	Period from January 1, 2022 (inception) through December 31, 2022
Third party production and service costs	(6,014)	(3,527)
Commissions	(804)	(489)
Freight cost	(638)	(21)
Other general and administrative costs	(173)	(247)
Costs for factoring	(90)	(45)
Building and maintenance cost	(29)	(59)
Other costs	(158)	(154)
Total	(7,906)	(4,542)

Operating profit

Operating profit for the year ended December 31, 2023 was €15.4 million, an increase of €10.5 million, or 214.9%, compared to operating profit of €4.9 million for the period from January 1, 2022 (inception) through December 31, 2022. The €10.5 million increase, was due to the general growth of the KME Aerospace Business, reflected in higher revenues that were not offset by the increase in cost of material and other operating expenses.

Interest expense

Interest expense for the year ended December 31, 2023 was €37 thousand, which consisted of factoring recourse expenses incurred in connection with factoring arrangements with the right of recourse which were not in place in 2022. There was no interest expense for the period January 1, 2022 (inception) through December 31, 2022.

Profit before tax

Profit before tax for the year ended December 31, 2023 was €15.4 million, an increase of €10.5 million, or 214.1%, compared to profit before tax of €4.9 million for the period from January 1, 2022 (inception) through December 31, 2022. The €10.5 million increase was due to the general growth of the KME Aerospace Business, reflected in higher revenues that were not offset by the increase in cost of material and other operating expenses.

Income taxes

Income taxes for the year ended December 31, 2023 was €4.8 million, an increase of €3.3 million, or 214.0%, compared to income taxes of €1.5 million for the period from January 1, 2022 (inception) through December 31, 2022. The €3.3 million increase reflects the higher profit before tax, while the tax rate of 31.23% has remained the same.

Profit for the period

Profit for the period for the year ended December 31, 2023 was €10.6 million, an increase of €7.2 million, or 214.2%, compared to profit for the period of €3.4 million for the period from January 1, 2022 (inception) through December 31, 2022. The €7.2 million increase was due to the general growth of the KME Aerospace Business, reflected in higher revenues that were not offset by the increase in cost of material and other operating expenses.

Key Performance Metric and Non-IFRS Financial Measures

KME Aerospace manages its business by tracking certain key performance metrics, including Full Added Value, or “FAV,” and EBITDA, a non-IFRS financial measure.

€ thousand	Year ended December 31, 2023	Period from January 1, 2022 (inception) through December 31, 2022
Full Added Value (“FAV”)	23,653	9,567
EBITDA	15,441	4,904

Full Added Value (“FAV”)

KME Aerospace defines FAV, one of its fundamental operating metrics, as the contractual sales in a given period, minus metal-related costs included in these sales.

●	Contractual sales are calculated on the same basis as, and are therefore equivalent to, KME Aerospace’s reported revenues recognized in accordance with IFRS.

●	Metal-related costs comprise (as applicable):

(i)	the market price of all metals underlying the input materials used to manufacture KME Aerospace’s products with the market price consisting of, in respect of metals listed on the LME, the LME metal price, and in respect of metals not listed on the LME, the actual price at which such metals are acquired on the spot market;

(ii)	any premium payable to suppliers, including the premium above the market price at which such suppliers acquire the metals, as well as freight, service and warehousing costs; and

(iii)	any melting loss fees based on a fixed premium stipulated in supply contracts with the applicable suppliers, relating to dross in the process of converting the raw materials to metal alloys.

Metal-related costs isolate that specific portion of KME Aerospace’s overall production costs directly relating to the raw materials (i.e., metals) underlying the input materials used to manufacture its products. Metal-related costs are determined based on fees charged by suppliers relating to such raw materials, including (in accordance with the components of metal-related costs): (i) the procurement price (i.e., LME or spot market price, as applicable) of the metals underlying the input materials purchased by or on behalf of KME Aerospace from all applicable suppliers, (ii) premium payable to such suppliers, and (iii) melting loss fees payable to such suppliers. Metal-related costs are not comparable to KME Aerospace’s cost of material reported in accordance with IFRS in KME Aerospace’s carve out financial statements, or any sub-categorization thereunder, as cost of material includes all costs (other than personnel expenses, which are reported under a separate caption of KME Aerospace’s carve out statements of profit or loss). In particular, cost of material represents the costs of the metal content of KME Aerospace’s products. KME Aerospace primarily uses FAV to monitor its operating performance, as well as to evaluate the effectiveness of its business strategies and to generate future operating plans, including budgeting decisions.

KME Aerospace presents FAV in conjunction with its results according to IFRS because it believes FAV provides investors and analysts a more complete understanding of factors and trends affecting the KME Business than IFRS measures alone. Because KME Aerospace’s revenues according to IFRS include metal costs, which is subject to price volatility due to many factors outside of its control, KME Aerospace considers FAV to be a more accurate metric for the purpose of assessing the underlying business performance of the KME Aerospace Business, as its contracts typically pass through the prices of the metals underlying the input materials sourced from suppliers by or on behalf of KME Aerospace which are linked to the market / LME prices for such metals directly to its customers in accordance with its natural hedging model to minimize its exposure to metal price volatility. KME Aerospace considers FAV to be a meaningful metric because it distils, through its pass-through pricing mechanism, the value of its transformation of materials for its customers from the impact of the price of the metals included in those materials, which constitutes a significant component of both product pricing and final product costs. KME Aerospace’s computation of FAV may not be comparable to other similarly entitled measures presented by other companies.

EBITDA

“EBITDA,” a non-IFRS financial measure, is defined as profit for the period before income tax expense, financial expenses and depreciation, amortization and impairment. EBITDA is used by KME Aerospace to measure and evaluate its operating performance. KME Aerospace believes EBITDA is useful to investors and analysts in evaluating its operating performance and to analyse the underlying trends in KME Aerospace’s business, consistently across the periods presented. KME Aerospace uses EBITDA in addition to its results determined in accordance with IFRS in order to evaluate its financial and operating performance, to generate future operating plans and make strategic decisions. KME Aerospace believes that EBITDA, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors and analysts because it provides an additional tool to use in evaluating KME Aerospace’s ongoing operating results and trends and in comparing financial results with other companies operating in similar industries. In addition, EBITDA provides consistency and comparability with past financial performance. KME Aerospace’s computation of EBITDA may not be comparable to other similarly entitled measures reported by other companies, because not all companies may calculate EBITDA in the same manner or on a consistent basis.

KME Aerospace does not consider EBITDA in isolation or as an alternative to financial measures determined in accordance with IFRS. Investors are encouraged to review the reconciliation of EBITDA to profit for the year ended December 31, 2023 and the period from January 1, 2022 (inception) through December 31, 2022 in the following table and to not rely on any single financial measure to evaluate its business.

€ thousand	Year ended December 31, 2023	Period from January 1, 2022 (inception) through December 31, 2022
Profit for the period	10,593	3,372
Income taxes	4,811	1,532
Interest expense	37	—
Depreciation, amortization and impairment	—	—
EBITDA	15,441	4,904

Liquidity and capital resources

The Aerospace Business is currently owned by KME. Upon consummation of the Business Combination, it will be acquired by cunova and become the fifth operating segment of cunova. Historically, KME Aerospace did not have its own bank accounts or other variations of cash or cash equivalents. All matters that could have an impact on liquidity were historically borne by KME Aerospace’s parent, KME, and this will continue until consummation of the Business Consummation. Therefore, KME Aerospace’s primary sources of liquidity and capital are achieved both by the cash flow generated by KME Aerospace and the net investments by KME. As of December 31, 2023, KME Aerospace generated net liquidity inflows and resulted in a distribution of net investments from KME.

Cash flows

The following table sets out financial information extracted from the cash flow statements for the periods indicated.

€ thousand	Year ended December 31, 2023	Period from January 1, 2022 (inception) through December 31, 2022
Net cash from operating activities	11,197	6,134
Net cash from/(used in) investing activities	—	—
Net cash used in financing activities	(11,197)	(6,134)
Net change in cash and cash equivalents	—	—

Net cash generated from operating activities

Cash flow from operating activities for the year ended December 31, 2023 was €11.2 million, an increase of €5.1 million, or 82.5%, compared to cash flow from operating activities of €6.1 million for the period from January 1, 2022 (inception) through December 31, 2022. The €5.1 million increase was mainly related to the increase in operating profit before income taxes from €4.9 million in the period from January 1, 2022 (inception) through December 31, 2022, to €15.4 million for the year ended December 31, 2023.

Net cash from/(used in) investing activities

Cash flow from investing activities for the year ended December 31, 2023 was nil, and nil for the period from January 1, 2022 (inception) through December 31, 2022.

Net cash used in financing activities

Cash used in financing activities for the year ended December 31, 2023 was €11.2 million, an increase of €5.1 million, or 82.5%, compared to cash outflow from financing activities of €6.1 million for the for the period from January 1, 2022 (inception) through December 31, 2022. The €5.1 million increase was mainly resulting from the operating result of KME Aerospace Business which was treated as a deemed distribution to the parent and cash inflows from factoring of trade receivables with the right of recourse in the amount of €1.1 million.

Quantitative and Qualitative Disclosures about Financial Risks

General

The KME Aerospace Business is exposed to credit risks and liquidity risks due to the use of financial instruments. The KME Aerospace Business does not have any other financial risks.

Credit Risk

The KME Aerospace Business is mainly exposed to credit risk from its operating activities, especially in respect of trade receivables. A credit risk is designated as an unexpected loss of financial assets, e.g. if the customer is unable to pay their obligations by the due date.

The KME Aerospace Business belongs to KME and addresses credit risk using in-house credit management of KME. To keep default risks as low as possible, the KME Aerospace Business routinely tracks existing receivables from its business partners (even if the trade receivables are factored). As part of credit risk management of KME, customers are rated by credit category with each customer being granted a specific limit. For the period from January 1, 2022 (inception) through December 31, 2022, all risks relating to trade receivables are hedged using factoring arrangements without right of recourse and all factored trade receivables have been settled by the factors as of the year end. For the year ended December 31, 2023, the majority of risks relating to trade receivables were hedged using factoring arrangements.

Liquidity Risk

Liquidity risk is the risk that an entity or a business will be unable to meet its own obligations. As of December 31, 2023, Aerospace Business still belonged to KME. To ensure the liquidity of the KME Aerospace Business, the liquidity requirements are continuously forecasted by management of the KME Aerospace Business and monitored by the KME corporate treasury department. All liquidity inflows and outflows are monitored and coordinated centrally by KME corporate department by using cash pooling of the KME Group.

The KME Aerospace Business does not have its own bank accounts or other variations of cash or cash equivalents. All matters that could have an impact on liquidity are borne by the parent (for example through factoring). Therefore, sufficient liquid funds are achieved both by the cash flow generated by the Aerospace Business and the net investments by the parent. As of December 31, 2023, KME Aerospace is generating net liquidity inflows and resulted in a distribution of net investments from the parent.

Post-Business Combination

The Aerospace Business will be acquired by cunova as part of the Business Combination and thereafter, credit risk and liquidity risk will be addressed as determined by cunova management.

Critical Accounting Estimates

The KME Aerospace Business’ carve-out financial statements included elsewhere in this prospectus have been prepared in accordance with IFRS as issued by the IASB, but not necessarily reflect the net assets, financial position, results of operations and capital structure that would have occurred if the KME Aerospace Business had existed as a separate, stand-alone entity in the reporting periods under consideration. To prepare carve-out financial statements, management must make certain estimates and assumptions that affect the amounts reported in the carve-out financial statements, based on experience, existing and known circumstances, authoritative accounting guidance and pronouncements and other factors that management believes to be reasonable, but actual results could differ materially from these estimates. However, uncertainty relating to these judgements, assumptions and estimates could lead to results that require a significant adjustment to the book value of certain assets and liabilities in future years.

We consider accounting estimates to be critical accounting policies when:

●	the estimates involve matters that are highly uncertain at the time the accounting estimate is made; and

●	different estimates or changes to estimates could have a material impact on the reported financial positions, changes in financial position or results of operations.

For detailed information on the critical accounting policies and estimates applied to the audited carve-out financial statement of the KME Aerospace Business, see “Financials — Audited carve-out financial statements of the KME Aerospace Business — Note 2.”

Recent Accounting Pronouncements

For descriptions of recently issued accounting standards that may potentially impact KME Aerospace’s financial position and results of operations, see “Financials — Audited carve-out financial statements of the KME Aerospace Business — Note 4.”

DESCRIPTION OF PUBCO SECURITIES

A summary of the material provisions governing the PubCo share capital immediately following the completion of the Business Combination is described below. This summary is not complete and should be read together with the New PubCo Articles, the form of which is appended to this proxy statement/prospectus as Annex E. The summaries and descriptions below do not purport to be complete statements of the U.K. Companies Act.

PubCo is a public company limited by shares incorporated in England and Wales and, as of the closing of the Business Combination, its affairs will be governed by the New PubCo Articles, the U.K. Companies Act and the common law of England and Wales.

General

Share Capital

As at the date of this proxy statement/prospectus, the issued share capital of PubCo consists of one ordinary share of par value £1 and one redeemable preference share of £50,000 par value, each of which is fully paid. The entire issued share capital of PubCo is currently owned by Creature Kingdom. PubCo does not have an authorized share capital.

Under the terms of the Business Combination Agreement, Creature Kingdom has agreed that it will (acting as the sole shareholder of PubCo), prior to the Merger Effective Time, pass such shareholder resolutions and take such other corporate steps as may be required to authorise and implement (a) the allotment and issue of new ordinary shares in PubCo to be issued pursuant to the Transaction; and (b) the repurchase of the one ordinary share held by Creature Kingdom for a price of £1 (and Creature Kingdom and PubCo have agreed that such repurchase will take place on the Exchange Date). Creature Kingdom and PubCo have also agreed that PubCo will redeem the redeemable preference share held by Creature Kingdom on the Exchange Date in exchange for the release of Creature Kingdom from its undertaking to pay the subscription price for such redeemable preference share.

Following the Closing Date, PubCo’s issued share capital will consist of          ordinary shares, with par value £0.0001 per share, assuming that (a) no Public Shareholders of SEDA will have exercised their redemption rights in connection with the Business Combination and (b) PubCo has redeemed the redeemable preference share in PubCo held by Creature Kingdom and purchased from Creature Kingdom the ordinary share in PubCo held by Creature Kingdom prior to the Closing Date. None of such issued shares will be held in treasury, and all such shares will be fully paid up. This excludes any additional ordinary shares which may be issued pursuant to any PIPE Investment (as defined in this proxy statement/prospectus) or other equity financing implemented on or prior to the Closing Date. In the event that any such PIPE Investment or other equity financing is implemented prior to the Closing, SEDA will disclose such PIPE Investment or equity financing in a supplement to this proxy statement/prospectus.

In addition to the new ordinary shares to be issued pursuant to the Transaction, Creature Kingdom (acting as the sole shareholder of PubCo) also proposes, prior to the Merger Effective Time, to pass shareholder resolutions authorising the board of directors of PubCo to allot and issue further ordinary shares of £1 each in PubCo (or grant rights to subscribe for, or to convert any security into, such shares) up to an aggregate par value of £          .

Rights and Obligations

The rights and obligations attaching to the PubCo Shares are set out in full in the New PubCo Articles, and all ordinary shares have the same rights and obligations, unless otherwise determined pursuant to the New PubCo Articles.

The PubCo Board may determine the issue price and terms for shares or other securities, and may further determine any other provision relating to such issue of shares or securities.

The following descriptions of the New PubCo Articles are summaries and are qualified by reference to such articles which will become effective on or prior to the Closing Date. A copy of the New PubCo Articles will be filed with the SEC as an exhibit to this proxy statement/prospectus. The description of PubCo Shares reflects changes to PubCo’s capital structure that will occur on or prior to the Closing Date.

Dividend Rights

Subject to any preferences that may apply to a particular class of shares outstanding at the time, holders of PubCo Shares have the right to receive dividends out of assets legally available at the times and in the amounts as the PubCo Board may determine from time to time. All dividends are declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid. Under English law, PubCo may pay dividends only if distributable profits are available for that purpose. Distributable profits are accumulated, realized profits not previously distributed or capitalized, less accumulated, realized losses not previously written off in a reduction or reorganization of capital. Even if distributable profits are available, PubCo may only pay dividends if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves (including, for example, the share premium account) and the payment of the dividend does not reduce the amount of the net assets to less than that aggregate. Subject to these restrictions, PubCo’s Board may recommend to holders of PubCo Shares that a final dividend be declared and recommend the amount of any such dividend or determine whether to pay a distribution by way of an interim dividend, and the amount of any such interim dividend, but must take into account PubCo’s financial position. Final dividends become a legal liability upon the later of the date they are declared and the date the shareholder approval expresses them to be payable. Interim dividends only become a legal liability at the point they are paid.

Any dividend unclaimed after a period of 12 years from the due date of payment of such dividend shall, if the PubCo Board so resolves, be forfeited and shall revert to PubCo. In addition, the payment by the PubCo Board of any unclaimed dividend, interest or other sum payable on or in respect of an ordinary share into a separate account shall not constitute PubCo as a trustee in respect thereof.

PubCo shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if those instruments have been returned undelivered, or left uncashed by that member, on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish the member’s new address.

Liquidation Rights

Subject to any preferences that may apply to a particular class of shares outstanding at the time, holders of PubCo Shares also have the right to participate in the surplus assets of PubCo available for distribution in the event of a winding up or liquidation, voluntary or otherwise, in proportion to the amounts paid up or credited as paid up on such ordinary shares. A liquidator may, with the sanction of a special resolution and any other sanction required by the Insolvency Act 1986, divide among the members in specie the whole or any part of the assets of PubCo and may, for that purpose, value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders.

Voting

There are currently no voting restrictions on the PubCo Shares, all of which are fully paid, and each share carries one vote on a poll. All votes shall be conducted by means of a poll. The same individual may be appointed as proxy or as a corporate representative by more than one shareholder.

Under English law, an ordinary resolution is passed if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by representative or proxy) and entitled to vote. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by representative or proxy) at the meeting.

Forum

The PubCo Articles provide that, unless PubCo consents by way of ordinary resolution to the selection of an alternative forum, the courts of England and Wales will have exclusive jurisdiction to determine (i) any derivative action or proceeding brought on behalf of PubCo; (ii) any claim, action or proceeding alleging a breach of any fiduciary or other duty owed by any director or officer of PubCo (including but not limited to duties arising under the U.K. Companies

Act); (iii) any claim, action or proceeding arising out of or in connection with the PubCo Articles or otherwise in any way relating to the constitution or conduct of PubCo; and (iv) any claim, action or proceeding relating to the internal affairs of PubCo. The PubCo Articles provide that, unless PubCo consents by way of ordinary resolution to the use of another forum in the United States, the United States District Court for the Southern District of New York will be the exclusive forum the determination of any claim, action or proceeding under the Securities Act or the Exchange Act.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. Similarly, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, there is uncertainty as to whether a court would enforce the provision in the PubCo Articles (referred to above) that, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Notwithstanding the foregoing, the PubCo Articles provide that the exclusive forum provision will not apply to suits brought to enforce any cause of action arising by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Although we believe these provisions would benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, these provisions may have the effect of discouraging lawsuits against our directors and officers.

Transfers of Shares

In accordance with English law, PubCo Shares may be transferred by an instrument of transfer or (if title is held and transferred through a depositary or clearance service) through an electronic system.

The transferor of a PubCo Share is deemed to remain the holder until the transferee’s name is entered in the share register. The PubCo Shares are in registered form. Any PubCo Shares may be held in uncertificated form.

Certain restrictions on transfer may be imposed from time to time by applicable laws and regulations (for example, insider trading laws) and pursuant to the Nasdaq listing rules and under the rules of some of PubCo’s employee share plans.

The PubCo Board can decline to register any transfer of any share which is not a fully paid share or any transfer of any share on which it has a lien.

In the event that PubCo Shares are held in certificated form, the PubCo Board may also refuse to register the transfer of a certificated share unless the transfer is in respect of only one (1) class of share, is duly stamped (or certified as not chargeable to stamp duty) and is deposited to PubCo’s registered office or any place the PubCo Board may determine and is accompanied by the relevant share certificate or such other evidence the PubCo Board may reasonably require. If the PubCo Board refuses to register a transfer of a certificated share, they must send the transferee notice of the refusal within two months.

Subject to the provisions of the New PubCo Articles, title to uncertificated ordinary shares may be transferred in accordance with the Uncertificated Securities Regulations 2001. The PubCo Board is required to register a transfer of any uncertificated share in accordance with those regulations. The PubCo Board may refuse to register any such transfer which is in favour of more than four persons jointly or in any other circumstance permitted by those regulations. Provisions of the New PubCo Articles do not apply to any uncertificated shares to the extent that such provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of shares by means of a relevant system.

Pre-emption Rights

There are no rights of pre-emption under the New PubCo Articles or English law in respect of transfers of issued PubCo Shares.

Under English law, directors of public companies require authority to allot and issue new shares, other than under certain types of employee share schemes. The New PubCo Articles will grant a limited authority to the PubCo Board to allot and issue shares in PubCo for a period of 5 years from the date of the adoption of the New PubCo Articles.

Whenever it is proposed to issue new ordinary shares, these must first be offered to existing shareholders pro rata to their holdings, subject to certain exemptions, for example where ordinary shares are issued for non-cash consideration or in respect of certain types of employee share schemes.

The New PubCo Articles contain a provision which disapplies pre-emption rights in relation to any shares to be allotted under the allotment authority contained in the New PubCo Articles, meaning new ordinary shares proposed to be issued under that authority do not need to first be offered to existing shareholders.

Variation of Rights

The rights attached to any class of shares may (unless otherwise provided by the terms of the issue of the shares of that class) be varied or abrogated by (i) the written consent of the holders of three quarters (3/4) in nominal value of the issued shares of that class or (ii) a special resolution passed at a general meeting of the shareholders of that class.

Capital Calls

The PubCo Board has the authority to make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall pay to PubCo as required by such notice the amount called on its shares. If a call remains unpaid after it has become due and payable, and the 14 clear days’ notice provided by the PubCo Board has not been complied with, any share in respect of which such notice was given may be forfeited by a resolution of the PubCo Board. None of the PubCo Shares in issue upon the Business Combination will be subject to a capital call.

Rights of Non-Resident or Foreign Members

There are no limitations imposed by the New PubCo Articles on the rights of non-resident or foreign members to hold or exercise voting rights on PubCo Shares.

Articles of Association and English Law Considerations

Number of Directors

The New PubCo Articles provide for a minimum of two and a maximum of twelve directors, and that otherwise the number of directors shall be as determined by the board of directors from time to time; provided that, the minimum number of directors shall not be less than the number of independent directors required pursuant to the rules of the NYSE (for so long as any PubCo Shares are listed on the NYSE).

Appointment and retirement of Directors

The shareholders of PubCo have the right in the New PubCo Articles to elect directors by ordinary resolution, so long as the total number of directors shall not exceed twelve.

The New PubCo Articles provide that the directors shall be divided into three classes: Class 1, Class 2 and Class 3., with the number of directors in each class being as nearly equal as possible. All of the directors in a class shall retire (by rotation) at an annual general meeting of PubCo, with any director so retiring being eligible to stand for re-appointment. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed (unless they resign or are removed earlier).

No person that is not a director retiring from the PubCo Board is eligible for appointment as a director unless recommended by the board of directors, or unless notice is given to PubCo in accordance with the New PubCo Articles or the U.K. Companies Act by a member expressing an intention to propose such person for appointment as a director, and such notice has also been signed by that person expressing a willingness to be elected.

Directors may also be appointed by the board, either to fill a casual vacancy or as an additional director so long as the total number of directors shall not exceed twelve. A director appointed by the board holds office until the following annual general meeting and if not re-appointed at such annual general meeting shall vacate office at its conclusion.

Duties of Directors

Under English law, a director owes various statutory and fiduciary duties to the company, including:

●	to act in the way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;

●	to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

●	to act in accordance with the company’s constitution and only exercise his or her powers for the purposes for which they are conferred;

●	to exercise independent judgment;

●	to exercise reasonable care, skill and diligence;

●	not to accept benefits from a third party conferred by reason of his or her being a director or doing (or not doing) anything as a director; and

●	to declare any interest that he or she has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

Directors’ Fees and Remuneration

Each of the directors shall be paid a fee in such sums as may from time to time be determined by the PubCo Board (or any applicable committee of the PubCo Board). Each director may be paid all expenses properly incurred in attending and returning from meetings of the directors or committees of the directors or general meetings of PubCo or separate meetings of the holders of any class of securities of PubCo or otherwise in connection with the business of PubCo.

Any director who is appointed to any executive office or who serves on any committee or who devotes special attention to the business of PubCo, or who otherwise performs services which in the opinion of the PubCo Board are outside the scope of the ordinary duties of a director, may be paid such extra remuneration by way of fee, salary, commission, benefits or otherwise as the PubCo Board (or any applicable committee of the PubCo Board) may determine.

Indemnity of Directors

Under the New PubCo Articles, and subject to the provisions of the U.K. Companies Act, each of PubCo’s directors and other officers (other than any auditor), and former directors and officers, is entitled to be indemnified out of the assets of PubCo against any liability incurred by such director or officer for negligence, default, breach of duty or breach of trust in relation to the affairs of PubCo, or any liability incurred by that current or former director or officer in connection with the activities of PubCo or an associated company in its capacity as a trustee of an occupational pension scheme.

Shareholders’ Meetings

Timing

Each year, PubCo will hold a general meeting of its shareholders in addition to any other meetings in that year, and will specify the meeting as such in the notice convening it. The annual general meeting must be held in the six-month period following PubCo’s annual accounting reference date, but otherwise will be held at such time and place as the PubCo Board may appoint.

Quorum

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment of a chairman, which appointment shall not be treated as part of the business of a meeting. A quorum shall be either: (a) two or more persons present and entitled to vote upon the business to be transacted, each being either a shareholder or a proxy for a shareholder or a duly authorized representative of a corporation which is a shareholder; or (b) one such person if either (i) there is only one member of PubCo at the relevant time; or (ii) such person holds or represents shares representing at least 25% of the voting rights normally exercisable on a poll.

Requisition of Meetings by Shareholders

Under English law, one or more members holding voting shares representing at least 5% of the paid-up capital of PubCo can require (or requisition) PubCo to call and hold a general meeting. In addition, either (a) members of PubCo representing at least 5% of the total voting rights of all the members having a right to vote on the resolution at the annual general meeting, or (b) at least 100 members of PubCo with the right to vote on the resolution each holding, on average, at least £100 of paid-up share capital, have the right to require that a resolution is put before an annual general meeting. The request must be received by PubCo not later than six weeks before the relevant annual general meeting or, if later, the time that the notice of the annual general meeting is given, and must comply with the requirements of the U.K. Companies Act. The New PubCo Articles also contain provisions in relation to certain requisitions.

Other English Law Considerations

Amendments of Articles

Under English law, companies may only alter their articles of association by way of passing a special resolution of shareholders in general meeting.

If the proposed variation will vary the rights attaching to a particular class of shares, the consent of that class must be obtained to that variation. The New PubCo Articles provide that such a class consent requires either the passing of a special resolution passed at a separate general meeting of the holders of the shares of the relevant class or the written consent of the holders of three-quarters in nominal value of the issued shares of the relevant class.

Inspection of Books and Records

Under English law, the register and index of names of shareholders, register of directors, register of secretaries and other statutory registers of PubCo may be inspected at any time (1) for free, by its shareholders, and (2) for a fee by any other person. A company may apply to the English courts for an order not to permit inspection if the person seeking inspection does not have a proper purpose in inspecting the register. Documents may be copied for a fee.

The service contracts of PubCo’s directors can be inspected by a member without charge and during business hours. Members are also entitled to a copy on payment of a fee, A “service contract” includes any contract under which such a director or executive officer undertakes personally to provide services to PubCo or a subsidiary company, whether in that person’s capacity as a director, an executive officer or otherwise. Where service contracts are not in writing, a written memorandum setting out the terms must be provided by PubCo.

The members of PubCo may also inspect, without charge and during business hours, the minutes of meetings of the shareholders for the previous ten years and obtain copies of the minutes for a fee.

In addition, the annual accounts of PubCo are required by English law to be made available to shareholders at a general meeting and a shareholder is entitled to a copy of such accounts. The accounts must also be made available on PubCo’s website and remain available until the accounts for the next financial year are placed on the website. Such accounts must also be filed with Companies House, where they will be available for public inspection, as will certain other filings required to be made by PubCo.

Mandatory Purchases and Acquisitions

Pursuant to Sections 979 to 991 of the Companies Act, where a takeover offer has been made for PubCo and the offeror has, by virtue of acceptances of the offer, acquired or unconditionally contracted to acquire not less than 90% in value of, and 90% of the voting rights carried by, the shares to which the offer relates, the offeror may give notice to the holder of any shares to which the offer relates that the offeror has not acquired or unconditionally contracted to acquire that it desires to acquire those shares on the same terms as the general offer.

If a takeover offer is structured as a scheme of arrangement pursuant to Part 26 of the Companies Act, the scheme, and therefore takeover, would need to be approved by a majority in number representing 75% in value of the shareholders or class of shareholders voting, whether in person or by proxy. If approved, the scheme, and therefore takeover, would be binding on 100% of the shareholders. A scheme of arrangement also requires the sanction of an English court.

U.K. City Code on Takeovers and Mergers

Based upon PubCo’s current and intended plans for PubCo’s directors and management, for the purposes of the Takeover Code, PubCo will be considered to have its place of central management and control outside the U.K., the Channel Islands or the Isle of Man. Therefore, the Takeover Code should not apply to PubCo. It is possible that in the future circumstances could change that may cause the Takeover Code to apply to PubCo. The Takeover Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the Takeover Code contains certain rules in respect of mandatory offers. Under Rule 9 of the Takeover Code, if a person:

●	acquires an interest in PubCo shares that, when taken together with shares in which either that person or persons acting in concert with such person are interested, carry 30% or more of the voting rights of PubCo shares; or

●	who, together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in PubCo acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer, and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer for PubCo’s outstanding shares at a price not less than the highest price paid for any interests in PubCo shares by the acquirer or its concert parties during the previous 12 months.

In addition, if PubCo were to become subject to the Takeover Code, PubCo would be subject to a number of rules and restrictions governing its conduct, including, but not limited to, the following: (i) PubCo’s ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) PubCo might not, without the approval of its shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) PubCo would be obliged to provide equality of information to all bona fide competing bidders.

Disclosure of Interest in Shares

Section 793 of the Companies Act gives PubCo the power to require persons whom it knows have, or whom it has reasonable cause to believe have, or within the previous three years have had, any ownership interest in any of PubCo’s shares, (the “default shares”), to disclose prescribed particulars of those shares. For this purpose, default shares include any of PubCo’s shares allotted or issued after the date of the Section 793 notice in respect of those shares. Failure to provide the information requested within the prescribed period after the date of sending the notice will result in sanctions being imposed against the holder of the default shares as provided within the Companies Act.

Under the New PubCo Articles, the PubCo Board has the power to withdraw certain voting rights of default shares if the relevant holder of default shares has failed to provide the information requested within the prescribed period after the date of sending the notice, depending on the level of the relevant shareholding (and unless the PubCo Board decides otherwise). The PubCo Board also has the power to direct that: (a) no dividends or other distributions shall be paid or made on such default shares; (b) certain transfers of the default shares may not be registered; and (c) if the default shares are held in uncertificated form, those shares shall be converted into certificated form.

Capital Variations and Reductions of Share Capital

PubCo may, by ordinary resolution, consolidate and divide all or any of its share capital into shares of a larger nominal amount than the existing shares or sub-divide its shares, or any of them, into shares of a smaller amount than its existing shares.

Under English law, PubCo may reduce or cancel its issued share capital only if the reduction of capital and its terms have been approved by a special resolution of shareholders at a general meeting and the reduction of capital has been confirmed by an English court.

COMPARISON OF SHAREHOLDERS’ RIGHTS

PubCo is a public limited company incorporated under the laws of England and Wales. English law and the New PubCo Articles, which will be effective on or prior to the Closing Date, will govern the rights of its shareholders. English law differs in some material respects from the Cayman Companies Act. In addition, the New PubCo Articles will differ in certain material respects from the SEDA Governing Documents. As a result, when you become a shareholder of PubCo, your rights will differ in some regards as compared to when you were a shareholder of SEDA.

Below is a summary chart outlining important similarities and differences in the shareholder rights associated with each of SEDA and PubCo according to applicable law and/or the organizational documents of SEDA and PubCo. You should also review the form of articles of association of PubCo (as they will be effective on the Closing of the Business Combination in substantially such form) attached as Annex E to this proxy statement/prospectus, as well as the Cayman Companies Act and U.K. Companies Act, to understand how these laws apply to SEDA and PubCo.

Provision	Rights of SEDA Shareholders	Rights of PubCo Shareholders
Applicable corporate law legislation	Cayman Companies Act	U.K. Companies Act

Special Vote Required for Combinations with Interested Stockholders/Shareholders	No special vote required.	As outlined below, in a statutory scheme of arrangement, shares held by or on behalf of an acquiring shareholder would typically be treated as a separate class for the purposes of shareholder approval of the scheme of arrangement. This does not apply to a takeover offer conducted other than by way of a scheme of arrangement, such as a contractual takeover offer.

Dissenters’ Rights	Under certain circumstances, shareholders may dissent to a merger of a Cayman Islands company by following the procedure set out in the Cayman Islands Companies Law. Where dissenter rights apply, dissenters to a merger are entitled to receive fair market value for their shares.

English law does not provide for “appraisal rights.” However, English law does permit a minority shareholder to object to a court where its shares are proposed to be compulsorily acquired.

English law permits shareholders (including minority shareholders) to bring certain claims in relation to a company’s affairs, and actual or proposed acts or omissions. It also permits certain actions to be brought in the name of, or for and on behalf of, a company, by shareholders (including minority shareholders).

Mergers and Asset Sales	Mergers require approval of two-thirds of the shares present and voting at a shareholder meeting, and any other authorization as may be specified in the relevant articles of association.	A shareholder vote is not generally required, under English law, to approve the sale, lease or exchange of all or substantially all of a company’s assets.

Provision	Rights of SEDA Shareholders	Rights of PubCo Shareholders

Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers.

If holders of not less than 90% of each class or series (generally excluding shares already owned by the acquiror) approve of a tender offer, then the remaining shareholders are generally compelled, subject to court approval, to transfer their shares on the same terms as the accepting shareholders.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

Asset sales must be approved by the SEDA Board. Under the SEDA Governing Documents and the Cayman Companies Act, directors may approve matters by a majority during a meeting or unanimously in writing. Under the SEDA Governing Documents, shareholder approval is not required for asset sales.

Under English law, where PubCo proposes to acquire another company, approval of PubCo’s shareholders is not required.

Under English law, where another company proposes to acquire PubCo, the requirement for the approval of the shareholders of PubCo depends on the method of acquisition.

A takeover (i.e., the acquisition of one company by another) of an English public limited company may be carried out by a statutory scheme of arrangement (under Part 26 of the U.K. Companies Act) between the target company and its shareholders. Part 26 schemes of arrangement are also used in certain types of compromises with creditors, amalgamations and capital reorganizations. In the context of an acquisition or takeover, such arrangements require the approval of: (i) a majority in number of shareholders, representing 75% in value, of the share capital held by the shareholders, or each applicable class of shareholders, present and voting either in person or by proxy at a special meeting convened by order of the court; and (ii) the English court. Typically, shares held by or on behalf of the acquirer would be treated as a separate class to shares held by or on behalf of the bidder. Once approved, sanctioned and effective, all shareholders and creditors of the relevant class are bound by the terms of a scheme, and a dissenting shareholder would not have appraisal rights. Specific requirements apply to schemes of reconstruction or amalgamation that are treated as mergers or divisions for the purposes of the U.K. Companies Act. English law also provides that where: (i) a takeover offer is made for shares (other than by way of a scheme of arrangement), and (ii) following the offer, the offeror has acquired or contracted to acquire not

Provision	Rights of SEDA Shareholders	Rights of PubCo Shareholders

less than 90% in value of the shares to which the takeover offer relates, and not less than 90% of the voting rights carried by the shares to which the offer relates, the offeror may require the other shareholders who did not accept the offer to transfer their shares on the same terms as the offer. A dissenting shareholder may object to the transfer on the basis that the acquisition would be unfair prejudice (typically on the grounds that the bidder is not entitled to acquire shares or that the terms of acquisition should be different from those offered) by applying to the court within six weeks of the date on which notice of the transfer was given. In the absence of fraud or oppression, the court is unlikely to order that the acquisition shall not take effect, but it may specify terms of the transfer that it finds appropriate. A minority shareholder is also entitled in similar circumstances to require the offeror to acquire his or her shares on the same terms as the offer.

PubCo is not subject to the Takeover Code. Consequently, the PubCo Board will be permitted to adopt certain anti-takeover measures provided that such measures are consistent with their general duties. As discussed in “Risk Factors — Risks Related to Ownership of the PubCo Shares Following the Business Combination,” it is possible that the Takeover Code could apply to PubCo in the future. If PubCo becomes subject to the Takeover Code, the ability of the directors of PubCo to engage in defensive measures to seek to frustrate bids may be further restricted.

Provision	Rights of SEDA Shareholders	Rights of PubCo Shareholders
Amendments to Governing Documents	The amendment of any provision of the SEDA Governing Documents requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at a general meeting. The Sponsor, A-Anchor Investors and SEDA’s executive officers and directors have agreed that they will not propose any amendment to the SEDA Governing Documents that would affect the substance or timing of SEDA’s obligation to redeem 100% of its public shares if SEDA does not complete a business combination within the Completion Window, unless SEDA provides Public Shareholders with the opportunity to redeem their shares upon approval of any such amendment.

Under English law, a special resolution of the shareholders is required to amend any provision of the New PubCo Articles that is not “entrenched” or is not a right attached to a particular class of shares.

If a provision is “entrenched” that provision may only be amended or repealed if the stated conditions are met, or procedures are complied with, that are more restrictive than those applicable in the case of a special resolution.

Election of Directors

The SEDA Governing Documents provide that:

Prior to the Business Combination, an ordinary resolution of the holders of the SEDA Class B Shares under Cayman Islands law, being the affirmative vote of the holders of a majority of the SEDA Class B Shares represented in person or by proxy and entitled to vote thereon and who vote at a general meeting will be required to appoint any person as director of SEDA.

After the Business Combination, an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at a general meeting will be required to appoint any person as director of SEDA.

The directors of SEDA may appoint any person to be an additional director provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors.

The procedure for the appointment of the directors of PubCo is set out in the New PubCo Articles. Except as set forth in the following paragraph, the shareholders of PubCo have the right in the New PubCo Articles to elect directors by ordinary resolution, and the PubCo Board also has the right in the New PubCo Articles to appoint directors, provided that the appointment does not result in the maximum number of directors being exceeded.

Provision	Rights of SEDA Shareholders	Rights of PubCo Shareholders
Number of Directors	Subject to the Amended and Restated Memorandum and Articles of Association, there shall be at least one director and the shareholders or the board of directors may increase the size of the board and fill any vacancies.	Under English law, the minimum number of directors of a public company, such as PubCo, is two, at least one of which must be a natural person. The New PubCo Articles provide that the number of directors shall be as the board may determine from time to time, but shall be not less than two and no more than twelve.

Removal of Directors

The SEDA Governing Documents provide that:

Prior to the Business Combination, an ordinary resolution of the holders of the SEDA Class B Shares under Cayman Islands law, being the affirmative vote of the holders of a majority of the SEDA Class B Shares represented in person or by proxy and entitled to vote thereon and who vote at a general meeting will be required to remove any person as director of SEDA.

After the Business Combination, an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at a general meeting will be required to remove any person as director of SEDA.

Under English law, shareholders in PubCo may remove a director of PubCo without cause by ordinary resolution at a meeting, irrespective of any provisions in the New PubCo Articles, provided that notice of such proposal is given to PubCo by the shareholder making such proposal at least 28 days’ prior to the general meeting at which such proposal is to be put to shareholders. A director subject to any such procedure has a right to: (i) make certain written representations (which the company must circulate to shareholders) as to why he or she should not be removed, and (ii) be heard orally at the general meeting.

The New PubCo Articles will also provide that the shareholders in PubCo may remove a director of PubCo, without cause, by ordinary resolution at a meeting, without the provision of 28 days’ notice. A director will also vacate his or her office if he or she is requested to resign in writing by all of the other directors of PubCo, or all of the other directors of PubCo approve a resolution removing such director from office.

Filling of Board Vacancies	The SEDA Governing Documents provide that the SEDA Board may appoint any person as director of SEDA to fill a vacancy.	The New PubCo Articles will provide that vacancies on the board of directors may be filled by the PubCo Board or by an ordinary resolution of the shareholders.

Provision	Rights of SEDA Shareholders	Rights of PubCo Shareholders
Fiduciary Duties of Directors

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill.

Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.

English law imposes certain specific obligations on the directors of PubCo. In addition to certain common law and equitable principles, there are statutory director duties, including seven codified duties as follows:

(1) to act in a way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of the company’s members as a whole, bearing in mind a number of different matters;

(2) to act in accordance with the company’s constitution and exercise powers only for the purposes for which they are conferred;

(3) to exercise independent judgment;

(4) to exercise reasonable care, skill and diligence — this test is both subjective (i.e., was the director’s conduct that of a reasonably diligent person who has the knowledge and experience of that director) and objective (i.e., was the director’s conduct that of a reasonably diligent person having the knowledge and experience that a director holding that position should have);

(5) to avoid situations in which the director has or can have a direct or indirect interest that conflicts with, or may conflict with, the company’s interests;

(6) not to accept benefits from third parties that are conferred by reason of him or her being, or doing or not doing anything, as a director; and

(7) to declare an interest in a proposed transaction with the company.

Provision	Rights of SEDA Shareholders	Rights of PubCo Shareholders
Conflict of Interest Transactions

The SEDA Governing Documents provide that:

No person shall be disqualified from the office of director or prevented by such office from contracting with SEDA, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of SEDA in which any director shall be in any way interested be or be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to SEDA for any profit realized by or arising in connection with any such contract or transaction by reason of such director holding office or of the fiduciary relationship thereby established. A director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

A general notice that a director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

Under English law, certain transactions between a director (or a person connected with a director) and a related company are prohibited unless approved by the shareholders, such as loans, quasi-loans, credit transactions and substantial property transactions.

In addition to the requirement for shareholder approval in respect of certain transactions, directors who have an interest in a proposed transaction or arrangement with PubCo are required to declare the nature and extent of their interest at a meeting of the PubCo Board or by notice. Pursuant to the New PubCo Articles (and subject to certain specified exceptions) a director is not permitted to vote on any matter in which he or she has an interest that can reasonably be regarded as giving rise to a conflict of interests with PubCo. This restriction may be suspended or relaxed, either generally or in respect of a particular matter, by an ordinary resolution of the shareholders.

Under the New PubCo Articles, directors may vote and be counted in the quorum in respect of any matter considered by the PubCo Board notwithstanding any conflict of interest that could potentially exist due to the relationship or connection of such directors to KME or any of its subsidiary or parent undertakings. However, directors connected to KME shall not be entitled to vote in respect of any transaction or arrangement between KME or any of its subsidiary or parent undertakings (other than the Company and any subsidiary undertaking of the Company) and the Company not being a transaction or arrangement of the same general character as shall be entered into with the other shareholders of the Company generally.

Provision	Rights of SEDA Shareholders	Rights of PubCo Shareholders
Quorum and Actions	The SEDA Governing Documents provide that business may only be transacted at a general meeting if a quorum is present, such quorum being holders of a majority of the SEDA Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum.

The New PubCo Articles provide that no business shall be dealt with at any general meeting unless a quorum is present. At least two qualifying persons entitled to vote at the general meeting, or one such qualifying person if either (a) there is only one member of PubCo at the relevant time; or (b) such qualifying person holds or represents shares representing at least 25% of the voting rights normally exercisable on a poll, shall be present in person in order to constitute a quorum for the transaction of any business at a general meeting.

For the purposes of PubCo’s quorum, a “qualifying person” means (a) an individual who is a member of PubCo, (b) a person authorized to act as the representative of a corporation in relation to the meeting, or (c) a person appointed as a proxy of a member in relation to the meeting.

The necessary quorum for any general meeting specifically for the holders of any class of shares in the capital of PubCo (or adjournment thereof) shall be one or more qualifying persons who are entitled to vote who together represent at least the majority of the voting rights of all the members of that class entitled to vote.

Annual Shareholders’ Meetings

The SEDA Governing Documents provide that:

SEDA may, but shall not (unless required by the Cayman Companies Act) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the directors shall appoint. At these meetings the report of the directors (if any) shall be presented.

Shareholders seeking to bring business before the annual general meeting or to nominate candidates for appointment as directors at the annual general meeting must deliver notice to the principal executive offices of

The New PubCo Articles provide that annual shareholders’ meetings, which are referred to in this proxy statement/prospectus as annual general meetings, are convened and held in accordance with the requirements of the U.K. Companies Act. Meetings will take place at such date, time and place, as may be specified by the PubCo Board in the notice of meeting, and may take place in more than one place and/or partly or wholly electronically. English law requires that each annual general meeting must take place within the six-month period beginning with the day following the end of the company’s fiscal year, but does not specify what business must be transacted at the annual general meeting, nor are there any restrictions

Provision	Rights of SEDA Shareholders	Rights of PubCo Shareholders
SEDA not less than 120 calendar days before the date of SEDA’s proxy statement released to shareholders in connection with the previous year’s annual general meeting or, if SEDA did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the SEDA Board with such deadline being a reasonable time before SEDA begins to print and send its related proxy materials.

on business. However, the annual general meeting is usually the meeting that is used for matters which must be dealt with each financial year, such as the re-election of directors, fixing the remuneration of auditors and consideration of the annual accounts, directors’ report and auditors’ report.

Under the U.K. Companies Act, either (a) members of a public company representing at least 5% of the total voting rights of all the members having a right to vote on the resolution at the annual general meeting, or (b) at least 100 members with the right to vote on the resolution each holding, on average, at least £100 of paid-up share capital, have the right to require that a resolution is put before an annual general meeting. The request must be received by the company not later than six weeks before the relevant annual general meeting or, if later, the time that the notice of the annual general meeting is given, and must comply with the requirements of the U.K. Companies Act.

Without prejudice to the statutory right described above, the New PubCo Articles provide that, where a member or members wish to request the Company to put a resolution before an annual general meeting, such member or members must deliver any such request in writing to the secretary at PubCo’s registered office not earlier than 120 calendar days nor later than 90 calendar days prior to the date of the first anniversary of the preceding year’s annual general meeting; provided, however, that in the event that the date of an annual meeting is more than thirty (30) calendar days before or more than sixty (60) calendar days after the date of the first anniversary of the preceding year’s annual general meeting, such notice must be delivered not earlier

Provision	Rights of SEDA Shareholders	Rights of PubCo Shareholders
than 120 calendar days prior to such annual general meeting and not later the later of (i) 90 calendar days prior to such annual general meeting and (ii) the 10th calendar day after the day on which public announcement of the date of such annual general meeting is first made by PubCo.

In addition, the New PubCo Articles provide that, if the number of directors to be elected to the PubCo Board is increased and there is no public announcement by PubCo naming all of the nominees for director or specifying the size of the increased board of directors at least 100 calendar days prior to the date of the first anniversary of the preceding year’s annual general meeting, a member’s notice requesting a resolution shall also be considered as validly delivered with respect to nominees for any new positions created by such increase if it is delivered to the secretary at PubCo’s registered office not later than the 10th calendar day after the day on which such public announcement is first made by PubCo.

Special Shareholders’ Meetings	The SEDA Governing Documents provide that the SEDA Board, the chief executive officer or the chairman of the SEDA Board may call general meetings, and, for the avoidance of doubt, shareholders shall not have the ability to call general meetings.

The PubCo Board can call general meetings at such date, time and place, as they may specify in the notice of meeting, and may take place in more than one place and/or partly or wholly electronically.

Under English law, one or more shareholders holding voting shares representing at least 5% of the paid-up capital of PubCo can require (or requisition) PubCo to call and hold a general meeting.

The directors may propose other business at the meeting but the business that may be conducted at a general meeting is the business that is referred to in the relevant notice of such general meeting.

Provision	Rights of SEDA Shareholders	Rights of PubCo Shareholders
Shareholder Action Without Meeting	The SEDA Governing Documents provide that action of the shareholders may be taken by unanimous written consent in lieu of a meeting.	There is no right under the U.K. Companies Act or the New PubCo Articles for the members of PubCo to pass a shareholder resolution other than at a shareholder meeting. However, an action taken with the unanimous, informed written consent of all of the members of PubCo may be effective under a common law principle.

Indemnification of Directors and Officers

The SEDA Governing Documents provide that each current and former director and officer of SEDA (excluding auditors of SEDA) shall be indemnified against:

i. all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former secretary or officer in or about the conduct of SEDA’s business or affairs or in the execution or discharge of the existing or former secretary’s or officer’s duties, powers, authorities or discretions; and

ii. without limitation to paragraph (i), all costs, expenses, losses or liabilities incurred by the existing or former secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning SEDA or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former secretary or officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, willful default or willful neglect.

Subject to certain exceptions, English law does not permit PubCo to indemnify a director against liability in connection with any negligence, default, breach of duty or breach of trust by him or her in relation to PubCo. The exceptions allow PubCo to:

(1) purchase and maintain director and officer insurance against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company. Director and officer insurance generally covers costs incurred in defending allegations and compensatory damages that are awarded. However, director and officer insurance will generally not cover damages awarded in relation to criminal acts, intentional malfeasance or other forms of dishonesty, regulatory offenses or excluded matters such as environmental liabilities. In relation to these matters, director and officer insurance generally only covers defense costs, subject to the obligation of the director or officer to repay the costs if an allegation of criminality, dishonesty or intentional malfeasance is subsequently admitted or found to be true;

Provision	Rights of SEDA Shareholders	Rights of PubCo Shareholders

(2) provide a qualifying third-party indemnity provision, which it refers to in this proxy statement/prospectus as a QTPIP. This permits PubCo to indemnify its directors (and directors of an “associated company” (i.e., a company that is a parent, subsidiary or sister company of PubCo)) in respect of proceedings brought by third parties (covering both legal costs and the amount of any adverse judgment), except for: (i) the legal costs of an unsuccessful defense of criminal proceedings, or civil proceedings brought by the company itself; (ii) fines imposed in criminal proceedings; and (iii) penalties imposed by regulatory bodies. PubCo can therefore indemnify directors against such third-party actions as class actions or actions following mergers and acquisitions or share issues;

(3) indemnify a director in respect of defense costs in relation to criminal and civil proceedings against him or her (even if the action is brought by the company itself). This is subject to the requirement for the director or officer to reimburse the company if the defense is unsuccessful. However, if the company has a QTPIP in place whereby the director or officer is indemnified in respect of legal costs in civil proceedings brought by third parties, then the director or officer will not be required to reimburse the company in such cases; and

Provision	Rights of SEDA Shareholders	Rights of PubCo Shareholders

(4) provide a qualifying pension scheme indemnity provision, which is referred to in this proxy statement/prospectus as a QPSIP. This permits PubCo to indemnify a director of a company (whether PubCo or an associated company) that is a trustee of an occupational pension scheme against liability incurred in connection with such company’s activities as a trustee of the scheme, except for: (i) the legal costs of an unsuccessful defense of criminal proceedings; (ii) fines imposed in criminal proceedings; and (iii) penalties imposed by regulatory bodies.

The New PubCo Articles include a provision that allows PubCo to exercise all powers to indemnify, subject to the provisions of English law, any person who is or was a director or other relevant officer of PubCo or an associated company against any loss or liability, whether: (i) in connection with any negligence, default, breach of duty or breach of trust by him or her or otherwise, in relation to PubCo or any associated company; or (ii) in connection with that company’s activities as a trustee of an occupational pension scheme. The New PubCo Articles also include a provision that allows the company to exercise all powers to purchase and maintain insurance for the benefit of any person who is or was a director, officer or employee of the company or any related company or for the trustee of any pension fund in which the employees of the company or any related company are or have been interested.

Provision	Rights of SEDA Shareholders	Rights of PubCo Shareholders

However, such provision is deemed not to provide for, or entitle any such person to, indemnification to the extent that it would cause the provision, or any element of it, to be treated as void under the U.K. Companies Act.

In addition to the provisions of the articles of association, it is common to set out the terms of the QTPIP and any QPSIP in the form of a deed of indemnity between the company and the relevant director or executive officer which indemnifies the director or executive officer against claims brought by third parties to the fullest extent permitted under English law. PubCo expects to enter into new deeds of indemnity with directors, executive officers and certain other officers and employees (including directors, officers and employees of subsidiaries and other affiliates) in due course. Shareholders have a right under English law to request and inspect copies of qualifying indemnity provisions.

Limitation on Liability of Directors	Liability of directors may be limited, except with regard to their own fraud or willful default.

As described above, English law does not permit PubCo to exempt any director from any liability arising from negligence, default, breach of duty or breach of trust in relation to PubCo but is permitted to purchase and maintain limited insurance for a director of the company.

Subject to some exceptions, shareholders can ratify a director’s conduct amounting to negligence, default, breach of duty or breach of trust in relation to PubCo. In general, such ratification must be authorized by an ordinary resolution of shareholders (excluding the votes of the relevant director and any connected persons).

Inspection of Books and Records; Information Requests	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

Under English law, the register and index of names of shareholders, register of directors, register of secretaries and other statutory registers of PubCo may be inspected at any time (1) for free, by its shareholders, and (2) for a fee by any other person. A company may apply to the English courts for an order not to permit inspection if the person seeking inspection does not have a proper purpose in inspecting the register. Documents may be copied for a fee.

Provision	Rights of SEDA Shareholders	Rights of PubCo Shareholders

The service contracts of PubCo’s directors can be inspected by a member without charge and during business hours. Members are also entitled to a copy on payment of a fee. A “service contract” includes any contract under which such a director or executive officer undertakes personally to provide services to PubCo or a subsidiary company, whether in that person’s capacity as a director, an executive officer or otherwise. Where service contracts are not in writing, a written memorandum setting out the terms must be provided by PubCo. The members of PubCo may also inspect, without charge and during business hours, the minutes of meetings of the shareholders for the previous ten years and obtain copies of the minutes for a fee.

In addition, the annual accounts of PubCo are required by English law to be made available to shareholders at a general meeting and a shareholder is entitled to a copy of such accounts. The accounts must also be made available on PubCo’s website and remain available until the accounts for the next financial year are placed on the website. Such accounts must also be filed with Companies House, where they will be available for public inspection, as will certain other filings required to be made by PubCo.

Under English law, the shareholders of PubCo do not have the right to inspect the corporate books of a subsidiary of PubCo.

Stockholder/Shareholder Lawsuits for Violation of Directors’ Duties	SEDA’s Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, the company will be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) SEDA’s officers or directors usually may not be brought by a shareholder. However, based on	English law permits a member to initiate a derivative claim on behalf of a company and in accordance with a statutory procedure, in connection with any negligence, default, breach of duty or breach of trust by a director of the company. Once initiated, the permission of the court is required to continue such an action. The court has a discretion whether to permit the claim to continue, and will consider certain factors before determining whether or not to give its consent.

Provision	Rights of SEDA Shareholders		Rights of PubCo Shareholders
English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

In addition, English law permits a shareholder to bring a claim against PubCo:

(1) when PubCo’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim; or

(2) when any act or omission of PubCo is or would be so prejudicial.

The PubCo Articles provide that, unless PubCo consents (by the passing of an ordinary resolution) to the use of an alternative forum, the Courts of England and Wales will have exclusive jurisdiction to determine:

(a) any derivative action or proceeding brought on behalf of PubCo;

(b) any claim, action, or proceeding alleging any breach of any fiduciary or other duty owed to PubCo by any director or officer of PubCo (including but not limited to duties arising under the Companies Act);

(c) any claim, action or proceeding arising out of any provision of the Companies Act or the PubCo Articles or otherwise in any way relating to the constitution or conduct of PubCo; or

(d) any claim, action or proceeding relating to the internal affairs of PubCo.

The PubCo Articles further provide that, unless PubCo consents (by the passing of an ordinary resolution) to the use of an alternative forum in the United States, the United States

	●	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

	●	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

	●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against SEDA where the individual rights of that shareholder have been infringed or are about to be infringed.

Provision	Rights of SEDA Shareholders	Rights of PubCo Shareholders
District Court for the Southern District of New York shall be the exclusive forum for the determination of any claim, action or proceeding arising under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, the Securities Act, or any other claim for which the federal courts have exclusive jurisdiction.

Classified or Staggered Boards	The SEDA Governing Documents provide that, the directors shall be divided into three classes: Class I, Class II and Class III. The number of directors in each class shall be as nearly equal as possible. The existing directors shall by resolution classify themselves as Class I, Class II or Class III directors. The Class I directors shall stand appointed for a term expiring at SEDA’s first annual general meeting, the Class II directors shall stand appointed for a term expiring at SEDA’s second annual general meeting and the Class III directors shall stand appointed for a term expiring at SEDA’s third annual general meeting. Commencing at SEDA’s first annual general meeting, and at each annual general meeting thereafter, directors appointed to succeed those directors whose terms expire shall be appointed for a term of office to expire at the third succeeding annual general meeting after their election. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified.	The New PubCo Articles provide that, the directors shall be divided into three classes: Class 1, Class 2 and Class 3. The number of directors in each class shall be as nearly equal as possible. The existing directors shall classify themselves as Class 1, Class 2 or Class 3 directors. The Class 1 directors shall stand appointed for a term expiring at PubCo’s first annual general meeting after the adoption of the New PubCo Articles, the Class 2 directors shall stand appointed for a term expiring at PubCo’s second annual general meeting after the adoption of the New PubCo Articles and the Class 3 directors shall stand appointed for a term expiring at PubCo’s third annual general meeting after the adoption of the New PubCo Articles. Any director retiring at an annual general meeting shall be eligible to stand for re-appointment. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed (unless they resign or are removed earlier).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT OF SEDA AND PUBCO

The following table and accompanying footnotes set forth information known to SEDA regarding (i) the actual beneficial ownership of SEDA’s voting shares prior to the consummation of the Business Combination and (ii) the expected beneficial ownership of PubCo’s voting shares immediately following the consummation of the Business Combination, assuming a “no redemption” scenario and assuming a “maximum redemption” scenario as described below, by:

(i)	each person who is known to be, or is expected to be following the consummation of the Business Combination, the beneficial owner of more than 5% of PubCo’s voting shares;

(ii)	each of SEDA’s current officers and directors;

(iii)	each person who will become a named executive officer or director of PubCo following the consummation of the Business Combination; and

(iv)	all current officers and directors of SEDA, as a group, and all executive officers and directors of PubCo following the consummation of the Business Combination, as a group

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, provided that any person who acquires any such right with the purpose or effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition shall be deemed to be the beneficial owner of the securities which may be acquired through the exercise of such right. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

SEDA’s authorized and issued share capital currently consists of SEDA Class A shares and SEDA Class B shares. The beneficial ownership of SEDA’s voting shares prior to the consummation of the Business Combination is based on 13,177,933 SEDA Class A shares and 4,998,811 SEDA Class B shares issued and outstanding in the aggregate. The SEDA Class A Shares were issued as part of the SEDA Units, which consist of one SEDA Class A Share and one-half of one SEDA Warrant. The total number of SEDA Warrants outstanding, comprised of SEDA Warrants issued as part of the SEDA Units and SEDA Warrants issued as part of SEDA’s Private Placement, is 18,996,197 SEDA Warrants.

The expected beneficial ownership of PubCo Shares after the Business Combination, assuming no Public Shares are redeemed, has been determined based upon the following:             .

The expected beneficial ownership of PubCo Shares after the Business Combination, assuming all of the Public Shares have been redeemed, has been determined based on the following:            .

Unless otherwise indicated, SEDA and PubCo believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them.

	Prior to the Business Combination		Assuming No Redemptions			Assuming Maximum Redemptions(13)
Name and Address of Beneficial Owner(1)	Number of SEDA Shares Beneficially Owned(2)	Approximate Percentage of Outstanding SEDA Shares	Number of PubCo Shares	% of PubCo Shares		Number of Shares of PubCo Common Shares	% of PubCo Shares
Directors and Executive Officers of SEDA
Jonathan Maxwell(3)	2,639,375	13.2%			%			%
Ned Davis(4)	*	*			%			%
Michael Feldman(4)	*	*			%			%
Lolita Jackson(4)	*	*			%			%
Ana Maria Machado Fernandes(4)	*	*			%			%
William Kriegel(4)	*	*			%			%
Michael Naylor(4)	*	*			%			%
Karl Olsoni(4)	*	*			%			%
All officers and directors of SEDA as a group (eight individuals)	2,639,375	13.2%			%			%
Five Percent Holders of SEDA
SDCL EDGE Sponsor LLC (our Sponsor)(4)(12)	2,639,375	13.2%			%			%
Seaside Holdings (Nominee) Limited(5)	2,000,000	10.0%			%			%
Sustainable Investors Fund, LP(6)	2,000,000	10.0%			%			%
Sandia Investment Management L.P.(7)	1,398,999	10.62%			%			%
Polar Asset Management Partners Inc.(8)	1,310,000	9.9%			%			%
First Trust Merger Arbitrage Fund(9)	1,229,756	9.33%			%			%
First Trust Capital Management L.P.(9)	1,310,574	9.95%			%			%
The Quarry LP(10)	987,749	7.5%			%			%
KME	—	—%			%			%
SEDA	—	—%			%			%
Directors and Officers of PubCo(11)
Werner Stegmüller	—	—%			%			%
Wolf van Lengerich	—	—%			%			%
Sascha Stempel	—	—%			%			%
All Directors and Executive Officers of PubCo Following the Business Combination as a Group (Persons)	—	—%			%			%
Five Percent Holders of PubCo Following the Business Combination
		%			%			%
		%			%			%
		%			%			%
		%			%			%
		%			%			%
		%			%			%

*	Less than one percent.

(1)	Unless otherwise noted, the business address of each of our shareholders is 60 East 42nd Street, Suite 1100, New York, NY 10165.
(2)	Unless otherwise noted, interests shown consist solely of SEDA Class B Shares. Such shares will automatically convert into SEDA Class A Shares at the time of the consummation of our initial business combination on a one-for-one basis, subject to adjustment.
(3)	Does not include any shares indirectly owned by this individual as a result of his/her membership interest in SDCL EDGE Sponsor LLC (our Sponsor).
(4)	SDCL EDGE Sponsor LLC is the record holder of the shares reported herein. SDCL EDGE Sponsor Participation LLP is the managing member of SDCL EDGE Sponsor LLC. Jonathan Maxwell, our Co-Chief Executive Officer, may be deemed to beneficially own shares held by our Sponsor by virtue of his ownership of voting securities in SDCL EDGE Sponsor Participation LLP.
(5)	According to a Schedule 13G/A filed with the SEC on February 14, 2022, Guy Hands has sole voting and dispositive power over the SEDA Class A Shares reported herein. The business address of this reporting person is PO Box 82, Floor 2, Trafalgar Court, les Banques, Guernsey, GY1 4LY.
(6)	According to a Schedule 13G filed with the SEC on November 12, 2021, Sustainable Investors fund, LP and SIF Partners, LLC share voting and dispositive power over the SEDA Class A Shares reported herein. The business address of these reporting persons is 250 University Ave, Suite 300, Palo Alto, CA, 94301.
(7)	According to a Schedule 13G filed with the SEC on February 14, 2024, Sandia Investment Management L.P. and Timothy J. Sichler share voting and dispositive power over the SEDA Class A Shares reported herein. The business address of these reporting persons is 201 Washington Street, Boston, MA 02108.
(8)	According to a Schedule 13G filed with the SEC on February 12, 2024, Polar Asset Management Partners Inc. has sole voting and dispositive power over the SEDA Class A Shares reported herein. The business address of this reporting person is 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6.
(9)	According to a Schedule 13G filed with the SEC on February 14, 2024, First Trust Merger Arbitrage Fund has sole voting and dispositive power over the SEDA Class A Shares reported herein, and First Trust Capital Management L.P., First Trust Capital Solutions L.P., and FTCS Sub GP LLC share voting and dispositive power over the SEDA Class A Shares reported herein. The principal business address of First Trust Merger Arbitrage Fund is 235 West Galena Street, Milwaukee, WI 53212, and the principal business address of First Trust Capital Management L.P., First Trust Capital Solutions L.P., and FTCS Sub GP LLC is 225 W. Wacker Drive, 21st Floor, Chicago, IL 60606.
(10)	According to Schedule 13G filed with the SEC on March 1, 2024, The Quarry LP and Peter Bremberg share voting and dispositive power over the Class A Ordinary Shares reported herein. The business address of these reporting persons is 331 Park Avenue South, 3rd Floor, New York, NY 10010.
(11)	Unless otherwise noted, the business address of each of PubCo’s directors and officers is Klosterstrasse 29, 49074, Osnabrück, Germany.
(12)

The Sponsor and its affiliates’ total potential ownership interest in PubCo, assuming the exercise and conversion of all securities following the Closing, including 4,998,811 SEDA Class B Shares held by the Sponsor and newly created PubCo Shares to settle Sponsor Funding Undertakings, is estimated to comprise approximately 6% of outstanding PubCo Shares in a no redemption scenario, 6% of outstanding PubCo Shares in a 25% redemption scenario, 6% of outstanding PubCo Shares in a 50% redemption scenario, 6% of outstanding PubCo Shares in a 75% redemption scenario, and 6% of outstanding PubCo Shares in a maximum redemption scenario.

(13)	Share ownership under each redemption scenario is only presented for illustrative purposes. SEDA cannot predict how many of its Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the Cash Redemption Amount and the number of SEDA Class A Shares redeemed in connection with the Business Combination may differ from the amounts presented above. As such, the ownership percentages of KME, Public Shareholders, Sponsor, holders of SEDA Public Warrants, and other shareholders may also differ from the presentation above if the actual redemptions are different from these assumptions.

MANAGEMENT OF PUBCO FOLLOWING THE BUSINESS COMBINATION

At Closing of the Business Combination, the number of directors of PubCo will be seven,           of whom shall be independent directors. Pursuant to the Business Combination Agreement, KME is entitled to identify five directors to serve on the PubCo Board and SEDA is entitled to identify two directors to serve on the PubCo Board. The following sets forth certain information concerning the persons who are expected to serve as PubCo’s executive officers and directors following Closing of the Business Combination.

Name	Age	Position/Title
Executive Officers:
Werner Stegmüller	59	Chief Executive Officer
Dr. Wolf van Lengerich	51	Chief Financial Officer
Dr. Sascha Stempel	55	Chief Operating Officer

Directors:

Unless otherwise indicated, the business address of each director and executive officer is Klosterstrasse 29, 49074 Osnabrück, Germany.

A description of the business experience and present position of each director and executive officer is provided below:

Executive Officers

Werner Stegmüller has served as the Chief Executive Officer and managing director of cunova GmbH since January 2023. From June 2022 to December 2022, Mr. Stegmüller served as chief executive officer and managing director of Griesson — de Beukelaer GmbH & Co. KG. From June 2017 to April 2022, Mr. Stegmüller served in various leadership roles at Unternehmensgruppe Theo Müller, an international food business, most recently serving as chief executive officer and managing director from April 2018 to April 2022. Prior to that, Mr. Stegmüller served in various roles at KSB SE & Co. KG, a multinational manufacturer of pumps, valves and related services, from August 2012 to May 2017, most recently serving as member of the management board from January 2014 to May 2017. Mr. Stegmüller received a degree in business administration from the University of Augsburg.

Dr. Wolf van Lengerich has served as the Chief Financial Officer and managing director of cunova GmbH since August 2023. Prior to his roles at cunova, Dr. van Lengerich served as chief financial officer and a managing director of Eickhoff Maschinenfabrik GmbH, a manufacturer of machines and gearboxes, from June 2020 to July 2023. Prior to that, Dr. Van Lengerich served as chief financial officer and managing director of Maschinenfabrik Bernard KRONE GmbH & Co. KG, a leading manufacturer of forage harvesting technology, from April 2016 to May 2020. Dr. van Lengerich holds a doctorate degree in law from the University of Rostock.

Dr. Sascha Stempel has served as the Chief Operating Officer and managing director of cunova GmbH since March 2023. From July 2018 to March 2023, Dr. Stempel served as chief operating officer and managing director of Brillux, a supplier of enamels and paint. From October 2014 to June 2018, Dr. Stempel served as chief quality officer and chief technical officer, head of process excellence and quality management of nobilia-Werke J. Stickling GmbH & Co. KG, a manufacturer of fitted kitchens. Dr. Stempel holds a doctorate degree in surface engineering from the Ruhr-University Bochum, the Free University of Berlin and the Fritz-Haber Institute of the Max Planck Society.

Directors

Composition of the PubCo Board

The PubCo Board will initially consist of 7 directors immediately after Closing. Of these initial          directors, are expected to be independent. The New PubCo Articles provide that the number of directors shall be as the PubCo Board may determine from time to time, but shall be not less than two and no more than twelve. So long as the PubCo Shares are listed on a Designated Stock Exchange (as defined in the New PubCo Articles), the PubCo Board shall include such number of “independent directors” as the rules of such Designated Stock Exchange require.

Director Independence

The NYSE listing standards require that a majority of our board of directors be independent. Our board of directors has determined that          are expected to be “independent directors” as defined in the NYSE listing standards. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Directors’ Interests

Subject to the New PubCo Articles, a director who may be interested in a contract or proposed contract with PubCo provided that such director has declared the nature of his or her interest at a meeting of the PubCo Board. The PubCo Board may authorize any matter which would, if not so authorized, involve a breach by a director of the duty to avoid a conflict of interests with PubCo. A director shall not be under a duty to disclose to PubCo any information which they have obtained, otherwise than as a director of PubCo, in respect of which they owe a duty of confidentiality to another person where the relationship with such other person has been approved by the PubCo Board.

Any relationship or connection between any director and KME or any of its affiliates or certain persons connected with it (other than, in each case, PubCo and any subsidiary undertaking of PubCo) (a “KME Entity”) shall be deemed to have been authorized and approved by the PubCo Board. Any such director shall be entitled to disclose to any KME Entity and its directors, officers and employees, any information regarding PubCo regardless of how such director became aware of such information. A director may vote and be counted in the quorum in respect of any matter notwithstanding any conflict of interest that could potentially exist due to the relationship or connection of such director to any KME Entity.

Term of Office for Directors

Each director will hold office until his or her resignation, removal or disqualification in accordance with the New PubCo Articles, as the case may be, except that PubCo will operate a staggered board, with each director being subject to re-election every three years in accordance with the New PubCo Articles and, if not re-elected, shall cease to be a director upon their successor being elected.

Duties of Directors

Under English law, PubCo’s directors owe certain duties towards PubCo, including duties to act in a way they consider, in good faith, would be most likely to promote the success of PubCo for the benefit of its members as a whole, to exercise reasonable care, skill and diligence, to exercise independent judgment, to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of PubCo, to act in accordance with PubCo’s constitution and only exercise his or her powers for the purposes for which they are conferred, not to accept benefits from a third party conferred by reason of his or her being a director or doing, or not doing, anything as a director and a duty to declare any interest that he or she has, whether directly or indirectly, in a proposed or existing transaction or arrangement with PubCo.

Appointment and Removal of Directors

PubCo may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director (provided that this would not result in the number of directors exceeding the maximum specified by the PubCo Board). Unless the annual general meeting agrees otherwise (with no votes against), there shall be a separate resolution for the election of each director. No persons shall be appointed a director at an annual general meeting unless they have either been recommended by the PubCo Board or notice has been given to PubCo in accordance with the New PubCo Articles of the intention to propose that person for appointment. Each director shall resign and be subject to re-election every three years in accordance with the New PubCo Articles. In addition, the PubCo Board may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director.

A person will cease to be a director upon their resignation or upon the appointment of their successor if they are not re-elected at an annual general meeting. PubCo’s shareholders may remove a director by passing an ordinary resolution. A person shall cease to be a director in certain circumstances specified in the New PubCo Articles, such as death, bankruptcy and disqualification, or if every other member of the PubCo Board either passes a board resolution or serves a notice on such director to effect the removal of such director.

Family Relationships

There are no family relationships among any of PubCo’s executive officers or directors.

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC. PubCo is permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by the NYSE for U.S. domestic issuers other than with respect to certain voting and committee requirements. Indeed, the Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including PubCo, to comply with various corporate governance practices. In addition, the NYSE rules provide that foreign private issuers may follow home country NYSE corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

PubCo currently does not intend to take advantage of any such exemptions, however, it may do so in the future.

In the interest of transparency, as a foreign private issuer, PubCo will not follow the requirement applicable for U.S. listed companies to disclose third party director and nominee compensation, and the requirement to distribute annual and interim reports. Notwithstanding, PubCo will comply with the independent audit committee requirement, the notification of noncompliance and voting rights, required by the NYSE rules.

PubCo intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the NYSE corporate governance rules and listing standards.

Because PubCo is a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Controlled Company Status

KME is expected to beneficially own approximately           % of the PubCo’s outstanding PubCo Shares following the Merger Effective Time. As a result of KME’s ownership, after the Closing, PubCo will be a “controlled company” within the meaning of the corporate governance rules of NYSE. Under these rules, a listed company of which a majority of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. As a controlled company, certain exemptions under the rules will mean that PubCo is not required to comply with certain corporate governance requirements, including that (1) a majority of the PubCo Board consists of independent directors, as defined under NYSE listing rules, (2) a majority of the independent directors select or recommend its director nominees, (3) the remuneration committee be responsible for determining or recommending the remuneration of executive officers, and (4) PubCo has a remuneration committee that consists entirely of independent directors. PubCo does not currently intend to take advantage of the foregoing exemptions, however, it may do so in the future. Therefore, shareholders may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our PubCo Shares continue to be listed on NYSE, we will be required to comply with these provisions within the applicable transition periods. See “Risk Factors — Risks Related to Being a Public Company — Upon the Closing of the Business Combination and based on the assumptions laid out in the unaudited pro forma condensed combined financial information appearing elsewhere in this proxy statement/prospectus, KME is expected to hold 52.2% of the equity interest and voting power in PubCo assuming (i) no redemption rights are exercised, (ii) KME is not required to provide the Additional Financing and (iii) no warrants are exercised (and 36.0%, if all warrants were exercised), and 52.3% of the equity interest and voting power in PubCo assuming (i) the maximum redemption rights are exercised, (ii) KME is not required to provide the Additional Financing and (iii) no warrants are exercised (and 36.1% if all warrants were exercised).”

Committees of the PubCo Board

Audit Committee

Under the corporate governance rules of the NYSE, PubCo is required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related

financial management expertise. Following the listing of the PubCo Shares on the NYSE, PubCo’s audit committee will consist of          ,          and          .          will serve as the chairperson of the audit committee. All members of PubCo’s audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of the NYSE. The PubCo Board has determined that          is an “audit committee financial expert” as defined in applicable SEC rules and has the requisite financial experience as defined by the corporate governance rules of the NYSE. The PubCo Board has determined that each proposed member of PubCo’s audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of PubCo Board and committee members.

The PubCo Board will, prior to or concurrently with the listing of the PubCo Shares on the NYSE, adopt a charter setting forth the responsibilities of the audit committee, which are consistent with English law, the SEC rules and the corporate governance rules of the NYSE and include:

●	monitoring the integrity of PubCo’s financial statements, including its annual and interim reports and any formal announcement relating to its financial performance;

●	reviewing significant financial reporting issues and judgments that they contain;

●	appointing, compensating, retaining and overseeing the work of (i) our independent auditors and (ii) the U.K. statutory auditors;

●	reviewing and discussing with the independent auditors and U.K. statutory auditors all relationships the auditors have with PubCo in order to evaluate their continued independence;

●	reviewing with management and PubCo’s independent auditor and U.K. statutory auditors PubCo’s annual and interim financial statements to be filed with the SEC, including disclosures under the caption “operating and financial review and prospects” and the matters required to be discussed by the applicable PCAOB standards and SEC rules, prior to publication or filing (or submission, as the case may be) to the SEC;

●	overseeing the appointment, re-appointment and removal of PubCo’s independent auditors and U.K. statutory auditors;

●	coordinating the PubCo Board’s oversight of PubCo’s internal control over financial reporting and disclosure controls and procedures;

●	reviewing and approving the annual audit plan;

●	discussing PubCo’s policies with respect to risk assessment and risk management;

●	reviewing and approving any related party transaction required to be disclosed prior to PubCo entering into such transaction; and

●	reviewing PubCo’s Code of Business Conduct and Ethics at least annually.

Remuneration Committee

Under the corporate governance rules of the NYSE, PubCo is required to maintain a remuneration committee consisting entirely of independent directors. Following the listing of the PubCo Shares on the NYSE, PubCo’s remuneration committee will consist of          ,          and          .          will serve as chairperson of the committee. The PubCo Board has determined that each proposed member of PubCo’s remuneration committee is independent under the corporate governance rules of the NYSE, including the additional independence requirements applicable to members of a remuneration committee.

The PubCo Board will, prior to or concurrently with the listing of the PubCo Shares on the NYSE, adopt a charter setting forth the responsibilities of the committee, which are consistent with English law, the SEC rules and the corporate governance rules of the NYSE and include:

●	reviewing and approving the framework for the remuneration of PubCo’s Chief Executive Officer, the executive directors and such other members of PubCo management as it is designated to consider;

●	evaluating and making recommendations to the PubCo Board regarding the performance of the Chief Executive Officer under the previously established performance criteria, goals and objectives, and evaluating and making recommendations to the PubCo Board regarding total remuneration of the Chief Executive Officer;

●	Reviewing and making recommendations to the PubCo Board related to remuneration plans and equity-based plans;

●	approving all service contracts between PubCo and its directors or between PubCo and any subsidiary and its directors;

●	determining the policy for, and scope of, pension arrangements for each executive officer, director and other senior executives;

●	establishing the selection criteria, selecting, appointing and setting the terms of reference for any remuneration consultants who advise the remuneration committee and, when considered necessary, to obtain reliable, up-to-date information about remuneration in other companies; and

●	making a report each year to the shareholders on behalf of the PubCo Board, which report should form part of, or be annexed to, the PubCo annual report.

Nominating and Corporate Governance Committee

Under the corporate governance rules of the NYSE, PubCo is required to maintain a nominating and corporate governance committee consisting entirely of independent directors. Following the listing of the PubCo Shares on the NYSE, PubCo’s nominating and corporate governance committee will consist of          ,          and          .          will serve as chairperson of the committee. The PubCo Board will, prior to or concurrently with the listing of the PubCo Shares on the NYSE, adopt a charter setting forth the responsibilities of the committee, which are consistent with English law, the SEC rules and the corporate governance rules of the NYSE and include:

●	identifying individuals qualified to become members of the PubCo Board and ensuring the PubCo Board has the requisite expertise (including the skills, knowledge and experience);

●	identifying and nominating, for the approval of the PubCo Board, candidates to fill vacancies on the PubCo Board as and when they arise;

●	putting in place plans for the orderly succession of appointments to the PubCo Board and to senior management;

●	making recommendations to the PubCo Board on the membership of the audit, remuneration and nominating and corporate governance committees, in consultation with the chairs of those committees;

●	overseeing a periodic self-evaluation of the PubCo Board to determine whether it and its committees are functioning effectively;

●	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to the PubCo Board a set of corporate governance guidelines; and

●	overseeing PubCo’s ESG risks, strategies, policies, programs and practices to further PubCo’s business purpose, strategy, culture, values and reputation.

Code of Business Conduct and Ethics

PubCo will, prior to or concurrently with the listing of the PubCo Shares on the NYSE, adopt a Code of Business Conduct and Ethics applicable to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. PubCo seeks to conduct business ethically, honestly and in compliance with applicable laws and regulations. PubCo’s Code of Business Conduct and Ethics sets out the principles and policies designed to guide PubCo’s business practices with integrity, respect and dedication. Such principles encompass, without limitation, conflicts of interest, corporate opportunities, confidentiality, fair dealing, the protection and proper use of company assets, compliance with laws, rules and regulations, reporting of any illegal or unethical behaviour, anti-corruption compliance and public communications. Any waivers of the code for executive officers or directors may be made only by the PubCo Board and will be disclosed in a manner consistent with the applicable rules or regulations of the SEC and the NYSE, when applicable. PubCo expects that any substantive amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed in PubCo’s annual report on Form 20-F. Following Closing, the Code of Business Conduct and Ethics will be posted on PubCo’s website          . The information contained on, or that can be accessed through, PubCo’s website is not part of, and is not incorporated into, this proxy statement/prospectus.

Corporate Governance Guidelines

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by the NYSE for U.S. companies. Accordingly, we may choose to follow the corporate governance rules of England & Wales in lieu of certain of the corporate governance requirements of the NYSE.

As long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on the PubCo Board may not be required to be independent directors.

The foreign private issuer exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules, which require that our audit committee be composed of at least three directors, all of whom are independent. Under the NYSE rules, however, we are permitted to phase in our independent audit committee by having one independent member at the time of listing, a majority of independent members within 90 days of listing and a fully independent committee within one year of listing.

If at any time we cease to be a “foreign private issuer” under the rules of the NYSE and the Exchange Act, as applicable, the PubCo Board will take all action necessary to comply with the NYSE corporate governance rules.

Due to our status as a foreign private issuer, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements. See “Risk Factors — Risks Related to Being a Public Company — As a “foreign private issuer” under the rules and regulations of the SEC, PubCo is permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home-country corporate governance practices in lieu of certain NYSE requirements applicable to U.S. issuers.”

Risk Oversight

Upon the Closing of the Business Combination, one of the key functions of the PubCo Board will be informed oversight of the PubCo’s risk management process. The PubCo Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the PubCo Board as a whole, as well as through various standing committees of the PubCo Board that address risks inherent in their respective areas of oversight. In particular, the PubCo Board will be responsible for monitoring and assessing strategic risk exposure, and the PubCo’s audit committee will have the responsibility to consider and discuss the PubCo’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. The PubCo’s remuneration committee will also assess and monitor whether the PubCo’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Remuneration of Executive Officers and Directors

For the financial year ended December 31, 2023, no payments have been made to any officers of PubCo and the aggregate remuneration paid to executive officers and directors for services rendered to cunova in all capacities was €          . This amount includes approximately €           set aside or accrued to provide pension, severance, retirement and similar benefits to the executive officers and directors. Each executive officer is also entitled to a company car of premium class and related accident insurance.

Employment Agreements

We have entered into service contracts with our executive officers through cunova GmbH (previously, KME Special Products & Solutions GmbH), a PubCo subsidiary. These service contracts are governed by the laws of the Federal Republic of Germany. Each of our executive officers is employed for an indefinite period unless we or the executive officer gives prior written notice to terminate such employment. Each of PubCo’s executive officers is entitled to a variable bonus which is dependent on the achievement of financial and non-financial targets. Each executive officer has agreed not to disclose, both during and after the employment agreement is terminated, any confidential technical or other business information. Each of our executive officers is also bound by non-competition restrictions that apply during employment and for certain periods following termination of employment in exchange for remuneration.

Bonus Agreements

In addition to the bonuses provided under the employment agreements discussed above in “Employment Agreements,” each executive officer has entered into a separate bonus agreement with PP S&C Holding GmbH which would entitle them to one-off bonuses upon Closing, subject to certain other conditions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

PubCo’s Related Party Transactions

Framework Supply Agreement

On January 10, 2022, KME Germany, a subsidiary of KME, and cunova (formerly known as KME Special Products & Solutions GmbH) entered into the Framework Supply Agreement pursuant to which KME Germany agreed to deliver to cunova certain input materials required by cunova to produce its products as well as to recycle scrap and other metals from cunova. For more information on the Framework Supply Agreement, see “Information about cunova GmbH and the KME Aerospace Business — Our Suppliers” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of cunova — Significant Factors Affecting our Results of Operations — Cost related factors.”

Consignment Stock Agreement

On January 10, 2022, KME Germany and KME Special, each a subsidiary of KME, entered into a consignment stock agreement with cunova (formerly KME Special Products & Solutions GmbH) (the “Consignment Stock Agreement”). Pursuant to the Consignment Stock Agreement, KME agreed to consign to cunova a stock of copper-based input material, represented by a specified portion of metal stored in KME Special’s site in Osnabrück and all metal ordered by cunova from KME under the Framework Supply Agreement. The initial term was 12 months, but was and may be renewed at the end of each term and extended for an additional 12 months under the same conditions upon prior written request by cunova. The Consignment Stock Agreement may be terminated by cunova by giving 15 days prior written notice to KME. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of cunova — Significant Factors Affecting our Results of Operations — Cost related factors.”

Long-term Service Agreement

On January 10, 2022, KME Germany, KME S.R.L. and KME Italy S.p.A., each a subsidiary of KME, entered into an agreement with cunova (formerly known as KME Special Products & Solutions GmbH) (now cunova GmbH) and EM Moulds S.p.A., a subsidiary of cunova, to provide cunova and EM Moulds S.p.A. with services relating to, among other things: metal accounting; general purchasing; goods receipt; warehousing; logistic services; environment, health and safety management systems; plant security and fire brigade; central plant services; transport services; various IT services; services relating to accounting receivables and payables; treasury services; general accounting; fiscal, human resources administration services; training-related services; and medical services. The agreement has a fixed term ending on July 1, 2030, but may be extended by an additional five years in writing by a notice of the respective service recipient prior to or on the 90th day before the end of the fixed term with effect only for such service recipient. See “Information about cunova GmbH and the KME Aerospace Business — We are strongly backed by the KME Group which allows us to benefit from efficiencies and synergies.”

Central Technical Service Agreement

On January 10, 2022, KME Germany, a subsidiary of KME, and cunova (formerly known as KME Special Products & Solutions GmbH) entered into a central technical service agreement for the provision of certain services from KME Germany to cunova on the one hand, including for the supply of gas and water, compressed air, hydrogen and other gases and other services, and from cunova to KME Germany on the other hand, including in relation to turning, milling, grinding and other services. The agreement has a fixed term ending on July 1, 2030, but may be extended by another five years in writing by a notice of cunova prior to or on the 90th day before the end of the fixed term with effect only in relation to the services received by cunova.

Aerospace Business Asset Purchase Agreement

See “The Business Combination Agreement — Related Agreements — Aerospace Business Asset Purchase Agreement” for a description of the Aerospace Business Asset Purchase Agreement.

Aerospace Supply Agreement

See “The Business Combination Agreement — Related Agreements — Aerospace Business Asset Purchase Agreement” for a description of the Aerospace Business Supply Agreement.

Osnabrück Lease Agreement

On January 10, 2022, KME Germany, a subsidiary of KME, cunova (formerly known as KME Special Products and Solutions GmbH) and KME Real Estate GmbH & Co. KG, a subsidiary of KME, entered into a lease agreement whereby cunova is entitled to sublease some of the plots and buildings located at Klosterstrasse 29, 49074 Osnabrück, Germany from KME Germany. The agreement has a fixed term ending on December 31, 2031, which will automatically be extended twice for additional subsequent five-year periods unless terminated by cunova 12 months before the expiry of the then current term. KME Real Estate GmbH & Co. KG will automatically replace KME Germany as sublessor under the agreement with effect as of the end of December 31, 2024 without any further notice form any party. Heinrich Koch Internationale Spedition GmbH & Co. KG, a logistics provider, also leases space at the Osnabrück facility and provides logistics services on the premises, including to cunova. See “Information about cunova GmbH and the KME Aerospace Business — Facilities.”

Shareholder Loans

Paragon PP Holding SHL

On January 27, 2022, PP Holding (the indirect majority shareholder of cunova) entered into a shareholder loan agreement whereby Paragon Fund III GmbH & Co. geschlossene Investment KG granted PP Holding a loan in the amount of €33 million at an interest rate of 4% per annum expiring on January 31, 2028. At Closing, it is expected that the Paragon PP Holding SHL will be contributed to PubCo in connection with the Business Combination, and therefore constitute an intercompany loan of the PubCo group of companies following the Business Combination. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of cunova — Liquidity and Capital Resources — Indebtedness” and “The Business Combination Agreement — Structure of the Business Combination.”

KME JV GmbH SHL

On January 31, 2022, KME SE and JV GmbH entered into a shareholder loan agreement whereby KME SE granted JV GmbH a loan in the amount of €32 million at an interest rate of 4% per annum and having an expiry date of December 31, 2027. At Closing, it is expected that the KME JV GmbH SHL will be contributed to PubCo in connection with the Business Combination, and therefore constitute an intercompany loan of the PubCo group of companies following the Business Combination. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of cunova — Liquidity and Capital Resources — Indebtedness” and “The Business Combination Agreement — Structure of the Business Combination.”

KME Aerospace’s Related Party Transactions

Aerospace Business Asset Purchase Agreement

See “The Business Combination Agreement — Related Agreements — Aerospace Business Asset Purchase Agreement” for a description of the Aerospace Business Asset Purchase Agreement.

Aerospace Supply Agreement

See “The Business Combination Agreement — Related Agreements — Aerospace Business Asset Purchase Agreement” for a description of the Aerospace Business Supply Agreement.

Transactions with KME and its subsidiaries

Since the KME Aerospace Business historically does not operate its own production and other services, all existing costs except for dedicated personnel of the KME Aerospace Business are incurred by and considered as related party transactions which are provided by KME Germany GmbH and other KME Group companies. Related party transactions include purchases of goods from KME Germany GmbH in the amount of €4.1 million and services in the amount of €4.5 million provided by KME Germany and provided by other KME Group companies to KME Germany and allocated to KME Aerospace Business. The receiving of services mainly includes subcontracting production services provided by KME Mansfeld GmbH to KME Germany GmbH relating to production for the KME Aerospace

Business, commission services provided by KME America, maintenance service provided by KME Germany GmbH and corporate services provided by other subsidiaries of KME which have been allocated to KME Germany GmbH and downstream allocated to the KME Aerospace Business. Transactions are conducted under terms and conditions that are equivalent to those that apply to arm’s length transactions.

Transactions with key personnel

Except the nine dedicated employees, historically no management personnel is dedicated specifically to the KME Aerospace Business. The executive directors of KME Germany and the executive management board of KME, who historically have been making significant operation decisions of the KME Aerospace Business are considered the key management personnel of the KME Aerospace Business. See “Financials — Audited carve-out financial statements of the KME Aerospace Business — Note 3 and Note 16.”

SEDA’s Related Party Transactions

SEDA Class B Shares

On February 23, 2021, the Sponsor paid $25,000, or $0.003 per share, to cover certain of SEDA’s offering costs in consideration of 7,187,500 SEDA Class B Shares, par value $0.0001. On July 14, 2021, SEDA repurchased 2,156,250 SEDA Class B Shares from the Sponsor for an aggregate consideration of $0.001 and subsequently cancelled the repurchased shares, resulting in a decrease in the total number of SEDA Class B Shares outstanding to 5,031,250 shares. On October 8, 2021, the Sponsor sold 2,374,750 SEDA Class B Shares to the Anchor Investors (in an amount of 503,125 SEDA Class B Shares to each A-Anchor Investor, 181,125 SEDA Class B Shares to each 3.6% B-Anchor Investor, 201,250 SEDA Class B Shares to each 4% B-Anchor Investor, and 201,250 SEDA Class B Shares to each Additional 4% B-Anchor Investor) for an aggregate purchase price of $11,800 or approximately $0.005 per share.

These SEDA Class B Shares are identical to the SEDA Class A Shares included in the units sold in SEDA’s Initial Public Offering, except that (i) the SEDA Class B Shares are subject to certain transfer restrictions, (ii) the holders of the SEDA Class B Shares have agreed pursuant to a letter agreement to waive (x) their redemption rights with respect to the SEDA Class B Shares and public shares held by them in connection with the completion of a business combination, (y) their redemption rights with respect to any SEDA Class B Shares and public shares held by them in connection with a shareholder vote to amend the Cayman Constitutional Documents (A) to modify the substance or timing of its obligation to allow redemption in connection with its initial business combination or to redeem 100% of its public shares if SEDA does not complete its initial business combination by the end of the Completion Window or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity and (z) their rights to liquidating distributions from the trust account with respect to the SEDA Class B Shares if SEDA fails to complete a business combination by the end of the Completion Window (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if SEDA fails to complete its initial business combination within the prescribed time frame), (iii) the SEDA Class B Shares are automatically convertible into SEDA Class A Shares at the time of the initial business combination on a one-for-one basis and (iv) the SEDA Class B Shares are entitled to registration rights.

SEDA Private Warrants

Simultaneously with the consummation of the Initial Public Offering, SEDA completed the private placement of 8,250,000 private placement warrants (the “SEDA Private Warrants”) at a purchase price of $1.00 per SEDA Private Warrant to the Sponsor, the A-Anchor Investors generating gross proceeds to SEDA of $8,250,000. Simultaneously with the closing of the exercise of the over-allotment option on November 16, 2021, SEDA consummated the sale of 748,574 warrants (the “Over-Allotment Warrants”) at a purchase price of $1.00 per warrant in a private placement to the Sponsor and the A-Anchor Investors, generating gross proceeds of $748,574. Each SEDA Private Warrant entitles the holder to purchase one SEDA Class A Share for $11.50 per share. A portion of the proceeds from the sale of the SEDA Private Warrants was placed in the trust account of SEDA. The SEDA Private Warrants may not be redeemed by SEDA so long as they are held by the Sponsor or the A-Anchor Investor or their permitted transferees. If the SEDA Private Warrants are held by holders other than Sponsor or the A-Anchor Investor or their permitted transferees, the SEDA Private Warrants will be redeemable by PubCo and exercisable by the holders on the same basis as the warrants included in the units that were sold as part of the Initial Public Offering of SEDA. Sponsor or the A-Anchor Investor or their permitted transferees have the option to exercise the private placement warrants on a cashless basis.

The SEDA Private Warrants are identical to the warrants included in the units sold in the Initial Public Offering of SEDA except that the SEDA Private Warrants: (i) are not redeemable by SEDA, (ii) may be exercised for cash or on a cashless basis so long as they are held by the Sponsor or the A-Anchor Investor or their permitted transferees and (iii) are entitled to registration rights (including the ordinary shares issuable upon exercise of the SEDA Private Warrants). Additionally, the purchasers have agreed not to transfer, assign or sell any of the SEDA Private Warrants, including the SEDA Class A Shares issuable upon exercise of the SEDA Private Warrants (except to certain permitted transferees), until 30 days after the completion of SEDA’s initial business combination.

In connection with the Business Combination, each of the SEDA Private Warrants will convert automatically into a warrant to acquire PubCo Shares pursuant to the Amended and Restated Warrant Agreement.

Registration Rights

The holders of the SEDA Class B Shares, SEDA Private Warrants, and warrants that may be issued upon conversion of working capital loans, if any (and any SEDA Class A Shares issuable upon the exercise of the SEDA Private Warrants or warrants issued upon conversion of the working capital loans and upon conversion of the SEDA Class B Shares) are entitled to registration rights pursuant to the Registration Rights Agreement, requiring SEDA to register such securities for resale (in the case of the SEDA Class B Shares, only after conversion to SEDA Class A Shares). The holders of these securities are entitled to make up to three demands, excluding short form demands, that SEDA register such securities. In addition, the holders have certain “piggyback” registration rights with respect to registration statements filed subsequent to the completion of SEDA’s initial business combination and rights to require SEDA to register for resale such securities pursuant to Rule 415 under the Securities Act. SEDA will bear the expenses incurred in connection with the filing of any such registration statements.

In connection with the Business Combination, at the Closing, the parties to the Business Combination Agreement will enter into the New Registration Rights Agreement, pursuant to which PubCo will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of PubCo and other equity securities of PubCo that are held by the parties thereto from time to time. For additional information, see “The Business Combination Agreement — Related Agreements — New Registration Rights Agreement.”

Related Party Note and Advances

On September 8, 2023, SEDA entered into a Promissory Note with the Sponsor (the “Sponsor Loan”) for up to $1,200,000. Pursuant to the Sponsor Loan, the Sponsor, in its sole and absolute discretion, may fund costs reasonably related to the consummation of an initial Business Combination in response to SEDA’s written request for drawdown of loan principal from time to time until the date on which SEDA consummates an initial Business Combination. The principal balance of the Sponsor Loan shall be payable on the earliest to occur of (i) the date on which SEDA consummates an initial Business Combination and (ii) the date that the winding up is effective. Outstanding loan amounts are convertible, at the Sponsor’s option, into certain warrants at a price of $1.00 per warrant with holders entitled to certain specified registration rights under the Registration Rights Agreement. Interest does not accrue on the Sponsor Loan. The maturity date of the Sponsor Loan may be accelerated upon the occurrence of an Event of Default (as defined therein). Any outstanding principal under the Sponsor Loan may be prepaid at any time by SEDA at its election and without penalty.

On September 29, 2023, SEDA entered into a Promissory Note with Seaside Holdings (Nominee) Limited (the “Seaside Loan”) for up to $150,000. Pursuant to the Seaside Loan, Seaside, in its sole and absolute discretion, may fund costs reasonably related to the consummation of an initial Business Combination in response to SEDA’s written request for drawdown of loan principal from time to time until the date on which SEDA consummates an initial Business Combination. The principal balance of the Seaside Loan shall be payable on the earliest to occur of (i) the date on which SEDA consummates an initial Business Combination and (ii) the date that the winding up is effective. Outstanding loan amounts are convertible, at Seaside’s option, into certain warrants at a price of $1.00 per warrant with holders entitled to certain specified registration rights under the Registration Rights Agreement. Interest does not accrue on the Seaside Loan. The maturity date of the Seaside Loan may be accelerated upon the occurrence of an Event of Default (as defined therein). Any outstanding principal under the Seaside Loan may be prepaid at any time by SEDA at its election and without penalty.

On October 10, 2023, SEDA entered into a Promissory Note with Sustainable Investors Fund, LP (the “Capricorn Loan”) for up to $150,000. Pursuant to the Capricorn Loan, Capricorn, in its sole and absolute discretion, may fund costs reasonably related to the consummation of an initial Business Combination in response to SEDA’s written request for drawdown of loan principal from time to time until the date on which SEDA consummates an initial Business Combination. The principal balance of the Capricorn Loan shall be payable on the earliest to occur of (i) the date on which SEDA consummates an initial Business Combination and (ii) the date that the winding up is effective. Outstanding loan amounts are convertible, at Capricorn’s option, into certain warrants at a price of $1.00 per warrant with holders entitled to certain specified registration rights under the Registration Rights Agreement. Interest does not accrue on the Capricorn Loan. The maturity date of the Capricorn Loan may be accelerated upon the occurrence of an Event of Default (as defined therein). Any outstanding principal under the Capricorn Loan may be prepaid at any time by SEDA at its election and without penalty.

Prior to SEDA’s initial business combination SEDA’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers, directors or its or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on SEDA’s behalf, although no such reimbursements will be made from the proceeds of SEDA’s Initial Public Offering held in the trust account prior to the completion of SEDA’s initial business combination.

SEDA is not prohibited from pursuing a business combination with a company that is affiliated with the Sponsor, or SEDA’s officers or directors or making the acquisition through a joint venture or other form of shared ownership with the Sponsor, or SEDA’s officers or directors. In the event SEDA seeks to complete a business combination with a target that is affiliated with the Sponsor, or SEDA’s officers or directors, SEDA, or a committee of independent and disinterested directors, would obtain an opinion from an independent investment banking firm that is a member of FINRA or from an independent accounting firm, that such an initial business combination is fair to SEDA from a financial point of view. SEDA is not required to obtain such an opinion in any other context.

Administrative Services Agreement

SEDA entered into an agreement whereby, commencing on October 28, 2021, through the earlier of the consummation of a business combination or SEDA’s liquidation, SEDA has paid and will pay SEDA a monthly fee of $20,000 for office space and administrative and support services.

Investment Advisory Agreement

SEDA entered into an agreement (as amended pursuant to that certain side letter dated January 21, 2022) whereby, SDCL (as advisor) is entitled to: (i) a payment of $20,000 per month from Sponsor for certain advisory services rendered by SDCL to Sponsor and SEDA which commenced on February 16, 2021, and will continue through to the liquidation of the Sponsor, and (ii) 659,844 SEDA Class B Shares (subject to amendment in the Business Combination Agreement and/or Sponsor Support Agreement).

ANNUAL MEETING SHAREHOLDER PROPOSALS

If the Business Combination is consummated, you will be entitled to attend and participate in PubCo’s annual meetings of shareholders. If PubCo holds a 2025 annual meeting of shareholders, it will provide notice of or otherwise publicly disclose the date on which the 2025 annual meeting will be held. As a foreign private issuer, PubCo will not be subject to the SEC’s proxy rules.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the SEDA Board, any committee chairperson, or the non-management directors as a group by writing to the board or committee chairperson in care of SDCL EDGE Acquisition Corporation, 60 East 42nd Street, Suite 1100, New York, NY 10165. Following the consummation of Business Combination, such communications should be sent in care of Specialty Copper Listco Plc,          . Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson, or all non-management directors.

LEGAL MATTERS

The validity of the PubCo securities offered by this proxy statement/prospectus and certain other legal matters will be passed upon by Skadden, Arps, Slate, Meagher & Flom (UK) LLP.

EXPERTS

The financial statements of SDCL EDGE Acquisition Corporation as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022 appearing in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon appearing herein and have been included herein (which contains an explanatory paragraph relating to substantial doubt about the ability of SDCL EDGE Acquisition Corporation to continue as a going concern as described in Note 1 to the financial statements). Such financial statements are included in reliance upon such report and given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of cunova Core Business as of December 31, 2023 and 2022 and for the year ended December 31, 2023, and for the period from February 1, 2022 through December 31, 2022 (Successor), and for the period from January 1, 2022 through January 31, 2022 (Predecessor), included in this proxy statement/prospectus have been audited by UHY LLP, independent registered public accounting firm, as set forth in their report thereon, appearing herein, and are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.

The carve out financial statements of KME Aerospace Business as of December 31, 2023 and 2022 and for the year ended December 31, 2023 and for the period from January 1, 2022 (inception) through December 31, 2022, included in this proxy statement/prospectus have been audited by UHY LLP, independent registered public accounting firm, as set forth in their report thereon, appearing herein, and are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS AND WARRANT HOLDERS

Pursuant to the rules of the SEC, SEDA and the services that it employs to deliver communications to SEDA shareholders and SEDA warrant holders are permitted to deliver to two or more SEDA shareholders and SEDA warrant holders sharing the same address a single copy of each of SEDA’s annual report to SEDA shareholders and SEDA warrant holders and SEDA’s proxy statement/prospectus. Upon written or oral request, SEDA will deliver a separate copy of the annual report to SEDA shareholders and SEDA warrant holders or proxy statement/prospectus to any SEDA shareholder and SEDA warrant holder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. SEDA shareholders and SEDA warrant holders receiving multiple copies of such documents may likewise request that SEDA deliver single copies of such documents in the future. SEDA shareholders and SEDA warrant holders may notify SEDA of their requests by writing SEDA at its principal executive offices at 60 East 42nd Street, Suite 1100, New York, NY 10165 or by calling SEDA at (212) 488-5509.

ENFORCEABILITY OF CIVIL LIABILITY

United Kingdom

PubCo is a public limited company organized under the laws of England and Wales. As a result, the rights of holders of PubCo Shares will be governed by English law and the New PubCo Articles. The rights of shareholders under English law may differ from the rights of shareholders of companies incorporated in other jurisdictions. A substantial amount of PubCo’s assets will be located outside the United States. As a result, it may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against PubCo based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in England and Wales will enforce judgments obtained in other jurisdictions, including the United States, against PubCo or its directors or officers under the securities laws of those jurisdictions or entertain actions in England and Wales against PubCo or its directors or officers under the securities laws of other jurisdictions.

PubCo’s registered address in the United Kingdom is 1 Vine Street, 5th Floor, London, United Kingdom, W1J 0AH.

Cayman Islands

SEDA is a Cayman Islands exempted company. The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the federal courts of the United States. SEDA been advised by Maples and Calder, SEDA’s Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against SEDA judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state and (2), in original actions brought in the Cayman Islands, to impose liabilities against SEDA predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for SEDA’s securities is Continental Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION

SEDA files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet web site that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that SEDA files electronically with the SEC at http://www.sec.gov.

You may obtain additional copies of this proxy statement/prospectus free of charge, and you may ask any questions you may have about the Proposals by contacting SEDA at the following address and telephone number:

SDCL EDGE Acquisition Corporation
60 East 42nd Street, Suite 1100
New York, NY 10165
Telephone: (212) 488-5509

You may also obtain these documents by requesting them in writing or by telephone from SEDA’s proxy solicitation agent at the following address and telephone number:

           Individuals call toll-free:
Banks and Brokerage Firms, please call:
Email:

In order to receive timely delivery of the documents in advance of the SEDA General Meetings, you must make your request for information no later than          , 2024 (          business days prior to the date of the SEDA General Meetings).

INDEX TO FINANCIAL STATEMENTS

SDCL EDGE ACQUISITION CORPORATION

CUNOVA CORE BUSINESS

Financial Statements (Audited)
Report of Independent Registered Public Accounting Firm	F-57
Combined Statements of Financial Position as of December 31, 2023 and 2022	F-58
Combined Statements of Profit or Loss for the year ended December 31, 2023 (Successor), for the period from February 1, 2022 through December 31, 2022 (Successor) and for the period from January 1, 2022 through January 31, 2022 (Predecessor)	F-60
Combined Statements of Other Comprehensive Income or Loss for the year ended December 31, 2023 (Successor), for the period from February 1, 2022 through December 31, 2022 (Successor) and for the period from January 1, 2022 through January 31, 2022 (Predecessor)	F-61
Combined Statements of Changes in Net Investment for the year ended December 31, 2023 (Successor), for the period from February 1, 2022 through December 31, 2022 (Successor) and for the period from January 1, 2022 through January 31, 2022 (Predecessor)	F-62
Combined Statements of Cash Flows for the year ended December 31, 2023 (Successor), for the period from February 1, 2022 through December 31, 2022 (Successor) and for the period from January 1, 2022 through January 31, 2022 (Predecessor)	F-63
Notes to the Combined Financial Statements	F-64

KME AEROSPACE BUSINESS

Financial Statements (Audited)
Report of Independent Registered Public Accounting Firm	F-137
Carve-out Statement of Financial Position as of December 31, 2023 and 2022	F-138
Carve-out Statement of Profit or Loss for the year ended December 31, 2023 and for the period from January 1, 2022 (inception) through December 31, 2022	F-139
Carve-out Statement of Other Comprehensive Income for the year ended December 31, 2023 and for the period from January 1, 2022 (inception) through December 31, 2022	F-140
Carve-out Statement of Changes in Net Investment for the year ended December 31, 2023 and for the period from January 1, 2022 (inception) through December 31, 2022	F-141
Carve-out Statement of Cash Flow for the year ended December 31, 2023 and for the period from January 1, 2022 (inception) through December 31, 2022	F-142
Notes to the Carve-Out Financial Statements	F-143

SDCL EDGE ACQUISITION CORPORATION
CONDENSED BALANCE SHEETS

	March 31, 2024	December 31, 2023
	(Unaudited)
ASSETS
Current assets:
Cash	$25,236	$364,721
Prepaid expenses	98,359	94,299
Total current assets	123,595	459,020
Cash held in Trust Account	144,674,516	142,069,535
TOTAL ASSETS	$144,798,111	$142,528,555

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$468,357	$82,084
Accrued expenses	387,137	292,380
Accrued contingent legal costs	10,753,535	6,449,593
Due to Sponsor	194,652	134,652
Promissory notes - related party	1,305,157	556,091
Derivative liability - promissory note - related party redemption feature	9,928	2,841
Convertible promissory notes - related party	79,700	55,500
Total current liabilities	13,198,466	7,573,141
Warrant liabilities	2,849,429	569,886
TOTAL LIABILITIES	16,047,895	8,143,027

Commitments and Contingencies (Note 6)
Class A ordinary shares subject to possible redemption; 13,177,933 shares at redemption value of $10.97 per share and $10.77 per share at March 31, 2024 and December 31, 2023, respectively	144,574,516	141,969,535

Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none issued and outstanding (excluding 13,177,933 shares subject to possible redemption at March 31, 2024 and December 31, 2023)	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 4,998,811 shares issued and outstanding	500	500
Additional paid-in capital	4,843,201	4,843,201
Accumulated deficit	(20,668,001)	(12,427,708)
Total Shareholders’ Deficit	(15,824,300)	(7,584,007)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$144,798,111	$142,528,555

The accompanying notes are an integral part of these unaudited condensed financial statements.

SDCL EDGE ACQUISITION CORPORATION
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended
	March 31, 2024	March 31, 2023
Operating and formation costs	$5,180,397	$1,329,853
Loss from operations	(5,180,397)	(1,329,853)
Other income:
Change in fair value of warrant liabilities	(2,279,543)	(569,886)
Change in fair value of convertible promissory notes	(24,200)	—
Change in fair value of derivative liability - promissory note - related party redemption feature	(2,247)	—
Gain on investments held in Trust Account	—	2,197,723
Interest income	1,855,017	—
Interest expense	(13,600)	—
Net (loss) income	$(5,644,970)	$297,984

Basic and diluted weighted average shares outstanding, Class A ordinary shares	13,177,933	19,995,246
Basic and diluted net (loss) income per share, Class A ordinary shares	$(0.31)	$0.01
Basic and diluted weighted average shares outstanding, Class B ordinary shares	4,998,811	4,998,811
Basic and diluted net (loss) income per share, Class B ordinary shares	$(0.31)	$0.01

The accompanying notes are an integral part of these unaudited condensed financial statements.

SDCL EDGE ACQUISITION CORPORATION
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2024

	Class B Ordinary Shares		Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2023	4,998,811	$500	$4,843,201	$(12,427,708)	$(7,584,007)
Net loss	—	—	—	(5,644,970)	(5,644,970)
Discount on proceeds from A Anchor Investors under funding agreements	—	—	9,658	—	9,658
Remeasurement of Class A ordinary shares subject to redemption to redemption amount	—	—	(9,658)	(2,595,323)	(2,604,981)
Balance at March 31, 2024	4,998,811	$500	$4,843,201	$(20,668,001)	$(15,824,300)

FOR THE THREE MONTHS ENDED MARCH 31, 2023

	Class B Ordinary Shares		Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2022	4,998,811	$500	$2,634,528	$(6,984,655)	$(4,349,627)
Share-based compensation	—	—	649,610	—	649,610
Net income	—	—	—	297,984	297,984
Remeasurement of Class A ordinary shares subject to redemption to redemption amount	—	—	—	(2,197,722)	(2,197,722)
Balance at March 31, 2023	4,998,811	$500	$3,284,138	$(8,884,393)	$(5,599,755)

The accompanying notes are an integral part of these unaudited condensed financial statements.

SDCL EDGE ACQUISITION CORPORATION
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Three Months Ended
	March 31, 2024	March 31, 2023
Cash Flows from Operating Activities:
Net (loss) income	$(5,644,970)	$297,984
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Share-based compensation	—	649,610
Change in fair value of warrant liabilities	2,279,543	569,886
Change in fair value of convertible promissory notes	24,200	—
Change in fair value of derivative liability - promissory note - related party redemption feature	2,247	—
Gain on investments held in Trust Account	—	(2,197,723)
Interest income	(1,855,017)	—
Interest expense	13,600	—
Changes in operating assets and liabilities:
Prepaid insurance and other current assets	(4,060)	40,176
Accounts payable	386,273	94,566
Accrued expenses	94,757	3,000
Accrued contingent legal costs	4,303,942	316,638
Due to Sponsor	60,000	(2,976)
Net cash used in operating activities	(339,485)	(228,839)

Cash Flows from Investing Activities:
Extension deposits into Trust Account	(749,964)	—
Net cash used in investing activities	(749,964)	—

Cash Flows from Financing Activities:
Proceeds from Sponsor and A Anchor Investors under funding agreements	749,964	—
Net cash provided by financing activities	749,964	—

Net Change in Cash	(339,485)	(228,839)
Cash - Beginning of period	364,721	610,971
Cash - End of period	$25,236	$382,132

Non-cash investing and financing activities:
Remeasurement to redemption value of Class A ordinary shares subject to redemption	$2,604,981	$2,197,722
Debt discount on proceeds from Sponsor and A Anchor Investors under funding agreements	$14,498	$—

The accompanying notes are an integral part of these unaudited condensed financial statements.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN

SDCL EDGE Acquisition Corporation (“SEDA” or the “Company”) is a blank check company incorporated in the Cayman Islands on February 16, 2021. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of March 31, 2024, the Company had not commenced any operations. All activity for the period from February 16, 2021 (inception) through March 31, 2024 relates to the Company’s formation, the initial public offering (“Initial Public Offering”) as described below, and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income or loss in the form of interest income or gains (losses) on investments on the cash and investments held in a trust account from the proceeds derived from the Initial Public Offering. In addition, the Company will recognize non-operating income or loss on the change in fair value of the warrant liabilities and promissory notes.

The registration statement for the Company’s Initial Public Offering was declared effective on October 28, 2021. On November 2, 2021, the Company consummated the Initial Public Offering of 17,500,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $175,000,000, which is discussed in Note 3. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant (“Public Warrant”).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 8,250,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to SDCL EDGE Sponsor LLC (the “Sponsor”), Sustainable Investors Fund, LP (“Capricorn”), and Seaside Holdings (Nominee) Limited (“Seaside” and, together with Capricorn, the “A Anchor Investors”) generating gross proceeds of $8,250,000, which is described in Note 4.

The Company had granted the underwriters in the Initial Public Offering (the “Underwriters”) a 45-day option to purchase up to 2,625,000 additional Units to cover over-allotments, if any. On November 16, 2021, the Underwriters partially exercised the over-allotment option and purchased an additional 2,495,246 Units (the “Over-Allotment Units”), generating gross proceeds of $24,952,460, and incurred $499,049 in cash underwriting fees.

Simultaneously with the closing of the exercise of the over-allotment option, the Company consummated the sale of 748,574 warrants (the “Over-Allotment Warrants”) at a purchase price of $1.00 per warrant in a private placement to the Sponsor and the A Anchor Investors generating gross proceeds of $748,574.

In addition, the Sponsor agreed to forfeit up to 656,250 Class B ordinary shares (the “Founder Shares”) to the extent that the over-allotment option was not exercised in full by the underwriters. As a result of the underwriters’ partial exercise of the over-allotment option, the Company repurchased and cancelled 32,439 Founders Shares. No other Founder Shares remain subject to forfeiture.

Following the closing of the Initial Public Offering, the sale of the Private Placement Warrants, the sale of the Over-Allotment Units, and the sale of the Over-Allotment Warrants, an amount of $201,951,985 ($10.10 per Unit) was placed in a trust account (the “Trust Account”) and was invested in U.S. government treasury obligations with maturities of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of an initial Business Combination; (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the amended and restated memorandum and articles of association (the “Amended and Restated Memorandum and Articles of Association”) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company did not complete an initial Business Combination within 24 months from

SDCL EDGE ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN (cont.)

the closing of the Initial Public Offering, which was subsequently extended by shareholder vote at the Extraordinary General Meeting (as defined below); and (iii) absent an initial Business Combination within 24 months from the closing of the Initial Public Offering, which was subsequently extended by shareholder vote at the Extraordinary General Meeting (as defined below), or with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, the return of the funds held in the Trust Account to the public shareholders as part of the redemption of the Public Shares. If the Company does not invest the proceeds as discussed above, the Company may be deemed to be subject to the Investment Company Act. If the Company is deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which the Company has not allotted funds and may hinder the Company’s ability to complete a Business Combination. If the Company is unable to complete an initial Business Combination, the Company’s public shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to public shareholders, and the warrants will expire worthless.

The Company will provide its public shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve a Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, in its sole discretion. The public shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount held in the Trust Account ($10.97 per share as of March 31, 2024), calculated as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Class A ordinary shares are recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“ASC 480”).

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon consummation of such Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required under applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association as then in effect, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders, Anchor Investors (as defined in Note 5), and management team have agreed to vote any Founder Shares held by them, and any Public Shares purchased in or after the Initial Public Offering, in favor of approving a Business Combination. Additionally, each public shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or whether they were a public shareholder on the record date for the general meeting held to approve the proposed transaction.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

The initial shareholders and A Anchor Investors had agreed to (i) waive their redemption rights with respect to any Founder Shares and Public Shares they hold in connection with the completion of an initial Business Combination, (ii) waive their redemption rights with respect to any Founder Shares and Public Shares they hold in connection with

SDCL EDGE ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN (cont.)

a shareholder vote to approve an amendment to the Amended and Restated Memorandum and Articles of Association to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within 24 months from the closing of the Initial Public Offering or with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity and (iii) waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares they hold if the Company fails to complete an initial Business Combination within the Combination Period (as defined below). However, if the initial shareholders or Anchor Investors (as defined in Note 5) acquire additional Public Shares after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period.

The Company will have until June 2, 2024, or July 2, 2024 by a monthly extension approved by the board of directors (the “Combination Period”), to complete a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. Upon the approval of the Extension Proposal (as defined below), the Company entered into a funding undertaking and promissory note agreement (each a “Funding Agreement” and together, the “Funding Agreements”) with each of the Sponsor and the A Anchor Investors pursuant to which each of the Sponsor and the A Anchor Investors will agree, severally and not jointly, that for each month, or pro rata portion thereof if less than a month, until the earlier of (i) the date on which the Company consummates an initial Business Combination and (ii) July 2, 2024 (or any earlier date of termination, dissolution or winding up of the Company as determined in the sole discretion of the Company’s board of directors), the Sponsor and each of the A Anchor Investors will make, in aggregate, extension deposits of $0.019 into the Trust Account for each remaining Public Share, up to a total of $250,000 per month.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.10 per Public Share or (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account is less than $10.10 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay the Company’s tax obligations, provided that such liability will not apply to any claims by a third-party or prospective target business that executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN (cont.)

Business Combination Agreement

On February 20, 2024, (i) SEDA, (ii) Specialty Copper Listco Plc, a public limited company registered in England and Wales with registered number 15395590 (“PubCo”), (iii) SEDA Magnet LLC, a Delaware limited liability company (the “Merger Sub”), (iv) MAGNET Joint Venture GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 217397 (“JV GmbH”), (v) PP S&C Holding GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Munich under registration number HRB 275474 (“PP Holding”), (vi) cunova GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 216155 (“Cunova”), (vii) KME SE, a stock corporation organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 213357 (“KME”), (viii) Creature Kingdom Limited, a private limited company registered in England and Wales with registered number 06799429, (ix) The Paragon Fund III GmbH & Co. geschlossene Investment KG, a limited partnership organized under the laws of Germany, registered with the commercial register of the local court of Munich under registration number HRB 110100 (“Paragon” ) and (x) Mr. Edward Wilson Davis, solely in the capacity as the representative for the shareholders of SEDA, entered into a business combination agreement (as amended from time to time, the “Business Combination Agreement”), pursuant to which several transactions relating to the special product business of Cunova, which is a wholly owned subsidiary of JV GmbH, and certain assets of KME comprising the KME specialty aerospace business (the “Aerospace Business” and, together with Cunova, the “Target”) will occur, and in connection therewith, PubCo will become the ultimate parent company of Merger Sub, JV GmbH and the Target (the “Target Business Combination”).

Pursuant to the Business Combination Agreement, and upon the terms and subject to the conditions set forth therein:

(i) SEDA will merge with and into Merger Sub, a wholly owned subsidiary of PubCo (the “Merger”), with Merger Sub being the surviving entity in the merger (the time at which the Merger becomes effective, the “Merger Effective Time”);

(ii) in connection with the Merger, (a) each outstanding SEDA Class B ordinary share, par value $0.0001 per share (the “SEDA Class B Shares”) will be converted (unless otherwise agreed in writing) into 0.893 SEDA Class A ordinary shares, par value $0.0001 per share (the “SEDA Class A Shares,” and together with the SEDA Class B Shares, the “SEDA Shares”), (b) each outstanding SEDA Class A Share will be automatically canceled and converted into PubCo ordinary shares at an exchange ratio of 1.119375, each such PubCo ordinary share having a par value of £1 per share (the “PubCo Shares”), and (c) each outstanding warrant of SEDA will be automatically adjusted to entitle the holder to purchase one whole PubCo Share at a price of $11.50 per PubCo Share;

(iii) on the Exchange Date (as defined below) (and, if applicable, immediately after the closing contemplated of any Financing (as defined below)), PubCo will (a) redeem the redeemable preference share in PubCo held by Creature Kingdom, and (b) purchase from Creature Kingdom the ordinary share in PubCo held by Creature Kingdom in exchange for the release of the undertaking to pay the subscription price of such redeemable share; and

(iv) on the Exchange Date (as defined below), (a) Paragon will transfer its shares in PP Holding and a certain shareholder loan to PubCo in exchange for cash and a vendor loan agreement by and between Paragon and PubCo, (b) Cunova will redeem the preference share of Cunova with the number 25,001 (the “Cunova Preference Share”) in consideration for the transfer of the preference share of KME AssetCo GmbH (“KME AssetCo”) with the number 25,001 (the “KME AssetCo Preference Share”) by Cunova to KME Special Products GmbH & Co. KG (“KME Special”), and (c) KME will cause (i) KME Germany GmbH (“KME Germany”), KME Mansfeld GmbH (“KME Mansfeld”) and KME America Inc. (together with KME Germany and KME Mansfeld, the “Aerospace Business Sellers”) to transfer to Cunova the KME specialty aerospace business in exchange for a vendor loan debt instrument issued by Cunova (the “Aerospace VLN”) and which the Aerospace Business Sellers will transfer to KME Special

SDCL EDGE ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN (cont.)

and KME Special, in turn, will contribute the Aerospace VLN to PubCo in exchange for PubCo Shares; and (ii) KME Special to transfer its shares in JV GmbH and a certain shareholder loan between KME Special and JV GmbH to PubCo in exchange for PubCo Shares and cash ((a)-(c) the “Exchange” and the date on which the Exchange occurs, the “Exchange Date”).

Sponsor Support Agreement

On February 20, 2024, in connection with the execution of the Business Combination Agreement, the Company entered into a sponsor support agreement (the “Sponsor Support Agreement”) with PubCo and Sponsor as a holder of the Private Placement Warrants and a holder of Founder Shares. Pursuant to the Sponsor Support Agreement, upon the terms and subject to the conditions set forth therein, until the earlier of the Merger Effective Time and the date and time, if any, that the Business Combination Agreement is terminated, the Sponsor agreed to (a) inter alia, vote any Public and Founder Shares that it owns in favor of the proposals regarding the Target Business Combination; (b) not redeem or effect any sale or distribution of any Public and Founder Shares or Public and Private Placement Warrants that it owns; (c) convert its 2,639,375 Founder Shares into 1,593,941 Public Shares; and (d) at the closing of the Target Business Combination (the “Closing”), enter into a registration rights agreement based on the term sheet scheduled to the Business Combination Agreement.

Anchor Support Agreement

On February 20, 2024, in connection with the execution of the Business Combination Agreement, the Company entered into an anchor support agreement (the “Anchor Support Agreement”) with PubCo and each of the A Anchor Investors as holders of Public and Private Placement Warrants and holders of Public Shares and Founder Shares. Pursuant to the Anchor Support Agreement, upon the terms and subject to the conditions set forth therein, until the earlier of the Merger Effective Time and the date and time, if any, that the Business Combination Agreement is terminated, the A Anchor Investors agreed to (a) inter alia, vote any Public and Founder Shares that they own in favor of the proposals regarding the Target Business Combination; (b) not redeem or effect any sale or distribution of any Public and Founder Shares or Public and Private Placement Warrants that they own; (c) convert their 499,881 Founder Shares into 283,291 Public Shares; and (d) at Closing, enter into a registration rights agreement based on the term sheet scheduled to the Business Combination Agreement.

NYSE Continued Listing Standards Compliance Notification

On January 12, 2023, the Company received a notice from the New York Stock Exchange (“NYSE”) that the Company was not in compliance with NYSE listing standard 802.01B because the Company had fallen below compliance with the 300 public shareholders requirement. On August 23, 2023, the NYSE notified the Company that it was again in compliance with NYSE listing standard 802.01B but that the Company was subject to continued monitoring and review for a period of 12 months.

Extraordinary General Meeting

On October 30, 2023, the Company held an extraordinary general meeting of Company shareholders (the “Extraordinary General Meeting”). At the Extraordinary General Meeting, the Company’s shareholders approved a proposal to amend the Company’s Amended and Restated Memorandum and Articles of Association to extend the date by which the Company must consummate an initial Business Combination (the “Extension Proposal”) from November 2, 2023 to March 2, 2024 (the “Extended Date”) and to allow the board of directors of the Company, without another shareholder vote, to elect to further extend the date to consummate an initial Business Combination after the Extended Date up to four times, by an additional month each time, up to July 2, 2024. On February 27, 2024, March 27, 2024, and April 29, 2024 the Board approved the first, second, and third extensions of the date by which the Company must consummate an initial business combination to April 2, 2024, May 2, 2024, and June 2, 2024, respectively.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN (cont.)

In connection with the Extension Proposal, a total of 44 shareholders elected to redeem an aggregate of 6,817,313 Class A ordinary shares, representing approximately 34.1% of the issued and outstanding Class A ordinary shares. As a result, $72,546,420 was paid out of the Company’s Trust Account in connection with the redemptions, representing a redemption price per Class A ordinary share of approximately $10.64.

Pursuant to the Funding Agreements, between November 7, 2023 and March 31, 2024, the Sponsor and the A Anchor Investors deposited $1,325,830 in the aggregate into the Trust Account.

Going Concern Consideration

As of March 31, 2024, the Company had $25,236 in cash held outside of the Trust Account and a working capital deficit of $13,074,871.

If a Business Combination is not consummated by the Combination Period, there will be a mandatory liquidation and subsequent dissolution of the Company.

In connection with the Company’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Update (“ASU”) 2014-15, Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern, management has determined that the a lack of liquidity that the Company needs to sustain operations for a reasonable period of time and the Combination Period deadline raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the date that these unaudited condensed financial statements are issued. These unaudited condensed financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements of the Company are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the SEC. Certain information or note disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and notes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented. The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Form 10-K as filed with the SEC on April 16, 2024. The interim results for the three months ended March 31, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024 or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited condensed financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates.

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2024 or December 31, 2023.

Cash Held in Trust Account

At March 31, 2024, the assets held in the Trust Account are $144,674,516, and are held in cash within a demand deposit account. Interest income from the cash held in the Trust Account is included in the accompanying unaudited condensed statements of operations.

At December 31, 2023, the Company held cash in the Trust Account of $142,069,535.

Class A Ordinary Shares Subject to Possible Redemption

All of the 19,995,246 Class A ordinary shares sold as part of the Units in the Initial Public Offering and the partial exercise of the over-allotment option contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with a Business Combination and in connection with certain amendments to the Company’s Amended and Restated Memorandum and Articles of Association. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity. Therefore, all Class A ordinary shares have been classified outside of permanent equity.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in capital and

SDCL EDGE ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

accumulated deficit. The redemption value of the 13,177,933 redeemable ordinary shares as of March 31, 2024 increased as a result of income earned on the Trust Account exceeding the Company’s expected dissolution expenses (up to $100,000). The redemption value of the redeemable ordinary shares as of December 31, 2023 decreased due to the redemptions of $72,546,420 which occurred in November 2023. As such, the Company recorded an increase in the carrying amount of the redeemable ordinary shares of $2,604,981 during the three months ended March 31, 2024 and $9,974,792 for the year ended December 31, 2023, respectively.

As of March 31, 2024 and December 31, 2023, the Class A ordinary shares subject to redemption reflected in the balance sheets are reconciled in the following table:

Class A ordinary shares subject to possible redemption as of December 31, 2022	$204,541,163
Less:
Redemption of Class A ordinary shares	(72,546,420)
Plus:
Remeasurement of carrying value to redemption value	9,974,792
Class A ordinary shares subject to possible redemption as of December 31, 2023	141,969,535
Plus:
Remeasurement of carrying value to redemption value	2,604,981
Class A ordinary shares subject to possible redemption as of March 31, 2024	$144,574,516

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of ASC Topic 340, Other Assets and Deferred Costs, and SEC Staff Accounting Bulletin Topic 5A - Expenses of Offering (“SAB Topic 5A”). Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Initial Public Offering. Offering costs directly attributable to the issuance of an equity contract to be classified in equity are recorded as a reduction in equity. Offering costs for equity contracts that are classified as assets and liabilities are expensed immediately. The Company incurred offering costs amounting to $32,005,743 as a result of the Initial Public Offering (consisting of a $3,999,049 underwriting discount, $6,998,336 of deferred underwriting fees, $18,958,165 of Anchor Investor offering costs, and $2,050,193 of other offering costs). The Company recorded $29,576,119 of offering costs as a reduction of temporary equity in connection with the shares of Class A ordinary shares included in the Units. The Company immediately expensed $2,429,624 of offering costs in connection with the Public Warrants and Private Placement Warrants that were classified as liabilities.

In July and October 2022, the deferred underwriting fee was waived in full by Goldman Sachs & Co. LLC Securities, Inc., and BofA Securities, Inc., the underwriters. Upon the Initial Public Offering, a portion of the entire deferred underwriting fee was allocated to Public Warrants, which resulted in a charge to the statements of operations. Therefore, a portion of this waived deferred underwriting fee was recorded as a gain in the statements of operations in the amount of $342,975 for the year ended December 31, 2022. The remaining $6,655,361 was recorded as a reduction to accumulated deficit as of December 31, 2022.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s unaudited condensed financial statements.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2024 and December 31, 2023.

The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. Consequently, income taxes are not reflected in the Company’s unaudited condensed financial statements.

Net (Loss) Income Per Ordinary Share

The Company complies with accounting and disclosure requirements of ASC Topic 260, Earnings Per Share. Net (loss) income per ordinary share is computed by dividing net (loss) income by the weighted-average number of ordinary shares outstanding during the period. The immediate re-measurement associated with the redeemable Class A ordinary shares is excluded from net (loss) income per share as the redemption value approximates fair value. Therefore, the net (loss) income per share calculation allocates income and losses shared pro rata between Class A and Class B ordinary shares. As a result, the calculated net (loss) income per share is the same for Class A and Class B ordinary shares. The Company has not considered the effect of the warrants sold in the Initial Public Offering, the partial exercise of the over-allotment option, and private placement to purchase an aggregate of 18,996,197 shares in the calculation of diluted (loss) income per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted (loss) income per share is the same as basic (loss) income per share for the periods presented.

The following table reflects the calculation of basic and diluted net (loss) income per ordinary share (in dollars):

	For the Three Months Ended
	March 31, 2024		March 31, 2023
	Class A	Class B	Class A	Class B
Basic and diluted net (loss) income per share:
Numerator:
Net (loss) income	$(4,092,539)	$(1,552,431)	$238,387	$59,597
Denominator:
Weighted average ordinary shares	13,177,933	4,998,811	19,995,246	4,998,811
Basic and diluted net (loss) income per ordinary share	$(0.31)	$(0.31)	$0.01	$0.01

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of its cash account in a financial institution which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value of Financial Instruments

The Company applies ASC Topic 820, Fair Value Measurement (“ASC 820”), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The fair value of the Company’s assets and liabilities approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature, except for the warrant liabilities and convertible promissory notes.

The following reflects the fair value hierarchy established by ASC 820:

Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

Share-Based Compensation

Share-based compensation is included in operating and formation costs within the unaudited condensed statements of operations and accounted for based on the requirements of ASC Topic 718, Compensation – Stock Compensation (“ASC 718”), which requires recognition in the financial statements of the cost of employee, non-employee and director services received in exchange for an award of equity instruments over the period the employee, non-employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). ASC 718 also requires measurement of the cost of employee, non-employee and director services received in exchange for an award based on the grant-date fair value of the award. For the three months ended March 31, 2024 and 2023, the Company $0 and $649,610, respectively, of share-based compensation related to 659,844 Founder Shares to be transferred to Sustainable Development Capital LLP for certain services performed per the Investment Advisory Agreement (see Note 5). For the three months ended March 31, 2024, the Company recognized no share-based compensation related to the 25,000 Class A ordinary shares to be transferred to Harebell (as defined in Note 6) only upon the successful completion of a Business Combination.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, Derivatives and Hedging (“ASC 815”). For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the unaudited condensed statements of operations. The classification of derivative instruments, including whether such

SDCL EDGE ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

The Public Warrants and Private Placement Warrants are accounted for as derivative instruments in accordance with ASC 815 and are presented as warrant liabilities on the balance sheet. The Public Warrants and Private Placement Warrants were measured at fair value at the Initial Public Offering and on a recurring basis, with subsequent changes in fair value recorded in the unaudited condensed statements of operations.

The Company accounts for the Promissory Notes (as defined below) under ASC 815-15-25. In accordance with ASC 815-15-25, proceeds from the sale of a debt instrument with an embedded derivative that require bifurcation are allocated to the two elements based on the relative fair values of the debt instrument without the embedded derivative and of the embedded derivative itself at time of issuance. Any changes in the estimated fair value of the derivative are recognized as non-cash gains or losses in the unaudited condensed statements of operations.

Convertible Promissory Notes – Related Party

The Company entered into three separate promissory notes (collectively, the “Promissory Notes”). The Company has made the election under ASC 815-15-25 to account for these Promissory Notes using the fair value option. Using the fair value option, the Promissory Notes are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Differences between the proceeds from issuance of the Promissory Notes and the fair value at issuance are recognized as either an expense in the unaudited condensed statements of operations (if issued at a discount) or as a capital contribution (if issued at a premium). Any changes in the estimated fair value of the Promissory Notes are recognized as non-cash gains or losses in the unaudited condensed statements of operations.

Recent Accounting Standards

On December 14, 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. The update will be effective for annual periods beginning after December 15, 2024, and early adoption is permitted. The Company is currently evaluating the impact of this standard on its unaudited condensed financial statements and related disclosures.

NOTE 3. INITIAL PUBLIC OFFERING

The registration statement for the Company’s Initial Public Offering was declared effective on October 28, 2021. On November 2, 2021, the Company completed its Initial Public Offering of 17,500,000 Units, at $10.00 per Unit, generating gross proceeds of $175,000,000. Each Unit consists of one Class A ordinary share and one-half of one Public Warrant. Each Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 7). On November 16, 2021, the underwriters partially exercised the over-allotment option and purchased an additional 2,495,246 Over-Allotment Units, generating gross proceeds of $24,952,460, for an aggregate total of $199,952,460 in gross proceeds from the Initial Public Offering and closing of the exercise of the over-allotment option.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor and A Anchor Investors purchased an aggregate of 8,250,000 warrants at a price of $1.00 per Private Placement Warrant ($8,250,000 in the aggregate). Simultaneously with the closing of the exercise of the over-allotment option, the Company consummated the sale of 748,574 Over-Allotment Warrants at a purchase price of $1.00 per warrant in a private placement to the Sponsor and A Anchor Investors, generating gross proceeds of $748,574, for an aggregate total of $8,998,574 in gross proceeds

SDCL EDGE ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 4. PRIVATE PLACEMENT (cont.)

from the sale of the Private Warrants and Over-Allotment Warrants. Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On February 23, 2021, the Sponsor was issued 7,187,500 Founder Shares for an aggregate of $25,000 paid to cover certain expenses on behalf of the Company. On July 14, 2021, the Company repurchased 2,156,250 Founder Shares from the Company’s Sponsor for an aggregate consideration of $0.001, resulting in an aggregate of 5,031,250 Founder Shares outstanding. The Founder Shares included an aggregate of up to 656,250 Class B ordinary shares subject to repurchase by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the holders of the Founder Shares will own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering. Following the partial exercise of the underwriters’ over-allotment option on November 16, 2021, 32,439 Founder Shares were repurchased and cancelled by the Company. No other Founder Shares remain subject to forfeiture.

The Sponsor has agreed that, subject to certain limited exceptions, the Founder Shares will not be transferred, assigned, or sold until the earlier of (i) one year after the completion of a Business Combination or (ii) subsequent to an initial Business Combination, (x) if the closing price of Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after an initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the public shareholders having the right to exchange their ordinary shares for cash, securities or other property.

The A Anchor Investors purchased a total of 4,000,000 Units in the Initial Public Offering at the offering price of $10.00 per Unit. In addition to the A Anchor Investors, two qualified institutional buyers or accredited investors not affiliated with the Company, the Sponsor, the Company’s directors or any member of management (the “3.6% B Anchor Investors”), purchased 1,575,000 Units each in the Initial Public Offering at the offering price of $10.00 per Unit, three qualified institutional buyers or accredited investors not affiliated with the Company, the Sponsor, the Company’s directors or any member of management (the “4.0% B Anchor Investors”), purchased 1,749,999 Units each in the Initial Public Offering at the offering price of $10.00 per Unit, and two qualified institutional buyers or accredited investors not affiliated with the Company, the Sponsor, the Company’s directors or any member of management (the “Additional 4.0% B Anchor Investors” and, together with the 3.6% B Anchor Investors and the 4.0% B Anchor Investors, the “B Anchor Investors”), purchased 1,732,500 Units each in the Initial Public Offering at the offering price of $10.00 per Unit, or an aggregate of 15,864,997 Units for all anchor investors (the “Anchor Investors” which includes the A Anchor Investors and the B Anchor Investors).

As the Anchor Investors purchased Units during the Initial Public Offering, should they vote the shares included therein in favor of an initial Business Combination, no votes from other public shareholders would be required to approve an initial Business Combination. The Anchor Investors may have different interests with respect to a vote on an initial Business Combination than other public shareholders due to their ownership interests in the Company.

Pursuant to such Units, the Anchor Investors have not been granted any shareholder or other rights in addition to those afforded to the Company’s other public shareholders. Further, the Anchor Investors are not required to (i) hold any Units, Class A ordinary shares or warrants they purchased in the Initial Public Offering or thereafter for any amount of time, (ii) vote any Class A ordinary shares they may own at the applicable time in favor of a Business Combination or (iii) refrain from exercising their right to redeem their Public Shares at the time of a Business Combination. The

SDCL EDGE ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

Anchor Investors have the same rights to the funds held in the Trust Account with respect to the Class A ordinary shares underlying the Units they purchased in the Initial Public Offering as the rights afforded to the Company’s other public shareholders.

Each Anchor Investor has entered into separate investment agreements with the Company and the Sponsor. The A Anchor Investors purchased 503,125 Founder Shares each, or an aggregate of 1,006,250 Founder Shares, from the Sponsor for a purchase price of $2,500 each, or an aggregate of $5,000, at the closing of the Initial Public Offering. The 3.6% B Anchor Investors purchased 181,125 Founder Shares each, or an aggregate of 362,250 Founder Shares, from the Sponsor for a purchase price of $900 each, or an aggregate of $1,800, at the closing of the Initial Public Offering. The 4.0% B Anchor Investors purchased 201,250 Founder Shares each, or an aggregate of 603,750 Founder Shares, from the Sponsor for a purchase price of $1,000 each, or an aggregate of $3,000, at the closing of the Initial Public Offering. The Additional 4.0% B Anchor Investors purchased 201,250 Founder Shares each, or an aggregate of 402,500 Founder Shares from the Sponsor for a purchase price of $1,000 each, or an aggregate of $2,000, at the closing of the Initial Public Offering (or an aggregate of 2,374,750 Founder Shares for all Anchor Investors for a total combined purchase price of $11,800). Pursuant to the investment agreements, the Anchor Investors have agreed to (a) vote any Founder Shares held by them in favor of a Business Combination and (b) subject any Founder Shares held by them to the same lock-up restrictions as the Founder Shares held by the Sponsor and independent directors.

Due to the partial exercise of the over-allotment option by the underwriters on November 16, 2021, the Company repurchased and cancelled 32,439 Founder Shares, which included 3,244 Founder Shares from each A Anchor Investor (or an aggregate of 6,488 Founder Shares), 1,168 Founder Shares from each 3.6% B Anchor Investor (or an aggregate of 2,336 Founder Shares), 1,298 Founder Shares from each 4.0% B Anchor Investor, (or an aggregate of 3,894 Founder Shares), 1,298 Founder Shares from each Additional 4.0% B Anchor Investor, (or an aggregate of 2,596 Founder Shares), and 17,125 Founder Shares from the Company’s Sponsor. As a result, 15,314 Founder Shares held by the Anchor Investors were repurchased and canceled by the Company, resulting in an aggregate of 2,359,436 Founder Shares held by all Anchor Investors.

The Company estimated the fair value of the Founder Shares attributable to the Anchor Investors to be $18,969,890 or $8.04 per share. The excess of the fair value of the Founder Shares sold over the purchase price of $11,725 (or $0.005 per share) was determined to be an offering cost in accordance with SAB Topic 5A. Accordingly, the offering cost was allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to derivative warrant liabilities were expensed immediately in the statements of operations. Offering costs allocated to the Public Shares were charged to shareholders’ deficit upon the completion of the Initial Public Offering.

Due to Sponsor

Due to Sponsor consists of advances from the Sponsor to pay for offering costs and formation costs on behalf of the Company and accrued costs incurred under the administrative support agreement of $194,652 and $134,652 as of March 31, 2024 and December 31, 2023, respectively, and are payable on demand.

Administrative Support Agreement

On October 28, 2021, the Company entered into an agreement to pay an affiliate of the Sponsor a total of $20,000 per month for office space, administrative and support services. The Company originally would have ceased paying these monthly fees as of October 28, 2023 (24 months from the start of the agreement) regardless of whether a Business Combination had been executed or not. However, in connection with the Extension Proposal, the administrative support agreement was extended through the Extended Date. During the three months ended March 31, 2024 and 2023, $60,000 of administrative support expenses were incurred.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

Investment Advisory Agreement

On October 28, 2021, the Company and the Sponsor entered into an agreement with Sustainable Development Capital LLP (the “Advisor”), a London-based investment firm and affiliate of the Company and Sponsor, whereby the Advisor agreed to provide administrative, consulting, and other services to effect the Company’s initial Business Combination (the “Investment Advisory Agreement”). In consideration of the services performed: (1) the Company and Sponsor shall procure the transfer of the legal and beneficial title to at least 659,844 Founder Shares, or at the sole election of the Sponsor, the payment of an amount equal to the cash value (as determined as of the date of such payment) of such number of Founder Shares, to the Advisor immediately prior to the winding up and liquidation of the Sponsor, or such other date as shall be agreed in writing between the Sponsor and Advisor; and (2) the Sponsor shall pay to the Advisor the sum of $20,000 per month as an ongoing advisory fee and subject to the terms and conditions of the Investment Advisory Agreement. The compensation expense related to the above Founder Share transfer of 659,844 shares was amortized on a straight-line basis from the grant date of October 28, 2021 (the date at which the Investment Advisory Agreement was signed, and the date at which all parties reached a mutual understanding of the key terms and conditions of the share-based payment) to November 2, 2023 (the original date at which the combination period for the Company’s initial Business Combination would have expired). Such Investment Advisory Agreement was accounted for under ASC 718.

For the three months ended March 31, 2024 and 2023, there were no costs recorded for web-based services provided by the Advisor within the unaudited condensed statements of operations.

Promissory Notes

In order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the officers and directors may, but are not obligated to, loan the Company funds as may be required. If the Company completes an initial Business Combination, it may repay such loaned amounts out of the proceeds of the Trust Account released to the Company. In the event that an initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Company’s Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. The terms of such loans by the officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. The Company does not expect to seek loans from parties other than the Company’s Sponsor, its affiliates or the management team as the Company does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Company’s Trust Account.

On September 8, 2023, the Company entered into a promissory note with the Sponsor (“Sponsor Loan”) for up to $1,200,000. Pursuant to the Sponsor Loan, the Sponsor, in its sole and absolute discretion, may fund costs reasonably related to the consummation of an initial Business Combination in response to the Company’s written request for drawdown of loan principal from time to time until the date on which the Company consummates an initial Business Combination. The principal balance of the Sponsor Loan shall be payable on the earliest to occur of (i) the date on which the Company consummates an initial Business Combination and (ii) the date that the winding up is effective. Outstanding loan amounts are convertible, at the Sponsor’s option, into certain warrants at a price of $1.00 per warrant, with holders entitled to certain specified registration rights under that certain registration rights agreement by and among the Company, Sponsor and certain other investors in the Initial Public Offering of the Company, dated as of October 28, 2021 (the “Registration Rights Agreement”). Interest does not accrue on the Sponsor Loan. The maturity date of the Sponsor Loan may be accelerated upon the occurrence of an Event of Default (as defined therein). Any outstanding principal under the Sponsor Loan may be prepaid at any time by the Company at its election and without penalty. On October 2, 2023 and December 14, 2023, the Company withdrew $300,000, respectively, from the Sponsor Loan, which has not yet been repaid as of March 31, 2024. As of March 31, 2024 and December 31, 2023, the Company has $600,000 outstanding under the Sponsor Loan.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

On September 29, 2023, the Company entered into a promissory note with Seaside for up to $150,000 (the “Seaside Loan”). Pursuant to the Seaside Loan, Seaside, in its sole and absolute discretion, may fund costs reasonably related to the consummation of an initial Business Combination in response to the Company’s written request for drawdown of loan principal from time to time until the date on which the Company consummates an initial Business Combination. The principal balance of the Seaside Loan shall be payable on the earliest to occur of (i) the date on which the Company consummates an initial Business Combination and (ii) the date that the winding up is effective. Outstanding loan amounts are convertible, at Seaside’s option, into certain warrants, at $1.00 per warrant, with holders entitled to certain specified registration rights under the Registration Rights Agreement. Interest does not accrue on the Seaside Loan. The maturity date of the Seaside Loan may be accelerated upon the occurrence of an Event of Default (as defined therein). Any outstanding principal under the Seaside Loan may be prepaid at any time by the Company at its election and without penalty. On October 4, 2023 and December 18, 2023, the Company withdrew $37,500 respectively, from the Seaside Loan, which has not yet been repaid as of March 31, 2024. As of March 31, 2024 and December 31, 2023, the Company has $75,000 outstanding under the Seaside Loan.

On October 10, 2023, the Company entered into a promissory note with Capricorn for up to $150,000 (the “Capricorn Loan”). Pursuant to the Capricorn Loan, Capricorn, in its sole and absolute discretion, may fund costs reasonably related to the consummation of an initial Business Combination in response to the Company’s written request for drawdown of loan principal from time to time until the date on which the Company consummates an initial Business Combination. The principal balance of the Capricorn Loan shall be payable on the earliest to occur of (i) the date on which the Company consummates an initial Business Combination and (ii) the date that the winding up is effective. Outstanding loan amounts are convertible, at Capricorn’s option, into certain warrants, at $1.00 per warrant, with holders entitled to certain specified registration rights under the Registration Rights Agreement. Interest does not accrue on the Capricorn Loan. The maturity date of the Capricorn Loan may be accelerated upon the occurrence of an Event of Default (as defined therein). Any outstanding principal under the Capricorn Loan may be prepaid at any time by the Company at its election and without penalty. On November 13, 2023, the Company withdrew $37,500 from the Capricorn Loan, which has not yet been repaid as of March 31, 2024. As of March 31, 2024 and December 31, 2023, the Company has $37,500 outstanding under the Capricorn Loan.

The fair value option was elected (see Note 2) and, as such, the fair value of the Promissory Notes of $79,700 and $55,500 is reflected on the balance sheet as of March 31, 2024 and December 31, 2023, respectively. The fair value of the Promissory Notes upon issuance was $66,289.

Funding Undertaking and Promissory Notes

On November 2, 2023, the Company entered into a Funding Undertaking and Promissory Note with the Sponsor in connection with deposits to be made into the Trust Account in relation to the extension. Commencing two business days following the date of the agreement (the “Initial Funding Date”) and on the first business day of each month thereafter until the earliest to occur of (i) the date on which the Company consummates its initial Business Combination (the “Maturity Date”), (ii) the date the winding up or liquidation of the Company becomes effective, and (iii) July 2, 2024, the Sponsor will fund non-interest bearing deposits of $174,116 into the Trust Account. On the Maturity Date, the Company will pay the Sponsor an amount equal to the aggregate amount funded. In the event that the Company winds up or liquidates prior to the Maturity Date, the Sponsor will have no claims under this agreement and the Company has no obligation to pay the Sponsor under this agreement. As of March 31, 2024 and December 31, 2023, $870,580 and $348,232, respectively, was outstanding under this note.

Pursuant to the terms of the Funding Undertaking and Promissory Note with the Sponsor, the Sponsor shall receive the right to be issued 1,650 Class A ordinary shares of the Company upon the successful completion of a Business Combination, for each deposit that is made into the Trust Account under the note. As of March 31, 2024 and December 31, 2023, the Sponsor has earned the right to be issued 8,250 and 3,300 Class A ordinary shares of the Company upon the successful completion of a Business Combination, respectively.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

The Company determined that redemption upon a Business Combination would create a substantial premium due to the issuance of the Class A ordinary shares to the Sponsor. In accordance with ASC 815-15-25, the proceeds from the issuance of the Funding Undertaking and Promissory Note with the Sponsor were allocated to the note and to the redemption of the note upon a successful Business Combination using the with-and-without method. Under this method, the Company first allocated the proceeds from the issuance of the note to the redemption feature based on their initial fair value measurement of $1,593 as of November 7, 2023, $1,596 as of December 4, 2023, $1,604 as of January 1, 2024, $1,614 as of February 1, 2024, and $1,622 as of March 5, 2024. The measurement of the fair value of the redemption feature was determined by applying a probability weighted adjustment for a successful Business Combination to the trading value of the Class A ordinary shares on the date of each draw. See Note 9 for additional details on the assumptions used. As of March 31, 2024 and December 31, 2023, the discount is $9,928 and $2,841, respectively, with the change in fair value of $2,247 included in the accompanying unaudited condensed statements of operations.

The Company complies with ASC Topic 835, Interest (“ASC 835”). In accordance with ASC 835-30, discounts to the principal amounts are included in the carrying value of the notes and amortized to “Interest expense” over the remaining term of the underlying debt to the Maturity Date. During the three months ended March 31, 2024 and the year ended December 31, 2023, the Company recorded $4,840 and $3,189 of debt discount upon the draws under the note, respectively. The discount is being amortized to interest expense over the term of the debt to the date that the Company has to complete a Business Combination of July 2, 2024. The carrying value of the promissory notes, net of discount are $866,176 and $345,608 as of March 31, 2024 and December 31, 2023, respectively. For the three months ended March 31, 2024 and 2023, the amortization of the discount resulted in interest expense of $3,060 and $0, respectively.

On November 2, 2023, the Company entered into a Funding Undertaking and Promissory Note with Seaside in connection with deposits to be made into the Trust Account in relation to the extension. Commencing on the Initial Funding Date and on the first business day of each month thereafter until the earliest to occur of (i) the Maturity Date, (ii) the date the winding up or liquidation of the Company becomes effective, and (iii) July 2, 2024, Seaside will fund non-interest bearing deposits of $37,942 into the Trust Account. On the Maturity Date, the Company will pay Seaside an amount equal to the aggregate amount funded. In the event that the Company winds up or liquidates prior to the Maturity Date, Seaside will have no claims under this agreement and the Company has no obligation to pay Seaside under this agreement. Deposits were made into the Trust Account on each of November 7, 2023, December 4, 2023, December 28, 2023, January 30, 2024, February 28, 2024, and March 28, 2024. As of March 31, 2024 and December 31, 2023, $227,598 and $113,808, respectively, was outstanding under this note.

On November 2, 2023, the Company entered into a Funding Undertaking and Promissory Notes with Capricorn in connection with deposits to be made into the Trust Account in relation to the extension. Commencing on the Initial Funding Date and on the first business day of each month thereafter until the earliest to occur of (i) the Maturity Date, (ii) the date the winding up or liquidation of the Company becomes effective, and (iii) July 2, 2024, Capricorn will fund non-interest bearing deposits of $37,942 into the Trust Account. On the Maturity Date, the Company will pay Capricorn an amount equal to the aggregate amount funded. In the event that the Company winds up or liquidates prior to the Maturity Date, Capricorn will have no claims under this agreement and the Company has no obligation to pay Capricorn under this agreement. Deposits were made into the Trust Account on each of November 7, 2023, December 4, 2023, December 28, 2023, January 30, 2024, February 28, 2024, and March 28, 2024. As of March 31, 2024 and December 31, 2023, $227,652 and $113,826, respectively, was outstanding under this note.

For the Funding Undertaking and Promissory Notes with Seaside and Capricorn, the Company evaluated whether the agreements would meet the scope exception for common control under ASC 835-30, Interest – Imputation of Interest. The Company determined that the agreements would not meet the scope exception. As such, the Company determined that a discount should be recorded on the proceeds from the notes. The discount will be amortized over the length of the loans. The Company considered this to be until July 2, 2024 as a Business Combination cannot be considered probable to occur until it is consummated. The Company recorded the discount on the notes as capital

SDCL EDGE ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

contributions increasing additional paid-in capital on the date the loans were funded. As the Company would be unable to repay its debt obligations in the event that it fails to complete an initial Business Combination, its debt obligations are highly vulnerable to nonpayment and the Company is dependent on favorable business, financial, and economic conditions to be able to meet its financial commitments on debt obligations. As such, the Company determined that the effective interest rate on each funding date would be calculated by using the six month and one year CCC federal reserve rates interpolated for the term from the draw date until July 2, 2024. The interest rate on the dates of funding of November 7, 2023, December 4, 2023, December 28, 2023, January 30, 2024, February 28, 2024, and March 28, 2024 were 16.48%, 16.19%, 14.13%, 11.12%, 12.19% and 16.49%, respectively. The discount recorded on the notes for the three months ended March 31, 2024 and 2023 was $9,658 and $0, respectively. The carrying value of the promissory notes, net of discount was $438,981 and $210,483 as of March 31, 2024 and December 31, 2023, respectively. For the three months ended March 31, 2024 and 2023, the amortization of the discount resulted in interest expense of $10,540 and $0, respectively.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and Public Warrants that may be issued upon conversion of the working capital loans (the “Working Capital Loans”) (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants issued upon conversion of the Working Capital Loans) are entitled to registration rights pursuant to the Registration Rights Agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of a Business Combination. The Company bears the expenses incurred in connection with the filing of any such registration statements.

Underwriters Agreement

In connection with the Initial Public Offering, the underwriters were granted a 45-day option from the date of the Initial Public Offering to purchase up to 2,625,000 additional Units to cover over-allotments. On November 16, 2021, the underwriters partially exercised the over-allotment option and purchased an additional 2,495,246 Units at an offering price of $10.00 per Unit, generating additional gross proceeds of $24,952,460 to the Company.

The underwriters received a cash underwriting discount of $0.20 per Unit, or $3,999,049 in the aggregate, which became payable at the closing of the Initial Public Offering. In addition, the underwriters were entitled to a deferred fee of $0.35 per Unit, or $6,998,336 in the aggregate. In July and October 2022, the deferred underwriting fee was waived in full by Goldman Sachs & Co. LLC Securities, Inc., and BofA Securities, Inc., the underwriters. Upon the Initial Public Offering, a portion of the entire deferred underwriting fee was allocated to Public Warrants, which resulted in a charge to the statements of operations. Therefore, a portion of this waived deferred underwriting fee was recorded as a gain in the statements of operations in the amount of $342,975 for the year ended December 31, 2022. The remaining $6,655,361 was recorded as a reduction to accumulated deficit as of December 31, 2022.

Vendor Agreements

Since inception, the Company has engaged a legal firm (the “Legal Advisor”) to provide services related to the Company’s Initial Public Offering, the search for a prospective initial Business Combination, and the structuring of a transaction. Fees incurred by the Legal Advisor have been recorded as accrued contingent legal costs on the balance sheets. The payment of these fees is contingent upon the consummation of a Business Combination. As of March 31, 2024 and December 31, 2023, the Company had accrued contingent legal costs of $10,753,535 and $6,449,593, respectively.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

On September 19, 2023, the Company entered into an agreement with a financial advisory firm (the “Financial Advisor”) for financial advisory services such as structuring a transaction, assistance in negotiations, guidance on valuation in connection with a transaction, and other customary services in connection with a Business Combination. Pursuant to this agreement, the Company will pay the Financial Advisor a fee of $7,000,000 contingent upon the consummation of a Business Combination. Additionally, upon the consummation of a private investment in public equity (“PIPE”) transaction, the Company will pay to the Financial Advisor a fee equal to 3.5% of (i) the gross proceeds raised or received by any PIPE issuer and/or its shareholders in the PIPE transaction, plus (ii) any amounts remaining in the Trust Account as of the closing of a Business Combination after giving effect to all redemptions of shares of the Company elected by the shareholders of the Company ((i) and (ii) together, the “Proceeds”) (the “PIPE Transaction Fee”). The PIPE Transaction Fee paid to the Financial Advisor shall not be less than 1.75% of the Proceeds. In addition to the compensation payable outlined above, the Company shall reimburse the Financial Advisor for all reasonable and documented legal and other advisors expenses incurred by the Financial Advisor. These amounts are to be expensed as incurred on the statement of operations. Such expenses are subject to a broken deal discount, which is applied to each expense and is to be collected contingent upon the consummation of the Company’s initial Business Combination. As of March 31, 2024, the total broken deal discount was $87,371.

Other Agreements

Pursuant to a share award letter dated October 17, 2023, entered into by and between the Company and Harebell S.r.l. (“Harebell”), Harebell will be paid a finder’s fee of 25,000 Class A ordinary shares in connection with consummation of the Target Business Combination. The Company evaluated the agreement pursuant to ASC 718. Under ASC 718, it was determined that as the share issuance is contingent upon the closing of the Target Business Combination, there is a performance condition that is required to be met. As a Business Combination cannot be considered probable until it occurs, the Company has determined that no expense will be recorded until the Company consummates its initial Business Combination.

NOTE 7. WARRANTS

A warrant holder may exercise their warrants only for a whole number of Class A ordinary shares. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. Accordingly, unless the warrant holder purchases at least two Units, they will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of an initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a current prospectus relating thereto is current, subject to satisfying the obligations described below with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue Class A ordinary shares upon exercise of a warrant unless Class A ordinary shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a Unit containing such warrant, if not cash settled, will have paid the full purchase price for the Unit solely for the Class A ordinary shares underlying such Unit.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 7. WARRANTS (cont.)

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of an initial Business Combination, the Company will use commercially reasonable efforts to file with the SEC a registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants, and the Company will use commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of an initial Business Combination and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed; provided that if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at the option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00. Once the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants (except with respect to the Private Placement Warrants):

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of thirty (30) days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant from share divisions, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) trading days within a 30-trading day period ending three (3) trading days before the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants for cash unless a registration statement under the Securities Act covering the issuance of the shares of Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period, unless the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable, the Company may exercise the redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per share of Class A ordinary share equals or exceeds $10.00. Commencing ninety days after the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants:

●	in whole and not in part;

●	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive a specific number of shares, based on the redemption date and the fair market value of the Company’s Class A ordinary shares except as otherwise described below;

●	if, and only if, the closing price of the Company’s Class A ordinary shares equals or exceeds $10.00 per Public Share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant from share divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

SDCL EDGE ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 7. WARRANTS (cont.)

●	if the closing price of the Company’s Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant from share divisions, share capitalizations, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of an initial Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor, Anchor Investors, or their affiliates, without taking into account any Founder Shares held by the Sponsor, the Company’s Anchor Investors or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of an initial Business Combination on the date of the completion of an initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the shares of Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates an initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger prices described above under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” and “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 100% and 180%, respectively, of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the warrants sold as part of the Units in the Initial Public Offering except that, so long as they are held by the Sponsor, the A Anchor Investors, or their permitted transferees: (1) they will not be redeemable (except as described above under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00”); (2) they (including the Class A ordinary shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of an initial Business Combination, as described below; (3) they may be exercised by the holders on a cashless basis; and (4) they (including the ordinary shares issuable upon exercise of these warrants) are entitled to registration rights.

The Company accounts for the 18,996,197 warrants that were issued in connection with the Initial Public Offering (9,997,623 Public Warrants and 8,998,574 Private Placement Warrants) in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability due to the existence of provisions whereby adjustments to the exercise price of the warrants is based on a variable that is not an input to the fair value of a “fixed-for-fixed” option and the existence of the potential for net cash settlement for the warrant holders (but not all shareholders) in the event of a tender offer.

The accounting treatment of derivative financial instruments requires that the Company record the warrants as derivative liabilities at fair value upon the closing of the Initial Public Offering. The Public Warrants were allocated a portion of the proceeds from the issuance of the Units equal to its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to its current fair value, with the change in fair value recognized in the Company’s unaudited condensed statements of operations. The Company will reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 8. SHAREHOLDERS’ DEFICIT

Preference shares — The Company is authorized to issue 5,000,000 preference shares, $0.0001 par value, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of March 31, 2024 and December 31, 2023, there were no preference shares issued or outstanding.

Class A ordinary shares — The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of March 31, 2024 and December 31, 2023, there were 13,177,933 Class A ordinary shares issued and outstanding, including 13,177,933 Class A ordinary shares subject to possible redemption.

Class B ordinary shares — The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. As of March 31, 2024 and December 31, 2023, there were 4,998,811 Class B ordinary shares outstanding.

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders except as required by law.

The Class B ordinary shares will automatically convert into the Company’s Class A ordinary shares at the time of an initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the Company’s Initial Public Offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of an initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in an initial Business Combination and any Private Placement Warrants issued to the Company’s Sponsor, the A Anchor Investors, the Company’s affiliates or any member of the management team upon conversion of the Working Capital Loans.

NOTE 9. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2024 and December 31, 2023, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	Amount at Fair Value	Level 1	Level 2	Level 3
March 31, 2024
Liabilities
Warrant liability – Public Warrants	$1,499,643	$1,499,643	$—	$—
Warrant liability – Private Placement Warrants	1,349,786	—	—	1,349,786
Convertible promissory notes - related party	79,700	—	—	79,700
Derivative liability - promissory note - related party redemption feature	9,928	9,928	—	—
	$2,939,057	$1,509,571	$—	$1,429,486
December 31, 2023
Liabilities
Warrant liability – Public Warrants	$299,929	$299,929	$—	$—
Warrant liability – Private Placement Warrants	269,957	—	—	269,957
Convertible promissory notes - related party	55,500	—	—	55,500
Derivative liability - promissory note - related party redemption feature	2,841	2,841	—	—
	$628,227	$302,770	$—	$325,457

SDCL EDGE ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 9. FAIR VALUE MEASUREMENTS (cont.)

The measurement of the Public Warrants as of March 31, 2024 and December 31, 2023 is classified as Level 1 due to the use of an observable market quote in an active market under the ticker SEDA WS. The quoted price of the Public Warrants was $0.15 and $0.03 per warrant as of March 31, 2024 and December 31, 2023, respectively.

The Company utilizes a Monte Carlo simulation model to value the Private Placement Warrants at each reporting period, with changes in fair value recognized in the unaudited condensed statements of operations. The estimated fair value of the Private Placement warrant liability is determined using Level 3 inputs. Inherent in a Monte Carlo simulation model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

The Company utilizes a Black-Scholes model to value the Promissory Notes at each reporting period, with changes in fair value recognized in the unaudited condensed statements of operations. The estimated fair value of the Promissory Notes is determined using Level 3 inputs. Inherent in the Black-Scholes model are assumptions related to expected warrant volatility, expected term, risk-free interest rate, dividend yield, warrant fair value, and exercise price. The Company estimates the volatility of its warrants based on historical volatility for a period commensurate with the expected term. The expected term of the warrants is assumed to be equivalent to their remaining contractual term. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The measurement of the Derivative liability - promissory note – related party redemption feature as of March 31, 2024 and December 31, 2023 is classified using Level 1 inputs due to the use of an observable market quote in an active market under the ticker SEDA. The fair value of the Derivative liability - promissory note – related party redemption feature was calculated by using the quoted price of the Company’s shares on the date of each deposit made by the Sponsor into the Trust Account. On November 7, 2023, December 7, 2023, January 3, 2024, February 1, 2024, and March 5, 2024, the closing price of the Company’s shares was $10.73, $10.76, $10.80, $10.87, and $10.92, respectively. Management used the estimated probability of completion of a business combination to calculate the fair value of the shares. The fair value of the Derivative liability – promissory note – related party redemption feature as of March 31, 2024 and December 31, 2023 was calculated by using the quoted price of the Company’s shares of $10.94 and $10.76, respectively, and estimated probability of completion of a Business Combination.

The aforementioned warrant liabilities are not subject to qualified hedge accounting.

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period. During the three months ended March 31, 2024 and 2023, there were no transfers between levels.

The following table provides the significant inputs to the Monte Carlo simulation model for the fair value of the Private Placement Warrants:

	As of March 31, 2024	As of December 31, 2023
Stock price	$10.94	$10.76
Exercise price	$11.50	$11.50
Dividend yield	—%	—%
Expected term (in years)	5.25	5.50
Volatility	5.6%	5.9%
Risk-free rate	4.12%	3.78%
Fair value	$0.15	$0.03

SDCL EDGE ACQUISITION CORPORATION

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 9. FAIR VALUE MEASUREMENTS (cont.)

The following table provides the significant inputs to the Black-Scholes simulation model for the fair value of the Promissory Notes:

	As of March 31, 2024	As of December 31, 2023
Warrant fair value	$0.15	$0.03
Exercise price	$1.00	$1.00
Dividend yield	—%	—%
Expected term (in years)	0.26	0.51
Warrant volatility	328.3%	283.1%
Risk-free rate	5.50%	5.30%

The following table presents the changes in the fair value of the Company’s Level 3 financial instruments that are measured at fair value:

Fair value as of December 31, 2022 - Private Placement Warrants	$1,439,771
Change in fair value	269,958
Fair value as of March 31, 2023 - Private Placement Warrants	$1,709,729

Fair value as of December 31, 2023 - Level 3 investments	$325,457
Change in fair value of Private Placement Warrants	1,079,829
Change in fair value of convertible promissory notes	24,200
Fair value as of March 31, 2024 - Level 3 investments	$1,429,486

The Company recognized a loss of $2,279,543 for the three months ended March 31, 2024, and a loss of $569,886 for the three months ended March 31, 2023, in connection with changes in the fair value of the Public Warrants and Private Placement Warrants, which is recorded in the unaudited condensed statements of operations.

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited condensed financial statements were issued. Based upon this review, other than the below and as disclosed in Note 1, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed financial statements.

●	Pursuant to the Funding Undertaking and Promissory Note agreements, subsequent to March 31, 2024, the Sponsor and the A Anchor Investors deposited $674,334 in aggregate into the Trust Account in relation to the extension deposits.

●	On April 29, 2024, the board of directors of the Company approved a third extension of the date by which the Company must consummate an initial business combination from May 2, 2024 to June 2, 2024 (the “Third Extension”). The Third Extension is the third of four one-month extensions permitted under the Amended and Restated Memorandum and Articles of Association.

●	On May 10, 2024, the Company amended its agreement with Harebell dated October 17, 2023 altering the number of Class A ordinary shares to be issued from 25,000 to 22,334.

●	On April 19, 2024, the Company drew down an additional $300,000 pursuant to the Sponsor Loan.

●	On April 19, 2024, the Company drew down an additional $37,500 pursuant to the Seaside Loan.

●	On May 14, 2024, May 31, 2024, and June 20, 2024, the Company drew down an additional $37,500, respectively pursuant to the Capricorn Loan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SDCL EDGE Acquisition Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of SDCL EDGE Acquisition Corporation (the “Company”) as of December 31, 2023 and 2022, the related statements of operations, changes in shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is a Special Purpose Acquisition Company that was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities on or before May 2, 2024, or by resolution of its Board of Directors and if requested by the Sponsor, to extend the business combination deadline by an additional two months through July 2, 2024. The Company entered into a business combination agreement with a business combination target on February 20, 2024; however, the completion of this transaction is subject to the approval of the Company’s stockholders among other conditions. There is no assurance that the Company will obtain the necessary approvals, satisfy the required closing conditions, raise the additional capital it needs to fund its operations, and complete the transaction prior to May 2, 2024, if at all. The Company also has no approved plan in place to extend the business combination deadline and fund operations for any period of time after May 2, 2024, in the event that it is unable to complete a business combination by that date. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

Boston, MA

April 15, 2024

SDCL EDGE ACQUISITION CORPORATION

BALANCE SHEETS

	December 31,
	2023	2022
ASSETS
Current assets:
Cash	$364,721	$610,971
Prepaid expenses	94,299	345,166
Total current assets	459,020	956,137
Assets held in Trust Account	142,069,535	204,641,162
TOTAL ASSETS	$142,528,555	$205,597,299

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$82,084	$81,076
Accrued expenses	292,380	181,633
Accrued contingent legal costs	6,449,593	2,066,035
Due to Sponsor	134,652	37,628
Promissory notes – related party	556,091	—
Derivative liability – promissory note – related party redemption feature	2,841	—
Convertible promissory notes – related party	55,500	—
Total current liabilities	7,573,141	2,366,372

Warrant liabilities	569,886	3,039,391
TOTAL LIABILITIES	8,143,027	5,405,763

Commitments and Contingencies (Note 6)
Class A ordinary shares subject to possible redemption; 13,177,933 and 19,995,246 shares at redemption value of $10.77 per share and $10.23 per share at December 31, 2023 and 2022, respectively	141,969,535	204,541,163

Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none issued and outstanding (excluding 13,177,933 and 19,995,246 shares subject to possible redemption at December 31, 2023 and 2022, respectively)	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 4,998,811 shares issued and outstanding	500	500
Additional paid-in capital	4,843,201	2,634,528
Accumulated deficit	(12,427,708)	(6,984,655)
Total Shareholders’ Deficit	(7,584,007)	(4,349,627)
TOTAL LIABILITIES, CLASS A ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION, AND SHAREHOLDERS’ DEFICIT	$142,528,555	$205,597,299

The accompanying notes are an integral part of these financial statements.

SDCL EDGE ACQUISITION CORPORATION

STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2023	2022
Operating and formation costs	$8,010,627	$4,668,226
Loss from operations	(8,010,627)	(4,668,226)
Other income and expense:
Change in fair value of warrant liabilities	2,469,505	6,458,708
Change in fair value of convertible promissory notes	10,789	—
Change in fair value of derivative liability – promissory note – related party redemption feature	348	—
Gain on investments held in Trust Account	7,405,484	2,689,177
Gain on waiver of deferred underwriting fees	—	342,975
Interest income	1,993,443	—
Interest expense	(3,130)	—
Net income	$3,865,812	$4,822,634

Basic and diluted weighted average shares outstanding, Class A ordinary shares	18,837,236	19,995,246
Basic and diluted net income per share, Class A ordinary shares	$0.16	$0.19
Basic and diluted weighted average shares outstanding, Class B ordinary shares	4,998,811	4,998,811
Basic and diluted net income per share, Class B ordinary shares	$0.16	$0.19

The accompanying notes are an integral part of these financial statements.

SDCL EDGE ACQUISITION CORPORATION

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Class B Ordinary Shares		Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2021	4,998,811	$500	$—	$(15,873,472)	$(15,872,972)
Share-based compensation	—	—	2,634,528	—	2,634,528
Net income	—	—	—	4,822,634	4,822,634
Remeasurement of Class A ordinary shares subject to redemption to redemption amount	—	—	—	(2,589,178)	(2,589,178)
Waiver of deferred underwriting fee payable	—	—	—	6,655,361	6,655,361
Balance at December 31, 2022	4,998,811	500	2,634,528	(6,984,655)	(4,349,627)
Share-based compensation	—	—	2,208,673	—	2,208,673
Net income	—	—	—	3,865,812	3,865,812
Proceeds received in excess of initial fair value of convertible promissory note – related party	—	—	646,211	—	646,211
Discount on proceeds from A Anchor Investors under funding agreements	—	—	19,716	—	19,716
Remeasurement of Class A ordinary shares subject to redemption to redemption amount	—	—	(665,927)	(9,308,865)	(9,974,792)
Balance at December 31, 2023	4,998,811	$500	$4,843,201	$(12,427,708)	$(7,584,007)

The accompanying notes are an integral part of these financial statements.

SDCL EDGE ACQUISITION CORPORATION

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2022
Cash Flows from Operating Activities:
Net income	$3,865,812	$4,822,634
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	2,208,673	2,634,528
Change in fair value of warrant liabilities	(2,469,505)	(6,458,708)
Change in fair value of convertible promissory notes	(10,789)	—
Change in fair value of derivative liability – promissory note – related party redemption feature	(348)	—
Gain on investments held in Trust Account	(7,405,484)	(2,689,177)
Interest income	(1,993,443)	—
Interest expense	3,130	—
Gain on waiver of deferred underwriting fees	—	(342,975)
Changes in operating assets and liabilities:
Prepaid insurance and other current assets	250,867	426,267
Accounts payable	1,008	75,522
Accrued expenses	110,747	27,830
Accrued contingent legal costs	4,383,558	776,886
Due to Sponsor	97,024	(28,389)
Net cash used in operating activities	$(958,750)	$(755,582)

Cash Flows from Investing Activities:
Advances to Trust Account	(575,866)	—
Proceeds from Trust Account for payment to redeeming shareholders	72,546,420	—
Net cash provided by investing activities	71,970,554	—

Cash Flows from Financing Activities:
Proceeds from Sponsor and A Anchor Investors under promissory notes – related party	575,866	—
Proceeds from issuance of convertible promissory notes – related party	712,500	—
Payment to redeeming shareholders	(72,546,420)	—
Net cash used in financing activities	(71,258,054)	—

Net Change in Cash	(246,250)	(755,582)
Cash – Beginning of year	610,971	1,366,553
Cash – End of year	$364,721	$610,971

Non-cash investing and financing activities:
Waiver of deferred underwriting fee payable (see Note 6)	$—	$6,655,361
Remeasurement to redemption value of Class A ordinary shares subject to redemption	$9,974,792	$2,589,178
Debt discount on proceeds from Sponsor and A Anchor Investors under promissory notes – related party	$22,905	—
Excess of cash received over fair value of convertible promissory note – related party	$646,211	$—

The accompanying notes are an integral part of these financial statements.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN

SDCL EDGE Acquisition Corporation (“SEDA” or the “Company”) is a blank check company incorporated in the Cayman Islands on February 16, 2021. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2023, the Company had not commenced any operations. All activity for the period from February 16, 2021 (inception) through December 31, 2023 relates to the Company’s formation, the initial public offering (“Initial Public Offering”) as described below, and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income or loss in the form of interest income or gains (losses) on investments on the cash and investments held in a trust account from the proceeds derived from the Initial Public Offering. In addition, the Company will recognize non-operating income or loss on the change in fair value of the warrant liabilities and promissory notes.

The registration statement for the Company’s Initial Public Offering was declared effective on October 28, 2021. On November 2, 2021, the Company consummated the Initial Public Offering of 17,500,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $175,000,000, which is discussed in Note 3. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant (“Public Warrant”).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 8,250,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to SDCL EDGE Sponsor LLC (the “Sponsor”), Sustainable Investors Fund, LP (“Capricorn”), and Seaside Holdings (Nominee) Limited (“Seaside” and, together with Capricorn, the “A Anchor Investors”) generating gross proceeds of $8,250,000, which is described in Note 4.

The Company had granted the underwriters in the Initial Public Offering (the “Underwriters”) a 45-day option to purchase up to 2,625,000 additional Units to cover over-allotments, if any. On November 16, 2021, the Underwriters partially exercised the over-allotment option and purchased an additional 2,495,246 Units (the “Over-Allotment Units”), generating gross proceeds of $24,952,460, and incurred $499,049 in cash underwriting fees.

Simultaneously with the closing of the exercise of the over-allotment option, the Company consummated the sale of 748,574 warrants (the “Over-Allotment Warrants”) at a purchase price of $1.00 per warrant in a private placement to the Sponsor and the A Anchor Investors generating gross proceeds of $748,574.

Following the closing of the Initial Public Offering, the sale of the Private Placement Warrants, the sale of the Over-Allotment Units, and the sale of the Over-Allotment Warrants, an amount of $201,951,985 ($10.10 per Unit) was placed in a trust account (the “Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee. The funds in the Trust Account were initially invested in U.S. government treasury obligations with maturities of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of an initial Business Combination; (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the amended and restated memorandum and articles of association (the “Amended and Restated Memorandum and Articles of Association”) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete an initial Business Combination within 24 months from the closing of the Initial Public Offering; and (iii) absent an initial Business Combination within 24 months from the closing of the Initial Public Offering or with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, the return of the funds held in the Trust Account to the public shareholders as part of the redemption of the Public Shares. If the Company does not invest the proceeds as discussed above, the Company may be deemed to be subject to the Investment Company Act. If the Company is

SDCL EDGE ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN (cont.)

deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which the Company has not allotted funds and may hinder the Company’s ability to complete a Business Combination. Following the Extraordinary General Meeting, the funds in the Trust Account were moved out of investment in securities and into an interest-bearing bank deposit account until the earlier of consummation of the Company's initial Business Combination or liquidation in order to mitigate the risk of being deemed an unregistered investment company. The funds in the Trust Account may only be (i) held uninvested, (ii) held in an interest-bearing bank demand deposit account, or (iii) held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. If the Company is unable to complete an initial Business Combination, the Company’s public shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to public shareholders, and the warrants will expire worthless.

In addition, the Sponsor agreed to forfeit up to 656,250 Class B ordinary shares (the “Founder Shares”) to the extent that the over-allotment option was not exercised in full by the underwriters. As a result of the underwriters’ partial exercise of the over-allotment option, the Company repurchased and cancelled 32,439 Founders Shares. No other Founder Shares remain subject to forfeiture.

The Company will provide its public shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve a Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, in its sole discretion. The public shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount held in the Trust Account ($10.77 per share as of December 31, 2023), calculated as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Class A ordinary shares are recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“ASC 480”).

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon consummation of such Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required under applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association as then in effect, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders, Anchor Investors (as defined in Note 5), and management team have agreed to vote any Founder Shares held by them, and any Public Shares purchased in or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or whether they were a public shareholder on the record date for the general meeting held to approve the proposed transaction.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN (cont.)

The initial shareholders and A Anchor Investors have agreed to (i) waive their redemption rights with respect to any Founder Shares and Public Shares they hold in connection with the completion of an initial Business Combination, (ii) waive their redemption rights with respect to any Founder Shares and Public Shares they hold in connection with a shareholder vote to approve an amendment to the Amended and Restated Memorandum and Articles of Association to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within 24 months from the closing of the Initial Public Offering or with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity and (iii) waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares they hold if the Company fails to complete an initial Business Combination within 24 months from the Initial Public Offering. In connection with the Extension Proposal (as defined below), the waiver described in (i), (ii), and (iii) has occurred. However, if the initial shareholders or Anchor Investors (as defined in Note 5) acquire additional Public Shares after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period (as defined below).

The Company will have until May 2, 2024, or July 2, 2024 by monthly extensions approved by the board of directors (the “Combination Period”), to complete a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. Upon the approval of the Extension Proposal (as defined below), the Company entered into a funding undertaking and promissory note agreement (each a “Funding Agreement” and together, the “Funding Agreements”) with each of the Sponsor and the A Anchor Investors pursuant to which each of the Sponsor and the A Anchor Investors will agree, severally and not jointly, that for each month, or pro rata portion thereof if less than a month, until the earlier of (i) the date on which the Company consummates an initial Business Combination and (ii) July 2, 2024 (or any earlier date of termination, dissolution or winding up of the Company as determined in the sole discretion of the Company’s board of directors), the Sponsor and each of the A Anchor Investors will make, in aggregate, extension deposits of $0.025 into the Trust Account for each remaining Public Share, up to a total of $250,000 per month.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.10 per Public Share or (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.10 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay the Company’s tax obligations, provided that such liability will not apply to any claims by a third-party or prospective target business that executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN (cont.)

Business Combination Agreement

On February 20, 2024, (i) SEDA, (ii) Specialty Copper Listco Plc, a public limited company registered in England and Wales with registered number 15395590 (“PubCo”), (iii) SEDA Magnet LLC, a Delaware limited liability company (the “Merger Sub”), (iv) MAGNET Joint Venture GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 217397 (“JV GmbH”), (v) PP S&C Holding GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Munich under registration number HRB 275474, (vi) cunova GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 216155 (“Cunova”), (vii) KME SE, a stock corporation organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 213357 (“KME”), (viii) Creature Kingdom Limited, a private limited company registered in England and Wales with registered number 06799429, (ix) The Paragon Fund III GmbH & Co. geschlossene Investment KG, a limited partnership organized under the laws of Germany, registered with the commercial register of the local court of Munich under registration number HRB 110100 (“Paragon” and together with KME, the “Shareholders”) and (x) Mr. Edward Wilson Davis, solely in the capacity as the representative for the shareholders of SEDA, entered into a business combination agreement (as amended from time to time, the “Business Combination Agreement”), pursuant to which several transactions relating to the special product business of Cunova, which is a wholly owned subsidiary of JV GmbH, and certain assets of KME comprising the KME specialty aerospace business (the “Aerospace Business” and, together with Cunova, the “Target”) will occur, and in connection therewith, PubCo will become the ultimate parent company of Merger Sub, JV GmbH and the Target (the “Target Business Combination”).

Pursuant to the Business Combination Agreement, and upon the terms and subject to the conditions set forth therein:

(i) SEDA will merge with and into Merger Sub, a wholly owned subsidiary of PubCo (the “Merger”), with Merger Sub being the surviving entity in the merger (the time at which the Merger becomes effective, the “Merger Effective Time”);

(ii) in connection with the Merger, (a) each outstanding SEDA Class B ordinary share, par value $0.0001 per share (the “SEDA Class B Shares”) will be converted (unless otherwise agreed in writing) into 0.893 SEDA Class A ordinary shares, par value $0.0001 per share (the “SEDA Class A Shares,” and together with the SEDA Class B Shares, the “SEDA Shares”), (b) each outstanding SEDA Class A Share will be automatically canceled and converted into PubCo ordinary shares at an exchange ratio of 1.119375, each such PubCo ordinary share having a par value of £1 per share (the “PubCo Shares”), and (c) each outstanding warrant of SEDA will be automatically adjusted to entitle the holder to purchase one whole PubCo Share at a price of $11.50 per PubCo Share;

(iii) on the Exchange Date (as defined below) (and, if applicable, immediately after the closing contemplated of any Financing (as defined below)), PubCo will (a) redeem the redeemable preference share in PubCo held by Creature Kingdom, and (b) purchase from Creature Kingdom the ordinary share in PubCo held by Creature Kingdom in exchange for the release of the undertaking to pay the subscription price of such redeemable share; and

(iv) on the Exchange Date (as defined below), (a) Paragon will transfer its shares in PP Holding and a certain shareholder loan to PubCo in exchange for cash and a vendor loan agreement by and between Paragon and PubCo, (b) Cunova will redeem the preference share of Cunova with the number 25,001 (the “Cunova Preference Share”) in consideration for the transfer of the preference share of KME AssetCo GmbH (“KME AssetCo”) with the number 25,001 (the “KME AssetCo Preference Share”) by Cunova to KME Special Products GmbH & Co. KG (“KME Special”), and (c) KME will cause (i) KME Germany GmbH (“KME Germany”), KME Mansfeld GmbH (“KME Mansfeld”) and KME America Inc. (“KME America” and, together with KME Germany and KME Mansfeld, the “Aerospace Business Sellers”) to transfer to Cunova the KME specialty aerospace business in exchange for a vendor loan debt instrument issued by

SDCL EDGE ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN (cont.)

Cunova (the “Aerospace VLN”) and which the Aerospace Business Sellers will transfer to KME Special and KME Special, in turn, will contribute the Aerospace VLN to PubCo in exchange for PubCo Shares; and (ii) KME Special to transfer its shares in JV GmbH and a certain shareholder loan between KME Special and JV GmbH to PubCo in exchange for PubCo Shares and cash ((a)-(c) the “Exchange” and the date on which the Exchange occurs, the “Exchange Date”).

Sponsor Support Agreement

On February 20, 2024, in connection with the execution of the Business Combination Agreement, SEDA entered into a sponsor support agreement (the “Sponsor Support Agreement”) with PubCo and Sponsor as a holder of private warrants of SEDA (“SEDA Private Warrants”) (purchased in a private placement contemporaneously with the Initial Public Offering of SEDA) and a holder of SEDA Class B Shares. Pursuant to the Sponsor Support Agreement, upon the terms and subject to the conditions set forth therein, until the earlier of the Merger Effective Time and the date and time, if any, that the Business Combination Agreement is terminated, the Sponsor agreed to, among other things: (i) inter alia, vote any SEDA Shares that it owns in favor of the proposals regarding the Target Business Combination; (ii) not redeem or effect any sale or distribution of any SEDA Shares or SEDA Private Warrants that it owns; (iii) convert its 2,639,375 SEDA Class B Shares into 1,593,941 SEDA Class A Shares; and (iv) at closing of the Target Business Combination (the “Closing”), enter into a registration rights agreement based on the term sheet scheduled to the Business Combination Agreement.

Anchor Support Agreement

On February 20, 2024, in connection with the execution of the Business Combination Agreement, SEDA entered into an anchor support agreement (the “Anchor Support Agreement”) with PubCo and each of the A Anchor Investors as holders of public warrants of SEDA (“SEDA Public Warrants” and, together with the SEDA Private Warrants, the “SEDA Warrants”) (purchased in the Initial Public Offering of SEDA) and SEDA Private Warrants (purchased in a private placement contemporaneously with the Initial Public Offering of SEDA) and holders of SEDA Class A Shares and SEDA Class B Shares. Pursuant to the Anchor Support Agreement, upon the terms and subject to the conditions set forth therein, until the earlier of the Merger Effective Time and the date and time, if any, that the Business Combination Agreement is terminated, each A Anchor Investor agreed to, among other things: (i) vote any SEDA Shares that it owns in favor of the proposals regarding the Target Business Combination; (ii) not redeem or effect any sale or distribution of any SEDA Shares or SEDA Warrants that it owns; (iii) convert its 499,881 SEDA Class B Shares into 283,291 SEDA Class A Shares; and (iv) at the Closing, enter into a registration rights agreement based on the term sheet scheduled to the Business Combination Agreement.

NYSE Continued Listing Standards Compliance Notification

On January 12, 2023, the Company received a notice from the New York Stock Exchange (“NYSE”) that the Company was not in compliance with NYSE listing standard 802.01B because the Company had fallen below compliance with the 300 public shareholders requirement. On August 23, 2023, the NYSE notified the Company that it was again in compliance with NYSE listing standard 802.01B but that the Company was subject to continued monitoring and review for a period of 12 months.

Extraordinary General Meeting

On October 30, 2023, the Company held an Extraordinary General Meeting of Company shareholders (the “Extraordinary General Meeting”). At the Extraordinary General Meeting, the Company’s shareholders approved a proposal to amend the Company’s Amended and Restated Memorandum and Articles of Association to extend the date by which the Company must consummate an initial Business Combination (the “Extension Proposal”) from November 2, 2023 to March 2, 2024 (the “Extended Date”) and to allow the board of directors of the Company, without another shareholder vote, to elect to further extend the date to consummate an initial Business Combination after the Extended Date up to four times, by an additional month each time, up to July 2, 2024.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN (cont.)

In connection with the Extension Proposal, a total of 44 shareholders elected to redeem an aggregate of 6,817,313 Class A ordinary shares, representing approximately 34.1% of the issued and outstanding Class A ordinary shares. As a result, $72,546,420 was paid out of the Company’s Trust Account in connection with the redemptions, representing a redemption price per Class A ordinary share of approximately $10.64.

Pursuant to the Funding Agreements, between November 7, 2023 and December 31, 2023, the Sponsor and the A Anchor Investors deposited $575,866 in the aggregate into the Trust Account.

On February 27, 2024, the board of directors of the Company approved a first extension of the date by which the Company must consummate an initial Business Combination from March 2, 2024 to April 2, 2024. The first extension was the first of four one-month extensions permitted under the Company’s Amended and Restated Memorandum and Articles of Association. On March 27, 2024, the board of directors of the Company approved a second extension of the date by which the Company must consummate an initial Business Combination from April 2, 2024 to May 2, 2024. The second extension is the second of four one-month extensions permitted under the Company’s Amended and Restated Memorandum and Articles of Association.

Going Concern Consideration

As of December 31, 2023, the Company had $364,721 in cash held outside of the Trust Account and a working capital deficit of $7,114,121.

If a Business Combination is not consummated by the Combination Period, there will be a mandatory liquidation and subsequent dissolution of the Company.

In connection with the Company’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Update (“ASU”) 2014-15, Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern, management has determined there is a lack of liquidity the Company needs to sustain operations for a reasonable period of time and the Combination Period deadline raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the date that these financial statements are issued. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Company are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are

SDCL EDGE ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates.

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2023 or 2022.

Assets Held in Trust Account

At December 31, 2023, the assets held in the Trust Account are $142,069,535, and are held in cash within a demand deposit account. Interest income from the cash held in the Trust Account is included in the accompanying statements of operations.

At December 31, 2022, the Company held assets in the Trust Account of $204,641,162.

Class A Ordinary Shares Subject to Possible Redemption

All of the 19,995,246 Class A ordinary shares sold as part of the Units in the Initial Public Offering and the partial exercise of the over-allotment option contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with a Business Combination and in connection with certain amendments to the Company’s Amended and Restated Memorandum and Articles of Association. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity. Therefore, all Class A ordinary shares have been classified outside of permanent equity.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in capital and accumulated deficit. The redemption value of the redeemable ordinary shares as of December 31, 2023 decreased due to the redemptions of $72,546,420 which occurred in November 2023. Additionally, income earned on the Trust Account exceeds the Company’s expected dissolution expenses (up to $100,000). As such, the Company recorded an increase in the carrying amount of the redeemable ordinary shares of $9,974,792 and $2,589,178 during the years ended December 31, 2023 and 2022, respectively.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of December 31, 2023 and 2022, the Class A ordinary shares subject to redemption reflected in the balance sheets are reconciled in the following table:

Class A ordinary shares subject to possible redemption as of December 31, 2021	$201,951,985
Plus:
Remeasurement of carrying value to redemption value	2,589,178
Class A ordinary shares subject to possible redemption as of December 31, 2022	204,541,163
Less:
Redemption of Class A ordinary shares	(72,546,420)
Plus:
Remeasurement of carrying value to redemption value	9,974,792
Class A ordinary shares subject to possible redemption as of December 31, 2023	$141,969,535

Offering Costs Associated with the Initial Public Offering

The Company complies with the requirements of ASC Topic 340, Other Assets and Deferred Costs, and SEC Staff Accounting Bulletin Topic 5A - Expenses of Offering (“SAB Topic 5A”). Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Initial Public Offering. Offering costs directly attributable to the issuance of an equity contract to be classified in equity are recorded as a reduction in equity. Offering costs for equity contracts that are classified as assets and liabilities are expensed immediately. The Company incurred offering costs amounting to $32,005,743 as a result of the Initial Public Offering (consisting of a $3,999,049 underwriting discount, $6,998,336 of deferred underwriting fees, $18,958,165 of Anchor Investor offering costs, and $2,050,193 of other offering costs). The Company recorded $29,576,119 of offering costs as a reduction of temporary equity in connection with the shares of Class A ordinary shares included in the Units. The Company immediately expensed $2,429,624 of offering costs in connection with the Public Warrants and Private Placement Warrants that were classified as liabilities.

In July and October 2022, the deferred underwriting fee was waived in full by Goldman Sachs & Co. LLC Securities, Inc., and BofA Securities, Inc., the underwriters. Upon the Initial Public Offering, a portion of the entire deferred underwriting fee was allocated to Public Warrants, which resulted in a charge to the statement of operations. Therefore, a portion of this waived deferred underwriting fee was recorded as a gain in the statements of operations in the amount of $342,975 for the year ended December 31, 2022. The remaining $6,655,361 was recorded as a reduction to accumulated deficit as of December 31, 2022.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2023 and 2022.

The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. Consequently, income taxes are not reflected in the Company’s financial statements.

Net Income Per Ordinary Share

The Company complies with accounting and disclosure requirements of ASC Topic 260, Earnings Per Share. Net income per ordinary share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period. The immediate re-measurement associated with the redeemable Class A ordinary shares is excluded from net income per share as the redemption value approximates fair value. Therefore, the net income per share calculation allocates income and losses shared pro rata between Class A and Class B ordinary shares. As a result, the calculated net income per share is the same for Class A and Class B ordinary shares. The Company has not considered the effect of the warrants sold in the Initial Public Offering, the partial exercise of the over-allotment option, and private placement to purchase an aggregate of 18,996,197 shares in the calculation of diluted income per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted income per share is the same as basic income per share for the periods presented.

The following table reflects the calculation of basic and diluted net income per ordinary share (in dollars):

	For the Years Ended December 31,
	2023		2022
	Class A	Class B	Class A	Class B
Basic and diluted net income per share:
Numerator:
Net income	$3,055,088	$810,724	$3,858,107	$964,527
Denominator:
Weighted average ordinary shares	18,837,236	4,998,811	19,995,246	4,998,811
Basic and diluted net income per ordinary share	$0.16	$0.16	$0.19	$0.19

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The Company applies ASC Topic 820, Fair Value Measurement (“ASC 820”), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The fair value of the Company’s assets and liabilities approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature, except for the warrant liabilities and convertible promissory notes.

The following reflects the fair value hierarchy established by ASC 820:

Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

Share-Based Compensation

Share-based compensation is included in operating and formation costs within the statements of operations and accounted for based on the requirements of ASC Topic 718, Compensation–Stock Compensation (“ASC 718”), which requires recognition in the financial statements of the cost of employee, non-employee and director services received in exchange for an award of equity instruments over the period the employee, non-employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). ASC 718 also requires measurement of the cost of employee, non-employee and director services received in exchange for an award based on the grant-date fair value of the award. For the years ended December 31, 2023 and 2022, the Company recognized $2,208,673 and $2,634,528, respectively, of share-based compensation related to 659,844 Founder Shares to be transferred to Sustainable Development Capital LLP for certain services performed per the Investment Advisory Agreement (see Note 5). For the years ended December 31, 2023 and 2022, the Company recognized $0 of share-based compensation related to the 25,000 Class A ordinary shares to be transferred to Harebell (as defined in Note 6) only upon the successful completion of a Business Combination.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, Derivatives and Hedging (“ASC 815”). For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

The Public Warrants and Private Placement Warrants are accounted for as derivative instruments in accordance with ASC 815 and are presented as warrant liabilities on the balance sheet. The Public Warrants and Private Placement Warrants were measured at fair value at the Initial Public Offering and on a recurring basis, with subsequent changes in fair value recorded in the statements of operations.

The Company accounts for the Promissory Notes (as defined below) under ASC 815-15-25. In accordance with ASC 815-15-25, proceeds from the sale of a debt instrument with an embedded derivative that require bifurcation are allocated to the two elements based on the relative fair values of the debt instrument without the embedded derivative and of the embedded derivative itself at time of issuance. Any changes in the estimated fair value of the derivative are recognized as non-cash gains or losses in the statements of operations.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Convertible Promissory Notes - Related Party

During the year ended December 31, 2023, the Company entered into three separate promissory notes (collectively, the “Promissory Notes”). The Company has made the election under ASC 815-15-25 to account for these Promissory Notes using the fair value option. Using the fair value option, the Promissory Notes are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Differences between the proceeds from issuance of the Promissory Notes and the fair value at issuance are recognized as either an expense in the statements of operations (if issued at a discount) or as a capital contribution (if issued at a premium). Any changes in the estimated fair value of the Promissory Notes are recognized as non-cash gains or losses in the statements of operations.

Recent Accounting Standards

On December 14, 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. The update will be effective for annual periods beginning after December 15, 2024, and early adoption is permitted. The Company is currently evaluating the impact of this standard on its financial statements and related disclosures.

NOTE 3. INITIAL PUBLIC OFFERING

The registration statement for the Company’s Initial Public Offering was declared effective on October 28, 2021. On November 2, 2021, the Company completed its Initial Public Offering of 17,500,000 Units, at $10.00 per Unit, generating gross proceeds of $175,000,000. Each Unit consists of one Class A ordinary share and one-half of one Public Warrant. Each Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 7). On November 16, 2021, the underwriters partially exercised the over-allotment option and purchased an additional 2,495,246 Over-Allotment Units, generating gross proceeds of $24,952,460, for an aggregate total of $199,952,460 in gross proceeds from the Initial Public Offering and closing of the exercise of the over-allotment option.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor and A Anchor Investors purchased an aggregate of 8,250,000 warrants at a price of $1.00 per Private Placement Warrant ($8,250,000 in the aggregate). Simultaneously with the closing of the exercise of the over-allotment option, the Company consummated the sale of 748,574 Over-Allotment Warrants at a purchase price of $1.00 per warrant in a private placement to the Sponsor and A Anchor Investors, generating gross proceeds of $748,574, for an aggregate total of $8,998,574 in gross proceeds from the sale of the Private Warrants and Over-Allotment Warrants. Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On February 23, 2021, the Sponsor was issued 7,187,500 Founder Shares for an aggregate of $25,000 paid to cover certain expenses on behalf of the Company. On July 14, 2021, the Company repurchased 2,156,250 Founder Shares from the Company’s Sponsor for an aggregate consideration of $0.001, resulting in an aggregate of 5,031,250 Founder Shares outstanding. The Founder Shares included an aggregate of up to 656,250 Class B ordinary shares subject to repurchase by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in

SDCL EDGE ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

part, so that the holders of the Founder Shares will own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering. Following the partial exercise of the underwriters’ over-allotment option on November 16, 2021, 32,439 Founder Shares were repurchased and cancelled by the Company. No other Founder Shares remain subject to forfeiture.

The Sponsor has agreed that, subject to certain limited exceptions, the Founder Shares will not be transferred, assigned, or sold until the earlier of (i) one year after the completion of a Business Combination or (ii) subsequent to an initial Business Combination, (x) if the closing price of Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after an initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the public shareholders having the right to exchange their ordinary shares for cash, securities or other property.

The A Anchor Investors purchased a total of 4,000,000 Units in the Initial Public Offering at the offering price of $10.00 per Unit. In addition to the A Anchor Investors, two qualified institutional buyers or accredited investors not affiliated with the Company, the Sponsor, the Company’s directors or any member of management (the “3.6% B Anchor Investors”), purchased 1,575,000 Units each in the Initial Public Offering at the offering price of $10.00 per Unit, three qualified institutional buyers or accredited investors not affiliated with the Company, the Sponsor, the Company’s directors or any member of management (the “4.0% B Anchor Investors”), purchased 1,749,999 Units each in the Initial Public Offering at the offering price of $10.00 per Unit, and two qualified institutional buyers or accredited investors not affiliated with the Company, the Sponsor, the Company’s directors or any member of management (the “Additional 4.0% B Anchor Investors” and, together with the 3.6% B Anchor Investors and the 4.0% B Anchor Investors, the “B Anchor Investors”), purchased 1,732,500 Units each in the Initial Public Offering at the offering price of $10.00 per Unit, or an aggregate of 15,864,997 Units for all anchor investors (the “Anchor Investors” which includes the A Anchor Investors and the B Anchor Investors).

As the Anchor Investors purchased Units during the Initial Public Offering, should they vote the shares included therein in favor of an initial Business Combination, no votes from other public shareholders would be required to approve an initial Business Combination. The Anchor Investors may have different interests with respect to a vote on an initial Business Combination than other public shareholders due to their ownership interests in the Company.

Pursuant to such Units, the Anchor Investors have not been granted any shareholder or other rights in addition to those afforded to the Company’s other public shareholders. Further, the Anchor Investors are not required to (i) hold any Units, Class A ordinary shares or warrants they purchased in the Initial Public Offering or thereafter for any amount of time, (ii) vote any Class A ordinary shares they may own at the applicable time in favor of a Business Combination or (iii) refrain from exercising their right to redeem their Public Shares at the time of a Business Combination. The Anchor Investors have the same rights to the funds held in the Trust Account with respect to the Class A ordinary shares underlying the Units they purchased in the Initial Public Offering as the rights afforded to the Company’s other public shareholders.

Each Anchor Investor has entered into separate investment agreements with the Company and the Sponsor. The A Anchor Investors purchased 503,125 Founder Shares each, or an aggregate of 1,006,250 Founder Shares, from the Sponsor for a purchase price of $2,500 each, or an aggregate of $5,000, at the closing of the Initial Public Offering. The 3.6% B Anchor Investors purchased 181,125 Founder Shares each, or an aggregate of 362,250 Founder Shares, from the Sponsor for a purchase price of $900 each, or an aggregate of $1,800, at the closing of the Initial Public Offering. The 4.0% B Anchor Investors purchased 201,250 Founder Shares each, or an aggregate of 603,750 Founder Shares, from the Sponsor for a purchase price of $1,000 each, or an aggregate of $3,000, at the closing of the Initial Public Offering. The Additional 4.0% B Anchor Investors purchased 201,250 Founder Shares each, or an aggregate of 402,500 Founder Shares from the Sponsor for a purchase price of $1,000 each, or an aggregate of $2,000, at the closing of the Initial Public Offering (or an aggregate of 2,374,750 Founder Shares for all Anchor Investors for a total combined purchase price of $11,800). Pursuant to the investment agreements, the Anchor Investors have agreed to (a) vote any Founder Shares held by them in favor of a Business Combination and (b) subject any Founder Shares held by them to the same lock-up restrictions as the Founder Shares held by the Sponsor and independent directors.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

Due to the partial exercise of the over-allotment option by the underwriters on November 16, 2021, the Company repurchased and cancelled 32,439 Founder Shares, which included 3,244 Founder Shares from each A Anchor Investor (or an aggregate of 6,488 Founder Shares), 1,168 Founder Shares from each 3.6% B Anchor Investor (or an aggregate of 2,336 Founder Shares), 1,298 Founder Shares from each 4.0% B Anchor Investor (or an aggregate of 3,894 Founder Shares), 1,298 Founder Shares from each Additional 4.0% B Anchor Investor (or an aggregate of 2,596 Founder Shares), and 17,125 Founder Shares from the Company’s Sponsor. As a result, 15,314 Founder Shares held by Anchor Investors were repurchased and canceled by the Company, resulting in an aggregate of 2,359,436 Founder Shares held by all Anchor Investors.

The Company estimated the fair value of the Founder Shares attributable to the Anchor Investors to be $18,969,890 or $8.04 per share. The excess of the fair value of the Founder Shares sold over the purchase price of $11,725 (or $0.005 per share) was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A. Accordingly, the offering cost was allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to derivative warrant liabilities were expensed immediately in the statement of operations. Offering costs allocated to the Public Shares were charged to shareholders’ deficit upon the completion of the Initial Public Offering.

Due to Sponsor

Due to Sponsor consists of advances from the Sponsor to pay for offering costs and formation costs on behalf of the Company and accrued costs incurred under the administrative support agreement of $134,652 and $37,628 as of December 31, 2023 and 2022, respectively, and are payable on demand.

Administrative Support Agreement

On October 28, 2021, the Company entered into an agreement to pay an affiliate of the Sponsor a total of $20,000 per month for office space, administrative and support services. The Company originally would have ceased paying these monthly fees as of October 28, 2023 (24 months from the start of the agreement) regardless of whether a Business Combination had been executed or not. However, in connection with the Extension Proposal, the administrative support agreement was extended through the Extended Date. During each of the years ended December 31, 2023 and 2022, $240,000 of administrative support expenses were incurred.

Investment Advisory Agreement

On October 28, 2021, the Company and the Sponsor entered into an agreement with Sustainable Development Capital LLP (the “Advisor”), a London-based investment firm and affiliate of the Company and Sponsor, whereby the Advisor agreed to provide administrative, consulting, and other services to affect the Company’s initial Business Combination (the “Investment Advisory Agreement”). In consideration of the services performed: (1) the Company and Sponsor shall procure the transfer of the legal and beneficial title to at least 659,844 Founder Shares, or at the sole election of the Sponsor, the payment of an amount equal to the cash value (as determined as of the date of such payment) of such number of Founder Shares, to the Advisor immediately prior to the winding up and liquidation of the Sponsor, or such other date as shall be agreed in writing between the Sponsor and Advisor; and (2) the Sponsor shall pay to the Advisor the sum of $20,000 per month as an ongoing advisory fee and subject to the terms and conditions of the Investment Advisory Agreement. The compensation expense related to the above Founder Share transfer of 659,844 shares is amortized on a straight-line basis from the grant date of October 28, 2021 (the date at which the Investment Advisory Agreement was signed, and the date at which all parties reached a mutual understanding of the key terms and conditions of the share-based payment) to November 2, 2023 (the original date at which the combination period for the Company’s initial Business Combination would have expired). Such Investment Advisory Agreement is accounted for under ASC 718.

For the years ended December 31, 2023 and 2022, there were $0 and $24,062 of costs recorded for web-based services provided by the Advisor within the statements of operations, respectively.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

Promissory Notes

In order to finance transaction costs in connection with an intended initial Business Combination, the Company’s sponsor or an affiliate of the Sponsor or certain of the officers and directors may, but are not obligated to, loan the Company funds as may be required. If the Company completes an initial Business Combination, it may repay such loaned amounts out of the proceeds of the Trust Account released to the Company. In the event that an initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Company’s Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. The terms of such loans by the officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. The Company does not expect to seek loans from parties other than the Company’s Sponsor, its affiliates or the management team as the Company does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Company’s Trust Account.

On September 8, 2023, the Company entered into a promissory note with the Sponsor (“Sponsor Loan”) for up to $1,200,000. Pursuant to the Sponsor Loan, the Sponsor, in its sole and absolute discretion, may fund costs reasonably related to the consummation of an initial Business Combination in response to the Company’s written request for drawdown of loan principal from time to time until the date on which the Company consummates an initial Business Combination. The principal balance of the Sponsor Loan shall be payable on the earliest to occur of (i) the date on which the Company consummates an initial Business Combination and (ii) the date that the winding up is effective. Outstanding loan amounts are convertible, at the Sponsor’s option, into certain warrants at a price of $1.00 per warrant, with holders entitled to certain specified registration rights under that certain registration rights agreement by and among the Company, Sponsor and certain other investors in the initial public offering of the Company, dated as of October 28, 2021 (the “Registration Rights Agreement”). Interest does not accrue on the Sponsor Loan. The maturity date of the Sponsor Loan may be accelerated upon the occurrence of an Event of Default (as defined therein). Any outstanding principal under the Sponsor Loan may be prepaid at any time by the Company at its election and without penalty. On October 2, 2023 and December 14, 2023, the Company withdrew $300,000, respectively, from the Sponsor Loan, which has not yet been repaid as of December 31, 2023. As of December 31, 2023, the Company has $600,000 outstanding under the Sponsor Loan.

On September 29, 2023, the Company entered into a promissory note with Seaside for up to $150,000 (the “Seaside Loan”). Pursuant to the Seaside Loan, Seaside, in its sole and absolute discretion, may fund costs reasonably related to the consummation of an initial Business Combination in response to the Company’s written request for drawdown of loan principal from time to time until the date on which the Company consummates an initial Business Combination. The principal balance of the Seaside Loan shall be payable on the earliest to occur of (i) the date on which the Company consummates an initial Business Combination and (ii) the date that the winding up is effective. Outstanding loan amounts are convertible, at Seaside’s option, into certain warrants, at $1.00 per warrant, with holders entitled to certain specified registration rights under the Registration Rights Agreement. Interest does not accrue on the Seaside Loan. The maturity date of the Seaside Loan may be accelerated upon the occurrence of an Event of Default (as defined therein). Any outstanding principal under the Seaside Loan may be prepaid at any time by the Company at its election and without penalty. On October 4, 2023 and December 18, 2023, the Company withdrew $37,500, respectively, from the Seaside Loan, which has not yet been repaid as of December 31, 2023. As of December 31, 2023, the Company has $75,000 outstanding under the Seaside Loan.

On October 10, 2023, the Company entered into a promissory note with Capricorn for up to $150,000 (the “Capricorn Loan”). Pursuant to the Capricorn Loan, Capricorn, in its sole and absolute discretion, may fund costs reasonably related to the consummation of an initial Business Combination in response to the Company’s written request for drawdown of loan principal from time to time until the date on which the Company consummates an initial Business Combination. The principal balance of the Capricorn Loan shall be payable on the earliest to occur of (i) the date on which the Company consummates an initial Business Combination and (ii) the date that the winding up is effective.

SDCL EDGE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

Outstanding loan amounts are convertible, at Capricorn’s option, into certain warrants, at $1.00 per warrant, with holders entitled to certain specified registration rights under the Registration Rights Agreement. Interest does not accrue on the Capricorn Loan. The maturity date of the Capricorn Loan may be accelerated upon the occurrence of an Event of Default (as defined therein). Any outstanding principal under the Capricorn Loan may be prepaid at any time by the Company at its election and without penalty. On November 13, 2023, the Company withdrew $37,500, from the Capricorn Loan, which has not yet been repaid as of December 31, 2023. As of December 31, 2023, the Company has $37,500 outstanding under the Capricorn Loan.

The fair value option was elected (see Note 2) and, as such, the fair value of the Promissory Notes of $55,500 is reflected on the balance sheet as of December 31, 2023. The fair value of the Promissory Notes upon issuance was $66,289.

Funding Undertaking and Promissory Notes

On November 2, 2023, the Company entered into a Funding Undertaking and Promissory Note with the Sponsor in connection with deposits to be made into the Trust Account in relation to the extension. Commencing two business days following the date of the agreement (the “Initial Funding Date”) and on the first business day of each month thereafter until the earliest to occur of (i) the date on which the Company consummates its initial business combination (the “Maturity Date”), (ii) the date the winding up or liquidation of the Company becomes effective, and (iii) July 2, 2024, the Sponsor will fund non-interest bearing deposits of $174,116 into the Trust Account. On the Maturity Date, the Company will pay the Sponsor an amount equal to the aggregate amount funded. In the event that the Company winds up or liquidates prior to the Maturity Date, the Sponsor will have no claims under this agreement and the Company has no obligation to pay the Sponsor under this agreement. Deposits of $174,116 were made into the Trust Account on each of November 7, 2023 and December 4, 2023. As of December 31, 2023, $348,232 was outstanding under this note.

Pursuant to the terms of the Funding Undertaking and Promissory Note with the Sponsor, the Sponsor shall receive the right to be issued 1,650 Class A ordinary shares of the Company upon the successful completion of a Business Combination, for each deposit that is made into the Trust Account under the note.

The Company determined that redemption upon a Business Combination would create a substantial premium due to the issuance of the Class A ordinary shares to the Sponsor. In accordance with ASC 815-15-25, the proceeds from the issuance of the Funding Undertaking and Promissory Note with the Sponsor were allocated to the note and to the redemption of the note upon a successful Business Combination using the with-and-without method. Under this method, the Company first allocated the proceeds from the issuance of the note to the redemption feature based on their initial fair value measurement of $1,593 as of November 7, 2023 and $1,596 as of December 4, 2023. The measurement of the fair value of the redemption feature was determined by applying a probability weighted adjustment for a successful Business Combination to the trading value of the Class A ordinary shares on the date of each draw. See Note 9 for additional details on the assumptions used. The initial discount of the Funding Undertaking and Promissory Note with the Sponsor was $3,189. As of December 31, 2023 the discount is $2,841, with the change in fair value of $348 included in the accompanying statement of operations.

The Company complies with ASC Topic 835, Interest (“ASC 835”). In accordance with ASC 835-30, discounts to the principal amounts are included in the carrying value of the notes and amortized to “Interest expense” over the remaining term of the underlying debt to the Maturity Date. During the year ended December 31, 2023, the Company recorded a $3,189 debt discount upon the draws under the note. The discount is being amortized to interest expense over the term of the debt to the date that the Company has to complete a Business Combination of July 2, 2024. The carrying value of the promissory notes, net of discount are $345,608 and $0 as of December 31, 2023 and 2022, respectively. For the year ended December 31, 2023, the amortization of the discount resulted in interest expense of $565.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

On November 2, 2023, the Company entered into a Funding Undertaking and Promissory Note with Seaside in connection with deposits to be made into the Trust Account in relation to the extension. Commencing on the Initial Funding Date and on the first business day of each month thereafter until the earliest to occur of (i) the Maturity Date, (ii) the date the winding up or liquidation of the Company becomes effective, and (iii) July 2, 2024, Seaside will fund non-interest bearing deposits of $37,942 into the Trust Account. On the Maturity Date, the Company will pay Seaside an amount equal to the aggregate amount funded. In the event that the Company winds up or liquidates prior to the Maturity Date, Seaside will have no claims under this agreement and the Company has no obligation to pay Seaside under this agreement. Deposits of $37,942 were made into the Trust Account on each of November 7, 2023 and December 4, 2023. A deposit of $37,924 was made into the Trust Account on December 28, 2023. As of December 31, 2023, $113,808 was outstanding under this note.

On November 2, 2023, the Company entered into a Funding Undertaking and Promissory Notes with Capricorn in connection with deposits to be made into the Trust Account in relation to the extension. Commencing on the Initial Funding Date and on the first business day of each month thereafter until the earliest to occur of (i) the Maturity Date, (ii) the date the winding up or liquidation of the Company becomes effective, and (iii) July 2, 2024, Capricorn will fund non-interest bearing deposits of $37,942 into the Trust Account. On the Maturity Date, the Company will pay Capricorn an amount equal to the aggregate amount funded. In the event that the Company winds up or liquidates prior to the Maturity Date, Capricorn will have no claims under this agreement and the Company has no obligation to pay Capricorn under this agreement. Deposits of $37,942 were made into the Trust Account on each of November 7, 2023, December 4, 2023, and December 28, 2023. As of December 31, 2023, $113,826 was outstanding under this note.

For the Funding Undertaking and Promissory Notes with Seaside and Capricorn, the Company evaluated whether the agreements would meet the scope exception for common control under ASC 835-30, Interest — Imputation of Interest. The Company determined that the agreements would not meet the scope exception. As such, the Company determined that a discount should be recorded on the proceeds from the notes, The discount will be amortized over the length of the loans. The Company considered this to be until July 2, 2024 as a Business Combination cannot be considered probable to occur until it is consummated. The Company recorded the discount recorded on the notes as capital contributions increasing additional paid-in capital on the statement of changes in shareholders’ deficit on the date the loans were funded. As the Company would be unable to repay its debt obligations in the event that it fails to complete an initial Business Combination, its debt obligations are highly vulnerable to nonpayment and the Company is dependent on favorable business, financial, and economic conditions to be able to meet its financial commitments on debt obligations. As such, the Company determined that the effective interest rate on each funding date would be calculated by using the six month and one year CCC federal reserve rates interpolated for the term from the draw date until July 2, 2024. The interest rate on the dates of funding of November 7, 2023, December 4, 2023, and December 28, 2023 were 16.48%, 16.19%, and 14.13%, respectively. The initial discount recorded on the notes for the year ended December 31, 2023 was $19,716. The carrying value of the promissory notes, net of discount are $210,483 and $0 as of December 31, 2023, and 2022, respectively. For the years ended December 31, 2023 and 2022, the amortization of the discount resulted in interest expense of $2,565 and $0, respectively.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares, Private Placement Warrants, Public Warrants that may be issued upon conversion of the working capital loans (the “Working Capital Loans”) (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants issued upon conversion of the Working Capital Loans) and Promissory Notes (and any Class A ordinary shares issuable upon the exercise of the Promissory Notes and warrants issued upon conversion of the Promissory Notes) are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of a Business Combination. The Company bears the expenses incurred in connection with the filing of any such registration statements.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

Underwriters Agreement

In connection with the Initial Public Offering, the underwriters were granted a 45-day option from the date of the Initial Public Offering to purchase up to 2,625,000 additional Units to cover over-allotments. On November 16, 2021, the underwriters partially exercised the over-allotment option and purchased an additional 2,495,246 Units at an offering price of $10.00 per Unit, generating additional gross proceeds of $24,952,460 to the Company.

The underwriters received a cash underwriting discount of $0.20 per Unit, or $3,999,049 in the aggregate, which became payable at the closing of the Initial Public Offering. In addition, the underwriters were entitled to a deferred fee of $0.35 per Unit, or $6,998,336 in the aggregate. In July and October 2022, the deferred underwriting fee was waived in full by Goldman Sachs & Co. LLC Securities, Inc., and BofA Securities, Inc., the underwriters. Upon the Initial Public Offering, a portion of the entire deferred underwriting fee was allocated to Public Warrants, which resulted in a charge to the statement of operations. Therefore, a portion of this waived deferred underwriting fee was recorded as a gain in the statement of operations in the amount of $342,975 for the year ended December 31, 2022. The remaining $6,655,361 was recorded as a reduction to accumulated deficit as of December 31, 2022.

Vendor Agreements

Since inception, the Company has engaged a legal firm (the “Legal Advisor”) to provide services related to the Company’s Initial Public Offering, the search for a prospective initial Business Combination, and the structuring of a transaction. Fees incurred by the Legal Advisor have been recorded as accrued contingent legal costs on the balance sheets. The payment of these fees is contingent upon the consummation of a Business Combination. As of December 31, 2023 and 2022, the Company had accrued contingent legal costs of $6,449,593 and $2,066,035, respectively.

On September 19, 2023, the Company entered into an agreement with a financial advisory firm (the “Financial Advisor”) for financial advisory services such as structuring a transaction, assistance in negotiations, guidance on valuation in connection with a transaction, and other customary services in connection with a Business Combination. Pursuant to this agreement, the Company will pay the Financial Advisor a fee of $7,000,000 contingent upon the consummation of a Business Combination. Additionally, upon the consummation of a private investment in public equity (“PIPE”) transaction, the Company will pay to the Financial Advisor a fee equal to 3.5% of (i) the gross proceeds raised or received by any PIPE issuer and/or its shareholders in the PIPE transaction, plus (ii) any amounts remaining in the Trust Account as of the closing of a Business Combination after giving effect to all redemptions of shares of the Company elected by the shareholders of the Company ((i) and (ii) together, the “Proceeds”) (the “PIPE Transaction Fee”). The PIPE Transaction Fee paid to the Financial Advisor shall not be less than 1.75% of the Proceeds.

Other Agreements

Pursuant to a share award letter dated October 17, 2023, entered into by and between the Company and Harebell S.r.l. (“Harebell”), Harebell will be paid a finder’s fee of 25,000 Class A ordinary shares in connection with consummation of the Target Business Combination. The Company evaluated the agreement pursuant to ASC 718. Under ASC 718, it was determined that as the share issuance is contingent upon the closing of the Target Business Combination, there is a performance condition that is required to be met. As a Business Combination cannot be considered probable until it occurs, the Company has determined that no expense will be recorded until the Company consummates its initial Business Combination.

NOTE 7. WARRANTS

A warrant holder may exercise their warrants only for a whole number of Class A ordinary shares. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. Accordingly, unless the warrant holder purchases at least two Units, they will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of an initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 7. WARRANTS (cont.)

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a current prospectus relating thereto is current, subject to satisfying the obligations described below with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue Class A ordinary shares upon exercise of a warrant unless Class A ordinary shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a Unit containing such warrant, if not cash settled, will have paid the full purchase price for the Unit solely for the Class A ordinary shares underlying such Unit.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of an initial Business Combination, the Company will use the commercially reasonable efforts to file with the SEC a registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants, and the Company will use the commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of an initial Business Combination and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed; provided that if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at the option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00. Once the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants (except with respect to the Private Placement Warrants):

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of thirty (30) days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant from share divisions, share capitalizations, reorganizations, recapitalizations and the like) for any twenty (20) trading days within a 30-trading day period ending three (3) trading days before the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants for cash unless a registration statement under the Securities Act covering the issuance of the shares of Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period, unless the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable, the Company may exercise the redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 7. WARRANTS (cont.)

Redemption of warrants when the price per share of Class A ordinary share equals or exceeds $10.00. Commencing ninety days after the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants:

●	in whole and not in part;

●	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the fair market value of the Company’s Class A ordinary shares except as otherwise described below;

●	if, and only if, the closing price of the Company’s Class A ordinary shares equals or exceeds $10.00 per Public Share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant from share divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

●	if the closing price of the Company’s Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant from share divisions, share capitalizations, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of an initial Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor, Anchor Investors, or their affiliates, without taking into account any Founder Shares held by the Sponsor, the Company’s Anchor Investors or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of an initial Business Combination on the date of the completion of an initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the shares of Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates an initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger prices described above under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” and “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 100% and 180%, respectively, of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the warrants sold as part of the Units in the Initial Public Offering except that, so long as they are held by the Sponsor, the A Anchor Investors, or their permitted transferees: (1) they will not be redeemable (except as described above under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00”); (2) they (including the Class A ordinary shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of an initial Business Combination, as described below; (3) they may be exercised by the holders on a cashless basis; and (4) they (including the ordinary shares issuable upon exercise of these warrants) are entitled to registration rights.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 7. WARRANTS (cont.)

The Company accounts for the 18,996,197 warrants that were issued in connection with the Initial Public Offering (9,997,623 Public Warrants and 8,998,574 Private Placement Warrants) in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability due to the existence of provisions whereby adjustments to the exercise price of the warrants is based on a variable that is not an input to the fair value of a “fixed-for-fixed” option and the existence of the potential for net cash settlement for the warrant holders (but not all shareholders) in the event of a tender offer.

The accounting treatment of derivative financial instruments requires that the Company record the warrants as derivative liabilities at fair value upon the closing of the Initial Public Offering. The Public Warrants were allocated a portion of the proceeds from the issuance of the Units equal to its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to its current fair value, with the change in fair value recognized in the Company’s statements of operations. The Company will reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification.

NOTE 8. SHAREHOLDERS’ DEFICIT

Preference shares — The Company is authorized to issue 5,000,000 preference shares, $0.0001 par value, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2023 and 2022, there were no preference shares issued or outstanding.

Class A ordinary shares — The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of December 31, 2023 and 2022, there were 13,177,933 and 19,995,246 Class A ordinary shares issued and outstanding, including 13,177,933 and 19,995,246 Class A ordinary shares subject to possible redemption, respectively.

Class B ordinary shares — The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. As of December 31, 2023 and 2022, there were 4,998,811 Class B ordinary shares outstanding.

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders except as required by law.

The Class B ordinary shares will automatically convert into the Company’s Class A ordinary shares at the time of an initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the Company’s Initial Public Offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of an initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in an initial Business Combination and any Private Placement Warrants issued to the Company’s Sponsor, the A Anchor Investors, the Company’s affiliates or any member of the management team upon conversion of the Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 9. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2023 and 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	Amount at Fair Value	Level 1	Level 2	Level 3
December 31, 2023
Liabilities
Warrant liability – Public Warrants	$299,929	$299,929	$—	$—
Warrant liability – Private Placement Warrants	269,957	—	—	269,957
Convertible promissory notes – related party	55,500	—	—	55,500
Derivative liability – promissory note – related party redemption feature	2,841	2,841	—	—
	$628,227	$302,770	$—	$325,457
December 31, 2022
Assets
Investments held in Trust Account:
Money market investments	$204,641,162	$204,641,162	$—	$—
Liabilities
Warrant liability – Public Warrants	1,599,620	1,599,620	—	—
Warrant liability – Private Placement Warrants	1,439,771	—	—	1,439,771
	$3,039,391	$1,599,620	$—	$1,439,771

The measurement of the Public Warrants as of December 31, 2023 is classified as Level 1 due to the use of an observable market quote in an active market under the ticker SEDA.WS. The quoted price of the Public Warrants was $0.03 and $0.16 per warrant as of December 31, 2023 and December 31, 2022, respectively.

The Company utilizes a Monte Carlo simulation model to value the Private Placement Warrants at each reporting period, with changes in fair value recognized in the statement of operations. The estimated fair value of the Private Placement warrant liability is determined using Level 3 inputs. Inherent in a Monte Carlo simulation model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

The Company utilizes a Black-Scholes model to value the Promissory Notes at each reporting period, with changes in fair value recognized in the statement of operations. The estimated fair value of the Promissory Notes is determined using Level 3 inputs. Inherent in the Black-Scholes model are assumptions related to expected warrant volatility, expected term, risk-free interest rate, dividend yield, warrant price, and strike price. The Company estimates the volatility of its warrants based on historical volatility. The expected term of the warrants is assumed to be equivalent to their remaining contractual term. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

SDCL EDGE ACQUISITION CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 9. FAIR VALUE MEASUREMENTS (cont.)

The measurement of the Derivative liability - promissory note – related party redemption feature as of December 31, 2023 is classified using Level 1 inputs due to the use of an observable market quote in an active market under the ticker SEDA. The fair value of the Derivative liability promissory note – related party redemption feature was calculated by using the quoted price of the Company’s shares on the date of each deposit made by the Sponsor into the Trust Account. On November 7, 2023 and December 7, 2023, the closing price of the Company’s shares was $10.73 and $10.76, respectively. Management used the estimated probability of completion of a business combination to calculate the fair value of the shares. The fair value of the Derivative liability – promissory note – related party redemption feature as of December 31, 2023 was calculated by using the quoted price of the Company’s shares of $10.76 and estimated probability of completion of a Business Combination.

The aforementioned warrant liabilities are not subject to qualified hedge accounting.

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period.

The following table provides the significant inputs to the Monte Carlo simulation model for the fair value of the Private Placement Warrants:

	As of December 31, 2023	As of December 31, 2022
Stock price	$10.76	$10.06
Exercise price	$11.50	$11.50
Dividend yield	—%	—%
Expected term (in years)	5.50	5.34
Volatility	5.9%	5.0%
Risk-free rate	3.78%	3.91%
Fair value	$0.03	$0.16

The following table provides the significant inputs to the Black-Scholes simulation model for the fair value of the Promissory Notes:

	As of October 4, 2023 (Initial Measurement)	As of November 13, 2023 (Initial Measurement)	As of December 18, 2023 (Initial Measurement)	As of December 31, 2023
Warrant fair value	$0.10	$0.10	$0.03	$0.03
Exercise price	$1.00	$1.00	$1.00	$1.00
Dividend yield	—%	—%	—%	—%
Expected term (in years)	0.75	0.64	0.51	0.51
Warrant volatility	275.7%	291.4%	283.1%	283.1%
Risk-free rate	5.50%	5.50%	5.30%	5.30%

The following table presents the changes in the fair value of the Company’s Level 3 financial instruments that are measured at fair value:

Fair value as of December 31, 2022 – Level 3 investment	$1,439,771
Change in fair value of private placement warrants	(1,169,814)
Initial value of draw on convertible promissory note – related party on October 4, 2023	36,600
Initial value of draw on convertible promissory note – related party on November 13, 2023	3,400
Initial value of draw on convertible promissory note – related party December 18, 2023	26,289
Change in fair value of convertible promissory notes	(10,789)
Fair value as of December 31, 2023 – Level 3 investments	$325,457

SDCL EDGE ACQUISITION CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 9. FAIR VALUE MEASUREMENTS (cont.)

The Company recognized a gain of $2,469,505 for the year ended December 31, 2023, and a gain of $6,458,708 for the year ended December 31, 2022, in connection with changes in the fair value of the Public Warrants and Private Placement Warrants, which is recorded in the statements of operations.

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than the below and as disclosed in Note 1, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

●

Pursuant to the Funding Undertaking and Promissory Note agreements, between January 1, 2024 and April 10, 2024, the Sponsor and the A Anchor Investors deposited $924,062 in aggregate into the Trust Account in relation to the extension deposits.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
cunova Core Business

Opinion on the Combined Financial Statements

We have audited the accompanying combined statements of financial position of cunova Core Business (the “Company”), as of December 31, 2023 and 2022, and the related combined statements of profit or loss, other comprehensive income or loss, changes in net investment, and cash flows for the year ended December 31, 2023 (Successor), and for the period from February 1, 2022 to December 31, 2022 (Successor), and for the period from January 1, 2022 to January 31, 2022 (Predecessor) and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2023 (Successor), and for the period from February 1, 2022 to December 31, 2022 (Successor), and for the period from January 1, 2022 to January 31, 2022 (Predecessor), in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

We draw attention to Note 2, “Basis of Preparation” to the combined financial statements with respect to the principles and conventions applied to the preparation and presentation of the combined financial statements. Our opinion is not modified with respect to this matter.

We have served as the Company’s auditor since 2023.

Melville, New York

May 6, 2024

UHY-US.com | An independent member of UHY International

Combined statements of financial position of the cunova core business as of
December 31, 2023 and 2022

		Successor
Assets in € thousand	Notes	December 31, 2023	December 31, 2022
Non current assets
Intangible assets, net and goodwill	6	206,218	214,910
Property, plant and equipment, net	7	87,079	86,731
Equity method investments	8	1,772	1,696
Other non current assets	9	132	131
Deferred tax assets	22	1,021	517
Total non current assets		296,221	303,985

Current assets
Inventories, net	10	132,017	129,496
Trade receivables, net	11	37,205	37,833
Current financial assets	12	2,252	6,535
Current tax assets	22	47	103
Other receivables and current assets	13	3,268	3,754
Cash and cash equivalents	14	18,732	18,856
Assets held for sale	15	1,393	1,741
Total current assets		194,914	198,318

Total assets		491,135	502,303

The accompanying notes are an integral part of these combined financial statements.

Combined statements of financial position of the cunova core business as of
December 31, 2023 and 2022

		Successor
Net investment and Liabilities in € thousand	Notes	December 31, 2023	December 31, 2022
Net investment
Net investment attributable to the shareholders of PP S&C Holding GmbH		8,957	15,927
Other comprehensive income		1,961	2,378
Net investment attributable to the shareholders of the cunova core business	16	10,918	18,305
Non controlling interest		10,789	16,691
Total net investment		21,707	34,996

Non current liabilities
Retirement benefit provisions	17	11,085	9,574
Non current financial liabilities	19	267,518	267,374
Other non current liabilities	21	476	419
Deferred tax liabilities	22	43,452	47,975
Total non current liabilities		322,531	325,342

Current liabilities
Other current provisions	18	239	305
Current financial liabilities	19	27,562	33,621
Trade payables	20	77,645	78,502
Current tax liabilities	22	13,845	6,877
Other current liabilities	21	27,018	21,919
Liabilities directly associated with assets held for sale	15	587	741
Total current liabilities		146,896	141,965
Total liabilities		469,428	467,307

Total net investment and liabilities		491,135	502,303

The accompanying notes are an integral part of these combined financial statements.

Combined statements of profit or loss of the cunova core business for the year ended
December 31, 2023, for the period from February 1, 2022 through December 31, 2022 and for the period from January 1, 2022 through January 31, 2022

		Successor		Predecessor
in € thousand	Note	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Revenue	23	416,227	396,447	34,108
Change in unfinished and finished products		7,836	87	(26)
Own work capitalized		329	194	3
Other operating income	24	2,130	2,139	106
Cost of material	25	(251,542)	(262,612)	(21,097)
Personnel expenses	26	(74,299)	(62,473)	(5,541)
Depreciation, amortization and impairments	6.7	(25,833)	(39,310)	(1,006)
Other operating expenses	27	(50,200)	(46,916)	(3,894)
Operating profit (loss)		24,648	(12,444)	2,653

Share of profit or loss of equity method investments	28	77	36	—
Financial income	29	72	783	188
Financial expense	29	(32,737)	(21,400)	(488)
(Loss) profit before tax		(7,940)	(33,025)	2,353

Income taxes	30	(4,198)	6,633	(751)

(Loss) profit for the period		(12,138)	(26,392)	1,602

Thereof attributable to
- Shareholders of the cunova core business		(6,972)	(14,640)	1,564
- Non controlling interest		(5,166)	(11,752)	38

The accompanying notes are an integral part of these combined financial statements.

Combined statements of other comprehensive income or loss of the cunova core business for the year ended
December 31, 2023, for the period from February 1, 2022 through December 31, 2022 and for the period from January 1, 2022 through January 31, 2022

		Successor		Predecessor
in € thousand	Note	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
(Loss) profit for the period		(12,138)	(26,392)	1,602

Other comprehensive (loss) income
Items that may be subsequently reclassified to profit or loss
Differences from foreign exchange translation		(180)	(512)	(280)

Items that will not be reclassified to profit or loss
Actuarial gains / losses pension provision	17	(1,145)	7,170	—
Income taxes		357	(2,236)	—
Total other comprehensive income effects		(968)	4,422	(280)

Total comprehensive (loss) income		(13,106)	(21,970)	1,322

Thereof attributable to
- Shareholders of the cunova core business		(7,389)	(12,262)	1,297
- Non controlling interest		(5,717)	(9,708)	25

The accompanying notes are an integral part of these combined financial statements.

Combined statements of changes in net investment of the cunova core business for the year ended
December 31, 2023, for the period from February 1, 2022 through December 31, 2022 and for the period from January 1, 2022 through January 31, 2022

in € thousand	Net investment attributable to the KME Group	Net investment attributable to the shareholders of PP S&C Holding GmbH	Fair value financial instruments	Differences from foreign exchange translation	Actuarial gains / losses pension provision	Net investment attributable to the shareholders of the cunova core business	Non controlling interest	Total net investment
Predecessor
As of January 1, 2022	(42,999)	—	(47)	(168)	136	(43,078)	1,621	(41,457)

OCI effects
Exchange differences from the translation of foreign subsidiaries	—	—	—	(267)	—	(267)	(13)	(280)

Total OCI	—	—	—	(267)	—	(267)	(13)	(280)
Profit for the period	1,564	—	—	—	—	1,564	38	1,602
Total results	1,564	—	—	(267)	—	1,297	25	1,322
Other changes in net investment	—	—	—	—	—	—	2	2
Transactions with the KME Group	(1,504)	—	—	—	—	(1,504)	—	(1,504)
As of January 31, 2022	(42,939)	—	(47)	(435)	136	(43,285)	1,648	(41,637)

Successor
As of February 1, 2022	—	30,567	—	—	—	30,567	21,479	52,046

OCI effects
Exchange differences from the translation of foreign subsidiaries	—	—	—	(335)	—	(335)	(177)	(512)
Gain from pension obligations and other employee benefits	—	—	—	—	3,943	3,943	3,227	7,170
Income taxes	—	—	—	—	(1,230)	(1,230)	(1,006)	(2,236)

Total OCI	—	—	—	(335)	2,713	2,378	2,044	4,422
Loss for the period	—	(14,640)	—	—	—	(14,640)	(11,752)	(26,392)
Total results	—	(14,640)	—	(335)	2,713	(12,262)	(9,708)	(21,970)
Other changes in net investment	—		—	—	—	—	(35)	(35)
Transactions with the KME Group	—		—	—	—	—	4,955	4,955
As of December 31, 2022	—	15,927	—	(335)	2,713	18,305	16,691	34,996

As of January 1, 2023	—	15,927	—	(335)	2,713	18,305	16,691	34,996

OCI effects
Exchange differences from the translation of foreign subsidiaries	—	—	—	17	—	17	(197)	(180)
Gain from pension obligations and other employee benefits	—	—	—	—	(630)	(630)	(515)	(1,145)
Income taxes	—	—	—	—	196	196	161	357

Total OCI	—	—	—	17	(434)	(417)	(551)	(968)
Loss for the period	—	(6,972)	—	—	—	(6,972)	(5,166)	(12,138)
Total results	—	(6,972)	—	17	(434)	(7,389)	(5,717)	(13,106)
Other changes in net investment	—	—	—	—	—	—	(185)	(185)
As of December 31, 2023	—	8,957	—	(318)	2,279	10,918	10,789	21,707

The accompanying notes are an integral part of these combined financial statements.

Combined statements of cash flows of the cunova core business for the year ended
December 31, 2023, for the period from February 1, 2022 through December 31, 2022 and for the period from January 1, 2022 through January 31, 2022

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Group result before income taxes	(7,940)	(33,025)	2,353
Depreciation, amortization and impairments	25,833	39,310	1,006
Gains and losses from disposals	183	(9)	—
Financial result	32,665	20,617	300
Change in inventories	(2,372)	43,207	15,487
Change in trade receivables	628	(9,166)	(4,922)
Change in trade payables	(1,330)	(44,197)	(3,660)
Changes in provisions and retirement benefit liabilities	301	434	28
Changes in other assets and liabilities	5,694	(4,886)	5,887
Result from equity accounted investments	(77)	(36)	—
Interest payments	(2,611)	(1,783)	—
Income taxes payments	(1,833)	(1,358)	(60)
Income taxes proceeds	—	—	36
Cash flow from operating activities	49,141	9,108	16,455

Proceeds from disposal of non-current assets	513	25	—
Payments for non-current tangible and intangible assets	(14,484)	(8,474)	(1,607)
Acquisition of businesses, net of cash acquired	—	(4,677)	(12,393)
Cash flow from investing activities	(13,971)	(13,126)	(14,000)

Payments on / proceeds from financial assets	4,230	(1,751)	(371)
Proceeds from bank loans	10,794	8,446	19,624
Repayments of bank loans	(8,640)	(9,042)	(961)
Repayments of / Proceed from shareholder loans	(3,500)	(2,856)	10,612
Prepayments of related party loans	—	(424)	(4,548)
Payments for principle elements of lease liabilities	(4,835)	(4,140)	(385)
Earn-out and holdback payments for prior year acquisition	(12,201)	—	—
Payments on / proceeds from other financial liabilities	2,438	(1,178)	25
Interest received	64	67	1
Interest payments	(23,462)	(7,029)	(139)
Payments for other financial fees	(38)	(326)	—
Transactions with KME Group	—	660	(1,504)
Cash flow from financing activities	(35,150)	(17,573)	22,354
Changes in cash and cash equivalents	20	(21,591)	24,809
Changes in cash and cash equivalents included in assets held for sale	—	(166)	—
Exchange rate related changes in cash and cash equivalents	(144)	475	132
Cash and cash equivalents at the beginning of the period	18,856	40,138	5,292
Cash and cash equivalents at the end of the period	18,732	18,856	30,233

*	Loans from shareholders referring to loans from KME SE in the Predecessor period and Paragon Partners and KME SE in the Successor periods.

The accompanying notes are an integral part of these combined financial statements.

Notes to the combined financial statements of the cunova core business

1)	Business description

PP S&C Holding GmbH (“PP Holding”, the “Successor”) is a limited liability company incorporated under the laws of Germany with its corporate seat in Munich and registered in the commercial register B of the Munich District Court under the number HRB 275474. PP Holding formed the wholly owned subsidiary MAGNET Joint Venture GmbH (“JV GmbH”) to acquire the cunova business. As of January 31, 2022, JV GmbH, a limited liability company incorporated under the laws of Germany with its corporate seat in Osnabrück and registered in the commercial register B of the Osnabrück District Court under the number HRB 217397, received all shares in KME Special Products & Solutions GmbH (“KME SPS”) in exchange for the issuance of its ordinary shares to KME Special Products GmbH & Co. KG (“KME KG”) and became the direct acquirer of the business activities of the cunova business (the “Transfer to JV GmbH”). The Transfer to JV GmbH was accounted for as a business combination using the acquisition method of accounting. See Note 5 — Business Combinations for further details.

Before the Transfer to JV GmbH, the cunova business (the former Special Division of the KME Group) was owned by KME SE (the “Predecessor”). The KME Group comprises the parent company KME SE, Osnabrück, Germany, and its direct and indirect subsidiaries. The KME Group is a European industrial group and is one of the world’s largest manufacturers of copper and copper alloy products.

The current structure was established through the following steps. KME KG, which is a fully owned subsidiary of KME SE, formed KME SPS, a shelf company that was established on April 21, 2021. Simultaneously, Paragon Partners, a German private equity investment company, formed JV GmbH, a shelf company, through PP Holding (the intermediate holding company). KME KG contributed the majority part of its Special Division to KME SPS by way of singular succession as of December 31, 2021. Accordingly, KME KG held 100% of the shares in KME SPS as of December 31, 2021. This internal reorganization within the KME Group was a preparatory step for the later business combination. In the last step, KME KG transferred all shares in KME SPS to JV GmbH as of January 31, 2022, in exchange for the issuance of ordinary shares. In return, PP Holding provided JV GmbH with cash and cash equivalents. After the contribution of shares, KME KG directly holds 45% of the shares in JV GmbH, while PP Holding holds 55% of the shares. Through the transfer of shares, as of January 31, 2022, Paragon Partners acquired control of KME SPS through PP Holding and JV GmbH with JV GmbH directly holding 100% shares in KME SPS. On March 1, 2023, KME SPS was renamed to cunova GmbH.

The cunova management initiated a strategic review of the business portfolio. This strategic review was driven by business strategy considerations, as part of the cunova business is managed independently from the cunova Group and these business activities are not integrated into the business activities of the rest of the cunova Group. The strategic review resulted in the establishment of cunova core business activities and non-core business activities, and defined specific countries and regions management would and would not focus on going forward.

The cunova core business is one of the leading global suppliers of complex, customized casting moulds in the area of melting and casting technologies and a supplier to significant businesses for the continuous casting of ferrous and non-ferrous metals. Using integrated optical measurement and sensor technology, the copper and copper alloy casting moulds raise product quality and improve productivity in the casting process. The maritime applications provide pipes and fittings for shipbuilding and for offshore and onshore facilities, as well as for industrial plants in coastal areas. The pipe systems and fittings made of seawater-resistant copper-nickel alloys prove their worth on offshore production facilities such as drilling rigs, production platforms and floating production storage and offloading units. The products also protect equipment, for example in seawater desalination plants or industrial facilities, from corrosion by seawater. The industrial applications supply the industry with a variety of applications. It supplies bars, profiles and tubes manufactured using a wide range of copper alloys specially adapted to the requirements of customers from all over the world.

The term “cunova core business” will be used hereafter to refer to all core business activities presented in the combined financial statements described below. All other business activities conducted by the cunova business are non-core business activities (“non-core business”) which are managed independently from or not integrated into the cunova core business activities and therefore are not included in the combined financial statements of the cunova core business.

Notes to the combined financial statements of the cunova core business

1)	Business description (cont.)

Given that the cunova core business has not existed as a separate legal entity for the historical period to be presented, PP Holding prepared combined financial statements that provide potential investors with the most useful information based on management’s track record to evaluate the historical performance of the cunova core business. Since PP Holding holds 55% of the shares in JV GmbH, the direct acquirer of the cunova core business, 45% of the shares of KME KG in JV GmbH are presented as non-controlling interest. This non-controlling interest is measured at fair value at the acquisition date.

2)	Basis of preparation

These combined financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The cunova core business presents its combined financial statements in Euros which it determined to be its functional and presentation currency. All amounts are stated in thousands of Euros (kEUR), unless otherwise stated. Due to rounding, it is possible that individual figures and percentages do not add up exactly to the totals shown.

The cunova core business represents a reporting entity as defined and contemplated in the IASB’s Conceptual Framework for Financial Reporting.

The principal accounting policies applied in the preparation of the financial statements of the Successor and Predecessor are set out below. These policies have been consistently applied for all periods presented, unless otherwise stated. IFRS provides no specific guidelines for the preparation of combined carve-out financial statements. Therefore, management followed the guidance in International Accounting Standards (“IAS”) 8.10-12 and apply the Security and Exchange Commission’s (“SEC”) guidance set out in Financial Reporting Manual Section 7410 and SEC Staffing Accounting Bulletin (“SAB”) Topic 1B to perform the carve-out of the cunova core business.

Predecessor and Successor periods and Blackline Presentation

As a result of the indirect acquisition of the cunova core business by PP Holding on January 31, 2022, PP Holding continues to operate the cunova core business as of that date. IFRS does not provide specific guidance for the preparation and presentation of historical information related to such transactions. The Successor and Predecessor financial statements have been prepared with a “black line presentation”, whereby a vertical black line separates the Successor and Predecessor. In addition, relevant footnotes have been presented for the Successor and Predecessor with the “black line presentation” to distinctly highlight the periods pre- and post-acquisition and their lack of comparability.

The Transfer to JV GmbH and the indirect acquisition of the cunova core business by PP Holding resulted in a change in accounting basis and the financial statement presentation defines the cunova core business as the “Successor” for the reporting period following the transfer, which includes as of and for the year ended December 31, 2023 and as of and for the period from February 1, 2022 through December 31, 2022 (“Successor periods”), and as the “Predecessor” for the reporting period prior to the transfer, which includes the period from January 1, 2022 through January 31, 2022 (“Predecessor period”). Successor financial statements reflect a new basis of accounting that is based on the fair value of net assets acquired as a result of the Transfer to JV Holding and the indirect acquisition of the cunova core business by PP Holding. This change in accounting basis is represented by a black line which appears between the columns entitled Successor and Predecessor in these combined financial statements and in the relevant accompanying notes.

Since the Transfer to JV GmbH and the indirect acquisition of the cunova core business by PP Holding closed on January 31, 2022, the opening balance sheet of the Successor as of February 1, 2022 includes the effect of this Transfer. As such, cash inflows and outflows related to the refinancing of the cunova core business associated with the Transfer to JV GmbH and the indirect acquisition of the cunova core business by PP Holding, including proceeds from the external financing and repayment of shareholder loans are disclosed Note 19 — Financial liabilities, and are not included in the combined statements of cash flows of the Successor.

In the Predecessor period, the entities which are comprising the reporting entity of the cunova core business have been all direct or indirect subsidiaries under common control of the KME Group and were not a legal group or sub-group for consolidated financial reporting purposes in accordance with IFRS 10, “Consolidated Financial Statements”

Notes to the combined financial statements of the cunova core business

2)	Basis of preparation (cont.)

(“IFRS 10”). Therefore, the carrying amounts of the net assets transferred, net of tax, have been recorded as an equity contribution from the KME Group in a transaction under common control. For the period presented prior to the Transfer to JV GmbH and the indirect acquisition of the cunova core business by PP Holding, the combined financial statements have been prepared and presented as if the cunova core business has been a separate reporting entity comprising the economic activities of the core business activities for this period. In this connection, the combined financial statements reflect the substance of the activities, assets and liabilities attributable to the cunova core business. The legal structure was not considered the key factor in determining the perimeter of the combined financial statements, but rather the basis of the economic activities.

In the Predecessor period, the combined financial statements reflect the carrying amounts that have been recognized at the level of the KME Group’s consolidated financial statements prepared on the basis of IFRS as issued by the IASB as adopted by the European Union. Thus, the net assets have been measured and presented on the same basis as included in the consolidated financial statements of the KME Group. In principle, the combined financial statements for the Predecessor period were prepared on the basis of amortized cost, with the exception of contingent considerations from acquisitions, which are measured at fair value, and the initial recognition of financial instruments as well as the net defined benefit liability, which is measured at the present value of the defined benefit obligation.

Transactions and balances that were reported by the KME Group as part of the cunova core business’s operations have been directly attributed to the cunova core business’s combined financial statements. These included all costs of operations, including charges for overhead and corporate costs by the KME Group.

It should be noted that the comparability of the Successor periods to the Predecessor period is affected by the application of acquisition accounting pursuant to IFRS 3, “Business Combinations” (“IFRS 3”), see Note 5.

cunova core business information

The combined financial statements include the following legal entities:

Successor periods:

Name	Country of incorporation	% equity interest owned by PP Holding / JV GmbH
PP S&C Holding GmbH	Germany	100.0%
MAGNET Joint Venture GmbH	Germany	55.0%
cunova GmbH (formerly: KME Special Products & Solutions GmbH)	Germany	100.0%*
EM Moulds S.p.A.	Italy	100.0%*
cunova Service Spain S.A.U. (formerly: Cuprum S.A.U.)	Spain	100.0%*
KME MAGMA Service Ukraine LLC	Ukraine	70.0%*
KME Service Russland Ltd.**	Russia	70.0%*
cunova Kalip Servis Sanayi ve Tícaret Anoním Sírketí (formerly: KME Kalip Servis Sanayi ve Ticaret Anonim Sirketi)	Turkey	85.0%*
cunova Service Mexico S.A. de C.V. (formerly: KME Mould Mexico S.A. de C.V.)	Mexico	100.0%*
cunova Service USA LLC (formerly: Roser Technologies LLC)	USA	100.0%*
cunova Special Products America Inc. (formerly: KME Special Products America Inc.)	USA	100.0%*
KME America Marine Holding Inc.	USA	100.0%*
KME America Marine Tube & Fittings LLC	USA	100.0%*
cunova Service India Private Ltd. (formerly: AMT – Advanced Mould Technology India Private Ltd.)	India	71.5%*

*	these are the share percentages held by JV GmbH
**	currently accounted for as held for sale

Notes to the combined financial statements of the cunova core business

2)	Basis of preparation (cont.)

Predecessor period:

Name	Country of incorporation	% equity interest owned by KME Group
KME Special Products GmbH & Co. KG	Germany	100.0%
cunova GmbH (formerly: KME Special Products & Solutions GmbH)	Germany	100.0%
EM Moulds S.p.A.	Italy	100.0%
Cuprum S.A.U.	Spain	100.0%
KME MAGMA Service Ukraine LLC	Ukraine	70.0%
KME Service Russland Ltd.	Russia	70.0%
KME Kalip Servis Sanayi ve Ticaret Anonim Sirketi	Turkey	85.0%
KME Mould Mexico S.A. de C.V.	Mexico	100.0%
Roser Technologies LLC	USA	100.0%
KME Special Products America Inc.	USA	100.0%
KME America Marine Holding Inc.	USA	100.0%
KME America Marine Tube & Fittings LLC	USA	100.0%
AMT – Advanced Mould Technology India Private Ltd.	India	71.5%

Capital structure

The net investment of the cunova core business consists of the net investment attributable to the shareholders, other comprehensive income and the net investment attributable to non-controlling interest. The combined financial statements do not show share capital. Since the cunova core business has no share capital and reserves in its own right, any equity represents the parent’s net investment. Thus, the presentation of the equity of the cunova core business differs from the presentation of equity as prescribed in IAS 1, “Presentation of Financial Statements” (“IAS 1”).

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as a management board consisting of the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and Chief Operating Officer (“COO”) of the cunova core business.

The acquisition of Roser Technologies LLC (“RTI”) significantly augmented the service portfolio of the cunova core business. In April 2023, management adjusted the internal management and reporting of the cunova core business and consequently restructured the segments. In this connection, in addition to Melting & Casting Technologies, Industrial Applications and Maritime Applications, the Service Division was integrated into the organizational structure of the cunova core business as a fourth business unit in April 2023. Since the internal management and reporting structure is used as a basis for determining the reportable segments under IFRS 8, “Operating Segments” (“IFRS 8”), there is a corresponding change in the segment reporting of the cunova core business in the financial year 2023. The financial year 2022 segment results have been reclassified according to the revised reporting structure. The operating segments are Melting & Casting Technologies, Service Division, Maritime Applications and Industrial Applications. The segments are organized based on the nature of the products and services.

Earnings per share

The information on earnings per share for the cunova core business pursuant to IAS 33, “Earnings per Share” (“IAS 33”) has not been presented, as the combined entities have not formed a statutory group and, as such, the cunova core business has no historical capital structure.

Notes to the combined financial statements of the cunova core business

2)	Basis of preparation (cont.)

Estimation uncertainties concerning the combined financial statements

The combined financial information presented here does not necessarily reflect the net assets, financial position, results of operations and capital structure that would have occurred if the cunova core business had existed as a separate, stand-alone group in the reporting periods under consideration. The preparation of combined financial statements requires Management to make judgements, use estimates and adopt assumptions that affect the amounts presented for revenues, expenses, assets and liabilities. However, uncertainty relating to these judgements, assumptions and estimates could lead to results that require a significant adjustment to the book value of certain assets and liabilities in future years.

Impact on financial reporting caused by Russia’s war of aggression against Ukraine

In light of Russia’s war of aggression on Ukraine, the cunova core business discontinued its deliveries to Russian customers in the financial year 2022. The war has also affected the Russian subsidiary, KME Service Russland Ltd., which is no longer supplied by the cunova core business. Management entered into a share transfer agreement with the minority shareholder for the sale of its 70.0% shares of the Russian subsidiary. As of the reporting date, the legal transfer of ownership of the Russian subsidiary of the cunova core business was still subject to approval by the Russian authorities. It is currently expected that ownership will be legally transferred once the approval is obtained. Accordingly, as of December 31, 2023 and 2022, all assets and liabilities were measured and reported as “available for sale” in line with the guidance of IFRS 5, “Non-current assets held for sale and discontinued operations” (“IFRS 5”). For more information, see Note 15.

The operating business of Ukrainian subsidiary, KME MAGMA Service Ukraine LLC, with registered office in Mariupol, came to a standstill when the war began and is currently suspended. All assets were fully impaired in 2022. Impairments mainly related to property, plant and equipment (kEUR 832), inventories (kEUR 148) and trade receivables (kEUR 28). For more information, see Note 7.

Intercompany transactions

All intercompany balances, income and expenses, and unrealized gains and losses resulting from transactions between the cunova core business companies are eliminated in the combination following the guidance defined by IFRS 10. In accordance with IAS 12, “Income taxes” (“IAS 12”), deferred taxes are recognized for combination procedures.

Business combinations

Business combinations are accounted for using the acquisition method by offsetting the consideration for the acquired company measured at fair value against the remeasured net assets attributable thereto. The remeasured equity (net assets) is based on the fair values of the assets and liabilities including identifiable intangible assets and contingent liabilities that are to be recognized as liabilities at the acquisition date.

If it is not possible to refer to stock exchange and market prices in the course of the purchase price allocation, the fair values are determined using suitable measurement methods. A capital value-based measurement method is generally applied. In this case, the expected future cash flows that can be generated by the asset are discounted to the date of first-time consolidation using a discount factor which takes into account the specific risk of the asset.

If a positive difference remains after the purchase price allocation between the consideration for the acquired company and the pro rata net assets, it is recognized separately as goodwill. A negative difference is recognized directly in the profit or loss on the date of acquisition following a renewed review of the carrying amounts of the acquired assets and liabilities.

If a business combination is achieved in stages, the previously held equity interest in the acquired entity is remeasured again at its acquisition-date fair value and any resulting gain or loss is recognized in profit or loss.

Notes to the combined financial statements of the cunova core business

2)	Basis of preparation (cont.)

Contingent consideration, resulting from business combinations, is valued at fair value at the acquisition date as part of the business combination. When the contingent consideration meets the definition of a financial liability, it is subsequently remeasured to fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss. The determination of the fair value is based on Discounted Cash Flows (“DCF”). The key assumptions take into consideration the probability of meeting each performance target and the discount factor.

Acquisition-related costs arising in connection with business combinations are expensed as incurred and recognized in profit or loss.

Non-controlling interests

Measurement of non-controlling interests in indirect subsidiaries is based on the share of the fair values of the identified assets and liabilities (net assets). Measurement of non-controlling interests in direct subsidiary JV GmbH is based on the fair values as of acquisition date.

Status-preserving transactions that do not lead to a loss of control are accounted for as equity transactions. Any difference between the amount by which the carrying amount of the non-controlling interests is adjusted to the current ownership interest and the fair value of the consideration paid or received is recognized directly in equity.

Subsidiaries

Upon the loss of control, the cunova core business derecognizes the assets and liabilities of the subsidiary and all related non-controlling interests and other equity components. Any arising gain or loss is recognized in profit or loss. Any retained interest in the former subsidiary is measured at fair value on the date when control is lost.

Changes in the cunova core business’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Equity-accounted investees

Equity investments in entities where the cunova core business has the ability to exercise significant influence over the operating and financial policy decisions of the investee but does not have a controlling financial interest in the investee, are accounted for using the equity method. These investments are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the combined financial statements include the cunova core business’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence ceases.

These combined financial statements were authorized for issuance by the Management on April 30, 2024. The adjustment period ends as at this date.

Notes to the combined financial statements of the cunova core business

3)	Significant accounting and measurement methods

a)	Standards and interpretations applied for the first time

The following new or amended standards and interpretations were applied for the first time:

Standard/Interpretation	Mandatory application
IFRS 17 Insurance Contracts; including Amendments to IFRS 17	2023
Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 – Comparative Information	2023
Amendments to IAS 1: Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies	2023
Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates	2023
Amendments to IAS 12 Income taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction	2023
Amendments to IAS 12 Income taxes: International Tax Reform – Pillar II Model Rules	2023

The amendments to the standards did not lead to any material effects on the accounting policies of the cunova core business or the combined financial statements.

b)	Further accounting and measurement methods

Foreign currency translation

Transactions in foreign currency are converted into the corresponding functional currency of the cunova core business’s entities at the exchange rate applicable at the date the transactions qualify for recognition.

Foreign currency transactions are translated into the respective functional currency using the exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate at the reporting date. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the historical exchange rate. The resulting exchange differences are recorded in the local statements of profit or loss of the entity.

The presentation currency of the combined financial statement is Euro (kEUR). The functional currency is determined according to the primary economic environment in which the entity operates. All subsidiaries operate their business independently in the markets of their home countries and therefore the functional currency is generally the respective national currency. The assets and liabilities of the subsidiaries where the functional currency is other than kEUR are translated using period-end exchange rates. The income and expenses of foreign operations are translated at the average exchange rate for the respective period. Translation differences resulting from these deviations in exchange rates in the statement of financial position and the statement of profit or loss are recognized in other comprehensive income until the net investment is disposed of, at which time, the cumulative amount is reclassified to profit or loss.

Notes to the combined financial statements of the cunova core business

3)	Significant accounting and measurement methods (cont.)

The exchange rates of the currencies of non-EUR countries used in the preparation of the combined financial statements are as follows:

	Successor			Predecessor	Succesor		Predecessor
	Closing rate				Average rate
1 EUR =	December 31, 2023	December 31, 2022	February 1, 2022	January 31, 2022	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Mexican Peso (MXN)	18.7231	20.8805	23.2120	23.2120	19.1830	21.1879	23.1890
Russian Rubel (RUB)	98.2557	77.8998	86.5965	86.5965	92.4990	95.4930	86.6240
US Dollar (USD)	1.1050	1.0675	1.1157	1.1157	1.0813	1.0527	1.1309
Ukrainian Griwna (UAH)	42.3410	39.4900	31.6844	31.6844	39.8360	32.0705	31.7243
Indian Rupee (INR)	91.9045	88.3048	83.2781	83.2781	89.3001	82.7014	84.1383

Revenue recognition

Revenue is recognized in accordance with IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”) to the extent that the purchaser has control over the products or services transferred.

The cunova core business accounts for each promised good or service as a separate performance obligation if the good or service is capable of being distinct. A good or service is considered distinct if the customer can benefit from the good or service on its own or together with other resources and the promise to transfer a good or service to the customer is separately identifiable.

Products

Most of the revenues generated from product sales to customers of the cunova core business are realized in relation to a specific point in time as the cunova core business fulfils its performance obligation when the customer obtains control of the goods. This is generally the case when upon delivery the buyer has acquired physical possession of the products and has also approved them, and the significant opportunities and risks associated with ownership of the assets have been transferred to the buyer. Sales terms typically provide for transfer of title at the time and point of delivery and acceptance of the product being sold.

The cunova core business enters into contracts with the performance obligation to deliver goods to its customers. Most of the products of cunova core business are customized to the customers’ needs. It is common in the business practice that the customer orders multiple products in one purchase order or contract and breaks down the delivery of products into different time frames. Each delivery specifies the product specifications and volumes to be delivered and is considered to be a distinct performance obligation. In this case, the cunova core business have multiple performance obligations in one purchase order or contract. For those contracts or purchase orders containing multiple delivery appointments, the purchase price has to be allocated to each delivery or performance obligation. The cunova core business allocates the transaction price to each performance obligation on a relative stand-alone selling price. The cunova core business is entitled to bill the customer for each delivery based on unit price of the delivered products and their quantities. As the unit price was proposed by the cunova core business based on a cost plus method which applies to all customers and agreed with the customers for each product at the signing of the contract, the unit price in the contracts or purchase orders is considered as the stand-alone selling price.

No guarantees are granted that exceed the statutory warranty. The warranty period at the cunova core business corresponds to the statutory warranty period of 12 months. The cunova core business does not provide customers with warranty longer than 12 months and does not go beyond the statutory warranty. Therefore, warranties are not a separate performance obligation.

Notes to the combined financial statements of the cunova core business

3)	Significant accounting and measurement methods (cont.)

Services

The cunova core business has entered into contracts with the performance obligation of providing services to its customers. The cunova core business provides customers with services of refurbishing, recoating or repairment of parts and components of customers’ machinery. Each service order contains only one service obligation, i.e. refurbishing, recoating or repairment of one part or one component. The legal title of the assets in the service contracts always belongs to the customers.

Revenues from service contracts are recognized over the requisite service period using the percentage of completion method, as the service enhances the asset which is controlled by the customers as the work is provided. The percentage of completion is measured using the costs incurred to date relative to the total estimated costs to the satisfaction of that service performance obligation. The performance obligations subject to over time recognition are generally completed in less than six months and represent 6.3%, 5.5% and 4.9% of the total revenues for the financial year ended December 31, 2023 and for the period from February 1, 2022 to December 31, 2022 (Successor periods) and for the period from January 1, 2022 to January 31, 2022 (Predecessor period), respectively. Due to the short-term nature of certain service contracts, which include those that are completed within one month, revenue is recognized when the service is completed.

A receivable is recognized as soon as the cunova core business is unconditionally entitled to compensation. Upon fulfilment of the performance obligation by means of delivery, the cunova core business becomes unconditionally entitled to consideration.

Significant financing components are not included in the customer contracts at the cunova core business. The payment term in the cunova core business generally ranges between 0 and 60 days.

Provided that volume discounts are included in the customer contracts (in most cases agreed upon for sales volumes over a period of twelve months), these are taken into account when determining the consideration. In these cases, revenue is recognized based on the prices specified in the contracts less estimated volume discounts. Volume discounts are calculated based on the most probable amount. Revenue is only recognized when it is highly probable that a significant cancellation will not occur.

Contract assets or contract liabilities are recognized when revenue has been recognized in excess of billings or billings in excess of revenue for those performance obligations satisfied over time. Service contracts for repairing, re-coating or refurbishment of parts for customers are typically billed when the completed parts are delivered to the customers, causing revenue recognized in excess of billing and generating contract assets. The contract assets are transferred to receivables when the rights become unconditional, (i.e. when the billing timing agreed in the contract has reached). This usually occurs when the cunova core business issues an invoice to the customer based on the billing schedule of the contracts.

Contract liabilities are the short-term advances received from customers. A contract liability is recognized if a payment is received from a customer before the cunova core business transfers the related goods or billing in excess of revenue recognized for service revenues recognized over the service period. Contract liabilities are recognized as revenue when the cunova core business performs under the contract (i.e., transfers control of the related goods or services to the customer).

Employee benefits

Short-term employee benefits to defined contribution plans are expensed as soon as the related service is provided. A liability must be recognized for the amount to be paid if the cunova core business currently has a legal or factual obligation to pay this amount on the basis of work performed by an employee and the obligation can be reliably estimated.

Notes to the combined financial statements of the cunova core business

3)	Significant accounting and measurement methods (cont.)

The cunova core business’s net obligation in respect of long-term employee benefits, which include defined benefit plans, are future payments due to employees in exchange for services performed during the current and prior periods. These payments are discounted to present value as described below. Remeasurements are recognized in other comprehensive income during the period in which they occur and are not subsequently recycled to the statement of profit or loss.

Termination benefits are expensed at the earlier of the following points in time: when the cunova core business is no longer able to withdraw the offer of such benefits or when the cunova core business recognizes costs for restructuring. Benefits are discounted if they are not expected to be settled within twelve months of the reporting date.

Income taxes

Income tax expense is the total amount of current and deferred tax expense.

The current tax expense is calculated on the basis of the taxable income for the financial year. The amount of the expected tax liability or tax receivable is measured based on the amount that is expected to be paid to or by the tax authorities. The basis for this is formed by tax rates that apply or will soon apply to the respective entity as of the reporting date.

Current tax assets and current tax liabilities are offset against each other if there is a legally enforceable right with respect to offsetting.

Deferred taxes are determined in accordance with the concept of the balance sheet liability method. Deferred tax assets and liabilities result from differences between the carrying amounts of the assets and liabilities in the combined statement of financial position and their tax bases (temporary differences). Deferred taxes are not recognized on temporary differences in relation to the initial recognition of goodwill. Furthermore, no deferred tax assets or liabilities are recognized for temporary differences that arise from the initial recognition of assets or liabilities outside of business combinations that, at the date of the transaction, affect neither IFRS profit or loss nor taxable profit or loss. Furthermore, no deferred tax assets or liabilities are recognized for temporary differences relating to investments in subsidiaries where the cunova core business is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets also include tax reduction entitlements arising from the expected use of existing loss carryforwards in subsequent years, the realization of which is probable.

The carrying amount of deferred tax assets is reviewed at each reporting date and impaired if it is no longer probable that sufficient taxable income will be available to realize the asset in full or in part. Deferred tax assets not recognized to date are reassessed at each reporting date and, where appropriate, recognized in the amount in which realization is probable on the basis of expected future taxable income.

The measurement of deferred tax assets and liabilities is based on the tax rates that will apply at the time of the reversal of the temporary difference or utilization of the loss carryforward and that are applicable at the reporting date or, due to a nearly completed legislative process, will be applicable in the future. The measurement of deferred tax assets and liabilities reflects the tax consequences that will follow based on the manner in which the cunova core business expects to settle the liability or realize the asset at the reporting date.

Deferred tax assets and tax liabilities are offset against each other provided that there is an enforceable right to offset and the deferred tax assets and tax liabilities relate to income taxes of the same tax authority and a net settlement is intended.

Current and deferred taxes are recognized in the combined statements of profit or loss except to the extent that they relate to items recognized directly in equity or in other comprehensive income. In these cases, recognition is also made directly in equity or in other comprehensive income.

Further information regarding income taxes is presented in Notes 22 and 30.

Notes to the combined financial statements of the cunova core business

3)	Significant accounting and measurement methods (cont.)

The cunova core business’s accounting policy is to accrue interest and penalties related to additional tax payment or tax refund. For the German entities if the assessment of income corporate tax or trade tax results in additional tax payment or tax refund, interest must be paid on this amount. If tax is not paid by the end of the due date, a late payment penalty of 1% of the overdue tax amount shall be paid for each month. In the periods presented there are no such interests or penalties recorded.

Tax positions are calculated taking into account the respective local tax laws, relevant court decisions and applicable tax authorities’ views. Tax regulations can be complex and possibly subject to different interpretations by taxpayers and tax authorities. Different interpretations of existing or new tax laws as a result of tax reforms or other tax legislative procedures may result in additional tax payments for prior years and are taken into account based on management’s considerations. IFRIC 23 clarifies the application of the recognition and measurement requirements of IAS 12 when there is uncertainty about the income tax treatment. For recognition and measurement, it is necessary to make estimates and assumptions. To do this, decisions must be made regarding whether a probable or expected value is used for the uncertainty and whether changes have occurred compared to the previous period. The accounting is based on the assumption that the tax authorities are investigating the matter in question and that they have all the relevant information. Management is not aware of any unrecognized tax positions in the financial periods presented.

Intangible assets and goodwill

Goodwill arising from business combinations is measured at cost less accumulated impairment losses. The useful life of goodwill is indefinite.

Intangible assets that were not acquired as part of a business combination are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Intangible assets with finite useful lives are carried at cost less accumulated amortization and impairment losses to the extent that there is an economic benefit associated with the use of the asset and the cost of the asset can be measured reliably. Amortization is calculated on a straight-line basis over the estimated useful life of the asset. Useful lives are reviewed annually and, if necessary, adjusted according to future expectations.

Estimated useful lives of intangible assets are as follows:

Useful life in years
Customer relationships	7 – 20
Software, Patents, Licences	3 – 5
Order backlog	1 – 4

Property, plant and equipment

Property, plant and equipment is recognized at acquisition or production cost less depreciation and impairment losses. Acquisition costs comprise the purchase price and costs directly attributable to bringing the asset to its location and condition necessary for its intended use. The production costs of internally produced equipment and facilities include all direct costs and allocable overheads.

Maintenance and repair costs are expensed as incurred.

Depreciable property, plant and equipment is depreciated on a straight-line basis. Upon disposal or retirement, the acquisition or production cost and related accumulated depreciation are derecognized. Any resulting gains or losses are recognized in the statement of profit or loss.

Notes to the combined financial statements of the cunova core business

3)	Significant accounting and measurement methods (cont.)

Depreciation methods and useful lives are reviewed annually and are adjusted for prospectively, if appropriate. Depreciation is based on the following expected useful lives:

Useful life in years
Buildings	5 – 25
Technical equipment and machinery	3 – 25
Other equipment	1 – 15

Leases

Leases are accounted for in accordance with IFRS 16, “Leases” (“IFRS 16”). The cunova core business is exclusively a lessee and primarily leases real estate, production machines, motor vehicles, fork-lift trucks and Information Technology (“IT”) equipment.

The cunova core business assesses at contract inception whether a contract is, or contains, a lease. This is the case if the contract entitles control over the use of an identified asset for a period of time in exchange for consideration.

At the commencement date or on modification of a contract that contains a lease, the cunova core business allocates the contractually agreed transaction price based on the relative stand-alone selling price. If non-lease components are stated separately in a contract, they are recognized within the statement of profit or loss at the time which they occur. The amounts for these services are therefore not included in the calculation of the right-of-use asset and the lease liability.

At the commencement date, the cunova core business recognizes a right-of-use asset and a lease liability. The right-of-use asset is initially measured at cost commensurate with the initial measurement of the lease liability, adjusted by the payments made on or before the commencement date plus any initial direct costs and estimated costs for the dismantling or removal of the underlying asset or the restoration of the underlying asset or site where the asset is located, less any received lease incentives.

Subsequently the right-of-use asset is depreciated on a straight-line basis from the commencement date to the end of the lease term unless ownership of the underlying asset transfers to the cunova core business at the end of the lease term or the costs of the right-of-use asset take account of the cunova core business exercising a purchase option. In this case, the right-of-use asset is depreciated over the useful life of the underlying asset, which is determined in line with the policy of the cunova core business for depreciating of property, plant and equipment. In addition, the right-of-use asset is assessed and adjusted for impairment losses, if necessary, and for certain remeasurements of the lease liability. The cunova core business reports depreciation of right-of-use assets in the combined statement of profit or loss under the item “Depreciation, amortization and impairments”.

The lease liability is initially recognized at the present value of the lease payments not yet made at the commencement date, discounted at the respective incremental borrowing rate because the interest rate implicit in the lease is not readily determinable.

To calculate the incremental borrowing rates, the cunova core business obtains interest rates from various external financial sources and makes certain adjustments to reflect the lease terms, the nature of the asset as well as the relevant economic and geographic environment and the underlying currency.

The lease payments incorporated in the measurement of the lease liability include:

●	fixed payments, including in-substance fixed payments;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as of the commencement date;

Notes to the combined financial statements of the cunova core business

3)	Significant accounting and measurement methods (cont.)

●	amounts expected to be payable under a residual value guarantee; and

●	the exercise price of a purchase option if the cunova core business is reasonably certain to exercise that option, lease payments for an option to extend the lease if the cunova core business is reasonably certain to exercise that option, and payments of penalties for early termination of the lease, unless the cunova core business is reasonably certain that the lease will not be terminated early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments resulting from a change in an index or a rate, when there is a change in the cunova core business’s estimate of the amounts expected to be payable under a residual value guarantee, when the cunova core business changes its assessment of whether it will exercise a purchase, renewal or termination option or when there is a revised in-substance fixed lease payment.

The amount of the remeasurement of the lease liability is recognized as an adjustment of the carrying amount of the right-of-use asset or, if the carrying amount of the right-of-use asset is reduced to zero, any remaining amount of the remeasurement is recognized in the statement of profit or loss.

In the statement of financial position, the cunova core business recognizes right-of-use assets under property, plant and equipment and lease liabilities under current and non-current financial liabilities.

The cunova core business applies the short-lease recognition exemption to its short-term leases (those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option) and has decided not to report right-of-use assets and lease liabilities for short-term leases. It also applies the lease of low-value assets recognition exemption. For leases with underlying assets of low value, right-of-use assets and lease liabilities are also not recognized.

The cunova core business recognizes the lease payments associated with short-term leases as well as those associated with low-value assets (up to kEUR 5) as an expense on a straight-line basis over the term of the lease.

In the statements of cash flows, payments of principal and interest for leases are reported in cash flows from financing activities. Cash flows for short-term leases and for leases of low-value assets are reported in cash flows from operating activities.

If the cunova core business transfers an asset to another entity (the “buyer-lessor”) and leases that asset back form the buyer-lessor, the transfer contract and the lease is accounting for by applying the requirements of IFRS 16. The cunova core business first applies the requirements for determining when a performance obligation is satisfied in IFRS 15 to determine whether the transfer of an asset is accounted for a sale of that asset. If a sale and leaseback transaction constitutes a sale of an asset within the meaning of IFRS 15, the cunova core business recognizes the right-of-use asset associated with the leaseback at the portion of the previous carrying amount that relates to the right-of-use asset retained by the cunova core business and recognizes any gain or loss only to the extent that it relates to the rights transferred to the buyer-lessor. If the transfer of an asset does not satisfy the requirements of IFRS 15 to be accounted for as a sale of the asset, the cunova core business accounts for the transaction as a financing agreement. The cunova core business continues to recognize the asset transferred under the sale and leaseback transaction in its statement of financial position and recognizes a financial liability in accordance with IFRS 9, “Financial Instruments” (“IFRS 9”) in the amount of the proceeds from the transfer. The financial liability is reduced by payments made by the cunova core business less the related interest expense.

Government grants

Government grants are recognized when it is reasonably certain that the relevant eligibility requirements have been met and all attached conditions will be complied with. The grants are recognized in other operating income in the period in which the related expenses are also incurred.

Notes to the combined financial statements of the cunova core business

3)	Significant accounting and measurement methods (cont.)

Grants related to assets, generally property, plant and equipment, are deducted from the cost of the corresponding asset and released to profit or loss over the expected useful life of the corresponding asset.

If grants are awarded as compensation for expenses or losses already incurred or in the form of emergency financial assistance and are not associated with costs to be incurred in the future, they are recognized as other operating income in the same period in which the cunova core business receives them in the combined statements of profit or loss.

Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the necessary selling costs. Production costs include full costs related to production, which are determined on the basis of normal capacity. The First-in First-out (“FIFO”) method is used to determine which metals will be sold or used first.

In addition to the directly attributable costs, an appropriate share of the attributable material and production overheads, including production-related depreciation, is included in the costs of production. Measurement is generally based on the average figures that are adjusted on a monthly basis. In certain cases, costs are determined on an individual basis.

Raw materials and supplies are measured according to the weighted average cost formula (moving average).

Financial instruments

a)	Recognition and initial measurement

Trade receivables are initially recognized at the time they arise.

A financial asset (unless a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issue, provided it is not an item in the category “at fair value through profit or loss” (“FVTPL”). There are no financial assets designated as FVTPL. A trade receivable without a significant financing component is initially measured at its transaction price.

The cunova core business’s financial assets primarily comprise cash and cash equivalents, equity-accounted investments, trade receivables and derivative financial instruments with a positive fair value. Financial liabilities primarily include liabilities to banks and trade payables.

Cash and cash equivalents include cash on hand, cash at banks and short-term liquid available-for-sale securities with original maturities of up to three months that are only subject to insignificant fluctuations in value. They are stated at nominal value.

b)	Classification and subsequent measurement

Financial assets — classification, subsequent measurement and gains and losses:

Upon initial recognition, a financial asset is classified as measured at amortized cost, at fair value through other comprehensive income, or at fair value through profit or loss.

Financial assets are not reclassified subsequent to their initial recognition unless the cunova core business changes its business model for managing financial assets. In this case, all financial assets affected are reclassified on the first day of the first reporting period following the change in business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at fair value through profit or loss:

●	the financial asset is held within a business model whose objective is to hold financial assets to collect contractual cash flows, and

Notes to the combined financial statements of the cunova core business

3)	Significant accounting and measurement methods (cont.)

●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of a financial investment in an equity instrument that is not held for trading, the cunova core business may irrevocably elect to recognize subsequent changes in fair value under other comprehensive income. This choice is determined on an investment-by-investment basis.

All financial assets not measured at amortized cost or at fair value through other comprehensive income are measured at fair value through profit or loss. In principle, this includes all derivative financial assets. On initial recognition, the cunova core business may irrevocably designate a financial asset that would otherwise be measured at amortized cost or at fair value through other comprehensive income as measured at fair value through profit or loss if this eliminates or significantly reduces mismatches arising from the measurement of assets or liabilities or from the recognition of resulting gains and losses on different bases.

The cunova core business makes the assessment of the objectives of the business model for financial assets at the portfolio level, since this best reflects how the business is managed and information is provided to management. The same is also true for the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed, as well as the frequency, volume and timing of the sale of financial assets in previous periods, the reasons for such sales and expectations with regard to future sales activities.

In principle, trade receivables and other financial assets are classified in the category of “measured at amortized cost” in accordance with IFRS 9. Trade receivables offered for sale within the framework of factoring constitute an exception to this. In this context, a distinction must be made between sales with or without a right of recourse. In the case of receivables sales including a right of recourse, the cunova core business retains substantially all the risks and opportunities associated with ownership. These receivables remain in the combined statements of financial position and are not derecognized. As this is an undisclosed assignment (customers continue to pay the cunova core business), the cunova core business has specified the use of the business model “held to collect contractual cash flows” for this purpose. Accordingly, measurement is also carried out at amortized cost in this case. Trade receivables arising from an assignment without right of recourse are fully derecognized, as substantially all the risks and rewards of ownership are transferred. The “sell” business model is applied for these receivables. This leads to measurement in the category at fair value through profit or loss. As the receivables are sold on a revolving basis, there were no receivables in the portfolio as of December 31, 2022 and as of December 31, 2023, that could be sold through factoring without right of recourse. The advantage of factoring is that the financial resources from the receivables are available more quickly, irrespective of the customer’s term of payment. For information on the utilization of the factoring limit, see Notes 11 and 19.

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

For the determination of whether contractual cash flows are solely payments of principal and interest, the principal payment is understood as the repayment of the principal amount outstanding (fair value of the financial asset on initial recognition). Interest is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic credit risks and costs (e.g. liquidity risk and administrative costs) as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the cunova core business also considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

Financial assets measured at FVTPL are also subsequently recognized at fair value. Net gains and losses, including any interest or dividend income, are recognized in the combined statements of profit or loss.

Notes to the combined financial statements of the cunova core business

3)	Significant accounting and measurement methods (cont.)

Financial assets measured at amortized cost are subsequently measured using the effective interest method. The amortized cost is reduced by any impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in the combined statements of profit or loss. Any gain or loss on derecognition is also recognized in the statement of profit or loss.

Equity instruments in the category “at fair value through other comprehensive income” are subsequently measured at fair value. Dividends are recognized as income in the combined statements of profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and are never reclassified to profit or loss.

Financial liabilities — classification, subsequent measurement and gains and losses:

Financial liabilities are classified as at amortized cost or at FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as FVTPL on initial recognition. Financial liabilities in this category are measured at fair value, while net gains and losses including any interest expense are recognized in the statement of profit or loss. Other financial liabilities are measured at amortized cost using the effective interest method. In applying the effective interest rate method, the cunova core business identifies the fees that are an integral part of the effective interest rate of a financial instrument. Interest expenses, as well as foreign exchange gains and losses, are recognized in the combined statements of profit or loss. Any gain or loss on derecognition is also recognized in the combined statements of profit or loss.

c)	Derecognition

Financial assets:

The cunova core business derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred, or if the cunova core business does not transfer or retain substantially all of the risks and rewards of ownership and it does not retain control over the transferred asset. Any gain or loss on derecognition is recognized as other operating income or expenses in the combined statements of profits or loss.

The cunova core business sells a significant portion of its trade receivables through factoring. These sales may be with or without the right of recourse for the factor. Trade receivables arising from an assignment without right of recourse are derecognized, as substantially all the risks and rewards of ownership are transferred. Factoring expenses for receivables sales without a right of recourse are shown under other operating expenses. In the case of receivables sales including a right of recourse, the cunova core business retains substantially all the risks and rewards. These receivables remain in the combined statements of financial position and are therefore not derecognized. Additionally, a liability is recorded for the same amount. Expenses for factoring including a right of recourse are shown under finance costs. See also Note 11 Trade receivables.

Financial liabilities:

The cunova core business derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire. The cunova core business also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In such a case, a new financial liability based on the modified terms is recognized at fair value. Contractual terms are considered substantially different if specific qualitative criteria are satisfied or if the discounted present value of the cash flows under the new terms is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability.

Notes to the combined financial statements of the cunova core business

3)	Significant accounting and measurement methods (cont.)

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized as other operating income or expenses or financial income or expenses depending on the nature of a financial liability in the combined statements of profit or loss.

d)	Offsetting

Financial assets and liabilities are offset and the net amount presented in the combined statements of financial position when, and only when, the cunova core business currently has a legally enforceable right to offset the recognized amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

e)	Derivative financial instruments and hedging

Within the scope of its business operations, the cunova core business is generally affected by fluctuations in metal prices and currency exchange rates. In the Successor periods in the year ended December 31, 2023 and the period from February 1, 2022 through December 31, 2022 and as of December 31, 2023 and as of December 31, 2022, no risks existed that were hedged by concluding metal and forward exchange contracts. The cunova core business buys metals, mainly copper in different alloys, exclusively for its own production to manufacture end-products for its customers.

In the Predecessor period, the cunova core business used derivative financial instruments of forward exchange contracts to manage its exposure to foreign exchange rate risks. Furthermore, the cunova core business is exposed to commodity risks relating to availability and possible price fluctuations in the market. The cunova core business utilized LME contracts and other firm commitments to limit or eliminate these risks.

Derivative financial instruments are initially reported at fair value at the conclusion of the agreement. The fair value is adjusted at each subsequent balance sheet date. Any gain or loss arising from a change in the fair value of a derivative financial instrument that is not part of a cash flow hedge, or hedge of a foreign net investment relationship, and for which the hedging relationship is effective, is recognized in the combined statements of profit or loss. For derivative financial instruments designated in a hedging relationship the timing of the recognition of gains or losses is dependent on the nature of the hedge. The cunova core business uses certain derivative financial instruments to hedge recognized assets or liabilities. In addition, hedge accounting is applied for certain unrecognized firm commitments. Forward exchange transactions are valued on an item-by-item basis at the forward rate of the balance sheet date, and exchange rate differences arising due to the contracted forward exchange rate are included in the combined statements of profit or loss.

Derivative financial instruments not designated in a hedging relationship are classified either as current assets or liabilities.

As described above, the cunova core business uses the option in IFRS 9 to continue hedge accounting under the requirements of IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”).

Depending on volume, term and risk structure, the cunova core business designates individual derivative financial instruments as cash flow hedges or hedge of a foreign net investment.

When financial instruments have the characteristics required for hedge accounting, the following accounting treatments are applied:

●	Fair value hedge: if a derivative financial instrument is designated as a hedge against exposure to changes in fair value of an asset or liability attributable to a particular risk which can affect the combined statements of profit or loss, the profit or the loss deriving from the subsequent changes in the fair value of the hedging instrument are recognized in the combined statements of profit or loss. The profit or the loss of a hedged item, which is attributable to the hedged risk, modify the book value of this item and are recognized in the combined statements of profit or loss.

Notes to the combined financial statements of the cunova core business

3)	Significant accounting and measurement methods (cont.)

●	Cash flow hedge: if a derivative financial instrument is designated as a hedge against changes in future cash flows of an asset or liability or an expected transaction which is highly probable and could produce effects on the combined statements of profit or loss, the effective portion of the profits or the losses of the financial instrument (change in the fair value) is recognized in equity. The accumulated profit or loss are reversed from equity and accounted for in the combined statements of profit or loss in the same period in which the transaction which constituted the object of the hedge took place.

The relationship between the hedged item and the hedging instrument, including the risk management objectives and the strategy for undertaking the hedge transaction, are documented at the inception of the hedge. In addition, at the inception of a hedging transaction and over its term, the cunova core business regularly reviews and documents whether the hedge is highly effective in terms of compensating the changes in the cash flows of the hedged item or the net investment. Changes in the reserve for fair value adjustments of financial instruments within other comprehensive income can be derived from the statement of changes in equity.

The effective portion of the change in the fair value of derivative financial instruments designated as cash flow or net investment hedges is recognized in equity; the ineffective portion is recognized directly in the combined statements of profit or loss. The amounts recognized in equity are reclassified to the combined statements of profit or loss in the period in which the hedged item is recognized in income. Fair value changes of net investment hedges are netted against the changes in the fair value changes of the hedging instruments.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or is no longer deemed effective. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the combined statements of profit or loss. When a forecast transaction is no longer expected to occur, the cumulative profit or loss deferred in equity is immediately recognized in income or expense.

Derivative financial instruments designated in hedging transactions are classified as non-current assets or liabilities if the remaining term of the hedging relationship exceeds twelve months, or as current assets or liabilities if the remaining term of the hedging relationship is less than twelve months.

Impairment

a)	Non-financial assets

The cunova core business assesses at the end of each reporting period whether there is any objective evidence that intangible assets and property, plant and equipment are impaired. If any indication exists, or when annual impairment testing for an asset is required, the recoverable amount of the asset in question is measured in order to determine the amount of any impairment loss. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. If it is not possible to determine the recoverable amount for an individual asset, the recoverable amount is determined for the cash-generating unit (“CGU”) to which the asset can be allocated. An impairment loss recognized in prior periods for an asset other than goodwill is reversed if the asset or cash-generating unit has a higher recoverable amount at a later date. The increase in the carrying amount is recognized in the statement of profit or loss and shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. The reversal is recognized in the combined statements of profit or loss.

Value in use is the present value of the cash flows expected to be derived from the asset or the cash-generating unit. Value in use and fair value less costs to sell are determined using DCF methods. The estimated cash flows are based on the cunova core business’s current planning for the next five years and are supported by an assessment of the respective business unit’s management. The interest rates used for the calculation depend on the underlying transaction and on the country in which the transaction is conducted. The interest rates are derived from a peer business analysis (among other things). The composition of this peer business is regularly reviewed and adjusted as necessary.

Notes to the combined financial statements of the cunova core business

3)	Significant accounting and measurement methods (cont.)

Impairment losses are recognized in the combined statements of profit or loss under amortization, depreciation and impairments. The impairment reversals are offset against depreciation, amortization and impairments.

Goodwill resulting from company acquisitions is tested for impairment at least once a year. The testing is performed at the level of the cash-generating units. The cunova core business includes the CGUs Melting & Casting Technologies, Service Division, Industrial Applications and Maritime Applications. The impairment testing is conducted on December 31st, or earlier upon any indication of “triggering events” for impairment. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized for the difference and cannot be reversed in following periods.

b)	Non-derivative financial assets

The cunova core business records expected credit losses (“ECLs”) for financial assets measured at amortized cost. Loss allowances for trade receivables are always measured at an amount equal to lifetime expected credit losses based on the simplified approach under IFRS 9.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the cunova core business considers reasonable and supportable information. This includes both quantitative and qualitative information and analyses based on the cunova core business’s historical experience and informed credit assessment, as well as forward-looking information.

The cunova core business assumes that the credit risk of an asset has increased significantly if it is past due by more than 30 days and considers a financial asset as defaulted if it is probable the borrower will not be able to fully meet their obligations to the cunova core business (without recourse to collateral, if any has been provided).

Lifetime expected credit losses cover all possible default events over the expected life of a financial instrument. The maximum period considered when estimating ECLs is the maximum contractual period over which the cunova core business is exposed to credit risk.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured at the present value of all default events. The ECLs are calculated based on actual credit loss experiences of the last three years taking into account forward-looking macroeconomic indicators. Expected credit losses are determined on a country-specific basis. The underlying default rates for the cunova core business according to maturity (not due to 120 days past due) and regional allocation are between 0.3% and 10% for the Successor period and between 0.5% and 25% for the Predecessor periods. For details see Note 11.

ECLs are not determined for cash and cash equivalents and receivables from factoring companies, as these are held or exist with banks with strong ratings and the event of a default is remote. Furthermore, the cunova core business can access cash and cash equivalents on a daily basis.

The cunova core business assesses at each reporting date whether a financial asset recognized at amortized cost is impaired. The following observable factors are indicators of impairment:

●	significant financial difficulty of the borrower or issuer;

●	a breach of contract such as a default or being more than 120 days past due;

●	it is probable that the borrower will enter bankruptcy or other financial reorganization.

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

The gross carrying amount of a financial asset is written off when the cunova core business has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The cunova core business expects no significant recovery from the amounts written off. However, financial assets that are written off could still be subject to enforcement activities in order to recover the amounts due.

Notes to the combined financial statements of the cunova core business

3)	Significant accounting and measurement methods (cont.)

Assets or group of assets held for sale and associated liabilities

Assets or groups of assets sold in one single transaction (disposal groups), including the liabilities associated with those assets, are recognized as such if the related carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is met only if the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification. The assets and liabilities of the disposal group are presented separately in the combined statements of financial position in the items “assets held for sale” and “liabilities associated with assets held for sale”.

Expenses and income of a disposal group are included in income from continuing operations until the disposal group is sold. The disposal group also includes any goodwill acquired in a business combination if the disposal group constitutes a cash-generating unit and the goodwill is allocated to that CGU. If the disposal group only constitutes a part of the cash-generating unit, that part is allocated appropriately to proportionate goodwill and presented as an “asset held for sale”.

No further amortization or depreciation is recognized for the assets once classified as held for sale. From the date of classification they are recognized at the lower of their carrying amount and fair value less costs to sell.

Provisions for post-employment benefits and similar obligations

For defined benefit plans, the cunova core business’s net obligation for each program is calculated separately using the projected unit credit method. As benefits become due, the expected benefit payments, including dynamic components (e.g. pension and salary increases), are estimated and distributed over the employee’s entire period of employment. This amount is discounted and the fair value of any plan assets is then deducted from it. The recognized defined benefit obligations are based on actuarial reports.

Actuarial gains and losses that may arise from differences between the estimated and actual changes in beneficiaries and between the estimated and actual underlying calculation parameters are recognized directly in other comprehensive income (loss) in the period in which they are incurred.

Service costs are recognized in personnel expenses in the combined statements of profit or loss. Interest expenses from the unwinding of discount on post-employment benefits and income from plan assets are also recognized in personnel expenses using the actuarial interest rate of the obligation in the combined statements of profit or loss.

The amount of any resulting net asset recognized is limited to the present value of any economic benefits in the form of available cash refunds and the reduction in future contributions. Any applicable minimum funding requirements are included in the calculation of this present value. Past service cost is recognized in the combined statements of profit or loss.

Employer contributions to defined contribution plans for which the cunova core business pays defined contributions to an independent entity and is neither legally nor factually required to pay any additional amounts are expensed as incurred once the related service has been rendered. Amounts paid in advance are recognized as assets where there is an entitlement to a refund or a reduction in future payments.

Further information on defined benefit obligations can be found under Note 17.

Fair value measurement

A number of accounting policies and disclosures of the cunova core business require the determination of the fair value for financial and non-financial assets and liabilities.

Notes to the combined financial statements of the cunova core business

3)	Significant accounting and measurement methods (cont.)

To measure the fair value of financial and non-financial assets and liabilities, the cunova core business uses observable market data where possible. A market is considered ‘active’ if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no quoted price in an active market, another valuation technique is used. The cunova core business uses valuation techniques that it believes are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. The inputs used to measure fair value are categorized into different levels of the fair value hierarchy in accordance with the valuation technique used:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

●	Level 2: inputs other than quoted prices included within Level 1 that are observable for similar assets or liabilities either directly (i.e. as prices) or indirectly (i.e. derived from prices)

●	Level 3: inputs for assets or liabilities that are not based on observable market data (unobservable inputs)

If the inputs used to measure the fair value of an asset or a liability can be categorized within different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Other provisions

In accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”), and where applicable also IAS 19, “Employee Benefits” (“IAS 19”), other provisions take into account all identifiable obligations and pending risks as well as all contingent liabilities for which a present obligation exists, for which an outflow of resources from the entity is probable to settle that obligation and for which the amount can be reliably estimated. They are recognized only if they are based on a legal or constructive obligation to third parties.

Provisions are recognized at the expected amount required to settle the obligation, which represents the best estimate of the obligation at the reporting date, and not offset against reimbursement entitlements. The amount required to settle the obligation also includes cost increases to be taken into account at the reporting date. The amount of the provisions is calculated by discounting the expected future cash flows using market interest rates and taking into account the specific risks of the liability, where the time value of money in connection with settling the obligation is material.

Warranty provisions are calculated taking into account the estimated trend of damage based on historical warranty data. The estimate of warranty-related costs is revised periodically and are recorded when the underlying products are sold.

Provisions for restructuring are calculated and recognized if a detailed, formal restructuring plan exists and the restructuring has either started or been announced to the parties affected.

Provisions for onerous contracts are recognized if the unavoidable costs under the contract exceed the economic benefits expected from the contract. A provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is recognized, the cunova core business records an impairment loss for the assets associated with the contract.

Provisions for environmental risks are recorded for the remediation of environmental damage in light of legacy issues and the associated expenses.

Contingent liabilities

Contingent liabilities are possible obligations arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the cunova core business. Also designated as contingent liabilities are present obligations arising from past events that have not been recognized as a liability because it is not likely that this liability will be settled or the liability amount cannot be estimated with sufficient reliability. Where the possibility of an outflow of resources is not improbable, the contingent liability is explained in the notes.

Notes to the combined financial statements of the cunova core business

3)	Significant accounting and measurement methods (cont.)

Presentation of paid and received interest in the statement of cash flows

Interest paid is allocated to cash flows from financing activities. Interest received is allocated to cash flows from investing activities.

c)	New financial reporting standards and interpretations issued but not yet effective

The following IFRS Standards, amendments to IFRS Standards and Interpretations have already been issued by the IASB, although they become effective only in later financial years (each as of January 1). The cunova core business intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. The cunova core business expects no material impact on its combined financial statements from the following amendments and improvements, but they may impact future periods should the cunova core business enter into new relevant transactions.

Standard/Interpretation	Mandatory application
Amendments to IAS 1: Classification of Liabilities as Current or Non-current	2024
Amendments to IAS 1: Non-current liabilities with Covenants	2024
Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback	2024
Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements	2024
Amendsments to IAS 21: Lack of Exchangeability	2025
IFRS 18 Presentation and Disclosure in Financial Statements	2027
Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	indefinite

4)	Estimates and judgements

In preparing the combined financial statements in conformity with IFRS, assessments and estimates were made and assumptions were taken that affect the application of accounting principles within the cunova core business and the disclosure of assets and liabilities as well as income and expenses. The actual amounts may deviate from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. Such estimates and assumptions include, but are not limited to:

Useful lives of property, plant and equipment and intangible assets

Management of the cunova core business determines the estimated useful lives and related depreciation or amortization charges for its property, plant and equipment and intangible assets. This estimate is based on projected life cycles. These could change as a result of technical innovations or competitor actions in response to severe industry cycles. Management will increase the depreciation charge where useful lives are less than previously estimated useful lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

Determination of leases

Judgment is required in determining the appropriate lease term on a lease-by-lease basis. The cunova core business considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option at inception and over the term of the lease, including investments in major leases, operating performance, and changed circumstances. The periods covered by renewal or termination options are only included in the lease term if the cunova core business is reasonably certain to exercise that option and if the cunova core business has enforceable rights, i.e., the cunova core business does not take any extension option into consideration if both parties have a right to decide until the notice period has elapsed and there is no economic incentive for either party to renew. The critical assumptions and estimates used in determining the present value of future lease payments require the cunova core business to estimate the incremental borrowing rates. The incremental borrowing rates are subject to change mainly due to macroeconomic changes in the environment.

Notes to the combined financial statements of the cunova core business

4)	Estimates and judgements (cont.)

Impairment of non-financial assets (goodwill, intangible assets, property, plant & equipment, and right-of-use assets)

Management of the cunova core business is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing non-financial assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill is tested for impairment. For the purpose of goodwill impairment testing, CGUs are grouped at the lowest level at which goodwill is monitored for internal management purposes. Judgment is also applied in allocating the carrying amount of assets to CGUs. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed. The cunova core business has concluded that is has four CGUs, which are aligned to the four operating segments, for the purpose of testing goodwill for impairment.

At every reporting date, the cunova core business determines for intangible assets and property, plant and equipment whether there are any triggering events for impairment. If such a triggering event exists, the recoverable amount of the affected asset is determined. An impairment test must be conducted for goodwill once a year, irrespective of any triggering events.

For the impairment losses recognized for the Ukrainian subsidiary KME MAGMA Service Ukraine LLC in conjunction with Russia’s war of aggression in Ukraine, see Notes 2 and 7.

Inventories

Inventories are stated at the lower of cost and net realizable value. The measurement of net realizable value requires assumptions by management, particularly on the development of sales prices and costs still to be incurred until sale.

Income taxes

The cunova core business is economically active in numerous countries. Income is therefore subject to different tax jurisdictions. This means for each taxable entity that the tax receivables or liabilities, the temporary differences and loss carryforwards, along with the resulting deferred tax positions, are to be calculated separately. Management must make judgements in determining actual and deferred tax. Deferred tax assets can be recognized only to the extent that it is probable that they can be utilized. Utilization of deferred tax assets depends especially on it being possible to generate sufficient taxable income for each tax type and tax jurisdiction. Assessing the probability of future economic benefits flowing to the cunova core business requires various factors to be considered, such as historical earnings, corporate budgets, loss carryforward limits and tax structuring strategies. The recognition of deferred tax is reassessed at each reporting date.

Provisions for post-employment benefits and similar obligations

The measurement of provisions for post-employment benefits and similar obligations involves an actuarial calculation based (among other things) on assumptions about interest rate, life expectancy and potentially the income generated from separate plan assets. Due to changing market and economic conditions, these actuarial assumptions can deviate significantly from actual developments and therefore can lead to significant changes in the amount of the obligations and the future post-employment benefit expense.

Other provisions

Determining other provisions requires judgements to be exercised, asserted claims to be considered and assumptions to be made about the probability of occurrence and the ranges of pending claims.

Notes to the combined financial statements of the cunova core business

4)	Estimates and judgements (cont.)

Revenue — Computing percentage of completion

The cunova core business estimates revenue to be recognized over time using the percentage of completion method for performance obligations satisfied over time. The percentage of completion is measured using costs incurred to date relative to total estimated costs as a measure of performance completed, where the total estimated costs to complete the contract involve estimates and judgments, as well as historical performance, as a majority of the revenue recognized from service contracts using percentage of completion method is repeat work. Total estimated costs to complete the contract include direct labor, equipment, materials and subordinating costs. Depending on the nature of the efforts required to be performed to meet the underlying performance obligation, determining estimated costs to complete the contract is often routine, as historical performance can be relied upon. Management reviews the progress and performance of open contracts in order to determine the best estimate of total costs to complete the contract. As part of this process, management reviews information including, but not limited to, any outstanding key contract matters, progress towards completion, the work order schedule, identified risks, and the related changes in estimates of costs. The risks include management’s judgment about the ability and cost to achieve the work order schedule, technical requirements, and other contract requirements. Management must make assumptions and estimates regarding labor productivity and availability, the complexity of work to be performed, the availability and cost of materials, among other variables, which typically can be extracted and referred to the historical record of previous completed work orders. Based on this analysis, any adjustment to sales and the related impact to operating profit are recorded as necessary in the period.

When estimates of total costs to be incurred on a contract exceed estimates of total revenue to be earned, a provision for the entire loss on the contract is recorded in the period in which the loss is determined. As of year ended December 31, 2023 and for the period from February 1, 2022 to December 31, 2022 (successor) and period from January 1, 2022 to January 31, 2022 (predecessor), there were no such loss contracts incurred and therefore no such provision has been recognized.

5)	Business Combinations

Business combinations from prior periods

Acquisition of Roser Technologies LLC

On January 1, 2022, the cunova core business obtained control of Roser Technologies LLC (“RTI”) through acquiring all of RTI’s outstanding shares. RTI has significant expertise with over 20 years of experience in the melting and casting technology services. With RTI being integrated into the cunova core business, tried and tested processes and structures can now be applied at all global service centers of the cunova core business. The cunova core business is following a clear growth strategy for the service business, which includes both the establishment of new service centers and potential acquisitions of existing service centers.

The fair values of consideration transferred at the date of acquisition are summarized below:

in € thousand
Cash	17,239
Deferred consideration	6,083
Contingent consideration	9,290
Total consideration transferred	32,612

Cash consideration in the amount of kEUR 17,239 corresponds to the original purchase price of kUSD 19,527. kUSD 5,500 (kEUR 4,856 equivalent as of the payment date) of the cash consideration was already paid out in advance during the year ended December 31, 2021. kUSD 14,027 (kEUR 12,627 equivalent as of the payment date) was paid out during the year ended December 31, 2022.

Notes to the combined financial statements of the cunova core business

5)	Business Combinations (cont.)

The deferred consideration was due in January and September 2023 and was presented under current financial liabilities as of December 31, 2022. The remaining balance of the deferred consideration was paid in full in 2023.

The cunova core business undertakes to pay the selling shareholder additional consideration of a maximum payment of kUSD 12,000 if RTI’s adjusted Earnings Before Interest, Tax, Depreciation, and Amortization (“EBITDA”) for fiscal years 2021 and 2022 exceeds a specific contractually defined value. At the acquisition date, the fair value of the contingent consideration was estimated to be kUSD 10,523 (translated as kEUR 9,290). Of the contingent consideration, kUSD 5,000 (translated as kEUR 4,622) was paid to the seller in April 2022. The remaining portion amounting to kEUR 5,528 (nominal amount kUSD 6,000) was recognized in other current financial liabilities in the combined statement of financial position as of December 31, 2022, and was paid in April 2023.

The fair values of the identifiable assets and liabilities recognized due to the acquisition have been allocated as follows:

in € thousand	January 1, 2022
Intangible assets	15,154
Property, plant and equipment	11,868
Deferred tax assets	13
Inventories	5,449
Trade receivables	5,467
Other receivables and current assets	163
Cash and cash equivalents	179

Deferred tax liabilities	6,473
Non current financial liabilities	5,943
Current financial liabilities	1,800
Trade payables	1,947
Other liabilities	184
Net assets	21,946

Consideration transferred	32,612

Goodwill	10,666

The purchase price allocation was finalized as of December 31, 2022.

Identifiable intangible assets acquired consist of customer relationships and order backlog. The fair value of customer relationships was kEUR 13,541 and the fair value of order backlog was kEUR 1,613, measured using the multi-period excess earnings method (“MEEM”).

The goodwill results primarily from the skills and professional qualifications of RTI’s workforce and from the expected growth potential from integrating the entity into the service activities of the cunova core business. None of the goodwill recognized is expected to be tax-deductible. The goodwill from the acquisition of RTI was allocated to the Melting & Casting Technologies CGU and, corresponding Melting & Casting Technologies operating segment in 2022. Due to the realignment of the composition of the cunova core business’ reporting segments in 2023, the goodwill generated from the acquisition of RTI has been reallocated to the Service Division, as RTI is the major entity within the Service Division generating revenues from providing services to customers.

The cunova core business measured the acquired lease liabilities using present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities adjusted to reflect the favorable terms of the lease relative to market terms. The acquired property, plant and equipment included kEUR 2,514 in right-of-use assets recorded in accordance with IFRS 16. Financial liabilities include kEUR 2,514 in lease liabilities.

Notes to the combined financial statements of the cunova core business

5)	Business Combinations (cont.)

The acquisition date fair value of acquired trade receivables is kEUR 5,467. It is expected the full contractual amounts can be collected.

Roser Technologies LLC contributed kEUR 31,341 to revenue and kEUR 4,612 to profit for the Successor period from February 1, 2022 through December 31, 2022, and kEUR 2,143 to revenue and kEUR 170 to profit for the Predecessor period from January 1, 2022 through January 31, 2022.

As part of the acquisition, acquisition costs of kEUR 780 were incurred in the year ended December 31, 2021, largely lawyer fees and due diligence expenses. The acquisition costs are included in other operating expenses.

Less the cash of KEUR 179 acquired as part of the transaction, a net cash outflow of KEUR 12,393 is presented in cash flows from investing activities for the period from January 1, 2022 through January 31, 2022 and KEUR 4,677 for the period from February 1, 2022 through December 31, 2022.

Transfer to JV GmbH and the indirect acquisition of the cunova core business by PP Holding

As of January 31, 2022, all shares in KME SPS have been transferred to JV GmbH in exchange for the issuance of ordinary shares and JV GmbH became the direct acquirer of the business activities of the cunova core business and non-core business activities of KME SPS. This business combination was made to reorganize the ownership and organization structure of the cunova core business under new ownership. The Transfer to JV GmbH was accounted for as a business combination using the acquisition method of accounting, see Note 1 for the discussion of the Transfer to JV GmbH and the indirect acquisition of the cunova core business by PP Holding. The consideration transferred by Paragon Partners to acquire 55% of the cunova Group including the non-core business was provided by PP Holding to JV GmbH in cash and cash equivalents totaling kEUR 37,405. This consideration transferred has been adjusted to only reflect the consideration to acquire the cunova core business activities included in the reporting boundary of the combined financial statements, which was determined using the DCF method.

The fair value of the consideration related to the transfer of the cunova core business by KME SE to JV GmbH amounts to kEUR 19,830 and was derived using the DCF method adjusted by the value of the non-core business. The DCF calculation was based on the following assumptions. The DCF analysis was conducted based on the projected revenues from the financial year 2022 to 2025. A transition period of 2026 was included to adjust the revenue growth of 6.0% in the financial year 2025 for the transition into perpetuity, with revenue growth during the transition period set at 3.0%. The perpetual growth rate was assumed to be 0%. A sales-weighted tax rate of 26.1% was assumed. A weighted average cost of capital (WACC) of 9.0% was assumed.

Notes to the combined financial statements of the cunova core business

5)	Business Combinations (cont.)

The following table summarizes the fair values of assets acquired and liabilities assumed of the cunova core business recognized at the acquisition date:

in € thousand	February 1, 2022
Intangible assets (other than goodwill)	164,077
Property, plant and equipment	91,834
Investments in subsidiaries and associates	187
Other non current assets	419
Deferred tax assets	6,737
Inventories	77,191
Trade receivables	28,475
Current tax assets	33
Current financial assets	6,638
Other receivables and current assets	13,587

Retirement benefit provisions	16,247
Deferred tax liabilities	65,124
Non current financial liabilities	244,316
Current financial liabilities	47,978
Trade payables	36,048
Other provisions	366
Other liabilities	29,266
Current tax liabilities	195
Net assets	(50,362)

Consideration transferred	19,830
Non controlling interest	1,645
Less: net assets	(50,362)

Goodwill	71,837

The fair values of assets acquired and liabilities assumed was determined as follows:

Intangible assets (other than goodwill)

Identifiable intangible assets transferred consist of customer relationships, order backlog, patents, a trademark utilization right and other intangible assets.

●	The fair value of customer relationships was kEUR 141,388 and the fair value of order backlog was kEUR 20,174, measured using the multi-period excess earnings method (“MEEM”). The customer relationships intangibles useful lives range from 7 to 20 years and the order backlog intangibles useful lives range from 1 to 4 years.

●	The fair value of patents was kEUR 1,417 and the fair value of the trademark utilization right was kEUR 523, measured using the relief-from-royality method (“RfR”). The patents have useful lives of 8.3 years and the trademark has a useful life of 5 years.

●	The fair value of other intangible assets mainly consisting of software licenses was kEUR 575. The other intangible assets useful lives range from 3 to 5 years.

●	The cunova core business considered the length of time over which the economic benefit of these assets is expected to be realized and estimated the useful life of these assets as of the acquisition date.

Notes to the combined financial statements of the cunova core business

5)	Business Combinations (cont.)

Property, plant and equipment

●	The fair value of property, plant and equipment in the amount of kEUR 91,834 was determined based on the consideration of current market prices and their economic useful life.

●	The cunova core business considered the length of time over which the economic benefit of these assets is expected to be realized and estimated the useful life of these assets as of the acquisition date.

Inventories

Inventories are composed of raw materials, work in progress and finished goods including coated and finished metals.

●	The fair value of inventories in the amount of kEUR 77,191 was determined using comparative sales method.

Deferred tax assets and liabilities

●	Deferred tax assets and liabilities are recognized to reflect the tax impact of the fair value adjustments.

The purchase price allocation was finalized as of December 31, 2022. The excess of the consideration transferred over the fair value of the identifiable assets acquired has been accounted for as goodwill. Goodwill is mainly attributable to the expected future growth potential of the cunova core business and the assembled workforce which will provide future benefit to the cunova core business. None of the goodwill recognized is expected to be tax-deductible.

The gross amount of the acquired trade receivables was kEUR 29,915. Contractual cash flows not expected to be collected in the amount of kEUR 1,440 were recorded.

The results of operations of the cunova core business have been combined with those of JV GmbH and PP Holding from the date of the Transfer to JV GmbH. If the Transfer to JV GmbH had taken place as of January 1, 2022, revenue would have been kEUR 430,789 and loss for the year ended December 31, 2022 would have been kEUR 26,913.

The cunova core business incurred kEUR 799 of acquisition related costs. The acquisition related costs are included in other operating expenses in the period from February 1, 2022 through December 31, 2022.

Explanatory notes to the combined statement of financial position

Notes to the combined financial statements of the cunova core business

6)	Intangible assets and goodwill

in € thousand	Software, Patents, Licences	Customer relationships	Order backlog	Prepayments and intangible assets under development	Goodwill	Total
Cost
Balance as of January 1, 2022 (Predecessor)	2,183	—	—	37	—	2,220
Foreign exchanges differences	4	—	—	—	163	167
Acquisitions through business combinations	—	13,541	1,613	—	10,666	25,820
Balance as of January 31, 2022 (Predecessor)	2,187	13,541	1,613	37	10,829	28,207
Accumulated Amortization
Balance as of January 1, 2022 (Predecessor)	1,638	—	—	—	—	1,638
Foreign exchanges differences	2	—	—	—	—	2
Amortisation	9	161	134	—	—	304
Balance as of January 31, 2022 (Predecessor)	1,649	161	134	—	—	1,944

Carrying amount as of January 31, 2022 (Predecessor)	538	13,380	1,479	37	10,829	26,263

in € thousand	Software, Patents, Licences	Customer relationships	Order backlog	Prepayments and intangible assets under development	Goodwill	Total
Cost
Balance as of February 1, 2022 (Successor)	2,478	141,388	20,174	37	71,837	235,914
Foreign exchanges differences	4	—	—	—	489	493
Additions	793	—	—	2,531	—	3,324
Balance as of December 31, 2022 (Successor)	3,275	141,388	20,174	2,568	72,326	239,731
Accumulated Amortization
Balance as of February 1, 2022 (Successor)	—	—	—	—	—	—
Amortisation	380	8,615	15,826	—	—	24,821
Balance as of December 31, 2022 (Successor)	380	8,615	15,826	—	—	24,821

Carrying amount as of December 31, 2022 (Successor)	2,895	132,773	4,348	2,568	72,326	214,910

Notes to the combined financial statements of the cunova core business

6)	Intangible assets and goodwill (cont.)

in € thousand	Software, Patents, Licences	Customer relationships	Order backlog	Prepayments and intangible assets under development	Goodwill	Total
Cost
Balance as of January 1, 2023 (Successor)	3,275	141,388	20,174	2,568	72,326	239,731
Foreign exchanges differences	—	—	—	—	(384)	(384)
Additions	569	—	—	3,506	—	4,075
Transfers	(42)	—	—	(7)	—	(49)
Balance as of December 31, 2023 (Successor)	3,802	141,388	20,174	6,067	71,942	243,373
Accumulated Amortization
Balance as of January 1, 2023 (Successor)	380	8,615	15,826	—	—	24,821
Amortisation	657	9,398	2,328	—	—	12,383
Transfer	(49)	—	—	—	—	(49)
Balance as of December 31, 2023 (Successor)	988	18,013	18,154	—	—	37,155

Carrying amount as of January 1, 2023 (Successor)	2,895	132,773	4,348	2,568	72,326	214,910

Carrying amount as of December 31, 2023 (Successor)	2,814	123,375	2,020	6,067	71,942	206,218

The customer relationships and order backlog consist of acquisition related items results from the respective purchase price allocation from the acquisition of RTI as of January 1, 2022 and from contribution of the business operations of KME SPS to JV GmbH as of January 31, 2022. Prepayments and intangible assets under development primarily consist of capitalized expenses from a project to upgrade and enhance the SAP system.

Due to the realignment of the composition of the cunova core business’ reporting segments in 2023, the carrying amounts of acquired goodwill have been reallocated. For the purpose of impairment testing, goodwill is allocated to the cunova core business’s CGUs as follows:

in € thousand	December 31, 2022 (before reallocation)	Reallocation Melting & Casting Technologies	Retrospectively adjusted December 31, 2022	Foreign exchanges differences	December 31, 2023
Melting & Casting Technologies	55,676	(16,379)	39,297	—	39,297
Service Division	n.a	16,379	16,379	(384)	15,995
Industrial Applications	7,637	—	7,637	—	7,637
Maritime Applications	9,013	—	9,013	—	9,013
Total Goodwill	72,326	—	72,326	(384)	71,942

An impairment test of goodwill was conducted as of December 31, 2023 and 2022 with the assistance of an independent advisor using the discounted cash flow method. In this test, the recoverable amount is determined based on the value in use of the CGUs. The cash flow projections consider past results and are based on business management’s current planning for a period of five years.

Notes to the combined financial statements of the cunova core business

6)	Intangible assets and goodwill (cont.)

The cunova core business’s corporate planning considers, among other things, macroeconomic figures such as expected gross national product growth and the general inflation rate, as well as forecasted wage and salary growth. The planning also considers assessments of developments in demand for the cunova core business products. Such assessments are derived from macroeconomic studies and sector information and supplemented specifically for individual CGUs. A further value driver is planned gross profit (full added value (“FAV”), which is calculated as revenue reported in the combined financial statements less expenses for the metals used) per tonne of copper. This forecast is determined based on a normalized gross profit.

The main assumptions applied in estimating the recoverable amount of the four CGUs in the impairment test as of December 31, 2023, are presented below.

December 31, 2023	Melting & Casting Technologies	Service Division	Industrial Applications	Maritime Applications
Discount rate (after tax)	11.15%	11.15%	10.16%	10.13%
Discount rate (before tax)	15.00%	14.70%	13.43%	12.50%
Terminal growth rate	1.00%	1.00%	1.00%	1.00%
Average planned EBITDA growth rate	8.15%	13.84%	15.51%	13.25%

The main assumptions applied in estimating the recoverable amount of the three CGUs in the impairment test as of December 31, 2022, are presented below.

December 31, 2022	Melting & Casting Technologies	Industrial Applications	Maritime Applications
Discount rate (after tax)	11.46%	11.32%	11.32%
Discount rate (before tax)	15.36%	14.89%	14.97%
Terminal growth rate	1.00%	1.00%	1.00%
Average planned EBITDA growth rate	4.03%	11.38%	26.36%

The determination of the discount rate was also based on the following criteria as of December 31, 2023 and December 31, 2022:

December 31, 2023	Melting & Casting Technologies	Service Division	Industrial Applications	Maritime Applications
Risk-free base rate	2.24%	2.24%	2.24%	2.24%
Market risk premium	7.00%	7.00%	7.00%	7.00%
Country risk premium	1.50%	1.50%	0.52%	0.44%
Borrowing costs	5.45%	5.45%	5.16%	5.16%
Leveraged beta factor	1.17	1.17	1.17	1.17

December 31, 2022	Melting & Casting Technologies	Industrial Applications	Maritime Applications
Risk-free base rate	2.00%	2.00%	2.00%
Market risk premium	7.50%	7.50%	7.50%
Country risk premium	0.81%	0.64%	0.64%
Borrowing costs	5.98%	5.98%	5.98%
Leveraged beta factor	1.27	1.27	1.27

Notes to the combined financial statements of the cunova core business

6)	Intangible assets and goodwill (cont.)

As of December 31, 2023 and December 31, 2022, there was no impairment determined based on management’s impairment test.

Management has conducted a sensitivity analysis for two key assumptions of the impairment test. The tables below show the amount by which these two assumptions, analyzed individually, would have to change for the estimated recoverable amount to equal the carrying amount as of December 31, 2023 and December 31, 2022. The sensitivity did not result in an impairment loss.

December 31, 2023	Melting & Casting Technologies	Service Division	Industrial Applications	Maritime Applications
Discount rate	5.94%	15.26%	6.84%	5.40%
Discount on planned EBITDA	29.07%	50.25%	35.45%	24.30%

December 31, 2022	Melting & Casting Technologies	Industrial Applications	Maritime Applications
Discount rate	6.71%	8.23%	2.30%
Discount on planned EBITDA	38.44%	42.54%	17.70%

7)	Property, plant and equipment

(a) Property, plant and equipment

in € thousand	Land and Buildings	Machinery	Other Equipment	Construction in progress	Total
Cost
Balance as of January 1, 2022 (Predecessor)	20,427	100,995	17,367	2,792	141,581
Foreign exchanges differences	111	126	41	32	310
Acquisitions through business combinations	3,447	7,605	666	150	11,868
Additions	61	916	80	1,474	2,531
Balance as of January 31, 2022 (Predecessor)	24,046	109,642	18,154	4,448	156,290
Accumulated Depreciation
Balance as of January 1, 2022 (Predecessor)	3,705	58,563	10,115	—	72,383
Foreign exchanges differences	13	48	15	—	76
Depreciation	185	417	100	—	702
Balance as of January 31, 2022 (Predecessor)	3,903	59,028	10,230	—	73,161

Carrying amount as of January 31, 2022 (Predecessor)	20,143	50,614	7,924	4,448	83,129

Notes to the combined financial statements of the cunova core business

7)	Property, plant and equipment (cont.)

in € thousand	Land and Buildings	Machinery	Other Equipment	Construction in progress	Total
Cost
Balance as of February 1, 2022 (Successor)	26,077	52,699	8,612	4,448	91,836
Foreign exchanges differences	241	382	120	121	864
Additions	980	2,841	1,334	612	5,767
Reassessment	4,780	(278)	—	—	4,502
Transfers	(24)	1,303	(175)	(1,104)	—
Disposals	(117)	(1,061)	(98)	—	(1,276)
Reclassification IFRS 5	(1)	(1,701)	(4)	(218)	(1,924)
Balance as of December 31, 2022 (Successor)	31,936	54,185	9,789	3,859	99,769
Accumulated Depreciation
Balance as of February 1, 2022 (Successor)	—	—	—	—	—
Foreign exchanges differences	(44)	(134)	42	—	(136)
Depreciation	2,757	9,291	1,608	—	13,656
Additions to cumulative impairments	56	776	—	—	832
Disposals	(117)	(969)	(174)	—	(1,260)
Reclassification IFRS 5	—	(55)	—	—	(55)
Balance as of December 31, 2022 (Successor)	2,652	8,949	1,436	—	13,037

Carrying amount as of December 31, 2022 (Successor)	29,284	45,236	8,353	3,859	86,731

in € thousand	Land and Buildings	Machinery	Other Equipment	Construction in progress	Total
Cost
Balance as of January 1, 2023 (Successor)	31,936	54,185	9,789	3,859	99,769
Foreign exchanges differences	(292)	(401)	(84)	(117)	(894)
Additions	3,964	5,055	2,746	3,602	15,367
Transfer	193	1,568	383	(2,095)	49
Disposals	(279)	(1,018)	(73)	(75)	(1,445)
Balance as of December 31, 2023 (Successor)	35,522	59,389	12,761	5,174	112,846
Accumulated Depreciation
Balance as of January 1, 2023 (Successor)	2,652	8,949	1,436	—	13,037
Foreign exchanges differences	(27)	(56)	62	—	(21)
Depreciation	2,657	8,989	1,805	—	13,451
Transfer	21	128	(100)	—	49
Disposals	(279)	(419)	(51)	—	(749)
Balance as of December 31, 2023 (Successor)	5,024	17,591	3,152	—	25,767

Carrying amount as of January 1, 2023 (Successor)	29,284	45,236	8,353	3,859	86,731

Carrying amount as of December 31, 2023 (Successor)	30,498	41,798	9,609	5,174	87,079

Notes to the combined financial statements of the cunova core business

7)	Property, plant and equipment (cont.)

Impairment (kEUR 832) in the period from February 1, 2022 through December 31, 2022 relates to property, plant and equipment of the subsidiary in Ukraine.

b) Leasing

The changes in the carrying amounts of the right-of-use assets, included in property, plant and equipment, for the year ended December 31, 2023, for the period from February 1, 2022 through December 31, 2022 and for the period from January 1, 2022 through January 31, 2022, are as follows:

in € thousand	Land and Buildings	Machinery	Other Equipment	Total
Cost
Balance as of January 1, 2022 (Predecessor)	19,963	8,703	607	29,273
Foreign exchanges differences	85	—	(24)	61
Acquisitions through business combinations	2,490	—	24	2,514
Additions	60	862	—	922
Balance as of January 31, 2022 (Predecessor)	22,598	9,565	607	32,770
Accumulated Depreciation
Balance as of January 1, 2022 (Predecessor)	4,169	3,410	334	7,913
Foreign exchanges differences	11	—	(1)	10
Depreciation	147	27	9	183
Balance as of January 31, 2022 (Predecessor)	4,327	3,437	342	8,106

Carrying amount as of January 31, 2022 (Predecessor)	18,271	6,128	265	24,664

in € thousand	Land and Buildings	Machinery	Other Equipment	Total
Cost
Balance as of February 1, 2022 (Successor)	24,121	6,128	265	30,514
Foreign exchanges differences	200	—	3	203
Additions	125	—	170	295
Reassessment	4,780	(278)	—	4,502
Disposals	—	—	(5)	(5)
Balance as of December 31, 2022 (Successor)	29,226	5,850	433	35,509
Accumulated Depreciation
Balance as of February 1, 2022 (Successor)	—	—	—	—
Foreign exchanges differences	(10)	—	—	(10)
Depreciation	2,617	464	145	3,226
Disposals	—	—	(5)	(5)
Balance as of December 31, 2022 (Successor)	2,607	464	140	3,211

Carrying amount as of December 31, 2022 (Successor)	26,619	5,386	293	32,298

Notes to the combined financial statements of the cunova core business

7)	Property, plant and equipment (cont.)

in € thousand	Land and Buildings	Machinery	Other Equipment	Total
Cost
Balance as of January 1, 2023 (Successor)	29,226	5,850	433	35,509
Foreign exchanges differences	(172)	(14)	(8)	(194)
Additions	1,347	2,442	1,169	4,958
Disposals	—	(401)	(3)	(404)
Balance as of December 31, 2023 (Successor)	30,401	7,877	1,591	39,869
Accumulated Depreciation
Balance as of January 1, 2023 (Successor)	2,607	464	140	3,211
Foreign exchanges differences	(23)	(1)	(2)	(26)
Depreciation	1,730	603	464	2,797
Disposals	—	—	(3)	(3)
Balance as of December 31, 2023 (Successor)	4,314	1,066	599	5,979

Carrying amount as of January 1, 2023 (Successor)	26,619	5,386	293	32,298

Carrying amount as of December 31, 2023 (Successor)	26,087	6,811	992	33,890

The remeasurement of land and buildings in the period from February 1, 2022 through December 31, 2022 mainly concerns the recognition of the lease renewal option for the plant in Osnabrück as a result of a strategic decision by management for the site in Osnabrück.

The effects on the combined statements of profit or loss are summarized as follows:

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Depreciation for right-of-use assets	2,797	3,226	183
Interest expenses relating to leases	2,204	1,547	139
Expenses for short term leases and low value leases	895	1,231	69

Interest expense is recognized in financial expenses in the combined statements of profit or loss.

Expenses for agreements for short-term leases and for assets of low value are recognized in other operating expenses.

Notes to the combined financial statements of the cunova core business

7)	Property, plant and equipment (cont.)

The following lease payments are recorded in the combined statement of cash flows, of which payments for lease liabilities are presented in cash flows from financing activities and payments for short term lease contracts and payments for low value asset leases are presented in cash flows from operating activities:

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Payments for lease liabilities	5,199	4,513	414
Payments for short term lease contracts and low value lease contracts	895	1,231	69
Total payments	6,094	5,744	483

8)	Other investments and equity method investments

The cunova core business has a 41.3% interest in Special Steel & Alloys S.E. Asia Pte., Singapore, a joint venture separately managed in maritime applications. In the Predecessor period, this investment in the amount of kEUR 187 was recognized as other investment in the combined statement of financial position and accounted for at amortized cost as it was not material for the cunova core business.

In the Successor periods, the interest of the cunova core business of 41.3% in Special Steel & Alloys S.E. Asia Pte. Ltd, Singapore, is accounted for using the equity method in the combined financial statements.

	Successor
in € thousand	December 31, 2023	December 31, 2022
Balance at beginning of the period	1,696	1,659
Share of profit and loss from equity accounted entities	77	36
Exchange rate differences	(1)	1
Balance at end of the period	1,772	1,696

The following table summarizes the financial information of Special Steel & Alloys S.E. Asia Pte. Ltd, Singapore, with adjustments to account for fair values at the acquisition date and differences in accounting policies.

	Successor
in € thousand	December 31, 2023	December 31, 2022
At-equity investment	41.30%	41.30%
Long term assets	2	—
Short term assets	2,923	2,191
thereof Cash and cash equivalents	1,585	493
Short term liabilities	(1,628)	(1,009)
thereof short term financial liabilities	(10)	(30)
Net Assets	1,297	1,182
Group interest in net assets (41.30%)	535	488
Goodwill	1,237	1,208
Book value of group interest in net assets of Special Steel & Alloys	1,772	1,696

Notes to the combined financial statements of the cunova core business

8)	Other investments and equity method investments (cont.)

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Revenue	8,538	3,997	—
Depreciation	(20)	(11)	—
Financial expenses	(1)	(1)	—
Income taxes	(29)	—	—
Post-tax result (100%)	187	88	—
OCI (100%)	(2)	2	—
Result (100%)	185	90	—
Group interest in post-tax result of Special Steel & Alloys	77	36	—

9)	Non-current receivables and other assets

	Successor
in € thousand	December 31, 2023	December 31, 2022
Other non-current non-financial assets
Reinsurance German pensions	87	85
Other	6	6
Other non-current financial assets
Deposit	39	40
Total	132	131

10)	Inventories

	Successor
in € thousand	December 31, 2023	December 31, 2022
Metal	67,038	73,003
Work in progress	36,632	30,901
Finished goods and merchandise	17,703	16,239
Other raw material, consumables and supplies	10,643	9,353
Total	132,016	129,496

Metal mainly includes copper as well as stocks of nickel, zinc, tin and other metals.

The amount of expensed inventories corresponds to the cost of materials. Cost of materials includes an amount for write-downs on the net realizable value of inventories of kEUR 308 (write-downs of kEUR 48 for metal, kEUR 24 for work in progress, and kEUR 253 for other raw material, consumables and supplies as well as write-up of kEUR 17 for finished goods and merchandise) for the year ended December 31, 2023, and kEUR 289 (kEUR 38 for metal, kEUR 20 for work in progress, kEUR 110 for finished goods and merchandise and kEUR 121 for other raw material, consumables and supplies) for the period from February 1, 2022 through December 31, 2022 (kEUR 0 for the period from January 1, 2022 through January 31, 2022).

Notes to the combined financial statements of the cunova core business

11)	Trade receivables

Trade receivables, net consist of the following:

	Successor
in € thousand	December 31, 2023	December 31, 2022
Receivables – third parties	35,776	36,997
Receivables – Other KME companies	651	468
Receivables – equity-accounted investments	778	368
Total	37,205	37,833

The cunova core business routinely sells trade receivables under its factoring program to factors provided an insurance limit for the respective customer is available. Factoring involves non-recourse factoring, i.e., all risks and opportunities incidental to the sold receivables that may lead to variability in cash flows rest with the factor. In non-recourse factoring arrangements, the cunova core business retains the legal validity risk. As part of assignment, pursuant to IFRS 9, the cunova core business derecognizes the transferred receivables in full and records a receivable from the factor in an equivalent amount until this amount is settled.

In addition to non-recourse factoring, the cunova core business also transfers receivables as part of recourse factoring. In contrast to non-recourse factoring, these receivables are not derecognized and continue to be reported as customer receivables. The factor’s consideration is recognized under current financial liabilities.

Receivables, including with recourse and non-recourse, amounting to kEUR 1,898 as of December 31, 2023, and kEUR 1,974 as of December 31, 2022 have already been factored and are presented under current financial assets.

Contract assets are included in trade receivables and represent the entity’s right to consideration in exchange for the services that the cunova core business has transferred to date that remained unbilled. The contract asset is deemed to be a trade receivable once the cunova core business’ right to receive consideration becomes unconditional. As of December 31, 2023, contract assets amounting to kEUR 509 (December 31, 2022: kEUR 1,379) were included in trade receivables from third parties. There has been no material expected credit losses recognized on contract assets during the year ended December 31, 2023 and 2022.

The following tables provide information on the amount of impairments and expected credit losses recognized on trade receivables from third party customers:

December 31, 2023:

in € thousand	Gross amount	Impairment	Net amount	Default ratio	Expected credit loss
Not past due	24,728	49	24,679	0.30%	59
Past due 1 – 30 days	7,677	5	7,672	0.50%	38
Past due 31 – 60 days	3,203	6	3,197	1.00%	28
Past due 61 – 90 days	139	1	138	2.00%	2
Past due 91 – 120 days	64	—	64	10.00%	6
More than 121 days due	887	728	159
Total	36,698	789	35,909		133

Notes to the combined financial statements of the cunova core business

11)	Trade receivables (cont.)

December 31, 2022:

in € thousand	Gross amount	Impairment	Net amount	Default ratio	Expected credit loss
Not past due	28,082		28,082	0.30%	68
Past due 1 – 30 days	3,604	—	3,604	0.50%	17
Past due 31 – 60 days	2,285	—	2,285	1.00%	22
Past due 61 – 90 days	390	—	390	2.00%	4
Past due 91 – 120 days	2,992	—	2,992	10.00%	293
More than 121 days due	1,111	531	580
Total	38,464	531	37,933		404

IFRS 5 reclassification

in € thousand	Gross amount	Impairment	Net amount	Default ratio	Expected credit loss
Total	535	0	535	0.3% – 10.0%	3

Total

in € thousand	Gross amount	Impairment	Net amount	Default ratio	Expected credit loss
Total	37,929	531	37,398	0.3% – 10.0%	401

Development of impairments and expected credit loss

The ECLs are calculated based on actual credit loss experiences of the last three years taking into account forward-looking macroeconomic indicators. Expected credit losses are determined on a country-specific basis. The underlying default rates for the cunova core business according to maturity (not due to 120 days past due) and regional allocation are between 0.3% and 10% for the Successor periods and between 0.5% and 25% for the Predecessor period.

The presentation shows movements of all impairments on trade receivables for the year ended December 31, 2023, the period from February 1, 2022 through December 31, 2022, and for the period from January 1, 2022 through January 31, 2022:

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
As of the beginning of the period	932	1,440	1,437
Currency exchange difference	(1)	9	3
Allocation	329	184	82
Usage	15	375	1
Release	323	323	75
Reclassification due to IFRS 5	—	(3)	—
As of the end of the period	922	932	1,446

Discernible individual risks are taken into account using appropriate allowances that take into account the individual creditworthiness of the debtor.

Notes to the combined financial statements of the cunova core business

12)	Financial assets

Financial assets include only current financial assets and are broken down as follows:

	Successor
in € thousand	December 31, 2023	December 31, 2022
Receivables due from factoring companies	1,898	1,974
Receivables from other KME companies	—	4,083
Other financial assets	354	478
Total	2,252	6,535

Receivables from factors include the trade receivables assigned to factors (kEUR 1,898 and kEUR 1,974 with recourse and no balances without recourse as of December 31, 2023 and December 31, 2022, respectively) but not yet paid as of the reporting date as well as the contractually agreed retention.

Receivables from other KME companies as of December 31, 2022 mainly represent credit notes from KME Germany for the purchase of metal in the amount of kEUR 3,779.

Changes in receivables due from factoring companies and receivables from other KME companies are presented under cash flows from financing activities due to their financing nature.

13)	Other receivables and current assets

	Successor
in € thousand	December 31, 2023	December 31, 2022
Other current non-financial assets
Other tax receivables	1,525	1,841
Prepayments and accrued income	774	863
Receivables – energy tax	350	186
Receivables from insurance companies	—	182
Receivables – employees and social institutions	39	68
Other current financial assets
Deposits	101	88
Receivables – suppliers	156	180
Other receivables	323	346
Total	3,268	3,754

14)	Cash and cash equivalents

Cash and cash equivalents mainly comprise cash balances and cash holdings at credit institutions.

15)	Assets and liabilities held for sale in connection with held for sale assets

As a result of Russia’s war of aggression on Ukraine, the cunova core business discontinued its deliveries to Russian customers in 2022. The war has also affected the Russian subsidiary, KME Service Russland Ltd., which is no longer supplied by the cunova core business. Management intends to sell the shares in the subsidiary and has agreed the share transfer terms with the potential acquirer. The parties are waiting for the final approval from Russian Authorities and the sale is expected to be completed once the approval is obtained.

Writing down the disposal group to the lower of the carrying amount and fair value less costs to sell resulted in impairment losses of kEUR 1,963, which were recognized under other operating expenses in the statements of profit or loss for the period from February 1, 2022 through December 31, 2022 (see Note 27). The impairment losses have mainly reduced the carrying amount of the property, plant and equipment within the disposal group.

Notes to the combined financial statements of the cunova core business

15)	Assets and liabilities held for sale in connection with held for sale assets (cont.)

The disposal group was stated at fair value less costs to sell as of December 31, 2023 and December 31, 2022, and includes the following assets and liabilities:

	Successor
in € thousand	December 31, 2023	December 31, 2022
Inventories	806	1,017
Trade receivables	422	532
Cash and cash equivalents	132	166
Other receivables and assets	33	26
Assets held for sale	1,393	1,741

Trade payables	393	498
Other liabilities	103	129
Financial liabilities	77	97
Current tax liabilities	14	17
Liabilities directly associated with assets held for sale	587	741

16)	Net investment and non-controlling interests

a) Net investment attributable to the shareholders of the cunova core business

As stated in Note 2, the cunova core business was not a legal group for combined financial statements reporting purposes in accordance with IFRS 10 in the periods presented. The net investment of the cunova core business consists of the total net investment attributable to the shareholders of the cunova core business.

Net investment attributable to the KME Group in the Predecessor period represents the aggregation of the net assets of KME KG, KME SPS and subsidiaries of KME SPS that belonged to the cunova core business. Net investment attributable to the shareholders of PP Holding in the Successor periods (as of December 31, 2023 and December 31, 2022) represents the aggregation of the net assets of PP Holding, JV GmbH, cunova GmbH (former KME SPS) and subsidiaries of cunova GmbH that belonged to the cunova core business.

Combined net profit or loss of the entities belonging to the cunova core business which have been explained above and transactions with the KME Group in the Predecessor period (transactions with the shareholders of PP Holding in the Successor periods) have solely been allocated to net investment attributable to the KME Group in the Predecessor period (net investment attributable to the shareholders of PP Holding in the Successor periods).

Transactions with the KME Group

During the period from February 1, 2022 to December 31, 2022 (Successor), transactions with the KME Group primarily include shareholder loans waived by KME SE in the amount of kEUR 4,296.

b) Income and expenses recognized in other comprehensive income

The income and expenses recognized in other comprehensive income relate to foreign currency translation differences from the translation of foreign entity financial statements, changes in the fair value of cash flow hedges and the change in actuarial gains and losses on pension commitments pursuant to IAS 19, including the respective deferred tax assets and liabilities.

c) Non-controlling interests

The ownership interests of third parties including KME SE in fully consolidated subsidiaries are recognized under non-controlling interests.

Notes to the combined financial statements of the cunova core business

16)	Net investment and non-controlling interests (cont.)

The following tables summarize the information relating to the KME Group that is presented as material non-controlling interest of the cunova core business:

in € thousand	KME Group
As of February 1, 2022	19,831
OCI effects	1,946
Loss for the period	(11,669)
Transactions with the KME Group	4,955
As of December 31, 2022	15,063
As of January 1, 2023	15,063
OCI effects	(341)
Loss for the period	(5,437)
Other changes	(60)
As of December 31, 2023	9,225

Since the KME Group holds 45% of the shares in JV GmbH, the KME Group’s share is limited to the total comprehensive loss of the JV GmbH subgroup.

	Successor
in € thousand	Year ended December 31, 2023	Period from Feburary 1, 2022 through December 31, 2022
Non controlling interest percentage	45%	45%

1. Revenue	416,227	396,447
2. Loss	(11,812)	(26,014)
thereof attributable to:
– Other non controlling interest	271	(83)
3. OCI	(968)	4,422
thereof attributable to:
– Other non controlling interest	(210)	98

Total comprehensive loss	(12,780)	(21,592)

Loss allocated to the KME Group	(5,437)	(11,669)
Loss allocated to other non controlling interest	271	(83)
Loss allocated to all non controlling interest	(5,166)	(11,752)

OCI allocated to the KME Group	(341)	1,946
OCI allocated to other non controlling interest	(210)	98
OCI allocated to all non controlling interest	(551)	2,044

Cash flow from operating activities	49,145	10,246
Cash flow from investing activities	(13,971)	(13,126)
Cash flow from financing activities	(31,650)	(14,718)

Changes in cash and cash equivalents	3,524	(17,598)

Notes to the combined financial statements of the cunova core business

17)	Provisions for post-employment benefits and similar obligations

Depending on the legal, financial and tax circumstances in the country where employees reside, there are various forms of retirement provisions for many employees within the cunova core business. The cunova core business provides both defined contribution and defined benefit plans, the arrangement of which is shown below.

In Germany, the cunova core business has commitments to senior staff for an individually set pension amount, which is due when the employee reaches 65 or earlier, according to the options provided by the statutory pension scheme. The pension scheme for direct pension commitments is closed to new entrants. New commitments to senior staff are based only on defined contributions.

Depending on the date of entry of employment in the entity, there are defined benefit plans pursuant to the company agreement for a majority of other employees; their amount is calculated as a percentage of the pensionable salary for each eligible year of service. The pension scheme for direct pension commitments is also closed to new entrants. Instead, employees receive only a contribution granted by the employer for deferred compensation as part of a defined contribution commitment.

The amount of the obligation for all defined benefit plans in Germany totals kEUR 10,499 as of December 31, 2023 (kEUR 8,985 as of December 31, 2022). This is offset by reinsurance policies in the amount of kEUR 87 as of December 31, 2023 (kEUR 85 as of December 31, 2022), which are not classified as plan assets.

The defined benefit pension systems in Italy include a statutory claim which provides for a capital payment dependent on years of service and salary upon termination of the employment relationship. The amount of the obligation for all defined benefit plans in Italy totals kEUR 563 as of December 31, 2023 (kEUR 564 as of December 31, 2022).

Risks arising from defined benefit plans

In addition to customary actuarial risks, including longevity risk and currency translation risks, the risks largely relate to the financial risks arising from the obligation. In terms of the obligation, this relates especially to inflation risks for plans that have their performance level linked to salaries (especially final salary plans). A significant rise in salaries would result in a higher obligation for these plans. Within the cunova core business, such plans exist only to a limited number of employees and are closed to new entrants.

With regard to the adjustment for payable pensions, there is no pension provision within the cunova core business that obligates the cunova core business to raise the pension amount above the rate of inflation.

The following assumptions regarding the inputs to be applied for the actuarial calculations were made in the expert opinions:

December 31, 2023:

	Germany	Italy
Discount rate	3.63%	3.08%
Pension trend	2.00%	3.00%
Average weighted maturity (years)	19	7
Biometric calculation basis	Richttafeln 2018 G von Prof. Dr. Heubeck	Tabelle di mortalità RG48

December 31, 2022:

	Germany	Italy
Discount rate	4.24%	3.60%
Pension trend	2.00%	3.20%
Average weighted maturity (years)	19	9
Biometric calculation basis	Richttafeln 2018 G von Prof. Dr. Heubeck	Tabelle di mortalità RG48

Notes to the combined financial statements of the cunova core business

17)	Provisions for post-employment benefits and similar obligations (cont.)

The provisions for defined benefit plans are as follows:

	Successor
in € thousand	December 31, 2023	December 31, 2022
Present value of wholly unfunded obligations	11,085	9,574
Total	11,085	9,574

In addition, there are entitlements for reimbursements, mainly for life insurance policies to cover the respective post-employment benefit obligations. Life insurance policies are paid by the insurance to the cunova core business upon retirement. The following overview shows the development of reimbursement entitlements:

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Value at the beginning of the period	85	100	100
Disposals	2	(15)	—
Value at the end of the period	87	85	100

The changes in present value of the defined benefit obligations are as follows:

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Defined benefit obligations at the beginning of the period	9,574	16,247	16,218
Current service cost	69	154	32
Interest cost	399	203	—
Remeasurements in OCI:
Experience adjustments	39	(3)	—
Financial assumptions	1,106	(7,167)	—
Benefits paid	(119)	(31)	(3)
Transfer from other companies	17	171	—
Defined benefit obligations at the end of the period	11,085	9,574	16,247

The following overview shows the extent to which the present value of the defined benefit obligation would change due to changes in the significant actuarial assumptions. The projected unit value method is used with all other assumptions remaining unchanged.

December 31, 2023:

in € thousand	change current year	Amount if increase	Amount if decrease
Change in life expectancy (mortality rate)	+/- 1 year	11,314	10,808
Discount rate	+/-1,00%	9,321	13,326
Pension trend	+/-0,25%	11,414	10,726

Notes to the combined financial statements of the cunova core business

17)	Provisions for post-employment benefits and similar obligations (cont.)

December 31, 2022:

in € thousand	change current year	Amount if increase	Amount if decrease
Change in life expectancy (mortality rate)	+/- 1 year	9,744	9,350
Discount rate	+/-1,00%	8,069	11,463
Pension trend	+/-0,25%	9,840	9,280

The pension provision expense comprises personnel expense and interest expense, which is also incorporated in personnel expense:

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Current service cost	69	154	32
Net interest on net defined benefit liability	399	203	0
Total	468	357	32

Future payable benefits are broken down as follows:

in € thousand	December 31, 2023
2024	236
2025	293
2026	276
2027	314
2028	341
2029 – 2033	2,298

in € thousand	December 31, 2022
2023	135
2024	181
2025	220
2026	250
2027	288
2028 – 2032	1,877

The pension plans are not financed. Benefit payments are financed from current cash flows. The total expenses of defined contribution plans in Germany and the USA (401k) amount to kEUR 813 for the year ended December 31, 2023, kEUR 903 for the period from February 1, 2022 through December 31, 2022 and kEUR 61 for the period from January 1, 2022 through January 31, 2022.

Notes to the combined financial statements of the cunova core business

18)	Other provisions

Other provisions developed as follows in the reporting year:

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Balance at the beginning of the period	304	367	495
Utilized	—	(166)	—
Release	(65)	—	—
Allocation to provisions	—	103	—
Balance at the end of the period	239	304	495

Non current	—	—	—
Current	239	304	495
Total	239	304	495

Other provisions mainly comprise provisions for warranty claims for customers. Warranties are granted based on the statutory requirement period of one year.

19)	Financial liabilities

Financial liabilities are broken down as follows:

	Successor
	December 31, 2023				December 31, 2022
in € thousand	until 1 year	1–5 years	over 5 years	Total December 31, 2023	until 1 year	1–5 years	over 5 years	Total December 31, 2022
Loans from banks*	20,560	34,911	142,019	197,490	16,622	39,821	142,165	198,608
Loans from shareholders	—	63,784	—	63,784	—	—	63,890	63,890
Factoring liabilities	2,034	—	—	2,034	—	—	—	—
Lease liabilities	4,082	10,654	12,463	27,199	4,756	8,911	12,318	25,985
Other financial liabilities	886	3,687	—	4,573	12,243	269	—	12,512
Total	27,562	113,036	154,482	295,080	33,621	49,001	218,373	300,995

*	net of transaction costs

Liabilities to banks, liabilities to shareholders and liabilities to KME SE Group Companies

In the Predecessor period as of January 31, 2022, the cunova core business was mainly financed by the KME Group. As part of the Transfer of the cunova core business to JV GmbH, refinancing of the cunova core business was undertaken. Financial liabilities to KME SE of EUR 218.2 million as of January 31, 2022 were settled in the course of the Transfer to JV GmbH, of which EUR 213.9 million was paid out to KME SE and EUR 4.3 million was forgiven by KME SE and was accounted for as capital contribution in cunova GmbH. The repayment of financial liabilities to KME SE was financed by raising a EUR 190 million loan (nominal amount) from Hayfin Services LLP (“Hayfin”), as well as a EUR 33 million shareholder loan (nominal amount) from the Paragon Fund III GmbH & Co. geschlossene Investment KG, and a EUR 32 million subordinated shareholder loan (nominal amount) from KME SE. The shareholder loans obtained from the refinancing will be mature on January 31, 2028, and December 31, 2027, respectively and bear an interest rate of 4% per annum. The shareholder loan from KME SE is subject to qualified subordination. In the year ended December 31, 2023, the cunova core business partially repaid EUR 3.5 million of the shareholder loan from the Paragon Fund III GmbH & Co. geschlossene Investment KG.

Notes to the combined financial statements of the cunova core business

19)	Financial liabilities (cont.)

The credit facility from Hayfin includes three tranches: Tranche A (EUR 45 million), Tranche B (EUR 125 million) and Tranche C (USD 22.5 million). Tranches B and C have a term until January 31, 2029 and will be repaid on maturity. Tranche A is to be repaid in semi-annual installments by June 30, 2027. The cunova core business repaid EUR 5 million of this amount during the period from February 1, 2022 to December 31, 2022. EUR 7.5 million was repaid in the year ended December 31, 2023. EUR 10 million is to be repaid in 2024. The loan liabilities are presented in the combined financial statements after deduction of the transaction costs incurred, which are amortized over the term of the loans using the effective interest method.

Tranches A and B were drawn down on January 31, 2022 and are included in the combined statement of financial position as of February 1, 2022, and used for the repayment of financial liabilities to KME SE in the amount of kEUR 199,049. Another repayment to KME SE amounting to kEUR 12,000 was directly paid out from an escrow account, which was opened in the name of and under the supervision of the notary lawyer and not recognized by the cunvoa core business. Therefore, these refinancing activities are not presented in the combined statements of cash flows in any of the periods presented. Tranche C was drawn down in January 2022 to make payments for the acquisition of RTI and is included in the combined statement of cash flows in January 2022.

As collateral for the Hayfin credit facility, shares in cunova GmbH and cunova Special Products America Inc. (formerly: KME Special Products America Inc.) were pledged as security.

As part of the Hayfin credit facility, a covenant was set up for the cunova core business (ratio of total net debt to pro forma EBITDA), which is subject to quarterly testing. In the financial year 2022 and as of December 31, 2022, as well as in the financial year 2023 and as of December 31, 2023, the cunova core business fully complied with the covenant.

Interest is charged at the 6-month Euribor or USD Libor plus a margin based on the ratio of total net debt to pro forma EBITDA. Depending on the ratio and tranche, the interest rate ranges between 5.75% and 8.25% per annum. Interest payments were due twice annually on January 31 and July 31 in the financial year 2022. Since July 2023 interest payments for Tranches A and B are due on a quarterly basis and interest payments for Tranche C are due on a monthly basis.

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative near risk-free rates (referred to as ‘IBOR reform’). In this respect, the cunova core business assumes that Euribor will remain as benchmark rate for the foreseeable future. The USD Libor, which is relevant for the Hayfin Tranche C, was replaced as of June 31, 2023 with the secured overnight financing rate (SOFR). Accordingly, since the same date interest on Tranche C is calculated based on SOFR.

As of December 31, 2022, there are credit facilities totaling EUR 9.0 million on subsidiary level, of which kEUR 5,650 had been utilized as of the reporting date. As of December 31, 2023, there are credit facilities totaling EUR 12.9 million on subsidiary level, of which kEUR 10,798 had been utilized as of the reporting date.

Factoring and warehouse financing

In order to finance working capital, in the financial year 2022 there was non-recourse factoring with a credit facility of EUR 40 million and warehouse financing of EUR 22.7 million with ABN AMRO Asset Based Finance N.V. The factoring and warehouse facilities were drawn down in the amounts of EUR 18.5 million and EUR 10.5 million (presented in loans from banks), respectively, as of December 31, 2023 (EUR 18.7 million and EUR 5.9 million (presented in loans from banks), respectively, as of December 31, 2022). The default risk is transferred to the factor in the case of non-recourse factoring. The cunova core business retains the legal validity risks.

Two covenants were set up for the cunova core business (a minimum EBITDA-margin and equity ratio), which are subject to quarterly testing. In financial year 2022 and as of December 31, 2022, as well as in the financial year 2023 and as of December 31, 2023, the cunova core business fully complied with the relevant covenants.

Notes to the combined financial statements of the cunova core business

19)	Financial liabilities (cont.)

Both facilities originally had a term until January 31, 2024 and are extended by one year unless notification of termination has been given at the end of the term. In the financial year 2023 both facilities were extended by one year until end of January 2025.

Other financial liabilities

Other financial liabilities as of December 31, 2023 primarily include liabilities from sale and leaseback agreements. The cunova core business sold a production line and other assets and leased these assets back for 5 years. The cunova core business retains control of the assets and in addition, ownership of the assets will be transferred to the cunova core business in full after fulfillment of all payment obligations. Therefore, the transfer of the assets does not satisfy the requirements of IFRS 15 to be accounted for as a sale of the assets, and thus the cunova core business accounts for the transaction as a financing agreement. The sale and leaseback transactions enabled the cunova core business to access more capital while continuing to use the assets. For further information concerning cash flows relating to sale and leaseback agreements, please refer to Note 37.

Other financial liabilities as of December 31, 2022 primarily include the contingent and deferred considerations for the acquisition of Roser Technologies LLC.

20)	Trade payables

	Successor
in € thousand	December 31, 2023	December 31, 2022
Trade payables – Other KME companies	60,674	57,195
Trade payables – third parties	16,966	21,294
Payables due to equity accounted investments	5	13
Total	77,645	78,502

All liabilities have a remaining term of up to one year.

21)	Other liabilities

	Successor
	December 31, 2023			December 31, 2022
in € thousand	Short term	Long term	Total December 31, 2023	Short term	Long term	Total December 31, 2022
Liabilities relating to:
Liabilities to customer	18,510	—	18,510	13,871	—	13,871
Wages and Salaries	5,819	—	5,819	5,088	—	5,088
Other taxes	1,212	—	1,212	764	—	764
Social security	888	—	888	710	—	710
Partial retirement	241	29	270	573	26	599
Severance payments	108	—	108	459	—	459
Jubilee provisions	39	447	486	46	393	439
Other Liabilities	201	—	201	409	—	409
Total	27,018	476	27,494	21,919	419	22,338

Liabilities to customers mainly include advanced payments from customers, credit notes to customers, and customers with credit balances due to overpayments.

Notes to the combined financial statements of the cunova core business

21)	Other liabilities (cont.)

IFRS 15 requires separate disclosure of contract liabilities. Payments received in advance of delivery of orders at the cunova core business satisfy the definition of contract liabilities. Contract liabilities as of December 31, 2023 amount to kEUR 17,161 (kEUR 12,351 as of December 31, 2022). Changes in contract liabilities result from the revenue recognition for contract liabilities reported in the previous year as well as new customer prepayments received in the current year. All contract liabilities are expected to be recognized as revenue within one year, therefore all contract liabilities at the beginning of a period are recognized as revenue during the respective period.

The cunova core business applies the practical expedient of paragraph 121 of IFRS 15 and does not disclose information on the remaining performance obligations which have an original expected term of one year or less.

22)	Current and deferred taxes

Deferred taxes in the statement of financial position

Recognized deferred tax items relate to:

	Successor
in € thousand	December 31, 2023	December 31, 2022
Deferred tax assets	1,021	517
Deferred tax liabilities	43,453	47,975
Deferred tax, net	42,432	47,458

The deferred tax assets and deferred tax liabilities are attributable to items in the statement of financial position and tax loss carryforwards as follows:

	Successor
in € thousand	December 31, 2023	December 31, 2022
Temporary Differences and consolidation effects
Property, Plant and Equipment	225	182
Inventories	143	28
Trade receivables	57	49
Other receivables and current assets	70	96
Pension liabilities	1,485	1,111
Other Provisions	—	39
Non current financial liabilities	1,007	593
Current financial liabilities	561	768
Other current liabilities	26	64
Deferred tax assets on tax loss carryforward	825	2,222
Deferred tax assets before set-off	4,399	5,152
Offsetting	(3,378)	(4,635)
Deferred tax assets	1,021	517

Notes to the combined financial statements of the cunova core business

22)	Current and deferred taxes (cont.)

	Successor
in € thousand	December 31, 2023	December 31, 2022
Temporary Differences and consolidation effects
Property, Plant and Equipment	7,514	8,308
Intangible assets	38,050	41,659
Inventories	24	487
Trade receivables	1	478
Other receivables and current assets	58	52
Non current financial liabilities	1,084	1,408
Other non current liabilities	15	12
Other current liabilities	85	207
Deferred tax liabilities before set-off	46,831	52,611
Offsetting	(3,378)	(4,635)
Deferred tax liabilities	43,453	47,976

Deferred tax assets on loss carryforwards of kEUR 825 as of December 31, 2023 are attributable to Roser Technologies LLC. Deferred tax assets on loss carryforwards of kEUR 2,222 as of December 31, 2022 are attributable to cunova GmbH and Roser Technologies LLC and relate to deferred taxes on non-deductible interest expenses exceeding the respective local tax legislation for caps on interest deductibility.

No deferred tax assets were stated for the following loss carryforwards and deductible temporary differences not used to date as their future usability is not reasonably assured:

Tax loss carry forward

	Successor
in € thousand	December 31, 2023	December 31, 2022
Tax losses not recognized in deferred tax assets	14,841	16,004
Interest carryforwards not recognized in deferred tax assets	21,594	0

Management considers it is not probable that taxable profit will be available the foreseeable future against which the tax loss carryforwards and interest carry forwards could be utilized.

Based on current legislation, the unrecognized loss carryforwards of kEUR 7,448 (PY: kEUR 7,310) and unrecognized interest carryforwards of kEUR 21,594 (PY: kEUR 0) can be carried forward without time limit and do not expire so long as no specific circumstances arise, such as a material change of ownership.

To the extent that unrecognized loss carryforwards can be carried forward within time limits, these will expire according to the following overview:

Limitation of tax loss carry forward

	Successor
in € thousand	December 31, 2023	December 31, 2022
2034 – 2038	7,393	8,179

The recognition of deferred taxes is based on management’s assessment that it is likely that the respective entities will in future generate taxable profits, against which the unused tax losses can be offset. In general, management uses historical information on profitability and forecast operating profits based on the business planning.

Notes to the combined financial statements of the cunova core business

22)	Current and deferred taxes (cont.)

No deferred tax liabilities were recognized on temporary differences relating to interests in subsidiaries as it is improbable that these temporary differences will be reversed in the foreseeable future. The total amount of temporary differences relating to shares in subsidiaries for which no deferred taxes were recognized amounts to kEUR 8,620 (PY: kEUR 8,419).

Current tax in the statement of financial position

The following current tax assets and liabilities are stated in the statement of financial position:

	Successor
in € thousand	December 31, 2023	December 31, 2022
Current tax assets	47	103
Current tax liabilities	13,845	6,877

Explanatory notes to the combined statement of profit or loss

23)	Revenue

Revenue of the cunova core business disaggregated by region as follows:

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
By region:
Germany	153,177	148,884	13,950
Europe	95,263	76,283	6,308
USA	89,590	85,502	7,540
Asia	41,664	69,781	4,548
Rest of world	36,533	15,997	1,762
Total	416,227	396,447	34,108

The cunova core business determines the geographic location of revenue based on the location of its customers.

Revenue disaggregated by division is as follows:

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
By divison:
Melting & Casting Technologies	109,162	108,538	11,313
Industrial Applications	82,410	81,747	6,904
Maritime Applications	57,039	59,107	3,727
Service Division	51,992	41,781	2,901
Other (including scrap sales to KME Germany)	115,624	105,274	9,263
Total	416,227	396,447	34,108

Notes to the combined financial statements of the cunova core business

23)	Revenue (cont.)

Revenue disaggregated by major product / service lines is as follows:

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Major product / service lines:
Production	364,235	354,666	31,207
Services	51,992	41,781	2,901
Total	416,227	396,447	34,108

Revenues from production are realized at a point in time, realization of revenues from services are dependent on service duration, with services completed within one month realized at a point in time when the services are complete and services with a duration of more than one month realized over a period of time.

Revenue disaggregated by method of revenue recognition:

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Revenue recognition method:
Point in time	390,016	375,376	32,632
Period over time	26,211	21,071	1,476
Total	416,227	396,447	34,108

The cunova core business did not generate more than 10% of business revenue with any single external customer (outside the KME Group) in the reporting periods.

24)	Other operating income

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Release of liabilities	706	798	—
Reversal of receivables written off	300	93	76
Rebates of energy cost/energy tax	163	248	—
Government grants	337	198	—
Insurance reimbursement	32	138	—
Income from disposal of fixed assets	32	9	—
Sundry income	560	655	30
Total	2,130	2,139	106

The sundry income relates to a number of individual items that are considered individually immaterial.

Notes to the combined financial statements of the cunova core business

25)	Cost of material

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Purchase of metal	(196,805)	(223,345)	(1,620)
Other material	(50,245)	(93,179)	(2,893)
Change in inventories metal and other material	(4,492)	53,912	(16,584)
Total	(251,542)	(262,612)	(21,097)

26)	Personnel expenses

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Wages and salaries	(62,284)	(52,302)	(4,594)
Social security contributions	(10,432)	(9,497)	(851)
Cost of pension and redundancy payments	(1,583)	(674)	(96)
Total	(74,299)	(62,473)	(5,541)

Payments for wages, salaries, bonuses and all other payments for work provided by employees of the cunova core business constitute the main part of personnel expenses. Mandatory statutory contributions incurred by the cunova core business are shown under social security contributions, in particular contributions to social insurance.

Post-employment benefits refer to active and inactive employees or their surviving dependents. These expenses include allocations to provisions for post-employment benefits and employer contributions for supplementary pension benefits. Contributions to defined contribution plans amounted to kEUR 813 for the year ended December 31, 2023, kEUR 903 for the period from February 1, 2022 through December 31, 2022 and kEUR 61 for the period from January 1, 2022 through January 31, 2022. They are included in the line item “Cost of pension and redundancy payments” in the table above and in “Provisions for post-employment benefits and similar obligations” in Note 17.

Notes to the combined financial statements of the cunova core business

27)	Other operating expenses

	Succesor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Production cost and service bought	(9,593)	(9,566)	(727)
Cost of energy	(6,245)	(4,832)	(484)
Freight cost	(5,569)	(6,363)	(852)
Commissions	(5,534)	(4,016)	(530)
Consulting cost	(4,949)	(7,311)	(127)
Maintenance cost	(4,742)	(3,319)	(284)
IT cost	(2,770)	(1,915)	(173)
Insurance premiums	(2,628)	(2,230)	(252)
Travel cost	(1,182)	(900)	(24)
Advertising and other commercial cost	(1,125)	(389)	(13)
Rent and lease expense	(895)	(1,231)	(69)
Cleaning and waste disposal	(789)	(718)	(40)
Licence and patent fees	(578)	(384)	(28)
External staff	(424)	—	—
Other taxes	(408)	(262)	(24)
Valuation allowance trade receivables	(380)	(194)	(37)
Bank fees	(375)	(303)	(13)
Telecommunication	(280)	(227)	(11)
Loss from disposal of fixed assets	(215)	—	—
Employees training costs	(179)	(131)	—
Office Material	(169)	(163)	—
Security costs	(43)	(85)	—
Other costs	(1,128)	(2,377)	(206)
Total	(50,200)	(46,916)	(3,894)

Rent and lease expenses of kEUR 895 for the year ending December 31, 2023, kEUR 1,231 for the period from February 1, 2022 through December 31, 2022 and kEUR 69 for the period from January 1, 2022 through January 31, 2022 are due to expenses arising from agreements for short-term leases and for assets of low value (see Note (7 b)).

“Other costs” for the period from February 1, 2022 through December 31, 2022 mainly include kEUR 1,963 impairment losses on the assets of the Russian subsidiary arising from measurement at the lower of the carrying amount and fair value less costs to sell (see Note 15). For the year ended December 31, 2023 and for the period from January 1 through January 31, 2022, “Other costs” only include items which are considered individually immaterial.

Notes to the combined financial statements of the cunova core business

28)	Gain/loss from financial investments accounted for using the equity method

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
At-equity result associated companies	77	36	—
Income from at-equity	77	36	—

Investment income from associates includes the proportionate share of profit of equity-accounted investees. For further information, please refer to Note 8.

29)	Financial result

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Gain from foreign currency transactions	8	716	185
Interest income	64	67	1
Other financial income	—	—	2
Total financial income	72	783	188

Interest expense	(30,621)	(20,985)	(291)
Financial and guarantee fees	(38)	(326)	—
Loss from foreign currency transactions	(2,078)	(89)	(197)
Total financial expense	(32,737)	(21,400)	(488)

Financial result	(32,665)	(20,617)	(300)

30)	Income taxes

Income taxes in the statements of profit or loss

The tax income/expense of the cunova core business is as follows:

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Current taxes expense (-) / income (+)	(8,839)	(6,999)	(978)
thereof of previous years	—	14	—
Deferred taxes expense (-) / income (+)	4,641	13,632	227
Total	(4,198)	6,633	(751)

The combined income tax rate of the cunova core business amounts to 31.23% (PY: 31.23%), with the corporate tax rate (inclusive of the solidarity surcharge) amounting to 15.83% (PY: 15.83%) and the trade tax rate amounting to 15.4% (15.4%). Foreign tax rates vary between 18.0% and 30.99% (PY: 18.0% and 30.99%).

Notes to the combined financial statements of the cunova core business

30)	Income taxes (cont.)

The cunova core business had tax expense of kEUR 4,198 for the year ended December 31, 2023, a tax income of kEUR 6,633 for the period from February 1, 2022 through December 31, 2022 and a tax expense of kEUR 751 for the period from January 1, 2022 through January 31, 2022. In this regard, the cross-border offsetting of taxable profits and losses is not possible. Negative taxable results in individual European countries cannot be offset against positive taxable results in other European countries, the USA or Asia.

The deferred tax expense/income recognized in the combined statements of profit or loss includes the following:

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Change in temporary differences	6,038	11,409	227
Losses carried forward on unrecognized tax losses	(1,397)	2,223	—
Deferred tax expense (-) / income (+)	4,641	13,632	227

The change in deferred tax assets and liabilities as well as the deferred tax expense/income developed as follows:

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Change in DTA	504	(24)	(113)
Change in DTL	4,523	11,444	(6,120)
Change in balance sheet	5,027	11,420	(6,233)
Deferred taxes attributed to equity (Pension; cashflow hedges)	(354)	2,236	—
Exchange rate changes to equity (FX)	(33)	(24)	—
Change in scope of consolidation	—	—	6,460
Deferred tax expense (-) / income (+)	4,640	13,632	227

Notes to the combined financial statements of the cunova core business

30)	Income taxes (cont.)

The expected tax income/expense can be reconciled with the actual tax income/expense as follows:

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Profit before tax	(7,940)	(33,025)	2,353
Expected tax rate	30.00%	30.00%	30.00%
Expected income tax expense (+) / income (-)	(2,382)	(9,908)	706

Reconcilitation
Effect from different tax rates	275	(123)	—
Expenses not deductible for tax purposes	915	3,139	—
Tax-exempt income	—	(1,292)	—
Tax losses in the year and deductible temporary differences, for which no deferred tax is recognised	6,053	669	—
Tax loss carryforward used no deferred tax recognised	—	(13)	—
Prior-period current tax expense	—	14	—
Prior-period deferred tax expense	—	374	—
Other taxation effects	(663)	507	45
Income tax recognised in the income statement	4,198	(6,633)	751
Effective tax rate	-52.9%	20.1%	31.9%

Taxes recognized directly in equity

Current and deferred taxes are generally recognized in the statement or profit or loss. Excluded from this recognition are taxes that are attributable to transactions recognized directly in equity:

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Deferred taxes recognized in OCI	(354)	2,236	—
Change in scope of consolidation	—	—	6,460
Exchange rate changes to equity (FX in OCI)	(33)	(24)	—

Other disclosures

31)	Segment reporting

The cunova core business comprises the segments Melting & Casting Technologies, Maritime Applications, Industrial Applications and Service Division. Until April 2023 the Melting & Casting Technologies and Service Division segments were aggregated into one reportable segment Melting & Casting Technologies. The acquisition of RTI significantly augmented the service portfolio of the cunova core business. In April 2023, the cunova management adjusted the internal management and reporting of the cunova core business and consequently restructured the segments. In this connection, in addition to Melting & Casting Technologies, Industrial Applications and Maritime Applications, the Service Division was integrated into the organizational structure of the cunova core business as a fourth business unit in 2023. Since the internal management and reporting structure is used as a basis for determining the reportable

Notes to the combined financial statements of the cunova core business

31)	Segment reporting (cont.)

segments under IFRS 8, there is a corresponding change in the segment reporting of the cunova core business in the financial year 2023. In order to ensure the comparability of the figures for the financial year 2023 with those of the previous periods, the segment results for the period from February 1, 2022 through December 31, 2022 and for the period from January 1, 2022 through January 31, 2022 have been reclassified according to the revised reporting structure.

The cunova core business’s operating segments are reported in a manner consistent with the internal reporting provided to and regularly reviewed by the chief operating decision maker (“CODM”), which consists of a management board consisting of the CEO, the CFO and the COO and are aligned to the four business units that the cunova core business operates in: Melting & Casting Technologies, Maritime Applications, Industrial Applications and Service Division. As the four operating segments have different economic characteristics, each of the operating segments are considered to be reportable segments, resulting in four reportable segments. Additionally, the cunova core business has a Corporate / Other revenue and expenses, which primarily consists of scrap sales to KME Germany which do not have any added-value to the cunova core business and thus there is no operating results for the CODM to make meaningful assessments of the effect of allocating more or less resources to this activity. Adjusted EBITDA of Corporate primarily consists of non-core activities and include the administrative costs that are not charged to the reportable segments. The CODM uses the measure of adjusted EBITDA to assess performance of the entity’s segments to make decisions regarding the allocation of resources.

Assets and liabilities are not reported nor regularly reviewed by the CODM by reportable segment and therefore have not been reported at the reportable segment level.

Revenue and adjusted EBITDA reconciliation:

						Year ended December 31, 2023
Successor	Melting & Casting Technologies	Maritime Applications	Industrial Applications	Service Division	Total Reportable Segments	Corporate / Other	Total
Revenues	109,162	57,039	82,410	51,992	300,603	115,624	416,227
Adjusted EBITDA	27,179	7,844	7,952	13,092	56,067	—	56,067
Exceptional costs and carve-out costs							(4,248)
Inventory Step-up							(1,329)
Other							(9)
Depreciation and amortization							(25,833)
Finance income (costs), net							(32,588)
Loss before tax	—	—	—	—	—	—	(7,940)

Notes to the combined financial statements of the cunova core business

31)	Segment reporting (cont.)

						Period from February 1, 2022 through December 31, 2022
Successor	Melting & Casting Technologies	Maritime Applications	Industrial Applications	Service Division	Total Reportable Segments	Corporate / Other	Total
Revenues	108,538	59,107	81,747	41,781	291,173	105,274	396,447
Adjusted EBITDA	28,991	3,891	8,761	10,385	52,028	(49)	51,979
Exceptional costs and carve-out costs							(9,109)
Inventory Step-up							(14,616)
Costs not considered in the covenant requirements of Hayfin financing							(1,325)
– Cost of quality Osnabrück							(500)
– Cost of gas shortage contingency plan							(218)
– RTI cost overrun on product expansion							(206)
– KMETF press breakdown, outsourcing & lay-off cost							(401)
Other							(63)
Depreciation and amortization							(39,310)
Finance income (costs), net							(20,581)
Loss before tax	—	—	—	—	—	(49)	(33,025)

						Period from January 1, 2022 through January 31, 2022
Predecessor	Melting & Casting Technologies	Maritime Applications	Industrial Applications	Service Division	Total Reportable Segments	Corporate / Other	Total
Revenues	11,313	3,727	6,904	2,901	24,845	9,263	34,108
Adjusted EBITDA	3,121	207	377	483	4,188	(574)	3,614
Extraordinary Result							(77)
Other							122
Depreciation and amortization							(1,006)
Finance income (costs), net							(300)
Profit before tax	—	—	—	—	—	(574)	2,353

The adjustments to EBITDA relate to the non-recurring items of exceptional costs (extraordinary result), carve-out related costs from the KME Group, inventory step-up by applying the acquisition method of accounting for the acquisition of the cunova core business by PP Holding through JV GmbH under IFRS 3, and adjustments that are not considered in the covenant requirements of the Hayfin financing starting from February 1, 2022, including cost of quality improvement in Osnabrück plant, cost incurred for the gas shortage contingency plan, RTI overrun cost on product expansion and costs incurred in KME America Marine Tube & Fittings LLC related to press breakdown, outsourcing and lay-off, and other adjustments relating to items such as foreign currency exchange rate difference between those used for management reporting and for the combined financial statements, among others.

For revenue disaggregated by region, please see Note 23 — Revenue.

Notes to the combined financial statements of the cunova core business

31)	Segment reporting (cont.)

The following table presents the carrying amount of the cunova core business’s non-current assets by geographic location.

	Successor
in € thousand	December 31, 2023	December 31, 2022
By region:
Germany	207,932	216,216
USA	62,091	62,088
Europe	22,246	22,755
Rest of world	2,799	2,278
Allocated non-current assets	295,068	303,337
Other non-current assets (unallocated)	132	131
Deferred tax assets	1,021	517
Total non-current assets	296,221	303,985

During the periods presented in the combined financial statements, the cunova core business did not have any individual external customers outside of the KME Group with revenues of 10% or greater of total revenue. Revenue generated from KME Germany for the scrap sales is over 10% of the total revenue in the periods presented. For more details, please refer to Note 36 Related party disclosures.

32)	Information on capital management

Management’s policy is to create a strong capital base to ensure that the confidence of investors and creditors is maintained and the future development of the business is secured. Management monitors return on capital, which the cunova core business defines as the ratio of operating profit to capital employed.

There were no changes in the cunova core business’s approach to capital management during the year ended December 31, 2023 and the period from February 1, 2022 through December 31, 2022. The cunova core business is not subject to external capital requirements going beyond the requirements specified in credit agreements (see Note 19).

In the Predecessor period from January 1, 2022 through January 31, 2022, capital management for the cunova core business was performed by KME SE. The legal requirements regarding equity and liquidity were taken into account in light of the needs of the KME Group.

33)	Additional disclosures on financial instruments

The carrying amounts, valuations and fair values based on measurement categories and fair value hierarchies of financial instruments are as follows:

	Successor
in € thousand	December 31, 2023	December 31, 2022
Financial assets at amortized cost	58,808	63,878
Financial liabilities at fair value through profit or loss	—	5,528
Financial liabilities measured at amortised cost	372,725	373,969

Notes to the combined financial statements of the cunova core business

33)	Additional disclosures on financial instruments (cont.)

December 31, 2023

Financial assets:

			Valuation method			Hierachy
in € thousand	Note	Book value	Amortized cost	Fair value	Fair value	Level
Financial Assets
Non current financial assets	9
Deposits		39	39	—	39	Level 2
Trade receivables	11	37,205	37,205	—	37,205	Level 2
Other receivables and current assets
Deposits		101	101	—	101	Level 2
Receivables from suppliers		156	156	—	156	Level 2
Other receivables		323	323	—	323	Level 2
Cash and cash equivalents	14	18,732	18,732	—	18,732	Level 1
Current financial assets	12
Factoring		1,898	1,898	—	1,898	Level 2
Loans		354	354	—	354	Level 2
Total		58,808	58,808	—	58,808

Financial liabilities:

			Valuation method			Hierachy
in € thousand	Note	Book value	Amortized cost	Fair value	Fair value	Level
Financial liabilities
Current and non-current financial liabilities	19
Loans		261,274	261,274	—	265,423	Level 2
Factoring non-recourse		2,034	2,034	—	2,034	Level 2
Lease liabilities		27,199	27,199	—	27,199	Level 2
Other financial liabilities		4,573	4,573	—	4,573	Level 2
Subtotal		295,080	295,080	—	299,229
Trade payables	20	77,645	77,645	—	77,645	Level 2
Total		372,725	372,725	—	376,874

Notes to the combined financial statements of the cunova core business

33)	Additional disclosures on financial instruments (cont.)

December 31, 2022

Financial assets:

			Valuation method			Hierachy
in € thousand	Note	Book value	Amortized cost	Fair value	Fair value	Level
Financial Assets
Non current financial assets	9
Deposits		40	40	—	40	Level 2
Trade receivables	11	37,833	37,833	—	37,833	Level 2
Other receivables and current assets
Deposits		88	88	—	88	Level 2
Receivables from suppliers		180	180	—	180	Level 2
Other receivables		346	346	—	346	Level 2
Cash and cash equivalents	14	18,856	18,856	—	18,856	Level 1
Current financial assets	12
Factoring		1,974	1,974	—	1,974	Level 2
Loans		4,561	4,561	—	4,561	Level 2
Total		63,878	63,878	—	63,878

Financial liabilities:

			Valuation method			Hierachy
in € thousand	Note	Book value	Amortized cost	Fair value	Fair value	Level
Financial liabilities
Current and non-current financial liabilities	19
Loans		262,498	262,498	—	267,526	Level 2
Lease liabilities		25,985	25,985	—	25,985	Level 2
Contingent consideration		5,528	—	5,528	5,528	Level 3
Other financial liabilities		6,984	6,984	—	6,984	Level 2
Subtotal		300,995	295,467	5,528	306,023
Trade payables	20	78,502	78,502	—	78,502	Level 2
Total		379,497	373,969	5,528	384,525

There were no transfers into or out of level 3 of the fair value hierarchy in all the periods presented.

Notes to the combined financial statements of the cunova core business

33)	Additional disclosures on financial instruments (cont.)

Reconciliation of Level 3 fair values

in € thousand	Contingent consideration
Predeccessor
Balance as of January 1, 2022	9,290
Interest expenses	27
Foreign exchanges differences	142
Balance as of January 31, 2022	9,459
Successor
Balance as of February 1, 2022	9,459
Interest expenses	330
Foreign exchanges differences	361
Payment	(4,622)
Balance as of December 31, 2022	5,528
Interest expenses	92
Foreign exchanges differences	(173)
Payment	(5,447)
Balance as of December 31, 2023	—

The fair value of the conditional purchase price liability is based on the present value of the expected payments, discounted using a risk-adjusted discount rate. The expected payment with a nominal amount of kUSD 6,000 is equal to the upper limit for the adjusted EBITDA in financial year 2022 as defined in the purchase agreement for Roser Technologies LLC. As the contingent input has been fixed as of December 31, 2022, a sensitivity analysis as of December 31, 2022 was considered not necessary. In the year ended December 31, 2023, the contingent consideration was paid out.

Financial assets and financial liabilities that are recognized at fair value or for which a fair value is disclosed in the notes to the financial statements must be classified in the fair value hierarchy described. The classification into the levels of the fair value hierarchy is determined by the input data on which the measurement is based:

Level 1 inputs: The fair value of financial instruments traded in active markets, such as listed derivatives and equity instruments, is based on quoted market prices at the end of the reporting period.

Level 2 inputs: The fair value of financial instruments that are not traded in an active market, such as derivatives held by the KME Group on behalf of the cunova core business, is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on company-specific estimates. If all significant inputs to measure an instrument at fair value are observable, the instrument is categorized within Level 2.

Level 3 input parameters: If one or more of the significant input factors are unobservable, the instrument is classified in Level 3.

Cash and cash equivalents, trade receivables and other receivables, and current financial assets have short residual maturities. Due to their short-term nature, their carrying amounts on the reporting date approximate their fair values. The fair values of financial liabilities take account of the market situation for the respective instrument as of the reporting date. Except Hayfin credit facilities, there were no financing costs to be deducted from the fair values of the financial liabilities. If the financial liabilities are current, and no financing costs are to be taken into account, the carrying amount of the financial liabilities equals their fair value. For detail information please refer to the relevant notes.

Derivative financial instruments in the Predecessor period include currency forward contracts and firm commitments consisting of LME (“London Metal Exchange”) transactions and open sales and purchase commitments with customers and suppliers which were centrally purchased and managed by KME S.r.I., the cash pooling company in the KME

Notes to the combined financial statements of the cunova core business

33)	Additional disclosures on financial instruments (cont.)

Group, and allocated to the cunova core business based on its transaction volume. Currency forwards transactions are valued on item-by-item basis at the forward rate of the balance sheet date and the exchange rate differences arising due to the contracted forward exchange rate are recognized in the financial result in the statement of profit or loss. The fair value of the firm commitments is the difference between average fixation price of sales (and purchase) commitments and the LME quotation as per closing date. The fair value changes are recognized in “cost of material” in the combined statement of profit or loss. As all the instruments have terms of three months, they were presented as current financial assets or liabilities. In the Successor periods, the cunova core business does not have such financial instruments. Since the cunova core business is not under the control of KME SE, no such instruments and relevant fair value changes were allocated to the cunova core business.

All financial assets and liabilities recognized at fair value are reviewed and remeasured at each reporting date.

Net result according to measurement categories

Income and expenses based on measurement categories are as follows:

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022
Gains
Net gain from foreign currency transactions	8	716	185
Interest income financial assets measured at amortized cost	64	67	1
Cash flow hedges – ineffective portion of changes in fair value	—	—	194

Expenses
Interest expenses financial liablities measured at amortized cost	(30,659)	(21,311)	(291)
Net loss from foreign currency transactions	(2,078)	(89)	(3)

34)	Financial risk management

The cunova core business is exposed to credit risks, interest risks, currency risks and liquidity risks due to the use of financial instruments.

Credit risk

The cunova core business is mainly exposed to credit risk from its operating activities, especially in respect of trade receivables. A credit risk is designated an unexpected loss of financial assets, e.g. if the customer is unable to pay their obligations by the due date. Credit risk is monitored regularly and includes a review of individual receivables, individual customer creditworthiness and an analysis of historical bad debts on a portfolio basis.

The maximum credit risk is represented by the carrying amounts of the financial assets stated in the statements of financial position. The cunova core business addresses credit risk using in-house credit management. To keep default risks as low as possible, the cunova core business routinely tracks existing receivables from our business partners. In addition to instruments that are customary for the market, such as letters of credit and guarantees, credit insurance is utilized to cover potential default on receivables. As part of credit risk management, customers are rated by credit category with each customer being granted a specific limit. A majority of risks relating to trade receivables are hedged using factoring arrangements.

Notes to the combined financial statements of the cunova core business

34)	Financial risk management (cont.)

There are no significant geographical concentrations of credit risk. The concentration of the creditworthiness risk for trade receivables is limited due to the broad and diverse customer base. Policies are in place to ensure an appropriate evaluation of the creditworthiness of customers. The evaluation is reached using customer portfolios based on empirical values, shares and/or financial information, as well as credit lines.

Information on loss allowances on trade receivables is given under Note 11.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rate to which the cunova core business is primarily exposed arises from non-current loans with variable interest rates. Regarding loans with variable interest rates, the cunova core business is exposed to a cash flow risk, while fixed-interest loans include the risk of changes in the fair value.

The existing current and medium-term financing structure of the cunova core business means that in the current interest rate environment, the cunova core business has determined it is not necessary for the cunova core business to hedge interest rate risk using interest rate swaps.

An increase (decline) in the relevant interest rates by 100 bps (50 bps) would impact equity and the combined profit or loss as of the reporting date in the manner presented in the table below. This analysis assumes that all other factors, in particular exchange rates, remain constant.

	Successor				Predecessor
	Year ended December 31, 2023		Period from February 1, 2022 through December 31, 2022		Period from January 1, 2022 through January 31, 2022
in € thousand	+100 BP	- 50 BP	+100 BP	- 50 BP	+100 BP	- 50 BP
Result effect	(1,820)	910	(1,705)	853	(222)	111
Equity effect	(1,820)	910	(1,705)	853	(222)	111

Foreign currency exposure

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign currency rates. The cunova core business operates internationally and undertakes its transactions in various currencies, some of which are not the functional currency of the cunova core business.

The foreign exchange risk by currency as of the reporting date is as follows:

December 31, 2023:

2023 in € thousand	USD	GBP	CHF
Trade receivables	6,343	27	—
Current financial assets	26,417	—	—
Cash and cash equivalents	1,858	—	—
Trade payables	601	14	3
Other liabilities	37	—	—
Gross balance sheet exposure	33,980	13	(3)
Estimated forecast sales for the next six month	18,702	3	—
Estimated forecast purchases for the next six month	2,046	45	—
Gross exposure	50,636	(29)	(3)
Forward exchange contracts	—	—	—
Net exposure	50,636	(29)	(3)

Notes to the combined financial statements of the cunova core business

34)	Financial risk management (cont.)

December 31, 2022

2022 in € thousand	USD	GBP	CHF
Trade receivables	36,090	10	—
Current financial assets	7,165	—	—
Cash and cash equivalents	3,302	—	—
Trade payables	1,210	31	3
Gross balance sheet exposure	45,347	(21)	(3)
Estimated forecast sales for the next six month	27,350	29	—
Estimated forecast purchases for the next six month	2,258	101	—
Gross exposure	70,439	(93)	(3)
Forward exchange contracts	—	—	—
Net exposure	70,439	(93)	(3)

A reasonably possible strengthening or weakening of currencies against other currencies as of December 31 would have affected the measurement of financial instruments denominated in foreign currency and largely affected profit or loss. For the currency sensitivity analysis, a change in the rate of the euro to the foreign currencies of +/- 10% was assumed. If the euro were to be 10% stronger/weaker against the foreign currencies than the prevailing closing rate, equity and the net income for the year would change in the manner shown in the table below. The analysis assumes that all other factors, primarily interest rates, remain constant. All relevant foreign currency items as well as forecast transactions for subsequent periods considered in the foreign currency risk are included in the calculation.

December 31, 2023

2023 in € thousand	USD	GBP
Strengthness 10%	5,064	(3)
Weakness 10%	(5,064)	3

December 31, 2022

2022 in € thousand	USD	GBP
Strengthness 10%	7,044	(9)
Weakness 10%	(7,044)	9

Liquidity risks

Liquidity risk is the risk that an entity will be unable to meet its own obligations. To ensure the liquidity of the cunova core business, the liquidity requirements are continuously forecasted by management of the cunova core business and monitored by the cunova core business corporate treasury department.

Ensuring the cunova core business is sufficiently provided with liquid funds is achieved both by the cash flow generated by the cunova core business and the available short and long-term credit facilities provided by our banks. It was thus possible to contain fluctuations in cash flow development. Liquidity inflows and outflows of business entities are monitored and coordinated centrally by the cunova core business corporate treasury department.

Notes to the combined financial statements of the cunova core business

34)	Financial risk management (cont.)

The contractual remaining terms of financial liabilities as of the reporting dates, including estimated interest payments, are presented below. The amounts are gross and undiscounted and include contractual interest payments.

December 31, 2023

		Contractual cashflows
in € thousand	Book value	until 3 months	4 months until 1 year	1 – 5 years	over 5 years	Total amount
Liabilities to banks	197,490	4,926	36,934	105,010	145,324	292,194
Liabilities to parent companies	63,784	—	—	74,741	—	74,741
Lease liabilities	27,199	559	3,770	12,617	17,480	34,426
Factoring liabilities	2,034	2,034	—	—	—	2,034
Other financial liabilities	4,573	226	713	4,469	—	5,408
Total	295,080	7,745	41,417	196,837	162,804	408,803

December 31, 2022

		Contractual cashflows
in € thousand	Book value	until 3 months	4 months until 1 year	1 – 5 years	over 5 years	Total amount
Liabilities to banks	198,608	7,261	26,823	109,885	164,071	308,040
Liabilities to parent companies	63,890	—	—	—	77,868	77,868
Lease liabilities	25,985	713	4,326	10,553	17,277	32,869
Other financial liabilities	12,512	—	12,538	269	—	12,807
Total	300,995	7,974	43,687	120,707	259,216	431,584

Liabilities to parent companies are referring to KME SE and Paragon Partners as of December 31, 2023 and December 31, 2022.

Other risks

Based on its business activities, the cunova core business has a high level of demand for commodities. The demand for copper will steadily rise in the coming years and the cunova core business is exposed to changes in the price of copper on its forecast copper purchases. The copper price will also be subject to unquantifiable factors and fluctuations in the coming financial year, regardless of fundamental factors. Continued volatile prices must therefore be expected. The cunova core business sources on average 94% of its input materials from the KME Group. The cunova core business has purchase agreements with various suppliers to address any potential shortages of input materials, which keeps supply risk to a minimum. Nevertheless, in the Successor periods the cunova core business is not exposed to significant copper price risks, as the copper price is already fixed with customers at the order date and at the same point in time the cunova core business also purchases copper from its suppliers with the same price to fulfil the sales order.

35)	Litigation, contingent liabilities and other financial obligations

The cunova core business is not involved in any court or arbitration proceedings that could have a material effect on the financial position of the cunova core business.

Notes to the combined financial statements of the cunova core business

35)	Litigation, contingent liabilities and other financial obligations (cont.)

Other financial obligations in the cunova core business consist mainly of purchase commitments for investments in the following amount:

	Successor
in € thousand	December 31, 2023	December 31, 2022
Commitments for investments in intangible and tangible assets	5,191	6,013

This also includes undiscounted payments from lease agreements according to IFRS 16 that were executed before the reporting date of December 31, 2022 and December 31, 2023 but for which the commencement date first arises in financial year 2023 and in financial year 2024, respectively.

36)	Related party disclosures

As described in Note 2 Basis of preparation, the cunova core business was controlled by KME SE until January 31, 2022, before it was acquired by PP Holding through JV GmbH. The cunova core business related parties include KME SE and its direct and indirect subsidiaries in the Predecessor period. Since February 1, 2022, the cunova core business is controlled by Paragon Partners, which holds 55% of the shares in JV GmbH indirectly via PP Holding. KME SE holds 45% shares in JV GmbH indirectly via KME KG, which is accounted for and presented as the non-controlling interest in the combined financial statements of PP Holding. Therefore, in the Successor periods, KME SE and its direct and indirect subsidiaries are not related parties to the reporting entity PP Holding according to IAS 24.9(b). Paragon Partners and its direct and indirect subsidiaries are related parties to the cunova core business in the Successor periods. However, KME SE has significant influence in JV GmbH and thus in the cunova core business and the cunova core business continues conducting the same transactions with KME SE and its direct and indirect subsidiaries on the same terms in the Successor periods as in the Predecessor period which are significant to the cunova core business. Therefore, the transactions with KME SE and its direct and indirect subsidiaries in the Successor periods are also included in this note.

Transactions with related parties were conducted at arm’s length.

Key management personnel transactions

The following shows the total remuneration of members of key management of the cunova core business divided into granted and received remuneration:

	Successor		Predecessor
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 thorugh January 31, 2022
Short-term employee benefits	1,731	912	83
Post-employment benefits	28	128	12
Termination benefits	—	372	34
Total	1,759	1,412	129

The transactions of members of management in the reporting periods are restricted to the activities as managing directors, presented above. These relate solely to current benefits.

There were no loans or advances to members of management in key positions or their related parties during the Successor periods or Predecessor period.

Notes to the combined financial statements of the cunova core business

36)	Related party disclosures (cont.)

Other transactions with related parties

	Value of transactions			Balance outstanding as of
in € thousand	Year ended December 31, 2023	Period from February 1, 2022 through December 31, 2022	Period from January 1, 2022 through January 31, 2022	December 31, 2023	December 31, 2022
Sale of goods
Associated Companies	2,198	703	—	778	368
KME SE Companies	108,999	105,936	9,237	432	468
Purchase of goods
Associated Companies	141	25	—	5	13
KME SE Companies	187,955	203,353	—	60,391	56,846
Rendering of services
KME SE Companies	—	750	91	—	—
Receiving of services
KME SE Companies	12,105	9,927	437	—	—
Leases
from KME SE Companies	1,899	1,727	146	14,948	15,330
Loans and related interest as well as interest for other financing
Loans to KME SE Companies	13	11	—	—	4,083
Loans from KME SE Companies	4,744	3,768	39	31,767	29,681
Loans from Paragon Companies	1,291	1,212	—	32,017	34,226
Other
Other income from KME Companies	667	59	—	—	—
Other expenses to KME Companies	—	1,162	76	—	—
Other income from Paragon Companies	840	—	—	—	—
Other expenses to Paragon Companies	339	1,423	—	69	273

In the Predecessor period, the transactions with related parties are mainly from operating activities, such as the sale of scrap materials and purchase of metal, as well as from financing activities of granting of loans and leasing assets from KME SE and its direct and indirect subsidiaries. In the Successor periods, the transactions with related parties of Paragon Partners and its direct and indirect subsidiaries are mainly related to financing activities and consulting services from Paragon Partners, and the transactions with KME SE and its direct and indirect subsidiaries are continued and conducted with the terms as in the Predecessor period. All outstanding balances with these related parties were conducted on an arm’s length basis and none of the balances are secured. No provisions or expenses have been recognized in the combined financial statements for doubtful accounts in respect to amounts owed by related parties.

The cunova core business maintains a long-term business relationship related to the raw material supply, scrap product sales and the lease of the main production site in Osnabrück with KME Germany, a wholly owned subsidiary of KME SE. The cunova core business purchased raw material of metal in the amount of kEUR 187,294, kEUR 154,444 and kEUR 0 for the year ended December 31, 2023, for the period from February 1, 2022 to December 31, 2022 and for the period from January 1, 2022 to January 31, 2022, respectively, from KME Germany. The sales of scrap products to KME Germany amounted to kEUR 107,073, kEUR 104,557 and kEUR 9,264 for the year ended December 31, 2023, the period from February 1, 2022 to December 31, 2022 and the period from January 1, 2022 to January 31, 2022, respectively. The leased production facility in Osnabrück is recognized as right of use assets and leases liabilities, consistent with the other leased assets according to IFRS 16.

Notes to the combined financial statements of the cunova core business

36)	Related party disclosures (cont.)

Except scrap sales to KME Germany, there were also sales of finished products to other KME Group companies included in the sales of goods in the table above. The fair value changes related to LME contracts and other commitment contracts allocated from KME S.r.I to the cunova core business are also included in the transaction values of purchase of goods. In the period from February 1, 2022 to December 31, 2022 the cunova core business has also purchased metal materials from KME KG in the amount of kEUR 50,203.

Services received from KME SE companies are related to the maintenance and energy costs paid to KME Germany for the main production site in Osnabrück and shared services including bookkeeping, finance and IT systems received from other companies in the KME Group. Services rendered to KME SE companies are the recharge of the services the cunova core business performed for other KME SE companies mainly in terms of central direct technical services.

During the Successor Period ended December 31, 2022, the cunova core business borrowed kEUR 33,000 from the parent company the Paragon Fund III GmbH & Co. geschlossene Investment KG and kEUR 32,000 from KME SE, with maturity dates of January 31, 2028 and December 31, 2027, respectively and both with interest rate of 4%. For the detail description of the shareholder loans, please refer to Note 19.

In the Successor periods as of December 31, 2023 and December 31, 2022, the receivables from KME Germany from sales of scraps and payables due to KME Germany from purchase of metal materials are separately presented in trade receivables and trade payables in the combined statements of financial position.

Other transactions with related parties mainly include the allocated finance fees, insurance, and consulting fees from KME SE companies in both the Predecessor and Successor periods and the consulting fees allocated from Paragon Partners related to the acquisition of the cunova core business by JV GmbH and financing in the Successor periods.

37)	Notes to the statement of cash flows

The combined cash flow statements are presented pursuant to IAS 7, “Statements of Cash Flows” (“IAS 7”) and cash flows from operating activities are reported using the indirect method. This is of key relevance for the evaluation of the financial position of the cunova core business.

The changes in the line items in the statements of financial position used to derive movements for purposes of the combined statements of cash flows cannot be directly derived from the statements of financial position, as currency translation effects and changes are adjusted to determine cash flows.

Cash flows from operating activities

Cash inflows from operating activities amounted to EUR 49.1 million, EUR 9.1 million, and EUR 16.5 million for the financial year ended December 31, 2023 and the financial period from February 1, 2022 to December 31, 2022 in the Successor periods, and for the financial period January 1, 2022 to January 31, 2022 in the Predecessor period, respectively.

Cash flows from investing activities

Cash outflows from investing activities in the amount of EUR 14.0 million, EUR 13.1 million, and EUR 14.0 million for the financial year ended December 31, 2023 and the financial period from February 1, 2022 to December 31, 2022 in the Successor periods, and for the financial period January 1, 2022 to January 31, 2022 in the Predecessor period, respectively, primarily result from payments for the acquisition of Roser Technologies LLC (see Note 5) and the payments for the acquisitions of property, plant and equipment and intangible assets.

Notes to the combined financial statements of the cunova core business

37)	Notes to the statement of cash flows (cont.)

Cash flows from financing activities

As part of the transfer of the cunova core business to JV GmbH, a series of refinancing were undertaken on January 31, 2022. The refinancing includes net cash receipts of EUR 152.8 million from the new credit line with Hayfin Services LLC, the cash inflows from the shareholder loan of EUR 8.0 million, the equity contribution of EUR 49.6 million from the shareholders and the repayments of shareholder loans to KME SE of EUR 199.0 million. Since the transfer of the cunova core business to JV GmbH closed on January 31, 2022, the opening balance sheet of the Successor as of February 1, 2022 includes the effect of the Transfer, including the associated refinancing. Therefore, the related cash inflows and outflows related to the refinancing as described above are not reflected in the combined statements of cash flows of the Successor.

Net cash outflows from financing activities in the amount of EUR 35.2 million for the financial year ended December 31, 2023 reflect the proceeds from financial assets in the amount of EUR 4.2 million, the proceeds from bank loans in the amount of EUR 10.8 million offset by the repayments of Hayfin credit facility Tranche A (EUR 7.5 million) and one loan on subsidiary level totaling EUR 8.6 million, the repayment of shareholder loan to Paragon Fund III GmbH & Co. geschlossene Investment KG in the amount of EUR 3.5 million, the payments for leases (EUR 4.8 million), the payments of interest to bank loans and shareholder loans totaling EUR 23.5 million, and the payment of the deferred and contingent considerations totaling EUR 12.2 million related to the acquisition of Roser Technologies LLC which have been recognized as other financial liabilities as of December 31, 2022 (see Note 5).

Net cash outflows from financing activities in the amount of EUR 17.6 million for the financial period from February 1, 2022 to December 31, 2022 reflect the repayment of shareholder loan to KME SE in the amount of EUR 2.9 million, the payments for leases (EUR 4.1 million), the payments of interest to bank loans and shareholder loans (EUR 7.4 million) and cash out flows effect from transactions with KME Group of kEUR 660. The waive of a financial liability in the amount of EUR 4.3 million by KME SE was accounted for as capital contribution in cunova GmbH and excluded from the combined statement of cash flows for the period from February 1, 2022 to December 31, 2022.

Net cash inflows from financing activities in the amount of EUR 22.4 million for the one-month period from January 1, 2022 to January 31, 2022 primarily resulted from the cash proceeds of EUR 19.6 million from the new credit line with Hayfin Services LLC (Tranche C), cash proceeds from shareholder loan from KME SE (EUR 10.6 million), the repayment of loan to KME Germany (EUR 4.5 million) and cash outflows from transactions with KME Group (EUR 1.5 million). “Transactions with KME Group” included in the cash flows from financing activities relate to the contribution and consolidation of the assets and liabilities of cunova core business to PP Holding and are shown as contributions or withdrawals from reserves by KME SE in the combined statements of changes in equity.

Notes to the combined financial statements of the cunova core business

37)	Notes to the statement of cash flows (cont.)

The cash inflows/outflows for financial liabilities are as follows:

in € thousand	Loans from banks	Loans from shareholders	Loans from related parties	Lease liabilities	Factoring liabilities	Derivative financial instruments	Other financial liabilities	Total
Predecessor

Balance as of January 1, 2022	2,613	266,022	4,548	21,591	1,528	3,078	6	299,386
Proceeds from financial liabilities	19,624	10,612	—	—	200	237	—	30,673
Repayments of financial liabilities	(961)	—	(4,548)	(385)	(175)	—	(12,393)	(18,462)
Interest payments	(71)	(39)		(29)	—	—	—	(139)
Changes from financing cash flows	18,592	10,573	(4,548)	(414)	25	237	(12,393)	12,072

Foreign exchanges differences	—	—	—	(4)	—	—	246	242
Changes in consolidated group	5,229	—	—	2,514	—	—	32,612	40,355
Transfers	—	—	—	—	—	—	(4,856)	(4,856)
Additions for new lease contracts	—	—	—	922	—	—	—	922
Remeasurements	—	—	—	—	—	194	—	194
Interest expense	71	39	—	139	—	—	42	291
Sum other changes	5,300	39	—	3,571	—	194	28,044	37,148

Carrying amount as at January 31, 2022	26,505	276,634	—	24,748	1,553	3,509	15,657	348,606

Successor

Balance as of Febrauary 1, 2022	191,292	67,739	424	24,010	1,178	—	15,655	300,298
Proceeds from financial liabilities	8,446	—	—	—	—	—	—	8,446
Repayments of financial liabilities	(9,042)	(2,856)	(424)	(4,140)	(1,178)	—	(4,677)	(22,317)
Interest payments	(6,387)	—	—	(373)	(269)	—	—	(7,029)
Changes from financing cash flows	(6,983)	(2,856)	(424)	(4,513)	(1,447)	—	(4,677)	(20,900)

Foreign exchanges differences	739	—	—	144	—	—	689	1,572
Transfers	—	(4,295)	—	—	—	—	—	(4,295)
Additions for new lease contracts / assets	—	—	—	295	—	—	321	616
Remeasurements	—	—	—	4,502	—	—	—	4,502
Interest payments	—	—	—	—	—	—	—	—
Interest expense	13,560	3,302	—	1,547	269	—	524	19,202
Sum other changes	14,299	(993)	—	6,488	269	—	1,534	21,597

Carrying amount as of December 31, 2022	198,608	63,890	—	25,985	—	—	12,512	300,995

Notes to the combined financial statements of the cunova core business

37)	Notes to the statement of cash flows (cont.)

in € thousand	Loans from banks	Loans from shareholders	Loans from related parties	Lease liabilities	Factoring liabilities	Derivative financial instruments	Other financial liabilities	Total
Balance as of January 1, 2023	198,608	63,890	—	25,985	—	—	12,512	300,995
Proceeds from financial liabilities	10,794	—	—	—	2,034	—	4,255	17,083
Repayments of financial liabilities	(8,640)	(3,500)	—	(4,835)	—	—	(12,201)	(29,176)
Interest payments	(22,478)	—	—	(364)	(620)	—		(23,462)
Changes from financing cash flows	(20,324)	(3,500)	—	(5,199)	1,414	—	(7,946)	(35,555)

Foreign exchanges differences	(1,225)	—	—	(749)	—	—	(220)	(2,194)
Changes in consolidated group	—	—	—	—	—	—	—	—
Transfers	—	—	—	—	—	—	—	—
Additions for new lease contracts / assets	—	—	—	4,958	—	—	—	4,958
Remeasurements	—	—	—	—	—	—	(26)	(26)
Interest payments	—	—	—	—	—	—	—	—
Interest expense	20,431	3,394	—	2,204	620	—	255	26,904
Sum other changes	19,206	3,394	—	6,413	620	—	9	29,642

Carrying amount as of December 31, 2023	197,490	63,784	—	27,199	2,034	—	4,575	295,082

*	Loans from shareholders referring to loans from KME SE in the Predecessor periods and Paragon Partners and KME SE in the Successor period.

Cash flows related to derivative financial instruments are presented in cash flows from operating activities, as they hedge assets and liabilities arising from operating activities. The repayments of other financial liabilities in the financial periods from January 1, 2022 to January 31, 2022 and from February 1, 2022 to December 31, 2022 are related to the acquisition of Roser Technologies LLC (see Note 5) and included in the cash flows from investing activities. The repayments of other financial liabilities in the financial year ended December 31, 2023 are related to payment of the deferred and contingent considerations related to the acquisition of Roser Technologies LLC (see Note 5) and included in the cash flows from financing activities. The proceeds from other financial liabilities in the financial year ended December 31, 2023 are primarily related to the sale and lease back transactions.

Cash and cash equivalents

Cash and cash equivalents as of December 31, 2023 amounted to kEUR 18,732 (December 31, 2022: kEUR 18,856).

38)	Events after the reporting date

On February 20, 2024, the Paragon Fund III GmbH & Co. geschlossene Investment KG and KME SE as shareholders of the cunova core business entered into a business combination agreement (the “BCA”) with SDCL EDGE Acquisition Corporation (“SEDA”), a special purpose acquisition company, incorporated as a Cayman Islands exempted company which is traded on the New York Stock Exchange (“NYSE”). Under the terms of the BCA, the cunova core business will be indirectly acquired by a publicly-listed, successor entity of SEDA. Also as part of the proposed business combination, cunova will acquire the KME Aerospace Business from KME Group and the combined company is expected to be listed on the NYSE (the “Business Combination). Completion of the Business Combination, which is expected in the second quarter of 2024, is subject to various closing conditions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

KME Aerospace Business

Opinion on the Carve-Out Financial Statements

We have audited the accompanying carve-out statement of financial position of KME Aerospace Business (the “Company”), as of December 31, 2023 and 2022, the related carve-out statements of profit or loss, other comprehensive income, changes in net investment, and cash flows for the year ended December 31, 2023 and for the period from January 1, 2022 (inception) to December 31, 2022 and the related notes (collectively referred to as the “carve-out financial statements”). In our opinion, the carve-out financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023 and the period from January 1, 2022 (inception) to December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These carve-out financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s carve-out financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the carve-out financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the carve-out financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the carve-out financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the carve-out financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 3, the financial statements have been prepared on a “carve-out” basis from the financial statements of KME Germany GmbH to reflect the assets, liabilities, revenues, and expenses of the KME Aerospace Business as well as allocations deemed reasonable by management to present the results of operations, financial position and cash flows of the KME Aerospace Business on a standalone basis and may not reflect the KME Aerospace Business results of operations, financial position and cash flows had the Company operated as a standalone company during the period presented. Our Opinion is not modified with respect to this matter.

We have served as the Company’s auditor since 2023.

Melville, New York

May 10, 2024

UHY-US.com | An independent member of UHY International

Carve-out statements of financial position of the KME Aerospace
Business as of December 31, 2023 and 2022

in € thousand	Notes	December 31, 2023	December 31, 2022
Non current assets
Deferred tax assets	12	23	18
Total non current assets		23	18

Current assets
Trade receivables	6	2,343	—
Current financial assets	7	144	—
Total current assets		2,487	—
Total assets		2,510	18

Net investment
Owner’s net investment	8	(18,543)	(6,256)
Accumulated profits	8	13,966	3,372
Accumulated other comprehensive income		39	51
Total net investment		(4,538)	(2,833)

Non current liabilities
Retirement benefit provisions	9	113	93
Total non current liabilities		113	93

Current liabilities
Current financial liabilities	10	1,127	—
Current tax liabilities	12	4,811	1,532
Other current liabilities	11	997	1,226
Total current liabilities		6,935	2,758
Total liabilities		7,048	2,851
Total net investment and liabilities		2,510	18

The accompanying notes are an integral part of these carve-out financial statements.

Carve-out statements of profit or loss of the KME Aerospace
Business for the year ended December 31, 2023 and for the period from January 1, 2022 (inception) through
December 31, 2022

in € thousand	Note	Year ended December 31, 2023	Period from January 1, 2022 (inception) through December 31, 2022
Revenue	13	30,736	14,188
Cost of material	14	(7,084)	(4,146)
Personnel expenses	15	(305)	(596)
Other operating expenses	16	(7,906)	(4,542)
Operating profit		15,441	4,904

Interest expense	17	(37)	—
Profit before tax		15,404	4,904

Income taxes	18	(4,811)	(1,532)
Profit for the period		10,593	3,372

The accompanying notes are an integral part of these carve-out financial statements.

Carve-out statements of other comprehensive income of the KME Aerospace
Business for the year ended December 31, 2023 and for the period from January 1, 2022 (inception) through
December 31, 2022

in € thousand	Note	Year ended December 31, 2023	Period from January 1, 2022 (inception) through December 31, 2022
Profit for the period		10,593	3,372

Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial gains / losses pension provision	9	(17)	81
Income taxes	18	5	(30)
Total other comprehensive income effects		(12)	51

Total comprehensive income		10,581	3,423

The accompanying notes are an integral part of these carve-out financial statements.

Carve-out statements of changes in net investment of the KME Aerospace
Business for the year ended December 31, 2023 and for the period from January 1, 2022 (inception) through
December 31, 2022

in € thousand	Accumulated other comprehensive income	Owner’s net investment	Total net investment
As of January 1, 2022 (inception)	—	—	—
OCI effects
Gain from pension obligations and other employee benefits	81	—	81
Income taxes	(30)	—	(30)
Profit for the period	—	3,372	3,372
Distribution to owner	—	(6,134)	(6,134)
As of December 31, 2022	51	(2,884)	(2,833)
As of January 1, 2023	51	(2,884)	(2,833)
OCI effects
Gain from pension obligations and other employee benefits	(17)	—	(17)
Income taxes	5	—	5
Profit for the period	—	10,593	10,593
Distribution to owner	—	(12,287)	(12,287)
As of December 31, 2023	39	(4,577)	(4,538)

The accompanying notes are an integral part of these carve-out financial statements.

Carve-out statements of cash flow of the KME Aerospace
Business for the year ended December 31, 2023 and for the period from January 1, 2022 (inception) through
December 31, 2022

in € thousand	Year ended December 31, 2023	Period from January 1, 2022 (inception) through December 31, 2022
Profit before income taxes	15,404	4,904
Change in trade receivables	(2,343)	—
Changes in other assets and liabilities	(374)	1,226
Other non cash expense and income	4	4
Interest payments	38	—
Income taxes payments	(1,532)	—
Cash flow from operating activities	11,197	6,134
Cash flow from investing activities	—	—
Payments on other financial liabilities	1,127	—
Interest payments	(37)	—
Distribution to KME SE	(12,287)	(6,134)
Cash flow from financing activities	(11,197)	(6,134)
Changes in cash and cash equivalents	—	—
Cash and cash equivalents at the end of the period	—	—
Non-cash transactions
Transfer of pension provisions and related income taxes from KME Germany GmbH to KME Aerospace Business	—	122

The accompanying notes are an integral part of these carve-out financial statements.

Notes to the carve-out financial statements of the KME Aerospace Business

1)	Business description

KME SE is one of the world’s largest manufacturers of copper and copper alloy products. The company has ten production sites in the most important countries and markets in Europe as well as in China. Its product portfolio includes products and special solutions for the individual requirements of different industrial sectors.

KME SE, through its own subsidiaries KME Germany GmbH and KME Mansfeld GmbH, is engaged in economic activities with customers from the aerospace industry and delivers parts that are used in rockets and spacecrafts (“KME Aerospace Business”, or the “Aerospace activities”). As of December 31, 2023, KME Aerospace Business had nine employees who are primarily engaged in aerospace activities, which includes engineering and sales, and customer relationships (i.e. contracts) with six customers in the aerospace industry. All of the customers of the KME Aerospace Business are based in the United States of America.

The Aerospace activities started operations on January 1, 2022.

There are no separate supply arrangements within KME SE that specifically relate to the Aerospace activities as these are fully integrated with the rest of the activities within KME SE Group. These activities are exclusively performed by KME SE production facilities (more precisely KME Germany GmbH and KME Mansfeld GmbH). Virtually all business processes related to the Aerospace activities are completely integrated with the rest of KME SE.

The cunova core business, in which KME SE holds indirect ownership of 45%, is contemplating a business combination with a special purpose acquisition company (“SPAC”) (hereafter referred to as the “SPAC Transaction”). As part of the SPAC transaction of the cunova core business, KME Germany GmbH, KME Mansfield GmbH and cunova GmbH, the substantial operating entity of the cunova core business, entered into an agreement to transfer the KME Aerospace Business to cunova GmbH, and in return KME SE will obtain the controlling ownership in the combined entity after consummation of the SPAC Transaction.

These carve-out financial statements, as prepared by management, reflect the historical financial position, results of operations, changes in net investment and cash flows of the KME Aerospace Business as of and for the year ending December 31, 2023 and as of December 31, 2022 and for the period from January 1, 2022 (inception) to December 31, 2022, as it was historically conducted.

These carve out financial statements were authorized for issuance by management on May 10, 2024.

2)	Basis of preparation

These carve-out financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The KME Aerospace Business had not constituted a separate legal entity and stand-alone financial statements have not previously been prepared for KME Aerospace Business. These carve-out financial statements for the KME Aerospace Business as of December 31, 2023 and 2022 and for the year ended December 31, 2023 and for the period from January 1, 2022 (inception) to December 31, 2022 include the Aerospace activities which have been conducted through KME SE and its subsidiaries. These financial statements have been prepared on a stand-alone basis derived from the financial statements and related accounting records of KME Germany GmbH and KME Mansfeld GmbH, which is included in the consolidated records of KME SE. The accompanying carve-out financial statements present the historical financial position, results of operations, changes in net investment and cash flows of KME Aerospace Business as it was historically conducted. The financial information in these carve-out financial statements does not necessarily include all the expenses that would have been incurred had the KME Aerospace Business operated as a separate stand-alone entity and may not reflect results of operations, financial position and cash flows had the KME Aerospace Business been a stand-alone company during the year ended December 31, 2023 and during the period from January 1, 2022 (inception) through December 31, 2022.

Due to rounding, it is possible that individual figures and percentages do not add up exactly to the totals shown.

Notes to the carve-out financial statements of the KME Aerospace Business

2)	Basis of preparation (cont.)

The principal accounting policies applied in the preparation of the financial statements are set out below. These policies have been consistently applied for all periods presented, unless otherwise stated. IFRS provides no specific guidelines for the preparation of carve-out financial statements. Therefore, management followed the guidance in International Accounting Standards (“IAS”) 8.10-12 and apply the Security and Exchange Commission’s (“SEC”) guidance set out in Financial Reporting Manual Section 7410 and SEC Staffing Accounting Bulletin (“SAB”) Topic 1B to perform the carve-out of the KME Aerospace Business.

Estimation uncertainties concerning the carve-out financial statements

The carve-out financial information presented here within does not necessarily reflect the net assets, financial position, results of operations and capital structure that would have occurred if the KME Aerospace Business had existed as a separate, stand-alone entity in the reporting periods under consideration. The preparation of carve-out financial statements requires management to make judgements, use estimates and adopt assumptions that affect the amounts presented for revenues, expenses, assets and liabilities. However, uncertainty relating to these judgements, assumptions and estimates could lead to results that require a significant adjustment to the book value of certain assets and liabilities in future years.

3)	Carve-Out Criteria and Assumptions

The carve-out statement of financial position as well as the carve-out statement of profit or loss, as set forth above and which are the subject of the statements contained herein, reflect direct assets, liabilities, revenues and expenses and allocations of indirect expenses related to certain support functions that are provided on a centralized basis by KME Germany GmbH. These revenue, expenses, assets, and liabilities have been allocated to the KME Aerospace Business on the basis of direct usage when identifiable, with others allocated based on relevant data criteria, such as detailed below:

Carve-out Statement of Financial Position

Allocation of fixed assets

As the KME Aerospace Business commenced operations in 2022 and all goods have been produced by and integrated with the production of other products of KME Germany GmbH and KME Mansfeld GmbH, there are no dedicated fixed assets to be allocated to KME Aerospace Business on a direct assignment basis.

Allocation of trade receivables

The allocation of trade receivables is consistent with the allocation of revenue below, directly based on customers of KME Aerospace Business.

Allocation of financial assets

Financial assets consist solely of receivables from factoring and were identified on individual basis and allocated based on the dedicated customers of the KME Aerospace Business.

Allocation of cash like items

KME Group uses a centralized approach to management cash inflows and outflows of its operations. As KME Aerospace Business is not a separate entity nor separate business unit, it does not have its own bank accounts. Instead, cash is centrally managed by KME using the bank accounts of KME Germany GmbH and KME Mansfeld GmbH. KME Aerospace Business is a positive cash generating business, any cash inflows generated from income earned in excess of cash outflows incurred by operating expenses have been transferred to KME through “Owner’s net investment”. Accordingly, none of the KME cash and cash equivalents, has been assigned to the KME Aerospace Business in the carve out financial statements of financial position.

Notes to the carve-out financial statements of the KME Aerospace Business

3)	Carve-Out Criteria and Assumptions (cont.)

Allocation of liabilities

The pension liabilities include the pension rights for the employees and were allocated based on the identified employees who are primarily engaged in the KME Aerospace Business.

Financial liabilities consist solely of liabilities from factoring with the right of recourse. These liabilities were allocated based on the dedicated customers of the KME Aerospace Business.

Personnel related liabilities, including liabilities for unused holidays, jubilees, annual cash incentives and time accounts of employees, and pension liabilities, are allocated based on the identified employees of the KME Aerospace Business.

Customer related other liabilities consist solely of advanced payments from customers. These liabilities were allocated based on the dedicated customers of the KME Aerospace Business.

Carve-out statement of profit or loss

Allocation of revenues

Revenues are identifiable by sales orders of dedicated customers of the KME Aerospace Business. Therefore, revenues are directly allocated based on the customers of KME Aerospace Business.

Allocation of costs

The cost of material results from the fulfillment of performance obligations from sales orders from the dedicated customers of the KME Aerospace Business and are therefore directly allocated based on the sales orders from these customers.

Personnel and other operating expenses, including but not limited to building costs, energy costs, accounting, human resources, information technology, legal, tax, risk management, treasury and other services which are indirect linked to the KME Aerospace Business, are allocated applying an allocation key based on three main elements, sales volume in tons, added value and proportional production cost.

Factoring costs have been identified based on the individual accounts receivables based on dedicated customers of the Aerospace Business and the specific costs related to the factored accounts receivable balances.

The impact of the expenses allocated to the carve-out statement of profit or loss, net of tax, is reflected directly in equity as “Owner’s net investments”.

Allocation of interest expense

Interest expense is attributable to the factoring arrangements with the right of recourse from factored invoices. These expenses were allocated based on the dedicated customers of the KME Aerospace Business.

Allocation of income taxes

Income taxes were calculated by applying the “separate return method” and the average effective tax rate used by KME Germany GmbH for the years 2023 and 2022.

Management believes the assumptions underlying the carve out financial statements, including the assumptions regarding allocation of expenses, are reasonable.

Notes to the carve-out financial statements of the KME Aerospace Business

4)	Significant accounting and measurement methods

a)	Standards and interpretations applied for the first time

The following new or amended standards and interpretations were applied for the first time:

Standard/Interpretation	Mandatory application
IFRS 17 Insurance Contracts; including Amendments to IFRS 17	2023
Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 – Comparative Information	2023
Amendments to IAS 1: Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies	2023
Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates	2023
Amendments to IAS 12 Income taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction	2023
Amendments to IAS 12 Income taxes: International Tax Reform – Pillar II Model Rules	2023

The amendments to the standards did not lead to any material effects on the accounting policies of the KME Aerospace Business or the carve-out financial statements.

b)	Further accounting and measurement methods

Foreign currency translation

The functional and presentation currency of the carve-out financial statements is Euro (kEUR). Transactions in foreign currency are converted into the functional currency of the KME Aerospace Business at the exchange rate applicable at the date the transactions qualify for recognition.

Foreign currency transactions are translated into the functional currency using the exchange rate at the transaction date and give rise to foreign currency gains and losses. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate at the reporting date. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the historical exchange rate.

Revenue recognition

Revenue is recognized in accordance with IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”) to the extent that the purchaser has control over the products transferred. This is generally the case when upon delivery the buyer has acquired physical possession of the products and has also approved them, and the significant opportunities and risks associated with ownership of the assets have been transferred to the buyer.

The KME Aerospace Business accounts for each promised good as a separate performance obligation if the good is capable of being distinct. A good is considered distinct if the customer can benefit from the good on its own or together with other resources and the promise to transfer a good to the customer is separately identifiable. Revenue of the KME Aerospace Business consists exclusively of product sales and is only realized in relation to a specific point in time as the KME Aerospace Business fulfils its performance obligation when the customer obtains control of the goods. Sales terms typically provide for transfer of title at the time and point of delivery and acceptance of the product being sold based on International Commercial Terms (“incoterms”).

There are only contracts in place with performance obligation of delivery of goods for the KME Aerospace Business. Products of the KME Aerospace Business are customized to the individual customers’ needs. Products are sold to customers based on customer specifications and prior quality controls to grant perfect alignment with customer requirements. The cost of alternative use by other customers in the event of cancellation is deemed to be insignificant, meaning that there is an alternative use for the products as the product may be recycled in line with normal copper

Notes to the carve-out financial statements of the KME Aerospace Business

4)	Significant accounting and measurement methods (cont.)

production standards. Additionally, the KME Aerospace Business does not have an enforceable right to payment for performance completed to date. It is common in the business practice that the customer orders multiple products in one purchase order and breaks down the delivery of products into different time frames within a period of less than 12 months. Each delivery specifies the product specifications and volumes to be delivered and is considered to be a distinct performance obligation. In this case, the KME Aerospace Business has determined that each delivery represents a distinct performance obligation in each respective purchase order or contract. For those contracts or purchase orders containing multiple delivery appointments, the transaction price is allocated to each delivery or performance obligation based on the stand-alone selling price, which is determined to be the unit price in the customer contract or purchase order. The KME Aerospace Business is entitled to bill the customer for each delivery based on unit price of the delivered products and their quantities.

No guarantees are granted that exceed the statutory warranty. The warranty period at the KME Aerospace Business corresponds to the statutory warranty period of 12 months. The KME Aerospace Business does not provide customers with warranty longer than 12 months and does not go beyond the statutory warranty. Therefore, warranties are not a separate performance obligation.

Based on indicators disclosed in IFRS 15 Appendix B34 – 38, the KME Aerospace Business controls the specified good before it is transferred to the customer. Based on the arrangements with customers, the KME Aerospace Business is the principal and therefore records revenues associated with these contracts on a gross basis as KME Aerospace is primarily responsible for fulfilling the promise to provide the specified good. The KME Aerospace Business has the responsibility to verify the customer specification and accept each order of specified good and is primarily responsible for fulfilling the promise also if the good is produced by a third entity.

The KME Aerospace Business is establishing independently, and according to its overall structure, the price that the customer pays for the specified good and obtain substantially all of the remaining benefits. It has inventory risk before the specified good has been transferred to a customer or after transfer of control to the customer. In the event of a dispute or return, the customer can present any notification only the KME Aerospace Business.

A receivable is recognized as soon as the KME Aerospace Business is unconditionally entitled to compensation. Upon fulfilment of the performance obligation by means of delivery, the KME Aerospace Business becomes unconditionally entitled to consideration.

Significant financing components are not included in the customer contracts at the KME Aerospace Business. The payment term in the KME Aerospace Business generally ranges between 0 and 60 days.

Purchase orders do not contain bonus arrangements (i.e. volume rebates or discount).

Contract liabilities are the short-term advances received from customers. A contract liability is recognized if a payment is received from a customer before the KME Aerospace Business transfers the related goods or services. Contract liabilities are recognized as revenue when the KME Aerospace Business performs under the contract (i.e., transfers control of the related goods to the customer).

Employee benefits

Short-term employee benefits to defined contribution plans are expensed as soon as the related service is provided. A liability must be recognized for the amount to be paid if the KME Aerospace Business currently has a legal or factual obligation to pay this amount on the basis of work performed by an employee and the obligation can be reliably estimated.

The KME Aerospace Business net obligation in respect of long-term employee benefits, which include defined benefit plans, are future payments due to employees in exchange for services performed during the current and prior periods. These payments are discounted to present value. Remeasurements are recognized in other comprehensive income during the period in which they occur and are not subsequently recycled to the statement of profit or loss.

Notes to the carve-out financial statements of the KME Aerospace Business

4)	Significant accounting and measurement methods (cont.)

Termination benefits are expensed at the earlier of the following points in time: when the KME Aerospace Business is no longer able to withdraw the offer of such benefits or when the KME Aerospace Business recognizes costs for restructuring. Benefits are discounted if they are not expected to be settled within twelve months of the reporting date.

Income taxes

Income tax expense is the total amount of current and deferred tax expense.

The current tax expense is calculated on the basis of the taxable income for the financial year. The amount of the expected tax liability or tax receivable is measured based on the amount that is expected to be paid to or by the tax authorities. The basis for this is formed by tax rates that apply or will soon apply to the entity as of the reporting date.

Current tax assets and current tax liabilities are offset against each other if there is a legally enforceable right with respect to offsetting.

Deferred taxes are determined in accordance with the concept of the balance sheet liability method. Deferred tax assets and liabilities result from differences between the carrying amounts of the assets and liabilities in the carve-out statement of financial position and their tax bases (temporary differences).

The carrying amount of deferred tax assets is reviewed at each reporting date and impaired if it is no longer probable that sufficient taxable income will be available to realize the asset in full or in part.

Differences between the carrying amounts of the pension liabilities in the carve out statement of financial position and their tax bases (temporary differences) could be identified, therefore deferred tax assets or liabilities are shown for the reporting period.

The measurement of deferred tax assets and liabilities is based on the tax rates that will apply at the time of the reversal of the temporary difference or utilization of the loss carryforward and that are applicable at the reporting date or, due to a nearly completed legislative process, will be applicable in the future. The measurement of deferred tax assets and liabilities reflects the tax consequences that will follow based on the manner in which the KME Aerospace Business expects to settle the liability or realize the asset at the reporting date.

Deferred tax assets and tax liabilities are offset against each other provided that there is an enforceable right to offset and the deferred tax assets and tax liabilities relate to income taxes of the same tax authority and a net settlement is intended.

Current and deferred taxes are recognized in the carve-out statement of profit or loss except to the extent that they relate to items recognized directly in equity or in other comprehensive income. In these cases, recognition is also made directly in equity or in other comprehensive income.

Further information regarding income taxes is presented in Note 18.

Tax positions are calculated taking into account the respective local tax laws, relevant court decisions and applicable tax authorities’ views. Tax regulations can be complex and possibly subject to different interpretations by taxpayers and tax authorities. Different interpretations of existing or new tax laws as a result of tax reforms or other tax legislative procedures may result in additional tax payments for prior years and are taken into account based on management’ s considerations. International Financial Reporting Interpretations Committee (“IFRIC”) 23 clarifies the application of the recognition and measurement requirements of IAS 12 when there is uncertainty about the income tax treatment. For recognition and measurement, it is necessary to make estimates and assumptions. To do this, decisions must be made regarding whether a probable or expected value is used for the uncertainty and whether changes have occurred compared to the previous period. The accounting is based on the assumption that the tax authorities are investigating the matter in question and that they have all the relevant information. Management is not aware of any unrecognized tax positions in the financial periods presented.

Notes to the carve-out financial statements of the KME Aerospace Business

4)	Significant accounting and measurement methods (cont.)

Financial instruments

a)	Recognition and initially measurement

Trade receivables or trade payables are initially recognized at the time they arise.

A financial asset (unless a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issue, provided it is not an item in the category “at fair value through profit or loss” (“FVTPL”). There are no financial assets designated as FVTPL. A trade receivable or a trade liability without a significant financing component is initially measured at its transaction price.

The financial assets of KME Aerospace Business primarily comprise trade receivables and receivables from factoring. Financial liabilities as of December 31, 2023, consist of liabilities from factoring arrangements with the right of recourse. As of December 31, 2022, there were no receivables factored with the right of recourse and therefore no corresponding financial liability was recognized.

b)	Classification and subsequent measurement

Financial asset — classification, subsequent measurement and gains or losses:

Upon initial recognition, a financial asset is classified as measured at amortized cost, at fair value through other comprehensive income, or at fair value through profit or loss.

Financial assets are not reclassified subsequent to their initial recognition unless the KME Aerospace Business changes its business model for managing financial assets. In this case, all financial assets affected are reclassified on the first day of the first reporting period following the change in business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at fair value through profit or loss:

●	the financial asset is held within a business model whose objective is to hold financial assets to collect contractual cash flows, and

●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of a financial investment in an equity instrument that is not held for trading, KME Aerospace Business may irrevocably elect to recognize subsequent changes in fair value under other comprehensive income. This choice is determined on an investment-by-investment basis.

All financial assets not measured at amortized cost or at fair value through other comprehensive income are measured at fair value through profit or loss.

KME Aerospace Business makes the assessment of the objectives of the business model for financial assets at the portfolio level, since this best reflects how the business is managed and information is provided to management. The same is also true for the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed, as well as the frequency, volume and timing of the sale of financial assets in previous periods, the reasons for such sales and expectations with regard to future sales activities.

In principle, trade receivables and other financial assets are classified in the category of “measured at amortized cost” in accordance with IFRS 9, “Financial Instruments” (“IFRS 9”). Trade receivables offered for sale within the framework of factoring constitute an exception to this. In this context, a distinction must be made between sales with or without a right of recourse. In the case of receivables sales including a right of recourse, the KME Aerospace Business retains substantially all the risks and opportunities associated with ownership. These receivables remain in the carve-out

Notes to the carve-out financial statements of the KME Aerospace Business

4)	Significant accounting and measurement methods (cont.)

statements of financial position and are not derecognized. As this is an undisclosed assignment (customers continue to pay the KME Aerospace Business) the KME Aerospace Business has specified the use of the business model “held to collect contractual cash flows” for this purpose. Accordingly, measurement is also carried out at amortized cost in this case. During the period from January 1, 2022 (inception) to December 31, 2022, there were no trade receivables factored with recourse. Trade receivables arising from an assignment without right of recourse are fully derecognized, as substantially all the risks and rewards of ownership are transferred. The “sell” business model is applied for these receivables. This leads to measurement in the category at fair value through profit or loss.

During the year ended December 31, 2023, the Company had both with and without recourse factoring arrangements. Accounts receivable balances that were not factored remained on the statement of financial position as of December 31, 2023. As of December 31, 2022, there were no receivables factored with the right of recourse and therefore no corresponding financial liability was recognized.

Financial liabilities — classification, subsequent measurement and gains and losses:

Financial liabilities are classified as at amortized cost or at FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as FVTPL on initial recognition. Financial liabilities in this category are measured at fair value, while net gains and losses including any interest expense are recognized in the statement of profit or loss. Other financial liabilities are measured at amortized cost using the effective interest method. In applying the effective interest rate method, KME Aerospace Business identifies the fees that are an integral part of the effective interest rate of a financial instrument. Interest expenses, as well as foreign exchange gains and losses, are recognized in the combined statements of profit or loss. Any gain or loss on derecognition is also recognized in the combined carve out statements of profit or loss.

The KME Aerospace Business did not have any trade payables outstanding as of December 31, 2023. Financial liabilities consist of liabilities from factoring arrangements with the right of recourse as of December 31, 2023.

c)	Expected credit losses

The KME Aerospace Business records expected credit losses (“ECLs”) for financial assets measured at amortized cost. Loss allowances for trade receivables are always measured at an amount equal to lifetime expected credit losses based on the simplified approach under IFRS 9.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the KME Aerospace Business considers reasonable and supportable information. This includes both quantitative and qualitative information and analyses based on the KME Aerospace Business’s historical experience and informed credit assessment, as well as forward-looking information.

The KME Aerospace Business assumes that the credit risk of an asset has increased significantly if it is past due by more than 30 days and considers a financial asset as defaulted if it is probable the borrower will not be able to fully meet their obligations to the KME Aerospace Business (without recourse to collateral, if any has been provided).

Lifetime expected credit losses cover all possible default events over the expected life of a financial instrument. The maximum period considered when estimating ECLs is the maximum contractual period over which the KME Aerospace Business is exposed to credit risk.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured at the present value of all default events. The ECLs are calculated based on actual credit loss experiences of the last years taking into account forward-looking macroeconomic indicators. Expected credit losses are determined on a country-specific basis. The underlying default rates for the KME Aerospace Business according to maturity (not due to 120 days past due) and regional allocation are between 0.1% and 20.2% for the year ended December 31, 2023 and between 0.5% and 25% for the period from January 1 (inception) through December 31, 2022.

Notes to the carve-out financial statements of the KME Aerospace Business

4)	Significant accounting and measurement methods (cont.)

ECLs are not determined for cash and cash equivalents and receivables from factoring companies, as these are held or exist with banks with strong ratings and the event of a default is remote. Furthermore, the KME Aerospace Business can access cash and cash equivalents on a daily basis.

The KME Aerospace Business assesses at each reporting date whether a financial asset recognized at amortized cost is impaired. The following observable factors are indicators of impairment:

●	significant financial difficulty of the borrower or issuer;

●	a breach of contract such as a default or being more than 120 days past due;

●	it is probable that the borrower will enter bankruptcy or other financial reorganization.

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

The gross carrying amount of a financial asset is written off when the KME Aerospace Business has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The KME Aerospace Business expects no significant recovery from the amounts written off. However, financial assets that are written off could still be subject to enforcement activities in order to recover the amounts due.

As of December 31, 2023 and December 31, 2022, there were no expected credit losses recognized.

d)	Derecognition

Financial assets:

KME Aerospace Business derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred, or if the KME Aerospace Business does not transfer or retain substantially all of the risks and rewards of ownership and it does not retain control over the transferred asset. Any gain or loss on derecognition is recognized as other operating income or expenses in the carve out statement of profits or loss.

The KME Aerospace Business sells the majority of its trade receivables through factoring. These sales are with and without the right of recourse for the factor. Trade receivables arising from an assignment without right of recourse are derecognized, as substantially all the risks and rewards of ownership are transferred. Factoring expenses for receivables sales without a right of recourse are shown under other operating expenses. In the case of receivables sales including a right of recourse, the KME Aerospace Business retains substantially all the risks and rewards. These receivables remain in the carve-out statements of financial position and are therefore not derecognized. Additionally, a liability is recorded for the same amount. Expenses for factoring including a right of recourse are shown under other operating expenses.

Financial liabilities:

KME Aerospace Business derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire. The KME Aerospace Business also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In such a case, a new financial liability based on the modified terms is recognized at fair value. Contractual terms are considered substantially different if specific qualitative criteria are satisfied or if the discounted present value of the cash flows under the new terms is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized as other operating income or expenses or financial income or expenses depending on the nature of a financial liability in the carve out statement of profit or loss.

Notes to the carve-out financial statements of the KME Aerospace Business

4)	Significant accounting and measurement methods (cont.)

There are no directly attributable trade payables to KME Aerospace Business as of December 31, 2023 and 2022. As of December 31, 2023, financial liabilities relating to factoring with the right of recourse are recognized. As of December 31, 2022, there were no receivables factored with the right of recourse and therefore no corresponding financial liability was recognized.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The Company has determined that it operates in one operating and one reportable segment.

c)	New financial reporting standards and interpretations issued but not yet effective

The following IFRS Standards, amendments to IFRS Standards and Interpretations have already been issued by the IASB, although they become effective only in later financial years (each as of January 1). The KME Aerospace Business intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. The KME Aerospace Business expects no material impact on its carve-out financial statements from the following amendments and improvements, but they may impact future periods should the KME Aerospace Business enters into new relevant transactions.

Standard/Interpretation	Mandatory application
Amendments to IAS 1: Classification of Liabilities as Current or Non-current	2024
Amendments to IAS 1: Non-current liabilities with Covenants	2024
Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback	2024
Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements	2024
Amendsments to IAS 21: Lack of Exchangeability	2025
IFRS 18 Presentation and Disclosure in Financial Statements	2027
Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	indefinite

5)	Estimates and judgements

In preparing the carve-out financial statements in conformity with IFRS, assessments and estimates were made and assumptions were taken that affect the application of accounting principles within the KME Aerospace Business and the disclosure of assets and liabilities as well as income and expenses. Adjustments were made to the extent necessary to present the KME Aerospace Business as a separate, stand-alone reporting entity, particularly with no intercompany elimination made between KME Aerospace Business and remaining entities within the KME Group. The actual amounts may deviate from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. Such estimates and assumptions include, but are not limited to:

Provisions for post-employment benefits and similar obligations

The measurement of provisions for post-employment benefits and similar obligations involves an actuarial calculation based (among other things) on assumptions about interest rate, life expectancy and potentially the income generated from separate plan assets. Due to changing market and economic conditions, these actuarial assumptions can deviate significantly from actual developments and therefore can lead to significant changes in the amount of the obligations and the future post-employment benefit expense.

Explanatory notes to the carve-out statement of financial position

Notes to the carve-out financial statements of the KME Aerospace Business

6)	Trade receivables

The KME Aerospace Business routinely sells trade receivables under its factoring program to factors. Factoring involves factoring without the right of recourse. For non-recourse factoring, all risks and opportunities incidental to the sold receivables that may lead to variability in cash flows rest with the factor. In non-recourse factoring arrangements, the KME Aerospace Business retains the legal validity risk. As part of assignment, pursuant to IFRS 9, the KME Aerospace Business derecognizes the transferred receivables in full and records a receivable from the factor in an equivalent amount until this amount is settled.

In addition to non-recourse factoring, the KME Aerospace Business also transfers receivables as part of recourse factoring. In contrast to non-recourse factoring, these receivables are not derecognized and continue to be reported as trade receivables. The factor’s consideration is recognized under current financial liabilities.

As of December 31, 2023, trade receivables amount to kEUR 2,343 (December 31, 2022: kEUR 0), from which kEUR 1,127 (December 31, 2022: kEUR 0) are factored with the right of recourse.

As the KME Aerospace Business has no existing history of default events and the outstanding receivables all being due within three months. Therefore, no allowance for expected credit losses (“ECL”) has been assessed as of December 31, 2023.

7)	Current financial assets

Current financial assets relate to trade receivables assigned to factor Factofrance. Factofrance retains 5.55% of the assigned receivables as a guarantee fund until the customer pays the outstanding balance. As of December 31, 2023 receivables amounting to kEUR 2,601 (December 31, 2022: kEUR 0) were factored without recourse to Factofrance and not paid by the customer as of the reporting date. The corresponding retained amount is kEUR 144 which is shown as a current financial asset of the KME Aerospace Business.

8)	Net investment

As there is no share capital available, the equity consists of the net amount of investment attributable to the KME SE and the deemed contributions and deemed distributions in relation to carve out adjustments.

The income and expenses recognized in other comprehensive income relate to the change in actuarial gains and losses on pension commitments pursuant to IAS 19.

9)	Retirement benefit provisions

In Germany, the KME Aerospace Business, through the KME Germany GmbH defined benefit plan, has commitments to senior staff for an individually set pension amount, which is due when the employee reaches the age of 65 or earlier, according to the options provided by the statutory pension scheme. The pension scheme for direct pension commitments is closed to new entrants. New commitments to senior staff are based only on defined contributions.

Depending on the date of entry of employment in the entity, there are defined benefit plans pursuant to the company agreement for a majority of the employees; their amount is calculated as a percentage of the pensionable salary for each eligible year of service. The pension scheme for direct pension commitments is also closed to new entrants. Instead, employees receive only a contribution granted by the employer for deferred compensation as part of a defined contribution commitment.

The amount of the obligation for all defined benefit plans attributable to the KME Aerospace Business in Germany totals kEUR 113 as of December 31, 2023 (December 31, 2022: kEUR 93).

Risks arising from defined benefit plan

In addition to customary actuarial risks, including longevity risk, the risks largely relate to the financial risks arising from the obligation. In terms of the obligation, this relates especially to inflation risks for plans that have their

Notes to the carve-out financial statements of the KME Aerospace Business

9)	Retirement benefit provisions (cont.)

performance level linked to salaries (especially final salary plans). A significant rise in salaries would result in a higher obligation for these plans. Within the KME Aerospace Business, such plans exist only to a limited number of employees and are closed to new entrants.

With regard to the adjustment for payable pensions, there is no pension provision within the KME Aerospace Business that obligates the KME Aerospace Business to raise the pension amount above the rate of inflation.

The following assumptions regarding the inputs to be applied for the actuarial calculations were made in the expert opinions:

December 31, 2023

Germany
Discount rate	3.51%
Pension trend	2.00%
Fixed amounts GHH	1.00%
Average weighted maturity (years)	25.8
Biometric calculation basis	Richttafeln 2018 G von Prof. Dr. Heubeck

December 31, 2022

Germany
Discount rate	4.16%
Pension trend	2.00%
Average weighted maturity (years)	25.9
Biometric calculation basis	Richttafeln 2018 G von Prof. Dr. Heubeck

The provisions for defined benefit plans are as follows:

in € thousand	December 31, 2023	December 31, 2022
Present value of wholly unfunded obligations	113	93
Total	113	93

The changes in present value of the defined benefit obligations are as follows:

in € thousand	Year ended December 31, 2023	Period from January 1, 2022 (inception) through December 31, 2022
Defined benefit obligations at the beginning of the period	93	—
Interest cost	4	4
Remeasurements in OCI:
Financial assumptions	17	(81)
Transfer from other companies	—	170
Defined benefit obligations at the end of the period	113	93

Notes to the carve-out financial statements of the KME Aerospace Business

9)	Retirement benefit provisions (cont.)

The following overview shows the extent to which the present value of the defined benefit obligation would change due to changes in the significant actuarial assumptions. The projected unit value method is used with all other assumptions remaining unchanged.

December 31, 2023

in € thousand	change current year	Amount if increase	Amount if decrease
Change in life expectancy (mortality rate)	+/-1 year	116	111
Discount rate	+/-1,00%	89	146
Pension trend	+/-0,25%	117	109
fixed amounts GHH	+/-0,50%	117	109

December 31, 2022

in € thousand	change current year	Amount if increase	Amount if decrease
Change in life expectancy (mortality rate)	+/-1 year	95	91
Discount rate	+ /-1.00%	73	120
Pension trend	+ /-0.25%	96	90
fixed amounts GHH	+ /-0.50%	96	89

The pension provision expense comprises personnel expense and interest expense, which is also incorporated in personnel expense:

in € thousand	Year ended December 31, 2023	Period from January 1, 2022 (inception) through December 31, 2022
Net interest on net defined benefit liability	4	4
Total	4	4

Future payable benefits are broken down as follows:

December 31, 2023:

in € thousand
2024	0
2025	0
2026	0
2027	1
2028	2
2029 – 2033	9

December 31, 2022:

in € thousand
2023	0
2024	0
2025	0
2026	0
2027	1
2028 – 2032	9

Notes to the carve-out financial statements of the KME Aerospace Business

10)	Current financial liabilities

Current financial liabilities consist solely of liabilities from factoring arrangements with the right of recourse. As of December 31, 2023, current financial liabilities amounted to kEUR 1,127 (December 31, 2022: kEUR 0)

11)	Other current liabilities

Other current liabilities consist of customer related and personnel related other liabilities.

Customer related other liabilities solely consist of advanced payments from customers.

IFRS 15 requires separate disclosure of contract liabilities. Payments received in advance of delivery of orders at the KME Aerospace Business satisfy the definition of contract liabilities. Contract liabilities as of December 31, 2023 amount to kEUR 931 (December 31, 2022: kEUR 1,145), which are included in other liabilities on the accompanying carve out statement of financial position. Changes in contract liabilities result from new customer prepayments received in the current year. All contract liabilities are expected to be recognized as revenue within one year.

The KME Aerospace Business has elected to apply the practical expedient of paragraph 121 of IFRS 15 and does not disclose information on the remaining performance obligations which have an original expected term of one year or less.

Personnel related other liabilities include liabilities for remaining holidays, jubilees, annual cash incentives and time accounts of employees primarily engaged with the KME Aerospace Business. As of December 31, 2023, personnel related other liabilities amount to kEUR 66 (December 31, 2022: kEUR 81).

12)	Current and deferred taxes

Deferred taxes in the statement of financial position

Recognized deferred tax items relate to:

in € thousand	December 31, 2023	December 31, 2022
Deferred tax assets	23	18
Deferred tax, net	23	18

The deferred tax assets are attributable to items in the statement of financial position as follows:

in € thousand	December 31, 2023	December 31, 2022
Temporary Differences
Pension liabilities	23	18
Deferred tax assets	23	18

The recognition of deferred taxes is based on management’s assessment that it is likely that the respective entities will in future generate taxable profits, against which the unused tax losses can be offset. In general, management uses historical information on profitability and forecast operating profits based on the business planning.

Current tax in the statement of financial position

In the carve out statement of financial position, current tax liabilities amounting to kEUR 4,811 (December 31, 2022: kEUR 1,532) are stated.

Explanatory notes to the carve-out statement of profit or loss

Notes to the carve-out financial statements of the KME Aerospace Business

13)	Revenue

The KME Aerospace Business generates revenue from selling aerospace components to the customers of the space exploration sector in the United States only. The total revenue for the year ending December 31, 2023 amounted to kEUR 30,736 (for the period from January 1, 2022 (inception) to December 31, 2022: kEUR 14,188), which represents product sales to customers recognized at a point in time. For the year ended December 31, 2023, three customers accounted for 33%, 26% and 23% (two customers for 63% and 29% for the period from January 1, 2022 (inception) to December 31, 2022) of the total revenues of KME Aerospace Business, respectively.

14)	Cost of material

in € thousand	Year ended December 31, 2023	Period from January 1, 2022 (inception) through December 31, 2022
Purchase of metal	(7,084)	(4,146)
Total	(7,084)	(4,146)

The cost of material shown in the carve out statement of profit or loss represent the costs of the metal content of product.

15)	Personnel expenses

in € thousand	Year ended December 31, 2023	Period from January 1, 2022 (inception) through December 31, 2022
Wages and salaries	(218)	(400)
Social security contributions and others	(87)	(196)
Total	(305)	(596)

The personnel expenses of the KME Aerospace Business represent the amount of general and administrative costs of the KME Germany GmbH related to personnel costs for employees attributable to the KME Aerospace Business such as the share of salaries, wages, costs for social contribution, pension expenses and other fringe costs. Management’s allocation methodology for personnel costs is further described in Note 3.

16)	Other operating expenses

in € thousand	Year ended December 31, 2023	Period from January 1, 2022 (inception) through December 31, 2022
Third party production and service costs	(6,014)	(3,527)
Commissions	(804)	(489)
Freight cost	(638)	(21)
Other general and administrative costs	(173)	(247)
Costs for factoring	(90)	(45)
Building and maintenance cost	(29)	(59)
Other costs	(158)	(154)
Total	(7,906)	(4,542)

Notes to the carve-out financial statements of the KME Aerospace Business

16)	Other operating expenses (cont.)

Other operating expenses consist of subcontracted production costs, costs for freight and commissions and other costs.

The production costs are costs related to the production of products (disks), e.g. subcontractor costs etc.

Other costs consist of overhead costs allocated to the KME Aerospace Business such as other proportional and fixed commercial costs for usage of the commercial structure of KME Germany GmbH.

17)	Interest expenses

in € thousand	Year ended December 31, 2023	Period from January 1, 2022 (inception) through December 31, 2022
Factoring recourse expenses	(37)	—
Total	(37)	—

18)	Income taxes

Income taxes in the carve out statements of profit or loss

The tax expense of the KME Aerospace Business is as follows:

in € thousand	Year ended December 31, 2023	Period from January 1, 2022 (inception) through December 31, 2022
Current taxes expense (-) / income (+)	(4,811)	(1,532)
Total	(4,811)	(1,532)

The combined income tax rate of the KME Aerospace Business amounted to 31.23% during the year ended December 31, 2023 (period from January 1, 2022 (inception) through December 31, 2022: 31.23%), with the corporate tax rate (inclusive of the solidarity surcharge) amounting to 15.83% (previous year: 15.83%) and the trade tax rate amounting to 15.4% (previous year: 15.4%). Foreign tax rates did not apply for the KME Aerospace Business in in the reporting year.

In the reporting year, there was a tax expense of kEUR 4,811 for the year ending December 31, 2023 (kEUR 1,532 for the period from January 1, 2022 (inception) through December 31, 2022).

The change in deferred tax assets and liabilities as well as the deferred tax expense/income developed as follows:

	Year ended December 31,	Period from January 1, 2022 (inception) through December 31,
in € thousand	2023	2022
Change in DTA	5	18
Change in balance sheet	5	18
Deferred taxes attributed to equity (Pension)	(5)	(18)
Deferred tax expense (-) / income (+)	—	—

Notes to the carve-out financial statements of the KME Aerospace Business

18)	Income taxes (cont.)

The expected tax income/expense can be reconciled with the actual tax income/expense as follows:

in € thousand	Year ended December 31, 2023	Period from January 1, 2022 (inception) through December 31, 2022
Profit before tax	15,404	4,904
Expected tax rate	31.23%	31.23%
Expected income tax expense (+) / income (-)	4,811	1,532

Income tax recognised in the income statement	4,811	1,532
Effective tax rate	31.23%	31.23%

Taxes recognized directly in net investment

Current and deferred taxes are generally recognized in the statement or profit or loss. Excluded from this recognition are taxes that are attributable to transactions recognized directly in net investment:

	Year ended December 31,	Period from January 1, 2022 (inception) through December 31,
in € thousand	2023	2022
Deferred taxes recognized in OCI	5	(30)

Other disclosures

19)	Financial risk management

The KME Aerospace Business is exposed to credit risks and liquidity risks due to the use of financial instruments. KME Aerospace Business does not have any other financial risks.

Credit risk

The KME Aerospace Business is mainly exposed to credit risk from its operating activities, especially in respect of trade receivables. A credit risk is designated as an unexpected loss of financial assets, e.g. if the customer is unable to pay their obligations by the due date.

As the KME Aerospace Business belongs to the KME SE Group, the KME Aerospace Business addresses credit risk using in-house credit management of KME SE Group. To keep default risks as low as possible, the KME Aerospace Business routinely tracks existing receivables from its business partners (even if the trade receivables are factored). As part of credit risk management of KME SE Group, customers are rated by credit category with each customer being granted a specific limit. In the current reporting period, a majority of risks relating to trade receivables are hedged using factoring arrangements.

Information on loss allowances on trade receivables is given under Note 6.

Notes to the carve-out financial statements of the KME Aerospace Business

19)	Financial risk management (cont.)

Liquidity risk

Liquidity risk is the risk that an entity or a business will be unable to meet its own obligations. As of December 31, 2023, KME Aerospace Business still belongs to KME SE Group. To ensure the liquidity of the KME Aerospace Business, the liquidity requirements are continuously forecasted by management of the KME Aerospace Business and monitored by the KME SE corporate treasury department. All liquidity inflows and outflows are monitored and coordinated centrally by KME SE Group corporate department by using cash pooling of the KME SE Group.

The KME Aerospace Business does not have its own bank accounts or other variations of cash or cash equivalents. All matters that could have an impact on liquidity are borne by the parent (for example through factoring). Therefore, sufficient liquid funds are achieved both by the cash flow generated by the KME Aerospace Business and the net investments by the parent. As of December 31, 2023, KME Aerospace is generating net liquidity inflows and resulted in a distribution of net investments from the parent.

20)	Related party disclosures

As described in Note 1, as the KME Aerospace Business is operated by KME Germany GmbH and KME Mansfeld GmbH, which are under control of KME SE. The related parties for KME Aerospace Business are KME Germany GmbH, KME Mansfeld GmbH, KME SE and its direct and indirect subsidiaries.

Key management personnel transactions

Except the nine employees who are primarily engaged with the KME Aerospace Business, no management personnel are dedicated specifically to the KME Aerospace Business. The executive directors of KME Germany GmbH and the Executive Management Board of KME SE, who are making significant operation decisions of the KME Aerospace Business are considered the key management personnel of the KME Aerospace Business. The remuneration of key management personnel is recognized by using an allocation key as described in Note 3.

The transactions with members of key management are restricted to activities related to their functions as presented above. There were no loans or advances to members of management in key positions or their related parties during the year ended December 31, 2023 and for the period from January 1, 2022 (inception) through December 31, 2022.

Other transactions with related parties

As the KME Aerospace Business does not operate its own production and other services, all existing costs except for dedicated personnel of the KME Aerospace Business are incurred by and considered as related party transactions which are provided by KME Germany GmbH and other KME Group companies. Related party transactions include purchases of goods from KME Germany GmbH in the amount of kEUR 7,084 and services in the amount of kEUR 7,906 (kEUR 4,146 and kEUR 4,542 respectively for the period from January 1, 2022 (inception) to December 31, 2022) provided by KME Germany and provided by other KME Group companies to KME Germany and allocated to KME Aerospace Business. The receiving of services mainly includes subcontracting production services provided by KME Mansfield GmbH to KME Germany GmbH relating to production for the KME Aerospace Business, commission services provided by KME US, maintenance service provided by KME Germany GmbH and corporate services provided by other subsidiaries of KME SE which have been allocated to KME Germany GmbH and downstream allocated to the KME Aerospace Business. Transactions are conducted under terms and conditions that are equivalent to those that apply to arm’s length transactions.

21)	Notes to the statement of cash flows

The carve-out cash flow statements are presented pursuant to IAS 7, “Statements of Cash Flows” (“IAS 7”) and cash flows from operating activities are reported using the indirect method. This is of key relevance for the evaluation of the financial position of the KME Aerospace Business.

Notes to the carve-out financial statements of the KME Aerospace Business

21)	Notes to the statement of cash flows (cont.)

Cash flows from operating activities

Cash flows from operating activities amounted to kEUR 11,197 for the year ended December 31, 2023 (kEUR 6,134 for the period from January 1, 2022 (inception) to December 31, 2022). The increase in net cash inflow is manly related to the increase in operating profit before income taxes from kEUR 4,904 in the period from January 1, 2022 (inception) through December 31, 2022, to kEUR 15,405 for the year ended December 31, 2023.

Cash flows from investing activities

There were no cash flows from investing activities during the reporting period.

Cash flows from financing activities

Cash outflows from financing activities amounted to kEUR 11,197 for the year ended December 31, 2023 (kEUR 6,134 for the period from January 1, 2022 (inception to December 31, 2022), mainly resulting from the operating result of KME Aerospace Business which was treated as a deemed distribution to the parent and cash inflows from factoring of trade receivables with the right of recourse (kEUR 1,127).

Cash and cash equivalents

KME Aerospace Business has no legal rights to cash balances and all monetary inflows and outflows are pooled in a cash pool at the KME Group. The resulting cash outflow on KME Aerospace Business level is shown as a distribution to KME. Therefore, no cash balance is reported as of December 31, 2023.

22)	Events after the reporting date

On February 20, 2024, the Paragon Fund III GmbH & Co. geschlossene Investment KG and KME SE as shareholders of the cunova core business entered into a business combination agreement (the “BCA”) with SDCL EDGE Acquisition Corporation (“SEDA”), a special purpose acquisition company, incorporated as a Cayman Islands exempted company which is traded on the New York Stock Exchange (“NYSE”). Under the terms of the BCA, the cunova core business will be indirectly acquired by a publicly-listed successor entity of SEDA. Also, as part of the proposed business combination, cunova will acquire the KME Aerospace Business from KME Group and the combined company is expected to be listed on the NYSE (the “Business Combination). Completion of the Business Combination, which is expected in the second quarter of 2024, is subject to various closing conditions.

PROSPECTUS FOR            ORDINARY SHARES,            WARRANTS AND            ORDINARY SHARES
ISSUABLE UPON EXERCISE OF WARRANTS OF
SPECIALTY COPPER LISTCO PLC
(THE COMBINED PUBLIC LIMITED COMPANY AFTER THE
BUSINESS COMBINATION DESCRIBED HEREIN)

Until           , 2024, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The SEDA Organizational Documents provided for indemnification of SEDA’s officers and directors, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.

SEDA has entered into agreements with SEDA’s officers and directors to provide contractual indemnification in addition to the indemnification provided for in the SEDA Organizational Documents. SEDA has purchased a policy of directors’ and officers’ liability insurance that insures SEDA’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures SEDA against SEDA’s obligations to indemnify SEDA’s officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, SEDA has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In connection with the completion of this offering, PubCo expects to enter into deeds of indemnity with each of its directors that will indemnify such persons to the maximum extent permitted by applicable law against all losses suffered or incurred by them including, among other things, those that arise out of or in connection with his or her appointment as a director or officer, an act done, concurred in or omitted to be done by such person in connection with such person’s performance of his or her functions as a director or officer, or an official investigation, examination or other proceedings ordered or commissioned in connection with the affairs of the company of which he or she is serving as a director or officer at the request of the indemnifying company. PubCo expects that these deeds of indemnity will provide the directors and officers with contractual rights to indemnification and expense advancement.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	Description
2.1#+	Business Combination Agreement, dated as of February 20, 2024, by and among SEDA, Mr. Edward Wilson Davis (solely in the capacity as the representative for the shareholders of SEDA), PubCo, Merger Sub, JV GmbH, PP Holding, cunova, KME, Creature Kingdom, Paragon (included as Annex A to this proxy statement/prospectus).
2.2**	Plan of Merger (included as Annex B to this proxy statement/prospectus).
3.1**	Form of PubCo Memorandum and Articles of Association Charter (included as Annex E to this proxy statement/prospectus).
3.2#	Memorandum and Articles of Association of PubCo in effect prior to Closing.
4.1**	Form of specimen share certificate of PubCo.
4.2**	Form of specimen warrant certificate of PubCo Public Warrants and PubCo Private Warrants.
5.1**	Opinion of Skadden, Arps, Slate, Meagher & Flom (UK) LLP as to validity of ordinary shares and warrants of PubCo.
8.1#	Opinion of Skadden, Arps, Slate, Meagher & Flom (UK) LLP regarding certain U.S. tax matters.
10.1#+	Sponsor Support Agreement, dated as of February 20, 2024, by and among SEDA, PubCo and Sponsor (included as Annex C to this proxy statement/prospectus).
10.2#+	Form of Anchor Support Agreement by and among SEDA, PubCo and each of Capricorn and Seaside.
10.3**	Form of Registration Rights Agreement, by and among PubCo, KME Special, Sponsor, Capricorn and Seaside (included as Annex F to this proxy statement/prospectus).
10.4#+	Form of Aerospace Business Transfer Agreement, by and among KME Germany, KME Mansfeld, KME America and cunova (included as Annex G to the proxy statement/prospectus).

Exhibit Number	Description
10.5#+	Form of Lock-Up Agreement, by and among PubCo, Sponsor, KME Special and certain directors and officers of PubCo (included as Annex H to this proxy statement/prospectus).
10.6**	Form of Amendment of Warrant Agreement
10.7**	Framework Supply Agreement, dated as of January 10, 2022 by and among KME Germany GmbH and KME Special Products & Solutions GmbH
10.8#	Share Letter Agreement, dated October 17, 2023, as amended on May 10, 2024, by and among SEDA and Harebell
21.1**	List of subsidiaries of PubCo
23.1*	Consent of UHY LLP
23.2*	Consent of UHY LLP
23.3*	Consent of Marcum LLP
24*	Power of Attorney (included on signature page to the initial filing of the registration statement)
99.1**	Form of Proxy Card
99.2**	Form of Proxy Card
107#	Filing Fee Table.

#	Previously filed
*	Filed herewith
**	To be filed by amendment
+	Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Copies of any omitted schedule and/or exhibit will be furnished to the SEC upon request. Certain personal information has been redacted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

That every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, England, on the 21st day of June, 2024.

SPECIALTY COPPER LISTCO PLC

By:	/s/ Jonathan Maxwell
	Name:	Jonathan Maxwell
	Title:	Director and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned constitutes and appoints Jonathan Maxwell, acting alone, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form F-4, or other appropriate form, and all amendments thereto, including post-effective amendments, of Specialty Copper Listco Plc, and to file the same, with all exhibits thereto, and other document in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Edward Wilson Davis	Director and Chief Financial Officer	June 21, 2024
Edward Wilson Davis

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of Specialty Copper Listco Plc, has signed this registration statement in the city of New York, State of New York, on June 21, 2024.

By:	/s/ Ned Davis
	Name:	Ned Davis
	Title:	Authorized Representative

ANNEX A

BUSINESS COMBINATION AGREEMENT

dated as of

February 20, 2024

by and among

SDCL EDGE ACQUISITION CORPORATION,

EDWARD WILSON DAVIS,

(in the capacity as the SEDA Representative)

SPECIALTY COPPER LISTCO PLC,

SEDA MAGNET LLC,

KME SE,

CUNOVA GMBH,

THE PARAGON FUND III GMBH & CO. GESCHLOSSENE INVESTMENT KG,

PP S&C HOLDING GMBH,

CREATURE KINGDOM LIMITED

and

MAGNET JOINT VENTURE GMBH

A-i

A-ii

A-iii

A-iv

EXHIBITS

Exhibit A	–	Sponsor Support Agreement
Exhibit B	–	Registration Rights Agreement Term Sheet
Exhibit C	–	Aerospace Business Transfer Agreement
Exhibit D	–	Form of Paragon Vendor Loan
Exhibit E	–	Incentive Equity Plan Term Sheet
Exhibit F	–	Lock-Up Agreement
Exhibit G	–	APA Vendor Loan
Exhibit H	–	U.S. Sales Agency Agreement

A-v

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”), dated as of February 20, 2024, is entered into by and among (i) SDCL EDGE Acquisition Corporation, a Cayman Islands exempted company (together with its successors, “SEDA”), (ii) Mr. Edward Wilson Davis, solely in the capacity as the representative for the shareholders of SEDA, in accordance with the terms and conditions of this Agreement (the “SEDA Representative”), (iii) Specialty Copper Listco Plc, a public limited company registered in England and Wales with registered number 15395590 (“PubCo”), (iv) SEDA Magnet LLC, a Delaware limited liability company (“Merger Sub”), (v) MAGNET Joint Venture GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 217397 (“JV GmbH”), (vi) PP S&C Holding GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Munich under registration number HRB 275474 (“PP Holding”), (vii) cunova GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 216155 (“Cunova”), (viii) KME SE, a stock corporation organized under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 213357 (“KME”), (ix) Creature Kingdom Limited, a private limited company registered in England and Wales with registered number 06799429 (“Creature Kingdom”), and (x) The Paragon Fund III GmbH & Co. geschlossene Investment KG, a limited partnership organized under the laws of Germany, registered with the commercial register of the local court of Munich under registration number HRA 110100 (“Paragon” and together with KME, the “Shareholders”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Article I of this Agreement.

RECITALS

WHEREAS, SEDA is a special purpose acquisition company incorporated to acquire one or more operating businesses through a Business Combination;

WHEREAS, SEDA obtained from its shareholders on October 30, 2023 an extension of the deadline by which SEDA must complete its Business Combination, by four months, from November 2, 2023 to March 2, 2024, with the option for the SEDA Board to implement up to four additional one-month extensions (the “Extension”);

WHEREAS, PubCo is a newly formed public limited company, wholly-owned by Creature Kingdom as of the date hereof, and was formed for the purpose of making acquisitions and investments, with the objective of acting as the publicly traded holding company for its investee entities;

WHEREAS, Merger Sub is a newly formed Delaware limited liability company, wholly owned by PubCo, and was formed for the purpose of effectuating investments including by way of merger with other investment entities;

WHEREAS, the parties hereto desire and intend to effect a business combination transaction whereby on the Merger Date (a) SEDA will merge with and into Merger Sub, with Merger Sub being the surviving entity (the “Merger”) in exchange for, among other things, shares in PubCo being issued to the shareholders of SEDA (excluding the holders of any Dissenting SEDA Shares); and (b) on the day following the Merger Date, to the extent legally permitted, PubCo will (i) redeem the redeemable preference share in PubCo held by Creature Kingdom; and (ii) purchase from Creature Kingdom the ordinary share in PubCo held by Creature Kingdom, in each case as further set out in this Agreement, and PubCo will thereafter cancel such shares;

WHEREAS, after the execution and delivery of this Agreement, in connection with the Transactions, PubCo and SEDA may enter into certain subscription agreements with certain third-party investors (the “PIPE Investors”) (the “PIPE Investment”), pursuant to which any such PIPE Investors may commit, on the terms and subject to the conditions of such subscription agreements, to subscribe for and purchase a number of PubCo Shares for consideration as provided in such subscription agreements on the date of and immediately prior to the Exchange (as defined below);

WHEREAS, (a) the ordinary shares in Cunova are wholly owned by JV GmbH, and the Cunova Preference Share is wholly owned by KME Special; (b) the JV GmbH Ordinary Shares are owned by PP Holding and KME Special; (c) the JV GmbH Preference Share is owned by PP Holding; and (d) PP Holding is wholly owned by Paragon;

WHEREAS, on the Exchange Date (as defined below), and immediately after the closing of any PIPE Investment, (a) Paragon will transfer, and PubCo will acquire, the Paragon Exchanged Shares and the Paragon PP Holding SHL (as defined below) as consideration and in exchange for the Paragon Cash Consideration and the Paragon Vendor Loan

(as defined below); (b) Cunova will redeem the Cunova Preference Share in consideration for the transfer of the KME AssetCo Preference Share by Cunova to KME Special; (c) KME will cause (i) KME Germany, KME Mansfeld and KME America to transfer to Cunova, and Cunova shall accept the transfer of, the Aerospace Business Assets pursuant to the Aerospace Business Transfer Agreement (the “Aerospace Business Transfer”), as consideration and in exchange for the issuance of a promissory note substantially the form of Exhibit G attached hereto (the “APA Vendor Loan”) by Cunova to KME Germany, KME Mansfeld and KME America; (ii) KME Germany, KME Mansfeld and KME America to transfer the APA Vendor Loan to KME Special; (iii) KME Special will contribute the APA Vendor Loan to PubCo in exchange for the issuance of PubCo Shares by PubCo to KME Special; (d) Cunova will assume PubCo’s liability under the Paragon Vendor Loan in partial satisfaction of its obligations under the APA Vendor Loan; and (e) KME will cause KME Special to contribute all right, title and interest in and attaching to its shares of JV GmbH Ordinary Shares and the KME JV GmbH SHL (as defined below) to PubCo in exchange for the PubCo Exchanged Shares and the KME Cash Consideration (the foregoing clauses (a)-(e), “Exchange”);

WHEREAS, the respective boards of directors of each of SEDA, PubCo, Merger Sub, PP Holding, JV GmbH, KME and Paragon have each approved and declared advisable and in the best interests of such entity the Transactions upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law (as defined below);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, SEDA, the officers and directors of SEDA and certain other SEDA Affiliates who are SEDA Shareholders are entering into a sponsor support agreement, in substantially the form of Exhibit A attached hereto (the “Sponsor Support Agreement”), pursuant to which Sponsor has agreed to, among other things, vote in favor of the Transactions put to the SEDA Shareholders for approval, prior to the Merger Effective Time, and exchange its SEDA Class B Shares for SEDA Class A Shares on the terms and subject to the conditions set forth in the Sponsor Support Agreement (the “Sponsor Recapitalization”);

WHEREAS, concurrently with the Closing, in connection with the Transactions, (i) SEDA, PubCo, KME Special and certain persons who will be shareholders of PubCo upon Closing shall enter into a registration rights agreement, dated as of the Closing Date, on the terms substantially as the ones attached hereto under Exhibit B (the “Registration Rights Agreement Term Sheet”) and (ii) Sponsor, PubCo, KME Special and certain persons who will be shareholders of PubCo upon Closing shall enter into a lock-up agreement, dated as of the Closing Date, on the terms substantially as the ones attached hereto under Exhibit F (the “Lock-Up Agreement”);

WHEREAS, the parties hereto intend that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and the U.S. Treasury Regulations promulgated thereunder (the “Intended Tax Treatment”), as further described in Section 11.05(e); and

WHEREAS, the parties hereto intend that, for the purposes of UK taxation on chargeable gains, the disposal of SEDA Shares by UK resident SEDA Shareholders on the Merger shall be treated as a reorganization pursuant to and for the purposes of sections 136 and 127 to 131 Taxation of Chargeable Gains Act 1992.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.01 Definitions. As used herein, the following terms shall have the following meanings:

“A&R LLCA of Merger Sub” has the meaning specified in Section 2.01(c).

“Acquisition Transaction” has the meaning specified in Section 11.04(a).

“Action” means any claim, action, suit, assessment, arbitration, proceeding or investigation, in each case, that is by or before any Governmental Authority or arbitrator.

“Additional Funding” has the meaning specified in Section 9.08(a).

“Aerospace Business” means the engineering and designing of highly specialized components for aerospace rocket engines designed for critical applications business operated by KME Germany, KME Mansfeld and KME America.

“Aerospace Business Assets” has the meaning specified in Section 5.03(b).

“Aerospace Business Benefit Plan” has the meaning specified in Section 5.13(a).

“Aerospace Business Contract” means each and all of the contracts relating to the Aerospace Business forming part of the Aerospace Business Assets being transferred pursuant to the Aerospace Business Transfer and listed in Schedule 5.03(b) of the KME Disclosure Schedules.

“Aerospace Business Employee” means any person employed by KME Germany who is wholly or mainly assigned to work in the Aerospace Business and listed in Schedule 5.03(b) of the KME Disclosure Schedules.

“Aerospace Business Know-How” means all Know-How exclusively or primarily relating to the Aerospace Business that is used or held by KME or its Subsidiaries.

“Aerospace Business Pro Forma Management Accounts” has the meaning specified in Section 5.07(a).

“Aerospace Business Transfer” has the meaning specified in the recitals.

“Aerospace Business Transfer Agreement” means the Aerospace Business Transfer Agreement to be entered into on the Exchange Date between Cunova (as purchaser) and KME Germany, KME Mansfeld and KME America (as sellers) substantially in the form attached hereto as Exhibit C, including all schedules and exhibits thereto.

“Aerospace Business Transfer Information Letter” has the meaning specified in Section 9.19(a)(i).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by or is under common control with such specified Person, through one or more intermediaries or otherwise. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning specified in the preamble.

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010, and the corresponding laws and regulations applicable to the Aerospace Business or in the jurisdictions in which the JV GmbH, any of its Subsidiaries, or any of their respective employees, agents, representatives, sales intermediaries or other third parties acting on their behalf operate.

“Antitrust Laws” means any applicable antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“APA Vendor Loan” has the meaning specified in the recitals.

“Approved Stock Exchange” means the NYSE or such other national securities exchange that may be agreed upon in writing by SEDA and the Shareholders.

“Assignment and Assumption Agreement” has the meaning specified in Section 11.17.

“Available Cash” means (i) the aggregate amount of cash available in the Trust Account as of the Closing Date after taking into account all shareholder redemptions, plus (ii) any proceeds from any Financing which are permitted to be paid out as cash consideration due at Closing; provided, that, for the avoidance of doubt, Available Cash shall not take into account any Additional Funding.

“Benefit Plan” means any plan, program, policy, or arrangement that is (a) a welfare plan within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA), (b) a pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA), (c) a security bonus, security purchase, security option, restricted security, security appreciation right or similar equity-based plan or (d) any other deferred compensation, compensation, incentive compensation, performance award, phantom equity, equity purchase or other equity-based compensation plan, employment or consulting, severance, retirement, death, disability or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, fringe benefit, supplemental unemployment benefits, profit sharing, pension, gratuity or retirement plan, reimbursement, employee loan, provident fund, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Business Combination” has the meaning ascribed to such term in SEDA’s Organizational Documents.

“Business Combination Proposal” has the meaning specified in Section 11.04(b).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in London (United Kingdom), New York (New York), Cayman Islands, Frankfurt (Germany) and Milan (Italy) are authorized or required by Law to close.

“Business IPR” means the Intellectual Property (i) owned by JV GmbH or any of its Subsidiaries and (ii) used by, or held for, the purposes of JV GmbH or any of its Subsidiaries’ businesses.

“CA 2006” means the U.K.’s Companies Act 2006, as amended.

“Capricorn” means Sustainable Investors Fund, LP, a Delaware limited partnership.

“Capricorn Extension Funding Promissory Note” means the funding undertaking and promissory note dated November 2, 2023, entered into by and between SEDA (as maker) and Capricorn (as payee).

“Capricorn Working Capital Promissory Note” means the promissory note dated October 10, 2023, entered into by and between SEDA (as maker) and Capricorn (as payee).

“Carve-Out JVs” means the Russia JV and the China JVs collectively, and each of them a “Carve-Out JV”.

“Cayman Companies Act” means the Companies Act (As Revised), as amended, of the Cayman Islands.

“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof, acting in such capacity.

“CFIUS Approval” means (i) the receipt by the CFIUS Filing Parties of written notification (including by email) from CFIUS that (A) CFIUS has determined that the transactions contemplated by this Agreement do not constitute a “covered transaction” under the DPA; or (B) CFIUS has concluded its review (or, if applicable, investigation) under the DPA in response to the CFIUS Notice and CFIUS determined that there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement, and advised that all action under the DPA has concluded with respect to the transactions contemplated by this Agreement; or (ii) CFIUS has sent a report to the President of the United States (the “President”) requesting the President’s decision and (A) the President has announced a decision not to take any action to suspend or prohibit the transactions contemplated by this Agreement or (B) the period under the DPA during which the President may announce a decision to take action on the transactions contemplated by this Agreement shall have expired without the President having taken or announced such a decision.

“CFIUS Denial” means that CFIUS has notified the parties to the CFIUS Notice that it (i) intends to recommend to the President that the transactions contemplated by this Agreement be prohibited and (ii) has been unable to identify conditions mitigating the risk of the transactions contemplated by this Agreement sufficient to alter its recommendation.

“CFIUS Filing Parties” means the parties that submit the CFIUS Notice.

“CFIUS Notice” means a joint voluntary notice prepared by the CFIUS Filing Parties with respect to the Transactions and submitted to CFIUS pursuant to 31 C.F.R. Part 800 Subpart E.

“Change in Recommendation” has the meaning specified in Section 11.03(d).

“China JV 1” means Dalian ETDZ Dashan Surface Machinery Co., Ltd.

“China JV 2” means Dalian Dashan Heavy Industry Machinery Co., Ltd.

“China JV 3” means Dalian Dashan Crystallizer Co., Ltd.

“China JVs” means, collectively, China JV 1, China JV 2 and China JV 3.

“Closing” has the meaning specified in Section 3.01.

“Closing Date” has the meaning specified in Section 3.01.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto, as amended.

“Communications Plan” has the meaning specified in Section 11.06(b).

“Confidential Information” means all confidential or proprietary documents and information concerning any party hereto or any of its Affiliates or Representatives; provided, however, that Confidential Information shall not include any information which, (i) at the time of disclosure by any other party hereto or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement, (ii) at the time of the disclosure by the party to which the information relates or its Representatives to any other party hereto or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving or disclosing such Confidential Information or (iii) is independently developed by a party or its Affiliates or Representatives without reference to the Confidential Information.

“Confidentiality Agreement” means, in each case, as amended from time to time, (i) the confidentiality agreement dated March 27, 2023, by and between SEDA and KME Group S.p.A. and (ii) the confidentiality agreement dated April 13, 2023, by and between SEDA and Paragon Partners GmbH.

“Consent” means any consent, approval, notice of no objection, expiration of applicable waiting period, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means any legally binding contracts, agreements, subcontracts, leases and purchase orders.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or similar Law, or directive, by any Governmental Authority in connection with or in response to the 2019 novel coronavirus, including any new strains or variants thereto or any other coronavirus or respiratory illness.

“Creature Kingdom” has the meaning specified in the preamble.

“Cunova” has the meaning specified in the preamble.

“Cunova Preference Share” means the preference share with the number 25,001 of Cunova.

“Cunova Shareholders” means JV GmbH and KME Special.

“Data Protection Laws” means all applicable Laws in any jurisdiction relating to privacy or the processing or protection of personal data, including (without limitation) the General Data Protection Regulation (2016/679) (the “GDPR”) and any national law supplementing the GDPR.

“DDTC” means the U.S. Department of State, Directorate of Defense Trade Controls.

“Debt Financing” means any debt financing obtained on or prior to the Closing Date in connection with the Transaction other than the Debt Refinancing and the Paragon Vendor Loan.

“Debt Refinancing” means the refinancing of the Existing Financing for an amount equal to the amount outstanding under the Existing Financing (after deducting any applicable fees) or the obtaining of all necessary waivers, consents, amendments, confirmations and/or approvals for the continuation of the Existing Financing following Closing, in each case with changes to permit the incurrence of indebtedness under, and (p)repayment of, the Paragon Vendor Loan.

“Disclosed Instruments” has the meaning specified in Section 9.24.

“Dissenting SEDA Shareholders” has the meaning specified in Section 2.01(g)(i).

“Dissenting SEDA Shares” has the meaning specified in Section 2.01(g)(i).

“Domain Names” means the domain names used by JV GmbH or any of its Subsidiaries.

“DPA” means the Defense Production Act of 1950, as amended (50 U.S.C.§ 4565), and all implementing regulations thereof.

“DTC” means the Depository Trust Company.

“Employment Laws” has the meaning specified in Section 4.15(b).

“Enforceability Exceptions” has the meaning specified in Section 4.03(a).

“Environmental Laws” means any and all applicable Laws relating to pollution or protection or preservation of the environment (including endangered or threatened species and other natural resources) or occupational health or safety, including those related to the use, storage, emission, generation, handling, transportation, treatment, distribution, labeling, discharge, control, cleanup, disposal, Release or threatened Release of, or exposure to, Hazardous Materials and the rules made thereunder.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange” has the meaning specified in the recitals hereto.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 2.07(a).

“Exchange Date” has the meaning specified in Section 3.01.

“Exchange Rate” means with respect to a particular currency for a particular day, the closing mid-point spot rate of exchange for that currency into U.S. dollars on such date as published in the London edition of the Financial Times on the Business Day immediately prior or, where no such rate is published in respect of that currency for such date, at the rate quoted by Bloomberg as at the close of business in London as at such date.

“Exchange Ratio” means 1.119375.

“Existing Facility” means the facilities agreement originally dated December 17, 2021 between, amongst others, JV GmbH (formerly Blitz H21-630 GmbH under the Existing Facility) as parent and Hayfin Services LLP as agent and security agent.

“Existing Facility Release Letter” means a release letter in a customary form executed by Hayfin Services LLP as agent and security agent under the Existing Facility on behalf of all secured parties under the Existing Facility confirming the release of Paragon and its Affiliates in respect of the equity commitment letters each dated 26 January 2022 in connection with the Existing Facility.

“Existing Financing” means the Existing Facility and associated financing arrangements.

“Existing PubCo Articles” means PubCo’s articles of association as of the date of this Agreement.

“Extension” has the meaning specified in the recitals hereto.

“Extension Funding Promissory Notes” means, collectively, the Sponsor Extension Funding Promissory Note, the Capricorn Extension Funding Promissory Note and the Seaside Extension Funding Promissory Note.

“Financing” means the Debt Financing, the PIPE Investment, and any other equity or debt financing (other than the Debt Refinancing) obtained on or prior to the Closing Date in connection with the Transactions and in each case available to PubCo including, for the avoidance of doubt, any facility to backstop redemptions.

“Foreign Investment Law” means any applicable Laws (including the DPA) intended to screen, prohibit or regulate investments on public interest or national security grounds.

“Form F-4” means registration statement on Form F-4, as amended or supplemented from time to time, and including the proxy statement contained therein and any exhibits thereto.

“Fraud” means fraud in the making of a representation or warranty contained in Article IV, Article V, Article VI, Article VII or Article VIII of this Agreement or any “bringdown” or other confirmation with respect to any such representation or warranty, and requires that: (i) a party to this Agreement made a false representation of material fact in Article IV, Article V, Article VI, Article VII or Article VIII of this Agreement or in any “bringdown” or other confirmation with respect to any such representation or warranty; (ii) such party had actual knowledge that such representation was false when made and acted with scienter; (iii) the false representation caused the party to whom it was made, in justifiable reliance upon such false representation and with ignorance as to the falsity of such representation, to take or refrain from taking action; and (iv) the party to whom the false representation was made suffered damage by reason of such reliance. “Fraud” expressly excludes legal theories such as equitable fraud, promissory fraud, unfair dealings fraud, negligent or reckless misrepresentation, and other fraud-based claims.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, notice, determination or award, in each case, entered by or with any Governmental Authority.

“Harebell Share Letter” means the letter agreement dated October 17, 2023, entered into by and between Harebell S.r.l. and SEDA.

“Hazardous Materials” means material, substance or waste that is listed, regulated or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning), under applicable Law, including petroleum, petroleum by- products, asbestos or asbestos-containing material, polychlorinated biphenyls, per- or polyfluoroalkyl substances, flammable or explosive substances or pesticides.

“HMRC” means HM Revenue and Customs.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and adopted by the European Union.

“Indebtedness” means, with respect to any Person, without duplication, (a) all indebtedness of such Person for borrowed money, including the outstanding principal amount of, accrued but unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) the principal component of all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any payment obligations of such Person evidenced by any promissory note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person in respect of the principal and interest components of leases that are classified as capital leases in accordance with IFRS (as applicable to such Person), (e) all obligations by which such Person assures a creditor against loss, including for reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, to the extent drawn or claimed against, (f) all obligations of such Person in respect of banker’s acceptances issued or created, (g) net obligations under interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person, (i) all obligations secured by a Lien on any property of such Person, (j) any severance costs, pension, bonus, deferred compensation, amounts due in respect of cancellation of options and other equity awards, forgivable loans (whether issued or proposed to be issued) or similar obligations (and, in each case, any employer portion of unemployment, social security, payroll or similar Tax payable in connection therewith) and (k) all obligations described in clauses (a) through (j) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means trademarks, service marks, rights in trade names, business names, logos or get-up, goodwill and the right to sue for passing off, patents, supplementary protection certificates, rights in inventions, registered and unregistered design rights, copyrights (including rights in software), database rights, image rights and rights to personality, rights in domain names and URLs and social media presence accounts, and all other similar rights in any part of the world (including in confidential information, trade secrets and Know-How) and whether registered or not, including, where such rights are obtained or enhanced by registration, any registration of such rights and applications and rights to apply for such registrations.

“Intended Tax Treatment” has the meaning specified in the recitals hereto.

“Interim Period” has the meaning specified in Section 9.01.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended.

“ITAR” means the International Traffic in Arms Regulations.

“ITAR Approval” means the sixty (60) day period following the submission of the filing as required by Section 122.4(b) of the ITAR has expired, or, if such period has not elapsed, DDTC otherwise has confirmed that the burden required pursuant to Section 38(g)(6) of the Arms Export Control Act and Section 122.4 of the ITAR has been met.

“IT Contracts” means all arrangements and agreements to which JV GmbH or any of its Subsidiaries is a party under which (i) any third party provides the JV GmbH or any of its Subsidiaries with any element of, or services relating to, IT Systems, including leasing, hire-purchase, software licences, support, maintenance, services, development and design agreements; and (ii) JV GmbH or any of its Subsidiaries provides any third party with any element of, or services relating to, IT Systems, including leasing, hire-purchase, software licences, support, maintenance services, development and design agreements.

“IT Systems” means any information technology and information technology equipment, including any system, network, hardware, computer, software (including in source code and object code and including any system software, operational software, application software, interface or firmware), router, hub, server, database and website owned or used by JV GmbH and its Subsidiaries, including user manuals, training materials and other documentation, related to any of the foregoing.

“JV GmbH” has the meaning specified in the preamble.

“JV GmbH Audited Financial Statements” has the meaning specified in Section 4.07(a).

“JV GmbH Benefit Plan” has the meaning specified in Section 4.14(a).

“JV GmbH Board” means the board of directors of JV GmbH.

“JV GmbH Disclosure Schedules” means the disclosure schedules of JV GmbH and its Subsidiaries delivered to SEDA in connection with this Agreement.

“JV GmbH Latest Balance Sheet Date” has the meaning specified in Section 4.07(a).

“JV GmbH Ordinary Shares” means the ordinary shares with consecutive numbers 1 to 45,454 of JV GmbH.

“JV GmbH Permits” has the meaning specified in Section 4.26.

“JV GmbH Preference Share” means the preference share with the number 45,455 of JV GmbH.

“JV GmbH Shareholder” means a holder of JV GmbH Shares.

“JV GmbH Shareholders Agreement” means the shareholders agreement dated 17 and 18 December 2021 entered into by PP Holding, Paragon, KME Group SpA (formerly Intek Group SpA), KME, KME Special and JV GmbH (register of deeds no. W 5012 / 21 of the public notary Prof. Dr. Hartmut Wicke, Munich, Germany).

“JV GmbH Shareholder Approval” has the meaning specified in Section 4.03(a).

“JV GmbH Shares” means the JV GmbH Ordinary Shares and the JV GmbH Preference Share.

“JV GmbH Transaction Expenses” means all fees and expenses incurred or otherwise paid for by JV GmbH (or, at the JV GmbH’s discretion, any of its Subsidiaries) in connection with or in relation to the preparation, negotiation and execution of this Agreement and the consummation of the Transactions and the Financing, including, but not limited to, the (i) fees and disbursements of outside counsel to JV GmbH incurred in connection with the Transactions and (ii) fees and expenses of any other agents, advisors, consultants, experts, financial advisors, brokers, finders or investment bankers employed by JV GmbH on its own behalf in connection with the Transactions and the Financing; provided that financing or refinancing fees charged by the financing sources in connection with the Financing shall not be deemed JV GmbH Transaction Expenses.

“KME” has the meaning specified in the preamble hereto.

“KME America” means KME America Inc.

“KME AssetCo” means KME AssetCo GmbH.

“KME AssetCo Preference Share” means the preference share with the number 25,001 of KME AssetCo held by Cunova as of the date hereof.

“KME AssetCo Shareholders” means KME Special and Cunova.

“KME Cash Consideration” has the meaning specified in Section 2.04(a)(ii).

“KME Cash Consideration Reduction” has the meaning specified in Section 9.08(b).

“KME Disclosure Schedules” means the disclosure schedules of KME delivered to SEDA in connection with this Agreement.

“KME Exchanged Shares” has the meaning specified in Section 2.04(b).

“KME Germany” means KME Germany GmbH.

“KME JV GmbH SHL” means KME Special’s shareholder loan to JV GmbH made pursuant to that shareholder loan agreement dated January 31, 2022.

“KME Mansfeld” means KME Mansfeld GmbH.

“KME Special” means KME Special Products GmbH & Co. KG.

“KME Transaction Expenses” means all fees and expenses incurred or otherwise paid for by or on behalf of KME in connection with or in relation to the preparation, negotiation and execution of this Agreement and the consummation of the Transactions, including, but not limited to, the (i) fees and disbursements of outside counsel to KME incurred in connection with the Transactions and the Financing, (ii) the costs and expenses associated with any filings with or notifications to any Governmental Authority, (iii) the fees, costs and expenses (including legal expenses) associated with the preparation and filing of the Form F-4 and (iv) fees, costs and expenses of any other agents, advisors, consultants, experts, financial advisors, brokers, finders or investment bankers employed by KME on its own behalf or on behalf of PubCo or Merger Sub in connection with the Transactions and the Financing.

“Know-How” means any and all know-how and other industrial and commercial information and techniques in any form not in the public domain, including drawings, formulae, test results, reports, project reports and testing procedures, instruction and training manuals, tables of operating conditions, market forecasts, lists and particulars of customers and suppliers.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” has the meaning specified in Section 4.19(b).

“Letter of Transmittal” has the meaning specified in Section 2.07(c)(i).

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under IFRS or other applicable accounting standards), including Tax liabilities due or to become due.

“Licensed Business IPR” means all Business IPR that is owned by a third party and licensed or otherwise used by JV GmbH or any of its Subsidiaries.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest, license or other lien of any kind.

“Lock-Up Agreement” has the meaning specified in the recitals.

“Material Adverse Effect” means any fact, event, change, effect, circumstance or condition that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets, Liabilities, results of operations or financial condition of PP Holding, the Aerospace Business, or JV GmbH and its Subsidiaries, taken as a whole or (ii) the ability of JV GmbH, KME and its Affiliates or PP Holding to consummate the Transactions in accordance with the terms hereof; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” under the foregoing clause (i): (a) any change or effect resulting from the execution of this Agreement or the Transactions (including the announcements thereof) or the pendency or the consummation of the Transactions, including the impact of any of the foregoing on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, service providers and employees; (b) any proposal, enactment or change in interpretation of, or other change in, applicable Laws, IFRS or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (c) changes in interest rates or the financial or securities markets or economic or political conditions generally; (d) any change generally affecting any of the industries or markets in which PP Holding, the Aerospace Business, JV GmbH or its Subsidiaries principally operate or the economy as a whole; (e) the taking of any action required or contemplated by this Agreement or taken with the prior written consent of SEDA; (f) any pandemic, epidemic, disease outbreak or other public health emergency (including the COVID-19 or any similar or related disease caused by the SARS-CoV-2 virus or any mutation or evolution thereof), any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster or act of God; or (g) any national or international political or social conditions in countries or the geographic region in which PP Holding, the Aerospace Business, JV GmbH or its Subsidiaries operate, including the engagement in hostilities or the escalation or continuation thereof, whether or not pursuant to the declaration of a national emergency or war or the occurrence of any military or terrorist attack therein; or (h) any failure of PP Holding, the Aerospace Business, JV GmbH or its Subsidiaries to meet any projections, forecasts or budgets (it being understood that the underlying facts giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect if such facts are not otherwise excluded under this definition); provided, further, that any event, occurrence, fact, condition, or change referred to in clauses (b), (c), (d), (f) and (g) above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on PP Holding, JV GmbH and their Subsidiaries, taken as a whole, compared to other participants in the industry and geographic locations in which PP Holding, JV GmbH and their Subsidiaries primarily conduct business.

“Merger” has the meaning specified in the recitals hereto.

“Merger Date” has the meaning specified in Section 3.01.

“Merger Effective Time” has the meaning specified in Section 2.01(a).

“Merger Filing Documents” means the Plan of Merger together with such other documents as may be required in accordance with the applicable provisions of the Cayman Companies Act, the Delaware Limited Liability Companies Act or by any other applicable Law to make the Merger effective.

“Merger Sub” has the meaning specified in the preamble hereto.

“Merger Sub Units” means the units, par value $0.01 per unit, of the company capital of Merger Sub.

“Merger Sub Member and Manager Approvals” has the meaning specified in Section 8.02.

“New PubCo Articles” means the new articles of association of PubCo (and any amendment or variation thereto made with the consent of KME and SEDA) to be agreed during the Interim Period pursuant to Section 11.12.

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, certification of formation and limited liability company agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Owned Business IPR” means all Business IPR that is owned by JV GmbH or one of its Subsidiaries.

“Paragon” has the meaning specified in the preamble hereto.

“Paragon Cash Consideration” has the meaning specified in Section 2.03(a)(i).

“Paragon Disclosure Schedules” means the disclosure schedules of Paragon delivered to SEDA in connection with this Agreement.

“Paragon Exchanged Shares” has the meaning specified in Section 2.03(a).

“Paragon PP Holding SHL” means Paragon’s shareholder loan to PP Holding made pursuant to that shareholder loan agreement dated January 27, 2022.

“Paragon Transaction Expenses” means all fees and expenses incurred or otherwise paid for by or on behalf of Paragon in connection with or in relation to the preparation, negotiation and execution of this Agreement and the consummation of the Transactions and the Financing, including, but not limited to, the (i) fees and disbursements of outside counsel to Paragon incurred in connection with the Transactions and the Financing, (ii) the costs and expenses associated with any filings with or notifications to any Governmental Authority, (iii) the fees, costs and expenses (including legal expenses) associated with the preparation and filing of the Form F-4 and (iv) fees, costs and expenses of any other agents, advisors, consultants, experts, financial advisors, brokers, finders or investment bankers employed by Paragon on its own behalf or on behalf of JV GmbH, PubCo or Merger Sub in connection with the Transactions and the Financing.

“Paragon Vendor Loan” has the meaning specified in Section 2.03(a)(i).

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“PCAOB Audited Financials” has the meaning specified in Section 9.07(a).

“Permits” means all permits, licenses, certificates of authority, authorizations, qualifications, approvals, registrations and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen or construction contractors and other similar Liens that arise in the ordinary course of business and that relate to amounts not yet delinquent or that are being contested in good faith through appropriate Actions, in each case, only to the extent reflected or reserved against in the consolidated balance sheet of JV GmbH and its Subsidiaries as of December 31, 2022, (ii) Liens arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions, in each case, for which appropriate reserves have been established in accordance with IFRS, (iv) Liens, encumbrances and restrictions on real property (including easements, defects or imperfections of title, encroachments, conditions, covenants, rights of way and similar restrictions of record) that (A) are matters of record, (B) would be disclosed by a current, accurate survey or physical inspection of such real property or (C) do not materially interfere with the present uses of such real property, (v) with respect to any Leased Real Property (A) the interests and rights of the respective lessors under the terms of the Real Estate Lease Documents with respect thereto, including any statutory landlord liens and any Lien thereon and (B) any Liens encumbering the land of which the Leased Real Property is a part, (vi) with respect to any Leased Real Property, zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not materially interfere with the current use of, or materially impair the value of, such Leased Real Property, (vii) nonexclusive licenses of Intellectual Property entered into in the ordinary course of business, (viii) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable and (ix) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Data” means any information that can identify, relate to, describe, be associated with, or be reasonably capable of being associated with a particular individual, including corollary terms under Data Protection Laws.

“Personal Data Breach” means the accidental or unlawful destruction, loss, alteration, unauthorized disclosure, exfiltration, or theft of, or access to, Personal Data, including corollary terms under Data Protection Laws.

“PIPE Investment” has the meaning specified in the recitals hereto.

“PIPE Investors” has the meaning specified in the recitals hereto.

“Plan of Merger” means the agreement and plan of merger relating to the Merger (and any amendment or variation thereto made in accordance with the provisions of the Cayman Companies Act and the Delaware Limited Liability Companies Act with the consent of the Shareholders and SEDA) to be agreed during the Interim Period pursuant to Section 11.12.

“Post-Closing PubCo Board” has the meaning specified in Section 11.15.

“Pound,” “pound sterling” or “£” means the lawful currency of the U.K.

“PP Holding” has the meaning specified in the preamble hereto.

“PP Holding Unaudited Financial Statements” has the meaning specified in Section 6.07(a).

“PP Holding Board” means the board of directors of PP Holding.

“PP Holding Latest Financials Date” has the meaning specified in Section 6.07(a).

“PP Holding Shareholder” means Paragon.

“PP Holding Shareholder Approval” means the requisite approval of this Agreement and each ancillary agreement to this Agreement and PP Holding’s performance hereunder or thereunder, each as required under PP Holding’s Organizational Documents and/or applicable Law.

“PP Holding Shares” means the shares with consecutive numbers 1 to 25,000 of PP Holding.

“Private Placement Warrants Purchase Agreement” means that certain Private Placement Warrants Purchase Agreement, dated as of October 28, 2021, by and among SEDA, Capricorn, and Seaside.

“Pro Forma Financials” has the meaning specified in Section 9.07(a).

“Proposals” has the meaning specified in Section 11.03(c).

“Proxy Statement/Prospectus” means the proxy statement/prospectus to be included in the Form F-4 and that shall be (a) a proxy statement of SEDA with respect to the matters to be submitted to the SEDA Shareholders at the SEDA Meeting and (b) a prospectus of PubCo, including all amendments and supplements thereto.

“PubCo” has the meaning specified in the preamble hereto.

“PubCo Exchanged Shares” has the meaning specified in Section 2.04(a)(i).

“PubCo Share Capital Increase” has the meaning specified in Section 2.05.

“PubCo Shareholder Approval” has the meaning specified in Section 8.02.

“PubCo Shareholders” means a holder of PubCo Shares.

“PubCo Shares” means the ordinary shares in the capital of PubCo, having rights and being subject to the conditions set out in the New PubCo Articles.

“Public Official” means (a) any official, director, officer, employee, agent or representative of any regional, federal, state, provincial, county or municipal government or government department, agency, or other division; (b) any official, director, officer, employee, agent or representative of any commercial enterprise that is owned or controlled by a government, including any state-owned or controlled company or organization; (c) any official, director, officer, employee, agent or representative of any public international organization, such as the United Nations or the World Bank; (d) any person acting in an official capacity and/or exercising a public function for any government or government entity, enterprise, or organization identified above, or legislative or judicial function of any kind; and (e) any political party, party official or candidate for political office.

“Real Estate Lease Documents” has the meaning specified in Section 4.19(b).

“Redeeming Shareholder” means a SEDA Shareholder who validly demands that SEDA redeems its SEDA Shares for cash in connection with the Transactions and in accordance with SEDA’s Organizational Documents.

“Registrar” means the Registrar of Companies in England and Wales.

“Registration Rights Agreement Term Sheet” has the meaning specified in the recitals hereto.

“Regulatory Consent Authorities” means the Governmental Authorities with jurisdiction over (i) enforcement of any applicable Antitrust Law or Foreign Investment Law and (ii) any applicable Permits or waivers required for JV GmbH and its Subsidiaries’ operations.

“Release” means, with respect to Hazardous Materials, any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration into or through the indoor or outdoor environment.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors and consultants of such Person.

“Required Financials” has the meaning specified in Section 9.07(a).

“Requisite SEDA Warrantholder Approval” means the vote or written consent of the requisite percentage of registered holders of then-outstanding SEDA Public Warrants and SEDA Private Warrants entitled to vote or consent, as applicable, thereon to permit the conversion or exchange of SEDA Warrants for PubCo Shares after the Merger Effective Time at an exchange ratio of one to one.

“Russia JV” means KME Service Russland Ltd.

“Russia and China Sales” has the meaning specified in Section 9.24.

“Sanctioned Jurisdiction” shall mean, at any time, a country or territory which is itself the subject or target of comprehensive Sanctions (at the time of this Agreement, Iran, Cuba, Syria, North Korea, the Crimea region of Ukraine and the so-called Donetsk and Luhansk People’s Republic regions of Ukraine), as well as the non-controlled regions of the oblasts of Zaporizhzhia and Kherson.

“Sanctioned Person” shall mean any Person: (a) designated on any Sanctions-related list of sanctioned Persons maintained by any Sanctions Authority; (b) any Person located, organized, or ordinarily resident in a Sanctioned Jurisdiction; or (c) any Person directly or indirectly owned 50% or more or controlled by (in accordance with the relevant definitions under Sanctions) any of the foregoing.

“Sanctions” means the economic, trade or financial sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced from time to time by any Sanctions Authority.

“Sanctions Authority” shall mean the United States government (including, but not limited to, the U.S. Department of the Treasury’s Office of Foreign Assets Control and the U.S. Department of State); the United Nations Security Council; the European Union and any of its member states; the UK Government (including, but not limited to, His Majesty’s Treasury).

“Schedules” means, collectively, the JV GmbH Disclosure Schedules, the KME Disclosure Schedules, the Paragon Disclosure Schedules, the SEDA Disclosure Schedules, and the other Schedules to this Agreement referred to herein.

“Seaside” means Seaside Holdings (Nominee) Limited, a Guernsey limited company.

“Seaside Extension Funding Promissory Note” means the funding undertaking and promissory note dated November 2, 2023, entered into by and between SEDA (as maker) and Seaside (as payee).

“Seaside Working Capital Promissory Note” means the promissory note dated September 29, 2023, entered into by and between SEDA (as maker) and Seaside (as payee).

“SEC” means the United States Securities and Exchange Commission.

“SEC Clearance Date” means the date on which the SEC has declared the Form F-4 effective.

“SEC Reports” has the meaning specified in Section 7.08(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“SEDA” has the meaning specified in the preamble hereto.

“SEDA Adjusted Warrant” has the meaning specified in Section 2.01(e)(iii).

“SEDA Board” means the board of directors of SEDA.

“SEDA Class A Shares” means the Class A ordinary shares, par value $0.0001 per share of SEDA.

“SEDA Class B Shares” means the Class B ordinary shares, par value $0.0001 per share of SEDA.

“SEDA Cure Period” has the meaning specified in Section 13.01(c).

“SEDA Disclosure Schedules” means the disclosure schedules of SEDA delivered to the JV GmbH in connection with this Agreement.

“SEDA Financials” means the audited balance sheet of SEDA as of December 31, 2022, and the related notes thereto.

“SEDA Meeting” means the annual general meeting or extraordinary general meeting of SEDA, as applicable, to be held for the purpose of approving the Proposals and obtaining the SEDA Shareholder Approval.

“SEDA Preference Shares” means the preference shares, par value $0.0001 per share of SEDA.

“SEDA Private Warrant” means a warrant entitling each of Sponsor, Capricorn and Seaside to purchase one SEDA Class A Share per warrant, issued pursuant to the terms of the Private Placement Warrants Purchase Agreement and the Working Capital Promissory Notes.

“SEDA Public Warrant” means a warrant entitling the holder to purchase one SEDA Class A Share per warrant, issued pursuant to the terms of the Warrant Agreement.

“SEDA Representative” has the meaning specified in the preamble hereto.

“SEDA Securities” means, collectively, the SEDA Shares and SEDA Warrants.

“SEDA Shareholder” means a holder of SEDA Shares.

“SEDA Shareholder Approval” means (a) with respect to the Merger, a special resolution under Cayman Islands law, being the affirmative vote of a majority of at least two-thirds of the SEDA Shareholders who attend and vote at the SEDA Meeting and (b) with respect to any other Proposals proposed to the SEDA Shareholders, the requisite approval required under SEDA’s Organizational Documents, the Cayman Companies Act or other applicable Law.

“SEDA Shares” means, collectively, the SEDA Class A Shares, SEDA Class B Shares and SEDA Preference Shares.

“SEDA Transaction Expenses” means all fees and expenses incurred by or on behalf of SEDA in connection with or in relation to the preparation, negotiation and execution of this Agreement and the consummation of the Transactions, the Extension and the Financing, including, but not limited to, the (i) fees and disbursements of outside counsel to SEDA and SEDA’s management incurred in connection with the Transactions, the Extension, the Financing, and its initial public offering and fees and expenses relating to the extension of the date by which SEDA must consummate an initial business combination, (ii) fees and expenses of any other agents, advisors, consultants, experts, financial advisors, brokers, finders or investment bankers employed by SEDA in connection with the Transactions, the Extension, the Financing, and SEDA’s initial public offering, (iii) fees, costs and expenses incurred by SEDA in connection with obtaining the Extension including filing fees, (iv) the costs and expenses associated with any filings with or notifications to any Governmental Authority, (v) the fees, costs and expenses (including legal expenses) associated with the preparation and filing of the Form F-4 and (vi) the fees, costs and expenses associated with the SEDA Shareholder Approval.

“SEDA Unit” means the units issued by SEDA, each consisting of one share of SEDA Class A Shares and one-half of one SEDA Public Warrant.

“SEDA Warrants” means, collectively, the SEDA Public Warrants and SEDA Private Warrants.

“Senior Aerospace Employee” means any Aerospace Business Employee with a base salary greater than or equal to $120,000.

“Senior JV GmbH Employee” means any employee of the JV GmbH or its Subsidiaries with a base salary greater than or equal to $325,000.

“Shareholder Transaction Expenses” means, collectively, the KME Transaction Expenses and the Paragon Transaction Expenses.

“Shareholders” has the meaning specified in the preamble.

“Short Sales” means, without limitation, all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

“Shortfall” means (x) $35,000,000 or (y) if the Available Cash exceeds $140,000,000, the Shortfall shall be reduced by an amount equal to such excess, and, in any event, if the Shortfall is a negative number, the Shortfall shall be deemed to be $0.

“Software” means any and all computer programs, including any and all software or firmware implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form and all databases associated therewith.

“Sponsor” means SDCL EDGE Sponsor LLC, a Cayman Islands limited liability company.

“Sponsor Extension Funding Promissory Note” means the funding undertaking and promissory note dated November 2, 2023, entered into by and between SEDA (as maker) and Sponsor (as payee).

“Sponsor Working Capital Promissory Note” means the promissory note dated September 8, 2023, entered into by and between SEDA (as maker) and Sponsor (as payee).

“Sponsor Recapitalization” has the meaning specified in the recitals.

“Sponsor Support Agreement” has the meaning specified in the recitals.

“Subscription Agreements” means any subscription agreements between PubCo, SEDA and PIPE Investors, pursuant to which any such PIPE Investors will have committed to purchase a number of PubCo Shares at Closing.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member. The term “Subsidiary”, with respect to JV GmbH, will also be deemed to include Special Steels & Alloys S.E. Asia Ltd and exclude the Carve-Out JVs.

“Surviving Provisions” has the meaning specified in Section 13.03.

“Takeover Code” means the U.K. City Code on Takeover and Mergers administered by the Takeover Panel.

“Target Cure Period” has the meaning specified in Section 13.01(b).

“Target Specified Representations” has the meaning specified in Section 12.02(a)(i).

“Tax” means any U.S. and non-U.S. federal, national, state, provincial, territorial, local, and other net income tax, alternative or add-on minimum tax, capital gains tax, minimum alternate tax, withholdings and deductions in respect of tax, buy back tax, tax on dividend, tax on premium, tax on interest, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax, social security or national insurance contributions, apprenticeship levy, FICA or FUTA), inheritance tax, ad valorem, transfer, franchise, license, excise, severance, stamp, stamp duty reserve tax, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, customs duties, and sales or use tax, or other tax of any kind arising in any part of the world, together with any surcharge, excess, interest, penalty, fine, fee, addition to tax or additional amount imposed with respect thereto by a Governmental Authority, including, but not limited to, any tax and tax-related ancillary obligations within the meaning of Section 3(1) through (4) of the German Fiscal Code (Abgabenordnung — AO), and in each case irrespective of whether (A) owed as primary liability or as a secondary liability or (B) assessed, to be withheld or payable based on a contractual arrangement (e.g., under a tax sharing agreement, a contractual guarantee or an indemnity).

“Tax Return” means any return, report, statement, refund, claim, declaration, self-assessment, information return, statement, estimate or other document filed or required to be filed with respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Taxation Authority” means any taxing or other authority (in any jurisdiction) competent to impose any Tax liability or assess or collect any Tax.

“Terminating SEDA Breach” has the meaning specified in Section 13.01(c).

“Terminating Target Breach” has the meaning specified in Section 13.01(b).

“Termination Date” has the meaning specified in Section 13.02.

“Transaction Expenses” means, collectively, the JV GmbH Transaction Expenses, SEDA Transaction Expenses and the Shareholder Transaction Expenses.

“Transactions” means the transactions contemplated by this Agreement, including the Sponsor Recapitalization, Merger and the Exchange.

“Transfer Taxes” has the meaning specified in Section 11.05(a).

“Trust Account” has the meaning specified in Section 7.06(a).

“Trust Agreement” has the meaning specified in Section 7.06(a).

“Trust Account Distribution” has the meaning specified in Section 2.02.

“Trustee” has the meaning specified in Section 7.06(a).

“U.K.” means the United Kingdom of Great Britain and Northern Ireland.

“U.S. Dollar” or “$” means the lawful currency of the United States of America.

“U.S. Sales Agency Agreement” means the agency agreement relating to the Aerospace Business to be entered into at Closing between Cunova (as principal) and KME America (as agent) substantially in the form of Exhibit H attached hereto.

“VAT” means, in the U.K., value added tax chargeable pursuant to the Value Added Tax Act 1994, and in relation to any jurisdiction within the European Union, value added tax provided for in Directive 2006/112/EC and charged under the provisions of any national legislation implementing that directive or Directive 77/388/EEC together with legislation supplemental thereto, and, in relation to any other jurisdiction, the equivalent Tax (if any) in that jurisdiction.

“Warrant Agreement” means that certain Warrant Agreement, dated as of October 28, 2021, between SEDA and the Trustee.

“Working Capital Promissory Notes” means, collectively, the Sponsor Working Capital Promissory Note, the Capricorn Working Capital Promissory Note and the Seaside Working Capital Promissory Note.

“Written Objection” has the meaning specified in Section 2.01(f).

1.02 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section,” “Schedule,” “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d) The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party hereto.

(e) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under IFRS.

(g) Any currency amounts that are not referenced herein in U.S. Dollars shall be converted at the Exchange Rate at the relevant date.

(h) The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than two (2) days prior to the date hereof to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by JV GmbH in connection with this Agreement or (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form.

(i) Notwithstanding any other provision of this Agreement or any other document entered into in connection with this Agreement, where any obligation, representation, warranty, undertaking, covenant or indemnity in this Agreement or any such other document is expressed to be made, undertaken or given by more than one Shareholder, each such Shareholder shall be severally (and neither jointly nor jointly and severally) responsible in respect of it, and no Shareholder shall have any liability whatsoever to the extent such liability relates to any acts or omissions of another Shareholder.

(j) For the avoidance of doubt, each of the obligations, covenants, representations, warranties, undertakings and indemnities of the parties hereto shall only be deemed to be an obligation, covenant, representation, warranty, undertaking or indemnity, as the case may be, of that party.

(k) References to “costs” and/or “expenses” incurred by a person shall not include any amount in respect of VAT comprised in such costs or expenses which either that person or, if relevant, any other member of the group to which that person belongs for VAT purposes, is entitled to recover (whether by credit, repayment or otherwise).

1.03 Knowledge. As used herein, the phrase “to the knowledge” of any Person shall mean the actual knowledge, after reasonable inquiry of direct reports, of:

(a) in the case of JV GmbH, the individuals listed on Schedule 1.03(a) of the JV GmbH Disclosure Schedule;

(b) in the case of KME, the individuals listed on Schedule 1.03(b) of the KME Disclosure Schedule;

(c) in the case of Paragon, the individuals listed on Schedule 1.03(c) of the Paragon Disclosure Schedule;

(d) in the case of SEDA, the individuals listed on Schedule 1.03(d) of the SEDA Disclosure Schedule; and

(e) in the case of any other party hereto:

(i) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry; or

(ii) if a natural person, the actual knowledge of such Person after reasonable inquiry.

1.04 Equitable Adjustments. If, between the date of this Agreement and the Merger Date, with respect to SEDA and PubCo, and the Exchange Date, with respect to JV GmbH, the outstanding PubCo Shares, SEDA Shares or JV GmbH Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including U.S. Dollar value) or amount contained herein that is based upon the number of PubCo Shares, SEDA Shares or JV GmbH Shares as of the date of this Agreement will be appropriately adjusted to provide to the JV GmbH Shareholders, PubCo Shareholders and the SEDA Shareholders the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.04 shall not be construed to permit SEDA, PubCo or JV GmbH to take any action with respect to their respective securities that is prohibited by, or requires consent pursuant to, the terms and conditions of this Agreement.

ARTICLE II

THE MERGER; EXCHANGE

2.01 Merger. On the Merger Date, in accordance with the applicable provisions of the Cayman Companies Act and the Delaware Limited Liability Company Act, PubCo, SEDA and Merger Sub shall take those steps in accordance with this Section 2.01, pursuant to which, at the Merger Effective Time, SEDA shall be merged with and into Merger Sub with Merger Sub being the surviving entity, following which the separate corporate existence of SEDA shall cease and Merger Sub shall continue as the surviving company (provided that references in this Agreement to SEDA for periods after the Merger Effective Time shall include Merger Sub).

(a) Merger Effective Time. On the Merger Date, PubCo, SEDA and Merger Sub shall cause the executed Plan of Merger and other required Merger Filing Documents to be filed with the Secretary of State of the State of Delaware and the Cayman Islands Registry of Companies. The parties agree that the effective time of the Merger shall be at 10:00 a.m. Delaware time on the Business Day immediately prior to the Closing Date (“Merger Effective Time”).

(b) Effect of the Merger. At the Merger Effective Time, the Merger shall have the effects set forth in this Agreement, the Plan of Merger and the applicable provisions of the Cayman Companies Act and Delaware Limited Liability Company Act. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of SEDA and Merger Sub shall vest in and become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub as the surviving company (including all rights and obligations with respect to the Trust Account), which shall include the assumption by Merger Sub of any and all agreements, covenants, duties and obligations of SEDA set forth in this Agreement to be performed after the Merger Effective Time, and Merger Sub shall thereafter exist as a wholly owned Subsidiary of PubCo.

(c) Organizational Documents of Merger Sub. At the Merger Effective Time, Merger Sub’s Organizational Documents, as in effect immediately prior to the Merger Effective Time, shall be amended and restated in their entirety in the form of the amended and restated limited liability company agreement of Merger Sub agreed by the Parties prior to Closing pursuant to Section 11.12 (the “A&R LLCA of Merger Sub”), and shall be the limited liability company agreement of Merger Sub, until thereafter amended in accordance with the terms thereof and the Delaware Limited Liability Company Act.

(d) Managers and Officers of Merger Sub. At the Merger Effective Time, the managers and executive officers of Merger Sub shall resign, and the board of managers of Merger Sub and the executive officers of Merger Sub shall be as determined between SEDA and KME in writing not less than five (5) Business Days prior to the Closing Date, each to hold office in accordance with the A&R LLCA of Merger Sub and other appropriate governance protocols, until they are removed in accordance with the A&R LLCA of Merger Sub or until their respective successors are duly elected or appointed and qualified.

(e) Effect of the Merger on Issued Securities of SEDA and Merger Sub. At the Merger Effective Time, by virtue of and as part of the agreed consideration for the Merger and without any action on the part of any party hereto or the holders of securities of SEDA or Merger Sub:

(i) SEDA Units. Each SEDA Unit outstanding immediately prior to the Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one SEDA Class A Share and one-half of a SEDA Warrant in accordance with the terms of the applicable SEDA Unit, which underlying SEDA Securities shall be adjusted in accordance with the applicable terms of this Section 2.01(e).

(ii) SEDA Shares. Immediately following the separation of each SEDA Unit in accordance with Section 2.01(e)(i), each SEDA Class B Share issued and outstanding immediately prior to the Merger Effective Time shall be converted into 0.893 SEDA Class A Shares, unless otherwise agreed in writing. Following such conversion, each issued and outstanding SEDA Class A Share immediately prior to the Merger Effective Time shall be automatically cancelled, shall no longer be outstanding and shall cease to exist. The holder of each such SEDA Class A Share (except any holder of Dissenting SEDA Shares) shall have the right to receive as of the Merger Effective Time the number of fully paid PubCo Shares (having the terms set forth in the New PubCo Articles) equal to the Exchange Ratio for each SEDA Class A Share so cancelled. PubCo shall allot and issue such PubCo Shares in consideration of such cancellation of the SEDA Class A Shares and the issuance of the number of Merger Sub Units agreed to by the Shareholders and SEDA prior to the Closing Date by Merger Sub to PubCo (immediately following such issuance of PubCo Shares, Merger Sub shall issue such Merger Sub Units to PubCo).

(iii) Adjustment of SEDA Public Warrants and SEDA Private Warrants. Each SEDA Warrant shall remain outstanding but shall be automatically adjusted by way of an amendment and restatement of the Warrant Agreement entered into immediately prior to the Merger Effective Time to become, at the Merger Effective Time, a warrant to purchase one (1) whole PubCo Share (each, a “SEDA Adjusted Warrant”). Each such SEDA Adjusted Warrant will continue to have, and be subject to, the same terms and conditions set forth in the Warrant Agreement immediately prior to the Merger Effective Time (including any repurchase rights and cashless exercise provisions), except that each SEDA Adjusted Warrant will be exercisable (or will become exercisable in accordance with its terms) for one (1) PubCo Share.

(iv) Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of PubCo Shares shall be issued as consideration for the Merger, and each Person who would otherwise be entitled to a fraction of a share of PubCo Shares (after aggregating all fractional shares of PubCo Shares that otherwise would be received by such Person in connection with the Closing) shall instead have the number of shares of PubCo Shares issued to such Person rounded down to the nearest whole shares of PubCo Shares.

(f) Notice to SEDA Shareholders Delivering Written Objection. If any SEDA Shareholder delivers to SEDA, before the SEDA Shareholder Approval is obtained at the SEDA Meeting, a written objection to the Merger (each, a “Written Objection”) in accordance with Section 238(2) and 238(3) of the Cayman Companies Act, SEDA

shall, following the SEDA Shareholder Approval, in accordance with Section 238(4) of the Cayman Companies Act, promptly deliver written notice of the authorization of the Merger to each such SEDA Shareholder who has made a Written Objection.

(g) SEDA Shareholder Dissent Rights.

(i) Subject to Section 2.01(e) but notwithstanding any other provision of this Agreement to the contrary and to the extent available under the Cayman Companies Act, SEDA Shares that are issued and outstanding immediately prior to the Merger Effective Time and that are held by any SEDA Shareholder who has validly exercised such Shareholder’s dissenters’ rights for such SEDA Shares in accordance with Section 238 of the Cayman Companies Act and otherwise complied with all of the provisions of the Cayman Companies Act relevant to the exercise and perfection of dissenters’ rights (all such shares collectively, the “Dissenting SEDA Shares”, and all the holders of such Dissenting SEDA Shares collectively, the “Dissenting SEDA Shareholders”) shall not be converted into, and no Dissenting SEDA Shareholder shall be entitled to receive, the applicable consideration unless and until such Dissenting SEDA Shareholder fails to perfect or withdraws or otherwise loses his, her or its right to dissenters’ rights under the Cayman Companies Act. The SEDA Shares held by any SEDA Shareholder who fails to perfect or who effectively withdraws or otherwise loses his, her or its dissenters’ rights pursuant to the Cayman Companies Act shall cease to be Dissenting SEDA Shares and shall thereupon automatically be cancelled and cease to exist in exchange for the right to receive the applicable consideration pursuant to Section 2.01(e), without any interest thereon.

(ii) Prior to the Closing Date, SEDA shall give KME (A) prompt written notice of any demands for dissenters’ rights received by SEDA from SEDA Shareholders (including any notices received by SEDA pursuant to Section 238(2) or Section 238 (5) of the Cayman Companies Act) and any withdrawals of such demands, and (B) the opportunity to consult with SEDA in connection with all negotiations and proceedings with respect to any such notice or demand for dissenters’ rights under the Cayman Companies Act. SEDA shall not, except with the prior written consent of KME, make any offers or payment or otherwise agree or commit to any payment or other consideration with respect to any exercise by a SEDA Shareholder of its rights to dissent from the Merger or any demands for appraisal or offer or agree or commit to settle or settle any such demands or approve any withdrawal of any such dissenter rights or demands.

(h) No Liability. Notwithstanding anything to the contrary in this Section 2.01, neither SEDA nor PubCo, or any other party hereto shall be liable to any Person for any amount properly paid to a Public Official pursuant to any applicable abandoned property, escheat or similar Law.

2.02 PubCo Redemption and Purchase. On the Exchange Date, immediately after the closing of the Financing, if any, (a) Merger Sub will distribute the available proceeds from the Trust Account to PubCo (the “Trust Account Distribution”), (b) immediately after the Trust Account Distribution, subject to applicable Law and PubCo having sufficient distributable reserves, PubCo will redeem the redeemable preference share in PubCo held by Creature Kingdom in exchange for the release of the undertaking to pay the subscription price of such redeemable preference share and (c) Creature Kingdom will sell, and PubCo will purchase, (subject to applicable law and PubCo having sufficient distributable reserves), the ordinary share in PubCo held by Creature Kingdom for £1.

2.03 Exchange of PP Holding Shares. Upon the terms and subject to the conditions set forth in this Agreement:

(a) on the Exchange Date, Paragon will transfer to PubCo, and PubCo shall acquire, free and clear of all Liens, all right, title and interest in and attaching to all of the issued and outstanding PP Holding Shares (“Paragon Exchanged Shares”) and the Paragon PP Holding SHL, as consideration and in exchange for:

(i) the payment by PubCo to Paragon of the amount in cash (the “Paragon Cash Consideration”) set out opposite to Paragon’s name in Schedule 2.03; provided that the Paragon Cash Consideration will increase and the amount of the Paragon Vendor Loan will decrease on a dollar-for-dollar basis to the extent that Available Cash plus any Additional Funding exceeds $175,000,000 at Closing; and

(ii) the entry by Paragon and PubCo into a vendor loan agreement in the form attached hereto as Exhibit G (the “Paragon Vendor Loan”); and

(b) Paragon agrees to undertake, or cause its respective Subsidiaries to undertake, all such further steps as are necessary to effect the transfer of ownership of the Paragon Exchanged Shares to PubCo by entering into a notarized share transfer agreement.

2.04 Transfer of Aerospace Business and Exchange of JV GmbH Shares

(a) On the Exchange Date, KME shall cause (i) KME Germany, KME Mansfeld and KME America to transfer to Cunova, and Cunova shall accept the transfer of, the Aerospace Business Assets in accordance with the Aerospace Business Transfer Agreement, as consideration and in exchange for the issuance of the APA Vendor Loan for the value determined as set out in Schedule 2.04(a), (ii) KME Germany, KME Mansfeld and KME America to transfer the benefit of the APA Vendor Loan to KME Special, (iii) KME Special to contribute the benefit of the APA Vendor Loan to PubCo, (iv) KME Special to contribute to PubCo all right, title and interest in and attaching to the JV GmbH Ordinary Shares owned by KME Special as set out in Schedule 2.04(a) free and clear of all Liens and the KME JV GmbH SHL, and (v) the Additional Funding (if and to the extent required pursuant to Section 9.08(a)) to be paid to PubCo, in each case, in exchange for:

(i) the allotment and issuance of such number and class of PubCo Shares (the “PubCo Exchanged Shares”) as set out opposite KME’s name in Schedule 2.04(a); and

(ii) Subject to Section 9.08(b), the payment by PubCo to KME of the amount in cash (the “KME Cash Consideration”) set out opposite to KME’s name in Schedule 2.04(a);

(b) KME agrees to undertake, or cause its respective Subsidiaries to undertake, all such further steps as are necessary to effect the transfer of ownership of (i) all the JV GmbH Shares owned by KME Special (the “KME Exchanged Shares”) to PubCo by entering into a notarized share transfer agreement and (ii) the Aerospace Business Assets to Cunova by entering into the Aerospace Business Transfer Agreement.

(c) Cunova shall partially satisfy its obligations under the APA Vendor Loan by assuming PubCo’s liability under the Paragon Vendor Loan.

2.05 PubCo Share Capital Increase. PubCo and, for so long as it or one of its affiliates holds any PubCo Shares, Creature Kingdom shall undertake all corporate steps required to increase PubCo’s share capital to reflect, and to otherwise authorize and implement, the issue and allotment of PubCo Exchanged Shares and the share allotments and issuances contemplated under Section 2.01(e) and Section 2.04(a) (the “PubCo Share Capital Increase”). PubCo shall (i) on the Merger Date, issue and allot to the holders of securities of SEDA such shares as are required and in accordance with Section 2.01(e) and (ii) on the Exchange Date, issue and allot to KME such shares as set out in and in accordance with Sections 2.04(a) and shall submit all filings as required under CA 2006 to the Registrar in respect of the issue and allotment of shares pursuant to this Section 2.05.

2.06 Redemption of the Cunova Preference Share and Transfer of KME AssetCo Preference Share.

(a) On the Exchange Date, Cunova will redeem the Cunova Preference Share by way of a shareholders’ resolution in accordance with Section 2.10(a).

(b) As compensation for the redemption of the Cunova Preference Share, Cunova will transfer to KME Special the KME AssetCo Preference Share, and KME will cause KME Special to accept such transfer.

2.07 Exchange Procedures.

(a) Appointment of Exchange Agent. Prior to the Merger Effective Time, SEDA and PubCo shall appoint a Person authorized to act as exchange agent and registrar in connection with the Transactions, which Person shall be selected by KME, PubCo and SEDA (the “Exchange Agent”) and shall act on behalf of the holders of SEDA Securities and KME, and enter into an exchange agent agreement with the Exchange Agent reasonably acceptable to SEDA, PubCo and KME for the purpose of (A) detaching the SEDA Units and (B) exchanging PubCo Exchanged Shares. PubCo agrees, subject to applicable Law, to issue PubCo Shares as and to the extent required by this Agreement and any ancillary documents thereto to KME and the holders of SEDA Shares. The Exchange Agent shall effect the exchange of (x) the SEDA Shares for a number of PubCo Shares, each in accordance with the terms of this Agreement and the Plan of Merger and (y) KME Exchanged Shares for a number of PubCo Exchanged Shares, each in accordance with the terms of this Agreement (including Schedule 2.04) (and, to the extent applicable, in each of (x) and (y), customary transfer agent procedures, applicable Law, relevant Organizational Documents and the rules and regulations of DTC).

(b) Issuance to DTC. Notwithstanding any other provision of this Agreement, any obligation on PubCo under this Agreement to issue PubCo Shares to (x) the SEDA Shareholders (excluding, for the avoidance of doubt, any Dissenting SEDA Shareholders) or (y) KME, shall be satisfied by PubCo issuing PubCo Shares to DTC (or its nominee) or to such other clearing service or issuer of depositary receipts (or their nominees, in either case) as may be necessary or expedient, and each SEDA Shareholder and KME shall hold such shares of PubCo Shares, as applicable, in book-entry form or through a holding of depositary receipts and DTC or its nominee or the relevant clearing service or issuer of depositary receipts (or their nominees, as the case may be), will be the holder of record of such PubCo Shares.

(c) Surrenders of SEDA Share Certificates.

(i) As soon as reasonably practicable after the Merger Effective Time, the Exchange Agent shall mail or otherwise deliver to each holder of record of SEDA Shares who has the right to receive PubCo Shares hereunder (excluding, for the avoidance of doubt, any Dissenting SEDA Shareholders): (i) a letter of transmittal in customary form to be approved by PubCo and SEDA (such approval not to be unreasonably withheld, conditioned, or delayed) prior to the Closing (the “Letter of Transmittal”), which shall specify that, in respect of any certificates representing SEDA Shares (if any), risk of loss and title shall pass only upon receipt thereof (or of an affidavit of loss in lieu thereof) by the Exchange Agent or, in the case of uncertificated SEDA Shares, upon adherence to the procedures set forth in the Letter of Transmittal, and shall be in such form and have such other customary provisions as PubCo and SEDA may reasonably specify and (ii) instructions for use in effecting the surrender of the certificates (if any) held by any holder of SEDA Shares. In the event a holder of SEDA Shares does not deliver to the Exchange Agent a duly executed and completed Letter of Transmittal or does not deliver the certificate(s) (or an affidavit of loss in lieu thereof), where applicable, such Person shall not be entitled to receive PubCo Shares unless and until such Person delivers a duly executed and completed Letter of Transmittal and certificate(s) (or an affidavit loss in lieu thereof), as applicable, to the Exchange Agent. Each certificate or uncertificated SEDA Share shall at any time after the Merger Effective Time represent only the right to receive, upon compliance with these requirements, the consideration provided in Section 2.01(e). The delivery of a duly completed and validly executed Letter of Transmittal is a condition to each holder of SEDA Shares receiving any share of PubCo Shares.

(ii) Upon receipt of a Letter of Transmittal (accompanied with all certificates representing SEDA Shares of the holder of such SEDA Shares, to the extent such SEDA Shares are certificated (or an affidavit of loss in lieu thereof)) duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by PubCo, the holder of such SEDA Shares shall be entitled to receive in exchange therefor the PubCo Shares into which such SEDA Shares have been converted pursuant to Section 2.01(e) in book-entry form. Until surrendered as contemplated by this Section 2.07(c)(ii), each SEDA Share (other than a Dissenting SEDA Share) shall be deemed at any time from and after the Merger Effective Time to represent only the right to receive upon such surrender PubCo Shares which the holders of SEDA Shares were entitled to receive in respect of such shares pursuant to this Agreement.

(iii) All PubCo Shares delivered upon the exchange of SEDA Shares in accordance with the terms of this Article II shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to such SEDA Shares and there shall be no further registration of transfers on the register of members of SEDA of the SEDA Shares that were issued and outstanding immediately prior to the Merger Effective Time. From and after the Merger Effective Time, holders of SEDA Shares shall cease to have any rights as shareholders of SEDA, except as provided in this Agreement or by applicable Law.

(d) Lost, Stolen or Destroyed Certificates. In the event any certificates shall have been lost, stolen or destroyed, PubCo, SEDA or Merger Sub (as applicable) shall issue in exchange for such lost, stolen or destroyed certificates or securities, as the case may be, upon the making of an affidavit of that fact by the holder thereof, such securities, as may be required; provided, however, that PubCo, SEDA or Merger Sub (as applicable) may, in their discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to agree to indemnify PubCo and SEDA, or deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against SEDA or PubCo with respect to the certificates alleged to have been lost, stolen or destroyed.

(e) Fractional PubCo Shares. Notwithstanding anything to the contrary contained herein, no fraction of a PubCo Share will be issued by PubCo by virtue of this Agreement or the Transactions, and each Person who would otherwise be entitled to a fraction of a PubCo Share (after aggregating all fractional PubCo Shares that would otherwise be received by such Person) shall instead have the number of PubCo Shares issued to such Person rounded down in the aggregate to the nearest whole PubCo Share.

2.08 Meeting of the JV GmbH Shareholders. At or prior to the Exchange Date, JV GmbH shall, and the Shareholders shall procure that JV GmbH shall, convene a meeting of the JV GmbH Shareholders, at which meeting the JV GmbH Shareholders shall:

(a) approve the transfer of the JV GmbH Shares from KME Special to PubCo;

(b) acknowledge the letters of resignation received from the individuals as determined in accordance with Section 9.11;

(c) appoint the individuals to be determined (after consultation with SEDA) by KME as directors of JV GmbH with effect from the Exchange Date;

(d) approve any amendment to the governing documents of JV GmbH agreed between SEDA and KME not less than five (5) Business Days prior to the Exchange Date; and

(e) approve the consummation of the Transactions.

2.09 Meeting of the PP Holding Shareholders. At or prior to the Exchange Date, PP Holding shall, and Paragon shall procure that PP Holding shall, convene a meeting of the PP Holding Shareholders, at which meeting PP Holding Shareholders shall:

(a) approve the transfer of the PP Holding Shares from Paragon to PubCo;

(b) acknowledge the letters of resignation received from the individuals as determined in accordance with Section 9.11;

(c) appoint the individuals to be determined (after consultation with SEDA) by KME as the directors of PP Holding with effect from the Exchange Date;

(d) approve any amendment to the governing documents of PP Holding agreed between SEDA and KME not less than five (5) Business Days prior to the Exchange Date; and

(e) approve the consummation of the Transactions.

2.10 Meeting of the Cunova Shareholders. At or prior to the Exchange Date, Cunova shall, and the Shareholders shall procure that Cunova shall, convene a meeting of the Cunova Shareholders, at which meeting the Cunova Shareholders shall:

(a) resolve on the redemption of the Cunova Preference Share and that as compensation for the redemption of the Cunova Preference Share Cunova will transfer to KME Special the KME AssetCo Preference Share in accordance with Section 2.06;

(b) acknowledge the letters of resignation received from the individuals as determined in accordance with Section 9.11;

(c) appoint the individuals to be determined (after consultation with SEDA) by KME as the directors of Cunova with effect from the Exchange Date; and

(d) approve the amendment of the articles of association and/or other governing documents of Cunova.

2.11 Meeting of the KME AssetCo Shareholders. KME AssetCo Shareholders shall convene a shareholders’ meeting of KME AssetCo, at which meeting the KME AssetCo Shareholders shall approve the transfer of the KME AssetCo Preference Share from Cunova to KME Special.

2.12 Termination of Certain Agreements. JV GmbH and the Shareholders hereby agree with respect to JV GmbH, and Paragon hereby agrees with respect to PP Holding that, effective at the Closing, (a) any shareholders, voting or similar agreement among JV GmbH and any of the Shareholders or their Affiliates, or between PP Holding and Paragon or its Affiliates, with respect to JV GmbH Shares or PP Holding Shares, respectively (including, for the avoidance of doubt, the JV GmbH Shareholders Agreement but other than the agreements entered into or to be entered into on or about the Closing in connection with the Transactions, including any amendments to the Organizational Documents of JV GmbH, PP Holding and PubCo contemplated hereunder), and (b) any registration rights agreement or similar agreements between JV GmbH and the Shareholders or their Affiliates, or between PP Holding and Paragon or its Affiliates (excluding the agreements entered into or to be entered into at the Closing in connection with the Transactions), in each case of clauses (a) and (b), shall (x) (to the extent possible in accordance with applicable Law) automatically, and without any further action by any of the parties, terminate in full and become null and void and of no further force and effect and (y) procure such termination in respect of any such agreement which is not automatically terminated in accordance with the terms of this Section 2.12, but without prejudice to any rights and obligations that have accrued prior to such termination, which shall continue to exist in accordance with their respective terms, in each case other than such agreements as are contemplated to be entered into by such parties under this Agreement. JV GmbH and the Shareholders hereby waive any rights or obligations of the parties under JV GmbH Organizational Documents, and PP Holding and Paragon hereby waive any rights or obligations of the parties under the PP Holding Organizational Documents, or any agreement described in clause (a) above with respect to the Transactions, and any failure of the parties to comply with the terms thereof in connection with the Transactions.

2.13 Withholding Rights. PubCo, SEDA, Merger Sub, the Exchange Agent, and their respective Affiliates or other Persons making payments on their behalf shall be entitled to deduct and withhold from any amount payable in cash or otherwise (and any other amounts treated as consideration for applicable Tax Law) to any Person pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under any Tax Law with respect to the making of such payment. To the extent that such amounts are so withheld or deducted, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom or to which such amounts would otherwise have been paid. To the extent amounts are withheld or deducted by any party, the same shall be duly and timely paid to the relevant Taxation Authority and evidence thereof provided upon written request (and without undue delay) to any party to this Agreement who has as a result received a reduced amount of cash or other transfer of value. The affected Persons shall reasonably cooperate with each other in order to obtain any potential applicable Tax refunds with regard to the withheld amounts.

ARTICLE III

CLOSING

3.01 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article XII, the consummation of the Transactions shall take place virtually on (i) with respect to the Merger, the tenth (10th) Business Day after all the conditions to this Agreement have been satisfied or waived (other than the conditions that by their terms are to be satisfied at the Merger Effective Time or the Closing, but subject to the satisfaction or waiver of such conditions) (the “Merger Date”) and (ii) with respect to the Exchange, the Business Day falling immediately after the Merger Date (the “Exchange Date”), in each case, or at such other date, time or place as SEDA and each of the Shareholders may agree in writing (the completion of the Merger and the Exchange, the “Closing”). The parties hereto agree that the Closing shall take two (2) Business Days (the “Closing Date”). Except for documents that need to be notarized, closing signatures may be transmitted by emailed PDF files or by facsimile.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF JV GMBH

Except as set forth in the JV GmbH Disclosure Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to, qualification of or disclosure for the purposes of such representation, warranty or covenant is reasonably apparent on the face of the disclosure in such Schedule), JV GmbH represents and warrants to SEDA and PubCo, as of the date hereof and as of Closing (other than in the case of (i) representations and warranties in respect of any Carve-Out JV on and from such time as such entity has been sold prior to the Closing in accordance with Schedule 9.24 of the JV GmbH Disclosure Schedules, and (ii) representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct as of such specified time), as follows:

4.01 Corporate Organization of JV GmbH.

(a) JV GmbH is duly incorporated and validly existing under the Laws of Germany and has all requisite corporate power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted in all material respects. The copies of JV GmbH’s articles of association and an excerpt from the commercial register dated January 19, 2024 previously made available by JV GmbH to SEDA and its Representatives are true, correct and complete and are in effect as of the date of this Agreement. JV GmbH is not in violation of any provision of its Organizational Documents in any material respect.

(b) JV GmbH is duly licensed or qualified in the jurisdiction in which it is incorporated or registered and in each jurisdiction in which the ownership of its assets or property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.02 Subsidiaries.

(a) The Subsidiaries of JV GmbH and the Carve-Out JVs as of the date hereof are set forth on Schedule 4.02(a) of the JV GmbH Disclosure Schedules, including, as of such date, their jurisdiction of organization, a description of the capitalization of each such Subsidiary and Carve-Out JV and the names of the holders of all equity securities in each such Subsidiary and Carve-Out JV. Each Subsidiary of JV GmbH and each Carve-Out JV has been duly formed and organized and is validly existing under the Laws of its jurisdiction of incorporation or organization. Each Subsidiary of JV GmbH and, to the knowledge of JV GmbH, each Carve-Out JV has all requisite corporate power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. Each Subsidiary of JV GmbH and, to the knowledge of JV GmbH, each Carve-Out JV is duly licensed or qualified in each jurisdiction in which it is incorporated or registered and in each jurisdiction in which the ownership of its assets or property or the character of its activities is such as to require such Subsidiary or Carve-Out JV to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The copies of each of the Subsidiaries’ and, to the knowledge of JV GmbH, the Carve-Out JVs’ Organizational Documents previously made available by JV GmbH to SEDA and its respective Representatives are true, correct and complete and are in effect as of the date of this Agreement.

(b) Except for JV GmbH’s, any of its Subsidiaries’ or any of the Carve-Out JVs’ ownership interest in such Subsidiaries or Carve-Out JVs, neither JV GmbH, any of its Subsidiaries or any Carve-Out JV owns any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

4.03 Due Authorization; Board Approval; Vote Required.

(a) JV GmbH, as at the date hereof, has all requisite corporate power and authority to execute and deliver this Agreement and each ancillary agreement to this Agreement and, as at the Closing Date, will have (subject to the approvals described in Section 4.05) all requisite corporate power and authority to execute, deliver and perform this Agreement and each ancillary agreement to this Agreement to which it is a party and to consummate the Transactions, subject to the receipt of consent from the holders of JV GmbH Shares set out in Schedule 4.03 of the JV GmbH Disclosure Schedules (the “JV GmbH Shareholder Approval”). The performance of this Agreement and such ancillary agreements and the consummation of the Transactions will, as at the Closing Date, have been duly and validly authorized and approved by the JV GmbH Board, and with the exception of the JV GmbH Shareholder Approval, no other corporate proceeding on the part of JV GmbH is necessary to authorize this Agreement or such ancillary agreements or JV GmbH’s performance hereunder or thereunder. This Agreement has been, and each such ancillary agreement will be, duly and validly executed and delivered by JV GmbH and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of JV GmbH, enforceable against JV GmbH in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Enforceability Exceptions”).

(b) The JV GmbH Shareholders, at a meeting duly called and held on or prior to the date of this Agreement, duly adopted resolutions by which the JV GmbH Shareholders: (i) approved this Agreement and the Transactions; and (ii) authorized and approved the execution, delivery and performance of this Agreement and the Transactions on the terms and subject to the conditions set forth herein.

4.04 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.05 or on Schedule 4.05 of the JV GmbH Disclosure Schedules, the execution, delivery and performance of JV GmbH’s obligations under this Agreement and each ancillary agreement to this Agreement to which JV GmbH is a party, and the consummation by JV GmbH of the Transactions, do not and will not (a) conflict with or violate any provision of, or result in the breach of, the Organizational Documents of JV GmbH or any of its Subsidiaries, (b) conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to JV GmbH or any of its Subsidiaries, or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any material benefit under, constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, or accelerate the performance required by, or result in the acceleration or trigger of any payment or compensation, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract set forth on Schedule 4.13(a) of the JV GmbH Disclosure Schedules, or any Contract that should have been set forth on Schedule 4.13(a) of the JV GmbH Disclosure Schedules pursuant to Section 4.13(a), to which JV GmbH or any of its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound or affected or (d) result in the creation of any Lien upon any of the properties, equity or debt interests or assets of JV GmbH or any of its Subsidiaries, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, have a Material Adverse Effect or materially adversely affect the ability of JV GmbH or its Subsidiaries to perform or comply with on a timely basis any material obligation under this Agreement or any ancillary agreement hereto to which JV GmbH is a party or to consummate the Transactions.

4.05 Governmental Authorities; Consents. Assuming the truth and accuracy of the representations of SEDA, PubCo and Merger Sub contained in this Agreement, no Consent of or with any Governmental Authority or any other notice, approval, consent, waiver or authorization from any Governmental Authority is required on the part of JV GmbH or any of its Subsidiaries with respect to JV GmbH’s execution, delivery or performance of this Agreement and any ancillary agreements thereto or the consummation of the Transactions, except for (a) such Consents as are expressly contemplated by this Agreement, (b) any Consents the absence of which would not, individually or in the aggregate, (i) have a Material Adverse Effect, or (ii) adversely affect the ability of JV GmbH to perform or comply with on a timely basis any material obligation under this Agreement or any ancillary agreement hereto to which JV GmbH is a party or to consummate the Transactions, (c) any filings required with the NYSE or the SEC with respect to the Transactions, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” Securities Laws, and the rules and regulations thereunder and (e) as otherwise disclosed on Schedule 4.05 of the JV GmbH Disclosure Schedules.

4.06 Capitalization.

(a) As of the date hereof, the registered share capital of JV GmbH amounts to EUR 45,455 and is divided into 45,454 ordinary shares with consecutive numbers 1 to 45,454 and 1 preference share with the number 45,455. Set forth on Schedule 4.06(a) of the JV GmbH Disclosure Schedules is a true, correct and complete list of each holder of shares of JV GmbH Shares or other equity interests of JV GmbH and the number of shares or other equity interests held by each such holder as of the date hereof. As of the date hereof, there are no other shares of common stock, preferred stock or other equity interests of JV GmbH authorized, reserved, issued or outstanding. All such equity securities issued by JV GmbH have been validly issued and allotted by JV GmbH and have been fully paid up with due authorization and in compliance with applicable Law and JV GmbH’s Organizational Documents in all material respects and have not been repaid in whole or in part.

(b) Except as set forth on Schedule 4.06(b) of the JV GmbH Disclosure Schedules, there are (i) no subscriptions, calls, options, warrants, rights (including preemptive rights or rights of first refusal or first offer) or other securities convertible into or exchangeable or exercisable for shares of JV GmbH Shares or other equity interests of JV GmbH, or any other Contracts to which JV GmbH is a party or by which JV GmbH is bound obligating JV GmbH to issue or sell any shares of capital stock of, other equity interests in (whether or not outstanding) or debt securities of, JV GmbH and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in JV GmbH. There are no outstanding contractual obligations of JV GmbH to repurchase, redeem or otherwise acquire any securities or equity interests of JV GmbH.

(c) There are no outstanding bonds, debentures, notes or other Indebtedness of JV GmbH having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which JV GmbH Shareholders may vote.

(d) JV GmbH is not party to any shareholder agreements, voting agreement or registration rights agreement with respect to JV GmbH’s equity interests other than the JV GmbH Shareholders Agreement. There are no outstanding contractual obligations of JV GmbH to repurchase, redeem or otherwise acquire any of its equity interests or securities.

(e) The outstanding shares of capital stock or other equity interests of the Subsidiaries (i) have been duly authorized and validly issued and are fully paid in, have not been repaid in whole or in part and are nonassessable, (ii) were issued in compliance in all material respects with applicable Law and (iii) were not issued in breach or violation of any preemptive rights or Contract. As of the date hereof, there are (A) no subscriptions, calls, rights or other securities convertible into or exchangeable or exercisable for the equity interests of any Subsidiary (including any convertible preferred equity certificates), or any other Contracts to which any Subsidiary is a party or by which any Subsidiary is bound obligating such Subsidiary to issue or sell any shares of capital stock of, other equity interests in or debt securities of, such Subsidiary, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in any Subsidiary. As of the date hereof, there are no outstanding contractual obligations of any Subsidiary to repurchase, redeem or otherwise acquire any securities or equity interests of any Subsidiary. There are no outstanding bonds, debentures, notes or other Indebtedness of any Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which such Subsidiary’s stockholders may vote. None of the Subsidiaries is party to any stockholders agreement, voting agreement or registration rights agreement relating to the equity interests of any such Subsidiaries.

(f) Except as set forth on Schedule 4.06(f) of the JV GmbH Disclosure Schedules, JV GmbH is the direct or indirect owner of, and has good and marketable direct or indirect title to, all the issued and outstanding shares of capital stock or equity interests of its Subsidiaries and the Carve-Out JVs, free and clear of all Liens, other than Permitted Liens. There are no options or warrants convertible into or exchangeable or exercisable for the equity interests of any Subsidiary or, to the knowledge of JV GmbH, any Carve-Out JV.

4.07 Financial Statements.

(a) Attached as Schedule 4.07(a) of the JV GmbH Disclosure Schedules are the audited consolidated balance sheets of JV GmbH and its Subsidiaries as of December 31, 2022, as of December 31, 2021, and as of December 31, 2020 (the “JV GmbH Latest Balance Sheet Date”) and the related consolidated audited income statements, changes in shareholder equity and statements of cash flows of JV GmbH and its Subsidiaries for the years then ended, together with the auditor’s reports thereon (collectively, the “JV GmbH Audited Financial Statements”). Subject to and in accordance with IFRS, the JV GmbH Audited Financial Statements present a true and fair view of the net assets (Vermögenslage), financial position (Finanzlage) and results of operation (Ertragslage) of the JV GmbH and its Subsidiaries for the balance sheet date and period, as applicable, referenced therein and accurately reflect, in all material respects at the relevant time, the books and records of JV GmbH and its Subsidiaries.

(b) Neither JV GmbH, any Subsidiary nor, to the knowledge of JV GmbH, any Carve-Out JV has been subject to or involved on a strict liability or actual basis in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of JV GmbH, any Subsidiary nor any Carve-Out JV. Neither JV GmbH, any Subsidiary, nor any of its officers, directors or employees or other Representatives has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of JV GmbH, any Subsidiary or Carve-Out JV or its internal accounting controls, including any written complaint, allegation, assertion or claim that JV GmbH, any Subsidiary or Carve-Out JV has engaged in questionable accounting or auditing practices in any material respects.

(c) As of the date hereof, JV GmbH, its Subsidiaries and the Carve-Out JVs do not have any material Indebtedness for borrowed money other than the Indebtedness set forth on Schedule 4.07 of the JV GmbH Disclosure Schedules and in such amounts (including principal and any accrued but unpaid interest as of the date hereof), as set forth on Schedule 4.07 of the JV GmbH Disclosure Schedules.

4.08 Undisclosed Liabilities. There is no liability, debt or obligation of or against JV GmbH or any of its Subsidiaries (including Indebtedness) of a type required to be recorded or reflected on or reserved for or disclosed in a consolidated balance sheet of JV GmbH and its Subsidiaries, including the notes thereto, under IFRS, except for Liabilities and obligations (a) reflected or reserved for on the JV GmbH Audited Financial Statements or disclosed in the notes thereto, (b) that have arisen since the JV GmbH Latest Balance Sheet Date in the ordinary course of the operation of business of JV GmbH and its Subsidiaries, (c) disclosed in the JV GmbH Disclosure Schedules, (d) arising under this Agreement and/or the performance by JV GmbH of its obligations hereunder, or (e) that, would not, individually or in the aggregate, have a Material Adverse Effect.

4.09 Litigation and Proceedings. There are no, and for the past two (2) years, there have been no, pending or, to the knowledge of JV GmbH, threatened Actions against JV GmbH, any of its Subsidiaries or, to the knowledge of JV GmbH, the Carve-Out JVs, or otherwise affecting JV GmbH, any of its Subsidiaries or, to the knowledge of JV GmbH, the Carve-Out JVs or any of their respective assets, including any condemnation or similar proceedings, that, individually or in the aggregate, would have a Material Adverse Effect. Neither JV GmbH, any of its Subsidiaries nor, to the knowledge of JV GmbH, the Carve-Out JVs or any property, asset or business of JV GmbH, any of its Subsidiaries or the Carve-Out JVs is subject to any Governmental Order or, to the knowledge of JV GmbH, any continuing investigation by any Governmental Authority, in each case that, individually or in the aggregate, would be expected to have a Material Adverse Effect. There is no unsatisfied judgment or any open injunction binding upon JV GmbH, any of its Subsidiaries or the Carve-Out JVs that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the ability of JV GmbH, any of its Subsidiaries or the Carve-Out JVs to enter into and perform its obligations under this Agreement or any ancillary document thereto.

4.10 Compliance with Laws.

(a) Except as has not had and would not have a Material Adverse Effect, JV GmbH, its Subsidiaries and the Carve-Out JVs are, and for the two (2) years prior to the date of this Agreement, have been, in compliance in all material respects with applicable Laws. Neither of JV GmbH, any of its Subsidiaries nor any Carve-Out JV has received any written notice from any Governmental Authority of any non-compliance with, or violation of, any applicable Law by JV GmbH, any of its Subsidiaries or any Carve-Out JV, or by which any of JV GmbH’s, its Subsidiaries’ or any Carve-Out JVs’ properties, assets, employees, business or operations are or were bound or affected, at any time in the two (2) years prior to the date of this Agreement, which violation would have a Material Adverse Effect.

(b) In the two (2) years prior to the date of this Agreement, (i) there has been no action taken by JV GmbH, any of its Subsidiaries, or any officer, director, manager, employee, or, to the knowledge of JV GmbH, any Carve-Out JV, any agent, representative or sales intermediary of JV GmbH, in each case, acting on behalf of JV GmbH, its Subsidiaries or any Carve-Out JV, in violation of any applicable Anti-Corruption Law, (ii) neither JV GmbH, any of its Subsidiaries nor any Carve-Out JV has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) neither JV GmbH, any of its Subsidiaries nor, to the knowledge of JV GmbH, any Carve-Out JV has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any non-compliance with any Anti-Corruption Law and (iv) neither JV GmbH, any of its Subsidiaries nor, to the knowledge of JV GmbH, any Carve-Out JV has received any written notice or citation from a Governmental Authority for any actual or potential non-compliance with any applicable Anti-Corruption Law.

4.11 Intellectual Property.

(a) Schedule 4.11(a) of the JV GmbH Disclosure Schedules sets forth, as of the date hereof, a true and complete list of:

(i) all issued patents, registered copyrights, registered trademarks, domain name registrations and all pending applications for any of the foregoing, in each case, that are any registered Owned Business IPR, including record (and, if different, beneficial) owner, jurisdiction and serial/application numbers and dates; and

(ii) any Licensed Business IPR (other than off-the-shelf products) and the licensing of any Owned Business IPR to a third party.

(b) JV GmbH or one of its Subsidiaries is the sole and exclusive owner, or has the right to use with the consent of the owner under a license or other contractual arrangement, all Business IPR, free and clear of all Liens other than Permitted Liens. The Business IPR is adequate in order to carry out the business of the JV GmbH and its Subsidiaries as currently conducted as at the date of this Agreement.

(c) JV GmbH or one of its Subsidiaries have valid, subsisting and enforceable rights in the Owned Business IPR. All renewal, maintenance and other fees which are due and steps which are required for the maintenance and protection of all Owned Business IPR have been paid in full and taken. Since the date that is two (2) years prior to the date hereof, no material registered Owned Business IPR has been allowed to lapse.

(d) JV GmbH or one of its Subsidiaries is the sole owner of the Domain Names, together with the website(s) which may be accessed at the Domain Names which are material to the business of JV GmbH and its Subsidiaries.

(e) All use and distribution of software and open source materials by JV GmbH or its Subsidiaries is in compliance with all open source licenses applicable thereto, except for such non-compliance as has not had and would not reasonably be expected to have a Material Adverse Effect. JV GmbH and its Subsidiaries have not used any open-source materials subject to copyleft licenses, or any other licenses which otherwise impose any restrictions or disclosure obligations on any Owned Business IPR. No Owned Business IPR is deposited in a source code escrow agreement.

(f) Except as would not reasonably be expected to have a Material Adverse Effect, no Actions are pending or, to the knowledge of JV GmbH, threatened against JV GmbH or any of its Subsidiaries by any Person alleging that JV GmbH or any of its Subsidiaries is infringing the Intellectual Property of such Person, including challenging the validity, enforceability, or ownership of, or the right to use, sell, license or sublicense any Business IPR. As of the date hereof and since the date that is two (2) years prior to the date hereof, neither JV GmbH nor any of its Subsidiaries has been a party to any pending Action or received any threat (including unsolicited offers to license patents) in writing claiming infringement, misappropriation, dilution or other violation of the Intellectual Property of any Person or challenging the scope, ownership, validity or enforceability of any Intellectual Property owned or purposed to be owned or licensed by JV GmbH or its Subsidiaries, except in each case as would not reasonably be expected to have a Material Adverse Effect. To the knowledge of JV GmbH, the conduct of the business of JV GmbH and its Subsidiaries (including the development and operation of their assets and projects) has not infringed, misappropriated, diluted or otherwise violated the Intellectual Property of any Person in any material respects. To the knowledge of JV GmbH, no Person is infringing, misappropriating, diluting or otherwise violating any Owned Business IPR, except as would not reasonably be expected to have a Material Adverse Effect.

(g) Each current or former founder, officer, executive, director, contractor, temporary worker, consultant shareholder or employee of JV GmbH, any of its Subsidiaries or any of its Affiliates that has made a contribution to the development or modification of the Owned Business IPR has assigned to JV GmbH or one of its Subsidiaries all of its rights in such development, contribution or modification either by operation of Law or by agreement, including in relation to waiving all moral rights and rights to remuneration (to the extent permitted under applicable Law), each in accordance with applicable Law and collective bargaining agreements (except where such Owned Business IPR is subject to a valid and enforceable written license set forth in Schedule 4.11(a) of the JV GmbH Disclosure Schedules). No current or former founder, officer, executive, director, contractor, temporary worker, consultant shareholder or employee of JV GmbH, any of its Subsidiaries or any of its Affiliates is entitled to any outstanding consideration, remuneration or other compensation in relation to the use of, or any interest in, their contribution to the development or modification of Owned Business IPR. No funding, facilities or personnel of any educational institution or Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any material Intellectual Property owned by JV GmbH or any of its Subsidiaries.

(h) JV GmbH and its Subsidiaries have undertaken commercially reasonable efforts to protect the confidentiality of any trade secrets or material confidential or proprietary information acquired or developed by them in the course of conducting their businesses or which are the subject of confidentiality obligations owed to other Person. To the knowledge of JV GmbH and the Shareholders, no current or former founder, officer, executive, director, contractor, temporary worker, consultant shareholder or employee of JV GmbH or any of its Subsidiaries has misappropriated or improperly disclosed trade secrets or confidential information to any Person, which would reasonably be expected to have a Material Adverse Effect.

4.12 Data Protection, Cybersecurity and Information Technology.

(a) JV GmbH and its Subsidiaries comply, and have since the date that is two (2) years prior to the date hereof, been in compliance, in all material respects with Data Protection Laws, including in contracts with third-party suppliers as necessary. JV GmbH and its Subsidiaries have implemented and maintained appropriate policies, procedures, records and logs regarding the collection, use, disclosure, storage, retention, transfer, security and dissemination of Personal Data in connection with their businesses to comply with, (i) any of their published privacy policies or (ii) any Data Protection Laws or any applicable mandatory standards to which JV GmbH and/or its Subsidiaries are required to comply in the industries in which JV GmbH and/or its Subsidiaries operate that concern privacy, data protection, confidentiality or information security.

(b) JV GmbH and its Subsidiaries have implemented and maintain appropriate technical and organizational measures to keep Personal Data strictly confidential and to protect Personal Data against Personal Data Breaches or cybersecurity incidents through regular penetration tests and vulnerability assessments and has remediated all such incidents and all high level and critical vulnerabilities identified therein.

(c) Since the date that is two (2) years prior to the date hereof, neither JV GmbH nor any its Subsidiaries have (i) suffered any material Personal Data Breach or cybersecurity incident that, pursuant to any Law, would require JV GmbH or any of its Subsidiaries to notify any Person (including a Governmental Authority) of such breach or intrusion or that was or would reasonably be expected to be material to JV GmbH or any of its Subsidiaries, (ii) been subject to investigations, written notices or requests from any Governmental Authority or other regulatory authority in relation to their data processing activities and compliance with Data Protection Laws, or (iii) received written notice from any individuals alleging non-compliance with Data Protection Laws (including any enforcement notice or monetary penalty notice), or alleging that any response to a request by a data subject to exercise their rights under Data Protection Laws was not compliant with Data Protection Laws.

(d) The material IT Contracts are valid, binding and in full force and effect, and, JV GmbH and its Subsidiaries comply and have complied with them, except for such non-compliance as has not had and would not reasonably be expected to have a Material Adverse Effect. No notices of breach or termination have been served on or by JV GmbH or its Subsidiaries in respect of any of the material IT Contracts and there are no outstanding claims, disputes or proceedings arising or threatened in writing under any material IT Contracts. There are no current or outstanding material breaches of the material IT Contracts by any counterparties to such material IT Contracts.

(e) In the twelve (12) months prior to the date of this Agreement, there have been no material unauthorized intrusions or breaches of the security of the IT Systems nor have the IT Systems suffered any material defects or material failures to function which have caused material disruption to the business of JV GmbH or any of its Subsidiaries. JV GmbH and its Subsidiaries have in place security, maintenance, backup, business continuity and disaster recovery, archiving, industry practice virus and other contaminants scanning and prevention, access controls and other protection measures with respect to the IT Systems (including software and data in the IT Systems) that JV GmbH and its Subsidiaries reasonably consider to be adequate.

(f) The IT Systems (i) are owned by, or validly licensed or leased to, JV GmbH and its Subsidiaries, and JV GmbH and its Subsidiaries’ use of the IT Systems is not dependent on any facilities or services that are not owned or in respect of which JV GmbH or its Subsidiaries is not party to an existing contractual arrangement, (ii) are in satisfactory working order to meet the current requirements of JV GmbH and its Subsidiaries and have functioned in accordance with all applicable specifications and requirements of the business of JV GmbH and its Subsidiaries, (iii) have been maintained and currently have the benefit of appropriate development maintenance and support agreements and (iv) require no material capital expenditures with respect thereto, other than expenditures in the ordinary course of business that are consistent with the past practice of JV GmbH and its Subsidiaries, in each case, except as has not had and would not reasonably be expected to have a Material Adverse Effect.

4.13 Contracts; No Defaults.

(a) Schedule 4.13(a) of the JV GmbH Disclosure Schedules sets forth a true, correct and complete list of all Contracts described in clauses (i) through (xv) below to which, as of the date hereof, JV GmbH or one or more of its Subsidiaries is a party or by which any of their respective assets or properties are bound. True, correct and complete copies of the Contracts listed on Schedule 4.13(a) of the JV GmbH Disclosure Schedules have been provided to or made available to SEDA or its Representatives.

(i) any material Contract that contains covenants that materially limit the ability of or prohibit JV GmbH or its Subsidiaries to compete in any line of business or in any geographic area that is material to JV GmbH and its Subsidiaries, taken as a whole;

(ii) any material Contract involving any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or material Contract based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iii) any Contract entered into in connection with a completed or ongoing acquisition or disposition by JV GmbH or any of its Subsidiaries of any Person or any business organization, division, business or asset of any Person since the date that is two (2) years prior to the date hereof (including through merger, consolidation or other business combination, or the purchase of a controlling equity interest in or substantially all of the assets of such Person, division, business or asset or by any other manner) having a value in excess of $300,000;

(iv) any Contract under which JV GmbH or any of its Subsidiaries has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness, (B) granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness or (C) extended credit to any Person (other than intercompany loans and advances and customer payment terms in the ordinary course of business), in each case in the foregoing clauses (A) through (C), in an amount in excess of $2,500,000 of committed credit;

(v) any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $1,000,000 other than sales of obsolete equipment;

(vi) any Contract that by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by JV GmbH and its Subsidiaries under such Contract or Contracts of at least $4,500,000 per fiscal year;

(vii) any Contract not made in the ordinary course of business and not disclosed pursuant to any other clause under this Section 4.13(a) and expected to result in revenue or require expenditures in excess of $1,000,000 in any calendar year or which resulted in revenue or expenditures during the fiscal year ended December 31, 2022, in excess of $1,000,000;

(viii) any Contract that obligates JV GmbH or its Subsidiaries to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $1,000,000 other than in the ordinary course of business;

(ix) any Contract that (A) relates to a settlement entered into within two (2) years prior to the date of this Agreement, or (B) under which JV GmbH or any Subsidiary or counterparty thereto has outstanding obligations (other than customary confidentiality obligations), in each case other than in the ordinary course of business;

(x) any Contract, including non-competition, severance or indemnification agreements, with a current officer, manager, director, employee or worker of, or consultant to, JV GmbH or any Subsidiary that provides annual base compensation (excluding bonus and other benefits) in excess of $350,000, or that provides for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the Transactions in excess of $350,000;

(xi) any Contract pursuant to which JV GmbH or any of its Subsidiaries licenses material Intellectual Property owned by JV GmbH or any of its Subsidiaries to any Person or licenses Intellectual Property from any Person in each case that is material to the business of JV GmbH and its Subsidiaries, taken as a whole, and in each case, other than licenses for Software that is generally and commercially available to the public on reasonable terms;

(xii) any Contracts with a Governmental Authority other than in the ordinary course of business;

(xiii) other than any offer letter or employment agreement set forth on Schedule 4.13(a) of the JV GmbH Disclosure Schedules, any material Contract between JV GmbH or any of its Subsidiaries, on the one hand, and any of the JV GmbH Shareholders, on the other hand, that will not be terminated at or prior to the Closing;

(xiv) any Contract that grants to any Person (other than JV GmbH or its Subsidiaries) a right of first refusal, first offer, call option right, put option right, drag along right, tag-along right or similar preferential right to purchase or acquire equity interests in, or assets owned or otherwise used by, JV GmbH or any Subsidiary other than in the ordinary course of business; and

(xv) any Contract establishing any joint venture, profit-sharing, partnership, limited liability company, strategic alliance or other similar agreement (including any stockholders’ agreement), arrangement or collaboration, in each case, that is material to the business of JV GmbH and its Subsidiaries, taken as a whole.

(b) Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract set forth on Schedule 4.13(a) of the JV GmbH Disclosure Schedules, or that should have been set forth on Schedule 4.13(a) of the JV GmbH Disclosure Schedules pursuant to Section 4.13(a), (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of JV GmbH or its Subsidiaries party thereto and, to the knowledge of JV GmbH, each of the other parties thereto, and are, to the knowledge of JV GmbH, enforceable by JV GmbH or its Subsidiaries, to the extent a party thereto, in accordance with their terms, except as such enforcement may be limited by the Enforceability Exceptions, (ii) none of JV GmbH, its Subsidiaries or, to the knowledge of JV GmbH, any other party to such Contracts is in material breach or material default, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or material default by JV GmbH or any Subsidiary, or permit termination or acceleration by the other party thereto, under any such Contract, (iii) neither JV GmbH nor any of its Subsidiaries has received any written or, to the knowledge of JV GmbH, oral claim or notice of material breach of or material default under any such Contract, (iv) neither JV GmbH nor any of its Subsidiaries has received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract, or amend the terms thereof (other than modifications in the ordinary course of business), and (v) neither JV GmbH nor any of its Subsidiaries have waived any material rights under any such Contract.

4.14 Benefit Plans.

(a) Schedule 4.14(a) of the JV GmbH Disclosure Schedules sets forth a true and complete list of each JV GmbH Benefit Plan. “JV GmbH Benefit Plan” means any plan, fund (including any superannuation fund, provident fund, gratuity fund or pension fund) or other similar program or arrangement established or maintained by JV GmbH or any one or more of its Subsidiaries primarily for the benefit of employees of JV GmbH or such Subsidiaries, which plan, fund or other similar program or arrangement provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, whether or not subject to ERISA or the Code. Neither JV GmbH nor any of its Subsidiaries maintains or contributes to or has any material liability with respect to any Benefit Plan, whether or not subject to ERISA, which is not a JV GmbH Benefit Plan.

(b) With respect to each JV GmbH Benefit Plan on Schedule 4.14(a) of the JV GmbH Disclosure Schedules, JV GmbH has delivered or made available to SEDA and its Representatives correct and complete copies of, if applicable (i) all plan documents and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto), and written descriptions of any JV GmbH Benefit Plans which are not in writing; (ii) the most recent annual and periodic accounting of plan assets; (iii) the most recent actuarial valuation; and (iv) all material communications with any Governmental Authority concerning any matter that is still pending or for which JV GmbH or any Subsidiary has any outstanding liability or obligation.

(c) Except as would not, individually or in the aggregate, have a Material Adverse Effect, to the knowledge of JV GmbH (i) each JV GmbH Benefit Plan has been administered and enforced in accordance with its terms and the requirements of all applicable Laws, and has been maintained, where required, in good standing with applicable regulatory authorities and Governmental Authorities; (ii) no breach of fiduciary duty has occurred with respect to a JV GmbH Benefit Plan; (iii) no Action is pending or threatened with respect to a JV GmbH Benefit Plan; (iv) all contributions, premiums and other payments (including any special contribution, interest or penalty) required to be made with respect to a JV GmbH Benefit Plan have been timely made; (v) all benefits accrued under any unfunded JV GmbH Benefit Plan have been paid, accrued, or otherwise adequately reserved in accordance with IFRS and are reflected on the JV GmbH Audited Financial Statements; (vi) no JV GmbH Benefit Plan provides for retroactive increases in contributions, premiums or other payments in relation thereto; (vii) all old age pension benefits provided under a JV GmbH Benefit Plan have been adjusted regularly as required by Section 16 of the German Company Pension Act (BetrAVG) or, where applicable, by equivalent provisions of foreign law or contractual provisions, and no backlog adjustments (nachholende Anpassungen) must be made for periods until the Closing Date; and (viii) neither JV GmbH nor any Subsidiary has incurred any obligation in connection with the termination of, or withdrawal from, any JV GmbH Benefit Plan.

(d) Except as would not, individually or in the aggregate, have a Material Adverse Effect, to the extent applicable, the present value of the accrued benefit Liabilities (whether or not vested) under each JV GmbH Benefit Plan, determined as of the end of JV GmbH’s most recently ended fiscal year on the basis of reasonable actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such JV GmbH Benefit Plan allocable to such Liabilities.

(e) The consummation of the Transactions will not, either alone or in combination with another event: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation under any JV GmbH Benefit Plan; or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due to any director, officer, employee or independent contractor of JV GmbH or any Subsidiary under any JV GmbH Benefit Plan.

(f) Except to the extent required by applicable Law, neither JV GmbH nor any Subsidiary provides health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

(g) No JV GmbH Benefit Plan provides for the gross-up of any Taxes that may be imposed by any applicable Law.

4.15 Labor Matters.

(a) Schedule 4.15(a) of the JV GmbH Disclosure Schedules contains a list of any collective bargaining agreement or other agreement with any works council, trade union or other employee representative body JV GmbH or any Subsidiary is a party to. There has not occurred or been threatened any strike, slow-down, lockout, picketing, work-stoppage, or other similar labor activity with respect to any employees of JV GmbH or any Subsidiary except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no unresolved labor controversies (including unresolved grievances and age claims, claims regarding any enhanced benefits or other discrimination claims) that are pending or threatened in writing between JV GmbH or any Subsidiary and any Persons employed by or providing services as independent contractors to JV GmbH or any Subsidiary (including age claims, claims regarding any enhanced benefits or other discrimination claims) except as would not, individually or in the aggregate, have a Material Adverse Effect.

(b) JV GmbH and its Subsidiaries to the knowledge of JV GmbH (i) are and have been since the date that is two (2) years prior to the date hereof, in compliance in all material respects with all applicable Laws respecting employment, labor and employment practices, including Laws relating to terms and conditions of employment, classification of individuals as employees or independent contractors, health and safety, wages and hours, employment discrimination, employee disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, authorization to work, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations (collectively “Employment Laws”), and has not received written or oral notice that there is any pending Action involving unfair labor practices against JV GmbH or any Subsidiary, (ii) are not liable for any material past due arrears of wages or any penalty for failure to comply with any of the foregoing, and (iii) are not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or threatened in writing against JV GmbH or any Subsidiary brought by or on behalf of any applicant for employment with JV GmbH or any Subsidiary, any current or former employee of JV GmbH or any Subsidiary, any Person alleging to be a current or former employee of JV GmbH or any Subsidiary, or any Governmental Authority, arising out of any Employment Law, alleging breach of any express or implied contract of employment, or wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(c) To the knowledge of JV GmbH, no current or former employee, worker or independent contractor of JV GmbH or any Subsidiary is in violation of (i) any restrictive covenant, nondisclosure obligation or fiduciary duty to JV GmbH or any Subsidiary or (ii) any restrictive covenant or nondisclosure obligation to a former employer or engager of any such individual, in each case except as would not reasonably be expected to have a Material Adverse Effect.

(d) No Senior JV GmbH Employee has provided written or, to the knowledge of JV GmbH, oral notice of his or her plan to terminate his or her employment.

(e) Neither JV GmbH nor any of its Subsidiaries has, in the past five years, entered into a settlement agreement with a current or former officer, employee or independent contractor of JV GmbH or any of its Subsidiaries that involves allegations relating to sexual harassment or sexual misconduct. In the two (2) years prior to the date of this Agreement, no allegations of sexual harassment or sexual misconduct have been asserted in any Action against any officer or employee of JV GmbH or any Subsidiary.

4.16 Tax Matters.

(a) All income and other material Tax Returns required by Law to be filed by JV GmbH, its Subsidiaries or, to the knowledge of JV GmbH, the Carve-Out JVs have been timely filed, and all such Tax Returns are true, accurate, correct and complete in all material respects; provided, that the knowledge qualifier with respect to the Carve-Out JVs shall not apply to, and JV GmbH shall be deemed to have knowledge with respect to, any Tax Returns required in connection with the divestment of the Carve-Out JVs.

(b) All income and other material Taxes that are due and assessed and owed by JV GmbH, its Subsidiaries and, to the knowledge of JV GmbH, the Carve-Out JVs have been paid; provided, that the knowledge qualifier with respect to the Carve-Out JVs shall not apply to, and JV GmbH shall be deemed to have knowledge with respect to, any Taxes required to be paid in connection with the divestment of the Carve-Out JVs.

(c) Each of JV GmbH, its Subsidiaries and, to the knowledge of JV GmbH, each Carve-Out JV has (i) withheld all material Taxes required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other party as required by Tax Law, (ii) remitted, or will remit on a timely basis, such Taxes to the appropriate Taxation Authority, and (iii) complied in all material respects with applicable Law in relation to Tax (as the case may be) with respect to Tax withholding.

(d) There are no ongoing or pending audits, examinations, investigations, disputes or other proceedings against JV GmbH, any of its Subsidiaries or, to the knowledge of JV GmbH, any Carve-Out JV in respect of any material amount of Tax, or notifications thereof, and no material Tax claims or assessments have been proposed in writing by any Taxation Authority against any of them which have not been resolved.

(e) Neither JV GmbH, any of its Subsidiaries nor, to the knowledge of JV GmbH, any Carve-Out JV has, since the later of (i) the date that is three (3) years prior to the date hereof and (ii) the date of the relevant entity’s incorporation or organization, filed any Tax Returns or paid any Tax in any country other than the jurisdiction of the applicable entity’s incorporation. No written claim has been made by any Taxation Authority in a jurisdiction where JV GmbH, any of its Subsidiaries or, to the knowledge of JV GmbH, any Carve-Out JV does not file a Tax Return that such entity is or may be subject to material Taxes in that jurisdiction in respect of Taxes that would be the subject of such Tax Return that has not since been resolved.

(f) Neither JV GmbH, any of its Subsidiaries nor, to the knowledge of JV GmbH, any Carve-Out JV has, or has ever had, a branch or permanent establishment in any country other than the country of its organization.

(g) JV GmbH, its Subsidiaries and, to the knowledge of JV GmbH, the Carve-Out JVs are registered for purposes of sales Tax, use Tax, Transfer Taxes, VAT or any similar Tax in all jurisdictions where the applicable entity has determined that it is required by Law to be so registered, and has complied in all material respects with all Laws relating to such Taxes.

(h) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of JV GmbH, its Subsidiaries or, to the knowledge of JV GmbH, the Carve-Out JVs and no written request for any such waiver or extension is currently pending.

(i) Neither JV GmbH, any of its Subsidiaries nor, to the knowledge of JV GmbH, any Carve-Out JV has requested or entered into a closing agreement, private letter ruling technical advice memorandum, advance pricing agreement or similar agreement with any Taxation Authority that could reasonably be expected to materially affect the Taxes of JV GmbH, any of its Subsidiaries or, to the knowledge of JV GmbH, any Carve-Out JV after the Closing Date, nor is any such request outstanding.

(j) Neither JV GmbH, any Subsidiary nor, to the knowledge of JV GmbH, any Carve-Out JV is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or treated as a U.S. corporation under Section 7874(b) of the Code.

(k) There are no Liens with respect to material amounts of Taxes on any of the assets of JV GmbH, its Subsidiaries or, to the knowledge of JV GmbH, the Carve-Out JV, other than Permitted Liens.

(l) Neither JV GmbH, any of its Subsidiaries nor, to the knowledge of JV GmbH, any Carve-Out JV has participated in any “listed transaction,” as defined in U.S. Treasury Regulation Section 1.6011-4.

(m) Neither JV GmbH, any of its Subsidiaries nor, to the knowledge of JV GmbH, any Carve-Out JV has any material Liability for the Taxes of another Person (other than JV GmbH, its Subsidiaries and, to the knowledge of JV GmbH, the Carve-Out JVs) that will survive Closing (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract (in each case, excluding commercial agreements entered into in the ordinary course of business, the primary purpose of which is not the sharing of Taxes). Neither JV GmbH, any of its Subsidiaries nor, to the knowledge of JV GmbH, any Carve-Out JV is a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement, fiscal unity (Organschaft) or similar agreement (excluding commercial agreements entered into in the ordinary course of business, the primary purpose of which is not the sharing of Taxes) with respect to Taxes under which JV GmbH, any of its Subsidiaries or, to the knowledge of JV GmbH, any Carve-Out JV could be liable after the Closing Date for any material Tax liability of any Person other than one or more of JV GmbH, its Subsidiaries and the Carve-Out JVs.

(n) Neither JV GmbH, any of its Subsidiaries nor, to the knowledge of JV GmbH, any Carve-Out JV has any knowledge of any facts or circumstances that would to the knowledge of JV GmbH reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(o) JV GmbH, its Subsidiaries and, to the knowledge of JV GmbH, the Carve-Out JVs are in compliance with all applicable transfer pricing Laws and regulations in all material respects.

(p) All records which JV GmbH, its Subsidiaries or, to the knowledge of JV GmbH, the Carve-Out JVs are required to keep in respect of Taxes under applicable Law or which would be needed to substantiate any claim made or position taken in relation to Taxes by JV GmbH, its Subsidiaries and the Carve-Out JVs, have been duly kept and maintained in all material respects.

4.17 Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by JV GmbH, any of its Subsidiaries, any Carve-Out JV or any of their Affiliates for which JV GmbH, any of its Subsidiaries or any Carve-Out JV has any obligation.

4.18 Insurance.

(a) Schedule 4.18(a) of the JV GmbH Disclosure Schedules lists all material insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy), including programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance held by, or for the benefit of, JV GmbH or any of its Subsidiaries as of the date hereof. True, correct and complete copies or comprehensive summaries of such insurance policies have been made available to SEDA or its Representatives. With respect to each such insurance policy required to be listed on Schedule 4.18(a) of the JV GmbH Disclosure Schedules,

except as would not, individually or in the aggregate, have a Material Adverse Effect: (i) all premiums due have been paid; (ii) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (iii) neither JV GmbH nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the knowledge of JV GmbH, no event has occurred that, with or without notice or lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and, to the knowledge of JV GmbH, no such action has been threatened; and (iv) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals.

4.19 Real Property; Assets.

(a) Neither JV GmbH, any of its Subsidiaries nor any Carve-Out JV owns any real property or interests in real property.

(b) Schedule 4.19(b) of the JV GmbH Disclosure Schedules contains a true, correct and complete list of all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by JV GmbH or any of its Subsidiaries (the “Leased Real Property”). JV GmbH has made available to SEDA or its Representatives true, correct and complete copies of the leases, subleases and occupancy agreements (including all modifications, amendments, supplements, waivers and side letters thereto) for the material Leased Real Property to which JV GmbH or any of its Subsidiaries is a party (the “Real Estate Lease Documents”), and such deliverables comprise all Real Estate Lease Documents relating to the Leased Real Property. The Real Estate Lease Documents have been validly registered in accordance with applicable Law, in each case except as would not be expected to have a Material Adverse Effect.

(c) Each Real Estate Lease Document (i) is a legal, valid, binding and enforceable obligation of JV GmbH or its Subsidiaries, as applicable, subject to Enforceability Exceptions, and each such lease is in full force and effect, (ii) has not been amended or modified except as reflected in the modifications, amendments, supplements, waivers and side letters thereto made available to SEDA or its Representatives and (iii) subject to securing the consents or approvals, if any, required under the Real Estate Lease Documents to be obtained from any landlord, or lender to landlord (as applicable), in connection with the execution and delivery of this Agreement by JV GmbH or the consummation of the Transactions by JV GmbH, upon the consummation of the Transactions, will entitle JV GmbH to the use, occupancy and possession, in each case subject to the terms of the respective Real Estate Lease Documents in effect with respect to the Leased Real Property, of the premises specified in the Real Estate Lease Documents.

(d) No material default by (i) JV GmbH or any of its Subsidiaries or (ii) to the knowledge of JV GmbH, any landlord or sub-landlord, as applicable, presently exists under any Real Estate Lease Documents. Neither JV GmbH nor any of its Subsidiaries has received written notice of material default under any Real Estate Lease Document which default has not been cured or waived prior to the date hereof. To the knowledge of JV GmbH, no event has occurred that, and no condition exists that, with or without notice or lapse of time or both, would constitute a material default under any Real Estate Lease Document by JV GmbH or any of its Subsidiaries (as tenant, subtenant or sub-subtenant, as applicable) or by the other parties thereto. Neither JV GmbH nor any of its Subsidiaries has subleased or otherwise granted any Person other than another Subsidiary of JV GmbH the right to use or occupy any Leased Real Property, which sublease or right is still in effect. Except for the Permitted Liens, neither JV GmbH nor any of its Subsidiaries has collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein which is still in effect. Except for the Permitted Liens, there exist no Liens affecting the Leased Real Property created by, through or under JV GmbH or any of its Subsidiaries.

(e) With respect to each Real Estate Lease Document:

(i) since the date that is two (2) years prior to the date hereof, to the knowledge of JV GmbH, no security deposit or portion thereof deposited by JV GmbH or any of its Subsidiaries under such Real Estate Lease Document has been applied in respect of a breach or default under such Real Estate Lease Document that has not (A) if and as required by the applicable landlord, been redeposited in full, or (B) been disclosed in writing to SEDA or its Representatives; and

(ii) neither JV GmbH nor any of its Subsidiaries holds a contractual right or obligation to purchase or acquire any material real estate interest.

(f) Neither JV GmbH nor any of its Subsidiaries has received any written notice that remains outstanding as of the date hereof that the current use and occupancy of the Leased Real Property and the improvements thereon (i) are prohibited or otherwise limited by any Lien, Governmental Order or Law or (ii) are in material violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Leased Real Property.

(g) All of the Leased Real Property and buildings, fixtures and improvements thereon (A) are in reasonable operating condition, and (B) to the knowledge of JV GmbH, no condition exists requiring material repairs, alterations or corrections.

(h) Except for Permitted Liens, JV GmbH and its Subsidiaries have good and valid title to the material assets of JV GmbH and its Subsidiaries. All owned or leased material tangible assets of JV GmbH and its Subsidiaries (other than the Leased Real Property) are in all material respects in good working order, repair and operating condition. JV GmbH and its Subsidiaries have obtained right of way and peaceful possession required for usage and access to the Leased Real Property in all material respects.

4.20 Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i) JV GmbH and its Subsidiaries are and, during the two (2) years prior to the date of this Agreement, have been in compliance with all Environmental Laws;

(ii) there has been no Release or, to the knowledge of JV GmbH, threatened Release of any Hazardous Materials (x) at, in, on or under or from any Leased Real Property or, to the knowledge of JV GmbH, any other property or location formerly owned, leased or operated by JV GmbH or any of its Subsidiaries or (y) by or on behalf of JV GmbH or any of its Subsidiaries at any other location, including any location where JV GmbH or any of its Subsidiaries has transported Hazardous Materials or arranged for their disposal;

(iii) neither JV GmbH nor any of its Subsidiaries is subject to any current Governmental Order relating to JV GmbH’s or any of its Subsidiaries’ compliance with Environmental Laws or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;

(iv) no Action is pending or, to the knowledge of JV GmbH, threatened with respect to JV GmbH’s or its Subsidiaries’ compliance with or liability under Environmental Law and, to the knowledge of JV GmbH no facts, circumstances or conditions currently exist that could adversely affect such continued compliance with Environmental Laws or require material capital expenditures to achieve or maintain such continued compliance; and

(v) neither JV GmbH nor any of its Subsidiaries has retained or assumed, by contract or operation of Law, any material Liabilities or material obligations of any other Person arising under Environmental Law.

(b) JV GmbH has made available to SEDA or its Representatives copies of all written environmental reports, audits, assessments, liability analyses, memoranda and studies in the possession of or conducted by or commissioned by JV GmbH or its Subsidiaries with respect to JV GmbH’s or any of its Subsidiaries’ compliance with, or Liabilities arising under, Environmental Law.

4.21 Absence of Changes.

(a) Since the JV GmbH Latest Balance Sheet Date, there has not been a Material Adverse Effect in respect of JV GmbH.

(b) From the JV GmbH Latest Balance Sheet Date through the date of this Agreement, JV GmbH and its Subsidiaries (i) have, in all material respects, conducted their businesses and operated their assets or properties in the ordinary course of business consistent with past practice, and (ii) have not taken any action that would require the consent of SEDA pursuant to Section 9.01 if such action had been taken on or after the date hereof.

4.22 Affiliate Agreements. Other than (i) as set forth in Schedule 4.22 of the JV GmbH Disclosure Schedules; (ii) any JV GmbH Benefit Plan (including any employment or option agreements entered into in the ordinary course of business by JV GmbH or its Subsidiaries) or standard employment agreements or offer letters; and (iii) any Contract or business arrangement solely among JV GmbH and its Subsidiaries, none of the Shareholders, their respective Affiliates, or directors or officers of the Shareholders, their Affiliates, JV GmbH or any of its Subsidiaries is a party to any Contract or business arrangement with JV GmbH or its Subsidiaries.

4.23 Internal Controls. JV GmbH and, to the knowledge of JV GmbH, the Carve-Out JVs maintain a system of policies, procedures and internal controls designed and implemented to provide reasonable assurance that: (a) no assets or services of JV GmbH, its Subsidiaries and the Carve-Out JVs are used in a manner that violates applicable Law (including corruption, money laundering or fraud), (b) violations of applicable Law by JV GmbH’s, its Subsidiaries’ or the Carve-Out JVs’ directors, officers, employees or their respective agents, representatives or other Persons, acting on behalf of JV GmbH, any Subsidiary or any Carve-Out JV, are detected, (c) transactions are executed in accordance with management’s general or specific authorizations, (d) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (e) access to JV GmbH’s, its Subsidiaries’ and the Carve-Out JVs’ assets is permitted only in accordance with management’s general or specific authorization, and (f) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. To the knowledge of JV GmbH, there are no deficiencies with such systems that would reasonably be expected to be material to SEDA and its Subsidiaries (including, after the Closing, JV GmbH, its Subsidiaries and the Carve-Out JVs), taken as a whole, after the Closing.

4.24 Certain Business Practices.

(a) Neither JV GmbH, any Subsidiary nor any Carve-Out JV or any of their respective Representatives acting on their behalf, has in violation of applicable Anti-Corruption Law (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of any Anti-Corruption Laws or (iii) directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help, hinder or assist JV GmbH, any Subsidiary or any Carve-Out JV in connection with any actual or proposed transaction.

(b) The operations of JV GmbH, its Subsidiaries and the Carve-Out JVs are and, since the date that is two (2) years prior to the date hereof, have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving JV GmbH, any Subsidiary or any Carve-Out JV with respect to any of the foregoing is pending or, to the knowledge of JV GmbH, threatened.

(c) To the knowledge of JV GmbH, neither JV GmbH, any of its Subsidiaries nor any Carve-Out JV is or, since the date that is two (2) years prior to the date hereof, has been the subject of any investigation, inquiry or enforcement proceedings regarding any offence or alleged offence relating to the evasion of Tax or its facilitation, and no such investigation, inquiry or enforcement proceedings are pending or, to the knowledge of JV GmbH, threatened and, to the knowledge of JV GmbH, there are no circumstances reasonably likely to give rise to any such investigation, inquiry or proceedings.

4.25 Sanctions; Anti-Corruption Laws.

(a) Since the later of, as applicable, (i) January 1, 2019, or (ii) the date of incorporation, JV GmbH, its Subsidiaries, and the Carve-Out JVs, and their respective directors, officers, employees, and to its knowledge, its agents, and other Representatives acting on behalf of JV GmbH (or its predecessor), its Subsidiaries (acting in their capacity as such) and the Carve-Out JVs have complied with all applicable Anti-Corruption Laws and Sanctions in all material respects.

(b) Neither JV GmbH, any Subsidiary nor any Carve-Out JV, nor any of their respective directors, officers, employees, nor to its knowledge any of its agents or any other Representative acting on behalf of JV GmbH, any Subsidiary or any Carve-Out JV, (i) is a Sanctioned Person, (ii) since the later of, as applicable, (x) January 1, 2019, or (y) the date of incorporation, has had any transactions, business or financial dealings involving, directly or knowingly indirectly, a Sanctioned Jurisdiction or Sanctioned Person, or (iii) has offered, paid, given, promised to pay or give or authorized the payment or gift of anything of value, directly or indirectly through third parties, to any Public Official or other Person, for purposes of improperly (A) influencing any act or decision of any Public Official or other Person in his or her official capacity or relevant function; (B) inducing such Public Official or other Person to do or omit to do any act in violation of his or her lawful duty or relevant function (or rewarding such activity); (C) securing or retaining business, an advantage in the conduct of business, or any other improper benefit; or (D) inducing such Public Official or other Person to use his or her influence with a government, Governmental Authority, commercial enterprise owned or controlled by any government (including state owned or controlled facilities), or any other Person in order to assist the business of JV GmbH, any Subsidiary or any Carve-Out JV.

(c) Since the later of, as applicable, (i) January 1, 2019, or (ii) the date of incorporation, neither JV GmbH, any of its Subsidiaries nor any Carve-Out JV has received any written notice from any Governmental Authority: asserting any violation or non-compliance with any Anti-Corruption Laws or Sanctions. To the knowledge of JV GmbH, there is no pending or threatened investigation, litigation, subpoena, complaint, self-disclosure, request for information or any other proceeding instituted by any Governmental Authority that address any allegations or information that JV GmbH, any of its Subsidiaries or any Carve-Out JV has violated Anti-Corruption Laws or Sanctions.

(d) JV GmbH, its Subsidiaries and the Carve-Out JVs have in place policies, procedures, and controls reasonably designed to promote compliance by each of them and their respective directors, officers, employees and agents with Anti-Corruption Laws or Sanctions.

4.26 Permits. Each of JV GmbH, its Subsidiaries and, to the knowledge of JV GmbH, the Carve-Out JVs has all material Permits (the “JV GmbH Permits”) that are required to lawfully own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not, individually or in the aggregate, have a Material Adverse Effect. JV GmbH has made available to SEDA or its Representatives true, correct and complete copies of all JV GmbH Permits, all of which are listed on Schedule 4.26 of the JV GmbH Disclosure Schedules. Except as would not, individually or in the aggregate, have a Material Adverse Effect, all of the JV GmbH Permits are in full force and effect in accordance with their terms, and no outstanding written notice of default or non-compliance, revocation, cancellation or termination of any JV GmbH Permit has been received by JV GmbH, any of its Subsidiaries or, to the knowledge of JV GmbH, any Carve-Out JV. To the knowledge of JV GmbH, none of the JV GmbH Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions. There are no Actions pending or, to the knowledge of JV GmbH, threatened that would reasonably be expected to result in the revocation, cancellation, limitation, restriction or termination of, or the imposition of any material fine, material penalty or other material sanction for violation of any legal or regulatory requirements relating to, any JV GmbH Permit. Each of JV GmbH, its Subsidiaries and, to the knowledge of JV GmbH, the Carve-Out JVs is in compliance with all JV GmbH Permits applicable to JV GmbH, any of its Subsidiaries or any Carve-Out JV, except where the failure to comply with such JV GmbH Permits would not have a Material Adverse Effect.

4.27 Customers and Suppliers; Inventory.

(a) Schedule 4.27 of the JV GmbH Disclosure Schedules sets forth a complete and accurate list of the top ten (10) (i) customers and (ii) suppliers and/or service providers of JV GmbH and its Subsidiaries based on the U.S. Dollar amount of expenditures for the twelve (12)-month period ending December 31, 2023. Other than in the ordinary course of business, none of the customers or suppliers and/or service providers listed on Schedule 4.27 of the JV GmbH Disclosure Schedules has terminated, or given written notice that it intends to terminate, any of its business relationship with JV GmbH or any of its Subsidiaries. There has been no material dispute or controversy or, to the knowledge of JV GmbH, threatened material dispute or controversy, between JV GmbH or any of its Subsidiaries, on the one hand, and any such customer or supplier and/or service provider, on the other hand.

(b) Except for any inventory that is subject to a reserve for obsolete or unmarketable inventory shown on the JV GmbH Audited Financial Statements and except for inventory that has become obsolete or unmarketable in the ordinary course of business since the date of the latest JV GmbH Audited Financial Statements, the inventory of JV GmbH and its Subsidiaries (other than in respect of used or returned inventory that is otherwise usable and saleable in the ordinary course of business) consists of a quantity and quality usable and saleable in the ordinary course of business, is not obsolete or damaged, is merchantable and fit for its intended use, is not defective and currently exists in quantities and in a product mix reasonable in the present circumstances for the operation of JV GmbH and its Subsidiaries in the ordinary course of business. All items included in inventory are the property of JV GmbH and its Subsidiaries, free and clear of Liens other than Permitted Liens.

4.28 Proxy Statement/Prospectus. None of the information relating to JV GmbH or any of its Subsidiaries supplied or to be supplied by JV GmbH, or by any other Person acting on behalf of JV GmbH in writing specifically for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, as of the date of the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to the SEDA Shareholders, at the time of the SEDA Meeting or the Exchange, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that, notwithstanding the foregoing provisions of this Section 4.28, no representation or warranty is made by JV GmbH with respect to information or statements made or incorporated by reference in the Proxy Statement/Prospectus that were not supplied by or on behalf of JV GmbH for use therein.

4.29 No Additional Representations and Warranties. Except as provided in this Article IV, neither JV GmbH nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, equity holders, partners, members or representatives, has made, or is making, any representation or warranty whatsoever to SEDA or its Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided to SEDA or its Affiliates.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF KME

Except as set forth in the KME Disclosure Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to, qualification of or disclosure for the purposes of such representation, warranty or covenant is reasonably apparent on the face of the disclosure in such Schedule), KME represents and warrants to Cunova, SEDA and PubCo, as of the date hereof and as of Closing (other than in the case of representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct as of such specified time), as follows:

5.01 Corporate Organization.

(a) KME is a duly incorporated company, validly existing under the Laws of the jurisdiction of its formation. KME Germany, KME Mansfeld and KME America have, with respect to the Aerospace Business the requisite corporate power and authority to own, lease and operate its assets and properties and to conduct the Aerospace Business as it is now being conducted in all material respects. None of KME, KME Germany, KME Mansfeld or KME America is in violation of any provision of its Organizational Documents in any material respect.

(b) KME is duly licensed or qualified, and if applicable, in good standing in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of KME to enter into this Agreement or consummate the Transactions.

5.02 Due Authorization.

(a) KME, as at the date hereof, has all requisite corporate power and authority to execute and deliver this Agreement and each ancillary agreement to this Agreement to which it is a party and, as at the Closing Date, will have (subject to the approvals described in Section 5.06) all requisite corporate power and authority to execute, deliver and perform this Agreement and each ancillary agreement to this Agreement to which it is a party and to consummate the Transactions. The performance of this Agreement and such ancillary agreements and the consummation of the Transactions will, as at the Closing Date, have been duly and validly authorized by all necessary corporate approvals of KME, and no other corporate proceeding on the part of KME is necessary to authorize this Agreement or such ancillary agreements, or KME’s performance hereunder or thereunder. This Agreement has been, and each ancillary agreement to which KME is a party will be when delivered, duly and validly executed and delivered by KME and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each such ancillary agreement when delivered will constitute a legal, valid and binding obligation of KME, enforceable against KME in accordance with its terms, subject to the Enforceability Exceptions.

(b) The board of directors of KME, at a meeting duly called and held on or prior to the date of this Agreement, duly adopted resolutions by which the board of directors of KME: (i) approved and declared advisable this Agreement and the Aerospace Business Transfer; and (ii) authorized and approved the execution, delivery and performance of this Agreement and the Aerospace Business Transfer on the terms and subject to the conditions set forth herein.

(c) The board of directors, the supervisory board and/or the shareholders, as applicable, of KME Germany, KME Mansfeld and KME America, at meetings duly called and held on or prior to the Exchange Date, duly adopted board resolutions and/or shareholder resolutions, as applicable, by which each: (i) approved and declared advisable the Aerospace Business Transfer; and (ii) authorized and approved the execution, delivery and performance of the Aerospace Business Transfer on the terms and subject to the conditions set forth herein.

5.03 Ownership.

(a) KME is the sole, legal and beneficial owner of and owns good and valid title to the JV GmbH Shares set opposite KME’s name on Schedule 5.03(a) of the KME Disclosure Schedules (free and clear of any and all Liens). There are no proxies, voting rights, shareholders’ agreements or other agreements to which KME is a party or by which KME is bound, with respect to the voting or transfer of any of such KME’s JV GmbH Shares (other than the JV GmbH Shareholders Agreement, this Agreement and any ancillary agreement thereto). No proceedings or demands are pending against KME that will result in, or would reasonably be expected to result in, the transfer to PubCo of the KME Exchanged Shares or, to the extent the KME Exchanged Shares are transferred as at the Closing Date, the KME Exchanged Shares being declared void.

(b) KME Germany, KME Mansfeld and KME America are the sole direct owners of, and have good and marketable title to, all the assets of the Aerospace Business as listed opposite their names on Schedule 5.03(b) of the KME Disclosure Schedules (the “Aerospace Business Assets”), free and clear of all Liens except Permitted Liens.

5.04 Sufficiency of Assets. As of Closing, and taking into account any agreement entered into in connection with the Transactions and the Aerospace Business Transfer, the assets and liabilities comprising the Aerospace Business (for the avoidance of doubt, including but not limited to the Aerospace Business Contracts, the Aerospace Business Know-How and the Aerospace Business Employees) will (i) constitute all of the assets (whether tangible or intangible (including Intellectual Property)), properties (whether real or personal), rights, interests, and claims necessary for, practiced by, used or held for use in the continued operation and conduct of the Aerospace Business immediately following the Closing in substantially the same manner as the business of the Aerospace Business is conducted as of the date hereof, (ii) constitute all the assets (whether tangible or intangible (including Intellectual Property)) and employees, properties (whether real or personal), rights, interests, and claims currently necessary for, practiced by, used or held for use in and material to the operation of the Aerospace Business as currently conducted and (iii) constitute all of the assets (whether tangible or intangible (including Intellectual Property)) and employees, properties (whether real or personal), rights, interests, and claims of the Aerospace Business.

5.05 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.06, the execution, delivery and performance of KME’s obligations under this Agreement and each ancillary agreement to this Agreement to which KME is a party, and the consummation by KME Germany, KME Mansfeld and KME America of the Aerospace Business Transfer, do not and will not: (a) conflict with or violate any provision of their respective Organizational Documents; (b) conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to KME, KME Germany, KME Mansfeld, KME America or the Aerospace Business, or any of their properties or assets; (c) result in the creation of any Lien upon any of the properties, equity or debt interests or assets of KME or the Aerospace Business.

5.06 Governmental Authorities; Consents. Assuming the truth and accuracy of the representations of JV GmbH, SEDA, PubCo and Merger Sub contained in this Agreement, no Consent of or with any Governmental Authority or any other notice, approval, consent, waiver or authorization from any Governmental Authority is required on the part of KME, KME Germany, KME Mansfeld or KME America with respect to: (i) KME’s execution, delivery or performance of this Agreement and any ancillary agreements thereto or the consummation of the Transactions, and (ii) the Aerospace Business Transfer.

5.07 Financial Statements

(a) Attached as Schedule 5.07(a) of the KME Disclosure Schedules is the pro forma operating profit of the Aerospace Business as of December 31, 2022, and December 31, 2023 (the “Aerospace Business Pro Forma Management Accounts”). The Aerospace Business Pro Forma Management Accounts present fairly, in all material respects, the operating profit of the Aerospace Business as of the date and for the period indicated in such Aerospace Business Pro Forma Management Accounts.

(b) As of the date hereof, the Aerospace Business does not have any Indebtedness.

5.08 Litigation and Proceedings. There are no, and there have been no, pending or, to the knowledge of KME, threatened Actions against KME, KME Germany, KME Mansfeld or KME America with respect to the Aerospace Business, including any condemnation or similar proceedings that, individually or in the aggregate, would have a Material Adverse Effect. None of the Aerospace Business Assets are subject to any Governmental Order or, to the knowledge of KME, any continuing investigation by any Governmental Authority, in each case that, individually or in the aggregate, would be expected to have a Material Adverse Effect. There is no unsatisfied judgment or any open injunction binding upon any of the Aerospace Business Assets that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the ability of KME to enter into and perform its obligations under this Agreement or any ancillary document thereto.

5.09 Compliance with Laws.

(a) Except as has not had and would not have a Material Adverse Effect, the Aerospace Business is, and has been, conducted in compliance in all respects with applicable Laws. None of KME, KME Germany, KME Mansfeld or KME America has received any written notice from any Governmental Authority of any non-compliance with, or violation of, any applicable Law by the Aerospace Business, or by which any of the Aerospace Business Assets are or were bound or affected, at any time since the date that is two (2) years prior to the date of this Agreement.

(b) In the three (3) years prior to the date of this Agreement, (i) there has been no action taken by the Aerospace Business or, to the knowledge of KME, any agent, representative or sales intermediary of the Aerospace Business, in each case, acting on behalf of the Aerospace Business, in violation of any applicable Anti-Corruption Law and (ii) the Aerospace Business has not received any written notice or citation from a Governmental Authority for any actual or potential non-compliance with any applicable Anti-Corruption Law.

5.10 Intellectual Property

(a) There are no issued patents, registered copyrights, registered trademarks, domain name registrations or pending applications for any of the foregoing, in each case, that are required or in use in connection with the Aerospace Business.

(b) Other than the Aerospace Business Know-How, KME and its Subsidiaries do not own, use or license any Intellectual Property, domain names or software or open source materials in connection with the Aerospace Business.

(c) To the knowledge of KME, the use or commercial exploitation of the Aerospace Business Know-How does not infringe any rights of, or breach any agreement with, a third party.

(d) Except as would not reasonably be expected to have a Material Adverse Effect, no Actions are pending or, to the knowledge of KME, threatened against KME or any of its Subsidiaries with respect to the Aerospace Business, by any Person alleging that KME or such Subsidiary is infringing the Intellectual Property of such Person in relation to the Aerospace Business, including challenging the validity, enforceability, or ownership of, or the right to use, sell, license or sublicense any Intellectual Property in connection with the Aerospace Business. As of the date hereof and since the date that is two (2) years prior to the date hereof, KME has not been a party to any pending Action or received any threat (including unsolicited offers to license patents) in writing claiming infringement, misappropriation, dilution or other violation of the Intellectual Property of any Person or challenging the scope, ownership, validity or enforceability of any Intellectual Property owned or purposed to be owned or licensed by KME or any of its Subsidiaries in connection with the Aerospace Business, except in each case as would not reasonably be expected to have a Material Adverse Effect. To the knowledge of KME, the conduct of the Aerospace Business (including the development and operation of its assets and projects) has not infringed, misappropriated, diluted or otherwise violated the Intellectual Property of any Person. To the knowledge of KME, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by KME relating to the Aerospace Business, except as would not reasonably be expected to have a Material Adverse Effect.

(e) Each current or former founder, officer, executive, director, contractor, temporary worker, consultant shareholder or employee of KME, any of its Subsidiaries or any of its Affiliates that has made a contribution to the Aerospace Business Know-How has assigned to KME or one of its Subsidiaries all of its rights in such development, contribution or modification either by operation of Law or by agreement, and where applicable waived all moral rights and rights to remuneration in relation thereto, each in accordance with applicable Law and collective bargaining agreements. No current or former founder, officer, executive, director, contractor, temporary worker, consultant shareholder or employee of KME or any of its Affiliates is entitled to any outstanding consideration, remuneration or other compensation in relation to the use of, or any interest in, their contribution to the development or modification of Intellectual Property in connection with the Aerospace Business.

(f) KME has undertaken commercially reasonable efforts to protect the confidentiality of any trade secrets or material proprietary information (including Know-How and Aerospace Business Know-How) acquired or developed by them in the course of conducting the Aerospace Business or which are the subject of confidentiality obligations owed to other Person. To the knowledge of KME, no current or former founder, officer, executive, director, contractor, temporary worker, consultant shareholder or employee of KME has misappropriated or improperly disclosed trade secrets or confidential information of the Aerospace Business to any Person, which would reasonably be expected to have a Material Adverse Effect.

5.11 Data Protection and Cybersecurity.

(a) In relation to the Personal Data of Aerospace Business Employees and all Aerospace Business employees whose employment will transfer to Cunova in connection with the Aerospace Business Transfer Agreement, KME and its Subsidiaries comply, and since the date that is two (2) years prior to the date hereof have been in compliance, in all material respects with Data Protection Laws.

(b) As at the date hereof, in relation to the Personal Data of Aerospace Business Employees and all Aerospace Business employees whose employment will transfer to Cunova in connection with the Aerospace Business Transfer Agreement, KME and its Subsidiaries are not (i) suffering any material Personal Data Breach or cybersecurity incident, which pursuant to any Law, would require KME or its Subsidiaries to notify any Person (including a Governmental Authority) of such breach or intrusion or that was or would reasonably be expected to be material to KME and its Subsidiaries, (ii) subject to investigations, written notices or requests from any Governmental Authority or other regulatory authority in relation to their data processing activities and compliance with Data Protection Laws, or (iii) in receipt of any written notice from such employees alleging non-compliance with Data Protection Laws (including any enforcement notice or monetary penalty notice), or alleging that any response to a request by a data subject to exercise their rights under Data Protection Laws was not compliant with Data Protection Laws.

5.12 Aerospace Business Assets; No Defaults.

(a) Schedule 5.12(a) of the KME Disclosure Schedules sets forth a true, correct and complete list of all Aerospace Business Assets as of February 9, 2024. True, correct and complete copies of the Contracts listed on Schedule 5.12(a) of the KME Disclosure Schedules have been provided to or made available to SEDA or its Representatives.

(b) Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Aerospace Business Asset set forth on Schedule 5.12(a) of the KME Disclosure Schedules, or that should have been set forth on Schedule 5.12(a) of the KME Disclosure Schedules pursuant to Section 5.12(a), (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of the KME party thereto and, to the knowledge of KME, each of the other parties thereto, and are, to the knowledge of KME, enforceable by the KME party, to the extent a party thereto, in accordance with their terms, except as such enforcement may be limited by the Enforceability Exceptions, (ii) none of the KME parties thereto or, to the knowledge of KME, any other party to such Contracts is in material breach or material default, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or material default by KME, or permit termination or acceleration by the other party thereto, under any such Contract, (iii) KME has not received any written or, to the knowledge of KME, oral claim or notice of material breach of or material default under any such Contract, (iv) KME has not received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract, or amend the terms thereof (other than modifications in the ordinary course of business), and (v) KME has not waived any material rights under any such Contract.

5.13 Benefit Plans.

(a) Schedule 5.13(a) of the KME Disclosure Schedules sets forth a true and complete list of any Benefit Plan established or maintained for the benefit of any Aerospace Business Employee (“Aerospace Business Benefit Plan”). Neither KME nor any of its Subsidiaries maintains or contributes to or has any material lability with respect to any Benefit Plan relating to any Aerospace Business Employee, whether or not subject to ERISA, which is not an Aerospace Business Benefit Plan.

(b) With respect to each Aerospace Business Benefit Plan on Schedule 5.13(a) of the KME Disclosure Schedules, KME has delivered or made available to SEDA and its Representatives correct and complete copies of, if applicable (i) all plan documents and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto), and written descriptions of any Aerospace Business Benefit Plans which are not in writing; (ii) the most recent annual and periodic accounting of plan assets; (iii) the most recent actuarial valuation; and (iv) all material communications with any Governmental Authority concerning any matter that is still pending or for which KME or its Subsidiaries has any outstanding liability or obligation with respect to the Aerospace Business.

(c) Except as would not, individually or in the aggregate, be material to the Aerospace Business, (i) each Aerospace Business Benefit Plan has been administered and enforced in accordance with its terms and the requirements of all applicable Laws, and has been maintained, where required, in good standing with applicable regulatory authorities and Governmental Authorities; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending or threatened; (iv) all contributions, premiums and other payments (including any special contribution, interest or penalty) required to be made with respect to an Aerospace Business Benefit Plan have been timely made; (v) all benefits accrued under any unfunded Aerospace Business Benefit Plan have been paid, accrued, or otherwise adequately reserved in accordance with IFRS and are reflected on the Aerospace Business Pro Forma Management Accounts; (vi) no Aerospace Business Benefit Plan provides for retroactive increases in contributions, premiums or other payments in relation thereto; (vii) all old age pension benefits provided under an Aerospace Business Benefit Plan have been adjusted regularly as required by Section 16 of the German Company Pension Act (BetrAVG) or, where applicable, by equivalent provisions of foreign law or contractual provisions, and no backlog adjustments (nachholende Anpassungen) must be made for periods until the Closing Date; and (viii) neither KME nor any Subsidiary has incurred any obligation in connection with the termination of, or withdrawal from, any Aerospace Business Benefit Plan.

(d) Except as would not, individually or in the aggregate, be material to the Aerospace Business, to the extent applicable, the present value of the accrued benefit Liabilities (whether or not vested) under each Aerospace Business Benefit Plan, determined as of the end of the Aerospace Business’s most recently ended fiscal year on the basis of reasonable actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such Aerospace Business Benefit Plan allocable to such benefit Liabilities.

(e) The consummation of the Transactions will not, either alone or in combination with another event: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation under any Aerospace Business Benefit Plan; or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any Aerospace Business Employees under any Aerospace Business Benefit Plan.

(f) Except to the extent required by applicable Law, neither KME nor any of its Subsidiaries provides health or welfare benefits to any former or retired Aerospace Business Employee or is obligated to provide such benefits to any active Aerospace Business Employee following such Aerospace Business Employee’s retirement or other termination of employment or service.

(g) No Aerospace Business Benefit Plan provides for the gross-up of any Taxes that may be imposed by any applicable Law.

5.14 Labor Matters.

(a) Schedule 5.14(a) of the KME Disclosure Schedules contains a list of all Aerospace Business Employees as of the date hereof setting forth staff number, service date for recognition of service years and actual total target salary (Jahreszieleinkommen).

(b) Schedule 5.14(b) of the KME Disclosure Schedules contains a list of any collective bargaining agreement or any other agreement with any works council, trade union or other employee representative body to which a member of the KME Group (with respect to the Aerospace Business) is a party to. There has not occurred or been threatened any strike, slow-down, lockout, picketing, work-stoppage, or other similar labor activity with respect to any such employees except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There are no unresolved labor controversies (including unresolved grievances and age, claims regarding any enhanced benefits or other discrimination claims) that are pending or threatened in writing between any member of the KME Group and any Aerospace Business Employee except as would not, individually or in the aggregate, have a Material Adverse Effect.

(c) The KME Group in relation to the Aerospace Business Employees (i) is and has been since the date that is two (2) years prior to the date hereof, in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, classification of individuals as employees or independent contractors, health and safety, wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or oral notice that there is any pending Action involving unfair labor practices against any member of the KME Group, (ii) is not liable for any material past due arrears of wages or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the knowledge of KME, threatened in writing against the KME Group (in relation to the Aerospace Business Employees) alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(d) To the knowledge of KME, no current or former Aerospace Business Employee is in violation of (i) any restrictive covenant, nondisclosure obligation or fiduciary duty to KME Group (in relation to the Aerospace Business Employees) or (ii) any restrictive covenant or nondisclosure obligation to a former employer or engager of any such individual, in each case except as would not reasonably be expected to have a Material Adverse Effect.

(e) No Senior Aerospace Employee has provided written or, to the knowledge of KME, oral notice of his or her plan to terminate his or her employment.

(f) No member of the KME Group is a party to a settlement agreement with a current or former officer, employee or independent contractor that involves allegations relating to sexual harassment or sexual misconduct by an Aerospace Business Employee. In the three (3) years prior to the date of this Agreement, no formal allegations of sexual harassment or sexual misconduct have been made against an Aerospace Business Employee.

5.15 Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions or the Aerospace Business Transfer based upon arrangements made by KME for which KME has any obligation.

5.16 Absence of Changes.

(a) In the six (6) months prior to the date of this Agreement, there has not been a Material Adverse Effect in respect of the Aerospace Business Assets.

(b) Since the date that is the six (6) months prior to the date of this Agreement through the date of this Agreement, the Aerospace Business (i) has, in all material respects, conducted its businesses and operated its assets or properties in the ordinary course of business consistent with past practice, and (ii) has not taken any action that would require the consent of SEDA pursuant to Section 9.01 if such action had been taken on or after the date hereof.

5.17 Affiliate Agreements. Other than (i) any employment or option agreements entered into in the ordinary course of business by the Aerospace Business or standard employment agreements or offer letters, (ii) the supply agreement with KME, (iii) the U.S. Sales Agency Agreement, and (iv) any Contract or business arrangement solely among the Aerospace Business, none of KME, its Affiliates, or its or their stockholders, directors or officers is a party to any Contract or business arrangement with the Aerospace Business.

5.18 Certain Business Practices.

(a) The operations of the Aerospace Business are and, since the date that is three (3) years prior to the date hereof, have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Aerospace Business with respect to any of the foregoing is pending or, to the knowledge of KME, threatened.

(b) The Aerospace Business is not or, since the date that is two (2) years prior to the date hereof, has not been the subject of any investigation, inquiry or enforcement proceedings regarding any offence or alleged offence relating to the evasion of Tax or its facilitation, and no such investigation, inquiry or enforcement proceedings are pending or, to the knowledge of KME, threatened and, to the knowledge of KME, there are no circumstances reasonably likely to give rise to any such investigation, inquiry or proceedings.

5.19 Sanctions; Anti-Corruption Laws.

(a) Since January 1, 2022, KME Germany, KME Mansfeld or KME America have conducted the Aerospace Business in compliance with all applicable Anti-Corruption Laws and Sanctions in all material respects.

(b) Neither the Aerospace Business, nor any of the directors, officers, employees, and to its knowledge agents, of KME Germany, KME Mansfeld or KME America or any other Representative acting on behalf of the Aerospace Business, (i) is a Sanctioned Person, (ii) since January 1, 2022, has had any transactions, business or financial dealings involving, directly or knowingly indirectly, a Sanctioned Jurisdiction or Sanctioned Person, or (iii) has offered, paid, given, promised to pay or give or authorized the payment or gift of anything of value, directly or indirectly through third parties, to any Public Official or other Person, for purposes of improperly (A) influencing any act or decision of any Public Official or other Person in his or her official capacity or relevant function; (B) inducing such Public Official or other Person to do or omit to do any act in violation of his or her lawful duty or relevant function; (C) securing or retaining business, an advantage in business or any other improper benefit; or (D) inducing such Public Official or other Person to use his or her influence with a government, Governmental Authority, commercial enterprise owned or controlled by any government (including state owned or controlled facilities), or any other Person in order to assist the Aerospace Business.

(c) Since January 1, 2022, the Aerospace Business has not received any written notice from any Governmental Authority asserting any violation or non-compliance with any Anti-Corruption Laws or Sanctions. To the knowledge of KME, there is no pending or threatened investigation, litigation, subpoena, complaint, self-disclosure, request for information or any other proceeding by a Governmental Authority that address any allegations or information that KME Germany, KME Mansfeld and KME America have operated the Aerospace Business in violation of Anti-Corruption Laws or Sanctions.

(d) KME Germany, KME Mansfeld or KME America have in place policies, procedures, and controls applicable to the Aerospace Business that are reasonably designed to promote compliance by the Aerospace Business and its directors, officers, employees and agents with Anti-Corruption Laws or Sanctions.

5.20 Permits. The Aerospace Business does not require any Permits to lawfully own, lease or operate its properties and assets and to conduct its business as currently conducted under applicable Law.

5.21 Proxy Statement/Prospectus. None of the information relating to KME or the Aerospace Business supplied or to be supplied by KME, or by any other Person acting on behalf of the Aerospace Business in writing specifically for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, as of the date of the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to the SEDA Shareholders, at the time of the SEDA Meeting or the Exchange, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that, notwithstanding the foregoing provisions of this Section 5.21, no representation or warranty is made by KME with respect to information or statements made or incorporated by reference in the Proxy Statement/Prospectus that were not supplied by or on behalf of KME or the Aerospace Business for use therein.

5.22 Independent Investigation. KME acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Transactions, it has relied solely upon the express representations and warranties of SEDA set forth in this Agreement (including the related portions of the SEDA Disclosure Schedules)

and in any certificate delivered to KME pursuant hereto; and (b) none of SEDA or its Representatives have made any representation or warranty as to SEDA or this Agreement, except as expressly set forth in this Agreement (including the related portions of the SEDA Disclosure Schedules) or in any certificate delivered to KME pursuant hereto.

5.23 No Additional Representations and Warranties. Except as provided in this ARTICLE V, neither KME nor the Aerospace Business nor any of their Affiliates, nor any of their respective directors, managers, officers, employees, equity holders, partners, members or representatives, has made, or is making, any representation or warranty whatsoever to Cunova, SEDA, PubCo or their respective Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided to Cunova, SEDA, PubCo or their respective Affiliates.

5.24 Tax Matters. None of KME, KME Germany, KME Mansfeld nor KME America has any knowledge of any facts or circumstances that would to the knowledge of KME reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARAGON

Except as set forth in the Paragon Disclosure Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to, qualification of or disclosure for the purposes of such representation, warranty or covenant is reasonably apparent on the face of the disclosure in such Schedule), Paragon represents and warrants to SEDA and to PubCo, as of the date hereof and as of Closing (other than in the case of representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct as of such specified time), as follows:

6.01 Corporate Organization of PP Holding.

(a) Paragon is a duly established partnership (geschlossene Investment KG) and PP Holding is a duly incorporated company, each validly existing under the Laws of the jurisdiction of their formation. Each of Paragon and PP Holding has all requisite corporate power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted in all material respects. Neither Paragon nor PP Holding is in violation of any provision of its Organizational Documents in any material respect.

(b) PP Holding is duly licensed or qualified, and if applicable, in good standing in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Paragon to enter into this Agreement or consummate the Transactions.

(c) The copies of PP Holding’s certificate of incorporation, memorandum of association and articles of association previously made available by Paragon to SEDA and its Representatives are true, correct and complete and are in effect as of the date of this Agreement.

6.02 Due Authorization; Shareholder Approval; Vote Required.

(a) Paragon, as at the date hereof, has all requisite corporate power and authority to execute and deliver this Agreement and each ancillary agreement to this Agreement to which it is a party and, as at the Closing Date, will have (subject to the approvals described in Section 6.05) all requisite corporate power and authority to execute, deliver and perform this Agreement and each ancillary agreement to this Agreement to which it is a party and to consummate the Transactions. The performance of this Agreement and such ancillary agreements and the consummation of the Transactions will, as at the Closing Date, have been duly and validly authorized by all necessary corporate approvals of Paragon, and no other corporate proceeding on the part of Paragon is necessary to authorize this Agreement or such ancillary agreements, or Paragon’s performance hereunder or thereunder. This Agreement has been, and each ancillary agreement to which Paragon is a party will be when delivered, duly and validly executed and delivered by Paragon and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each such ancillary agreement when delivered will constitute, a legal, valid and binding obligation of Paragon, enforceable against Paragon in accordance with its terms, subject to the Enforceability Exceptions.

(b) PP Holding, as at the date hereof, has all requisite corporate power and authority to execute and deliver this Agreement and each ancillary agreement to this Agreement to which it is a party and, as at the Closing Date, will have (subject to the approvals described in Section 6.05) all requisite corporate power and authority to execute, deliver and perform this Agreement and each ancillary agreement to this Agreement to which it is a party and to consummate the Transactions. The performance of this Agreement and such ancillary agreements and the consummation of the Transactions will be duly and validly authorized and approved by the PP Holding Shareholder Approval, as of the Closing Date. No other corporate proceeding on the part of PP Holding is necessary to authorize this Agreement or such ancillary agreements or PP Holding’s performance hereunder or thereunder. This Agreement has been, and each such ancillary agreement will be, duly and validly executed and delivered by PP Holding and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of PP Holding, enforceable against PP Holding in accordance with its terms, subject to the Enforceability Exceptions.

(c) The managing directors of each of Paragon and PP Holding: (i) approve this Agreement and the Transactions; (ii) determine that the Transactions are respectively in the best interests of Paragon and the stockholders of Paragon, and of PP Holding and the stockholders of PP Holding; and (iii) authorize and approve the execution, delivery and performance of this Agreement and the Transactions on the terms and subject to the conditions set forth herein.

6.03 Ownership.

(a) Paragon is the sole, legal and beneficial owner of and owns good and valid title to the PP Holding Shares set opposite Paragon’s name on Schedule 6.03(a) of the Paragon Disclosure Schedules (free and clear of any and all Liens). There are no proxies, voting rights, shareholders’ agreements or other agreements to which Paragon is a party or by which Paragon is bound, with respect to the voting or transfer of any of Paragon’s PP Holding Shares (other than this Agreement and any ancillary agreement thereto). No proceedings or demands are pending against Paragon that will result in, or would reasonably be expected to result in, the transfer to PubCo of the Paragon Exchanged Shares or, to the extent the Paragon Exchanged Shares are transferred as at the Closing Date, the Paragon Exchanged Shares being declared void.

(b) PP Holding is the sole, legal and beneficial owner of and owns good and valid title to the JV GmbH Shares set opposite PP Holding’s name on Schedule 6.03(b) of the Paragon Disclosure Schedules (free and clear of any and all Liens. There are no proxies, voting rights, shareholders’ agreements or other agreements to which PP Holding is a party or by which PP Holding is bound, with respect to the voting or transfer of any of PP Holding’s JV GmbH Shares (other than the JV GmbH Shareholders Agreement and this Agreement and any ancillary agreement thereto)).

6.04 No Conflict. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 6.05, the execution, delivery and performance of each of Paragon’s and PP Holding’s respective obligations under this Agreement and each ancillary agreement to this Agreement to which each of Paragon and PP Holding is a party, and the consummation by each of Paragon and PP Holding of the Transactions, do not and will not (a) conflict with or violate any provision of, or result in the breach of, the Organizational Documents of each of Paragon and PP Holding, as applicable, (b) conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to each of Paragon and PP Holding, or any of their respective properties or assets, or (c) result in the creation of any Lien upon any of the properties, equity or debt interests or assets of each of Paragon and PP Holding, respectively.

6.05 Governmental Authorities; Consents. Assuming the truth and accuracy of the representations of JV GmbH, SEDA, KME, PubCo and Merger Sub contained in this Agreement, no Consent of or with any Governmental Authority or any other notice, approval, consent, waiver or authorization from any Governmental Authority is required on the part of Paragon or PP Holding with respect to Paragon’s or PP Holding’s respective execution, delivery or performance of this Agreement and any ancillary agreements thereto or the consummation of the Transactions, other than such filings as are contemplated by this Agreement to the extent that Paragon and/or PP Holding is legally required to submit, or be a party to, such filings.

6.06 Capitalization.

(a) As of the date hereof, the registered share capital of PP Holding amounts to EUR 25,000 and is divided into 25,000 ordinary shares with consecutive numbers 1 to 25,000. Set forth on Schedule 6.06(a) of the Paragon

Disclosure Schedules is a true, correct and complete list of each holder of shares of PP Holding or other equity interests of PP Holding and the number of shares or other equity interests held by each such holder as of the date hereof. As of the date hereof, there are no other shares of common stock, preferred stock or other equity interests of PP Holding authorized, reserved, issued or outstanding. All such equity securities issued by PP Holding have been validly issued and allotted by PP Holding and have been fully paid up with due authorization and in compliance with applicable Law and PP Holding’s Organizational Documents in all material respects.

(b) There are (i) no subscriptions, calls, options, warrants, rights (including preemptive rights or rights of first refusal or first offer) or other securities convertible into or exchangeable or exercisable for shares of PP Holding or other equity interests of PP Holding, or any other Contracts to which PP Holding is a party or by which PP Holding is bound obligating PP Holding to issue or sell any shares of capital stock of, other equity interests in (whether or not outstanding) or debt securities of, PP Holding and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in PP Holding. There are no outstanding contractual obligations of PP Holding to repurchase, redeem or otherwise acquire any securities or equity interests of PP Holding.

(c) There are no outstanding bonds, debentures, notes or other Indebtedness of PP Holding having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which holders of PP Holding Shares may vote.

(d) PP Holding is not party to any shareholder agreements, voting agreement or registration rights agreement with respect to PP Holding’s equity interests. There are no outstanding contractual obligations of PP Holding to repurchase, redeem or otherwise acquire any of its equity interests or securities.

(e) PP Holding does not own, and has not at any time prior to this Agreement owned, any other right, property, asset or interest other than the issued and outstanding shares of capital stock or equity interests of JV GmbH.

6.07 Financial Statements.

(a) Attached as Schedule 6.07(a) of the Paragon Disclosure Schedules are the unaudited financial accounts of PP Holding as of December 31, 2023, December 31, 2022 and as of December 31, 2021 (the “PP Holding Latest Financials Date”) (collectively, the “PP Holding Unaudited Financial Statements”). The PP Holding Unaudited Financial Statements present fairly, in all material respects, the financial position, results of operations, income (loss), changes in shareholders’ equity and cash flows of PP Holding as of the dates and for the periods indicated in such PP Holding Unaudited Financial Statements in conformity with German GAAP. Accounting Standards consistently applied and in accordance with past practice and were derived from, and accurately reflect, in all material respects, the books and records of PP Holding.

(b) PP Holding has not been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of PP Holding. PP Holding, nor, to the knowledge of Paragon, any of its officers, directors or employees or other Representatives has received any material written complaint, allegation, assertion or claim regarding the accounting practices, procedures, methodologies or methods of PP Holding or its internal accounting controls, including any written complaint, allegation, assertion or claim that PP Holding has engaged in questionable accounting practices in any material respects.

(c) As of the date hereof, PP Holding does not have any Indebtedness.

6.08 Undisclosed Liabilities. There is no liability, debt or obligation of or against PP Holding (including Indebtedness) of a type required to be recorded or reflected on or reserved for or disclosed in a consolidated balance sheet of PP Holding, including the notes thereto, under German GAAP.

6.09 Litigation and Proceedings. There are no, and since its incorporation, there have been no, pending or, to the knowledge of Paragon, threatened Actions against PP Holding, or otherwise affecting PP Holding or any of its respective assets, including any condemnation or similar proceedings, that, individually or in the aggregate, would have a Material Adverse Effect.

PP Holding nor any of its property, assets or businesses is subject to any Governmental Order or, to the knowledge of Paragon, any continuing investigation by any Governmental Authority, in each case that, individually or in the aggregate, would be expected to have a Material Adverse Effect. There is no unsatisfied judgment or any open injunction binding upon PP Holding that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the ability of PP Holding to enter into and perform its obligations under this Agreement or any ancillary document thereto.

6.10 Holding Company. PP Holding is an investment holding company that holds shares in JV GmbH, and since its incorporation it has not conducted any business activity and has not incurred any liability since its incorporation other than normal operating costs and expenses related to its compliance with relevant Laws, its incorporation and its functions as an investment holding company. PP Holding is not a party to any Contract other than Contracts entered into in the ordinary course of its business as an investment holding company or for related purposes including compliance with applicable Laws and for the purpose of Transactions contemplated hereunder. PP Holding has not employed any employees since its incorporation.

6.11 Compliance with Laws.

(a) Except as has not had and would not have a Material Adverse Effect, PP Holding is, and since its incorporation, has been, in compliance in all material respects with applicable Laws. PP Holding has not received any written notice from any Governmental Authority of any non-compliance with, or violation of, any applicable Law by PP Holding, or by which any of PP Holding’s properties, assets, business or operations are or were bound or affected, at any time since its incorporation, which violation would have a Material Adverse Effect.

(b) Since its incorporation, (i) there has been no action taken by PP Holding or any officer, director, manager, or, to the knowledge of Paragon, any agent, representative or sales intermediary of PP Holding, in each case, acting on behalf of PP Holding, in violation of any applicable Anti-Corruption Law and (ii) PP Holding has not received any written notice or citation from a Governmental Authority for any actual or potential non-compliance with any applicable Anti-Corruption Law.

6.12 Absence of Changes.

(a) Since the PP Holding Latest Financials Date, there has not been a Material Adverse Effect in respect of PP Holding.

(b) From the PP Holding Latest Financials Date through the date of this Agreement, PP Holding (i) has, in all material respects, conducted its businesses and operated its assets or properties in the ordinary course of business consistent with past practice, and (ii) have not taken any action that would require the consent of SEDA pursuant to Section 9.01 if such action had been taken on or after the date hereof.

6.13 Proxy Statement/Prospectus. None of the information relating to Paragon or PP Holding supplied or to be supplied by Paragon or PP Holding, or by any other Person acting on behalf of Paragon or PP Holding in writing specifically for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, as of the date of the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to the SEDA Shareholders, at the time of the SEDA Meeting or the Exchange, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that, notwithstanding the foregoing provisions of this Section 6.13, no representation or warranty is made by Paragon or PP Holding with respect to information or statements made or incorporated by reference in the Proxy Statement/Prospectus that were not supplied by or on behalf of Paragon or PP Holding for use therein.

6.14 Independent Investigation. Each of Paragon and PP Holding acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Transactions, it has relied solely upon the express representations and warranties of SEDA set forth in this Agreement (including the related portions of the SEDA Disclosure Schedules) and in any certificate delivered to Paragon and PP Holding pursuant hereto; and (b) none of SEDA or its Representatives have made any representation or warranty as to SEDA or this Agreement, except as expressly set forth in this Agreement (including the related portions of the SEDA Disclosure Schedules) or in any certificate delivered to Paragon or PP Holding pursuant hereto.

6.15 Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by Paragon or PP Holding or any of their Affiliates for which PP Holding has any obligation.

6.16 No Additional Representations and Warranties. Except as provided in this ARTICLE VI, neither Paragon nor PP Holding nor any of their Affiliates, nor any of their respective directors, managers, officers, employees, equity holders, partners, members or representatives, has made, or is making, any representation or warranty whatsoever to SEDA or its Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided to SEDA or its Affiliates.

6.17 Tax Matters.

(a) All income and other material Tax Returns required by Law to be filed by PP Holding have been timely filed, and all such Tax Returns are true, accurate, correct and complete in all material respects.

(b) All income and other material Taxes due and owing by PP Holding have been paid.

(c) PP Holding has (i) withheld all material Taxes required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor,

creditor, shareholder or any other party as required by Tax Law, (ii) remitted, or will remit on a timely basis, such Taxes to the appropriate Taxation Authority, and (iii) complied in all material respects with applicable Law in relation to Tax (as the case may be) with respect to Tax withholding.

(d) There are no ongoing or pending audits, examinations, investigations, disputes or other proceedings against PP Holding in respect of any material amount of Tax, or notifications thereof, and no material Tax claims or assessments have been proposed in writing by any Taxation Authority against any of them which have not been resolved.

(e) Since its incorporation, PP Holding has not filed any Tax Returns or paid any Tax in any country other than Germany. No written claim has been made by any Taxation Authority in a jurisdiction where PP Holding does not file a Tax Return that PP Holding is or may be subject to material Taxes in that jurisdiction in respect of Taxes that would be the subject of such Tax Return that has not since been resolved.

(f) PP Holding has not, and has never had, a branch or permanent establishment in any country other than the country of its organization.

(g) PP Holding has registered for purposes of sales Tax, use Tax, Transfer Taxes, VAT or any similar Tax in all jurisdictions where it has determined that it is required by Law to be so registered, and has complied in all material respects with all Laws relating to such Taxes.

(h) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of PP Holding and no written request for any such waiver or extension is currently pending.

(i) PP Holding has not requested or entered into a closing agreement, private letter ruling technical advice memorandum, advance pricing agreement or similar agreement with any Taxation Authority that could reasonably be expected to materially affect the Taxes of PP Holding after the Closing Date, nor is any such request outstanding.

(j) PP Holding is not a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or treated as a U.S. corporation under Section 7874(b) of the Code.

(k) There are no Liens with respect to material amounts of Taxes on any of the assets of PP Holding, other than Permitted Liens.

(l) PP Holding has not participated in any “listed transaction,” as defined in U.S. Treasury Regulation Section 1.6011-4.

(m) PP Holding has no material Liability for the Taxes of another Person (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract (in each case, excluding commercial agreements entered into in the ordinary course of business, the primary purpose of which is not the sharing of Taxes). PP Holding is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement, fiscal unity (Organschaft) or similar agreement (excluding commercial agreements entered into in the ordinary course of business, the primary purpose of which is not the sharing of Taxes) with respect to Taxes under which PP Holding could be liable after the Closing Date for any material Tax liability of any Person other than PP Holding.

(n) PP Holding has no knowledge of any facts or circumstances that would to the knowledge of Paragon reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(o) PP Holding is treated as a corporation for U.S. federal income tax purposes, and has not taken or agreed to take any action, and has not taken or agreed to make any election, that could reasonably be expected to cause PP Holding to not be treated as a corporation for U.S. federal income tax purposes.

(p) PP Holding is in compliance with all applicable transfer pricing Laws and regulations in all material respects.

(q) All records which PP Holding is required to keep in respect of Taxes under applicable Law or which would be needed to substantiate any claim made or position taken in relation to Taxes by PP Holding, have been duly kept and maintained in all material respects.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF SEDA

Except as set forth in the SEDA Disclosure Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to, qualification of or disclosure for the purposes of such representation, warranty or covenant is reasonably apparent on the face of the disclosure in such Schedule) or in the SEC Reports filed or furnished by SEDA prior to the date hereof (excluding any disclosures in such SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and any other disclosures that are predictive, cautionary or forward-looking in nature) (it being understood that nothing disclosed in such SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Sections 7.04 (Litigation and Proceedings), 7.06 (Financial Ability; Trust Account), 7.13 (Tax Matters), and 7.14 (Capitalization)), SEDA represents and warrants to JV GmbH, the Shareholders and PubCo, as of the date hereof and as of Closing (other than in the case of representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct as of such specified time), as follows:

7.01 Corporate Organization.

(a) SEDA is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. SEDA has all requisite corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. SEDA has made available to JV GmbH accurate and complete copies of its Organizational Documents, each as currently in effect. SEDA is not, and at all times has not been, in violation of any provision of its Organizational Documents in any material respect.

(b) SEDA is duly licensed or qualified and in good standing in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of SEDA to enter into this Agreement or consummate the Transactions.

7.02 Due Authorization.

(a) SEDA has all requisite corporate power and authority to execute and deliver this Agreement and each ancillary agreement to this Agreement to which it is a party and, upon receipt of the SEDA Shareholder Approval, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement and such ancillary agreements and the consummation of the Transactions have been duly, validly and unanimously authorized and approved by the boards of directors of SEDA and, except for the SEDA Shareholder Approval, no other corporate proceeding on the part of SEDA is necessary to authorize this Agreement or such ancillary agreements or SEDA’s performance hereunder or thereunder. This Agreement has been, and each ancillary agreement to which SEDA is a party will be when delivered, duly and validly executed and delivered by SEDA and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each such ancillary agreement when delivered will constitute, a legal, valid and binding obligation of SEDA, enforceable against SEDA in accordance with its terms, subject to the Enforceability Exceptions.

(b) The SEDA Board has unanimously: (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of SEDA and its shareholders; (ii) determined that the aggregate fair market value of the equity interests in JV GmbH and PP Holding is equal to at least eighty percent (80%) of the amount held in the Trust Account (less any taxes payable on interest earned) as of the date hereof; (iii) approved the transactions contemplated by this Agreement as a Business Combination; and (iv) subject to the terms of this Agreement, resolved to recommend to SEDA Shareholders approval of the Transactions.

7.03 No Conflict. The execution, delivery and performance of this Agreement by SEDA and, upon receipt of the SEDA Shareholder Approval, the consummation of the Transactions do not and will not (a) conflict with or violate any provision of, or result in the breach of, SEDA’s Organizational Documents, (b) conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to SEDA or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, or accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which SEDA is a party or by which its assets or properties may be bound or affected or (d) result in the creation of any Lien upon any of the properties or assets of SEDA, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of SEDA to enter into and perform their respective obligations under this Agreement.

7.04 Litigation and Proceedings. There are no pending or, to the knowledge of SEDA, threatened Actions against SEDA, or, to the knowledge of SEDA, any of its directors, managers, officers or employees (in their capacity as such) or otherwise affecting SEDA or its assets, including any condemnation or similar proceedings, that, if determined adversely, would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of SEDA to enter into and perform its obligations under this Agreement. There is no unsatisfied judgment or open injunction binding upon SEDA that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of SEDA to enter into and perform its obligations under this Agreement.

7.05 Governmental Authorities; Consents. Subject to receipt of the SEDA Shareholder Approval, no Consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of SEDA with respect to SEDA’s execution or delivery of this Agreement or the consummation of the Transactions, other than (a) such filings as are contemplated by this Agreement, (b) any filings required with NYSE or the SEC with respect to the Transactions, (c) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” Securities Laws, and the rules and regulations thereunder, and (d) where the failure to obtain such Consents or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to adversely affect the ability of SEDA to perform or comply with on a timely basis any material obligation under this Agreement or any ancillary agreement hereto to which it is a party or to consummate the Transactions.

7.06 Financial Ability; Trust Account.

(a) As of the date hereof, there is at least $142,947,548.99 invested in a U.S.-based trust account (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated October 28, 2021, as amended on October 27, 2023, by and between SEDA and the Trustee (the “Trust Agreement”). Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with and pursuant to the Trust Agreement, the Extension, SEDA’s Organizational Documents and SEDA’s final prospectus dated October 28, 2021. Following the Extension, amounts in the Trust Account are invested in an interest-bearing demand deposit account. SEDA has performed all material obligations required to be performed by it to date under, and is not in material default or breach under or materially delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred that, with or without notice or lapse of time or both, would constitute such a default or breach thereunder. As of the date hereof, there are no claims or proceedings pending with respect to the Trust Account. As of the date hereof, SEDA has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Exchange, the obligations of SEDA to dissolve or liquidate pursuant to SEDA’s Organizational Documents shall terminate, and as of the Exchange, SEDA shall have no obligation whatsoever pursuant to SEDA’s Organizational Documents to dissolve and liquidate the assets of SEDA by reason of the consummation of the Transactions. To SEDA’s knowledge, as of the date hereof, following the Exchange, no SEDA Shareholder shall be entitled to receive any amount from the Trust Account except to the extent such SEDA Shareholder is a Redeeming Shareholder. There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports to be inaccurate or that would entitle any Person (other than a Redeeming Shareholder) to any portion of the proceeds in the Trust Account.

(b) As of the date hereof, assuming the accuracy of the representations and warranties of JV GmbH contained herein and the compliance by JV GmbH with its obligations hereunder, SEDA has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SEDA on the Closing Date (net of obligations with respect to redemptions and the payment of Taxes and other permitted payments or distributions).

(c) As of the date hereof, SEDA does not have any present intention, agreement, arrangement or understanding to enter into or incur any obligations with respect to or under any Indebtedness.

7.07 Brokers’ Fees. Except fees described on Schedule 7.07 of the SEDA Disclosure Schedules (including the amounts owed with respect thereto), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by SEDA or any of its Affiliates, including the Sponsor.

7.08 SEC Reports; Financial Statements.

(a) SEDA has filed in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since December 13, 2021 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “SEC Reports”). None of the SEC Reports, as of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of SEDA as of the respective dates thereof and the results of its operations and cash flows for the respective periods then ended.

(b) SEDA maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to SEDA is made known to SEDA’s principal executive officer and its principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To the knowledge of SEDA, such disclosure controls and procedures are effective in timely alerting SEDA’s principal executive officer and principal financial officer to material information required to be included in SEDA’s periodic reports required under the Exchange Act.

(c) SEDA maintains a system of internal controls that are designed and sufficient to provide reasonable assurance regarding the reliability of SEDA’s financial reporting and the preparation of the SEDA Financials for external purposes in accordance with GAAP.

(d) There are no outstanding loans or other extensions of credit made by SEDA to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SEDA. SEDA has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) Except as described on Schedule 7.08(e) of the SEDA Disclosure Schedules, neither SEDA (including any employee thereof) nor SEDA’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by SEDA, (ii) any fraud, whether or not material, that involves SEDA’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by SEDA or (iii) any claim or allegation regarding any of the foregoing.

(f) As of the date hereof, to the knowledge of SEDA, there are no outstanding SEC comments from the SEC with respect to the SEC Reports and none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation.

7.09 Business Activities; Absence of Changes.

(a) Since its incorporation, SEDA has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in SEDA’s Organizational Documents, there is no agreement, commitment or Governmental Order binding upon SEDA or to which SEDA is a party that has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of SEDA or any acquisition of property by SEDA or the conduct of business by SEDA as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of SEDA to enter into and perform its obligations under this Agreement.

(b) SEDA does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement, the Contracts expressly contemplated hereby and the Transactions, SEDA has no interests, rights, obligations or liabilities with respect to, and is not party to or bound by, and does not have its assets or property subject to, in each case, whether directly or indirectly, any Contract or transaction that is, or could reasonably be interpreted as constituting, a Business Combination.

(c) As of the date hereof and except for this Agreement and the Contracts expressly contemplated hereby or as set forth on Schedule 7.09(c) of the SEDA Disclosure Schedules, SEDA is not party to any Contract with any other Person that would require payments by SEDA or any of its Subsidiaries after the date hereof in excess of $10,000 in the aggregate (other than this Agreement and the Contracts expressly contemplated hereby, Contracts set forth on Schedule 7.09(c) of the SEDA Disclosure Schedules and any such payments to be made as SEDA Transaction Expenses).

(d) Except as set forth on Schedule 7.09(d) of the SEDA Disclosure Schedules, as of the date hereof, there is no liability, debt or obligation of SEDA that would be required to be set forth or reserved for on a consolidated balance sheet of SEDA prepared in accordance with GAAP consistently applied and in accordance with past practice, except for Liabilities, debts or obligations (i) reflected or reserved for on the SEDA Financials or disclosed in the notes thereto (other than any such Liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to SEDA), (ii) that have arisen since the date of the SEDA Financials in the ordinary course of the operation of business of SEDA, (iii) disclosed in the SEDA Disclosure Schedules, or (iv) for professional fees, including with respect to legal and accounting advisors incurred by SEDA in connection with the Transactions.

(e) Except as provided for in the SEDA Financials, SEDA has no material Indebtedness.

(f) Since the incorporation of SEDA, there has not been any event or occurrence that has had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of SEDA to enter into and perform its obligations under this Agreement.

7.10 Form F-4 and Proxy Statement/Prospectus. None of the information relating to SEDA supplied or to be supplied by SEDA, or by any other Person acting on behalf of SEDA in writing specifically for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, as of the date of the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to the SEDA Shareholders, at the time of the SEDA Meeting or at the Exchange, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that, notwithstanding the foregoing provisions of this Section 7.10, no representation or warranty is made by SEDA with respect to information or statements made or incorporated by reference in the Proxy Statement/Prospectus that were not supplied by or on behalf of SEDA for use therein.

7.11 Independent Investigation. SEDA acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Transactions, it has relied solely upon the express representations and warranties of JV GmbH, KME and Paragon set forth in this Agreement (including the related portions of the JV GmbH Disclosure Schedules, the KME Disclosure Schedules, and the Paragon Disclosure Schedules) and in any certificate delivered to SEDA pursuant hereto; and (b) none of JV GmbH, KME, Paragon or their respective Representatives has made any representation or warranty as to JV GmbH, KME, Paragon or this Agreement, except as expressly set forth in this Agreement (including the related portions of the JV GmbH Disclosure Schedules, the KME Disclosure Schedules, and the Paragon Disclosure Schedules) or in any certificate delivered to SEDA pursuant hereto.

7.12 No Additional Representations and Warranties. Except as provided in this ARTICLE VII, neither SEDA nor its Affiliates, nor any of their respective directors, managers, officers, employees, equity holders, partners, members or representatives, has made, or is making, any representation or warranty whatsoever to JV GmbH, KME, Paragon or their respective Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided to JV GmbH, KME, Paragon or their respective Affiliates.

7.13 Tax Matters.

(a) All income and other material Tax Returns required by Law to be filed by SEDA have been timely filed, and all such Tax Returns are true, accurate, correct and complete in all material respects.

(b) All income and other material Taxes due and owing by SEDA have been paid.

(c) SEDA has (i) withheld all material Taxes required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other party as required by Tax Law, (ii) remitted, or will remit on a timely basis, such Taxes to the appropriate Taxation Authority, and (iii) complied in all material respects with applicable Law in relation to Tax (as the case may be) with respect to Tax withholding.

(d) There are no ongoing or pending audits, examinations, investigations, disputes or other proceedings against SEDA in respect of any material amount of Tax, or notifications thereof, and no material Tax claims or assessments have been proposed in writing by any Taxation Authority against any of them which have not been resolved.

(e) Since its incorporation, SEDA has not filed any Tax Returns or paid any Tax in any country other than the jurisdiction of its incorporation. No written claim has been made by any Taxation Authority in a jurisdiction where SEDA does not file a Tax Return that such entity is or may be subject to material Taxes in that jurisdiction in respect of Taxes that would be the subject of such Tax Return that has not since been resolved.

(f) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of SEDA and no written request for any such waiver or extension is currently pending.

(g) SEDA is not a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code nor treated as a U.S. corporation under Section 7874(b) of the Code.

(h) SEDA has not participated in any “listed transaction,” as defined in U.S. Treasury Regulation Section 1.6011-4.

(i) There are no Liens with respect to material amounts of Taxes on any of the assets of SEDA, other than Permitted Liens.

(j) SEDA does not have any material Liability for the Taxes of another Person (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract (in each case, excluding commercial agreements entered into in the ordinary course of business, the primary purpose of which is not the sharing of Taxes). SEDA is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement, fiscal unity or similar agreement (excluding commercial agreements entered into in the ordinary course of business, the primary purpose of which is not the sharing of Taxes) with respect to Taxes under which SEDA could be liable after the Closing Date for any material Tax liability of any Person.

(k) SEDA has not taken or agreed to take any action that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. SEDA does not have any knowledge of any facts or circumstances that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(l) SEDA is treated as a corporation for U.S. federal income tax purposes, and has not taken or agreed to take any action, and has not taken or agreed to make any election, that could reasonably be expected to cause SEDA to not be treated as a corporation for U.S. federal income tax purposes.

(m) All records which SEDA is required to keep in respect of Taxes under applicable Law or which would be needed to substantiate any claim made or position taken in relation to Taxes by SEDA, have been duly kept and maintained in all material respects.

7.14 Capitalization.

(a) As of the date hereof, SEDA has issued (i) 15,534 SEDA Units, each consisting of one SEDA Class A Share and one-half of one SEDA Warrant, (ii) 9,989,852 SEDA Public Warrants and (iii) 8,998,574 SEDA Private Warrants.

(b) SEDA is authorized to issue 500,000,000 SEDA Class A Shares, 50,000,000 SEDA Class B Shares and 5,000,000 SEDA Preference Shares, of which, as of the date hereof, 13,162,399 SEDA Class A Shares, 4,998,811 SEDA Class B Shares and 0 SEDA Preference Shares are issued and outstanding. All issued and outstanding SEDA Shares have been duly authorized and validly issued, are fully paid and nonassessable under applicable Law and were not issued in violation of any preemptive rights.

(c) All of the issued and outstanding SEDA Shares and all of the issued and outstanding SEDA Warrants (including the SEDA Private Warrants) (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, (iii) were not issued in breach or violation of any preemptive rights or Contract, except as disclosed in the SEC Reports and (iv) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Code Section 83.

(d) Except for SEDA Shares and/or SEDA Warrants (including the SEDA Private Warrants) issued or to be issued pursuant to the Warrant Agreement, the Working Capital Promissory Notes, the Extension Funding Promissory Notes and the Harebell Share Letter, as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for SEDA Shares or the equity interests of SEDA, or any other Contracts to which SEDA is a party or by which SEDA is bound obligating SEDA to issue or sell any share of, other equity interests in or debt securities of, SEDA, and (ii) no equity equivalents, stock or share appreciation rights, phantom stock or share ownership interests or similar rights in SEDA. Except as disclosed in the SEC Reports or in SEDA’s Organizational Documents, there are no outstanding contractual obligations of SEDA to repurchase, redeem or otherwise acquire any securities or equity interests of SEDA. There are no outstanding bonds, debentures, notes or other Indebtedness of SEDA having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the SEDA Shareholders may vote. Except as disclosed in the SEC Reports, SEDA is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to SEDA Shares or any other equity interests of SEDA.

7.15 NYSE Stock Market Quotation. The issued and outstanding SEDA Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “SEDA.U.” The issued and outstanding shares of SEDA Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “SEDA.” The issued and outstanding SEDA Warrants (excluding the SEDA Private Warrants) are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “SEDA.WS.” SEDA is in compliance with the rules of the NYSE and there is no action or proceeding pending or, to the knowledge of SEDA, threatened against SEDA by the NYSE or the SEC with respect to any intention by such entity to deregister the SEDA Shares, SEDA Warrants or SEDA Units or terminate the listing of SEDA Shares, SEDA Warrants or SEDA Units on the NYSE. None of SEDA or its Affiliates has taken any action in an attempt to terminate the registration of the SEDA Shares, SEDA Warrants or SEDA Units under the Exchange Act except as contemplated by this Agreement.

ARTICLE VIII

REPRESENTATIONS AND WARRANTIES OF PubCO AND MERGER SUB

Each of PubCo and Merger Sub, as to itself, represents and warrants to each of the Shareholders as of the date hereof and as of Closing, as follows:

8.01 Corporate Organization. Each of PubCo and Merger Sub is, as applicable, a company or limited liability company duly incorporated, validly existing and in good standing (to the extent applicable) under the Laws of its respective jurisdictions of formation. Each of PubCo and Merger Sub has, as applicable, the requisite corporate or limited liability company power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. Each of PubCo and Merger Sub is duly licensed or qualified and in good standing (to the extent applicable) in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of PubCo or Merger Sub to enter into this Agreement or consummate the Transactions. Each of PubCo and Merger Sub has made available to SEDA accurate and complete copies of its Organizational Documents, each as currently in effect. Each of PubCo and Merger Sub were, as applicable, validly and duly incorporated or formed in accordance with applicable Law and neither PubCo nor Merger Sub is in violation of any provision of its Organizational Documents in any material respect. PubCo is not restricted under applicable Law from owning, holding or investing in any entities or subsidiaries.

8.02 Due Authorization. Each of PubCo and Merger Sub has, as applicable, all requisite corporate or limited liability company power and authority to execute and deliver this Agreement and each ancillary agreement to this Agreement to which it is a party and, upon receipt of (i) the affirmative vote of the holder of the PubCo Shares passing the required shareholders’ resolutions (the “PubCo Shareholder Approval”) and (ii) the approval of the members and managers of Merger Sub (the “Merger Sub Member and Manager Approvals”), to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement and such ancillary agreements and the consummation of the Transactions have been duly, validly and unanimously authorized and approved by the directors of PubCo and the member and board of managers of Merger Sub and, except for the PubCo Shareholder Approval and the Merger Sub Member and Manager Approvals, no other corporate or limited liability company proceeding on the part of PubCo or Merger Sub is necessary to authorize this Agreement or such ancillary agreements, or PubCo’s or Merger Sub’s performance hereunder or thereunder. This Agreement has been, and each ancillary agreement to which PubCo or Merger Sub is a party will be when delivered, duly and validly executed and delivered by PubCo or Merger Sub and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each such ancillary agreement when delivered will constitute, a legal, valid and binding obligation of PubCo and Merger Sub, enforceable against PubCo and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

8.03 No Conflict. The execution, delivery and performance of this Agreement by PubCo and Merger Sub and, upon receipt of the PubCo Shareholder Approval and the Merger Sub Manager Approval, the consummation of the Transactions do not and will not (a) conflict with or violate any provision of, or result in the breach of, the Existing PubCo Articles and Merger Sub’s Organizational Documents, (b) conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to PubCo or Merger Sub or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, or accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which PubCo or Merger Sub is a party or by which their respective assets or properties may be bound or affected or (d) result in the creation of any Lien upon any of the properties or assets of PubCo or Merger Sub, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of PubCo and Merger Sub to enter into and perform their respective obligations under this Agreement.

8.04 Governmental Authorities; Consents. Assuming the truth and accuracy of the representations and warranties of JV GmbH, KME, Paragon, PP Holding and SEDA as contained in this Agreement, subject to receipt of the PubCo Shareholder Approval and the Merger Sub Member and Manager Approvals, no Consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of PubCo or Merger Sub with respect to PubCo’s or Merger Sub’s execution or delivery of this Agreement or the consummation of the Transactions, other than (a) such filings as are contemplated by this Agreement, (b) any filings required with any Approved Stock Exchange or the SEC with respect to the Transactions, (c) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” Securities Laws, and the rules and regulations thereunder, and (d) where the failure to obtain such Consents or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to adversely affect the ability of PubCo or Merger Sub to perform or comply with on a timely basis any material obligation under this Agreement or any ancillary agreement hereto to which it is a party or to consummate the Transactions.

8.05 Brokers’ Fees. Except fees described on Schedule 7.07 of the SEDA Disclosure Schedules (including the amounts owed with respect thereto), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by PubCo or Merger Sub or any of its Affiliates.

8.06 Business Activities; Absence of Changes.

(a) Each of PubCo and Merger Sub was, as applicable, incorporated or formed solely for the purpose of effecting the Transactions. Since its incorporation or formation (as applicable), neither PubCo nor Merger Sub have conducted any business activities other than activities directed toward the accomplishment of a Business Combination or related to the incorporation of PubCo and Merger Sub. Except as set forth in the Existing PubCo Articles and Merger Sub’s Organizational Documents, there is no agreement, commitment or Governmental Order binding upon PubCo or Merger Sub, or to which PubCo or Merger Sub is a party that has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of PubCo or Merger Sub, or any acquisition of property by PubCo or Merger Sub or the conduct of business by PubCo or Merger Sub as currently conducted, other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of PubCo or Merger Sub to enter into and perform its obligations under this Agreement.

(b) Neither PubCo nor Merger Sub own or have a right to acquire any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity (other than PubCo’s holding of Merger Sub).

(c) As of the date hereof and except for this Agreement and the Contracts expressly contemplated hereby, neither PubCo nor Merger Sub is party to any Contract with any other Person that would require payments by PubCo or Merger Sub or any of its Subsidiaries after the date hereof (excluding any such payments to be made as SEDA Transaction Expenses).

(d) As of the date hereof, there is no liability, debt or obligation (actual or contingent) of PubCo or Merger Sub that would be required to be set forth or reserved for on a consolidated balance sheet of PubCo or Merger Sub, except for Liabilities, debts or obligations in the ordinary course of the operation of business of PubCo or Merger Sub, or for professional fees, including with respect to legal and accounting advisors incurred by PubCo or Merger Sub in connection with the Transactions.

(e) Neither PubCo nor Merger Sub have material Indebtedness.

(f) Since, as applicable, the incorporation or formation of PubCo or Merger Sub, there has not been any event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of PubCo or Merger Sub to enter into and perform its obligations under this Agreement.

8.07 Capitalization. The validly issued share capital of PubCo consists of 1 ordinary share of £1 and 1 redeemable preference share of £50,000 as of the date hereof. The authorized company capital of Merger Sub consists of 100 Merger Sub Units, of which 100 Merger Sub Units are issued and outstanding as of the date hereof. All of the issued and outstanding PubCo Shares and Merger Sub Units, including for the avoidance of doubt, any PubCo Shares and Merger Sub Units that will be issued pursuant to the Transactions, (i) have been, or will be prior to such issuance, duly authorized and have been, or will be at the time of issuance, validly issued and fully paid, (ii) were, or will be, issued, in compliance in all material respects with applicable Law, and (iii) were not, and will not be, issued in breach or violation of any preemptive rights or Contract.

8.08 Investment Company Act. Neither PubCo nor Merger Sub is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” or required to register as an “investment company,” in each case within the meaning of the Investment Company Act.

8.09 Proxy Statement/Prospectus. None of the information relating to PubCo or Merger Sub supplied or to be supplied by PubCo or Merger Sub, or by any other Person acting on behalf of PubCo or Merger Sub, specifically for inclusion or incorporation by reference in (a) any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) or stock exchange (including the NYSE) with respect to the Transactions; (b) the Form F-4 (including the Proxy Statement/Prospectus contained therein); (c) this Agreement; or (d) the mailings or other distributions to holders of SEDA Shares, PubCo Shares or JV GmbH Shares and/or prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (d), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

8.10 Independent Investigation. Each of PubCo and Merger Sub has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of SEDA and acknowledges that it has been provided adequate access to the personnel, assets, books and records, and other documents and data of SEDA for such purpose. Each of PubCo and Merger Sub acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Transactions, it has relied solely upon its own investigation and the express representations and warranties of SEDA set forth in this Agreement (including the related portions of the SEDA Disclosure Schedules) and in any certificate delivered to PubCo or Merger Sub pursuant hereto; and (b) none of SEDA or its Representatives have made any representation or warranty as to SEDA or this Agreement, except as expressly set forth in this Agreement (including the related portions of the SEDA Disclosure Schedules) or in any certificate delivered to PubCo or Merger Sub pursuant hereto.

ARTICLE IX

COVENANTS OF PP HOLDING, JV GMBH, KME, Pubco and merger sub

9.01 Conduct of PP Holding, KME and JV GmbH. From the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms (the “Interim Period”), (x) PP Holding, (y) KME (with respect to the Aerospace Business) and (z) JV GmbH shall (and JV GmbH shall cause its Subsidiaries to), except as expressly contemplated by this Agreement, as required by applicable Law or pursuant to any COVID-19 Measures applicable to PP Holding, the Aerospace Business or JV GmbH and its Subsidiaries, as applicable, or as consented to by SEDA in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use commercially reasonable efforts to (i) conduct and operate its business in the ordinary course consistent with past practice, including to preserve the goodwill and present business relationships (contractual or otherwise) with its customers, suppliers, joint venture partners, distributors and creditors and others having material business relationships with it and retain its current officers and other key employees and (ii) comply in all material respects with all Laws applicable to it (and with respect to JV GmbH, its Subsidiaries) and their respective businesses, assets and employees. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement, as set forth in Section 9.01 of the JV GmbH Disclosure Schedule, as required by applicable Law or pursuant to any COVID-19 Measures applicable to PP Holding, the Aerospace Business or JV GmbH and its Subsidiaries or as consented to by SEDA in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), (x) PP Holding, (y) KME (with respect to the Aerospace Business) and (z) JV GmbH shall not (and JV GmbH shall cause its Subsidiaries not to), during the Interim Period:

(a) with respect to each of PP Holding and JV GmbH and its Subsidiaries, change or amend its certificate of incorporation, bylaws or other organizational documents except (i) in the case of PP Holding, JV GmbH and Cunova, for any such change or amendment made in the ordinary course of business and which will not have a material adverse impact on such company’s ability to perform its obligations under this Agreement or to consummate the Transactions or (ii) in the case of Cunova’s Subsidiaries, for any such change or amendment made in the ordinary course of business;

(b) except in the ordinary course of business in relation to Cunova’s wholly owned Subsidiaries (i) make, declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise with respect to any capital stock or other equity interests in PP Holding, JV GmbH or its Subsidiaries; (ii) effect any recapitalization, reclassification, split or other change in their capitalization; (iii) authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of their capital stock or securities convertible into or exchangeable for shares of their capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option or other commitment for the issuance of shares of their capital stock, or split, combine or reclassify any shares of their capital stock; or (iv) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of their capital stock or other equity interests;

(c) except in the ordinary course of business consistent with past practice or as otherwise permitted or not restricted by this Section 9.01, enter into, assume, assign, partially or completely amend or modify any material term of or terminate (excluding any expiration in accordance with its terms) any Contract of a type required to be listed on Schedule 4.13 of the JV GmbH Disclosure Schedules or on Schedule 5.12 of the KME Disclosure Schedules;

(d) sell, transfer, lease, pledge or otherwise encumber, abandon, cancel or convey or dispose of any assets, properties or businesses, including Leased Real Property, except for sales, transfers, leases, pledges or other encumbrances or dispositions of assets, properties or business (i) not in excess of $1,500,000 in the aggregate, (ii) as between JV GmbH and its Subsidiaries, (iii) in relation to the JV GmbH’s Subsidiaries, in the ordinary course of business and consistent with past practice or (iv) the creation of any pledge, encumbrance or other security interest over any land, property or assets of JV GmbH or its Subsidiaries to secure Indebtedness incurred by JV GmbH or its Subsidiaries in the ordinary course of business;

(e) in respect of JV GmbH or any of its Subsidiaries or KME in relation to the Aerospace Business, except as otherwise required by Law, the JV GmbH Benefit Plans or the Aerospace Business Benefit Plans, in effect on the date of this Agreement: (i) grant any material increase in compensation, benefits or severance to any key employee or manager with annual base compensation of more than $325,000, except in the ordinary course of business consistent with past practice; (ii) adopt, enter into or materially amend any JV GmbH Benefit Plan or Aerospace Business Benefit Plan other than in the ordinary course of business with respect to annual renewals; (iii) grant or provide any material bonus, severance or termination payments or benefits to any employee or director, except in connection with the promotion, hiring or firing of any employee (to the extent permitted by clause (iv) of this paragraph) in the ordinary course of business consistent with past practice; (iv) hire or dismiss any employee or any other individual who is providing or will provide services to JV GmbH or any of its Subsidiaries or the Aerospace Business, other than any employee with annual base compensation of less than $325,000 in the ordinary course of business consistent with past practice; or (v) reassign any Aerospace Business Employee so that they are no longer assigned to the Aerospace Business;

(f) in respect of JV GmbH or any of its Subsidiaries or KME in relation to the Aerospace Business, (i) take any action that would constitute a “mass layoff” or “plant closing” within the meaning of the Worker Adjustment and Retraining Notification Act or would otherwise trigger notice requirements under any similar Law relating to mass layoffs and plant closing, (ii) waive any restrictive covenant obligations of any current or former director, officer, employee or independent contractor, or (iii) enter into, modify, negotiate, renew, extend or terminate any collective bargaining agreement or recognize or certify any union, works council, labor organization, employee forum or other employee representative body;

(g) (i) fail to maintain its existence, (ii) enter into a new material line of business, (iii) purchase or otherwise acquire (whether by merging or consolidating with or purchasing any equity interest in or a substantial portion of the assets of) any business or any corporation, partnership, association, joint venture or other business organization or division thereof (other than in the ordinary course of business in relation to JV GmbH’s Subsidiaries), (iv) make any acquisition of any assets, business, equity interests or other properties or incur any liability or obligation in excess of $750,000 individually or $2,500,000 in the aggregate (other than in the ordinary course of business in relation to JV GmbH’s Subsidiaries), (v) sell, transfer, license, assign, fail to maintain or otherwise dispose of or encumber any of the material Intellectual Property pertaining to the business of JV GmbH or any of its Subsidiaries with a value in excess of $1,000,000 (other than in the ordinary course of business), or (vi) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of JV GmbH or any of its Subsidiaries (other than the Merger);

(h) make any capital expenditures (or commitment to make any capital expenditures) in excess of $750,000 individually or $2,500,000 in the aggregate other than any capital expenditure (or series of related capital expenditure) which is consistent in all material respects with JV GmbH’s annual capital expenditure budget for the periods following the date hereof;

(i) make any loans, advances or capital contributions to, or investments in, any other Person, other than, in relation to JV GmbH’s Subsidiaries, in the ordinary course of business consistent with past practice or between JV GmbH and its Subsidiaries;

(j) amend in a manner materially detrimental to the Aerospace Business or JV GmbH or any of its Subsidiaries, terminate, cancel, surrender, permit to lapse or fail to renew or maintain any material authorization from a Governmental Authority or material Permit required for the conduct of the Aerospace Business or the business of JV GmbH or any of its Subsidiaries, or otherwise terminate its relationships with any Governmental Authority, customers, suppliers, contractors and other Persons with which it has material business relations;

(k) except as required by applicable Law, (i) make, change or rescind any material Tax election (unless, in relation to JV GmbH’s Subsidiaries only, such Tax election is made, changed or rescinded in the ordinary course of business), or (ii) adopt or change any material Tax accounting method, (iii) file any material amendment to any income Tax Return or other material Tax Return, (iv) enter into any agreement with a Governmental Authority with respect to Taxes, (v) settle or compromise any claim or assessment in respect of material Taxes, (vi) consent to any extension (other than an extension to file in the ordinary course of business) or waiver of the statutory period of limitations applicable to any claim or assessment in respect of a material amount of Taxes, or (vii) enter into any Tax sharing or similar agreement, in each case if such election, change, amendment, agreement, settlement, consent or other action could, individually or in the aggregate, reasonably be expected to have the effect of materially increasing the present or future Tax liability or materially decreasing any present or future Tax asset of PubCo and its Affiliates (including PP Holding and JV GmbH and its Subsidiaries) after the Closing;

(l) file any material Tax Return materially inconsistent with past practice (to the extent such past practice exists) unless required by applicable law, in a manner which materially and adversely affects the Taxes of PP Holding and JV GmbH and its Subsidiaries after the Closing;

(m) enter into any agreement that restricts the ability of JV GmbH or any of its Subsidiaries to engage or compete in any line of business, or enter into any agreement that restricts the ability of JV GmbH or any of its Subsidiaries to enter into a new line of business;

(n) enter into any agreement that would impede, impair or otherwise circumvent any Aerospace Business Asset;

(o) waive, release, compromise, settle or satisfy any pending or threatened Action or compromise or settle any liability or commence any Action, other than in the ordinary course of business or that otherwise do not exceed $2,000,000 in the aggregate;

(p) (i) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness of $500,000 or more, other than Indebtedness incurred in the ordinary course of business (which for the avoidance of doubt, includes any refinancing or issuance of debt securities) or (ii) except in the ordinary course of business, amend, restate or modify any terms of or any agreement with respect to any outstanding material Indebtedness;

(q) make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of PP Holding or JV GmbH or any of its Subsidiaries, except insofar as may have been required by a change in Law or IFRS;

(r) fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage maintained with respect to JV GmbH or any of its Subsidiaries, PP Holding, the Aerospace Business or their assets or properties as of the date hereof;

(s) fail in a material manner to manage its working capital (including the timing of collection of accounts receivable and of the payment of accounts payable and the management of inventory) in the ordinary course of business consistent with past practice;

(t) terminate, fail to renew, abandon, cancel, fail to maintain, let lapse, sell, dispose of assign, transfer or grant any rights or options in, to or under any material registered Owned Business IPR, except in the ordinary course of business consistent with past practice; or

(u) authorize or commit or agree to do any action prohibited under this Section 9.01.

9.02 Conduct of PubCo and Merger Sub During the Interim Period.

(a) During the Interim Period, except as contemplated by this Agreement and the Transactions, as required by applicable Law or as consented to by the Shareholders in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), each of PubCo and Merger Sub shall not:

(i) change, modify or amend their respective Organizational Documents except as required for any of the other Transactions;

(ii) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in PubCo and Merger Sub; (B) split, combine or reclassify any capital stock of, or other equity interests in, PubCo and Merger Sub; or (C) other than in connection with the Transactions or as otherwise required by their respective Organizational Documents in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, PubCo and Merger Sub;

(iii) except as otherwise required by applicable Law: make, rescind or change any material Tax election or adopt or change any material Tax accounting method, file any material amendment to any income Tax Return or other material Tax Return, or enter into any agreement with a Governmental Authority with respect to Taxes, in each case if such election, change, amendment, agreement or other action could, individually or in the aggregate, reasonably be expected to have the effect of materially increasing the present or future Tax liability or materially decreasing any present or future Tax asset of PubCo and its Affiliates (including JV GmbH and its Subsidiaries) after the Closing and provided that PubCo may take any action that it determines, acting reasonably, is necessary to optimize its expected liability for Taxes following the Transactions;

(iv) waive, release, compromise, settle or satisfy any pending or threatened material Action or compromise or settle any material liability;

(v) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any material Indebtedness; or

(vi) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any material liabilities, debts or obligations, other than such material liabilities, debts or obligations as are (A) expressly contemplated by this Agreement, or (B) incurred for the purpose of consummating the Transactions; or

(vii) other than in connection with this Agreement, the Transactions and the Financing, offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, PubCo and Merger Sub or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests.

(b) During the Interim Period, each of PubCo and Merger Sub shall comply with and continue performing under, as applicable, its Organizational Documents and shall not conduct or carry out any business, except as contemplated by this Agreement or in connection with or for the purposes of the implementation of the Transactions or as required by applicable Law.

9.03 Inspection. Subject to confidentiality obligations and similar restrictions (including privileged information) that may be applicable to information furnished to JV GmbH or any of its Subsidiaries and KME, KME Germany,

KME Mansfeld or KME America (with respect to the Aerospace Business) by third parties that may be in JV GmbH’s or its Subsidiaries’ or KME’s, KME Germany’s, KME Mansfeld’s or KME America’s (with respect to the Aerospace Business) possession from time to time, JV GmbH and KME shall, and KME shall cause KME Germany, KME Mansfeld or KME America to, afford to SEDA and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operations of JV GmbH or its Subsidiaries, KME, KME Germany, KME Mansfeld or KME America, to all of their respective properties, books, Contracts, commitments, Tax Returns, records projections, plans, systems and appropriate officers and employees of JV GmbH, its Subsidiaries, KME, KME Germany, KME Mansfeld or KME America, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of the JV GmbH and its Subsidiaries and the Aerospace Business Assets that are in its or their possession as such Representatives may reasonably request, in each case for the purpose of effecting the Transaction. The parties hereto shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the foregoing sentence apply. All information obtained by SEDA and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Closing.

9.04 No SEDA Transactions.

(a) From and after the date hereof until the Closing Date, except as otherwise contemplated by this Agreement, neither the Shareholders, JV GmbH, PP Holding, nor any of their respective Subsidiaries or controlling Affiliates shall, directly or indirectly, engage in any transactions involving the securities of SEDA without the prior consent of SEDA. The Shareholders, JV GmbH, and PP Holding shall use reasonable best efforts to require each of their Subsidiaries and controlling affiliates to comply with the foregoing sentence.

(b) Each Shareholder hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with such Shareholder, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales with respect to the securities of SEDA prior to the Closing or the earlier termination of this Agreement in accordance with its terms.

9.05 Use of Proceeds. Neither Paragon nor KME will directly or knowingly indirectly, use proceeds of the Exchange (including the Paragon Cash Consideration and the KME Cash Consideration), or lend, contribute or otherwise make available such proceeds to any Person (i) to fund or facilitate any activities of or business in or with any Sanctioned Jurisdiction or with any Sanctioned Person in violation of applicable Sanctions, or (ii) in any other manner that would result in a violation of Sanctions by any party hereto.

9.06 No Claim Against the Trust Account. Notwithstanding anything else in this Agreement, JV GmbH, PP Holding, and the Shareholders acknowledge that they have read SEDA’s final prospectus, dated November 1, 2021, and other SEC Reports, SEDA’s Organizational Documents and the Trust Agreement and understands that SEDA has established the Trust Account described therein for the benefit of SEDA’s public shareholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. JV GmbH, PP Holding, and the Shareholders further acknowledge that, if the Transactions or, in the event of termination of this Agreement, another Business Combination are not consummated by March 2, 2024, or such later date as approved by the shareholders of SEDA or the SEDA Board, following shareholder approval, to complete a Business Combination in connection with an extension, SEDA will be obligated to return to its shareholders the amounts being held in the Trust Account. Accordingly, JV GmbH, PP Holding, and the Shareholders, each on behalf of itself and its Affiliates, hereby waive any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and SEDA to collect from the Trust Account any monies that may be owed to them by SEDA or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever. This Section 9.06 shall survive the termination of this Agreement for any reason.

9.07 Proxy Solicitation; Other Actions.

(a) The Shareholders and JV GmbH agree to use reasonable best efforts to, provide SEDA and PubCo, or cause to be provided to SEDA and PubCo, true, correct and complete copies of (A) as promptly as reasonably practicable following the date of this Agreement (i) audited financial statements (audited to PCAOB standards), including consolidated balance sheets, statements of operations, statements of income and cash flows, and statements of stockholders equity of JV GmbH and its Subsidiaries as of and for the years ended December 31, 2022 and December 31, 2023 (the latter period if and when required in accordance with the Form F-4) together with an unqualified audit report thereon from JV GmbH’s independent public accountants, in each case, prepared in accordance with IFRS

(collectively, the “PCAOB Audited Financials”) and (ii) any unaudited pro forma financial statements required by Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to be included in the Form F-4 (the “Pro Forma Financials” and, together with the PCAOB Audited Financials, the “Required Financials”) and (B) as promptly as reasonably practicable, make any necessary amendments, restatements or revisions to the Required Financials such that they remain compliant with the applicable rules and regulations of the SEC governing the Form F-4 as required in order to consummate the Transactions.

(b) JV GmbH shall be available to, and JV GmbH and its Subsidiaries and Affiliates shall use reasonable best efforts to make their officers and employees available to, in each case, upon reasonable advance notice, SEDA and its counsel in connection with the drafting of the Form F-4, of which the Proxy Statement/Prospectus forms a part, and responding in a timely manner to comments on the Form F-4, of which the Proxy Statement/Prospectus forms a part, from the SEC. Without limiting the generality of the foregoing, JV GmbH and its Subsidiaries shall reasonably cooperate with SEDA in connection with the preparation for inclusion in the Proxy Statement/Prospectus of unaudited pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC). KME agrees to use reasonable best efforts to provide SEDA and PubCo, as soon as reasonably practicable, (a) year end 2022 and 2023 and any required interim financial statements of the Aerospace Business, if any, required or requested by the SEC to be included in the Form F-4 and (b) any and all financial information related to the Aerospace Business required for the preparation of the unaudited pro forma financial information, or as otherwise required, to be included in the Form F-4.

(c) From and after the date on which the Proxy Statement/Prospectus is mailed to the SEDA Shareholders, JV GmbH will give SEDA prompt written notice of any action taken or not taken by JV GmbH or any of its Subsidiaries or of any development regarding JV GmbH or any of its Subsidiaries, in any such case that is known by JV GmbH that would cause the Proxy Statement/Prospectus to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided that if any such action shall be taken or fail to be taken or such development shall otherwise occur, SEDA and JV GmbH shall cooperate fully to cause to promptly be made an amendment or supplement to the Proxy Statement/Prospectus or, to the extent required by Securities Laws, a post-effective amendment to the Form F-4, such that the Form F-4 and the Proxy Statement/Prospectus no longer contain an untrue statement of a material fact or omit to state to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by SEDA pursuant to this Section 9.07 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Schedules.

9.08 Additional Funding

(a) If and to the extent the Available Cash is less than $175,000,000, and SEDA has substantially complied with the covenants contained in Section 10.02, then KME shall make, or cause to be made, a payment by wire transfer of immediately available funds in an amount equal to the Shortfall to PubCo, which may be financed in KME’s sole discretion by debt and/or equity in each case without recourse to PubCo, JV GmbH or any of its Subsidiaries, on the Closing Date and subject to Closing (the “Additional Funding”).

(b) Notwithstanding the obligations in Section 9.08(a), KME may, in its sole discretion, elect to reduce the amount of KME Cash Consideration payable to KME pursuant to Section 2.04(a)(ii) by any amount (“KME Cash Consideration Reduction”) (provided, that the KME Cash Consideration shall not be less than zero (0)) and reduce the amount of Additional Funding payable by KME to PubCo in the same amount as the KME Cash Consideration Reduction upon five (5) Business Days prior written notice to PubCo, SEDA and Paragon. Such notice shall set out the amount of the KME Cash Consideration Reduction and the reduced amount of the Additional Funding. For the avoidance of doubt, if KME elects to make a KME Cash Consideration Reduction, then PubCo’s obligation to pay the KME Cash Consideration will be fully satisfied upon paying the amount of KME Cash Consideration, less the KME Cash Consideration Reduction, to KME.

9.09 Expense Side Letter. As of the date hereof, KME shall enter into a side letter with JV GmbH pursuant to which KME agrees that in the event that Closing does not occur, it will reimburse JV GmbH for any JV GmbH Transaction Expenses, until the date on which this Agreement is terminated in accordance with ARTICLE XIII.

9.10 PIPE Investment. None of PubCo or SEDA or their respective Affiliates or Subsidiaries shall enter into or consummate any transaction documents in connection with the PIPE Investment prior to Closing without the prior written consent of each of the Shareholders (such consent not to be unreasonably withheld, conditioned or delayed).

9.11 Directors’ Resignations. JV GmbH and PP Holding shall use reasonable best efforts to procure that, on the Closing Date, those directors of JV GmbH and its Subsidiaries and PP Holding, as determined by the Shareholders and SEDA, shall have executed and delivered to the applicable entity letters of resignation in a mutually agreed form resigning from their positions as directors of JV GmbH and its Subsidiaries and PP Holding, as applicable.

9.12 Notifications, Waivers, Consents, Licenses and Trademarks. JV GmbH will use commercially reasonable efforts to procure the waivers, consents, licenses and trademark applications identified on Schedule 9.12 of the JV GmbH Disclosure Schedules prior to the Closing.

9.13 Support Agreements. Each of the Shareholders irrevocably and unconditionally agrees that, until the Closing Date has occurred and to the extent permitted by Law, it shall vote or cause to be voted all of the shares of JV GmbH owned by such Shareholder in favor of the Transactions at any meeting of the JV GmbH Shareholders convened in respect of the same, and each Shareholder hereby consents to the Transactions.

9.14 PubCo Tax Residence. KME intends that PubCo shall be managed and controlled such that it shall remain solely a tax resident of the U.K.

9.15 Existing Facility. JV GmbH shall, prior to Closing, use its reasonable best efforts to procure the Debt Refinancing and the obtainment of: (i) the Existing Facility Release Letter, and (ii) all necessary waivers, consents, amendments, confirmation and/or approvals required for the incurrence of indebtedness under, and (p)repayment of, the Paragon Vendor Loan to be expressly permitted under the Debt Refinancing, in each case on terms satisfactory to SEDA (acting reasonably).

9.16 Financing Cooperation.

(a) During the period from the date of this Agreement until Closing, each of JV GmbH, PP Holding, Cunova and the Shareholders shall provide, and use their respective best efforts to direct their Subsidiaries and their Subsidiaries’ Representatives to provide, such cooperation and information in connection with any Financing as may be reasonably requested by SEDA, including using its best efforts to: (i) provide pertinent and customary information regarding JV GmbH, Cunova and their Subsidiaries as may be reasonably requested in writing by SEDA, (ii) make appropriate members of senior management of JV GmbH, Cunova and their Subsidiaries available at reasonable and mutually agreed times and locations and upon reasonable prior notice, to participate in a reasonable number of presentations, meetings and due diligence sessions with rating agencies, potential providers of any Financing and their respective advisors, (iii) to assist with the preparation of disclosure documents, offering documents, private placement memoranda, bank information memoranda, prospectuses, rating agency presentations, projections and similar documents in connection therewith, (iv) in respect of JV GmbH, PP Holding, Cunova and their Subsidiaries and their Subsidiaries’ Representatives only, to execute and deliver any definitive equity documentation, financing documentation, security documents, hedging arrangements, customary certificates, legal opinions or other documents as may be reasonably requested by SEDA in connection with any Financing, in each case which will become effective only on or after Closing, and (v) take all other actions necessary to permit the consumption of any Financing.

(b) During the period from the date of this Agreement until Closing, each of PubCo, Merger Sub, PP Holding, Cunova, the Shareholders and SEDA shall provide, and use their best efforts to direct their Subsidiaries and their Subsidiaries’ Representatives to provide, such cooperation and information as may be reasonably requested by JV GmbH in writing to facilitate the Debt Refinancing and to obtain all necessary waivers, consents, amendments, confirmation and/or approvals required for the incurrence of indebtedness under, and (p)repayment of, the Paragon Vendor Loan to be expressly permitted under the terms of any Debt Refinancing.

(c) JV GmbH and Cunova hereby consent to the use of their and their Subsidiaries’ logos in connection with any Financing; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage JV GmbH’s or Cunova’s or their Subsidiaries’ reputation or goodwill.

9.17 Amendment and Replacement of Aerospace Business Contracts. Until completion of the Aerospace Business Transfer and except in the ordinary course of business, KME shall not, and shall procure that each of KME Germany, KME Mansfeld and KME America (as applicable) shall not, enter into new Aerospace Business Contracts or terminate, replace on materially different terms, substitute on materially different terms or materially amend any Aerospace Business Contract without first consulting with and obtaining the prior written consent (not to be withheld unreasonably) of Cunova. KME shall provide an updated Schedule 5.03(b) of the KME Disclosure Schedules not less than four (4) Business Days prior to Closing, provided Cunova shall not be obligated to assume any Aerospace Business Contract which was not included on Schedule 5.03(b) of the KME Disclosure Schedules as of the date of this Agreement, except where Cunova has provided its prior written consent to the inclusions of such Aerospace Business Contract in accordance with this Section 9.17, or which are purchase orders entered into in the ordinary course of business materially consistent with past practice with existing customers.

9.18 Notification and Consent of Counterparties to Aerospace Business Contracts.

(a) Cunova and KME shall cooperate, and KME shall procure that each of KME Germany, KME Mansfeld and KME America (as applicable), shall cooperate, to notify, as soon as reasonably possible following the date hereof and until the expiration of the respective Aerospace Business Contract (including after the Closing Date), any counterparty to the Aerospace Business Contracts of the transfer to Cunova and request their consent to the transfer and assignment of such Aerospace Business Contracts vis-à-vis any such relevant counterparty.

(b) Should any such counterparty to the Aerospace Business Contracts refuse to grant its consent prior to the Closing Date to the assignment of the relevant Aerospace Business Contract, KME shall procure that each of KME Germany, KME Mansfeld and KME America (as applicable) shall put Cunova, to the extent legally possible, economically in a position (on an after Tax basis) as if the assignment of the relevant Aerospace Business Contract by KME Germany, KME Mansfeld and KME America (as applicable) to Cunova would have been effected as of the Closing Date, including by way of sub-licensing, sub-contracting or similar arrangement to Cunova providing that any enforcement by KME Germany, KME Mansfeld and KME America (as applicable) of any rights under the relevant Aerospace Business Contract shall be for the benefit and account of Cunova; provided, that Cunova agrees in writing to indemnify KME Germany, KME Mansfeld and KME America (as applicable) on terms mutually agreeable to Cunova and KME Germany, KME Mansfeld and KME America (as applicable) for any payments to be made by KME Germany, KME Mansfeld and KME America (as applicable) under any such Aerospace Business Contract after the Closing Date. KME shall procure that each of KME Germany, KME Mansfeld and KME America (as applicable) shall comply with Cunova’s lawful and reasonable instructions regarding the exercise of any rights under such Aerospace Business Contract, provided that KME Germany, KME Mansfeld and KME America (as applicable) shall only be liable for acting with gross negligence or willful misconduct when holding the Aerospace Business Contracts for the account of Cunova. For the avoidance of doubt, liabilities arising out of the continuation of the Aerospace Business Contracts in accordance with this Section 9.18(b) shall not be borne by KME Germany, KME Mansfeld and KME America.

(c) KME shall procure that any payments or other performances of a counterparty to the Aerospace Business Contracts made under the Aerospace Business Contracts and any offers, orders, requests and other communication relating to any Aerospace Business Contract or otherwise to the Aerospace Business, received by KME Germany, KME Mansfeld and KME America (as applicable) after the Closing Date shall be remitted to Cunova without undue delay or deductions if and to the extent the payments or other performances relate to products delivered or services rendered after the Closing Date.

(d) To the extent separate or further specific documents or instruments should be required to effect or document the assignment of any of the Aerospace Business Contracts, Cunova hereby agrees to, and KME shall procure that each of KME Germany, KME Mansfeld and KME America (as applicable) shall, execute, or procure to be executed, all such documents and instruments reasonably requested without additional compensation.

9.19 Notification of Aerospace Business Employees.

(a) As soon as reasonably possible and, in any event, no later than one (1) month before the anticipated Exchange Date:

(i) shall cause KME Germany to inform all Aerospace Business Employees in written form as to the envisaged sale and transfer of the Aerospace Business Transfer pursuant to and in compliance with Section 613a para. 5 of the German Civil Code (BGB) (“Aerospace Business Transfer Information Letter”); and

(ii) KME shall cause KME Germany to, and Cunova shall, offer each Aerospace Business Employee a contractual transfer of the respective employment relationship from KME Germany to Cunova and provide the Aerospace Business Transfer Information Letter. For the avoidance of doubt, the terms and conditions of the employment contract with the relevant Aerospace Business Employee and Cunova shall in the aggregate not be less favorable than those terms and conditions on which such Aerospace Business Employee was employed by KME Germany immediately prior to the Closing Date. Cunova shall, and KME shall procure that KME Germany shall, use best efforts to ensure that as many Aerospace Business Employees as possible accept the transfer;

(iii) Cunova shall, and KME shall procure that KME Germany shall, mutually cooperate in providing all reasonably necessary or legally required information to, or consult, discuss or negotiate with, any employee representative bodies (including any unions or works councils) in relation to the transactions contemplated by this Section 9.19, the Aerospace Business Transfer Agreement, any relevant collective bargaining agreement or agreement with any employee representative bodies;

(b) KME shall inform Cunova without undue delay:

(i) after receipt of an objection by any Aerospace Business Employees, if any, to the transfer of its respective employment relationship to Cunova pursuant to Section 613a para. 6 of the German Civil Code (BGB); and

(ii) after any receipt of notice or information by KME Germany of a person who is not an Aerospace Business Employee but who claims pursuant to Section 613a of the German Civil Code (BGB) that his/her respective employment relationship will transfer to Cunova as a result of Aerospace Business Transfer.

9.20 Operations of Aerospace Business during Interim Period.

(a) KME shall, and shall procure that each of KME Germany, KME Mansfeld and KME America (as applicable) shall, ensure that the Aerospace Business is operated in the ordinary course of business during the Interim Period (excluding any acts or omissions required under this Agreement or required for the preparation and consummation of the transactions contemplated in this Agreement or the Aerospace Business Transfer Agreement) and in accordance with prudent business standards and applicable Law, or otherwise with the prior written consent of Cunova which shall not be unreasonably withheld or delayed.

(b) During the Interim Period, KME shall procure that each of KME Germany, KME Mansfeld and KME America (as applicable) and their respective Affiliates shall not, except (A) as required by applicable Law, or (B) with the prior consent of Cunova, which shall not be unreasonably withheld, delayed or conditioned:

(i) amend, supplement, replace, terminate, assign or transfer any of the Aerospace Business Contracts;

(ii) waive any rights or claims under the Aerospace Business Contracts or any right or claim otherwise relating to the Aerospace Business;

(iii) withdraw, terminate, sell, transfer, license or otherwise dispose of, any Aerospace Business Know-How;

(iv) make any other material change in the operation of the Aerospace Business;

(v) fail to make any payments with respect to the Aerospace Business after those payments have become due;

(vi) agree on any collective agreement with a works council or union applicable to Aerospace Business Employees;

(vii) otherwise amend or terminate the employment relationship with any of the Aerospace Business Employees, except as contemplated under Section 9.19;

(viii) cancel or change the coverage of any insurance policy existing for the Aerospace Business;

(ix) disclose any technical or (otherwise) confidential information relating to the Aerospace Business to third parties, except for disclosure to Cunova.

9.21 Retention of Key Employees. KME shall use commercially reasonable efforts to cause Mr. Vincenzo Manes and Ms. Diva Moriani to be or to remain, as the case may be, executive officers of KME until the Closing.

9.22 Incentive Equity Plan. A management incentive equity plan (which shall reflect substantially the terms set out in Exhibit E) shall be entered into after Closing in such form as may be mutually agreed among PubCo, SEDA and the Shareholders.

9.23 Amendments to Organizational Documents. On or prior to the Closing Date, PubCo shall adopt the New PubCo Articles as its articles of association to the exclusion of the Existing PubCo Articles and all other prior articles of association.

9.24 Russia and China. Prior to Closing, the Shareholders shall use reasonable best efforts to implement the sale of the Carve-Out JVs in accordance with Schedule 9.24 of the JV GmbH Disclosure Schedules (the “Russia and China Sales”) prior to the Closing. The agreements and instruments (the “Disclosed Instruments”) to effect the Russia and China Sales shall be in substantially the form shared with SEDA prior to the date hereof; provided, that the Shareholders shall notify SEDA of any material changes required to be made to the Disclosed Instruments. The Shareholders shall provide SEDA with copies of all documentation executed in connection with the Russia and China Sales at least two (2) Business Days prior to Closing or, if earlier, within two Business Days of completion of the relevant sale process.

ARTICLE X

COVENANTS OF SEDA

10.01 Conduct of SEDA During the Interim Period.

(a) During the Interim Period, except as contemplated by this Agreement and the Transactions, as required by applicable Law or as consented to by each of the Shareholders in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), SEDA shall not:

(i) change, modify or amend the Trust Agreement or its Organizational Documents except (A) for any such change or amendment made in the ordinary course of business and which will not have a material adverse impact on its ability to perform its obligations under this Agreement or to consummate the Transactions or (B) as required in connection with the Extension;

(ii) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in SEDA; (B) split, combine or reclassify any capital stock of, or other equity interests in, SEDA; or (C) other than in connection with the Transactions or as otherwise required by its Organizational Documents in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, SEDA;

(iii) other than in connection with this Agreement, the Transactions or the Financing, enter into, renew or amend any transaction or Contract with an Affiliate of SEDA (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of five percent (5%) or greater);

(iv) except in the ordinary course of business consistent with past practice or as otherwise required by applicable Law: make, rescind or change any material Tax election or adopt or change any material Tax accounting method, file any material amendment to any income Tax Return or other material Tax Return, or enter into any agreement with a Governmental Authority with respect to Taxes, in each case if such election, change, amendment, agreement or other action could, individually or in the aggregate, reasonably be expected to have the effect of materially increasing the present or future Tax liability or materially decreasing any present or future Tax asset of PubCo and its Affiliates (including JV GmbH and its Subsidiaries and the Aerospace Business Assets) after the Closing;

(v) waive, release, compromise, settle or satisfy any pending or threatened material Action or compromise or settle any material liability other than in the ordinary course of business;

(vi) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any material Indebtedness other than in the ordinary course of business;

(vii) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any material liabilities, debts or obligations, other than such material liabilities, debts or obligations as are (A) expressly contemplated by this Agreement, including those set out in the SEDA Disclosure Schedules, (B) incurred for the purpose of consummating the Transactions, or (C) in the ordinary course of business;

(viii) other than in connection with this Agreement, the Transactions and the Financing, offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, SEDA or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests; or

(ix) authorize or commit or agree to do any action prohibited under this Section 10.01.

(b) During the Interim Period, SEDA shall comply with and continue performing under, as applicable, its Organizational Documents, the Trust Agreement and all other agreements or Contracts to which it is a party as of the date hereof and conduct and operate its business in the ordinary course of business consistent with past practice.

10.02 SEDA Financing Efforts.

(a) SEDA shall use commercially reasonable efforts to ensure that Available Cash is not less than $175,000,000 as of the Closing Date.

(b) SEDA shall use its best efforts to ensure that Available Cash is not less than $140,000,000 as of the Closing Date.

ARTICLE XI

JOINT COVENANTS

11.01 Support of Transaction. Without limiting any covenant contained in Article IX or Article X, including the obligations of JV GmbH, PP Holding, PubCo, Merger Sub, the Shareholders and SEDA with respect to the notifications, filings, reaffirmations and applications described in Section 11.02, respectively, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 11.01, JV GmbH, PP Holding, PubCo, Merger Sub, the Shareholders and SEDA shall each, and JV GmbH and the Shareholders shall cause their respective Subsidiaries to: (a) use reasonable best efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions; (b) use reasonable best efforts to obtain all material consents and approvals of third parties that any of JV GmbH, PP Holding, PubCo, Merger Sub, the Shareholders and SEDA or their respective Affiliates are required to obtain in order to consummate the Transactions, including any required approvals of parties to the Aerospace Business Assets or material Contracts with PP Holding, JV GmbH or JV GmbH’s Subsidiaries; and (c) take such other action as may reasonably be necessary or as another party hereto may reasonably request to satisfy the conditions of Article XII or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. Notwithstanding the foregoing, in no event shall JV GmbH, PP Holding, PubCo, Merger Sub, the Shareholders, SEDA or JV GmbH’s Subsidiaries be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract pertaining to the Aerospace Business or to which PP Holding, JV GmbH or JV GmbH’s Subsidiaries is a party or otherwise in connection with the consummation of the Transactions, other than filing and similar fees payable to Governmental Authorities, including in respect of CFIUS, which shall be paid in accordance with Section 14.07(b).

11.02 Regulatory Approvals.

(a) Each of the parties shall exercise its reasonable best efforts to (i) file, as soon as practicable and advisable after the date hereof, all notices, reports and other documents required to be filed by such party with Regulatory Consent Authority with respect to the Transactions under applicable Antitrust Laws or Foreign Investment Laws, (ii) obtain any required consents or approval pursuant to any applicable Antitrust Laws or Foreign Investment Laws, including the approvals set out in Section 12.01(a), (iii) prevent the entry of any Action brought by a Regulatory

Consent Authority or any other Person of any Governmental Order that would prohibit, make unlawful or delay the consummation of the Transactions and (iv) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted.

(b) Each party hereto shall cooperate in good faith with the Regulatory Consent Authorities and exercise their best efforts to undertake promptly any and all action required to complete lawfully the Transactions as soon as practicable (but in any event prior to the Termination Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under Antitrust Laws or Foreign Investment Laws or the actual or threatened commencement of any proceeding in any forum by or on behalf of any Regulatory Consent Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Transactions.

(c) Each party shall promptly notify, to the extent permitted by Law, the other parties of any substantive communication (including any notifications or filings) with, and furnish to the other parties hereto copies of any notices or written communications received by such party and any third party or any Governmental Authority with respect to the Transactions, and each party hereto shall permit counsel to the other parties hereto an opportunity to review in advance, and such party shall consider in good faith the views of such counsel in connection with, any proposed written communications (including any notifications or filings) by such party to any Governmental Authority concerning the Transactions; provided that no party hereto shall extend any waiting period or comparable period under any Antitrust Law or Foreign Investment Law or enter into any agreement with any Governmental Authority without the written consent of the other relevant parties hereto. Each party hereto agrees to provide, to the extent permitted by the applicable Governmental Authority, the other parties hereto and their respective counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, among the parties and/or any of their Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Any materials exchanged in connection with this Section 11.02 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of any party or other competitively sensitive material; provided that each party hereto may, as it deems advisable and necessary, designate any materials provided to another party under this Section 11.02 as “outside counsel only. None of the parties shall be obliged in connection with this Section 11.02 to share any exhibits providing the personal identifying information (“PII”) required by 31 C.F.R. §800.501(c)(5)(vi), information otherwise requested by CFIUS (or any other Governmental Authority) to remain confidential, or information reasonably determined by the parties to be “business confidential”. For the avoidance of doubt, KME shall have the right to direct all matters with any Governmental Authority (other than any matters relating to CFIUS or ITAR) in a manner consistent with its obligations hereunder relating to any Antitrust Laws or Foreign Investment Laws provided that KME shall, with respect to all matters with any Governmental Authority, (i) reasonably consult with Paragon and SEDA and their respective counsel, (ii) implement all reasonable comments from Paragon and SEDA and/or their respective counsel, and (iii) shall keep all parties informed. In addition, KME shall have responsibility for devising and implementing the strategy for obtaining any necessary antitrust, competition or foreign direct investment clearances (other than any strategy relating to CFIUS Approval or ITAR Approval), including the approvals set out in Section 12.01(a), preparing all substantive communications with any Governmental Authority (other than on any matters relating to CFIUS or ITAR), and leading in all meetings and communications with any Governmental Authority (other than on matters relating to CFIUS or ITAR) provided all parties and/or their counsels also participate in such communications in connection with obtaining any necessary antitrust, competition or foreign direct investment clearances, including the approvals set out in Section 12.01(a), in a manner consistent with its obligations under this Section 11.02(c), including with respect to consulting with, and considering the comments of, the parties and their counsels, provided nothing hereunder shall permit KME to communicate with any Governmental Authority without first consulting with the other parties. With respect to any matters relating to CFIUS and any strategy for obtaining CFIUS Approval, each CFIUS Filing Party shall use reasonable best efforts to cooperate in the mutual direction of any CFIUS matter, and the devising and implementation of any strategy for obtaining CFIUS Approval. The parties hereto shall also (i) fully cooperate in preparing the CFIUS Notice and any substantive communications with CFIUS; (ii) submit a formal CFIUS Notice pursuant to the DPA as soon as practicable or, if applicable, after receipt of any comments to the draft CFIUS Notice; and (iii) provide any supplemental information and other related information requested by CFIUS pursuant to the DPA as soon as practicable (and, in any case, within the time periods required by CFIUS); provided however, that the parties to the CFIUS Notice may agree to request an extension of time pursuant to the DPA to respond to CFIUS requests for information. Without limiting the foregoing, SEDA, PubCo and KME shall each take all such reasonable actions and agree to such requirements or conditions to mitigate any national security concerns as may be requested or required by CFIUS in connection with, or as a condition of, the CFIUS Approval, including entering into any national security agreement or other agreement proposed by CFIUS. For the avoidance of doubt, such actions, requirements or conditions may not include any condition, obligation, commitment or modification relating in any manner whatsoever to, and in particular, the divestment of, or behavioural undertakings relating to all or part of any business, activities or assets of the KME and its Subsidiaries, SEDA or PubCo.

(d) Cunova and PubCo shall — as promptly as practicable, and at least sixty (60) days in advance of Closing — prepare and file with DDTC, in accordance with the ITAR, a notification regarding the intended sale of the KME America Marine Tube & Fitting LLC, pursuant to 22 C.F.R. § 122.4(b) (the “Pre-Closing ITAR Filing”). Further, PubCo shall, within five (5) Business Days of Closing, submit or cause to be submitted to DDTC all information required by 22 C.F.R. § 122.4(a) (together with the Pre-Closing ITAR Filing, the “ITAR Filings”). The parties shall undertake to act promptly and cooperatively in providing all such information required for the purposes of the ITAR Filings, including timely providing to DDTC any reasonably available information DDTC may request in connection with its review of the ITAR Filings.

11.03 Preparation of Form F-4 & Proxy Statement/Prospectus; SEDA Meeting.

(a) As promptly as practicable following the execution and delivery of this Agreement, PubCo, Merger Sub, SEDA, and JV GmbH shall use reasonable best efforts to prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed), and PubCo and SEDA shall use reasonable best efforts to file, or cause to be filed, with the SEC, the Form F-4 in connection with the registration under the Securities Act of the PubCo Shares (it being understood that the Form F-4 shall include the Proxy Statement/Prospectus, which will be included therein as a prospectus and which will be used as a proxy statement for the SEDA Meeting with respect to the Proposals) in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in SEDA’s Organizational Documents and the rules and regulations of the SEC and NYSE. Each of PubCo, Merger Sub, SEDA, JV GmbH and KME (with respect to the Aerospace Business) shall furnish all information concerning it as may reasonably be requested by any of PubCo, Merger Sub, SEDA, JV GmbH and KME (with respect to the Aerospace Business), as applicable, in connection with such actions and the preparation of the Form F-4 and the Proxy Statement/Prospectus. Promptly after the Form F-4 is declared effective under the Securities Act, SEDA will cause the Proxy Statement/Prospectus to be mailed to the SEDA Shareholders.

(b) Each of PubCo, Merger Sub, SEDA, JV GmbH and KME (with respect to the Aerospace Business) shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned, or delayed) any response to comments of the SEC or its staff with respect to the Form F-4 or Proxy Statement/Prospectus and any amendment to the Form F-4 or Proxy Statement/Prospectus filed in response thereto. If PubCo, Merger Sub, SEDA, JV GmbH or KME (with respect to the Aerospace Business) becomes aware that any information contained in the Form F-4 or Proxy Statement/Prospectus shall have become false or misleading in any material respect or that the Form F-4 or Proxy Statement/Prospectus is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other parties and (ii) PubCo, Merger Sub, SEDA and JV GmbH shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) an amendment or supplement to the Form F-4 and Proxy Statement/Prospectus. PubCo and SEDA shall use reasonable best efforts to cause the Proxy Statement/Prospectus, as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of SEDA Shares, as applicable, in each case, pursuant to applicable Law and subject to the terms and conditions of this Agreement and SEDA’s Organizational Documents. Each of PubCo and SEDA shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that PubCo or SEDA receives from the SEC or its staff with respect to the Form F-4 or Proxy Statement/Prospectus promptly after the receipt of such comments and shall give the other parties, including JV GmbH and KME (with respect to the Aerospace Business), a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff. Each of PubCo and SEDA shall use reasonable best efforts to cause the Form F-4 and the Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC, to request the effectiveness of the Form F-4 from the SEC as promptly as practicable and to keep the Form F-4 effective through the Closing in order to permit the consummation of the Transactions.

(c) SEDA agrees to include provisions in the Proxy Statement/Prospectus, and to take reasonable action related thereto, with respect to (i) the adoption and approval of the Business Combination, this Agreement and the

Transactions, (ii) the approval of the adoption of the A&R LLCA of Merger Sub, (iii) adopt any such amendments to the Amended and Restated Memorandum and Articles of Association of SEDA as are reasonably necessary to complete the Transactions, including to change the ratio at which SEDA Class B Shares convert to SEDA Class A Shares and (iv) the approval of any other proposals reasonably agreed by SEDA and the Shareholders to be necessary or appropriate in connection with the Transactions (collectively, the “Proposals”). Without the prior written consent of the Shareholders, the Proposals shall be the only matters (other than procedural matters) that SEDA shall propose to be acted on by SEDA Shareholders at the SEDA Meeting.

(d) SEDA shall use reasonable best efforts to, as promptly as practicable (and in any event, within seven (7) Business Days after the SEC Clearance Date), (i) cause the Proxy Statement/Prospectus to be disseminated to SEDA Shareholders in compliance with applicable Law, (ii) establish the record date for, duly call, give notice of, convene and hold the SEDA Meeting in accordance with its Organizational Documents, the Cayman Companies Act, and the rules and regulations applicable to the SEC and NYSE for a date no later than thirty (30) days following the SEC Clearance Date and (iii) solicit proxies from the holders of SEDA Shares to vote in favor of each of the Proposals. SEDA shall, through the SEDA Board, recommend to SEDA Shareholders that they approve the Proposals and shall include such recommendation in the Proxy Statement/Prospectus; provided, however, that the SEDA Board may change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify its recommendation (a “Change in Recommendation”) if it determines in good faith, after consultation with its outside legal counsel and/or financial advisors, that a failure to make a Change in Recommendation would reasonably be expected to constitute a breach by the SEDA Board of its fiduciary obligations to the SEDA Shareholders under applicable Law. Notwithstanding the foregoing provisions of this Section 11.03(d), if on a date for which the SEDA Meeting is scheduled, SEDA has not received proxies representing a sufficient number of SEDA Shares to obtain the SEDA Shareholder Approval, whether or not a quorum is present, SEDA shall have the right to make one or more successive postponements or adjournments of the SEDA Meeting; provided that the SEDA Meeting (x) is not postponed or adjourned to a date that is more than forty-five (45) days after the date for which the SEDA Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) and (y) is held no later than three (3) Business Days prior to the Termination Date. SEDA acknowledges that its obligations hereunder to furnish the Proxy Statement/Prospectus to the SEDA Shareholders, convene the SEDA Meeting and solicit the SEDA Shareholders as provided hereunder shall apply notwithstanding any Change in Recommendation in accordance with the terms hereof.

11.04 Exclusivity.

(a) During the Interim Period, (i) JV GmbH and the Shareholders shall not take, nor shall they permit any of their Affiliates or Representatives to take, in each case, whether directly or indirectly, any action to solicit, initiate or engage in discussions or negotiations with, or enter into any agreement with, or encourage, or provide information to, any Person (other than PubCo, Merger Sub, SEDA and/or any of their Affiliates and Representatives) concerning, relating to or which is intended or is reasonably likely to give rise to or result in any purchase of any equity securities of, or membership interests in, or the issuance and sale of any equity securities of, or membership interests in, PP Holding, JV GmbH or its Subsidiaries (other than any purchases of equity securities by JV GmbH from employees of JV GmbH or its Subsidiaries) or any merger or sale of substantial assets involving the Aerospace Business Assets, PP Holding or JV GmbH or any of its Subsidiaries, in each case, other than the Transactions, a transfer by any Shareholder to any of its Affiliates, or as provided in this Agreement (any such purchase, issuance, sale or merger, an “Acquisition Transaction”). If JV GmbH, the Shareholders or any of their Affiliates or any of their respective Representatives receives any inquiry or proposal regarding an Acquisition Transaction at any time prior to the Closing, then JV GmbH and the Shareholders, as applicable, shall promptly notify such Person indicating only that it is subject to an exclusivity agreement that prohibits providing any information related to or entertaining any proposals or offers or engaging in any negotiations or discussions concerning any Acquisition Transaction and, in such event, JV GmbH or such Shareholder, as applicable, shall also promptly notify SEDA of such facts and circumstances. JV GmbH and the Shareholders shall, and shall cause their Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Transaction.

(b) During the Interim Period, SEDA shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than JV GmbH, PP Holding, the Shareholders and/or any of their Affiliates and Representatives), concerning, relating to or which is intended or reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, whether written or oral, relating to any Business Combination other than with JV GmbH, the Shareholders and their respective Affiliates and Representatives (a “Business Combination Proposal”). If SEDA or any of its Affiliates or Representatives receives any inquiry or proposal regarding a Business Combination Proposal at any time prior to the Closing, then SEDA shall promptly notify such Person indicating only that it is subject to an exclusivity agreement that prohibits them from providing any information considering such inquiry or proposal and, in such event, SEDA shall also promptly notify JV GmbH and the Shareholders of such facts and circumstances. SEDA shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal. Nothing contained in this Section 11.04(b) shall prohibit SEDA or the SEDA Board or any committee thereof from making any disclosure to the SEDA Shareholders if the SEDA Board determines in good faith, after consultation with its outside legal counsel and/or financial advisors, that failure to do so would be inconsistent with its fiduciary obligations under applicable Law.

11.05 Tax Matters.

(a) Transfer Taxes. Subject to Section 11.05(b) below, if the Closing occurs, all transfer, documentary, sales, use, stamp duty, stamp duty reserve tax, registration, value added or other similar Taxes incurred in connection with the Transactions and the admission of the PubCo Shares and SEDA Adjusted Warrants for clearing through DTC (“Transfer Taxes”) shall be borne by PubCo. PubCo shall file, or shall procure that the party required by Law to file files, any necessary Tax Returns with respect to all such Transfer Taxes, and shall timely pay (or cause to be timely paid) to the applicable Governmental Authority such Transfer Taxes. The parties agree to reasonably cooperate to (i) sign and deliver such resale and other certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) any such Transfer Taxes and (ii) prepare and file (or cause to be prepared and filed) all Tax Returns in respect of any such Transfer Taxes.

(b) Other Transfer Taxes. Notwithstanding Section 11.05(a) above, JV GmbH shall be solely responsible for the cost of (and any filing requirements in respect of) any Transfer Taxes incurred in the People’s Republic of China or Russia in connection with the Russia and China Sales prior to Closing.

(c) SEDA Warrants Adjustment. PubCo shall file any necessary Tax Returns and within applicable time limits pay to HMRC any UK Tax due in connection the adjustment of the SEDA Public Warrants and SEDA Private Warrants in accordance with Section 2.01(e)(iii) hereto.

(d) Intended Tax Treatment. The parties hereto intend that this Agreement constitute, and hereby adopt it as a “plan of reorganization” with respect to the Merger within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the applicable Treasury Regulations. Each party hereto shall file all applicable U.S. federal income Tax Returns on a basis consistent with the Intended Tax Treatment, unless otherwise required pursuant to a determination within the meaning of Section 1313(a) of the Code. From and after the date of this Agreement, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. Following the Closing, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. The parties hereto intend that, for the purposes of UK taxation on chargeable gains, the disposal of SEDA shares by UK resident SEDA Shareholders on the Merger shall be treated as a reorganization pursuant to and for the purposes of sections 136 and 127 to 131 Taxation of Chargeable Gains Act 1992, and each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could reasonably be expected to prevent the Merger from qualifying for such UK tax treatment. If the SEC requires that a Tax opinion be prepared and submitted with respect to the Tax treatment of the Merger for U.S. federal income tax purposes, SEDA’s counsel shall provide a Tax opinion on the qualification of the Merger under Section 368 of the Code. If the SEC requires that an opinion be prepared and submitted with respect to the Tax treatment of the Transactions for U.S. federal income tax purposes to the Shareholders, the Shareholders shall cause one of their advisors to provide such opinion.

(e) Tax Advice. Each of the parties acknowledges and agrees that it has had the opportunity to obtain independent legal and Tax advice with respect to the transactions contemplated by this Agreement, and (except as expressly provided otherwise in this Agreement) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Merger fails to qualify for the Intended Tax Treatment.

(f) PubCo Tax Status. It is the intention of the parties hereto that, from and after the date of this Agreement, PubCo shall be treated as a corporation for U.S. federal income tax purposes. PubCo shall not make an election or take any other action as a result of which PubCo will not be treated as a corporation for U.S. federal income tax purposes.

(g) Execution of Documents. Each party to this Agreement shall, and shall cause their respective Subsidiaries to, execute and retain each copy of this Agreement and any ancillary documents thereto outside of the U.K. The parties hereto agree to use their reasonable best efforts to ensure that no U.K. stamp duty or stamp duty reserve tax is payable in connection with any of the transactions contemplated by this Agreement, to the extent permitted by applicable Law.

11.06 Confidentiality; Publicity.

(a) Each party hereto agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article XIII, for a period of two (2) years after such termination, it shall, and shall cause its respective Representatives to: (i) treat and hold in strict confidence any Confidential Information, and will not use for any purpose (except in connection with the consummation of the Transactions, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Confidential Information without the prior written consent of the party to which the Confidential Information relates; provided, however, that each party shall be permitted to disclose any Confidential Information to its Affiliates and its and their respective employees, officers and directors, current or prospective partners, co-investors, financing sources (including any potential providers of Financing), transferees or bankers, lenders, accountants, legal counsels, business partners, representatives or advisors who need to know such information as such disclosing party deems appropriate, in each case only where such persons or entities are under appropriate nondisclosure obligations; (ii) in the event that it or any of its respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article XIII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Confidential Information, (A) provide to the extent legally permitted the party to which the Confidential Information relates with prompt written notice of such requirement so that such party to which the information relates or an Affiliate thereof may seek, at its cost, a protective order or other remedy or waive compliance with this Section 11.06(a), and (B) in the event that such protective order or other remedy is not obtained, or the party to which the Confidential Information relates waives compliance with this Section 11.06(a), furnish only that portion of such Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Confidential Information; and (iii) in the event that it or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with ARTICLE XIII, for a period of two (2) years after such termination, is required or requested to disclose any Confidential Information to Governmental Authorities, furnish only that portion of such Confidential Information which it deems appropriate. In the event that this Agreement is terminated and the Transactions are not consummated each party hereto shall, and shall cause their respective Representatives to, to the extent reasonably practicable, promptly deliver to each party in respect of which it holds any Confidential Information or destroy (at such party’s election) any and all copies (in whatever form or medium) of Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the party holding the Confidential Information and its respective Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(b) PubCo, SEDA and the Shareholders shall reasonably cooperate to (i) prepare and make a public announcement regarding the Transactions on the date hereof and (ii) create and implement a communications plan regarding the Transactions (the “Communications Plan”) promptly following the date hereof. Notwithstanding the foregoing, none of the parties hereto or any of their respective Affiliates will make any public announcement or issue any public communication regarding any of the parties hereto or any of their respective Affiliates, this Agreement or the Transactions or any matter related to the foregoing, without the prior written consent of the Shareholders, in the case of a public announcement by SEDA, or SEDA, in the case of a public announcement by any of the other parties hereto (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except (i) if such announcement or other communication is required by applicable Law (including pursuant to Securities Laws or the rules of any national securities exchange), in which case the disclosing party shall, to the extent permitted by applicable Law, first allow such other parties to review such announcement or communication and the opportunity to comment thereon and the disclosing party shall consider such comments in good faith, (ii) to the extent provided for in the Communications Plan, (iii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication approved in accordance with this Section 11.06(b), and (iv) announcements and communications to Governmental Authorities in connection with filings or permits relating to the Transactions required to be made under this Agreement; provided that, any internal announcements to employees of JV GmbH, PP Holding or KME (or their respective Subsidiaries) shall require the prior written consent of JV GmbH, PP Holding or KME, respectively. Notwithstanding anything contained in this Section 11.06(b), each Shareholder shall have the right to consult with JV GmbH, PP Holding and SEDA in connection with any public announcements made in relation to the Transaction.

(c) Each party hereto agrees that it will not, without the applicable prior written consent of (x) another party hereto or (y) Rothschild & Co US Inc, in each instance, (a) use in advertising or publicity the name of (x) such other party or (y) Rothschild & Co US Inc, or any of their respective Affiliates, or any partner or employee of such Affiliate, nor any trade name, trademark, trade device, service mark, symbol or any abbreviation, contraction or simulation thereof owned by (x) such other party or (y) Rothschild & Co US Inc or their respective Affiliates, or (b) represent, directly or indirectly, that any of its products or services has been approved or endorsed by (x) such other party or (y) Rothschild & Co US Inc or any of their respective Affiliates.

(d) Any party hereto and its respective Representatives shall be permitted to disclose any and all Confidential Information to the extent required by U.S. federal Securities Laws and the rules and regulations of the SEC and the NYSE promulgated thereunder.

11.07 Indemnification and Insurance.

(a) From and after the Closing Date, PubCo agrees that it shall, to the fullest extent that PubCo is permitted under applicable Law and the New PubCo Articles, indemnify and hold harmless each present and former director and officer of JV GmbH, PP Holding, Merger Sub, PubCo and SEDA and each of their respective Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing Date (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, PubCo shall, to the extent permitted by applicable Law and the New PubCo Articles (i) maintain for a period of not less than six (6) years from the Closing Date provisions in the New PubCo Articles concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable to those Persons than the provisions of the certificate of incorporation, certificate of formation, bylaws, limited liability company agreement and other organizational documents of JV GmbH, PP Holding, PubCo, Merger Sub, SEDA or their respective Subsidiaries, as applicable, in each case, as of the date hereof and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by applicable Law, including the CA 2006.

(b) For a period of three (3) years from the Closing Date, PubCo shall, or shall cause one or more of its Subsidiaries to, maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by SEDA’s or JV GmbH’s, PP Holding’s or their Subsidiaries’ directors’ and officers’ liability insurance policies, and shall use commercially reasonable efforts to ensure that the terms of such policies are not less favorable than the terms of such current directors’ and officers’ liability insurance policies; provided, however, that (i) SEDA or JV GmbH and PP Holding, as applicable, shall cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a customary “tail” policy on terms not less favorable than the terms of such current directors’ and officers’ liability insurance policies with respect to claims existing or occurring at or prior to the Closing and (ii) if any claim is asserted or made within such policy coverage period, such insurance shall be continued in respect of such claim until the final disposition thereof. All costs associated with such “tail policies” shall be borne by SEDA or JV GmbH and PP Holding, as applicable.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 11.07 shall survive the Closing indefinitely and shall be binding, jointly and severally, on PubCo and all successors and assigns of PubCo. In the event that PubCo or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, PubCo shall ensure that proper provision shall be made so that the successors and assigns of PubCo shall succeed to the obligations set forth in this Section 11.07.

11.08 DTC Cooperation. Without prejudice to the generality of Section 11.01 and 11.05, PubCo, Merger Sub, JV GmbH, KME and SEDA shall each, and shall each cause their respective Subsidiaries to use reasonable best efforts to, cooperate in the assembly, preparation and filing of any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable: (a) confirmation from DTC that the PubCo Shares and SEDA Adjusted Warrants are eligible for clearing through DTC and agreement from DTC to accept the PubCo Shares and SEDA Adjusted Warrants for clearing through DTC in connection with the transactions contemplated by this Agreement and such future transactions as may be reasonably foreseeable; and (b) such confirmation or agreement from any other depositary or clearance service as may reasonably be required to enable the PubCo Shares and SEDA Adjusted Warrants to be accepted for clearing through DTC and the PubCo Shares and SEDA Adjusted Warrants to be approved for listing on an Approved Stock Exchange.

11.09 Post-Closing Cooperation; Further Assurances. Following the Closing, each party hereto shall, on the request of any other party hereto, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the Transactions.

11.10 Delisting and Deregistration. SEDA and PubCo shall take all actions necessary or reasonably requested by another party hereto to cause the SEDA Units and SEDA Class A Shares to be delisted from NYSE (or be succeeded by the PubCo Shares) and to terminate its registration with the SEC pursuant to Sections 12(b), 12(g) and 15(d) of the Exchange Act (or be succeeded by PubCo) as of the Closing Date.

11.11 Registration Rights Agreement Term Sheet and Lock-Up Agreement. On or prior to the Closing Date, (i) PubCo, SEDA and KME shall enter into a Registration Rights Agreement in a form to be agreed prior to Closing and substantially on the terms contained in the Registration Rights Agreement Term Sheet and (ii) Sponsor and PubCo shall, and KME shall cause KME Special to, enter into the Lock-Up Agreement.

11.12 Interim Period Agreements. Prior to the Closing, the Shareholders and SEDA shall reasonably cooperate to draft the following agreements and documents (as applicable) (i) the New PubCo Articles, (ii) the Plan of Merger, and (iii) the A&R LLCA of Merger Sub, each to be entered into at Closing.

11.13 Subscription Agreements. To the extent any Subscription Agreements are entered into prior to the Closing, SEDA and PubCo shall each use its reasonable best efforts to satisfy the conditions of any PIPE Investors closing obligations contained in any such Subscription Agreements, and consummate the transactions contemplated thereby. SEDA and PubCo shall not terminate, amend or waive in any manner adverse to SEDA or PubCo, any Subscription Agreements without SEDA’s and each of the Shareholder’s prior written consent (not to be unreasonably withheld, conditioned or delayed), and PubCo shall, except with SEDA’s and each of the Shareholders’ prior written consent (not to be unreasonably withheld, conditioned or delayed), use its best efforts to enforce any Subscription Agreements in accordance with its terms. In the event that there is an actual or threatened material breach or default by a PIPE Investor under a Subscription Agreement, or SEDA reasonably believes in good faith that such PIPE Investor otherwise is not willing or able to consummate the transactions contemplated thereby upon the satisfaction of the conditions of such PIPE Investor’s closing obligations thereunder, then notwithstanding anything to the contrary herein, except with SEDA’s and each Shareholder’s prior written consent, SEDA and PubCo shall use their applicable reasonable best efforts to cause SEDA and PubCo to enter into and consummate replacement agreements for the PIPE Investment, which agreements shall become Subscription Agreements for purposes of this Agreement and included as part of the PIPE Investment, and SEDA, PubCo and JV GmbH shall, and shall cause their respective Representatives to, reasonably cooperate with SEDA, PubCo and their respective Representatives in connection with such replacement PIPE Investment and use their respective commercially reasonable efforts to cause such replacement PIPE Investment to occur (including having SEDA’s or JV GmbH’s (or any of its Subsidiary’s) senior management participate in any investor meetings and roadshows as reasonably requested by SEDA).

11.14 Trust Account and Other Closing Payments. Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article XII), SEDA and PubCo shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement and the net proceeds of the Financing, if any, to be applied, in each case, for the following: (a) the redemption of any SEDA Shares; (b) the payment of any cash consideration due at Closing; (c) the payment of Transaction Expenses pursuant to Section 14.07; and (d) the balance of the assets in the Trust Account and net proceeds of the Financing, if any, after payment of the amounts required under the foregoing clauses (a), (b) and (c), to be disbursed to PubCo for working capital and general corporate purposes.

11.15 Post-Closing Board of Directors. The parties shall take all necessary action, including causing the directors of PubCo to resign, so that effective as of the Closing, PubCo’s board of directors (the “Post-Closing PubCo Board”) will consist of seven (7) natural Persons. Two (2) members of the Post-Closing PubCo Board shall be identified by SEDA and five (5) members of the Post-Closing PubCo Board shall be identified by KME, and the parties shall take all necessary action to designate and appoint such individuals to the Post-Closing PubCo Board; provided that the parties hereto shall ensure that the composition of the Post-Closing PubCo Board satisfies the applicable requirements for (a) PubCo to qualify as a “foreign private issuer” (as defined in the Securities Act), (b) PubCo to be solely tax resident in the U.K., and (c) the Takeover Code to not apply.

11.16 Stock Exchange Listing. PubCo shall apply for, and shall use reasonable best efforts to cause, the PubCo Shares and SEDA Adjusted Warrants to be issued in connection with the Transactions to be approved for, listing on an Approved Stock Exchange and accepted for clearance by DTC as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the Closing Date.

11.17 Assignment and Assumption of Warrant Agreement. Immediately prior to the Merger Effective Time, PubCo and SEDA shall, on terms to be approved in writing by the Shareholders, (a) enter into an assignment and assumption agreement pursuant to which, at the Merger Effective Time, SEDA will assign to PubCo, and PubCo will assume, all of its rights, interests, and obligations in and under the Warrant Agreement, and (b) effective as of the Merger Effective Time, amend any terms in the Warrant Agreement relating to the entitlement of each warrant holder to purchase SEDA Class A Shares to instead refer to PubCo Shares, and at no point in time shall any warrant holder be entitled to purchase any shares of Merger Sub, and to further provide that no warrant holder shall be entitled to subscribe for shares in PubCo for an amount less than the par value of any such share) (the “Assignment and Assumption Agreement”). Certificates representing the SEDA Warrants need not be surrendered and exchanged because of adjustments made pursuant to this Section 11.17; provided, however, that any holder of SEDA Warrants may at any time surrender to PubCo certificate(s) representing such SEDA Warrants and request replacement certificates representing the SEDA Adjusted Warrants received in exchange therefor, which shall not affect the interest of any such warrant holders. PubCo shall issue any such replacement certificates representing SEDA Adjusted Warrants within ten (10) Business Days of its receipt of a written request from the holder of a SEDA Warrant.

11.18 Requisite SEDA Warrantholder Approval. As promptly as reasonably practicable following the date of this Agreement, SEDA shall, in accordance with the terms and pursuant the documentation and timing to be mutually agreed upon by SEDA and the Shareholders (such agreement not to be unreasonably withheld, conditioned or delayed by any of the Parties), solicit the Requisite SEDA Warrantholder Approval and exercise reasonable best efforts to obtain the Requisite SEDA Warrantholder Approval. The Shareholders shall reasonably cooperate in connection with obtaining such Requisite SEDA Warrantholder Approval.

ARTICLE XII

CONDITIONS TO OBLIGATIONS

12.01 Conditions to Obligations of All Parties. The obligations of the parties hereto to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a) Regulatory Approvals. The applicable approvals set forth on Schedule 12.01 in respect of the Transactions shall have been received, and no CFIUS Denial has occurred.

(b) No Prohibition. There shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions.

(c) Form F-4. The Form F-4 shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC that remains in effect with respect to the Form F-4 and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC that remains pending.

(d) SEDA Shareholder Approval. The SEDA Shareholder Approval shall have been obtained.

(e) Listing. The PubCo Shares and the SEDA Adjusted Warrants shall have been approved for clearing through DTC (subject to the DTC’s customary eligibility criteria) and approved for listing on an Approved Stock Exchange, subject only to notice of issuance.

(f) Assignment and Assumption Agreement. The Assignment and Assumption Agreement shall have been executed and delivered and shall be in full force and effect in accordance with its terms.

(g) Debt Refinancing. The Debt Refinancing shall have been completed.

12.02 Conditions to Obligations of SEDA. The obligations of SEDA to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by SEDA:

(a) Representations and Warranties.

(i) Each of the following representations and warranties (collectively, the “Target Specified Representations”), in each case, shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date):

(1) of JV GmbH contained in Section 4.01(a) (Corporate Organization of JV GmbH), the first sentence of Section 4.03(a) (Due Authorization; Board Approval; Vote Required), Section 4.06(e) (Capitalization), and Section 4.17 (Brokers’ Fees);

(2) of KME contained in Section 5.01(a) (Corporate Organization), the first sentence of Section 5.02(a) (Due Authorization), Section 5.03(a) and Section 5.03(b) (Ownership), Section 5.04 (Sufficiency of Assets), and Section 5.15 (Brokers’ Fees); and

(3) of Paragon contained in Section 6.01(a) (Corporate Organization of PP Holding), the first sentence of each of Section 6.02(a) and Section 6.02(b) (Due Authorization), Section 6.03(a) and 6.03(b) (Ownership), Section 6.06(b) (Capitalization), and Section 6.15 (Broker’s Fees).

(ii) The representations and warranties of JV GmbH contained in Section 4.06(a) (Capitalization) and of Paragon contained in Section 6.06(a) (Capitalization) shall be true and correct other than de minimis inaccuracies, as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(iii) The representations and warranties of (A) JV GmbH contained in Section 4.01(b) (Corporate Organization of JV GmbH) and Section 4.21(a) (Absence of Changes), (B) of KME contained in Section 5.01(b) (Corporate Organization) and Section 5.16(a) (Absence of Changes), and (C) Paragon contained in Section 6.01(b) (Corporate Organization of PP Holding) and Section 6.12(a) (Absence of Changes) shall be true and correct as of the Closing Date, as if made anew at and as of that time.

(iv) Each of the representations and warranties of JV GmbH, Paragon and KME contained in this Agreement (other than the Target Specified Representations and the representations and warranties referred to in Section 12.02(a)(ii) and Section 12.02(a)(iii)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(b) Agreements and Covenants. Each of the covenants of JV GmbH, PP Holding and the Shareholders (other than such covenants specified in Section 9.11) to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c) JV GmbH Officer’s Certificate. JV GmbH shall have delivered to SEDA a certificate signed by an officer of JV GmbH, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 12.02(a) and Section 12.02(b) pertaining to JV GmbH have been fulfilled.

(d) KME Officer’s Certificate. KME shall have delivered to SEDA a certificate signed by an officer of KME, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 12.02(a) and Section 12.02(b) pertaining to KME and the Aerospace Business have been fulfilled.

(e) Paragon Officer’s Certificate. Paragon shall have delivered to SEDA a certificate signed by an officer of Paragon, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 12.02(a) and Section 12.02(b) pertaining to Paragon and PP Holding have been fulfilled.

(f) Aerospace Business Transfer. The Aerospace Business Assets shall have been transferred to Cunova on the terms contained in the Aerospace Business Transfer Agreement.

(g) No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred with respect to the Aerospace Business, PP Holding and JV GmbH and its Subsidiaries, taken as a whole, and be continuing.

12.03 Conditions to the Obligations of JV GmbH, PP Holding and the Shareholders. The obligation of JV GmbH, PP Holding and the Shareholders to consummate the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by JV GmbH and each of the Shareholders:

(a) Representations and Warranties.

(i) Each of the representations and warranties of (A) SEDA contained in this Agreement (other than the representations and warranties of SEDA contained in Section 7.01(b) (Corporate Organization), Section 7.09(f) (Business Activities; Absence of Changes) and Sections 7.14(c) and (d) (Capitalization)) and (B) of PubCo and Merger Sub contained in the first and second sentences of Section 8.01 (Corporate Organization), the first sentence of Section 8.02 (Due Authorization), Section 8.05 (Broker’s Fees) and the first sentence of Section 8.07 (Capitalization) (in each case, without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) shall be true and correct in all material respects as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii) The representations and warranties of SEDA contained in Sections 7.14(a) and (b) (Capitalization) shall be true and correct other than de minimis inaccuracies, as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(iii) The representations and warranties of (A) SEDA contained in Section 7.01(b) (Corporate Organization) and Section 7.09(f) (Business Activities; Absence of Changes) and (B) PubCo and Merger Sub contained in Section 8.01 (Corporate Organization) shall be true and correct as of the Closing Date, as if made anew at and as of that time.

(iv) Each of the representations and warranties of PubCo and Merger Sub contained in this Agreement (other than the representations and warranties referred to in Section 12.03(a)(i) and Section 12.03(a)(iii)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

(b) Agreements and Covenants. Each of the covenants of SEDA, the SEDA Representative, PubCo and Merger Sub to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects except with respect to the payment obligations set forth in Section 2.03, which shall have been complied with in all respects.

(c) No Material Adverse Effect. No change, effect, circumstance or condition with respect to SEDA which could reasonably be expected to have a material adverse effect on the ability of SEDA to enter into and perform their respective obligations under this Agreement shall have occurred since the date of this Agreement.

(d) Minimum Cash. PubCo and SEDA shall have at least $140,000,000 in Available Cash.

(e) SEDA’s Officer Certificate. SEDA shall have delivered to JV GmbH and each Shareholder a certificate signed by an officer of SEDA, dated on the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 12.03(a) and Section 12.03(b) have been fulfilled.

12.04 Frustration of Closing Conditions. None of PubCo, SEDA, Merger Sub, the Shareholders or JV GmbH may rely on the failure of any condition set forth in this Article XII to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur, as required by Section 11.01.

ARTICLE XIII

TERMINATION/EFFECTIVENESS

13.01 Termination. This Agreement may be terminated and the Transactions abandoned:

(a) by written consent of SEDA and the Shareholders;

(b) prior to the Closing, by written notice to each of the Shareholders from SEDA if (i) there is any breach of any representation, warranty, covenant or agreement on the part of JV GmbH, KME, or Paragon set forth in this Agreement, such that the conditions specified in Section 12.02(a) or Section 12.02(b) would not be capable of being satisfied at the Closing (a “Terminating Target Breach”), except that, if such Terminating Target Breach is curable by JV GmbH, KME, or Paragon, as the case may be, through the exercise of its reasonable best efforts, then, for a period of up to forty-five (45) days (or any shorter period of time that remains between the date SEDA provides written notice of such violation or breach and the Termination Date) after receipt by JV GmbH, KME, or Paragon, as the case may be, of notice from SEDA of such breach (the “Target Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Target Breach is not cured within the Target Cure Period, (ii) the consummation of the Transactions is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation, or (iii) a CFIUS Denial has occurred; provided that the right to terminate this Agreement under subsections (i) or (ii) shall not be available if SEDA’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(c) prior to the Closing, by written notice to SEDA from the Shareholders if (i) there is any breach of any representation, warranty, covenant or agreement on the part of SEDA, PubCo or Merger Sub set forth in this Agreement, such that the conditions specified in Section 12.03(a) or Section 12.03(b) would not be satisfied at the Closing (a “Terminating SEDA Breach”), except that, if any such Terminating SEDA Breach is curable by SEDA, PubCo or Merger Sub through the exercise of its reasonable best efforts, then, for a period of up to forty-five (45) days (or any shorter period of time that remains between the date the Shareholders provided written notice of such violation or breach and the Termination Date) after receipt by SEDA, PubCo or Merger Sub of notice from the Shareholders of such breach (the “SEDA Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating SEDA Breach is not cured within the SEDA Cure Period, (ii) the consummation of the Transactions is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation, or (iii) a CFIUS Denial has occurred; provided that the right to terminate this Agreement under subsections (i) and (ii) shall not be available if JV GmbH or the Shareholders’ failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; or

(d) by written notice from any party hereto to all of the other parties if this Agreement shall fail to receive the SEDA Shareholder Approval at the SEDA Meeting (subject to any adjournment or recess of the meeting). Any party hereto terminating this Agreement pursuant to this Section 13.01 shall give written notice of such termination to each other party hereto in accordance with this Agreement specifying the provision or provisions hereof pursuant to which such termination is being effected.

13.02 Automatic Termination. This Agreement shall automatically terminate and the Transactions shall be abandoned if the Closing has not occurred on or before July 2, 2024 (or such later date as agreed to in writing between SEDA and the Shareholders) (the “Termination Date”).

13.03 Effect of Termination. Except as otherwise set forth in this Section 13.03 or Section 14.15, in the event of the termination of this Agreement pursuant to Section 13.01 or Section 13.02, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of any party hereto for any breach of this Agreement by such party occurring prior to such termination. The provisions of Section 9.06, this Section 13.03 and Sections 14.02, 14.03, 14.04, 14.07, 14.08, 14.14, 14.16 and 14.18 (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

ARTICLE XIV

MISCELLANEOUS

14.01 Waiver. Except as set forth in Section 13.02, no provision of this Agreement may be waived unless such waiver is in writing and signed by or on behalf of the party hereto or parties granting such waiver. No failure or delay of any party hereto in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

14.02 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by FedEx or other nationally recognized overnight delivery service or (iii) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)	If to PubCo or Merger Sub, to:

Specialty Copper Listco
1 Vine Street, 5th Floor
London W1J OAH, United Kingdom
Attention: Jonathan Maxwell, Ned Davis
Email: [●]; [●]

with a required copy (which copy shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate
London EC2N 4BQ
Attention: Lorenzo Corte, Maria Protopapa
Email: [●] and [●]

(b)	If to SEDA or the SEDA Representative, to:

SDCL EDGE Acquisition Corporation
PO Box 309, Ugland House
Grand Cayman, KY1-1104, Cayman Islands
Attention: Jonathan Maxwell, Ned Davis
Email: [●]; [●]

with a required copy (which copy shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate
London EC2N 4BQ
Attention: Lorenzo Corte, Maria Protopapa
Email:[●] and [●]

(c)	If to JV GmbH or, after Closing, PP Holding, to:

cunova GmbH

Klosterstraße 29, 49074 Osnabrück, Germany
Attention: Werner Stegmueller and Wolf Van Lengerich
Email: [●] and [●]

with a required copy (which copy shall not constitute notice) to:

Latham & Watkins (London) LLP
99 Bishopsgate

London EC2M 3XF, United Kingdom
Attention: David Stewart and Ingo Strauss
Email: [●] and [●]

and

Morgan, Lewis & Bockius LLP
Königinstr. 9
80539 Munich, Germany
Attention: Dr. Florian Harder
Email: [●]

(d)	If to Paragon or, prior to Closing, PP Holding, to

Paragon Partners

Leopoldstraße 10, 80802 München, Germany
Attention: Krischan von Moeller and Max Moser
Email: [●]

with a required copy (which copy shall not constitute notice) to:

Latham & Watkins (London) LLP
99 Bishopsgate

London EC2M 3XF, United Kingdom
Attention: David Stewart and Ingo Strauss
Email: [●] and [●]

(e)	If to KME, to:

KME Group SpA
Foro Buonaparte, 44

20121, Milan
Attention: Diva Moriani
Email: [●]

with a required copy (which copy shall not constitute notice) to:

Morgan, Lewis & Bockius LLP
Königinstr. 9
80539 Munich, Germany
Attention: Dr. Florian Harder
Email: [●]

or to such other address or addresses as the parties hereto may from time to time designate in writing. Notwithstanding anything to the contrary, for purposes of obtaining SEDA’s prior written consent pursuant to Section 9.01, an email from Mr. Edward Wilson Davis at [●] expressly consenting to the matter or action in question will suffice.

14.03 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties hereto, save that SEDA, PubCo and Merger Sub may charge and/or assign the benefit of this Agreement to any bank, financial institution or other person by way of security for the purposes of or in connection with any Financing, provided that, any such assignee shall not be entitled to receive under this Agreement any greater amount than that to which the assignor would have been entitled and no party hereto shall be under any greater obligation or liability than if such assignment had never occurred. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 14.03 shall be null and void, ab initio.

14.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, (a) in the event the Closing occurs, the current and former officers and directors of JV GmbH and SEDA (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 11.07, and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties hereto, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Sections 14.16 and 14.17.

14.05 No Fiduciary Duty. The parties hereto acknowledge and agree that nothing in this Agreement shall create a fiduciary duty of Rothschild & Co US Inc or any party hereto to any other party hereto.

14.06 Investment Banking Services. Notwithstanding anything to the contrary herein or any actions or omissions by representatives of Rothschild & Co US Inc or any of its affiliates in whatever capacity, it is understood that neither Rothschild & Co US Inc nor any of its affiliates is acting as a financial advisor, agent or underwriter to any party hereto or any of their respective Affiliates or otherwise on behalf of any such party or any of its Affiliates unless retained to provide such services pursuant to a separate written agreement.

14.07 Expenses.

(a) Except as otherwise provided herein (including Sections 9.09, 11.01, and 11.05(a) and 14.07(b)), each party hereto shall bear its own expenses incurred in connection with this Agreement and the Transactions, including all fees of its legal counsel, financial advisors and accountants; provided that if the Closing occurs, PubCo shall pay the Transaction Expenses at or promptly following the Closing up to an agreed aggregated cap of $20,000,000; provided, further, that free cash flow generated by Cunova prior to Closing may be applied (including by way of shareholder loan repayment) to cover the JV GmbH Transaction Expenses and the Shareholders Transaction Expenses.

(b) The parties hereto agree that JV GmbH will pay the fees to the Governmental Authorities in connection with the required consents and approvals set forth on Schedule 12.01; provided, that if this Agreement is terminated prior to Closing, 40% of such aggregate amount will be deemed a SEDA Transaction Expense and SEDA shall pay such amount to JV GmbH within five (5) Business Days of such termination.

14.08 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

14.09 Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14.10 Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party hereto in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

14.11 Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement) and the Confidentiality Agreement, constitute the entire agreement among the parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between the parties hereto except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

14.12 Amendments. Except as set forth in Section 13.02, this Agreement may be amended or modified, in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the parties hereto shall not restrict the ability of the board of directors of any of the parties hereto to terminate this Agreement in accordance with Section 13.01 or to cause such party to enter into an amendment to this Agreement pursuant to this Section 14.12 or to waive any term or condition hereof pursuant to Section 14.01, and the parties hereto may amend or terminate this Agreement (or waive any term or condition hereof) in accordance with the terms of this Agreement whether before or after the approval of this Agreement by the stockholders of any party hereto.

14.13 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, the remaining provisions of this Agreement shall be reformed, construed and enforced to the fullest extent permitted by Law and to the extent necessary to give effect to the intent of the parties hereto.

14.14 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement or the Transactions may be brought in federal and state courts located in the State of Delaware, and each of the parties hereto irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any party hereto to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party hereto in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 14.14. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

14.15 Enforcement.

(a) The parties hereto agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that (a) each party hereto shall be entitled to an injunction, specific performance, or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 13.01 or Section 13.02, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the Transactions and without that right, none of the parties hereto would have entered into this Agreement. Each party hereto agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties hereto acknowledge and agree that any party hereto seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 14.15 shall not be required to provide any bond or other security in connection with any such injunction.

(b) Each party hereto further agrees that (i) by seeking the remedies provided for in this Section 14.15, a party shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 14.15 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 14.15 shall require any party to institute any action or proceeding for (or limit any party’s right to institute any Action or proceeding for) specific performance under this Section 14.15 prior to or as a condition to exercising any termination right under Section 13.01, nor shall the commencement of any Action or proceeding pursuant to this Section 14.15 or anything set forth in this Section 14.15 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 13.01 or to pursue any other remedies under this Agreement that may be available then or thereafter.

14.16 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except that with respect to a party hereto (and then only to the extent of the specific obligations undertaken by such party), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any party hereto and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the parties under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions.

14.17 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing, and all such representations, warranties, covenants, obligations and other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing or termination of this Agreement, including Sections 2.13 (which survives following the Closing but will terminate immediately upon termination of this Agreement), 11.05 to 11.07 (to the extent such provisions are expressed to apply after the Closing or termination of this Agreement) and then only with respect to any breaches occurring after the Closing, (b) Section 11.05(a) and (c) this Article XIV. Notwithstanding anything to the contrary herein, nothing herein shall restrict any Action or liability in the case of Fraud.

14.18 SEDA Representative.

(a) The SEDA Board has irrevocably constituted and appointed Mr. Edward Wilson Davis as the SEDA Representative and as the true and lawful agent and attorney-in-fact of each of the SEDA Shareholders with full powers of substitution to act in the name, place and stead of SEDA and the SEDA Shareholders with respect to the performance on behalf of SEDA and the SEDA Shareholders under the terms and provisions hereof and to do or refrain from doing all such further acts and things, and to execute all such documents, as the SEDA Representative shall deem necessary or appropriate in connection with any transaction hereunder, which such appointment shall include the full power and authority to:

(i) amend or waive any provision hereof (including any condition to Closing) in any manner that does not differentiate among SEDA and the SEDA Shareholders; and

(ii) to enforce and protect the rights and interests of SEDA and the SEDA Shareholders arising out of or under or in any manner relating to this Agreement and, in connection therewith, to (a) resolve all questions, disputes, conflicts and controversies arising hereunder, (b) employ, obtain and rely upon the advice of legal counsel, accountants and other professional advisors as the SEDA Representative, in the sole discretion thereof, deems necessary or advisable, (c) assert or institute any claim, action, proceeding or investigation, (d) investigate, defend, contest, litigate and receive process in any claim, action, proceeding or investigation, and (e) settle or compromise any claims asserted under this Agreement.

(b) The appointment of the SEDA Representative shall be deemed coupled with an interest and shall be irrevocable, and any other Person may conclusively and absolutely rely, without inquiry, upon any action of the SEDA Representative as the act of each of SEDA and the SEDA Shareholders, as applicable, in all matters referred to herein. The SEDA Representative shall act for each of SEDA and the SEDA Shareholders on all matters set forth herein in the manner the SEDA Representative believes to be in the best interest of SEDA and the SEDA Shareholders, collectively, but the SEDA Representative shall not be responsible to any of SEDA or any of the SEDA Shareholders for any loss or damage any of SEDA or any of the SEDA Shareholders may suffer by reason of the performance by the SEDA Representative of such SEDA Representative’s duties hereunder.

(c) SEDA, as authorized by the SEDA Board and on behalf of the SEDA Shareholders, hereby expressly acknowledges and agrees that the SEDA Representative is authorized to act on behalf of SEDA and the SEDA Shareholders notwithstanding any dispute or disagreement among SEDA and the SEDA Shareholders, and that any Person shall be entitled to rely on any and all action taken by the SEDA Representative hereunder without liability to, or obligation to inquire of, SEDA or the SEDA Shareholders. In the event the SEDA Representative resigns or ceases to function in such capacity for any reason whatsoever, then the successor of the SEDA Representative shall be the Person, if any, the SEDA Board unanimously approves and appoints.

[SIGNATURE PAGES FOLLOW]

SEDA:

SDCL EDGE ACQUISITION CORPORATION

By:	/s/ NED DAVIS
	Name:	NED DAVIS
	Title:	Chief Financial Officer

SEDA Representative:

EDWARD WILSON DAVIS SOLELY IN HIS CAPACITY AS THE REPRESENTATIVE FOR THE SHAREHOLDERS OF SDCL EDGE ACQUISITION CORPORATION

By:	/s/ Edward Wilson Davis
Name:	Edward Wilson Davis

PUBCO:

SPECIALTY COPPER LISTCO PLC

By:	/s/ Jonathan Maxwell
	Name:	Jonathan Maxwell
	Title:	Director

Merger sub:

seda magnet llc

By:	/s/ NED DAVIS
	Name:	NED DAVIS
	Title:	CFO

KME SE

/s/ Dr. Florian Harder
Name:	Dr. Florian Harder

Position:	Attorney-in-fact based on power of attorney dated 1 February 2024

[Signature Page to Business Combination Agreement]

cunova GmbH

	/s/ Werner Stegmüller		/s/ Dr. Wolf van Lengerich
Name:	Werner Stegmüller	Name:	Dr. Wolf van Lengerich

Position:	Managing Director / CEO	Position:	Managing Director / CDO

[Signature Page to Business Combination Agreement]

The Paragon Fund III GmbH & Co. geschlossene Investment KG
represented by Paragon GP GmbH

	/s/ Edin Hadzic		/s/ Krischan von Moeller
Name:	Edin Hadzic	Name:	Krischan von Moeller

Position:	Managing Director	Position:	Managing Director

[Signature Page to Business Combination Agreement]

PP S&C Holding GmbH

/s/ Krischan von Moeller
Name:	Krischan von Moeller

Position:	Managing Director

[Signature Page to Business Combination Agreement]

Creature kingdom:

Creature kingdom limited

By:	/s/ Jonathan Maxwell
	Name:	Jonathan Maxwell
	Title:	Director

MAGNET Joint Venture GmbH

	/s/ Werner Stegmüller		/s/ Dr. Wolf van Lengerich
Name:	Werner Stegmüller	Name:	Dr. Wolf van Lengerich

Position:	Managing Director / CEO	Position:	Managing Director / CFO

[Signature Page to Business Combination Agreement]

EXHIBIT C

FORM OF AEROSPACE BUSINESS TRANSFER AGREEMENT

Asset purchase agreement

[●], 2024

BY AND AMONG

KME GERMANY GMBH

KME MANSFELD GMBH

KME AMERICA INC.

AND

CUNOVA GMBH

RELATING TO

the sale and transfer of the Specialty Aerospace business of KME

List of Exhibits

Exhibit 7.2	Closing Memorandum

Exhibit 8.1(b)	APA Vendor Loan

Exhibit 12.2	Supply Agreement

ASSET PURCHASE AGREEMENT

Between:

(1)	KME Germany GmbH, a limited liability company incorporated under the laws of Germany, with registered address at Klosterstraße 29, 49074 Osnabrück, Germany, and registered with the commercial register of the local court of Osnabrück under registration number HRB 214664 (“KME Germany”) as seller (the “Seller 1”);

(2)	KME Mansfeld GmbH, a limited liability company incorporated under the laws of Germany, with registered address at Lichtlöcherberg 40, 06333 Hettstedt, Germany, and registered with the commercial register of the local court of Stendal under registration number HRB 207208 (“KME Mansfeld”) as seller (the “Seller 2”);

(3)	KME America Inc., incorporated under the laws of the state of Delaware, USA, with business address at 555 W. Pierce Road, Suite 195 Itasca, 60143, Illinois (“KME America”) as seller (the “Seller 3” and together with Seller 1 and Seller 2, the “Sellers”); and

(4)	Cunova GmbH, a limited liability company incorporated under the laws of Germany, with registered address at Klosterstraße 29, 49074 Osnabrück, Germany, and registered with the commercial register of the local court of Osnabrück under registration number HRB 216155 (the “Cunova”) as purchaser (the “Purchaser”);

The Sellers and the Purchaser are also referred to collectively as the “Parties” and each of them as a “Party”.

Preamble

WHEREAS, the sole shareholder of KME Germany, and KME Mansfeld is KME SE, a European company (Societas Europaea) incorporated under the laws of Germany, with registered address at Klosterstraße 29, 49074 Osnabrück, Germany, and registered with the commercial register of the local court of Osnabrück under registration number HRB 213357 (“KME SE”) and KME Germany is the sole shareholder of KME America;

WHEREAS, KME SE is the sole limited partner (Kommanditist) of KME Special Products GmbH & Co. KG, a limited partnership (Kommanditgesellschaft) incorporated under the laws of Germany, with registered address at Klosterstraße 29, 49074 Osnabrück, Germany, and registered with the commercial register of the local court of Osnabrück under registration number HRA 207441(“KME KG”);

WHEREAS, KME KG holds 45% of all shares in MAGNET Joint Venture GmbH, a limited liability company incorporated under the laws of Germany, with registered address at Klosterstraße 29, 49074 Osnabrück, Germany, and registered with the commercial register of the local court of Osnabrück under registration number HRB 217397 (“JV GmbH”). The remaining 55% of the shares in JV GmbH are held by PP S&C Holding GmbH, a limited liability company under German law having its seat in Munich, registered with the Commercial Register at the local court of Munich under HRB 275474 (“PP Holding”);

WHEREAS, JV GmbH holds 99.996% of all shares in Cunova and KME KG holds 0.004% of all shares in Cunova;

WHEREAS, Cunova is inter alia active in the areas of (i) melting and casting (design, engineering, production and service of high-performance continuous casting moulds, as well as other engineering products used in metal casting processes), (ii) marine applications (development and manufacture of primarily copper-nickel alloy products for seawater application), tube bundles (production and distribution of tube applications for industrial purposes, and (iii) extruded & drawn (delivery of extruded and drawn copper products);

WHEREAS, the Sellers are inter alia active in the area of engineering and designing highly specialized components for aerospace rocket engines designed for critical applications (the “Specialty Aerospace Business”);

WHEREAS, KME SE, JV GmbH, The Paragon Fund III GmbH & Co. geschlossene Investment KG (“Paragon”), SDCL EDGE Acquisition Corporation (“SDCL EDGE”), among others, agreed to effect a business combination of SDCL EDGE with JV GmbH and PP Holding (the “Business Combination”) on the basis of a business combination agreement (the “BCA”) which includes the transfer of the Specialty Aerospace Business by the Sellers to Cunova;

WHEREAS, the Sellers wish to sell and transfer to the Purchaser all assets pertaining to the Specialty Aerospace Business as set forth, and subject to the terms and conditions of, this Agreement;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Definitions

1.1	Certain Definitions

For purposes of this Agreement, each of the following terms mean the following:

“Affiliate” means with respect to any Person any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.

“Aerospace Employees” means all employees exclusively or primarily attributable to the Specialty Aerospace Business.

“Aerospace Know-How” has the meaning given in Section 5.4.

“Agreement” means this Asset Purchase Agreement including all Exhibits hereto and thereto.

“Applicable Law” means any statute, law (including common law), regulation, ordinance, rule, code, order, writ, judgment, injunction, decree, governmental restriction or other requirement or rule of law of any Governmental Authority applicable to a specific Person or situation.

“BCA” has the meaning given in the preamble of this Agreement.

“Business Combination” has the meaning given in the preamble of this Agreement.

“Business Day” means any day that is not a Saturday, Sunday or any other day on which banks are required by Applicable Law to be closed in New York/USA, Milan/Italy or Munich/Germany.

“Closing” has the meaning given in Section 7.1.

“Closing Actions” has the meaning given in Section 7.2(a).

“Closing Date” has the meaning given in Section 7.1.

“control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or general partnership or managing member interests, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person. Without limiting the generality of the foregoing, a Person shall be deemed to control any other Person in which it owns, directly or indirectly, a majority of the voting interests.

“Counterparty” means any counterparty to the Sold Contracts.

“Core Know-How” has the meaning given in Section 5.1.

“Cunova” has the meaning given in the introduction section of this Agreement.

“End Date” has the meaning given in Section 10.3.

“Governmental Authority” means any foreign or domestic national, supranational, federal, state, municipal, provincial, local or other government or any departmental or other political subdivision thereof, or any entity, body or authority of the Federal Republic of Germany or any other country, locality or jurisdiction exercising executive, legislative, judicial, regulatory, administrative or other governmental functions, including, without limitation, any court, department, commission, tribunal, arbitral body, board, bureau, agency or administrative body.

“ICC Rules” has the meaning given in Section 13.9.

“JV GmbH” has the meaning given in the preamble of this Agreement.

“KME America” has the meaning given in the introduction section of this Agreement.

“KME Disclosure Schedules” means KME’s disclosure schedules to the BCA.

“KME Germany” has the meaning given in the introduction section of this Agreement.

“KME KG” has the meaning given in the preamble of this Agreement.

“KME Mansfeld” has the meaning given in the introduction section of this Agreement.

“KME SE” has the meaning given in the preamble of this Agreement.

“Know-How” means any and all know-how and other industrial and commercial information and techniques in any form not in the public domain, including drawings, formulae, test results, reports, project reports and testing procedures, instruction and training manuals, tables of operating conditions, market forecasts, lists and particulars of customers and suppliers.

“Loss” means any liabilities, costs and expenses and other damages in the meaning of Section 249 et seqq. of the German Civil Code (Bürgerliches Gesetzbuch — BGB) (excluding, however, any loss of Tax assets, Tax loss carry forwards, Tax benefits or other Tax attributes), loss of profits or any consequential damages (regardless whether specifically referred to as lost profits or consequential damages or not but having the same effect) and excluding any damage that is claimed based on the argument that the Purchase Price has been calculated or determined by the Purchaser on incorrect assumptions (including as regards alleged or actual application of a multiple). Any Loss shall be computed net of any amounts which are actually recovered under any insurance policy or which have actually been recovered from any third party.

“Other Know-How” has the meaning given in Section 5.4.

“ownership” (including the terms “owning” and “owned by”) means the title right (Eigentum) or expectancy right (Anwartschaftsrecht) to a thing.

“Paragon” has the meaning given in the preamble of this Agreement.

“Parties” has the meaning given in the introduction section of this Agreement.

“Person” means any individual, partnership, joint venture, corporation, limited liability company, trust, association, Governmental Authority or other entity.

“PP Holding” has the meaning given in the preamble of this Agreement.

“Pre-Closing Taxes” has the meaning given in Section 6.1(a).

“Purchase Price” has the meaning given in Section 8.1(a).

“Purchaser” has the meaning given in the introduction section of this Agreement.

“Purchaser Representations” has the meaning given in Section 11.

“Purchaser’s Wrong-Box Items” has the meaning given in Section 12.1(a).

“Representations” has the meaning given in Section 9.

“SDCL EDGE” has the meaning given in the preamble of this Agreement.

“Seller 1” has the meaning given in the introduction section of this Agreement.

“Seller 2” has the meaning given in the introduction section of this Agreement.

“Seller 3” has the meaning given in the introduction section of this Agreement.

“Sellers” has the meaning given in the introduction section of this Agreement.

“Sellers’ Wrong-Box Items” has the meaning given in Section 12.1(b).

“Sold Business” means the Sellers’ business operations pertaining to the Specialty Aerospace Business consisting of the Sold Contracts, the Aerospace Employees and the Aerospace Know-How.

“Sold Contracts” has the meaning given in Section 3.1.

“Specialty Aerospace Business” has the meaning given in the preamble of this Agreement.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Supply Agreement” has the meaning given in Section 12.2.

“Tax” means any taxes and surcharges or other auxiliary tax obligations within the meaning of Section 3 of the German General Tax Code (Abgabenordnung — AO), including but not limited to interest, levies, fines and penalties imposed in addition to the foregoing, duties (Zölle), and social security contributions (Sozialversicherungsbeiträge) as well as any other comparable taxes under the laws of any other jurisdiction, including but not limited to, for the avoidance of doubt, any and all income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, premium, withholding, alternative or added minimum, ad valorem, transfer or excise tax, irrespective of whether owed as primary or secondary tax liabilities (e.g. as secondary liability for third party’s taxes according to Sec. 75 of the German General Tax Code (AO) or any comparable provision in any other jurisdiction) together with any interest or penalty or addition thereto, whether disputed or not. For the avoidance of doubt, deferred taxes (latente Steuern) are not Taxes within the meaning of this definition.

“Tax Authority” means any Governmental Authority that is responsible for the assessment, administration or collection of any Taxes in any jurisdiction.

“Tax Return” means any return, report or similar statement filed or required to be filed with any Tax Authority in respect of any Tax.

“Transferred Employees” means all Aerospace Employees whose employment relationships actually transfer to the Purchaser as a result of the consummation of this Agreement.

“VAT” means (i) any tax imposed in connection the EU Council Directive of November 28, 2006 on the common system of value added tax (EC Directive 2006/112) and (ii) any tax of a similar nature, including goods and services taxes, whether imposed in a member state of the European Union, or elsewhere, in substitution for, or levied in addition to, such tax referred to in (i) above, or imposed elsewhere, including in all cases of (i) or (ii) any interest (Zinsen), penalties (Strafen) or additions (Zuschläge) as well as secondary liabilities in respect thereof.

1.2	Interpretation and Rules of Construction

In this Agreement, except as far as otherwise expressly agreed or as far as the context otherwise requires:

–	when a reference is made to a Section or Exhibit, such reference is to a Section of, or an Exhibit to, this Agreement unless otherwise indicated;

–	“days” means calendar days unless otherwise indicated;

–	whenever the words “include”, “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

–	the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

–	the words “becomes due”, “become due”, “is due” or “are due” are meant to include the word payable (i.e., fällig und zahlbar);

–	the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

–	references to any agreement or other contract include permitted supplements and amendments;

–	reference to a law include any amendment or modification to such law and any rules or regulations issued thereunder;

–	references to a Person include such Person’s successors and assigns;

–	“procure” means (without limiting other absolute obligations of the parties) the assumption of an absolute obligation of the Parties (verschuldensunabhängig); and

–	“out-of-pocket expenses” do not include overhead expenses.

2.	Relationship to BCA

This Agreement is meant to implement the BCA. In the event of any contradictions or conflicts with the BCA, the BCA shall prevail to the maximum extent legally possible.

3.	Sold Contracts

3.1	Sale of the Sold Contracts

(a)	Each Seller hereby sells to the Purchaser, and the Purchaser hereby purchases from each Seller, by way of assumption of contract with discharging effect for the respective Seller for the future (im Wege der Vertragsübernahme mit befreiender Wirkung für die Zukunft) as further set out in this Agreement and with economic effect as of the Closing Date, such contracts listed in Schedule 5.03(b) of the KME Disclosure Schedules whose contractual obligations have not been completely fulfilled as of the Closing Date (the “Sold Contracts”).

(b)	The Purchaser does not assume any contractual relationships other than the Sold Contracts, and does not assume any of the Sellers’ liabilities and obligations incurred in connection with the Sold Contracts before the Closing Date. In the case that a liability or contingent liability in relation to third parties transfers to the Purchaser by operation of law (e.g. pursuant to Section 25 of the German Commercial Code (HGB)), as between the Parties, the respective Seller shall satisfy such transferring liability or contingent liability if and to the extent the Purchaser has not explicitly accepted the respective liability or contingent liability, and the Seller shall indemnify the Purchaser against any claims or Losses arising from such transferring liability or contingent liability.

3.2	Transfer and Assignment of the Sold Contracts

(a)	Subject to the fulfillment or waiver, as the case may be, of the Closing Actions, each Seller hereby transfers and assigns with effect as of the Closing Date to the Purchaser, who hereby accepts such transfer and assignment subject to the provisions set forth in Section 3.1, all of the Sold Contracts to which it is a party.

(b)	As between the Parties, all rights and claims resulting from the Sold Contracts to the extent to be transferred hereunder shall, irrespective of whether the consent of the relevant Counterparty to the assignment of the respective Sold Contract has been obtained, as of and from the Closing Date, economically vest in the Purchaser.

(c)	Should any Counterparty refuse prior to the Closing Date to grant its consent to the assignment of the relevant Sold Contract, the relevant Seller shall put the Purchaser, to the extent legally possible, economically in a position (on an after Tax basis) as if the assignment of the relevant Sold Contract by the respective Seller to the Purchaser would have been effected as of the Closing Date, including by way of sub-licensing, sub-contracting or similar arrangement to the Purchaser providing that any enforcement by the Sellers of any rights under the relevant Sold Contract shall be for the benefit and account of the Purchaser; provided that the Purchaser agreed in writing to indemnify the respective

Seller on terms mutually agreeable to the Purchaser and relevant Seller for any payments to be made by the Seller under any such Sold Contract after the Closing Date. The respective Seller shall comply with the Purchaser’s lawful and reasonable instructions regarding the exercise of any rights under such Sold Contract, provided that the respective Seller shall only be liable for acting with gross negligence (grobe Fahrlässigkeit) or intent (vorsätzlich) when holding the Sold Contracts for the account of the Purchaser. For the avoidance of doubt, liabilities arising out of the continuation of the Sold Contract in accordance with this Section 3.2(c) shall not be borne by the Sellers.

(d)	Any payments or other performances by the Counterparties made under the Sold Contracts and any offers, orders, requests and other communication relating to any Sold Contract or otherwise to the Specialty Aerospace Business, received by the Sellers after the Closing Date shall be forwarded to the Purchaser without undue delay or deductions if and to the extent the payments or other performances relate to products delivered or services rendered after the Closing Date.

3.3	Hand-Over of Documentation

All documentation and other materials constituting, or relating to, the Sold Contracts, which is (i) in the possession or under control of each Seller and (ii) reasonably necessary for the execution of a Sold Contract, and which has not already been made available to the Purchaser shall be handed over or otherwise be made available by each Seller to the Purchaser on the Closing Date.

4.	Aerospace Employees

4.1	Transfer of Employees

(a)	Seller 1 and the Purchaser are aware that the sale and transfer of the Sold Business pursuant to this Agreement constitutes a relevant transfer of a business operation (Betriebsübergang) pursuant to Section 613a of the German Civil Code (BGB). Accordingly, the employment relationships and agreements (including all claims and liabilities) of all Aerospace Employees will transfer to the Purchaser by operation of German law subject to, and in accordance with, the regime of Section 613a of the German Civil Code (BGB) unless an employee objects to such transfer in accordance with Section 613a para. 6 of the German Civil Code (BGB). An anonymized list of the Aerospace Employees, setting forth, as of the date hereof, staff number, service date for recognition of service years, and actual total target salary (Jahreszieleinkommen) is contained in Schedule 5.03(b) of the KME Disclosure Schedules.

(b)	All liabilities, including for payment of the monthly salary payments including associated labor costs (Lohnnebenkosten), in relation to the Transferred Employees attributable to the time prior to the Closing Date shall be borne by Seller 1 and Seller 1 shall indemnify the Purchaser accordingly. All liabilities, including for payment of the monthly salary payments including associated labor costs (Lohnnebenkosten), in relation to the Transferred Employees attributable to the time after the Closing Date shall be borne by the Purchaser and the Purchaser shall indemnify the Seller 1 accordingly. For the avoidance of doubt, open holiday entitlements, gratification — if any — and time accounts shall be assumed by the Purchaser without delimitation to the Closing Date.

4.2	Employee Files

Seller 1 shall without undue delay on the Closing Date deliver to the Purchaser the personnel files relating to the Transferred Employees. Seller 1 shall, subject to applicable law, upon the Purchaser’s reasonable request, provide the Purchaser with information on every Aerospace Employee in order to allow for the Purchasers’ preparation for the onboarding and integration of the Transferred Employees.

4.3	Time-Bar

Any payment claims of the Sellers under this Section 4 shall become time-barred (Verjährung) five (5) years after the date hereof but not earlier than one (1) year after the date any claims of the Aerospace Employees for continued employment by Seller 1 become time-barred (Verjährung).

5.	Know-How

5.1	Core Know-How Transfer

Subject to the fulfillment or waiver, as the case may be, of the Closing Actions, each Seller hereby sells and assigns, or shall procure the sale and assignment, to the Purchaser, and the Purchaser hereby purchases and accepts such assignment, with economic effect as of the Closing Date, all Know-How exclusively or primarily relating to the Specialty Aerospace Business that is used or held by the Sellers and their Subsidiaries (“Core Know-How”).

5.2	Core Know-How License

To the extent that the aforementioned assignment of Core Know-How is legally not possible, each Seller hereby grants, or shall procure for, the Purchaser an all-embracing, exclusive, unrestricted, perpetual, irrevocable, royalty-free, worldwide, transferable, sublicensable (through multiple tiers) right to use and exploit all Core Know-How. The aforementioned granting of rights encompasses all pecuniary rights, including the right to use any works, which are based on or embodying the Core Know-How.

5.3	License to Sellers

The Purchaser hereby grants each Seller a non-exclusive, perpetual, irrevocable, royalty-free, non-transferable, non-sublicensable, worldwide license to use the Core Know-How primarily relating to the Specialty Aerospace Business solely to (i) manufacture products and make third-party sales of such products, and (ii) provide customer training and maintenance services, in each case unrelated to the Specialty Aerospace Business.

5.4	Other Know-How License

Each Seller hereby sells and grants, or shall procure the sale and grant, to the Purchaser, and the Purchaser hereby purchases and accepts such grant, with economic effect as of the Closing Date, a non-exclusive, unrestricted, perpetual, irrevocable, royalty-free, worldwide, transferable, sublicensable (through multiple tiers) right to use and commercially exploit all Know-How which is required for the conduct of the Specialty Aerospace Business that is used or held by the Sellers and their Subsidiaries, except for Core Know-How (“Other Know-How”, and together with Core Know-How, the “Aerospace Know-How”).

5.5	Hand-over of Documentation

All documentation and other materials embodying Aerospace Know-How (if any), which is (i) in the possession or under control of each Seller and (ii) reasonably necessary for using or otherwise commercially exploiting the Aerospace Know-How, shall be handed over by each Seller to the Purchaser on the Closing Date as:

(a)	in relation to Core Know-How, the original or, where it is not technically feasible to provide the original, a copy or by providing access to electronic documents. Following the Closing Date, the Sellers shall cease all exploitation of the Core-Know How in relation to the Specialty Aerospace Business and other materials embodying the Core Know-How. The Sellers shall provide to the Purchaser written confirmation that the Sellers have complied with this Section 5.5(a); and

(b)	in relation to Other Know-How, the original, a copy or by providing access to electronic documents,

in each case, the ownership of handed over documentation and other materials vests in the Purchaser.

6.	Taxes

6.1	Pre-Closing Taxes

(a)	The Sellers shall indemnify and hold the Purchaser harmless from and against any secondary liabilities for Taxes under Section 75 German General Tax Code (AO) or under any other statutory provision (including, e.g., Sec. 25 German Commercial Code (HGB)) which are levied against the Purchaser, and which are attributable to the Sold Business for the period up to and including the Closing Date (“Pre-Closing Taxes”); provided however, that foregoing shall not apply to the extent that Pre-Closing Taxes:

(A)	have been paid or otherwise settled by the Sellers;

(B)	result from any future measures or transactions undertaken or caused by the Purchaser or any of its Affiliates after the Closing Date;

(C)	correspond to any Tax advantages of the Purchaser or any of its Affiliates as from and after the Closing Date, applying a discount rate of three percent (3%) for the period until the time on which the respective benefit is likely to occur (for the avoidance of doubt, any step up in the Tax basis in relation to the Sold Business shall not be treated as a Tax advantage for purpose of this Section 6.1(a)(C)); or

(D)	were caused by the Purchaser’s failure to satisfy any of its obligations under this Section 6, unless and to the extent the Purchaser proves (darlegen und beweisen) that the relevant Taxes were not increased thereby.

(b)	The Purchaser shall notify the competent Tax Authority about the transfer of the Sold Business (Betriebsübergang) within one (1) month after the Closing Date.

(c)	With respect to any Pre-Closing Taxes, the Purchaser shall (i) deliver to the respective Seller without undue delay a copy of the respective Tax assessment notice (Steuerbescheid) or liability claim notice (Haftungsbescheid), (ii) file in due course a legal objection notice upon the respective Seller’s request and at the respective Seller’s costs, and (iii) conduct all legal remedy procedures as instructed by the respective Seller and at the respective Seller’s costs. The Sellers shall pay the Pre-Closing Taxes within ten (10) Business Days after the later of (x) receipt of the copy of the respective Tax assessment notice or liability claim notice and (y) five (5) Business Days prior to the due date of the respective Tax liabilities.

(d)	The Purchaser agrees to fully cooperate with the Sellers and at Sellers’ costs in any tax procedure regarding the Pre-Closing Taxes, in particular but not limited to challenge and to litigate any Tax assessment notice or other decision of a Tax Authority upon Sellers’ request and according to the Sellers’ lawful and reasonable instructions.

(e)	The Purchaser’s claims under Section 6.1(a) shall become time-barred (Ausschlussfrist) thirteen (13) months after the Closing Date.

7.	Closing

7.1	Date of Closing

The closing (the “Closing”) shall take place on the date of this Agreement (“Closing Date”).

7.2	Closing Actions

At Closing, the Parties shall take or cause the following actions to be taken, in the following order:

(a)	Each Seller shall fulfill its obligation set forth in Sections 3.3, 4.2 and 5.5(a); and

(b)	The Purchaser shall issue the APA Vendor Loan to the Sellers.

(the “Closing Actions”). Promptly after the performance of the Closing Actions, the Parties shall execute a closing memorandum substantially in form and substance as attached hereto as Exhibit 7.2.

7.3	Obligation to Close

Subject to the respective other Party’s compliance with Section 7.2, no Party shall be entitled to refuse or to delay the occurrence of the Closing. The applicability of Sections 320 and 446 of the German Civil Code (BGB) is expressly excluded.

8.	Purchase Price Matters

8.1	Purchase Price

(a)	The aggregate purchase price owed by the Purchaser to the Sellers as consideration for the sale and transfer of the Sold Business (the “Purchase Price”) shall consist of the following:

EUR 82,682,212

(b)	The Sellers hereby agree that the Purchaser’s obligation to pay the Purchase Price will be discharged in full by the issuance by the Purchaser to the Sellers of the APA Vendor Loan (as defined in the BCA and attached hereto as Exhibit 8.1(b)) which shall be settled, assigned, novated or contributed as set forth in the definitive agreements governing the Business Combination.

8.2	Value-Added Tax

(a)	The Parties take the view that the intended sale and transfer of the Sold Business under this Agreement constitutes a sale of a going concern (Geschäftsveräußerung im Ganzen) for VAT purposes according to Section 1 para. 1a of the German value-added tax code (Umsatzsteuergesetz). Accordingly, the Parties take the view that the sale and transfer of the Sold Business is not subject to VAT. The Parties shall take all reasonable steps required to treat the transfer of the Sold Business as a sale of a going concern for VAT purposes. In particular, the Parties warrant and undertake that they shall not waive any available exemption from VAT without the prior written consent of the other Party.

(b)	In the event that a relevant Tax Authority determines that the sale and transfer of the Sold Business is subject to VAT and VAT is due by the Sellers (no reverse charge), the respective VAT shall be added as additional consideration to the Purchase Price. The confirmation from the relevant Tax Authority shall be delivered by the Sellers as soon as possible after receipt from such Tax Authority. VAT shall be paid by the Purchaser to the Sellers within ten (10) Business Days of the receipt by Purchaser of a valid invoice in compliance with applicable VAT laws. The Parties will cooperate in order to mitigate any liquidity disadvantages, e.g, by allowing an assignment of the VAT claim in lieu (an erfuellungshalber) of a cash payment.

9.	Representations and Warranties of the Sellers

9.1	Representations

The Sellers hereby represent and warrant to the Purchaser by way of an independent guarantee (Section 311 para. 1 of the German Civil Code (BGB) that the following statements set forth in Section 9.2 (the “Representations”), are true and correct;

in each case provided that:

(a)	the scope and content of each Representation contained in this Section 9 as well as the Sellers’ liability arising therefrom shall be conclusively (abschließend) defined by the provisions of this Agreement (including the limitations on Purchaser’s rights and remedies set forth in Section 10 below), which shall form an integral part of the Representations;

(b)	the Representations refer to the Closing Date.

For the avoidance of doubt, the Parties agree that the Representations do not constitute a guarantee (Garantie für die Beschaffenheit der Sache) within the meaning of Sections 443 and 444 of the German Civil Code (BGB). As a precaution, the Purchaser herewith expressly waives (i) the assertion of any statutory claims against the Sellers pursuant to Section 434 et seq. of the German Civil Code (BGB) and (ii) any recourse to Section 444 of the German Civil Code (BGB).

9.2	Joint and Several Liability

The Sellers shall be jointly and severally liable for any of their obligations under this Agreement (Gesamtschuldnerschaft).

9.3	Representations of Sellers

(a)	Seller 1 is a limited liability company validly incorporated and organized under the laws of Germany. Seller 2 is a limited liability company validly incorporated and organized under the laws of Germany. Seller 3 is a corporation validly incorporated and organized under the laws of the State of Illinois.

(b)	No bankruptcy or judicial composition proceedings concerning any of the Sellers have been applied for and no circumstances exist which would require the application for any bankruptcy or judicial composition proceedings concerning a Seller or justify any action of voidance of this Agreement.

(c)	Each Seller has the absolute and unrestricted right, power, authority and capacity to execute this Agreement.

(d)	This Agreement constitutes the legal, valid and binding obligation of each Seller, enforceable under applicable laws against each Seller in accordance with its terms, and to perform its obligations under this Agreement, which actions have been duly authorized and approved by all necessary corporate actions of each Seller. Neither the conclusion nor the consummation of this Agreement and the transactions contemplated herein will directly or indirectly violate the Sellers’ certificates of incorporation, articles of association or by-laws, as applicable, or require the consent of, or notice be given to, any third party except as may be required for the transfer of the Sold Contracts in accordance with Section 3.2(c) of this Agreement.

10.	Indemnification by the Sellers

10.1	Indemnification

(a)	Pursuant to this Section 10.1, the respective Seller shall indemnify the Purchaser for Losses resulting from any breach of a Representation made by it or any other of its obligations hereunder.

(b)	If and to the extent the respective Seller is subject to an indemnification obligation for Losses, the respective Seller shall put the Purchaser into the position it would have been in had such breaches that caused such Losses not occurred (Naturalrestitution). If and to the extent the respective Seller fails to comply with the foregoing indemnification obligation (Naturalrestitution) within forty-five (45) days after the Purchaser duly notifies the respective Seller of any breach giving rise to an indemnification obligation in accordance with Section 10.5 below, or if and to the extent the respective Seller refuses to comply with the foregoing indemnification obligation or if such indemnification is not possible, the Purchaser shall be entitled to claim monetary compensation only from the respective Seller for any Losses resulting from any such breach. For the avoidance of doubt, there shall be no double-counting of Losses.

(c)	The German law legal principles regarding the calculation of damages, the mitigation of damages and the off-setting of damages by advantages (including advantages of and for the Purchaser) due to the damaging event (Schadensberechung, Schadensminderung, Vorteilsausgleich) pursuant to Sec. 249 et seqq. of the German Civil Code (BGB) shall apply mutatis mutandis to all damage claims of the Purchaser under or in connection with this Agreement.

10.2	Limitations of Liability

The aggregate maximum liability of the respective Seller for all claims under or in connection with this Agreement shall be limited to the Purchase Price allocated to it.

10.3	Time-Limitation

Unless specifically provided for otherwise herein,

(a)	all claims of the Purchaser against the respective Seller arising in relation to the performance claims (Erfüllungsansprüche) and under or in connection with the Representations contained in Sections 9.3 shall expire (Ausschlussfrist) four (4) years after the Closing Date; and

(b)	all other claims of a Party under or in connection with this Agreement, but other than in relation to Taxes, shall expire (Ausschlussfrist) on June 1, 2025.

(each of such expiry dates, an “End Date”); provided that only if, at any time prior to the respective End Date, the respective Party delivered to the other Party a due notification of a specified claim, then the time-limitation (Ausschlussfrist) in respect of such claim so asserted shall be suspended (gehemmt) until such time as such claim is finally resolved by way of a final and binding arbitration award, written compromise or written unilateral acknowledgement; provided, however, that the respective Party asserts such timely notified claim in arbitration in accordance with the provisions of Section 13.9 at the latest six (6) months after its notification which suspended the time-limitation (Ausschlussfrist). Section 203 of the German Civil Code (BGB) and its underlying principles shall not apply.

10.4	Assignment of Claims

In the event and to the extent that the Sellers indemnify the Purchaser in accordance with this Agreement, the Purchaser shall promptly assign or procure to have assigned to the respective Seller all claims the Purchaser might have against any third party (in particular insurances) in connection with the event that caused such Losses for which, and to the extent, the respective Seller grants the Purchaser indemnification. In the event that an assignment of such claims is not possible for legal reasons, the Purchaser shall use its reasonable best efforts that the respective Seller and any of its Affiliates be put in a position as if such assignment had been effected. In any event, the Purchaser shall use its reasonable best efforts that the full benefits of all insurances in respect of matters for which the respective Seller shall grant indemnity hereunder shall be received by the respective Seller. In respect of any claim for which assignment is not possible, the respective Seller shall at all times give Purchaser and its officers, directors, employees, agents, representatives and advisors access to any relevant documents, records and information and shall not make any admission of liability, agreement or compromise in respect of any such claim without the prior written consent of the Purchaser.

10.5	Claim Notices

(a)	In case of a potential claim of the Purchaser under or in connection with this Agreement, but other than in relation to Taxes, the Purchaser shall submit to the respective Seller without undue delay but in any event within fifteen (15) Business Days after discovery of the relevant facts by the Purchaser a written notice justifying a claim for indemnification under or in connection with this Agreement and announcing the Purchaser’s intention to hold the respective Seller liable, such written notice to specify in reasonable detail the facts upon which the alleged claim is based, the alleged legal basis of the claim, and, to the extent possible, the estimated amount of such claim.

(b)	A failure of the Purchaser to comply with its obligations pursuant to this Section 10.5 with respect to a specific claim of the Purchaser hereunder shall release the respective Seller from its obligation to indemnify the Purchaser therefor under or in connection with this Agreement only if and to the extent the respective Seller is prejudiced by such failure.

10.6	Purchase Price Adjustment

To the extent permitted by Applicable Law, the Parties agree that any indemnity payments by one Party to the other pursuant to this Agreement shall be treated as adjustments of the Purchase Price for Tax purposes, and in any event shall be made without any deduction for Taxes, costs or charges.

10.7	Sole Remedy

(a)	The Purchaser hereby acknowledges and agrees that its sole and exclusive remedy with respect to any and all Losses or other detriments relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions of this Section 10 and the provisions of the BCA. In furtherance of the foregoing, the Purchaser hereby waives to the fullest extent permitted under Applicable Law any and all other statutory or contractual claims relating to the subject matter of this Agreement not covered by this Section 10 or by the BCA. As amplification and without limitation any claims based on statutory principles of breach of contract in particular “kaufrechtliche Gewährleistungsansprüche” including “Nacherfüllung”, rescission (Rückabwicklung) or challenge (Anfechtungsrechte) of this Agreement are expressly excluded; provided that any claims for fulfillment of this Agreement (primäre Erfüllungsansprüche) which are not expressly and specifically the subject matter of a Representation, and (solely) claims for monetary damages as a result of the breach of covenants or the non-fulfillment of other obligations pursuant to this Agreement are not affected by this Section 10.7, however, only if and to the extent they are not limited or restricted by a provision of this Agreement. The Purchaser shall in no event have a right to rescind, cancel or otherwise terminate this Agreement or to exercise any right or remedy which would have a similar effect.

(b)	The Purchaser furthermore acknowledges and agrees that neither any direct or indirect shareholder or member of the Sellers nor any of their respective directors, officers, employees or advisors shall have any liability or obligation towards the Purchaser, arising out of, connected with, or resulting from the activities of any of the foregoing in connection with the preparation, negotiation and implementation of this Agreement and the transactions contemplated hereby.

(c)	For the avoidance of doubt: The provisions of this Section 10.7 shall not affect any rights and remedies of a Purchaser for fraud or willful misconduct (Vorsatz) to the extent they cannot legally be waived in advance.

11.	Representations and Warranties by the Purchaser

The Purchaser hereby represents and warrants to each of the Sellers by way of an independent guarantee (Section 311 para. 1 of the German Civil Code (BGB)) that the following statements set forth in this Section 11 (the “Purchaser Representations”), are true and correct as of the date hereof. In the event of a breach of a Purchaser Representation Section 10.1 shall apply mutatis mutandis.

(a)	The Purchaser is a limited liability company validly incorporated and organized under German law.

(b)	The Purchaser is an entrepreneur for German VAT purpose and the Sold Business will be used for his entrepreneurial activities.

(c)	The Purchaser has the right and corporate authority to execute this Agreement and to consummate the transactions contemplated herein.

(d)	The conclusion or consummation of this Agreement and the transactions contemplated herein do not violate any Applicable Laws, or require the consent of any third party, except as may be required for the transfer of the Sold Contracts or the renewal of certain permits or certificates.

12.	Certain Covenants

12.1	Inadvertently Sold or Omitted Assets

Within nine (9) months after the Closing Date:

(a)	if any contracts, employees or Aerospace Know-How not reasonably required for the continuation of the Specialty Aerospace Business are inadvertently sold and/or transferred under this Agreement (“Purchaser’s Wrong-Box Items”), the Purchaser shall transfer such Purchaser’s Wrong-Box Items to the relevant Seller (or any Person designated by the Sellers) upon its request without consideration;

(b)	if any assets, contracts, employees or intellectual property (including, but not limited to, Aerospace Know-How) required for the continuation of the Specialty Aerospace Business were inadvertently not sold and transferred under this Agreement (“Sellers’ Wrong-Box Items”), the respective Seller shall transfer such Sellers’ Wrong-Box Items to the Purchaser (or any Person designated by the Purchaser) upon the Purchaser’s request without consideration.

12.2	Supply Agreement

On the Closing Date, the Parties shall enter into a supply agreement regarding the supply of material required for the Specialty Aerospace Business by KME Germany and KME Mansfeld to Cunova according to pre-agreed specifications substantially in the form as attached hereto as Exhibit 12.2 (the “Supply Agreement”).

13.	Miscellaneous

13.1	Payment Terms

(a)	Any payments to be made under this Agreement shall be made by irrevocably wire transfer in Euro on the relevant due date with value on that date in immediately available funds and without deducting any costs.

(b)	In the event and to the extent that a party is in default (Verzug) with any payment hereunder, such party shall pay default interest at a rate of the statutory rate pursuant to Section 288 para. 2 of the German Civil Code (BGB) (i.e., base interest rate (Basiszinssatz) plus 9 percentage points) (calculated daily on the basis of a year of 360 days and payable at the same time as the payment to which it relates) as from and including the date on which the default occurs until and including the date of actual payment. The right to claim further damages, if any, shall remain unaffected. For the avoidance of doubt: A party shall automatically and without any further notice requirements be regarded as being in default with payments if such payments are not effected when due. To the extent legally possible, all statutory provisions to the contrary are hereby waived.

13.2	No Set-off

Unless foreseen in the BCA, no party shall be entitled to (i) set-off (aufrechnen) any rights and claims it may have under this Agreement against any rights or claims any other party may have under this Agreement, or (ii) refuse to perform any obligation it may have under this Agreement on the grounds that it has a right of retention (Zurückbehaltungsrecht), unless the rights or claims of the relevant party claiming a right of set-off (Aufrechnung) or retention (Zurückbehaltung) have been acknowledged (anerkannt) in writing by the relevant other party or have been confirmed by enforceable decision of a competent court (Gericht) or arbitral tribunal (Schiedsgericht).

13.3	Confidentiality

No Party shall make any press release or similar public announcement with respect to this Agreement and each Party shall keep confidential and not disclose to any third party the contents of this Agreement and any confidential information regarding any other Party disclosed to it in connection with this Agreement or its implementation, all except as expressly agreed upon with the other Party and except as may be required in order to comply with the requirements of any Applicable Laws or the rules and regulations of any stock exchange on which any securities of the relevant Party or any of its parent companies are listed. The aforementioned obligations shall not apply to the disclosure of the contents of this Agreement (i) to directors, officers, employees and advisors of a Party, and (ii) to Affiliates or to the banks and financing institutions financing the transactions contemplated in this Agreement or the BCA or direct or indirect shareholders (and their directors, officers, employees and advisors).

13.4	Fees, Costs, Transfer Taxes

(a)	Each Party shall pay and bear its own expenses and fees (including attorneys’, accountants’, consultants’ and advisors’ fees) in connection with the preparation, execution, amendment or consummation of this Agreement or any of the transactions contemplated hereby.

(b)	The Purchaser shall bear any administrative fees and all transfer Taxes related to this Agreement; provided, that the payment of VAT, if applicable, shall exclusively be governed by Section 8.2.

13.5	Amendments and Notices

(a)	Changes and amendments to this Agreement shall be valid only if made in writing (Section 126 of the German Civil Code (BGB)), unless a notarial deed or any other stricter form is legally required. This shall also apply to any change or amendment of this Section 13.5(a).

(b)	All notices, demands and other communications given or delivered under this Agreement shall be made in text form (Section 126b of the German Civil Code (BGB)) and will be deemed to have been given when received (Zugang) by personal delivery, courier service, registered mail receipt confirmed and shall be considered delivered in all respects when delivered as follows; provided that a delivery to the “copy” addresses shall not be a precondition for a valid delivery:

(i)	if to the Sellers

KME Group SpA

Foro Buonaparte, 44

20121, Milan

Attention: Diva Moriani

Email: [●]

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP
Königinstr. 9
80539 Munich, Germany
Attention: Dr. Florian Harder
Email: [●]

(ii)	if to the Purchaser:

cunova GmbH

Klosterstraße 29, 49074 Osnabrück, Germany

Attention: Werner Stegmueller, Wolf Van Lengerich

Email: [●]; [●]

with a copy (which shall not constitute notice) to:

Latham & Watkins

Attn.: Dr. Ingo Strauss, Dr. Heiko Gotsche

Dreischeibenhaus 1

40211 Düsseldorf

Germany

Email: [●]; [●]

SEDA Magnet LLC
Attn.: Ned Davis

251 Little Falls Drive, Wilmington

Delaware 19808

New York, NY 10165

Email: [●]

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate
London EC2N 4BQ
Attention: Lorenzo Corte, Maria Protopapa
Email: [●] and [●]

or to such other address as any Party hereto shall have designated by written notice to the other party from time to time.

13.6	Severability Clause

If a provision of this Agreement should be or become partially or entirely invalid or unenforceable or in the event of a contractual gap, the validity of the other provisions of this Agreement shall not be affected thereby. The respective invalid or unenforceable provision shall be replaced by the Parties, and the gap be filled by the Parties, by a legally valid arrangement which corresponds as closely as possible to the intention of the Parties or what would have been the intention of the Parties according to the aim and purpose of this Agreement if they had considered the issue.

13.7	Exhibits

The Exhibits to this Agreement form an integral part of this Agreement. Statements in one provision or Exhibit to this Agreement shall be deemed to have been made also for the purposes of all other provisions of and Exhibits to this Agreement.

13.8	Governing Law

This Agreement shall be governed by, and interpreted in accordance with, the laws of the Federal Republic of Germany, excluding conflict of law rules and the United Nations Convention on the International Sale of Goods. English terms used in this Agreement shall be interpreted in accordance with German law and not in accordance with any specific legal meaning such term may have under English law or any other common law jurisdiction unless the context clearly so requires.

13.9	Arbitration and Venue

All disputes arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, that cannot be amicably settled by the Parties within ninety (90) days of one Party’s issuance of a notice of dispute to the other Party, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce in force on the date of applying for arbitration (the “ICC Rules”), by three (3) arbitrators appointed in accordance with the ICC Rules. The Purchaser shall appoint one (1) arbitrator and the Sellers shall jointly appoint one (1) arbitrator and the two (2) arbitrators appointed by the parties (or by the ICC Court pursuant to Article 8(4) of the ICC Rules as the case may be) shall within 30 days of the appointment of the second arbitrator agree upon a third arbitrator who shall act as chairman of the tribunal. The place of the arbitration shall be London, England. The language of the arbitration shall be English.

13.10	Headings and German Terms

In this Agreement the headings are inserted for convenience only and shall not affect the interpretation of this Agreement. Where a German term has been inserted, it alone shall be authoritative for the purpose of the interpretation of the relevant English term in this Agreement.

13.11	Complete Agreement

This Agreement (together with the definitive agreements entered into by and among Paragon, SDCL EDGE, KME SE, JV GmbH and PP Holding regarding the consummation of the Business Combination and the APA Vendor Loan constitutes the full understanding of the Parties and the complete and exclusive statement of the terms and conditions of the Agreement relating to the subject matter hereof and supersedes any and all prior agreements, whether written or oral, that may exist between the Parties with respect thereto.

13.12	Oral Statements

As part of the agreed contractual risk allocation, no Party shall be liable for the correctness of any oral or written statements made by managing directors, employees or consultants of such Party and its Affiliates, in particular, if made during the due diligence, and the knowledge of these Persons may not be attributed to the Party.

13.13	Successors; Assignments

(a)	This Agreement shall inure to the benefit of and be binding upon the Parties and the respective successors and permitted assigns of the Parties hereto only unless explicitly otherwise provided. In the event that this Agreement contains explicit provisions which are made for the benefit of a third party, the Parties shall nevertheless be permitted to terminate, alter or amend this Agreement without the consent of such third party beneficiary regardless of whether its legal position is affected thereby.

(b)	Neither this Agreement nor any of the rights or claims of the Sellers or the Purchaser hereunder shall be assigned without the prior written consent of the other Party, unless foreseen in the BCA.

13.14	Third Party Beneficiaries

This Agreement shall be binding upon and inure solely to the benefit of the Parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

13.15	Further Documents

Each of the Parties shall execute and deliver all such further documents and agreements and perform such further acts as are reasonably required hereby and are not inconsistent with any other provisions of this Agreement.

[Signatures follow]

KME Germany GmbH

as Seller 1

Name	Name
Title:	Title:

KME Mansfeld GmbH

as Seller 2

Name	Name
Title:	Title:

KME America Inc.

as Seller 3

Name	Name
Title:	Title:

Cunova GmbH

as Purchaser

Name	Name
Title:	Title:

EXHIBIT D

FORM OF PARAGON VENDOR LOAN

__________________ 2024

THE PARAGON FUND III GMBH & CO.
GESCHLOSSENE INVESTMENT KG

(as Lender)

CUNOVA GMBH

(as Cunova)

and

SPECIALTY COPPER LISTCO PLC

(as Initial Borrower)

VENDOR LOAN AGREEMENT

THIS AGREEMENT is made on ________________________ 2024 at ________

BETWEEN

(1)	THE PARAGON FUND III GMBH & CO. GESCHLOSSENE INVESTMENT KG, a limited partnership organised under the laws of Germany, registered with the commercial register of the local court of München under registration number HRB 110100 (the “Lender”);

(2)	CUNOVA GMBH, a limited liability company organised under the laws of Germany, registered with the commercial register of the local court of Osnabrück under registration number HRB 216155 (“Cunova”); and

(3)	SPECIALTY COPPER LISTCO PLC, a public limited company registered in England and Wales with registered number 15395590 (the “Initial Borrower”, and together with Cunova and the Lender, the “Parties”).

WHEREAS

(A)	The Initial Borrower agreed to acquire all of the issued and outstanding shares in PP S&C Holding GmbH, a limited liability company organized under the laws of Germany, registered with the commercial register of the local court of Munich under registration number HRB 275474, pursuant to the terms, and subject to the conditions, of a business combination agreement entered into by (among others), the Initial Borrower, Cunova and the Lender on [●] 2024 (the “BCA”).

(B)	A portion of the consideration payable by the Initial Borrower to the Lender under the BCA is being discharged in full by the lending by the Lender to the Initial Borrower on and subject to the terms set out in this Agreement.

(C)	The Parties intend that, following the execution of this Agreement and pursuant to the Assumption and Release Agreement, Cunova shall accept and assume in full by way of novation of all of the Initial Borrower’s rights and obligations under this Agreement.

IT IS AGREED THAT

1.	DEFINITIONS AND INTERPRETATION

1.1	Capitalised terms used in this Agreement but not defined shall have the meaning given to them in the BCA.

1.2	Unless context otherwise requires, in this Agreement:

“Act” means the Companies Act 2006;

“Assumption and Release Agreement” has the meaning given in Clause 7;

“BCA” has the meaning given in the preamble to this Agreement;

“Borrower” means:

(a)	on the date of this Agreement and until the Novation Date, the Initial Borrower; and

(b)	on and from the Novation Date, Cunova;

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in London (United Kingdom), New York (New York), Cayman Islands, Frankfurt (Germany) and Milan (Italy) are authorized or required by applicable law to close;

“Cash” means cash in hand or at bank and (in the latter case) credited to an account in the name of a member of the Group with a bank or financial institution and to which a member of the Group is alone (or together with other members of the Group) beneficially entitled and which is freely and immediately available to be applied in repayment or prepayment of obligations of members of the Group for or in respect of borrowings;

“Change of Control” means KME SE ceases directly or indirectly to have the ability to appoint/remove the majority of the board of directors of the Initial Borrower;

“Closing Date” means the final date on which the Transactions (as defined and contemplated by the BCA) are consummated in accordance with the terms of the BCA;

“EBITDA” means, for any Relevant Period, the consolidated operating profit of the Group for such period:

(a)	before deducting any depreciation, amortisation or impairment charges;

(b)	before deducting any amount of tax on profits, gains or income paid or payable by the Group and any amount of any rebate or credit in respect of tax on profits, gains or income received or receivable by the Group in each case during such Relevant Period;

(c)	before deducting accrued interest, commission, fees, discounts, prepayment fees, premiums or charges and other finance payments in respect of borrowings paid or payable by any member of the Group (calculated on a consolidated basis) in cash or capitalised in respect of that Relevant Period owed by any member of the Group during such Relevant Period (whether or not paid, deferred or capitalised);

(d)	after adding back (to the extent otherwise deducted) any loss against book value incurred by the Group on the disposal of any asset (other than the sale of trading stock or the sale of any cash equivalent investments held by the Group in the ordinary course of business) during such Relevant Period and any loss arising on any revaluation of any asset during such Relevant Period;

(e)	before taking into account any unrealised gains or losses (including those arising on conversion of non-Euro denominated financial indebtedness) on any financial instrument (other than any derivative instrument which is accounted for on a hedge accounting basis);

(f)	before taking into account any gain or loss arising from an upward or downward revaluation of any other asset;

(g)	after adding back (to the extent not already included in operating profit) any amounts received in respect of such Relevant Period under loss of profit, business interruption or equivalent insurance;

(h)	excluding any non-trading and non-cash adjustments required as a result of acquisition accounting; and

(i)	before taking account of any income or charge attributable to a post-employment benefit scheme other than the current service costs;

“Events of Default” has the meaning given in Clause 9.2;

“Exit” means an IPO, Winding-Up or completion of Sale;

“Final Repayment Date” means the date falling on the fourth anniversary of the Closing Date;

“Group” means the Initial Borrower, or if it exists any New Holding Company, and its respective subsidiaries from time to time;

“Group Company” means any member of the Group;

“Interest Rate” has the meaning given in Clause 3.1;

“IPO” means:

(a)	the effective admission after the date of this Agreement of the equity securities of any Group Company which directly or indirectly holds all, or substantially all, of the Group’s business, assets and undertakings to trading on any investment stock exchange in any jurisdiction; or

(b)	completion of a SPAC Transaction,

and in each case excludes the admission of equity securities of the Initial Borrower on an investment stock exchange in accordance with the terms of the BCA

[1]	Note to Draft: To be updated if there is a new senior facilities agreement put in place at Closing.

“Loan” has the meaning given in Clause 2.1;

“New Holding Company” means a holding company of any Group Company (excluding, for the avoidance of doubt, the Initial Borrower in connection with the transactions envisaged by the BCA), which directly or indirectly holds all, or substantially all, of the Group’s business, assets and undertakings, in which the share capital structure of the Initial Borrower is replicated in all material respects, save that in the case of an IPO the share capital of any such holding company may comprise a single class of shares the holding of which ultimately reflects the economic interests of the shareholders in the Initial Borrower;

“Non-Cooperative Tax Jurisdiction” means any non-cooperative tax jurisdiction (nicht kooperatives Steuerhoheitsgebiet) within the meaning of the German Defence against Tax Avoidance and Unfair Tax Competition Act — Tax Haven Defence Act (Gesetz zur Abwehr von Steuervermeidung und unfairem Steuerwettbewerb — Steueroasen-Abwehrgesetz) and the respective legislative decree (Rechtsverordnung), each as amended, supplemented or restated;

“Notice of Repayment” has the meaning given in Clause 4.3;

“Novation Date” means the date on which Cunova effectively accepts and assumes in full by way of novation all of the Initial Borrower’s rights and obligations under this Agreement pursuant to the Assumption and Release Agreement, as contemplated by Clause 7;

“Original Senior Facilities Agreement” means the original form of the facilities agreement dated [17 December 2021 between, among others, Blitz H21-630 GmbH as Parent, the Arrangers and Original Lenders named therein and Hayfin Services LLP as the Agent and Security Agent (without regard to any amendment, restatement, supplement or otherwise)]1;

“Relevant Period” means, as applicable, each period of 12 months ending on or about the last day of the financial year and each period of 12 months ending on or about the last day of each financial quarter;

“Sale” means the sale or transfer of all or substantially all the Group’s business, assets and undertakings whether through a single transaction or a series of transactions or any sale or transfer resulting in a Change of Control, but excluding any transfer:

(a)	to a New Holding Company; or

(b)	to another Group Company;

“Senior Debt” means senior secured indebtedness incurred pursuant to the Original Senior Facilities Agreement or (following any Voluntary Senior Debt Refinancing), a Voluntary Senior Debt Refinancing document;

“SPAC” means a special purpose acquisition company, blank check company or similar entity incorporated, formed or otherwise organised for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganisation, contribution, consolidation or similar business combination with one or more businesses or entities, and whose shares have been admitted to trading on any investment stock exchange in any jurisdiction;

“SPAC Transaction” means any merger, share exchange, asset or share acquisition, reorganisation, contribution, consolidation, or similar business combination, with a SPAC or subsidiary of a SPAC which results in shareholders of a Group Company holding, following completion of the relevant transaction, any of the publicly listed shares, or securities convertible or exchangeable into, or exercisable for, any such publicly listed shares, in the SPAC or any surviving entity in respect of such transaction (excluding, for the avoidance of doubt, the transactions with SDCL EDGE Acquisition Corporation contemplated under the terms of the BCA);

“Total Net Debt” means, at any time, the aggregate amount of all obligations of members of the Group for or in respect of borrowings at that time but:

(a)	excluding any such obligations to any other member of the Group;

(b)	excluding any such obligations in respect of debt subordinated to the Loan (but only to the extent that each of the following apply in respect of such subordinated debt: (i) cash payments to the lender under such subordinated debt are prohibited during the term of this Agreement; (ii) maturity of such subordinated debt occurs after maturity of the Loan; and (iii) such debt is structurally subordinated to the Loan); and

(c)	deducting the aggregate amount of Cash held by members of the Group at that time,

and so that no amount shall be included or excluded more than once;

“Total Net Leverage” means, in respect of any Relevant Period, the ratio of Total Net Debt on the last day of that Relevant Period to EBITDA in respect of that Relevant Period;

“Transaction Documents” has the meaning given in Clause 13.1;

“Voluntary Refinancing (Other Debt)” means (a) the incurrence of additional indebtedness of the Group or (b) any refinancing of the Group in respect of such additional indebtedness (including any amendments, variations, extensions or renewals of such facilities as they exist at the date of this Agreement (whether or not provided for under the terms of the applicable documents));

“Voluntary Senior Debt Refinancing” means a refinancing of the Group in respect of any facilities under the Original Senior Facilities Agreement (including any amendments, variations, extensions or renewals of such facilities as they exist at the date of this Agreement (whether or not provided for under the terms of the Original Senior Facilities Agreement));

“Winding-Up” means a distribution to the holders of ordinary shares in Cunova or any holding company of Cunova pursuant to a winding-up or dissolution of Cunova or such holding company, respectively; and

“Working Hours” has the meaning given in Clause 17.1.

1.3	In this Agreement, unless the context otherwise requires:

(a)	“holding company” and “subsidiary” mean “holding company” and “subsidiary” respectively as defined in section 1159 of the Companies Act 2006 and “subsidiary undertaking” means “subsidiary undertaking” as defined in section 1162 of the Act;

(b)	every reference to a particular law shall be construed also as a reference to all other laws made under the law referred to and to all such Laws as amended, re-enacted, consolidated or replaced or as their application or interpretation is affected by other Laws from time to time and whether before or after the date of this Agreement;

(c)	references to Clauses are references to clauses of this Agreement, references to paragraphs are references to paragraphs of the Schedule in which the reference appears and references to this Agreement include the Schedules;

(d)	references to the singular shall include the plural and vice versa and references to one gender include any other gender;

(e)	references to a “person” includes any individual, partnership, trust, body corporate, corporation sole or aggregate, state or agency of a state, and any unincorporated association or organisation, in each case whether or not having separate legal personality;

(f)	references to a “company” includes any company, corporation or other body corporate wherever and however incorporated or established;

(g)	references to “EUR”, “euros” or “€” are references to the lawful currency from time to time of the European Union;

(h)	references to times of the day are to London time unless otherwise stated;

(i)	references to writing shall include any modes of reproducing words in a legible and non-transitory form;

(j)	references to any English or German legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court official or any other legal concept or thing shall in respect of any jurisdiction other than England or (as applicable) Germany be deemed to include what most nearly approximates in that jurisdiction to the English or (as applicable) German legal term;

(k)	words introduced by the word “other” shall not be given a restrictive meaning because they are preceded by words referring to a particular class of acts, matters or things; and

(l)	general words shall not be given a restrictive meaning because they are followed by words which are particular examples of the acts, matters or things covered by the general words and the words “includes” and “including” shall be construed without limitation.

1.4	The headings and sub-headings in this Agreement are inserted for convenience only and shall not affect the construction of this Agreement.

1.5	References to this Agreement include this Agreement as amended or varied in accordance with its terms.

2.	THE LOAN

2.1	Subject to the terms of this Agreement, the Lender makes available to the Borrower a euro-denominated term loan (the “Loan”).

2.2	On the date of this Agreement, the Loan has an aggregate principal amount of EUR [●][2,3]

3.	INTEREST

3.1	Subject to Clause 3.3, interest shall accrue on the Loan at a rate of ten per cent. (10%) per annum (the “Interest Rate”).

3.2	Interest shall accrue (calculated on the basis of a 365 day year) during the period from and including the date that the Loan is made to and including the day immediately prior to the date of repayment upon the aggregate outstanding principal amount of the Loan and compound on an annual basis on 31 December of each year. All accrued interest shall be due and repayable on repayment of the Loan.

3.3	If the Borrower fails to pay any sum payable under this Agreement when due, it shall pay interest on such sum from the due date up to and including the date of actual payment at the rate of two per cent. (2%) per annum above the applicable Interest Rate. Such default interest shall accrue from day to day and shall be calculated on the basis of a 365 day year and compounded monthly.

4.	REPAYMENT

4.1	The Borrower shall repay the Loan in full together with all accrued interest thereon on the earlier of:

(a)	an Exit; and

(b)	the Final Repayment Date.

4.2	On any repayment under this Clause 4 (Repayment) or otherwise (including, for the avoidance of doubt, under Clauses 5 (Voluntary Prepayment) or in connection with any notice of acceleration given under Clause 9.1), the Borrower shall also pay to the Lender accrued and unpaid interest up to (but excluding) the date of repayment.

4.3	The interest accrued on the Loan shall rank ahead of the principal amount outstanding and shall be paid to the Lender first.

[2]	Note to Draft: The calculation of USD to EUR shall be made in accordance with the Exchange Rate principles in the BCA.
[3]	Note to Draft: The size of the Loan shall be USD 61m in EUR but shall be reduced on a dollar for dollar basis to the extent that Available Cash plus any Additional Funding (provided in all cases that Total Net Leverage as at Closing is no more than 4.00x) exceeds USD 175 m.

5.	VOLUNTARY PREPAYMENT

5.1	The Borrower may prepay the whole or any part of the Loan (together with interest accrued thereon and any other amounts due or owing to the Lender at such time) at any time without premium or penalty by giving the Lender not less than ten (10) Business Days’ prior written notice.

6.	VOLUNTARY REFINANCING

6.1	The Borrower may use any proceeds available for distribution from any Voluntary Senior Debt Refinancing and any Voluntary Refinancing (Other Debt) freely for general corporate purposes, provided that no such proceeds shall be distributed to any of its shareholders until such time as the Loan has been repaid or prepaid in full.

6.2	Cunova may undertake a Voluntary Senior Debt Refinancing or a Voluntary Refinancing (Other Debt) and may enter into, amend, restate, supplement or otherwise modify (as applicable) the Original Senior Facilities Agreement, a Voluntary Senior Debt Refinancing document or a Voluntary Refinancing (Other Debt) document, provided that the prior consent of the Lender shall be required for any such measure if and to the extent the Total Net Leverage (taking into account the contemplated refinancing) would exceed [●][4].

7.	ASSUMPTION OF LOAN

7.1	Each of the Lender, Cunova and the Initial Borrower hereby undertake to execute, immediately following entry into this Agreement, an assumption and release agreement (the “Assumption and Release Agreement”) pursuant to which Cunova shall accept and assume in full by way of novation all of the Initial Borrower’s rights and obligations under this Agreement and the Initial Borrower shall thereupon be released from its obligations under this Agreement, for the purposes contemplated by the BCA.

7.2	It is irrevocably acknowledged and agreed by each of the Parties that the indebtedness and liabilities constituted by the Loan and all other outstanding amounts owed pursuant to this Agreement to the Lender shall, on and following the Novation Date, constitute senior unsecured liabilities of Cunova, ranking (including in right of payment):

(a)	senior to any other unsecured liabilities of Cunova;

(b)	junior only to Senior Debt if and to the extent the Total Net Leverage (taking into account the incurrence of the Senior Debt) does not exceed 4.00x.

7.3	The Initial Borrower and Cunova hereby undertake (at their cost) to promptly enter into and do all such acts or execute all such documents as the Lender may reasonably specify (including, without limitation, a customary intercreditor agreement, subordination deed and/or accession documentation) to confer on the Lender the rights, powers and remedies contemplated by this Agreement (including, without limitation, the ranking of the indebtedness and liabilities as described above).

8.	PROVISION OF INFORMATION

8.1	[●][5]

9.	EVENTS OF DEFAULT

9.1	Notwithstanding any other provision of this Agreement, and without prejudice to Clause 4 (Repayment) above, the Lender may, following the occurrence of an Event of Default and by written notice to the Borrower:

(a)	direct that the principal amount of the Loan, all unpaid accrued interest and any other sum then payable on the Loan shall be due and payable immediately; and

[4]	Note to Draft: The Total Net Leverage applicable at Closing (up to a maximum of 4.00 x EBITDA) to be inserted into this placeholder.
5	Note to Draft: Information undertakings to mirror those in the Original Senior Facilities Agreement and to include prior notification from Cunova upon becoming aware of any EoD or any event or circumstance which may become an EoD, and/or any material adverse factor which may inhibit the Borrower in the performance of its obligations under this Agreement.

(b)	exercise, or direct any person appointed to perform an agency function to exercise, any or all rights, remedies, powers or discretions under this Agreement.

9.2	The following are “Events of Default” for the purpose of this Clause 9 (“Events of Default”):

(a)	Loan obligations

(i)	The Borrower fails to duly perform or comply with any of its material obligations arising under this Agreement (whether by assumption of any such obligations or otherwise).

(ii)	No Event of Default under Clause 9.2(a)(i) above will occur if the failure to comply is capable of remedy and is remedied within 5 Business Days of the earlier of (x) the Lender giving notice to the Borrower and (y) the Borrower becoming aware of the failure to comply.

(b)	Insolvency

The Borrower:

(i)	is unable or admits in writing its inability or failure generally to pay its debts as they fall due, in particular is unable to pay its debts as they fall due (zahlungsunfähig) within the meaning of section 17 of the Insolvency Code (Insolvenzordnung); or

(ii)	is over-indebted (überschuldet) within the meaning of section 19 of the Insolvency Code (Insolvenzordnung) is unable to pay its debts as they fall due (Zahlungsunfähigkeit)

(c)	Insolvency proceedings

Any legal proceeding or other formal step or procedure is taken by or in relation to the Borrower in relation to:

(i)	the filing for the opening of insolvency proceedings (Antrag auf Eröffnung eines Insolvenzverfahrens) in relation to it or any of its assets; or

(ii)	the competent court takes any of the actions set out in section 21 German Insolvency Code (Anordnung von Sicherungsmaßnahmen) against it; or

(iii)	a competent court institutes or rejects (for reason of insufficiency of its funds to implement such proceedings (Abweisung mangels Masse)) insolvency proceedings against it (Eröffnung des Insolvenzverfahrens), save that this paragraph (c) shall not apply to any action, proceeding, procedure or formal step which is frivolous or vexatious and is discharged, stayed, or dismissed within 45 days.

(d)	Unlawfulness and invalidity

(i)	It is or becomes unlawful for the Borrower to perform any of its obligations under this Agreement in a manner or to an extent materially adverse to the interests of the Lender.

(ii)	Any obligation or obligations of the Borrower under this Agreement are not or cease to be legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely affects the interests of the Lender under this Agreement.

(iii)	Clauses 9.2(d)(i) and (ii) above shall not apply to any circumstances addressed therein that are capable of remedy and are remedied within 60 days of the earlier of (x) the Lender giving notice to the Borrower and (y) the Borrower becoming aware of their occurrence.

(e)	Cross-default

A default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Group (including, without limitation, the Original Senior Facilities Agreement, any Voluntary Senior Debt Refinancing document or a Voluntary Refinancing (Other Debt) document), other than indebtedness owed by the Borrower to a subsidiary of the Borrower, which default:

(i)	is caused by a failure to pay any indebtedness, immediately upon the expiration of the grace period (if any) applicable in respect of the payment of such indebtedness; or

(ii)	results in the acceleration of such indebtedness prior to its maturity; or

(iii)	causes any commitment for any indebtedness of any member of the Group to be cancelled or suspended by a creditor of any member of the Group; or

(iv)	causes any creditor of any member of the Group to be entitled to declare any indebtedness of a member of the Group to be due and payable prior to its specified maturity,

provided that any notice of acceleration given pursuant to Clause 9.1 shall be automatically annulled if the default triggering such Event of Default pursuant to this Clause 9.2(e) is, within the originally applicable grace or cure period, remedied or cured, or waived by the holders of the indebtedness, or if the indebtedness that gave rise to such default is discharged in full, provided further that no Event of Default will occur pursuant to this Clause 9.2(e) if the aggregate amount of indebtedness falling within paragraphs (i) to (iv) above is less than EUR 100,000 (or its equivalent in any other currency).

(f)	Repudiation and rescission of agreement

The Initial Borrower or Cunova rescinds or purports to rescind or repudiates or purports to repudiate any obligations under this Agreement or the Assumption and Release Agreement or evidences an intention to rescind or repudiate this Agreement or the Assumption and Release Agreement and, in each case, this individually or cumulatively could reasonably be expected to materially adversely affect the interests of the Lender and, if capable of remedy, is not remedied within 45 days of the giving of notice by the Lender in respect of such failure.

10.	PAYMENTS AND TAX DEDUCTION

10.1	Subject to Clauses 10.2, 10.3 and 10.4, all payments made by any Party under this Agreement shall be made free from any set-off, counterclaim or other deduction or withholding of any nature whatsoever, except for deductions or withholdings required to be made by Law.

10.2	All sums payable to the Lender under this Agreement shall be paid free and clear of all deductions or withholdings for or on account of tax (a “Tax Deduction”), unless a Tax Deduction is required by applicable Law.

10.3	If a Tax Deduction is required by Law to be made from any sum payable by the Borrower to the Lender under this Agreement, the Borrower shall ensure that:

(a)	the amount paid by the Borrower to the Lender shall be increased by an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required;

(b)	the Tax Deduction does not exceed the minimum amount required by Law; and

(c)	such Tax Deduction is properly accounted for to the relevant Taxation Authority within the time allowed by applicable Law.

10.4	The Borrower is not required to make an increased payment to the Lender under Clause 10.3(a) above, if on the date on which the relevant payment by the Borrower to the Lender under this Agreement falls due, the Tax Deduction was required because the Lender is resident in a Non-Cooperative Tax Jurisdiction. In case the Lender is treated as transparent from a tax perspective of the jurisdiction of incorporation of the relevant Borrower, this Clause 10.4 applies to any person holding equity or interests in the Lender.

10.5	If the Borrower is required to make any Tax Deduction from any payment to the Lender under this Agreement, the Borrower shall, within 30 days of the payment being made, or if later on receipt, deliver to the Lender an original (or certified copy) of a receipt issued by the relevant Taxation Authority (if any) evidencing that payment in full has been received by the relevant Taxation Authority.

10.6	All payments to be made to the Lender pursuant to the terms of this Agreement shall be made in the currency of the Loan unless otherwise agreed by the Borrower and the Lender in writing.

10.7	If any sums would otherwise become due for payment under this Agreement on a day which is not a Business Day that sum shall become due on the following Business Day.

11.	WARRANTIES

11.1	Each of the Initial Borrower and Cunova warrants to the Lender that, as at the date of this Agreement and the Novation Date:

(a)	it has the requisite power and authority to enter into this Agreement and to exercise and perform its rights and obligations under this Agreement;

(b)	it is validly incorporated, organised and subsisting in accordance with the laws of its place of incorporation;

(c)	it has taken all necessary corporate and other action required to authorise the execution, delivery and performance of this Agreement and (on the Novation Date) the Assumption and Release Agreement;

(d)	the obligations expressed to be assumed by it in this Agreement and the Assumption and Release Agreement are legal and valid obligations, binding on it in accordance with the terms of this Agreement and the Assumption and Release Agreement;

(e)	the execution and delivery of this Agreement by it and the performance by it of its obligations under this Agreement do not, and will not, contravene (i) any provisions of its constitution, or (ii) any law or regulation applicable to it in any material respects or (iii) any agreement, mortgage, bond or other instrument or document to which it is a party or which is binding on it or any of its assets; and

(f)	it is solvent and no winding-up or other similar procedure has been commenced or threatened against it.

12.	FURTHER ASSURANCE

Each Party shall, at its own cost, promptly execute and deliver all such documents, and do all such things, as the other Party may from time to time reasonably require for the purpose of giving full effect to the provisions of this Agreement and to secure for the other Party the full benefit of the rights, powers and remedies conferred upon it under this Agreement.

13.	ENTIRE AGREEMENT AND REMEDIES

13.1	This Agreement together with the BCA and the definitive agreements in connection with the Transactions (the “Transaction Documents”) set out the entire agreement between the Parties relating to the subject matter of the Transaction Documents and, save to the extent expressly stated in a Transaction Document, supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, relating thereto.

13.2	Save as expressly set out in this Agreement, the only right or remedy of any Party in relation to any statement, representation, warranty, undertaking, assurance, promise, understanding or other provision set out in this Agreement shall be for breach of this Agreement, or (as applicable) a relevant Transaction Document, to the exclusion of all other rights and remedies (including those in tort or arising under statute) and, in respect of any breach of this Agreement, the only remedy shall be a claim for damages in respect of such breach. Save as expressly set out in this Agreement, no Party shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever at any time and each Party waives any rights of rescission or termination it may have.

14.	WAIVER AND VARIATION

14.1	A failure or delay by a Party to exercise any right or remedy provided under this Agreement or by law, whether by conduct or otherwise, shall not constitute a waiver of that or any other right or remedy, nor shall it preclude or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this Agreement or by law, whether by conduct or otherwise, shall preclude or restrict the further exercise of that or any other right or remedy.

14.2	A waiver of any right or remedy under this Agreement shall only be effective if given in writing and shall not be deemed a waiver of any subsequent breach or default.

14.3	No variation or amendment of this Agreement shall be valid unless it is in writing and duly executed by the Parties. Unless expressly agreed, no variation or amendment shall constitute a general waiver of any provision of this Agreement, nor shall it affect any rights or obligations under or pursuant to this Agreement which have already accrued up to the date of variation or amendment and the rights and obligations under or pursuant to this Agreement shall remain in full force and effect except and only to the extent that they are varied or amended.

15.	INVALIDITY

Where any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the laws of any jurisdiction then such provision shall be deemed to be severed from this Agreement and, if possible, replaced with a lawful provision which, as closely as possible, gives effect to the intention of the Parties under this Agreement and, where permissible, that shall not affect or impair the legality, validity or enforceability in that, or any other, jurisdiction of any other provision of this Agreement.

16.	ASSIGNMENT

16.1	Subject to Clause 7 (Assumption of Loan) and Clause 16.2, except as the Parties specifically agree in writing and duly executed by the Parties, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it.

16.2	The Lender may without the prior written consent of the Borrower assign or transfer its obligations under this Agreement, in whole or in part, to, and it may be enforced by, any Affiliate of the Lender (provided if any assignee under this Clause 16.2 ceases to be an Affiliate of the Lender, any rights under this Agreement which have been assigned to it shall be promptly assigned to, or made the subject of a trust in favour of, the Lender or an Affiliate of the Lender).

16.3	This Agreement shall be binding on and continue for the benefit of the successors and permitted assignees of each Party.

17.	NOTICES

17.1	Any notice required to be given to a Party under this Agreement shall be in writing and may be given, addressed as provided in Clause 17.2:

(a)	by leaving it at the relevant address in which case it shall be deemed to have been given upon delivery to that address;

(b)	by pre-paid post or air courier, in which case it shall be deemed to have been given five Business Days after its delivery to a representative of the courier unless evidence of receipt is received earlier; or

(c)	by e-mail, in which case it shall be deemed to have been given two hours following despatch unless evidence of receipt is received earlier (other than by an automated reply generated in response to such email), provided that in the case of Clause 17.1(c) any notice despatched other than between the hours of 9:30 a.m. to 5:30 p.m. (in the place of receipt) on a Business Day (“Working Hours”) shall be deemed given at the start of the next period of Working Hours.

17.2	Notices to the Lender shall be sent for the attention of the person and to the address, or e-mail address as follows, or to such other address or addresses as the Lender may from time to time designate in writing:[6]

[●]

Attention: [●]

Email: [●]

with a copy (which copy shall not constitute notice) to:

Latham & Watkins (London) LLP

99 Bishopsgate

London EC2M 3XF, United Kingdom

Attention: David Stewart and Ingo Strauss

Email: [●] and [●]

Notices to the Borrower shall be sent for the attention of the person and to the address, or e-mail address as follows, or to such other address or addresses as the Borrower may from time to time designate in writing:

[●]

Attention: [●]

Email: [●]

18.	RIGHTS OF THIRD PARTIES

A person who is not a Party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

19.	COUNTERPARTS

This Agreement may be executed in any number of counterparts. Each counterpart shall constitute an original of this Agreement but all the counterparts together shall constitute but one and the same instrument.

20.	GOVERNING LAW AND JURISDICTION

20.1	This Agreement and any non-contractual rights or obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of England.

20.2	The Parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any Disputes, and waive any objection to proceedings before such courts on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum.

20.3	For the purposes of this Clause, “Dispute” means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with this Agreement, including a dispute regarding the existence, formation, validity, interpretation, performance or termination of this Agreement or the consequences of its nullity and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this Agreement.

This Agreement has been entered into on the date stated at the beginning of it.

[Signature blocks to be included in execution version]

[6]	Note to Draft: Notice details to be inserted prior to signing of this Agreement.

EXHIBIT G

FORM OF APA VENDOR LOAN

THIS DEBT INSTRUMENT is made the                                        day of                                         2024

BY

Cunova GmbH, a limited liability company incorporated under the laws of Germany, with registered address at Klosterstraße 29, 49074 Osnabrück, Germany, and registered with the commercial register of the local court of Osnabrück under registration number HRB 216155 (the “Issuer”).

INTRODUCTION

A.	The sole shareholder of (1) KME Germany GmbH, a limited liability company incorporated under the laws of Germany, with registered address at Klosterstraße 29, 49074 Osnabrück, Germany, and registered with the commercial register of the local court of Osnabrück under registration number HRB 214664 (“KME Germany”) and (2) KME Mansfeld GmbH, a limited liability company incorporated under the laws of Germany, with registered address at Lichtlöcherberg 40, 06333 Hettstedt, Germany, and registered with the commercial register of the local court of Stendal under registration number HRB 207208 (“KME Mansfeld”) is KME SE, a European company (Societas Europaea) incorporated under the laws of Germany, with registered address at Klosterstraße 29, 49074 Osnabrück, Germany, and registered with the commercial register of the local court of Osnabrück under registration number HRB 213357 (“KME SE”). KME Germany is the sole shareholder of KME America Inc., incorporated under the laws of the state of Delaware, USA, with business address at 555 W. Pierce Road, Suite 195 Itasca, 60143, Illinois (“KME America”).

B.	KME SE is the sole limited partner (Kommanditist) of KME Special Products GmbH & Co. KG, a limited partnership (Kommanditgesellschaft) incorporated under the laws of Germany, with registered address at Klosterstraße 29, 49074 Osnabrück, Germany, and registered with the commercial register of the local court of Osnabrück under registration number HRA 207441 (“KME KG”).

C.	KME KG holds 45% of all shares in MAGNET Joint Venture GmbH, a limited liability company incorporated under the laws of Germany, with registered address at Klosterstraße 29, 49074 Osnabrück, Germany, and registered with the commercial register of the local court of Osnabrück under registration number HRB 217397 (“JV GmbH”). The remaining 55% of the shares in JV GmbH are held by PP S&C Holding GmbH, a limited liability company under German law having its seat in Munich, registered with the Commercial Register at the local court of Munich under HRB 275474 (“PP Holding”).

D.	JV GmbH holds 99.996% of all shares in the Issuer and KME KG holds 0.004% of all shares in the Issuer.

E.	The Issuer is inter alia active in the areas of (i) melting and casting (design, engineering, production and service of high-performance continuous casting moulds, as well as other engineering products used in metal casting processes), (ii) marine applications (development and manufacture of primarily copper-nickel alloy products for seawater application), tube bundles (production and distribution of tube applications for industrial purposes, and (iv) extruded & drawn (delivery of extruded and drawn copper products).

F.	KME Germany, KME Mansfeld and KME America are inter alia active in the area of engineering and designing highly specialized components for aerospace rocket engines designed for critical applications (the “Specialty Aerospace Business”).

G.	KME SE, JV GmbH, The Paragon Fund III GmbH & Co. geschlossene Investment KG (“Paragon”) and SDCL EDGE Acquisition Corporation (“SDCL EDGE”) agreed to effect a business combination of SDCL EDGE with JV GmbH and PP Holding (the “Business Combination”) on the basis of a business combination agreement dated [●] 2024 (the “BCA”), which includes the transfer of the Specialty Aerospace Business by KME Germany, KME Mansfeld and KME America to Cunova.

H.	On [●] 2024, KME Germany, KME Mansfeld and KME America (as sellers) and Cunova (as purchaser) entered into an asset purchase agreement to effect the sale and transfer of all assets pertaining to the Specialty Aerospace Business subject to the terms and conditions set forth therein (the “APA”).

I.	Pursuant to the terms of the APA, KME Germany, KME Mansfeld and KME America (each a “Holder” and together, the “Holders”) agreed that the consideration owed by Cunova to KME Germany, KME Mansfeld and KME America under the APA would be discharged in full by the issuance by the Issuer to the Holders of this Promissory Note.

J.	The Issuer and the Holders agree that the Promissory Note shall constitute a certificate of indebtedness (Schuldurkunde) within the meaning of Sec. 952 of the German Civil Code (BGB) and not a bond (Schuldverschreibung) within the meaning of Sec. 793 of the German Civil Code.

K.	Accordingly, as at the date hereof, the Issuer is indebted to the Holders in the amount of [ ].

TERMS

By this Instrument the Issuer UNDERTAKES AND DECLARES as follows:

1.	Definitions

1.1	All capitalized terms used but not otherwise defined herein shall have the same meaning as assigned to them in the APA.

1.2	In addition, for purposes of this Instrument, each of the following terms mean the following:

“Final Repayment Date” means the date falling on the 4th anniversary of the Closing Date under the BCA.

“Finance Documents” means the original form of the facilities agreement dated [17 December 2021 between, among others, Blitz H21-630 GmbH as Parent, the Arrangers and Original Lenders named therein and Hayfin Services LLP as the Agent and Security Agent (without regard to any amendment, restatement, supplement or otherwise) and any other documents defined as a “Finance Document” (or any equivalent definition) therein.

“Paragon Vendor Loan” means the vendor loan granted by Paragon as lender to Specialty Copper Listco plc as borrower pursuant to the vendor loan agreement dated on or about the date hereof and entered into pursuant to Section 2.03 of the BCA.

2.	Indebtedness

2.1	The Issuer acknowledges that:

(a)	it is indebted to the Holders in the aggregate sum of EUR [ ] (the “Debt”);

(b)	a portion of the Debt in the amount of EUR [●] is attributable to KME Germany;

(c)	a portion of the Debt in the amount of EUR [●] is attributable to KME Mansfeld;

(d)	a portion of the Debt in the amount of EUR [●] is attributable to KME America;

(e)	there is no arrangement or understanding (formal or informal) by which any other company or person has underwritten or guaranteed the performance or observance of the Issuer’s obligations under this Instrument whether upon the occurrence of an event of default or otherwise; and

(f)	the terms set out in Sections 3 to 16 shall apply to the Debt and this Instrument.

2.2	For as long as any amount is payable by the Issuer in respect of the Debt, the Issuer undertakes that it will duly perform and observe the obligations on its part contained in this Instrument.

3.	Interest

3.1	The Debt shall bear interest as from, and including, the Closing Date under the BCA until, but excluding, the repayment date of the Debt at a total rate of ten per cent. (10%) per annum calculated on the basis of the actual number of days elapsed and a year of 365 days. All accrued interest shall be due and repayable on repayment of the Debt.

3.2	If the Issuer fails to pay any sum payable under this Instrument when due, it shall pay interest on such sum from the due date up to and including the date of actual payment at the rate of twelve per cent. (12%) per annum. Such default interest shall accrue from day to day and shall be calculated on the basis of a 365-day year.

4.	Term of the Vendor Loan and Repayment

4.1	Subject to Section 8 (Subordination), all amounts outstanding under this Instrument shall be repaid at the latest upon the Final Repayment Date. The interest accrued on the Debt shall rank ahead of the principal amount outstanding and shall be paid to the Holders first.

4.2	The Issuer may prepay the whole or any part of the Debt by assuming the liabilities of the Holders (or of a successor or assignee of the Holders pursuant to Section 5) under the Paragon Vendor Loan, however the Issuer shall not otherwise prepay the whole or any part of the Debt (or any interest accrued thereon) until such time as the Paragon Vendor Loan has been repaid or prepaid in full (including any interest accrued thereon).

4.3	Provided that (a) the Paragon Vendor Loan has been repaid or prepaid in full (including any interest accrued thereon) and (b) the Issuer is permitted to do so under the Finance Documents, the Issuer may prepay the whole or any part of the Debt (together with interest accrued thereon and any other amounts due or owing to the Holders at such time) at any time without premium or penalty by giving the Holders not less than ten (10) Business Days’ prior written notice.

5.	Successors and Assignments

5.1	Except as explicitly provided for in Section 5.2 below and in the BCA (including but not limited to Section 2.04 of the BCA), the Issuer and any Holder shall not have the right to assign and/or transfer partially or in full its rights or obligations under or in connection with this Instrument to a third party without the prior written consent of the other Holders and Issuer respectively.

5.2	Without the prior written consent of the Issuer:

(a)	KME Germany, KME Mansfeld and KME America may assign or transfer their rights and obligations in respect of this Instrument, in whole or in part, to, and it may be enforced by, KME KG; and

(b)	KME KG may assign or transfer, transfer or contribute its rights and obligations in respect of this Instrument, in whole or in part, to Specialty Copper Listco plc.

5.3	This Instrument shall be binding upon the Issuer and its respective successors and permitted assigns hereto only unless explicitly otherwise provided.

6.	Events of Default

6.1	Subject to the terms of the Finance Documents, and subject to repayment or prepayment of the Paragon Vendor Loan in accordance Section 4 above, the Holders may, following the occurrence of an Event of Default and by written notice to the Issuer:

(a)	direct that the principal amount of the Debt, all unpaid accrued interest and any other sum then payable on this Instrument, shall be due and payable immediately; and

(b)	exercise, or direct any person appointed to perform an agency function to exercise, any or all rights, remedies, powers or discretions under this Instrument.

6.2	The following are “Events of Defaults” for the purpose of this Section 6:

(a)	Loan obligations

(i)	The Issuer fails to duly perform or comply with any other material obligation as assumed by it under this Instrument.

(ii)	No Event of Default under Section 6.2(a)(i) above will occur if the failure to comply is capable of remedy and is remedied within 45 Business Days of the earlier of (x) the Holders giving notice to the Issuer and (y) the Issuer becoming aware of the failure to comply.

(b)	Insolvency

The Issuer:

(i)	is unable or admits in writing its inability or failure generally to pay its debts as they fall due, in particular is unable to pay its debts as they fall due (zahlungsunfähig) within the meaning of section 17 of the Insolvency Code (Insolvenzordnung); or

(ii)	is over-indebted (überschuldet) within the meaning of section 19 of the Insolvency Code (Insolvenzordnung).

(c)	Insolvency proceedings

Any legal proceeding or other formal step or procedure is taken by or in relation to the Issuer in relation to:

(i)	the filing for the opening of insolvency proceedings (Antrag auf Eröffnung eines Insolvenzverfahrens) in relation to it or any of its assets; or

(ii)	the competent court takes any of the actions set out in section 21 of the Insolvency Code (Insolvenzordnung) (Anordnung von Sicherungsmaßnahmen) against it; or

(iii)	a competent court institutes or rejects (for reason of insufficiency of its funds to implement such proceedings (Abweisung mangels Masse)) insolvency proceedings against it (Eröffnung des Insolvenzverfahrens), save that this paragraph (c) shall not apply to any action, proceeding, procedure or formal step which is frivolous or vexatious and is discharged, stayed, or dismissed within 45 days.

(d)	Unlawfulness and invalidity

(i)	It is or becomes unlawful for the Issuer to perform any of its obligations under this Instrument in a manner or to an extent materially adverse to the interests of the Holders.

(ii)	Any obligation or obligations of the Issuer under this Instrument are not or cease to be (subject to the customary legal reservations) legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely affects the interests of the Holders under this Instrument.

(iii)	Section 6.2(d)(i) and (ii) above shall not apply to any circumstances addressed therein that are capable of remedy and are remedied within 60 days of the earlier of (x) the Holders giving notice to the Issuer and (y) the Issuer becoming aware of their occurrence.

(e)	Repudiation and rescission of agreement

The Issuer rescinds or purports to rescind or repudiates or purports to repudiate any material obligations under this Instrument or evidences an intention to rescind or repudiate this Instrument and, in each case, this individually or cumulatively could reasonably be expected to materially adversely affect the interests of the Holders and, if capable of remedy, is not remedied within 45 days of the giving of notice by the Holders in respect of such failure.

7.	Payments

Any and all payments of the outstanding amount under the Debt, the interest and other amounts payable to the Holders under this Instrument shall be made in Euros and in immediately available funds into the bank accounts of the Holders in accordance with their written instructions.

8.	Subordination

8.1	Each Holder hereby irrevocably subordinates its claims against the Issuer under this Instrument for the benefit of any other creditor under the Finance Documents and the creditor under the Paragon Vendor Loan (each a contract for the benefit of third party, section 328 para. 1 BGB), such that each Holder will only demand payments and/or accept receipt of any payments under this Instrument to the extent permitted under the Finance Documents and the Paragon Vendor Loan, and each payment obligation of the Issuer towards each Holder under this Instrument shall be deferred as long as such payment is not permitted under the Finance Documents and/or the Paragon Vendor Loan, provided that it is explicitly agreed that a prepayment of the Debt pursuant to Section 4.3 shall be permitted.

8.2	Each Holder shall enter into such documentation as may be reasonably required by the Issuer and/or the creditors under the Finance Documents to document such subordination.

8.3	In order to avoid an over-indebtedness and/or illiquidity of the Issuer, each Holder subordinates its claims for repayment of the Debt within the meaning of Section 39 para. 2 of the German Insolvency Code (Insolvenzordnung) (the “Subordinated Claims”), such that — in case as well as outside of an insolvency of the Issuer — (i) each Holder may only request payment of the Subordinated Claims out of future net profits shown on the Issuer’s balance sheet after appropriation to or transfer from the reserves or out of a surplus of the Issuer’s liquidation or out of any unbound assets exceeding the Issuer’s other liabilities, and (ii) each Holder may only request payment of the Subordinated Claims after the claims of all other creditors of the Issuer have been satisfied.

9.	Severability

If a provision of this Instrument should be or become partially or entirely invalid or unenforceable or in the event of a contractual gap, the validity of the other provisions of this Instrument shall not be affected thereby. The respective invalid or unenforceable provision shall be replaced, and the gap be filled, by a legally valid arrangement which corresponds as closely as possible to the intention of the Issuer and the Holders or what would have been their intention according to the aim and purpose of this Instrument if they had considered the issue.

10.	Governing law and jurisdiction

This Instrument shall be governed by, and interpreted in accordance with, the laws of the Federal Republic of Germany, excluding conflict of law rules and the United Nations Convention on the International Sale of Goods. English terms used in this Instrument shall be interpreted in accordance with German law and not in accordance with any specific legal meaning such term may have under English law or any other common law jurisdiction unless the context clearly so requires.

11.	Arbitration and Venue

All disputes arising out of or in connection with this Instrument, or the breach, termination or invalidity thereof, that cannot be amicably settled by the Issuer and the Holders within ninety (90) days of the issuance of a notice of dispute by the Issuer or relevant Holder to the Holder or Issuer as applicable, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce in force on the date of applying for arbitration (the “ICC Rules”), by three (3) arbitrators appointed in accordance with the ICC Rules. The Issuer and each Holder shall appoint one (1) arbitrator, and the two (2) arbitrators so appointed (or appointed by the ICC Court pursuant to Article 8(4) of the ICC Rules as the case may be) shall within 30 days of the appointment of the second arbitrator agree upon a third arbitrator who shall act as chairman of the tribunal. The place of the arbitration shall be London, England. The language of the arbitration shall be English.

12.	Headings and German Terms

In this Instrument the headings are inserted for convenience only and shall not affect the interpretation of this Instrument. Where a German term has been inserted, it alone shall be authoritative for the purpose of the interpretation of the relevant English term in this Instrument.

13.	Complete Agreement

This Instrument (together with the BCA and the APA and the ancillary agreements to be entered into in connection therewith) constitutes the full understanding of the Issuer and the complete and exclusive statement of the terms and conditions of the Instrument relating to the subject matter hereof and supersedes any and all prior agreements, whether written or oral, that may exist between the Issuer and the Holders with respect thereto.

14.	Oral Statements

As part of the agreed contractual risk allocation, the Issuer and each Holder shall not be liable for the correctness of any oral or written statements made by its (or its Affiliate’s) managing directors, employees or consultants, in particular, if made during the due diligence, and the knowledge of these Persons may not be attributed to the relevant Issuer or Holder, unless expressly otherwise provided in this Instrument.

15.	Third Party Beneficiaries

Unless explicitly stated otherwise in this Instrument, this Instrument shall be binding upon and inure solely to the benefit of the Issuer and the Holders hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Instrument. In the event that this Instrument contains explicit provisions which are made for the benefit of a third party, the Issuer shall nevertheless be permitted to terminate, alter or amend this Instrument without the consent of such third-party beneficiary regardless of whether its legal position is affected thereby.

16.	Further Documents

The Issuer and each Holder shall execute and deliver all such further documents and agreements and perform such further acts as are reasonably required hereby and are not inconsistent with any other provisions of this Instrument.

This DEBT INSTRUMENT has been EXECUTED on the date shown on the first page.

EXECUTED BY

CUNOVA GMBH

acting by:

Managing Director	Managing Director

ANNEX B

PLAN OF MERGER

[To be filed with an amended filing]

B-1

ANNEX C

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Sponsor Agreement”) is dated as of February 20, 2024, by and among SDCL EDGE Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), SDCL EDGE Acquisition Corporation, a Cayman Islands exempted company (“Acquiror”), and Specialty Copper Listco Plc, a public limited company registered in England and Wales with Companies House number 15395590 (“PubCo”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Sponsor is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of 2,639,375 SEDA Class B Shares (the “Sponsor SEDA Class B Shares”);

WHEREAS, concurrently with the execution and delivery of this Sponsor Agreement, (i) Acquiror, (ii) Mr. Edward Wilson Davis, solely in the capacity as the representative for the shareholders of Acquiror, (iii) PubCo, (iv) SEDA Magnet LLC, a Delaware limited liability company (“Merger Sub”), (v) Magnet Joint Venture GmbH, a limited liability company organized under the laws of Germany (“JV GmbH”), (vi) PP S&C Holding GmbH, a limited liability company organized under the laws of Germany (“PP Holding”), (vii) cunova GmbH, a limited liability company organized under the laws of Germany (“Cunova” and, together with JV GmbH and PP Holding, “Target”), (viii) KME SE, a stock corporation organized under the laws of Germany (“KME”), (ix) Creature Kingdom Limited, a private limited company registered in England and Wales with registered number 06799429 (“Creature Kingdom”), and (x) The Paragon Fund III GmbH & Co. geschlossene Investment KG, a limited partnership organized under the laws of Germany (“Paragon”), are entering into a business combination agreement (as amended, modified, supplemented or waived from time to time, the “Business Combination Agreement”), pursuant to which, among other things, in the manner, and on the terms and subject to the conditions and exclusions set forth therein, (A) Acquiror will merge with and into Merger Sub (the “Merger”), with Merger Sub as the surviving company in the Merger and, after giving effect to the Merger, (B) (I) KME shall cause KME Special Products GmbH & Co. KG to transfer its shares in JV GmbH to PubCo, (II) KME will procure the transfer of the Aerospace Business to Cunova (or one of its subsidiaries), and (III) Paragon will transfer its shares in PP Holding to PubCo, (such transactions, together with the other transactions contemplated by the Business Combination Agreement and the ancillary documents thereto, the “Business Combination”); and

WHEREAS, as an inducement to Acquiror and PubCo to enter into the Business Combination Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Business Combination Agreement. The Sponsor hereby acknowledges that it has read the Business Combination Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors. The Sponsor shall be bound by and comply with Sections 11.04(b) (Exclusivity) in respect of any Business Combination Proposal and Section 11.06 (Confidentiality; Publicity) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if the Sponsor was an original signatory to the Business Combination Agreement with respect to such provisions.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earlier of (a) the Merger Effective Time and (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Article 13 thereof (the earlier of clauses (a) and (b), the “Expiration Time”), except in connection with the Founder Shares Conversion, the Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any Lien or option to purchase, deposit into a voting trust or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Registration Statement/Proxy Statement or Registration Statement (as defined in the Subscription Agreements)) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Sponsor SEDA Class B Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Sponsor SEDA Class B Shares (clauses (i) and (ii) collectively, a “SEDA Transfer”) or (iii) publicly announce any intention to effect any transaction specified in clauses (i) or (ii); provided, however, that the foregoing shall not prohibit the Founder Shares Conversion and any SEDA Transfers between the Sponsor and any Affiliate of the Sponsor, so long as, prior to and as a condition to the effectiveness of any such Transfer, such Affiliate executes and delivers a joinder to this Sponsor Agreement to the reasonable satisfaction of the other parties hereto.

Section 1.3 New Shares. In the event that (a) any SEDA Shares or any SEDA Warrants or other equity securities of Acquiror are issued to the Sponsor after the date of this Sponsor Agreement pursuant to any share dividend, share split or sub-division, recapitalization, reclassification, combination or exchange of SEDA Shares or SEDA Warrants of, on or affecting the SEDA Shares or the SEDA Warrants owned by the Sponsor or otherwise, (b) the Sponsor purchases or otherwise acquires beneficial ownership of any SEDA Shares, any SEDA Warrants or any other equity securities of Acquiror after the date of this Sponsor Agreement, or (c) the Sponsor acquires the right to vote or share in the voting of any SEDA Shares or other equity securities of Acquiror after the date of this Sponsor Agreement (such SEDA Shares, such SEDA Warrants or such other equity securities of Acquiror, collectively, the “New Securities”), then such New Securities acquired or purchased by the Sponsor shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted the SEDA Shares or SEDA Warrants, owned by the Sponsor as of the date hereof.

Section 1.4 Closing Date Deliverables. On or prior to the Closing Date, the Sponsor, on behalf of itself, shall deliver to PubCo, KME Special, Capricorn and Seaside, a duly executed counterpart to the Registration Rights Agreement substantially on the terms contained in the Registration Rights Agreement Term Sheet attached as Exhibit B to the Business Combination Agreement.

Section 1.5 Support Agreements.

(a) Hereafter until the Expiration Time, at any meeting of the shareholders of Acquiror, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Acquiror is sought, the Sponsor shall (i) if a meeting is held, appear at each such meeting (in person or by proxy) or otherwise cause all of its SEDA Shares to be counted as present thereat for purposes of establishing a quorum (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its SEDA Shares and (iii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering all of its SEDA Warrants:

(i) in favor of each Proposal;

(ii) in favor of the Requisite SEDA Warrantholder Approval;

(iii) against any Business Combination Proposal or any proposal relating to a Business Combination Proposal (in each case, other than the Proposals);

(iv) against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror (other than the Business Combination Agreement and the transactions contemplated thereby, including the Merger);

(v) against any change in the business, management or board of directors of Acquiror (other than in connection with the Proposals); and

(vi) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Sponsor Agreement, the Business Combination Agreement, or the Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of

Acquiror under the Business Combination Agreement, (C) result in any of the conditions set forth in Article 12 of the Business Combination Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital shares of, Acquiror (other than in connection with the Merger and the Founder Shares Conversion).

The Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b) The Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated as of October 28, 2021, by and among the Sponsor, Acquiror and the other parties thereto (the “Letter Agreement”), including without limitation the obligations of the Sponsor pursuant to Section 3 therein to not redeem any SEDA Shares owned by the Sponsor in connection with the transactions contemplated by the Business Combination Agreement.

(c) From the date hereof until the Expiration Time, and unless expressly permitted pursuant to the terms of the Business Combination Agreement, the Sponsor shall not modify or amend any Contract between or among the Sponsor or any Affiliate of the Sponsor (other than Acquiror), on the one hand, and Acquiror, on the other hand.

Section 1.6 Founder Shares Conversion.

(a) The Sponsor hereby agrees that, immediately prior to the consummation of the Merger (but subject to the prior satisfaction of all of the conditions to consummation of the Merger set forth in Article 12 of the Business Combination Agreement), the Sponsor shall contribute, transfer, assign, convey and deliver to Acquiror, and Acquiror shall acquire and accept from the Sponsor, all of the Sponsor’s right, title, and interest in, to and under the Sponsor SEDA Class B Shares and, in exchange therefor, Acquiror shall issue to the Sponsor SEDA Class A Shares, free and clear of all Liens as provided below (the “Founder Shares Conversion”).

(b) In connection with the Founder Shares Conversion, all Sponsor SEDA Class B Shares shall be exchanged and converted into 1,593,941 SEDA Class A Shares.

(c) No certificates will be issued in connection with the Founder Shares Conversion, and Acquiror will record the exchange of Sponsor SEDA Class B Shares for the SEDA Class A Shares that the Sponsor is acquiring pursuant to the terms and conditions of this Section 1.6 on its books and records. Following the Founder Shares Conversion and the transactions contemplated by the Business Combination Agreement, the Sponsor will not hold any Sponsor SEDA Class B Shares.

(d) The Founder Shares Conversion shall be applicable only in connection with the transactions contemplated by the Business Combination Agreement and this Sponsor Agreement, and the Founder Shares Conversion shall be void and of no force and effect in the event this Sponsor Agreement is terminated prior to the Closing.

(e) The parties hereto intend that the Founder Shares Conversion will be treated as a tax-free recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended.

Section 1.7 Reimbursement of Sponsor Loans.

(a) Acquiror and Sponsor hereby irrevocably and unconditionally agree that:

(i) if, immediately prior to the consummation of the Merger (and, for the avoidance of doubt, prior to the Founder Shares Conversion), any amounts (the “Sponsor Loans”) are outstanding under the Sponsor Working Capital Promissory Note or the Sponsor Extension Funding Promissory Note, any such Sponsor Loans shall, at the Sponsor’s option, immediately be repaid in cash or converted into the corresponding number of SEDA Warrants or SEDA Class A Shares (as applicable under the terms of the Sponsor Working Capital Promissory Note or the Sponsor Extension Funding Promissory Note); and

(ii) following settlement of the Sponsor Loans pursuant to this Section 1.7, the Sponsor Loans shall be fully extinguished and Acquiror and the Sponsor shall have no obligation to each other in respect of the Sponsor Working Capital Promissory Note or Sponsor Extension Funding Promissory Note.

Section 1.8 Further Assurances. The Sponsor shall take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Merger and the other transactions contemplated by the Business Combination Agreement on the terms and subject to the conditions set forth therein.

Section 1.9 No Inconsistent Agreement. The Sponsor hereby represents and covenants that it has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of the Sponsor’s obligations hereunder.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties. The Sponsor represents and warrants as of the date hereof to Acquiror and PubCo as follows:

(a) Organization; Due Authorization. The Sponsor is duly organized, validly existing and in good standing under the Laws of the Cayman Islands, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within the Sponsor’s limited liability company powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of the Sponsor. This Sponsor Agreement has been duly executed and delivered by the Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with the terms hereof, subject to any Enforceability Exceptions.

(b) Ownership. The Sponsor is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of the Sponsor SEDA Class B Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Sponsor SEDA Class B Shares (other than transfer restrictions under the Securities Act)) affecting any such Sponsor SEDA Class B Shares, other than Liens pursuant to (i) this Sponsor Agreement, (ii) Acquiror’s Governing Documents, (iii) the Business Combination Agreement, (iv) the Letter Agreement, or (vi) any applicable securities Laws. The Sponsor SEDA Class B Shares are the only equity securities of Acquiror owned of record or beneficially by the Sponsor on the date of this Sponsor Agreement, and none of the Sponsor SEDA Class B Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Sponsor SEDA Class B Shares, except as provided hereunder and under the Letter Agreement. Other than the SEDA Private Warrants or pursuant to any rights under any Working Capital Promissory Note or Extension Funding Promissory Note, on the date hereof, the Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.

(c) No Conflicts. The execution and delivery of this Sponsor Agreement by the Sponsor does not, and the performance by the Sponsor of its obligations hereunder will not, (i) conflict with or result in a violation of the Organizational Documents of the Sponsor, or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon the Sponsor or the Sponsor SEDA Class B Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Sponsor Agreement.

(d) Litigation. There are no Actions pending against the Sponsor, or to the knowledge of the Sponsor threatened against the Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Sponsor Agreement.

(e) Brokerage Fees. Except as described on Section 7.07 of the SEDA Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement based upon arrangements made by the Sponsor, for which Acquiror or any of its Affiliates may become liable.

(f) Affiliate Arrangements. Except as set forth on Schedule I hereto, neither the Sponsor nor, to the knowledge of the Sponsor, any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership of five percent (5%) or greater is party to, or has any rights with respect to or arising from, any Contract with Acquiror.

(g) Acknowledgment. The Sponsor understands and acknowledges that each of Acquiror and PubCo is entering into the Business Combination Agreement in reliance upon the Sponsor’s execution and delivery of this Sponsor Agreement.

(h) No Other Representations or Warranties. Except for the representations and warranties made by the Sponsor in this ARTICLE II, the Sponsor does not make any express or implied representation or warranty to Acquiror or PubCo in connection with this Sponsor Agreement or the transactions contemplated by this Sponsor Agreement, and the Sponsor expressly disclaims any such other representations or warranties.

ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Sponsor Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time, (b) the liquidation of Acquiror pursuant to applicable Law and the Organizational Documents of Acquiror, and (c) the written agreement of the Sponsor, Acquiror, and PubCo. Upon such termination of this Sponsor Agreement, all obligations of the parties under this Sponsor Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Agreement prior to such termination. This ARTICLE III shall survive the termination of this Sponsor Agreement.

Section 3.2 Governing Law. This Sponsor Agreement and all disputes or controversies arising out of or relating to this Sponsor Agreement or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

Section 3.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a) THE PARTIES TO THIS SPONSOR AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE AND THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE) IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS SPONSOR AGREEMENT. THE PARTIES TO THIS SPONSOR AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS SPONSOR AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS SPONSOR AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8.

(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SPONSOR AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SPONSOR AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.

Section 3.4 Assignment. This Sponsor Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Sponsor Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of all of the other parties hereto. Any attempted assignment of this Sponsor Agreement not in accordance with the terms of this Section 3.4 shall be void.

Section 3.5 Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their respective obligations under the provisions of this Sponsor Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Sponsor Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement, in each case, without posting a bond or undertaking and without proof of damages, and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief when expressly available pursuant to the terms of this Sponsor Agreement on the basis that (a) the other parties hereto have an adequate remedy at law, or (b) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

Section 3.6 Amendment; Waiver. This Sponsor Agreement may not be amended, modified or terminated (other than as provided in Section 3.1), except upon a written agreement executed and delivered by Acquiror, PubCo and the Sponsor. Any waiver of any breach of this Sponsor Agreement extended by Acquiror or PubCo to the Sponsor shall not be construed as a waiver of any rights or remedies of Acquiror or PubCo with respect to any subsequent breach of the Sponsor. Any waiver of any provisions hereof by any party hereto shall not be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 3.7 Severability. Whenever possible, each provision of this Sponsor Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Sponsor Agreement is held to be invalid, illegal or unenforceable under applicable Law, then all other provisions of this Sponsor Agreement shall remain in full force and effect. Upon such determination that any term or other provision of this Sponsor Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall take any actions necessary to render the remaining provisions of this Sponsor Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, negotiate in good faith to modify this Sponsor Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 3.8 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by (a) delivery in person, (b) posting in the United States mail (having been sent registered or certified mail return receipt requested, postage prepaid), (c) FedEx or other nationally recognized overnight delivery service or (d) e-mail (having obtained electronic delivery confirmation thereof, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

If to Acquiror:

SDCL EDGE Acquisition Corporation
PO Box 309, Ugland House
Grand Cayman, KY1-1104, Cayman Islands

Attention: Ned Davis
Email: [●]

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate
London EC2N 4BQ
Attention: Lorenzo Corte, Maria Protopapa

Email: [●], [●]

If to PubCo:

Specialty Copper Listco Plc

Attention: Ned Davis

Email: [●]

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate
London EC2N 4BQ
Attention: Lorenzo Corte, Maria Protopapa
Email: [●], [●]

If to the Sponsor:

SDCL EDGE Sponsor LLC

PO Box 309, Ugland House
Grand Cayman, KY1-1104, Cayman Islands

Attention: Benoit Sansoucy, Ned Davis
Email: [●], [●]

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate
London EC2N 4BQ
Attention: Lorenzo Corte, Maria Protopapa

Email: [●], [●]

Section 3.9 Counterparts. This Sponsor Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Sponsor Agreement by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Sponsor Agreement.

Section 3.10 Entire Agreement. This Sponsor Agreement and the agreements referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior understandings, agreements, representations or other arrangements, both written and oral, by or among the parties hereto with respect to the subject matter hereof.

Section 3.11 Third Party Beneficiaries.

(a) Except as set forth in Section 3.11(b) below, the parties hereto do not confer any rights or remedies upon any Person other than the parties to this Sponsor Agreement and their respective successors and permitted assigns.

(b) The parties hereto hereby designate PP S&C Holding GmbH, a limited liability company organized under the laws of Germany, as a third-party beneficiary of Section 1.5 of this Sponsor Agreement having the right to enforce Section 1.5.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Sponsor, Acquiror and PubCo have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSOR:

SDCL EDGE SPONSOR LLC

By:	/s/ Benoit Sansoucy
	Name:	Benoit Sansoucy
	Title:	Manager

ACQUIROR:

SDCL EDGE ACQUISITION CORPORATION

By:	/s/ Ned Davis
	Name:	Ned Davis
	Title:	Chief Financial Officer

PUBCO:

SPECIALTY COPPER LISTCO PLC

By:	/s/ Jonathan Maxwell
	Name:	Jonathan Maxwell
	Title:	Director

Affiliate Arrangements

1.	Securities Subscription Agreement, dated February 23, 2021, by and between Acquiror and the Sponsor.

2.	Engagement letter of Maples and Calder London, dated February 24, 2021, with respect to the services rendered by Maples and Calder London as Cayman Islands law counsel to Acquiror and the Sponsor.

3.	Letter Agreement, dated October 28, 2021, by and among Acquiror, the Sponsor, Capricorn, Seaside and each director and executive officer of Acquiror.

4.	Registration Rights Agreement, dated October 28, 2021, by and among Acquiror, the Sponsor, Capricorn and Seaside.

5.	Private Placement Warrants Purchase Agreement, dated October 28, 2021, by and among Acquiror, the Sponsor, Capricorn and Seaside.

6.	Administrative Services Agreement, dated October 28, 2021, by and between Acquiror and the Sponsor.

7.	Investment Advisory Agreement, dated October 28, 2021, by and among Acquiror, the Sponsor, and Sustainable Development Capital LLP.

8.	Promissory Note, dated September 8, 2023, by and between Acquiror, debtor, and the Sponsor, creditor, in the amount of $1,200,000.

9.	Funding Undertaking and Promissory Note, dated November 2, 2023, by and between Acquiror, debtor, and the Sponsor, creditor, in the aggregate amount of $1,392,928.

ANNEX D

FORM OF ANCHOR SUPPORT AGREEMENT

This Anchor Support Agreement (this “Agreement”) is dated as of [●], by and among [●], a [●] (the “Anchor”), SDCL EDGE Acquisition Corporation, a Cayman Islands exempted company (“Acquiror”), and Specialty Copper Listco Plc, a public limited company registered in England and Wales with Companies House number 15395590 (“PubCo”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Anchor is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of 499,881 SEDA Class B Shares (the “Anchor SEDA Class B Shares”);

WHEREAS, concurrently with the execution and delivery of this Agreement, (i) Acquiror, (ii) Mr. Edward Wilson Davis, solely in the capacity as the representative for the shareholders of Acquiror, (iii) PubCo, (iv) SEDA Magnet LLC, a Delaware limited liability company (“Merger Sub”), (v) Magnet Joint Venture GmbH, a limited liability company organized under the laws of Germany (“JV GmbH”), (vi) PP S&C Holding GmbH, a limited liability company organized under the laws of Germany (“PP Holding”), (vii) cunova GmbH, a limited liability company organized under the laws of Germany (“Cunova” and, together with JV GmbH and PP Holding, “Target”), (viii) KME SE, a stock corporation organized under the laws of Germany (“KME”), (ix) Creature Kingdom Limited, a private limited company registered in England and Wales with registered number 06799429 (“Creature Kingdom”), and (x) The Paragon Fund III GmbH & Co. geschlossene Investment KG, a limited partnership organized under the laws of Germany (“Paragon”), are entering into a business combination agreement (as amended, modified, supplemented or waived from time to time, the “Business Combination Agreement”), pursuant to which, among other things, in the manner, and on the terms and subject to the conditions and exclusions set forth therein, (A) Acquiror will merge with and into Merger Sub (the “Merger”), with Merger Sub as the surviving company in the Merger and, after giving effect to the Merger, (B) (I) KME shall cause KME Special Products GmbH & Co. KG to transfer its shares in JV GmbH to PubCo, (II) KME will procure the transfer of the Aerospace Business to Cunova (or one of its subsidiaries), and (III) Paragon will transfer its shares in PP Holding to PubCo, (such transactions, together with the other transactions contemplated by the Business Combination Agreement and the ancillary documents thereto, the “Business Combination”); and

WHEREAS, as an inducement to Acquiror and PubCo to enter into the Business Combination Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

ANCHOR SUPPORT AGREEMENT; COVENANTS

Section 1.1 No Transfer Carve-Out. The Anchor agrees that the restrictions on “Transfers” set out in the Letter Agreement (as defined below) will not apply to the Founder Shares Conversion.

Section 1.2 New Shares. In the event that (a) any SEDA Shares or any SEDA Warrants or other equity securities of Acquiror are issued to the Anchor after the date of this Agreement pursuant to any share dividend, share split or sub-division, recapitalization, reclassification, combination or exchange of SEDA Shares or SEDA Warrants of, on or affecting the SEDA Shares or the SEDA Warrants owned by the Anchor or otherwise, (b) the Anchor purchases or otherwise acquires beneficial ownership of any SEDA Shares, any SEDA Warrants or any other equity securities of Acquiror after the date of this Agreement, or (c) the Anchor acquires the right to vote or share in the voting of any SEDA Shares or other equity securities of Acquiror after the date of this Agreement (such SEDA Shares, such SEDA

Warrants or such other equity securities of Acquiror, collectively, the “New Securities”), then such New Securities acquired or purchased by the Anchor shall be subject to the terms of this Agreement to the same extent as if they constituted the SEDA Shares or SEDA Warrants, owned by the Anchor as of the date of the Letter Agreement.

Section 1.3 Closing Date Deliverables. On or prior to the Closing Date, the Anchor, on behalf of itself, shall deliver to PubCo, KME Special, [OTHER A ANCHOR] and Sponsor, a duly executed counterpart to the Registration Rights Agreement substantially on the terms contained in the Registration Rights Agreement Term Sheet attached as Exhibit B to the Business Combination Agreement.

Section 1.4 Support Agreements.

(a) Hereafter until the earlier of (a) the Merger Effective Time and (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 13.1 thereof (the earlier of clauses (a) and (b), the “Expiration Time”), at any meeting of the shareholders of Acquiror, however called, or at any adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Acquiror is sought, the Anchor shall (i) if a meeting is held, appear at each such meeting (in person or by proxy) or otherwise cause all of its SEDA Class A Shares (the “Anchor Class A Shares”) and Anchor SEDA Class B Shares to be counted as present thereat for purposes of establishing a quorum, (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of the Anchor Class A Shares and Anchor SEDA Class B Shares and (iii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering all of its SEDA Warrants:

(i) in favor of each Proposal;

(ii) in favor of the Requisite SEDA Warrantholder Approval;

(iii) against any Business Combination Proposal or any proposal relating to a Business Combination Proposal (in each case, other than the Proposals);

(iv) against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror (other than the Business Combination Agreement and the transactions contemplated thereby, including the Merger);

(v) against any change in the business, management or board of directors of Acquiror (other than in connection with the Proposals); and

(vi) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement, or the Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Acquiror under the Business Combination Agreement, (C) result in any of the conditions set forth in Article 12 of the Business Combination Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital shares of, Acquiror (other than in connection with the Merger and the Founder Shares Conversion).

The Anchor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b) The Anchor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated as of October 28, 2021, by and among the Sponsor, Acquiror, the Anchor and the other parties thereto (the “Letter Agreement”), including without limitation the obligations of the Anchor pursuant to Section 3 therein to not redeem any SEDA Class A Shares or SEDA Class B Shares owned by the Anchor in connection with the transactions contemplated by the Business Combination Agreement.

(c) From the date hereof until the Expiration Time, and unless expressly permitted pursuant to the terms of the Business Combination Agreement, the Anchor shall not modify or amend any Contract between or among the Anchor or any Affiliate of the Anchor (other than Acquiror), on the one hand, and Acquiror, on the other hand.

Section 1.5 Founder Shares Conversion.

(a) The Anchor hereby agrees that, immediately prior to the consummation of the Merger (but subject to the prior satisfaction of all of the conditions to consummation of the Merger set forth in Article 12 of the Business Combination Agreement), the Anchor shall contribute, transfer, assign, convey and deliver to Acquiror, and Acquiror shall acquire and accept from the Anchor, all of the Anchor’s right, title, and interest in, to and under the Anchor SEDA Class B Shares and, in exchange therefor, Acquiror shall issue to the Anchor SEDA Class A Shares, free and clear of all Liens as provided below (the “Founder Shares Conversion”).

(b) In connection with the Founder Shares Conversion, all Anchor SEDA Class B Shares shall be exchanged and converted into 283,291 SEDA Class A Shares.

(c) No certificates will be issued in connection with the Founder Shares Conversion, and Acquiror will record the exchange of Anchor SEDA Class B Shares for the SEDA Class A Shares that the Anchor is acquiring pursuant to the terms and conditions of this Section 1.6 on its books and records. Following the Founder Shares Conversion and the transactions contemplated by the Business Combination Agreement, the Anchor will not hold any SEDA Class B Shares.

(d) The Founder Shares Conversion shall be applicable only in connection with the transactions contemplated by the Business Combination Agreement and this Anchor Agreement, and the Founder Shares Conversion shall be void and of no force and effect in the event this Agreement is terminated prior to the Closing.

(e) The parties hereto intend that the Founder Shares Conversion will be treated as a tax-free recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended.

Section 1.6 Further Assurances. The Anchor shall take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Merger and the other transactions contemplated by the Business Combination Agreement on the terms and subject to the conditions set forth therein.

Section 1.7 No Inconsistent Agreement. The Anchor hereby represents and covenants that it has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of the Anchor’s obligations hereunder.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties. The Anchor represents and warrants as of the date hereof to Acquiror and PubCo as follows:

(a) Organization; Due Authorization. The Anchor is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within the Anchor’s corporate, limited liability company or other organizational, as applicable, powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of the Anchor. This Agreement has been duly executed and delivered by the Anchor and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of the Anchor, enforceable against the Anchor in accordance with the terms hereof, subject to any Enforceability Exceptions.

(b) Ownership. The Anchor is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of the Anchor SEDA Class B Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Anchor SEDA Class B Shares (other than transfer restrictions under the Securities Act)) affecting any such Anchor SEDA Class B Shares, other than Liens pursuant to (i) this Agreement, (ii) Acquiror’s Governing Documents, (iii) the Business Combination Agreement, (iv) the Letter Agreement, or (vi) any applicable securities Laws. The Anchor Class A Shares and the Anchor SEDA Class B Shares are the only equity securities of Acquiror owned of record or beneficially by the Anchor on the date of this Agreement, and none of the Anchor Class A Shares or Anchor SEDA Class B Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Anchor Class A Shares or Anchor

SEDA Class B Shares, except as provided hereunder and under the Letter Agreement. Other than the SEDA Private Warrants, SEDA Public Warrants, or pursuant to any rights under any Working Capital Promissory Note or Extension Funding Promissory Note, on the date hereof, the Anchor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.

(c) No Conflicts. The execution and delivery of this Agreement by the Anchor does not, and the performance by the Anchor of its obligations hereunder will not, (i) conflict with or result in a violation of the Organizational Documents of the Anchor, or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon the Anchor or the Anchor Class A Shares or Anchor SEDA Class B Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Anchor of its obligations under this Agreement.

(d) Litigation. There are no Actions pending or, to the knowledge of the Anchor, threatened against the Anchor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Anchor of its obligations under this Agreement.

(e) Brokerage Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement based upon arrangements made by the Anchor, for which Acquiror or any of its Affiliates may become liable.

(f) Affiliate Arrangements. Except as set forth on Schedule I hereto, neither the Anchor nor, to the knowledge of the Anchor, any Person in which the Anchor has a direct or indirect legal, contractual or beneficial ownership of five percent (5%) or greater is party to, or has any rights with respect to or arising from, any Contract with Acquiror.

(g) Acknowledgment. The Anchor understands and acknowledges that each of Acquiror and PubCo is entering into the Business Combination Agreement in reliance upon the Anchor’s execution and delivery of this Agreement.

(h) No Other Representations or Warranties. Except for the representations and warranties made by the Anchor in this ARTICLE II, the Anchor does not make any express or implied representation or warranty to Acquiror or PubCo in connection with this Agreement or the transactions contemplated by this Agreement, and the Anchor expressly disclaims any such other representations or warranties.

ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time, (b) the liquidation of Acquiror pursuant to applicable Law and the Organizational Documents of Acquiror, and (c) the written agreement of the Anchor, Acquiror, and PubCo. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

Section 3.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a) THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE AND THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE) IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS AGREEMENT. THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8.

(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.

Section 3.4 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of all of the other parties hereto. Any attempted assignment of this Agreement not in accordance with the terms of this Section 3.4 shall be void.

Section 3.5 Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages, and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that (a) the other parties hereto have an adequate remedy at law, or (b) an award of specific performance is not an appropriate remedy for any reason at law or in equity.

Section 3.6 Amendment; Waiver. This Agreement may not be amended, modified or terminated (other than as provided in Section 3.1), except upon a written agreement executed and delivered by Acquiror, PubCo and the Anchor. Any waiver of any breach of this Agreement extended by Acquiror or PubCo to the Anchor shall not be construed as a waiver of any rights or remedies of Acquiror or PubCo with respect to any subsequent breach of the Anchor. Any waiver of any provisions hereof by any party hereto shall not be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 3.7 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, then all other provisions of this Agreement shall remain in full force and effect. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 3.8 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by (a) delivery in person, (b) posting in the United States mail (having been sent registered or certified mail return receipt requested, postage prepaid), (c) FedEx or other nationally recognized overnight delivery service or (d) e-mail (having obtained electronic delivery confirmation thereof, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

If to Acquiror:

SDCL EDGE Acquisition Corporation
PO Box 309, Ugland House
Grand Cayman, KY1-1104, Cayman Islands

Attention: Ned Davis
Email: [●]

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate
London EC2N 4BQ
Attention: Lorenzo Corte, Maria Protopapa

Email: [●], [●]

If to PubCo:

Specialty Copper Listco Plc

Attention: Ned Davis

Email: [●]

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate
London EC2N 4BQ
Attention: Lorenzo Corte, Maria Protopapa
Email: [●], [●]

If to the Anchor:

[●]

[●]

[●]

Attention: [●]
Email: [●]

Section 3.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

Section 3.10 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior understandings, agreements, representations or other arrangements, both written and oral, by or among the parties hereto with respect to the subject matter hereof.

Section 3.11 Third Party Beneficiaries

(a) Except as set forth in Section 3.11(b) below, the parties hereto do not confer any rights or remedies upon any Person other than the parties to this Agreement and their respective successors and permitted assigns.

(b) The parties hereto hereby designate PP S&C Holding GmbH, a limited liability company organized under the laws of Germany, as a third-party beneficiary of paragraphs (a)(i), (ii) and (b) of Section 1.4 of this Agreement, but in relation to paragraph (b) solely with respect to Section 3 “Business Combination Vote” and Section 5 “Lock-up; Transfer Restrictions” of the Letter Agreement, having the right to enforce paragraphs (a) (i), (ii) and (b) of Section 1.4 of this Agreement, but in relation to paragraph (b) solely with respect to Sections 3 “Business Combination Vote” and Section 5 “Lock-up; Transfer Restrictions” of the Letter Agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Anchor, Acquiror and PubCo have each caused this Support Agreement to be duly executed as of the date first written above.

ANCHOR:

[●]

By:
Name:
Title:

ACQUIROR:

SDCL EDGE ACQUISITION CORPORATION

By:
Name:
Title:

PUBCO:

SPECIALTY COPPER LISTCO PLC

By:
Name:
Title:

Affiliate Arrangements

1.	Investment Agreement, dated October 8, 2021, by and among Acquiror, the Sponsor and the Anchor.

2.	Letter Agreement, dated October 28, 2021, by and among Acquiror, the Sponsor, [OTHER A ANCHOR], the Anchor and each director and executive officer of Acquiror.

3.	Registration Rights Agreement, dated October 28, 2021, by and among Acquiror, the Sponsor, [OTHER A ANCHOR] and the Anchor.

4.	Private Placement Warrants Purchase Agreement, dated October 28, 2021, by and among Acquiror, the Sponsor, [OTHER A ANCHOR] and the Anchor.

5.	Promissory Note, dated [●], by and between Acquiror, debtor, and the Anchor, creditor, in the amount of $150,000.

6.	Funding Undertaking and Promissory Note, dated November 2, 2023, by and between Acquiror, debtor, and the Anchor, creditor, in the aggregate amount of $303,536.

ANNEX E

FORM OF PUBCO ARTICLES OF ASSOCIATION

[To be filed with an amended filing]

ANNEX F

FORM OF REGISTRATION RIGHTS AGREEMENT

[To be filed with an amended filing]

ANNEX G

FORM OF AEROSPACE BUSINESS TRANSFER AGREEMENT

Asset purchase agreement

[●], 2024

BY AND AMONG

KME GERMANY GMBH

KME MANSFELD GMBH

KME AMERICA INC.

AND

CUNOVA GMBH

RELATING TO

the sale and transfer of the Specialty Aerospace business of KME

G-i

LIST OF EXHIBITS

Exhibit 7.2	Closing Memorandum

Exhibit 8.1(b)	APA Vendor Loan

Exhibit 12.2	Supply Agreement

G-ii

ASSET PURCHASE AGREEMENT

Between:

(1)	KME Germany GmbH, a limited liability company incorporated under the laws of Germany, with registered address at Klosterstraße 29, 49074 Osnabrück, Germany, and registered with the commercial register of the local court of Osnabrück under registration number HRB 214664 (“KME Germany”) as seller (the “Seller 1”);

(2)	KME Mansfeld GmbH, a limited liability company incorporated under the laws of Germany, with registered address at Lichtlöcherberg 40, 06333 Hettstedt, Germany, and registered with the commercial register of the local court of Stendal under registration number HRB 207208 (“KME Mansfeld”) as seller (the “Seller 2”);

(3)	KME America Inc., incorporated under the laws of the state of Delaware, USA, with business address at 555 W. Pierce Road, Suite 195 Itasca, 60143, Illinois (“KME America”) as seller (the “Seller 3” and together with Seller 1 and Seller 2, the “Sellers”); and

(4)	Cunova GmbH, a limited liability company incorporated under the laws of Germany, with registered address at Klosterstraße 29, 49074 Osnabrück, Germany, and registered with the commercial register of the local court of Osnabrück under registration number HRB 216155 (the “Cunova”) as purchaser (the “Purchaser”);

The Sellers and the Purchaser are also referred to collectively as the “Parties” and each of them as a “Party”.

Preamble

WHEREAS, the sole shareholder of KME Germany, and KME Mansfeld is KME SE, a European company (Societas Europaea) incorporated under the laws of Germany, with registered address at Klosterstraße 29, 49074 Osnabrück, Germany, and registered with the commercial register of the local court of Osnabrück under registration number HRB 213357 (“KME SE”) and KME Germany is the sole shareholder of KME America;

WHEREAS, KME SE is the sole limited partner (Kommanditist) of KME Special Products GmbH & Co. KG, a limited partnership (Kommanditgesellschaft) incorporated under the laws of Germany, with registered address at Klosterstraße 29, 49074 Osnabrück, Germany, and registered with the commercial register of the local court of Osnabrück under registration number HRA 207441(“KME KG”);

WHEREAS, KME KG holds 45% of all shares in MAGNET Joint Venture GmbH, a limited liability company incorporated under the laws of Germany, with registered address at Klosterstraße 29, 49074 Osnabrück, Germany, and registered with the commercial register of the local court of Osnabrück under registration number HRB 217397 (“JV GmbH”). The remaining 55% of the shares in JV GmbH are held by PP S&C Holding GmbH, a limited liability company under German law having its seat in Munich, registered with the Commercial Register at the local court of Munich under HRB 275474 (“PP Holding”);

WHEREAS, JV GmbH holds 99.996% of all shares in Cunova and KME KG holds 0.004% of all shares in Cunova;

WHEREAS, Cunova is inter alia active in the areas of (i) melting and casting (design, engineering, production and service of high-performance continuous casting moulds, as well as other engineering products used in metal casting processes), (ii) marine applications (development and manufacture of primarily copper-nickel alloy products for seawater application), tube bundles (production and distribution of tube applications for industrial purposes, and (iii) extruded & drawn (delivery of extruded and drawn copper products);

WHEREAS, the Sellers are inter alia active in the area of engineering and designing highly specialized components for aerospace rocket engines designed for critical applications (the “Specialty Aerospace Business”);

WHEREAS, KME SE, JV GmbH, The Paragon Fund III GmbH & Co. geschlossene Investment KG (“Paragon”), SDCL EDGE Acquisition Corporation (“SDCL EDGE”), among others, agreed to effect a business combination of SDCL EDGE with JV GmbH and PP Holding (the “Business Combination”) on the basis of a business combination agreement (the “BCA”) which includes the transfer of the Specialty Aerospace Business by the Sellers to Cunova;

WHEREAS, the Sellers wish to sell and transfer to the Purchaser all assets pertaining to the Specialty Aerospace Business as set forth, and subject to the terms and conditions of, this Agreement;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Definitions

1.1	Certain Definitions

For purposes of this Agreement, each of the following terms mean the following:

“Affiliate” means with respect to any Person any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.

“Aerospace Employees” means all employees exclusively or primarily attributable to the Specialty Aerospace Business.

“Aerospace Know-How” has the meaning given in Section 5.4.

“Agreement” means this Asset Purchase Agreement including all Exhibits hereto and thereto.

“Applicable Law” means any statute, law (including common law), regulation, ordinance, rule, code, order, writ, judgment, injunction, decree, governmental restriction or other requirement or rule of law of any Governmental Authority applicable to a specific Person or situation.

“BCA” has the meaning given in the preamble of this Agreement.

“Business Combination” has the meaning given in the preamble of this Agreement.

“Business Day” means any day that is not a Saturday, Sunday or any other day on which banks are required by Applicable Law to be closed in New York/USA, Milan/Italy or Munich/Germany.

“Closing” has the meaning given in Section 7.1.

“Closing Actions” has the meaning given in Section 7.2(a).

“Closing Date” has the meaning given in Section 7.1.

“control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or general partnership or managing member interests, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person. Without limiting the generality of the foregoing, a Person shall be deemed to control any other Person in which it owns, directly or indirectly, a majority of the voting interests.

“Counterparty” means any counterparty to the Sold Contracts.

“Core Know-How” has the meaning given in Section 5.1.

“Cunova” has the meaning given in the introduction section of this Agreement.

“End Date” has the meaning given in Section 10.3.

“Governmental Authority” means any foreign or domestic national, supranational, federal, state, municipal, provincial, local or other government or any departmental or other political subdivision thereof, or any entity, body or authority of the Federal Republic of Germany or any other country, locality or jurisdiction exercising executive, legislative, judicial, regulatory, administrative or other governmental functions, including, without limitation, any court, department, commission, tribunal, arbitral body, board, bureau, agency or administrative body.

“ICC Rules” has the meaning given in Section 13.9.

“JV GmbH” has the meaning given in the preamble of this Agreement.

“KME America” has the meaning given in the introduction section of this Agreement.

“KME Disclosure Schedules” means KME’s disclosure schedules to the BCA.

“KME Germany” has the meaning given in the introduction section of this Agreement.

“KME KG” has the meaning given in the preamble of this Agreement.

“KME Mansfeld” has the meaning given in the introduction section of this Agreement.

“KME SE” has the meaning given in the preamble of this Agreement.

“Know-How” means any and all know-how and other industrial and commercial information and techniques in any form not in the public domain, including drawings, formulae, test results, reports, project reports and testing procedures, instruction and training manuals, tables of operating conditions, market forecasts, lists and particulars of customers and suppliers.

“Loss” means any liabilities, costs and expenses and other damages in the meaning of Section 249 et seqq. of the German Civil Code (Bürgerliches Gesetzbuch — BGB) (excluding, however, any loss of Tax assets, Tax loss carry forwards, Tax benefits or other Tax attributes), loss of profits or any consequential damages (regardless whether specifically referred to as lost profits or consequential damages or not but having the same effect) and excluding any damage that is claimed based on the argument that the Purchase Price has been calculated or determined by the Purchaser on incorrect assumptions (including as regards alleged or actual application of a multiple). Any Loss shall be computed net of any amounts which are actually recovered under any insurance policy or which have actually been recovered from any third party.

“Other Know-How” has the meaning given in Section 5.4.

“ownership” (including the terms “owning” and “owned by”) means the title right (Eigentum) or expectancy right (Anwartschaftsrecht) to a thing.

“Paragon” has the meaning given in the preamble of this Agreement.

“Parties” has the meaning given in the introduction section of this Agreement.

“Person” means any individual, partnership, joint venture, corporation, limited liability company, trust, association, Governmental Authority or other entity.

“PP Holding” has the meaning given in the preamble of this Agreement.

“Pre-Closing Taxes” has the meaning given in Section 6.1(a).

“Purchase Price” has the meaning given in Section 8.1(a).

“Purchaser” has the meaning given in the introduction section of this Agreement.

“Purchaser Representations” has the meaning given in Section 11.

“Purchaser’s Wrong-Box Items” has the meaning given in Section 12.1(a).

“Representations” has the meaning given in Section 9.

“SDCL EDGE” has the meaning given in the preamble of this Agreement.

“Seller 1” has the meaning given in the introduction section of this Agreement.

“Seller 2” has the meaning given in the introduction section of this Agreement.

“Seller 3” has the meaning given in the introduction section of this Agreement.

“Sellers” has the meaning given in the introduction section of this Agreement.

“Sellers’ Wrong-Box Items” has the meaning given in Section 12.1(b).

“Sold Business” means the Sellers’ business operations pertaining to the Specialty Aerospace Business consisting of the Sold Contracts, the Aerospace Employees and the Aerospace Know-How.

“Sold Contracts” has the meaning given in Section 3.1.

“Specialty Aerospace Business” has the meaning given in the preamble of this Agreement.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Supply Agreement” has the meaning given in Section 12.2.

“Tax” means any taxes and surcharges or other auxiliary tax obligations within the meaning of Section 3 of the German General Tax Code (Abgabenordnung — AO), including but not limited to interest, levies, fines and penalties imposed in addition to the foregoing, duties (Zölle), and social security contributions (Sozialversicherungsbeiträge) as well as any other comparable taxes under the laws of any other jurisdiction, including but not limited to, for the avoidance of doubt, any and all income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, premium, withholding, alternative or added minimum, ad valorem, transfer or excise tax, irrespective of whether owed as primary or secondary tax liabilities (e.g. as secondary liability for third party’s taxes according to Sec. 75 of the German General Tax Code (AO) or any comparable provision in any other jurisdiction) together with any interest or penalty or addition thereto, whether disputed or not. For the avoidance of doubt, deferred taxes (latente Steuern) are not Taxes within the meaning of this definition.

“Tax Authority” means any Governmental Authority that is responsible for the assessment, administration or collection of any Taxes in any jurisdiction.

“Tax Return” means any return, report or similar statement filed or required to be filed with any Tax Authority in respect of any Tax.

“Transferred Employees” means all Aerospace Employees whose employment relationships actually transfer to the Purchaser as a result of the consummation of this Agreement.

“VAT” means (i) any tax imposed in connection the EU Council Directive of November 28, 2006 on the common system of value added tax (EC Directive 2006/112) and (ii) any tax of a similar nature, including goods and services taxes, whether imposed in a member state of the European Union, or elsewhere, in substitution for, or levied in addition to, such tax referred to in (i) above, or imposed elsewhere, including in all cases of (i) or (ii) any interest (Zinsen), penalties (Strafen) or additions (Zuschläge) as well as secondary liabilities in respect thereof.

1.2	Interpretation and Rules of Construction

In this Agreement, except as far as otherwise expressly agreed or as far as the context otherwise requires:

–	when a reference is made to a Section or Exhibit, such reference is to a Section of, or an Exhibit to, this Agreement unless otherwise indicated;

–	“days” means calendar days unless otherwise indicated;

–	whenever the words “include”, “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

–	the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

–	the words “becomes due”, “become due”, “is due” or “are due” are meant to include the word payable (i.e., fällig und zahlbar);

–	the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

–	references to any agreement or other contract include permitted supplements and amendments;

–	reference to a law include any amendment or modification to such law and any rules or regulations issued thereunder;

–	references to a Person include such Person’s successors and assigns;

–	“procure” means (without limiting other absolute obligations of the parties) the assumption of an absolute obligation of the Parties (verschuldensunabhängig); and

–	“out-of-pocket expenses” do not include overhead expenses.

2.	Relationship to BCA

This Agreement is meant to implement the BCA. In the event of any contradictions or conflicts with the BCA, the BCA shall prevail to the maximum extent legally possible.

3.	Sold Contracts

3.1	Sale of the Sold Contracts

(a)	Each Seller hereby sells to the Purchaser, and the Purchaser hereby purchases from each Seller, by way of assumption of contract with discharging effect for the respective Seller for the future (im Wege der Vertragsübernahme mit befreiender Wirkung für die Zukunft) as further set out in this Agreement and with economic effect as of the Closing Date, such contracts listed in Schedule 5.03(b) of the KME Disclosure Schedules whose contractual obligations have not been completely fulfilled as of the Closing Date (the “Sold Contracts”).

(b)	The Purchaser does not assume any contractual relationships other than the Sold Contracts, and does not assume any of the Sellers’ liabilities and obligations incurred in connection with the Sold Contracts before the Closing Date. In the case that a liability or contingent liability in relation to third parties transfers to the Purchaser by operation of law (e.g. pursuant to Section 25 of the German Commercial Code (HGB)), as between the Parties, the respective Seller shall satisfy such transferring liability or contingent liability if and to the extent the Purchaser has not explicitly accepted the respective liability or contingent liability, and the Seller shall indemnify the Purchaser against any claims or Losses arising from such transferring liability or contingent liability.

3.2	Transfer and Assignment of the Sold Contracts

(a)	Subject to the fulfillment or waiver, as the case may be, of the Closing Actions, each Seller hereby transfers and assigns with effect as of the Closing Date to the Purchaser, who hereby accepts such transfer and assignment subject to the provisions set forth in Section 3.1, all of the Sold Contracts to which it is a party.

(b)	As between the Parties, all rights and claims resulting from the Sold Contracts to the extent to be transferred hereunder shall, irrespective of whether the consent of the relevant Counterparty to the assignment of the respective Sold Contract has been obtained, as of and from the Closing Date, economically vest in the Purchaser.

(c)	Should any Counterparty refuse prior to the Closing Date to grant its consent to the assignment of the relevant Sold Contract, the relevant Seller shall put the Purchaser, to the extent legally possible, economically in a position (on an after Tax basis) as if the assignment of the relevant Sold Contract by the respective Seller to the Purchaser would have been effected as of the Closing Date, including by way of sub-licensing, sub-contracting or similar arrangement to the Purchaser providing that any enforcement by the Sellers of any rights under the relevant Sold Contract shall be for the benefit and account of the Purchaser; provided that the Purchaser agreed in writing to indemnify the respective

Seller on terms mutually agreeable to the Purchaser and relevant Seller for any payments to be made by the Seller under any such Sold Contract after the Closing Date. The respective Seller shall comply with the Purchaser’s lawful and reasonable instructions regarding the exercise of any rights under such Sold Contract, provided that the respective Seller shall only be liable for acting with gross negligence (grobe Fahrlässigkeit) or intent (vorsätzlich) when holding the Sold Contracts for the account of the Purchaser. For the avoidance of doubt, liabilities arising out of the continuation of the Sold Contract in accordance with this Section 3.2(c) shall not be borne by the Sellers.

(d)	Any payments or other performances by the Counterparties made under the Sold Contracts and any offers, orders, requests and other communication relating to any Sold Contract or otherwise to the Specialty Aerospace Business, received by the Sellers after the Closing Date shall be forwarded to the Purchaser without undue delay or deductions if and to the extent the payments or other performances relate to products delivered or services rendered after the Closing Date.

3.3	Hand-Over of Documentation

All documentation and other materials constituting, or relating to, the Sold Contracts, which is (i) in the possession or under control of each Seller and (ii) reasonably necessary for the execution of a Sold Contract, and which has not already been made available to the Purchaser shall be handed over or otherwise be made available by each Seller to the Purchaser on the Closing Date.

4.	Aerospace Employees

4.1	Transfer of Employees

(a)	Seller 1 and the Purchaser are aware that the sale and transfer of the Sold Business pursuant to this Agreement constitutes a relevant transfer of a business operation (Betriebsübergang) pursuant to Section 613a of the German Civil Code (BGB). Accordingly, the employment relationships and agreements (including all claims and liabilities) of all Aerospace Employees will transfer to the Purchaser by operation of German law subject to, and in accordance with, the regime of Section 613a of the German Civil Code (BGB) unless an employee objects to such transfer in accordance with Section 613a para. 6 of the German Civil Code (BGB). An anonymized list of the Aerospace Employees, setting forth, as of the date hereof, staff number, service date for recognition of service years, and actual total target salary (Jahreszieleinkommen) is contained in Schedule 5.03(b) of the KME Disclosure Schedules.

(b)	All liabilities, including for payment of the monthly salary payments including associated labor costs (Lohnnebenkosten), in relation to the Transferred Employees attributable to the time prior to the Closing Date shall be borne by Seller 1 and Seller 1 shall indemnify the Purchaser accordingly. All liabilities, including for payment of the monthly salary payments including associated labor costs (Lohnnebenkosten), in relation to the Transferred Employees attributable to the time after the Closing Date shall be borne by the Purchaser and the Purchaser shall indemnify the Seller 1 accordingly. For the avoidance of doubt, open holiday entitlements, gratification — if any — and time accounts shall be assumed by the Purchaser without delimitation to the Closing Date.

4.2	Employee Files

Seller 1 shall without undue delay on the Closing Date deliver to the Purchaser the personnel files relating to the Transferred Employees. Seller 1 shall, subject to applicable law, upon the Purchaser’s reasonable request, provide the Purchaser with information on every Aerospace Employee in order to allow for the Purchasers’ preparation for the onboarding and integration of the Transferred Employees.

4.3	Time-Bar

Any payment claims of the Sellers under this Section 4 shall become time-barred (Verjährung) five (5) years after the date hereof but not earlier than one (1) year after the date any claims of the Aerospace Employees for continued employment by Seller 1 become time-barred (Verjährung).

5.	Know-How

5.1	Core Know-How Transfer

Subject to the fulfillment or waiver, as the case may be, of the Closing Actions, each Seller hereby sells and assigns, or shall procure the sale and assignment, to the Purchaser, and the Purchaser hereby purchases and accepts such assignment, with economic effect as of the Closing Date, all Know-How exclusively or primarily relating to the Specialty Aerospace Business that is used or held by the Sellers and their Subsidiaries (“Core Know-How”).

5.2	Core Know-How License

To the extent that the aforementioned assignment of Core Know-How is legally not possible, each Seller hereby grants, or shall procure for, the Purchaser an all-embracing, exclusive, unrestricted, perpetual, irrevocable, royalty-free, worldwide, transferable, sublicensable (through multiple tiers) right to use and exploit all Core Know-How. The aforementioned granting of rights encompasses all pecuniary rights, including the right to use any works, which are based on or embodying the Core Know-How.

5.3	License to Sellers

The Purchaser hereby grants each Seller a non-exclusive, perpetual, irrevocable, royalty-free, non-transferable, non-sublicensable, worldwide license to use the Core Know-How primarily relating to the Specialty Aerospace Business solely to (i) manufacture products and make third-party sales of such products, and (ii) provide customer training and maintenance services, in each case unrelated to the Specialty Aerospace Business.

5.4	Other Know-How License

Each Seller hereby sells and grants, or shall procure the sale and grant, to the Purchaser, and the Purchaser hereby purchases and accepts such grant, with economic effect as of the Closing Date, a non-exclusive, unrestricted, perpetual, irrevocable, royalty-free, worldwide, transferable, sublicensable (through multiple tiers) right to use and commercially exploit all Know-How which is required for the conduct of the Specialty Aerospace Business that is used or held by the Sellers and their Subsidiaries, except for Core Know-How (“Other Know-How”, and together with Core Know-How, the “Aerospace Know-How”).

5.5	Hand-over of Documentation

All documentation and other materials embodying Aerospace Know-How (if any), which is (i) in the possession or under control of each Seller and (ii) reasonably necessary for using or otherwise commercially exploiting the Aerospace Know-How, shall be handed over by each Seller to the Purchaser on the Closing Date as:

(a)	in relation to Core Know-How, the original or, where it is not technically feasible to provide the original, a copy or by providing access to electronic documents. Following the Closing Date, the Sellers shall cease all exploitation of the Core-Know How in relation to the Specialty Aerospace Business and other materials embodying the Core Know-How. The Sellers shall provide to the Purchaser written confirmation that the Sellers have complied with this Section 5.5(a); and

(b)	in relation to Other Know-How, the original, a copy or by providing access to electronic documents,

in each case, the ownership of handed over documentation and other materials vests in the Purchaser.

6.	Taxes

6.1	Pre-Closing Taxes

(a)	The Sellers shall indemnify and hold the Purchaser harmless from and against any secondary liabilities for Taxes under Section 75 German General Tax Code (AO) or under any other statutory provision (including, e.g., Sec. 25 German Commercial Code (HGB)) which are levied against the Purchaser, and which are attributable to the Sold Business for the period up to and including the Closing Date (“Pre-Closing Taxes”); provided however, that foregoing shall not apply to the extent that Pre-Closing Taxes:

(A)	have been paid or otherwise settled by the Sellers;

(B)	result from any future measures or transactions undertaken or caused by the Purchaser or any of its Affiliates after the Closing Date;

(C)	correspond to any Tax advantages of the Purchaser or any of its Affiliates as from and after the Closing Date, applying a discount rate of three percent (3%) for the period until the time on which the respective benefit is likely to occur (for the avoidance of doubt, any step up in the Tax basis in relation to the Sold Business shall not be treated as a Tax advantage for purpose of this Section 6.1(a)(C)); or

(D)	were caused by the Purchaser’s failure to satisfy any of its obligations under this Section 6, unless and to the extent the Purchaser proves (darlegen und beweisen) that the relevant Taxes were not increased thereby.

(b)	The Purchaser shall notify the competent Tax Authority about the transfer of the Sold Business (Betriebsübergang) within one (1) month after the Closing Date.

(c)	With respect to any Pre-Closing Taxes, the Purchaser shall (i) deliver to the respective Seller without undue delay a copy of the respective Tax assessment notice (Steuerbescheid) or liability claim notice (Haftungsbescheid), (ii) file in due course a legal objection notice upon the respective Seller’s request and at the respective Seller’s costs, and (iii) conduct all legal remedy procedures as instructed by the respective Seller and at the respective Seller’s costs. The Sellers shall pay the Pre-Closing Taxes within ten (10) Business Days after the later of (x) receipt of the copy of the respective Tax assessment notice or liability claim notice and (y) five (5) Business Days prior to the due date of the respective Tax liabilities.

(d)	The Purchaser agrees to fully cooperate with the Sellers and at Sellers’ costs in any tax procedure regarding the Pre-Closing Taxes, in particular but not limited to challenge and to litigate any Tax assessment notice or other decision of a Tax Authority upon Sellers’ request and according to the Sellers’ lawful and reasonable instructions.

(e)	The Purchaser’s claims under Section 6.1(a) shall become time-barred (Ausschlussfrist) thirteen (13) months after the Closing Date.

7.	Closing

7.1	Date of Closing

The closing (the “Closing”) shall take place on the date of this Agreement (“Closing Date”).

7.2	Closing Actions

At Closing, the Parties shall take or cause the following actions to be taken, in the following order:

(a)	Each Seller shall fulfill its obligation set forth in Sections 3.3, 4.2 and 5.5(a); and

(b)	The Purchaser shall issue the APA Vendor Loan to the Sellers.

(the “Closing Actions”). Promptly after the performance of the Closing Actions, the Parties shall execute a closing memorandum substantially in form and substance as attached hereto as Exhibit 7.2.

7.3	Obligation to Close

Subject to the respective other Party’s compliance with Section 7.2, no Party shall be entitled to refuse or to delay the occurrence of the Closing. The applicability of Sections 320 and 446 of the German Civil Code (BGB) is expressly excluded.

8.	Purchase Price Matters

8.1	Purchase Price

(a)	The aggregate purchase price owed by the Purchaser to the Sellers as consideration for the sale and transfer of the Sold Business (the “Purchase Price”) shall consist of the following:

EUR 82,682,212

(b)	The Sellers hereby agree that the Purchaser’s obligation to pay the Purchase Price will be discharged in full by the issuance by the Purchaser to the Sellers of the APA Vendor Loan (as defined in the BCA and attached hereto as Exhibit 8.1(b)) which shall be settled, assigned, novated or contributed as set forth in the definitive agreements governing the Business Combination.

8.2	Value-Added Tax

(a)	The Parties take the view that the intended sale and transfer of the Sold Business under this Agreement constitutes a sale of a going concern (Geschäftsveräußerung im Ganzen) for VAT purposes according to Section 1 para. 1a of the German value-added tax code (Umsatzsteuergesetz). Accordingly, the Parties take the view that the sale and transfer of the Sold Business is not subject to VAT. The Parties shall take all reasonable steps required to treat the transfer of the Sold Business as a sale of a going concern for VAT purposes. In particular, the Parties warrant and undertake that they shall not waive any available exemption from VAT without the prior written consent of the other Party.

(b)	In the event that a relevant Tax Authority determines that the sale and transfer of the Sold Business is subject to VAT and VAT is due by the Sellers (no reverse charge), the respective VAT shall be added as additional consideration to the Purchase Price. The confirmation from the relevant Tax Authority shall be delivered by the Sellers as soon as possible after receipt from such Tax Authority. VAT shall be paid by the Purchaser to the Sellers within ten (10) Business Days of the receipt by Purchaser of a valid invoice in compliance with applicable VAT laws. The Parties will cooperate in order to mitigate any liquidity disadvantages, e.g, by allowing an assignment of the VAT claim in lieu (an erfuellungshalber) of a cash payment.

9.	Representations and Warranties of the Sellers

9.1	Representations

The Sellers hereby represent and warrant to the Purchaser by way of an independent guarantee (Section 311 para. 1 of the German Civil Code (BGB) that the following statements set forth in Section 9.2 (the “Representations”), are true and correct;

in each case provided that:

(a)	the scope and content of each Representation contained in this Section 9 as well as the Sellers’ liability arising therefrom shall be conclusively (abschließend) defined by the provisions of this Agreement (including the limitations on Purchaser’s rights and remedies set forth in Section 10 below), which shall form an integral part of the Representations;

(b)	the Representations refer to the Closing Date.

For the avoidance of doubt, the Parties agree that the Representations do not constitute a guarantee (Garantie für die Beschaffenheit der Sache) within the meaning of Sections 443 and 444 of the German Civil Code (BGB). As a precaution, the Purchaser herewith expressly waives (i) the assertion of any statutory claims against the Sellers pursuant to Section 434 et seq. of the German Civil Code (BGB) and (ii) any recourse to Section 444 of the German Civil Code (BGB).

9.2	Joint and Several Liability

The Sellers shall be jointly and severally liable for any of their obligations under this Agreement (Gesamtschuldnerschaft).

9.3	Representations of Sellers

(a)	Seller 1 is a limited liability company validly incorporated and organized under the laws of Germany. Seller 2 is a limited liability company validly incorporated and organized under the laws of Germany. Seller 3 is a corporation validly incorporated and organized under the laws of the State of Illinois.

(b)	No bankruptcy or judicial composition proceedings concerning any of the Sellers have been applied for and no circumstances exist which would require the application for any bankruptcy or judicial composition proceedings concerning a Seller or justify any action of voidance of this Agreement.

(c)	Each Seller has the absolute and unrestricted right, power, authority and capacity to execute this Agreement.

(d)	This Agreement constitutes the legal, valid and binding obligation of each Seller, enforceable under applicable laws against each Seller in accordance with its terms, and to perform its obligations under this Agreement, which actions have been duly authorized and approved by all necessary corporate actions of each Seller. Neither the conclusion nor the consummation of this Agreement and the transactions contemplated herein will directly or indirectly violate the Sellers’ certificates of incorporation, articles of association or by-laws, as applicable, or require the consent of, or notice be given to, any third party except as may be required for the transfer of the Sold Contracts in accordance with Section 3.2(c) of this Agreement.

10.	Indemnification by the Sellers

10.1	Indemnification

(a)	Pursuant to this Section 10.1, the respective Seller shall indemnify the Purchaser for Losses resulting from any breach of a Representation made by it or any other of its obligations hereunder.

(b)	If and to the extent the respective Seller is subject to an indemnification obligation for Losses, the respective Seller shall put the Purchaser into the position it would have been in had such breaches that caused such Losses not occurred (Naturalrestitution). If and to the extent the respective Seller fails to comply with the foregoing indemnification obligation (Naturalrestitution) within forty-five (45) days after the Purchaser duly notifies the respective Seller of any breach giving rise to an indemnification obligation in accordance with Section 10.5 below, or if and to the extent the respective Seller refuses to comply with the foregoing indemnification obligation or if such indemnification is not possible, the Purchaser shall be entitled to claim monetary compensation only from the respective Seller for any Losses resulting from any such breach. For the avoidance of doubt, there shall be no double-counting of Losses.

(c)	The German law legal principles regarding the calculation of damages, the mitigation of damages and the off-setting of damages by advantages (including advantages of and for the Purchaser) due to the damaging event (Schadensberechung, Schadensminderung, Vorteilsausgleich) pursuant to Sec. 249 et seqq. of the German Civil Code (BGB) shall apply mutatis mutandis to all damage claims of the Purchaser under or in connection with this Agreement.

10.2	Limitations of Liability

The aggregate maximum liability of the respective Seller for all claims under or in connection with this Agreement shall be limited to the Purchase Price allocated to it.

10.3	Time-Limitation

Unless specifically provided for otherwise herein,

(a)	all claims of the Purchaser against the respective Seller arising in relation to the performance claims (Erfüllungsansprüche) and under or in connection with the Representations contained in Sections 9.3 shall expire (Ausschlussfrist) four (4) years after the Closing Date; and

(b)	all other claims of a Party under or in connection with this Agreement, but other than in relation to Taxes, shall expire (Ausschlussfrist) on June 1, 2025.

(each of such expiry dates, an “End Date”); provided that only if, at any time prior to the respective End Date, the respective Party delivered to the other Party a due notification of a specified claim, then the time-limitation (Ausschlussfrist) in respect of such claim so asserted shall be suspended (gehemmt) until such time as such claim is finally resolved by way of a final and binding arbitration award, written compromise or written unilateral acknowledgement; provided, however, that the respective Party asserts such timely notified claim in arbitration in accordance with the provisions of Section 13.9 at the latest six (6) months after its notification which suspended the time-limitation (Ausschlussfrist). Section 203 of the German Civil Code (BGB) and its underlying principles shall not apply.

10.4	Assignment of Claims

In the event and to the extent that the Sellers indemnify the Purchaser in accordance with this Agreement, the Purchaser shall promptly assign or procure to have assigned to the respective Seller all claims the Purchaser might have against any third party (in particular insurances) in connection with the event that caused such Losses for which, and to the extent, the respective Seller grants the Purchaser indemnification. In the event that an assignment of such claims is not possible for legal reasons, the Purchaser shall use its reasonable best efforts that the respective Seller and any of its Affiliates be put in a position as if such assignment had been effected. In any event, the Purchaser shall use its reasonable best efforts that the full benefits of all insurances in respect of matters for which the respective Seller shall grant indemnity hereunder shall be received by the respective Seller. In respect of any claim for which assignment is not possible, the respective Seller shall at all times give Purchaser and its officers, directors, employees, agents, representatives and advisors access to any relevant documents, records and information and shall not make any admission of liability, agreement or compromise in respect of any such claim without the prior written consent of the Purchaser.

10.5	Claim Notices

(a)	In case of a potential claim of the Purchaser under or in connection with this Agreement, but other than in relation to Taxes, the Purchaser shall submit to the respective Seller without undue delay but in any event within fifteen (15) Business Days after discovery of the relevant facts by the Purchaser a written notice justifying a claim for indemnification under or in connection with this Agreement and announcing the Purchaser’s intention to hold the respective Seller liable, such written notice to specify in reasonable detail the facts upon which the alleged claim is based, the alleged legal basis of the claim, and, to the extent possible, the estimated amount of such claim.

(b)	A failure of the Purchaser to comply with its obligations pursuant to this Section 10.5 with respect to a specific claim of the Purchaser hereunder shall release the respective Seller from its obligation to indemnify the Purchaser therefor under or in connection with this Agreement only if and to the extent the respective Seller is prejudiced by such failure.

10.6	Purchase Price Adjustment

To the extent permitted by Applicable Law, the Parties agree that any indemnity payments by one Party to the other pursuant to this Agreement shall be treated as adjustments of the Purchase Price for Tax purposes, and in any event shall be made without any deduction for Taxes, costs or charges.

10.7	Sole Remedy

(a)	The Purchaser hereby acknowledges and agrees that its sole and exclusive remedy with respect to any and all Losses or other detriments relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions of this Section 10 and the provisions of the BCA. In furtherance of the foregoing, the Purchaser hereby waives to the fullest extent permitted under Applicable Law any and all other statutory or contractual claims relating to the subject matter of this Agreement not covered by this Section 10 or by the BCA. As amplification and without limitation any claims based on statutory principles of breach of contract in particular “kaufrechtliche Gewährleistungsansprüche” including “Nacherfüllung”, rescission (Rückabwicklung) or challenge (Anfechtungsrechte) of this Agreement are expressly excluded; provided that any claims for fulfillment of this Agreement (primäre Erfüllungsansprüche) which are not expressly and specifically the subject matter of a Representation, and (solely) claims for monetary damages as a result of the breach of covenants or the non-fulfillment of other obligations pursuant to this Agreement are not affected by this Section 10.7, however, only if and to the extent they are not limited or restricted by a provision of this Agreement. The Purchaser shall in no event have a right to rescind, cancel or otherwise terminate this Agreement or to exercise any right or remedy which would have a similar effect.

(b)	The Purchaser furthermore acknowledges and agrees that neither any direct or indirect shareholder or member of the Sellers nor any of their respective directors, officers, employees or advisors shall have any liability or obligation towards the Purchaser, arising out of, connected with, or resulting from the activities of any of the foregoing in connection with the preparation, negotiation and implementation of this Agreement and the transactions contemplated hereby.

(c)	For the avoidance of doubt: The provisions of this Section 10.7 shall not affect any rights and remedies of a Purchaser for fraud or willful misconduct (Vorsatz) to the extent they cannot legally be waived in advance.

11.	Representations and Warranties by the Purchaser

The Purchaser hereby represents and warrants to each of the Sellers by way of an independent guarantee (Section 311 para. 1 of the German Civil Code (BGB)) that the following statements set forth in this Section 11 (the “Purchaser Representations”), are true and correct as of the date hereof. In the event of a breach of a Purchaser Representation Section 10.1 shall apply mutatis mutandis.

(a)	The Purchaser is a limited liability company validly incorporated and organized under German law.

(b)	The Purchaser is an entrepreneur for German VAT purpose and the Sold Business will be used for his entrepreneurial activities.

(c)	The Purchaser has the right and corporate authority to execute this Agreement and to consummate the transactions contemplated herein.

(d)	The conclusion or consummation of this Agreement and the transactions contemplated herein do not violate any Applicable Laws, or require the consent of any third party, except as may be required for the transfer of the Sold Contracts or the renewal of certain permits or certificates.

12.	Certain Covenants

12.1	Inadvertently Sold or Omitted Assets

Within nine (9) months after the Closing Date:

(a)	if any contracts, employees or Aerospace Know-How not reasonably required for the continuation of the Specialty Aerospace Business are inadvertently sold and/or transferred under this Agreement (“Purchaser’s Wrong-Box Items”), the Purchaser shall transfer such Purchaser’s Wrong-Box Items to the relevant Seller (or any Person designated by the Sellers) upon its request without consideration;

(b)	if any assets, contracts, employees or intellectual property (including, but not limited to, Aerospace Know-How) required for the continuation of the Specialty Aerospace Business were inadvertently not sold and transferred under this Agreement (“Sellers’ Wrong-Box Items”), the respective Seller shall transfer such Sellers’ Wrong-Box Items to the Purchaser (or any Person designated by the Purchaser) upon the Purchaser’s request without consideration.

12.2	Supply Agreement

On the Closing Date, the Parties shall enter into a supply agreement regarding the supply of material required for the Specialty Aerospace Business by KME Germany and KME Mansfeld to Cunova according to pre-agreed specifications substantially in the form as attached hereto as Exhibit 12.2 (the “Supply Agreement”).

13.	Miscellaneous

13.1	Payment Terms

(a)	Any payments to be made under this Agreement shall be made by irrevocably wire transfer in Euro on the relevant due date with value on that date in immediately available funds and without deducting any costs.

(b)	In the event and to the extent that a party is in default (Verzug) with any payment hereunder, such party shall pay default interest at a rate of the statutory rate pursuant to Section 288 para. 2 of the German Civil Code (BGB) (i.e., base interest rate (Basiszinssatz) plus 9 percentage points) (calculated daily on the basis of a year of 360 days and payable at the same time as the payment to which it relates) as from and including the date on which the default occurs until and including the date of actual payment. The right to claim further damages, if any, shall remain unaffected. For the avoidance of doubt: A party shall automatically and without any further notice requirements be regarded as being in default with payments if such payments are not effected when due. To the extent legally possible, all statutory provisions to the contrary are hereby waived.

13.2	No Set-off

Unless foreseen in the BCA, no party shall be entitled to (i) set-off (aufrechnen) any rights and claims it may have under this Agreement against any rights or claims any other party may have under this Agreement, or (ii) refuse to perform any obligation it may have under this Agreement on the grounds that it has a right of retention (Zurückbehaltungsrecht), unless the rights or claims of the relevant party claiming a right of set-off (Aufrechnung) or retention (Zurückbehaltung) have been acknowledged (anerkannt) in writing by the relevant other party or have been confirmed by enforceable decision of a competent court (Gericht) or arbitral tribunal (Schiedsgericht).

13.3	Confidentiality

No Party shall make any press release or similar public announcement with respect to this Agreement and each Party shall keep confidential and not disclose to any third party the contents of this Agreement and any confidential information regarding any other Party disclosed to it in connection with this Agreement or its implementation, all except as expressly agreed upon with the other Party and except as may be required in order to comply with the requirements of any Applicable Laws or the rules and regulations of any stock exchange on which any securities of the relevant Party or any of its parent companies are listed. The aforementioned obligations shall not apply to the disclosure of the contents of this Agreement (i) to directors, officers, employees and advisors of a Party, and (ii) to Affiliates or to the banks and financing institutions financing the transactions contemplated in this Agreement or the BCA or direct or indirect shareholders (and their directors, officers, employees and advisors).

13.4	Fees, Costs, Transfer Taxes

(a)	Each Party shall pay and bear its own expenses and fees (including attorneys’, accountants’, consultants’ and advisors’ fees) in connection with the preparation, execution, amendment or consummation of this Agreement or any of the transactions contemplated hereby.

(b)	The Purchaser shall bear any administrative fees and all transfer Taxes related to this Agreement; provided, that the payment of VAT, if applicable, shall exclusively be governed by Section 8.2.

13.5	Amendments and Notices

(a)	Changes and amendments to this Agreement shall be valid only if made in writing (Section 126 of the German Civil Code (BGB)), unless a notarial deed or any other stricter form is legally required. This shall also apply to any change or amendment of this Section 13.5(a).

(b)	All notices, demands and other communications given or delivered under this Agreement shall be made in text form (Section 126b of the German Civil Code (BGB)) and will be deemed to have been given when received (Zugang) by personal delivery, courier service, registered mail receipt confirmed and shall be considered delivered in all respects when delivered as follows; provided that a delivery to the “copy” addresses shall not be a precondition for a valid delivery:

(i)	if to the Sellers

KME Group SpA

Foro Buonaparte, 44

20121, Milan

Attention: Diva Moriani

Email: [●]

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP
Königinstr. 9
80539 Munich, Germany
Attention: Dr. Florian Harder
Email: [●]

(ii)	if to the Purchaser:

cunova GmbH

Klosterstraße 29, 49074 Osnabrück, Germany

Attention: Werner Stegmueller, Wolf Van Lengerich

Email: [●]; [●]

with a copy (which shall not constitute notice) to:

Latham & Watkins

Attn.: Dr. Ingo Strauss, Dr. Heiko Gotsche

Dreischeibenhaus 1

40211 Düsseldorf

Germany

Email: [●]; [●]

SEDA Magnet LLC
Attn.: Ned Davis

251 Little Falls Drive, Wilmington

Delaware 19808

New York, NY 10165

Email: [●]

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate
London EC2N 4BQ
Attention: Lorenzo Corte, Maria Protopapa
Email: [●] and [●]

or to such other address as any Party hereto shall have designated by written notice to the other party from time to time.

13.6	Severability Clause

If a provision of this Agreement should be or become partially or entirely invalid or unenforceable or in the event of a contractual gap, the validity of the other provisions of this Agreement shall not be affected thereby. The respective invalid or unenforceable provision shall be replaced by the Parties, and the gap be filled by the Parties, by a legally valid arrangement which corresponds as closely as possible to the intention of the Parties or what would have been the intention of the Parties according to the aim and purpose of this Agreement if they had considered the issue.

13.7	Exhibits

The Exhibits to this Agreement form an integral part of this Agreement. Statements in one provision or Exhibit to this Agreement shall be deemed to have been made also for the purposes of all other provisions of and Exhibits to this Agreement.

13.8	Governing Law

This Agreement shall be governed by, and interpreted in accordance with, the laws of the Federal Republic of Germany, excluding conflict of law rules and the United Nations Convention on the International Sale of Goods. English terms used in this Agreement shall be interpreted in accordance with German law and not in accordance with any specific legal meaning such term may have under English law or any other common law jurisdiction unless the context clearly so requires.

13.9	Arbitration and Venue

All disputes arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, that cannot be amicably settled by the Parties within ninety (90) days of one Party’s issuance of a notice of dispute to the other Party, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce in force on the date of applying for arbitration (the “ICC Rules”), by three (3) arbitrators appointed in accordance with the ICC Rules. The Purchaser shall appoint one (1) arbitrator and the Sellers shall jointly appoint one (1) arbitrator and the two (2) arbitrators appointed by the parties (or by the ICC Court pursuant to Article 8(4) of the ICC Rules as the case may be) shall within 30 days of the appointment of the second arbitrator agree upon a third arbitrator who shall act as chairman of the tribunal. The place of the arbitration shall be London, England. The language of the arbitration shall be English.

13.10	Headings and German Terms

In this Agreement the headings are inserted for convenience only and shall not affect the interpretation of this Agreement. Where a German term has been inserted, it alone shall be authoritative for the purpose of the interpretation of the relevant English term in this Agreement.

13.11	Complete Agreement

This Agreement (together with the definitive agreements entered into by and among Paragon, SDCL EDGE, KME SE, JV GmbH and PP Holding regarding the consummation of the Business Combination and the APA Vendor Loan constitutes the full understanding of the Parties and the complete and exclusive statement of the terms and conditions of the Agreement relating to the subject matter hereof and supersedes any and all prior agreements, whether written or oral, that may exist between the Parties with respect thereto.

13.12	Oral Statements

As part of the agreed contractual risk allocation, no Party shall be liable for the correctness of any oral or written statements made by managing directors, employees or consultants of such Party and its Affiliates, in particular, if made during the due diligence, and the knowledge of these Persons may not be attributed to the Party.

13.13	Successors; Assignments

(a)	This Agreement shall inure to the benefit of and be binding upon the Parties and the respective successors and permitted assigns of the Parties hereto only unless explicitly otherwise provided. In the event that this Agreement contains explicit provisions which are made for the benefit of a third party, the Parties shall nevertheless be permitted to terminate, alter or amend this Agreement without the consent of such third party beneficiary regardless of whether its legal position is affected thereby.

(b)	Neither this Agreement nor any of the rights or claims of the Sellers or the Purchaser hereunder shall be assigned without the prior written consent of the other Party, unless foreseen in the BCA.

13.14	Third Party Beneficiaries

This Agreement shall be binding upon and inure solely to the benefit of the Parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

13.15	Further Documents

Each of the Parties shall execute and deliver all such further documents and agreements and perform such further acts as are reasonably required hereby and are not inconsistent with any other provisions of this Agreement.

[Signatures follow]

KME Germany GmbH

as Seller 1

Name	Name
Title:	Title:

KME Mansfeld GmbH

as Seller 2

Name	Name
Title:	Title:

KME America Inc.

as Seller 3

Name	Name
Title:	Title:

Cunova GmbH

as Purchaser

Name	Name
Title:	Title:

ANNEX H

FORM OF LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”), dated as of          is made and entered into by and among (1) Specialty Copper Listco Plc, a public limited company registered in England and Wales with company number 15395590 (“PubCo”), (2) SDCL EDGE Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), (3) KME Special Products GmbH & Co. KG (“KME Special”), and (4) the directors and officers of PubCo set forth on Schedule I hereto (the “PubCo D&Os” and, together with the Sponsor, KME Special and any other person who hereafter becomes a party to this Agreement pursuant to Section 3 or Section 10 of this Agreement, the “Securityholders” and, each, a “Securityholder”).

WHEREAS, (i) SDCL EDGE Acquisition Corporation, a Cayman Islands exempted company (“SEDA”), (ii) Mr. Edward Wilson Davis, solely in his capacity as the representative for the shareholders of SEDA, (iii) PubCo, (iv) SEDA Magnet LLC, a Delaware limited liability company (“Merger Sub”), (v) Magnet Joint Venture GmbH, a limited liability company organized under the laws of Germany (“JV GmbH”), (vi) PP S&C Holding GmbH, a limited liability company organized under the laws of Germany (“PP Holding”), (vii) cunova GmbH, a limited liability company organized under the laws of Germany (“Cunova”), (viii) KME SE, a stock corporation organized under the laws of Germany (“KME”), (ix) Creature Kingdom Limited, a private limited company registered in England and Wales with registered number 06799429, and (x) The Paragon Fund III GmbH & Co. geschlossene Investment KG, a limited partnership organized under the laws of Germany (“Paragon”), have entered into a business combination agreement (as amended, modified, supplemented or waived from time to time, the “Business Combination Agreement”), pursuant to which, among other things, in the manner, and on the terms and subject to the conditions and exclusions set forth therein, (A) SEDA will merge with and into Merger Sub (the “Merger”), with Merger Sub as the surviving company in the Merger and, after giving effect to the Merger, (B) (I) KME shall cause KME Special to transfer its shares in JV GmbH to PubCo, (II) KME will procure the transfer of the Aerospace Business to cunova (or one of its subsidiaries), and (III) Paragon will transfer its shares in PP Holding to PubCo; and

WHEREAS, upon the Closing, each of the Securityholders will own equity interests in PubCo; and

WHEREAS, in connection with the Transactions, the parties hereto wish to set forth herein certain understandings between such parties with respect to certain restrictions on transfer of equity interests in PubCo.

NOW, THEREFORE, the parties agree as follows:

1. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement.

2. Subject to the exceptions set forth in Section 3 and the early release provisions set forth in Section 4 and Section 5 below, (A) the Sponsor, until the date that is one (1) year after the Closing Date (the “Sponsor Lock-Up Period”), and (B) all other Securityholders, until the date that is one hundred eighty (180) days after the Closing Date (the “Securityholders Lock-Up Period” and, together with the Sponsor Lock-Up Period, the “Lock-Up Period”), agree not to:

(i)	sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of Exchange Act and the rules and regulations of the SEC promulgated thereunder, with respect to (w) ordinary shares in the corporate capital of PubCo having the rights and being subject to the conditions set out in the New PubCo Articles (the “PubCo Shares”) (or any securities convertible into or exercisable or exchangeable for PubCo Shares) received by or issuable to each Securityholder in connection with the Transactions, (x) any PubCo Shares (or any securities convertible into or exercisable or exchangeable for PubCo Shares) acquired by each Securityholder after the Closing during the applicable Lock-Up Period, (y) any other equity security of PubCo issued or issuable with respect to any PubCo Share by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization, and (z) with respect to Sponsor only, SEDA Warrants or any PubCo Shares issued, or issuable, upon conversion of the SEDA Warrants (collectively, the “Lock-Up Securities”);

(ii)	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-Up Securities, whether any such transaction is to be settled by delivery of such Securities, in cash or otherwise; or

(iii)	publicly announce any intention to effect any transaction specified in clause (i) or (ii) (any of the foregoing described in clauses (i) through (iii), a “Transfer”).

3. The restrictions set forth in Section 2 shall not apply to:

(i)	in the case of an entity, Transfers (A) to another entity that is an Affiliate of the undersigned, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the undersigned or Affiliates of the undersigned or who shares a common investment advisor with the undersigned, (B) as part of a distribution to members, partners, shareholders or equity holders of the undersigned, and (C) by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(ii)	in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(iii)	in the case of the Sponsor only, Transfers of Lock-Up Securities awarded to Sustainable Development Capital LLP (A) pursuant to that certain Investment Advisory Agreement dated October 28, 2021 (as amended and supplemented), by and among Sustainable Development Capital LLP, the Sponsor and SEDA, and (B) to comply with any Governmental Order, whether preliminary or final and including any requests and/or instructions, of a Governmental Authority (including any recognized stock exchange);

(iv)	in the case of an individual, Transfers (A) by gift to the individual’s spouse, domestic partner, child (including by adoption), father, mother, brother or sister, and lineal descendants (including by adoption) (“Immediate Family”), or (B) to a trust, the beneficiary of which is a member of one of the individual’s Immediate Family, an Affiliate of such person or to a charitable organization, (C) by virtue of laws of descent and distribution upon death of the individual, (D) by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement, and to a partnership, limited liability company or other entity of which the undersigned and/or the Immediate Family of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(v)	Transfers relating to PubCo Shares or other securities convertible into or exercisable or exchangeable for PubCo Shares acquired in open market transactions after the Closing; provided that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than a required filing on Schedule 13F, 13G or 13G/A) during the applicable Lock-Up Period;

(vi)	the exercise of stock options or the vesting of stock awards of PubCo Shares and any related transfer of PubCo Shares in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or (y) for the purpose of paying the exercise price of such options or for paying taxes due as a result of the exercise of such options, the vesting of such options or stock awards, or as a result of the vesting of such PubCo Shares, it being understood that all PubCo Shares received upon such exercise, vesting or transfer will remain subject to the restrictions of this Agreement during the applicable Lock-Up Period;

(vii)	Transfers to PubCo pursuant to any contractual arrangement in effect at the Closing that provides for the repurchase by PubCo or forfeiture of PubCo Shares or other securities convertible into or exercisable or exchangeable for PubCo Shares in connection with the termination of the Securityholder’s service to PubCo or any of its Subsidiaries;

(viii)	the entry, by a Securityholder, at any time after the Closing, of any trading plan providing for the sale of PubCo Shares by a Securityholder, which trading plan meets the requirements of Rule 10b5-1 under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any PubCo Shares during the applicable Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the applicable Lock-Up Period;

(ix)	Transfers in the event of completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their PubCo Shares for cash, securities or other property;

(x)	Transfers to satisfy any U.S. federal, state, or local income tax obligations of a Securityholder (or its direct or indirect owners) arising from a change in the Code, or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Business Combination Agreement was executed by the parties thereto, and such change prevents the Merger from qualifying as a “reorganization” pursuant to Section 368 of the Code (and the Merger does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes), in each case solely and to the extent necessary to cover any tax liability as a direct result of the transaction;

(xi)	Transfers on arms’ length terms under commercial arrangements for the sale of Lock-Up Securities in order exclusively to enable the transferor of such Lock-Up Securities (or any person or persons whose tax liability, in whole or in part, is determined by reference to the income, gains or assets of the Securityholder, as applicable, together with the transferor such person being the “Dry Charge Taxpayer”) to discharge all applicable tax liabilities under jurisdictions relevant to the Dry Charge Taxpayer, as applicable, arising in connection with the holding of such Lock-Up Securities, other than as a result of a cash distribution in relation to those Lock-Up Securities, and further provided that the amount of Lock-Up Securities permitted to be transferred in such case be approved by PubCo in its discretion, based on written professional advice from a reputable legal services provider in relation to the taxation of the Dry Charge Taxpayer and otherwise based on such reasonable assumptions as PubCo determines in good faith to be appropriate; and

(xii)	pledges of PubCo Shares or other securities convertible into or exercisable or exchangeable for PubCo Shares in a bona fide transaction as collateral to secure obligations pursuant to lending or other financing arrangements between a Securityholder (or its affiliates), on the one hand, and a third party, on the other hand, for the benefit of such Securityholder and/or its affiliates.

provided, however, that, in the case of clauses (i) through (iv), such permitted transferees must enter into a written agreement, in substantially the form of this Agreement (it being understood that any references to “Immediate Family” in the agreement executed by such permitted transferee shall expressly refer only to the Immediate Family of the applicable Securityholder and not to the Immediate Family of the permitted transferee), agreeing to be bound by all terms herein including, for the avoidance of doubt, all Transfer restrictions set forth herein, further provided, however, that, in the event of a Transfer in the case of clause (iii) in relation to a Governmental Order, such permitted transferees and their permitted transferees shall not be required to enter into the aforementioned written agreement and to be bound by all terms herein. In this Section 3.

4. In the event that PubCo releases or waives, in full or in part, any person from a lock-up agreement entered into in connection with the Closing, then the same number of PubCo Shares constituting the Lock-Up Securities held by any undersigned Securityholder as held by such released party shall be immediately and fully released on the same terms as such released party from the applicable prohibition(s) set forth herein. The foregoing provisions of this paragraph will not apply if (i) the release or waiver is granted to a holder of PubCo Shares in connection with a follow-on public offering of PubCo Shares pursuant to a registration statement filed with the SEC, whether or not such offering or sale is wholly or partially a secondary offering of PubCo Shares, and the undersigned Securityholder, only to the extent the undersigned Securityholder has a contractual right to demand or require the registration of the undersigned’s PubCo Shares or “piggyback” on a registration statement filed by PubCo for the offer and sale of PubCo Shares, has been given an opportunity to participate on a basis consistent with such contractual rights in such follow-on offering, (ii) (a) the release or waiver is effected solely to permit a Transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this Agreement to the extent and for the duration that such terms remain in effect at the time of the Transfer, (iii) the aggregate number of PubCo Shares constituting the Lock-Up Securities affected by such releases or waivers (whether in one or multiple releases or waivers) with respect to any particular beneficial or record holder of such PubCo Shares constituting the Lock-Up Securities is less than or equal to one percent (1%) of the total number of outstanding PubCo Shares then outstanding (on a fully-diluted basis, calculated as of the date of such release or waiver), or (iv) PubCo determines in its sole reasonable discretion that a release or waiver should be granted to a record or beneficial holder of PubCo Shares constituting the Lock-Up

Securities due to circumstances of emergency or hardship. In the event that PubCo changes, amends, modifies or waives (other than to correct a typographical error) any particular provision of any other lock-up agreement entered into in connection with the Closing, then each undersigned Securityholder shall be offered the option (but not the requirement) to make a corresponding change, amendment, modification or waiver to this Agreement, with such option to be exercised in a written notice to PubCo which makes reference to this Agreement.

5. The restrictions set forth in Section 2 shall terminate and be fully released in respect of all Lock-Up Securities (i) immediately prior to the closing of any transaction, business or financial dealing resulting in a change of control (whether direct or indirect) of JV GmbH, and (ii) if, subsequent to the Closing, the closing price of the PubCo Shares equals to or exceeds twelve U.S. Dollars ($12.00) per PubCo Share (as adjusted for share sub-divisions, share capitalizations, share consolidations, reorganizations, recapitalizations and the like) for any twenty (20) trading days within a thirty (30) trading day period commencing at least one hundred fifty (150) days after the Closing Date.

6. This Agreement shall terminate upon the earlier of (i) the expiration of the Sponsor Lock-Up Period, (ii) the closing of a liquidation, merger, stock exchange, reorganization or other similar transaction after the Closing Date that results in all of the public stockholders of PubCo having the right to exchange their shares of PubCo for cash securities or other property, or (iii) the liquidation of PubCo.

7. In furtherance of the foregoing, each Securityholder hereby authorizes PubCo, and any duly appointed transfer agent for the registration or transfer of the securities described herein, to (i) note stop transfer restrictions on the share register and other records relating to the Lock-Up Securities, and (ii) to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement.

8. This Agreement replaces Section 5(a) and 5(b) of that certain Letter Agreement, dated October 28, 2021, by and among SEDA, the Sponsor, and certain other parties thereto, which Section 5(a) and 5(b) shall be terminated and, to the extent previously applicable to a Securityholder, of no further effect with respect to such Securityholder upon the Closing, and constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby.

9. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing, executed by PubCo and the Securityholders holding a majority of the PubCo Shares then held by the Securityholders in the aggregate as to which this Agreement has not been terminated, executed in the same manner as this Agreement and which makes reference to this Agreement. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any party or parties hereto effected in a manner which does not comply with this Section 9 shall be null and void, ab initio.

10. Except as set forth herein, no party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of (i) with respect to the Sponsor, KME Special, (ii) with respect to KME Special, the Sponsor, (iii) with respect to any other Securityholder, PubCo, and (iv) with respect to PubCo, the Securityholders holding a majority of the shares of PubCo then held by the Securityholders in the aggregate as to which this Agreement has not been terminated. Any purported assignment in violation of this Section 10 shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on each Securityholder and each of its respective successors, heirs and assigns and permitted transferees.

11. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties hereto irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party hereto to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party hereto in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 11. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.

12. This Agreement may be executed in two (2) or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

13. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iii) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(i)	if to PubCo or the PubCo D&Os, to:

Specialty Copper Listco Plc
1 Vine Street, 5th Floor
London W1J 0AH, United Kingdom
Attention: Ned Davis
Email: Ned.Davis@sdclgroup.com

with a required copy (which copy shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate
London EC2N 4BQ
Attention: Lorenzo Corte, Maria Protopapa
Email: lorenzo.corte@skadden.com and maria.protopapa@skadden.com

(ii)	if to the Sponsor, to:

SDCL EDGE Sponsor LLC

PO Box 309, Ugland House
Grand Cayman, KY1-1104, Cayman Islands

Attention: Ned Davis, Benoit Sansoucy
Email: Ned.Davis@sdclgroup.com, Benoit.Sansoucy@maples.com

with a required copy (which copy shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate
London EC2N 4BQ
Attention: Lorenzo Corte, Maria Protopapa
Email: lorenzo.corte@skadden.com and maria.protopapa@skadden.com

(iii)	if to KME Special, to:

KME Group SpA
Foro Buonaparte no. 44, 20121, Milan, Italy
Attention: Diva Moriani
Email: diva.moriani@kme.com

with a required copy (which copy shall not constitute notice) to:

Morgan, Lewis & Bockius LLP
Königinstr. 9
80539 Munich, Germany
Attention: Dr. Florian Harder
Email: florian.harder@morganlewis.com

14. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties hereto.

15. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which any party hereto is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law, and each party hereto agrees to waive any requirement for the securing or posting of any bond in connection therewith.

16. This Agreement, the Business Combination Agreement and each agreement, instrument or document attached to the Business Combination Agreement as an Exhibit or entered into pursuant to the Business Combination Agreement (the “Ancillary Documents”), and the other agreements, certificates and instruments executed or delivered or to be executed or delivered by any of the parties hereto in connection with or pursuant to this Agreement or the Ancillary Documents constitute the entire agreement between the parties hereto relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or between the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement, the Business Combination Agreement and the Ancillary Documents.

17. The liability of any Securityholder hereunder is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Securityholder be liable for any other Securityholder’s breach of such other Securityholder’s obligations under this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

PUBCO:

By:
Name:
Title:

SECURITYHOLDERS:

By:
Name:
Title:

SCHEDULE I

PUBCO D&Os

ANNEX I

FORM OF AMENDMENT TO WARRANT AGREEMENT

[To be filed with an amended filing]

I-1